Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269764

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

To the stockholders of Calyxt, Inc. and the members of Cibus Global, LLC:

On January 13, 2023, Calyxt, Inc., a Delaware corporation (“Calyxt, Inc.”), and Calypso Merger Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of Calyxt, Inc. (“Merger Subsidiary”) entered into an Agreement and Plan of Merger (the “Merger Agreement,” and the transactions contemplated thereby, the “Transactions”) with Cibus Global, LLC, a Delaware limited liability company (“Cibus Global”), New Ventures I Holdings, LLC, a Delaware limited liability company (“Blocker 1”), BCGF CB Holdings LLC, a Delaware limited liability company (“Blocker 2”), BCGFCP CB HOLDINGS LLC, a Delaware limited liability company (“Blocker 3”), BCGFK CB Holdings LLC, a Delaware limited liability company (“Blocker 4”), FSBCGF CB Holdings LLC, a Delaware limited liability company (“Blocker 5”), PYLBCG CB Holdings LLC, a Delaware limited liability company (“Blocker 6”), FSGRWCO CB Holdings LLC, a Delaware limited liability company (“Blocker 7”), GROWTHCO CB Holdings LLC, a Delaware limited liability company (“Blocker 8”), GRTHCOCP CB Holdings LLC, a Delaware limited liability company (“Blocker 9”), and GRWTHCOK CB Holdings LLC, a Delaware limited liability company (“Blocker 10” and, collectively with Blocker 1, Blocker 2, Blocker 3, Blocker 4, Blocker 5, Blocker 6, Blocker 7, Blocker 8 and Blocker 9, the “Blockers”).

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions set forth therein (including receipt of Calyxt, Inc. stockholder approval and Cibus Global member approval), on the date of the closing of the Transactions (the “Closing”): (i) each of the Blockers will merge with and into Calyxt, Inc. (each a “Blocker Merger,” and collectively the “Blocker Mergers”), in each case with the Blockers ceasing to exist and Calyxt, Inc. surviving each such Blocker Merger (the resulting company, “Cibus, Inc.”); (ii) at the effective time of the Blocker Merger with Blocker 1 (the “First Blocker Merger Effective Time”), Calyxt, Inc.’s certificate of incorporation will be amended and restated (as amended and restated, the “Amended Certificate of Incorporation”) and its bylaws will be amended and restated (as amended and restated, the “Amended Bylaws”); (iii) following the Blocker Mergers, Merger Subsidiary will merge with and into Cibus Global (the “Cibus Merger” and, collectively with the Blocker Mergers, the “Mergers”), with Cibus Global as the surviving company and Merger Subsidiary ceasing to exist.

As consideration for the Mergers, the equityholders of the Blockers and the equityholders of Cibus Global will receive the Merger Consideration (as defined below). In connection with the Mergers, Cibus, Inc. will contribute all of its assets and liabilities to Cibus Global, as a contribution to the capital of Cibus Global, in exchange for newly issued membership units of Cibus Global (“Cibus Common Units”) under Cibus Global’s third amended and restated limited liability company agreement (the “Cibus Amended Operating Agreement”).

The Closing is subject to the approval of Calyxt, Inc.’s stockholders, the approval of Cibus Global’s members, approval of the Blocker members, the receipt of required regulatory approvals (to the extent applicable) and satisfaction of other customary closing conditions, as more particularly described in the Merger Agreement and in the accompanying proxy statement/prospectus. The Closing is currently expected to occur in the second quarter of 2023.

The Amended Certificate of Incorporation, once adopted at the First Blocker Merger Effective Time, will designate two classes of Cibus, Inc. common stock: (i) Class A Common Stock, par value $0.0001 (the “Class A

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Common Stock”), which shares will have full voting and economic rights, and (ii) Class B Common Stock, par value $0.0001 (the “Class B Common Stock” and, together with the Class A Common Stock, the “Shares”), which shares will have full voting, but no economic rights. Upon adoption of the Amended Certificate of Incorporation, each share of Calyxt, Inc. common stock, par value $0.0001 per share (“Calyxt Common Stock”), existing and outstanding immediately prior to the First Blocker Merger Effective Time shall remain outstanding as a share of Class A Common Stock at the First Blocker Merger Effective Time without any conversion or exchange thereof.

At each effective time of each Blocker Merger, the limited liability company interests of the applicable Blocker will be cancelled and converted into the right of the equityholders of the applicable Blocker to receive shares of Class A Common Stock corresponding to that Blocker Merger (the “Blocker Merger Consideration”), in each case, as set forth in the allocation schedule attached to the Merger Agreement (as such allocation schedule shall be amended and revised from time to time prior to the Closing, the “Allocation Schedule”).

At the effective time of the Cibus Merger, all of the issued and outstanding membership units of Cibus Global (including profits interest units), and all warrants or options to purchase membership units of Cibus Global, will be cancelled (or, in the case of warrants, surrendered to Cibus, Inc. for exchange) and converted into the right to receive the following (the “Cibus Merger Consideration,” and together with the Blocker Merger Consideration, the “Merger Consideration”):

•

any pre-Closing holder (excluding the Blockers, but including any investor who has delivered an irrevocable commitment as of the date of the Merger Agreement to purchase Cibus Global membership units prior to Closing) of Cibus Global membership units that is as of the mailing date of the accompanying proxy statement/prospectus among the 99 largest holders of membership units (on a fully diluted basis) of Cibus Global (collectively, the “Top 99 Holders”) shall have the option to elect, on a per unit basis, to receive Merger Consideration in the form of either (a) the number of shares of Class A Common Stock set forth on the Allocation Schedule in exchange for all such holder’s Cibus Global membership units (other than profits interest units) covered by such election or (b) a number of shares of Class B Common Stock, with an equal number of Cibus Common Units, as set forth on the Allocation Schedule (a Cibus Common Unit and a share of Class B Common Stock, collectively, an “Up-C Unit”), in exchange for such holder’s membership units (other than profits interest units) elected for exchange into Up-C Units, provided, that such holder will not be entitled to exchange more than 95% of such holder’s existing Cibus Global membership units for Up-C Units and the remainder of such holder’s Cibus Global membership units will be exchanged for shares of Class A Common Stock (all Top 99 Holders who elect to receive Up-C Units will be referred to as “Electing Members”);

•

all pre-Closing holders of Cibus Global membership units, other than the Top 99 Holders and the Blockers, shall receive the number of shares of Class A Common Stock set forth on the Allocation Schedule in exchange for their Cibus Global membership units (other than profits interest units of Cibus Global);

•

all pre-Closing warrants to purchase Cibus Global membership units shall automatically be exchanged for the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule; and

•

all pre-Closing profits interest units of Cibus Global will, (a) to the extent not a “restricted unit” (under the award agreements and governing documents applicable to such profits interest unit), be automatically cancelled and converted into the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule and (b) to the extent a “restricted unit” (i.e., an unvested unit), be automatically cancelled and converted into the right to receive the number of restricted shares of Class A Common Stock pursuant to a Cibus, Inc. stock plan, as set forth on the Allocation Schedule and subject to the same vesting schedule as was applicable to such profits interest unit prior to Closing.

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Immediately following the Cibus Merger, (i) each pre-Closing Cibus Global membership unit and pre-Closing warrant to purchase Cibus Global membership units, in each case, held by Cibus, Inc. as a result of the Blocker Mergers will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, (ii) each pre-Closing warrant to purchase Cibus Global membership units held by Cibus, Inc. as a result of the warrant exchanges described above will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, and (iii) Cibus will issue a number of Cibus Common Units to Cibus, Inc. in an amount equal to the sum of (A) the number of shares of Class A Common Stock issued to former Cibus Global equity holders as Cibus Merger Consideration and (B) the number of shares of Calyxt Common Stock outstanding immediately prior to the First Blocker Merger.

Following the Closing, the issuance of the Merger Consideration and the issuance of Cibus Common Units discussed above, the combined company will be organized in an “Up-C” structure, and Cibus, Inc.’s only material asset will consist of Cibus Common Units. Upon the Closing, legacy Calyxt, Inc. stockholders are expected to own approximately 5.0% of issued and outstanding Shares of Cibus, Inc., on a Fully-Exchanged Basis, taking into consideration all dilutive equity instruments as of that date, as described in the accompanying proxy statement/prospectus, and legacy holders of Cibus Global membership units (including profits interest units) and warrants are expected to own approximately 95.0% of the issued and outstanding Shares of Cibus, Inc., on a Fully-Exchanged Basis, taking into consideration all dilutive equity instruments as of that date as described in the accompanying proxy statement/prospectus, in each case, subject to dilution in connection with any additional equity issued in the Continuing Series F Financing or the Potential Calyxt Financing, certain Calyxt RSU grants that Calyxt, Inc. is permitted to issue prior to Closing and outstanding options and warrants of Calyxt, Inc., which as of the mailing date of accompanying proxy statement/prospectus are out-of-the-money.

Immediately following the Closing, all of the issued and outstanding Cibus Common Units will be held by Cibus, Inc. and the Electing Members (through their ownership of Up-C Units), with the exact ownership interest held by Cibus, Inc. and the Electing Members being subject to the elections to be submitted by certain such Electing Members prior to the Closing. In connection with the Up-C structure, at Closing, (i) Cibus, Inc. and the Electing Members will become party to the Cibus Amended Operating Agreement, (ii) Cibus, Inc., Cibus Global and the Electing Members will enter into an Exchange Agreement, and (iii) Cibus, Inc. and the Electing Members will enter into a Registration Rights Agreement and a Tax Receivable Agreement. The Up-C Units will generally be exchangeable for shares of Class A Common Stock on a one-for-one basis, or, subject to certain restrictions, the cash equivalent with respect to all or a portion thereof, based on a volume-weighted average price of a share of Class A Common Stock pursuant to the terms of the Exchange Agreement.

Beginning at the earlier of (a) March 15, 2023 and (b) the date Calyxt, Inc.’s unrestricted cash balance first drops below $1,500,000, Calyxt, Inc. can request, and Cibus Global has agreed to provide, an unsecured, interest-free revolving line of credit of up to $3,000,000 in cash, which amount may be increased to $4,000,000 if Cibus Global elects to extend the outside date for the termination of the Merger Agreement from May 15, 2023 to June 30, 2023 (the “Interim Funding”). Funds can be drawn by Calyxt, Inc. in $500,000 increments and may only be used to fund operating expenses incurred in the ordinary course of business consistent with past practice and consistent with the negative covenants in the Merger Agreement. Calyxt made an initial draw under the Interim Funding on March 15, 2023, an additional draw on March 30, 2023 and expects to make additional draws prior to Closing. The full outstanding balance of the Interim Funding will be reduced to zero in connection with the Closing if the Mergers are consummated. The full outstanding balance of the Interim Funding will be forgiven by Cibus Global if the Merger Agreement is terminated for any reason other than specified circumstances. See the section entitled “The Merger Agreement—Cibus Global Interim Funding” in the accompanying proxy statement/prospectus. The Interim Funding is subject to acceleration in connection with certain bankruptcy events.

Calyxt Common Stock is currently listed on the Nasdaq Capital Market under the symbol “CLXT.” Calyxt, Inc. has filed an initial listing application for Cibus, Inc. with the Nasdaq Capital Market. After completion of the Transactions, Calyxt, Inc. is expected to be renamed “Cibus, Inc.” and the Class A Common Stock will trade under the symbol “CBUS.” On April 17, 2023, the last trading day before the date of the accompanying proxy statement/prospectus, the closing sale price of Calyxt Common Stock was $0.31 per share.

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Calyxt, Inc. stockholders are cordially invited to attend the special meeting of Calyxt, Inc. stockholders (the “Calyxt Special Meeting”), which is being held in order to obtain the stockholder approvals necessary to complete the Transactions and related matters. The Calyxt Special Meeting will be held at 9:00 a.m., Central Time, on May 18, 2023, unless postponed or adjourned to a later date, for the purpose of considering and voting upon the matters set forth in the Notice of Special Meeting of Stockholders and the accompanying proxy statement/prospectus. The Calyxt Special Meeting will be a virtual meeting held exclusively via live webcast. Calyxt, Inc. stockholders will be able to attend the meeting online, vote during the meeting until polls are closed, and submit questions during the meeting at www.virtualshareholdermeeting.com/CLXT2023SM.

Concurrently with the execution of the Merger Agreement, certain Calyxt, Inc. stockholders, directors and officers (solely in their respective capacities as Calyxt, Inc. stockholders) who as of January 13, 2023, collectively and in the aggregate, beneficially held voting power of approximately 49.8% of outstanding Calyxt Common Stock, and certain of Cibus Global’s equityholders, directors and officers (including the Blockers), directors and officers (solely in their respective capacities as equityholders of Cibus Global) who as of January 13, 2023, collectively and in the aggregate, held voting power of approximately 54.3% of the outstanding voting Cibus Global membership units (the “Supporting Unitholders”), entered into support agreements with Calyxt, Inc. and Cibus Global whereby such stockholders and Supporting Unitholders, have agreed to vote their shares or units, as applicable, in favor of the Merger Agreement, the Transactions and against any alternative acquisition proposals, and the Supporting Unitholders have agreed to vote to convert all outstanding pre-Closing Cibus Global preferred units into pre-Closing Cibus Global voting common units on a one-for-one basis.

After careful consideration, the Calyxt, Inc. board of directors (the “Calyxt Board”) and the Cibus Global board of managers (the “Cibus Board”) have each approved the Merger Agreement and have determined that it is advisable and in the best interests of their respective stockholders and unitholders, as applicable, to consummate the Transactions. The Calyxt, Board has approved the proposals described in the accompanying proxy statement/prospectus and unanimously recommends that its stockholders vote “FOR” the proposals described in the accompanying proxy statement/prospectus.

More information about Calyxt, Inc., Cibus Global, Merger Subsidiary, the Merger Agreement, the Transactions and the proposals being considered at the Calyxt Special Meeting is contained in the accompanying proxy statement/prospectus. You are urged to read the accompanying proxy statement/prospectus carefully and in its entirety. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 40 OF THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

Calyxt, Inc. and Cibus Global are excited about the opportunities the proposed Transactions bring to both Calyxt, Inc. stockholders and Cibus Global unitholders, and thank you for your consideration and continued support.

President and Chief Executive Officer Calyxt, Inc.	Chief Executive Officer and Chair of the Cibus Board Cibus Global, LLC

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated April 18, 2023, and is first being mailed to Calyxt, Inc. stockholders on or about April 18, 2023.

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CALYXT, INC.

2800 Mount Ridge Road

Roseville, MN 55113

(651) 683-2807

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 18, 2023

Dear Stockholders of Calyxt, Inc.:

On behalf of the board of directors of Calyxt, Inc. (the “Calyxt Board”), a Delaware corporation (“Calyxt, Inc.”), we are pleased to deliver this proxy statement/prospectus for a special meeting of stockholders of Calyxt, Inc., including any adjournment or postponement thereof (the “Calyxt Special Meeting”) for the proposed transactions between Calyxt, Inc. and Cibus Global, LLC, a Delaware limited liability company (“Cibus Global”). On January 13, 2023, Calyxt, Inc. and Calypso Merger Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of Calyxt, Inc. (“Merger Subsidiary”) entered into an Agreement and Plan of Merger (the “Merger Agreement,” and the transactions contemplated thereby, the “Transactions”) with Cibus Global; New Ventures I Holdings, LLC, a Delaware limited liability company (“Blocker 1”); BCGF CB Holdings LLC, a Delaware limited liability company (“Blocker 2”); BCGFCP CB HOLDINGS LLC, a Delaware limited liability company (“Blocker 3”); BCGFK CB Holdings LLC, a Delaware limited liability company (“Blocker 4”); FSBCGF CB Holdings LLC, a Delaware limited liability company (“Blocker 5”); PYLBCG CB Holdings LLC, a Delaware limited liability company (“Blocker 6”); FSGRWCO CB Holdings LLC, a Delaware limited liability company (“Blocker 7”); GROWTHCO CB Holdings LLC, a Delaware limited liability company (“Blocker 8”); GRTHCOCP CB Holdings LLC, a Delaware limited liability company (“Blocker 9”); and GRWTHCOK CB Holdings LLC, a Delaware limited liability company (“Blocker 10”; and, collectively with Blocker 1, Blocker 2, Blocker 3, Blocker 4, Blocker 5, Blocker 6, Blocker 7, Blocker 8 and Blocker 9, the “Blockers”).

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions set forth therein (including receipt of Calyxt, Inc. stockholder approval and Cibus Global member approval), on the date of the closing of the Transactions: (a) each of the Blockers will merge with and into Calyxt, Inc. (each a “Blocker Merger,” and collectively the “Blocker Mergers”), in each case with the Blockers ceasing to exist and Calyxt, Inc. surviving each such Blocker Merger, (b) at the effective time of the Blocker Merger with Blocker 1 (the “First Blocker Merger Effective Time”), Calyxt’s amended and restated bylaws will be amended and restated in a manner to be mutually agreed by Calyxt, Inc. and Cibus Global (as amended and restated, the “Amended Bylaws”) and Calyxt, Inc.’s amended and restated certificate of incorporation will be amended and restated in a manner to be mutually agreed by Calyxt, Inc. and Cibus Global (as amended and restated, the “Amended Certificate of Incorporation”), and (c) following the Blocker Mergers, Merger Subsidiary will merge with and into Cibus Global, with Cibus Global as the surviving company and Merger Subsidiary ceasing to exist. As consideration for the Mergers, the equity holders of the Blockers and the equity holders of Cibus Global will receive the Merger Consideration (as defined in the Merger Agreement).

The Calyxt Special Meeting will be held virtually via live webcast at www.virtualshareholdermeeting.com/CLXT2023SM on May 18, 2023 at 9:00 a.m. Central Time for the following purposes:

1.

To consider and vote upon a proposal to approve the Blocker Mergers and the issuance of Class A Common Stock, par value $0.0001 (the “Class A Common Stock”), and Class B Common Stock, par value $0.0001 (the “Class B Common Stock”), as Merger Consideration pursuant to the Merger Agreement;

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2.

To consider and vote upon a proposal to approve, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of Class A Common Stock and Class B Common Stock pursuant to the terms of the Merger Agreement and the change of control of Calyxt, Inc. resulting from the Mergers;

3.

To consider and vote upon, on a non-binding, advisory basis, a proposal to approve the Amended Certificate of Incorporation, which will amend and restate Calyxt, Inc.’s amended and restated certificate of incorporation;

4.

To consider and vote upon a proposal to approve an amendment to Calyxt, Inc.’s amended and restated certificate of incorporation to effect a reverse stock split at the discretion of the Calyxt Board at or prior to the Closing;

5.	To consider and vote upon a proposal to approve an amendment to the Calyxt, Inc. 2017 Omnibus Incentive Plan;

6.	To consider and vote upon, on a non-binding, advisory basis, a proposal to approve merger-related named executive officer compensation for Calyxt, Inc.’s named executive officers;

7.

To consider and vote upon a proposal to approve an adjournment of the Calyxt Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of one or more of the proposals presented to Calyxt Stockholders; and

8.	To transact such other business as may properly come before the Calyxt Special Meeting or any adjournment or postponement thereof.

The record date for the Calyxt Special Meeting is April 12, 2023. Only stockholders of record at the close of business on that date are entitled to notice of, and to vote at, the Calyxt Special Meeting or any adjournment or postponement thereof. At the close of business on the record date, Calyxt, Inc. had 49,735,490 shares of common stock outstanding and entitled to vote. Calyxt, Inc.’s list of stockholders as of April 12, 2023 will be available for inspection 10 days prior to the Calyxt Special Meeting during ordinary business hours at Calyxt, Inc.’s corporate headquarters. In addition, the list of stockholders will also be available during the Calyxt Special Meeting through the meeting website for those stockholders who choose to attend.

The Calyxt Special Meeting will be a virtual meeting held exclusively via live webcast. You may attend the Calyxt Special Meeting, vote your shares and submit questions electronically during the Calyxt Special Meeting. Whether or not you expect to attend the Calyxt Special Meeting, you are respectfully requested to promptly either (i) sign, date and return the enclosed proxy card or voting instruction form, or (ii) vote via telephone, mail, or the internet by following the instructions provided on the enclosed proxy card or voting instruction form.

To attend the Calyxt Special Meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. Calyxt, Inc. recommends that you log in starting 15 minutes before the Calyxt Special Meeting to ensure that you are logged in when the meeting starts. Online access will begin at 8:45 a.m. Central Time. The Calyxt Special Meeting platform is fully supported across browsers (Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Stockholders should ensure that they have a strong internet connection if they intend to attend and/or participate in the Calyxt Special Meeting. Attendees should allow plenty of time to log in (starting 15 minutes before the Calyxt Special Meeting) and ensure that they can hear streaming audio prior to the start of the Calyxt Special Meeting. If you are a beneficial owner of shares registered in the name of a broker, bank or other nominee, you will also need to provide the registered name on your account and the name of your broker, bank or other nominee as part of the registration process. Please be sure to follow the instructions found on your proxy card or voting instruction form.

Your vote as a stockholder of Calyxt, Inc. is very important. Each share of stock that you own represents one vote. The affirmative vote of the majority of the votes cast at the Calyxt Special Meeting and entitled to vote on the subject matter is required for approval of Proposal Nos. 2 and 5. The

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affirmative vote of the majority of the votes cast affirmatively or negatively by holders present or represented by proxy at the Calyxt Special Meeting and entitled to vote on the subject matter is required for approval of Proposal Nos. 6 (on an advisory basis) and 7. Approval of Proposals No. 1, 3 (on an advisory basis) and 4 require the affirmative vote of the holders of a majority of Calyxt Common Stock on the record date for the Calyxt Special Meeting entitled to vote on the subject matter.

Proposal No. 1 is conditioned upon the approval of Proposal No. 2, and the Mergers cannot be consummated without the approval of Proposal Nos. 1 and 2. Proposal Nos. 3 and 6, which are non-binding and advisory in nature, are conditioned upon the approval of Proposal Nos. 1 and 2. Proposal Nos. 4, 5 and 7 are not conditioned on the approval of any other proposal.

Even if you plan to attend the Calyxt Special Meeting, Calyxt, Inc. requests that you sign and return the enclosed proxy card or voting instruction form to ensure that your shares will be represented at the Calyxt Special Meeting if you are unable to attend.

THE CALYXT BOARD HAS DETERMINED THAT EACH OF THE PROPOSALS OUTLINED ABOVE IS ADVISABLE TO, AND IN THE BEST INTERESTS OF, CALYXT AND ITS STOCKHOLDERS AND HAS APPROVED EACH SUCH PROPOSAL. THE CALYXT BOARD UNANIMOUSLY RECOMMENDS THAT CALYXT STOCKHOLDERS VOTE “FOR” EACH SUCH PROPOSAL.

By Order of the Calyxt Board,

Michael A. Carr President & Chief Executive Officer Roseville, Minnesota April 18, 2023

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(continued)

Page

Tax Receivable Agreement	192

Exchange Agreement	193

Registration Rights Agreement	193

Cibus Amended Operating Agreement	194

MATTERS BEING SUBMITTED TO A VOTE OF CALYXT STOCKHOLDERS	196

Proposal No. 1: Approval of the Blocker Mergers and the issuance of Class A Common Stock and Class B Common Stock as Merger Consideration pursuant to the Merger Agreement	196

Proposal No. 2: Approval, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of Class A Common Stock and Class B Common Stock pursuant to the terms of the Merger Agreement and the change of control of Calyxt resulting from the Mergers	199

Proposal No. 3: Approval of the Amended Certificate of Incorporation, which will amend and restate the Calyxt Certificate of Incorporation	201

Proposal No. 4: Approval of an amendment to the Calyxt Certificate of Incorporation to effect the Subsequent Reverse Stock Split at the discretion of the Calyxt Board	202

Proposal No. 5: Approval of the Amendment to the Calyxt, Inc. 2017 Omnibus Incentive Plan	209

Proposal No. 6: Non-Binding, Advisory Vote on Merger-Related Named Executive Officer Compensation for Calyxt, Inc.’s Named Executive Officers	218

Proposal No. 7: Approval of possible adjournment of the Calyxt Special Meeting	219

CALYXT BUSINESS	220

CIBUS BUSINESS	231

CALYXT MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	256

CIBUS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	271

MANAGEMENT FOLLOWING THE TRANSACTIONS	284

CALYXT, INC. EXECUTIVE COMPENSATION	290

CIBUS GLOBAL EXECUTIVE COMPENSATION	307

RELATED PARTY TRANSACTIONS OF DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY	315

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION	321

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION	325

DESCRIPTION OF CAPITAL STOCK OF CIBUS, INC.	333

COMPARISON OF STOCKHOLDERS’ RIGHTS	339

PRINCIPAL STOCKHOLDERS OF CALYXT, INC.	356

PRINCIPAL UNITHOLDERS OF CIBUS GLOBAL	358

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(continued)

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FREQUENTLY USED TERMS AND TECHNICAL TERMS OF ART

“2022 Annual Meeting” means the Annual Meeting of Calyxt Stockholders held on June 1, 2022.

“2023 Annual Meeting” means the Annual Meeting of Calyxt Stockholders to be held on May 2, 2023.

“AIML” means artificial intelligence and machine learning.

“Allocation Schedule” means the schedule attached to the Merger Agreement as Exhibit G (as such schedule shall be amended and revised from time to time prior to the Closing), setting forth for each holder of a Cibus Unit and of a Cibus Warrant and of an equity interest in each Blocker: (i) the number and class of interests of Cibus Global and each Blocker, as applicable, held by such Person, and (ii) the portion of the Merger Consideration to be allocated to such Person.

“Amended Bylaws” means the bylaws of Cibus, Inc. following the consummation of the Transactions.

“Amended Certificate of Incorporation” means the certificate of incorporation of Cibus, Inc. following the consummation of the Transactions.

“APHIS” means the Animal & Plant Health Inspection Service, an agency of the USDA.

“Blocker 1” means New Venture I Holdings, LLC, a Delaware limited liability company.

“Blocker 2” means BCGF CB Holdings LLC, a Delaware limited liability company.

“Blocker 3” means BCGFCP CB Holdings LLC, a Delaware limited liability company.

“Blocker 4” means BCGFK CB Holdings LLC, a Delaware limited liability company.

“Blocker 5” means FSBCGF CB Holdings LLC, a Delaware limited liability company.

“Blocker 6” means PYLBCG CB Holdings LLC, a Delaware limited liability company.

“Blocker 7” means FSGRWCO CB Holdings LLC, a Delaware limited liability company.

“Blocker 8” means GROWTHCO CB Holdings LLC, a Delaware limited liability company.

“Blocker 9” means GRTHCOCP CB Holdings LLC, a Delaware limited liability company.

“Blocker 10” means GRWTHCOK CB Holdings LLC, a Delaware limited liability company.

“Blocker Approvals” means the approvals by the members of the Blockers of the Blocker Mergers and the Merger Agreement.

“Blocker Merger Effective Time” means the effective time of the applicable Blocker Merger.

“Blocker Mergers” means, collectively, the First Blocker Merger, Second Blocker Merger, Third Blocker Merger, Fourth Blocker Merger, Fifth Blocker Merger, Sixth Blocker Merger, Seventh Blocker Merger, Eighth Blocker Merger, Ninth Blocker Merger and Tenth Blocker Merger.

“Blockers” means, collectively, Blocker 1, Blocker 2, Blocker 3, Blocker 4, Blocker 5, Blocker 6, Blocker 7, Blocker 8, Blocker 9 and Blocker 10.

“Calyxt” means Calyxt, Inc., a Delaware corporation, and all of its subsidiaries prior to the Transactions.

“Calyxt Board” means the board of directors of Calyxt, Inc.

“Calyxt Bylaws” means the amended and restated bylaws of Calyxt, Inc., as amended as of May 7, 2018.

“Calyxt Certificate of Incorporation” means the amended and restated certificate of incorporation of Calyxt, Inc., dated July 25, 2017.

“Calyxt Committee” means the strategic alternatives review committee of the Calyxt Board formed in a series of meetings in April and May 2022.

“Calyxt Common Stock” means the common stock, $0.0001 par value per share, of Calyxt, Inc.

“Calyxt Common Warrants” means the warrants to purchase 7,760,000 shares of Calyxt Common Stock at an exercise price of $1.41 issued by Calyxt, Inc. in its February 2022 follow-on offering.

“Calyxt Contracts” means the contracts listed in Schedule 4.12 in the Calyxt disclosure schedule.

“Calyxt PSU” means a performance stock unit of Calyxt, Inc.

“Calyxt RSU” means a restricted stock unit of Calyxt, Inc.

“Calyxt Special Meeting” means the Special Meeting of Calyxt Stockholders, including any adjournment or postponement of such meeting, to be called for the purpose of considering and, if thought fit, approving, the Calyxt Stockholder Matters.

“Calyxt Stockholder Approval” means the approval by the Calyxt Stockholders of the Mergers and the Merger Agreement.

“Calyxt Stockholder Matters” means the proposals to be presented at the Calyxt Special Meeting.

“Calyxt Stockholders” means the stockholders of Calyxt, Inc. prior to the consummation of the Transactions.

“Calyxt Support Agreements” means the Voting Agreements, each dated January 13, 2023, between Cibus Global, on the one hand, and certain Calyxt Stockholders and certain directors and officers of Calyxt, Inc. on the other hand, who as of January 13, 2023, collectively and in the aggregate, beneficially held voting power of approximately 49.8% of the then outstanding Calyxt Common Stock.

“Canola” refers to both Canola and Winter Oilseed Rape.

“cell culture” refers to the process by which cells, tissues or organs are grown or maintained under controlled sterile conditions on a nutrient culture medium of known composition, generally outside of their natural environment.

“Cellectis” means Cellectis SA, a French Société Anonyme.

“CFIA” means the Canadian Food Inspection Agency.

“Cibus” means Cibus Global and all of its subsidiaries.

“Cibus Amended Operating Agreement” means the third amended and restated limited liability company agreement of Cibus Global following the consummation of the Transactions.

“Cibus Board” means the board of managers of Cibus Global.

“Cibus Common Units” means the units of Cibus Global designated as “Common Units,” with such rights and restrictions as to be set forth in the Cibus Amended Operating Agreement.

“Cibus Contracts” means the contracts listed in Schedule 3.11 in the Cibus disclosure schedule.

“Cibus Global” means Cibus Global, LLC, a Delaware limited liability company, which is classified as a partnership for United States federal income tax purposes.

“Cibus, Inc.” means Calyxt, Inc. following the consummation of the Blocker Mergers, to be renamed Cibus, Inc.

“Cibus, Inc. Board” means the board of directors of Cibus, Inc.

“Cibus Managing Member” means Cibus, Inc., in its capacity as the managing member of Cibus Global under the Cibus Amended Operating Agreement.

“Cibus Member Approval” means the approval by the members of Cibus Global of the Mergers and the Merger Agreement.

“Cibus Merger” means the merger between Merger Subsidiary and Cibus Global, pursuant to which Merger Subsidiary will merge with and into Cibus Global with Cibus Global being the surviving entity in such merger.

“Cibus Merger Effective Time” means the time when the Cibus Global certificate of merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Calyxt, Inc. and Cibus Global in writing and specified in the Cibus Global certificate of merger.

“Cibus Operating Agreement” means the second amended and restated limited liability company agreement of Cibus Global prior to the Transactions.

“Cibus PIU” means Cibus Units, which are “profits interests” (as described in IRS Revenue Procedure 93-27 and IRS Revenue Procedure 2001-43) in Cibus Global.

“Cibus Preferred Units” means each of the Cibus Series A Preferred Units, Cibus Series B Preferred Units, Cibus Series C Preferred Units, Cibus Series D Preferred Units, Cibus Series E Preferred Units and Cibus Series F Preferred Units.

“Cibus Series A Preferred Unit” means a membership unit representing a convertible preferred membership interest in Cibus Global, authorized as part of Cibus Global’s Series A financing.

“Cibus Series B Preferred Unit” means a membership unit representing a convertible preferred membership interest in Cibus Global, authorized as part of Cibus Global’s Series B financing.

“Cibus Series C Preferred Unit” means a membership unit representing a convertible preferred membership interest in Cibus Global, authorized as part of Cibus Global’s Series C financing.

“Cibus Series D Preferred Unit” means a membership unit representing a convertible preferred membership interest in Cibus Global, authorized as part of Cibus Global’s Series D financing.

“Cibus Series E Preferred Unit” means a membership unit representing a convertible preferred membership interest in Cibus Global, authorized as part of Cibus Global’s Series E financing.

“Cibus Series F Preferred Unit” means a membership unit representing a convertible preferred membership interest in Cibus Global, authorized as part of Cibus Global’s Series F financing.

“Cibus Support Agreements” means the Voting Agreements, each dated January 13, 2023, between Calyxt, Inc., on the one hand, and certain of Cibus Global’s equityholders (including the Blockers) and certain directors and officers of Cibus Global, on the other hand, who as of January 13, 2023, collectively and in the aggregate, held voting power of approximately 54.3% of the then outstanding voting Cibus Units.

“Cibus Unit” means a pre-Closing Cibus Global membership unit representing a membership interest in Cibus Global under the Cibus Operating Agreement.

“Cibus Unitholders” means the holders of pre-Closing Cibus Units, pre-Closing Cibus PIUs and Cibus Warrants.

“Cibus Warrant” means a warrant to purchase Cibus Units.

“Class A Common Stock” means the Class A common stock, par value $0.0001 per share, of Cibus, Inc.

“Class B Common Stock” means the Class B common stock, par value $0.0001 per share, of Cibus, Inc.

“Closing” means the closing of the Transactions.

“Closing Date” means (a) the second business day after the satisfaction or waiver of the conditions pursuant to the Merger Agreement or (b) such other date as may be mutually agreed to in writing by Calyxt, Inc. and Cibus Global.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combined Company” means Cibus, Inc. and all of its subsidiaries, including its wholly-owned subsidiary, Cibus Global, following the consummation of the Transactions.

“Continuing Series F Financing” means the sale of additional Cibus Series F Preferred Units following the date of the Merger Agreement and prior to the Closing at a cash purchase price of $2.00 per Cibus Series F Preferred Unit and on other terms substantially the same as sales of Cibus Series F Preferred Units by Cibus Global prior to the date of the Merger Agreement. For the avoidance of doubt, the Series F Purchase Commitment is part of the Continuing Series F Financing.

“Contribution” means the contribution by Calyxt, Inc. of all of its assets and liabilities to Cibus Global, as a contribution to the capital of Cibus Global in exchange for Cibus Common Units.

“Contribution Agreement” means the Contribution Agreement, to be dated as of the Closing Date, by and between Calyxt, Inc. and Cibus Global.

“Delaware Law” means, as the context requires, the DGCL and/or the DLLCA.

“DGCL” means the Delaware General Corporation Law, as amended.

“Dilutive Issuances” means any potential issuances following the date of the Merger Agreement of (i) up to an additional 3,487,503 Calyxt RSUs (of which 3,468,083 have been issued as of the date of this proxy statement/prospectus), which Calyxt RSUs will, if issued, be subject to accelerated vesting upon Closing, (ii) 7,760,000 shares of Calyxt Common Stock issuable upon the exercise of outstanding Calyxt Common Warrants with an exercise price of $1.41 per share issued by Calyxt, Inc. in its February 2022 follow-on offering, (iii) shares of Calyxt Common Stock underlying stock options issued by Calyxt pursuant to its Equity Plans, all of which were out-of-the-money as of January 13, 2023, (iv) shares of Calyxt Common Stock underlying 336,668 Calyxt PSUs subject to accelerated vesting, with the actual amount determined based on the applicable performance metrics pursuant to Calyxt’s Equity Plans (other than the issuance at Closing of 150,000 shares of Class A Common Stock upon the accelerated vesting of 150,000 outstanding Calyxt PSUs), (v) any Cibus Series F Preferred Units pursuant to the Continuing Series F Financing, and (vi) any Class A Common Stock in connection with any Potential Calyxt Financing.

“DLLCA” means the Delaware Limited Liability Company Act, as amended.

“DNA,” or deoxyribonucleic acid, is a molecule that carries the genetic code comprising four chemical bases: adenine (A), guanine (G), cytosine (C) and thymine (T), the sequence of which determines the information available for building and maintaining an organism.

“ECJ” means the European Court of Justice.

“Eighth Blocker Merger” means the merger between Blocker 8 and Calyxt, Inc., pursuant to which Blocker 8 will merge with and into Calyxt, Inc. with Calyxt, Inc. being the surviving entity in such merger.

“Electing Members” means the Top 99 Holders that are entitled to and validly elect to receive Up-C Units in exchange for any one or more Cibus Units.

“Election Form” means a merger consideration election form in a form mutually satisfactory to Cibus Global and Calyxt, Inc. that Cibus Global will mail to each holder of Cibus Units that is a Top 99 Holder promptly after the date this proxy statement/prospectus is declared effective by the SEC.

“elite” refers to a plant that expresses well-documented and consistent observable characteristics (phenotypes).

“EPA” means the United States Environmental Protection Agency.

“EU” means the European Union.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agreement” means the Exchange Agreement, to be dated as of the Closing Date, by and among Cibus, Inc., Cibus Global and the Electing Members, pursuant to which the holders of Up-C Units shall have the right to exchange (each, an “Exchange”) their Up-C Units for shares of Class A Common Stock on a one-for-one basis, or, subject to certain restrictions, the cash equivalent with respect to all or a portion thereof, based on a volume-weighted average price of a share of Class A Common Stock.

“Exchange and Paying Agent” means Broadridge Corporate Issuer Solutions, LLC, in its capacity as exchange and paying agent.

“Exchange Ratio” means, without having given effect to any Reverse Stock Splits, the exchange ratio of 3.17045722397476.

“Excluded Units” means the Cibus Units that will be exchanged for Up-C Units by the Electing Members pursuant to a valid election.

“FDA” means the United States Food and Drug Administration.

“FDCA” means the United States Federal Food, Drug, and Cosmetic Act.

“Fifth Blocker Merger” means the merger between Blocker 5 and Calyxt, Inc., pursuant to which Blocker 5 will merge with and into Calyxt, Inc. with Calyxt, Inc. being the surviving entity in such merger.

“First Amendment” means the First Amendment to the Merger Agreement, dated as of April 14, 2023, by and among Calyxt, Inc. and Cibus Global.

“First Blocker Merger” means the merger between Blocker 1 and Calyxt, Inc., pursuant to which Blocker 1 will merge with and into Calyxt, Inc. with Calyxt, Inc. being the surviving entity in such merger.

“First Blocker Merger Effective Time” means the effective time of the First Blocker Merger.

“Fourth Blocker Merger” means the merger between Blocker 4 and Calyxt, Inc., pursuant to which Blocker 4 will merge with and into Calyxt, Inc. with Calyxt, Inc. being the surviving entity in such merger.

“Fully-Exchanged Basis” means on a basis, in each case, without taking into account the effect of the Reverse Stock Splits:

(1) giving effect to (a) the issuance at Closing of all Merger Consideration, (b) the issuance at Closing of 1,260,461 shares of Class A Common Stock upon the accelerated vesting of 1,260,461 Calyxt RSUs that were outstanding at the time the Merger Agreement was executed, (c) the issuance at Closing of 150,000 shares of Class A Common Stock upon the accelerated vesting of 150,000 outstanding Calyxt PSUs, and

(2) without giving effect to (t) the issuance prior to Closing of up to an additional 3,487,503 Calyxt RSUs (of which 3,468,083 have been issued as of the date of this proxy statement/prospectus), which are subject to accelerated vesting upon Closing, (u) the issuance of 7,760,000 shares of Calyxt Common Stock issuable upon the exercise of outstanding Calyxt Common Warrants with an exercise price of $1.41 per share issued by Calyxt, Inc. in its February 2022 follow-on offering, (v) the issuance of any shares of Calyxt Common Stock underlying stock options issued by Calyxt pursuant to its Equity Plans, all of which were out-of-the-money as of January 13, 2023, (w) the issuance of any shares of Calyxt Common Stock underlying 336,668 Calyxt PSUs subject to accelerated vesting, with the actual amount determined based on the applicable performance metrics pursuant to its Equity Plans (other than those expressly covered by clause (1)(c) above), (x) the issuance of any Cibus Series F Preferred Units pursuant to the Continuing Series F Financing, (y) the issuance of any Calyxt securities in connection with any Potential Calyxt Financing, and (z) the forfeiture of any Calyxt RSUs, Calyxt PSUs, or Calyxt Stock Options that may occur pursuant to Calyxt’s Equity Plans, including 450,000 Calyxt PSUs that are expected to be forfeited in connection with the departure of Calyxt’s principal executive officer at Closing.

“GAAP” means United States generally accepted accounting principles.

“genome” refers to the genetic material of an organism.

“genomics” refers to the study of the structure, function, evolution, mapping and editing of genomes.

“genotype” refers to the genetic constitution of an individual organism.

“germplasm” refers to living plant tissue from which new plants can be grown, which most commonly refers to seeds, but may also include other parts of a plant.

“GMO” means genetically modified organisms.

“HC” means Health Canada.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“hybrid” refers to a plant that results from cross pollinating two different plant varieties and carries a combination of traits from the respective parent plants.

“Initial Reverse Stock Split” means the reverse stock split of all of the shares of Calyxt Common Stock outstanding at the time of effectiveness thereof by a ratio of 1-for-10, approved by Calyxt Stockholders at the 2022 Annual Meeting and expected to be effected, as determined in the discretion of the Calyxt Board and as agreed to by Cibus, prior to the Subsequent Reverse Stock Split.

“Interim Funding” means the additional funds that will be made available to Calyxt, Inc. upon written request, under the terms and conditions set forth on Exhibit E to the Merger Agreement.

“IRS” means the U.S. Internal Revenue Service.

“Management Services Agreement” means that certain Management Services Agreement, dated January 1, 2016, by and among Cellectis, Cellectis, Inc., a Delaware corporation, and Calyxt, Inc., as amended by that certain First Amendment to the Management Services Agreement, dated July 25, 2017, and that certain Second Amendment to Management Services Agreement, dated January 29, 2020.

“Merger Agreement” means the Agreement and Plan of Merger, dated January 13, 2023, by and among Calyxt, Inc., Merger Subsidiary, Cibus Global and the Blockers.

“Merger Consideration” means the shares of Class A Common Stock and Class B Common Stock, as applicable, calculated in accordance with the Merger Agreement.

“Mergers” means, collectively, the Cibus Merger and the Blocker Mergers.

“Merger Subsidiary” means Calypso Merger Subsidiary, LLC, a Delaware limited liability company.

“mutagen” refers to an agent that causes genetic change (mutation) in a cell.

“mutagenesis” is a method of plant breeding involving the induction of mutations in plants by exposing whole plants, seeds or plant tissue to chemicals or radiation as a means of purposely damaging genetic material, thereby creating greater genetic variation.

“Ninth Blocker Merger” means the merger between Blocker 9 and Calyxt, Inc., pursuant to which Blocker 9 will merge with and into Calyxt, Inc. with Calyxt, Inc. being the surviving entity in such merger.

“oligonucleotide-directed mutagenesis” or “ODM” refers to a gene-editing technique in which chemically-synthesized nucleic acid sequences, referred to as oligonucleotides, act as a mutagen and DNA template in conferring a desired mutation without undergoing recombination.

“Outside Date” means May 15, 2023, as may be extended pursuant to Section 8.1(b) of the Merger Agreement.

“parent seed” refers to seed that possesses desired traits and can be the male and female germplasm used for breeding hybrids.

“Participating Members” means the members of Cibus Global prior to the Closing, other than the Blockers and the Electing Members.

“Person” means any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity.

“Potential Calyxt Financing” means one or more potential private placements and/or registered offerings by Calyxt, Inc., as agreed with Cibus Global, of Class A Common Stock, subject to compliance with the requirements of applicable Nasdaq shareholder approval rules and the issuance of which is subject to, and conditioned upon, the Closing of the Transactions.

“PPA” means the Plant Protection Act, codified at 7 U.S.C. 7701 et seq.

“Registration Rights Agreement” means the Registration Rights Agreement, to be dated as of the Closing Date, by and among Cibus, Inc. and the Electing Members.

“Reverse Stock Splits” means, collectively, the Initial Reverse Stock Split and the Subsequent Reverse Stock Split.

“Royalty Liability” means the estimated total amount of future royalty payments over the life of the Warrant Exchange Agreement that Cibus Global will be required to make to holders of certain Cibus Warrants that were exchanged for the rights to future royalty payments.

“RTDS” means the gene-editing technology platform developed by Cibus, which it refers to as the Rapid Trait Development System.

“R&D” means research and development.

“SEC” means the United States Securities and Exchange Commission.

“Second Blocker Merger” means the merger between Blocker 2 and Calyxt, Inc., pursuant to which Blocker 2 will merge with and into Calyxt, Inc. with Calyxt, Inc. being the surviving entity in such merger.

“Securities Act” means the Securities Act of 1933, as amended.

“Series F Purchase Commitment” means the commitment entered into in January 2023 by New Ventures Agtech Solutions, LLC, an entity affiliated with Cibus Global’s Chairman and Chief Executive Officer, Rory Riggs, to purchase $50,000,000 of Cibus Series F Preferred Units at a purchase price of $2.00 per Cibus Series F Preferred Unit and on other terms substantially the same as sales of Cibus Series F Preferred Units by Cibus Global prior to the date of the Merger Agreement, except that, unless agreed otherwise, the Series F Purchase Commitment is conditioned upon, and the Cibus Series F Preferred Units that are the subject of the Series F Purchase Commitment will be issued immediately prior to, the Closing of the Transactions.

“Seventh Blocker Merger” means the merger between Blocker 7 and Calyxt, Inc., pursuant to which Blocker 7 will merge with and into Calyxt, Inc. with Calyxt, Inc. being the surviving entity in such merger.

“Shares” means the Class A Common Stock and Class B Common Stock.

“Sixth Blocker Merger” means the merger between Blocker 6 and Calyxt, Inc., pursuant to which Blocker 6 will merge with and into Calyxt, Inc. with Calyxt, Inc. being the surviving entity in such merger.

“Stockholders Agreement” means the Stockholders Agreement, dated as of July 25, 2017, by and among Calyxt, Inc., Cellectis and the persons listed therein.

“Subsequent Reverse Stock Split” means the proposed reverse stock split of all of the shares of Calyxt Common Stock outstanding at the time of effectiveness thereof by a ratio in the range of not less than 1-for-2 and not greater than 1-for-10, with the implementation and timing of such Subsequent Reverse Stock Split, as determined in the discretion of the Calyxt Board and as agreed to by Cibus, to be at or prior to the Closing of the Transactions, as described in Proposal No. 4 in the proxy statement/prospectus and to be considered and voted upon at the Calyxt Special Meeting.

“Subsequent Reverse Stock Split Factor” shall be equal to the number of shares of Calyxt Common Stock converting onto one share of Calyxt Common Stock in connection with the Subsequent Reverse Stock Split.

“sulfonylurea herbicides” means a specific broad-spectrum systemic herbicide employing sulfonylurea organic compounds inhibiting branched chain amino acid biosynthesis, eventually leading to the plant’s death.

“Tax Receivable Agreement” means the Tax Receivable Agreement, to be dated as of the Closing Date, by and among Cibus, Inc., Cibus Global, and the Electing Members.

“Tenth Blocker Merger” means the merger between Blocker 10 and Calyxt, Inc., pursuant to which Blocker 10 will merge with and into Calyxt, Inc. with Calyxt, Inc. being the surviving entity in such merger.

“Third Blocker Merger” means the merger between Blocker 3 and Calyxt, Inc., pursuant to which Blocker 3 will merge with and into Calyxt, Inc. with Calyxt, Inc. being the surviving entity in such merger.

“Top 99 Holders” means any holder of Cibus Units (other than Blockers, but including any investor who has delivered an irrevocable commitment as of the date of the Merger Agreement to purchase Cibus Units prior to the Closing) that, prior to the Mailing Date (as defined in the Merger Agreement), is among the 99 largest holders of Cibus Units, measured based on each member’s Cibus Units (excluding Cibus PIUs, but including Cibus Warrants or options to purchase and instruments convertible into membership interests of Cibus Global), on a fully diluted basis.

“The Trait Machine” means Cibus’ RTDS, as applied in a specific crop.

“Transactions” means, collectively, the Mergers, the Contribution and the other transactions contemplated by the Merger Agreement.

“transgenic” refers to an organism into which foreign genetic material has been incorporated.

“transgenic process” refers to a process in which foreign genetic material is integrated, temporarily or permanently, into an organism’s genetic code as a byproduct or end result of such process.

“TRA Parties” means the Electing Members from time to time party to the Tax Receivable Agreement.

“Unitholder Representative” means Rory Riggs, or any successor to such person pursuant to the Unitholder Representative Agreement.

“Unitholder Representative Agreement” means the Unitholder Representative Engagement Agreement, to be dated as of the Closing Date, by and among Unitholder Representative, Cibus Global and Cibus, Inc.

“Up-C Unit” means one Cibus Common Unit and one share of Class B Common Stock, collectively.

“USDA” means the United States Department of Agriculture.

“Warrant Exchange Agreement” means the Warrant Transfer and Exchange Agreement, dated December 31, 2014, by and among Cibus Global Ltd.; Richard Spizzirri, DTC CFBO Richard Spizzirri IRA, Rory Riggs, Rory Riggs Family Trust, Jean Pierre Lehmann, and New Venture Holdings, Inc. as sellers; and Rory Riggs, as the seller representative.

“WCC/RRC” means the Western Canada canola/rapeseed Recommending Committee.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Calyxt that is not included in or delivered with this document. You may obtain this information without charge through the SEC website at www.sec.gov or upon your written or oral request by contacting the General Counsel of Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113 or by calling (651) 683-2807.

To ensure timely delivery of these documents, any request for additional copies of materials should be made prior to the Calyxt Special Meeting.

For additional details about where you can find information about Calyxt, see the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Calyxt, Inc. (File No. 333-269764), constitutes a prospectus of Calyxt, Inc. under Section 5 of the Securities Act, with respect to the Merger Consideration to be issued pursuant to the Merger Agreement. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Exchange Act, with respect to the Calyxt Special Meeting at which Calyxt Stockholders will be asked to consider and vote on the proposals set forth herein.

No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated April 18, 2023. The information contained in this proxy statement/prospectus is accurate only as of that date or, in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

The information concerning Calyxt contained in this proxy statement/prospectus or incorporated by reference has been provided by Calyxt, Inc., and the information concerning Cibus contained in this proxy statement/prospectus has been provided by Cibus Global.

Except as otherwise noted, references to “we,” “us” or “our” refer to both Calyxt and Cibus.

TRADEMARK NOTICE

Calyxt owns the names PlantSpringTM, Plant Cell MatrixTM, PCMTM and BioFactoryTM. Calyxt also owns the trademarks Calyxt® and Calyno® and owns or licenses other trademarks, trade names, and service marks appearing in this this prospectus. The names and trademarks Cellectis® and TALEN®, along with any other trademarks, trade names, and service marks of Cellectis appearing in this this prospectus are the property of Cellectis.

“Cibus®,” “RTDS®,” “Rapid Trait Development SystemTM,” “FALCOTM,” “SU CanolaTM,” “NucelisTM,” “ASAPTM,” “A Different BreedTM,” “Trait MachineTM,” “Inspired by NatureTM,” “Driving Sustainable AgricultureTM,” “Reshaping Crop ProtectionTM,” “Reinventing Trait DevelopmentTM,” “Timebound & PredictableTM,” “Driving Trait & Breeding InnovationTM,” “Future of BreedingTM,” the Cibus logo and other trademarks or service marks of Cibus appearing in this prospectus are the property of Cibus.

This proxy statement/prospectus may also contain additional trade names, trademarks and service marks belonging to other companies. Other trademarks, service marks and trade names referred to in this proxy statement/prospectus are the property of their respective owners. Solely for convenience, trademarks and trade names in this prospectus may be referred to without the ™ and ® symbols, but such references, or their failure to appear, should not be construed as any indicator that their respective owners will not assert their rights with respect thereto.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes industry and market data that Cibus and Calyxt have obtained from industry publications, third-party studies and surveys, filings of public companies in their respective industries and related industry and internal company surveys. These sources include government and industry sources, which generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe the industry and market data to be reliable as of the date of this proxy statement/prospectus, this information could prove to be inaccurate. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. We do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein. Assumptions and estimates of future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause future performance to differ materially from our assumptions and estimates. See “Cautionary Statement Concerning Forward-Looking Statements.”

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the Reverse Stock Splits described elsewhere in this proxy statement/prospectus and does not give effect to the issuance of any equity in the Continuing Series F Financing or the Potential Calyxt Financing.

The following section provides answers to frequently asked questions about the Transactions. This section, however, provides only summary information. For a more complete response to each of these questions and for additional information, refer to the cross-referenced sections in this proxy statement/prospectus.

Q:	What are the Mergers and Transactions?

A:

On January 13, 2023, Calyxt, Inc. and Merger Subsidiary entered into the Merger Agreement with Cibus Global and the Blockers. The Merger Agreement provides that, among other things and upon the terms and subject to the conditions set forth therein (including receipt of Calyxt Stockholder Approval and the Cibus Member Approval and the Blocker Approvals), at the Closing: (a) each of the Blockers will merge with and into Calyxt, Inc., in each case with the Blockers ceasing to exist and Calyxt, Inc. surviving each such Blocker Merger, (b) at the First Blocker Merger Effective Time, the Calyxt Bylaws will be amended and restated in the form attached hereto as Annex C and the Calyxt Certificate of Incorporation will be amended and restated in the form attached hereto as Annex B, and (c) following the Blocker Mergers, Merger Subsidiary will merge with and into Cibus Global, with Cibus Global as the surviving company and Merger Subsidiary ceasing to exist. As consideration for the Mergers, the equityholders of the Blockers and the Cibus Unitholders will receive the Merger Consideration. In connection with the Mergers, Cibus, Inc. will contribute all of its assets and liabilities to Cibus Global, as a contribution to the capital of Cibus Global, in exchange for Cibus Common Units, pursuant to the Contribution Agreement.

The Amended Certificate of Incorporation, once adopted at the First Blocker Merger Effective Time, will designate two classes of Cibus, Inc. common stock: (i) Class A Common Stock, which shares will have full voting and economic rights, and (ii) Class B Common Stock, which shares will have full voting, but no economic rights. Upon adoption of the Amended Certificate of Incorporation, each share of Calyxt Common Stock existing and outstanding immediately prior to the First Blocker Merger Effective Time shall remain outstanding as a share of Class A Common Stock without any conversion or exchange thereof.

At the applicable Blocker Merger Effective Time, the limited liability company interests of the Blocker being merged will be cancelled and converted into the right of the equityholder of the applicable Blocker to receive shares of Class A Common Stock corresponding to that Blocker Merger, in each case, as set forth in the Allocation Schedule, and as described in more detail in the section titled “The Merger Agreement—Merger Consideration” beginning on page 162 of this proxy statement/prospectus.

At the Cibus Merger Effective Time, all of the issued and outstanding Cibus Units, and all outstanding Cibus Warrants or options to purchase Cibus Units, will be cancelled and converted into the right to receive Class A Common Stock or Up-C Units, in each case as set forth in the Allocation Schedule, and as described in further detail in the section titled “The Merger Agreement—Merger Consideration” beginning on page 162 of this proxy statement/prospectus.

Immediately following the Cibus Merger, (i) each pre-Closing Cibus Unit and pre-Closing Cibus Warrant, in each case, held by Cibus, Inc. as a result of the Blocker Mergers will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, (ii) each pre-Closing Cibus Warrant held by Cibus, Inc. as a result of the warrant exchanges described in the description of the Merger Consideration will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, and (iii) Cibus Global will issue a number of Cibus Common Units to Cibus, Inc. in an amount equal to the number of shares of Class A Common Stock issued to Cibus Unitholders as Cibus Merger Consideration.

Following the Closing, the issuance of Merger Consideration and the issuance of Cibus Common Units discussed above, the Combined Company will be organized in an “Up-C” structure, with Cibus, Inc.’s only material asset consisting of Cibus Common Units. Upon the Closing, Calyxt Stockholders are expected to own approximately 5.0% of issued and outstanding Shares, on a Fully-Exchanged Basis, and Cibus Unitholders are expected to own approximately 95.0% of the issued and outstanding Shares, on a Fully-Exchanged Basis, in each case, subject to dilution in connection with any Dilutive Issuances.

Immediately following the Closing, all of the issued and outstanding Cibus Common Units will be held by Cibus, Inc. and the Electing Members (through their ownership of Up-C Units), with the exact ownership interest held by Cibus, Inc. and the Electing Members subject to the elections to be submitted by Top 99 Holders prior to the Closing. In connection with the Up-C structure, at Closing, (i) Cibus, Inc. and the Electing Members will become party to the Cibus Amended Operating Agreement, (ii) Cibus, Inc., Cibus Global and the Electing Members will enter into an Exchange Agreement, and (iii) Cibus, Inc. and the Electing Members will enter into a Registration Rights Agreement and a Tax Receivable Agreement. The Up-C Units will generally be exchangeable for shares of Class A Common Stock on a one-for-one basis, or, subject to certain restrictions, the cash equivalent with respect to all or a portion thereof, based on a volume-weighted average price of a share of Class A Common Stock pursuant to the terms of the Exchange Agreement.

Q:	Why are the two companies proposing to merge?

A:

Calyxt and Cibus believe that the merger will provide Cibus, Inc. with substantial capital resources, positioning it to become a leader in the plant trait industry, deploying its gene editing technologies to develop and license gene edited plant traits that improve farming productivity or produce renewable low-carbon plant products. For a discussion of Calyxt’s and Cibus’ reasons for the merger, see the sections entitled “The Mergers—Calyxt Reasons for the Mergers” and “The Mergers—Cibus Reasons for the Mergers” beginning on pages 134 and 140, respectively, of this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:

You are receiving this proxy statement/prospectus because you have been identified either (i) as a Calyxt Stockholder as of the record date and you are entitled to vote at the Calyxt Special Meeting to approve the matters set forth herein or (ii) as a member of Cibus Global or an equityholder or Blocker and you are entitled to receive Class A Common Stock as Merger Consideration. This document serves as:

•	a proxy statement of Calyxt, Inc. used to solicit proxies for the Calyxt Special Meeting to vote on the Calyxt Stockholder Matters set forth herein; and

•	a prospectus of Calyxt, Inc. used to offer shares of Class A Common Stock in exchange for Cibus Units, Cibus Warrants and Cibus PIUs in the Mergers.

Q:	What will Calyxt Stockholders, option holders and warrant holders receive in the Mergers?

A:

Upon adoption of the Amended Certificate of Incorporation at the First Blocker Merger Effective Time, each share of Calyxt Common Stock existing and outstanding immediately prior thereto shall remain outstanding as a share of Class A Common Stock without any conversion or exchange thereof. Additionally, upon adoption of the Amended Certificate of Incorporation at the First Blocker Merger Effective Time, each issued and outstanding warrant and stock option to purchase shares of Calyxt Common Stock will remain exercisable for the same number of shares of Class A Common Stock on the same terms as those set forth in the underlying stock option award or warrant.

Q:	What will Cibus Unitholders receive in the Mergers?

A:

At the applicable Blocker Merger Effective Time, the limited liability company interests of the applicable Blocker will be cancelled and converted into the right of the equityholder of the applicable Blocker to receive shares of Class A Common Stock corresponding to that Blocker Merger, in each case, as set forth in the Allocation Schedule.

At the Cibus Merger Effective Time, all of the issued and outstanding Cibus Units, all outstanding Cibus PIUs, and all outstanding Cibus Warrants or options to purchase Cibus Units, will be cancelled (or, in the case of Cibus Warrants, surrendered to Cibus, Inc. for exchange) and converted into the right to receive the following:

•

the Top 99 Holders shall have the option to elect, on a per unit basis, to receive Merger Consideration in the form of either (a) the number of shares of Class A Common Stock set forth on the Allocation Schedule in exchange for all such holder’s Cibus Units (excluding any Cibus PIUs) covered by such election or (b) the number of Up-C Units set forth on the Allocation Schedule, provided, that such holder will not be entitled to exchange more than 95% of such holder’s existing Cibus Units for Up-C Units and the remainder of such Cibus Unitholder’s Cibus Units will be exchanged for shares of Class A Common Stock;

•

all Cibus Unitholders (excluding Blockers) other than Top 99 Holders shall receive the number of shares of Class A Common Stock set forth on the Allocation Schedule in exchange for their Cibus Units (other than Cibus PIUs);

•	all pre-Closing Cibus Warrants shall automatically be exchanged for the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule; and

•

all pre-Closing Cibus PIUs will, (a) to the extent not a “restricted unit” (under the award agreements and governing documents applicable to such Cibus PIU), be automatically cancelled and converted into the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule and (b) to the extent a “restricted unit” (i.e., an unvested unit), be automatically cancelled and converted into the right to receive the number of restricted shares of Class A Common Stock pursuant to a Cibus, Inc. stock plan, as set forth on the Allocation Schedule and subject to the same vesting schedule as was applicable to such Cibus PIU prior to Closing.

For a more complete description of what Cibus Unitholders will receive in the Mergers, see the section entitled “The Merger Agreement—Merger Consideration” beginning on page 162 of this proxy statement/prospectus.

Q:	What are the Blockers?

A:

Each Blocker is a special purpose entity owned by an entity advised or sub-advised by Fidelity Management & Research Company or BV Partners, LLC (each, a “Blocker Owner” and collectively, the “Blocker Owners”) that was newly formed in connection with the Blocker Owners’ ownership of Cibus Global’s membership units. The sole assets of each of the Blockers are units of Cibus Global owned by the respective Blocker Owner. Mark Finn, a director of Cibus Global and a future director of Cibus, Inc., serves as one of two managing members of BV Partners, LLC.

Q:	What is an “Up-C” Structure?

A:

Following the Closing, the Combined Company will be organized in a structure that that is commonly referred to as an “Up-C” structure, which is often used by public companies involving partnerships and limited liability companies. The Up-C structure provides certain tax benefits and associated cash flow advantages to both the issuer corporation and existing owners of the partnership or limited liability company. The Up-C structure allows certain current Cibus Unitholders—the Electing Members—to retain their Cibus Unit ownership in Cibus Global, an entity that is classified as a partnership for U.S. federal income tax purposes, in the form of Up-C Units. All other Cibus Unitholders will hold their equity ownership in Cibus, Inc. in the form of shares of Class A Common Stock.

The Up-C structure allows future taxable income of Cibus Global that is allocated to the Electing Members to be generally taxed on a pass-through basis, and therefore, such income will generally not be subject to corporate taxes at the entity level. Additionally, the holders of Up-C Units may exchange their Up-C Units for shares of Class A Common Stock, providing such holders with potential liquidity that is not typically afforded to holders of equity interest in non-publicly traded limited liability companies. Such exchanges are expected to produce favorable tax attributes that Cibus, Inc. may be able to utilize and that would not be available to Cibus, Inc. in the absence of those transactions. Pursuant to the Tax Receivable Agreement, the holders of Up-C Units that exchange such Up-C Units for shares of Class A Common Stock will generally be entitled to receive a portion of the net income tax savings that Cibus, Inc. actually realizes. See “What is the Tax Receivable Agreement?”

Q:	What is the Tax Receivable Agreement?

A:

Upon the completion of the Transactions, Cibus, Inc. will enter into the Tax Receivable Agreement, pursuant to which Cibus, Inc. generally will be required to pay to the TRA Parties, in the aggregate, 85% of the net income tax savings that Cibus, Inc. actually realizes (or in certain circumstances, is deemed to realize) as a result of (i) certain favorable tax attributes Cibus, Inc. will acquire from the Blockers in the Blocker Mergers (including net operating losses), (ii) increases to Cibus, Inc.’s allocable share of the tax basis of Cibus Global’s assets resulting from future redemptions or exchanges of Cibus Common Units for shares of Class A Common Stock or cash, (iii) tax attributes resulting from certain payments made under the Tax Receivable Agreement and (iv) deductions in respect of interest under the Tax Receivable Agreement. The payment obligations under the Tax Receivable Agreement are Cibus, Inc.’s obligations and not obligations of Cibus Global.

For a more complete description of the Tax Receivable Agreement, see the section entitled “Agreements Related to the Mergers—Tax Receivable Agreement” beginning on page 192 of this proxy statement/prospectus.

Q:	What are the Reverse Stock Splits and why are they proposed?

A:

On May 17, 2022, Calyxt, Inc. received a written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC that it was not in compliance with the requirement to maintain a minimum closing bid price of $1.00 per share (the “Bid Price Rule”) because the closing bid price of Calyxt Common Stock was below $1.00 per share for 30 consecutive business days. Following the granting of an extension, Calyxt, Inc. now has until May 15, 2023 to comply with the Bid Price Rule. If at any time prior to May 15, 2023, the bid price of Calyxt Common Stock closes at $1.00 per share or more for a minimum of 10 consecutive business days, Calyxt, Inc. will regain compliance with the Bid Price Rule.

At the 2022 Annual Meeting, Calyxt Stockholders approved an amendment to the Calyxt Certificate of Incorporation to effect a reverse stock split of Calyxt Common Stock at a ratio not less than 1-for-2 and not greater than 1-for-10, with the exact ratio set within that range at the discretion of the Calyxt Board. Calyxt, Inc. expects to effect the Initial Reverse Stock Split to regain compliance with the Bid Price Rule prior to the Subsequent Reverse Stock Split and the Closing.

In addition, in connection with the Transactions and subject to the approval of Proposal No. 4 by the Calyxt Stockholders at the Calyxt Special Meeting, at or prior to the Closing of the Transactions, and subsequent to the Initial Reverse Stock Split, Calyxt, Inc. may implement the Subsequent Reverse Stock Split. If Proposal No. 4 is approved, the implementation and timing of the Subsequent Reverse Stock Split will be determined in the discretion of the Calyxt Board and as agreed to by Cibus. Among other things, the Subsequent

Reverse Stock Split may provide greater certainty regarding Cibus, Inc.’s ability to maintain compliance with the Bid Price Rule and may make the Class A Common Stock more attractive to a broader range of institutional and other professional investors.

Q:	What will happen to Calyxt if, for any reason, the Mergers do not close?

A:

If, for any reason, the Mergers do not close, the Calyxt Board may elect to, among other things, review and evaluate another strategic transaction like the Transactions, attempt to sell or otherwise dispose of the various assets of Calyxt, resume its research and development activities and continue to operate the business of Calyxt or dissolve and liquidate its assets. If Calyxt decides to dissolve and liquidate its assets, Calyxt would be required to pay all of its debts and contractual obligations, and to set aside certain reserves for potential future claims. There can be no assurances as to the amount or timing of available cash left, if any, to distribute to Calyxt Stockholders after paying the debts and other obligations of Calyxt and setting aside funds for reserves.

Q:	Will Calyxt, Inc. be receiving additional funding prior to the Closing?

A:

Yes, Calyxt, Inc. will have access to the Interim Funding in connection with the Transactions. Beginning at the earlier of March 15, 2023 and the date Calyxt, Inc.’s unrestricted cash balance first drops below $1,500,000, Calyxt can request, and Cibus Global has agreed to provide, an unsecured, interest-free revolving line of credit of up to $3,000,000 in cash, which amount may be increased to $4,000,000 if Cibus Global elects to extend the Outside Date for the Closing from May 15, 2023 to June 30, 2023.

On March 15, 2023, Calyxt, Inc. made an initial draw of $500,000 under the Interim Funding and made an additional draw on March 30, 2023. Calyxt, Inc. anticipates continuing to draw on the Interim Funding in accordance with its terms through Closing.

Funds can be drawn by Calyxt, Inc. in $500,000 increments and may only be used to fund operating expenses incurred in the ordinary course of business consistent with past practice and consistent with the negative covenants in the Merger Agreement. The full outstanding balance of the Interim Funding will be reduced to zero in connection with the Closing if the Mergers are consummated. The full outstanding balance of the Interim Funding will be forgiven by Cibus Global if the Merger Agreement is terminated for any reason other than (a) a termination by Cibus resulting from the fraud or willful breach of the Merger Agreement by Calyxt, Inc. (in which case Calyxt, Inc. will no longer be permitted to make draws on the line of credit the outstanding balance will become due and payable on the date that is two years from the date funds are first drawn), (b) a termination by Calyxt, Inc. if it accepts a superior offer (in which case Calyxt, Inc. will no longer be permitted to make draws on the line of credit and the outstanding balance will be due and payable within 30 days after termination) or (c) termination by Cibus Global in the event Calyxt, Inc. shall have an adverse change in condition or Calyxt, Inc. materially breaches its obligations with respect to soliciting an alternative acquisition (in which case Calyxt, Inc. will no longer be permitted to make draws on the line of credit and the outstanding balance will be due and payable within 30 days after termination). The Interim Funding is subject to acceleration in connection with certain bankruptcy events.

Q:	What is the Continuing Series F Financing and what is its potential impact?

A:

Prior to the date of the Merger Agreement, Cibus Global issued Cibus Series F Preferred Units in a private placement transaction for a per unit cash purchase price of $2.00 per Cibus Series F Preferred Unit. Pursuant to the Merger Agreement, Cibus is permitted to issue additional Cibus Series F Preferred Units following the date of the Merger Agreement and prior to the Closing at a cash purchase price of $2.00 per Cibus Series F Preferred Unit and on other terms substantially the same as sales of Cibus Series F Preferred Units by Cibus Global prior to the date of the Merger Agreement. The Continuing Series F Financing includes a commitment, which was entered into in January 2023 by New Ventures Agtech Solutions, LLC, an entity affiliated with Cibus Global’s Chairman and Chief Executive Officer, Rory Riggs, to purchase $50,000,000 of Cibus Series F Preferred Units at a purchase price of $2.00 per Cibus Series F Preferred Unit and on other terms substantially the same as sales of Cibus Series F Preferred Units by Cibus Global prior to the date of the Merger Agreement, except that the Series F Purchase Commitment is conditioned upon, and the Cibus Series F Preferred Units that are the subject of the Series F Purchase Commitment will be issued immediately prior to, the Closing of the Transactions.

Cibus Series F Preferred Units issued pursuant to the Continuing Series F Financing, including those to be issued pursuant to the Series F Purchase Commitment, will convert into Shares of Cibus, Inc. based on the Exchange Ratio. Any Cibus Series F Preferred Units issued pursuant to the Continuing Series F Financing, including those to be issued pursuant to the Series F Purchase Commitment, will have the effect of diluting the anticipated post-Closing ownership percentage of Cibus, Inc. for both Calyxt Stockholders and Cibus Unitholders (other than those purchasing additional Cibus Series F Preferred Units in the Continuing Series F Financing, to the extent of such purchases).

Q:	What is the Potential Calyxt Financing and what is its potential impact?

A:

Prior to Closing, Calyxt, Inc. may, as agreed with Cibus Global, pursue one or more potential private placements and/or registered offerings of Class A Common Stock, subject to compliance with the requirements of applicable Nasdaq shareholder approval rules and the issuance of which is subject to, and conditioned upon, the Closing of the Transactions.

Because such shares of Class A Common Stock would be issued subject to, and conditioned upon, the Closing of the Transactions, any Class A Common Stock issued pursuant to the Potential Calyxt Financing will have the effect of diluting the anticipated post-Closing ownership percentage of Cibus, Inc. for both Calyxt Stockholders and Cibus Unitholders (other than Calyxt Stockholders and/or Cibus Unitholders purchasing Class A Common Stock in such Potential Calyxt Financing, to the extent of such purchases).

Q:	Do Calyxt Stockholders have appraisal rights?

A:

No. Calyxt Stockholders as of the record date for the Special Meeting that do not vote in favor of the Mergers or the Transactions are not entitled to appraisal rights under the DGCL in connection with the Mergers or the Transactions.

Q:	Following the Mergers, will Cibus, Inc.’s securities be traded on a stock exchange?

A:

Yes, as a condition to the Closing, Calyxt, Inc. must use its reasonable best efforts to, to the extent required by Nasdaq Listing Rule 5110, file an initial listing application for the Class A Common Stock on the Nasdaq Capital Market, or Nasdaq, and to cause such Nasdaq initial listing application to be approved. The Class B Common Stock will not be traded on a stock exchange.

Q:	What is required to consummate the Mergers?

A:	Pursuant to the terms of the Merger Agreement, in order for the Mergers to close, the following proposals must be approved by the requisite vote of Calyxt Stockholders at the Calyxt Special Meeting:

•

Proposal No. 1: to consider and vote upon a proposal to approve the Blocker Mergers and the issuance of Class A Common Stock and Class B Common Stock as Merger Consideration pursuant to the Merger Agreement, as amended by the First Amendment, copies of which are attached as Annex A-1 and Annex A-2, respectively, to this proxy statement/prospectus; and

•

Proposal No. 2: to consider and vote upon a proposal to approve, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of Class A Common Stock and Class B Common Stock pursuant to the terms of the Merger Agreement and the change of control of Calyxt, Inc. resulting from the Mergers.

Cibus Global members must adopt the Merger Agreement, thereby approving the Mergers and the related transactions. The adoption of the Merger Agreement and the approval of the Mergers and related transactions by the Cibus Global members requires (i) approval by a majority of each of the issued and outstanding Cibus Series D Preferred Units, Cibus Series E Preferred Units and Cibus Series F Preferred Units to convert all issued and outstanding Cibus Preferred Units into Cibus Global voting common units on a one-for-one basis and (ii) approval by a majority of all issued and outstanding Cibus Preferred Units to approve the Transactions.

In addition to the requirement of obtaining the Calyxt Stockholder and Cibus Global member approvals described above, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived. For a more complete description of the closing conditions under the Merger Agreement, see the section entitled “The Merger Agreement—Conditions to the Completion of the Mergers” beginning on page 173 of this proxy statement/prospectus.

Q:	What stockholder votes are required to approve the proposals at the Calyxt Special Meeting?

A:

Approval of Proposal Nos. 2 and 5 requires the affirmative vote of a majority of the votes cast at the Calyxt Special Meeting and entitled to vote on the subject matter. Approval of Proposal Nos. 6 (on an advisory basis) and 7 requires the affirmative vote of a majority of the votes cast affirmatively or negatively by holders present or represented by proxy at the Calyxt Special Meeting and entitled to vote on the subject matter. Approval of Proposals No. 1, 3 (on an advisory basis) and 4 requires the affirmative vote of the holders of a majority of Calyxt Common Stock on the record date for the Calyxt Special Meeting entitled to vote on the matters.

Votes will be counted by the inspector of election appointed for the Calyxt Special Meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” Proposals No. 1 and 3, but will have no effect on the outcome of Proposal Nos. 2, 5 and 6. Abstentions will have the same effect as a vote “AGAINST” Proposal No. 4. Abstentions will have no effect on the outcome of Proposal No. 7. Proposal Nos. 4 and 7 are matters on which Calyxt expects brokers, banks or other nominees to have discretionary authority to vote uninstructed shares and, therefore, broker non-votes are not expected with respect to these proposals.

Proposal No. 1 is conditioned upon the approval of Proposal No. 2, and the Mergers cannot be consummated without the approval of Proposal Nos. 1 and 2. Proposal Nos. 3 and 6, which are non-binding and advisory in nature, are conditioned upon the approval of Proposal Nos. 1 and 2. Proposal Nos. 4, 5 and 7 are not conditioned on the approval of any other proposal.

Q:	Who will be the directors of Cibus, Inc. following the Mergers?

A:

Immediately following the First Blocker Merger Effective Time, the Cibus, Inc. Board will be expected to be composed of six directors. The Merger Agreement requires that all current members of the Calyxt Board resign as of the First Blocker Merger Effective Time. Pursuant to the Merger Agreement, at the First Blocker Merger Effective Time, Rory Riggs, Peter Beetham, Ph.D., Mark Finn, Jean-Pierre Lehmann, Gerhard Prante, Ph.D. and Keith Walker, Ph.D. will be appointed to the Cibus, Inc. Board, with Rory Riggs serving as chair of the Cibus, Inc. Board.

Q:	Who will be the executive officers of Cibus, Inc. following the Mergers?

A:

Immediately following the First Blocker Merger Effective Time, Cibus, Inc.’s executive management team is expected to consist of the current members of Cibus Global’s executive management team prior to the Mergers, including:

Name	Title
Rory Riggs	Chief Executive Officer and Chair
Peter Beetham, Ph.D.	President and Chief Operating Officer
Greg Gocal, Ph.D.	Chief Scientific Officer and Executive Vice President
Wade King, M.D.	Chief Financial Officer

Q:	Do any of Calyxt, Inc.’s directors and officers have interests in the Transactions that may differ from or be in addition to the interests of Calyxt Stockholders?

A:

Yes. In considering the recommendation of the Calyxt Board with respect to approving the Mergers, Calyxt Stockholders should be aware that certain members of the Calyxt Board and certain Calyxt, Inc. executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Calyxt Stockholders. The Calyxt Board and the Cibus Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Mergers. The Calyxt Board considered these in reaching its decision to recommend that Calyxt Stockholders approve the proposals to be presented to Calyxt Stockholders for consideration at the Calyxt Special Meeting as contemplated by this proxy statement/prospectus. For more information, see the section of this proxy statement/prospectus entitled “The Mergers—Interests of Calyxt, Inc. Directors and Executive Officers in the Mergers.”

Q:	What are the material U.S. federal income tax consequences of the Mergers to Calyxt Stockholders?

A:

Calyxt Stockholders will not sell, exchange or dispose of any shares of Calyxt Common Stock as a result of the Mergers. Thus, there will be no material U.S. federal income tax consequences to Calyxt Stockholders as a result of the Mergers.

Q:	What are the material U.S. federal income tax consequences of the Cibus Merger to Cibus Participants?

A:

As discussed more fully under the section entitled “The Mergers—Material U.S. Federal Income Tax Consequences of the Cibus Merger,” the parties intend that the Cibus Merger qualify as a transaction described in Section 351 of the Code (as defined herein). Assuming that the Cibus Merger so qualifies, Cibus Participants (as defined in the section entitled “The Mergers—Material U.S. Federal Income Tax Consequences of the Cibus Merger”) that receive solely shares of Class A Common Stock in the Transactions will generally not recognize gain or loss upon the exchange of their Cibus Units or Cibus Warrants for shares of Class A Common Stock pursuant to the Cibus Merger, except to the extent that the Cibus Participant’s allocable share of Cibus’ liabilities exceeds the Cibus Participant’s tax basis in its Cibus Units or Cibus Warrants exchanged for Class A Common Stock. There can be no assurance, however, that the IRS will not successfully assert an alternative characterization of the Transactions, including the Cibus Merger.

The U.S. federal income tax consequences of the Cibus Merger depend on each Cibus Unitholder’s particular facts and circumstances. Accordingly, all Cibus Unitholders are urged to consult their tax advisors regarding the tax consequences to them of the Transactions, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Transactions, see the section entitled “The Mergers—Material U.S. Federal Income Tax Consequences of the Cibus Merger.”

Q:	As a Calyxt Stockholder, how does the Calyxt Board recommend that I vote?

A:	After careful consideration, the Calyxt Board unanimously recommends that Calyxt Stockholders vote “FOR” all of the proposals described in this proxy statement/prospectus.

Q:	What risks should I consider in deciding whether to vote in favor of the Mergers?

A:

You should carefully review the section entitled “Risk Factors” beginning on page 40 of this proxy statement/prospectus which sets forth certain risks and uncertainties related to the Transactions, risks and uncertainties to which the Combined Company’s business will be subject, and risks and uncertainties to which each of Calyxt and Cibus, as independent companies, are subject.

Q:	Who can vote at the Calyxt Special Meeting?

A:

Only holders of record of Calyxt Common Stock at the close of business on the record date for the Calyxt Special Meeting, April 12, 2023, will be entitled to notice of, and to vote at, the Calyxt Special Meeting. There were 90 holders of record of Calyxt Common Stock at the close of business on such record date. At the close of business on such record date, 49,735,490 shares of Calyxt Common Stock were issued and outstanding. Each share of Calyxt Common Stock entitles the holder thereof to one vote on each matter submitted for Calyxt Stockholder Approval.

Stockholder of Record: Shares Registered in Your Name

If, at the close of business on the record date for the Calyxt Special Meeting, your shares of Calyxt Common Stock were registered directly in your name with Calyxt, Inc.’s transfer agent, Broadridge Corporate Issuer Solutions, LLC, then you are a Calyxt Stockholder of record. As a Calyxt Stockholder of record, you may vote virtually at the Calyxt Special Meeting or vote by proxy. Whether or not you plan to attend the Calyxt Special Meeting, please vote as soon as possible by completing and returning the enclosed proxy card or vote by proxy over the telephone, by mail, or on the internet as instructed on the proxy card to ensure your vote is counted.

Calyxt Stockholders are invited to attend the Calyxt Special Meeting, which will be a virtual meeting held exclusively via live webcast. To attend the Calyxt Special Meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. Calyxt, Inc. recommends that you log in starting 15 minutes before the Calyxt Special Meeting to ensure that you are logged in when the meeting starts. Online access will begin at 8:45 a.m. Central Time.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Similar Organization

If, at the close of business on the record date for the Calyxt Special Meeting, your shares of Calyxt Common Stock were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered to be the stockholder of record for purposes of voting at the Calyxt Special Meeting. As a beneficial owner, you have the right to direct your broker or other agent how to vote the shares in your account.

You are also invited to attend and vote at the Calyxt Special Meeting. To attend the Calyxt Special Meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. Calyxt, Inc. recommends that you log in starting 15 minutes before the Calyxt Special Meeting to ensure that you are logged in when the meeting starts. Online access will begin at 8:45 a.m. Central Time.

Q:	How many votes do I have?

A:	On each matter to be voted upon, you have one vote for each share of Calyxt Common Stock you own as of the record date.

Q:	What is the quorum requirement?

A:

A quorum of Calyxt Stockholders is necessary to hold a valid meeting. A quorum will be present if Calyxt Stockholders holding at least a majority in voting power of the shares of Calyxt Common Stock issued and outstanding and entitled to vote at the Calyxt Special Meeting are present or represented by proxy at the Calyxt Special Meeting. As of the record date, there were 49,735,490 shares of Calyxt Common Stock outstanding and entitled to vote. Your shares of Calyxt Common Stock will be counted toward the quorum at the Calyxt Special Meeting only if you attend the Calyxt Special Meeting or are represented by proxy at the Calyxt Special Meeting. Abstentions and broker non-votes will be counted towards the quorum requirement.

Q:	What are “broker non-votes?”

A:

If you hold shares beneficially in “street name” and do not provide your broker, bank or other nominee with voting instructions, your shares may constitute “broker non-votes.” Broker non-votes occur on a matter when banks, brokers and other nominees are not permitted to vote on certain non-discretionary matters without instructions from the beneficial owner and instructions are not given. These matters are referred to as “non-routine” matters. Proposal Nos. 1, 2, 3, 5 and 6 are anticipated to be non-routine matters, and Proposal Nos. 4 and 7 are anticipated to be routine matters.

Q:	If my shares of Calyxt Common Stock are held in “street name,” will my broker, bank or other nominee vote my shares for me?

A:

Unless your broker, bank or other nominee has discretionary authority to vote on certain matters, your broker will not be able to vote your shares of Calyxt Common Stock on matters without instructions from you. If you do not give instructions to your broker, your broker can vote your shares of Calyxt Common Stock with respect to discretionary, routine items but not with respect to non-discretionary, non-routine items. Brokers are not expected to have discretionary authority to vote for any of the proposals other than Proposal Nos. 4 and 7. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	How can I view the list of Calyxt Stockholders eligible to vote at the Calyxt Special Meeting?

A:

The list of Calyxt Stockholders of record entitled to vote at the Calyxt Special Meeting will be made available for ten days prior to the Calyxt Special Meeting, at the Calyxt offices at 2800 Mount Ridge Road, Roseville, Minnesota 55113. Please contact Calyxt’s General Counsel at (651) 683-2807 if you wish to inspect the list of stockholders eligible to vote at the Calyxt Special Meeting prior to the Calyxt Special Meeting.

Q:	When do you expect the Mergers to be consummated?

A:

Calyxt and Cibus currently anticipate that the Mergers will close in the second quarter of 2023, but the companies cannot predict the exact timing. For more information, see the section entitled “The Merger Agreement—Conditions to the Completion of the Mergers” beginning on page 173 of this proxy statement/prospectus.

Q:	What do I need to do now?

A:	Calyxt urges you to read this proxy statement/prospectus carefully, including its annexes, and to consider how the Mergers affect you.

If you are a Calyxt Stockholder of record, meaning that you own your shares in your own name and not through a broker, bank or other nominee, you may vote in one of three ways prior to the Calyxt Special Meeting:

•	You may vote over the internet. You may vote your shares by following the instructions in the enclosed proxy card.

•	You may vote by telephone. You may vote your shares by following the instructions in the enclosed proxy card.

•	You may vote by mail. You may vote by completing, dating and signing the enclosed proxy card and promptly mailing it in the postage-paid envelope provided.

Please provide your proxy instructions only once, unless you are revoking a previously delivered proxy instruction, and as soon as possible so that your shares can be voted at the Calyxt Special Meeting.

Q:	When and where is the Calyxt Special Meeting and may I vote in person?

A:	The Calyxt Special Meeting will be held virtually via live webcast at www.virtualshareholdermeeting.com/CLXT2023SM on May 18, 2023 at 9:00 a.m. Central Time.

To attend the Calyxt Special Meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. Calyxt, Inc. recommends that you log in starting 15 minutes before the Calyxt Special Meeting to ensure that you are logged in when the meeting starts. Online access will begin at 8:45 a.m. Central Time.

If your shares are held in “street name,” you are also invited to attend and vote your shares of Calyxt Common Stock at the Calyxt Special Meeting live via webcast. To attend the Calyxt Special Meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. Calyxt, Inc. recommends that you log in starting 15 minutes before the Calyxt Special Meeting to ensure that you are logged in when the meeting starts. Online access will begin at 8:45 a.m. Central Time.

Even if you plan to attend the Calyxt Special Meeting, Calyxt requests that you sign and return the enclosed proxy card or voting instruction form to ensure that your shares will be represented at the Calyxt Special Meeting if you become unable to attend. Please be sure to follow the instructions found on your proxy card or voting instruction form.

Q:	What if I have technical difficulties or trouble accessing the Calyxt Special Meeting?

A:

Technical assistance will be available one hour prior to and during the Calyxt Special Meeting. Information related to technical assistance will be provided in the email you receive with your unique link that will allow you to access the Calyxt Special Meeting. We recommend that you log in starting 15 minutes before the Calyxt Special Meeting to ensure you are logged in when the Calyxt Special Meeting starts.

Q:	What happens if I do not return a proxy card or otherwise provide proxy instructions, as applicable?

A:

If you are a Calyxt Stockholder of record, the failure to return your proxy card or otherwise provide proxy instructions will have the same effect as voting “AGAINST” Proposal Nos. 1 and 3, and will have no effect with respect to Proposal Nos. 2, 5 and 6. If your shares of Calyxt Common Stock are held in “street name,” and you do not provide voting instructions, your broker, bank or other nominee may still vote your shares of Calyxt Common Stock with respect to discretionary, routine items, but may not vote your shares of Calyxt Common Stock with respect to non-discretionary, non-routine items. Brokers are not expected to have discretionary authority to vote for any of the proposals other than Proposal Nos. 4 and 7. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by your broker.

Q:	May I change or revoke my vote after I have submitted a proxy or provided proxy instructions?

A:	Calyxt Stockholders of record may change or revoke their vote at any time before their proxy is voted at the Calyxt Special Meeting by doing any one of the following things:

•	submitting a new proxy via the internet or telephone by following the instructions on the enclosed proxy card;

•	signing another proxy card and arranging for delivery of that proxy card by mail by 11:59 p.m., Central Time, the day before the Calyxt Special Meeting;

•	sending a timely written notice that you are revoking your proxy to Calyxt Inc.’s General Counsel at 2800 Mount Ridge Road, Roseville, MN 55113; or

•	voting during the Calyxt Special Meeting. Your attendance at the Calyxt Special Meeting alone will not revoke a previously submitted proxy.

If a Calyxt Stockholder who owns shares of Calyxt Common Stock in “street name” has instructed a broker to vote its shares of Calyxt Common Stock, the Calyxt Stockholder must follow directions received from its broker to change those instructions. Holders in “street name” will not be able to vote during the Calyxt Special Meeting unless such holder has requested and obtained a valid proxy from such holder’s broker or other agent in whose name the shares are held in advance of the Calyxt Special Meeting.

Your vote will be counted in accordance with the last instruction received prior to the closing of the polls, whether your instruction is received by internet, telephone, mail or at the Calyxt Special Meeting.

Q:	Who is paying for this proxy solicitation?

A:

Calyxt and Cibus will share equally the cost of printing and filing this proxy statement/prospectus and the proxy card. Calyxt also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for reasonable expenses incurred in forwarding proxy materials to beneficial owners of Calyxt Common Stock.

Q:	Who can help answer my questions?

A:	If you would like to request documents from Calyxt, Inc. or Cibus Global, please send a request in writing or by telephone to either Calyxt, Inc. or Cibus Global at the following addresses:

Calyxt, Inc. 2800 Mount Ridge Road Roseville, MN 55113 Telephone: (651) 683-2807 Attn: Investor Relations Email: Investors@Calyxt.com	Cibus Global, LLC 6455 Nancy Ridge Drive San Diego, CA 92121 Telephone: (858) 450-0008 Attn: Investor Relations Email: Investors@Cibus.com

PROSPECTUS SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Mergers and the proposals being considered at the Calyxt Special Meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement, as amended by the First Amendment, copies of which are attached as Annex A-1 and Annex A-2, respectively, and the other annexes to which you are referred herein. For more information, see the section entitled “Where You Can Find More Information” on page 365 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in this proxy statement/prospectus does not give effect to the Reverse Stock Splits described elsewhere in this proxy statement/prospectus and does not give effect to the issuance of any equity in the Continuing Series F Financing or the Potential Calyxt Financing.

The Companies

Calyxt, Inc.

2800 Mount Ridge Road

Roseville, MN 55113

(651) 683-2807

Calyxt is a plant-based synthetic biology company. Calyxt leverages its proprietary PlantSpringTM technology platform to engineer plant metabolism to produce innovative, high-value and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt’s primary focus and commercialization strategy is on engineering synthetic biology solutions through its PlantSpring technology platform for manufacture using its proprietary and differentiated BioFactoryTM production system for a diverse base of target customers across a range of end markets, including the cosmeceutical, nutraceutical, and pharmaceutical industries. Calyxt also commercializes its PlantSpring technology platform by licensing elements of the platform and historically developed traditional agriculture seed-trait product candidates, as well as selectively developing product candidates for customers in traditional agriculture.

Cibus Global, LLC

6455 Nancy Ridge Drive

San Diego, CA 92121

(858) 450-0008

Cibus is a leading agricultural technology company that develops and licenses plant traits to seed companies for royalties. The company is a technology leader in developing plant traits (or specific genetic characteristics) using gene editing. Its primary business is using gene editing to develop Productivity Traits in the major agricultural crops: Canola, Rice, Soybean, Corn and Wheat. Productivity Traits are crop traits that improve crop yields and make farmers more productive, thereby driving greater farming profitability. They do this in several ways such as making plants resistant to diseases or pests, thereby reducing the use of chemicals like fungicides and insecticides, enabling plants to process nutrients more efficiently, thereby reducing the use of fertilizers, and making crops more adaptable to their environment and to climate change. In addition, Cibus is a leader in the development of sustainable low carbon ingredients to help major corporations meet their Net Carbon Zero climate goals.

Calypso Merger Subsidiary, LLC

Merger Subsidiary is a Delaware limited liability company and a wholly-owned direct subsidiary of Calyxt, Inc. Merger Subsidiary is newly formed and was organized for the sole purpose of completing the Cibus Merger. Merger Subsidiary has engaged in no business activities to date and it has no material assets or liabilities of any kind, other than those incident to its formation and those incurred in connection with the Transactions.

The Mergers (see page 123)

If the Mergers are completed, (a) each of the Blockers will merge with and into Calyxt, Inc., in each case with the Blockers ceasing to exist and Calyxt, Inc. surviving each such Blocker Merger, (b) at the First Blocker Merger Effective Time, the Calyxt Bylaws will be amended and restated in the form of the Amended Bylaws and the Calyxt Certificate of Incorporation will be amended and restated in the form of the Amended Certificate of Incorporation, and (c) immediately following the consummation of the Blocker Mergers, Merger Subsidiary will merge with and into Cibus Global, with Cibus Global as the surviving company and Merger Subsidiary ceasing to exist. As consideration for the Mergers, the equityholders of the Blockers and the equity holders of Cibus Global will receive the Merger Consideration. In connection with the Mergers, Cibus, Inc. will contribute all of its assets and liabilities to Cibus Global, as a contribution to the capital of Cibus Global, in exchange for newly issued Cibus Common Units. In connection with adoption of the Amended Certificate of Incorporation, Calyxt, Inc.’s name will be changed to “Cibus, Inc.”

Following the Closing, the issuance of Merger Consideration and the issuance of Cibus Common Units, the Combined Company will be organized in an “Up-C” structure, with Cibus, Inc.’s only material asset consisting of Cibus Common Units. Upon the Closing, Calyxt Stockholders are expected to own approximately 5.0% of issued and outstanding Shares, on a Fully-Exchanged Basis and Cibus Unitholders are expected to own approximately 95.0% of the issued and outstanding Shares, on a Fully-Exchanged Basis in each case, subject to dilution in connection with any Dilutive Issuances.

Immediately following the Closing, all of the issued and outstanding Cibus Common Units will be held by Cibus, Inc. and the Electing Members (through their ownership of Up-C Units), with the exact ownership interest held by Cibus, Inc. and the Electing Members being subject to the elections to be submitted by such Electing Members prior to the Closing. In connection with the Up-C structure, at Closing, (i) Cibus, Inc. and the Electing Members will become party to the Cibus Amended Operating Agreement, (ii) Cibus, Inc., Cibus Global and the Electing Members will enter into an Exchange Agreement, and (iii) Cibus, Inc. and the Electing Members will enter into a Registration Rights Agreement and a Tax Receivable Agreement. The Up-C Units will generally be exchangeable for shares of Class A Common Stock on a one-for-one basis, or, subject to certain restrictions, the cash equivalent with respect to all or a portion thereof, based on a volume-weighted average price of a share of Class A Common Stock pursuant to the terms of the Exchange Agreement.

Following the Closing, the Combined Company will be organized in an “Up-C” structure. The diagram below depicts the organizational structures of Calyxt and Cibus Global prior to the Transactions and the Up-C structure of the Combined Company after giving effect to the Transactions at Closing.

Reasons for the Mergers (see page 134)

During the course of its evaluation of the Merger Agreement and the Transactions, the Calyxt Board (including the Calyxt Committee) held numerous meetings, consulted with Calyxt, Inc.’s senior management and with financial and legal advisors and consultants to the Calyxt Board and/or the Calyxt Committee. In reaching its decision to approve the Merger Agreement and the Transactions, the Calyxt Board considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including:

•

the Calyxt Board’s belief that Calyxt’s business development efforts were not reasonably likely to result in any significant developments or events in the near term that could reasonably be expected to serve as a meaningful catalyst for Calyxt’s stock price;

•

the extensive efforts of the Calyxt Board and Calyxt management over an extended period of time to identify a fundable business model for Calyxt that could reasonably be expected to enhance and create long-term shareholder value;

•

the comprehensive and thorough process of reviewing and analyzing potential strategic alternatives undertaken by the Calyxt Board (including through the Calyxt Committee) and management, including the exploration of potential sale of the company transactions, licensing transactions, transactions for the sale of key assets or businesses, and financing transactions; the Calyxt Board’s belief that no commercially viable alternative financing, strategic investment, merger, asset sale or licensing transaction was reasonably available to Calyxt; and the Calyxt Board’s belief that that the only reasonably executable alternative to the Mergers was a liquidation and dissolution of Calyxt that could not be reasonably expected to provide any dividend, liquidating distribution or other payments or value to Calyxt Stockholders;

•

the Calyxt Board’s belief that the exchange ratio for the Mergers is the highest exchange ratio to which Cibus Global was willing to agree and that the other terms of the Merger Agreement represent in the aggregate the most favorable terms to Calyxt and its stockholders to which Cibus was willing to agree;

•

that following the Mergers, the Calyxt Stockholders will continue to own common equity in Cibus, Inc. and the Calyxt Board’s belief that this continuing equity interest will provide the Calyxt Stockholders with an opportunity to participate following the Mergers in the potential equity value of the Combined Company, which will focus on Cibus’ product pipeline; and

•

the Calyxt Board’s view, based on the scientific, regulatory and technical due diligence conducted by Calyxt management and advisors of the potential market opportunity of Cibus’ product candidates, which the Calyxt Board anticipates will be the focus of the Combined Company.

After consideration and consultation with Cibus’ senior management, its advisors and legal counsel, and review and assessment of a significant amount of information, the Cibus Board concluded that the Mergers, together with the additional financing from the Series F Purchase Commitment, was the best option to generate capital resources to support the advancement of Cibus’ pipeline of productivity traits and fund a combined organization. The Cibus Board considered various factors to reach its determination. For example:

•

the Mergers will provide current Cibus Global equityholders with greater liquidity by owning publicly-traded stock, and expanding both the access to capital for Cibus and the range of investors potentially available as a public company, compared to the investors Cibus could otherwise gain access to if it continued to operate as a privately-held company;

•	the potential benefits from increased public market awareness of Cibus and its pipeline of productivity traits;

•	the historical and current information concerning Cibus’ business, including its financial performance and condition, operations and management;

•	the business, history, operations, assets and technology of Calyxt;

•	the Combined Company is expected to be led by an experienced management team;

•	the expected timeline for the initial Cibus productivity traits to reach the market; and

•

the projected financial position, operations, management structure, operating plans, and anticipated cash burn rate of the Combined Company, including the ability to support the Combined Company’s current and planned operations, as further discussed in the section entitled “Cibus Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Future Capital Requirements” beginning on page 277 of this proxy statement/prospectus.

For additional information, see the sections entitled “The Mergers—Calyxt Reasons for the Mergers” and “The Mergers—Cibus Reasons for the Mergers” in this proxy statement/prospectus.

Overview of the Merger Agreement

Merger Consideration (see page 162)

The Amended Certificate of Incorporation, once adopted at the First Blocker Merger Effective Time, will designate two classes of Cibus, Inc. common stock: (i) Class A Common Stock, which shares will have full voting and economic rights, and (ii) Class B Common Stock, which shares will have full voting, but no economic rights. Upon adoption of the Amended Certificate of Incorporation, each share of Calyxt Common Stock existing and outstanding immediately prior to the First Blocker Merger Effective Time shall remain outstanding as a share of Class A Common Stock at the First Blocker Merger Effective Time without any conversion or exchange thereof.

At each applicable Blocker Merger Effective Time, the limited liability company interests of the applicable Blocker will be cancelled and converted into the right to receive shares of Class A Common Stock corresponding to that Blocker Merger, in each case, as set forth in the Allocation Schedule.

At the effective time of the Cibus Merger, all of the issued and outstanding Cibus Units (including Cibus PIUs), and all Cibus Warrants or options to purchase Cibus Units, will be cancelled (or in the case of Cibus Warrants, surrendered to Cibus, Inc. for exchange) and converted into the right to receive the following, as described in further detail in the Merger Agreement:

•

the Top 99 Holders shall have option to elect, on a per unit basis, to receive Merger Consideration in the form of either (a) the number of shares of Class A Common Stock set forth on the Allocation Schedule in exchange for all such holder’s Cibus Units (other than Cibus PIUs) or (b) a number of Up-C Units, as set forth on the Allocation Schedule, provided, that such holder will not be entitled to exchange more than 95% of such holder’s existing Cibus Units for Up-C Units and the remainder of such holder’s Cibus Units will be exchanged for shares of Class A Common Stock;

•

all pre-Closing holders of Cibus Units, other than Top 99 Holders and Blockers, shall receive the number of shares of Class A Common Stock set forth on the Allocation Schedule in exchange for their Cibus Units (other than Cibus PIUs);

•	all pre-Closing Cibus Warrants shall automatically be exchanged for the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule; and

•

all pre-Closing Cibus PIUs will, (a) to the extent not a “restricted unit” (under the award agreements and governing documents applicable to such Cibus PIUs), be automatically cancelled and converted into the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule and (b) to the extent a “restricted unit” (i.e., an unvested unit), be automatically cancelled and converted into the right to receive the number of restricted shares of Class A Common Stock pursuant to a Cibus, Inc. stock plan, as set forth on the Allocation Schedule and subject to the same vesting schedule as was applicable to such Cibus PIUs prior to Closing.

Cibus Common Unit Issuance to Calyxt, Inc.

Immediately following the Cibus Merger, (i) each pre-Closing Cibus Unit and pre-Closing Cibus Warrant, in each case, held by Cibus, Inc. as a result of the Blocker Mergers will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, (ii) each pre-Closing Cibus Warrant held by Cibus, Inc. as a result of the warrant exchanges described above will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, and (iii) Cibus Global will issue a number of Cibus Common Units to Cibus, Inc. in an amount equal to the sum of (A) the number of shares of Class A Common Stock issued to former Cibus Global equity holders as Cibus Merger Consideration and (B) the number of shares of Calyxt Common Stock outstanding immediately prior to the First Blocker Merger.

Election of Up-C Units for Top 99 Holders

Promptly after the date this proxy statement/prospectus is declared effective by the SEC, Cibus Global will mail to each holder of Cibus Units that is a Top 99 Holder an Election Form. The Election Form will accompany the disclosure statement and copies of the form of Tax Receivable Agreement, Cibus Amended Operating Agreement, Exchange Agreement and Registration Rights Agreement, and will include counterpart signatures to each of the foregoing agreements.

Each Election Form will permit each holder that is a Top 99 Holder to elect on a per-Cibus Unit basis (other than in respect of Cibus PIUs), to receive as Merger Consideration in the Cibus Merger in the form of either (A) shares of Class A Common Stock or (B) Up-C Units (subject to the limitations in the Merger Agreement, any such holder validly electing to receive Up-C Units in exchange for any one or more of its Cibus Units, an “Electing Member,” and the Cibus Units that such Electing Member will exchange for Up-C Units, the “Excluded Units”); provided, however, that no Electing Member will be entitled to receive Up-C Units to the extent such holder’s Excluded Units exchanged therefor would represent more than ninety-five percent (95%), or such lower percentage as may be determined by Cibus Global and set forth on the Election Form, of the total number of Cibus Units held by such person as of immediately prior to the Cibus Merger Effective Time (for the avoidance of doubt, any Cibus Units held by such person in excess of such amount will not constitute Excluded Units and will instead receive shares of Class A Common Stock in exchange for the Cibus Units representing such excess, notwithstanding such person’s election).

Allocation Schedule

The Merger Agreement provides that Merger Consideration will be allocated to each of the Cibus Global equity holders and the Blockers, as of immediately prior to the First Blocker Merger Effective Time, based on the Allocation Schedule. The initial version of the Allocation Schedule was attached as an exhibit to the Merger Agreement and calculated based on the fully-diluted (other than with respect to out-of-the-money options and warrants) capitalization of Calyxt, Inc. and Cibus Global, in each case, as of the date of the Merger Agreement. Pursuant to the Merger Agreement, the Allocation Schedule will be updated by Cibus Global no later than three business days prior to Closing to reflect (a) transfers of equity interests in Cibus Global or the Blockers, (b) the results of the elections by Top 99 Holders and (c) any additional Cibus Series F Preferred Units issued or issuable pursuant to the Continuing Series F Financing.

The following provides a summary of the calculation of Merger Consideration and the allocation among each of the Cibus Global equity holders and Blockers, as set forth in the Allocation Schedule. For purposes of this summary, the “Conversion Factor”, as used below, is defined as 3.17045722397476 shares of Class A

Common Stock (or Class B Common Stock, in the case of Electing Members’ Up-C Units) per fully-diluted voting common unit of Cibus Global. The calculation of shares of Class A Common Stock (or Class B Common Stock, in the case of Electing Members’ Up-C Units) is determined based on the underlying class of Cibus Units held by the applicable member, as follows:

•

Cibus Preferred Units: Immediately prior to the Blocker Merger Effective Time for the First Blocker Merger, each Cibus Preferred Unit is converted to a number of fully-diluted voting common units of Cibus Global on a one-for-one basis. Each fully-diluted voting common unit is then multiplied by the Conversion Factor to yield the number of shares of Class A Common Stock (or Class B Common Stock, in the case of Electing Members) to be issued in respect of such Cibus Preferred Units. The number of Cibus Common Units to be issued to an Electing Member in respect of their Up-C Units will equal the number of shares of Class B Common Stock calculated by the foregoing.

•

Cibus Global non-voting common units: Cibus Global Class A non-voting common units represent membership units issued in connection with Cibus Global options previously exercised. Each non-voting common unit is multiplied by the Conversion Factor to yield the number of shares of Class A Common Stock to be issued in respect of such non-voting common units.

•

Cibus PIUs: All Cibus PIUs are represented by the same class of securities (non-voting common units) in Cibus Global. Immediately prior to the Blocker Merger Effective Time for the First Blocker Merger, each Cibus PIU is hypothetically converted to a number of fully-diluted voting common units of Cibus Global by multiplying (a) the number of issued and outstanding Cibus PIUs in a given class held by the applicable member by (b) the class’s unique fully-diluted conversion factor (the applicable “FD Factor”). The FD Factor for each class of Cibus PIUs is calculated based on the Cibus PIU’s Black Scholes fair value (with the exercise price input used in such Black Scholes valuation being a present value calculation of the applicable threshold value associated with the underlying Cibus PIU class). The hypothetical number of fully-diluted voting common units of Cibus Global is then multiplied by the Conversion Factor to yield the number of shares of Class A Common Stock to be issued in respect of such Cibus PIU.

•

Cibus Warrants: Each issued and outstanding Cibus Warrant outstanding immediately prior to the Blocker Merger Effective Time for the First Blocker Merger is hypothetically converted to a number of fully-diluted voting common units of Cibus Global by multiplying (a) the number of Cibus Preferred Units, voting common units or non-voting common units, as applicable, subject to the warrant by (b) the warrant tranche’s unique FD Factor. The FD Factor for each tranche of Cibus Warrants was calculated by dividing the Black Scholes Fair Value of such Cibus Warrant tranche by $2.00. The hypothetical number of fully-diluted voting common units of Cibus Global is then multiplied by the Conversion Factor to yield the number of shares of Class A Common Stock to be issued in respect of such Cibus Warrant.

For a more complete description of the Merger Consideration, see the sections entitled “The Merger Agreement—Merger Consideration” and “The Mergers—Merger Consideration—Allocation Schedule” in this proxy statement/prospectus.

Treatment of Cibus PIUs (see page 172)

Under the terms of the Merger Agreement, each Cibus PIU issued and outstanding immediately prior to the Cibus Merger Effective Time shall, (i) to the extent not a “restricted unit” under the award agreements and governing documents applicable to such Cibus PIU as of such time, be automatically cancelled and converted into the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule and (ii) to the extent a “restricted unit” (i.e., an unvested unit) under the award agreements and other governing documents applicable to such Cibus PIU as of such time, be automatically cancelled and converted into the right to receive the number of restricted shares of Class A Common Stock pursuant to a Cibus, Inc. stock plan, as set forth on the Allocation Schedule and subject to the same vesting schedule as was applicable to such Cibus PIU prior to the Closing.

Conditions to the Completion of the Mergers (see page 173)

The consummation of the Mergers is subject to certain closing conditions, including the approval of Calyxt Stockholders of Proposal Nos. 1 and 2 and the receipt of written consents evidencing the approval of the Transactions by the requisite number of pre-Closing holders of Cibus Units and of the Blockers. Additionally, each of the other closing conditions set forth in the Merger Agreement must be satisfied or waived.

No Solicitation (see page 177)

Except as expressly permitted by the Merger Agreement, each of Calyxt, Inc. and Cibus Global agreed that during the pre-Closing period, except as more fully described in the section “The Merger Agreement—No Solicitation,” Calyxt, Inc. and Cibus Global will not, nor will either party authorize any of its representatives to, directly or indirectly:

•

solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any acquisition proposal or acquisition inquiry or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•	furnish any information regarding such party to any person for the purpose of encouraging, or in response to, an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend any acquisition proposal;

•

execute or enter into any letter of intent or any contract contemplating or otherwise relating to any acquisition transaction, as defined below (other than a confidentiality agreement permitted under the Merger Agreement);

•	publicly propose to do any of the above; or

•	agree, resolve or commit (or, for the avoidance of doubt, the Calyxt Board or Cibus Board, as applicable, or any committee thereof to resolve, agree or commit) to do any of the above.

Termination of the Merger Agreement (see page 189)

Either Calyxt, Inc. or Cibus Global can terminate the Merger Agreement under certain circumstances, which would prevent the Transactions from being consummated.

Termination Fees (see page 190)

If the Merger Agreement is terminated under certain circumstances, Calyxt, Inc. may be required to pay Cibus Global a termination fee of $1,000,000 or Cibus Global may be required to pay Calyxt, Inc. a termination fee of $1,000,000 and reimburse Calyxt, Inc.’s expenses up to a maximum of $500,000, depending on the circumstances surrounding such termination and any conditions thereto.

Support Agreements (see page 191)

Calyxt Support Agreements

Concurrently with the execution of the Merger Agreement and as a condition to Cibus Global entering into the Merger Agreement, Cibus Global entered into Voting Agreements (the “Calyxt Support Agreements”), with certain of Calyxt, Inc.’s stockholders, directors and officers (the “Supporting Stockholders”) who, collectively and in the aggregate as of January 13, 2023, beneficially held voting power of approximately 49.8% of the outstanding Calyxt Common Stock (the “Subject Shares”). Pursuant to the terms of the Calyxt Support Agreements, the Supporting Stockholders have agreed to take certain actions to support the Transactions, including not transferring the Subject Shares during the term of the Calyxt Support Agreement, except under specified circumstances, and voting the Subject Shares in favor of the Merger Agreement and Transactions and against any alternative acquisition proposals.

Notwithstanding the voting obligations in the Calyxt Support Agreements, if the Calyxt Board effects a Calyxt Board Adverse Recommendation Change (as defined in the Merger Agreement) in response to a superior offer, then the Calyxt Support Agreements will terminate and Supporting Stockholders will have no obligations in respect of how to vote their respective Subject Shares. The Calyxt Support Agreements also contain customary termination provisions, including termination with respect to a given Supporting Stockholder in the event of any modification or amendment to the Merger Agreement in a manner that reduces the amount or changes the form of Merger Consideration payable to such Supporting Stockholder or otherwise adversely effects the Supporting Stockholder in any material respect without his, her or its prior written approval.

Cibus Support Agreements

Concurrently with the execution of the Merger Agreement and as a condition to Calyxt, Inc. entering into the Merger Agreement, Calyxt, Inc. entered into Voting Agreements (the “Cibus Support Agreements”), with certain of Cibus Global’s equityholders (including the Blockers), directors and officers (the “Cibus Supporting Unitholders”) who, collectively and in the aggregate as of January 13, 2023, held voting power of approximately 54.3% of the outstanding Cibus Global membership units (the “Subject Units”). Pursuant to the terms of the Cibus Support Agreements, the Cibus Supporting Unitholders have agreed to take certain actions to support the Transactions, including not transferring the Subject Units during the term of the Cibus Support Agreement except under specified circumstances and voting (or acting by written consent) all of its Subject Units in favor of the Mergers and the other Transactions, against any alternative acquisition proposals and to convert all outstanding pre-Closing Cibus Preferred Units into pre-Closing Cibus Global voting common units on a one-for-one basis.

The Cibus Support Agreements also contain customary termination provisions, including termination with respect to a given Supporting Stockholder in the event of any modification or amendment to the Merger Agreement in a manner that reduces the amount or changes the form of Merger Consideration payable to such Supporting Stockholder or otherwise adversely effects the Supporting Stockholder in any material respect without his, her or its prior written approval.

Tax Receivable Agreement (see page 192)

Upon the completion of the Mergers, Cibus, Inc. will enter into the Tax Receivable Agreement, pursuant to which Cibus, Inc. generally will be required to pay to the TRA Parties, in the aggregate, 85% of the net income tax savings that Cibus, Inc. actually realizes (or in certain circumstances, is deemed to realize) as a result of (i) certain favorable tax attributes we will acquire from the Blockers in the Blocker Mergers (including net operating losses), (ii) increases to Cibus, Inc.’s allocable share of the tax basis of Cibus Global’s assets resulting from future redemptions or exchanges of Cibus Common Units for shares of Class A Common Stock or cash, (iii) tax attributes resulting from certain payments made under the Tax Receivable Agreement, and (iv) deductions in respect of interest under the Tax Receivable Agreement. The payment obligations under the Tax Receivable Agreement are Cibus, Inc.’s obligations and not obligations of Cibus Global.

Exchange Agreement (see page 193)

At the Closing, Cibus, Inc. will enter into the Exchange Agreement, substantially in the form attached as Annex E to this proxy statement/prospectus, with Cibus Global and the Electing Members pursuant to which, subject to the procedures and restrictions therein, the holders of Up-C Units (or certain permitted transferees thereof) will have the right from time to time from and after the effectiveness of Cibus, Inc.’s Registration Statement on Form S-3 to be filed pursuant to the terms and conditions of the Registration Rights Agreement to exchange their Up-C Units on a one-for-one basis for shares of Class A Common Stock (the “Exchange”); provided, that, subject to certain exceptions, Cibus, Inc., at its sole election, subject to certain restrictions, may, other than in the case of certain secondary offerings, instead settle all or a portion of the Exchange in cash based on a volume weighted average price of a share of Class A Common Stock. The Exchange Agreement will provide that, as a general matter, a holder of Up-C Units will not have the right to exchange Up-C Units if Cibus, Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Cibus, Inc. and its subsidiaries to which the holder of Up-C Units may be subject, including the Cibus Amended Operating Agreement. Additionally, the Exchange Agreement will contain restrictions on redemptions and exchanges intended to prevent Cibus Global from being treated as a “publicly traded partnership” for U.S. federal income tax purposes. These restrictions are modeled on certain safe harbors provided for under applicable U.S. federal income tax law. Cibus, Inc. may impose additional restrictions on exchanges that it determines to be necessary or advisable so that Cibus Global is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.

Registration Rights Agreement (see page 193)

Pursuant to the Registration Rights Agreement, Cibus, Inc. will, subject to the terms and conditions thereof, agree to register the resale of the shares of Class A Common Stock that are issuable to the Electing Members upon exchange of their Up-C Units that are issued to the Electing Members in connection with the Transactions.

Nasdaq Stock Market Listing (see page 169)

Calyxt, Inc. has filed an initial listing application for Cibus, Inc. and the Class A Common Stock with Nasdaq. After completion of the Transactions, Calyxt, Inc. is expected to be renamed “Cibus, Inc.” and to trade under the symbol “CBUS.”

Management Following the Transactions (see page 284)

The following table lists the names, ages as of March 31, 2023 and positions of the individuals who are expected to serve as executive officers and directors of Cibus, Inc. following completion of the Transactions.

Name	Age	Position
Executive Officers
Rory Riggs	69	Chief Executive Officer and Chair
Peter Beetham, Ph.D.	60	President and Chief Operating Officer, Director
Greg Gocal, Ph.D.	54	Chief Scientific Officer and Executive Vice President
Wade King, M.D.	66	Chief Financial Officer

Non-Employee Directors
Mark Finn	79	Director
Jean-Pierre Lehmann	84	Director
Gerhard Prante, Ph.D.	81	Director
Keith Walker, Ph.D.	74	Director

Interests of Calyxt, Inc. Directors and Executive Officers in the Mergers (see page 145)

In considering the recommendation of the Calyxt Board with respect to approving the Mergers, Calyxt Stockholders should be aware that certain members of the Calyxt Board and certain Calyxt, Inc. executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Calyxt Stockholders. These interests may present them with actual or potential conflicts of interest. As of March 31, 2023, Calyxt, Inc.’s directors and current executive officers owned, in the aggregate, 1.7% of the shares of Calyxt Common Stock, which for purposes of this subsection excludes any Calyxt Common Stock issuable upon (i) exercise of Calyxt, Inc. options held by such individuals or (ii) vesting of Calyxt RSUs or Calyxt PSUs held by such individuals. Certain Calyxt Stockholders, directors and officers have also entered into Calyxt Support Agreements in connection with the Mergers whereby such stockholders, directors and officers have agreed to take certain actions to support the Transactions, including not transferring their shares during the term of such agreement, voting in favor of the Merger Agreement and the Transactions and voting against any alternative acquisition proposals.

Further, as a result of the Transactions, equity awards, including Calyxt, Inc. stock options, Calyxt RSUs and Calyxt PSUs held by certain directors and executive officers will accelerate and vest on the Closing. In addition, on a qualifying termination of employment following the Closing, certain executive officers would be owed cash severance payments and acceleration and vesting of equity awards under the Calyxt Executive Severance Plan or their applicable employment agreement. For more information, see the section of this proxy statement/prospectus entitled “The Mergers—Interests of Calyxt, Inc. Directors and Executive Officers in the Mergers.”

Interests of Cibus Global Directors and Executive Officers in the Mergers (see page 155)

In considering the recommendation of the Cibus Board with respect to approving the Mergers, Cibus Unitholders should be aware that certain members of the Cibus Board and certain Cibus Global executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Cibus Unitholders. As of March 31, 2023, Cibus Global’s directors and current executive officers beneficially owned, in the aggregate, 57,023,211 Cibus Units, which for purposes of this subsection excludes any Cibus PIUs and excludes Cibus Warrants. Certain Cibus Global directors and officers have also entered into Cibus Support Agreements in connection with the Mergers whereby such executive officers and directors have agreed to take certain actions to support the Transactions, including voting or acting by written consent with respect to all of their outstanding voting Cibus Units in favor of the Mergers and the other Transactions, against any alternative acquisition proposals, and agreed to convert all outstanding pre-Closing Cibus Preferred Units into pre-Closing Cibus Global voting common units on a one-for-one basis. Cibus Global directors and executive officers will receive the same consideration for their Cibus Units on the same terms and conditions as other Cibus Unitholders.

Further, certain members of the Cibus Board and Cibus Global executive officers are expected to become the directors and executive officers of Cibus, Inc. upon the Closing. The compensation arrangements with Cibus Global’s directors and executive officers are discussed in the sections entitled “The Mergers—Interests of Cibus Global Directors and Executive Officers in the Mergers” and “Cibus Global Executive Compensation” in this proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences of the Cibus Merger (see page 165)

Since the Calyxt Stockholders will not sell, exchange or dispose of any shares of Calyxt Common Stock as a result of the Cibus Merger, there will be no material U.S. federal income tax consequences to Calyxt Stockholders as a result of the Cibus Merger.

As discussed more fully under the section entitled “The Mergers—Material U.S. Federal Income Tax Consequences of the Cibus Merger,” the parties intend that the Cibus Merger qualify as a transaction described in Section 351 of the Code. Assuming that the Cibus Merger so qualifies, Cibus Participants (defined below) that receive solely shares of Class A Common Stock in the Transactions will generally not recognize gain or loss upon the exchange of their Cibus Units or Cibus Warrants for shares of Class A Common Stock pursuant to the Cibus Merger, except to the extent that the Cibus Participant’s allocable share of Cibus’ liabilities exceeds the Cibus Participant’s tax basis in its Cibus Units or Cibus Warrants exchanged for Class A Common Stock. There can be no assurance, however, that the IRS will not successfully assert an alternative characterization of the Transactions, including the Cibus Merger.

The U.S. federal income tax consequences of the Cibus Merger depend on each Cibus Unitholder’s particular facts and circumstances. Accordingly, all Cibus Unitholders are urged to consult their tax advisors regarding the tax consequences to them of the Transactions, including the applicability and effect of U.S. federal, state, local and non-U.S. tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Transactions, see the section entitled “The Mergers—Material U.S. Federal Income Tax Consequences of the Cibus Merger.”

Risk Factors (see page 40)

Both Calyxt and Cibus are subject to various risks associated with their businesses and their industries. In addition, the Mergers pose a number of risks to each company and its respective stockholders, including the possibility that the Mergers may not be completed and the following risks:

Risks Related to the Mergers

•

The exchange ratio will not change or otherwise be adjusted based on the market price of Calyxt Common Stock as the exchange ratio is fixed as of the date of the Merger Agreement, so the Merger Consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed.

•

Because the exchange ratio is fixed as of the date of the Merger Agreement, any Dilutive Issuances will have the effect of diluting the anticipated post-Closing ownership percentage of Cibus, Inc. for both Calyxt Stockholders and Cibus Unitholders.

•

Calyxt Stockholders and Cibus Unitholders may not realize a benefit from the Mergers commensurate with the ownership dilution they will experience in connection with the Mergers and the potential Dilutive Issuances.

•

Failure to complete the Mergers may result in either Calyxt, Inc. or Cibus Global paying a termination fee to the other party and could significantly harm the market price of Calyxt Common Stock and negatively affect the future business and operations of each company.

•

The Merger Agreement and the issuance of Shares to Cibus Unitholders pursuant to the Merger Agreement must be approved by Calyxt Stockholders, and the Merger Agreement and the Mergers must be approved by the Cibus Unitholders and the equityholders of the Blockers. Failure to obtain these approvals would prevent the Closing.

•

Some Calyxt, Inc. and Cibus Global executive officers and directors have interests in the Mergers that are different from the Calyxt Stockholders and Cibus Unitholders, respectively, and that may influence them to support or approve the Mergers without regard to the interests of the Calyxt Stockholders and Cibus Unitholders.

•	If the conditions to the Mergers are not satisfied or waived, the Mergers will not occur.

Risks Related to the Reverse Stock Splits

•	The Reverse Stock Splits could result in a significant devaluation of Calyxt’s market capitalization and the trading price of Calyxt Common Stock.

•	The Reverse Stock Splits may not increase the price of the Class A Common Stock over the long term.

•	The Reverse Stock Splits may decrease the liquidity of the Class A Common Stock.

•	The Calyxt Board will determine the ratios of the Reverse Stock Splits in its discretion and may consider a variety of factors in making its determination.

Risks Related to Calyxt

•

There is no assurance that the Transactions will be completed in a timely manner or at all. If the Transactions are not consummated, Calyxt’s business could suffer materially and its stock price could decline.

•

If the Transactions are not completed, the Calyxt Board may decide to pursue a liquidation and dissolution of Calyxt. In such an event and in light of Calyxt’s current capital resource constraints, it is unlikely that substantial resources would be available for distributions to stockholders.

•

Calyxt has engaged in cost reduction and other cash-focused measures, which may result in challenges in managing its business and executing on its business strategy while successfully completing the Transactions.

•	The issuance of Shares to Cibus Global equityholders in the Transactions will dilute substantially the voting power of Calyxt Stockholders.

•

If the Mergers are not completed, Calyxt’s ability to continue as a going concern will depend on its ability to obtain additional near-term financing, which may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or cease operations.

•

Calyxt’s operational and financial success depends on its ability to successfully deliver synthetic biology solutions for an expanded group of end markets, which is subject to a variety of risks and uncertainties.

•	Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to Calyxt, could negatively impact its competitive position.

•	Ethical, legal, and social concerns about products using genetically modified or edited plant cells could limit or prevent the use of Calyxt’s products and technologies and could harm its business.

•

If Calyxt, Inc. is unable to maintain compliance with Nasdaq’s listing requirements, the Calyxt Common Stock may be delisted from The Nasdaq Capital Market, which could have a material adverse effect on Calyxt’s financial condition and could make it more difficult for holders of Calyxt Common Stock to sell their shares.

•	Changes to Calyxt’s strategic business focus have placed significant demands on Calyxt’s management and Calyxt’s infrastructure.

Risks Related to Cibus

•	Cibus’ operating history makes it difficult to assess its future prospects.

•	Cibus has incurred significant losses and anticipates that it will continue to incur significant losses for several years.

•	Cibus faces significant competition and many of its competitors have substantially greater financial, technical and other resources than Cibus does.

•	Cibus relies on gene-editing technologies that may become obsolete in the future.

•	Cibus’ success is partially dependent on its ability to make accurate predictions about customer demand in its industries.

•	Ethical, legal and social concerns about the use of gene-edited plants and microorganisms could limit licensing demand for Cibus’ intellectual property.

•	Cibus’ ability to compete may decline if it does not adequately protect its intellectual property proprietary rights.

•	Cibus will need to develop and expand its company, and Cibus may encounter difficulties in managing this development and expansion, which could disrupt its operations.

Risks Related to the Combined Company

•	Cibus’ Royalty Liability may contribute to net losses for the Combined Company and cause the value for securities of the Combined Company to fluctuate.

•

The unaudited pro forma combined financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the completion of the Transactions.

•	The Combined Company may fail to realize the anticipated benefits of the Transactions.

•	The failure to successfully integrate the businesses and operations of Calyxt and Cibus in the expected time frame may adversely affect the Combined Company’s future results.

•	The future operating results of the Combined Company will suffer if the Combined Company does not effectively manage its operations following the Transactions.

Risks Related to the Organizational Structure of the Combined Company

•

Cibus, Inc. will be a holding company and its only material asset after completion of the Transactions will be its interest in Cibus Global, and it is accordingly dependent upon distributions from Cibus Global to pay taxes, make payments under the Tax Receivable Agreement and cover its corporate and other overhead expenses.

•

In certain circumstances, Cibus Global will be required to make distributions to Cibus, Inc. and the other holders of Cibus Common Units, and the distributions that Cibus Global will be required to make may be substantial.

•	Cibus, Inc. will be required to make payments to the TRA Parties pursuant to the Tax Receivable Agreement for certain tax benefits Cibus, Inc. may receive and the amounts payable may be substantial.

•

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits Cibus, Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

•

If Cibus Global were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, Cibus, Inc. and Cibus Global might be subject to potentially significant tax inefficiencies, and Cibus, Inc. would not be able to recover payments previously made by it under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

These risks and other risks are discussed in greater detail under the section entitled “Risk Factors” in this proxy statement/prospectus. Calyxt and Cibus both encourage you to read and consider all of these risks carefully.

Regulatory Approvals (see page 165)

Calyxt, Inc. must comply in all material respects with the rules of Nasdaq in connection with the issuance of Shares. If prior to the Closing Date, Cibus Global determines, in its reasonable discretion after consultation with Calyxt, Inc. and its legal advisors, that the Transactions require filings under the HSR Act to be submitted with the applicable governmental entities, then as promptly as reasonably practicable following such determination, Calyxt, Inc. and Cibus Global shall cooperate in the preparation of such filings and, upon completion thereof (in form and substance mutually agreeable to Calyxt, Inc. and Cibus Global), each of Calyxt, Inc. and Cibus Global shall make or cause to be made any such required filings under the HSR Act.

Accounting Treatment of the Business Combination (see page 169)

The Business Combination is expected to be accounted for in accordance with ASC 805, Business Combinations, using the acquisition method of accounting, with Calyxt, Inc. as the acquirer and Cibus Global as the acquiree. Under the acquisition method of accounting, Calyxt Inc.’s assets and liabilities will be recorded at carrying value and the assets and liabilities associated with Cibus Global will be recorded at estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable, will be recognized as goodwill. For purposes of the unaudited pro forma combined balance sheet, the purchase consideration has been allocated to the assets acquired and liabilities assumed of Cibus Global based upon management’s preliminary estimate of their fair values. Calyxt, Inc. has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the Cibus Global assets acquired or liabilities assumed, including the preliminary estimate for intangible assets. Accordingly, the assets and liabilities should be treated as preliminary values.

For accounting purposes, the acquirer is the entity that has obtained control of another entity and, thus, consummated a business combination. The determination of whether control has been obtained begins with the evaluation of whether control should be evaluated based on the variable interest or voting interest model pursuant to ASC Topic 810, Consolidation (“ASC 810”). If the acquiree is a variable interest entity, the primary beneficiary would be the accounting acquirer. Cibus Global meets the definition of a variable interest entity and Calyxt, Inc., which will be the managing member, has been determined to be the primary beneficiary.

Appraisal Rights and Dissenters’ Rights (see page 169)

Calyxt Stockholders are not entitled to dissenters’ or appraisal rights under the DGCL in connection with the Mergers.

Comparison of Stockholders’ Rights (see page 339)

Calyxt, Inc. is incorporated under the laws of the State of Delaware and the rights of Calyxt Stockholders are governed by the laws of the State of Delaware, including the DGCL, the Calyxt Certificate of Incorporation and the Calyxt Bylaws. Cibus Global is a Delaware limited liability company and the rights of Cibus Unitholders are governed by the laws of the State of Delaware, including the DLLCA and the Cibus Operating Agreement. If the Mergers are completed, (1) Cibus Unitholders who receive Shares will become stockholders of Cibus, Inc., and (2) each share of Calyxt Common Stock held by a Calyxt Stockholder will automatically remain outstanding as a share of Class A Common Stock, and in each case the rights of the stockholders of Cibus, Inc. will be governed by the DGCL, the Amended Bylaws and the Amended Certificate of Incorporation. The rights of

Calyxt Stockholders contained in the Calyxt Certificate of Incorporation and Calyxt Bylaws differ from (1) the rights of Cibus Unitholders under the Cibus Operating Agreement and (2) the post-Mergers rights of Cibus, Inc. stockholders, as more fully described under the section entitled “Comparison of Stockholders’ Rights” in this proxy statement/prospectus.

MARKET PRICE AND DIVIDEND INFORMATION

Calyxt Common Stock is listed on Nasdaq under the symbol “CLXT.” Cibus is a private company and Cibus Global common membership units and Cibus Preferred Units are not publicly traded. The closing price of Calyxt Common Stock on January 13, 2023, the last trading day prior to the public announcement of the Transactions, was $0.19 per share, and the closing price of Calyxt Common Stock on April 17, 2023, the last practicable trading day prior to the date of this proxy statement/prospectus, was $0.31 per share, each as reported on Nasdaq. Because the market price of Calyxt Common Stock is subject to fluctuation, the market value of the Class A Common Stock that certain Cibus Unitholders will be entitled to receive in the Transactions may increase or decrease.

Assuming stockholder approval of Proposal Nos. 1 and 2 and successful application for initial listing on Nasdaq, following the consummation of the Transactions, the Class A Common Stock will trade on Nasdaq under the new name, “Cibus, Inc.” and new trading symbol “CBUS.”

As of April 12, 2023, the record date for the Calyxt Special Meeting, there were approximately 90 holders of record of Calyxt Common Stock. This number does not include stockholders for whom shares were held in “street name.” As of April 12, 2023, there were 813 holders of record of Cibus Units and Cibus Preferred Units. For detailed information regarding the beneficial ownership of certain beneficial holders and management of Calyxt, Inc., Cibus Global, and Cibus, Inc. upon consummation of the Transactions, see the sections entitled “Principal Stockholders of Calyxt, Inc.,” “Principal Unitholders of Cibus Global,” and “Principal Stockholders of Cibus, Inc.” in this proxy statement/prospectus.

Dividends

Calyxt, Inc. has never declared or paid any cash dividends on Calyxt Common Stock. Notwithstanding the foregoing, any determination to pay cash dividends on the Class A Common Stock subsequent to the consummation of the Transactions will be at the discretion of the Cibus, Inc. Board and will depend upon a number of factors, including the Combined Company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Cibus, Inc. Board deems relevant.

RISK FACTORS

The Combined Company will be faced with a market environment that cannot be predicted and that involves significant risks, many of which will be beyond its control. In addition to the other information contained in this proxy statement/prospectus, you should carefully consider the material risks described below and those described in the section entitled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 114 of this proxy statement/prospectus before deciding how to vote your shares of Calyxt Common Stock. Except where specifically noted, the information in these Risk Factors and all other information contained in this proxy statement/prospectus does not give effect to the Reverse Stock Splits described elsewhere in this proxy statement/prospectus and does not give effect to the issuance of any equity in the Continuing Series F Financing or the Potential Calyxt Financing.

Risks Related to the Mergers

The exchange ratio will not change or otherwise be adjusted based on the market price of Calyxt Common Stock as the exchange ratio is fixed as of the date of the Merger Agreement, so the Merger Consideration at the Closing may have a greater or lesser value than at the time the Merger Agreement was signed.

The Merger Agreement has set the exchange ratio (referred to as the “Conversion Factor” in the Allocation Schedule) of 3.17045722397476 for the calculation of Class A Common Stock and Class B Common Stock to be issued as Merger Consideration, and the exchange ratio is based on the fully-diluted (other than with respect to out-of-the-money options and warrants) capitalization of Calyxt, Inc. and Cibus Global, in each case, as of the date of the Merger Agreement as described in the section entitled “The Mergers—Merger Consideration—Allocation Schedule” beginning on page 28 of this proxy statement/prospectus. The exchange ratio does not give effect to the Reverse Stock Splits.

The closing price of Calyxt Common Stock on January 13, 2023, the last trading day prior to the public announcement of the signing of the Merger Agreement, was $0.1857 per share. The Merger Agreement does not include a price-based termination right. Therefore, if before the completion of the Mergers the market price of Calyxt Common Stock declines from the market price on the date of the Merger Agreement, then Cibus Unitholders could receive Merger Consideration with substantially lower value than the value of such Merger Consideration on the date of the Merger Agreement. Similarly, if before the completion of the Mergers the market price of Calyxt Common Stock increases from the market price of Calyxt Common Stock on the date of the Merger Agreement, then Cibus Unitholders could receive Merger Consideration with substantially greater value than the value of such Merger Consideration on the date of the Merger Agreement. Because the exchange ratio does not adjust as a direct result of changes in the market price of Calyxt Common Stock, changes in the market price of Calyxt Common Stock will change the value of the total Merger Consideration payable to Cibus Unitholders pursuant to the Merger Agreement.

Stock price changes may result from a variety of factors, including changes in Calyxt’s or Cibus’ respective businesses, operations and prospects, reductions or changes in U.S. government spending or budgetary policies, market assessments of the likelihood that the Mergers will be completed, interest rates, federal, state and local legislation, governmental regulation, legal developments in the industry segments in which Calyxt or Cibus operate, the timing of the Mergers, and general market, industry and economic conditions, including pandemics and other public health emergencies. Recent events surrounding the global economy, geopolitics and the COVID-19 pandemic continue to evolve and have introduced unusually high levels of volatility into financial and stock markets, and may affect the value of Calyxt Common Stock.

Because the exchange ratio is fixed as of the date of the Merger Agreement, any Dilutive Issuances will have the effect of diluting the anticipated post-Closing ownership percentage of Cibus, Inc. for both Calyxt Stockholders and Cibus Unitholders.

The Merger Agreement has set the exchange ratio for the calculation of Class A Common Stock and Class B Common Stock to be issued as Merger Consideration as of the date of the Merger Agreement. Accordingly, the exchange ratio does not take into account the Dilutive Issuances that may occur prior to or in connection with the Transactions. Except with respect to the recipients of equity instruments in connection therewith (to the extent of such equity instruments received), any Dilutive Issuances will have the effect of diluting the anticipated post-Closing ownership percentage of Cibus, Inc. for both Calyxt Stockholders and Cibus Unitholders.

Calyxt Stockholders and Cibus Unitholders may not realize a benefit from the Mergers commensurate with the ownership dilution they will experience in connection with the Mergers and the Potential Dilutive Issuances.

If the Combined Company is unable to realize the full strategic and financial benefits currently anticipated from the Mergers, Calyxt Stockholders and Cibus Unitholders will have experienced substantial dilution of their ownership interests in their respective companies, without receiving any commensurate benefit, or only receiving part of the commensurate benefit to the extent the Combined Company is able to realize only part of the strategic and financial benefits currently anticipated from the Mergers.

Based on the capitalization of Calyxt, Inc. and Cibus Global, the Calyxt Stockholders would be expected to own approximately 5.0% of issued and outstanding Shares immediately post-Closing, on a Fully-Exchanged Basis, and Cibus Unitholders would be expected to own approximately 95.0% of the issued and outstanding Shares immediately post-Closing, on a Fully-Exchanged Basis in each case, subject to any Dilutive Issuance.

Pursuant to the Merger Agreement, Cibus Global is permitted to issue additional Cibus Series F Preferred Units pursuant to the Continuing Series F Financing. Any additional Cibus Series F Preferred Units issued prior to Closing will have the effect of diluting the anticipated post-Closing ownership of Cibus, Inc. for both Calyxt Stockholders and Cibus Unitholders.

Prior to the Closing, Calyxt, Inc., as agreed with Cibus Global, may decide to pursue a Potential Calyxt Financing. Although any such Potential Calyxt Financing may be arranged prior to the Closing, because a Potential Calyxt Financing would be subject to, and conditioned upon, the Closing of the Transactions, any Class A Common Stock issued pursuant to such a Potential Calyxt Financing will have the effect of diluting the anticipated post-Closing ownership of Cibus, Inc. for both Calyxt Stockholders and Cibus Unitholders.

Additionally, pursuant to the Merger Agreement, at the discretion of the Calyxt Board and/or compensation committee, Calyxt, Inc. is permitted to issue up to an additional 3,487,503 Calyxt RSUs (of which 3,468,083 have been issued as of the date of this proxy statement/prospectus) with respect to 3,487,503 shares of Calyxt Common Stock (which amount is subject to adjustment, as applicable and appropriate, to reflect fully the effect of any reclassification, split, reverse split (including the Reverse Stock Splits), distribution, reorganization, recapitalization or other like change with respect to the equity securities of Calyxt, Inc. or any securities convertible or exchangeable into or exercisable equity securities of Calyxt, Inc. that may occur after the date of the Merger Agreement and prior to the grant date of such equity awards) pursuant to the Calyxt, Inc. 2017 Omnibus Incentive Plan, with such equity awards having accelerated vesting of 100% on a Triggering Event (as defined therein, which includes the Transactions). Any additional Calyxt RSUs issued by Calyxt, Inc. in connection with the foregoing will have the effect of diluting the anticipated post-Closing ownership of Cibus, Inc. for both Calyxt Stockholders and Cibus Unitholders.

Lastly, certain stock options issued under the 2017 Omnibus Incentive Plan and the Calyxt Common Warrants are outstanding. Although such options and the Calyxt Common Warrant are out-of-the-money as of the date of this proxy statement/prospectus, future increases in the stock price of Calyxt, Inc. prior to Closing or in the stock price of Cibus, Inc. following closing may make the exercise of such options or the Calyxt Common Warrants economically viable. In the event that holders exercise such stock options or the Calyxt Common

Warrants, such exercises would have the effect of diluting the anticipated post-Closing ownership of Cibus, Inc. for both Calyxt Stockholders and Cibus Unitholders.

Failure to complete the Mergers may result in either Calyxt, Inc. or Cibus Global paying a termination fee to the other party and could significantly harm the market price of Calyxt Common Stock and negatively affect the future business and operations of each company.

If the Mergers are not completed and the Merger Agreement is terminated under certain circumstances, Cibus Global may be required to pay Calyxt, Inc. a termination fee of $1.0 million and reimburse Calyxt, Inc.’s expenses up to a maximum of $500,000, and Calyxt, Inc. may be required to pay Cibus Global a termination fee of $1.0 million. Even if a termination fee or reimbursement of expenses of the other party are not payable in connection with a termination of the Merger Agreement, each of Calyxt, Inc. and Cibus Global will have incurred significant fees and expenses, which must be paid whether or not the Mergers are completed.

In addition, if the Merger Agreement is terminated and either the Calyxt Board or Cibus Board determines to seek another business combination, there can be no assurance that either Calyxt or Cibus will be able to find a partner and close an alternative transaction on terms that are as favorable or more favorable than the terms set forth in the Merger Agreement.

Failure to complete the Mergers under certain circumstances may result in the Interim Funding being forgiven and Cibus and the Cibus Unitholders will lose the benefit from any funds that have been made available to Calyxt prior to termination.

If the Mergers are not completed and the Merger Agreement is terminated other than under certain circumstances, the outstanding balance of all amounts loaned by Cibus Global to Calyxt, Inc. under the Interim Funding will be forgiven in full by Cibus Global. As a result, Calyxt, Inc. will be entitled to retain all such funds and those amounts will be a loss to Cibus Global and, indirectly, the Cibus Unitholders. Whereas, if the Mergers are completed, and all amounts loaned by Cibus Global under the Interim Funding are forgiven by Cibus Global after the Closing, Cibus Unitholders will indirectly benefit from all such amounts as stockholders of Cibus, Inc.

Any delay in the Closing may increase the likelihood that Calyxt, Inc. is required to borrow more funds from Cibus Global under the Interim Funding, up to the maximum amount permitted under the Merger Agreement.

The Merger Agreement and the issuance of Shares to Cibus Unitholders pursuant to the Merger Agreement must be approved by Calyxt Stockholders, and the Merger Agreement and the Mergers must be approved by the Cibus Unitholders and the equityholders of the Blockers. Failure to obtain these approvals would prevent the Closing.

Before the Mergers can be completed, the Calyxt Stockholders must approve, among other things, the issuance of Shares to Cibus Unitholders pursuant to the Merger Agreement, and Cibus Unitholders and the equityholders of the Blockers must each adopt the Merger Agreement and approve the Cibus Merger and Blocker Mergers, respectively, as well as the other Transactions. Failure to obtain the required Calyxt Stockholder, Cibus Unitholder and Blocker equityholder approvals may result in a material delay in, or the abandonment of, the Mergers. Any delay in completing the Mergers may materially adversely affect the timing and benefits that are expected to be achieved from the Mergers.

The Mergers may be completed even though certain events may occur prior to the Closing that materially and adversely affect Calyxt or Cibus.

The Merger Agreement provides that either Calyxt or Cibus can refuse to complete the Mergers if there is a material adverse effect on the other party between the date of the Merger Agreement and the Closing. However, certain types of changes do not permit either party to refuse to complete the Mergers, even if such change could be said to have a material adverse effect on Calyxt or Cibus, including:

•	general business or economic conditions generally affecting the industry in which Cibus or Calyxt and their respective subsidiaries operate;

•

acts of war, the outbreak or escalation of armed hostilities, acts of terrorism (including cyberterrorism), earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19) and related or associated epidemics, disease outbreaks and any governmental or industry responses thereto (including quarantine restrictions);

•	changes in financial, banking, securities markets, or general economic, regulatory, legislative or political conditions (including changes in interest or exchange rates);

•	any change in, or any compliance with or action taken for the purpose of complying with, any appliable law or GAAP (or interpretations of any applicable law or GAAP);

•	effects resulting from the announcement of the Merger Agreement or the pendency of the Transactions;

•

the failure of Cibus to meet internal expectations or projections or the results of operations of Cibus in and of itself (it being understood, however, that any effect causing or contributing to such failure may be taken into account in determining whether a material adverse effect on Cibus has occurred, unless such effects are otherwise excepted elsewhere); or

•	effects resulting from the taking of any action required to be taken by the Merger Agreement.

If material adverse effects occur and Calyxt, the Blockers and Cibus still complete the Mergers, the market price of the Cibus, Inc. Class A Common Stock may suffer. This in turn may reduce the value of the Mergers to the Calyxt Stockholders, Cibus Unitholders or both.

Some Calyxt, Inc. and Cibus Global executive officers and directors have interests in the Mergers that are different from the Calyxt Stockholders and Cibus Unitholders and that may influence them to support or approve the Mergers without regard to the interests of the Calyxt Stockholders and Cibus Unitholders.

Certain executive officers and directors of Calyxt, Inc. and Cibus Global participate in arrangements that provide them with interests in the Mergers that are different from the interests of the Calyxt Stockholders and Cibus Unitholders, including, among others, severance benefits, the acceleration of equity vesting and continued indemnification. The compensation arrangements with Calyxt, Inc.’s executive officers and directors, as well as the interests of those individuals in the Mergers, are discussed in greater detail in the sections entitled “The Mergers—Interests of Calyxt, Inc. Directors and Executive Officers in the Mergers” and “Calyxt, Inc. Executive Compensation—Director Compensation” beginning on pages 145 and 290, respectively, of this proxy statement/prospectus. The compensation arrangements with Cibus Global executive officers and managers, as well as the interests of those individuals in the Mergers, are discussed in greater detail in the sections entitled “The Mergers—Interests of Cibus Global Directors and Executive Officers in the Mergers” and “Cibus Global Executive Compensation—Cibus Global Director Compensation” beginning on pages 307 and 313, respectively, of this proxy statement/prospectus.

Rory Riggs, Peter Beetham, Ph.D., Mark Finn, Jean-Pierre Lehmann, Gerhard Prante, Ph.D. and Keith Walker, Ph.D., who currently serve on the Cibus Board will become members of the Cibus, Inc. Board following the Mergers. Further, Rory Riggs, Cibus Global’s Chief Executive Officer and Chair, will become Cibus, Inc.’s Chief Executive Officer and Chair following the Mergers; Peter Beetham, Ph.D., Cibus Global’s President and Chief Operating Officer, will become Cibus, Inc.’s President and Chief Operating Officer following the Mergers; Greg Gocal, Ph.D., Cibus Global’s Chief Scientific Officer and Executive Vice President, will become Cibus, Inc.’s Chief Scientific Officer and Executive Vice President following the Mergers; and Wade King, M.D., Cibus Global’s Chief Financial Officer, will become Cibus, Inc.’s Chief Financial Officer following the Mergers.

Additionally, certain Cibus Global executive officers and directors, in the event they hold Cibus Global membership units qualifying them as a Top 99 Holder, will have the right to elect to receive Up-C Units in exchange for a portion of their Cibus Units (up to a maximum of 95%). To the extent such Cibus Global executive officers and directors elect to receive Up-C Units, they will be entitled to certain benefits pursuant to the Tax Receivable Agreement, Exchange Agreement and Registration Rights Agreement. This right is not available to Cibus Unitholders who are not Top 99 Holders. The election rights of Cibus Unitholders are discussed in greater detail in the sections entitled “The Mergers—Merger Consideration” beginning on page 162 of this proxy statement/prospectus.

These interests, among others, may influence the executive officers and directors of Calyxt, Inc. and Cibus Global to support or approve the Mergers. For more information concerning the interests of Calyxt, Inc.’s and Cibus Global’s respective executive officers and directors, see the sections entitled “The Mergers—Interests of Calyxt, Inc. Directors and Executive Officers in the Mergers” and “The Mergers—Interests of Cibus Global Directors and Executive Officers in the Mergers” beginning on pages 145 and 155, respectively, of this proxy statement/prospectus.

The market price of the Class A Common Stock following the Mergers may decline as a result of the Mergers.

The market price of the Class A Common Stock may decline as a result of the Mergers for a number of reasons, including if:

•	investors react negatively to the prospects of the Combined Company’s product candidates, business and financial condition following the merger;

•	the effect of the Mergers on the Combined Company’s business and prospects is not consistent with the expectations of financial or industry analysts; or

•	the Combined Company does not achieve the perceived benefits of the Mergers as rapidly or to the extent anticipated by financial or industry analysts.

Calyxt Stockholders and Cibus Unitholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the Combined Company following the Closing as compared to their current ownership and voting interest in the respective companies.

If the Mergers are completed, the current Calyxt Stockholders and Cibus Unitholders will own a smaller percentage of the Combined Company than their ownership in their respective companies prior to the Mergers. Based on the capitalization of Calyxt and Cibus, the Calyxt Stockholders would be expected to own approximately 5.0% of the Shares immediately post-Closing, on a Fully-Exchanged Basis, and Cibus Unitholders would be expected to own approximately 95.0% of the issued and outstanding Shares immediately post-Closing, on a Fully-Exchanged Basis, in each case, subject to dilution in connection with any Dilutive Issuances.

Raising additional capital may cause dilution to Cibus, Inc.’s stockholders, restrict the Combined Company’s operations or require the Combined Company to relinquish rights to its technologies or product candidates.

Until such time, if ever, as the Combined Company can generate substantial revenues from product sales, the Combined Company expects to finance its cash needs through a combination of public and private equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. The Combined Company does not currently have any committed external source of funds following the Closing. The terms of any financing may adversely affect the holdings or the rights of Cibus, Inc.’s stockholders and the issuance of additional securities, whether equity or debt, by Cibus, Inc., or the possibility of such issuance, may cause the market price of the Class A Common Stock to decline. To the extent that Cibus, Inc. raises additional capital through the sale of equity or convertible debt securities, the ownership interest of Cibus, Inc.’s stockholders will be diluted, and the terms of those securities may include liquidation or other preferences that adversely affect the rights of such stockholders. Debt financing and preferred equity financing, if available, would increase the Combined Company’s fixed payment obligations and may involve agreements that include covenants limiting or restricting the

Combined Company’s operations and ability to take specific actions, such as incurring additional debt, making acquisitions, engaging in acquisition, merger or collaboration transactions, selling or licensing the Combined Company’s assets, making capital expenditures, redeeming its stock, making certain investments, declaring dividends or other operating restrictions that could adversely impact the Combined Company’s ability to conduct its business. The Combined Company could also be required to meet certain milestones in connection with debt financing and the failure to achieve such milestones by certain dates may force the Combined Company to relinquish rights to some of its technologies or product candidates or otherwise agree to terms unfavorable to the Combined Company which could have a material adverse effect on the Combined Company’s business, operating results and prospects. The Combined Company also could be required to seek funds through arrangements with collaborators or otherwise at an earlier stage than otherwise would be desirable. If the Combined Company raises funds through additional collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, the Combined Company may have to relinquish valuable rights to its intellectual property, future revenue streams, discovery programs or product candidates, grant licenses on terms that may not be favorable to the Combined Company or grant rights to develop and market product candidates that the Combined Company would otherwise prefer to develop and market itself, any of which may have a material adverse effect on the Combined Company’s business, operating results and prospects.

During the pendency of the Mergers, Calyxt and Cibus may not be able to enter into a business combination with another party on more favorable terms because of restrictions in the Merger Agreement, which could adversely affect their respective business prospects.

Covenants in the Merger Agreement impede the ability of Calyxt and Cibus to make acquisitions during the pendency of the Mergers, subject to specified exceptions. As a result, if the Mergers are not completed, the parties may be at a disadvantage to their competitors during such period. In addition, while the Merger Agreement is in effect, each party is generally prohibited from directly or indirectly soliciting, initiating or knowingly encouraging, inducing or facilitating the communication, making, submission or announcement of any acquisition proposal or acquisition inquiry by a third party or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry by a third party, including a merger, sale of assets or other business combination, subject to specified exceptions. Any such transactions could be favorable to such party’s stockholders or unitholders, but the parties may be unable to pursue them. For more information, see the section entitled “The Merger Agreement—No Solicitation” beginning on page 177 of this proxy statement/prospectus.

Certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the Transactions.

The terms of the Merger Agreement prohibit each of Calyxt, Inc. and Cibus Global from soliciting alternative takeover proposals or cooperating with persons making unsolicited takeover proposals, except in limited circumstances when the Calyxt Board determines in good faith, after consultation with Calyxt, Inc.’s outside financial advisors and outside legal counsel, constitutes, or would be reasonably likely to result in, a superior takeover proposal and that the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of the Calyxt Board under applicable law. Any such transactions could be favorable to Calyxt Stockholders or Cibus Unitholders, as applicable. In addition, if Calyxt, Inc. terminates the Merger Agreement under certain circumstances, including terminating because of a decision of the Calyxt Board to enter into a definitive agreement with respect to a superior takeover proposal, Calyxt, Inc. would be required to pay a termination fee of $1.0 million to Cibus Global. This termination fee described above may discourage third parties from submitting alternative takeover proposals to Calyxt, Inc. or Calyxt Stockholders, and may cause the Calyxt Board to be less inclined to recommend an alternative takeover proposal.

Because the lack of a public market for Cibus Units makes it difficult to evaluate the value of Cibus Units and Cibus Warrants, the Cibus Unitholders may receive Shares in the Mergers that have a value that is less than, or greater than, the fair market value of Cibus Units or Cibus Warrants.

The outstanding Cibus Units and Cibus Warrants are privately held and are not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of Cibus Units or Cibus

Warrants. Because the percentage of the Shares to be issued to Cibus Unitholders was determined based on negotiations between the parties, it is possible the value of the Shares to be received by Cibus Unitholders will be less than the fair market value of Cibus Units or Cibus Warrants, or the value of the Shares to be received by Cibus Unitholders may be more than the aggregate fair market value of Cibus Units or Cibus Warrants.

If the conditions to the Mergers are not satisfied or waived, the Mergers will not occur.

Even if the Transactions are approved by the Calyxt Stockholders, the equityholders of the Blockers and the Cibus Unitholders, certain other specified conditions set forth in the Merger Agreement must be satisfied or, to the extent permitted by applicable law, waived to complete the Mergers, including approval from Nasdaq to maintain the listing of the Calyxt Common Stock, as Class A Common Stock, on Nasdaq following the Mergers and the listing of the Class A Common Stock being issued in the Mergers. These conditions are set forth in the Merger Agreement and each material condition to the completion of the Mergers is described in the section entitled “The Merger Agreement—Conditions to the Completion of the Mergers” beginning on page 173 of this proxy statement/prospectus. Calyxt and Cibus cannot assure you that all of the conditions will be satisfied or waived. If the conditions are not satisfied or waived, the Mergers will not occur or will be delayed, and Calyxt and Cibus each may lose some or all of the intended benefits of the Mergers as a result.

The Cibus Merger may fail to qualify as a transaction described under Section 351 of the Code for U.S. federal income tax purposes, resulting in recognition of taxable gain or loss by Cibus Participants in respect of their Cibus Global interests.

The parties intend for the Cibus Merger to be treated for U.S. federal income tax purposes as a tax-free exchange under Section 351 of the Code. Assuming that the Cibus Merger so qualifies, Cibus Participants that receive solely shares of Class A Common Stock in the Transactions will generally not recognize gain or loss upon the exchange of their Cibus Units or Cibus Warrants for shares of Class A Common Stock pursuant to the Cibus Merger, except to the extent that the Cibus Participant’s allocable share of Cibus’ liabilities exceeds the Cibus Participant’s tax basis in its Cibus Units or Cibus Warrants exchanged for Class A Common Stock. However, as discussed further in the section entitled “The Mergers—Material U.S. Federal Income Tax Consequences of the Cibus Merger” the requirements for non-recognition under such Code section is complex, and qualification under Section 351 of the Code could be adversely affected by events that are beyond the parties control. Moreover, there could be technical uncertainties as to whether the Cibus Merger qualifies for such intended tax treatment. If the Cibus Merger does not meet the requirements of Section 351 of the Code, the exchange of Cibus Units or Cibus Warrants for Class A Common Stock would be a fully taxable transaction for U.S. federal income tax purposes and Cibus Participants generally would recognize taxable gain or loss on the respective consideration for Cibus Units or Cibus Warrants that they receive in connection with the Cibus Merger. Neither Cibus nor Calyxt has requested, or intends to request, a ruling from the IRS with respect to the U.S. federal income tax consequences of the Cibus Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position to the contrary. Each Cibus Unitholder and holder of Cibus Warrants is urged to consult with his, her or its own tax advisor with respect to the tax consequences of the Transactions.

Lawsuits have been filed, and additional lawsuits may be filed in the future, against Calyxt, Inc. and the members of the Calyxt Board arising out of the Transactions, which may delay or prevent the Closing of the Transactions.

In March 2023, complaints were filed in each of the Court of Chancery for the State of Delaware and in the U.S. District Court for District of Minnesota against Calyxt, Inc. and the members of the Calyxt Board. Additional putative stockholder complaints, including stockholder class action complaints, and other complaints may be filed against Calyxt, Inc., the Calyxt Board, Cibus Global, and/or the Cibus Board in connection with the Transactions contemplated by the Merger Agreement. The outcome of litigation is uncertain, and Calyxt, Inc. and Cibus Global may not be successful in defending against any such future claims. Lawsuits that may be filed against Calyxt, Inc., the Calyxt Board, Cibus Global, and/or the Cibus Board could delay or prevent the merger, divert the attention of the management teams and employees of Calyxt, Inc. and Cibus Global from day-to-day business and otherwise adversely affect the business and financial condition of Calyxt, Inc., Cibus Global or the Combined Company.

Risks Related to the Reverse Stock Splits

The Reverse Stock Splits could result in a significant devaluation of Calyxt’s market capitalization and the trading price of Calyxt Common Stock.

Although Calyxt expects that the Reverse Stock Splits will result in an increase in the market price of Calyxt Common Stock, Calyxt cannot assure stockholders that the Reverse Stock Splits, if implemented, will increase the market price of Calyxt Common Stock in proportion to the reduction in the number of shares of Calyxt Common Stock outstanding or result in a permanent increase in the market price. Accordingly, the total market capitalization of Calyxt Common Stock after either or both of the Reverse Stock Splits may be lower than the total market capitalization before such Reverse Stock Splits and, in the future, the market price of Calyxt Common Stock following such Reverse Stock Splits may not exceed or remain higher than the market price prior to the corresponding Reverse Stock Split.

The effect the Reverse Stock Splits may have upon the market price of Calyxt Common Stock cannot be predicted with any certainty. The market price of Calyxt Common Stock is dependent on many factors, including Calyxt’s business and financial performance, general market conditions, prospects for future success and other factors detailed from time to time in the reports Calyxt, Inc. files with the SEC.

The Reverse Stock Splits may result in some stockholders owning “odd lots” that may be more difficult to sell or require greater transaction costs per share to sell.

The Reverse Stock Splits may result in some stockholders owning “odd lots” of less than 100 shares of Calyxt Common Stock on a post-split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell, than shares in “round lots” of even multiples of 100 shares.

The Reverse Stock Splits may not generate additional investor interest.

While the Calyxt Board believes that a higher stock price may help generate investor interest, there can be no assurance that the Reverse Stock Splits will result in a per share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds. As a result, the trading liquidity of Calyxt Common Stock may not necessarily improve.

The Reverse Stock Splits may not increase the price of the Class A Common Stock over the long term.

One of the purposes of the Reverse Stock Splits is to increase the per share market price of the Calyxt Common Stock and, if the Mergers are consummated, the per share market price of the Class A Common Stock of Cibus, Inc. It cannot be assured, however, that the Reverse Stock Splits will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of Calyxt Common Stock will proportionally increase the per share market price of Calyxt Common Stock, it cannot be assured that the Reverse Stock Splits will increase the per share market price of Calyxt Common Stock by a multiple of the ratios of the Reverse Stock Splits or, if the Mergers are consummated, result in any permanent or sustained increase in the per share market price of the Class A Common Stock, which will be dependent upon many factors, including the Combined Company’s business and financial performance, general market conditions and prospects for future success. Thus, while the price of the Class A Common Stock might meet the continued listing requirements for Nasdaq initially, it cannot be assured that it will continue to do so.

The Reverse Stock Splits may decrease the liquidity of the Class A Common Stock.

Although the Calyxt Board believes that the anticipated increase in the per share market price of the Calyxt Common Stock and subsequently the Cibus, Inc. Class A Common Stock as a result of the Reverse Stock Splits could encourage interest in the Calyxt Common Stock and subsequently the Class A Common Stock and possibly promote greater liquidity for stockholders of thereof, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Reverse Stock Splits. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the Calyxt Common Stock and subsequently the Class A Common Stock.

Should the market price of the Calyxt Common Stock or the Class A Common Stock decline after the Reverse Stock Splits, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the Reverse Stock Splits. The Reverse Stock Splits may be viewed negatively by the market and, consequently, may lead to a decrease in the Cibus, Inc. overall market capitalization. If the per share market price does not increase in proportion to the exact ratios of the Reverse Stock Splits, then the value of the Combined Company, as measured by its stock capitalization, will be reduced. In some cases, the per share market price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the Calyxt Common Stock and subsequently the Class A Common Stock will remain the same after the Reverse Stock Splits are effected, or that the Reverse Stock Splits will not have an adverse effect on the price of the Calyxt Common Stock or the Class A Common Stock due to the reduced number of outstanding shares after the Reverse Stock Splits.

The Calyxt Board will determine the ratio of the Subsequent Reverse Stock Split in its discretion and may consider a variety of factors in making its determination.

If Proposal No. 4 is approved by Calyxt Stockholders, Calyxt, Inc. intends to effect the Subsequent Reverse Stock Split of its issued Calyxt Common Stock by a ratio of not less than 1-to-2 and not greater than 1-to-10, or any whole number in between. If Proposal Nos. 1 and 2 are approved, the exact ratio of the Subsequent Reverse Stock Split will be determined in the discretion of the Calyxt Board in consultation and cooperation with Cibus Global prior to the Effective Time of the Subsequent Reverse Stock Split, in accordance with the terms set forth in Proposal No. 4. If Proposal Nos. 1 and 2 are not approved or the Mergers are not consummated, the Calyxt Board may elect to proceed with the Subsequent Reverse Stock Split even in the absence of completion of the Mergers, and the exact ratio of the Subsequent Reverse Stock Split will be determined by the Calyxt Board.

One of the purposes of the Reverse Stock Splits is to increase the per share market price of Calyxt Common Stock. In addition, the Calyxt Board believes a higher stock price may help generate investor interest in Calyxt. Therefore, the Calyxt Board may consider additional factors in determining to approve a Subsequent Reverse Stock Split ratio in an attempt to achieve a higher price per share. Such additional factors may include the historical trading price and trading volume of Calyxt Common Stock; the then prevailing trading price and trading volume of Calyxt Common Stock, including as a result of the Initial Reverse Stock Split, and the anticipated impact of the Reverse Stock Splits on the trading market for Calyxt Common Stock; the anticipated impact of the Reverse Stock Splits on Calyxt’s ability to raise additional financing; and prevailing general market and economic conditions. For more information on the factors that may be considered in determining the Subsequent Reverse Stock Split ratio, see “Proposal No. 4: Approval of an amendment to the Calyxt Certificate of Incorporation to effect the Subsequent Reverse Stock Split at the discretion of the Calyxt Board.”

Risks Related to Calyxt

There is no assurance that the Mergers will be completed in a timely manner or at all. If the Mergers are not consummated, Calyxt’s business could suffer materially and its stock price could decline.

The Closing is subject to a number of closing conditions, including the approval by Calyxt Stockholders of the issuance of Shares pursuant to the Merger Agreement and other customary closing conditions. If the conditions are not satisfied or waived, the Mergers will not occur or will be delayed.

If the Mergers are not consummated, Calyxt may be subject to a number of material risks, and Calyxt’s business and stock price could be adversely affected, as follows:

•	Calyxt has incurred and expects to continue to incur significant expenses related to the Mergers even if the Mergers are not consummated;

•	Calyxt could be obligated to pay Cibus a termination fee of up to $1.0 million under certain circumstances pursuant to the Merger Agreement;

•	the market price of Calyxt Common Stock may decline to the extent that the current market price reflects a market assumption that the Mergers will be completed; and

•	Calyxt may not be able to pursue an alternate merger or other strategic transaction if the Transactions with Cibus are not completed.

If the Mergers are not completed, the Calyxt Board may decide to pursue a liquidation and dissolution of Calyxt. In such an event and in light of Calyxt’s current capital resource constraints, it is unlikely that substantial resources would be available for distributions to stockholders.

While Calyxt has entered into the Merger Agreement with Cibus, the Closing may be delayed or may not occur at all, and there can be no assurance that the Mergers, if completed, will deliver the anticipated benefits Calyxt expects or enhance stockholder value. If the Mergers are not completed and the Merger Agreement is terminated under certain circumstances, Calyxt may be required to pay Cibus a termination fee of $1.0 million. Even if a termination fee is not payable in connection with a termination of the Merger Agreement, Calyxt will have incurred significant fees and expenses, which must be paid whether or not the merger is completed. Further, beginning at the earlier of March 15, 2023 and the date Calyxt’s unrestricted cash balance first drops below $1.5 million, Calyxt can request, and Cibus has agreed to provide, the Interim Funding. Calyxt made an initial draw under the Interim Funding on March 15, 2023 and an additional draw on March 30, 2023. While the outstanding balance of the Interim Funding will be reduced to zero in connection with the Closing, if the Merger Agreement is terminated under certain circumstances, any portion of the Interim Funding that has been drawn would become due and payable.

If for any reason the Mergers are not completed, the Calyxt Board may elect to, among other things, attempt to complete another strategic transaction, attempt to sell or otherwise dispose of the various assets of Calyxt, or seek to continue to operate Calyxt’s business. Any of these alternatives would be costly and time-consuming and would require that Calyxt obtain additional near-term funding. Calyxt expects that it would be difficult to secure such funding in a timely manner, on favorable terms or at all. Further, in each of the foregoing scenarios, the failure to complete the Mergers may result in negative publicity and a negative impression of Calyxt in the investment community, could significantly harm the market price of Calyxt Common Stock, may affect Calyxt’s relationship with employees, customers and potential customers and other partners in the business community, and may make further impede the ability to raise additional financing.

Calyxt cautions that it is unlikely that Calyxt will be able to obtain additional financing or to find a new strategic partner. If a new strategic partner were identified, Calyxt can provide no assurance that it would be able to close an alternative transaction on terms that are at least as favorable as the terms set forth in the Merger Agreement. Accordingly, there is significant risk that such alternatives, if any, may not be successfully consummated, if pursued. To the extent that Calyxt seeks and is able to raise additional capital through the sale of equity or convertible debt securities, Calyxt Stockholders’ ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect their rights as a Calyxt Stockholder. Debt financing or preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Calyxt’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Calyxt raises funds through strategic transactions or commercial or licensing arrangements with third parties, Calyxt may have to relinquish valuable rights to its intellectual property, technologies, future revenue streams or product candidates or to grant licenses on terms that may not be favorable to it. Even if consummated, it is unlikely that any such transaction will fully address

Calyxt’s current capital resource constraints and liquidity challenges, and Calyxt may need to significantly delay or further scale back operations beyond its already narrowly focused operational activities. In such circumstances, the Calyxt Board may decide that it is in the best interests of the Calyxt Stockholders to dissolve the company and liquidate its assets.

If the Mergers are not completed, the Calyxt Board may decide that it is in the best interests of the Calyxt Stockholders to dissolve the company and liquidate its assets. In that event, the amount of cash, if any, available for distribution to the Calyxt Stockholders would depend on the timing of such decision and the timing of such liquidation since the amount of cash available for distribution continues to decrease as Calyxt funds its operations and incurs fees and expenses related to the Mergers, including pursuant to the Interim Funding. In addition, if the Calyxt Board were to approve and recommend, and the Calyxt Stockholders were to approve, a dissolution of Calyxt, it would be required under the DGCL to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to the Calyxt Stockholders. As a result of this requirement, a portion of Calyxt’s assets may need to be reserved pending the resolution of such obligations. In addition, Calyxt may be subject to litigation or other claims related to a liquidation and dissolution of the company. If a liquidation and dissolution were pursued, the Calyxt Board, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, in such a circumstance and in light of Calyxt’s current capital resources, it is highly unlikely that substantial resources, if any, would be available for distributions to stockholders. Calyxt Stockholders would likely lose all or a significant portion of their investment.

Calyxt has engaged in cost reduction and other cash-focused measures, which may result in challenges in managing its business and executing on its business strategy while successfully completing the Mergers.

In light of Calyxt’s capital resource constraints in recent quarters, management has implemented cost reduction and other cash-focused measures, including reduction of capital expenditures, headcount reductions, and renegotiation or termination of professional services agreements. To conserve cash, Calyxt has also strategically evaluated its arrangements with suppliers and service providers and has, in several instances, transitioned such relationships to lower cost alternative providers.

During the course of discussions with Cibus regarding, and following the execution of, the Merger Agreement, Calyxt has further streamlined and focused its business activities on preserving cash sufficient to achieve a closing of the Mergers. Accordingly, Calyxt has taken additional steps to reduce its operating expenses and has focused its continuing operations on scaling production of its Plant Cell Matrix™ with its manufacturing partner, licensing efforts with respect to its PlantSpring™ technology and plant traits and continuing to progress its three key customer projects.

Calyxt’s cost reduction measures have included headcount reductions, which result in the loss of institutional knowledge and expertise as well as reallocations and combinations of certain roles and responsibilities, in each case, which could adversely affect Calyxt’s operations. As of January 31, 2023, Calyxt had 28 full-time employees, of which ten are within Calyxt’s administrative, legal and finance functions. Calyxt’s ability to continue its day-to-day operations and to successfully complete the Mergers depends in large part on its ability to retain certain remaining personnel. Despite Calyxt’s efforts to retain employees, one or more key employees could terminate their employment with Calyxt on short notice. The loss of the services of certain employees could potentially harm Calyxt’s ability to consummate the Mergers, to continue its day-to-day business operations, including the progression of its key customer projects, or to fulfill its reporting obligations as a Nasdaq-listed public company.

If for any reason the Mergers are not completed and the Calyxt Board seeks to continue to operate Calyxt’s business, Calyxt will face challenges resulting from its streamlined personnel, who will need to continue to implement Calyxt’s managerial, operational, and financial systems, manage its facilities, and progress customer projects and licensing efforts. As a result, Calyxt’s management may need to divert a disproportionate amount of its attention away from Calyxt’s day-to-day strategic and operational activities and devote a substantial amount of time to managing organizational changes. Further, cash-focused headcount reduction measures may yield unintended consequences, such as attrition beyond Calyxt’s intended reduction in headcount and reduced employee morale. In addition, reductions in the size of Calyxt may result in employees who were not affected by the reductions in headcount seeking alternate employment. The loss of the services of certain employees could potentially harm Calyxt’s ability to continue its day-to-day business operations, including the progression of its key customer projects, or to fulfill its reporting obligations as a Nasdaq-listed public company.

In addition, cost reduction and cash-focused measures that Calyxt has undertaken may result in weaknesses in Calyxt’s infrastructure and operations, an inability to effectively execute on customer acquisition and business development efforts, loss of business opportunities, reduced productivity among remaining employees, and challenges in complying with legal and regulatory requirements.

If the Mergers are not consummated, the negative events referred to above would have a material adverse impact on Calyxt’s business, operations, reputation, and long-term viability. Moreover, negative publicity associated with such cost-reduction activities and Calyxt’s failure to consummate the Mergers could adversely affect Calyxt’s relationships with its suppliers, service providers, customers and potential customers, employees, and other third parties, which in turn could further adversely affect its operations and financial condition.

The issuance of Shares to Cibus Global equityholders in the Transactions will dilute substantially the voting power of Calyxt Stockholders.

If the Mergers are completed, each outstanding equity interest in Cibus Global will be converted into the right to receive a number of Shares equal to the exchange ratios determined pursuant to the Merger Agreement. Immediately following the Transactions, pre-Closing Calyxt Stockholders are expected to own approximately 5.0% of the issued and outstanding Shares, on a Fully-Exchanged Basis, and pre-Closing holders of Cibus Global membership units and Cibus Warrants are expected to own approximately 95.0% of the issued and outstanding Shares, on a Fully-Exchanged Basis, in each case, subject to dilution in connection with any Dilutive Issuances. Accordingly, the issuance of Shares to Cibus Global equity holders in the Transactions will reduce significantly the relative voting power of each share of Calyxt Common Stock, which are to remain outstanding as Class A Common Stock in connection with the Mergers, held by current Calyxt Stockholders. Consequently, Calyxt Stockholders as a group will have significantly less influence over the management and policies of the Combined Company after the Mergers than prior to the Mergers.

If the Combined Company is unable to realize the strategic and financial benefits currently anticipated from the Mergers, the Calyxt Stockholders will have experienced substantial dilution of their ownership interests without receiving the expected commensurate benefit, or receiving only part of the commensurate benefit to the extent the combined organization is able to realize only part of the expected strategic and financial benefits currently anticipated from the Mergers.

The pendency of the Mergers could have an adverse effect on the trading price of Calyxt Common Stock and Calyxt’s business, financial condition, results of operations or business prospects.

The pendency of the Mergers could disrupt Calyxt’s businesses in the following ways, including:

•	the attention of Calyxt’s management may be directed toward the Closing and related matters and may be diverted from the day-to-day business operations; and

•	third parties may seek to terminate or renegotiate their relationships with Calyxt as a result of the Mergers, whether pursuant to the terms of their existing agreements with Calyxt or otherwise.

Should they occur, any of these matters could adversely affect the trading price of Calyxt Common Stock or harm Calyxt’s financial condition, results of operations or business prospects.

Risks Related to Calyxt’s Financial Position and Need for Additional Capital

If the Mergers are not completed, Calyxt’s ability to continue as a going concern will depend on its ability to obtain additional near-term financing, which may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or cease operations.

As of December 31, 2022, Calyxt had $3.4 million of cash and cash equivalents. Calyxt’s net loss was $16.9 million for the fiscal year ended December 31, 2022, and it used $19.4 million of cash for operating activities for the fiscal year ended December 31, 2022.

Calyxt has incurred losses since its inception. If the Mergers are not completed and Calyxt does not pursue a liquidation and dissolution or an alternative strategic transaction, Calyxt expects to continue to incur significant expenses and operating losses for the next several years.

In light of Calyxt’s capital resource constraints in recent quarters, management has implemented cost reduction and other cash-focused measures to manage liquidity, including reduction of capital expenditures, headcount reductions, and renegotiation or termination of professional services agreements. To conserve cash, Calyxt has also strategically evaluated its arrangements with suppliers and service providers and has, in several instances, transitioned such relationships to lower cost alternative providers. During the course of discussions with Cibus regarding, and following the execution of, the Merger Agreement, Calyxt has streamlined and focused its business activities on preserving cash sufficient to achieve the Closing. In light of these efforts, and taking into account the available Interim Funding from Cibus, Calyxt believes it has sufficient cash to fund operations through the end of the second quarter of 2023.

If the Mergers are not completed and Calyxt does not pursue a liquidation and dissolution, its ability to continue as a going concern will depend on its ability to obtain near-term additional public or private equity or debt financing, obtain government or private grants and other similar types of funding, attain further operating efficiencies, and to further reduce or contain expenditures. If Calyxt were unable to raise additional capital in the near term and in a sufficient amount, it would likely need to implement increasingly stringent cost saving measures and significantly delay, scale back, or cease operations, in part or in full. Accordingly, Calyxt’s management has concluded there is substantial doubt regarding its ability to continue as a going concern.

If Calyxt were able to raise additional funds through the issuance of additional debt or equity securities in such circumstances, it could result in substantial dilution to Calyxt Stockholders and increased fixed payment obligations, and these securities may have rights senior to those of the Calyxt Common Stock. Any of these events could significantly harm Calyxt’s business, financial condition, and prospects. In light of the current price of Calyxt Common Stock and capital resource constraints, there can be no assurance that a potential financing transaction, if any were available, would be sufficient for Calyxt’s financing needs.

Calyxt currently has no source of material near-term revenue and may never become profitable.

During the course of discussions with Cibus regarding, and following the execution of, the Merger Agreement, Calyxt has streamlined and focused its business activities on preserving cash sufficient to achieve the Closing. Accordingly, Calyxt has taken additional steps to streamline its operations and to reduce its operating expenses. Calyxt has focused its operations on: scaling production of its Plant Cell Matrix™ with its manufacturing partner; licensing efforts with respect to its PlantSpring™ technology and plant traits; and continuing to progress its three key current customer projects—(1) its research collaboration with a leading global food ingredient manufacturer to develop a soybean trait to serve as an alternative to palm oil, (2) its plant-based chemistry pilot project for a major consumer packaged goods company, and (3) supporting late-stage development activities for Calyxt’s improved digestibility alfalfa trait, which was developed with and licensed to S&W Seed Company. While these three projects are important for Calyxt’s overall product development pipeline, none of these projects is expected to generate material revenue in the near term.

There can be no guarantee that the Mergers will be completed within the anticipated timing or at all. If the Mergers are not completed and Calyxt does not pursue a liquidation and dissolution, its ability to continue as a going concern and advance its operations and key products will depend on its ability to obtain in the near-term additional financing. Over the longer term and until Calyxt can generate cash flows sufficient to support its operating capital requirements, it would expect to finance a portion of future cash needs through (i) any remaining cash on hand, (ii) commercialization activities, which may result in various types of revenue streams from (a) future product development agreements and technology licenses, including upfront and milestone payments, annual license fees, and royalties; and (b) product sales from its proprietary BioFactory production system; (iii) government or other third-party funding, (iv) public or private equity or debt financings, (v) the execution of an alternative strategic transaction, or (v) a combination of the foregoing. However, capital generated by commercialization activities, if any, is expected to be received over a period of time and ramping up over the course of several years, with near-term capital potentially unavailable on reasonable terms, if at all.

Calyxt has a limited operating history, which makes it difficult to evaluate its current business and prospects and to assess its future viability.

Calyxt is an early-stage synthetic biology company with a limited operating history that to date has been focused primarily on R&D and until October 2021 was pursuing prior go-to-market strategies. Calyxt’s operating results for periods prior to October 2021 reflect results under its prior go-to-market strategies, which involved different areas of focus, different cost structures, and different sources of revenues, which, in combination with its limited operating history, may make it difficult to evaluate its current business and prospects and to assess its future viability.

In implementing Calyxt’s current strategic focus on the development of plant-based synthetic biology products, Calyxt encounters risks and difficulties frequently experienced by companies in rapidly developing and changing emergent industries, including challenges in developing products, determining appropriate investments of its limited resources, capital raising, and gaining customers for its novel products and innovations.

Plant-based synthetic biology product development is a highly speculative endeavor. It entails significant upfront R&D investment to scale the BioFactory production system to sufficient levels to support commercialization, and there is significant risk that Calyxt will not be able to scale the BioFactory to these levels, or at all. If the Mergers are not completed and Calyxt does not pursue a liquidation and dissolution, these risks will be exacerbated by Calyxt’s limited capital resources.

To commercialize its products, Calyxt must be successful in using its PCM structures to produce target molecules at commercial scale and at a commercially viable cost. If Calyxt cannot finance and achieve commercial scale production levels or commercially viable production economics for enough products to support its business plan, including through establishing and maintaining sufficient commercial scale and volume, it will be unable to achieve a sustainable business.

Calyxt’s commercial scale production costs depend on many factors that could have a negative effect on its ability to sell products developed for customers at competitive prices, including its ability to establish and maintain sufficient commercial scale and volume to attract third party contract manufacturing, referred to as infrastructure partners. There can be no assurance that Calyxt will be able to engage infrastructure partners on acceptable terms, including reasonable costs per unit of production, or at all, or to maintain relationships with existing infrastructure partners.

If the Mergers are not completed and Calyxt does not pursue a liquidation and dissolution and Calyxt is unable to achieve these economies of scale and targeted unit commercial production, its revenues, profitability, and financial condition will be adversely affected.

Risks Related to Calyxt’s Business and its Operations

Calyxt’s operational and financial success depends on its ability to successfully deliver synthetic biology solutions for an expanded group of end markets, which is subject to a variety of risks and uncertainties.

Since Calyxt’s inception, it has deployed its technology platform toward delivering plant-based innovations and solutions, primarily to the agriculture end market. In October 2021, Calyxt announced a strategic initiative to focus it on engineering plant-based synthetic biology solutions across an expanded group of end markets, including its initial target end-markets—the cosmeceutical, nutraceutical, and pharmaceutical markets—as well as other potential end markets, including advanced materials and chemical industries, in addition to the agriculture end market. This expanded and diversified focus places significant demands on Calyxt’s management, requires adaptations to its operational infrastructure, and necessitates incremental capital expenditures.

During the course of discussions with Cibus regarding, and following the execution of, the Merger Agreement, Calyxt has streamlined and focused its business activities on preserving cash sufficient to achieve a closing of the Mergers. Accordingly, Calyxt has streamlined its operations and reduced its operating expenses. Calyxt has focused its operations on: scaling production of its Plant Cell Matrix™ with its manufacturing partner; licensing efforts with respect to its PlantSpring™ technology and plant traits; and continuing to progress its three key current customer projects—(1) its research collaboration with a leading global food ingredient manufacturer to develop a soybean trait to serve as an alternative to palm oil, (2) its plant-based chemistry pilot project for a major consumer packaged goods company, and (3) supporting late-stage development activities for Calyxt’s improved digestibility alfalfa trait, which was developed with and licensed to S&W Seed Company.

If the Mergers are not completed and Calyxt does not pursue a liquidation and dissolution, it would need to execute on its business plan with limited capital resources. If Calyxt fails to effectively and efficiently manage and implement its business strategy, if it is unable to differentiate its offerings and capabilities from competitors in the synthetic biology industry, who may have a more established position in the synthetic biology industry, greater financial and operational resources, and other competitive advantages, or if Calyxt is otherwise not successful in marketing its offerings and capabilities to new target customers, its business, financial condition, and results of operations would be adversely impacted. In addition, to the extent Calyxt faces technological and other challenges, including unanticipated costs or delays in the development of compounds intended to be produced using the BioFactory production system, challenges adapting its technology platform for specific customer-driven plant-based chemistry needs, or the inability to effectively or efficiently scale production, its business, financial condition and results of operations would be adversely impacted. The BioFactory production system and Calyxt’s ability to produce plant-based chemistries remain relatively unproven and may not be successful at scale or at all.

Market participants, including customers and potential investors, may be skeptical of the viability and benefits of Calyxt’s PlantSpring technology platform and its BioFactory production system because they are based on a novel approach and the adoption of complex and emerging technologies. There can be no assurance that Calyxt’s technology will be understood, approved, or accepted by customers, regulators, and potential investors or that Calyxt will be able to sell its services and products profitably at competitive prices and with features sufficient to establish demand. If market participants are skeptical of Calyxt’s technology, its ability to raise capital and the value of its common stock may be adversely affected.

Moreover, because of the novelty and complexity of the PlantSpring platform and BioFactory production system, achieving broad commercial success may require that Calyxt overcomes potential customer skepticism regarding its capabilities, particularly in light of the historical challenges of scaling production in the field of synthetic biology. If Calyxt does not achieve the technical specifications required by its customers or successfully manage new product development processes, or if development work is not performed according to schedule, then its revenue growth from new pipeline products may be prevented or delayed, and its business and operating results may be harmed.

In order for novel products from the PlantSpring technology platform and its BioFactory production system to be successfully commercialized, it will be important for Calyxt to establish relationships not only with customers, but also with their suppliers in order to gain visibility into market trends, feature and specification demands, and manufacturing, regulatory, and distribution challenges. If Calyxt is unable to convince potential customers or their suppliers of the value of its synthetic biology products, it will not be successful in entering these markets and its business and results of operations will be adversely affected.

Calyxt faces significant competition and many of its competitors have substantially greater financial, technical, and other resources than Calyxt.

The market for products developed with synthetic biology is highly competitive, and Calyxt faces significant direct and indirect competition in several aspects of its business. See the section of this proxy statement/prospectus entitled “Calyxt Business—Competition.” Many of these competitors have substantially greater financial, technical, marketing, sales, distribution, and other resources than Calyxt. Many competitors engage in ongoing R&D, and technological developments by its competitors could render Calyxt’s technology less competitive or obsolete, resulting in reduced revenues compared to expectations. As a result, Calyxt may be unable to compete successfully against its current or future competitors, which may result in reductions in revenue, reduced margins, and the inability to achieve market acceptance for its products. Calyxt expects to continue to face significant competition.

The synthetic biology industry is still emerging and is characterized by rapid and significant technological changes, frequent new product introductions and enhancements, and evolving industry demands and standards. Calyxt’s success depends on its ability to sign and initiate commercial programs using its customer demand-driven approach to selecting compounds for development and scaling the production of those compounds in its BioFactory production system. To compete, Calyxt’s development activity needs to occur on a timely and cost-effective basis, and it will need to continue to advance its technology. However, in light of Calyxt’s efforts to preserve cash, it has presently suspended non-core activities, such as efforts toward the development and integration of AIML capabilities and the initiation, development and commercialization of additional synthetic biology products, or chemistries, beyond those involved in the continuing operations identified above.

Calyxt’s ability to compete effectively and to achieve commercial success also depends, in part, on its ability to identify and attract customers who contract with it to develop products for use in their production and contracting with those same third parties for the commercialization of those products. Calyxt may not be successful in achieving these factors and any such failure may adversely affect its business, results of operations and financial condition. Moreover, Calyxt’s ability to attract and contract with customers has been hampered by Calyxt’s capital resource constraints and cost reduction efforts.

Due to the lead time involved in developing a product for a customer using Calyxt’s platform, its potential customers will be required to make a number of assumptions and estimates regarding the commercial feasibility of the plant-based chemistry, including assumptions and estimates regarding the demand for those end-products and processes that will utilize the plant-based chemistry developed with Calyxt’s technology, the existence or non-existence of products being simultaneously developed by competitors, potential market penetration and obsolescence, whether planned or unplanned. As a result, it is possible that Calyxt may reach an agreement with a customer who wishes to develop a product that has been displaced by the time of launch, addresses a market that no longer exists or is smaller than previously thought, that end-consumers do not like or otherwise is not competitive at the time of launch, in each case, after the incurrence of significant opportunity costs by Calyxt to develop such a product. In addition, potential customers will be required to make assumptions about Calyxt’s ability to execute on such product development initiatives, including Calyxt’s ability to continue as a going concern through the product development lifecycle.

In certain circumstances, competitors who license Calyxt’s technology could use those technologies to develop their own products that would compete with products commercialized by Calyxt’s agriculturally focused collaboration partners, which may impact its future royalties.

Calyxt also anticipates that competition in the synthetic biology industry will increase in the future as new companies enter the market and new technologies become available. Calyxt’s technology may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of its competitors that are more effective or that enable them to develop and commercialize products more quickly or with lower expense than Calyxt is able to. At the same time, the expiration of patents covering existing technologies reduces the barriers to entry for competitors. If for any reason Calyxt’s technology becomes obsolete or uneconomical relative to competitors’ technologies, this would prevent or limit its ability to generate revenues from the commercialization of its products.

If Calyxt cannot enter into new customer partnerships and successfully execute on the underlying product development projects to bring a customer’s plant-based chemistry to commercial scale production and ultimately sell them the product, its business will be adversely affected.

Calyxt’s approach to product development is customer demand-driven and as a result, its success depends on the number, size, and scope of customer collaborations. Calyxt’s ability to win new business depends on many factors, including its reputation in the market, the differentiation of its PlantSpring technology platform and BioFactory production system relative to alternatives, the pricing and efficiency of its offerings relative to alternatives, its financial stability (including market participants’ expectations about Calyxt’s ability to continue as a going concern), and its technical capabilities. If Calyxt fails to establish a position of strength in any of these factors, its ability to either sign new customer agreements may suffer and this could adversely affect its prospects.

During the course of discussions with Cibus regarding, and following the execution of, the Merger Agreement, Calyxt has streamlined and focused its business activities on preserving cash sufficient to achieve a closing of the Mergers. Accordingly, Calyxt has streamlined its operations and reduced its operating expenses. While licensing efforts with respect to its PlantSpring™ technology and plant traits remains an operational focus, Calyxt’s streamlined workforce and the prioritization of its available resources has substantially limited the number of chemistries being actively pursued by Calyxt. The focus of Calyxt’s management on the Mergers and the uncertainty arising from the Mergers has significantly reduced the number of active projects.

In the course of business development discussions, Calyxt may spend considerable time and money engaging in strategic and feasibility assessments, including understanding the technical specifications of a particular plant-based chemistry, customer concerns and limitations, and the legal or regulatory landscape of a potential program or offering, which may not result in a commercial agreement. Even if an agreement is reached, the resulting relationship may not be successful for many reasons, including Calyxt’s inability to complete the development of a plant-based chemistry to the customers’ specifications or within the customers’ time frames, or unsuccessful development or commercialization of products or processes by its customers. In such circumstances, Calyxt’s revenues from such an agreement might be meaningfully reduced.

Development of new or improved plant-based synthetic biology products that meet customer demand-driven specifications involves risks of failure inherent in the deployment of innovative and complex emerging technologies. Accordingly, if Calyxt or its infrastructure partners experience any significant delays in the development of new products or if new products do not meet customer specifications, its business, operating results, and financial condition would be adversely affected.

Calyxt relies on third parties for at-scale production and other services, and any performance issues by such third parties, or Calyxt’s inability to engage third parties on acceptable terms, may impact Calyxt’s ability to successfully meet its commercial obligations.

Calyxt’s current plan is to contract with third-party infrastructure partners for at-scale production of its PCM structures and for other R&D services. In the third quarter of 2022, Calyxt signed an agreement with its first infrastructure partner, Evologic Technologies GmbH (Evologic), to further develop and scale its PCM structures. Evologic is currently scaling one of Calyxt’ PCM structures.

Although Calyxt intends to provide for audit and/or inspection rights for all infrastructure partners and provides infrastructure partners with protocols regarding the production and handing of its plant-based chemistries, it has limited control over the execution of their activities. Poor execution, failure to follow required protocols or regulatory requirements, or mishandling of the plant-based chemistry by these infrastructure partners could impair success, delay production, cause Calyxt to incur incremental costs, or damage the customer relationship.

Even if Calyxt’s infrastructure partners adhere to protocols, production runs and other R&D activities may fail to succeed for a variety of other reasons. Ultimately, Calyxt remains responsible for ensuring work performed is conducted in accordance with the applicable protocol and standards, and reliance on infrastructure partners does not relieve Calyxt of its responsibilities. Should these infrastructure partners fail to comply with these standards, Calyxt’s ability to develop plant-based chemistries in accordance with customer specifications or in a timely manner could be adversely impacted.

Additionally, if Calyxt is unable to maintain or enter into agreements with infrastructure partners on acceptable terms, or if an engagement is terminated prematurely, it may be unable to conduct or complete research, development, and production in the anticipated manner. For example, establishing and operating infrastructure partner facilities may require Calyxt to make significant capital expenditures, which reduces its cash and places such capital at risk. Also, infrastructure partner agreements may contain terms that commit Calyxt to pay for other costs and amounts incurred or expected to be earned by the plant operators and owners, which can result in contractual liability and losses for it even if it terminates a particular infrastructure partner arrangement or decides to reduce or stop production under such an arrangement. Further, Calyxt cannot be sure that contract manufacturers will be available when it needs their services, that they will be willing to dedicate a portion of their capacity to its projects, or that it will be able to reach acceptable price, delivery, and other terms with the infrastructure partners for the provision of their production services.

If Calyxt’s relationship with any of these infrastructure partners is terminated, it may be unable to enter arrangements with alternative infrastructure partners on commercially reasonable terms, or at all. Switching or adding infrastructure partners can involve substantial cost and require extensive management time and focus. In addition, there is a natural transition period when any new infrastructure partner commences work. As a result, delays may occur, which could materially impact Calyxt’s ability to meet desired development timelines, its achievement of product-related revenues, and profitability.

If Calyxt’s technology licensees are delayed or unsuccessful in their development activities associated with their license of Calyxt technology, Calyxt’s financial results could be affected.

Calyxt’s strategy includes licensing its technology and its historically developed seed-trait product candidates for traditional agriculture to third parties. If Calyxt’s licensees are delayed, are unsuccessful in their development and commercialization efforts, or if they fail to devote sufficient time and resources to support the marketing and selling efforts of products developed using the licenses of Calyxt’s technology, it may not receive milestone and/or royalty payments as expected, and its financial results could be harmed. Further, if these licensee customers fail to market the licensed seed-trait products or products developed with Calyxt’s licensed technology at prices that will achieve or sustain market acceptance for those products, its future royalty revenues could be further harmed. If a product is commercialized by a licensee, its performance may also be impact by numerous risks, including competition from alternative products, product defects, changes in end-consumer demand, changes in law or regulation, or changes in economic conditions. Moreover, licensees have significant discretion in determining the efforts and resources applied to commercializing products utilizing the plant-based chemistries developed by Calyxt, and they may not commit sufficient resources to successfully advance a product candidate or achieve commercial success. Disputes may arise with licensees that cause the delay or termination of commercial contracts for current or future products or that results in costly litigation or arbitration that diverts management attention and resources.

Any outdoor agriculture product development agreements that Calyxt may enter in the future may be delayed or may be unsuccessful, which could adversely affect its financial results.

Calyxt’s strategy permits opportunistically entering into product development arrangements with third parties for the development and commercialization of certain outdoor agriculture seed traits. For example, in 2021, Calyxt announced that it had entered into a research collaboration with a global food ingredient manufacturer based in Asia to develop an improved soybean capable of producing an oil as a commercial alternative to palm oil.

To the extent Calyxt enters into such product development agreements, their success will depend heavily on the efforts and activities of its customer’s commercialization efforts and as a result its ability to achieve milestone payments or generate royalties will not be within its direct control. If an outdoor agriculture product is commercialized by a licensee, its performance may also be impacted by numerous risks, including:

•	adverse weather conditions, natural disasters, crop disease, pests and other natural conditions;

•

climate change that may cause changes in weather patterns and conditions, including changes in rainfall and storm patterns and intensities, water shortages, changes in sea levels, and changes in temperature levels;

•	licensee field trials may be unsuccessful;

•	licensee products, and food containing those products, may fail to meet standards established by third-party non-GMO verification organizations; and

•	the unintended presence of Calyxt’s traits in other products or plants may have a negative effect on the licensee’s operations.

Risks Related to Calyxt’s Intellectual Property

Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to Calyxt, could negatively impact its competitive position.

The patent positions of biotechnology companies and other actors in Calyxt’s fields of business can be highly uncertain and involve complex scientific, legal, and factual analyses. The interpretation and breadth of claims allowed in some patents covering biological compositions may be uncertain and difficult to determine and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, narrowed, or circumvented. Challenges to Calyxt or its licensors’ patents and patent applications, if successful, may result in the denial of it or its licensors’ patent applications or the loss or reduction in their scope. In addition, defending against such challenges may be costly and involve the diversion of significant management time. Accordingly, rights under any of Calyxt or its licensors’ patents may not provide it with enough protection against competitive products or processes and any loss, denial, or reduction in scope of any of such patents and patent applications may have a material adverse effect on its business.

Even if not challenged, Calyxt or its licensors’ patents and patent applications may not adequately protect its product candidates or technology or prevent others from designing their products or technology to avoid being covered by Calyxt or its licensors’ patent claims. If the breadth or strength of protection provided by the patents Calyxt owns or licenses is threatened, it could dissuade companies from partnering with it to develop, and could threaten the ability to successfully commercialize, Calyxt’s product candidates.

If Calyxt or its licensors fail to obtain and maintain patent protection and trade secret protection of its product candidates and technology, it could lose competitive advantage and competition Calyxt faces would increase, reducing any potential revenues and have a material adverse effect on its business.

Calyxt will not seek to protect its intellectual property rights in all jurisdictions throughout the world and it may not be able to adequately enforce its intellectual property rights even in the jurisdictions where it seeks protection.

Filing, prosecuting, and defending patents in all countries and jurisdictions throughout the world would be prohibitively expensive. Patent protection must be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Calyxt’s intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Calyxt may not be able to prevent third parties from practicing its inventions in all countries outside the United States, or from selling or importing products made using its inventions in and into the United States or other jurisdictions.

Competitors may use Calyxt’s technologies in jurisdictions where it or its licensors do not pursue and obtain patent protection. Further, competitors may export otherwise infringing products to territories where Calyxt or its licensors have patent protection, but where the ability to enforce those patent rights is not as strong as in the United States. These products may compete with Calyxt’s products and its intellectual property rights and such rights may not be effective or enough to prevent such competition.

In addition, changes in, or different interpretations of, patent laws in the United States and other countries may permit others to use Calyxt’s discoveries or to develop and commercialize its technology and products without providing any notice or compensation or may limit the scope of patent protection that Calyxt or its licensors are able to obtain. The laws of some countries do not protect intellectual property rights to the same extent as United States laws and those countries may lack adequate rules and procedures for defending Calyxt’s intellectual property rights.

Furthermore, proceedings to enforce Calyxt’s licensors’ and its patent rights and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put Calyxt or its licensors’ patents at risk of being invalidated or interpreted narrowly, could put it or its licensors’ patent applications at risk of not issuing and could provoke third parties to assert claims against it or its licensors. Calyxt may not prevail in any lawsuits that initiates, and the damages or other remedies awarded to it, if any, may not be commercially meaningful, while the damages and other remedies Calyxt may be ordered to pay such third parties may be significant. Accordingly, Calyxt’s licensors and its efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that it develops or licenses.

Third parties may assert rights to inventions Calyxt develops or otherwise regards as its own.

Third parties may in the future make claims challenging the inventorship or ownership of Calyxt or its licensors’ intellectual property. Calyxt has written agreements with R&D partners that provide for the ownership of intellectual property arising from the relationship. Some agreements provide that Calyxt must negotiate certain commercial rights at a later date and others may not include or clearly address the allocation of intellectual property rights. If Calyxt cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from Calyxt’s use of a third-party partner’s materials, or if disputes otherwise arise with respect to the intellectual property developed through the use of a partner’s samples, Calyxt may be limited in its ability to capitalize on the full market potential of these inventions. In addition, Calyxt may face claims by third parties that its agreements with employees, contractors, or consultants obligating them to assign intellectual property to it are ineffective or are in conflict with prior or competing contractual obligations of assignment. Litigation may be necessary to resolve an ownership dispute, and if Calyxt is not successful, it may be precluded from using certain intellectual property and associated products and technology, which could have a material adverse effect on its business.

In addition, the research resulting in certain of Calyxt’s in-licensed patent rights and technology was funded in part by the United States government. As a result, the United States government has certain rights to such patent rights and technology, which include march-in rights. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention or to have others use the invention on its behalf. The government can exercise its march-in rights if it determines that action is necessary because Calyxt fails to achieve practical application of the government-funded technology, or because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to United States industry. Any exercise by the government of any of the foregoing rights could have a material adverse effect on Calyxt’s business.

Any infringement, misappropriation, or other violation by Calyxt of intellectual property rights of others may prevent or delay its product development efforts and may prevent or increase the costs of successful commercialization by Calyxt, its customers or its licensees.

Calyxt’s success will depend in part on its ability to operate without infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of third parties. Calyxt cannot assure that its business operations, products developed, historically developed agriculture-focused product candidates, and methods and the business operations, products, product candidates and methods of its customers or licensees do not or will not infringe, misappropriate, or otherwise violate the patents or other intellectual property rights of third parties.

The biotechnology industry is characterized by extensive litigation regarding patents and other intellectual property rights. Other parties may allege that Calyxt’s product development activities, products, product candidates or the use of its technologies infringe, misappropriate, or otherwise violate patent claims or other intellectual property rights held by them or that it is employing their proprietary technology without authorization. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Any claim relating to intellectual property infringement that is successfully asserted against Calyxt may require it to pay substantial damages, including treble damages and attorneys’ fees if it or its partners are found to be willfully infringing another party’s patents, for past use of the asserted intellectual property and royalties and other consideration going forward if Calyxt is forced to take a license. Such a license may not be available on commercially reasonable terms, or at all. Even if Calyxt was able to obtain a license, it could be non-exclusive, thereby giving its competitors access to the same intellectual property rights or technologies licensed to Calyxt. In addition, if any such claim were successfully asserted against Calyxt and it could not obtain a license, Calyxt or its partners may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing its products, product candidates or other infringing technology, or those it develops with its R&D partners.

Even if Calyxt is successful in these proceedings, it may incur substantial costs and divert management time and attention pursuing these proceedings, which could have a material adverse effect on the organization. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Calyxt’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Calyxt Common Stock. Such litigation or proceedings could substantially increase Calyxt’s operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. If Calyxt is unable to avoid infringing the patent rights of others, it may be required to seek a license, defend an infringement action, or challenge the validity of the patents in court, or redesign its products. Patent litigation is costly and time consuming. Calyxt may not have enough resources to bring these actions to a successful conclusion.

Any of these risks coming to fruition could have a material adverse effect on Calyxt’s business, results of operations, financial condition, and prospects.

Calyxt may be unsuccessful in developing, licensing, or acquiring intellectual property that may be required to develop and commercialize its product candidates.

Calyxt’s programs may involve additional product candidates that may require the use of intellectual property or proprietary rights held by third parties; the growth of its business may depend in part on its ability to acquire, in-license or use these intellectual property and proprietary rights. However, Calyxt may be unable to acquire or in-license any third-party intellectual property or proprietary rights that may be key to development. Even if Calyxt can acquire or in-license such rights, it may be unable to do so on commercially reasonable terms. The licensing and acquisition of third-party intellectual property and proprietary rights is a competitive area, and several more established companies are also pursuing strategies to license or acquire third-party intellectual property and proprietary rights that Calyxt may consider attractive or necessary. These established companies may have a competitive advantage over Calyxt due to their size, capital resources and agricultural development and commercialization capabilities. In addition, companies that perceive Calyxt to be a competitor may be unwilling to assign or license intellectual property and proprietary rights to Calyxt. Calyxt also may be unable to license or acquire third-party intellectual property and proprietary rights on terms that would allow it to make an appropriate return on its investment or at all.

In connection with his appointment as chair of the Scientific Advisory Board, Dr. Dan Voytas is no longer Calyxt’s Chief Science Officer, a position he held from Calyxt’s founding in January 2010 through February 2021. The consulting agreement with Dr. Voytas, while he served as Chief Science Officer, and the current engagement letter with Dr. Voytas, as chair of the Scientific Advisory Board, each generally obligates Dr. Voytas to assign to Calyxt any intellectual property solely or jointly conceived, developed or reduced to practice by him in the course of the performance of his services to Calyxt. However, Calyxt does not have any rights, including any assignment or right of first refusal rights, to intellectual property conceived, developed, or reduced to practice by Dr. Voytas outside the course of the performance of his services to Calyxt, including in connection with his employment at the University of Minnesota.

In addition, companies that perceive Calyxt to be a competitor may be unwilling to assign or license intellectual property and proprietary rights to Calyxt. Calyxt also may be unable to license or acquire third-party intellectual property and proprietary rights on terms that would allow it to make an appropriate return on its investment or at all. If Calyxt is unable to successfully acquire or in-license rights to required third-party intellectual property and proprietary rights or maintain the existing intellectual property and proprietary rights Calyxt has, it may have to cease development of the relevant program, product, or product candidate, which could have a material adverse effect on its business.

Calyxt licenses a portion of its intellectual property from Cellectis, its largest stockholder, and the University of Minnesota.

Calyxt relies on the intellectual property it licenses from Cellectis and the University of Minnesota. If it does not comply with obligations under the license agreements, it may be subject to damages, which may be significant, and in some cases Cellectis and/or the University of Minnesota may have the right to terminate the license agreement. Any termination of Calyxt’s license agreement with Cellectis or the University of Minnesota could have a material adverse effect on its business and results of operations.

Moreover, any enforcement of the licensed intellectual property could be subject it to challenge by third parties and if any such challenge is successful, such intellectual property could be narrowed in scope or held to be invalid or unenforceable, which could materially impair any competitive advantage afforded to Calyxt by such intellectual property. There can be no assurance that Cellectis or the University of Minnesota will prosecute and maintain such intellectual property in the best interests of Calyxt’s business or at all, and, if Cellectis or the University of Minnesota fails to properly prosecute and maintain such intellectual property, Calyxt could lose rights to such intellectual property, which would materially impair any competitive advantage afforded to it by such intellectual property. For more information regarding Calyxt’s license agreement with Cellectis or the license agreement between Cellectis and the University of Minnesota, see the section entitled “Calyxt Business—Intellectual Property.”

Risks Related to Calyxt’s Regulatory and Legal Matters

Ethical, legal, and social concerns about products using genetically modified or edited plant cells could limit or prevent the use of Calyxt’s products and technologies and could harm its business.

Calyxt’s technologies and products involve the use of genetically modified or edited plant cells. Public perception about the safety of, and ethical, legal, or social concerns over, genetically engineered products, including genetically modified or edited plant genetic materials, could affect public acceptance of Calyxt’s products. If Calyxt is not able to overcome any such concerns relating to its products, these technologies may not be accepted by its customers or end-users of the customers’ products that incorporate Calyxt’s products. In addition, the use of genetically modified or edited plant cells has in the past received negative publicity, which could lead to greater regulation or restrictions on imports of Calyxt’s products. If Calyxt’s technologies and products are not accepted by its customers or their end-users due to negative publicity or lack of public acceptance, Calyxt’s business could be materially harmed.

Calyxt may become subject to increasing regulation as a result of its hemp development activities, which could require it to incur additional costs associated with compliance requirements.

Calyxt has developed hemp product candidates and is currently exploring licensing opportunities in the crop. Hemp is legally distinct from marijuana and recognized as an agricultural crop by the United States government. Federal and state laws and regulations on hemp address production, monitoring, manufacturing, distribution, and laboratory testing to ensure that that the hemp has a THC concentration of not more than 0.3 percent on a dry weight basis. Federal laws and regulations may also address the transportation or shipment of hemp or hemp products. It is difficult to predict whether regulators, such as the USDA or the MDA, will alter the manner in which they interpret existing federal and state laws and regulations on hemp or institute new regulations, or otherwise modify regulations in a way that will render compliance more burdensome. As Calyxt continues to pursue hemp as a product candidate, it may become subject to increasing regulation particular to hemp, which could require it to incur additional costs associated with compliance requirements.

The regulatory environment outside the United States varies greatly from jurisdiction to jurisdiction and there is less certainty how Calyxt’s products will be regulated.

The regulatory environment around gene editing and genetic modification in plants is greatly uncertain outside of the United States and varies greatly from jurisdiction to jurisdiction. Each jurisdiction may have its own regulatory framework regarding genetically modified and gene edited products and materials, which continue to evolve, and which may encapsulate Calyxt’s products. To the extent regulatory frameworks outside of the United States are not receptive to Calyxt’s genetic modification and gene editing technologies, this may limit its ability to expand into other global markets.

Complying with the regulatory requirements outside the United States will be costly and time-consuming, and there is no guarantee Calyxt will be able to commercialize its products outside the United States. Such regulatory requirements may also inhibit Calyxt’s ability to market and sell its products to customers located outside of the United States.

Calyxt cannot predict whether or when any jurisdiction will change its regulations with respect to its products. Advocacy groups have engaged in publicity campaigns and filed lawsuits in various countries against companies and regulatory authorities, seeking to halt regulatory approval or clearance activities or influence public opinion against genetically engineered and/or gene edited products. In addition, governmental reaction to negative publicity concerning Calyxt’s products could result in greater regulation of genetic research and derivative products or regulatory costs that render its products cost prohibitive.

The scale of the industries in which Calyxt intends as the end markets for its products may make it difficult to monitor and control the distribution of Calyxt’s products. As a result, Calyxt’s products may be sold inadvertently within jurisdictions where they are not approved for distribution. Such sales may lead to regulatory challenges or lawsuits against Calyxt, which could result in significant expenses and management attention.

Calyxt may use biological materials in its business and is subject to numerous environmental, health and safety laws and regulations. Compliance with such laws and regulations and any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Calyxt is subject to numerous federal, state, local and foreign environmental, health and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment, manufacture and disposal of hazardous materials and wastes, discharge of pollutants into the environment and human health and safety matters. Calyxt’s R&D processes involve the controlled use of hazardous materials, including biological materials. Calyxt may be sued for any injury or contamination that results from its use or the use by third parties of these materials, or may otherwise be required to remediate such contamination, and its liability may exceed any insurance coverage and its total assets. Compliance with environmental, health and safety laws and regulations may be expensive and may impair Calyxt’s R&D efforts. If Calyxt fails to comply with these requirements, it could incur substantial costs and liabilities, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, Calyxt cannot predict the impact on its business of new or amended environmental, health and safety laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair Calyxt’s research, development or production efforts or result in increased expense of compliance.

The regulatory environment in the United States is uncertain and evolving and may impact Calyxt’s customers’ willingness to utilize its products.

Calyxt anticipates that its customers will be responsible for any regulatory activities associated with development of compounds commissioned from Calyxt. Such regulatory activities may involve significant expense and changes in applicable regulatory requirements could result in substantial increases in the time and costs associated with such activities. It is difficult for Calyxt and its customers to predict whether regulators, such as the USDA or FDA, will alter the manner in which they interpret existing laws and regulations or institute new regulations, or otherwise modify regulations in a way that will subject products utilizing Calyxt’s synthetic biology products to more burdensome standards, thereby substantially increasing the time and costs associated with the regulatory activities of its customers. If the regulatory burden and expense required for the utilization of Calyxt’s products becomes too significant, its customers may seek alternatives that involve lesser regulatory costs.

If Calyxt is sued for defective products and if such lawsuits were determined adversely, it could be subject to substantial damages, for which insurance coverage is not available.

Calyxt expects that some applications of its products will be used as components of customers’ end products and therefore its success will be tied, in part, to the success of such end products. Calyxt cannot be certain that material performance problems, defects, errors or delays will not arise in its products or the end products in which they are used as components.

Calyxt expects to provide warranties that its products will meet customer specifications. The costs incurred in correcting any failures to meet such specifications may be substantial and could adversely affect Calyxt’s business. If Calyxt’s products or the end products of which they are components, contain defects or are delayed, it may experience:

•	a failure to achieve commercial traction with Calyxt’s target customers;

•	loss of customer contracts or delays in fulfilling Calyxt’s contractual obligations;

•	damage to Calyxt’s brand reputation;

•	product recalls or replacements;

•	inability to attract new customers and collaboration opportunities;

•	diversion of resources from Calyxt’s R&D and sales activities; and

•	legal and regulatory claims against Calyxt, including product liability claims, which could be costly, time consuming to defend, result in substantial damages and result in reputational damage.

Risks Related to Ownership of Calyxt Common Stock if the Mergers Are Not Completed

If Calyxt, Inc. is unable to maintain compliance with Nasdaq’s listing requirements, the Calyxt Common Stock may be delisted from The Nasdaq Capital Market, which could have a material adverse effect on Calyxt’s financial condition and could make it more difficult for holders of Calyxt Common Stock to sell their shares.

On October 4, 2022, Calyxt, Inc.’s application to list the Calyxt Common Stock on The Nasdaq Capital Market, or Nasdaq, was approved by Nasdaq. Calyxt Common Stock was previously listed on The Nasdaq Global Market. Calyxt, Inc. is therefore subject to the continued listing requirements of Nasdaq, including requirements with respect to the market value of publicly held shares, market value of listed shares, minimum bid price per share, and minimum stockholders’ equity, among others, and requirements relating to board and committee independence. If Calyxt, Inc. fails to satisfy one or more of these continued listing requirements, it may be delisted from Nasdaq. In addition, pursuant to Nasdaq rules, if the closing bid price of Calyxt Common Stock is $0.10 or less for 10 consecutive days, Calyxt Common Stock would be subject to immediate delisting. From October 4, 2022 through March 31, 2023, the closing price on Nasdaq of Calyxt Common Stock has ranged from a low of $0.13 to a high of $0.44.

The continued listing of Calyxt Common Stock on Nasdaq is a condition for the consummation of the Mergers. If the Transactions do not close for any reason, including a delisting of Calyxt Common Stock prior to Closing, such a delisting, if applicable, or the continuing possibility of such delisting, may adversely affect Calyxt’s ability to raise additional financing through the public or private sale of equity securities, may significantly affect the ability of investors to trade Calyxt, Inc.’s securities, and may negatively affect the value and liquidity of Calyxt Common Stock. Delisting, or the possibility of such delisting, also could have other negative results, including the potential loss of investor confidence or interest in business development opportunities.

At the 2022 Annual Meeting, Calyxt Stockholders approved an amendment to the Calyxt Certificate of Incorporation to effect a reverse stock split of Calyxt Common Stock at a ratio not less than 1-for-2 and not greater than 1-for-10, with the exact ratio set within that range at the discretion of the Calyxt Board. The Calyxt Board has determined to effect the Initial Reverse Stock Split at a ratio of 1-for-10 and expects to effect the Initial Reverse Stock Split prior to the Subsequent Reverse Stock Split and prior to the Closing. If the Transactions do not close for any reason and Calyxt has not yet implemented the Initial Reverse Stock Split, Calyxt, Inc. would continue to have the ability to implement this previously approved Initial Reverse Stock Split. However, there can be no assurance that such a reverse stock split, if implemented, will increase the market price of Calyxt Common Stock in proportion to the reduction in the number of shares of Calyxt Common Stock outstanding before the Initial Reverse Stock Split or result in a permanent increase in the market price. In addition, it is possible that the reduced number of issued shares of Calyxt Common Stock resulting from a reverse stock split could adversely affect the liquidity of Calyxt Common Stock.

If Calyxt Common Stock becomes subject to the penny stock rules, it would become more difficult to trade shares of Calyxt Common Stock.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If Calyxt, Inc. does not retain its listing on Nasdaq and if the price of Calyxt Common Stock is less than $5.00, Calyxt Common Stock may be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive: (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for Calyxt Common Stock, and therefore Calyxt Stockholders may have difficulty selling their shares of Calyxt Common Stock.

The market price of Calyxt Common Stock has been and could remain volatile, which could be exacerbated if the Mergers do not close.

The market price of Calyxt Common Stock has experienced, and may continue to experience, volatility in response to various factors, such as:

•	the proposed Transactions;

•	Calyxt’s strategic initiatives and technologies;

•	fluctuations in Calyxt’s financial results or outlook or peer companies;

•	changes in estimates of Calyxt’s financial results or recommendations by securities analysts;

•	changes in Calyxt’s capital structure, such as future issuances of common stock or the incurrence of debt;

•	announcements by Calyxt or its competitors of significant contracts, acquisitions or strategic partnerships;

•	regulatory developments in the United States, and/or other foreign countries;

•	litigation involving Calyxt, its general industry or both;

•	additions or departures of key personnel;

•	investors’ general perception of Calyxt; and

•	changes in general economic, industry and market conditions affecting Calyxt or Cellectis.

Furthermore, stock markets have experienced price and volume fluctuations that have affected, and continue to affect, the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market fluctuations, as well as general economic, political and market conditions, such as recessions, interest rate changes and international currency fluctuations, may negatively affect the market price of Calyxt Common Stock.

If the Mergers do not close for any reason, Cellectis will continue to possess rights that prevent other stockholders from influencing significant decisions.

As of March 31, 2023, Cellectis held 48.2% of the outstanding Calyxt Common Stock. As of that date, through its stock ownership, together with its enumerated rights under its stockholders agreement with Calyxt, Inc., Cellectis remains Calyxt, Inc.’s controlling stockholder. Pursuant to the stockholders’ agreement between Calyxt, Inc. and Cellectis, Cellectis continues to retain substantial rights with respect to Calyxt, Inc. for so long as it beneficially owns at least 15 percent of the outstanding shares of Calyxt Common Stock (“Cellectis Rights”). The Cellectis Rights include the right to nominate a number of designees for the Calyxt Board representing a majority of the directors, to designate the chair of the Calyxt Board, and to have at least one designated director serve on each Calyxt Board committee. In addition, the Cellectis Rights include information rights for Cellectis, as well as approval rights over a significant number of key aspects of Calyxt’s operations and management, including certain changes to Calyxt, Inc.’s constitutive documents, the making of any regular or special dividends, the commencement of any voluntary bankruptcy proceeding or any consent to any bankruptcy proceeding, any appointment to or removal from the Calyxt Board, and the consummation of any public or private offering, merger, amalgamation or consolidation of Calyxt, Inc., the spinoff of a business of Calyxt, Inc., or any sale, conveyance, transfer or other disposition of Calyxt, Inc.’s assets. The Cellectis Rights are Iincorporated into, and form a part of, the Calyxt Certificate of Incorporation and Calyxt Bylaws, which makes any amendment, repeal, or modification of such rights burdensome.

Following the Closing, Cellectis is expected to own approximately 2.4% of the Shares, the Amended Certificate of Incorporation and the Amended Bylaws will no longer incorporate the Cellectis Rights, and all such Cellectis Rights will cease to apply.

However, if for any reason the Mergers are not completed, Cellectis will continue to exercise control with respect to the Cellectis Rights and such Cellectis Rights will continue to apply even after Cellectis’ stock ownership is substantially reduced, whether through dilution or otherwise. In addition, if the Mergers are not completed, certain provisions of the Calyxt Certificate of Incorporation, the Calyxt Bylaws, and other agreements may make it difficult for Calyxt Stockholders to influence its decisions or for another third-party to acquire control of Calyxt, or may discourage other third-parties from attempting to acquire control of Calyxt, in each case, even if these actions were considered beneficial by many stockholders or might involve transactions in which Calyxt Stockholders might otherwise receive a premium for their shares of Calyxt Common Stock. Further, these provisions could limit the price that investors might be willing to pay in the future for shares of Calyxt Common Stock, possibly depressing the market price of Calyxt Common Stock. As a result, Calyxt Stockholders may be limited in their ability to obtain a premium for their shares.

Provisions in the Calyxt Certificate of Incorporation and the Calyxt Bylaws and under Delaware Law could make an acquisition of Calyxt, Inc., which may be beneficial to Calyxt Stockholders, more difficult and may prevent attempts by Calyxt Stockholders to replace or remove Calyxt, Inc.’s current management.

If for any reason the Mergers are not completed and Calyxt does not pursue a liquidation and dissolution or an alternative strategic transaction, the Calyxt Board may pursue an alternative strategic transaction. In such circumstances, provisions in the current Calyxt Certificate of Incorporation and the Calyxt Bylaws may discourage, delay or prevent a merger, acquisition or other change in control of Calyxt that Calyxt Stockholders may consider favorable, including transactions in which Calyxt Stockholders might otherwise receive a premium for their shares of Calyxt Common Stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of Calyxt Common Stock, thereby depressing the market price of Calyxt Common Stock. In addition, because the Calyxt Board is responsible for appointing the members of Calyxt, Inc.’s management team, these provisions may frustrate or prevent any attempts by Calyxt Stockholders to replace or remove Calyxt, Inc.’s current management by making it more difficult for Calyxt Stockholders to replace members of the Calyxt Board. Among other things, these provisions:

•	establish a classified board of directors such that only one of three classes of directors is elected each year;

•	allow the authorized number of directors to be changed only by resolution of the Calyxt Board;

•	limit the manner in which stockholders can remove directors from the Calyxt Board;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to the Calyxt Board;

•	require that Calyxt Stockholder actions must be affected at a duly called stockholder meeting and prohibit actions by Calyxt Stockholders by written consent;

•	limit who may call stockholder meetings;

•

authorize the Calyxt Board to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the Calyxt Board; and

•

require the approval of the holders of at least 66 2/3% of the votes that all Calyxt Stockholders would be entitled to cast to amend or repeal specified provisions of the Calyxt Certificate of Incorporation or Calyxt Bylaws.

Moreover, because Calyxt, Inc. is incorporated in Delaware, Calyxt, Inc. is governed by the provisions of Section 203 of the DGCL, which prohibits a person who owns in excess of 15% of Calyxt, Inc.’s outstanding voting stock from merging or combining with Calyxt, Inc. for a period of three years after the date of the transaction in which the person acquired in excess of 15% of Calyxt, Inc.’s outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Cellectis and Calyxt, Inc.’s directors who have relationships with Cellectis may have conflicts of interest with respect to matters involving Calyxt, Inc., including the Mergers.

The Calyxt Certificate of Incorporation provides that none of Cellectis, or any of its officers, directors, agents, shareholders, members, partners, subsidiaries (other than Calyxt, Inc. and any future subsidiaries) and their affiliates will be liable to Calyxt, Inc. or its stockholders for breach of any fiduciary duty by reason of the fact that Cellectis or any such individual directs a corporate opportunity to Cellectis or its affiliates instead of Calyxt, Inc., or does not communicate information regarding a corporate opportunity to Calyxt, Inc. that such person or affiliate has directed to Cellectis or its affiliates. The Calyxt Certificate of Incorporation also provides that neither Cellectis nor any of its affiliates or any of Calyxt, Inc.’s nonemployee directors will have any duty to refrain from engaging in a corporate opportunity in the same or similar lines of business in which it or any future subsidiaries now engage or propose to engage or otherwise competing with it or any of its future subsidiaries.

Calyxt, Inc.’s license agreement with Cellectis does not restrict Cellectis from competing with Calyxt generally. Cellectis could develop and commercialize agricultural and food products that may compete with Calyxt’s current products or products in its pipeline using Cellectis intellectual property or technologies other than the gene editing technologies Cellectis has licensed to Calyxt. Cellectis could also use the licensed gene editing technologies to develop and commercialize products involving animals and animal cells and these animal-based products may be competitive with Calyxt’s plant-based products in certain circumstances.

One of Calyxt, Inc.’s directors, Laurent Arthaud, is also a director of Cellectis, and prior to the Closing, Cellectis has the right to designate additional directors to serve on the Calyxt Board. Mr. Arthaud and any other directors designated by Cellectis who have relationships with Cellectis will have fiduciary duties to Calyxt and in addition will have duties to Cellectis. Accordingly, there may be real or apparent conflicts of interest with respect to matters, such as the Mergers, affecting both Calyxt and Cellectis, whose interests, in some circumstances, may be different than the interests of other stockholders or its interests.

Calyxt’s ability to use its net operating losses to offset future taxable income may be subject to certain limitations.

As of December 31, 2022, Calyxt had approximately $239.2 million of net operating losses, or NOLs, for federal and state income tax purposes, which may be available to offset federal income tax liabilities in the future. In addition, Calyxt may generate additional NOLs in future years. Calyxt has established a full valuation allowance for its deferred tax assets, including NOLs, due to the uncertainty that enough taxable income will be generated to utilize the assets.

Calyxt’s ability to utilize its NOLs may be limited if it experiences an “ownership change” as defined in Section 382 (Section 382) of the Code. An ownership change generally occurs if certain direct or indirect five percent shareholders increase their aggregate percentage ownership of a corporation’s stock by more than 50 percentage points over their lowest percentage ownership at any time during the testing period, which is generally the three-year period preceding any potential ownership change.

There is no assurance that Calyxt will not experience a current or future ownership change under Section 382 that would significantly limit or possibly eliminate its ability to use its NOLs. Current or potential future transactions by Calyxt involving the sale or issuance of its common stock, or the exercise of Calyxt Common Warrants, or a combination of such transactions, may result in ownership changes under Section 382. In addition, Calyxt may experience ownership changes as a result of shifts in the direct or indirect ownership of its stock, some of which may be outside of its control.

Under Section 382, a current or future ownership change would subject Calyxt to an annual limitation that applies to the amount of pre-ownership change NOLs that may be used to offset post-ownership change taxable income. This limitation is generally determined by multiplying the value of a corporation’s stock immediately before the ownership change by the applicable long-term tax-exempt rate. Any unused annual limitation may, subject to certain limits, be carried over to later years, and the limitation may under certain circumstances be increased by built-in gains in the assets held by such corporation at the time of the ownership change. This limitation could cause Calyxt’s U.S. federal income taxes to be greater, or to be paid earlier, than they otherwise would be, and could cause some of its NOLs to expire unused. Similar rules and limitations may apply for state income tax purposes. There is also a risk that future legal or regulatory changes may limit Calyxt’s ability to use current or future NOLs to offset its future federal income tax liabilities.

Risks Related to the Organization and Governance of Calyxt

Changes to Calyxt’s strategic business focus have placed significant demands on Calyxt’s management and Calyxt’s infrastructure.

Since Calyxt, Inc.’s initial public offering on July 25, 2017, the strategic focus of the business has undergone changes. In October 2021, Calyxt announced the launch of a strategic initiative which focused it on engineering synthetic biology solutions. Most recently, in light of the proposed Transactions, Calyxt has focused its current business activities on ensuring it has cash sufficient to achieve a closing of the proposed Transactions. Accordingly, Calyxt has taken additional steps to reduce its operating expenses. Calyxt has focused its operations on: scaling production of its Plant Cell Matrix with its manufacturing partner, Evologic; licensing efforts with respect to its PlantSpring technology and plant traits, including the TALEN technology; and continuing to progress its current customer projects. Calyxt’s three key customer projects are (1) its research collaboration with a leading global food ingredient manufacturer to develop a soybean trait to serve as an alternative to palm oil, (2) its plant-based chemistry pilot project for a major consumer packaged goods company, and (3) supporting late-stage development activities for its improved digestibility alfalfa trait, which was developed with and licensed to S&W Seed Company.

The changes to Calyxt’s strategic focus has placed, and may continue to place, significant demands on Calyxt’s management and its operational and financial infrastructure. Managing a significant change in business focus and negotiating the Transactions while overseeing day-to-day operations, each requires significant expenditures and allocation of valuable management resources. If Calyxt fails to achieve the necessary level of efficiency in its organization as it evolves, its business, financial condition and results of operations would be adversely impacted.

Calyxt depends on key management personnel and attracting and retaining other qualified personnel, and its business could be harmed if it loses key management personnel. In addition, Calyxt is substantially dependent on its remaining employees to facilitate the consummation of the Transactions.

Calyxt’s success depends to a significant degree upon the technical skills and continued service of certain members of its management and other key employees. Although Calyxt has significantly streamlined its operations, the loss of the services of Calyxt’s management or key employees may delay or prevent the timely and successful execution of its business strategies and objectives and may have a negative impact on Calyxt’s ability to facilitate the consummation of the Transactions. Calyxt’s business is dependent on its ability to recruit and maintain a highly skilled and educated workforce with expertise in a range of disciplines, including biology, biochemistry, plant genetics, mathematics, and other subjects relevant to its operations. In the event the Transactions are not consummated, Calyxt’s ability to successfully implement its strategic focus will also depend on recruiting and retaining personnel with the necessary background and ability to understand its systems at a technical level to effectively identify and sell to potential new customers. Competition for these highly skilled employees is intense.

If for any reason the Transactions are not completed and the Calyxt Board seeks to continue to operate Calyxt’s business, Calyxt will face challenges resulting from its streamlined personnel, who will need to continue to implement Calyxt’s managerial, operational, and financial systems, manage its facilities, and progress customer projects and licensing efforts. As a result, Calyxt’s management may need to divert a disproportionate amount of its attention away from Calyxt’s day-to-day strategic and operational activities and devote a substantial amount of time to managing organizational changes. Further, cash-focused headcount reduction measures may yield unintended consequences, such as attrition beyond Calyxt’s intended reduction in headcount and reduced employee morale. In addition, reductions in the size of Calyxt may result in employees who were not affected by the reductions in headcount seeking alternate employment. The loss of the services of certain employees could potentially harm Calyxt’s ability to continue its day-to-day business operations, including the progression of its key customer projects, or to fulfill its reporting obligations as a Nasdaq-listed public company.

In addition, cost reduction and cash-focused measures that Calyxt has undertaken may result in weaknesses in Calyxt’ infrastructure and operations, an inability to effectively execute on customer acquisition and business development efforts, loss of business opportunities, reduced productivity among remaining employees, and challenges in complying with legal and regulatory requirements.

There can be no assurance that Calyxt will be successful in attracting or retaining such personnel and the failure to do so could have a material adverse effect on its business, financial condition, and results of operations.

Calyxt’s business and operations would suffer in the event of computer system failures, cyber-attacks, or a deficiency in its cyber-security.

Increased information systems security threats, cyber- or phishing-attacks and more sophisticated, targeted computer invasions pose a risk to the security of Calyxt’s systems and networks, and the confidentiality, availability, and integrity of its data, operations, and communications, and the exposure to such risks is enhanced in Calyxt’s remote work environment as a result of the COVID-19 pandemic. Cyber-attacks against Calyxt’s technology platform and infrastructure could result in exposure of confidential information, the modification of critical data, and/or the failure of critical operations. Likewise, improper or inadvertent employee behavior, including data privacy breaches by employees and others with permitted access to Calyxt’s systems, may pose a risk that sensitive data may be exposed to unauthorized persons or to the public. While Calyxt attempts to mitigate these risks by employing a number of measures, including security measures, employee training, comprehensive monitoring of networks and systems, maintenance of backup and protective systems, and incident response procedures, if these measures prove inadequate, Calyxt could be adversely affected by, among other things, loss or damage of intellectual property, proprietary and confidential information, data integrity, and communications or customer data, increased costs to prevent, respond to, or mitigate these cyber security threats and interruptions of its business operations.

Calyxt’s business activities are currently conducted at a limited number of locations, which makes it susceptible to damage or business disruptions caused by natural disasters or acts of vandalism.

Calyxt’s current headquarters and R&D facilities, which include an office, labs, the BioFactory pilot facility, greenhouses, and field-testing plots are in Roseville, Minnesota. Calyxt takes precautions to safeguard its facilities, including insurance, health and safety protocols, and off-site storage of critical research results and computer data. Although Calyxt maintains levels of insurance that it believes are customary for its industry, its insurance policies may not cover certain losses, or losses may exceed Calyxt’s coverage limits. A natural disaster, such as a hurricane, drought, fire, flood, tornado, earthquake, or other intentional or negligent acts, including acts of vandalism, could damage or destroy Calyxt’s equipment, inventory, development projects, data, and cause it to incur significant additional expenses to repair or replace the damaged physical facilities, which increase the development schedule for the products under development for customers.

Risks Related to Cibus

Risks Related to Cibus’ Business and Operations

Cibus’ operating history makes it difficult to assess its future prospects.

Cibus’ commercial strategy is focused on the development and licensing for royalties of intellectual property associated with agricultural productivity traits and more sustainable industrial ingredients, in each case developed with Cibus’ RTDS gene-editing technology.

While this focus has been a consistent part of Cibus’ commercial strategy since its inception, Cibus previously had a broader range of activities in the agriculture market. In respect of agricultural products, Cibus’ commercial strategy was initially bifurcated between commercial sales of Cibus’ proprietary branded canola seed, SU Canola (canola tolerant to specific sulfonylurea herbicides), and the development and licensing of its RTDS-developed productivity traits to leading seed companies. In October 2020, as part of a sharpening of its strategic direction and focus, Cibus divested its canola seed breeding assets and focused its business solely on developing key productivity traits for the largest global crops: canola, rice, soybean, corn and wheat.

Since October 2020, Cibus has focused primarily on research and development of RTDS-developed productivity traits and more sustainable low-carbon ingredients, and the licensing of the intellectual property associated with these product candidates.

Cibus’ operating history under this more focused strategy has been limited, which may make it difficult to evaluate its current business and future prospects. Cibus has encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in the rapidly developing biotechnology industry. These risks and difficulties include challenges in determining appropriate investments of Cibus’ limited resources, gaining market acceptance of the gene-edited trait and ingredient products developed using its RTDS, managing a complex regulatory landscape, developing new trait products and competing against other companies operating in Cibus’ industries.

Cibus may not be able to fully implement or execute on its commercial strategy or realize, in whole or in part within its expected time frames, the anticipated benefits of its growth strategies. Cibus’ business and prospects should be evaluated in light of the risks and difficulties it faces as a growing company focused on developing novel disruptive technologies for the agriculture and the industrial ingredients markets.

Cibus has incurred significant losses and anticipates that it will continue to incur significant losses for several years.

Historically, Cibus has incurred net losses and had an accumulated deficit. The amount of Cibus’ future net losses will depend, in part, on the amount of its future operating expenses and the pace at which they are incurred, the satisfaction of its Royalty Liability (as defined herein) and its interest expense related thereto, and its ability to obtain funding through its licensing activities, through equity or debt financings or through grants or partnerships.

With respect to its Royalty Liability, Cibus expects the liability balance to continue to increase each year until 2035, as the accretion of interest expense will outpace the cash payments for royalties due, and the related non-cash interest expense recorded to increase in conjunction with the underlying liability balance. As a result of its limited commercial licensing revenue, Cibus expects to continue to incur significant expenses and operating losses for at least the next several years.

Accordingly, Cibus has concluded that there is substantial doubt about its ability to continue as a going concern for at least 12 months from the issuance date of the financial statements included in this proxy statement/prospectus. The accompanying consolidated financial statements of Cibus have been prepared on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Cibus consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liability that might result from the outcome of this uncertainty.

Cibus’ management is currently evaluating different strategies to obtain the required funding for Cibus’ future operations. These strategies may include but are not limited to private placements or public offerings of equity or equity-linked instruments, or collaboration, licensing or other similar arrangements. There is no assurance that such financing will be available when needed.

Cibus anticipates that such expenses will increase substantially if it, directly or through partners:

•

conducts additional research and development activities with respect to current and future productivity traits and sustainable ingredients products, including the development of additional Trait Machine/RTDS platforms, field trials with respect to productivity trait validation;

•	continues to invest in scaling of the automation of the Trait Machine and its R&D to develop new traits;

•	seeks to identify and validate additional productivity traits and sustainable ingredient products for commercial licensing opportunities;

•	acquires or in-licenses technology, germplasm or biological material to support its strategic development;

•	seeks regulatory determinations or approvals, if applicable, with respect to productivity traits and sustainable ingredient products;

•	makes or receives royalty and other payments under any in-license agreements;

•	maintains, protects, expands and defends its intellectual property portfolio;

•	seeks to attract and retain new and existing skilled personnel;

•	integrates the business and operations of Cibus and Calyxt into the Combined Company; and

•	experiences any delays or encounters issues with any of the above.

The net losses Cibus incurs may fluctuate significantly from year-to-year and quarter-to-quarter, such that a period-to-period comparison of its results of operations may not be a good indication of its future performance. In any particular period or periods, Cibus’ operating results could be below the expectations of investors, which could cause the value of its securities to decline.

Cibus faces significant competition and many of its competitors have substantially greater financial, technical and other resources than Cibus does.

The markets for agricultural productivity traits and more sustainable, low-carbon ingredients are highly competitive, and Cibus faces significant competition in its businesses.

In agriculture, competition for improving plant genetics comes from traditional and advanced plant breeding techniques, as well as from the development of desirable plant traits through gene-editing techniques. Competition for the discovery of new desirable traits based on biotechnology is likely to come from a relatively small number of major global agricultural chemical companies, smaller biotechnology research companies and institutions, and academic institutions. For improving crop yields, Cibus’ traits compete as a system with other practices, including the application of crop protection chemicals, fertilizer formulations, farm mechanization, other biotechnology, and information management. Programs to improve genetics and chemistry are generally concentrated within a relatively small number of large companies, while non-genetic approaches are underway with a broader set of companies. With respect to more sustainable ingredients, competition comes from traditional chemical and non-sustainable ingredients primarily produced by global health and nutrition companies, large international chemical companies and companies specializing in specific products, such as flavor or fragrance ingredients, as well as from emerging alternatives produced from renewable sources, including fermentation and synthetic biology.

Many of Cibus’ current or potential competitors, either alone or with their research and development or collaboration partners, have significantly greater financial resources and expertise in research and development, marketing and licensing than Cibus does. Further, many competitors have well-developed networks for their products, including valuable historical relationships with potential customers that we are seeking to engage with. Smaller or early-stage companies may also prove to be significant competitors, particularly through research and development and collaborative arrangements with large and established companies. Competitors also compete with Cibus in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, Cibus’ programs. Future mergers and acquisitions may result in a concentration of resources among an increasingly smaller number of competitors.

Cibus intends to compete on the basis of: innovation; product performance and quality; development cost and price; market priorities, including increasing focus on sustainability, climate change and social responsibility. Cibus’ ability to compete effectively depends, in part, on its ability to successfully: evaluate needs and market demand in the seed and ingredients markets; control costs; develop commercial licensing relationships with established seed companies and end-users of industrial ingredients; innovate new productivity traits and more sustainable ingredients that are attractive to the market; navigate regulatory requirements; and license traits and ingredients in a timely and cost-efficient manner.

Ultimately, if Cibus cannot demonstrate that its productivity traits and more sustainable ingredient products are better alternatives to existing product options, Cibus may not succeed in its markets, which failure would adversely affect its business, results of operations and financial condition.

Many of Cibus’ existing competitors invest substantial resources in ongoing research and development, and Cibus also anticipates increased competition as new companies enter the market. To the extent that its competitors introduce new technologies, particularly in the area of gene editing, such developments could render Cibus’ products or technology obsolete, less competitive or uneconomical. In this case, such technological advances or new approaches to trait development could prevent or limit Cibus’ ability to generate revenue from the commercial licensing arrangements.

Cibus relies on gene-editing technologies that may become obsolete in the future.

Cibus relies on its proprietary RTDS technologies, such as the GRON, to develop its productivity traits and low-carbon, sustainable industrial ingredient products. If its competitors are able to refine existing gene-editing technologies to be, or develop new gene-editing technologies that are, superior to its RTDS technologies, Cibus may face reputational damage and a decline in the demand for its productivity traits and sustainable ingredient products. Its technologies may be rendered obsolete or uneconomical by technological advances or entirely different approaches developed by one or more of its competitors that are more effective than RTDS or that enable them to develop and commercialize products more quickly or with lower expense than Cibus is able to do. If for any reason Cibus’ technologies become obsolete or uneconomical relative to its competitors’ technologies, this would prevent or limit Cibus’ ability to generate revenues from the commercial licensing of its traits or ingredient products.

Cibus’ success is dependent on demand for its productivity traits and more sustainable ingredient products, which can be adversely impacted by various factors.

Cibus’ success depends on demand for its productivity traits and more sustainable ingredient products, which may be adversely impacted by a variety of factors, including factors unrelated to Cibus and many of which are outside of Cibus’ control.

In agriculture, demand for seed generally and demand from seed companies for specific traits depends on a variety of factors, including downstream demand for specific crops. For example, because China is the world’s largest importer of soybeans, a severe downturn in the Chinese economy could have a negative effect on global soybean sales and as a result, the demand for soybean seeds in the U.S. market, including soybean seeds that include Cibus’ productivity traits.

With respect to more sustainable, low-carbon ingredients, demand is primarily driven by global societal and political movements to accelerate a transition to sustainable consumption. For example, hundreds of companies, including numerous large multinational corporations, have publicly committed to achieving net-zero carbon emissions by 2040.

Demand for Cibus’ productivity traits and more sustainable ingredient products could decline as a result of various factors, including because of availability of more cost effective or better performing alternatives or as a result of failure by its licensees to effectively compete in their respective industries. A decline in demand for Cibus’ productivity traits, more sustainable industrial ingredient products, or downstream products containing Cibus intellectual property could have a material adverse effect on Cibus’ business, results of operations and financial condition.

Cibus’ business activities are currently conducted at a limited number of locations, and damage or business disruptions at these locations would have an adverse effect on its business.

Cibus’ current headquarters is located in San Diego, California. Substantially all of its research and development operations, including its RTDS automation capabilities and the facilities of Nucelis, are conducted at its headquarters location. In addition, Cibus’ first generation parent seed is also produced by Cibus staff in greenhouses near its headquarters and hybrids designated for testing are developed using several different cooperators, primarily in Chile.

Cibus takes precautions to safeguard its facilities, including maintaining customary insurance coverage, implementing safety protocols, and keeping critical research results and computer data backed-up on off-site storage networks. However, damage to, or destruction of, critical facilities, equipment, inventory or development projects, or any business disruptions at Cibus’ critical locations, whether due to natural disasters, acts of vandalism or otherwise, could cause substantial delays in research and development activities and commercial licensing efforts and could cause Cibus to incur additional expenses.

Cibus’ research and development efforts may be slower than expected and not be successful.

The development and advancement of Cibus’ productivity traits and more sustainable industrial ingredient products entail substantial research and development efforts using complex technology platforms, such as its RTDS. These development efforts require significant investments, including expenses relating to laboratory, greenhouse and field testing, and lab- and pilot-scale fermentation infrastructure.

Historically, Cibus has incurred significant research and development expenses. Cibus intends to continue to invest in research and development to develop and validate its technologies, productivity traits and sustainable ingredient products. Notwithstanding its investments in research and development, there is significant risk that Cibus will not be able to achieve its development goals in the desired timeframe or at all, and Cibus may not realize significant product revenue in the near term, if ever.

Moreover, the application of gene-editing technologies can be unpredictable, and may prove to be unsuccessful when attempting to achieve desired productivity traits in different crops and plants or to produce sustainable ingredient products at scale. For example, Cibus’ productivity traits that perform in the greenhouse may not achieve similar performance levels in the field, or may achieve varying performance levels as a result of environmental and geographic conditions, and Cibus’ sustainable ingredient products developed at lab-scale or pilot-scale may not be successfully generated at commercial scale. Any such variations could substantially harm Cibus’ ability to license the relevant intellectual property for such productivity traits or sustainable ingredient candidates.

Development using innovative and complex technologies, such as Cibus’ RTDS, is subject to the risks that, among other things:

•	its productivity trait or sustainable ingredient product candidates fail to perform as expected in greenhouse evaluation;

•	its productivity trait or sustainable ingredient product candidates fail to perform as expected in the field or at commercial scale, as applicable;

•	Cibus is unable to achieve a desired trait or targeted sustainable ingredient using its RTDS;

•	necessary regulatory approvals and governmental clearances, if applicable, in Cibus’ targeted markets are not obtainable or not provided in a timely manner;

•	its products exhibit unanticipated, undesirable performance or other unanticipated effects;

•	the value that Cibus ascribes to its productivity traits or sustainable ingredient products is not recognized by potential licensors or such licensors’ downstream end-user customers;

•	its productivity trait and sustainable ingredient candidates are difficult or impossible to produce on a large scale; and

•	Cibus is unable to fully develop or license its productivity traits and sustainable ingredient products in a timely manner or at all.

Lastly, the field of gene editing, particularly in plants and microorganisms, is still in its early stages. Unexpected or negative developments from the use of RTDS, including with respect to the exhibition of unanticipated undesirable traits or characteristics, could adversely affect the commercial value of Cibus’ product offerings and harm its reputation. In addition, negative developments arising from its competitors’ use of certain gene-editing technologies could harm the reputation of gene-editing technology, generally.

Cibus may direct its limited resources toward productivity trait or sustainable ingredient candidates that prove to be less profitable or successful than others that it did not pursue.

Cibus has limited financial and managerial resources, which Cibus must expend on the basis of its expectations about, and forecasts of, market demand. As a result, Cibus may forego or delay the pursuit of opportunities with certain productivity trait or sustainable ingredient candidates that later prove to have greater commercial potential than those that Cibus does choose to develop. Its resource allocation decisions may lead Cibus to fail to capitalize on commercially viable productivity trait or sustainable ingredient candidates or profitable market opportunities. Its spending on current and future research and development programs and productivity trait or sustainable ingredient candidates may never yield commercially viable products sufficient to sustain its business and operations.

Cibus intends to license the intellectual property with respect to its productivity traits and sustainable ingredient products to third parties for use in their products, and will be dependent on them to successfully commercialize such products.

Cibus’ business model contemplates that it will license to third parties the intellectual property with respect to substantially all of the productivity traits and sustainable ingredients it develops for sale in their product offerings. Cibus’ licensee customers will typically oversee the development and commercialization of products containing such licensed intellectual property. In such cases, Cibus’ ability to achieve milestone payments or generate royalties is not within its direct control and will substantially depend on the efforts and success of its licensee customers.

If Cibus’ licensees are delayed or unsuccessful in introducing Cibus’ licensed intellectual property into their products or commercializing the products that contain Cibus’ licensed intellectual property, or if they fail to devote sufficient time and resources to support the marketing and selling efforts of those products, Cibus may not receive royalty payments as expected and its financial results could be harmed. Further, if these licensee customers fail to market products incorporating Cibus’ intellectual property at prices that will achieve or sustain market acceptance for those products, Cibus’ royalty revenues could be further harmed.

Any partnerships that Cibus may enter into in the future may not be successful.

Cibus may seek research and development partnerships or joint venture arrangements with third parties for the development or commercialization of certain intellectual property. To the extent that Cibus pursues such arrangements, Cibus will face significant competition in seeking appropriate partners. Moreover, such arrangements are complex and time-consuming to negotiate, document, implement and maintain. Cibus may not be successful in establishing or implementing such arrangements. The terms of any partnerships, joint ventures or other arrangements that Cibus may establish may not be favorable to Cibus.

The success of any future partnerships or joint ventures is uncertain, and will depend heavily on the efforts and activities of Cibus’ partners. Such arrangements are subject to numerous risks, including the risks that:

•	its partners may have significant discretion in determining the efforts and resources that they will apply to the arrangement;

•

its partners may not contribute sufficient capital or resources toward development in light of changes in strategic focus, competing priorities, availability of funding or capital resources, or other external factors;

•	its partners may delay or abandon development efforts, fail to conduct research and development activities that produce sufficient conclusory data, or provide insufficient funding;

•	its partners could develop, independently or with third parties, intellectual property or products that compete with Cibus’ productivity traits or sustainable ingredient products;

•

partners who license intellectual property rights from Cibus may not commit sufficient resources to, or otherwise not perform satisfactorily in executing, downstream product commercialization activities;

•	to the extent that such arrangements provide for exclusive rights, Cibus may be precluded from collaborating with others;

•

its partners may not properly maintain or defend Cibus’ intellectual property rights, or may use Cibus’ intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate Cibus’ intellectual property or proprietary information or expose Cibus to potential liability;

•

disputes may arise between Cibus and a partner that causes the delay or termination of research and development activities or downstream product commercialization efforts, or that result in costly litigation or arbitration that diverts management attention and resources;

•	such arrangements may be terminated, and, if terminated, may result in a need for additional capital for Cibus’ independent pursuit of matters previously covered by such arrangement;

•	its partners may own or co-own intellectual property that results from its arrangement; and

•	a partner’s activities may not be in compliance with applicable laws resulting in civil or criminal proceedings.

If ongoing or future field trials are unsuccessful, Cibus may be unable to complete the development of productivity trait candidates on a timely basis or at all.

Cibus relies on field trials to evaluate and demonstrate the efficacy of productivity traits that it has developed and evaluated in greenhouse conditions. Field trials allow Cibus to test the productivity traits that it has developed as well as to increase seed production, and to measure performance across multiple geographies and conditions. The successful completion of field trials is critical to the success of Cibus’ productivity trait development efforts and supports its licensing efforts with respect to its productivity trait candidates.

If Cibus’ ongoing or future field trials are unsuccessful or produce inconsistent results or unanticipated adverse effects on the agronomic performance of seeds with its traits, or if the field trials do not produce reliable data, Cibus’ productivity trait development efforts could be delayed, subject to additional regulatory review or abandoned entirely. In addition, in order to support its licensing efforts, it is necessary to collect data across multiple growing seasons and from different geographies. Even in cases where initial field trials are successful, Cibus cannot be certain that additional field trials conducted on a greater number of acres or in different geographies will also be successful. Many factors that are beyond Cibus’ control may adversely affect the success of these field trials, including unique geographic conditions, weather and climatic variations, disease or pests, or acts of protest or vandalism. Field trials, which may take up to 2-3 years, are costly, and any field trial failures that Cibus may experience may not be covered by insurance and, therefore, could result in increased costs, which may negatively impact its business and results of operations.

Cibus relies on third parties to conduct, monitor, support and oversee field trials, and any performance issues by them may impact Cibus’ ability to successfully commercialize products or license traits.

Cibus currently relies on third parties, such as growers, consultants, contractors, and universities, to conduct, monitor, support and oversee its field trials. Because field trials are conducted in multiple geographies, it is often difficult for Cibus to monitor the daily activity of the work being conducted by such third parties that it engages. Although Cibus provides its third parties with extensive protocols regarding the establishment, management, data collection, harvest, transportation and storage of its productivity trait candidates, Cibus has limited control over the execution of field trials. Poor field trial execution or data collection, failure to follow required agronomic practices, protocols or regulatory requirements, or mishandling of productivity trait candidates by these third parties could impair the success of Cibus’ field trials. Any such failures may result in delays in the development of Cibus’ productivity trait candidates or the incurrence of additional costs. Ultimately, Cibus remains responsible for ensuring that each of its field trials is conducted in accordance with the applicable protocol, legal and regulatory and agronomic standards, and its reliance on third parties does not relieve Cibus of its responsibilities. Should such third parties fail to comply with these standards, Cibus’ ability to develop its productivity trait candidates for licensing could be adversely impacted, and Cibus may be forced to incur additional costs in regaining compliance.

Additionally, if Cibus is unable to enter into, or maintain, agreements with such third parties on acceptable terms, or if any such engagement is terminated prematurely, Cibus may be unable to conduct or complete its field trials in the manner it anticipates. If Cibus’ relationship with any of these third parties is terminated, Cibus may be unable to enter into arrangements with alternative third parties on commercially reasonable terms, or at all. Switching or adding third parties can involve substantial cost and require extensive management time and focus. In addition, there is a natural transition period when any new third party commences field trial work. As a result, delays may occur, which could materially impact Cibus’ ability to meet its desired development timelines.

Cibus may lack the necessary expertise, personnel and resources to effectively license its productivity traits and sustainable ingredient products.

To successfully license the intellectual property underlying Cibus’ productivity traits and sustainable ingredient products, Cibus must develop, foster and maintain commercial relationships with a range of potential customers across several industries, including potential customers that may have long-standing historical relationships with competitors. In order to be successful in this regard, Cibus will need to develop and enhance its commercial team to both establish new relationships as well as to maintain relationships with existing customers. To foster the commercial success of Cibus’ licensee customers in effectively marketing and commercializing their products containing Cibus licensed intellectual property, Cibus will need to develop and build-out its own understanding of their respective industries and capabilities.

Factors that may affect Cibus’ ability to effectively license its intellectual property and support its licensee’s commercialization efforts include its ability to: recruit and retain adequate numbers of qualified personnel, effectively develop relationships with potential licensee customers in key industries, secure license agreements with companies requiring them to undertake specific commercialization activities within specified timeframes, and persuade downstream end users to purchase and use products that integrate Cibus licensed intellectual property.

Developing and maintaining such capabilities requires significant investment, is time-consuming and could delay the licensing of Cibus’ intellectual property with respect to productivity traits or sustainable ingredient products or the commercial launch of its licensees’ products.

Interruptions in the production or transportation of parent seeds could adversely affect Cibus’ operations and profitability.

With respect to productivity traits, Cibus’ licensee customers will provide elite germplasm to Cibus so that Cibus may introduce a desired productivity trait. Cibus will produce parent or hybrid seeds containing such productivity traits for the licensee customer. Cibus’ licensee customers would then utilize the parent seed containing Cibus’ traits to produce their own hybrids. Cibus will rely on contract seed producers for such parent seed production.

Poor execution, failure to follow required agronomic practices, protocols or regulatory requirements, or mishandling of productivity trait candidates by these contract seed producers could adversely affect products. Any such failures may result in delays in Cibus’ ability to deliver parent seed to Cibus’ licensee customers in a timely manner. Such delays could adversely affect the ability of Cibus’ licensee customers to deliver hybrid seed products to farmers to meet their planting window. Cibus’ dependency upon timely seed deliveries means that interruptions or stoppages in such deliveries, or delays or limitations with respect to seed production, could adversely affect Cibus’ operations until alternative arrangements could be made. Such a delay would adversely affect Cibus’, and its licensee customers’, reputations and revenues and could result in write-offs of inventory. If Cibus was unable to produce the necessary seed for an extended period of time for any reason, its business, customer relations, and operating results could suffer.

Cibus may not be able to identify suitable seed producers to meet its production needs. If Cibus does identify suitable seed producers, it may not be able to enter into cost effective agreements on acceptable terms. If any contract seed producers whom Cibus engages fail to perform their obligations as expected or breach or terminate their agreements with Cibus, or if Cibus is unable to secure the services of such third parties when and as needed, Cibus may lose opportunities to generate revenue from product sales.

The unintended presence of Cibus’ productivity traits in other products or plants, or of transgenes in Cibus’ products, may negatively affect Cibus.

Trace amounts of Cibus’ productivity traits may unintentionally be found outside its agricultural containment area in the products of third parties, which may result in negative publicity and claims of liability brought by such third parties against Cibus. Furthermore, in the event of an unintended dissemination of Cibus’ gene-edited germplasm into the environment, or the presence of unintended trace amounts of its traits in traditional seed, or in the grain or products produced from traditional crops, Cibus could be subject to claims by multiple parties, including environmental advocacy groups, as well as governmental actions such as mandated crop destruction, product recalls, or additional stewardship practices and environmental cleanup or monitoring.

Cibus’ productivity traits and sustainable ingredient products may not achieve commercial success quickly or at all.

Cibus intends to license intellectual property with respect to its RTDS-developed productivity traits and sustainable ingredient products to third parties. Cibus’ productivity traits and sustainable ingredient products are in various stages of development, and there are no established channels to market for their commercialization by potential licensee customers. If Cibus is unable to license its productivity traits and sustainable ingredient products on a significant scale, then Cibus may not be successful in building a profitable business.

Cibus expects to price its licenses based on its assessment of the value that Cibus believes its productivity traits and sustainable ingredient products will provide within the relevant end product market dynamics, rather than on the cost of production. If licensees, commercial product end users or other market participants attribute a lower value to Cibus’ productivity traits or sustainable ingredient products than Cibus does, they may not be willing to pay the premiums that Cibus expects to charge. Pricing levels may also be negatively affected if Cibus’ productivity traits or sustainable ingredient products traits are unsuccessful or suboptimal in producing or exhibiting the characteristics expected by Cibus and its licensees.

Public understanding of Cibus’ RTDS technologies and public perception and acceptance of gene-editing technologies, including Cibus’ RTDS technologies, could affect Cibus’ sales and results of operations and impact relevant government regulation.

The ability of Cibus’ licensees to successfully commercialize products containing Cibus’ productivity traits and sustainable ingredient products depends, in part, on public understanding and acceptance of gene editing.

Such understanding is particularly relevant with respect to plant gene editing, where end products may enter consumer food supply chains. Farmers, seed companies and end-product consumers may not understand the nature of Cibus’ RTDS technologies or the scientific distinction between Cibus’ non-transgenic products and processes and transgenic products and processes of competitors. As a result, these parties may transfer negative perceptions and attitudes regarding transgenic products to Cibus’ products and productivity trait candidates. A lack of understanding of Cibus’ RTDS technologies may also make consumers more susceptible to the influence of negative information provided by opponents of biotechnology. Some opponents of biotechnology actively seek to raise public concern about gene editing, whether transgenic or non-transgenic, by claiming that plant products developed using biotechnology are unsafe for consumption or use, pose risks of damage to the environment, or create legal, social and ethical dilemmas. The commercial success of Cibus’ trait candidates may be adversely affected by such claims, even if unsubstantiated. In addition, extreme opponents of biotechnology have vandalized the fields of farmers planting biotech seeds and facilities used by biotechnology companies. Any such acts of vandalism targeting the fields of farmers planting seed with Cibus traits, Cibus’ field testing sites or its research, production or other facilities, could adversely affect Cibus’ sales and costs.

Negative public perceptions about gene editing can also affect the regulatory environment in the jurisdictions in which Cibus is targeting the licensing of its intellectual property. Any increase in such negative perceptions or any restrictive government regulations in response thereto, could have a negative effect on Cibus’ business and may delay or impair its ability to enter licensing agreements or to receive milestone and royalty payments pursuant to such licensing arrangements.

Food products produced from crops containing Cibus’ productivity traits may fail to meet standards established by third-party non-GMO verification organizations, which could reduce the value of Cibus’ productivity traits to licensee customers.

Certain third-party organizations offer verification programs that seek to make non-GMO products easily identifiable for consumers. These organizations verify the non-GMO status of products (such as foods, beverages and vitamins) based on independently developed standards, and often authorize the display of specific markers or labels illustrating such status on the verified product’s packaging. Although the verification programs seek to identify finished products as non-GMO verified, the processes that they employ typically examine the individual ingredients and precursors, rather than the finished products.

Standards established by such third-party organizations for the verification of non-GMO status often differ from applicable regulatory legal standards governing non-GMO classification in the United States, Canada or other of Cibus’ target markets. As a result, notwithstanding a regulatory determination as to the non-GMO status of its RTDS technologies, products containing Cibus’ traits may fail to meet more restrictive or non-scientific standards imposed by these independent verification organizations. For example, a third-party verification organization could determine that it will withhold its non-GMO verification from any product developed using biotechnology, whether it is transgenic or not.

If third-party verification organizations were to determine that any products containing Cibus’ productivity traits, or gene-edited products generally, did not meet their non-GMO verification standards, and certified non-GMO seals or labels were not available for such products, Cibus’ reputation could be harmed, these products may be unable to demand non-GMO premiums, which could reduce the value of Cibus’ productivity traits to its licensee customers, and Cibus’ operating results could be adversely affected.

Cibus’ insurance coverage may be inadequate to cover all the liabilities Cibus may incur.

Cibus faces the risk of exposure to liability claims if any product that uses Cibus’ technologies or incorporates any of Cibus’ intellectual property causes injury. Although Cibus carries insurance at levels customary for companies in its industries, such coverage may become unavailable or be inadequate to cover all liabilities Cibus may incur. There can be no assurance that Cibus will be able to continue to maintain such insurance, or obtain comparable insurance at a reasonable cost, if at all. If Cibus is unable to obtain sufficient insurance coverage at an acceptable cost or otherwise, or if the amount of any claim against Cibus exceeds the coverage under its policies, Cibus may face significant expenses.

In the past Cibus has identified material weaknesses in its internal control over financial reporting.

If Cibus experiences material weaknesses in the future or fails to remediate identified material weaknesses, it may not be able to accurately or timely report its financial condition or results of operations, which may adversely affect investor confidence in Cibus and, as a result, the value of its securities.

Risks Related to Cibus’ Industries

Cibus’ success is partially dependent on its ability to make accurate predictions about customer demand in its industries.

Due to the lead time involved in developing a productivity trait or sustainable ingredient product candidate, Cibus and its licensee customers must make a number of assumptions and estimates regarding the commercial feasibility of development, including assumptions and estimates regarding the demand for end-products containing Cibus licensed intellectual property, the existence or non-existence of products being simultaneously developed by competitors, and potential market penetration and obsolescence, whether planned or unplanned.

As a result, it is possible that Cibus and its licensee customers may involve substantial time and resources to develop intellectual property for a contemplated end product that is quickly displaced or that addresses a market that no longer exists or is smaller than previously thought.

Agriculture

Cibus’ estimates and forecasts with respect to addressable acres, addressable trait acres, trait penetration rates and Cibus’ potential market share may prove to be inaccurate, and Cibus’ business could fail to achieve the same growth rates as other companies operating in the seed and trait industries.

Estimates about current markets and market opportunity estimates, projections and forecasts are based on assumptions and estimates that may not prove to be accurate and are therefore inherently uncertain. Cibus’ management makes estimates that it believes to be reasonable based on currently available information, but estimates, projections and forecasts relating to the size and expected growth of Cibus’ industry, the biotech seeds market, the market for productivity traits and expected trait penetration, and estimates regarding Cibus’ ability to capture addressable acres may prove to be materially inaccurate. In addition, management’s estimates about the incremental value increase that a novel, newly developed productivity trait may produce, may prove to be materially inaccurate.

In particular, management’s estimates, projections and forecasts include an assumption that changes are likely to be made to the European Union’s regulatory landscape that would enable Cibus’ productivity traits to be licensed for use in seed distributed in EU member states. This assumption could prove to be incorrect and if the RTDS technologies by which Cibus’ productivity traits are developed continues to be subject to GMO regulation in the EU, Cibus’ estimates, projections and forecasts would need to be materially revised. Assumptions regarding uncertain regulatory outcomes are subject to numerous risk. See “—Risks Related to Regulatory and Legal Matters.”

Even if Cibus’ general industry and market projections and forecasts are achieved, Cibus’ business could fail to realize management’s expectations with respect to Cibus’ ability to compete effectively, including by capturing addressable acres and realizing management’s expectations regarding trait values.

The overall agricultural industry is susceptible to commodity and raw material price changes.

Prices for agricultural commodities and their byproducts are often volatile and sensitive to local and international changes in supply and demand caused by a variety of factors, including general economic conditions, farmer planting and selling decisions, government agriculture programs and policies, global and local inventory levels, demand for biofuels, weather and crop conditions, food safety concerns, government regulations, and demand for and supply of, competing commodities and substitutes. As a result, Cibus may not be able to anticipate or react to changing costs by adjusting its practices, which could cause its operating results to deteriorate. Cibus may engage in hedging or other financial transactions to mitigate these risks. If these efforts are not successful, it could materially affect Cibus’ business, operating results and prospects and cause the value of its securities to decline.

The successful licensing of Cibus’ productivity trait candidates, and the commercialization by seed partners of seed products containing these traits, may also be adversely affected by fluctuations in the prices of agricultural commodities and agricultural inputs, such as fertilizer, energy, labor and water, in each case caused by market factors beyond Cibus’ control. Changes in the prices of certain raw materials used by farmers in growing Cibus’ crops could result in higher overall costs along the agricultural supply chain. Depending on the nature of such price changes, the cultivation of certain crops could be impacted to a greater extent than others. While increases in certain costs could make certain of Cibus’ productivity traits more valuable, increases in certain raw material costs could adversely affect demand for Cibus’ productivity traits, including as a result of farmers being less willing to transition to new and unfamiliar seed products containing Cibus traits.

Adverse weather and environmental conditions and natural disasters can cause significant costs and losses.

Cibus’ revenues will depend, in part, on trait royalties paid to Cibus from seed sales by the companies that license Cibus’ productivity traits for their commercial seed products. Calyxt’s licensees’ seed crops are vulnerable to adverse weather conditions, including windstorms, floods, drought and temperature extremes, which are common but difficult to predict. In addition, such seed crops are vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. The weather also can affect the quality, volume and cost of seed produced for sale as well as demand and product mix. In addition, climate change may increase the frequency or intensity of extreme weather such as storms, floods, heat waves, droughts and other events that could affect the quality, volume and cost of seed produced for sale as well as demand and product mix. Climate change may also affect the availability and suitability of arable land and contribute to unpredictable shifts in the average growing season and types of crops produced. Unfavorable growing conditions can reduce both crop size and quality.

Although Cibus licenses its traits to seed companies that are responsible for the growing of their seed directly, these factors can still impact Cibus by potentially decreasing the quality and yields of seed containing Cibus’ productivity traits and reducing Cibus’ licensees’ available inventory. These factors can adversely impact Cibus’ licensees sales, which would result in lower royalty payments to Cibus, which in turn may have a material adverse effect on Cibus’ business, results of operations and financial condition.

The agricultural industry is highly seasonal, which may cause Cibus’ sales and operating results to fluctuate significantly.

The sale of plant and seed products is dependent upon growing and harvesting seasons, which vary from year to year and across geographies as a result of weather-related shifts in planting schedules and purchase patterns of farmers. Seasonality in the seed industry is expected to result in both highly seasonal patterns and substantial fluctuations in quarterly sales and profitability for Cibus’ business and may be further impacted by climate change.

Seasonality also relates to the limited windows of opportunity that farmers have to complete required tasks at each stage of crop cultivation. Weather and environmental conditions and natural disasters, such as heavy rains, hurricanes, hail, floods, tornadoes, freezing conditions, excessively hot or cold weather, drought or fire, affect decisions by farmers about the types and amounts of seeds to plant and the timing of harvesting and planting such seeds. Should adverse conditions occur during key growing and harvesting seasons, such conditions could substantially impact demand for agricultural inputs. Any delayed or cancelled orders as a result of such conditions would negatively affect the quarter in which they occur and cause fluctuations in Cibus’ operating results.

Sustainable Ingredients

The sustainable ingredients industry is still emerging.

The sustainable, low-carbon ingredients industry is still emerging, driven by government policy and regulations, low-carbon technology advancement, and shifting sentiment and societal preferences, and as an emerging industry is characterized by rapid change.

Cibus’ future success will depend, in part, on its ability to adapt to address the evolving market environment and the changing needs of its licensee customers on a timely and cost-effective basis. This will require Cibus to compete with an increasing number of new market entrants, including companies that are pursuing novel technologies and methods of production.

Should Cibus be unable to effectively and efficiently address such market changes, this would have a material adverse effect on Cibus’ business, results of operations and financial condition.

Risks Related to Regulatory and Legal Matters

Ethical, legal and social concerns about the use of gene-edited plants and microorganisms could limit licensing demand for Cibus’ intellectual property.

The intellectual property that Cibus intends to license to third parties uses non-transgenic gene-editing of plants and microorganisms. Public perception about the safety of, and ethical, legal or social concerns over, gene-edited products, including plants and microorganisms, could affect public acceptance of products incorporating Cibus’ licensed intellectual property. If potential licensees are concerned that downstream products incorporating such licensed intellectual property may not be accepted by their customers or end-users, this may adversely impact demand for the licensing arrangements that Cibus intends to pursue. If Cibus is not able to overcome any such concerns, this could have a material adverse effect on Cibus’ business, results of operations and financial condition.

Regulatory requirements for gene-edited products are uncertain and evolving. Adverse changes in the current application of these laws would have a significant negative impact on Cibus’ ability to develop and commercialize its product candidates.

Changes in regulatory requirements applicable to Cibus’ productivity trait or sustainable ingredient product candidates could result in a substantial increase in the time and costs associated with their development and could negatively impact Cibus’ operating results.

To date, Cibus’ productivity trait products have been subject to the United States’ self-regulatory framework. Prior to August 2020, Cibus used the USDA’s AIR process for the assessment of its productivity traits. In 2004, APHIS informed Cibus in writing that products developed using its RTDS (specifically where Cibus used the GRON in an early version of its technologies under the RTDS umbrella) are not subject to regulation under the PPA. In 2018, the USDA determined not to require an AIR assessment for products that used modern forms of mutagenesis if it was clear these outcomes could occur in nature—an opinion that applies to Cibus’ newer technologies under the RTDS umbrella. In August 2020, the AIR process was replaced by the USDA’s SECURE rule, under which, certain categories of modified plants are exempt from regulations because they could have been developed through traditional breeding techniques and are unlikely to pose an increased plant pest risk. In addition, plants determined by APHIS to be non-regulated because they are unlikely to pose a plant pest risk, are exempt from the regulations, and a confirmation of this determination can be requested from APHIS. Cibus continues to work with the USDA, as developing plants with new productivity traits for herbicide tolerance or plants with multiple gene-edited traits may need to be assessed through the SECURE rule’s confirmation process.

In the event that any of Cibus’ productivity trait candidates are found to contain inserted genetic material or otherwise differ from the descriptions Cibus has provided to the USDA, the USDA could determine that such products or productivity trait candidates are regulated articles, which would require Cibus to comply with the more onerous permit and notification requirements of the PPA. Moreover, Cibus cannot assure you that the USDA will analyze any of Cibus’ future productivity trait candidates in a manner consistent with its analysis of Cibus’ products or productivity trait candidates to date. Complying with the USDA’s plant pest regulations, including permitting requirements, is a costly, time-consuming process and could substantially delay or prevent the commercialization of Cibus’ products.

There can be no guarantee that the governing regulations in the United States will not change. It is difficult for Cibus and its licensee customers to predict whether U.S. regulators will alter the manner in which they interpret existing laws and regulations or institute new regulations, or otherwise modify regulations in a way that will subject products developed with Cibus’ RTDS technologies to more burdensome standards, thereby substantially increasing the time and costs associated with required regulatory activities of Cibus and its customers. If the regulatory burden and expense required for the utilization of Cibus’ products becomes too significant, its customers may seek alternatives that involve lesser regulatory costs.

Some products containing Cibus’ productivity traits may be subject to FDA food product regulations or EPA environmental impact regulations. Under the FDA, any substance that is reasonably expected to become a food or animal feed component or additive is subject to FDA premarket review and approval, unless generally recognized among qualified experts as having been adequately shown to be GRAS or the use of the substance is otherwise excluded from the “food additive” definition. The FDA may classify some or all of Cibus’ productivity traits as containing a food additive that is not GRAS or otherwise determine that further review is required. Such classification would cause these productivity traits to require premarket approval, which could delay a licensee customer’s commercialization of products containing these productivity traits. Such a classification could substantially increase the time and costs associated with required regulatory activities of Cibus and its customers. If the regulatory burden and expense required becomes too significant, Cibus’ customers may seek alternatives that involve lesser regulatory costs.

The FDA’s thinking on the use of genome editing techniques to produce new plant varieties that are used for human or animal food continues to evolve, and in January 2017, the FDA announced an RFC seeking public input to help inform its thinking about human and animal foods derived from new plant varieties produced using genome editing techniques. If the FDA enacts new regulations or policies with respect to gene-edited plants, such policies could result in additional compliance costs and/or delay the commercialization of any products containing Cibus’ productivity trait candidates, which could adversely affect Cibus’ profitability.

In the EU, GMOs and genetically modified food and feed products can only be sold in the market once they have been properly authorized. With respect to GMOs and genetically modified food and feed products, an application for authorization must be submitted under Directive 2001/18/EC if a company seeks to release GMOs for experimental purposes (e.g., field tests) and/or to sell GMOs, as such or in products, in the market (e.g., cultivation, importation or processing) and an application for authorization must be submitted under Regulation (EC) 1829/2003 if a company seeks to sell GMOs in the market for food and feed use and/or food and feed products containing or produced from GMOs. At the national level, EU member states have the ability to restrict or prohibit GMO cultivation in their territories by invoking various public policy grounds. In addition, EU directives establish specific labeling and traceability requirements for GMOs and products that contain or are produced from GMOs.

Finally, genetically modified plant varieties must be authorized in accordance with Directive 2001/18/EC and/or Regulation (EC) 1829/2003, as applicable, before they can be included in a “Common Catalogue of Varieties,” which would permit the seeds of such genetically modified varieties to be marketed in the EU.

On July 25, 2018, the ECJ issued a final ruling that concluded that organisms obtained by modern mutagenesis plant breeding techniques, including Cibus’ ODM technologies, are GMOs and are subject to Directive 2001/18/EC and its obligations, including stringent pre-market authorization and associated environmental risk assessment requirements. The ECJ found further that varieties obtained by modern forms of mutagenesis are genetically modified varieties required to be authorized in accordance with Directive 2001/18/EC and/or Regulation (EC) 1829/2003, as applicable, before they can be included in a “Common Catalogue of Varieties,” which would permit the seeds of such genetically modified varieties to be marketed in the EU. As a result of the ECJ ruling, the authorities of EU member states are required to treat organisms obtained by new techniques of directed mutagenesis, including those utilized in substantially all productivity traits in Cibus’ current pipeline, as GMOs. Such organisms therefore remain subject to the onerous pre-market assessments and authorization procedures derived from Directive 2001/18/EC or, if applicable, Regulation (EC) 1829/2003, as well as to the labeling and traceability requirements applicable to GMOs.

Complying with such EU regulations is costly and time-consuming, and has no guarantee of success and could therefore substantially delay or totally prevent the commercialization in the EU of products containing productivity traits developed by Cibus. Accordingly, the EU regulatory framework materially adversely affects demand among potential licensee customers for Cibus’ gene-edited productivity traits.

See “Cibus Business—Government Regulations and Product Approval.”

Potential changes in regulatory frameworks that would be beneficial to Cibus may not come to fruition.

Currently, authorities of EU member states are required under EU regulations to treat organisms obtained by new techniques of directed mutagenesis, including those utilized in substantially all productivity traits in Cibus’ current pipeline, as GMOs. Such organisms therefore remain subject to onerous pre-market assessments and authorization procedures as well as labeling and traceability requirements applicable to GMOs.

For so long as the UK was an EU member state, the UK regulated GMOs in alignment with EU legislation. However, following the UK’s departure from the EU, the UK has diverged from this historical alignment. In May 2022, a Bill was introduced in the UK aiming to remove plants and animals produced using modern biotechnologies, and the food and feed derived from them, from Genetically Modified Organisms (GMO) regulation if those organisms could have occurred naturally or been produced by traditional methods. This Bill has reached the penultimate stage of the legislative process and is due to have its final reading before being granted royal assent on February 1, 2023. Although there can be no definitive certainty that the Bill will pass the final stage, given the lack of opposition to date, it appears most likely that the Bill will become law in 2023.

Cibus believes that the EU is also positioned for important regulatory changes that, if adopted, promise to enable more open and fair trade in agriculture for these new technologies. In connection with a follow-up case to the ECJ’s 2018 decision, the appointed Advocate General delivered an opinion suggesting to the ECJ that it declare certain GMOs—namely, those resulting from random mutagenesis applied in vitro—to be exempted from the EU’s GMO Directive. At the same time, the European Commission has announced that it is considering policy options aimed at facilitating the development and uptake of certain some new genomic techniques (NGTs) and their products, taking into account in particular the lower risk profiles of certain plants produced by certain techniques—namely, targeted mutagenesis and cisgenesis—compared to plants obtained with traditional transgenic genetic modification techniques. A proposal for a new EU Regulation in this field has been announced for the second half of 2023 which could potentially relax the rules applicable to the mentioned techniques and products.

Cibus’ management believes that there is strong momentum in the EU in support of changes to EU regulation of non-transgenic gene-editing, such as ODM techniques. Accordingly, although there cannot be any guarantee that any regulatory changes will be adopted in the EU, Cibus anticipates such changes occurring as early as 2023. Cibus management has reflected this expectation in its business plan, including its forecasts and projections regarding Cibus’ market opportunities.

Whether the regulatory changes in the UK will facilitate the sale of Cibus products in the UK and whether the regulatory changes in the EU will materialize and thereafter facilitate the sale of Cibus products in the EU remains speculative. If the EU regulatory changes do not come to fruition, products containing Cibus’ productivity traits would remain subject to the stringent EU regulations applicable to GMOs, which would require material adjustments to a key assumption underlying Cibus’ business plan. Further, even if the legal and regulatory regime in the UK and EU is relaxed as proposed, there can be no assurance that products including Cibus’ licensed productivity traits will be accepted by consumers and other market participants.

Finally, if and to the extent that the EU regulatory proposal is ultimately published, it will likely have to follow the ordinary legislative procedure, which means that approval by the European Council and the European Parliament will be necessary in order for European OGM law to be amended (and potentially relaxed) as regards the targeted NGTs, which process may take several years.

The regulatory environment varies greatly from region to region and in many countries is less developed than in the United States and the EU.

Outside of the United States and the EU, the regulatory environment around gene editing in plants and microorganisms is uncertain and varies greatly from jurisdiction to jurisdiction. Each jurisdiction may have its own regulatory framework regarding genetically modified organisms, which may include restrictions and regulations on planting and growing genetically modified plants and in the consumption and labeling of genetically modified foods, which may encapsulate products containing Cibus licensed intellectual property. The two leading jurisdictions, the United States and the EU, have distinctly different regulatory regimes. Cibus cannot predict how the global regulatory landscape regarding gene editing in plants and microorganisms will evolve, and Cibus may incur increased regulatory costs as regulations change in the jurisdictions in which it operates.

Cibus cannot predict whether or when any jurisdiction will change its regulations with respect to products incorporating Cibus licensed intellectual property. Advocacy groups have engaged in publicity campaigns and filed lawsuits in various countries against companies and regulatory authorities, seeking to halt regulatory approval activities or influence public opinion against genetically engineered products. In addition, governmental reaction to negative publicity could result in greater regulation of genetic research and derivative products or regulatory costs that render Cibus’ product development and the commercialization of products containing Cibus licensed intellectual property cost prohibitive.

The scale of the commodity food industry may make it difficult to monitor and control the distribution of products containing gene-edited Cibus traits. As a result, such products may be sold inadvertently within jurisdictions where they are not approved for distribution. Such sales may lead to regulatory challenges or lawsuits against its licensees, which could seek to name Cibus as a party and which could result in significant expenses and management attention.

Government policies and regulations, particularly those affecting the agricultural sector and related industries, could adversely affect Cibus’ operations and profitability.

Agricultural production and trade flows are subject to government policies and regulations. Governmental policies and approvals of technologies affecting the agricultural industry, such as taxes, tariffs, duties, subsidies, incentives and import and export restrictions on agricultural commodities and commodity products can influence the planting of certain crops, the location and size of crop production, and the volume and types of imports and exports. Future government policies in the United States, Canada, the EU or in other countries could discourage farmers from using products containing Cibus productivity traits or food processors from purchasing harvested crops containing Cibus’ traits or could encourage the use of its competitors’ products, which would put Cibus at a commercial disadvantage and could negatively impact its future revenues and results of operations.

Cibus uses hazardous chemicals and biological materials in its business. Compliance with environmental, health and safety laws and regulations and any claims relating to improper handling, storage or disposal of these materials could be time consuming and costly.

Cibus is subject to federal, state, local and foreign environmental, health and safety laws and regulations, including those governing laboratory procedures, the handling, use, storage, treatment, manufacture and disposal of hazardous materials and wastes, discharge of pollutants into the environment and human health and safety matters. Cibus’ research and development processes may involve the controlled use of hazardous materials, including chemicals and biological materials. Cibus cannot eliminate the risk of contamination or discharge and any resultant injury from these materials. Cibus may be sued for any injury or contamination that results from its use or the use by third parties of these materials, or may otherwise be required to remediate such contamination, and Cibus’ liability with respect to such claims may exceed any insurance coverage that it maintains or the value of its total assets. Compliance with environmental, health and safety laws and regulations is time consuming and expensive. If Cibus fails to comply with these requirements, it could incur substantial costs and liabilities, including civil or criminal fines and penalties, clean-up costs or capital expenditures for control equipment or operational changes necessary to achieve and maintain compliance. In addition, Cibus cannot predict the impact on its business of new or amended environmental, health and safety laws or regulations or any changes in the way existing and future laws and regulations are interpreted and enforced. These current or future laws and regulations may impair Cibus’ research, development or production efforts.

Adverse outcomes in future legal proceedings could subject Cibus to substantial damages, adversely affect its results of operations, harm its reputation and result in governmental actions.

Cibus may become party to legal proceedings, including matters involving personnel and employment issues, personal injury, product liability, environmental matters, intellectual property disputes and other proceedings. Cibus may be held liable if its traits do not perform as anticipated by its customers, or if any product that uses its technologies or incorporates any of its traits causes injury or is found otherwise unsuitable during marketing, sale or consumption. Courts could levy substantial damages against Cibus in connection with claims for injuries allegedly caused by use of such products.

The detection of unintended traits in Cibus’ products could result in governmental actions such as mandated crop destruction, product recalls or environmental cleanup or monitoring. Concerns about seed quality could also lead to additional regulations being imposed on Cibus’ business, such as regulations related to testing procedures, mandatory governmental reviews of biotechnology advances, or the integrity of the food supply chain from the farm to the finished product.

Depending on their nature, certain future legal proceedings could result in substantial damages or payment awards that exceed Cibus’ insurance coverage. Cibus will estimate its exposure to any future legal proceedings and establish provisions for the estimated liabilities where it is reasonably possible to estimate and where an adverse outcome is probable. Assessing and predicting the outcome of these matters will involve substantial uncertainties. Furthermore, even if the outcome is ultimately in Cibus’ favor, its costs associated with such litigation may be material. Adverse outcomes in future legal proceedings or the costs and expenses associated therewith could damage Cibus’ market reputation and have an adverse effect on its results of operations.

Cibus is subject to governmental export and import controls that could impair its ability to compete in international markets due to licensing requirements and subject Cibus to liability if it is not in compliance with applicable laws.

Cibus’ productivity trait and sustainable ingredient candidates are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanction regulations administered by the U.S. Treasury Department’s Office of Foreign

Assets Controls. Exports of Cibus’ technologies must be made in compliance with these laws and regulations. If Cibus fails to comply with these laws and regulations, Cibus and certain of its employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on Cibus and the responsible employees or managers; and, in extreme cases, the incarceration of the responsible employees or managers.

In addition, changes in Cibus’ technologies or changes in applicable export or import laws and regulations may create delays in the introduction and sale of products containing Cibus’ technologies in international markets, prevent Cibus’ customers from deploying their products or, in some cases, prevent the export or import of Cibus’ technologies to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of Cibus’ technologies, or in its decreased ability to export or sell its products to existing or potential customers. Any decreased use of Cibus’ technologies or limitation on Cibus’ ability to export or sell such technologies would likely adversely affect its business, financial condition and results of operations.

Cibus is subject to anti-corruption and anti-money laundering laws with respect to both its domestic and international operations, and non-compliance with such laws can subject Cibus to criminal and civil liability and harm its business.

Cibus is subject to the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and possibly other anti-bribery and anti-money laundering laws in countries in which it conducts activities. Anti-corruption laws are interpreted broadly and prohibit Cibus from authorizing, offering, or directly or indirectly providing improper payments or benefits to recipients in the public or private sector. Cibus may have direct and indirect interactions with government agencies and state affiliated entities and universities in the course of its business. Cibus may also have certain matters come before public international organizations such as the United Nations. Cibus uses third-party contractors, strategic commercial partners, law firms, and other representatives for certain aspects of regulatory compliance, patent registration, lobbying, deregulation advocacy, field testing, and other purposes in a variety of countries. Cibus can be held liable for the corrupt or other illegal activities of these third-parties, Cibus’ employees, representatives, contractors and agents, even if Cibus does not explicitly authorize such activities. In addition, although Cibus has implemented policies and procedures to ensure compliance with anti-corruption and related laws, there can be no assurance that all of its employees, representatives, contractors, partners, or agents will comply with these laws at all times. Noncompliance with these laws could subject Cibus to whistleblower complaints, investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and debarment from contracting with certain governments or other persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. If any subpoenas or investigations are launched, or governmental or other sanctions are imposed, or if Cibus does not prevail in any possible civil or criminal litigation, its business, results of operations and financial condition could be materially harmed. In addition, responding to any action will likely result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Enforcement actions and sanctions could further harm Cibus’ business, results of operations and financial condition.

Risks Related to Intellectual Property

Cibus’ ability to compete may decline if it does not adequately protect its intellectual property proprietary rights.

Cibus’ commercial success depends, in part, on obtaining and maintaining proprietary rights to its and its licensors’ intellectual property as well as successfully defending these rights against third party challenges. Cibus will only be able to protect its products, productivity trait or sustainable ingredient candidates, processes and technologies from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. Cibus’ ability to obtain patent protection for its products, productivity trait or sustainable ingredient candidates, processes and technologies is uncertain due to a number of factors, including:

•	Cibus or its licensors may not have been the first to invent the technology covered by Cibus’ or their pending patent applications or issued patents;

•

Cibus cannot be certain that it or its licensors were the first to file patent applications covering Cibus’ products, productivity trait or sustainable ingredient candidates, processes or technologies, as patent applications in the United States and most other countries are confidential for a period of time after filing;

•	others may independently develop identical, similar or alternative products, productivity trait or sustainable ingredient candidates, processes and technologies;

•	the disclosures in Cibus’ or its licensors’ patent applications may not be sufficient to meet the statutory requirements for patentability;

•	any or all of Cibus’ or its licensors’ pending patent applications may not result in issued patents;

•	Cibus or its licensors may not seek or obtain patent protection in countries or jurisdictions that may eventually provide Cibus a significant business opportunity;

•

any patents issued to Cibus or its licensors may not provide a basis for commercially viable products, may not provide any competitive advantages, or may be successfully challenged by third parties, which may result in Cibus’ or its licensors’ patent claims being narrowed, invalidated or held unenforceable;

•	Cibus’ products, productivity trait or sustainable ingredient candidates, processes and technologies may not be patentable;

•

others may design around Cibus’ or its licensors’ patent claims to produce competitive products, productivity trait or sustainable ingredient candidates, processes and technologies that fall outside of the scope of Cibus’ or its licensors’ patents; and

•	others may identify prior art or other bases upon which to challenge and ultimately invalidate Cibus’ or its licensors’ patents or otherwise render them unenforceable.

Even if Cibus owns, obtains or in-licenses patents covering its products, productivity trait or sustainable ingredient candidates, processes and technologies, Cibus may still be barred from making, using and selling its products, productivity trait or sustainable ingredient candidates, processes and technologies because of the patent rights or intellectual property rights of others. Others may have filed, and in the future may file, patent applications covering products, productivity trait or sustainable ingredient candidates, processes or technologies that are similar or identical to Cibus’, which could materially affect Cibus’ ability to successfully develop and commercialize its products and productivity trait or sustainable ingredient candidates. In addition, because patent applications can take many years to issue, there may be currently pending applications unknown to Cibus that may later result in issued patents that Cibus’ products, productivity trait or sustainable ingredient candidates, processes or technologies may infringe. These patent applications may have priority over patent applications filed by Cibus or its licensors.

Obtaining and maintaining a patent portfolio entails significant expense of resources. Part of such expense includes periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications due over the course of several stages of prosecuting patent applications, and over the lifetime of maintaining and enforcing issued patents. Cibus or its licensors may or may not choose to pursue or maintain protection for particular intellectual property in Cibus’ or its licensors’ portfolio. If Cibus or its licensors choose to forgo patent protection or to allow a patent application or patent to lapse purposefully or inadvertently, Cibus’ competitive position could suffer. Furthermore, Cibus and its licensors employ reputable law firms and other professionals to help comply with the various procedural, documentary, fee payment and other similar provisions Cibus and they are subject to and, in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which failure to make certain payments or noncompliance with certain requirements in the patent prosecution and maintenance process can result in abandonment or lapse of a patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, Cibus’ competitors might be able to enter the market, which would have a material adverse effect on Cibus’ business.

Legal action that may be required to enforce Cibus’ patent rights can be expensive and may involve the diversion of significant management time. In addition, these legal actions could be unsuccessful and could also result in the invalidation of Cibus’ or its licensors’ patents or a finding that they are unenforceable. Cibus or its licensors may or may not choose to pursue litigation or other actions against those that have infringed on Cibus’ or their patents, or have used them without authorization, due to the associated expense and time commitment of monitoring these activities. In some cases, the enforcement and defense of patents Cibus in-licenses is controlled by the applicable licensor. If such licensor fails to actively enforce and defend such patents, any competitive advantage afforded by such patents could be materially impaired. In addition, some of Cibus’ competitors may be able to sustain the costs of such litigation or proceedings more effectively than Cibus or its licensors can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite Cibus’ efforts, Cibus may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging Cibus’ intellectual property rights. If Cibus fails to protect or to enforce its intellectual property rights successfully, its competitive position could suffer, which could harm its results of operations.

In addition to patent protection, because Cibus operates in the highly technical field of biotechnology, Cibus relies in part on trade secret protection in order to protect its proprietary technology and processes. However, trade secrets are difficult to protect. Monitoring unauthorized uses and disclosures is difficult, and Cibus does not know whether the steps it has taken to protect its proprietary technologies will be effective. Cibus cannot guarantee that its trade secrets and other proprietary and confidential information will not be disclosed or that competitors will not otherwise gain access to Cibus’ trade secrets. Despite these efforts, any of these parties may breach the agreements and disclose Cibus’ proprietary information, including its trade secrets, and Cibus may not be able to obtain adequate remedies for such breaches. Cibus enters into confidentiality and intellectual property assignment agreements with its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by the party or made known to the party by Cibus during the course of the party’s relationship with Cibus. These agreements also generally provide that inventions conceived by the party in the course of rendering services to Cibus will be Cibus’ exclusive property. However, these agreements may be breached or held unenforceable and may not effectively assign intellectual property rights to Cibus.

In addition to contractual measures, Cibus tries to protect the confidential nature of its proprietary information using physical and technological security measures. Such measures may not provide adequate protection for Cibus’ proprietary information. For example, Cibus’ security measures may not prevent an employee or consultant with authorized access from misappropriating Cibus’ trade secrets and providing them to a competitor, and the recourse Cibus has available against such misconduct may not provide an adequate remedy to protect its interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Furthermore, Cibus’ proprietary information may be independently developed by others in a manner that could prevent legal recourse by Cibus. If any of Cibus’ confidential or proprietary information, including its trade secrets, were to be disclosed or misappropriated, or if any such information was independently developed by a competitor, Cibus’ competitive position could be harmed and its business could be materially and adversely affected.

Patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to Cibus, could negatively impact its competitive position.

The patent positions of biotechnology companies and other actors in Cibus’ fields of business can be highly uncertain and typically involve complex scientific, legal and factual analyses. In particular, the interpretation and breadth of claims allowed in some patents covering biological compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office (the “USPTO”) and foreign patent offices are sometimes uncertain and could change in the future. Consequently, the issuance and scope of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated, narrowed or circumvented. U.S. patents and patent applications may also be subject to interference proceedings, and U.S. patents may be subject to reexamination proceedings, post-grant review, inter partes review, or other administrative proceedings in the USPTO. Foreign patents as well may be subject to opposition or comparable proceedings in corresponding foreign patent offices. Challenges to Cibus’ or its licensors’ patents and patent applications, if successful, may result in the denial of Cibus’ or its licensors’ patent applications or the loss or reduction in their scope. In addition, such interference, reexamination, post-grant review, inter partes review, opposition proceedings and other administrative proceedings may be costly and involve the diversion of significant management time. Accordingly, rights under any of Cibus’ or its licensors’ patents may not provide Cibus with sufficient protection against competitive products or processes and any loss, denial or reduction in scope of any of such patents and patent applications may have a material adverse effect on Cibus’ business.

Furthermore, even if not challenged, Cibus’ or its licensors’ patents and patent applications may not adequately protect its products, productivity trait or sustainable ingredient candidates, processes or technologies or prevent others from designing their products or technology to avoid being covered by Cibus’ or its licensors’ patent claims. If the breadth or strength of protection provided by the patents Cibus owns or licenses with respect to its products, productivity trait or sustainable ingredient candidates, processes or technologies is threatened, it could dissuade companies from partnering with Cibus to develop, and could threaten its ability to successfully commercialize, its products and productivity trait or sustainable ingredient candidates. Furthermore, for U.S. patent applications in which claims are entitled to a priority date before March 16, 2013, an interference proceeding can be provoked by a third party or instituted by the USPTO in order to determine who was the first to invent any of the subject matter covered by such patent claims.

In addition, changes in, or different interpretations of, patent laws in the United States and other countries may permit others to use Cibus’ discoveries or to develop and commercialize Cibus’ technologies and products without providing any notice or compensation to Cibus, or may limit the scope of patent protection that Cibus or its licensors are able to obtain. The laws of some countries do not protect intellectual property rights to the same extent as U.S. laws and those countries may lack adequate rules and procedures for defending Cibus’ intellectual property rights.

If Cibus or its licensors fail to obtain and maintain patent protection and trade secret protection of Cibus’ products, productivity trait or sustainable ingredient candidates, processes and technologies, Cibus could lose its competitive advantage and competition it faces would increase, potentially reducing revenues and having a material adverse effect on its business.

The lives of Cibus’ patents may not be sufficient to effectively protect its products and business.

Patents have a limited lifespan. Individual patent terms extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. In the United States, the natural expiration of a patent is generally 20 years after its first effective filing date. Although various extensions may be available, the life of a patent, and the protection it affords, is limited. In addition, although a U.S. patent’s life can be increased based on certain delays caused by the USPTO, this increase can be reduced or eliminated based on certain delays caused by the patent applicant during patent prosecution. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country, and depends upon many factors, including the type of patent, the scope of its coverage, the availability of legal remedies in a particular country, and the validity and enforceability of the patent. If Cibus or its licensors do not have sufficient patent life to protect its products, productivity trait or sustainable ingredient candidates, processes and technologies, its business and results of operations will be adversely affected.

Cibus will not seek to protect its intellectual property rights in all jurisdictions throughout the world and Cibus may not be able to adequately enforce its intellectual property rights even in the jurisdictions where Cibus seeks protection.

Filing, prosecuting and defending patents on Cibus’ products, productivity trait or sustainable ingredient candidates, processes and technologies in all countries and jurisdictions throughout the world would be prohibitively expensive, and Cibus’ intellectual property rights in some countries outside the United States could be less extensive than those in the United States, assuming that rights are obtained in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Cibus may not be able to prevent third parties from practicing Cibus’ inventions in all countries outside the United States, or from selling or importing products made using Cibus’ inventions in and into the United States or other jurisdictions.

Competitors may use Cibus’ technologies in jurisdictions where Cibus or its licensors do not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where Cibus or its licensors have patent protection, but where the ability to enforce Cibus’ or its licensors’ patent rights is not as strong as in the United States. These products may compete with Cibus’ products and its intellectual property rights and such rights may not be effective or sufficient to prevent such competition.

The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States. Patent protection must be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, Cibus and its licensors may choose not to seek patent protection in certain countries, and Cibus will not have the benefit of patent protection in such countries. In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biotechnologies, and the requirements for patentability differ, in varying degrees, from country to country, and the laws of some foreign countries do not protect intellectual property rights, including trade secrets, to the same extent as federal and state laws of the United States. As a result, many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. Such issues may make it difficult for Cibus to stop the infringement, misappropriation or other violation of its intellectual property rights. For example, many foreign countries, including the EU countries, have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. In those countries, Cibus and its licensors may have limited remedies if patents are infringed or if Cibus or its licensors are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit Cibus’ potential revenue opportunities. Accordingly, Cibus’ and its licensors’ efforts to enforce intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Cibus owns or licenses. Similarly, if Cibus’ trade secrets are disclosed in a foreign jurisdiction, competitors worldwide could have access to Cibus’ proprietary information and Cibus may be without satisfactory recourse. Such disclosure could have a material adverse effect on Cibus’ business. Moreover, Cibus’ ability to protect and enforce its intellectual property rights may be adversely affected by unforeseen changes in foreign intellectual property laws.

Furthermore, proceedings to enforce Cibus’ licensors’ and Cibus’ own patent rights and other intellectual property rights in foreign jurisdictions could result in substantial costs and divert Cibus’ efforts and attention from other aspects of its business, could put Cibus’ or its licensors’ patents at risk of being invalidated or interpreted narrowly, could put Cibus’ or its licensors’ patent applications at risk of not issuing and could provoke third parties to assert claims against Cibus or its licensors. Cibus may not prevail in any lawsuits that it initiates and the damages or other remedies awarded to Cibus, if any, may not be commercially meaningful, while the damages and other remedies Cibus may be ordered to pay such third parties may be significant. Accordingly, Cibus’ licensors’ and Cibus’ own efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Cibus develops or licenses.

Third parties may assert rights to inventions Cibus develops or otherwise regards as its own.

Third parties may in the future make claims challenging the inventorship or ownership of Cibus’ or its licensors’ intellectual property. Cibus has written agreements with research and development partners that provide for the ownership of intellectual property arising from its strategic alliances. These agreements provide that Cibus must negotiate certain commercial rights with such partners with respect to joint inventions or inventions made by Cibus’ partners that arise from the results of the strategic alliance. In some instances, there may not be adequate written provisions to address clearly the allocation of intellectual property rights that may arise from the respective alliance. If Cibus cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from Cibus’ use of a third-party partner’s materials when required, or if disputes otherwise arise with respect to the intellectual property developed through the use of a partner’s samples, Cibus may be limited in its ability to capitalize on the full market potential of these inventions. In addition, Cibus may face claims by third parties that its agreements with employees, contractors or consultants obligating them to assign intellectual property to Cibus are ineffective, or are in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property Cibus has developed or will develop and could interfere with Cibus’ ability to capture the full commercial value of such inventions. Litigation may be necessary to resolve an ownership dispute, and if Cibus is not successful, Cibus may be precluded from using certain intellectual property and associated products, processes and technologies, or may lose its rights in that intellectual property. Either outcome could have a material adverse effect on Cibus’ business.

Cibus may not identify relevant third party patents or may incorrectly interpret the relevance, scope or expiration of a third party patent which might adversely affect Cibus’ ability to develop and market its products or productivity trait or sustainable ingredient candidates.

Cibus cannot guarantee that any of its patent searches or analyses, including but not limited to the identification of relevant patents, the scope of patent claims or the expiration of relevant patents, are complete or thorough, nor can Cibus be certain that it has identified each and every third party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of Cibus’ products or productivity trait or sustainable ingredient candidates in any jurisdiction.

The scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Cibus’ interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact Cibus’ ability to market its products. Cibus may incorrectly determine that its products are not covered by a third party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Cibus’ determination of the expiration date of any patent in the United States or abroad that Cibus considers relevant may be incorrect, which may negatively impact Cibus’ ability to develop and market its products or productivity trait or sustainable ingredient candidates. Cibus’ failure to identify and correctly interpret relevant patents may negatively impact its ability to develop and market its products or productivity trait or sustainable ingredient candidates.

Third parties may assert that Cibus’ employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

Cibus currently employs, and in the future may employ, individuals who were previously employed at universities or other biotechnology companies, including Cibus’ competitors or potential competitors. Although Cibus tries to ensure that its employees and consultants do not use the proprietary information or know-how of others in their work for Cibus, Cibus may be subject to claims that it or its employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. Litigation may be necessary to defend against these claims. If Cibus fails in defending any such claims, in addition to paying monetary damages, Cibus may lose valuable intellectual property rights or personnel or damage its reputation. Even if Cibus is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Any infringement, misappropriation or other violation by Cibus of intellectual property rights of others may prevent or delay Cibus’ product development efforts and may prevent or increase the costs of Cibus successfully commercializing its products or productivity trait or sustainable ingredient candidates, if approved.

The biotechnology industry is characterized by extensive litigation regarding patents and other intellectual property rights. Cibus’ success will depend in part on its ability to operate without infringing, misappropriating or otherwise violating the intellectual property and proprietary rights of third parties. Cibus cannot assure you that its business operations, products, productivity trait or sustainable ingredient candidates and methods and the business operations, products, productivity trait or sustainable ingredient candidates and methods of its partners do not or will not infringe, misappropriate or otherwise violate the patents or other intellectual property rights of third parties. Cibus may, from time to time, utilize techniques or compounds for which Cibus has determined a license is not required. For example, in some cases, Cibus uses DNA-breaking reagents, such as CRISPR-Cas9, to make site-specific cuts in the DNA of a plant cell. In cases where Cibus has determined a license is not required, other parties may allege that the use of such techniques or compounds infringes, misappropriates or otherwise violates patent claims or other intellectual property rights held by them or that Cibus is employing their proprietary technology without authorization.

Other parties may allege that Cibus’ products, productivity trait or sustainable ingredient candidates, processes or technologies infringe, misappropriate or otherwise violate patent claims or other intellectual property rights held by them or that Cibus is employing their proprietary technology without authorization. Patent and other types of intellectual property litigation can involve complex factual and legal questions, and their outcome is uncertain. Any claim relating to intellectual property infringement that is successfully asserted against Cibus may require Cibus to pay substantial damages, including treble damages and attorneys’ fees if Cibus or its partners are found to be willfully infringing another party’s patents, for past use of the asserted intellectual property and royalties and other consideration going forward if Cibus is forced to take a license. Such a license may not be available on commercially reasonable terms, or at all. Even if Cibus was able to obtain a license, it could be non-exclusive, thereby giving Cibus’ competitors access to the same intellectual property rights or technologies licensed to Cibus. In addition, if any such claim were successfully asserted against Cibus and Cibus could not obtain a license, Cibus or its partners may be forced to stop or delay developing, manufacturing, selling or otherwise commercializing its products, productivity trait or sustainable ingredient candidates or other infringing technology, or those Cibus develops with its research and development partners.

Even if Cibus is successful in these proceedings, Cibus may incur substantial costs and divert management time and attention pursuing these proceedings, which could have a material adverse effect on Cibus. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Cibus’ confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if investors perceive these results to be negative, it could have a substantial adverse effect on the value of Cibus’ securities. Such litigation or proceedings could substantially increase Cibus’ operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. If Cibus is unable to avoid infringing the patent rights of others, Cibus may be required to seek a license, defend an infringement action or challenge the validity of the patents in court, or redesign its products. Patent litigation is costly and time consuming. Cibus may not have sufficient resources to bring these actions to a successful conclusion. In addition, intellectual property litigation or claims could force Cibus to do one or more of the following:

•	cease developing, selling or otherwise commercializing its products or productivity trait or sustainable ingredient candidates;

•	pay substantial damages for past use of the asserted intellectual property;

•	obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all; and

•

in the case of trademark claims, redesign, or rename trademarks Cibus may own, to avoid infringing the intellectual property rights of third parties, which may not be possible and, even if possible, could be costly and time-consuming.

Any of these risks coming to fruition could have a material adverse effect on Cibus’ business, results of operations, financial condition and prospects.

Cibus may be unsuccessful in licensing or acquiring intellectual property from third parties that may be required to develop and commercialize Cibus’ products or productivity trait or sustainable ingredient candidates.

Because Cibus’ programs may involve the use of intellectual property or proprietary rights held by third parties, the growth of Cibus’ business will likely depend in part on its ability to acquire, in-license or use these intellectual property and proprietary rights. For example, if Cibus determined to use a technology to perform its gene editing, Cibus may need one or more licenses to use that technology. However, Cibus may be unable to acquire or in-license any third-party intellectual property or proprietary rights. Even if Cibus is able to acquire or in-license such rights, Cibus may be unable to do so on commercially reasonable terms. The licensing and acquisition of third party intellectual property and proprietary rights is a competitive area, and a number of more established companies are also pursuing strategies to license or acquire third party intellectual property and proprietary rights that Cibus may consider attractive or necessary. These established companies may have a competitive advantage over Cibus due to their size, capital resources and agricultural development and commercialization capabilities.

Cibus sometimes partners with academic institutions to accelerate its research and development under written agreements with these institutions. Typically, these institutions provide Cibus with an option to negotiate a license to any of the institution’s rights in technology resulting from the strategic alliance. Regardless of such option, Cibus may be unable to negotiate a license within the specified time frame or under terms that are acceptable to Cibus, and the institution may license such intellectual property rights to third parties, potentially blocking Cibus’ ability to pursue its development and commercialization plans.

In addition, companies that perceive Cibus to be a competitor may be unwilling to assign or license intellectual property and proprietary rights to Cibus. Cibus also may be unable to license or acquire third party intellectual property and proprietary rights on terms that would allow it to make an appropriate return on its investment or at all. If Cibus is unable to successfully acquire or in-license rights to required third party intellectual property and proprietary rights or maintain the existing intellectual property and proprietary rights Cibus has, Cibus may have to cease development of the relevant program, product or productivity trait or sustainable ingredient candidate, which could have a material adverse effect on its business.

If Cibus fails to comply with its obligations in the agreements under which Cibus licenses intellectual property rights from third parties or otherwise experience disruptions to its business relationships with its licensors, Cibus could lose license rights that are important to its business.

Cibus is a party to a number of intellectual property license agreements that are important to its business and expects to enter into additional license agreements in the future. Cibus’ existing license agreements impose, and

Cibus expects that future license agreements will impose, various diligence, royalty and other obligations on Cibus. If Cibus fails to comply with its obligations under these agreements, or Cibus is subject to a bankruptcy, its licensors may have the right to terminate the license, in which event Cibus would not be able to market products or productivity trait or sustainable ingredient candidates covered by the license.

In addition, disputes may arise regarding the payment of the royalties or other considerations due to licensors in connection with Cibus’ exploitation of the rights it licenses from them. Licensors may contest the basis of payments Cibus retained and claim that Cibus is obligated to make payments under a broader basis. In addition to the costs of any litigation Cibus may face as a result, any legal action against Cibus could increase its payment obligations under the respective agreement and require Cibus to pay interest and potentially damages to such licensors.

In some cases, patent prosecution of Cibus’ licensed technology is controlled solely by the licensor. If such licensor fails to obtain and maintain patent or other protection for the proprietary intellectual property Cibus licenses from such licensor, Cibus could lose its rights to such intellectual property or the exclusivity of such rights, and its competitors could market competing products using such intellectual property. In addition, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of Cibus’ business. In that event, Cibus may be required to expend significant time and resources to develop or license replacement technology. If Cibus is unable to do so, Cibus may be unable to develop or commercialize the affected products and productivity trait or sustainable ingredient candidates, which could harm its business significantly. In other cases, Cibus controls the prosecution of patents resulting from licensed technology. In the event Cibus breaches any of its obligations related to such prosecution, Cibus may incur significant liability to its licensing partners. Cibus may also require the cooperation of its licensors to enforce any licensed patent rights, and such cooperation may not be provided. Moreover, Cibus has obligations under these license agreements, and any failure to satisfy those obligations could give its licensor the right to terminate the agreement. Termination of a necessary license agreement could have a material adverse impact on Cibus’ business.

Licensing of intellectual property is of critical importance to Cibus’ business and involves complex legal, business and scientific issues and is complicated by the rapid pace of scientific discovery in its industry. Disputes may arise regarding intellectual property subject to a licensing agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	the basis of royalties and other consideration due to its licensors;

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the extent to which its products, productivity trait or sustainable ingredient candidates, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	the sublicensing of patent and other rights under its development relationships;

•	Cibus’ diligence obligations under the license agreement and what activities satisfy those diligence obligations;

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by its licensors and Cibus and its partners; and

•	the priority of invention of patented technology.

If disputes over intellectual property that Cibus has licensed from third parties prevent or impair Cibus’ ability to maintain its current licensing arrangements on acceptable terms, Cibus may be unable to successfully develop and commercialize the affected products or productivity trait or sustainable ingredient candidates, which could have a material adverse effect on its business.

Some of the licenses Cibus may grant to its licensing partners to use Cibus’ proprietary genes in certain crops may be exclusive within certain jurisdictions, which could limit Cibus’ licensing opportunities.

Some of the licenses Cibus may grant its licensing partners to use Cibus’ proprietary traits in certain crops may be exclusive within specified jurisdictions, so long as its licensing partners comply with certain diligence requirements. That means that once traits are licensed to a licensing partner in a specified crop or crops, Cibus may be generally prohibited from licensing those traits to any third party. The limitations imposed by such exclusive licenses could prevent Cibus from expanding its business and increasing its product development initiatives with new licensing partners, both of which could adversely affect Cibus’ business and results of operations.

Cibus’ results of operations will be affected by the level of royalty payments that Cibus is required to pay to third parties.

Cibus is, or may become, party to agreements, including licensing agreements and its Warrant Exchange Agreement (as defined herein), that require Cibus to remit royalty payments and other payments related to its owned or licensed intellectual property.

Under its in-license agreements, Cibus may pay up-front fees and milestone payments and be subject to future royalties. Cibus cannot precisely predict the amount, if any, of royalties it will owe in the future, and if its calculations of royalty payments are incorrect, Cibus may owe additional royalties, which could negatively affect its results of operations. As its product sales increase, Cibus may, from time to time, disagree with its third-party collaborators as to the appropriate royalties owed and the resolution of such disputes may be costly and may consume management’s time. Furthermore, Cibus may enter into additional license agreements in the future, which may also include royalty, milestone and other payments.

If Cibus’ trademarks and trade names are not adequately protected, then Cibus may not be able to build name recognition in its markets of interest and its business may be adversely affected.

Cibus’ trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. Cibus may not be able to protect its rights to these trademarks and trade names or may be forced to stop using these names and trademarks, which Cibus needs for name recognition by potential partners or farmers or processors in its markets of interest. If Cibus is unable to establish name recognition based on its trademarks and trade names, Cibus may not be able to compete effectively and its business may be adversely affected.

Risks Related to Cibus’ Organization and Operation

Cibus will need to develop and expand its company, and Cibus may encounter difficulties in managing this development and expansion, which could disrupt its operations.

Cibus expects to increase its number of employees and the scope and location of its operations. To manage its anticipated development and expansion, including the development and licensing of its productivity trait or sustainable ingredient candidates, Cibus must continue to implement and improve its managerial, operational and financial systems, expand its facilities and continue to recruit and train additional qualified personnel. Members of Cibus’ management team may need to divert a disproportionate amount of their attention away from their day-to-day activities and devote a substantial amount of time to managing these development activities. Due to Cibus’ limited resources, it may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. This may result in weaknesses in Cibus’ infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. The physical expansion of its operations may lead to significant costs and may divert financial resources from other projects, such as the development of Cibus’ productivity trait or sustainable ingredient candidates. If its management is unable to effectively manage Cibus’ expected development and expansion, Cibus’ expenses may increase more than expected, its ability to generate or increase its revenue could be reduced and Cibus may not be able to implement its business strategy. Cibus’ future financial performance and its ability to commercialize its products and productivity trait or sustainable ingredient candidates and compete effectively will depend, in part, on Cibus’ ability to effectively manage the future development and expansion of the company.

Cibus depends on key management personnel and attracting and retaining other qualified personnel, and its business could be harmed if Cibus loses key management personnel or cannot attract and retain other qualified personnel.

Cibus’ success depends to a significant degree upon the technical skills and continued service of certain members of its management team, particularly Rory Riggs, Peter Beetham and Greg Gocal. The loss of the services of any of these key executive officers could have a material adverse effect on Cibus. Cibus does not maintain “key person” insurance policies on the lives of any of its employees.

Cibus’ success will also depend upon its ability to attract and retain additional qualified management, regulatory, technical, and licensing executives and personnel. The failure to attract, integrate, motivate, and retain additional skilled and qualified personnel could have a material adverse effect on Cibus’ business. Cibus competes for such personnel against numerous companies, including larger, more established companies with significantly greater financial resources than Cibus possesses. In addition, failure to succeed in Cibus’ productivity trait or sustainable ingredient candidates’ development may make it more challenging to recruit and retain qualified personnel. There can be no assurance that Cibus will be successful in attracting or retaining such personnel and the failure to do so could have a material adverse effect on its business, financial condition and results of operations.

Cibus’ internal computer systems, or those of its third-party contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of Cibus’ operations.

Despite the implementation of security measures, Cibus’ internal computer systems, and those of third parties on which Cibus relies, are vulnerable to damage from computer viruses, malware, natural disasters, terrorism, war, telecommunication and electrical failures, cyber-attacks or cyber-intrusions over the Internet, attachments to emails, persons inside its organization, or persons with access to systems inside its organization. While Cibus does not believe that it has experienced any such material system failure, accident, or security breach to date, if such an event were to occur and cause interruptions in its systems, it could result in a material disruption of Cibus’ operations. For example, the loss of field trial data for Cibus’ productivity trait or sustainable ingredient candidates could result in delays in Cibus’ commercialization efforts and significantly increase Cibus’ costs to recover or reproduce the data. Additionally, there have been reported cases in the industry where productivity trait or sustainable ingredient candidates have been stolen from the field during field trials. To the extent that any disruption or security breach results in a loss of or damage to Cibus’ data or applications or other data or applications relating to its technology or productivity trait or sustainable ingredient candidates, or inappropriate disclosure of confidential or proprietary information, Cibus could incur liabilities, damage to its reputation, and the further development of its productivity trait or sustainable ingredient candidates could be delayed.

Public Health Crisis Risks

Cibus is subject to various risks related to public health crises, including the COVID-19 pandemic, that could have material and adverse impacts on its business, financial condition, liquidity, and results of operations.

Any outbreaks of contagious diseases and other adverse public health developments could have a material and adverse impact on Cibus’ business, financial condition, liquidity, and results of operations. As has occurred with the COVID-19 pandemic, a global pandemic could cause significant disruption to the global economy, including in regions in which Cibus, Cibus’ suppliers, infrastructure partners, and customers do business. A regional epidemic or global pandemic and efforts to manage it, including those by governmental authorities, could have significant impacts on national and global financial markets, and could have a significant, negative impact on Cibus’ and its customers’ operating results. Disruptions could include partial shutdowns of Cibus’ facilities as mandated by government decree, significant travel restrictions, “work-from-home” orders, limited availability of Cibus’ workforce, supplier constraints, supply chain interruptions, logistics challenges and limitations, and reduced demand from customers. The COVID-19 pandemic has had, and could continue to have, these effects on the economy and Cibus’ business.

The extent to which the COVID-19 pandemic will continue to impact Cibus’ business going forward will be dependent on future developments such as the length and severity of the crisis, the potential resurgence of the crisis, variant strains of the virus, vaccine availability and effectiveness, future government actions in response to the crisis and the overall impact of the COVID-19 pandemic on the global economy and capital markets, among many other factors, all of which remain highly uncertain and unpredictable. This unpredictability could limit Cibus’ ability to respond to future developments quickly. Additionally, the impacts described above and other impacts of a global pandemic, including the COVID-19 pandemic and responses to it, could substantially increase the risk to Cibus from the other risks described under the caption “—Risks Related to Cibus.”

Risks Related to the Combined Company

In determining whether you should approve the issuance of Class A Common Stock and Class B Common Stock and other matters related to the Transactions to Cibus Unitholders as Merger Consideration you should carefully read the following risk factors in addition to the risks described under “Risk Factors—Risks Related to the Mergers,” “Risk Factors—Risks Related to the Reverse Stock Splits,” “Risk Factors—Risks Related to Calyxt” and “Risk Factors—Risks Related to Cibus,” which will also apply to the Combined Company.

Cibus’ Royalty Liability may contribute to net losses for the Combined Company and cause the value for securities of the Combined Company to fluctuate.

In connection with two series of financings between November 2013 and December 2014, Cibus Global issued to each investor in these financings Cibus Warrants to purchase Cibus Series A Preferred Units. Subsequently, certain of the investors sold the Cibus Warrants to Cibus Global in exchange for ongoing quarterly payments equal to a portion of Cibus’ aggregate amount of certain worldwide revenues received during the applicable quarter. Cibus refers to its ongoing warrant purchase payment obligations as its “Royalty Liability.”

Pursuant to its Royalty Liability, Cibus is required to make quarterly royalty payments equal to 10% of all revenue attributable to its RTDS technologies, subject to certain exceptions, to the applicable investors which includes members of the Cibus Board and certain officers, who will also serve as directors and officers of Cibus, Inc. The financial interest of such directors and officers under the Royalty Liability may create real or perceived conflicts of interest between stockholders’ interests and those of such affiliates.

The requirement to make quarterly payments pursuant to the Royalty Liability commences with the first quarter in which the aggregate revenue attributable to RTDS technologies during any consecutive 12-month period equals or exceeds $50 million. At commencement, Cibus will be required to pay all aggregated but unpaid royalty payment amounts. Its Royalty Liability has an initial term of 30 years following the date on which the first royalty payment becomes due and payable, subject to a subsequent 30-year extension, at the option of the holders, for a payment of $100. Cibus’ payments under, and performance of, the Royalty Liability are secured by a security interest in substantially all of Cibus’ intellectual property. The satisfaction of its Royalty Liability and the interest expense related thereto may adversely affect the cash flow available for the Combined Company’s operations, particularly in connection with the initial payment of aggregated, but unpaid, royalty payment amounts.

Cibus has previously recorded a Royalty Liability on its consolidated balance sheets. Changes in expected royalty payments, as a result of changes to estimates of the underlying revenues, are accreted to interest expense using the effective interest method. As royalties are paid over the life of the arrangement, Cibus estimates the total amount of future royalty payments over the life of the Royalty Liability that will be required to be paid to holders of royalty rights. Cibus reassesses these estimated royalty payments periodically and, if the amount or timing of royalty payments differs materially from its prior estimates, Cibus will prospectively adjust the accretion of the effective interest expense. Fluctuations in the liability balance of its Royalty Liability due to changes in Cibus’ business model and anticipated revenues from productivity trait or sustainable ingredient candidates in development may cause the value of its securities to fluctuate.

The unaudited pro forma combined financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the completion of the Transactions.

The unaudited pro forma combined financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the Combined Company’s financial condition or results of operations following the Transactions for several reasons. The unaudited pro forma combined financial statements have been derived from the historical consolidated financial statements of Calyxt and Cibus, and certain adjustments and assumptions have been made regarding the Combined Company after giving effect to the Transactions. The information upon which these adjustments and assumptions have been made is preliminary, and these kinds of adjustments and assumptions are difficult to make with accuracy and precision. Moreover, the unaudited pro forma combined financial statements do not reflect all costs that are expected to be incurred by the Combined Company in connection with the Transactions. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the unaudited pro forma combined financial statements. As a result, the actual financial condition of the Combined Company following the Transactions may not be consistent with, or evident from, these unaudited pro forma combined financial statements. The assumptions used in preparing the unaudited pro forma combined financial information may not prove to be accurate, and other factors may affect the Combined Company’s financial condition following the Transactions. For more information, please see the section titled “Unaudited Pro Forma Combined Financial Statements” in this proxy statement/prospectus.

The Combined Company may fail to realize the anticipated benefits of the Transactions.

The success of the Combined Company will depend on, among other things, its ability to combine each of Calyxt’s and Cibus’ businesses in a manner that realizes anticipated synergies. Calyxt and Cibus anticipate that the Combined Company will benefit from synergies. If the Combined Company is not able to successfully achieve these synergies, or the cost to achieve these synergies is greater than expected, then the anticipated benefits of the Transactions may not be realized fully or at all or may take longer to realize than expected.

Neither Calyxt nor Cibus has ever been profitable and neither company generates significant revenue under its current business strategy. Both Calyxt and Cibus expect the Combined Company to incur substantial net losses for at least the next several years. Because of the risks and uncertainties associated with identifying, developing and licensing productivity traits and sustainable ingredient products, Calyxt and Cibus are unable to predict if and when the Combined Company may generate material licensing revenue or if it will ever become profitable. These uncertainties also make it difficult to forecast the extent of any future losses.

The failure to successfully integrate the businesses and operations of Calyxt and Cibus in the expected time frame may adversely affect the Combined Company’s future results.

Calyxt and Cibus have operated and, until the completion of the Transactions, will continue to operate independently. Accordingly, their respective businesses may not be integrated successfully. It is possible that the integration process could result in: the loss of key employees, customers, service providers, suppliers or business partners; the disruption of either company’s or both companies’ operations; inconsistencies in standards, controls, procedures and policies; potential unknown liabilities; unforeseen expenses, delays, or regulatory conditions associated with and following completion of the Transactions; or higher than expected integration costs and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of Calyxt and Cibus in order to realize the anticipated benefits of the Transactions:

•	combining the companies’ operations and corporate functions and the resulting difficulties associated with managing a larger, more complex, integrated business;

•	combining the businesses of Calyxt and Cibus in a manner that permits the Combined Company to achieve any cost savings or operating synergies anticipated to result from the Transactions;

•	reducing additional and unforeseen expenses such that integration costs are not more than anticipated;

•	avoiding delays in connection with the Transactions or the integration process;

•	minimizing the loss of key employees;

•	identifying and eliminating redundant functions and assets;

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maintaining existing agreements with customers, service providers, suppliers and business partners and avoiding delays in entering into new agreements with prospective licensee customers, service providers, suppliers or business partners; and

•	consolidating the companies’ operating, administrative and information technology infrastructure.

In addition, until the Transactions are consummated, the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the Transactions and the integration of the two companies’ businesses and diverted from day-to-day business operations or other opportunities that would have been beneficial to such company. Such diverted focus may disrupt each company’s ongoing business and the business of the Combined Company.

The future operating results of the Combined Company will suffer if the Combined Company does not effectively manage its operations following the Transactions.

Following the Transactions, the Combined Company will be a larger, more complex, integrated business that will continue to seek to expand its operations through research and development and licensing opportunities, which may be supplemented from time to time by other strategic transactions. The future success of the Combined Company will depend, in part, upon the ability of the Combined Company to manage the complex challenges and opportunities arising from these circumstances in an efficient and timely manner, and to successfully monitor its operations and costs, and to maintain other necessary internal controls. The Combined Company cannot assure you that it will realize its expected operating efficiencies, cost savings, revenue enhancements, synergies or other benefits.

The market price of the Class A Common Stock is expected to be volatile, and the market price of the Class A Common Stock may drop following the Transactions.

The market price of the Class A Common Stock following the Transactions could be subject to significant fluctuations. Some of the factors that may cause the market price of the Class A Common Stock to fluctuate include:

•	results of the Combined Company’s research and development activities or those of the Combined Company’s competitors;

•	the Combined Company’s ability to enter into, and generate meaningful revenue from, licenses with potential customers;

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failure to meet or exceed financial, development and licensing projections that the Combined Company may provide to the public from time to time or that may be independently established by analysts and others in the investment community;

•	failure of the Combined Company to achieve anticipated benefits of the Transactions as rapidly or to the extent anticipated;

•	announcements of significant transactions, including financing transactions, by the Combined Company or its competitors;

•	regulatory or legislative actions relating to the Combined Company’s industry or with respect to the Combined Company’s own technologies, development processes or product candidates;

•	disputes, litigation or other developments relating to the Combined Company’s intellectual property rights;

•	additions or departures of qualified scientific and management personnel;

•	significant lawsuits, including patent or stockholder litigation;

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if securities or industry analysts do not publish research or reports about the Combined Company’s business, or if they adopt negative or misleading views regarding its business, prospectus and value proposition;

•	changes in the market valuations of similar companies;

•	general market or macroeconomic conditions or market conditions in the biotechnology, gene-editing, synthetic biology or related industries;

•	sales of securities by the Combined Company or its stockholders in the future;

•	if the Combined Company fails to raise an adequate amount of capital to fund its operations and continued research and development pipeline;

•	trading volume of the Class A Common Stock;

•	announcements by competitors regarding development progress or lack thereof, significant contracts, commercial relationships or capital commitments;

•	adverse publicity relating to the Combined Company, its technology or industry;

•	the introduction of technological innovations that compete with the Combined Company’s core technologies; and

•	period-to-period fluctuations in the Combined Company’s financial results.

Moreover, the capital markets in general have recently experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the Class A Common Stock. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect the Combined Company’s business and the value of the Class A Common Stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if the Combined Company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the Combined Company’s strategic direction or seek changes in the composition of the Cibus, Inc. Board could have an adverse effect on the Combined Company’s operating results and financial condition.

It is expected that the Combined Company will need to raise additional funding, which may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force the Combined Company to delay, limit or terminate its research and development efforts or other operations.

The process of developing productivity trait and sustainable ingredient candidates is expensive, lengthy and risky. It is expected that the Combined Company’s research and development expenses will increase substantially as the Combined Company integrates the research and development activities of the two companies and continues to identify and develop productivity trait and sustainable ingredient candidates for development and licensing. Further, as a result of the Combined Company’s expected licensing efforts, the Combined Company’s selling, general and administrative expense may increase significantly in the next several years. These expenses may further increase in the near term as Cibus and Calyxt integrate their operations, research and development activities, and administrative function.

In order to advance the Combined Company’s ongoing research and development processes, pursue regulatory approvals, where applicable, and pursue licensing and commercialization efforts, as applicable, it is expected that the Combined Company will require additional funding. Also, in light of the Transactions, the operating plan for the Combined Company may change as a result of many factors currently unknown to Cibus and Calyxt, and the Combined Company may need to seek additional funds sooner than contemplated, through public or private equity or debt financings, government or other third-party funding, marketing and distribution arrangements and other strategic alliances and licensing arrangements, or a combination of these approaches.

To the extent that the Combined Company raises additional capital through the sale of additional equity or convertible securities, holders of Class A Common Stock and the Class B Common Stock will experience dilution, and the terms of the new securities may include liquidation or other preferences that adversely affect such stockholders’ rights. Debt financing, if available, would result in increased fixed payment obligations and a portion of the Combined Company’s operating cash flows, if any, being dedicated to the payment of principal and interest on such indebtedness. Because the Royalty Liability is secured by a security interest in substantially all of Cibus’ intellectual property, lenders may be unwilling to extend unsecured debt, which would be effectively subordinated to the Royalty Liability, to the Combined Company. In addition, debt financing may involve agreements that include restrictive covenants that impose operating restrictions, such as restrictions on the incurrence of additional debt, the making of certain capital expenditures or the declaration of dividends. To the extent that the Combined Company raises additional funds through arrangements with research and development partners or otherwise, the Combined Company may be required to relinquish some of its technologies, trait candidates or revenue streams, license its technologies or traits on unfavorable terms, or otherwise agree to terms unfavorable to the Combined Company. Any additional fundraising efforts may divert management from their day-to-day activities, which may adversely affect the Combined Company’s ability to develop and commercialize its productivity trait or sustainable ingredient candidates. In addition, there can be no guarantee that future financing will be available in sufficient amounts or on terms acceptable to the Combined Company, if at all. Even if the Combined Company believes it has sufficient funds for its current or future operating plans, it may seek additional capital if market conditions are favorable or in light of specific strategic considerations.

If the Combined Company is unable to obtain funding on a timely basis, it may be required to significantly curtail, delay or discontinue one or more of its research and development programs or be unable to expand its operations or otherwise capitalize on its business opportunities, as desired, which could materially affect its business, operating results and prospects and cause the value of its securities to decline.

Cibus, Inc. expects to be heavily reliant on its ability to access funding through capital markets transactions. Due to Cibus, Inc.’s anticipated small public float, low market capitalization, limited operating history and lack of revenue, it may be difficult and expensive for the Combined Company to raise additional funds.

Calyxt and Cibus anticipate that the Combined Company will be heavily reliant on its ability to raise funds through the issuance of shares of Class A Common Stock or securities linked to its Class A Common Stock. The Combined Company’s ability to raise these funds may be dependent on a number of factors, including the risk factors further described in this proxy statement/prospectus and the anticipated small public float, low market capitalization, limited operating history and lack of revenue. The stocks of small cap companies in the biotechnology sector, like Cibus, Inc., tend to be highly volatile, and Cibus, Inc. expects that the price of its Class A Common Stock will be highly volatile for the next several years.

Even if the Combined Company begins generating substantial licensing revenue, it may never successfully achieve profitability. As a result, Cibus, Inc. may be unable to access funding through sales of its Class A Common Stock or other equity-linked securities. Even if the Combined Company were able to access funding, the cost of capital may be substantial due to Cibus, Inc.’s expected low market capitalization and its anticipated small public float. The terms of any funding that the Combined Company is able to obtain may not be favorable to it and may be highly dilutive to its stockholders. Further, the Combined Company may be unable to access capital due to generally unfavorable market conditions or other market factors outside of the Combined Company’s control. There can be no assurance that the Combined Company will be able to raise additional capital when needed. The failure to obtain additional capital when needed would have a material adverse effect on the Combined Company’s business, results of operations, financial condition and prospects.

The Combined Company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies.

The Combined Company will incur significant legal, accounting and other expenses as a public company that Cibus did not incur as a private company. For example, Cibus, Inc. will be subject to the reporting requirements of the Exchange Act to which Calyxt, Inc. is currently subject, which requires, among other things, that Cibus, Inc. file with the SEC annual, quarterly and current reports with respect to the Combined Company’s business and financial condition as well as other disclosure and corporate governance requirements. The Combined Company will incur significant legal, accounting and other expenses in connection with its compliance with such requirements. If the Combined Company is not able to comply with the requirements in a timely manner or at all, the Combined Company’s financial condition or the market price of Cibus, Inc.’s Class A Common Stock may be harmed. For example, if Cibus, Inc. or its independent auditor identifies deficiencies in Cibus, Inc.’s internal control over financial reporting that are deemed to be material weaknesses, then the Combined Company could face additional costs to remedy those deficiencies, the market price of Cibus, Inc.’s Class A Common Stock could decline, or the Combined Company could be subject to sanctions or investigations by the SEC or other regulatory authorities, each of which would require additional financial and management resources.

Cibus, Inc.’s management team will be primarily comprised of current executive officers of Cibus, which prior to the consummation of the Transactions has operated as a private company. These executive officers and other personnel will need to devote substantial time related to public company reporting requirements and compliance with applicable laws and regulations to ensure that Cibus, Inc. complies with all of these requirements. Any changes Cibus, Inc. makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for Cibus, Inc. to attract and retain qualified persons to serve on the Cibus, Inc. Board or on committees thereof or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.

If Cibus, Inc. fails to maintain an effective system of internal control over financial reporting, Cibus, Inc. may not be able to accurately report its financial results or prevent fraud. As a result, stockholders could lose confidence in Cibus, Inc.’s financial and other public reporting, which would harm its business and the trading price of its Class A Common Stock.

Effective internal control over financial reporting is necessary for Cibus, Inc. to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause Cibus, Inc. to fail to meet its reporting obligations. In addition, any testing by Cibus, Inc. as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by Cibus, Inc.’s independent registered public accounting firm, as and when required, may reveal deficiencies in Cibus, Inc.’s internal control over financial reporting that are deemed to be significant deficiencies or material weaknesses or that may require prospective or retroactive changes to its financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in Cibus, Inc.’s reported financial information, which could have a negative effect on the trading price of its Class A Common Stock.

Pursuant to Section 404, Cibus, Inc. will be required to furnish a report by its management on Cibus, Inc.’s internal control over financial reporting. However, pursuant to Section 404(c), for so long as Cibus, Inc. is a “non-accelerated” filer, Cibus, Inc. will not be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. To maintain compliance with Section 404, Cibus, Inc. will be engaged in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging. In this regard, Cibus, Inc. will need to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, take steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.

Despite its efforts, there is a risk that neither Cibus, Inc. nor Cibus, Inc.’s independent registered public accounting firm once Cibus, Inc. is required to obtain an attestation report on internal control over financial reporting from such firm, will be able to conclude within the prescribed timeframe that Cibus, Inc.’s internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of Cibus, Inc.’s financial statements.

Provisions that will be in the Amended Certificate of Incorporation and Amended Bylaws and provisions under Delaware Law could make an acquisition of Cibus, Inc., which may be beneficial to its stockholders, more difficult and may prevent attempts by its stockholders to replace or remove its management.

If the Transactions are completed, the Calyxt Certificate of Incorporation and the Calyxt Bylaws, as amended by the amendments thereto attached to this proxy statement/prospectus as Annex B and Annex C, respectively, will become Cibus, Inc.’s certificate of incorporation and bylaws. Provisions that will be included in the Amended Certificate of Incorporation and Amended Bylaws may discourage, delay or prevent a merger, acquisition or other change in control of Cibus, Inc. that stockholders may consider favorable, including transactions in which its Class A Common Stockholders might otherwise receive a premium price for their shares. These provisions could also limit the price that investors might be willing to pay in the future for the Class A Common Stock, thereby depressing the market price of the Class A Common Stock. In addition, because the Cibus, Inc. Board will be responsible for appointing the members of the Cibus, Inc. management team, these provisions may frustrate or prevent any attempts by Cibus, Inc.’s stockholders to replace or remove its current management by making it more difficult for stockholders to replace members of the Cibus, Inc. Board. Among other things, these provisions:

•	allow the authorized number of Cibus, Inc.’s directors to be changed only by resolution of the Cibus, Inc. Board;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and for nominations to the Cibus, Inc. Board;

•	limit who may call stockholder meetings;

•	prohibit actions by Cibus, Inc.’s stockholders by written consent;

•	require that stockholder actions be effected at a duly called stockholders meeting; and

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authorize the Cibus, Inc. Board to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the Cibus, Inc. Board.

Moreover, because Cibus, Inc. is incorporated in Delaware, it is governed by the provisions of Section 203 of the DGCL which prohibits a person who owns 15% or more of Cibus, Inc.’s outstanding voting stock from merging or combining with Cibus, Inc. for a period of three years after the date of the transaction in which the person acquired 15% or more of Cibus, Inc.’s outstanding voting stock, unless the merger or combination is approved in a manner prescribed by the statute. For more information about provisions that will be included in the Amended Certificate of Incorporation and Amended Bylaws, see the section entitled “Comparison of Stockholders’ Rights” beginning on page 339 of this proxy statement/prospectus.

The provision of the Amended Certificate of Incorporation provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for substantially all disputes between Cibus, Inc. and its stockholders, which could limit the ability of Cibus, Inc.’s stockholders to obtain a favorable judicial forum for disputes with Cibus, Inc. or its directors, officers, or employees.

The Amended Certificate of Incorporation will provide that, unless Cibus, Inc. consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for

(i) any derivative action or proceeding brought on behalf of Cibus, Inc., (ii) any action asserting a claim of breach of a fiduciary duty owed by any of Cibus, Inc.’s directors, officers and employees to Cibus, Inc. or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the Amended Certificate of Incorporation or Amended Bylaws, or (iv) any action asserting a claim that is governed by the internal affairs doctrine, in each case subject to the Court of Chancery having jurisdiction, failing which the federal district court for the District of Delaware shall be the applicable forum. This choice of forum provision does not apply to any claim arising under the Securities Act.

Although Cibus, Inc. believes this provision benefits it by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against the Cibus, Inc. Board and Cibus, Inc.’s officers. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Cibus, Inc. or any of its directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provisions contained in the Amended Certificate of Incorporation to be inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, Cibus, Inc. may incur additional costs associated with resolving such action in other jurisdictions, which could harm the Combined Company’s business, operating results and financial condition.

An active trading market for the Class A Common Stock may not develop and holders of Class A Common Stock may not be able to resell their Class A Common Stock for a profit, if at all.

Prior to the Transactions, there had been no public market for Cibus Units. An active trading market for the Class A Common Stock may never develop or be sustained. If an active market for the Class A Common Stock does not develop or is not sustained, it may be difficult for holders of Class A Common Stock to sell their shares at an attractive price or at all.

Cibus, Inc. may issue shares of preferred stock in the future, which could make it difficult for another company to acquire Cibus, Inc. or could otherwise adversely affect holders of its Class A Common Stock, which could depress the price of the Class A Common Stock.

The Amended Certificate of Incorporation will authorize Cibus, Inc. to issue one or more series of preferred stock. The Cibus, Inc. Board will have the authority to determine the preferences, limitations and relative rights of the shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by its stockholders. Cibus, Inc.’s preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Class A Common Stock. The potential issuance of preferred stock may delay or prevent a change in control of Cibus, Inc., discourage bids for the Class A Common Stock at a premium to the market price, and materially and adversely affect the market price and the voting and other rights of the holders of the Class A Common Stock.

After completion of the Transactions, Cibus, Inc.’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to its stockholders for approval.

Upon the completion of the Transactions, it is anticipated that Cibus, Inc.’s executive officers, directors and principal stockholders will, in the aggregate, beneficially own approximately 49.84% of Cibus, Inc.’s outstanding Shares, subject to certain assumptions. As a result, if these stockholders were to choose to act together, they would be able to control or significantly influence all matters submitted to Cibus, Inc.’s stockholders for approval, as well as the Combined Company’s management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the Combined Company’s assets. This concentration of voting power could delay or prevent an acquisition of the Combined Company on terms that other stockholders may desire.

The Combined Company will have broad discretion in the use of the cash and cash equivalents of the Combined Company and may invest or spend the proceeds in ways with which you do not agree and in ways that may not increase the value of your investment.

The Combined Company will have broad discretion over the use of the cash and cash equivalents of the Combined Company. You may not agree with the Combined Company’s decisions, and its use of the available capital resources may not yield any return on your investment. The Combined Company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the Combined Company might not be able to yield a significant return, if any, on its investment of these capital resources. You will not have the opportunity to influence the Combined Company’s decisions on how to use its cash resources.

Changes in tax laws, treaties or regulations or adverse outcomes resulting from examination of tax returns, and/or inability to qualify for tax treaty benefits, could adversely affect the Combined Company’s financial results.

The Combined Company’s future effective global tax rates could be adversely affected by changes in tax laws, treaties and regulations, both in the United States and internationally. Tax laws, treaties and regulations are highly complex and subject to interpretations. Consequently, the Combined Company will be subject to changing tax laws, treaties and regulations in and between countries in which it operates or is resident. The Combined Company’s income tax expense will be based upon the interpretation of the tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on the Combined Company’s worldwide earnings. If any country successfully challenges the Combined Company’s income tax filings, or those of Calyxt and Cibus prior to the Transactions, based on its structure, or if the Combined Company otherwise loses a material tax dispute, its effective tax rate on worldwide earnings could increase substantially and the Combined Company’s financial result could be materially adversely affected.

In addition, the Combined Company’s overall global effective tax rate will be impacted by the extent to which its non-U.S. subsidiaries (and non-U.S. operations) qualify for the benefits of various international tax treaties. The Combined Company’s ability to qualify for the benefits of international tax treaties will require its non-U.S. subsidiaries (and non-U.S. operations) to satisfy various requirements, including those relating to ownership and/or residency. Neither Cibus nor Calyxt can make any assurances as to the extent to which the Combined Company may be able to satisfy all of these requirements at all times. If any of the Combined Company’s non-U.S. subsidiaries (or non-U.S. operations) are not eligible for international tax treaty benefits, such subsidiaries (or operations) may be subject to additional U.S. and/or international income taxation, which, in turn, would adversely impact the Combined Company’s pro forma financial expectations for its operations.

The U.S. net operating loss carryforwards and certain other tax attributes of Cibus, Inc. attributable to periods preceding the Mergers are expected to be subject to limitations.

As of December 31, 2022, Calyxt had approximately $239.2 million of NOLs for federal and state income tax purposes, which may be available to offset federal income tax liabilities in the future. In addition, Cibus, Inc.

may generate additional NOLs in future years. Calyxt has established a full valuation allowance for its deferred tax assets, including NOLs, due to the uncertainty that enough taxable income will be generated to utilize the assets.

Cibus, Inc.’s ability to utilize its NOLs following the Transaction may be limited if it experiences an “ownership change” as defined in Section 382. An ownership change generally occurs if certain direct or indirect five percent shareholders increase their aggregate percentage ownership of a corporation’s stock by more than 50 percentage points over their lowest percentage ownership at any time during the testing period, which is generally the three-year period preceding any potential ownership change. It is expected that the Mergers will cause Cibus, Inc. to experience an ownership change, which will cause Cibus, Inc. to be subject to an annual limitation that applies to the amount of pre-ownership change NOLs that may be used to offset post-ownership change taxable income. This limitation is generally determined by multiplying the value of a corporation’s stock immediately before the ownership change by the applicable long-term tax-exempt rate. Any unused annual limitation may, subject to certain limits, be carried over to later years, and the limitation may under certain circumstances be increased by built-in gains in the assets held by such corporation at the time of the ownership change. This limitation could cause Cibus, Inc.’s U.S. federal income taxes to be greater, or to be paid earlier, than they otherwise would be, and could cause some of its NOLs to expire unused. Similar rules and limitations may apply for state income tax purposes. There is also a risk that future legal or regulatory changes may limit Cibus, Inc.’s ability to use current or future NOLs to offset its future federal income tax liabilities. The amount of NOLs that would be subject to the annual limitation under Section 382 has not yet been determined. However, as set forth above, there is currently a full valuation allowance for Calyxt’s deferred tax assets, including NOLs, due to the uncertainty that enough taxable income will be generated to utilize the assets.

There is no assurance that Cibus, Inc. will not experience a future ownership change under Section 382 that would significantly limit or possibly eliminate its ability to use its NOLs. In addition, Cibus, Inc. may experience ownership changes as a result of shifts in the direct or indirect ownership of its stock, some of which may be outside of its control.

If following the Transactions, Cibus, Inc. fails to continue to meet the requirements for continued listing on Nasdaq, the Class A Common Stock could be delisted from trading, which would decrease the liquidity of the Class A Common Stock and the Combined Company’s ability to raise additional capital.

At completion of the Transactions, the Class A Common Stock will be listed for quotation on Nasdaq. Cibus, Inc. will be required to meet Nasdaq’s specified continued listing standards, including the requirement to maintain a minimum trading price greater than $1.00. If Cibus, Inc. is unable to comply with Nasdaq’s listing standards, Nasdaq may determine to delist the Class A Common Stock from Nasdaq. If the Class A Common Stock is delisted for any reason, it could reduce the value of the Class A Common Stock and its liquidity.

At the Closing, Cibus, Inc. will not be immediately eligible for the scaled disclosure requirements otherwise available to low revenue companies.

As of the end of its fiscal year ended December 31, 2022, which was the fiscal year ending after the fifth anniversary of Calyxt’s initial public offering, Calyxt ceased to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act. Further, as a majority-owned subsidiary of Cellectis S.A., which as a foreign private issuer is not eligible to use the requirements for smaller reporting companies, as of June 30, 2022, Calyxt did not qualify as a “smaller reporting company” at that determination date. Accordingly, Calyxt is no longer able to follow the scaled disclosure requirements for newly public companies and is presently ineligible to rely on the scaled disclosure requirements for smaller reporting companies.

Following consummation of the Transactions (assuming such consummation occurs prior to June 30, 2023), Cibus, Inc. will remain unqualified as a smaller reporting company until the next annual determination on June 30, 2023, at which time because Cibus, Inc. had less than $100 million in revenue for the year ended December 31, 2022. Cibus, Inc. will become a “smaller reporting company.” Cibus, Inc. will then remain a

“smaller reporting company” until the last day of the fiscal year in which (1) the market value of its Class A Common Stock held by non-affiliates exceeds $250 million as of the end of the prior second fiscal quarter, or (2) its annual revenues exceed $100 million during such completed fiscal year and the market value of its Class A Common Stock held by non-affiliates exceeds $700 million as of the prior second fiscal quarter.

Prior to the consummation of the Transactions and until such time as Cibus, Inc. qualifies as a smaller reporting company, Calyxt and Cibus, respectively, will be required to incur additional expenses associated with complying with the full panoply of the Exchange Act’s reporting requirements. During this time, the companies’ management and finance and legal personnel will need to devote a substantial amount of time to such reporting compliance obligations.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the Combined Company, its business or its market, the stock price and trading volume of the Class A Common Stock could decline.

The trading market for the Class A Common Stock will be influenced by the research and reports that equity research analysts publish about the Combined Company and its business. Equity research analysts may elect not to provide research coverage of the Class A Common Stock after the completion of the Transactions, and such lack of research coverage may adversely affect the market price of its Class A Common Stock. In the event that the Class A Common Stock does have equity research analyst coverage, the Combined Company will not have any control over the analysts or the content and opinions included in their reports. The price of the Class A Common Stock could decline if one or more equity research analysts downgrades the Class A Common Stock or issues other unfavorable commentary or research regarding the Combined Company or its industry. If one or more equity research analysts ceases coverage of the Class A Common Stock or fails to publish reports on it regularly, demand for the Class A Common Stock could decrease, which in turn could cause its stock price or trading volume to decline.

Calyxt and Cibus do not anticipate that Cibus, Inc. will pay any cash dividends in the foreseeable future.

The current expectation is that Cibus, Inc. will invest its future earnings, if any, to fund growth of Cibus’ operating business and will not pay any dividends to holders of Class A Common Stock for the foreseeable future. Therefore, holders of Class A Common Stock are not likely to receive any dividends for the foreseeable future, and the value of such Class A Common Stock will depend upon any future appreciation. Such price appreciation may never occur. In addition, the terms of any future debt agreements may preclude Cibus, Inc. from paying dividends.

Future sales of shares of Class A Common Stock into the market, or the perception that these sales may occur, could cause the market price of Class A Common Stock to decline.

If existing stockholders of Calyxt, Inc. or Cibus Global sell, or indicate an intention to sell, substantial amounts of the Class A Common Stock in the public market following consummation of the Transactions, the trading price of the Class A Common Stock could decline.

Although the support agreements entered into by certain Calyxt Stockholders and Cibus Unitholders restrict sales and other transfers prior to the consummation of the Transactions, such agreements do not impose any post-Transaction lock-up restrictions. Accordingly, subject to any restrictions imposed on shares of Class A Common Stock held by “affiliates” pursuant to Rule 144, approximately 1,008,785,000 Shares are expected to be freely transferable into the public market upon consummation of the Transactions, without taking into account the effect of the Reverse Stock Splits or any Up-C elections.

If a substantial number of these shares of Class A Common Stock are sold into the market, or if it is perceived that they will be sold in the public market, the trading price of the Class A Common Stock could decline.

Risks Related to the Organizational Structure of the Combined Company

Cibus, Inc. will be a holding company and its only material asset after completion of the Transactions will be its interest in Cibus Global, and it is accordingly dependent upon distributions from Cibus Global to pay taxes, make payments under the Tax Receivable Agreement and cover its corporate and other overhead expenses.

Upon completion of the Transactions, Cibus, Inc. will be a holding company with no material assets other than its ownership of Cibus Common Units. As a result, Cibus, Inc. will have no independent means of generating revenue or cash flow. Cibus, Inc.’s ability to pay taxes, make payments under the Tax Receivable Agreement and cover its corporate and other overhead expenses will depend on the financial results and cash flows of Cibus Global and its subsidiaries and the distributions that Cibus, Inc. receives from Cibus Global. Deterioration in the financial condition, earnings or cash flow of Cibus Global and its subsidiaries, for any reason, could limit or impair Cibus Global’s ability to pay such distributions. Additionally, to the extent that Cibus, Inc. needs funds and Cibus Global and/or any of its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or Cibus Global is otherwise unable to provide such funds, it could materially adversely affect Cibus, Inc.’s liquidity and financial condition.

Subject to the potential risk of being treated as a publicly traded partnership discussed below, Cibus Global will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, the taxable income of Cibus Global will be allocated to holders of Cibus Common Units, including Cibus, Inc. Accordingly, Cibus, Inc. will be required to pay income taxes on its allocable share of any net taxable income of Cibus Global. Under the terms of the Cibus Amended Operating Agreement, Cibus Global will be obligated to make tax distributions to holders of Cibus Common Units (including Cibus, Inc.) calculated at certain assumed tax rates. In addition to tax expenses, Cibus, Inc. will also incur expenses related to its operations, including payment obligations under the Tax Receivable Agreement (and the cost of administering such payment obligations), which could be significant and some of which may be reimbursed by Cibus Global (excluding payment obligations under the Tax Receivable Agreement). See the section entitled “Agreements Related to the Mergers—Tax Receivable Agreement” in this proxy statement/prospectus. Cibus, Inc. intends to cause Cibus Global to make distributions to holders of Cibus Common Units in amounts sufficient to cover all applicable taxes (calculated at assumed tax rates), relevant operating expenses, payments under the Tax Receivable Agreement and dividends, if any, declared by Cibus, Inc. However, as discussed below, Cibus Global’s ability to make such distributions may be subject to various limitations and restrictions including, but not limited to, restrictions on distributions that would either violate any contract or agreement to which Cibus Global is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Cibus Global insolvent. If Cibus, Inc.’s cash resources are insufficient to meet its obligations under the Tax Receivable Agreement and to fund its obligations, Cibus, Inc. may be required to incur additional indebtedness to provide the liquidity needed to make such payments, which could materially adversely affect its liquidity and financial condition and subject Cibus, Inc. to various restrictions imposed by any such lenders. To the extent that Cibus, Inc. is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement, which could be substantial.

Additionally, although Cibus Global generally will not be subject to any entity-level U.S. federal income tax, it may be liable under federal tax legislation for adjustments to its tax return, absent an election to the contrary. In the event Cibus Global’s calculations of taxable income are incorrect, its members, including Cibus, Inc., in later years may be subject to material liabilities pursuant to this federal legislation and its related guidance. Cibus, Inc. anticipates that the distributions it will receive from Cibus Global may, in certain periods, exceed Cibus, Inc.’s actual tax liabilities and obligations to make payments under the Tax Receivable Agreement. The Cibus, Inc. Board, in its sole discretion, may make any determination from time to time with respect to the use of any such excess cash so accumulated, which may include, among other uses, to pay dividends on Class A Common Stock. Cibus, Inc. will have no obligation to distribute such cash (or other available cash other than any declared dividend) to its stockholders. See the section entitled “Agreements Related to the Mergers—Cibus Amended Operating Agreement” in this proxy statement/prospectus.

Dividends on Class A Common Stock, if any, will be paid at the discretion of the Cibus, Inc. Board, which will consider, among other things, Cibus, Inc.’s business, operating results, financial condition, current and expected cash needs, plans for expansion and any legal or contractual limitations on its ability to pay such dividends. Financing arrangements may include restrictive covenants that restrict Cibus, Inc.’s ability to pay dividends or make other distributions to its stockholders. In addition, Cibus Global is generally prohibited under Delaware Law from making a distribution to a member to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Cibus Global (with certain exceptions) exceed the fair value of its assets. Cibus Global’s subsidiaries are generally subject to similar legal limitations on their ability to make distributions to Cibus Global. If Cibus Global does not have sufficient funds to make distributions, Cibus, Inc.’s ability to declare and pay cash dividends may also be restricted or impaired. The current expectation is that Cibus, Inc. will invest its future earnings, if any, to fund growth of Cibus Global’s operating business and will not pay any dividends to holders of Class A Common Stock for the foreseeable future.

In certain circumstances, Cibus Global will be required to make distributions to Cibus, Inc. and the other holders of Cibus Common Units, and the distributions that Cibus Global will be required to make may be substantial.

Cibus Global will generally be required from time to time to make pro rata distributions in cash to Cibus, Inc. and the other holders of Cibus Common Units at certain assumed tax rates in amounts that are intended to be sufficient to cover the taxes on Cibus, Inc.’s and the other Cibus unitholders’ respective allocable shares of the taxable income of Cibus Global. As a result of (i) potential differences in the amount of net taxable income allocable to Cibus, Inc. and the other holders of Cibus Common Units, (ii) the lower tax rate applicable to corporations than individuals and (iii) the use of an assumed tax rate (based on the tax rate applicable to individuals) in calculating Cibus Global’s distribution obligations, Cibus, Inc. may receive tax distributions significantly in excess of its tax liabilities and obligations to make payments under the Tax Receivable Agreement. Cibus, Inc. will determine in its sole discretion the appropriate uses for any excess cash so accumulated, which may include, among other uses, dividends, the payment of obligations under the Tax Receivable Agreement and the payment of other expenses. Cibus, Inc. will have no obligation to distribute such excess cash (or other available cash other than any declared dividend) to the other holders of Class A Common Stock. The current expectation is that Cibus, Inc. will invest its future earnings, if any, to fund growth of Cibus Global’s operating business and will not pay any dividends to holders of Class A Common Stock for the foreseeable future.

No adjustments to the redemption or exchange ratio of Cibus Common Units for shares of Class A Common Stock will be made as a result of either (i) any cash dividend by Cibus, Inc. or (ii) any cash that Cibus, Inc. retains and does not distribute to its stockholders. To the extent that Cibus, Inc. does not distribute such excess cash as dividends on Class A Common Stock and instead, for example, holds such cash balances or lends them to Cibus Global, Cibus Global equity holders would benefit from any value attributable to such cash balances as a result of their ownership of Class A Common Stock following a redemption or exchange of their Cibus Common Units.

Cibus, Inc. will be required to make payments to the TRA Parties pursuant to the Tax Receivable Agreement for certain tax benefits Cibus, Inc. may receive and the amounts payable may be substantial.

Cibus, Inc. will acquire certain favorable tax attributes from certain Blockers in the Blocker Mergers. In addition, future redemptions or exchanges of Cibus Common Units for shares of Class A Common Stock or cash, and other transactions described herein, are expected to result in favorable tax attributes for Cibus, Inc. These tax attributes would not be available to Cibus, Inc. in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

Upon the completion of the Transactions, Cibus, Inc. will enter into the Tax Receivable Agreement, pursuant to which Cibus, Inc. generally will be required to pay to the TRA Parties, in the aggregate, 85% of the net income tax savings that Cibus, Inc. actually realizes (or in certain circumstances, is deemed to realize) as a result of (i) certain favorable tax attributes we will acquire from the Blockers in the Blocker Mergers (including net operating losses), (ii) increases to Cibus, Inc.’s allocable share of the tax basis of Cibus Global’s assets resulting from future redemptions or exchanges of Cibus Common Units for shares of Class A Common Stock or cash, (iii) tax attributes resulting from certain payments made under the Tax Receivable Agreement and (iv) deductions in respect of interest under the Tax Receivable Agreement. The payment obligations under the Tax Receivable Agreement are Cibus, Inc.’s obligations and not obligations of Cibus Global.

It is expected that the payments Cibus, Inc. will be required to make under the Tax Receivable Agreement will be substantial. Because potential future tax savings that Cibus, Inc. will be deemed to realize, and the Tax Receivable Agreement payments made by Cibus, Inc., will be calculated based in part on the market value of the Class A Common Stock at the time of each redemption or exchange under the Exchange Agreement and the prevailing applicable tax rates applicable to Cibus, Inc. over the life of the Tax Receivable Agreement and will depend on Cibus, Inc. generating sufficient taxable income to realize the tax benefits that are subject to the Tax Receivable Agreement, the actual amounts Cibus, Inc. will be required to pay are difficult to predict and may differ materially from any management projections that may be made from time-to-time. Payments under the Tax Receivable Agreement will not be conditioned on the Cibus Global equity holders’ or Blocker equity holders’ continued ownership of Cibus, Inc.

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits Cibus, Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions Cibus, Inc. determines, and the IRS or another tax authority may challenge all or a part of the tax basis increases, net operating losses or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. The parties to the Tax Receivable Agreement will not reimburse Cibus, Inc. for any payments previously made if such tax basis, or other tax benefits are subsequently disallowed, except that any excess payments made to a party under the Tax Receivable Agreement will be netted against future payments otherwise to be made under the Tax Receivable Agreement, if any, after the determination of such excess.

In addition, the Tax Receivable Agreement will provide that if (1) Cibus, Inc. breaches any of its material obligations under the Tax Receivable Agreement (including in the event that Cibus, Inc. is more than three months late making a payment that is due under the Tax Receivable Agreement, except in the case of certain liquidity exceptions), (2) Cibus, Inc. is subject to certain bankruptcy, insolvency or similar proceedings, (3) upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, or (4) at any time, Cibus, Inc. elects an early termination of the Tax Receivable Agreement, Cibus, Inc.’s obligations under the Tax Receivable Agreement (with respect to all Cibus Common Units, whether or not such units have been exchanged or redeemed before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that Cibus, Inc. would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. As a result, upon any acceleration of Cibus, Inc.’s obligations under the Tax Receivable Agreement and upon a change of control, Cibus, Inc. could be required to make payments under the Tax Receivable Agreement that are greater than 85% of its actual cash tax savings, which could negatively impact its liquidity. The change of control provisions in the Tax Receivable Agreement may also result in situations where the Cibus Global equity holders and the relevant Blocker Owners that will be TRA Parties will have interests that differ from or are in addition to those of the other holders of Class A Common Stock.

Finally, because Cibus, Inc. is a holding company with no operations of its own, its ability to make payments under the Tax Receivable Agreement will depend on the ability of Cibus Global to make distributions to it. To the extent that Cibus, Inc. is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact Cibus, Inc.’s results of operations and could also affect its liquidity in periods in which such payments are made.

If Cibus Global were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, Cibus, Inc. and Cibus Global might be subject to potentially significant tax inefficiencies, and Cibus, Inc. would not be able to recover payments previously made by it under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

Cibus’ management intends to operate Cibus Global such that it does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A “publicly traded partnership” is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, exchanges of Cibus Common Units pursuant to the Exchange Agreement or other transfers of Cibus Common Units could cause Cibus Global to be treated as a publicly traded partnership. Applicable Treasury Regulations provide for certain safe harbors from treatment as a publicly traded partnership, and it is intended that Cibus Global will be operated such that exchanges or other transfers of Cibus Common Units qualify for one or more such safe harbors. For example, the Exchange Agreement and the Cibus Amended Operating Agreement, which will be entered into in connection with the consummation of the Transactions, will provide for limitations on the ability of Cibus Global equity holders to transfer their Cibus Common Units and will provide Cibus, Inc. with the right to cause the imposition of limitations and restrictions (in addition to those already in place) on the ability of Cibus Global equity holders to exchange their Cibus Common Units pursuant to the Exchange Agreement to the extent Cibus, Inc. believes it is necessary to ensure that Cibus Global will continue to be treated as a partnership for U.S. federal income tax purposes.

If Cibus Global were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, significant tax inefficiencies might result for Cibus, Inc. and Cibus Global, including as a result of Cibus, Inc.’s inability to file a consolidated U.S. federal income tax return with Cibus Global. In addition, Cibus, Inc. may not be able to realize tax benefits covered under the Tax Receivable Agreement, and Cibus, Inc. would not be able to recover any payments previously made by it under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Cibus Global’s assets) were subsequently determined to have been unavailable.

If Cibus, Inc. were deemed to be an investment company under the Investment Company Act of 1940, as amended (the “1940 Act”), as a result of its ownership of Cibus Global, applicable restrictions could make it impractical for Cibus, Inc. to continue its business as contemplated and could have a material adverse effect on the Combined Company’s business.

Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. It is not expected that Cibus, Inc. would be an “investment company,” as such term is defined in either of those sections of the 1940 Act.

Calyxt and Cibus regard the Combined Company, following the completion of the Transactions, to be a plant trait company. Calyxt and Cibus believe that the Combined Company will be engaged primarily in the business of using gene editing technologies to develop and license gene edited plant traits that improve farming productivity or produce renewable low carbon plant products and not in the business of investing, reinvesting or trading in securities. Calyxt and Cibus also believe the Combined Company’s primary source of income will be properly characterized as income earned in exchange for products and services derived from such applications of the Combined Company’s gene editing technologies. The Combined Company will hold itself out as being engaged primarily in the plant trait business and does not propose to engage primarily in the business of investing, reinvesting or trading in securities.

As the sole managing member of Cibus Global, Cibus, Inc. will control and operate Cibus Global. It is intended that Cibus, Inc. and Cibus Global will conduct their operations so that Cibus, Inc. will not be deemed an investment company. However, if Cibus, Inc. were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on Cibus, Inc.’s capital structure and its ability to transact with affiliates, could make it impractical for Cibus, Inc. to continue its business as contemplated and could have a material adverse effect on the Combined Company’s business.

In certain cases, the holders of Class B Common Stock will have the sole power to approve a reorganization of the Combined Company, resulting in the Combined Company no longer being structured as an umbrella partnership C corporation.

The holders of Class B Common Stock have the sole power to vote on any merger, consolidation or conversion in connection with a reorganization of the Up-C structure (an “Up-C Reorganization”) or any necessary amendment to the Amended Certificate of Incorporation in order to effect an Up-C Reorganization. For purposes of this right of the holders of Class B Common Stock, an Up-C Reorganization means any transaction or series of transactions intended to result in the Combined Company no longer being structured as an umbrella partnership C corporation so long as (i) such transaction or series of transactions does not have a material adverse effect on the rights or preferences of the Class A Common Stock (in the sole determination of the independent members of the Cibus, Inc. Board) and (ii) such transaction or series of transactions shall not be treated as resulting in a “Change of Control” under the Tax Receivable Agreement. If the holders of Class B Common Stock were to approve an Up-C Reorganization, such decision could have an adverse effect on the trading price of the Combined Company’s Class A Common Stock to the extent investors perceive a disadvantage in owning stock of a company that is no longer in an Up-C structure.

In the event that Cibus, Inc.’s payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of Class A Common Stock could be substantially reduced.

If Cibus, Inc. experiences a change of control (as defined under the Tax Receivable Agreement), its obligation to make a substantial, immediate lump-sum payment under the Tax Receivable Agreement could result in holders of Class A Common Stock receiving substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, holders of rights under the Tax Receivable Agreement may not have an equity interest in Cibus, Inc. Accordingly, the interests of holders of rights under the Tax Receivable Agreement may conflict with those of the holders of Class A Common Stock.

Cibus, Inc. will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are subsequently disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that Cibus, Inc. will determine. The holders of rights under the Tax Receivable Agreement will not reimburse Cibus, Inc. for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after determination of such excess. However, a determination that Cibus, Inc. has made an excess payment might not occur until a number of years after such payment has been made. Additionally, if any of Cibus, Inc.’s tax reporting positions are challenged by a taxing authority, Cibus, Inc. will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. The applicable U.S. federal income tax rules for determining our tax reporting positions are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, in such circumstances, Cibus, Inc. could make payments that are greater than actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect Cibus, Inc.’s liquidity.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements (including within the meaning of Section 21E of the Exchange Act and Section 27A of the Securities Act) concerning, among other things, the following:

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the risk that the conditions to the Closing of the proposed Transactions are not satisfied, including the failure to obtain stockholder approval of the Calyxt Stockholder Matters in a timely manner or at all;

•	uncertainties as to the timing of the consummation of the proposed Transactions;

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risks related to Calyxt’s capital resources and the ability of Calyxt and Cibus, respectively, to correctly estimate and manage their respective operating expenses and expenses associated with the proposed Transactions;

•	risks related to Calyxt’s continued listing on the Nasdaq Capital Market until the Closing of the proposed Transactions and Cibus, Inc.’s ability to maintain the listing after Closing;

•	risks associated with the possible failure to realize certain anticipated benefits of the proposed Transactions, including with respect to future financial and operating results;

•

uncertainties regarding the impact that any delay in the Closing would have on the anticipated cash resources of the Combined Company upon the Closing and other events and unanticipated spending and costs that could reduce the Combined Company’s cash resources;

•	the potential for the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement;

•	the possible effect of the announcement, pendency or completion of the Mergers on Calyxt’s or Cibus’ business relationships, operating results and business generally;

•	the potential for unexpected costs related to the Mergers;

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the potential for, and uncertainty associated with the outcome of, any legal proceedings that have been and may be instituted against Calyxt or Cibus or any of their respective directors or officers related to the Merger Agreement or the Transactions;

•	risks associated with the ability of Calyxt and Cibus to protect their respective intellectual property rights;

•	the potential for any Dilutive Issuances and the dilutive impacts thereof;

•	the potential impact of competitive responses to the proposed Transactions and changes in expected or existing competition;

•	the possibility that Calyxt, Cibus or the Combined Company may be adversely affected by other economic, business, or competitive factors;

•	risks associated with the loss of key employees of Calyxt or Cibus;

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risks associated with changes in applicable laws or regulations and the potential impact of such changes on Calyxt’s, Cibus’ or the Combined Company’s ability to advance product development and commercialization; and

•	other risks and uncertainties identified from time to time in documents filed or to be filed with the SEC by Calyxt, Inc. or Cibus, Inc.

These forward-looking statements should not be relied upon as predictions of future events as Calyxt and Cibus cannot assure you that the events or circumstances reflected in these statements will be achieved or will occur. You can identify forward-looking statements by the use of forward-looking terminology including “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “pro forma,” “estimates,” or

“anticipates” or the negative of these words and phrases or other variations of these words and phrases or comparable terminology. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. The events and circumstances reflected in forward-looking statements may not be achieved or occur and actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation:

•

Calyxt Stockholders and Cibus Unitholders may not realize a benefit from the Mergers commensurate with the ownership dilution they will experience in connection with the Mergers, the Continuing Series F Financing, the Potential Calyxt Financing or any other Dilutive Issuance;

•	the Merger Consideration at the Closing of the Mergers may have a greater or lesser value than at the time the Merger Agreement was signed;

•	failure to complete the Mergers may result in either Calyxt, Inc. or Cibus Global paying a termination fee to the other party and could harm the future business and operations of each company;

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failure to complete the Mergers under certain circumstances may result in the Interim Funding being forgiven and Cibus Global and the Cibus Unitholders losing the benefit from any funds that have been made available to Calyxt, Inc. prior to termination;

•	if the conditions to the Mergers are not met, including failure to obtain Calyxt Stockholder Approval, Cibus Member Approval and Blocker Approvals for the Mergers, the Mergers will not occur;

•	the Mergers may be completed even though material adverse changes may occur;

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some Calyxt, Inc. and Cibus Global executive officers and directors have interests in the Mergers that are different from the Calyxt Stockholders and Cibus Unitholders and that may influence them to support or approve the Mergers without regard to the interests of the Calyxt Stockholders and Cibus Unitholders;

•	the market price of Class A Common Stock may decline following the Mergers;

•

Calyxt Stockholders and Cibus Unitholders will have a reduced ownership and voting interest in, and will exercise less influence over the management of, the Combined Company following the Closing as compared to their current ownership and voting interest in the respective companies;

•

raising additional capital may cause dilution to Cibus, Inc.’s stockholders, restrict the Combined Company’s operations or require the Combined Company to relinquish rights to its technologies or product candidates;

•	restrictions in the Merger Agreement may prevent Calyxt, Inc. and Cibus Global from entering into a business combination with another party at a favorable price;

•	certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the Transactions;

•	Cibus Unitholders may receive consideration in the Mergers that is greater or less than the fair market value of Cibus Units or Cibus Warrants due to the lack of a public market for Cibus Units;

•	the pro forma combined financial statements may not be an indication of the Combined Company’s financial condition or results of operations following the completion of the Transactions;

•	the Combined Company may fail to realize the anticipated benefits of the Transactions;

•	the failure to successfully integrate the businesses and operations of Calyxt and Cibus in the expected time frame may adversely affect the Combined Company’s future results;

•	the future operating results of the Combined Company will suffer if the Combined Company does not effectively manage its operations following the Transactions;

•	the market price of the Class A Common Stock is expected to be volatile, and the market price of the Class A Common Stock may drop following the Transactions;

•	the Combined Company may need to raise additional funding, which may not be available on acceptable terms or at all;

•

the Combined Company’s small public float, low market capitalization, limited operating history and lack of revenue may make it difficult and expensive for the Combined Company to raise additional funds;

•	the Combined Company will incur additional costs and increased demands upon management as a result of complying with the laws and regulations affecting public companies;

•	if Cibus, Inc. fails to maintain an effective system of internal control over financial reporting, Cibus, Inc. may not be able to accurately report its financial results or prevent fraud;

•

provisions in the Amended Certificate of Incorporation, the Amended Bylaws or Delaware Law might discourage, delay or prevent a change in control of Cibus, Inc. or changes in its management, which may depress the price of the Class A Common Stock;

•	an active trading market for the Class A Common Stock may not develop and holders of Class A Common Stock may not be able to resell their Class A Common Stock for a profit, if at all;

•

after completion of the Transactions, the Combined Company’s executive officers, directors and principal stockholders will have the ability to control or significantly influence all matters submitted to Cibus, Inc.’s stockholders for approval;

•	the Combined Company will have broad discretion in the use of its cash and cash equivalents and may not use them effectively;

•

changes in tax laws, treaties or regulations or adverse outcomes resulting from examination of tax returns, and/or inability to qualify for tax treaty benefits, could adversely affect the Combined Company’s financial results;

•	the U.S. net operating loss carryforwards and certain other tax attributes of Cibus, Inc. attributable to periods preceding the Mergers are expected to be subject to limitations;

•	if Cibus, Inc. were to be delisted from Nasdaq, it could reduce the visibility, liquidity and price of the Class A Common Stock;

•	securities analysts’ published reports could cause a decline in the price of the Class A Common Stock;

•	Calyxt and Cibus do not anticipate that Cibus, Inc. will pay any cash dividends in the foreseeable future; and

•

future sales of shares of Class A Common Stock into the market (including the Potential Calyxt Financing), or the perception that these sales may occur, could cause the market price of Class A Common Stock to decline.

The foregoing risks should not be construed as exhaustive and should be read in conjunction with statements that are included herein and elsewhere. Calyxt and Cibus can give no assurance that the conditions to the Mergers will be satisfied. For further discussion of the factors that may cause Calyxt, Cibus or the Combined Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied in such forward-looking statements, or for a discussion of risks associated with the ability of Calyxt and Cibus to complete the Mergers and the effect of the Mergers on the business of

Calyxt, Cibus and the Combined Company, see the section entitled “Risk Factors” in this proxy statement/prospectus.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in reports filed with the SEC by Calyxt, Inc. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

If any of these risks or uncertainties materialize or any of these assumptions prove incorrect, the results of operations of Calyxt, Cibus or the Combined Company could differ materially from the forward-looking statements. All forward-looking statements in this proxy statement/prospectus are current only as of the date of this proxy statement/prospectus. Calyxt and Cibus do not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any statement is made, the occurrence of unanticipated events or any new information that becomes available in the future.

THE SPECIAL MEETING OF CALYXT STOCKHOLDERS

The Calyxt Special Meeting will be held virtually via live webcast at www.virtualshareholdermeeting.com/CLXT2023SM on May 18, 2023 at 9:00 a.m. Central Time. Calyxt, Inc. is sending this proxy statement/prospectus to Calyxt Stockholders in connection with the solicitation of proxies by the Calyxt Board for use at the Calyxt Special Meeting and any adjournments or postponements of the Calyxt Special Meeting. This proxy statement/prospectus is first being furnished to Calyxt Stockholders on or about April 18, 2023.

Purposes of the Calyxt Special Meeting

The purposes of the Calyxt Special Meeting are:

1.

to consider and vote upon a proposal to approve the Blocker Mergers and the issuance of Class A Common Stock and Class B Common Stock as Merger Consideration pursuant to the Merger Agreement, as amended by the First Amendment, copies of which are attached as Annex A-1 and Annex A-2, respectively, to this proxy statement/prospectus;

2.

to consider and vote upon a proposal to approve, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of Class A Common Stock and Class B Common Stock pursuant to the terms of the Merger Agreement and the change of control of Calyxt resulting from the Mergers;

3.

to consider and vote upon, on a non-binding, advisory basis, a proposal to approve the Amended Certificate of Incorporation, a copy of which is attached as Annex B to this proxy statement/prospectus, which will amend and restate the Calyxt Certificate of Incorporation;

4.

to consider and vote upon a proposal to approve an amendment to the Calyxt Certificate of Incorporation to effect the Subsequent Reverse Stock Split at the discretion of the Calyxt Board, a copy of which is attached as Annex J to this proxy statement/prospectus, at the discretion of the Calyxt Board at or prior to Closing;

5.	to consider and vote upon a proposal to approve an amendment to the Calyxt, Inc. 2017 Omnibus Incentive Plan;

6.	to consider and vote upon, on a non-binding, advisory basis, a proposal to approve merger-related named executive officer compensation for Calyxt, Inc.’s named executive officers;

7.

to consider and vote upon a proposal to approve an adjournment of the Calyxt Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of one or more of the proposals presented to Calyxt Stockholders; and

8.	to transact such other business as may properly come before the Calyxt Special Meeting or any adjournment or postponement thereof.

Recommendation of the Calyxt Board

•

The Calyxt Board has determined that it is fair to, advisable and in the best interests of Calyxt and Calyxt Stockholders to approve the Blocker Mergers and the issuance of Class A Common Stock and Class B Common Stock as Merger Consideration pursuant to the Merger Agreement and has approved such proposal. The Calyxt Board unanimously recommends that Calyxt Stockholders vote “FOR” Proposal No. 1 to approve the Blocker Mergers and the issuance of Class A Common Stock and Class B Common Stock as Merger Consideration pursuant to the Merger Agreement.

•

The Calyxt Board has determined that it is fair to, advisable and in the best interests of Calyxt and Calyxt Stockholders to approve, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of Class A Common Stock and Class B Common Stock pursuant to the terms of the Merger Agreement and the change of control of Calyxt resulting from the Mergers and has approved such proposal. The Calyxt Board unanimously recommends that Calyxt Stockholders vote “FOR” Proposal

No. 2 to approve, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of Class A Common Stock and Class B Common Stock pursuant to the terms of the Merger Agreement and the change of control of Calyxt resulting from the Mergers.

•

The Calyxt Board has determined that it is fair to, advisable and in the best interests of Calyxt and Calyxt Stockholders to approve the Amended Certificate of Incorporation, which will amend and restate the Calyxt Certificate of Incorporation, and has approved such proposal; provided, that for the avoidance of doubt, this vote will be non-binding and advisory in nature given the Amended Certificate of Incorporation will automatically become the certificate of incorporation of Cibus, Inc. upon consummation of the First Blocker Merger pursuant to the applicable provisions of Delaware Law. The Calyxt Board unanimously recommends that Calyxt Stockholders vote “FOR” Proposal No. 3 to approve the Amended Certificate of Incorporation, which will amend and restate the Calyxt Certificate of Incorporation, as described in this proxy statement/prospectus; provided, that for the avoidance of doubt, this vote will be non-binding and advisory in nature given the Amended Certificate of Incorporation will automatically become the certificate of incorporation of Cibus, Inc. upon consummation of the First Blocker Merger pursuant to the applicable provisions of Delaware Law.

•

The Calyxt Board has determined that it is fair to, advisable and in the best interests of Calyxt and Calyxt Stockholders to approve an amendment to the Calyxt Certificate of Incorporation to effect the Subsequent Reverse Stock Split at the discretion of the Calyxt Board, and has approved such proposal. The Calyxt Board unanimously recommends that Calyxt Stockholders vote “FOR” Proposal No. 4 to approve an amendment to the Calyxt Certificate of Incorporation to effect the Subsequent Reverse Stock Split at the discretion of the Calyxt Board, as described in this proxy statement/prospectus.

•

The Calyxt Board has determined that it is fair to, advisable and in the best interests of Calyxt and Calyxt Stockholders to approve an amendment to the Calyxt, Inc. 2017 Omnibus Incentive Plan, and has approved such proposal. The Calyxt Board unanimously recommends that Calyxt Stockholders vote “FOR” Proposal No. 5 to approve an amendment to the Calyxt, Inc. 2017 Omnibus Incentive Plan, as described in this proxy statement/prospectus.

•

The Calyxt Board has determined that it is fair to, advisable and in the best interests of Calyxt and Calyxt Stockholders to approve, on a non-binding, advisory basis, merger-related named executive officer compensation for Calyxt’s named executive officers and has approved such proposal. The Calyxt Board unanimously recommends that Calyxt Stockholders vote “FOR” Proposal No. 6 to approve, on a non-binding, advisory basis, merger-related named executive officer compensation for Calyxt’s named executive officers, as described in this proxy statement/prospectus.

•

The Calyxt Board has determined that it is fair to, advisable, and in the best interests of Calyxt and Calyxt Stockholders to approve the adjournment of the Calyxt Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of one or more of the proposals presented to Calyxt Stockholders and has approved such proposal. The Calyxt Board unanimously recommends that Calyxt Stockholders vote “FOR” Proposal No. 7 to adjourn the Calyxt Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of one or more of the proposals presented to Calyxt Stockholders.

Record Date and Voting Power

Only holders of record of Calyxt Common Stock at the close of business on the record date, April 12, 2023, are entitled to notice of, and to vote at, the Calyxt Special Meeting. There were 90 holders of record of Calyxt Common Stock at the close of business on the record date. At the close of business on the record date, 49,735,490 shares of Calyxt Common Stock were issued and outstanding. Each share of Calyxt Common Stock entitles the holder thereof to one vote on each matter submitted for stockholder approval.

Voting and Revocation of Proxies

The proxy accompanying this proxy statement/prospectus is solicited on behalf of the Calyxt Board for use at the Calyxt Special Meeting.

If you are the “record holder” of your shares, meaning that you own your shares in your own name and not through a broker, bank or other nominee, you may vote in one of three ways prior to the Calyxt Special Meeting:

•	You may vote over the internet. You may vote your shares by following the instructions in the enclosed proxy card.

•	You may vote by telephone. You may vote your shares by following the instructions in the enclosed proxy card.

•	You may vote by mail. You may vote your shares by completing, dating and signing the enclosed proxy card and promptly mailing it in the postage-paid envelope provided.

You may also vote during the Calyxt Special Meeting. To attend the Calyxt Special Meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. Calyxt, Inc. recommends that you log in starting 15 minutes before the Calyxt Special Meeting to ensure that you are logged in when the meeting starts. Online access will begin at 8:45 a.m. Central Time.

All proxies that are executed or are otherwise submitted over the internet or by telephone will be voted on the matters set forth in this proxy statement in accordance with the stockholders’ instructions. However, if no choice is specified on a proxy as to one or more of the proposals, the proxy will be voted in accordance with the Calyxt Board’s recommendations on such proposals as set forth in this proxy statement/prospectus.

After you have submitted a proxy, you may still change your vote and revoke your proxy by doing any one of the following things:

•	submitting a new proxy via the internet or telephone by following the instructions on the enclosed proxy card;

•	signing another proxy card and arranging for delivery of that proxy card by mail by 11:59 p.m., Central Time, the day before the Calyxt Special Meeting;

•	giving Calyxt, Inc.’s Corporate Secretary a written notice before the Calyxt Special Meeting that you want to revoke your proxy; or

•	voting during the Calyxt Special Meeting. Your attendance at the Calyxt Special Meeting alone will not revoke a previously submitted proxy.

Calyxt, Inc. will count your vote in accordance with the last instruction Calyxt, Inc. receives from you prior to the closing of the polls, whether your instruction is received by internet, telephone, mail, or at the Calyxt Special Meeting.

Shares Held in “Street Name”

If the shares of Calyxt Common Stock you own are held in “street name” by a broker, bank or other nominee, then that broker, bank or other nominee, as the record holder of your shares of Calyxt Common Stock, is required to vote your shares of Calyxt Common Stock according to your instructions. In order to vote your shares of Calyxt Common Stock, change your vote or revoke your instructions, you will need to follow the directions your broker, bank or other nominee provides you. Many brokers, banks or other nominees also offer the option of providing for voting over the internet or by telephone, instructions for which, if available, would be provided by such broker, bank or other nominee on the voting instruction form that it delivers to you.

If you do not give instructions to your broker, bank or other nominee, such nominee can vote your shares of Calyxt Common Stock with respect to “discretionary” items but not with respect to “non-discretionary” items.

Discretionary items are proposals considered routine under certain rules applicable to brokers and on which your broker may vote shares of Calyxt Common Stock held in “street name” in the absence of your voting instructions. On non-discretionary items for which you do not give your broker instructions, your shares of Calyxt Common Stock will be treated as broker non-votes. It is anticipated that Proposal Nos. 1, 2, 3, 5 and 6 will be non-discretionary. To make sure that your vote is counted, you should instruct your broker to vote your shares, following the procedures provided by the institution that holds your shares.

If your shares are held in “street name,” you are also invited to attend and vote your shares of Calyxt Common Stock at the Calyxt Special Meeting live via webcast. To attend the Calyxt Special Meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. Calyxt, Inc. recommends that you log in starting 15 minutes before the Calyxt Special Meeting to ensure that you are logged in when the meeting starts. Online access will begin at 8:45 a.m. Central Time.

If your shares of Calyxt Common Stock are held in “street name,” you must follow the instructions provided by your broker, bank or other nominee to revoke your voting instructions, or, if you have obtained a legal proxy to vote your shares of Calyxt Common Stock at the Calyxt Special Meeting, by attending the Calyxt Special Meeting and voting.

Required Vote

The presence, in person or represented by proxy, of Calyxt Stockholders holding at least a majority in voting power of the shares of Calyxt Common Stock issued and outstanding and entitled to vote at the Calyxt Special Meeting is necessary to constitute a quorum at the Calyxt Special Meeting. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum for the transaction of business at the Calyxt Special Meeting. Approval of Proposal Nos. 2 and 5 requires the affirmative vote of a majority of the votes cast and entitled to vote on the subject matter. Approval of Proposal Nos. 6 (on an advisory basis) and 7 requires the affirmative vote of a majority of the votes cast affirmatively or negatively by holders present or represented by proxy at the Calyxt Special Meeting and entitled to vote on the subject matter. Approval of Proposals No. 1, 3 (on an advisory basis) and 4 require the affirmative vote of the holders of a majority of Calyxt Common Stock on the record date for the Calyxt Special Meeting entitled to vote on the subject matter.

Votes will be counted by the inspector of election appointed for the Calyxt Special Meeting, who will separately count “FOR” and “AGAINST” votes, abstentions and broker non-votes. Abstentions and broker non-votes will have the same effect as a vote “AGAINST” Proposals No. 1 and 3, but will have no effect on the outcome of Proposal Nos. 2, 5 and 6. Abstentions will have the same effect as a vote “AGAINST” Proposal No. 4. Abstentions will have no effect on the outcome of Proposal No. 7. Proposal Nos. 4 and 7 are matters on which Calyxt expects brokers, banks or other nominees to have discretionary authority to vote uninstructed shares and, therefore, broker non-votes are not expected with respect to these proposals.

Proposal No. 1 is conditioned upon the approval of Proposal No. 2, and the Mergers cannot be consummated without the approval of Proposal Nos. 1 and 2. Proposal Nos. 3 and 6, which are non-binding and advisory in nature, are conditioned upon the approval of Proposal Nos. 1 and 2. Proposal Nos. 4, 5 and 7 are not conditioned on the approval of any other proposal.

Solicitation of Proxies

In addition to solicitation by mail, the directors, officers, employees and agents of Calyxt and Cibus may solicit proxies from Calyxt Stockholders by personal interview, telephone or otherwise. Calyxt and Cibus will share equally the cost of printing and filing this proxy statement/prospectus and the proxy card. Calyxt also may be required to reimburse brokers, banks and other custodians, nominees and fiduciaries or their respective agents for reasonable expenses incurred in forwarding proxy materials to beneficial owners of Calyxt Common Stock.

Other Matters

As of the date of this proxy statement/prospectus, the Calyxt Board does not know of any business to be presented at the Calyxt Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Calyxt Special Meeting, it is intended that the shares of Calyxt Common Stock represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.

THE MERGERS

This section and the section entitled “The Merger Agreement” in this proxy statement/prospectus describe the material aspects of the Transactions, including the Merger Agreement. While Calyxt and Cibus believe that this description covers the material terms of the Transactions and the Merger Agreement, it may not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus for a more complete understanding of the Transactions and the Merger Agreement, including the Merger Agreement, as amended by the First Amendment, copies of which are attached as Annex A-1 and Annex A-2, respectively, and the other documents to which you are referred herein. See the section entitled “Where You Can Find More Information” on page 365 of this proxy statement/prospectus.

Background of the Mergers

In an effort to enhance stockholder value, the Calyxt Board, in consultation with members of the Calyxt management team, regularly reviews and discusses Calyxt’s business, capital resources and funding needs and near and long-term operating and strategic priorities, opportunities and challenges. As part of these regular reviews and the Calyxt Board’s consideration of the additional capital required to fund Calyxt’s business plan, in May 2019 the Calyxt Board formed a strategic alternatives review committee to conduct a review of Calyxt’s strategic alternatives. This committee retained independent financial, legal and industry advisors and conducted a detailed review of Calyxt’s business plan, funding needs and strategic alternatives, including potential strategic transactions and financings. As part of this process, through August 2020 the strategic alternatives review committee with the assistance of its financial advisor and management, contacted 19 potential counterparties, five of which executed confidentiality agreements and received non-public diligence materials and presentations. All confidentiality agreements containing a standstill provision provided the standstill would automatically terminate if Calyxt publicly announced that it had entered into a definitive agreement relating to a strategic transaction or financing. None of these discussions with potential counterparties resulted in any actionable proposals for a strategic transaction or financing. In addition, during this time period strategic alternatives review committee’s financial advisor contacted an additional six potential counterparties to assess their interest in a potential private investment in public equity, or PIPE investment, in Calyxt, and none of these discussions proceeded beyond preliminary exploratory stages.

Based in part on feedback received during the strategic transaction review process, in August 2020 the Calyxt Board approved a revised business plan for Calyxt that streamlined its business model to focus on three go-to-market strategies: technology licensing arrangements, trait and product licensing arrangements, and seed sales to agricultural processors.

During the remainder of 2020 and the first three quarters of 2021, Calyxt sought to execute on this new business model and raise additional capital. Despite repeated fundraising attempts during this period, Calyxt experienced substantial fundraising challenges and had only limited success in raising additional capital, raising approximately $15.0 million of gross proceeds in a registered direct offering of common stock in October 2020, with Cellectis, Calyxt’s largest shareholder, as the anchor with a $5.0 million investment.

In response to feedback from potential investors during these fundraising efforts, the Calyxt Board directed further revisions to the Calyxt business plan and a strategic initiative focused on engineering synthetic biology solutions for a diversified base of customers across an expanded group of end markets, which was announced in October 2021. Calyxt sought to execute on this further revised business model and continued to seek additional financing. However, Calyxt continued to experience substantial fundraising challenges and through the end of the first quarter of 2022 had only raised an additional approximately $10.0 million of net proceeds in a registered direct offering of common stock in February 2022.

On April 5, 2022, the Calyxt Board held a meeting at which, among other things, Calyxt management reviewed with the Calyxt Board Calyxt’s technology advancements, business development activities, capital resources and funding needs, current and anticipated financing market conditions, and the feedback received from market participants and potential financing sources in connection with Calyxt’s prior strategic review and fundraising efforts. At the invitation of the Calyxt Board, representatives of Cellectis attended this meeting and provided their perspectives and feedback. At the conclusion of this meeting the Calyxt Board determined to commence a new strategic alternatives review process. At this meeting, and from time to time after this meeting continuing through the January 13, 2023 Calyxt Board meeting at which the Merger Agreement was approved, representatives of Cellectis attended portions of Calyxt Board meetings at the request of the Calyxt Board in order to provide Cellectis’s perspectives and feedback.

In a series of meetings in April and May 2022, the Calyxt Board formed a strategic alternatives review committee (the “Calyxt Committee”) consisting of four members: Ms. Kozicz, Ms. Nelson, Mr. Neugent, and Dr. Ribeill, with Mr. Neugent appointed as chair of the Calyxt Committee, to oversee the strategic transactions review process and make recommendations to the Calyxt Board with respect to potential strategic transactions. In addition, after interviewing a number of potential financial and legal advisors, and confirming no conflicts of interest would prevent fulfillment of their obligations as advisors to the Calyxt Committee, the Committee retained Canaccord Genuity LLC as its independent financial advisor (“Canaccord Genuity”) and Sidley Austin LLP as its independent legal advisor (“Sidley”), and the Calyxt Committee directed management to provide an updated financial model and seven-year financial projections for Calyxt to the Calyxt Committee and its advisors. As part of the strategic transaction review process, the Calyxt Committee from time to time identified, analyzed and monitored actual or potential conflicts of interest that could arise in connection with potential strategic transactions, including actual or potential conflicts of interest of each of Cellectis and management, and such matters were discussed as part of executive sessions that the Calyxt Committee and the Calyxt Board regularly held during portions of their respective meetings.

On June 10, 2022, the Calyxt Committee met with Calyxt management and Sidley. At this meeting, among other things, management provided an update on Calyxt’s business development activities, cash position and funding needs and reviewed and discussed with the Calyxt Committee the seven-year financial model and projections that had been previously circulated by management. The Calyxt Committee provided feedback to management on the seven-year model and projections and subsequently directed the Calyxt Committee’s financial advisors to utilize the seven-year model and projections, as updated to reflect the Calyxt Committee’s feedback, for purposes of its analysis.

On June 24, 2022, the Calyxt Committee held a meeting at which members of management, representatives from Canaccord Genuity, and a representative from Sidley were present. Representatives from Canaccord Genuity reviewed and discussed their preliminary financial analysis of Calyxt utilizing the previously approved financial projections. Calyxt management discussed with the Calyxt Committee an unsolicited financing proposal from a potential investor received after the June 10, 2022 Calyxt Committee meeting. The proposed investment structure was not permitted by the terms of Calyxt’s most recent financing until late August 2022. Given the then current market environment and proposed investment terms, the Calyxt Committee determined that it was not in the best interest of the stockholders to pursue the unsolicited proposal at that time. The Calyxt Committee further discussed with Canaccord Genuity the nature of the market outreach to be conducted by Canaccord Genuity as part of the strategic alternatives review process and the importance of maximizing value and certainty for Calyxt Stockholders. At the meeting, the Calyxt Committee unanimously approved commencing the market outreach process and directed Canaccord Genuity to begin outreach.

The Calyxt Board met on June 29, 2022 with members of Calyxt management and representatives from Sidley present, and the Calyxt Committee and its advisors reviewed and discussed with the Calyxt Board the status of the strategic alternatives review process, including the list of potential strategic transaction counterparties to be contacted, certain potential interim financings that could be explored in an effort to extend Calyxt’s cash runway, and current and anticipated conditions in the capital markets and the biotechnology industry.

Beginning in July 2022, Canaccord Genuity conducted outreach to 33 potential strategic transaction counterparties. Calyxt entered into confidentiality agreements with nine potential counterparties and six potential counterparties participated in meetings with Calyxt management. All confidentiality agreements containing a standstill provision provided the standstill would automatically terminate if Calyxt, Inc. publicly announced that it had entered into a definitive agreement relating to a strategic transaction or financing. Calyxt management regularly updated members of the Calyxt Committee and other directors regarding the status of these outreach efforts, and representatives of Canaccord Genuity provided updates on the status of these outreach efforts to Calyxt periodically, with Calyxt management providing an update at a Calyxt Board meeting on August 2, 2022 and Canaccord Genuity providing an update at a Committee meeting on August 31, 2022, and Calyxt management and Sidley participated in each of these sessions. At these meetings Canaccord Genuity and Calyxt management provided preliminary feedback from potential counterparties, including that most of the potential counterparties were not interested in pursuing discussions with Calyxt regarding potential strategic transactions. In response, members of the Calyxt Committee and other directors, with the assistance of Canaccord Genuity and Calyxt management, sought to identify additional potential counterparties that could be contacted. As part of these discussions, the Calyxt Board authorized individual directors to contact potentially interested third parties in order to assess their potential level of interest in a strategic transaction or other investment involving Calyxt. Over the course of the next several weeks individual directors contacted a number of potential transaction counterparties or investors, but ultimately none expressed interest in pursuing a strategic transaction with or other investment in Calyxt.

On August 19, 2022, representatives of Cibus conducted an onsite visit to Calyxt’s headquarters in which they received a tour of Calyxt’s facilities and the parties discussed common interests in their respective fields. The visit occurred in the ordinary course of Calyxt’s business development activities and was not part of Calyxt’s strategic alternatives review process.

In August of 2022, Mr. Rory Riggs, Chairman and Chief Executive Officer of Cibus, had a dinner with Jonathan Fassberg, a member of the Calyxt Board. While Calyxt’s ongoing pursuit of strategic alternatives was not discussed, the two discussed, among other things, their respective companies’ common histories and the development of the underlying science in the industry.

On September 7, 2022, Cibus and Calyxt entered into a mutual confidentiality and non-disclosure agreement with customary 18-month non-disclosure and 12-month standstill provisions. Following execution of the mutual non-disclosure agreement, each of Cibus and Calyxt provided the other party with limited non-public diligence information.

During the period commencing in September 2022 through the execution of the Merger Agreement on January 13, 2023, each of Cibus and Calyxt continued to conduct their respective business and financial due diligence investigations of the other company and its business, with the assistance of the respective advisors of Cibus and Calyxt, including various subject matter specific due diligence conference calls. In addition to customary due diligence regarding finance, legal, tax, accounting, environmental, human resources, operations and related matters, the parties focused significant effort on the identification and validation of potential cost synergies and understanding each party’s financial plan and the achievability of such synergies by the Combined Company.

On September 12, 2022, the Calyxt Board met with Calyxt management and representatives from Ballard Spahr LLP, Calyxt’s outside counsel (“Ballard Spahr”). The Calyxt Board discussed multiple topics, including discussions regarding scenario planning in the event no strategic transaction or financing alternatives were available to Calyxt. The members of the Calyxt Committee present directed Calyxt management to have Canaccord Genuity expedite soliciting bids from potential strategic transaction counterparties and to concurrently seek interim financing proposals from potential structured financing sources. In light of, among other things, Calyxt’s funding needs and limited capital resources, the Calyxt Board determined (with the members of the Calyxt Committee unanimously agreeing) that it would be appropriate for the whole Calyxt Board to take a more active role in the strategic transaction review process and for the members of the Calyxt Committee and the Calyxt Committee’s advisors to participate directly in those discussions. Following this meeting, Canaccord

Genuity sent a process letter to potential counterparties requesting that interested counterparties provide written indications of interest by September 29, 2022.

The Calyxt Board met on September 21, 2022, at which Calyxt management and representatives from Ballard Spahr and Sidley attended. Management updated the Calyxt Board on Calyxt’s funding needs, cash runway, expense management initiatives, and the status of discussions with potential investors regarding potential financing transactions, and Calyxt management noted that Calyxt would likely need to include a going concern qualification in its third quarter 2022 financial statements. The Calyxt Board also reviewed the status of discussions with potential strategic transaction counterparties, including a discussion of the limited interest expressed at that time by potential counterparties, Calyxt’s ability to successfully complete a transaction with the potentially interested counterparties, and the range of strategic alternatives potentially available to Calyxt, including structured financings, strategic transactions, and potential dissolution of Calyxt. After further discussion, including a discussion of actions that could be taken to seek to ensure that all potential counterparties interested in a potential strategic transaction and reasonably capable of executing one had been contacted, the Calyxt Board determined it was in the best interest of the stockholders to publicly announce the strategic alternatives review process. On September 22, 2022, Calyxt announced that it was evaluating strategic alternatives to maximize stockholder value.

On September 28, 2022, the Calyxt Board met with Calyxt management and outside counsel to discuss Calyxt’s strategic alternatives and related matters. First, Calyxt management reviewed Calyxt’s cash burn, cash balance and expense reduction efforts. Then, in executive session without management, the Calyxt Board discussed alternatives for Calyxt in the event that no indications of interest were received and no financing alternatives materialized, including potential dissolution of Calyxt if all higher value alternatives were exhausted. The Calyxt Board noted that in light of Calyxt’s cash position and payment obligations, it was unlikely that cash would be available for distributions to stockholders in a dissolution and liquidation of Calyxt.

From September 29, 2022 to October 3, 2022, Cibus and three other potential counterparties, referred to as Company A, Company B, and Company C, submitted written non-binding indications of interest with respect to a potential strategic or financing transaction with Calyxt as described below:

•

The indication of interest from Cibus proposed a reverse merger transaction with the proposed ownership split and valuation to be determined. Cibus’ proposal included a requirement that Cibus must have closed on an additional financing round prior to the closing of the proposed transaction and that all executive officers and directors of Calyxt would be replaced by individuals designated by Cibus.

•

The indication of interest from Company A, a company that was not listed on a stock exchange, proposed a series of transactions that would split Calyxt into two companies as follows: (a) Cellectis would sell its shares in Calyxt to Company A for $2.5 million cash and a $1.5 million promissory note; (b) Calyxt would contribute its operating business to a wholly-owned subsidiary of Calyxt but retain ownership of all patents and related intellectual property rights and enter into a royalty-free license with the new subsidiary for such retained rights; (c) the new Calyxt subsidiary would be distributed in a tax-free split-off to all Calyxt stockholders (other than Company A and certain other stockholders) and the newly-spun off entity would then be merged (in a stock-for-stock reverse merger transaction) into an OTC company to be subsequently identified with the proposed ownership split and valuation to be determined; and (d) Calyxt would merge into Company A in a stock-for-stock merger with the proposed ownership split and valuation to be determined.

•

The indication of interest from Company B, an institutional investor, was for a capital investment in Calyxt. The total proposed investment was $3.8 million in the form of monthly share subscription over 12 months.

•

The indication of interest from Company C, an institutional investor, was for a capital investment in Calyxt. The total proposed investment was $3.25 million in convertible notes and warrants by investors.

Calyxt, Inc. entered into a customary non-disclosure agreement with Company A (which contained a standstill provision provided the standstill would automatically terminate if Calyxt, Inc. publicly announced that it had entered into a definitive agreement relating to a strategic transaction or financing). Calyxt, Inc. did not enter into any non-disclosure agreements with Company B or Company C.

On October 6, 2022, the Calyxt Board and Calyxt Committee held a joint meeting at which Calyxt management and representatives from Canaccord Genuity and Sidley were present. Mr. Godard attended portions of this meeting. Representatives from Canaccord Genuity reviewed and discussed with the Calyxt Board and the Calyxt Committee the status of outreach efforts and feedback from potential counterparties, including the four non-binding indications of interest received to date. The Calyxt Board and the Calyxt Committee reviewed and discussed the risks and potential benefits of all four proposals, including the lack of specificity as to the value to be received by Calyxt’s unaffiliated stockholders in, and substantial uncertainty as to Calyxt’s ability to complete and timing of, the first two proposals and the small size and unattractive financing terms of the latter two proposals. Following discussion and deliberation, the Calyxt Board and the Calyxt Committee each determined that Calyxt should continue to explore a potential strategic transaction with each of Cibus and Company A on an expedited basis and continue to seek to identify additional potential counterparties that could be interested in and reasonably capable of executing a strategic transaction, while at the same time preparing for an orderly dissolution and winding up of Calyxt. The Calyxt Board and the Calyxt Committee also each determined not to further engage with Company B or Company C as the Calyxt Board and the Calyxt Committee believed that the proposed financing terms were very unattractive and that neither transaction would meaningfully increase Calyxt’s funding runway, meaningfully enhance Calyxt’s ability to execute on its business plan or meaningfully increase Calyxt’s ability to identify a strategic alternative that would be more beneficial to Calyxt and its stockholders than an orderly dissolution and liquidation of Calyxt.

On October 12, 2022, the Calyxt Committee held a meeting that Calyxt management and representatives from Sidley attended and discussed with the Calyxt Committee the status of the strategic transaction review process and Calyxt’s strategic alternatives, including a potential dissolution and liquidation of Calyxt. Immediately following the Calyxt Committee meeting, the Calyxt Board held a meeting that Calyxt management, Mr. Godard and representatives from Sidley attended to discuss, among other things, Calyxt’s recent business development activities, the status of the discussions with potential counterparties, including the status of discussions with each of Cibus and Company A and the due diligence meetings and information exchanged with each of them, and Calyxt’s liquidity position, expense control initiatives, potential sources of liquidity and fundraising efforts.

On October 19, 2022, the Calyxt Board met with Calyxt management and representatives from Canaccord Genuity and Sidley present. Among other things, the Calyxt Board reviewed the list of potential counterparties and the status of discussions with Cibus and, Company A, including a detailed discussion of the proposals from each of Cibus and Company A. As part of this discussion, the Calyxt Board discussed with management and the representatives of Canaccord Genuity the business and prospects of Cibus, Canaccord Genuity’s preliminary financial analysis of Cibus, key financial terms of a potential transaction with Cibus, Cibus’ liquidity position, anticipated funding needs and ongoing financing activities, the status of Calyxt’s diligence review of Cibus and proposed due diligence workplan and potential transaction timelines. The Calyxt Board also discussed with management and representatives of Sidley Calyxt’s liquidity position, funding needs and potential financing sources and the potential process, funding needs and timelines for an orderly dissolution and liquidation of Calyxt.

On October 24, 2022, Calyxt management and Cibus management held a videoconference to discuss the terms of a potential transaction as well as preliminary financial and legal due diligence matters.

On October 26, 2022, the Calyxt Board met with Calyxt management with representatives from Canaccord Genuity, representatives from Sidley and Mr. Godard present. Among other things, the Calyxt Board reviewed the status of the discussions with Cibus, Company A and other potentially interested transaction counterparties and discussed in detail Cibus’ business model and Cibus liquidity position, financing needs and ongoing fundraising efforts. In addition, the Calyxt Board discussed with Calyxt management, Canaccord Genuity and Sidley the potential terms for a reverse merger with Cibus, including the potential pro forma ownership levels of the Calyxt Stockholders of the Combined Company, and provided negotiating direction to Calyxt management and Canaccord Genuity for further discussions with Cibus. The Calyxt Board also reviewed Calyxt’s current and anticipated liquidity position, expense control initiatives and potential financing sources, and discussed the process and potential timelines for a potential orderly dissolution and liquidation of Calyxt and the potential challenges and benefits involved, and the Calyxt Board directed Calyxt management to provide a briefing to Cellectis regarding the status of Calyxt’s strategic transaction review process and possibility for an orderly dissolution and liquidation of Calyxt.

On October 31, 2022, Cibus sent a revised non-binding letter of intent with an ascribed valuation of Calyxt of $30.0 million and an ascribed valuation of Cibus to be based on the price to be paid in Cibus’ ongoing equity financing round, with an implied ownership interest in the Combined Company of approximately 5.0% for existing Calyxt Stockholders. Cibus’ proposal also contemplated a $100.0 million financing by Cibus closing condition prior to Cibus being required to consummate the transaction.

On November 2, 2022, the Calyxt Board met with Calyxt management and representatives from Canaccord Genuity and Sidley and discussed a number of topics, including the status of the strategic alternatives review, ongoing discussions with Company A and Cibus and other potentially interested transaction counterparties, the terms of the Cibus proposal, key risks and negotiating points relating to the Cibus proposal, including the pro forma ownership of the Combined Company to be held by Calyxt Stockholders, the status of Cibus’ ongoing fundraising efforts, conditionality relating to financing and Cibus’ proposed transaction timeline, and the terms of a potential counterproposal by Calyxt. The Calyxt Board also discussed the process and potential timelines and budget for a potential orderly dissolution and liquidation of Calyxt if no other more attractive executable alternatives emerged. The Calyxt Board provided negotiating guidance and direction to Calyxt management and the advisors relating to the Cibus proposal, and requested that Calyxt management continue its expense control efforts and refine its analysis regarding a potential orderly liquidation of Calyxt.

As directed by the Calyxt Board, on November 3, 2022, Calyxt delivered a counter-proposal to Cibus which proposed an ascribed valuation of Calyxt of $40.0 million and an ascribed valuation of Cibus to be based on the price to be paid in Cibus’ ongoing Series F equity financing round. Calyxt’s proposal also eliminated any financing closing condition with respect to Cibus’ obligation to consummate the transaction.

On November 8, 2022, representatives of Cibus and Calyxt held a videoconference for Calyxt management and its advisors to conduct due diligence and ask questions about the management organization and personnel of Cibus.

On November 9, 2022, representatives of Cibus and Calyxt held additional videoconferences to conduct due diligence on Cibus. On the first call, Calyxt management conducted a question and answer session on Cibus’ financial statements, operating results, pipeline and prospects and the status of Cibus’ latest equity financing round. On a subsequent call, Calyxt management conducted a question and answer session on Cibus’ contract and legal functions.

Later on November 9, 2022 the Calyxt Board met with Calyxt management and representatives of Sidley and discussed developments in the strategic alternatives review process, including that Company A had declined to provide further information regarding its potential financing sources and that as a result discussions with Company A had ceased. Management reviewed with the Calyxt Board Calyxt’s liquidity position, expense control initiatives and anticipated cash flows. Management also updated the Calyxt Board on the status of the negotiations with Cibus, the status of Cibus’ ongoing fundraising efforts and potential transaction timelines. Also at this meeting, Messrs. Arthaud and Godard reported to the Calyxt Board on feedback from the Cellectis board of directors’ meeting earlier in the week, including noting that Cellectis had determined that, in the event an actionable alternative transaction with Cibus or another third party could not be identified in the near term and the Calyxt Board submitted a proposal for an orderly dissolution and liquidation of Calyxt to the shareholders of Calyxt for approval, Cellectis would vote its shares in Calyxt in favor of the orderly dissolution and liquidation of Calyxt. Management then reviewed with the Calyxt Board potential budgets and timelines for an orderly dissolution and liquidation of Calyxt and the Calyxt Board discussed the potential challenges and risks involved.

On November 10, 2022, Cibus management participated in on-site due diligence meetings with certain members of Calyxt management at Calyxt’s headquarters as part of Cibus’ due diligence investigation of Calyxt.

On November 14, 2022, the compensation committee of the Calyxt Board met to, among other things, discuss Calyxt management’s plans for potential headcount reductions and related expense control initiatives.

On November 16, 2022, Cibus submitted a revised non-binding letter of intent which proposed an ascribed valuation of Calyxt of $30.0 million and an ascribed valuation of Cibus to be based on the price to be paid in Cibus’ ongoing equity financing round, with an implied ownership interest in the Combined Company of approximately 5.0%, on a fully-diluted basis, for existing Calyxt Stockholders. Cibus’ proposal also contemplated a $50.0 million financing closing condition prior to Cibus being required to consummate the transaction.

Later on November 16, 2022 the Calyxt Board met with Calyxt management and representatives of Canaccord Genuity and Sidley and discussed the revised letter of intent that had been received from Cibus earlier in the day in response to Calyxt’s November 3, 2022 counterproposal, reviewed and discussed the key open issues, including transaction timelines to signing and to closing, conditionality and certainty of closing (including conditionality relating to Cibus’ ongoing fundraising efforts), and valuation, discussed potential responses to the open issues, discussed potential transaction timelines, and reviewed and discussed Cibus’ ongoing fundraising efforts and related timelines. The Calyxt Board directed Calyxt management and the representatives of Canaccord Genuity to seek to resolve the remaining issues with Cibus. The Calyxt Board then reviewed and discussed with Calyxt management and Sidley a potential timeline and budget for an orderly dissolution and liquidation of Calyxt, and the Calyxt Board directed Calyxt management to further refine certain estimates and assumptions and report back to the Calyxt Board. Later in the day, Calyxt sent a further revised letter of intent to Cibus that removed certain closing conditions relating to financing and intellectual property matters and reflecting an accelerated transaction timetable all consistent with the direction of the Calyxt Board.

On November 18, 2022, management of Cibus and Calyxt, together with representatives of Canaccord Genuity and Jones Day, counsel for Cibus (“Jones Day”), held a videoconference to discuss certain intellectual property matters.

On November 20, 2022, Cibus submitted a revised non-binding letter of intent which required that Cellectis assign to Calyxt certain intellectual property rights used by Calyxt in its business as a condition to a closing of the transaction. This revised non-binding letter of intent was not executed and delivered by the parties, but reflected alignment between the parties on the underlying valuation and transaction structure that served as the basis for negotiations going forward.

On November 21, 2022, Calyxt management and representatives of Canaccord Genuity discussed with management of Cibus the key terms of a potential reverse merger transaction based on the November 20, 2022 letter of intent, including the pro forma ownership of the Combined Company that would be held by the pre-merger stockholders of Calyxt, the closing conditions for the transaction and the timeline for negotiating definitive transaction document and a related exclusivity period.

On November 22, 2022 the Calyxt Board met with Calyxt management and representatives of Canaccord Genuity and Sidley and reviewed the status of the negotiations on the Cibus revised letter of intent, including the length of the exclusivity period, and approved the proposed letter of intent and exclusivity period.

On November 23, 2022 Calyxt delivered a draft merger agreement to Cibus. The initial draft merger agreement provided for, among other things, a reverse merger structure, wherein first the Blockers would merge with and into Calyxt, followed by the merger of Merger Subsidiary with and into Cibus with Cibus surviving as a wholly-owned subsidiary of Calyxt. Cibus unitholders and warrant holders would all receive shares of Calyxt Common Stock as merger consideration, in each case, as set forth on the allocation statement contained therein. Under the initial draft merger agreement, Cibus and Calyxt would also make largely reciprocal representations and warranties regarding their respective businesses and agree to largely reciprocal interim operating covenants and other pre-closing covenants. The draft merger agreement contained customary closing conditions, including a bring-down of the general representations and warranties at a “Material Adverse Effect” standard and the fundamental representations and warranties at an “all material respects” standard. The Calyxt shares to be issued in the mergers would be listed on Nasdaq and at closing Calyxt would deliver an assignment from Cellectis assigning certain intellectual property used by Calyxt in its business to Calyxt. Simultaneously with the signing of the merger agreement, Cellectis would also deliver the voting agreement committing to vote in favor of the mergers.

On November 29, 2022 a videoconference was held among representatives of Jones Day, Sidley, and Calyxt management to discuss the draft merger agreement.

On December 5, 2022, representatives of Cibus and Calyxt held a series of follow-up videoconferences to continue Calyxt’s financial due diligence on Cibus and to discuss potential synergies. On one videoconference, Calyxt management and its advisors conducted a question and answer session on Cibus’ financial statements, operating results, pipeline and prospects and the status of Cibus’ latest equity financing round. On an additional videoconference, the parties discussed their respective personnel capacity and needs, including synergies to be realized from the Combined Company’s workforce.

Later on December 5, 2022, the Calyxt Board met with Calyxt management and representatives of Canaccord Genuity, Sidley, and Ballard Spahr. Management and the advisors updated the Calyxt Board on the status of the negotiations with Cibus and its advisors on the transaction documents, the key open issues to be resolved, the status of Cibus’ financing efforts and the closing of its Series F financing round at a $2.00 price per unit (which implied an approximately $475 million pre-money equity valuation of Cibus on a Treasury stock basis), and the status of Calyxt’s ongoing due diligence review of Cibus. In addition, Calyxt management updated the Calyxt Board on Calyxt’s liquidity position, initiatives to limit expenses and the process, timing and budget for a potential orderly dissolution and liquidation of Calyxt.

On December 7, 2022, Jones Day delivered a revised draft of the merger agreement to Calyxt.

On December 8, 2022, a videoconference was held among representatives of Jones Day, Sidley and Calyxt management to discuss the revised draft of the merger agreement. The parties discussed, among other issues in the merger agreement, Calyxt directors and officers delivering voting agreements, the materiality standards for Cibus representations and warranties, the closing conditions and termination in the event of a Calyxt “Material Adverse Effect”, Cibus’ interim operating covenants (including issuances of additional Cibus equity in connection with its ongoing financing round and grants to employees, incurrence of indebtedness and capital expenditure commitments), the timing for delivery of Cibus’ member consents approving the mergers, and control of any pre-closing litigation in connection with the transaction.

On December 9, 2022, representatives of Sidley, Willkie Farr & Gallagher LLP, counsel to Cellectis (“Willkie Farr”), and management of each of Calyxt and Cellectis held a videoconference to discuss the merger agreement and proposed transaction, and Willkie Far and Cellectis provided feedback to Sidley and Calyxt on the draft of the merger agreement.

Later on December 9, 2022, Cibus granted access to Calyxt and its representatives and advisors to a virtual data room Cibus established to share confidential information and facilitate Calyxt’s due diligence review of Cibus. During the period commencing on December 9, 2022 through the execution of the Merger Agreement on January 13, 2023, Calyxt continued to conduct its business and financial due diligence investigations of Cibus, with the assistance of its advisors, including various subject matter specific due diligence conference calls.

On December 10, 2022, Calyxt provided a revised draft of the merger agreement to Jones Day and Cibus addressing many of the issues discussed on the December 8, 2022 call among the parties’ counsel.

On December 13, 2022 the Calyxt Board met with Calyxt management and representatives of Canaccord Genuity and Sidley. Management and the representatives of Canaccord Genuity reviewed the status of the negotiations with Cibus, the key open issues remaining to be resolved and Calyxt’s proposed approach to each, and the action items and timeline to a potential signing of the merger agreement. Management also reviewed and discussed with the Calyxt Board the results of Calyxt’s due diligence review of Cibus. Management also reviewed and discussed with the Calyxt Board the process and timeline for an orderly dissolution and liquidation of Calyxt, which management identified as Calyxt’s only actionable alternative to the Cibus transaction.

In the evening on December 13, 2022, Jones Day provided a revised draft of the merger agreement to Sidley and Calyxt.

On December 14, 2022, Calyxt provided drafts to Jones Day of the voting agreement to be signed by Cellectis, the amendment to the license agreement between Calyxt and Cellectis proposed covenant relating to replacing Cellectis’ guaranty of Calyxt’s headquarters office lease.

On December 15, 2022, a videoconference was held among Calyxt and Jones Day to discuss the merger agreement and related matters. On this call, the representatives of Jones Day described the “Up-C” structure that Cibus proposed to implement in connection with the transaction. Additionally, the parties discussed, among other issues in the merger agreement, comments to the representations and warranties, Cibus’ interim operating covenants (including issuances of additional Cibus equity in connection with its ongoing financing round and grants to employees, incurrence of indebtedness and capital expenditure commitments), the timing for delivery of Cibus’ member consents approving the mergers and termination in the event of a Calyxt “Material Adverse Effect.” Later in the day Calyxt and Cibus exchanged draft disclosure schedules to the merger agreement.

On December 16, 2022, Jones Day delivered to Calyxt and Sidley an updated draft of the merger agreement including among other things changes reflecting the proposed “Up-C” structure, wherein certain Cibus unitholders would be entitled to elect, as merger consideration, either shares of Class A Common Stock or Up-C Units (constituting a share of Class B Common Stock coupled with a Cibus Common Unit). The revised draft of the merger agreement also reflected Cibus’ position on the issues discussed on the previous day’s call among counsel.

On December 16, 2022, the Calyxt Board met with management and representatives of Canaccord Genuity and Sidley and discussed the status of the negotiations with Cibus, including the key open issues for resolution, and described the “Up-C” structure proposed by Cibus. In addition, management reviewed Calyxt’s liquidity position, cash forecast and financing needs, and discussed Calyxt’s expense reduction initiatives and potential alternatives to a transaction with Cibus, including a potential orderly dissolution and liquidation.

On December 18, 2022, representatives of Canaccord Genuity and Cibus management held a videoconference to discuss the exchange ratio for the merger and the pro forma capitalization of the Combined Company following the merger. Later in the day, Jones Day delivered to Calyxt and Sidley revised drafts of the voting agreement and license agreement amendment.

On December 19, 2022, Akin Gump Strauss Hauer & Feld LLP, tax counsel to Cibus (“Akin Gump”), delivered to Calyxt and Sidley a draft term sheet for the proposed tax receivable agreement.

On December 20, 2022, management of Calyxt provided Cellectis with an update on the negotiations with Cibus, including the revised drafts of the voting agreement and license amendment provided by Jones Day on December 18, 2022. Later in the day, following negotiations between Sidley and Akin Gump, Akin Gump delivered an updated draft term sheet for the proposed tax receivable agreement. In the evening of December 20, 2022, Jones Day delivered to Calyxt and Sidley a further revised draft of the merger agreement.

On December 21, 2022, Sidley delivered an updated draft of the merger agreement to Jones Day. Sidley subsequently provided the updated draft merger agreement to Willkie Farr. The updated draft of the merger agreement addressed issues that included Cibus’ interim operating covenants (including issuances of additional Cibus equity in connection with its ongoing Series F financing round and grants to employees, incurrence of indebtedness and capital expenditure commitments), the timing for delivery of Cibus’ member consents approving the mergers. In addition to the foregoing issues, the draft proposed that Cibus pay Calyxt (i) a $1.0 million termination payment (plus transaction fees up to $500,000) if Cibus is unable to obtain the member consents approving the mergers by a date certain or if the parties have not completed negotiation of all ancillary agreements (including the tax receivable agreement, the exchange agreement and the amended and restated limited liability company agreement of Cibus) by a date certain and (ii) a weekly “ticking fee” commencing on March 15, 2023 if the mergers had not been consummated.

On December 22, 2022, Sidley delivered a revised draft of the term sheet for the tax receivable agreement to Akin Gump and Jones Day. Later in the day, Calyxt delivered revised draft disclosure schedules to Jones Day. Following discussions between Sidley and Akin Gump, later in the day Akin Gump delivered a further revised draft of the term sheet for the tax receivable agreement to Sidley and Calyxt.

On December 23, 2022, representatives of Sidley, Jones Day and Willkie Farr held a videoconference to discuss the draft voting agreement and license agreement amendment. Among the issues discussed were Cellectis’ obligation to vote in favor of the mergers if Calyxt made a board adverse recommendation change and the royalties to be paid under the Cellectis intellectual property license amendment.

On December 28, 2022, Jones Day delivered a revised draft merger agreement to Sidley and Calyxt. The following morning Sidley updated Willkie Farr on the status of the negotiations with Cibus and forwarded the revised draft merger agreement. Issues addressed in the draft merger agreement included, among others, Cibus’ interim operating covenants (including issuances of additional Cibus equity in connection with its ongoing Series F financing round and grants to employees, incurrence of indebtedness and capital expenditure commitments) as well as the ability of new Series F subscribers to elect Up-C Units as merger consideration. In lieu of a ticking fee, the merger agreement proposed Cibus providing the Interim Funding of up to $2.0 million pre-closing. The draft merger agreement also proposed that certain Cibus Unitholders would deliver voting agreements with the member consent approving the mergers to be delivered at some point pre-closing (to be enforced by Cibus’ obligation to pay the $1.0 million termination fee if the member consent was not delivered on time).

On December 30, 2022, the Calyxt Board held a meeting at which Calyxt management and representatives of Canaccord Genuity and Sidley attended. The representatives of Canaccord Genuity reviewed the conduct of the strategic transaction review process to date, the representatives of Sidley described Calyxt’s previous strategic review and fundraising processes, and the Calyxt Board reviewed with management and the representatives of Canaccord Genuity and Sidley the strategic alternatives available to Calyxt. Management and the representatives of Canaccord Genuity and Sidley then reviewed the key areas of negotiation with Cibus, the proposed resolutions of the open points, and the key potential benefits and risks of the proposed transaction. Management and the representatives of Canaccord Genuity and Sidley then reviewed and discussed with the Calyxt Board the principal terms and conditions of the proposed transaction with Cibus, the proposed pro forma equity ownership of the existing stockholders of Calyxt in the Combined Company, the proposed “Up-C” structure and tax receivable agreement, and the anticipated liquidity position, cash runway and financing needs of the Combined Company. The Calyxt Board provided feedback negotiating guidance to management, Canaccord Genuity and Sidley.

On December 30, 2022, Jones Day delivered to Sidley, Calyxt and Willkie Farr revised drafts of the license agreement amendment and provisions of the voting agreement relating to the termination of Cellectis’ guaranty of Calyxt’s headquarters office lease, wherein Cibus would agree to take commercially reasonable efforts to cause Cellectis to be released from the guaranty once the Combined Company was able to meet certain financial metrics. Later in the day Calyxt and Jones Day exchanged updated draft disclosure schedules. Other than the terms for the guaranty release, the form of voting agreement was largely settled.

On January 1, 2023, Willkie Farr provided a revised draft of the license agreement amendment to Calyxt and Sidley.

On January 2, 2023, Jones Day delivered an initial draft of the interim funding term sheet to Calyxt and Sidley which provided for up to $3.0 million in interim funding on certain conditions, including accrual of interest and prepayment upon maturity if the mergers were not consummated. Later in the day on January 2, 2023, Calyxt delivered to Jones Day revised drafts of the term sheet for the Interim Funding, the license agreement amendment, and the provisions of the voting agreement relating to the termination of Cellectis’ guaranty of Calyxt’s headquarters office lease.

On January 3, 2023, the Calyxt Board met with Calyxt management and representatives of Sidley. Management reviewed with the Calyxt Board the key open topics for resolution with Cibus and discussed potential proposed resolutions with the Calyxt Board. The Calyxt Board discussed potential transaction timelines and management’s cash forecasts through closing and the funding mechanisms potentially available to Calyxt. The Calyxt Board also discussed Calyxt’s alternatives to the Cibus transaction, that an orderly dissolution and liquidation of Calyxt was the only executable alternative that had been identified to date, and the potential timelines, process and budgets for such an orderly dissolution of Calyxt. The Calyxt Board provided feedback and negotiating guidance to management and Sidley.

Following discussions between Calyxt and Willkie Farr, on January 4, 2023 Calyxt delivered a revised draft of the license agreement amendment to Jones Day.

Later in the day on January 4, 2023, Calyxt delivered a revised draft of the term sheet for the Interim Funding to Cibus and Jones Day. Issues addressed in the revised draft of the term sheet included increasing potential funding to $4.0 million, full forgiveness if the merger agreement is terminated and making the loan interest-free.

On January 5, 2023, Sidley delivered a revised draft of the merger agreement to Jones Day.

Over the course of the weekend from January 6, 2023 through January 8, 2023, Calyxt, Cibus and their respective advisors continued to negotiate the terms of the transaction documents, and numerous revised drafts of the various agreements were exchanged. Remaining issues negotiated between the parties during this period included, among others, the timing for delivery of Cibus’ member consents approving the mergers, confirming the form of merger consideration payable to Cibus warrant holders and holders of Cibus PIUs, the maximum amount and terms of the Interim Funding (including forgiveness under certain circumstances if the merger agreement is terminated), the royalties payable to Cellectis under the amended intellectual property license and the final outside date of the merger agreement.

On January 9, 2023, the compensation committee of the Calyxt Board met with management and representatives of Sidley and discussed the status of the negotiations with Cibus, the key remaining items to be addressed and certain compensation-related matters relating to the proposed transaction.

Over the course of the week from January 9 to January 13, 2023, Calyxt, Cibus and their respective counsel continued to negotiate the terms of the transaction documents and exchanged numerous revised drafts. Remaining issues negotiated between the parties during this period included, among others, the timing for delivery of Cibus’ member consents approving the mergers, confirming the form of merger consideration payable to Cibus warrant holders and holders of Cibus PIUs, the maximum amount and terms of the Interim Funding (including forgiveness under certain circumstances if the merger agreement is terminated), the royalties payable to Cellectis under the amended intellectual property license and the final outside date of the merger agreement.

On January 13, 2023, the Calyxt Board held a meeting at which members of Calyxt management and representatives of Canaccord Genuity and Sidley were present. Calyxt’s directors discussed, among other things, the potential benefits and risks of the proposed transaction with Cibus. During the meeting, a representative from Sidley again reviewed the fiduciary duties of the Calyxt Board in connection with the proposed transaction with Cibus and reviewed the material terms of the merger agreement. The Calyxt Board discussed various considerations with respect to the proposed transaction with Cibus, as summarized in the section entitled “—Calyxt Reasons for the Mergers.” Following discussion, the Calyxt Board unanimously (i) determined that the Mergers and the Transactions are advisable and in the best interests of Calyxt and its stockholders, (ii) approved and declared advisable the Merger Agreement, the Mergers and the other Transactions, and (iii) resolved to recommend that the Calyxt Stockholders approve the Mergers and the Transactions. Later on January 13, 2023, Calyxt and Cibus executed the Merger Agreement.

On January 17, 2023, Calyxt and Cibus issued a joint press release announcing the execution of the Merger Agreement.

Calyxt Reasons for the Mergers

During the course of its evaluation of the Merger Agreement and the Transactions, the Calyxt Board (including the Calyxt Committee) held numerous meetings, consulted with Calyxt, Inc.’s senior management and with financial and legal advisors and consultants to the Calyxt Board and/or the Calyxt Committee. In reaching its decision to approve the Merger Agreement and the Transactions, the Calyxt Board considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement, including:

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the then-current and historical trading prices of Calyxt Common Stock, and the possibility that Calyxt Common Stock could be delisted from the Nasdaq and only trade through the over-the-counter markets, if at all;

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the Calyxt Board’s belief that Calyxt’s business development efforts were not reasonably likely to result in any significant developments or events in the near term that could reasonably be expected to serve as a meaningful catalyst for Calyxt’s stock price;

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the extensive efforts of the Calyxt Board and Calyxt management over an extended period of time to identify a fundable business model for Calyxt that could reasonably be expected to enhance and create long-term shareholder value;

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the risks associated with Calyxt’s business plan, including execution risk, funding risk, technology risk, regulatory risk, risks relating to the potential size and/or profitability of Calyxt’s potential target markets, and risks relating to the evolving competitive landscape relating for Calyxt’s products and services;

•	Calyxt’s liquidity position, extremely limited funding runway and repeated inability to raise material amounts of additional capital;

•

the comprehensive and thorough process of reviewing and analyzing potential strategic alternatives undertaken by the Calyxt Board (including through the Calyxt Committee) and management, including the exploration of potential sale of the company transactions, licensing transactions, transactions for the sale of key assets or businesses, and financing transactions, the Calyxt Board’s belief that no commercially viable alternative financing, strategic investment, merger, asset sale or licensing transaction was reasonably available to Calyxt, and the Calyxt Board’s belief that that the only reasonably executable alternative to the Mergers was a liquidation and dissolution of Calyxt that could not be reasonably expected to provide any dividend, liquidating distribution or other payments or value to Calyxt Stockholders;

•

the Calyxt Board’s belief that the exchange ratio for the Mergers is the highest exchange ratio to which Cibus Global was willing to agree and that the other terms of the Merger Agreement represent in the aggregate the most favorable terms to Calyxt and its stockholders to which Cibus was willing to agree;

•

that following the Mergers, the pre-Mergers Calyxt Stockholders will continue to own common equity in Cibus, Inc. and that Calyxt Board’s belief that this continuing equity interest will provide the existing Calyxt Stockholders with an opportunity to participate following the Mergers in the potential equity value of the Combined Company, which will focus on Cibus’ product pipeline;

•

the Calyxt Board’s view, based on the scientific, regulatory and technical due diligence conducted by Calyxt management and advisors of the potential market opportunity of Cibus’ product candidates, which the Calyxt Board anticipates will be the focus of the Combined Company;

•

the Calyxt Board’s view, following review with Calyxt management and advisors, of Cibus’ anticipated fundraising and development plans and the potential ability of the Combined Company to successfully raise additional funds to enable the continued development of Cibus’ product pipeline through anticipated future value inflection points;

•

the Calyxt Board’s belief that the funding advances by Cibus Global provided for in the Merger Agreement are reasonably likely to provide sufficient funding to Calyxt to allow Calyxt to close the Mergers and should provide a cash cushion that, in the event the Merger Agreement is terminated, will substantially enhance the ability of Calyxt to conduct an orderly dissolution and liquidation; and

•

the ability of the Calyxt Board to respond to unsolicited acquisition proposals that third parties may make before Calyxt Stockholders approve the Mergers, including the Calyxt Board’s ability to change its recommendation regarding the Mergers and (subject to payment of the breakup fee described elsewhere in this proxy statement/prospectus) terminate the Merger Agreement in response to a superior proposal.

The Calyxt Board also considered the terms of the Merger Agreement and related transaction documents, including those described below, and concluded that the terms of the Merger Agreement and related transaction documents, in the aggregate, were fair to and in the best interests of Calyxt and its stockholders under the circumstances:

•

that under the terms of the Merger Agreement, the pre-Mergers Calyxt Stockholders are anticipated (subject to dilution from any equity issued by Cibus Global after the date of the Merger Agreement and before the Closing and other dilutive items provided for in the Merger Agreement) to own approximately 5% of the fully-diluted equity interests of Cibus, Inc. at the Closing;

•

the nature of the conditions to Calyxt’s and Cibus’ respective obligations to complete the Mergers, as more fully described below under the caption “The Merger Agreement—Conditions to the Completion of the Mergers,” beginning on page 173 in this proxy statement/prospectus, and the Calyxt Board’s view of the likelihood that the Mergers will be completed on a timely basis;

•

the respective rights of, and limitations on, Calyxt, Inc. and Cibus Global under the Merger Agreement to consider and engage in discussions regarding unsolicited acquisition proposals under certain circumstances, and the limitations on the board of directors of each party to change its recommendation in favor of the Mergers, as more fully described below under the caption “The Merger Agreement—No Solicitation,” beginning on page 177 in this proxy statement/prospectus;

•

the potential termination fee of $1.0 million plus reimbursement of up to $500,000 of expenses, which could become payable by Cibus Global to Calyxt, Inc. if the Merger Agreement is terminated in certain circumstances, as more fully described below under the caption “The Merger Agreement—Termination,” beginning on page 188 in this proxy statement/prospectus;

•

the Calyxt Support Agreements, pursuant to which certain stockholders of Calyxt, Inc. have agreed, solely in their capacities as stockholders, to vote their shares of Calyxt Common Stock in favor of the Mergers and against any alternative acquisition proposals, and that such voting obligations terminate if the Calyxt Board changes its recommendation with respect to the Mergers, all as more fully described below under the caption “Agreements Related to the Mergers—Support Agreements—Calyxt Support Agreements,” beginning on page 191 in this proxy statement/prospectus;

•

the provisions in the Calyxt Support Agreement between Cibus Global, Calyxt, Inc. and Cellectis relating to the guaranty by Cellectis of certain obligations under Calyxt’s headquarters building lease, including the obligation of Cibus Global under certain circumstances to use commercially reasonable efforts to cause the landlord to terminate the guarantee as more fully described below under the caption

“Agreements Related to the Mergers—Support Agreements—Calyxt Support Agreements,” beginning on page 191 in this proxy statement/prospectus;

•

the “Up-C” structure to be implemented at the Closing for the Combined Company and the terms of the Tax Receivable Agreement to be entered into in connection therewith, including the payments to be made to certain Cibus Unitholders thereunder, all as more fully described below under the caption “Agreements Related to the Mergers—Tax Receivable Agreement,” beginning on page 191 in this proxy statement/prospectus;

•	the terms of Calyxt, Inc.’s outstanding warrants and the impact of the Mergers on the warrants; and

•

the provisions of the Merger Agreement relating to the officers and employees of Calyxt, including the treatment of employee stock options and Calyxt RSUs in the Mergers, the treatment of Calyxt’s obligations to pay severance to officers and employees, and the provisions relating to Calyxt’s ability to change the compensation of officers and employees and/or make any bonus payment or equity awards following the signing of the Merger Agreement.

In the course of its deliberations, the Calyxt Board also considered a variety of risks and other countervailing factors related to entering into the Mergers, including:

•

the $1.0 million termination fee payable by Calyxt, Inc. upon the occurrence of certain events and the potential effect of such termination fee in deterring other potential acquirors from proposing an alternative acquisition that may be more advantageous to Calyxt Stockholders;

•

the substantial expenses to be incurred by Calyxt, Inc. in connection with the Transactions and the potential for events out of the control of Calyxt, Inc. to delay the vote of Calyxt Stockholders or Cibus Unitholders and/or delay or prevent the Closing;

•	the risk that Calyxt does not have sufficient liquidity to fund expenses through the Closing, and options, including if the Closing were to be delayed;

•	the risk that one of more of the conditions to the Closing will not be satisfied, including among others the risk that Cibus Unitholders do not approve the Transactions;

•

the risk that Calyxt Common Stock is delisted by Nasdaq and/or the risk that a material adverse effect occurs with respect to Calyxt, and the related risk that in the event the Merger Agreement is terminated without the Closing occurring (and without Calyxt, Inc. entering into an agreement for a superior proposal), Calyxt will not have sufficient remaining cash to be able to fund an orderly dissolution and liquidation;

•

the restrictions on Calyxt, Inc. soliciting alternative acquisition proposals during the pendency of the Transactions, as more fully described below under the caption “The Merger Agreement—No Solicitation,” beginning on page 177 in this proxy statement/prospectus;

•

that the trading of Calyxt Common Stock, both prior to the Transactions and following the completion of the Transactions, will likely be materially impacted by matters relating to Cibus and its financial condition, operating results, pipeline and prospects; that Cibus is not currently a public company and limited information relating to Cibus is publicly available; that there is no established trading market or market prices for Cibus Units; and that as a result the price of Calyxt Common Stock could increase, decrease and/or be volatile;

•

that the ability of the Combined Company to execute on its business plan will be subject to substantial challenges, some of which will be beyond the control of the Combined Company, including risks and challenges relating to execution, technology, regulatory matters, funding needs and the fact that the Combined Company is not anticipated to generate any material amount of revenue in the near future, risks relating to the development and/or commercialization of Cibus’ product pipeline, and inherent uncertainties as to the extent to which the Combined Company will be able to successfully execute its business plan on a timely basis, if at all, and achieve its projections;

•

the interests that Cellectis and Calyxt’s directors and executive officers have with respect to the Transactions that are or may be different from, or in addition to, the interests of Calyxt Stockholders generally, including those interests described in the sections entitled “The Mergers—Interests of Calyxt, Inc. Directors and Executive Officers in the Mergers” beginning on page 145 in this proxy statement/prospectus;

•

the complexity of the contemplated “Up-C” structure for the Combined Company and potential impact that the structure, including the change of control payments under the contemplated Tax Receivable Agreement, could have on potential future merger transactions involving Calyxt and/or the price that would be paid to Calyxt Stockholders in any such transaction;

•

that the Calyxt Board (including the Calyxt Committee) had determined not to request a formal fairness opinion with respect to the Transactions in light of, among other things, the Calyxt Board’s belief (a) that payment of the fee payable for such an opinion would substantially reduce the amount of Calyxt’s available cash and potentially impair Calyxt’s ability to fund its expenses and operations through the Closing and Calyxt’s ability to fund an orderly dissolution and liquidation in the event that the Transactions did not close and (b) that a fairness opinion would provide modest, if any, benefit to the Calyxt Board because, among other things, (i) given the early stage nature of the business of each of Calyxt and Cibus, including that each company required substantial additional financing to fund its business plan, that each company’s business plan was subject to substantial risks and uncertainties and that neither company’s business plan was anticipated to generate material revenues in the next several years and (ii) the Calyxt Board’s belief that the only reasonably executable alternative to the Mergers was a liquidation and dissolution of Calyxt that could not be reasonably expected to provide any dividend, liquidating distribution or other payments or value to Calyxt’s stockholders; and

•

the various other risks associated with the Combined Company and the proposed Transactions, including those described in the sections entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” beginning on pages 40 and 114, respectively, in this proxy statement/prospectus.

As part of its evaluation of the Merger Agreement and the Transactions, the Calyxt Board (including the Calyxt Committee) considered various financial analyses relating to Calyxt, Inc., Cibus Global and the Transactions, including the following:

Historical Stock Trading Data

At the January 13, 2023 meeting of the Calyxt Board, the Calyxt Board considered and reviewed various historical trading statistics relating to the Calyxt Common Stock as of January 12, 2023 based on data from Bloomberg and Capital IQ, including the following:

Trading Range		VWAP		Daily Volume
52-Week High	$2.23	10-Day VWAP	$0.17	52-Week High	11,585,040
52-Week Low	$0.13	20-Day VWAP	$0.16	52-Week Low	22,880
52-Week Period Average	$0.51	30-Day VWAP	$0.16	LTM Average	653,105
Current	$0.16	60-Day VWAP	$0.16	10-Day Avg.	599,908
Market Cap ($M)	$7.80	90-Day VWAP	$0.17	30-Day Avg.	320,745

Illustrative Premiums Paid Analysis

Also at the January 13, 2023 meeting of the Calyxt Board, the Calyxt Board considered and reviewed an illustrative premiums paid analysis that analyzed the premiums paid in 269 acquisitions of U.S. public companies with equity purchase prices between $15 million and $200 million since 2018, based on data from CapitalIQ as of January 12, 2023. The Calyxt Board considered and reviewed the premiums of the equity purchase price paid in the transactions to the trading price one-day prior to announcement and the 30-day volume weighted average trading price (VWAP) for the target company’s stock as set forth in the table below:

	Transaction Value(1)	Offer Premium to
	($ in million)	1-Day VWAP	30-Day VWAP
3rd Quartile:	$119.7	59.9%	62.4%
Mean:	$84.5	48.3%	46.6%
Median:	$73.2	35.2%	36.0%
First Quartile:	$42.8	17.0%	17.9%

(1) Represents equity purchase price.

Among other things, the Calyxt Board considered that for the median and mean transaction values in the $70-85 million range, the offer premiums were in the 35-50% range and that an illustrative $31.7 million equity purchase price for Calyxt represented (based on diluted shares of Calyxt Common Stock outstanding of 50.3 million and an implied per share price of $0.63) a 297.5% premium to the closing stock price of the Calyxt Common Stock and a 287.2% premium to the 30-day VWAP of the Calyxt Common Stock, in each case as of January 12, 2023.

Illustrative Pro Forma Ownership Sensitivity Analysis

In addition, at the November 2, 2022 meeting of the Calyxt Board, the Calyxt Board considered and reviewed a preliminary pro forma ownership sensitivity analysis that analyzed the pro forma percentage ownership interest for the pre-transaction Calyxt Stockholders in a reverse merger transaction with Cibus Global based on a range of the illustrative equity values for each of Calyxt, Inc. and Cibus Global as set forth in the table below.

		Illustrative Cibus Global Valuation
($ in millions)		$400.0	$450.0	$500.0	$550.0	$570.0	$600.0
Illustrative Calyxt, Inc. Valuation	$7.0	1.7%	1.5%	1.4%	1.2%	1.2%	1.2%
	$30.0	7.0%	6.3%	5.7%	5.2%	5.0%	4.8%
	$40.0	9.1%	8.2%	7.4%	6.8%	6.6%	6.3%
	$50.0	11.1%	10.0%	9.1%	8.3%	8.1%	7.7%
	$60.0	13.0%	11.8%	10.7%	9.8%	9.5%	9.1%

The Calyxt Board considered that a $7.0 million illustrative valuation reflected the closing price of the Calyxt Common Stock on October 31, 2022. The Calyxt Board also considered that a $30.0 million illustrative valuation of Calyxt, Inc. and a $570 million illustrative valuation of Cibus Global resulted in a pro forma 5% percentage ownership for the pre-transaction Calyxt Stockholders.

Preliminary Discounted Cash Flow Analysis

In addition, at the October 19, 2022 meeting of the Calyxt Board, the Calyxt Board considered and reviewed a preliminary discounted cash flow analysis of Cibus Global utilizing the Cibus Global Financial Projections. A discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of the company’s estimated future cash flows. A company’s “estimated future cash flows” are its projected unlevered free cash flows, and “present value” refers to the value as of an assumed date of the future cash flows or amounts and is obtained by discounting the estimated future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors and assumptions. The preliminary discounted cash flow analysis was based on the estimated net present value of (i) the unlevered, after-tax free cash flows of Cibus Global through December 31, 2032 from the Cibus Global Financial Projections and (ii) a terminal value for Cibus Global determined using the Cibus Global Financial Projections and perpetuity growth rates from 0.5% to 2.5%. The amounts were discounted using discount rates ranging from 12% to 20%, which were based upon Cibus Global’s weighted average cost of capital (determined using the capital asset pricing model and taking into account certain financial metrics, including capital structure, betas for a comparable group of companies, market risk and tax rates). Based on this analysis, the Calyxt Board considered and evaluated a range of implied enterprise values for Cibus Global of $285 million to $962 million utilizing a terminal value based on the unlevered, after-tax free cash flow for 2028 and a range of implied enterprise values for Cibus Global of $1,646 million to $5,466 million utilizing a terminal value based on the unlevered, after-tax free cash flow for 2032.

Preliminary Contribution Analysis

Also at the October 19, 2022 meeting of the Calyxt Board, the Calyxt Board reviewed and considered a preliminary contribution analysis that analyzed the relative contribution of Calyxt to the revenue and adjusted EBITDA for the pro forma combined company resulting from the Transactions based upon the Unaudited Financial Projections. The relative contribution of which are summarized below:

	($ in millions)
Cibus Global
	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028
Revenue	$2.6	$8.4	$39.3	$82.8	$199.6	$309.4
Adjusted EBITDA(2)	$(47.1)	$(41.8)	$(13.5)	$19.3	$124.2	$218.7

Calyxt, Inc.
	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028
Revenue	$3.6	$5.7	$16.0	$69.2	$151.4	$312.9
Adjusted EBITDA(2)	$(20.0)	$(20.1)	$(20.0)	$(0.1)	$35.2	$117.9
Adjusted EBITDA(2) (excluding public company costs(3))	$(16.5)	$(16.5)	$(16.4)	$3.7	$39.0	$121.8

Calyxt, Inc. % Contribution(1)

	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028
% of Revenue	58%	40%	29%	46%	43%	50%
% of Adjusted EBITDA(2)	NM	NM	NM	NM	22%	35%
% of Adjusted EBITDA(2) (excluding public company costs(3))	NM	NM	NM	16%	24%	36%

(1)

Calyxt Financial Projections assumed incremental financing of $95 million over the 2022 to 2025 period, including $25 million in 2022. “NM” represents not meaningful due to calculation including negative number.

(2)	Cibus Global and Calyxt, Inc. define Adjusted EBITDA differently. See “Unaudited Financial Projections” for a discussion of Adjusted EBITDA, as defined by each of Cibus Global and Calyxt, Inc.
(3)	Assumes $3.4 million of “public company” costs in 2022 with annual increases of 2% for each subsequent year.

The foregoing information and factors considered by the Calyxt Board (including the Calyxt Committee) are not intended to be exhaustive but are believed to include all of the material factors considered by the Calyxt Board and the Calyxt Committee. In view of the wide variety of factors considered in connection with its evaluation of the Mergers and the complexity of these matters, the Calyxt Board (including the Calyxt Committee) did not find it useful to attempt, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Calyxt Board and/or the Calyxt Committee may have given different weight to different factors. The Calyxt Board (including the Calyxt Committee) conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Calyxt’s senior management team and financial and legal advisors and consultants to the Calyxt Board and/or the Calyxt Committee, and considered the factors overall to be favorable to, and to support, its determination.

Cibus Reasons for the Mergers

In the course of reaching its decision to approve the Cibus Merger, the Cibus Board held numerous meetings, consulted with Cibus’ senior management, its advisors and legal counsel, and reviewed and assessed a significant amount of information. Ultimately, the Cibus Board concluded that a merger with Calyxt, Inc., together with the additional financing committed from the Cibus pre-Closing financing, was the best option to generate capital resources to support the advancement of Cibus’ pipeline of productivity traits and fund a combined organization.

Additional factors that the Cibus Board considered included the following:

•	the Mergers would create more value for Cibus Global equityholders in the long-term than Cibus could create as an independent, stand-alone company;

•

the Mergers will provide current Cibus Global equityholders with greater liquidity by owning publicly-traded stock, and expanding both the access to capital for Cibus and the range of investors potentially available as a public company, compared to the investors Cibus could otherwise gain access to if it continued to operate as a privately-held company;

•	the potential benefits from increased public market awareness of Cibus and its pipeline of productivity traits;

•	the historical and current information concerning Cibus’ business, including its financial performance and condition, operations and management;

•

the projected financial position, operations, management structure, operating plans, and anticipated cash burn rate of the Combined Company, including the ability to support the Combined Company’s current and planned operations, as further discussed in the section entitled “Cibus Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Future Capital Requirements” beginning on page 277 of this proxy statement/prospectus;

•	the additional financing from the Continuing Series F Financing, and the Series F Purchase Commitment, in particular, to support the operations of the Combined Company;

•	the business, history, operations, assets and technology of Calyxt;

•	the Combined Company is expected to be led by an experienced management team;

•	the expected timeline for the initial Cibus productivity traits to reach the market;

•	the terms and conditions of the Merger Agreement, including the following:

•

the determination that the expected relative percentage ownership of Calyxt Stockholders and holders of pre-closing Cibus Units, Cibus Warrants and Cibus PIUs in the Combined Company was appropriate, based on the Cibus Board’s judgment and assessment of the approximate valuations of Calyxt (considering, among other things, Calyxt’s cash position) and Cibus;

•

the expectation that the Mergers will be treated as a reorganization for U.S. federal income tax purposes, with the result that in the Mergers holders of pre-closing Cibus Units, Cibus Warrants and Cibus PIUs will generally not recognize taxable gain or loss for U.S. federal income tax purposes;

•	the limited number and nature of the conditions of the obligation of Calyxt, Inc. to complete the Mergers;

•	the conclusion of the Cibus Board that the potential termination fees payable by Calyxt, Inc. to Cibus Global, and the circumstances when such fee may be payable, were reasonable; and

•

the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•

the shares of Class A Common Stock issued to holders of pre-Closing Cibus Units (other than the Top 99 Holders who elect to receive Class B Common Stock), pre-Closing Cibus Warrants and pre-Closing Cibus PIUs will be registered on a Form S-4 registration statement and will be freely tradable (subject to applicable securities law limitations with respect to shares of Class A Common Stock held by affiliates);

•	the ability to obtain a Nasdaq listing and the change of the Combined Company’s name to “Cibus, Inc.” upon the closing of the Mergers; and

•	the likelihood that the Mergers will be completed on a timely basis.

The Cibus Board also considered a number of uncertainties and risks in its deliberations concerning the Mergers and the other Transactions, including the following:

•

the possibility that the Mergers might not be completed and the potential adverse effect of the public announcement of the Mergers on the reputation of Cibus and the ability of Cibus to obtain financing in the future in the event the Mergers are not completed;

•

the exchange ratio used to establish the number of shares of Class A Common Stock or Class B Common Stock to be issued to holders of pre-Closing Cibus Units, Cibus Warrants and Cibus PIUs in the Mergers is fixed and thus the relative percentage ownership of Calyxt Stockholders and Cibus Units, Cibus Warrants and Cibus PIUs in the Combined Company immediately following the completion of the Mergers is similarly fixed;

•	Calyxt’s cash position, the potential need to provide financing to Calyxt pursuant to the Interim Funding and the cash position and needs of the Combined Company following completion of the Mergers;

•

the possibility that Calyxt, Inc. could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Mergers or change its recommendation to approve the Mergers upon certain events;

•

the risk that the Mergers might not be completed in a timely manner or at all, for a variety of reasons, such as the failure of Calyxt, Inc. to obtain the required stockholder vote, and the potential adverse effect on the reputation of Calyxt and the ability of Calyxt to obtain financing in the future in the event the Mergers are not completed;

•	the costs involved in connection with completing the Mergers;

•	the current financial market conditions and historical market prices, volatility and trading information with respect to Calyxt Common Stock;

•	the Calyxt Board did not receive a fairness opinion from its financial advisor in connection with the Mergers;

•

the time and effort of Cibus Global senior management required to complete the Mergers, the related disruptions or potential disruptions to Cibus’ business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Cibus, and related administrative challenges associated with combining the companies;

•

the additional expenses and obligations to which Cibus’ business will be subject following completion of the Mergers that Cibus has not previously been subject to, and the operational changes to Cibus’ business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the Closing and the potential risk of liabilities that may arise post-Closing; and

•

various other risks associated with the combined organization and the merger, including the risks described in the section entitled “Risk Factors” beginning on page 40 of this proxy statement/prospectus.

The foregoing information is not intended to be exhaustive, but summarizes the material factors considered by the Cibus Board in its consideration of the Merger Agreement and the Transactions. The Cibus Board concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. After considering these and other factors, the Cibus Board unanimously approved the Merger Agreement, the Mergers and the Transactions.

Unaudited Financial Projections

Neither Calyxt, Inc. nor Cibus Global, as a matter of course, makes public long-term forecasts or internal projections as to future performance, revenues, earnings or other financial or operating results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with the evaluation of the Transactions: (i) the following unaudited internal financial information was prepared by Calyxt, Inc.: certain unaudited internal financial forecasts with respect to Calyxt, Inc. on a stand-alone basis, prepared by Calyxt management in May 2022, and provided to Cibus Global in October 2022, which we refer to as the “Calyxt Financial Projections,” and (ii) the following unaudited internal financial information was shared with the Calyxt Board (including the Calyxt Committee): certain unaudited internal financial forecasts with respect to Cibus Global on a stand-alone basis that were prepared by Cibus Global management in October 2022, and provided to Calyxt, Inc. on October 11, 2022, which we refer to as the “Cibus Global Financial Projections.” We refer to the Calyxt Financial Projections and the Cibus Global Financial Projections, collectively, as the “Financial Projections.”

The inclusion of the Financial Projections should not be regarded as an indication that any of Calyxt, Inc., Cibus Global, their respective affiliates, officers, directors, advisors, other representatives, or any other recipient of the Financial Projections considered, or now considers, such Financial Projections to be predictive of actual future performance or events, or that they should be construed as financial guidance, and such summary projections set forth below should not be relied on as such. Accordingly, the Financial Projections are not included to influence any person’s views on the Mergers and are summarized in this proxy statement/prospectus solely to provide access to information that was provided to the Calyxt Board (including the Calyxt Committee) and to Canaccord Genuity to assist in their respective analyses of the Transactions.

The Financial Projections were prepared solely for internal use and are subjective in many respects. While presented with numeric specificity, the Financial Projections reflect numerous estimates and assumptions (including, in the case of the Calyxt Financial Projections, assumed incremental financing) made at the time the Financial Projections were prepared that are inherently uncertain and many of which are beyond the control of Calyxt’s and Cibus Global’s managements. Further, given that the Financial Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year beyond their preparation. The Financial Projections are subject to various risks, including, among others, the effect of future regulatory or legislative actions on the companies or the industries in which they operate, the potential impact of the announcement or consummation of the Transactions on relationships with customers, providers, vendors, competitors, management and other employees, changes in the general economic environment, or social or political conditions, that could affect the businesses, potential liability resulting from pending or future litigation, the uncertainties, costs and risks involved in Calyxt’s and Cibus’ operations, including the matters described in the sections titled “Cautionary Statement Concerning Forward-Looking Statements,” “Where You Can Find More Information” and “Risk Factors” beginning on pages 114, 365 and 40 of this proxy statement/prospectus.

The Financial Projections reflect both assumptions as to certain business decisions that are subject to change and, in many respects, personal judgment, and thus are susceptible to multiple interpretations and, in the ordinary course, would be expected to undergo periodic revisions based on actual experience (e.g., Calyxt, Inc.’s inability to obtain incremental financing in 2022 at the levels reflected in Calyxt, Inc.’s projections) and business developments. None of Calyxt, Inc., Cibus Global or their respective affiliates, officers, directors, advisors or other representatives can give assurance that the Financial Projections and the underlying estimates and assumptions will be realized. The Financial Projections constitute “forward-looking statements” and actual results may differ materially and adversely from those set forth below.

Neither Calyxt, Inc. nor Cibus Global, as a matter of course, make public projections as to future sales, earnings or other financial results. As such, the Financial Projections were not prepared with a view toward public disclosure. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared and neither Calyxt, Inc. nor Cibus Global can give assurance that, had the Financial Projections been prepared either as of the date of the Merger Agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. The Financial Projections do not take into account all of the possible financial and other effects of the Transactions on Calyxt, Inc. or Cibus Global, the effect on Calyxt, Inc. or Cibus Global of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the Transactions. Further, the Financial Projections do not take into account the effect on Calyxt, Inc. or Cibus Global of any possible failure of the Transactions to occur. None of Calyxt, Inc. or Cibus Global or any of their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Calyxt Stockholder or Cibus Global Unitholder or other person regarding Calyxt, Inc.’s or Cibus Global’s ultimate performance compared to the information contained in the Financial Projections or that the Financial Projections will be achieved. The inclusion of the Financial Projections herein should not be deemed an admission or representation by Calyxt, Inc., Cibus Global, their respective affiliates, officers, directors, advisors or other representatives or any other person that it is viewed as material information of Calyxt, Inc. or Cibus Global, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the Financial Projections included below is not being included in this proxy statement/prospectus in order to influence the decision of any Calyxt Stockholder or Cibus Global Unitholder or to induce any Calyxt Stockholder to vote in favor of any of the proposals at the Calyxt Special Meeting or to take any other action relating to the Transactions.

The Financial Projections were not prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information. Neither Ernst & Young LLP nor BDO USA LLP has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the Financial Projections and, accordingly, neither Ernst & Young LLP nor BDO USA LLP expresses an opinion or any other form of assurance on such information or its achievability, and assumes no responsibility for, and disclaims any association with, the prospective financial information with respect thereto. The report of Ernst & Young LLP which is included this proxy statement/prospectus relates to historical financial information of Calyxt, Inc., and such report does not extend to the Calyxt Financial Projections and should not be read to do so. In addition, the report of BDO USA LLP which is included in this proxy statement/prospectus relates to historical financial information of Cibus Global, and such report does not extend to the Cibus Global Financial Projections and should not be read to do so.

The Financial Projections include non-GAAP financial measures, including Adjusted EBITDA for each of Calyxt, Inc. and Cibus Global, EBITDA for Calyxt, Inc. and Free Cash Flow for Cibus Global. Please see the tables below for a description of how Calyxt, Inc. and Cibus Global define these non-GAAP financial measures for purposes of the Financial Projections in this section. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP, and non-GAAP financial measures used by Calyxt, Inc. and Cibus Global may not be comparable to one another or to similarly titled measures used by other companies. The SEC rules that would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to non-GAAP financial measures provided to a board of directors or a financial advisor in connection with a proposed business combination transaction such as the Transactions if the disclosure is included in a document such as this proxy statement/prospectus. Accordingly, Calyxt, Inc. is not presenting a reconciliation of the financial measures included in the Financial Projections to the relevant GAAP financial measures in this proxy statement/prospectus.

In light of the foregoing, and considering that the Calyxt Special Meeting will be held a substantial amount of time after the Financial Projections were prepared, as well as the uncertainties inherent in any forecasted information, Calyxt Stockholders and Cibus Unitholders are cautioned not to place undue reliance on such information, and each of Calyxt, Inc. and Cibus Global caution you that the Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Calyxt, Inc. and Cibus Global, as applicable, contained elsewhere in this proxy statement/prospectus. See the section titled “Where You Can Find More Information” beginning on page 365 of this proxy statement/prospectus.

Calyxt Financial Projections

	For the Year Ended December 31 ($ in millions)
	FY 2022	FY 2023	FY 2024	FY 2025	FY 2026	FY 2027	FY 2028
Total Revenue	$1.5	$3.6	$5.7	$16.0	$69.2	$151.4	$312.9
Total Gross Profit	$1.2	$3.0	$4.8	$9.1	$35.3	$76.2	$167.0
Operating Profit (EBIT)	$(26.2)	$(25.2)	$(26.1)	$(26.9)	$(7.2)	$27.8	$109.6
EBITDA	$(25.5)	$(24.4)	$(24.5)	$(24.5)	$(4.7)	$30.5	$113.1
Adjusted EBITDA	$(21.2)	$(20.0)	$(20.1)	$(20.0)	$(0.1)	$35.2	$117.9
Incremental Financing Assumed*	$25.0	$25.0	$25.0	$20.0	$—	$—	$—

* Incremental Financing of $95 million is required over the 2022 to 2025 period.

“EBITDA” is defined as net loss, excluding interest, net, depreciation expense, and amortization expense, and includes adjustments to exclude restructurings and realignment costs, special charges and gain or loss from sale of businesses.

“Adjusted EBITDA” is defined as EBITDA, excluding operating lease right-of-use asset amortization expenses, non-cash stock compensation expenses (including the recapture of non-cash stock compensation associated with the departure of Section 16 officers), cash-based Section 16 officer transition expenses, the gain upon the extinguishment of Calyxt’s PPP loan, commodity derivative impact, net, net realizable value adjustment to inventories, and non-operating income (expenses). Adjusted EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss) or other measures prepared in accordance with GAAP.

Cibus Global Financial Projections

	For the Year Ended December 31 ($ in millions)
	FY 2022	FY 2023	FY 2024	FY 2025	FY 2026	FY 2027	FY 2028	FY 2029	FY 2030	FY 2031	FY 2032
Total Revenue	$1.4	$2.6	$8.4	$39.3	$82.8	$199.6	$309.4	$539.2	$833.2	$1,322.7	$1,773.9
Income Before Interest and Taxes	$(49.9)	$(57.2)	$(55.6)	$(27.4)	$14.0	$127.9	$233.8	$459.2	$748.6	$1,233.4	$1,682.0
Adjusted Income Before Taxes	$(50.0)	$(57.3)	$(55.7)	$(27.6)	$5.2	$110.3	$205.1	$406.5	$665.4	$1,087.3	$1,485.0
Adjusted Net Income (Loss)	$(50.0)	$(57.3)	$(55.7)	$(27.6)	$5.2	$104.8	$169.7	$340.4	$559.6	$917.0	$1,256.6
Adjusted EBITDA	$(43.1)	$(47.1)	$(41.8)	$(13.5)	$19.3	$124.2	$218.7	$419.7	$680.9	$1,105.1	$1,502.7
Free Cash Flow	$(52.6)	$(61.1)	$(57.8)	$(16.3)	$15.2	$111.6	$173.4	$340.2	$561.6	$921.6	$1,260.8

“Adjusted EBITDA” is defined as earnings before interest, taxes, depreciation and amortization expense, non-cash equity-based compensation, interest expense, royalty liability - related parties, other non-operating expenses and income and adjusted to include cash payments for the royalty obligation.

“Free Cash Flow” is defined as Adjusted EBITDA less capital expenditures, plus or minus changes in net working capital.

Interests of the Financial Advisor to the Calyxt Committee

In connection with Canaccord Genuity’s services as financial advisor to the Calyxt Committee, Calyxt, Inc. (i) paid Canaccord Genuity a signing fee of $75,000, (ii) agreed to pay Canaccord Genuity a quarterly work fee of $50,000 (of which an aggregate of $225,000 has been paid as of the date of this proxy statement/prospectus), (iii) agreed to pay Canaccord Genuity an opinion fee of $500,000 upon the delivery to the Calyxt Committee (if requested by the Calyxt Committee) of a fairness opinion, regardless of the conclusions reached in such opinion and (iv) agreed to pay Canaccord Genuity a transaction fee of the greater of (x) 2.5% of the aggregate consideration paid in a sale transaction or (y) $1,750,000 upon the closing of a sale transaction. All amounts of the signing fee and the work fees will be credited against any transaction fee. In the event that the Merger Agreement is terminated, Canaccord Genuity could be entitled to a portion of any termination fee paid to Calyxt, Inc. In addition, Canaccord Genuity could be entitled to a financing fee from Calyxt, Inc. in connection with a financing transaction based on the percentage of gross proceeds received in such financing transaction. In addition, Calyxt agreed to reimburse Canaccord Genuity for certain expenses incurred in connection with Canaccord Genuity’s engagement, and to indemnify Canaccord Genuity and certain related persons against certain liabilities that may arise from or related to Canaccord Genuity’s engagement.

Canaccord Genuity has in the past provided, currently is providing, and in the future may provide certain other investment banking services to Calyxt, Inc., for which Canaccord Genuity has received and may receive compensation, including, during the past two years. During this period, Canaccord Genuity acted as lead placement agent in the offering of common stock and warrants by Calyxt, Inc. that closed on February 23, 2022, which raised approximately $10 million in net proceeds, for which Canaccord Genuity received compensation of $531,913. Canaccord Genuity has not provided any investment banking services to Cibus Global in the past two years.

Interests of Calyxt, Inc. Directors and Executive Officers in the Mergers

In considering the recommendation of the Calyxt Board with respect to approving the Mergers, Calyxt Stockholders should be aware that certain members of the Calyxt Board and certain Calyxt, Inc. executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Calyxt Stockholders. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Calyxt Board and the Cibus Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Mergers, and in the Calyxt Board reaching its decision to recommend that Calyxt Stockholders approve the proposals to be presented to Calyxt Stockholders for consideration at the Calyxt Special Meeting as contemplated by this proxy statement/prospectus.

Except where specifically noted, the information in this section and all other information contained in this proxy statement/prospectus does not give effect to the Reverse Stock Splits described elsewhere in this proxy statement/prospectus.

Ownership Interests

As of March 31, 2023, Calyxt, Inc.’s directors and current executive officers owned, in the aggregate, 1.7% of the shares of Calyxt Common Stock, which for purposes of this subsection excludes any Calyxt Common Stock issuable upon (i) exercise of Calyxt, Inc. options held by such individuals or (ii) vesting of Calyxt RSUs or Calyxt PSUs held by such individuals. In addition, Laurent Arthaud is a director of Cellectis, Calyxt, Inc.’s largest stockholder. Certain Calyxt Stockholders, directors and officers have also entered into Calyxt Support Agreements in connection with the Mergers whereby such stockholders, directors and officers have agreed to take certain actions to support the Transactions including not transferring their shares during the term of such agreement, voting in favor of the Merger Agreement and the Transactions and against any alternative acquisition proposals. The affirmative vote of the majority of the votes cast at the Calyxt Special Meeting and entitled to vote on the subject matter is required for approval of Proposal Nos. 2 and 5. The affirmative vote of the majority of the votes cast affirmatively or negatively by holders present or represented by proxy at the Calyxt Special Meeting and entitled to vote on the subject matter is required for approval of Proposal Nos. 6 (on an advisory basis) and 7.

Approval of Proposals No. 1, 3 (on an advisory basis) and 4 require the affirmative vote of the holders of a majority of Calyxt Common Stock on the record date for the Calyxt Special Meeting entitled to vote on the subject matter. See the section entitled “Principal Stockholders of Calyxt, Inc.” on page 356 of this proxy statement/prospectus for a description of the beneficial ownership of Calyxt, Inc.’s directors and executive officers.

Effect of the Mergers on Calyxt, Inc. Options

As of March 31, 2023, Calyxt, Inc.’s directors and current executive officers held, in the aggregate, unvested stock options covering 1,605,794 shares of Calyxt Common Stock and vested stock options covering 1,293,079 shares of Calyxt Common Stock. Unvested and vested stock options to purchase Calyxt Common Stock are referred to herein as the “Calyxt Stock Options.”

To the extent not previously vested, Calyxt Stock Options granted pursuant to the Calyxt, Inc. Equity Incentive Plan (the “Equity Incentive Plan”) become vested (and thus exercisable) with respect to 25% of the total number of shares covered by the options upon a triggering event (as defined in the Equity Incentive Plan). Further, if the optionholder experiences a termination without cause or resignation for good reason within 12 months following the triggering event, the optionholder’s stock options granted pursuant to the Equity Incentive Plan will vest (and become exercisable) with respect to 100% of the shares underlying the options. To the extent not previously vested, Calyxt Stock Options granted pursuant to the Calyxt, Inc. 2017 Omnibus Incentive Plan (the “2017 Omnibus Plan”) become vested (and thus exercisable) upon a triggering event (as defined in the 2017 Omnibus Plan) (i) with respect to 25% of the total number of shares covered by the options held by an executive officer and (ii) with respect to 100% of the total number of shares covered by the option held by non-employee directors of Calyxt, Inc. Further, if an executive officer optionholder experiences a termination without cause or resignation for good reason within 12 months following the triggering event, the optionholder’s stock options granted pursuant to the 2017 Omnibus Plan will vest (and become exercisable) with respect to 100% of the shares underlying the options. The Cibus Merger will constitute a triggering event under each of the Equity Incentive Plan and 2017 Omnibus Plan (collectively, the “Equity Plans”).

As permitted by the terms of the Merger Agreement, Calyxt amended the Calyxt Stock Options to permit the exercisability of vested Calyxt Stock Options after termination of a participant’s continuous service for up to five years from the grant date of the applicable Calyxt Stock Option, provided that the extended period not continue beyond the original expiration date for the Calyxt Stock Option.

Upon the Cibus Merger, all outstanding and unexercised Calyxt Stock Options granted under the Equity Plans will remain in effect pursuant to their terms.

The following table sets forth information regarding the value of outstanding Calyxt Stock Options held by Calyxt, Inc.’s directors and executive officers as of March 31, 2023, assuming that the Cibus Merger occurs on March 31, 2023, that the employment of the executive officer is terminated without cause effective immediately after the closing of the Cibus Merger and that the fair market value of a share of Class A Common Stock is equal to $0.29, which is the average closing price of a share of Calyxt Common Stock on Nasdaq over the first five trading days following the first public announcement of the Cibus Merger on January 17, 2023. The fair market value of each Calyxt Stock Option was determined by subtracting the exercise price of the Calyxt Stock Option from $0.29 per share. The number of shares of Calyxt Common Stock underlying such Calyxt Stock Options will be equitably adjusted in accordance with the Equity Plans to reflect the Reverse Stock Splits, but the following table does not reflect such equitable adjustment.

Name	Number of Shares Underlying Previously Vested Options(1)	Value of Previously Vested Options ($)(2)	Number of Shares Underlying Options That will Vest in the Merger (3)	Value of Options that will Vest in the Merger ($)(4)
Executive Officers
Michael A. Carr	189,166	—	500,834	—
William F. Koschak	270,164	—	295,836	—
Travis J. Frey, Ph.D.	191,832	—	262,168	—
Debra Frimerman	193,832	—	263,168	—
Directors
Laurent Arthaud	—	—	—	—
Yves J. Ribeill, Ph.D.	211,832	—	58,159	—
Philippe Dumont	47,898	—	36,993	—
Jonathan B. Fassberg	38,923	—	43,468	—
Anna Ewa Kozicz-Stankiewicz	48,743	—	38,318	—
Kimberly K. Nelson	55,981	—	58,850	—
Christopher J. Neugent	44,708	—	48,000	—

(1)	This column includes the Calyxt Stock Options vested and exercisable immediately prior to the Cibus Merger.
(2)

This column reflects the value of the Calyxt Stock Options vested and exercisable immediately prior to the Cibus Merger, based on the fair market value of a share of Class A Common Stock less the exercise price, assuming the following weighted average exercise prices: $3.65 for Mr. Carr, $9.52 for Mr. Koschak, $9.60 for Dr. Frey, and $9.85 for Ms. Frimerman.

(3)

This column includes the Calyxt Stock Options that become vested and exercisable on or immediately after the Cibus Merger, assuming, for executive officers, a termination without cause immediately after the Cibus Merger. Mr. Carr, Mr. Koschak, and Dr. Frey are also entitled to vesting of their Calyxt Stock Options under the 2021 Executive Severance Plan upon a termination without cause or resignation for good reason (as defined in the plan), but the number vested would be the same, without duplication, as the number vested under the Equity Plans and applicable award agreements for the Calyxt Stock Options.
(4)

This column reflects the value of the Calyxt Stock Options that become vested and exercisable on or immediately after the Cibus Merger, based on the fair market value of a share of Class A Common Stock less the exercise price, assuming, for executive officers, a termination without cause or resignation for good reason immediately after the Cibus Merger and assuming the following weighted average exercise prices: $1.78 for Mr. Carr, $4.15 for Mr. Koschak, $3.64 for Dr. Frey, and $3.74 for Ms. Frimerman.

Effect of the Merger on Calyxt RSUs

As of March 31, 2023, Calyxt, Inc.’s directors and current executive officers held, in the aggregate, Calyxt RSUs covering 2,293,236 shares of Calyxt Common Stock granted pursuant to the 2017 Omnibus Plan.

Pursuant to the restricted stock unit agreements applicable to the Calyxt RSUs, upon a triggering event (as defined in the 2017 Omnibus Plan) (i) 25% of the total number of shares covered by Calyxt RSUs held by an executive officer will vest, except for those Calyxt RSUs granted on March 1, 2023, (ii) 100% of the total number of shares covered by the Calyxt RSUs granted on March 1, 2023 will vest and (iii) 100% of the total number of shares covered by the Calyxt RSUs held by a non-employee director will vest, to the extent not previously vested. Further, if the executive officer experiences a termination without cause or resignation for good reason within 12 months following the triggering event 100% of the shares underlying the Calyxt RSUs will vest, to the extent not previously vested. The Cibus Merger will constitute a triggering event under the 2017 Omnibus Plan. Upon the Cibus Merger, all outstanding Calyxt RSUs granted pursuant to the 2017 Omnibus Plan will remain in effect pursuant to their terms.

The following table sets forth information regarding the outstanding Calyxt RSUs held by Calyxt, Inc.’s directors and executive officers as of March 31, 2023, assuming that the Cibus Merger occurs on March 31, 2023, that the employment of the executive officer is terminated without cause effective immediately after the closing of the Cibus Merger and that the fair market value of a share of Class A Common Stock is equal to $0.29, which is the average closing price of a share of Calyxt Common Stock on Nasdaq over the first five trading days following the first public announcement of the Cibus Merger on January 17, 2023. The number of shares of Calyxt Common Stock underlying such Calyxt RSUs will be equitably adjusted to reflect the Reverse Stock Splits in accordance with the 2017 Omnibus Plan, but the following table does not reflect such equitable adjustment.

	Number of Shares Underlying Unvested Calyxt RSUs	Number of Unvested Calyxt RSUs that will vest in the Merger(1)	Value of Calyxt RSUs that will vest in the Merger ($)(2)
Executive Officers
Michael A. Carr	643,901	643,901	186,731
William F. Koschak	546,567	546,567	158,504
Travis J. Frey, Ph.D.	546,067	546,067	158,359
Debra Frimerman	546,901	546,901	158,601
Directors
Laurent Arthaud	—	—	—
Yves J. Ribeill, Ph.D.	—	—	—
Philippe Dumont	—	—	—
Jonathan B. Fassberg	4,900	4,900	1,421
Anna Ewa Kozicz-Stankiewicz	—	—	—
Kimberly K. Nelson	—	—	—
Christopher J. Neugent	4,900	4,900	1,421

(1)

This column includes the number of Calyxt RSUs that will vest on or immediately after the Cibus Merger, assuming, for executive officers, a termination without cause immediately after the Cibus Merger. Mr. Carr,

Mr. Koschak, and Dr. Frey are also entitled to vesting of their Calyxt RSUs under the 2021 Executive Severance Plan upon a termination without cause or resignation for good reason (as defined in the plan), but the number vested would be the same, without duplication, as the number vested under the 2017 Omnibus Plan and applicable award agreements for the Calyxt RSUs.
(2)	The values in this column have been calculated based on the number of Calyxt RSUs that will vest on or immediately after the Cibus Merger and the fair market value of a share of Class A Common Stock.

Effect of the Merger on Calyxt PSUs

As of March 31, 2023, certain of Calyxt, Inc.’s current executive officers held, in the aggregate, unvested Calyxt PSUs covering 936,668 shares of Calyxt Common Stock, assuming maximum level of achievement of the applicable performance factors.

Pursuant to the performance stock unit agreements under the 2017 Omnibus Plan in the case of a triggering event (as defined in the 2017 Omnibus Plan) that occurs during the performance period, the performance period will be truncated and will end as of the end of Calyxt’s most recently completed fiscal quarter prior to the triggering event and achievement of the performance factor for the remaining award will be measured as of such date. Pursuant to the performance stock unit agreement under the 2021 Employee Inducement Incentive Plan (the “2021 Inducement Plan”) in the case of a triggering event (as defined in the 2021 Inducement Plan) during the performance period, 25% of the Calyxt PSUs will vest immediately, to the extent not already vested.

The Cibus Merger will constitute a triggering event under the 2017 Omnibus Plan and 2021 Inducement Plan.

The following table sets forth information regarding the outstanding Calyxt PSUs held by certain of Calyxt, Inc.’s executive officers as of March 31, 2023, assuming that the Cibus Merger occurs on March 31, 2023, that the service of the executive officer is terminated without cause effective immediately after the closing of the Cibus Merger, that the performance factor achieved is at maximum level or as stated in the award agreement in the case of awards made under the 2021 Inducement Plan, and that the fair market value of a share of Class A Common Stock is equal to $0.29, which is the average closing price of a share of Calyxt Common Stock on Nasdaq over the first five trading days following the first public announcement of the Cibus Merger on January 17, 2023. The number of shares of Calyxt Common Stock underlying such Calyxt PSUs will be equitably adjusted to reflect the Reverse Stock Splits in accordance with the 2017 Omnibus Plan and 2021 Inducement Plan, but the following table does not reflect such equitable adjustment.

	Number of Shares Underlying Unvested Calyxt PSUs(1)	Number of Unvested Calyxt PSUs that will vest in the Cibus Merger(2)	Value of Calyxt PSUs that will vest in the Cibus Merger ($) (3)
Executive Officers
Michael A. Carr	736,667	286,667	83,133
William F. Koschak	66,667	66,667	19,333
Travis J. Frey, Ph. D.	66,667	66,667	19,333
Debra Frimerman	66,667	66,667	19,333

(1)	The number in this column reflects the number of Calyxt PSUs assuming maximum level of achievement of the applicable performance factors.
(2)

The number of Calyxt PSUs granted under the 2017 Omnibus Plan that are included in this column assumes the service of the executive officers and directors is terminated without cause effective immediately after the closing of the Cibus Merger and that the performance factor achieved is at maximum level. The number of

Calyxt PSUs included in this column for Mr. Carr also includes 25% of his Calyxt PSUs issued under the 2021 Inducement Plan. Mr. Carr, Mr. Koschak, and Dr. Frey are also entitled to vesting of their Calyxt PSUs under the 2021 Executive Severance Plan upon a termination without cause or resignation for good reason (as defined in the plan), but the number vested would be the same, without duplication, as the number vested under the 2017 Omnibus Plan and applicable award agreements for the Calyxt PSUs.
(3)	The values in this column have been calculated based on the number of Calyxt PSUs that will vest on or immediately after the Cibus Merger and the fair market value of a share of Class A Common Stock.

Potential Going-Forward Roles with Cibus, Inc.

The initial September 30, 2022 indication of interest from Cibus specified that the executive officers of Calyxt, Inc. and the Calyxt Board would resign and be replaced by designees of Cibus Global at the closing of the transaction. Following the initial indication of interest and through the January 13, 2023 signing of the Merger Agreement, there were no negotiations between any executive officer or director of Calyxt, Inc., on the one hand, and any representative of Cibus Global, regarding a going-forward role with the Combined Company. Following the signing of the Merger Agreement, Rory Riggs, the Chairman and Chief Executive Officer of Cibus Global, has had conversations with certain executive officers and directors of Calyxt, Inc. regarding potential going-forward roles with the Combined Company, but as of the date of this proxy statement/prospectus, no agreements have been reached regarding any such going-forward roles.

Termination of Existing Calyxt, Inc. Executive Officers Following the Mergers and Related Severance Payments

Calyxt, Inc. maintains the 2021 Executive Severance Plan (the “Calyxt Severance Plan”) that provides for severance benefits for executives on a termination without cause or resignation for good reason, each as defined under the Calyxt Severance Plan (a “Qualifying Termination”). The executive officers that are participants in the Calyxt Severance Plan are Mr. Carr, Mr. Koschak, and Dr. Frey. Ms. Frimerman is not a participant in the Calyxt Severance Plan but may become a participant prior to the Closing.

If a participant experiences a Qualifying Termination during the 27-month period beginning three months before the effective date of a change in control (as defined in the Calyxt Severance Plan), the participant is entitled to the following enhanced severance benefits under the Calyxt Severance Plan: (i) base salary continuation for the “Severance Coverage Period” (24 months for Mr. Carr and 12 months for Mr. Koschak and Dr. Frey), (ii) for Mr. Koschak and Dr. Frey, a pro rata amount of the participant’s target incentive under Calyxt’s annual cash incentive plan for the year in which the Qualifying Termination occurs and any unpaid bonus amounts from the previous plan year, and for Mr. Carr, his full target incentive under the Calyxt’s annual cash incentive plan for the year in which the Qualifying Termination occurs and any unpaid bonus amounts from the previous plan year, (iii) a lump sum equal to the total monthly premiums for medical and dental coverage under COBRA at the time of the participant’s Qualifying Termination for the severance coverage period, (iv) full accelerated vesting of all time-based equity awards such that the awards become vested or vested and exercisable in full, and (v) vesting of performance based equity awards at a level reasonably determined by the Calyxt Board based on actual performance as of the date of the Qualifying Termination. If Ms. Frimerman becomes a participant in the Calyxt Severance Plan, she is expected to have a severance coverage period of 12 months. The cash severance benefits for (i) and (ii) above are payable such that any portion of the cash severance which is exempt from Section 409A will be paid in substantially equal installments over the Severance Coverage Period and any portion of the cash severance not exempt from Section 409A, will be paid on or before the 60th day following the Qualifying Termination and cash severance benefits for (iii) above are to be paid on or before the 60th day following the Qualifying Termination (for a termination that occurs after a change in control).

Pursuant to the terms of the Merger Agreement, each participant in the Calyxt Severance Plan who is employed by Calyxt, Inc. immediately prior to the Closing and who (a) resigns from employment with Calyxt, Inc., Cibus Global, and their affiliates on the Closing Date for any reason or (b) is terminated by Calyxt, Inc. or Cibus Global other than for cause, death, or disability (as such terms are defined in the Calyxt Severance Plan) on the Closing Date, will be deemed to undergo a Qualifying Termination during a change-in-control period, which will entitle the participant to receive the corresponding enhanced severance benefits as set forth above.

Calyxt, Inc.’s obligation to pay the severance payments to participants of the Calyxt Severance Plan is contingent upon the participant’s execution and non-revocation of a release of claims in favor of Calyxt, Inc. In addition, Calyxt, Inc.’s obligation to pay such severance payments is subject to the participant’s compliance with certain covenants, including non-disparagement which is perpetual in duration.

The Calyxt Severance Plan also provides that to the extent that any severance or other compensation payment to a participant constitutes an “excess parachute payment” within the meaning of Sections 280G and 4999 of the Code, then the executive officer will receive the greater of such severance and other payments, or a reduced amount intended to avoid the application of Sections 280G and 4999 of the Code, whichever provides the executive officer with the highest amount on an after-tax basis.

The following table describes the potential payments to the executive officers upon a Qualifying Termination assuming that the Cibus Merger occurs on March 31, 2023 and that the executive officer has a Qualifying Termination immediately after the closing of the Cibus Merger. It does not reflect any reductions that may be implemented to avoid the application of Sections 280G and 4999 of the Code.

	Base Salary ($)(1)	Bonus ($)(1)	Accelerated Vesting of Calyxt RSUs and Calyxt PSUs ($)(2)	Accelerated Vesting of Calyxt Options ($)(3)	Health Benefits Continuation ($)(4)	Total ($)(5)
Executive Officers
Michael A. Carr	1,000,000	500,000	269,864	—	36,343	1,806,207
William F. Koschak	340,000	38,250	177,837	—	19,352	575,439
Travis J. Frey, Ph.D.	300,000	33,750	177,692	—	18,172	529,614

(1)

The amounts listed in these columns represent cash severance amounts payable to the executive officer pursuant to the Calyxt Severance Plan equal to the base salary continuation for 24 months for Mr. Carr and 12 months for Mr. Koschak and Dr. Frey and bonus equal to the pro rata amount of their target incentive for the year of termination for the period from January 1, 2023, to the Closing for Mr. Koschak and Dr. Frey, and the full target incentive for the year of termination for Mr. Carr, payable to each aforementioned executive officer such that any portion of the cash severance which is exempt from Section 409A will be paid in substantially equal installments over the Severance Coverage Period and any portion of the cash severance not exempt from Section 409A, to be paid on or before the 60th day following the Qualifying Termination.

(2)

The amounts listed in this column represent, without duplication of benefits, (i) the value of the full acceleration of vesting of the unvested Calyxt RSUs held by the named executive officer under the Calyxt Severance Plan and (ii) the value of the acceleration of Calyxt PSUs as determined under the Calyxt Severance Plan, and the 2021 Inducement Plan, as applicable. The amounts assume the fair market value of a share of Class A Common Stock is equal to $0.29, which is the average closing price of a share of Calyxt Common Stock on Nasdaq over the first five trading days following the first public announcement of the Cibus Merger on January 17, 2023.

(3)

The amounts listed in this column represent, without duplication of benefits, the value of the full acceleration of vesting of the unvested Calyxt Stock Options under the Calyxt Severance Plan, based on the fair market value of a share of Class A Common Stock less the exercise price and assuming the following weighted average exercise prices: $1.78 for Mr. Carr, $4.15 for Mr. Koschak, and $3.64 for Dr. Frey, and assuming the fair market value of a share of Class A Common Stock is equal to $0.29, which is the average closing price of a share of Calyxt Common Stock on Nasdaq over the first five trading days following the first public announcement of the Cibus Merger on January 17, 2023.

(4)

The amounts listed in this column represent the value of the total monthly premiums for medical and dental coverage under COBRA continued group health and dental insurance benefits for the executive officer (and his or her eligible dependents) at the time of the executive’s termination multiplied by the Severance Coverage Period to be provided under to the Calyxt Severance Plan for Mr. Carr, Mr. Koschak, and Dr. Frey to be on or before the 60th day following the Qualifying Termination.

(5)	The amounts in this column include the aggregate dollar value of the sum of all amounts reported in the preceding columns.

Frimerman Employment Agreement

Calyxt, Inc. is party to an employment agreement with Ms. Frimerman dated January 21, 2019 (the “Frimerman Agreement”). Pursuant to the Frimerman Agreement if Ms. Frimerman’s employment is terminated by Calyxt, Inc. without cause (as defined in the Frimerman Agreement), she is eligible to receive severance payments that include a pro rata annual performance bonus and 12 months of base salary paid in installments. Assuming Ms. Frimerman’s employment is terminated by Calyxt, Inc. without cause immediately after the closing of the Cibus Merger, the estimated amount of her severance payments would be $321,000 in the aggregate for continued base salary and $32,100 for the pro rata annual performance bonus, assuming the performance metrics were achieved at target. Calyxt, Inc. may condition any severance pay to Ms. Frimerman upon her entering into a full release of claims in favor of Calyxt, Inc. If Ms. Frimerman becomes a participant in the Calyxt Severance Plan, she will not be entitled to the severance payments under the Frimerman Agreement.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to Calyxt, Inc.’s named executive officers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. For purposes of calculating these amounts, Calyxt, Inc. has assumed:

•	the effective time occurred on March 31, 2023;

•

a price per share of Calyxt Common Stock of $0.29, which represents the average closing market price of Calyxt Common Stock on Nasdaq over the first five business days following the public announcement on January 17, 2023, of the entry into the Merger Agreement;

•

the employment of the named executive officer is terminated immediately after the closing of the Cibus Merger in a manner that entitles the named executive officer to receive the severance payments and benefits under the terms of the Calyxt Severance Plan or Frimerman Employment Agreement, as applicable; and

•	the named executive officer does not enter into a new agreement or otherwise become legally entitled to, prior to the effective time, additional compensation or benefits.

The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described below and elsewhere in this proxy statement/prospectus and in the footnotes to the table. Furthermore, the amounts set forth in the table do not reflect any reductions in payments or benefits that could result from the operation of Section 280G of the Code modified cutback provision that is in the Calyxt Severance Plan, as described above. As a result, the actual amounts, if any, that Calyxt, Inc.’s named executive officers will receive may materially differ from the amounts set forth in the table.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the section entitled “The Mergers—Interests of Calyxt, Inc. Directors and Executive Officers in the Mergers—Termination of Existing Calyxt, Inc. Executive Officers Following the Mergers and Related Severance Payments” beginning on page 150 of this proxy statement/prospectus.

Name	Cash ($)(1)	Equity ($)(2)	Health Benefits Continuation ($)(3)	Total ($)(4)
Michael A. Carr	1,500,000	269,864	36,343	1,806,207
William F. Koschak	378,250	177,837	19,352	575,439
Travis J. Frey, Ph.D.	333,750	177,692	18,172	529,614
Debra Frimerman	353,100	177,934	—	531,034

(1)

The amounts listed in this column represent (i) cash severance amounts payable to the named executive officer pursuant to the Calyxt Severance Plan (Mr. Carr, Mr. Koschak, and Dr. Frey) or the Frimerman

Agreement (Ms. Frimerman) equal to 24 months for Mr. Carr and 12 months for Mr. Koschak, Dr. Frey, and Ms. Frimerman of base salary continuation ($1,000,000 for Mr. Carr, $340,000 for Mr. Koschak, $300,000 for Dr. Frey, and $321,000 for Ms. Frimerman), which amounts are payable to Mr. Carr, Mr. Koschak, and Dr. Frey such that any portion of the cash severance which is exempt from Section 409A will be paid in substantially equal installments over the Severance Coverage Period and any portion of the cash severance not exempt from Section 409A, to be on or before the 60th day following the Qualifying Termination; and to Ms. Frimerman in installments over 12 months following her termination of employment; (ii) for Mr. Carr, a cash severance amount equal to his target incentive under the Calyxt annual cash incentive plan for the year of termination ($500,000), for Mr. Koschak and Dr. Frey, a cash severance amount equal to the pro rata amount of their target incentive under Calyxt’s annual cash incentive plan for the year of termination ($38,250 for Mr. Koschak and $33,750 for Dr. Frey), and for Mr. Carr, Mr. Koschak, and Dr Frey, any unpaid earned bonus for the previous plan year (which was zero for Mr. Carr, Mr. Koschak, and Dr. Frey), such that any portion of the cash severance which is exempt from Section 409A will be paid in substantially equal installments over the Severance Coverage Period and any portion of the cash severance not exempt from Section 409A, to be on or before the 60th day following the Qualifying Termination, and (iii) a cash severance amount payable to Ms. Frimerman equal to a prorated amount of her annual performance bonus ($32,100), which is assumed to be paid based on achievement of target performance metrics. The cash severance payments payable to Mr. Carr, Mr. Koschak, and Dr. Frey are a double-trigger benefit because they will be paid only if the named executive officer experiences a Qualifying Termination of employment within 3 months before or 24 months after the Cibus Merger. The cash severance payments to Ms. Frimerman pursuant to the Frimerman Agreement are a double-trigger benefit because they will be paid upon a termination of employment without cause. Payments to the named executive officers under the Calyxt Severance Plan or Frimerman Agreement are subject to the named executive officer signing and not revoking a release of claims and to continued compliance with restrictive covenants.
(2)

The amounts listed in this column represent, without duplication of benefits (i) the value of the full acceleration of vesting of the unvested restricted stock units held by the named executive officer under the Calyxt Severance Plan or the 2017 Omnibus Plan, as applicable, (ii) the value of the acceleration of performance stock units as determined under the Calyxt Severance Plan, 2017 Omnibus Plan, as applicable, in each case assuming the performance factor achieved is at maximum level, and for Mr. Carr, the number of Calyxt PSUs included in this column also includes 25% of his Calyxt PSUs issued under the 2021 Inducement Plan, and (iii) the value of the Calyxt Stock Options that become vested and exercisable on a Qualifying Termination immediately after the Cibus Merger under the Calyxt Severance Plan or the 2017 Omnibus Plan, as applicable, based on the fair market value of a share of Class A Common Stock less the exercise price and assuming the following weighted average exercise prices: $1.78 for Mr. Carr, $4.15 for Mr. Koschak, $3.64 for Dr. Frey, and $3.74 for Ms. Frimerman. The acceleration of vesting of the named executive officers’ unvested equity awards is a double-trigger benefit in that it will occur only if the executive experiences a Qualifying Termination of employment within 3 months before (for Mr. Carr, Mr. Koschak, and Dr. Frey) or 24 months following the Closing. The following table breaks down the amounts in this column by type of equity award.

Name	Value of Calyxt RSUs ($)	Value of Calyxt PSUs at Maximum Performance($)	Value of Calyxt Options ($)	Total ($)
Michael A. Carr	186,731	83,133	—	269,864
William F. Koschak	158,504	19,333	—	177,837
Travis J. Frey, Ph.D.	158,359	19,333	—	177,692
Debra Frimerman	158,601	19,333	—	177,934

All payments under the Calyxt Severance Plan are subject to the named executive officer signing and not revoking a release of claims.

If the named executive officers do not experience a Qualifying Termination entitling them to double-trigger vesting as set forth above, the named executive officers would still be entitled to vesting of 25% of the total number of shares covered by each of the Calyxt Stock Options and Calyxt RSUs (for grants other than the

Calyxt RSUs granted on March 1, 2023 which will vest 100% upon the closing of the Cibus Merger) held by the named executive officers pursuant to the 2017 Omnibus Plan. Additionally, pursuant to the 2017 Omnibus Plan, the performance period of Calyxt PSUs held by the named executive officers would truncate and the Calyxt PSUs would vest based on the achievement of the performance factor would be measured as of Calyxt’s most recently completed fiscal quarter prior to the Closing. Further, Mr. Carr would be entitled to vesting of 25% of the total number of shares covered by Calyxt PSUs pursuant to the 2021 Inducement Plan. All such vesting would be single-trigger because it will occur upon the closing of the Cibus Merger.

(3)

The amounts listed in this column represent the value of the total monthly premiums for medical and dental coverage under COBRA continued group health and dental insurance benefits for the named executive officer (and his eligible dependents) at the time of the named executive officer’s termination, multiplied by the Severance Coverage Period to be provided under the Calyxt Severance Plan for Mr. Carr, Mr. Koschak, and Dr. Frey paid on or before the 60th day following the Qualifying Termination. This is a double-trigger benefit because it will be provided only if the named executive officer experiences a Qualifying Termination of employment within 3 months before or 24 months following the Cibus Merger. Payments to the named executive officers under the Calyxt Severance Plan are subject to the named executive officer signing and not revoking a release of claims and to continued compliance with restrictive covenants.

(4)	The amounts in this column include the aggregate dollar value of the sum of all amounts reported in the preceding columns.

Indemnification and Insurance

Pursuant to the Merger Agreement, from the Closing through the sixth anniversary of the Closing Date, Calyxt, Inc. is required to indemnify and hold harmless each person who is or has served as a director, manager or officer of Cibus Global or Calyxt, Inc. or their subsidiaries against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the person is or was an officer, director, manager, employee, trustee, fiduciary or agent of Cibus Global, Calyxt, Inc. or any of their respective subsidiaries, or, while a director, manager or officer of Cibus Global, Calyxt, Inc. or any of their respective subsidiaries, is or was serving at the request of Cibus Global, Calyxt, Inc. or any of their respective subsidiaries as a director, manager, officer, employee or agent of another Person, whether asserted or claimed prior to, at or after the Closing, to the extent permitted under the applicable certificate of incorporation and bylaws or other organizational document. In addition, each such director, manager or officer, or former director and officer, is entitled to advancement of expenses (including attorney’s fees) incurred in the defense of any such claim, action, suit, proceeding or investigation.

Pursuant to the Merger Agreement, for six years following the Closing, the Amended Certificate of Incorporation and the Amended Bylaws shall contain provisions no less favorable with respect to indemnification, advancement of expenses and elimination of liability for monetary damages set forth set forth in the Calyxt Certificate of Incorporation and Calyxt Bylaws immediately prior to the First Blocker Merger Effective Time. The Merger Agreement also provides that Calyxt, Inc. shall purchase a six-year prepaid directors’ and officers’ liability insurance policy commencing at the Closing, on terms, conditions, retentions and limits of liability to be mutually agreed by Calyxt, Inc. and Cibus Global prior to the Closing with coverage that is no more favorable than the coverage provided under Calyxt, Inc.’s existing policies as of the date of the Merger Agreement with respect to coverage of any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Calyxt, Inc. or Cibus Global, as applicable, by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing.

Calyxt Support Agreements

Concurrently with the execution of the Merger Agreement and as a condition to Cibus Global entering into the Merger Agreement, Cibus Global entered into the Calyxt Support Agreements, with certain Calyxt Stockholders, directors and officers (the “Supporting Stockholders”) who, collectively and in the aggregate, beneficially held voting power of approximately 49.8% of outstanding Calyxt Common Stock on January 13, 2023 (the “Subject Shares”).

Pursuant to the terms of the Calyxt Support Agreements, the Supporting Stockholders have agreed to take certain actions to support the Transactions, including not transferring the Subject Shares during the term of the Calyxt Support Agreement, except under specified circumstances, and voting the Subject Shares in favor of the Merger Agreement and Transactions and against any alternative acquisition proposals.

Interests of Cellectis

Cellectis is Calyxt, Inc.’s largest stockholder. In addition, Cellectis licenses intellectual property rights to Calyxt, Inc. and has guaranteed Calyxt, Inc.’s obligations under Calyxt, Inc.’s real property lease for its headquarters facility. As such, Cellectis has additional interests in the Transactions related to the amendment of the license agreement and obligations of Cibus related to the headquarters guarantee.

As a condition to the obligations of Cibus Global to consummate the Mergers, Calyxt, Inc. and Cellectis will enter into the First Amendment to the License Services Agreement, which amends the License Agreement dated July 25, 2017, between Calyxt, Inc. and Cellectis (as amended, the “Amended Cellectis License”). The form of the amendment was attached as an exhibit to the Merger Agreement. For more information regarding the Amended Cellectis License, please see “The Merger Agreement—Amendment to the Cellectis License Agreement.”

In addition, the provisions in the Calyxt Support Agreement between Cibus Global, Calyxt, Inc. and Cellectis relating to the guaranty by Cellectis of certain obligations under Calyxt’s headquarters building lease, including the obligation of Cibus Global under certain circumstances to use commercially reasonable efforts to cause the landlord to terminate the guarantee as more fully described below under the caption “Agreements Related to the Mergers—Support Agreements—Calyxt Support Agreements,” beginning on page 191 in this proxy statement/prospectus.

Interests of Calyxt Directors in Cibus Global

As of March 31, 2023, Calyxt, Inc’s. director, Mr. Fassberg, is the beneficial owner, through his affiliate Trout Capital, LLC (“Trout Capital”), of Cibus Warrants to purchase 467,647 Cibus Series B Preferred Units and 116,616 Cibus Series C Preferred Units. These Cibus Warrants were issued to Trout Capital for services provided to Cibus Global. Upon consummation of the Transactions, these Cibus Warrants will be exchanged into 510,003 shares of Class A Common Stock.

Litigation Related to the Mergers

Two lawsuits have been filed by purported stockholders of Calyxt, Inc. The first suit, captioned Melton v. Calyxt, Inc., et al., No. 0:23-cv-00540 (the “Melton Lawsuit”) was filed in the United States District Court for the District of Minnesota on March 6, 2023. The second suit, captioned Keller v. Calyxt, Inc., et al., No. 2023-0297 (the “Keller Lawsuit” and with the Melton Lawsuit, the “Lawsuits”) was filed in the Court of Chancery of the State of Delaware on March 9, 2023. Both of the Lawsuits assert claims against Calyxt, Inc. and the members of the Calyxt Board, and generally allege that the proxy statement/prospectus filed with the SEC on February 14, 2023 is deficient, and both seek preliminary and injunctive relief.

Additionally, Calyxt, Inc. has received a written demand from a purported stockholder pursuant to 8 Del. C. § 220 seeking certain books and records, as well as certain informal demand letters from other purported stockholders (collectively, the “Demands”), each alleging deficiencies in the proxy statement/prospectus and/or requesting supplements thereto.

Calyxt believes that the claims and allegations asserted in the Lawsuits and in the Demands are without merit, and intends to vigorously defend against the Lawsuits and Demands.

Interests of Cibus Global Directors and Executive Officers in the Mergers

In considering the recommendation of the Cibus Board with respect to approving the Mergers, Cibus Unitholders should be aware that certain members of the Cibus Board and certain Cibus Global executive officers have interests in the Mergers that may be different from, or in addition to, the interests of Cibus

Unitholders. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Calyxt Board and the Cibus Board were aware of these potential conflicts of interest and considered them, among other matters, in reaching their respective decisions to approve the Merger Agreement and the Mergers, and in the Calyxt Board reaching its decision to recommend that Calyxt Stockholders approve the proposals to be presented to Calyxt Stockholders for consideration at the Calyxt Special Meeting as contemplated by this proxy statement/prospectus.

Except where specifically noted, the information in this section and all other information contained in this proxy statement/prospectus does not give effect to the Reverse Stock Splits described elsewhere in this proxy statement/prospectus.

Ownership Interests

As of March 31, 2023, Cibus Global’s directors and current executive officers beneficially owned, in the aggregate, 57,023,211 Cibus Units, which for purposes of this subsection excludes any Cibus PIUs and excludes Cibus Warrants. The Cibus Global directors and executive officers will receive the same consideration for their Cibus Units on the same terms and conditions as other Cibus Unitholders.

Pursuant to the Merger Agreement, at the effective time of the Cibus Merger, each of the Cibus Units will be cancelled and converted into the holder’s right to receive the applicable Merger Consideration. Any Cibus Unitholder who is a Top 99 Holder shall have the option to elect, on a per unit basis, to receive Merger Consideration in the form of either (a) the number of shares of Class A Common Stock set forth on the Allocation Schedule in exchange for all such holder’s Cibus Units (other than Cibus PIUs) covered by such election or (b) a number of Up-C Units, provided, that such holder will not be entitled to exchange more than 95% of such holder’s existing Cibus Units for Up-C Units and the remainder of such holder’s Cibus Units will be exchanged for shares of Class A Common Stock. The Merger Consideration for Cibus Unitholder other than a Top 99 Holder shall equal the number of shares of Class A Common Stock set forth on the Allocation Schedule. For a more detailed discussion of the conversion of the Merger Consideration, see the section entitled “The Merger Agreement—Merger Consideration” beginning on page 162 of this proxy statement/prospectus.

The following table sets forth the number of Cibus Units (which, for this purpose, excludes Cibus PIUs) beneficially owned as of March 31, 2023, by each of Cibus Global’s executive officers and directors and his or her affiliates.

Name of Beneficial Owner	Cibus Units	Number of Shares of Class A Common Stock Received (1)	Value of Class A Common Stock Received($)(2)
Executive Officers
Peter Beetham, Ph.D.	174,923	554,585	160,830
Greg Gocal, Ph.D.	141,207	447,691	129,830
Wade King, M.D.	142,045	450,348	130,601
Rory Riggs (3)	22,640,831	71,781,756	20,816,709
Directors
Mark Finn	221,573	702,488	203,722
Jean-Pierre Lehmann (4)	21,022,574	66,651,172	19,328,840
Gerhard Prante, Ph.D.	95,329	302,237	87,649
Eugene Linden	1,115	3,535	1,025
Mark Lu (5)	12,063,246	38,246,006	11,091,342
Alain Pompidou, Ph.D.	60,662	192,326	55,775
Keith Walker, Ph.D.	459,706	1,457,478	422,669
Directors and executive officers as a group (11 persons)	57,023,211	180,789,622	52,428,992

(1)

This column reflects the number of shares of Class A Common Stock to be received as Merger Consideration and assumes that no executive officer or director who is a Top 99 Holder elected to receive Up-C Units.

(2)

The values in this column have been calculated assuming that the fair market value of a share of Class A Common Stock is equal to $0.29, which is the average closing price of a share of Calyxt Common Stock on Nasdaq over the first five trading days following the first public announcement of the Cibus Merger on January 17, 2023.

(3)

Includes 22,218,173 Cibus Units held directly by Mr. Riggs as well as 75,866 Cibus Units held jointly with Robin Riggs, and 346,792 Cibus Units held by the Rory Riggs Family Trust, for which Mr. Riggs is trustee and has sole voting and dispositive power with respect to the Cibus Units held by the trust. Does not reflect the Series F Preferred Units to be acquired by New Ventures Agtech Solutions, LLC, an entity affiliated with Mr. Riggs pursuant to the Series F Purchase Commitment.

(4)	Includes 20,995,907 Cibus Preferred Units and 26,667 Cibus Global non-voting common units held by JPL Investments SA, which Mr. Lehmann is deemed to beneficially own.
(5)	Includes 8,279,472 Cibus Units held by Lufam Genetic Biotech Ltd. and 3,783,774 Cibus Units held by Rowiss Biotech Investment Ltd., which Mr. Lu is deemed to beneficially own.

Effect of the Merger on Cibus Equity Interests

Profits Interests

As of March 31, 2023, Cibus Global’s directors and current executive officers owned, in the aggregate, 30,113,653 Cibus PIUs. Under the terms of the Merger Agreement, at the effective time of the Cibus Merger, each Cibus PIU will, (a) to the extent not a “restricted unit” (under the award agreements and governing documents applicable to such Cibus PIU), be automatically cancelled and converted into the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule and (b) to the extent a “restricted unit” (i.e., an unvested unit), be automatically cancelled and converted into the right to receive the number of restricted shares of Class A Common Stock pursuant to a Calyxt, Inc. stock plan, as set forth on the Allocation Schedule and subject to the same vesting schedule as was applicable to such Cibus PIU prior to the Closing. The number of shares and restricted shares of Class A Common Stock to be issued in consideration for Cibus PIUs was calculated based on a Black Scholes valuation of such Cibus PIUs, with the exercise price input used in such Black Scholes valuation being a present value calculation of the applicable threshold value associated with the underlying Cibus PIU. The conversion factor for each Cibus PIU will be determined by dividing the Black Scholes valuation by $2.00 (the price at which Cibus most recently sold Cibus Series F Preferred Units prior to the date of the Merger Agreement).

Pursuant to the Executive Employment Agreement, effective as of October 4, 2021, between Cibus Global and Rory Riggs (the “Riggs Agreement”), 3,766,988 of the Cibus PIUs held by Mr. Riggs will vest and cease being restricted units upon Cibus becoming a public company with its shares listed on a major exchange. The Cibus Merger will be treated as Cibus becoming a public company under the terms of the Riggs Agreement.

The Allocation Schedule includes 4,817,845 Shares issuable as Merger Consideration for an aggregate of 1,765,000 Cibus PIUs that Cibus expects to grant prior to Closing, of which 520,400 Cibus PIUs have been granted as of the date of this proxy statement/prospectus. The Cibus Board has not yet made any allocation determinations with respect to the remaining amount of such Cibus PIUs. It is expected that following pre-Closing allocations, if any, of such remaining Cibus PIUs by the Cibus Board, the remaining balance, if any, of such Cibus PIUs would be allocated to Rory Riggs.

The following table sets forth the aggregate value of the consideration that each of Cibus Global’s executive officers and directors would receive for the Cibus PIUs held as of the effective time of the Cibus Merger, assuming such effective time occurs on March 31, 2023.

	Number of Cibus PIUs Not Restricted Units	Number of Shares of Class A Common Stock Received (1)	Value of Class A Common Stock Received ($)(2)	Number of Cibus PIUs that are Restricted Units	Number of Restricted Shares of Class A Common Stock Received (3)	Value of Class A Common Stock Received ($)(2)
Executive Officers
Peter Beetham, Ph.D.	4,715,292	13,957,383	4,047,641	1,646,428	4,609,141	1,336,651
Greg Gocal, Ph.D.	3,830,982	11,321,999	3,283,206	1,471,820	4,111,312	1,192,281
Wade King, M.D.	1,425,012	4,062,884	1,178,236	2,324,988	6,519,507	1,890,657
Rory Riggs (4)	6,479,584	19,203,586	5,569,040	2,432,846	6,366,118	1,846,174
Directors
Mark Finn	1,064,029	3,155,006	914,952	—	—	—
Jean-Pierre Lehmann	796,716	2,346,384	680,451	—	—	—
Gerhard Prante, Ph.D.	1,133,485	3,286,596	953,113	—	—	—
Eugene Linden	983,805	2,910,409	844,019	—	—	—
Mark Lu	125,906	380,866	110,451	—	—	—
Alain Pompidou, Ph.D.	521,321	1,531,349	444,090	—	—	—
Keith Walker, Ph.D.	1,161,441	3,473,254	1,007,244	—	—	—

(1)

The number of shares of Class A Common Stock listed in this column reflect the number of shares of Class A Common Stock the executive officer or director will receive for the Cibus PIUs that are not restricted units.

(2)

The values in this column have been calculated assuming that the fair market value of a share of Class A Common Stock is equal to $0.29, which is the average closing price of a share of Calyxt Common Stock on Nasdaq over the first five trading days following the first public announcement of the Cibus Merger on January 17, 2023.

(3)

The number of restricted shares of Class A Common Stock listed in this column reflects the number of restricted shares of Class A Common Stock the executive officer or director will receive for the Cibus PIUs that are restricted units.

(4)	Includes 30,000 Cibus PIUs held by the Rory Riggs Family Trust, for which Mr. Riggs is trustee and has sole voting and dispositive power with respect to the Cibus PIUs held by the trust.

Warrants

As of March 31, 2023, Cibus Global’s directors and current executive officers owned, in the aggregate, 17,392,496 Cibus Warrants. Under the terms of the Merger Agreement, at the effective time of the Cibus Merger, each Cibus Warrant will be automatically exchanged for the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule. The number of shares of Class A Common Stock to be issued in consideration of such Cibus Warrant will be calculated based on a Black Scholes valuation of such Cibus Warrant. The conversion factor for each such Cibus Warrant will be determined by dividing the Black Scholes valuation by $2.00 (the price at which Cibus Global most recently sold Cibus Series F Preferred Units prior to the date of the Merger Agreement).

The following table sets forth the aggregate value of the consideration that each of Cibus Global’s executive officers and directors would receive for the Cibus Warrants held as of the effective time of the Cibus Merger, assuming such effective time occurs on March 31, 2023.

	Number of Units Underlying Cibus Warrants	Number of Shares of Class A Common Stock Received	Value of Class A Common Stock Received($)(1)
Executive Officers
Peter Beetham, Ph.D.	—	—	—
Greg Gocal, Ph.D.	75,984	161,093	46,717
Wade King, M.D.	—	—	—
Rory Riggs (2)	9,524,973	19,799,082	5,741,734
Directors
Mark Finn	35,470	69,990	20,297
Jean-Pierre Lehmann(3)	7,740,842	15,355,342	4,453,049
Gerhard Prante, Ph.D.	—	—	—
Eugene Linden	32,000	67,480	19,569
Mark Lu	—	—	—
Alain Pompidou, Ph.D.	85,662	179,837	52,153
Keith Walker, Ph.D.	2,208	3,793	1,100

(1)

The values in this column have been calculated assuming that the fair market value of a share of Class A Common Stock is equal to $0.29, which is the average closing price of a share of Calyxt Common Stock on Nasdaq over the first five trading days following the first public announcement of the Cibus Merger on January 17, 2023.

(2)	Includes 14,981 Cibus Warrants held jointly with Robin Riggs.
(3)	Includes 7,740,842 Cibus Warrants held by JPL Investments SA, which Mr. Lehmann is deemed to beneficially own.

Annual Bonus, Base Salary

Pursuant to the Riggs Agreement and the Amended and Restated Executive Employment Agreement, effective as of December 17, 2021 between Cibus US, LLC and Wade King (the “King Agreement”), Rory Riggs and Wade King will be eligible to receive an annual bonus in the discretion of the Cibus Board upon Cibus becoming a public company with its shares listed on a major exchange. The Mergers will be treated as Cibus becoming a public company with its shares listed on a major exchange. For each to receive the bonus, Mr. Riggs and Dr. King must remain employed through December 31 of the applicable year. The Cibus Board has not yet determined the amount of such annual bonus for Mr. Riggs or Dr. King. In addition, under the Riggs Agreement, Mr. Riggs’ base salary will commence being paid upon Cibus becoming a public company with its shares listed on a major exchange and amounts of his previously credited base salary will be paid in equal installments over a six-month period starting on such date.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to Cibus Global’s named executive officers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. For purposes of calculating these amounts, Cibus Global has assumed:

•	the effective time of the Transactions occurred on March 31, 2023;

•

a price per share of Calyxt Common Stock of $0.29, which represents the average closing market price of Calyxt Common Stock on Nasdaq over the first five business days following the public announcement on January 17, 2023 of the entry into the Merger Agreement;

•

the employment of the named executive officer is terminated effective immediately after the closing of the Cibus Merger in a manner that entitles the named executive officer to receive the severance payments and benefits under the terms of the employment agreement with the named executive officer; and

•	the named executive officer does not enter into a new agreement or otherwise become legally entitled to, prior to the effective time, additional compensation or benefits.

The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described below and elsewhere in this proxy statement/prospectus and in the footnotes to the table. As a result, the actual amounts, if any, that Cibus Global’s named executive officers will receive, may materially differ from the amounts set forth in the table.

Name	Cash ($)(1)	Equity ($)(2)	Health Benefits Continuation ($)(3)	Other ($)(4)	Total ($)(5)
Rory Riggs	—	3,114,642	46,429	666,667	3,827,738
Wade King	562,536	—	15,030	—	577,566
Peter Beetham	750,017	—	29,031	—	779,048

(1)

The amounts listed in this column represent cash severance amounts payable to the named executive officer pursuant to his employment agreement equal to 18 months of base salary continuation, which amounts are payable to the executive in installments over 18 months following the executive’s termination of employment without cause by Cibus Global or the executive’s resignation for good reason. The cash severance payments payable to Dr. King and Dr. Beetham pursuant to their respective employment agreements are a double-trigger benefit in that they will be paid only if the executive experiences a qualifying termination of employment during the term of their applicable employment agreement (i.e., the King Agreement and Beetham Agreement). Dr. Beetham is required to execute a release of claims against Cibus Global that becomes irrevocable as a condition to receiving the cash severance amounts on a termination without cause or a resignation for good reason and Dr. King must execute a release of claims against Cibus Global that becomes irrevocable as a condition to receiving the cash severance amounts on a resignation for good reason. The employment agreements for Drs. King and Beetham also provide for enhanced severance on a qualifying termination in connection with a change in control, however Cibus Global will not experience a change in control (as defined in the applicable employment agreements) in the Transactions.

(2)

The amounts listed in this column represent the value of Class A Common Stock received due to the vesting of unvested Cibus PIUs upon Cibus becoming a public company with its shares listed on a major exchange. The Cibus Merger will be treated as Cibus becoming a public company with its shares listed on a major exchange under the terms of the Riggs Agreement. This is a single-trigger benefit because it will be owed by reason of the Transactions even if Mr. Riggs does not terminate employment.

(3)

The amounts listed in this column represent the value of continued group health and dental insurance benefits to be provided to the named executive officer (and his eligible dependents) pursuant to their respective employment agreements for a period of up to 18 months for Mr. Riggs and Drs. King and Beetham. This is a double-trigger benefit in that it will be provided if the executive experiences a qualifying termination of employment during the term of their applicable employment agreement. Dr. Beetham is required to execute a release of claims against Cibus Global that becomes irrevocable as a condition to receiving these benefits on a termination without cause or a resignation for good reason and Dr. King must execute a release of claims against Cibus Global that becomes irrevocable as a condition to receiving these benefitted on a resignation for good reason.

(4)

The amount listed in this column represents the portion of Mr. Riggs’ base salary that he was credited with prior to the effective time of the Transaction, which, under the Riggs Agreement, will commence being paid in equal installments over a six month period following Cibus becoming a public company with its shares listed on a major exchange. The Cibus Merger will be treated as Cibus becoming a public company with its shares listed on a major exchange under the terms of the Riggs Agreement. This is a single-trigger benefit because it will be owed by reason of the Transactions even if Mr. Riggs does not terminate employment.
(5)	The amounts in this column include the aggregate dollar value of the sum of all amounts reported in the preceding columns.

Support Agreements

Concurrently with the execution of the Merger Agreement and as a condition to Calyxt, Inc. entering into the Merger Agreement, Calyxt, Inc. entered into the Cibus Support Agreements with certain of Cibus Global’s equity holders and directors and officers, including Rory Riggs, Gregory Gocal, Peter Beetham, Wade King, Jean-Pierre Lehmann, Mark Finn, Gerhard Prante, Keith Walker, Cibus Investments LLC, Lufam Genetic Biotech Ltd. (“Lufam”) and Rowiss Biotech Investment Ltd. (“Rowiss”) (each of Lufam and Rowiss controlled by Mark Lu) (the “Cibus Supporting Unitholders”) who as of January 13, 2023, collectively and in the aggregate, held voting power of approximately 54.3% of the outstanding voting Cibus Units (the “Subject Units”). Pursuant to the terms of the Cibus Support Agreements, the Cibus Supporting Unitholders have agreed to take certain actions to support the Transactions (including not transferring the Subject Units during the term of the Cibus Support Agreement except under specified circumstances) and voting or acting by written consent with respect to all of its Subject Units in favor of the Mergers and the other Transactions, against any alternative acquisition proposals, and to agree to convert all outstanding pre-Closing Cibus Preferred Units into pre-Closing Cibus Global voting common units on a one-for-one basis in connection with the Mergers. For a more detailed discussion of the support agreements, see the section entitled “Agreements Related to the Mergers—Support Agreements” beginning on page 191 of this proxy statement/prospectus.

Management Following the Transactions

As described in the section entitled “Management Following the Transactions” beginning on page 284 of this proxy statement/prospectus, certain members of the Cibus Board and Cibus Global executive officers are expected to become the directors and executive officers of Cibus, Inc. upon the Closing.

Indemnification and Insurance

Pursuant to the Merger Agreement, from the Closing through the sixth anniversary of the Closing Date, Calyxt, Inc. is required to indemnify and hold harmless each person who is or has served as a director, manager or officer of Cibus Global or Calyxt, Inc. against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the person is or was an officer, director, manager, employee, trustee, fiduciary or agent of Cibus Global, Calyxt, Inc. or any of their respective subsidiaries, or, while a director, manager or officer of Cibus Global, Calyxt, Inc. or any of their respective subsidiaries, is or was serving at the request of Cibus Global, Calyxt, Inc. or any of their respective subsidiaries as a director, manager, officer, employee or agent of another Person, whether asserted or claimed prior to, at or after the Closing, to the extent permitted under the applicable certificate of incorporation and bylaws or other organizational document. In addition, each such director, manager or officer, or former director and officer, is entitled to advancement of expenses (including attorney’s fees) incurred in the defense of any such claim, action, suit, proceeding or investigation.

Pursuant to the Merger Agreement, for six years following the Closing, the Amended Certificate of Incorporation and the Amended Bylaws shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers than those that are presently set forth in the Calyxt Certificate of Incorporation and Calyxt Bylaws immediately prior to the First Blocker Merger Effective Time. The Merger Agreement also provides that Cibus Global shall purchase a six-year prepaid directors’ and officers’ liability insurance policy commencing at the Closing for the non-cancellable extension of the directors’ and officers’ liability coverage of Cibus Global’s existing directors’ and officer’s insurance policy with respect to any claim related to any period of time at or prior to the Closing with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Cibus Global’s existing policies as of the date of the Merger Agreement with respect to coverage of any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Cibus Global, by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing.

Form of the Mergers

The Merger Agreement provides that at the applicable Blocker Merger Effective Time, each of the Blockers will merge with and into Calyxt, Inc., in each case with Calyxt, Inc. surviving each Blocker Merger. Immediately thereafter, Merger Subsidiary will merge with and into Cibus Global, with Cibus Global as the surviving company and Merger Subsidiary ceasing to exist.

Effective Time of the Mergers

Subject to the provisions of the Merger Agreement, Calyxt, Inc. and each Blocker shall cause the corresponding Blocker certificate of merger to be executed, acknowledged and filed with the secretary of state of the State of Delaware (and for the avoidance of doubt, each Blocker shall only be responsible for causing its applicable Blocker certificate of merger to be executed, acknowledged and filed). The applicable Blocker Merger shall become effective at the time when the corresponding Blocker certificate of merger has been duly filed with the secretary of state of the State of Delaware or at such later time as may be agreed by Calyxt, Inc., Cibus Global and the applicable Blocker in writing and specified in the corresponding Blocker certificate of merger (the effective time of each Blocker Merger being such Blocker Merger’s applicable “Blocker Merger Effective Time”).

Calyxt Stockholders as of the record date will be asked to approve the Calyxt Stockholder Matters, which include the amendment of Calyxt, Inc.’s organizational documents, to, among other things, authorize the shares of Class A Common Stock and Class B Common Stock to be issued pursuant to the Merger Agreement in connection with the Mergers. For more information, see section entitled “Description of Capital Stock of Cibus, Inc.” beginning on page 333 of this proxy statement/prospectus.

At and after the First Blocker Merger Effective Time, the size of the Calyxt Board will be set at six and will consist of Rory Riggs, Peter Beetham, Mark Finn, Jean-Pierre Lehmann, Gerhard Prante, and Keith Walker. All other Calyxt, Inc. directors prior to the First Blocker Merger Effective Time will resign effective as of the First Blocker Merger Effective Time. Calyxt, Inc.’s officers at such time will be Rory Riggs, Peter Beetham, Greg Gocal, and Wade King, and all other current Calyxt, Inc. officers will resign at such time, subject to ongoing discussions with certain officers at Calyxt, Inc. For more information, see the section entitled “The Mergers—Interests of Calyxt, Inc. Directors and Executive Officers in the Mergers—Potential Going-Forward Roles with Cibus, Inc.”

Subject to the provisions of the Merger Agreement, immediately following completion of all Blocker Mergers, Calyxt, Inc., Merger Subsidiary and Cibus Global shall cause the Cibus Global certificate of merger to be executed, acknowledged and filed with the secretary of state of the State of Delaware. The Cibus Merger shall become effective at the time when the Cibus Global certificate of merger has been duly filed with the secretary of state of the State of Delaware or at such later time as may be agreed by Calyxt, Inc. and Cibus Global in writing and specified in the Cibus Global certificate of merger.

Merger Consideration

Merger Consideration

The Amended Certificate of Incorporation, once adopted at the First Blocker Merger Effective Time, will designate two classes of Cibus, Inc. common stock: (i) Class A Common Stock, which shares will have full voting and economic rights and (ii) Class B Common Stock, which shares will have full voting, but no economic rights. Upon adoption of the Amended Certificate of Incorporation, each share of Calyxt Common Stock existing and outstanding immediately prior to the First Blocker Merger Effective Time shall remain outstanding as a share of Class A Common Stock at the First Blocker Merger Effective Time without any conversion or exchange thereof.

At each applicable Blocker Merger Effective Time, the limited liability company interests of the applicable Blocker will be cancelled and converted into the right of the equityholders of the applicable Blocker to receive shares of Class A Common Stock corresponding to that Blocker Merger (the “Blocker Merger Consideration”), in each case, as set forth in the Allocation Schedule.

At the effective time of the Cibus Merger, all of the issued and outstanding Cibus Units, (including Cibus PIUs), and all outstanding Cibus Warrants or options to purchase Cibus Units, will be cancelled (or, in the case of Cibus Warrants, surrendered to Cibus, Inc. for exchange) and converted into the right to receive the following, as described in further detail in the Merger Agreement (the “Cibus Merger Consideration”):

•

the Top 99 Holders shall have the option to elect, on a per unit basis, to receive Merger Consideration in the form of either (a) the number of shares of Class A Common Stock set forth on the Allocation Schedule in exchange for all such holder’s Cibus Units (other than Cibus PIUs) covered by such election or (b) a number of Up-C Units, as set forth on the Allocation Schedule in exchange for such holder’s Cibus Units (other than Cibus PIUs) elected for exchange into Up-C Units, provided, that such holder will not be entitled to exchange more than 95% of such holder’s existing Cibus Units for Up-C Units and the remainder of such holder’s Cibus Units will be exchanged for shares of Class A Common Stock;

•

all pre-Closing Cibus Unitholders, other than Top 99 Holders and Blockers, shall receive the number of shares of Class A Common Stock set forth on the Allocation Schedule in exchange for their Cibus Units (other than Cibus PIUs);

•	all pre-Closing Cibus Warrants shall automatically be exchanged for the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule; and

•

all pre-Closing Cibus PIUs will, (a) to the extent not a “restricted unit” (under the award agreements and governing documents applicable to such Cibus PIU), be automatically cancelled and converted into the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule and (b) to the extent a “restricted unit” (i.e., an unvested unit), be automatically cancelled and converted into the right to receive the number of restricted shares of Class A Common Stock pursuant to a Cibus, Inc. stock plan, as set forth on the Allocation Schedule and subject to the same vesting schedule as was applicable to such Cibus PIU prior to Closing.

Cibus Global Common Unit Issuance to Calyxt, Inc.

Immediately following the Cibus Merger, (i) each pre-Closing Cibus Unit and pre-Closing Cibus Warrant, in each case, held by Cibus, Inc. as a result of the Blocker Mergers will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, (ii) each pre-Closing Cibus Warrant held by Cibus, Inc. as a result of the warrant exchanges described above will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, and (iii) Cibus Global will issue a number of Cibus Common Units to Cibus, Inc. in an amount equal to the sum of (A) the number of shares of Class A Common Stock issued to former Cibus Global equity holders as Cibus Merger Consideration and (B) the number of shares of Calyxt Common Stock outstanding immediately prior to the First Blocker Merger.

Election of Up-C Units for Top 99 Holders

Promptly after the date this proxy statement/prospectus is declared effective by the SEC, Cibus Global will mail to each holder (other than the Blockers) of Cibus Units that is a Top 99 Holder an Election Form. The Election Form will accompany the disclosure statement and copies of the form of Tax Receivable Agreement, Cibus Amended Operating Agreement, Exchange Agreement and Registration Rights Agreement and the Election Form will include counterpart signatures to each of the foregoing agreements.

Each Election Form will permit each holder that is a Top 99 Holder, to elect on a per-Cibus Unit basis (other than in respect of Cibus PIUs), to receive as Merger Consideration in the Cibus Merger in the form of either (A) shares of Class A Common Stock or (B) Up-C Units (subject to the limitations in the Merger Agreement, any such holder validly electing to receive Up-C Units in exchange for any one or more of its Cibus Units, an “Electing Member”, and the Cibus Units that such Electing Member will exchange for Up-C Units, the “Excluded Units”); provided, however, that no Electing Member will be entitled to receive Up-C Units to the extent such holder’s Excluded Units exchanged therefor would represent more than ninety-five percent (95%), or such lower percentage as may be determined by Cibus Global and set forth on the Election Form, of the total number of Cibus Units held by such person as of immediately prior to the Cibus Merger Effective Time (for the avoidance of doubt, any Cibus Units held by such person in excess of such amount will not constitute Excluded Units and will instead receive shares of Class A Common Stock in exchange for the Cibus Units representing such excess, notwithstanding such person’s election).

Allocation Schedule

The Merger Agreement provides that Merger Consideration will be allocated to each of the Cibus Global equity holders and the Blockers, as of immediately prior to the First Blocker Merger Effective Time, based on the Allocation Schedule. The initial version of the Allocation Schedule was attached as an exhibit to the Merger Agreement and calculated based on the fully-diluted (other than with respect to out-of-the-money options and warrants) capitalization of Calyxt, Inc. and Cibus Global, in each case, as of the date of the Merger Agreement. Pursuant to the Merger Agreement, the Allocation Schedule will be updated by Cibus Global no later than three business days prior to Closing to reflect (a) transfers of equity interests in Cibus Global or the Blockers, (b) the results of the elections by Top 99 Holders and (c) any Cibus Series F Preferred Units issued or issuable pursuant to the Continuing Series F Financing.

The following provides a summary of the calculation of Merger Consideration and the allocation among each of the Cibus Global equity holders and Blockers, as set forth in the Allocation Schedule. For purposes of this summary, the “Conversion Factor,” as used below, is defined as 3.17045722397476 shares of Class A Common Stock (or Class B Common Stock, in the case of Electing Members’ Up-C Units) per fully-diluted voting common unit of Cibus Global. The calculation of shares of Class A Common Stock (or Class B Common Stock, in the case of Electing Members’ Up-C Units) is determined based on the underlying class of Cibus Units held by the applicable member, as follows:

•

Cibus Preferred Units: Immediately prior to the Blocker Merger Effective Time for the First Blocker Merger, each Cibus Preferred Unit is converted to a number of fully-diluted voting common units of Cibus Global on a one-for-one basis. Each fully-diluted voting common unit is then multiplied by the Conversion Factor to yield the number of shares of Class A Common Stock (or Class B Common Stock, in the case of Electing Members) to be issued in respect of such Cibus Preferred Units. The number of Cibus Common Units to be issued to an Electing Member in respect of their Up-C Units will equal the number of shares of Class B Common Stock calculated by the foregoing.

•

Cibus Global non-voting common units: Cibus Global Class A non-voting common units represent membership units issued in connection with Cibus Global options previously exercised. Each non-voting common unit is multiplied by the Conversion Factor to yield the number of shares of Class A Common Stock to be issued in respect of such non-voting common units.

•

Cibus PIUs: All Cibus PIUs are represented by the same class of securities (non-voting common units) in Cibus Global. Immediately prior to the Blocker Merger Effective Time for the First Blocker Merger, each Cibus PIU is hypothetically converted to a number of fully-diluted voting common units of Cibus Global by multiplying (a) the number of issued and outstanding Cibus PIUs in a given class held by the applicable member by (b) the class’s unique fully-diluted conversion factor (the applicable “FD Factor”). The FD Factor for each class of Cibus PIUs is calculated based on the Cibus PIU’s Black Scholes fair value (with the exercise price input used in such Black Scholes valuation being a present value calculation of the applicable threshold value associated with the underlying Cibus PIU class).

The hypothetical number of fully-diluted voting common units of Cibus Global is then multiplied by the Conversion Factor to yield the number of shares of Class A Common Stock to be issued in respect of such Cibus PIU.

•

Cibus Warrants: Each issued and outstanding Cibus Warrant outstanding immediately prior to the Blocker Merger Effective Time for the First Blocker Merger is hypothetically converted to a number of fully-diluted voting common units of Cibus Global by multiplying (a) the number of Cibus Preferred Units, voting common units or non-voting common units, as applicable, subject to the warrant by (b) the warrant tranche’s unique FD Factor. The FD Factor for each tranche of Cibus Warrants was calculated by dividing the Black Scholes Fair Value of such Cibus Warrant tranche by $2.00. The hypothetical number of fully-diluted voting common units of Cibus Global is then multiplied by the Conversion Factor to yield the number of shares of Class A Common Stock to be issued in respect of such Cibus Warrant.

Calyxt, Inc. Procedure for Exchange of Cibus Global Units

Following the date this proxy statement/prospectus is declared effective by the SEC, Calyxt, Inc. shall cause the Exchange and Paying Agent to mail to each person who will be a member of Cibus Global or any Blocker as of immediately prior to the effective time of each respective Mergers (i) a letter of transmittal and (ii) instructions for effecting the issuance of the portion of the Merger Consideration, as applicable, payable with respect thereto pursuant to the terms of the Merger Agreement and the Allocation Schedule. Upon proper delivery of a duly completed and executed letter of transmittal, each such person shall be entitled to receive the number of shares of Class A Common Stock or Up-C Units (shares of Class B Common Stock and Cibus Common Units) as determined in accordance with the Merger Agreement and reflected on the Allocation Schedule. If delivery is to be made to a person other than the person who is reflected in the books and records of the applicable company as the applicable member, it shall be a condition of delivery that the person requesting such delivery shall have established to the satisfaction of Calyxt, Inc. and the Exchange and Paying Agent that any transfer and other taxes required by reason of such delivery to a person other than the applicable member have been paid or are not applicable.

From and after the Cibus Merger Effective Time, or each applicable Blocker Merger Effective Time, as applicable, each Person that was a member of Cibus Global or the corresponding Blocker being merged, respectively (or the holder of an economic interest therein) shall have no rights as a member or holder of any such economic interests and, until the procedures contemplated by the Merger Agreement have been complied with, any such former limited liability company or economic interest shall represent only the right to receive the applicable portion of the Merger Consideration, respectively, on the terms and subject to the conditions of the Merger Agreement.

Regulatory Approvals

Calyxt, Inc. must comply in all material respects with the rules of Nasdaq in connection with the issuance of Shares. If prior to the Closing Date, Cibus Global determines, in its reasonable discretion after consultation with Calyxt, Inc. and its legal advisors, that the Transactions require filings under the HSR Act to be submitted with the applicable governmental entities, then as promptly as reasonably practicable following such determination, Calyxt, Inc. and Cibus Global shall cooperate in the preparation of such filings and, upon completion thereof (in form and substance mutually agreeable to Calyxt, Inc. and Cibus Global), each of Calyxt, Inc. and Cibus Global shall make or cause to be made any such required filings under the HSR Act.

Material U.S. Federal Income Tax Consequences of the Cibus Merger

The following is a general discussion of the expected material U.S. federal income tax consequences of the Cibus Merger to Participating Members of Cibus that are U.S. holders (as defined below) (“Cibus Participants”). This discussion is limited to Cibus Participants who hold their Cibus Units or Cibus Warrants, and, if applicable, will hold their Class A Common Stock received in connection with the Cibus Merger, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). No rulings have been or will be sought from the IRS with respect to any of the tax consequences discussed below. As a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

This discussion does not address the U.S. federal income tax consequences to Participating Members that are not U.S. holders. Non-U.S. holders should consult their tax advisors with respect to the U.S. federal income tax consequences of the Cibus Merger and the ownership and disposition of any Class A Common Stock received pursuant to the Cibus Merger.

This discussion does not address the U.S. federal income tax consequences to Cibus equityholders other than to Participating Members in respect of their Cibus units. Additionally, this discussion does not address the U.S. federal income tax consequences to Electing Members, the Blockers, or Blocker Owners. Such equityholders should consult their tax advisors with respect to the U.S. federal income tax consequences of the Transactions and the ownership and disposition of any Class A Common Stock received pursuant to the Transactions.

This discussion is based on the provisions of the Code, applicable U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and conclusions set forth herein. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular facts and circumstances. In addition, this discussion does not address any tax consequences under any U.S. federal laws other than those pertaining to income taxes, nor does it address any tax consequences arising under the Medicare tax on certain investment income or arising under the laws of any state, local, or foreign jurisdiction. Furthermore, this discussion does not apply to U.S. holders that may be subject to special treatment under U.S. federal income tax laws, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	qualified foreign pension funds (or entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers or brokers in stocks, securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	“controlled foreign corporations,” “passive foreign investment companies,” or corporations that accumulate earnings to avoid U.S. federal income tax;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	persons subject to the alternative minimum tax;

•	partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	regulated investment companies or mutual funds;

•	holders of Cibus Units or Cibus Warrants that acquired those interests as compensation or through a tax-qualified retirement plan;

•	holders of restricted units or bonus units granted under any benefit plan of the Cibus;

•	holders subject to Section 1061 of the Code;

•	certain former citizens or long-term residents of the U.S.; and

•

holders of Cibus Units or Cibus Warrants or, if applicable, Class A Common Stock that hold such interests or Class A Common Stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Cibus Units or Cibus Warrants or Class A Common Stock, as applicable, that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons (as defined in the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Cibus Units, Cibus Warrants or Class A Common Stock, the tax treatment of a partner in such partnership generally will depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding Cibus Units or Cibus Warrants should consult their tax advisors regarding the U.S. federal income tax consequences of the Cibus Merger to them.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE CIBUS MERGER AND THE OWNERSHIP AND DISPOSITION OF CLASS A COMMON STOCK RECEIVED IN CONNECTION WITH THE CIBUS MERGER. EACH UNITHOLDER IS STRONGLY URGED TO CONSULT WITH ITS OWN TAX ADVISOR AS TO THE SPECIFIC U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER AND THE OWNERSHIP AND DISPOSITION OF CLASS A COMMON STOCK RECEIVED IN CONNECTION WITH THE CIBUS MERGER, TAKING INTO ACCOUNT ITS OWN PARTICULAR CIRCUMSTANCES.

Tax Consequences of the Cibus Merger to Cibus Participants

In General

The Cibus Merger is intended to constitute an “interests-over” transaction in which the Cibus Participants are deemed to contribute their Cibus Units or Cibus Warrants to Cibus, Inc. in exchange for Class A Common Stock in a transaction described under Section 351 of the Code (“Section 351 Treatment”). Accordingly, a Cibus Participant is expected to not recognize gain from the Cibus Merger, except to the extent that the Cibus Participant’s allocable share of Cibus’ liabilities exceeds the Cibus Participant’s tax basis in its Cibus Units or Cibus Warrants exchanged for Class A Common Stock. As a consequence, in order to determine the U.S. federal income tax consequences of the Cibus Merger, each Cibus Participant should consult its own tax advisor regarding its tax basis in its interests and its allocable share of Cibus’ liabilities. It is anticipated that most Cibus Participants will not recognize a material amount of gain as a consequence of the Cibus Merger. The IRS could disagree with the intended Section 351 Treatment and assert an alternative characterization, which, if upheld, could result in Cibus Participants recognizing additional gain. We urge each Cibus Participant to consult its own tax advisor regarding the risk of an alternative treatment.

The foregoing description of the tax characterization of the Cibus Merger is based on the assumption that the Participating Members and Blocker Owners will own, in the aggregate, at least 80% of Class A Common

Stock and Class B Common Stock outstanding immediately after the Cibus Merger, excluding from the numerator any stock received in connection with the Cibus Merger that is sold after the Cibus Merger pursuant to a plan or arrangement established before the Cibus Merger (the “Control Assumption”). The Control Assumption should be correct unless, contrary to the knowledge of Cibus, a group of Participating Members and Blocker Owners that will receive more than a significant amount of Class A Common Stock and Class B Common Stock agree prior to the Cibus Merger to sell the stock they receive in connection with the Cibus Merger. If the Control Assumption were not correct, a Cibus Participant would recognize gain or loss in connection with the Cibus Merger equal to the difference between:

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the sum of (i) the respective fair market values of the Class A Common Stock received in exchange for the Cibus Participant’s Cibus Units or Cibus Warrants and (ii) for Cibus Units, the Cibus Participant’s share of Cibus’ liabilities immediately prior to the Cibus Merger; and

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the Cibus Participant’s respective adjusted tax basis in its Cibus Units or Cibus Warrants (which, for Cibus Units, includes the Cibus Participant’s share of Cibus’ liabilities immediately prior to the Cibus Merger). Gain or loss recognized by a Cibus Participant generally would be taxable as capital gain or loss. However, a portion of this gain or loss would be separately computed and taxed as ordinary income or loss to the extent attributable to Section 751 property. Passive losses that were not deductible by a Cibus Participant in prior taxable periods, because they exceed a Cibus Participant’s share of Cibus’ income, may become available to offset a portion of the gain recognized by the Cibus Participant.

The remainder of this discussion assumes that the Section 351 Treatment will apply to the Cibus Merger.

Tax Basis and Holding Period in the Class A Common Stock Received in Connection with the Cibus Merger

A Cibus Participant’s aggregate basis in its Class A Common Stock received in exchange for Cibus Units or Cibus Warrants in connection with the Cibus Merger should equal the Cibus Participant’s aggregate basis in its exchanged Cibus Units or Cibus Warrants immediately before the Cibus Merger, reduced by the Cibus Participant’s share of Cibus’ liabilities deemed assumed by Cibus, Inc., and increased by the gain, if any, recognized by the Cibus Participant in connection with the Cibus Merger.

In general, a Cibus Participant’s holding period for Class A Common Stock received in exchange for Cibus Units or Cibus Warrants should include the Cibus Participant’s holding period for those Cibus Units or Cibus Warrants. If a Cibus Participant acquired Cibus Units or Cibus Warrants at different times, such Cibus Participant would generally have a split holding period in its Class A Common Stock received for purposes of determining long-term or short-term capital gain or loss. Additionally, to the extent that the value of Class A Common Stock received by a Cibus Participant is attributable to a Cibus Participant’s share of Cibus’ Section 751 property, a Cibus Participant’s holding period for Class A Common Stock received in the Cibus Merger should begin on the day following the Cibus Merger.

Information Reporting

Information returns may be required to be filed with the IRS in connection with the Cibus Merger. U.S. holders that receive Class A Common Stock or Class B Common Stock and, upon consummation of the Cibus Merger, own Class A Common Stock or Class B Common Stock representing at least 5% of the total combined voting power or value of the total outstanding Cibus, Inc. shares, are required to attach to their tax returns for the year in which the Mergers are consummated, and maintain a permanent record of, a statement containing the information listed in Treasury Regulations section 1.351-3. The facts to be disclosed by a U.S. holder include the aggregate fair market value of, and the U.S. holder’s basis in, the Cibus Units or Cibus Warrants exchanged pursuant to the Transactions.

The foregoing summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular Cibus stakeholder. This summary does not take into account your particular circumstances and does not address consequences that may be particular to you. Therefore, you should consult your tax advisor regarding the particular consequences of the Transactions to you.

Nasdaq Listing

Calyxt Common Stock currently is listed on the Nasdaq Capital Market under the symbol “CLXT.” Calyxt, Inc. has agreed to use reasonable best efforts (i) to maintain its existing listing on the Nasdaq Capital Market and to obtain approval of the listing of the Class A Common Stock on the Nasdaq; Capital Market (ii) to prepare and submit to Nasdaq a notification form for the listing of the shares of Class A Common Stock to be issued in connection with the Mergers; (iii) if not previously implemented, to prepare and timely submit to Nasdaq a notification form of any reverse stock split effected with Cibus Global’s consent and, to the extent required to effect the foregoing, to submit a copy of the amendment to Calyxt, Inc.’s certificate of incorporation to effect such reverse stock split certified by the Secretary of State of the State of Delaware to Nasdaq; (iv) to file an initial listing application for the Class A Common Stock on Nasdaq and to cause such Nasdaq initial listing application to be approved; and (v) in the event of receipt of a Nasdaq delisting determination, Calyxt, Inc. shall request a hearing to appeal the delisting determination and shall pay the appropriate fee to Nasdaq to appeal the delisting determination. In addition, under the Merger Agreement, the obligations of Cibus Global and the Blockers to consummate the Mergers are subject to the satisfaction (subject to waiver by Cibus Global) of various conditions, including that (i) the existing shares of Calyxt Common Stock must be listed on the Nasdaq Capital Market and not subject to any pending de-listing notice or de-listing appeal process that would not be remedied by the consummation of the Transactions; (ii) the Nasdaq listing application shall have been approved; and (iii) the shares of the Class A Common Stock to be issued as Merger Consideration shall have been approved for listing on Nasdaq.

Calyxt, Inc. has filed an initial listing application for Cibus, Inc. and the Class A Common Stock with the Nasdaq Capital Market. If such application is accepted, Calyxt, Inc. anticipates that the shares of Class A Common Stock will be listed on the Nasdaq Capital Market following the Closing under the trading symbol “CBUS.” In order to meet the requirements for listing on Nasdaq, the Combined Company will be required to satisfy Nasdaq’s initial listing requirements, including the financial and liquidity requirements for the applicable Nasdaq market tier upon which the Combined Company’s shares will trade following the Transactions.

Accounting Treatment of the Business Combination

The Business Combination is expected to be accounted for in accordance with ASC 805, Business Combinations, using the acquisition method of accounting, with Calyxt, Inc. as the acquirer and Cibus Global as the acquiree. Under the acquisition method of accounting, Calyxt Inc.’s assets and liabilities will be recorded at carrying value and the assets and liabilities associated with Cibus Global will be recorded at estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable, will be recognized as goodwill. For purposes of the unaudited pro forma combined balance sheet, the purchase consideration has been allocated to the assets acquired and liabilities assumed of Cibus Global based upon management’s preliminary estimate of their fair values. Calyxt, Inc. has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the Cibus Global assets acquired or liabilities assumed, including the preliminary estimate for intangible assets. Accordingly, the assets and liabilities should be treated as preliminary values.

For accounting purposes, the acquirer is the entity that has obtained control of another entity and, thus, consummated a business combination. The determination of whether control has been obtained begins with the evaluation of whether control should be evaluated based on the variable interest or voting interest model pursuant to ASC Topic 810, Consolidation (“ASC 810”). If the acquiree is a variable interest entity, the primary beneficiary would be the accounting acquirer. Cibus Global meets the definition of a variable interest entity and Calyxt, Inc., which will be the managing member, has been determined to be the primary beneficiary.

Appraisal Rights and Dissenters’ Rights

Calyxt Stockholders are not entitled to dissenters’ or appraisal rights under the DGCL in connection with the Mergers.

THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. Copies of the Merger Agreement and the First Amendment are attached as Annex A-1 and Annex A-2, respectively, to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Calyxt, Cibus, Merger Subsidiary or the Blockers. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.

The Merger Agreement contains representations and warranties that Calyxt, Inc. and Merger Subsidiary, on the one hand, and Cibus Global and the Blockers, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties to the Merger Agreement if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Calyxt, Inc. and Cibus Global do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Calyxt, Inc. and Cibus Global because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Calyxt, Inc., Merger Subsidiary, Cibus Global and the Blockers, and are modified by the disclosure schedules.

Structure

Merger Subsidiary was formed as a wholly-owned subsidiary of Calyxt, Inc. for the sole purpose of completing the Cibus Merger. Under the Merger Agreement: (a) each of the Blockers will merge with and into Calyxt, Inc., in each case with the Blockers ceasing to exist and Calyxt, Inc. surviving each such Blocker Merger, (b) at the First Blocker Merger Effective Time, Calyxt, Inc.’s bylaws will be amended and restated in the form of the Amended Bylaws and Calyxt, Inc.’s certificate of incorporation will be amended and restated in the form of the Amended Certificate of Incorporation, and (c) immediately following consummation of the Blocker Mergers, Merger Subsidiary will merge with and into Cibus Global, with Cibus Global as the surviving company and Merger Subsidiary ceasing to exist. In connection with adoption of the Amended Certificate of Incorporation, Calyxt, Inc.’s name will be changed to “Cibus, Inc.”

Following the Closing and the issuance of the Merger Consideration and the issuance of Cibus Common Units, the Combined Company will be organized in an “Up-C” structure, and Cibus, Inc.’s only material asset will consist of Cibus Common Units. Based on the capitalization of Calyxt, Inc. and Cibus Global, the Calyxt Stockholders would be expected to own approximately 5.0% of issued and outstanding common stock at the time of signing the Merger Agreement of Cibus, Inc. immediately post-Closing, on a Fully-Exchanged Basis, and Cibus Unitholders would be expected to own approximately 95.0% of the issued and outstanding Shares of Cibus, Inc. immediately post-Closing, on a Fully-Exchanged Basis, in each case, subject to dilution in connection with any Dilutive Issuances.

Immediately following the Closing, all of the issued and outstanding Cibus Common Units will be held by Cibus, Inc. and the Electing Members (through their ownership of Up-C Units), with the exact ownership interest held by Cibus, Inc. and the Electing Members being subject to the elections to be submitted by Top 99 Holders prior to the Closing. In connection with the Up-C structure, at Closing, (i) Cibus, Inc. and the Electing Members will become party to the Cibus Amended Operating Agreement, (ii) Cibus, Inc., Cibus Global and the Electing Members will enter into an Exchange Agreement, and (iii) Cibus, Inc. and the Electing Members will enter into a Registration Rights Agreement and a Tax Receivable Agreement. The Up-C Units will generally be exchangeable for shares of Class A Common Stock on a one-for-one basis, or, subject to certain restrictions, the cash equivalent with respect to all or a portion thereof, based on a volume-weighted average price of a share of Class A Common Stock pursuant to the terms of the Exchange Agreement.

Merger Consideration

The Amended Certificate of Incorporation, once adopted at the First Blocker Merger Effective Time, will designate two classes of Cibus, Inc. common stock: (i) Class A Common Stock, which shares will have full voting and economic rights and (ii) Class B Common Stock, which shares will have full voting, but no economic rights. Upon adoption of the Amended Certificate of Incorporation, each share of Calyxt Common Stock existing and outstanding immediately prior to the First Blocker Merger Effective Time shall remain outstanding as Class A Common Stock at the First Blocker Merger Effective Time without any conversion or exchange thereof.

At each applicable Blocker Merger Effective Time, the limited liability company interests of the applicable Blocker will be cancelled and converted into the right of the equityholders of the applicable Blocker to receive shares of Class A Common Stock corresponding to that Blocker Merger, in each case, as set forth in the Allocation Schedule. The initial version of the Allocation Schedule was attached as an exhibit to the Merger Agreement and calculated based on the fully-diluted capitalization of Calyxt, Inc. and Cibus Global, in each case, as of the date of the Merger Agreement. Pursuant to the Merger Agreement, the Allocation Schedule will be updated by Cibus Global no later than three business days to Closing to reflect (a) transfers of equity interests in Cibus Global or the Blockers, (b) the results of the elections by Top 99 Holders and (c) the sale of additional Cibus Series F Preferred Units after the date of the Merger Agreement (at a cash price of $2.00 per Cibus Series F Preferred Unit and other terms substantially the same as issuances of Cibus Series F Preferred Units prior to the date of the Merger Agreement). For a summary of the calculations and allocations set forth in the Allocation Schedule, see “The Mergers—Merger Consideration—Allocation Schedule” beginning on page 164 of this proxy statement/prospectus.

At the effective time of the Cibus Merger, all of the issued and outstanding Cibus Units (including Cibus PIUs), and all outstanding Cibus Warrants or options to purchase Cibus Units, will be cancelled (or, in the case of Cibus Warrants, surrendered to Cibus, Inc. for exchange) and converted into the right to receive the following, as described in further detail in the Merger Agreement (the “Cibus Merger Consideration”):

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the Top 99 Holders shall have the option to elect, on a per unit basis, to receive Merger Consideration in the form of either (a) the number of shares of Class A Common Stock set forth on the Allocation Schedule in exchange for all such holder’s Cibus Units (other than Cibus PIUs) covered by such election or (b) a number of Up-C Units, as set forth on the Allocation Schedule in exchange for such holder’s Cibus Units (other than Cibus PIUs) elected for exchange into Up-C Units, provided, that such holder will not be entitled to exchange more than 95% of such holder’s existing Cibus Units for Up-C Units and the remainder of such holder’s Cibus Units will be exchanged for shares of Class A Common Stock;

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all pre-Closing Cibus Unitholders, other than Top 99 Holders or Blockers, shall receive the number of shares of Class A Common Stock set forth on the Allocation Schedule in exchange for their Cibus Units (other than Cibus PIUs);

•	all pre-Closing Cibus Warrants shall automatically be exchanged for the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule; and

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all pre-Closing Cibus PIUs will, (a) to the extent not a “restricted unit” (under the award agreements and governing documents applicable to such Cibus PIUs), be automatically cancelled and converted into the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule and (b) to the extent a “restricted unit” (i.e., an unvested unit), be automatically cancelled and converted into the right to receive the number of restricted shares of Class A Common Stock pursuant to a Cibus, Inc. stock plan, as set forth on the Allocation Schedule and subject to the same vesting schedule as was applicable to such Cibus PIUs prior to Closing.

Immediately following the Cibus Merger, (i) each pre-Closing Cibus Unit and pre-Closing Cibus Warrant, in each case, held by Cibus, Inc. as a result of the Blocker Mergers will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, (ii) each pre-Closing Cibus Warrant held by Cibus, Inc. as a result of the warrant exchanges described above will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, and (iii) Cibus Global will issue a number of Cibus Common Units to Cibus, Inc. in an amount equal to the sum of (A) the number of shares of Class A Common Stock issued to former Cibus Global equity holders as Cibus Merger Consideration and (B) the number of shares of Calyxt Common Stock outstanding immediately prior to the First Blocker Merger.

Promptly after the date this proxy statement/prospectus is declared effective by the SEC, Cibus Global will mail to each holder (other than Blockers) of Cibus Units that is a Top 99 Holder an Election Form. The Election Form will accompany the disclosure statement and copies of the form of Tax Receivable Agreement, Cibus Amended Operating Agreement, Exchange Agreement and Registration Rights Agreement and the Election Form will include counterpart signatures to each of the foregoing agreements.

Each Election Form will permit each holder of Cibus Units that is a Top 99 Holder to elect on a per-Cibus Unit basis (other than in respect of Cibus PIUs), to receive as Merger Consideration in the Cibus Merger in the form of either (A) shares of Class A Common Stock or (B) Up-C Units (subject to the limitations in the Merger Agreement, any such holder validly electing to receive Up-C Units in exchange for any one or more of its Cibus Units, an “Electing Member”, and the Cibus Units that such Electing Member will exchange for Up-C Units, the “Excluded Units”); provided, however, that no Electing Member will be entitled to receive Up-C Units to the extent such holder’s Excluded Units exchanged therefor would represent more than 95%, or such lower percentage as may be determined by Cibus Global and set forth on the Election Form, of the total number of Cibus Units held by such person as of immediately prior to the Cibus Merger Effective Time (for the avoidance of doubt, any Cibus Units held by such person in excess of such amount will not constitute Excluded Units and will instead receive shares of Class A Common Stock in exchange for the Cibus Units representing such excess, notwithstanding such person’s election).

Treatment of Cibus PIUs

Under the terms of the Merger Agreement, each Cibus PIU issued and outstanding immediately prior to the Cibus Merger Effective Time shall, (i) to the extent not a “restricted unit” under the award agreements and governing documents applicable to such Cibus PIU as of such time, be automatically cancelled and converted into the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule and (ii) to the extent a “restricted unit” (i.e., an unvested unit) under the award agreements and other governing documents applicable to such Cibus PIU as of such time, be automatically cancelled and converted into the right to receive the number of restricted shares of Class A Common Stock pursuant to a Cibus, Inc. stock plan, as set forth on the Allocation Schedule and subject to the same vesting schedule as was applicable to such Cibus PIU prior to the Closing.

Procedures for Exchange

Following the date this proxy statement/prospectus is declared effective by the SEC, Calyxt, Inc. shall cause the Exchange and Paying Agent to mail to each person who was a member of Cibus Global or any Blocker as of immediately prior to the effective time of each respective Mergers, (i) a letter of transmittal and (ii) instructions for effecting the issuance of the portion of the Merger Consideration, as applicable, payable with respect thereto pursuant to the terms of the Merger Agreement and the Allocation Schedule. Upon proper delivery of a duly completed and executed letter of transmittal, each such person shall be entitled to receive the number of shares of Class A Common Stock or Up-C Unit (shares of Class B Common Stock and/or Cibus Common Units) as determined in accordance with the Merger Agreement and reflected on the Allocation Schedule.

Directors and Officers of Calyxt, Inc. Following the Merger

At and after the First Blocker Merger Effective Time, the size of the Calyxt Board will be set at six and will consist of Rory Riggs, Peter Beetham, Mark Finn, Jean-Pierre Lehmann, Gerhard Prante, and Keith Walker. All

other Calyxt, Inc. directors prior to the First Blocker Merger Effective Time will resign effective as of the First Blocker Merger Effective Time. Calyxt, Inc.’s officers at such time will be Rory Riggs, Peter Beetham, Greg Gocal, and Wade King, and all other current Calyxt, Inc. officers will resign at such time, subject to ongoing discussions with certain officers at Calyxt, Inc. For more information, see the section entitled “The Mergers—Interests of Calyxt, Inc. Directors and Executive Officers in the Mergers—Potential Going-Forward Roles with Cibus, Inc.”

Amendments to the Calyxt Certificate of Incorporation

Calyxt Stockholders as of the record date will be asked to approve the Calyxt Stockholder Matters, which include the amendment of Calyxt, Inc.’s organizational documents, to, among other things, authorize the shares of Class A Common Stock and Class B Common Stock to be issued pursuant to the Merger Agreement in connection with the Mergers. For more information, see section entitled “Description of Capital Stock of Cibus, Inc.” beginning on page 333 of this proxy statement/prospectus.

Conditions to the Completion of the Mergers

The following contains a description of material conditions to the completion of the Mergers. The obligation of each of Calyxt, Inc. and Merger Subsidiary to consummate the Mergers is subject to the satisfaction of the following conditions precedent, each of which may be waived in writing in the sole discretion of Calyxt, Inc.:

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the fundamental representations of Cibus Global and the Blockers contained in the Merger Agreement must be true and correct in all material respects as of the Closing Date with the same force and effect as if made on and as of such date. The representations and warranties contained in the Merger Agreement (other than the fundamental representation of Cibus Global and the Blockers contained in the Merger Agreement) must be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date, except (i) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to result in a material adverse effect (without giving effect to any references therein to any material adverse effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date);

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Cibus Global and the Blockers shall each have performed or complied with, in all material respects, the agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Closing;

•	Calyxt, Inc. shall have received a certificate of an officer of Cibus Global certifying that certain closing conditions have been duly satisfied;

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no judgment, order, decree, stipulation or injunction shall be in effect that would reasonably be expected to (i) temporarily or permanently prevent or enjoin consummation of the transactions, or (ii) cause the transactions to be rescinded following consummation of such transaction;

•	no effect that, individually or taken together with all other effects, has had, or would reasonably be expected to result in, a material adverse effect on Cibus Global and its subsidiaries;

•	Calyxt, Inc. shall have received copies of the written consents evidencing the Cibus Member Approval and the Blocker Approvals;

•	Calyxt, Inc. shall have obtained the Calyxt, Inc. Stockholder Approval;

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this proxy statement/prospectus shall have become effective under the Securities Act and no stop order suspending the effectiveness of this proxy statement/prospectus shall have been issued and no legal proceeding for that purpose, and no similar legal proceeding with respect to this proxy statement/prospectus, shall have been initiated or threatened in writing by the SEC or its staff that has not been withdrawn;

•	if filings under the HSR Act are required, any applicable waiting period shall have expired or been terminated;

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the approval of the listing of the Class A Common Stock on Nasdaq must have been obtained, and the shares of the Calyxt, Inc. Class A Common Stock to be issued as Merger Consideration shall have been approved for listing on Nasdaq; and

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Cibus Global shall have delivered to Calyxt, Inc. a copy of (i) the Tax Receivable Agreement, the Exchange Agreement and the Cibus Amended Operating Agreement, each duly executed by Cibus Global and each Electing Member and (ii) the Registration Rights Agreement, duly executed by each Electing Member.

The obligations of Cibus Global and the Blockers to consummate the Mergers is subject to the satisfaction of the following conditions precedent, each of which may be waived in writing in the sole discretion of Cibus Global:

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the fundamental representations of Calyxt, Inc. and Merger Subsidiary contained in the Merger Agreement must be true and correct in all material respects as of the Closing Date with the same force and effect as if made on and as of such date. The representations and warranties contained in the Merger Agreement (other than the fundamental representation of Calyxt, Inc. and Merger Subsidiary contained in the Merger Agreement) must be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date, except (i) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to result in a material adverse effect (without giving effect to any references therein to any material adverse effect or other materiality qualifications) or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date);

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Calyxt, Inc. and Merger Subsidiary shall each have performed or complied with, in all material respects, the agreements and covenants required to be performed or complied with by it under the Merger Agreement at or prior to the Closing;

•	Calyxt, Inc. shall have received a certificate of an officer of Cibus Global certifying that certain closing conditions have been duly satisfied;

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no judgment, order, decree, stipulation or injunction shall be in effect that would reasonably be expected to (i) temporarily or permanently prevent or enjoin consummation of the transactions, or (ii) cause the transactions to be rescinded following consummation of such transaction;

•	no effect that, individually or taken together with all other effects, has had, or would reasonably be expected to result in, a material adverse effect on Calyxt, Inc. and its subsidiaries;

•	Calyxt, Inc. shall have obtained the Calyxt Stockholder Approval;

•	Cibus Global shall have obtained the written consents evidencing the Cibus Member Approval and the Blocker Approvals;

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Calyxt, Inc. shall have delivered to Cibus Global an amendment to the license agreement between Calyxt, Inc. and Cellectis S.A. in substantially the form agreed upon and attached as an exhibit to the Merger Agreement;

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this proxy statement/prospectus shall have become effective under the Securities Act and no stop order suspending the effectiveness of this proxy statement/prospectus shall have been issued and no legal proceeding for that purpose, and no similar legal proceeding with respect to this proxy statement/prospectus, shall have been initiated or threatened in writing by the SEC or its staff that has not been withdrawn;

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(i) the existing shares of Calyxt Common Stock shall be listed on Nasdaq and not subject to any pending de-listing notice (except as set forth in the Calyxt, Inc. disclosure schedule) or de-listing appeal process that would not be remedied by the consummation of the transactions, (ii) the approval of the listing of the Class A Common Stock on Nasdaq must have been obtained and (iii) the shares of the Calyxt Class A Common Stock to be issued as Merger Consideration shall have been approved for listing on Nasdaq;

•	the Calyxt Support Agreements will continue to be in full force and effect as of immediately following the Cibus Merger Effective Time;

•	if filings under the HSR Act are required, any applicable waiting period shall have expired or been terminated;

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Cibus Global shall have received a written resignation, in a form reasonably satisfactory to Cibus Global, dated as of the Closing Date and effective as of the Cibus Merger Effective Time, executed by each of the officers and directors of Calyxt, Inc. not listed under the Merger Agreement, from their positions as such, of Calyxt, Inc., including any characterization of the resigning officers cessation from employment;

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Calyxt, Inc. shall have delivered to Cibus Global a copy of (i) the Tax Receivable Agreement, the Exchange Agreement, and the Cibus Amended Operating Agreement, each duly executed by Cibus Global and each Electing Member and (ii) the Registration Rights Agreement, duly executed by each Electing Member;

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Calyxt, Inc. shall have delivered to Cibus Global an agreement evidencing termination of Calyxt, Inc. as a party to that certain Management Services Agreement by and among Cellectis S.A., Cellectis, Inc. and Calyxt, Inc., in form and substance reasonably acceptable to Cibus Global, effective as of or prior to the Closing; and

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Calyxt, Inc. shall have taken all steps necessary to effectuate certain conversions under the Merger Agreement, including amending the Calyxt Stock Plans as needed to issue the awards contemplated by the Merger Agreement and filing applicable registration statements with respect thereto.

As noted above, portions of the representations and warranties are qualified as to “material adverse effect.” Under the Merger Agreement, a material adverse effect means any change, event, effect, circumstance or development (collectively, “Effects”) that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Cibus Global or its subsidiaries or Calyxt, Inc. or its subsidiaries, as applicable, taken as a whole; provided, however, that Effects resulting from the following shall not be taken into account in determining whether there has been a material adverse effect:

•	general business or economic conditions generally affecting the industry in which Cibus Global and its subsidiaries operate;

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acts of war, the outbreak or escalation of armed hostilities, acts of terrorism (including cyberterrorism), earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19) and related or associated epidemics, disease outbreaks and any governmental or industry responses thereto (including quarantine restrictions);

•	changes in financial, banking, securities markets, or general economic, regulatory, legislative or political conditions (including changes in interest or exchange rates);

•	any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP);

•	resulting from the announcement of the Merger Agreement or the pendency of the Transactions;

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the failure of Cibus Global or Calyxt, Inc., as applicable, to meet internal expectations or projections or the results of operations of Cibus Global or Calyxt, Inc., as applicable, in and of itself (it being understood, however, that any Effect causing or contributing to such failure may be taken into account in determining whether a material adverse effect has occurred, unless such Effects are otherwise excepted from this definition); or

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resulting from the taking of any action required to be taken by the Merger Agreement, except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting Cibus Global and its subsidiaries or Calyxt, Inc. and its subsidiaries, as applicable, taken as a whole, relative to other similarly situated companies in the industries in which Cibus Global and its subsidiaries or Calyxt, Inc. and its subsidiaries, as applicable, operate (and then only the amount of such disproportionate impact shall be taken into account).

Representations and Warranties

The Merger Agreement contains customary representations and warranties of Cibus Global for a transaction of this type relating to, among other things:

•	corporate organization, standing and power, and similar corporate matters;

•	capitalization;

•	subsidiaries;

•	authority to enter into the Merger Agreement and the related agreements;

•	financial statements and liabilities;

•	material changes or events;

•	tax matters;

•	assets;

•	ownership of real property and leasehold interests;

•	intellectual property;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such material contracts;

•	legal proceedings and orders;

•	environmental matters;

•	labor and employment;

•	employee matters and benefit plans;

•	regulatory compliance and restrictions;

•	compliance with anti-bribery laws;

•	permits;

•	insurance;

•	data security and privacy; and

•	any brokerage or finder’s fee or other fee or commission in connection with the merger.

The Merger Agreement contains customary representations and warranties of Blockers for a transaction of this type relating to, among other things:

•	corporate organization, standing and power, and similar corporate matters;

•	capitalization;

•	operations;

•	authority to enter into the Merger Agreement and the related agreements;

•	regulatory compliance and restrictions;

•	any brokerage or finder’s fee or other fee or commission in connection with the merger; and

•	tax matters.

The Merger Agreement contains customary representations and warranties of Calyxt, Inc. and the Merger Subsidiary for a transaction of this type relating to, among other things:

•	corporate organization, standing and power, and similar corporate matters;

•	capitalization;

•	subsidiaries;

•	authority to enter into the Merger Agreement and the related agreements;

•	with respect to the Merger Subsidiary, business operations;

•	financial statements, liabilities, and documents filed with the SEC and the accuracy of information contained in those documents;

•	material changes or events;

•	tax matters;

•	assets;

•	ownership of real property and leasehold interests;

•	intellectual property;

•	the validity of material contracts to which the parties or their subsidiaries are a party and any violation, default or breach to such material contracts;

•	legal proceedings and orders;

•	regulatory compliance and restrictions;

•	compliance with anti-bribery laws;

•	permits;

•	insurance;

•	data security and privacy;

•	any brokerage or finder’s fee or other fee or commission in connection with the merger;

•	certain transactions or relationships with affiliates;

•	Nasdaq market quotation;

•	shareholder rights plan and antitakeover law; and

•	valid issuance in the merger of Calyxt Common Stock.

The representations and warranties are, in many respects, qualified by materiality and knowledge and will not survive the Merger, but their accuracy forms the basis of one of the conditions to the obligations of Calyxt, Inc., Merger Subsidiary, Cibus Global and Blockers to complete the Mergers.

No Solicitation

Except as expressly permitted by the Merger Agreement, each of Calyxt, Inc. and Cibus Global agreed that during the pre-Closing period, except as described below, Calyxt, Inc. and Cibus Global will not, nor will either party authorize any of its representatives to, directly or indirectly:

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solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of, any acquisition proposal or acquisition inquiry (each as defined below) or take any action that could reasonably be expected to lead to an acquisition proposal or acquisition inquiry;

•	furnish any information regarding such party to any person for the purpose of encouraging, or in response to, an acquisition proposal or acquisition inquiry;

•	engage in discussions or negotiations with any person with respect to any acquisition proposal or acquisition inquiry;

•	approve, endorse or recommend any acquisition proposal;

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execute or enter into any letter of intent or any contract contemplating or otherwise relating to any acquisition transaction, as defined below (other than a confidentiality agreement permitted under the Merger Agreement);

•	publicly propose to do any of the above; or

•	agree, resolve or commit (or, for the avoidance of doubt, the Calyxt Board or Cibus Board, as applicable, or any committee thereof to resolve, agree or commit) to do any of the above.

An “acquisition inquiry” means, with respect to a party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Cibus Global, on the one hand, or Calyxt, Inc., on the other hand, to the other party) that could reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means, with respect to a party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Cibus Global or any of its subsidiaries, on the one hand, or by or on behalf of Calyxt, Inc. or any of its subsidiaries, on the other hand, to the other party) contemplating or otherwise relating to or that could reasonably be interpreted to lead to any acquisition transaction with such party.

An “acquisition transaction” means any transaction or series of related transactions involving:

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any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a party is a constituent entity; (ii) in which a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires beneficial or record ownership of securities representing (A) with respect to Calyxt, Inc. more than 20% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries or (B) with respect to Cibus Global more than 35% of the outstanding securities of any class of voting securities of a party or any of its subsidiaries; or (iii) in which (Y) Calyxt, Inc. or any of its subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of Calyxt, Inc. or any of its subsidiaries or (Z) Cibus Global or any of its subsidiaries issues securities representing more than 35% of the outstanding securities of any class of voting securities of Cibus Global or any of its subsidiaries; or

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any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a party and its subsidiaries, taken as a whole.

Notwithstanding the foregoing, before obtaining the applicable approvals of the Calyxt Stockholders or Cibus Unitholders required to consummate the Mergers, each party may furnish non-public information regarding such party to, and enter into discussions or negotiations with, any person in response to an unsolicited bona fide written acquisition proposal by such person, which such party’s board of directors, or board of managers, as applicable, determines in good faith, after consultation with such party’s outside financial advisors and outside legal counsel, constitutes, or would be reasonably likely to result in a “superior offer,” (as defined below) (and is not withdrawn) if:

•	neither such party nor any of its representative has materially breached the non-solicitation provisions of the Merger Agreement;

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such party’s board of directors or board of managers, as applicable, concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of such party’s board of directors under applicable law;

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at least two business days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such person, such party gives the other party written notice of the identity of such person and of that party’s intention to furnish non-public information to, or enter into discussions with, such person;

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such party receives from the person an executed confidentiality agreement containing provisions (including non-disclosure, use restrictions, non-solicitation and no hire provisions), in the aggregate, at least as favorable to such party as those contained in the confidentiality agreement; and

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at least two business days prior to furnishing any non-public information to such person, such party furnishes such non-public information to the other party (to the extent such information has not been previously furnished).

A “superior offer” means an unsolicited bona fide written acquisition proposal (with all references to 20% or 35% in the definition of “acquisition transaction” being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a result of a breach of (or in violation of) the Merger Agreement; (b) is on terms and conditions that the Calyxt Board (in the case of a superior offer, with regards to Calyxt, Inc.) or, (in the case of a superior offer with respect to Cibus Global) determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof, the financing terms thereof, any break-up fees, and conditions to consummation), as well as any written offer by Cibus Global (in the case of a superior offer with regards to Calyxt, Inc.) (or by Calyxt, Inc. in the case of a superior offer with respect to Cibus Global) to amend the terms of the Merger Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to Calyxt Stockholders (or, in the case of a superior offer with respect to Cibus Global, the members of Cibus Global and the Blockers) than the terms of the transactions; (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party); and (d) is reasonably capable of being completed on the terms proposed without unreasonable delay.

The Merger Agreement also provides that if Cibus Global or Calyxt, Inc. receives an acquisition proposal or acquisition inquiry at any time during the pre-Closing period, then such party shall promptly (and in any event within 24 hours) advise the other party orally and in writing of (i) the receipt of such acquisition proposal or acquisition inquiry, (ii) any non-public information provided to a person who has made an acquisition proposal or acquisition inquiry in response to a request from such person, (iii) the identity of the person making or submitting such acquisition proposal or acquisition inquiry, and (iv) the material terms thereof as well as complete copies of any written acquisition proposals, acquisition inquiries or any other written communications from such person, including any proposed agreements, and such party thereafter shall keep the other party reasonably informed, on a reasonably current basis, with respect to the status and material terms of any such acquisition proposal or acquisition inquiry, including informing the other party on a reasonably current basis of any material amendment or modification or proposed material amendment or modification to any such acquisition proposal or acquisition inquiry.

The Merger Agreement also provides that each of Calyxt, Inc. and Cibus Global will immediately cease and cause to be terminated any existing discussions, negotiations and communications with any person that relate to any acquisition proposal or acquisition inquiry that has not already been terminated as of the date of the Merger

Agreement and request the destruction or return of any non-public information of Calyxt, Inc. and Cibus Global, as applicable, provided to such person as soon as practicable after the date of the Merger Agreement.

Changes in Board Recommendation

As described above, and subject to the provisions described below, (i) the Calyxt Board recommends that Calyxt Stockholders vote “FOR” all of the proposals described in this proxy statement/prospectus and (ii) the Cibus Board recommends that Cibus Global equityholders execute the written consent to approve the Cibus Merger, the Merger Agreement, and the Transactions, substantially in accordance with the terms of the Merger Agreement and the other agreements contemplated by the Merger Agreement.

Under the Merger Agreement, subject to certain exceptions described below, Calyxt, Inc. agreed that neither the Calyxt Board nor any of its committees may take any of the following actions, each of which are referred to in this proxy statement/prospectus as a “Calyxt Board Adverse Recommendation Change”:

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withhold, amend, qualify, withdraw or modify (and the Calyxt Board or any its committees shall not resolve to or publicly propose to withhold, amend, qualify, withdraw or modify) the Calyxt Board’s recommendation in favor of the proposals described in this proxy statement/prospectus in a manner adverse to Cibus Global; or

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within ten business days of Cibus Global’ written request to do so, fail to recommend after the commencement of an acquisition proposal through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Calyxt Common Stock, against acceptance of such tender offer or exchange offer by its stockholders (which request may only be made once with respect to any such acquisition proposal and each material modification thereto).

However, if at any time prior to the approval of Calyxt Stockholder Matters at the Calyxt Special Meeting by the required Calyxt Stockholder votes:

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if Calyxt, Inc. has received a bona fide written acquisition proposal, from any person that has not been withdrawn and after consultation with outside legal counsel, the Calyxt Board shall have determined, in good faith, that such acquisition proposal is a superior offer, the Calyxt Board may make a Calyxt Board Adverse Recommendation Change if and only if all of the following apply:

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the Calyxt Board determines in good faith, after consultation with Calyxt, Inc.’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Calyxt Board to Calyxt Stockholders under applicable law;

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Calyxt, Inc. shall have given Cibus Global prior written notice of its intention to consider making a Calyxt Board Adverse Recommendation Change at least three business days prior to making any such Calyxt Board Adverse Recommendation Change (a “Determination Notice”) (which notice shall not constitute a Calyxt Board adverse recommendation change); and

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(1) Calyxt, Inc. provided Cibus Global a copy of such acquisition proposal, (2) Calyxt, Inc. gives Cibus Global the three business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal and shall have made its representatives reasonably available to negotiate in good faith with Cibus Global with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Cibus Global, if any, after consultation with outside legal counsel, the Calyxt Board still determines, in good faith, that such acquisition proposal is a superior offer and that the failure to make the Calyxt Board Adverse Recommendation Change would be reasonably likely to be inconsistent with the fiduciary duties of the Calyxt Board to Calyxt Stockholders under applicable law.

•	Other than in connection with an acquisition proposal, the Calyxt Board may make a Calyxt Board Adverse Recommendation Change in response to a Calyxt, Inc. change in circumstance, if and only if:

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the Calyxt Board determines in good faith, after consultation with Calyxt, Inc.’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the Calyxt Board to Calyxt Stockholders under applicable law;

•	Calyxt, Inc. shall have given Cibus Global a Determination Notice at least three business days prior to making any such Calyxt Board Adverse Recommendation Change; and

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(1) Calyxt, Inc. specified the applicable change in circumstance in reasonable detail, (2) Calyxt, Inc. gives Cibus Global the three business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal, and shall have made its representatives reasonably available to negotiate in good faith with Cibus Global with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Cibus Global, if any, after consultation with outside legal counsel, the Calyxt Board still determines, in good faith, that the failure to make a Calyxt Board Adverse Recommendation Change in response to such Calyxt, Inc. change in circumstance would be reasonably likely to be inconsistent with the fiduciary duties of the Calyxt Board to Calyxt Stockholders under applicable law.

Under the Merger Agreement, Cibus Global shall use reasonable best efforts to secure the written consent from Cibus Unitholders necessary to secure the Cibus Member Approval as promptly as practical following the date that the SEC declares this proxy statement/prospectus effective and each Blocker shall secure the written consents necessary to secure the applicable Blocker Approvals as promptly as practical following the date that the SEC declares this proxy statement/prospectus effective.

Meetings of Calyxt Stockholders; Approval of Cibus Global Members

Calyxt, Inc. is obligated under the Merger Agreement to call, give notice of and hold a meeting of the Calyxt Stockholders for the purpose of seeking approval of the Calyxt Stockholder Matters. Cibus Global is obligated under the Merger Agreement to seek (i) approval by a majority of each of the issued and outstanding Cibus Series D Preferred Units, Cibus Series E Preferred Units and Cibus Series F Preferred Units to convert all issued and outstanding Cibus Preferred Units into Cibus Global voting common units on a one-for-one basis and (ii) approval by a majority of all issued and outstanding Cibus Preferred Units to approve the Transactions.

Covenants; Conduct of Business Pending the Merger

Operations of Cibus Global

Except as contemplated by the Merger Agreement, as set forth on the Cibus Global disclosure schedule or as required by applicable law (including any COVID-19 measures), during the pre-Closing period, or pursuant to the written consent of Calyxt, Inc. (which consent shall not be unreasonably withheld, conditioned or delayed), Cibus Global must use commercially reasonable efforts to, and must cause each of its subsidiaries to use commercially reasonable efforts to, conduct its operations only in the ordinary course of business and in compliance with all applicable laws in all material respects.

Without limiting the generality of the foregoing, during the pre-Closing period and except as contemplated by the Merger Agreement or as set forth on the Cibus Global disclosure schedule, Cibus Global shall not, and shall cause each of its subsidiaries not to, without the written consent of Calyxt, Inc. (such consent shall not be unreasonably withheld, conditioned or delayed):

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issue or sell any equity interests in Cibus Global or any options, warrants or rights to acquire any such equity interests, or declare, accrue, set aside or pay any dividend or make any other distribution in respect of its equity interests, or repurchase or redeem any equity interests in Cibus Global or any subsidiary; provided that Cibus Global (i) may issue additional equity interests to Cibus Global employees, to the extent contemplated in the Allocation Schedule, and (ii) may issue additional Cibus Series F Preferred Units to other persons for a per unit cash purchase price of $2.00 and otherwise on terms consistent with the terms and conditions for issuances of Cibus Series F Preferred Units prior to the date of the Merger Agreement (which threshold and minimum subscription price is subject to adjustment adjusted, as applicable and appropriate, to reflect fully the effect of any reclassification, split, reverse split, distribution (including any distribution of securities convertible into membership units of Cibus Global), reorganization, recapitalization or other like change with respect to the equity securities of Cibus Global or any securities convertible or exchangeable into or exercisable equity securities of Cibus Global);

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split, combine or reclassify any equity interests, other than the conversion of Cibus Preferred Units to voting common units of Cibus Global as contemplated by the Cibus Member Approval and in a manner consistent with the Allocation Schedule;

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create, incur or assume any indebtedness (other than (x) interest accrued with respect to indebtedness outstanding as of the date hereof in accordance with its terms, (y) new indebtedness for borrowed money not exceeding $5,000,000 in the aggregate, or (z) indebtedness payable in connection with leases for equipment); (ii) assume, guarantee, endorse or otherwise agree to be liable (whether directly, contingently or otherwise) for the obligations of any other person, other than for subsidiaries of Cibus Global; or (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than investments of cash in cash equivalents in the ordinary course of business);

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except as required to comply with applicable law or pursuant to agreements, plans or arrangements existing on the date hereof, (i) adopt, enter into, terminate or amend any employment or severance plan, agreement or arrangement, any Cibus Global employee benefit plan or any collective bargaining agreement, that in each case, would result in materially increased costs to the Combined Company after the Closing, (ii) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant, except for increases in compensation consistent with the ordinary course of business and in no event more than 20% or that would require disclosure in this proxy statement/prospectus after it is filed with the SEC, (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding equity awards, that in each case, would result in materially increased costs to the Combined Company after the Closing, (iv) except as contemplated in any other provision under the Merger Agreement, pay any material benefit not provided for as of the date of the Merger Agreement under any Cibus Global employee benefit plan, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder, or (v) take any action to fund any Cibus Global employee benefit plan other than the payment of premiums due or contributions owed in the ordinary course of business;

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acquire, sell, lease, in-license, out-license, abandon, allow to lapse, agree to coexist with respect to or otherwise dispose of any material assets or property (including any intellectual property or any shares or other equity interests in or securities of any subsidiary or any other person), in each case, other than in the ordinary course of business;

•	mortgage or pledge any of its material property or material assets or enter into an agreement that subjects any such material property or material assets to any lien other than permitted liens;

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form any subsidiary or acquire any equity interest or other interest in any other person (other than investments of cash and cash equivalents in the ordinary course of business) or enter into a joint venture with any other person;

•	forgive any loans to any person, including its employees, officers, directors or affiliates, other than the settlement of accounts receivable in the ordinary course of business;

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change the nature or scope of its business being carried on as of the date of the Merger Agreement in any material respect or commence any new business not being ancillary or incidental to such business;

•	change its accounting methods, principles or practices in any material respect, except insofar as may be required by a generally applicable change in GAAP or applicable law;

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except as required by applicable law, make or change any material tax election, amend any material tax return, change an annual accounting period, enter into any Closing agreement, waive or extend any statute of limitations with respect to taxes, settle or compromise any tax liability, claim or assessment, or surrender any right to claim a material refund of taxes;

•	settle any legal proceedings involving cash payments by Cibus Global in excess of $1,000,000 in the aggregate;

•	amend its organizational documents (other than connection with implementing the transactions in a manner consistent with the Merger Agreement);

•	make or commit to make capital expenditures in excess of $4,000,000 in the aggregate; or

•	agree in writing or otherwise to take any of the foregoing actions.

Operations of Calyxt, Inc.

Except as contemplated by the Merger Agreement, as set forth on the Calyxt, Inc. disclosure schedule or as required by applicable law (including any COVID-19 measures), during the pre-Closing period, or pursuant to the written consent of Cibus Global (which consent shall not be unreasonably withheld, conditioned or delayed), Calyxt, Inc. must use commercially reasonable efforts to, and must cause each of its subsidiaries to use commercially reasonable efforts to, conduct its operations only in the ordinary course of business and in compliance with all applicable laws in all material respects and take all necessary steps (including timely making all filings required by the SEC) to prepare for the filing of the annual meeting proxy statement (including all required Form 10-K, Item III information).

Without limiting the generality of the foregoing, during the pre-Closing period and except as contemplated by the Merger Agreement or as set forth on the Calyxt, Inc. disclosure schedule, Calyxt, Inc. shall not, and shall cause each subsidiary not to, without the written consent of Cibus Global (such consent shall not be unreasonably withheld, conditioned or delayed):

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issue, grant, pledge or sell, or authorize the issuance of, any equity interests in Calyxt, Inc. or any of its subsidiaries or any options, warrants or rights to acquire any such equity interests, or other securities or any other instrument convertible into or exchangeable for any equity interests of Calyxt, Inc. or its subsidiaries, or declare, accrue, set aside or pay any dividend or make any other distribution in respect of its equity interests, or repurchase or redeem any equity interests in Calyxt, Inc. or any of its subsidiaries;

•	split, combine or reclassify any equity interests, effect any merger, consolidation, share exchange, business combination, recapitalization or similar transaction other than the Mergers;

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(i) create, incur or assume any indebtedness (other than interest accrued with respect to indebtedness outstanding as of the date hereof in accordance with its terms); (ii) assume, guarantee, endorse or otherwise agree to be liable (whether directly, contingently or otherwise) for the obligations of any other person; or (iii) make any loans, advances or capital contributions to, or investments in, any other person (other than investments of cash in cash equivalents in the ordinary course of business);

•	hire, engage or offer to hire any new officers, directors, employees or consultants;

•

except as required to comply with applicable law or pursuant to agreements, plans or arrangements existing on the date hereof and disclosed in the Calyxt, Inc. disclosure schedule, (i) adopt, enter into, terminate or amend any employment or severance plan, agreement or arrangement, any Calyxt, Inc. employee benefit plan or any collective bargaining agreement, (ii) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant, (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding Calyxt, Inc. stock options, Calyxt RSUs, or Calyxt PSUs, (iv) except as contemplated in any other provision of the Merger Agreement, pay any material benefit not provided for as of the date of the Merger Agreement under any Calyxt, Inc. employee benefit plan, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder, or (v) take any action to fund any Calyxt, Inc. employee benefit plan other than the payment of premiums due or contributions owed in the ordinary course of business;

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acquire, sell, lease, in-license, out-license or dispose of any material assets or material property (including any intellectual property or any shares or other equity interests in or securities of any subsidiary or any other person), other than in the ordinary course of business;

•	mortgage or pledge any of its material property or material assets or enter into an agreement that subjects any such material property or material assets to any lien other than permitted liens;

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discharge or satisfy any lien other than in the ordinary course of business or as required by law or a contract existing on the date of the Merger Agreement or entered into in compliance with the Merger Agreement;

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form any subsidiary or acquire any equity interest or other interest in any other person (other than investments of cash and cash equivalents in the ordinary course of business) or enter into a joint venture with any other person;

•	other than as contemplated by the transactions set forth in the Merger Agreement, amend its organizational documents;

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(i) materially change pricing or royalties or other payments set or charged by Calyxt, Inc. or any of its subsidiaries to its customers or licensees or (ii) agree to materially change pricing or royalties or other payments set or charged by persons who have licensed rights to intellectual property to Calyxt, Inc. or any of its subsidiaries;

•	accelerate collection of accounts receivable or delay payment of accounts payable, other than in accordance with GAAP;

•	forgive any loans to any person, including its employees, officers, directors or affiliates, other than the settlement of accounts receivable in the ordinary course of business;

•

change the nature or scope of its business being carried on as of the date of the Merger Agreement in any material respect or commence any new business not being ancillary or incidental to such business;

•	change its accounting methods, principles or practices in any material respect, except insofar as may be required by a generally applicable change in GAAP or applicable law;

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except as required by applicable Law, make or change any material tax election, amend any material tax return, change an annual accounting period, enter into any Closing agreement, waive or extend any statute of limitations with respect to taxes, settle or compromise any tax liability, claim or assessment, or surrender any right to claim a material refund of taxes;

•	make or commit to make any capital expenditure in excess of $25,000 per item or $50,000 in the aggregate;

•	institute or settle any legal proceeding (other than to enforce the terms of the Merger Agreement and the other agreements relating to the transaction); or

•	agree in writing or otherwise to take any of the foregoing actions.

Notwithstanding the foregoing, at the discretion of the Calyxt Board and/or Compensation Committee, Calyxt, Inc. is permitted to issue up to an additional 3,487,503 Calyxt RSUs (of which 3,468,083 have been issued as of the date of this proxy statement/prospectus) with respect to 3,487,503 shares of Calyxt Common Stock (which amount is subject to adjustment, as applicable and appropriate, to reflect fully the effect of any reclassification, split, reverse split (including the Reverse Stock Splits), distribution, reorganization, recapitalization or other like change with respect to the equity securities of Calyxt, Inc. or any securities convertible or exchangeable into or exercisable equity securities of Calyxt, Inc. that may occur after the date hereof and prior to the grant date of such equity awards), pursuant to the Calyxt, Inc. 2017 Omnibus Incentive Plan (as amended, effective May 18, 2021), with such equity awards having accelerated vesting of 100% on a Triggering Event (as defined therein, which shall include the Transactions), and any related corporate approvals and/or registration statements that may be necessary to implement the same. These issuances are permitted only to the extent it they would not result in non-compliance with or additional taxes or other penalties under Section 409A of the Code, as determined by Calyxt, Inc. on the advice of external counsel.

Operations of Blockers

During the pre-Closing period and except (a) as set forth on the Cibus Global disclosure schedule, (b) in connection with implementing the transactions in a manner consistent with the Merger Agreement, (c) the distribution of cash or other liquid amounts held by such Blocker as of the date of the Merger Agreement or received by such Blocker in a Cibus Global distribution permitted under the Merger Agreement, (d) in the ordinary course of business, or (e) as required by the terms of the Merger Agreement, each Blocker shall not, without the written consent of Calyxt, Inc. (such consent shall not be unreasonably withheld, conditioned or delayed), conduct any business, take any action or enter into, amend or terminate any agreement or commitment. Further, during the pre-Closing period, each Blocker, to the extent it has not already done so, shall file all tax returns due on or prior to the Closing Date and pay all taxes reasonably owing in connection with such tax returns.

Other Agreements

Upon the terms and subject to the conditions of this Agreement, each of Calyxt, Inc. and Cibus Global shall each use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions to be completed at Closing as promptly as practicable, including using its reasonable best efforts to ensure that the conditions to the obligations of the other parties to consummate the Merger are satisfied.

Calyxt, Inc. and Cibus Global shall each use its respective reasonable best efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from governmental entities or from third parties pursuant to the Calyxt Contracts or Cibus Contracts (as applicable), and to effect all registrations, filings and notices with or to Governmental Entities, in each case, as may be required for such party to consummate the Transactions and to otherwise comply with all applicable Laws in connection with the consummation of the Transactions.

Notwithstanding the generality of the foregoing obligations, Calyxt, Inc. agrees to use its reasonable best efforts:

•	to maintain its existing listing on Nasdaq and to obtain approval of the listing of the combined corporation on Nasdaq;

•

to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Class A Common Stock to be issued in connection with the Mergers;

•

if not previously implemented, to prepare and timely submit to Nasdaq a notification form of any reverse stock split effected with the Cibus Global’ consent and, to the extent required to effect the foregoing, to submit a copy of the amendment to Calyxt, Inc.’s certificate of incorporation to effect such reverse stock split certified by the Secretary of State of the State of Delaware to Nasdaq;

•	to the extent required by Nasdaq Listing Rule 5110, to file an initial listing application for the Class A Common Stock on Nasdaq and to cause such Nasdaq initial listing application to be approved;

•

in the event of receipt of a Nasdaq delisting determination, Calyxt, Inc. shall request a hearing to appeal the delisting determination and shall pay the appropriate fee to Nasdaq to appeal the delisting determination; and

•

Calyxt, Inc. will promptly inform Cibus Global of all material verbal or written communications between Nasdaq and Calyxt, Inc. or its representatives. Calyxt, Inc. and Cibus Global will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Cibus Global will cooperate with Calyxt, Inc. to cause the Nasdaq initial listing application to be approved and shall promptly furnish to Calyxt, Inc. all information concerning Cibus Global, the Blockers and their respective equity holders that may be required or reasonably requested in connection with any action contemplated by the Merger Agreement.

Indemnification and Insurance for Directors and Officers

Under the Merger Agreement, from the Closing through the sixth anniversary of the of the Closing Date, Cibus, Inc. shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Closing, a director, manager or officer of Cibus Global, Calyxt, Inc. or any of their respective subsidiaries (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Person is or was an officer, director, manager, employee, trustee, fiduciary or agent of Cibus Global, Calyxt, Inc. or any of their respective subsidiaries, or, while a director, manager or officer of Cibus Global, Calyxt, Inc. or any of their respective subsidiaries, is or was serving at the request of Cibus Global, Calyxt, Inc. or any of their respective subsidiaries as a director, manager, officer, employee or agent of another person, whether asserted or claimed prior to, at or after the Closing, to the extent permitted under the applicable certificate of incorporation and bylaws or other organizational document.

Each Indemnified Person will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from Calyxt, Inc. following receipt by Calyxt, Inc. from the Indemnified Party of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

The Merger Agreement also provides that from the Closing through the sixth anniversary of the Closing Date, the certificate of incorporation and bylaws of Calyxt, Inc. will contain provisions at least as favorable as the provisions relating to the indemnification, advance of expenses and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Calyxt, Inc. immediately prior to the Closing.

Prior to the Closing, Calyxt, Inc. and Cibus Global will each purchase a six-year prepaid “tail policy” for the non-cancellable extension on each of their respective existing directors’ and officers’ insurance policies pursuant to the terms set forth under the Merger Agreement. The Merger Agreement also provides that Calyxt, Inc. shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by a person in successfully enforcing such director and officer indemnification rights.

Warrant Restructuring

From and after the date hereof until the date that is five business days prior to the Closing Date or the earlier termination of Merger Agreement pursuant to its terms, Cibus Global shall use commercially reasonable efforts to obtain any and all consents from each holder of Cibus Warrants necessary to effectuate the treatment of the Cibus Warrants set forth in the Merger Agreement.

Antitrust

If prior to the Closing Date, Cibus Global determines, in its reasonable discretion after consultation with Calyxt, Inc. and its legal advisors, that the Transactions require filings under the HSR Act to be submitted with the applicable governmental entities, then as promptly as reasonably practicable following such determination, Calyxt, Inc. and Cibus Global shall cooperate in the preparation of such filings and, upon completion thereof (in form and substance mutually agreeable to Calyxt, Inc. and Cibus Global), each of Calyxt, Inc. and Cibus Global shall make or cause to be made any such required filings under the HSR Act.

Cibus Global Interim Funding

Following Cibus Global’s receipt of a written request from Calyxt, Inc., Cibus Global shall make available to Calyxt, Inc. and its subsidiaries, funds up to a maximum aggregate amount of $3,000,000 in cash; provided, however, that in the event Cibus Global elects to extend the Outside Date to June 30, 2023, the maximum aggregate amount of the Interim Funding shall automatically increase to $4,000,000. The loan will be unsecured and interest-free. Calyxt, Inc. may first request Interim Funding upon the earlier to occur of (a) March 15, 2023 and (b) Calyxt, Inc.’s unrestricted cash balance dropping below $1,500,000. Calyxt, Inc. may draw in $500,000 increments to the extent necessary to maintain its unrestricted cash balance at $1,500,000 or above. Calyxt, Inc. may only use the funds for operating expenses incurred in the ordinary course of business consistent with past practice and consistent with the negative covenants in the Merger Agreement. For the avoidance of doubt, this will exclude capital expenditures that has not been disclosed other than equipment repairs in the ordinary course of business, bonuses to officers and employees, dividends to stockholders, and loans to Calyxt, Inc.’s affiliates.

The loan will automatically accelerate and become immediately due and payable in connection with a voluntary bankruptcy or involuntary bankruptcy of Calyxt, Inc. that is not dismissed in 180 days. No further draws may be made under the loan following the occurrence of a bankruptcy related event.

The full outstanding balance of the loan will be forgiven if the Merger Agreement is terminated other than in connection with (a) a termination by Cibus Global resulting from the fraud or willful breach of Calyxt, Inc., in which case Calyxt, Inc. will no longer be permitted to make draws under the loan and loan will become due and payable on the date that is two years from the date funds are first drawn or (b) (i) a termination of the Merger Agreement by Calyxt, Inc. pursuant to Section 8.1(g) (regarding superior offers) of the Merger Agreement or (ii) a termination of the Merger Agreement by Cibus Global pursuant to Section 8.1(f) (regarding Board Adverse Recommendation Changes) of the Merger Agreement, in which case Calyxt, Inc. will no longer be permitted to make draws under the loan and the loan will become due and payable on the date that is 30 days of termination of the Merger Agreement.

If the Transactions are closed, the loan will mature on the third business day after Closing.

Amendment to the Cellectis License Agreement

As a condition to the obligations of Cibus Global to consummate the Mergers, Calyxt, Inc. and Cellectis will enter into the First Amendment to the License Services Agreement, which amends the License Agreement dated July 25, 2017, between Calyxt, Inc. and Cellectis (as amended, the “Amended Cellectis License”). The form of the amendment was attached as an exhibit to the Merger Agreement. Under the Amended Cellectis License, Cellectis will grant to Cibus, Inc. an exclusive worldwide, perpetual license, with the right to sublicense certain intellectual property licensable by Cellectis in the field of developing and commercializing microorganism, agricultural and food products, including, but not limited to traits, seeds, proteins, oils, carbohydrates, food, and food and animal feed ingredients, excluding (i) any application in connection with animals and animal cells and (ii) therapeutic applications (the “Calyxt Field”). However, this grant is non-exclusive solely in the non-exclusive fields as described in the Amended Cellectis License. Cellectis will also grant to Cibus, Inc. a non-exclusive, worldwide, perpetual, irrevocable, royalty-free and fully paid-up license (with certain rights to sublicense) under certain licensed plant patents in the Calyxt Field.

Cibus, Inc. and Cellectis will acknowledge that certain of the intellectual property licensable by Cellectis is owned by the University of Minnesota and subject to the terms of the Exclusive Patent License Agreement between the Reagents of the University of Minnesota and Cellectis, dated as of January 10, 2011 (as amended) (the “UMinn License”). Accordingly, in exercising its rights under the Amended Cellectis License, Cibus, Inc. shall comply with any and all terms and conditions of the UMinn License as they would apply to Cibus, Inc. as a sublicensee with respect to any intellectual property owned by University of Minnesota.

Cibus, Inc. will have the sole and exclusive right to prosecute and maintain all intellectual property rights owned or otherwise controlled by Cibus, Inc. or any of its affiliates.

Termination

The Merger Agreement may be terminated at any time prior to the Closing (whether before or after receipt of the required Calyxt, Inc. stockholder vote and the required approval of the Cibus Global and/or Blockers members, unless otherwise specified below:

(a)	by mutual written consent of Calyxt, Inc. and Cibus Global;

(b)

by either Calyxt, Inc. or Cibus Global if the Mergers shall not have been consummated by the Outside Date; provided, however, that this right to terminate the Merger Agreement shall not be available to a party if the failure of the Mergers to have been consummated on or before the Outside Date was primarily due to such party’s action or failure to act, where such action or failure to act constitutes a breach of the Merger Agreement (with any action or failure to act by a Blocker being considered an action or failure to act by Calyxt, Inc.); provided, further, however, that if on the Outside Date, each of the conditions to Closing set forth in the Merger Agreement shall not have been satisfied or waived by the parties entitled to the benefit thereof (other than conditions that, by their nature, are to be satisfied or waived at the Closing), then at the written election of Cibus Global pursuant to the terms of the Merger Agreement (which written election shall include acknowledgment and agreement by Cibus Global the Interim Funding provided by Cibus Global to Calyxt, Inc. shall be increased to $4,000,000 pursuant to the Merger Agreement), the Outside Date may be extended to June 30, 2023 (and in the case of such extension, any reference to the Outside Date in any other provision of the Merger Agreement shall be a reference to the Outside Date, as extended);

(c)

by either Calyxt, Inc. or Cibus Global if a governmental entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting any of the Mergers; provided, however, that this right to terminate the Merger Agreement shall not be available to a party if the triggering event was primarily due to such party’s action or failure to act, where such action or failure to act constitutes a breach of the Merger Agreement (with any action or failure to act by a Blocker being considered an action or failure to act by Cibus Global);

(d)

by Calyxt, Inc., if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Cibus Global or a Blocker set forth in the Merger Agreement, which breach or failure to perform (i) would cause the conditions set forth in the Merger Agreement not to be satisfied and (ii) shall not have been cured, if capable of being cured, or waived within 30 days following receipt by Cibus Global of written notice of such breach or failure to perform from Calyxt, Inc.; provided, however, that the right to terminate the Merger Agreement under the Merger Agreement shall not be available to Calyxt, Inc. if Calyxt, Inc. or Merger Subsidiary then in material breach of any representation, warranty or covenant set forth in the Merger Agreement; or

(e)

by Cibus Global, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Calyxt, Inc. or Merger Subsidiary set forth in the Merger Agreement, which breach or failure to perform (i) would cause the conditions set forth in the Merger Agreement not to be satisfied and (ii) shall not have been cured, if capable of being cured, or waived within 30 days following receipt by Calyxt, Inc. of written notice of such breach or failure to perform from Cibus Global; provided, however, that the right to terminate the Merger Agreement under the Merger Agreement shall not be available to Cibus Global if Cibus Global is then in material breach of any representation, warranty or covenant set forth in the Merger Agreement (if Cibus Global terminates pursuant to this clause (e) at a time when Calyxt, Inc. had the right to terminate pursuant to clause (i) below, then Cibus Global must pay Calyxt, Inc. a termination fee of $1,000,000);

(f)	by Cibus Global, at any time prior to receipt of the Calyxt Stockholder Approval, if:

(i)	the Calyxt Board shall have effected a Calyxt Board Adverse Recommendation Change; or

(ii)	Calyxt, Inc. shall have committed a material breach of Calyxt, Inc.’s non-solicitation obligations under Section 5.4 of the Merger Agreement;

in which case, Calyxt, Inc. will be obligated to pay Cibus Global a termination fee of $1,000,000 within three business days of such termination;

(g)	by Calyxt, Inc., at any time prior to receipt of the Calyxt Stockholder Approval, if each of the following occur:

(i)	Calyxt, Inc. shall have received a superior offer;

(ii)

Calyxt, Inc. shall have complied with its obligations under the Merger Agreement with respect to such superior offer, including with respect to making a Calyxt Board recommendation change with respect to such superior offer; and

(iii)

the Calyxt Board approves such superior offer, and Calyxt, Inc. substantially concurrently with the termination of the Merger Agreement enters into, a definitive agreement with respect to such superior offer;

in which case, Calyxt, Inc. will be obligated to pay Cibus Global a termination fee of $1,000,000 within three business days of such termination;

(h)

by either Calyxt, Inc. or Cibus Global if (i) the Calyxt Special Meeting (including any adjournments and postponements thereof) shall have been held and completed and Calyxt Stockholders shall have taken a final vote on Calyxt Stockholder Matters and (ii) any of the Calyxt Stockholder Matters shall not have been approved at the Calyxt Special Meeting (or at any adjournment or postponement thereof) by the affirmative vote of the holders of a majority of the issued and outstanding shares Calyxt Common Stock (the “Calyxt Stockholder Vote”); provided, however, that the right to terminate the Merger Agreement pursuant to this clause (h) shall not be available to Calyxt, Inc. if Calyxt, Inc.’s actions or failure to act has been a principal cause of the failure of Calyxt, Inc. to obtain the required Calyxt Stockholder Vote and such action or failure to act constitutes a breach by Calyxt, Inc. of the Merger Agreement; and

(i)

by Calyxt, Inc., if (x) the Cibus Member Approval and the Blocker Approvals shall not have been obtained prior to 5:00 p.m., New York time, on the date that is ten (10) business days following the date that the SEC declares the registration statement effective or (y) Cibus Global shall have committed a material breach of Cibus Global’ non-solicitation obligations under Section 5.5 of the Merger Agreement, in which case, Cibus Global must pay Calyxt, Inc. a termination fee of $1,000,000.

If Merger Agreement (i) is terminated pursuant to section (b), (e) or (h) above, (ii) an acquisition proposal with respect to Calyxt, Inc. shall have been publicly announced or disclosed to Calyxt, Inc. or the Calyxt Board after the date of the Merger Agreement but prior to the termination of the Merger Agreement (which shall not have been withdrawn), and (iii) within 12 months after the date of such termination, Calyxt, Inc. enters into a definitive agreement with respect to or consummates an acquisition proposal, then Calyxt, Inc. must pay Cibus Global a termination fee of $1,000,000 within three business days of the date of the applicable triggering event.

In any instance where Cibus Global is obligated to pay Calyxt, Inc. a termination fee hereunder, then in addition to the termination fee, Cibus Global shall reimburse Calyxt, Inc. for Calyxt, Inc.’s reasonable and documented out-of-pocket costs and expenses incurred in connection with the Merger Agreement (such reimbursement not to exceed $500,000) within three business days of the termination.

Amendment

Prior to the Closing, the Merger Agreement may be amended by the parties at any time before or after receipt of the Calyxt Stockholder Approval or the Cibus Member Approval, but, after receipt of the Calyxt Stockholder Approval or the Cibus Member Approval, no amendment shall be made which by law requires further approval by such stockholders or members, as applicable, without such further approval. Notwithstanding the foregoing, however, any such amendment that adversely effects a Blocker also requires the approval of such Blocker. The Merger Agreement may not be amended except by an instrument in writing signed by Calyxt, Inc., Cibus Global and the applicable Blockers (if any).

Fees and Expenses

The Merger Agreement provides all fees and expenses incurred in connection with the Merger Agreement and the Transactions (including legal and accounting fees and expenses) shall be paid by the party incurring such expenses, except as described above in the section entitled “—Termination” beginning on page 189 of this proxy statement/prospectus.

AGREEMENTS RELATED TO THE MERGERS

Support Agreements

Calyxt Support Agreements

Concurrently with the execution of the Merger Agreement and as a condition to Cibus Global entering into the Merger Agreement, Cibus Global entered into the Calyxt Support Agreements, with certain of Calyxt, Inc.’s stockholders, directors and officers (the “Supporting Stockholders”) who, collectively and in the aggregate as of the date of the Merger Agreement, beneficially hold voting power of approximately 49.8% of the outstanding Calyxt Common Stock, on January 13, 2023 (the “Subject Shares”). Pursuant to the terms of the Calyxt Support Agreements, the Supporting Stockholders have agreed to take certain actions to support the Transactions, including not transferring the Subject Shares during the term of the Calyxt Support Agreement, except under specified circumstances, and voting the Subject Shares in favor of the Merger Agreement and Transactions and against any alternative acquisition proposals.

Notwithstanding the voting obligations in the Calyxt Support Agreements, if the Calyxt Board effects a Calyxt Board Adverse Recommendation Change in response to a superior offer, then the Calyxt Support Agreements will terminate and Supporting Stockholders will have no obligations in respect of how to vote their respective Subject Shares. The Calyxt Support Agreements also contain customary termination provisions, including termination with respect to a given Supporting Stockholder in the event of any modification or amendment to the Merger Agreement in a manner that reduces the amount or changes the form of Merger Consideration payable to such Supporting Stockholder or otherwise adversely affects the Supporting Stockholder in any material respect without his, her or its prior written approval.

Pursuant to the Voting Agreement between Cellectis and Cibus, at such time that the annual revenues of the Combined Company equals $25,000,000 or more for two consecutive 12-month periods after the Closing, Cibus Global shall use commercially reasonable efforts to terminate the Lease Guaranty executed by Cellectis in favor of the landlord (the “Cellectis Guaranty”) of the property leased by Calyxt pursuant to a lease agreement (the “Calyxt Lease”). Cibus Global, however, will not be required to replace Cellectis as guarantor or pay any fees in connection with termination of the Cellectis Guaranty. Until the parties are able to terminate the Cellectis Guaranty, the Combined Company may not renew or extend the Calyxt Lease or enter into any amendment that would increase the liability of Cellectis under the Cellectis Guaranty. Further, the Combined Company, from and after the Closing, agrees to indemnify Cellectis and any of its affiliates in connection with the Calyxt Lease and Cellectis Guaranty.

The foregoing summary of the Calyxt Support Agreements is not complete and is qualified in its entirety by the full text of the form of Calyxt Support Agreement, which is attached to this proxy statement/prospectus as Annex G and is incorporated by reference herein.

Cibus Support Agreements

Concurrently with the execution of the Merger Agreement and as a condition to Calyxt, Inc. entering into the Merger Agreement, Calyxt, Inc. entered into the Cibus Support Agreements, with certain of Cibus Global’s equityholders (including the Blockers), directors and officers (the “Cibus Supporting Unitholders”) who, collectively and in the aggregate as of the date of the Merger Agreement, hold voting power of approximately 54.3% of the outstanding Cibus Global membership units, on January 13, 2023 (the “Subject Units”). Pursuant to the terms of the Cibus Support Agreements, the Cibus Supporting Unitholders have agreed to take certain actions to support the Transactions, including not transferring the Subject Units during the term of the Cibus Support Agreement except under specified circumstances and voting (or acting by written consent) all of its Subject Units in favor of the Mergers and the other Transactions, against any alternative acquisition proposals and to convert all outstanding pre-Closing Cibus Preferred Units into pre-Closing Cibus Global voting common units on a one-for-one basis.

The Cibus Support Agreements also contain customary termination provisions, including termination with respect to a given Supporting Stockholder in the event of any modification or amendment to the Merger Agreement in a manner that reduces the amount or changes the form of Merger Consideration payable to such Supporting Stockholder or otherwise adversely affects the Supporting Stockholder in any material respect without his, her or its prior written approval.

The foregoing summary of the Cibus Support Agreements is not complete and is qualified in its entirety by the full text of the form of Cibus Support Agreement, which is attached to this proxy statement/prospectus as Annex H and is incorporated by reference herein.

Tax Receivable Agreement

Cibus, Inc. will acquire certain favorable tax attributes from the Blockers in the Blocker Mergers. In addition, future redemptions or exchanges of Cibus Common Units for shares of Class A Common Stock or cash, and other transactions described herein, are expected to result in favorable tax attributes for Cibus, Inc. These tax attributes would not be available to Cibus, Inc. in the absence of those transactions and are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

Upon the completion of the Mergers, Cibus, Inc. will enter into the Tax Receivable Agreement, pursuant to which Cibus, Inc. generally will be required to pay to the TRA Parties, in the aggregate, 85% of the net income tax savings that Cibus, Inc. actually realizes (or in certain circumstances, is deemed to realize) as a result of (i) certain favorable tax attributes we will acquire from the Blockers in the Blocker Mergers (including net operating losses), (ii) increases to Cibus, Inc.’s allocable share of the tax basis of Cibus Global’s assets resulting from future redemptions or exchanges of Cibus Common Units for shares of Class A Common Stock or cash, (iii) tax attributes resulting from certain payments made under the Tax Receivable Agreement and (iv) deductions in respect of interest under the Tax Receivable Agreement. The payment obligations under the Tax Receivable Agreement are Cibus, Inc.’s obligations and not obligations of Cibus Global.

We expect that the payments Cibus, Inc. may be required to make under the Tax Receivable Agreement may be substantial. The actual amounts Cibus, Inc. will be required to pay may materially differ from any projected amounts, because potential future tax savings that Cibus, Inc. will be deemed to realize, and the Tax Receivable Agreement payments made by Cibus, Inc., will be calculated based in part on the market value of the Class A Common Stock at the time of each redemption or exchange under the Exchange Agreement and the prevailing tax rates applicable to Cibus, Inc. over the life of the Tax Receivable Agreement and will depend on Cibus, Inc. generating sufficient taxable income to realize the tax benefits that are subject to the Tax Receivable Agreement. Payments under the Tax Receivable Agreement are not conditioned on the Cibus Global equity holders’ continued ownership of Cibus, Inc.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions Cibus, Inc. determines, and the IRS or another tax authority may challenge all or a part of the tax basis increases, net operating losses or other tax attributes subject to the Tax Receivable Agreement, and a court could sustain such challenge. The TRA Parties will not reimburse Cibus, Inc. for any payments previously made if such tax basis, or other tax benefits are subsequently disallowed, except that any excess payments made to a TRA Party under the Tax Receivable Agreement will be netted against future payments otherwise to be made to such TRA Party under the Tax Receivable Agreement, if any, after the determination of such excess.

In addition, the Tax Receivable Agreement provides that if (1) Cibus, Inc. breaches any of its material obligations under the Tax Receivable Agreement (including in the event that Cibus, Inc. is more than three months late making a payment that is due under the Tax Receivable Agreement, except in the case of certain liquidity exceptions), (2) Cibus, Inc. is subject to certain bankruptcy, insolvency or similar proceedings, (3) upon certain mergers, asset sales or other forms of business combination, or certain other changes of control, or (4) at any time, Cibus, Inc. elects an early termination of the Tax Receivable Agreement, Cibus, Inc.’s obligations under the Tax Receivable Agreement (with respect to all Cibus Common Units, whether or not such units have been exchanged or redeemed before or after such transaction) would accelerate and become payable in a lump sum amount equal to the present value of the anticipated future tax benefits calculated based on certain assumptions, including that Cibus, Inc. would have sufficient taxable income to fully utilize the deductions arising from the tax deductions, tax basis and other tax attributes subject to the Tax Receivable Agreement. As a result, upon any acceleration of Cibus, Inc.’s obligations under the Tax Receivable Agreement and upon a change of control, Cibus, Inc. could be required to make payments under the Tax Receivable Agreement that are greater than 85% of its actual cash tax savings, which could negatively impact its liquidity. The change of control provisions in the Tax Receivable Agreement may also result in situations where the Cibus Global equity holders and the relevant Blocker Owners have interests that differ from or are in addition to those of the other holders of Class A Common Stock.

Finally, because Cibus, Inc. is a holding company with no operations of its own, its ability to make payments under the Tax Receivable Agreement depends on the ability of Cibus Global to make distributions to it.

To the extent that Cibus, Inc. is unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid, which could negatively impact Cibus, Inc.’s results of operations and could also affect its liquidity in periods in which such payments are made.

The foregoing description of the Tax Receivable Agreement is not complete and is qualified in its entirety by reference to the Tax Receivable Agreement, which is attached as Annex D to this proxy statement/prospectus and is incorporated herein by reference.

Exchange Agreement

At the Closing, Cibus, Inc. will enter into the Exchange Agreement, substantially in the form attached as Annex E to this proxy statement, with Cibus Global and the Electing Members pursuant to which, subject to the procedures and restrictions therein, the holders of Up-C Units (or certain permitted transferees thereof) will have the right from time to time from and after the effectiveness of Cibus, Inc.’s Registration Statement on Form S-3 to be filed pursuant to the terms and conditions of the Registration Rights Agreement to exchange their Up-C Units on a one-for-one basis for shares of Class A Common Stock (the “Exchange”); provided, that, subject to certain exceptions, Cibus, Inc., at its sole election, subject to certain restrictions, may, other than in the case of certain secondary offerings, instead settle all or a portion of the Exchange in cash based on a volume weighted average price of a share of Class A Common Stock. The Exchange Agreement will provide that, as a general matter, a holder of Up-C Units will not have the right to exchange Up-C Units if Cibus, Inc. determines that such exchange would be prohibited by law or regulation or would violate other agreements with Cibus, Inc. and its subsidiaries to which the holder of Up-C Units may be subject, including the Cibus Amended Operating Agreement. Additionally, the Exchange Agreement contains restrictions on redemptions and exchanges intended to prevent Cibus Global from being treated as a “publicly traded partnership” for U.S. federal income tax purposes. These restrictions are modeled on certain safe harbors provided for under applicable U.S. federal income tax law. Cibus, Inc. may impose additional restrictions on exchanges that it determines to be necessary or advisable so that Cibus Global is not treated as a “publicly traded partnership” for U.S. federal income tax purposes.

Registration Rights Agreement

Pursuant to the terms of the Merger Agreement, Cibus, Inc. intends to enter into a Registration Rights Agreement with the Electing Members in connection with the Transactions. The Registration Rights Agreement will provide the Electing Members certain registration rights whereby, at any time following the consummation of the Transactions and the expiration of any related lock-up period, the Electing Members can require Cibus, Inc. to register under the Securities Act shares of Class A Common Stock issuable to them upon exchange of the Up-C Units that are issued to the Electing Members in connection with the Transactions.

Cibus Amended Operating Agreement

Concurrently with the Closing, Cibus Global will amend and restate the Cibus Operating Agreement to be in the form of the Cibus Amended Operating Agreement.

Rights of the Units

Pursuant to the Cibus Amended Operating Agreement, the Cibus Common Units will be entitled to share in the profits and losses of Cibus Global and to receive distributions as and if declared by the Cibus Managing Member and will generally have no voting rights.

Management

Cibus Global will be managed by the Cibus Managing Member. The Cibus Managing Member will have the sole vote on all matters that require a vote of the manager under the Cibus Amended Operating Agreement or applicable law. The business, property and affairs of Cibus Global will be managed solely by the Cibus Managing Member, and the Cibus Managing Member cannot be removed or replaced without the consent of the Cibus Managing Member. The Cibus Amended Operating Agreement cannot be amended without the consent of the Cibus Managing Member.

Pursuant to the Cibus Amended Operating Agreement, the Cibus Managing Member may designate officers of Cibus Global and may delegate to such officers or others the authority to act on behalf of Cibus Global.

Distributions

The Cibus Managing Member may, in its sole discretion, authorize distributions to the holders of Cibus Common Units to the extent of Available Cash (as defined in the Cibus Operating Agreement). Subject to provisions in the Cibus Amended Operating Agreement governing tax distributions to the members of Cibus Global, all such distributions will be made pro rata in accordance with the number of Cibus Common Units held by the members. Upon the dissolution of Cibus Global, all net proceeds in connection with the dissolution would be distributed pro rata in accordance with each member’s number of Cibus Common Units.

The holders of Cibus Common Units will generally incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Cibus Global. Net profits and net losses of Cibus Global will generally be allocated to its members pro rata in accordance with the percentages of their respective ownership of Cibus Common Units. The Cibus Amended Operating Agreement will provide for pro rata cash distributions to the holders of Cibus Common Units for purposes of funding their tax obligations in respect of the taxable income of Cibus Global that is allocated to them. Generally, these tax distributions will be computed based on Cibus Global’s estimate of net taxable income of Cibus Global allocable to each holder of Cibus Common Units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate (including the tax imposed under Section 1411 of the Code on net investment income) for a taxable year prescribed for an individual or corporate resident of New York, New York (whichever results in the application of the highest state and local tax rate for a given type of income), and taking into account (a) the limitations imposed on the deductibility of expenses and other items, (b) the character (e.g., long-term or short-term capital gain or ordinary or exempt income) of the applicable income, and (c) the deductibility of state and local income taxes, to the extent applicable (and with any dollar limitation on state and local income tax deductibility assumed to be exceeded), but not taking into account any deduction under Section 199A of the Code or any similar state or local law, as determined in good faith by the Cibus Managing Member. As a result of (i) potential differences in the amount of net taxable income allocable to Cibus, Inc. and the other holders of Cibus Common Units, (ii) the lower tax rate applicable to corporations than individuals, and (iii) the use of an assumed tax rate in calculating Cibus Global’s distribution obligations, Cibus, Inc. may receive tax distributions significantly in excess of its tax liabilities and obligations to make payments under the Tax Receivable Agreement.

Transfer Restrictions

Transfers of Cibus Common Units will require the prior consent of the Cibus Managing Member for such transfers, except in specified cases, including (i) certain transfers to permitted transferees under certain conditions and (ii) exchanges of the Up-C Units for shares of Class A Common Stock or cash pursuant to the Exchange Agreement.

The foregoing description of the Cibus Amended Operating Agreement is not complete and is qualified in its entirety by reference to the Cibus Amended Operating Agreement, attached to this proxy statement as Annex I.

MATTERS BEING SUBMITTED TO A VOTE OF CALYXT STOCKHOLDERS

Proposal No. 1: Approval of the Blocker Mergers and the issuance of Class A Common Stock and Class B Common Stock as Merger Consideration pursuant to the Merger Agreement

At the Calyxt Special Meeting, Calyxt Stockholders will be asked to approve the Blocker Mergers and the issuance of Class A Common Stock and Class B Common Stock pursuant to the Merger Agreement.

The Merger Agreement provides that, among other things and upon the terms and subject to the conditions set forth therein (including receipt of Calyxt Stockholder Approval and Cibus Member Approval), on the Closing Date: (a) each of the Blockers will merge with and into Calyxt, Inc., in each case with the Blockers ceasing to exist and Calyxt, Inc. surviving each such Blocker Merger, (b) at the First Blocker Merger Effective Time, the Calyxt Bylaws will be amended and restated in a manner to be mutually agreed by Calyxt, Inc. and Cibus Global and the Calyxt Certificate of Incorporation will be amended and restated in a manner to be mutually agreed by Calyxt, Inc. and Cibus Global, (c) following the Blocker Mergers, Merger Subsidiary will merge with and into Cibus Global, with Cibus Global as the surviving company and Merger Subsidiary ceasing to exist. As consideration for the Mergers, the equity holders of the Blockers and the equity holders of Cibus Global will receive the Merger Consideration. In connection with the Mergers, Cibus, Inc. will contribute all of its assets and liabilities to Cibus Global, as a contribution to the capital of Cibus Global, in exchange for newly issued Cibus Common Units under the Cibus Amended Operating Agreement, pursuant to a contribution agreement in a form to be agreed by Calyxt, Inc. and Cibus Global.

The Amended Certificate of Incorporation, once adopted at the First Blocker Merger Effective Time, will designate two classes of Cibus, Inc. common stock: (i) Class A Common Stock, which shares will have full voting and economic rights, and (ii) Class B Common Stock, which shares will have full voting, but no economic rights. Upon adoption of the Amended Certificate of Incorporation, each share of Calyxt Common Stock existing and outstanding immediately prior to the First Blocker Merger Effective Time shall remain outstanding as a share of Class A Common Stock at the First Blocker Merger Effective Time without any conversion or exchange thereof.

At the applicable effective time of each Blocker Merger, the limited liability company interests of the applicable Blocker will be cancelled and converted into the right of the equityholder of the applicable Blocker to receive shares of Class A Common Stock corresponding to that Blocker Merger, in each case, as set forth in the Allocation Schedule.

At the effective time of the Cibus Merger, all of the issued and outstanding Cibus Units, all outstanding Cibus PIUs, and all outstanding Cibus Warrants or options to purchase Cibus Units, will be cancelled (or, in the case of Cibus Warrants, surrendered to Cibus, Inc. for exchange) and converted into the right to receive the following, as described in further detail in the Merger Agreement:

•

any pre-Closing holder (excluding the Blockers, but including any investor who has delivered an irrevocable commitment as of the date of the Merger Agreement to purchase Cibus Global membership units prior to Closing) of Cibus Units (other than Cibus PIUs) shall have the option to elect, on a per unit basis, to receive Merger Consideration in the form of either (a) the number of shares of Class A Common Stock set forth on the Allocation Schedule in exchange for all such holder’s Cibus Units covered by such election or (b) a number of shares of Class B Common Stock, with an equal number of Cibus Common Units set forth on the Allocation Schedule, provided, that such holder will not be entitled to exchange more than 95% of such holder’s existing Cibus Units for Up-C Units and the remainder of such holder’s Cibus Units will be exchanged for shares of Class A Common Stock;

•

all pre-Closing Cibus Unitholders (excluding Blockers) other than Top 99 Holders shall receive the number of shares of Class A Common Stock set forth on the Allocation Schedule in exchange for their Cibus Units (other than Cibus PIUs);

•	all pre-Closing Cibus Warrants shall automatically be exchanged for the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule; and

•

all pre-Closing Cibus PIUs will, (a) to the extent not a “restricted unit” (under the award agreements and governing documents applicable to such Cibus PIU), be automatically cancelled and converted into the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule and (b) to the extent a “restricted unit” (i.e., an unvested unit), be automatically cancelled and converted into the right to receive the number of restricted shares of Class A Common Stock pursuant to a Cibus, Inc. stock plan, as set forth on the Allocation Schedule and subject to the same vesting schedule as was applicable to such Cibus PIU prior to Closing.

Immediately following the Cibus Merger, (i) each pre-Closing Cibus Unit and pre-Closing Cibus Warrant, in each case, held by Cibus, Inc. as a result of the Blocker Mergers will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, (ii) each pre-Closing Cibus Warrant held by Cibus, Inc. as a result of the warrant exchanges described in the description of the Merger Consideration will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, and (iii) Cibus Global will issue a number of Cibus Common Units to Cibus, Inc. in an amount equal to the sum of (A) the number of shares of Class A Common Stock issued to former Cibus Global equity holders as Cibus Merger Consideration and (B) the number of shares of Calyxt Common Stock outstanding immediately prior to the First Blocker Merger.

Following the Closing and the issuance of the Merger Consideration and the issuance of Cibus Common Units discussed above, the Combined Company will be organized in an “Up-C” structure, and Cibus, Inc.’s only material asset will consist of Cibus Common Units. Upon the Closing, pre-Closing Calyxt Stockholders are expected to own approximately 5.0% of issued and outstanding Shares, on a Fully-Exchanged Basis, and pre-Closing holders of Cibus Global membership units and Cibus Warrants are expected to own approximately 95.0% of the issued and outstanding Shares, on a Fully-Exchanged Basis, in each case, subject to dilution in connection with any Dilutive Issuances.

Immediately following the Closing, all of the issued and outstanding Cibus Common Units will be held by Cibus, Inc. and the Electing Members (through their ownership of Up-C Units), with the exact ownership interest held by Cibus, Inc. and the Electing Members being subject to the elections to be submitted by Top 99 Holders prior to the Closing. In connection with the Up-C structure, at Closing, (i) Cibus, Inc. and the Electing Members will become party to the Cibus Amended Operating Agreement, (ii) Cibus, Inc., Cibus Global and the Electing Members will enter into an Exchange Agreement, and (iii) Cibus, Inc. and the Electing Members will enter into a Registration Rights Agreement and a Tax Receivable Agreement. The Up-C Units will generally be exchangeable for shares of Class A Common Stock on a one-for-one basis, or, subject to certain restrictions, the cash equivalent with respect to all or a portion thereof, based on a volume-weighted average price of a share of Class A Common Stock pursuant to the terms of the Exchange Agreement.

The terms of, reasons for and other aspects of the Merger Agreement, the Transactions and the issuance of shares of Class A Common Stock and Class B Common Stock pursuant to the terms of the Merger Agreement are described in detail in the other sections in this proxy statement/prospectus. Copies of the Merger Agreement and the First Amendment are attached as Annex A-1 and Annex A-2, respectively, to this proxy statement/prospectus.

Vote Required

The affirmative vote of the holders of a majority of the outstanding shares of Calyxt Common Stock on the record date for the Calyxt Special Meeting entitled to vote on the matter is required for approval of Proposal No. 1. Abstentions and broker non-votes will have the same effect as votes “against” Proposal No. 1.

Recommendation of Calyxt Board

THE CALYXT BOARD UNANIMOUSLY RECOMMENDS THAT CALYXT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 1 TO APPROVE THE BLOCKER MERGERS AND THE ISSUANCE OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK AS MERGER CONSIDERATION PURSUANT TO THE MERGER AGREEMENT. PROPOSAL NO. 1 IS CONDITIONED UPON THE APPROVAL OF PROPOSAL NO. 2, AND THE MERGERS CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1 AND 2.

Proposal No. 2: Approval, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of Class A Common Stock and Class B Common Stock pursuant to the terms of the Merger Agreement and the change of control of Calyxt resulting from the Mergers

At the Calyxt Special Meeting, Calyxt Stockholders will be asked to consider and vote upon a proposal to approve, for purposes of Nasdaq Listing Rule 5635(a) and (b), the issuance of shares of Class A Common Stock and Class B Common Stock pursuant to the terms of the Merger Agreement and the change of control of Calyxt resulting from the Mergers.

Following the Closing, the issuance of Merger Consideration and the issuance of Cibus Common Units, the Combined Company will be organized in an “Up-C” structure, with Cibus, Inc.’s only material asset consisting of Cibus Common Units. Upon the Closing, Calyxt Stockholders are expected to own approximately 5.0% of issued and outstanding Shares, on a Fully-Exchanged Basis, and Cibus Unitholders are expected to own approximately 95.0% of the issued and outstanding Shares, on a Fully-Exchanged Basis, in each case, subject to dilution in connection with any Dilutive Issuances.

The terms of, reasons for and other aspects of the Merger Agreement, the Mergers and the issuance of shares of Class A Common Stock and Class B Common Stock in the Mergers are described in detail in the other sections in this proxy statement/prospectus. Copies of the Merger Agreement and the First Amendment are attached as Annex A-1 and Annex A-2, respectively, to this proxy statement/prospectus.

Nasdaq Listing Rule 5635(a) requires a company listed on Nasdaq to obtain stockholder approval prior to the issuance of common stock (or other securities convertible into or exercisable for common stock) in connection with the acquisition of the stock or assets of another company, if such securities are not issued in a public offering for cash, and (i) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such securities, or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of such securities. The potential issuance of the shares of Class A Common Stock and Class B Common Stock in the Mergers will exceed the 20% threshold under the Nasdaq Listing Rules. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a), Calyxt, Inc. must obtain the approval of Calyxt Stockholders for the issuance of these shares of Class A Common Stock and Class B Common Stock in the Mergers.

Nasdaq Listing Rule 5635(b) requires a company listed on Nasdaq to obtain stockholder approval prior to an issuance of securities that will result in a “change of control” of the company. Although Nasdaq has not adopted any rule as to what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Calyxt, Inc. must obtain the approval of Calyxt Stockholders for the potential change in control of Calyxt resulting from the Mergers.

The terms of, reasons for and other aspects of the Merger Agreement, the Mergers, the issuance of shares of Class A Common Stock and Class B Common Stock pursuant to the terms of the Merger Agreement and the resulting change of control are described in detail in the other sections in this proxy statement/prospectus. Copies of the Merger Agreement and the First Amendment are attached as Annex A-1 and Annex A-2, respectively, to this proxy statement/prospectus.

Vote Required

The affirmative vote of a majority in voting power of the votes cast by the holders of Calyxt Common Stock present or represented by proxy at the Calyxt Special Meeting and entitled to vote on the matter is required for approval of Proposal No. 2. Abstentions and broker non-votes will have no effect on Proposal No. 2.

Recommendation of Calyxt Board

THE CALYXT BOARD UNANIMOUSLY RECOMMENDS THAT CALYXT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 2 TO APPROVE, FOR PURPOSES OF NASDAQ LISTING RULE 5635(a) AND (b), THE ISSUANCE OF SHARES OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK PURSUANT TO THE TERMS OF THE MERGER AGREEMENT AND THE CHANGE OF CONTROL OF CALYXT RESULTING FROM THE MERGERS. PROPOSAL NO. 1 IS CONDITIONED UPON THE APPROVAL OF PROPOSAL NO. 2, AND THE MERGERS CANNOT BE CONSUMMATED WITHOUT THE APPROVAL OF PROPOSAL NOS. 1 AND 2.

Proposal No. 3: Approval of the Amended Certificate of Incorporation, which will amend and restate the Calyxt Certificate of Incorporation

General

At the Calyxt Special Meeting, Calyxt Stockholders will be asked to consider and vote, on a non-binding, advisory basis, upon a proposal to approve the adoption of the Amended Certificate of Incorporation, in the form attached to this proxy statement/prospectus as Annex B. In the judgment of the Calyxt Board, the Amended Certificate of Incorporation is necessary to adequately address the needs of the Combined Company following the consummation of the Transactions. For the avoidance of doubt, this vote will be advisory in nature given the Amended Certificate of Incorporation will automatically become the certificate of incorporation of Cibus, Inc. upon consummation of the First Blocker Merger pursuant to the applicable provisions of Delaware Law.

If Proposal 1 is approved and the Transactions are to be consummated, Calyxt, Inc. will amend and restate the Calyxt Certificate of Incorporation by filing the Amended Certificate of Incorporation, as an attachment to the applicable certificate of merger, with the Secretary of State of the State of Delaware at the First Blocker Merger Effective Time.

Comparison of the Calyxt Certificate of Incorporation to the Amended Certificate of Incorporation and Reasons for the Amendments

See the section titled “Comparison of Stockholders’ Rights” for a summary of certain proposed changes between the Calyxt Certificate of Incorporation and the Amended Certificate of Incorporation, which is qualified by reference to the complete text of the Amended Certificate of Incorporation, a copy of which is attached to this proxy statement/prospectus as Annex B. All stockholders are encouraged to read the Amended Certificate of Incorporation in its entirety for a more complete description of its terms.

The Amended Certificate of Incorporation was negotiated as part of the Mergers. The change in name of Calyxt, Inc. to Cibus, Inc. is desirable to reflect the Mergers and the combined business going forward. The division of common stock into two classes is desirable for Cibus, Inc. to effectuate the Up-C structure. The number of authorized shares of common stock is necessary to have a sufficient number of authorized shares to issue the Merger Consideration in connection with the Mergers and to have enough additional authorized shares for financing the Combined Company’s business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits and to issue shares upon exercise of the warrants and equity awards currently outstanding. Additionally, the proposed Amended Certificate of Incorporation removes any special rights that Cellectis had in the Calyxt Certificate of Incorporation. The other changes from the Calyxt Certificate of Incorporation are generally to reflect changes in market practice for similarly-situation public companies with an “Up-C” structure as well as the DGCL since the date of the Calyxt Certificate of Incorporation.

Vote Required

The affirmative vote of the holders of a majority of the outstanding shares of Calyxt Common Stock on the record date for the Calyxt Special Meeting entitled to vote on the matter is required for approval of Proposal No. 3; provided, that for the avoidance of doubt, this vote will be advisory in nature given the Amended Certificate of Incorporation will automatically become the certificate of incorporation of Cibus, Inc. upon consummation of the First Blocker Merger pursuant to the applicable provisions of Delaware Law. Abstentions and broker non-votes will have the same effect as votes “AGAINST” Proposal No. 3.

Recommendation of Calyxt Board

THE CALYXT BOARD UNANIMOUSLY RECOMMENDS THAT CALYXT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 3 TO APPROVE THE AMENDED CERTIFICATE OF INCORPORATION ON AN ADVISORY BASIS.

Proposal No. 4: Approval of an amendment to the Calyxt Certificate of Incorporation to effect the Subsequent Reverse Stock Split at the discretion of the Calyxt Board

General

At the Calyxt Special Meeting, Calyxt Stockholders will be asked to consider and vote upon a proposal to allow for the amendment to the Calyxt Certificate of Incorporation to effect the Subsequent Reverse Stock Split of all of the then-outstanding shares of Calyxt Common Stock by a ratio in the range of not less than 1-for-2 and not greater than 1-for-10. The proposal provides that the Calyxt Board shall have sole discretion pursuant to Section 242(c) of the DGCL to elect, as it determines to be in Calyxt’s best interests, whether or not to effect the Subsequent Reverse Stock Split before April 1, 2024, or to abandon it. Should the Calyxt Board proceed with the Subsequent Reverse Stock Split, the exact ratio shall be set at a whole number within the above range as determined by the Calyxt Board in consultation with the Cibus Board. The Calyxt Board believes that the availability of alternative reverse stock split ratios will provide it with the flexibility to implement the Subsequent Reverse Stock Split in a manner designed to maximize the anticipated benefits for Calyxt, Inc. and its stockholders.

In determining whether to implement the Subsequent Reverse Stock Split following the receipt of stockholder approval, the Calyxt Board may consider, among other things, factors such as:

•	the historical trading price and trading volume of Calyxt Common Stock;

•	the then prevailing trading price and trading volume of Calyxt Common Stock and the anticipated impact of the Subsequent Reverse Stock Split on the trading market for Calyxt Common Stock;

•	the ability to have shares of Calyxt Common Stock remain listed on Nasdaq;

•	the anticipated impact of the Subsequent Reverse Stock Split on Calyxt’s ability to raise additional financing; and

•	prevailing general market and economic conditions.

If the Calyxt Board determines that effecting the Subsequent Reverse Stock Split is in Calyxt’s best interest, the Subsequent Reverse Stock Split will become effective upon filing of an amendment to the Calyxt Certificate of Incorporation with the Secretary of State of the State of Delaware. The amendment filed thereby will set forth the number of shares of outstanding Calyxt Common Stock to be combined into one share of Calyxt Common Stock within the limits set forth in this proposal. Except for adjustments that may result from the treatment of fractional shares as described below, each stockholder will generally hold the same percentage of outstanding Calyxt Common Stock immediately following the Subsequent Reverse Stock Split as such stockholder holds immediately prior to the Subsequent Reverse Stock Split.

The text of the form of amendment to the Calyxt Certificate of Incorporation (the “Subsequent Reverse Stock Split Certificate of Amendment”), which would be filed with the Secretary of State of the State of Delaware to effect the Subsequent Reverse Stock Split, is set forth in Annex J to this proxy statement/prospectus. The text of the Subsequent Reverse Stock Split Certificate of Amendment accompanying this proxy statement/prospectus is, however, subject to amendment to reflect the exact ratio for the Subsequent Reverse Stock Split and any changes that may be required by the office of the Secretary of State of the State of Delaware or that the Calyxt Board may determine to be necessary or advisable ultimately to comply with applicable law and to effect the Subsequent Reverse Stock Split.

The Calyxt Board believes that approval of the amendment to the Calyxt Certificate of Incorporation to effect the Subsequent Reverse Stock Split is in the best interests of Calyxt and its stockholders and has unanimously recommended that the proposed amendment be presented to Calyxt Stockholders for approval.

Calyxt Board Discretion to Implement or Abandon the Subsequent Reverse Stock Split

The Subsequent Reverse Stock Split will be effected, if at all, only upon a determination by the Calyxt Board that the Subsequent Reverse Stock Split (with a reverse stock split ratio determined by the Calyxt Board as described above) is in Calyxt’s best interest. Such determination shall be based upon certain factors, including those identified above. No further action on the part of stockholders would be required to either implement or abandon the Subsequent Reverse Stock Split. If Calyxt Stockholders approve the proposal, and the Calyxt Board determines to effect the Subsequent Reverse Stock Split, Calyxt, Inc. would communicate to the public, prior to the Effective Date (as defined below), additional details regarding the Subsequent Reverse Stock Split, including the specific ratio selected by the Calyxt Board.

If the Calyxt Board does not implement the Subsequent Reverse Stock Split prior to April 1, 2024, the authority granted in this proposal to implement the Subsequent Reverse Stock Split will terminate. The Calyxt Board reserves its right to elect not to proceed with the Subsequent Reverse Stock Split if it determines, in its sole discretion, that this proposal is no longer in Calyxt’s best interest.

Effective Date

If the proposed amendment to the Calyxt Certificate of Incorporation to give effect to the Subsequent Reverse Stock Split is approved at the Calyxt Special Meeting and the Calyxt Board determines to effect the Subsequent Reverse Stock Split, the Subsequent Reverse Stock Split will become effective as of a date and time to be determined by the Calyxt Board that will be specified in the Subsequent Reverse Stock Split Certificate of Amendment (the “Effective Date”). It is currently contemplated that the Calyxt Board will effect the Subsequent Reverse Stock Split such that the Effective Date immediately precedes the Closing. Except as explained below with respect to fractional shares, each issued share of Calyxt Common Stock immediately prior to the Effective Date will automatically be changed, as of the Effective Date, into a fraction of a share of Calyxt Common Stock based on the Subsequent Reverse Stock Split exchange ratio within the approved range determined by the Calyxt Board.

Principal Effects of the Subsequent Reverse Stock Split

Calyxt Common Stock. If this proposal is approved by the Calyxt Stockholders at the Calyxt Special Meeting and the Calyxt Board determines to effect the Subsequent Reverse Stock Split and thus amend the Calyxt Certificate of Incorporation, Calyxt, Inc. will file a certificate of amendment to the Calyxt Certificate of Incorporation with the Secretary of State of the State of Delaware. Except for adjustments that may result from the treatment of fractional shares of Calyxt Common Stock as described below, each issued share of Calyxt Common Stock immediately prior to the Effective Date will automatically be changed, as of the Effective Date, into a fraction of a share of Calyxt Common Stock based on the Subsequent Reverse Stock Split exchange ratio within the approved range determined by the Calyxt Board. In addition, proportional adjustments will be made to the maximum number of shares of Calyxt Common Stock issuable under, and other terms of, Calyxt, Inc.’s equity compensation plans, as well as to the number of shares of Calyxt Common Stock issuable under, and the exercise price of, outstanding awards under Calyxt, Inc.’s equity compensation plans.

In addition, the Exchange Ratio and the Allocation Schedule will be proportionately adjusted based on the Subsequent Reverse Stock Split exchange ratio determined by the Calyxt Board.

Except for adjustments that may result from the treatment of fractional shares of Calyxt Common Stock as described below, because the Subsequent Reverse Stock Split would apply to all issued and outstanding shares of Calyxt Common Stock, the proposed Subsequent Reverse Stock Split would generally not alter the relative rights and preferences of Calyxt, Inc.’s existing stockholders nor affect any stockholder’s proportionate equity interest in Calyxt, Inc. For example, a holder of two percent (2%) of the voting power of the outstanding shares of Calyxt Common Stock immediately prior to the effectiveness of the Subsequent Reverse Stock Split will generally continue to hold two percent (2%) of the voting power of the outstanding shares of Calyxt Common Stock immediately after the Subsequent Reverse Stock Split. Moreover, the number of stockholders of record will not be affected by the Subsequent Reverse Stock Split. The amendment to the Calyxt Certificate of Incorporation itself would not change the number of authorized shares of Calyxt Common Stock. Accordingly, the Subsequent Reverse Stock Split will have the effect of creating additional unreserved shares of authorized Calyxt Common Stock. Although at present Calyxt, Inc. has no current arrangements or understandings providing for the issuance of the additional shares of Calyxt Common Stock that would be made available for issuance upon effectiveness of the Subsequent Reverse Stock Split, other than those shares needed to satisfy the exercise of Calyxt, Inc.’s outstanding awards under its equity compensation plans and any shares that it may issue pursuant to its existing at-the-market equity program under the Open Market Sale AgreementSM with Jefferies LLC, these additional shares of Calyxt Common Stock may be used by Calyxt, Inc. for various purposes in the future without further stockholder approval, including, among other things:

•	raising capital to fund Calyxt’s operations and to continue as a going concern;

•	establishing strategic relationships with other companies;

•	providing equity incentives to Calyxt’s employees, officers or directors; and

•	expanding Calyxt’s business or product lines through the acquisition of other businesses or products.

Effect on Employee Plans, Options, Restricted Stock Awards and Convertible or Exchangeable Securities. Pursuant to the terms of the Calyxt, Inc. Equity Incentive Plan, the Calyxt, Inc. 2017 Omnibus Incentive Plan, as amended, and the Calyxt, Inc. 2021 Employee Inducement Incentive Plan (collectively, the “Plans”), the Calyxt Board or a committee thereof, as applicable, will adjust the number of shares of Calyxt Common Stock available for future grant under the Plans, the number of shares of Calyxt Common Stock underlying outstanding awards, the exercise price per share of outstanding stock options, and other terms of outstanding awards issued pursuant to the Plans to equitably reflect the effects of the Subsequent Reverse Stock Split. Based upon the Subsequent Reverse Stock Split ratio determined by the Calyxt Board, proportionate adjustments are also generally required to be made to the per share exercise price and the number of shares of Calyxt Common Stock issuable upon the exercise or conversion of outstanding warrants, options, and any convertible or exchangeable securities entitling the holders to purchase, exchange for, or convert into, shares of Calyxt Common Stock. This would result in approximately the same aggregate price being required to be paid under such options, and convertible or exchangeable securities upon exercise, and approximately the same value of shares of Calyxt Common Stock being delivered upon such exercise, exchange or conversion, immediately following the Subsequent Reverse Stock Split as was the case immediately preceding the Subsequent Reverse Stock Split. The number of shares of Calyxt Common Stock subject to Calyxt RSUs will be similarly adjusted, subject to Calyxt, Inc.’s treatment of fractional shares of Calyxt Common Stock. The number of shares of Calyxt Common Stock reserved for issuance pursuant to these securities and the Plans will be adjusted proportionately based upon the Subsequent Reverse Stock Split ratio determined by the Calyxt Board, subject to the treatment of fractional shares of Calyxt Common Stock.

Listing. Shares of Calyxt Common Stock currently trade on the Nasdaq Capital Market. The Subsequent Reverse Stock Split will not directly affect the listing of Calyxt Common Stock on the Nasdaq Capital Market, although Calyxt believes that the Subsequent Reverse Stock Split could potentially increase the stock price. Following the Subsequent Reverse Stock Split, Calyxt Common Stock will continue to be listed on the Nasdaq Capital Market under the symbol “CLXT,” although Calyxt Common Stock would have a new committee on uniform securities identification procedures (“CUSIP”) number, a number used to identify Calyxt Common Stock.

“Public Company” Status. Calyxt Common Stock is currently registered under Section 12(b) of the Exchange Act, and Calyxt, Inc. is subject to the “public company” periodic reporting and other requirements of the Exchange Act. The proposed Subsequent Reverse Stock Split will not affect Calyxt, Inc.’s status as a public company or this registration under the Exchange Act. The Subsequent Reverse Stock Split is not intended as, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act.

Odd Lot Transactions. It is likely that some Calyxt Stockholders will own “odd-lots” of less than 100 shares of Calyxt Common Stock following the Subsequent Reverse Stock Split. A purchase or sale of less than 100 shares of Calyxt Common Stock (an “odd lot” transaction) may result in incrementally higher trading costs through certain brokers, particularly “full service” brokers, and generally may be more difficult than a “round lot” sale. Therefore, those stockholders who own less than 100 shares of Calyxt Common Stock following the Subsequent Reverse Stock Split may be required to pay somewhat higher transaction costs and may experience some difficulties or delays should they then determine to sell their shares of Calyxt Common Stock.

Authorized but Unissued Shares; Potential Anti-Takeover Effects. Prior to giving effect to the Reverse Stock Splits, the Calyxt Certificate of Incorporation authorizes 275,000,000 shares of Calyxt Common Stock and 50,000,000 shares of preferred stock. The Subsequent Reverse Stock Split would not change the number of authorized shares of the Calyxt Common Stock or preferred stock as designated, in each case immediately prior to the Subsequent Reverse Stock Split. Therefore, because the number of issued and outstanding shares of Calyxt Common Stock would decrease, the number of shares of Calyxt Common Stock remaining available for issuance by us in the future would increase.

Such additional shares of Calyxt Common Stock would be available for issuance from time to time for corporate purposes such as issuances of Calyxt Common Stock in connection with capital-raising transactions and acquisitions of companies or other assets, as well as for issuance upon conversion or exercise of securities such as convertible preferred stock, convertible debt, warrants or options convertible into or exercisable for Calyxt Common Stock. Calyxt believes that the availability of the additional shares of Calyxt Common Stock will provide Calyxt with the flexibility to meet business needs as they arise, to take advantage of favorable opportunities and to respond effectively in a changing corporate environment. For example, Calyxt, Inc. may elect to issue shares of Calyxt Common Stock to raise equity capital, to make acquisitions through the use of stock, to establish strategic relationships with other companies, to adopt additional employee benefit plans or reserve additional shares of Calyxt Common Stock for issuance under such plans, where the Calyxt Board determines it advisable to do so, without the necessity of soliciting further stockholder approval, subject to applicable stockholder vote requirements under Delaware Law and Nasdaq rules. If Calyxt, Inc. issues additional shares of Calyxt Common Stock for any of these purposes, the aggregate ownership interest of Calyxt, Inc.’s current stockholders, and the interest of each such existing stockholder, would be diluted, possibly substantially.

The additional shares of Calyxt Common Stock that would become available for issuance upon an effective Subsequent Reverse Stock Split could also be used by Calyxt, Inc. to oppose a hostile takeover attempt or delay or prevent a change of control or changes in or removal of Calyxt, Inc.’s management, including any transaction that may be favored by a majority of Calyxt Stockholders or in which Calyxt Stockholders might otherwise receive a premium for their shares of Calyxt Common Stock over then-current market prices or benefit in some other manner. Although the increased proportion of authorized but unissued shares of Calyxt Common Stock to issued shares of Calyxt Common Stock could, under certain circumstances, have an anti-takeover effect, the Subsequent Reverse Stock Split is not being proposed to respond to a hostile takeover attempt or to an attempt to obtain control of Calyxt.

Fractional Shares

Calyxt, Inc. will not issue fractional certificates for post-Subsequent Reverse Stock Split shares of Calyxt Common Stock in connection with the Subsequent Reverse Stock Split. To the extent any holders of pre-Subsequent Reverse Stock Split shares of Calyxt Common Stock are entitled to fractional shares of Calyxt Common Stock as a result of the Subsequent Reverse Stock Split, Calyxt, Inc. will round up and issue an additional share to all holders of fractional shares of Calyxt Common Stock.

No Dissenters’ Rights

Under Delaware Law, Calyxt Stockholders would not be entitled to dissenters’ rights or rights of appraisal in connection with the implementation of the Subsequent Reverse Stock Split, and Calyxt, Inc. will not independently provide Calyxt Stockholders with any such rights.

Certain Risks Associated with the Subsequent Reverse Stock Split

Before voting on this proposal, stockholders should consider the risks associated with the implementation of the Subsequent Reverse Stock Split described in the section entitled “Risk Factors—Risks Related to the Reverse Stock Splits” in this proxy statement/prospectus.

Certain United States Federal Income Tax Consequences

The following is a summary of certain United States federal income tax consequences of the Subsequent Reverse Stock Split to Calyxt Stockholders. It does not address all U.S. federal income tax consequences that may be relevant to any particular stockholder, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of taxpayers or that are generally assumed to be known by investors. This summary also does not address the tax consequences to (a) persons that may be subject to special treatment under U.S. federal income tax law, such as banks and other financial institutions, insurance companies, thrift institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, partnerships (or other entities classified as partnerships for U.S. federal income tax purposes) and investors therein, “United States holders” (as defined below) whose functional currency is not the U.S. dollar, U.S. expatriates, controlled foreign corporations, passive foreign investment companies, persons subject to the alternative minimum tax, persons who acquired Calyxt Common Stock through the exercise of employee stock options or otherwise as compensation, traders in securities that elect to mark to market and dealers in securities or currencies, (b) persons that hold Calyxt Common Stock as part of a position in a “straddle” or as part of a “hedging,” “conversion” or other integrated investment transaction for U.S. federal income tax purposes, (c) stockholders who own or have owned, actually or constructively, 5% or more of Calyxt Common Stock (by vote or value) at any time during the shorter of the five-year period ending on the date of the Subsequent Reverse Stock Split or any such stockholder’s holding period or (d) persons that do not hold Calyxt Common Stock as “capital assets” (generally, property held for investment). The discussion is based on the Code, its legislative history, existing, temporary, and proposed regulations under the Code, published rulings and court decisions, all as of the date hereof. These laws, regulations and other guidance are subject to change, possibly on a retroactive basis. Calyxt, Inc. has not sought and will not seek an opinion of counsel or a ruling from the IRS regarding the United States federal income tax consequences of the Subsequent Reverse Stock Split. This summary does not address any state, local or foreign income or other tax consequences, which, depending upon the jurisdiction and the status of the stockholder, may vary from the United States federal income tax consequences, or the effects of other U.S. federal tax laws, such as estate and gift tax laws.

PLEASE CONSULT YOUR OWN TAX ADVISOR CONCERNING THE CONSEQUENCES OF THE SUBSEQUENT REVERSE STOCK SPLIT IN YOUR PARTICULAR CIRCUMSTANCES UNDER THE CODE AND THE LAWS OF ANY OTHER TAXING JURISDICTION.

If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of Calyxt Common Stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships that hold Calyxt Common Stock, and partners in such partnerships, should consult their own tax advisors regarding the U.S. federal income tax consequences of the Subsequent Reverse Stock Split.

Tax Consequences to United States Holders. A “United States holder” is a beneficial owner of Calyxt Common Stock that is, for United States federal income tax purposes: (a) a citizen or individual resident of the United States, (b) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia, (c) an estate whose income is subject to United States federal income tax regardless of its source, or (d) a trust, if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust. The discussion in this section applies only to United States holders.

The Subsequent Reverse Stock Split is intended to be treated as a recapitalization for U.S. federal income tax purposes. Assuming that the Subsequent Reverse Stock Split qualifies as a recapitalization (and subject to the discussion of fractional shares below), no gain or loss will be recognized by a United States holder upon such holder’s exchange of pre-Subsequent Reverse Stock Split shares of Calyxt Common Stock for post-Subsequent Reverse Stock Split shares of Calyxt Common Stock pursuant to the Subsequent Reverse Stock Split. A United States holder’s aggregate adjusted basis in the post-Subsequent Reverse Stock Split shares of Calyxt Common Stock received will be the same as such holder’s aggregate adjusted basis in the Calyxt Common Stock exchanged for such new shares. The United States holder’s holding period for the post-Subsequent Reverse Stock Split shares of Calyxt Common Stock will include the period during which such holder held the pre-Subsequent Reverse Stock Split shares of Calyxt Common Stock surrendered. United States holders that acquired pre-Subsequent Reverse Stock Split shares of Calyxt Common Stock on different dates and at different prices should consult their own tax advisors regarding allocating the tax basis and holding period from pre-Subsequent Reverse Stock Split shares of Calyxt Common Stock to post-Subsequent Reverse Stock Split shares of Calyxt Common Stock.

The treatment of fractional post-Subsequent Reverse Stock Split shares of Calyxt Common Stock being rounded up to the next whole share is uncertain, and a United States holder that receives a whole share in lieu of a fractional share may recognize income, which may be characterized as either capital gain or as a dividend, in an amount not to exceed the excess of the fair market value of such whole share over the fair market value of the fractional share to which the United States holder is otherwise entitled. United States holders should consult their own tax advisors regarding the U.S. federal income tax consequences of fractional shares being rounded to the next whole share (including the tax basis and holding period of a whole share received in lieu of a fractional share).

Non-U.S. Holders. A “non-U.S. holder” is a beneficial owner of Calyxt Common Stock that is neither a United States holder nor a partnership (or other entity classified as a partnership for U.S. federal income tax purposes). The discussion in this section applies only to non-U.S. holders. Generally, non-U.S. holders will not recognize any gain or loss upon the Subsequent Reverse Stock Split.

A non-U.S. holder that receives a whole post-Subsequent Reverse Stock Split share of Calyxt Common Stock in lieu of a fractional post-Subsequent Reverse Stock Split share of Calyxt Common Stock may be treated as described above under “—Tax Consequences to United States Holders,” and in such case, Calyxt may withhold tax on any deemed contribution to such non-U.S. holder. In addition, in the event that the distribution is treated as capital gain for U.S. federal income tax purposes, a non-U.S. holder may be subject to tax if (a) any income or gain from the exchange of pre-Subsequent Reverse Stock Split shares of Calyxt Common Stock for post-Subsequent Reverse Stock Split shares of Calyxt Common Stock is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (or, if certain income tax treaties apply, is attributable to a non-U.S. holder’s permanent establishment or fixed base in the United States), or (b) such non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of the Subsequent Reverse Stock Split and other conditions are met. Such non-U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences of fractional shares being rounded to the next whole share.

Accounting Consequences

Following the Effective Date of the Subsequent Reverse Stock Split, if any, the net income or loss and net book value per share of Calyxt Common Stock will be increased because there will be fewer shares of Calyxt Common Stock outstanding. Calyxt does not anticipate that any other accounting consequences would arise as a result of the Subsequent Reverse Stock Split.

Effect on Registered “Book-Entry” Holders of Common Stock

Calyxt, Inc.’s registered stockholders hold their shares electronically in book-entry form with Calyxt, Inc.’s transfer agent, Broadridge Corporate Issuer Solutions, LLC (the “Transfer Agent”). Stockholders do not have stock certificates evidencing their ownership of Calyxt Common Stock. They are, however, provided with a statement reflecting the number of shares of Calyxt Common Stock registered in their accounts.

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If you hold registered shares of Calyxt Common Stock in book-entry form, you do not need to take any action to receive your post-Subsequent Reverse Stock Split shares of Common Stock in registered book-entry form.

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If you are entitled to post-Subsequent Reverse Stock Split shares of Calyxt Common Stock, a transaction statement will automatically be sent to your address of record by Calyxt, Inc.’s transfer agent as soon as practicable after the Effective Date indicating the number of shares of Calyxt Common Stock that you hold.

Upon the implementation of the Subsequent Reverse Stock Split, Calyxt, Inc. intends to treat shares held by stockholders through a bank, broker, custodian, or other nominee in the same manner as registered stockholders whose shares are registered directly in their names with the Transfer Agent. Banks, brokers, custodians, or other nominees will be instructed to effect the Subsequent Reverse Stock Split for their beneficial holders holding Calyxt Common Stock in street name. However, these banks, brokers, custodians, or other nominees may have different procedures for processing the Subsequent Reverse Stock Split. Stockholders who hold Calyxt Common Stock with a bank, broker, custodian, or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians, or other nominees.

Interests of Directors and Executive Officers

Calyxt, Inc.’s directors and executive officers have no substantial interests, directly or indirectly, in the matters set forth in this proposal except to the extent of their ownership of shares of Calyxt Common Stock and equity awards under granted to them under the Plans.

Vote Required

The affirmative vote of the holders of a majority of the outstanding shares of Calyxt Common Stock on the record date for the Calyxt Special Meeting entitled to vote on the matter is required for approval of Proposal No. 4. Abstentions will have the same effect as votes “AGAINST” Proposal No. 4. Because Proposal No. 4 is considered a routine matter, it is expected that there would not be any broker non-votes.

Recommendation of Calyxt Board

THE CALYXT BOARD UNANIMOUSLY RECOMMENDS THAT CALYXT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 4 TO APPROVE AN AMENDMENT TO THE CALYXT CERTIFICATE OF INCORPORATION TO EFFECT THE SUBSEQUENT REVERSE STOCK SPLIT.

Proposal No. 5: Approval of the Amendment to the Calyxt, Inc. 2017 Omnibus Incentive Plan

General

At the Calyxt Special Meeting, Calyxt Stockholders will be asked to approve an amendment (the “Amendment”) to the Calyxt, Inc. 2017 Omnibus Incentive Plan (the “Plan”). The Calyxt Board believes that the Combined Company’s growth and success will depend on its ability to attract, retain and motivate key employees with experience, thereby creating value for stockholders. Central to these objectives is a stock-based compensation program. The Plan was originally established effective June 14, 2017 and was previously amended by the Calyxt Board and approved by Calyxt Stockholders effective May 18, 2021. The Amendment has been approved and adopted by the Calyxt Board, subject to approval by Calyxt Stockholders, and is submitted for stockholder approval, contingent and effective upon the Closing, at which time the Plan will be renamed the Cibus, Inc. 2017 Omnibus Incentive Plan. The key terms of the Amendment are described in additional detail below.

Changes to the Plan Pursuant to the Amendment

The information in this proposal does not give effect to the Reverse Stock Splits and shall be proportionately adjusted in respect of such Reverse Stock Splits upon their respective effectiveness.

It is anticipated that, following the Mergers, including as a result of the dilutive impact of the Mergers, the total number of shares available for issuance under the Plan (the “Overall Share Limit”) will not be sufficient to meet the Combined Company’s needs, especially in light of the significant role that equity compensation is intended to have, and will impede the Combined Company’s ability to properly compensate, motivate, incentivize and retain key talent. The primary reasons for the Amendment are to (1) increase the Overall Share Limit (as defined below) (and other sub-limits under the Plan that are expressed in shares) and (2) extend the term of the Plan 10 years from the effective date of the Amendment. A more detailed description of the material changes that would result from the Amendment are expected to be as follows:

•	The Amendment increases the Overall Share Limit from 13,675,493 shares to a number of shares equal to 10% of the total shares outstanding immediately following the Mergers.

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The Amendment revises the annual evergreen provision in the Plan to provide that the Overall Share Limit will increase on the first fiscal day of each fiscal year during the term of the Plan, starting in 2024 by 7.5% of the outstanding shares on the last day of the immediately preceding fiscal year (or such lesser amount as determined by the Cibus, Inc. Board) as it currently does, but it will no longer contain the alternative set share increase limit of 4,900,000.

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The Amendment allows shares subject to awards that are retained by Cibus, Inc. upon exercise, vesting or settlement of awards to satisfy a tax withholding obligation or pay an exercise price to be available for future grants under the Plan.

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The Amendment increases the number of shares that may be issued under the Plan pursuant to the exercise of “incentive stock options” to a number of shares equal to 10% of the total shares outstanding immediately following the Mergers, which limit will increase annually (beginning in 2024) by a number of shares equal to 7.5% of the total shares outstanding immediately following the Mergers.

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The Amendment removes the annual limit on awards that any one employee may receive, which annual limit was originally included in large part to comply with the now-discontinued performance-based exception to the deductibility limit under Code Section 162(m).

•	The Amendment extends the term of the Plan to the tenth (10th) anniversary of the Closing.

If the Amendment is not approved by Calyxt Stockholders, the Combined Company may not be able to attract and retain the best available personnel for positions of substantial responsibility. In addition, if the number of shares available for issuance under the Plan is insufficient to meet the Combined Company’s needs, the Combined Company could be forced to increase cash compensation, which will reduce the resources available to the Combined Company to meet the rest of its needs. The Calyxt Board has determined the requested number of shares for the Amendment based on the Combined Company’s expected needs for the foreseeable future, taking into account the dilutive effect of the Mergers on the existing share pool under the Plan and the Combined Company’s intended emphasis on equity compensation as the primary incentive compensation vehicle.

The Plan will have a term of ten years following the Closing. If Calyxt Stockholders do not approve the Amendment, the Plan will remain in effect pursuant to its terms. Similarly, if the Mergers are not consummated, the Plan will remain in effect pursuant to its terms. The key terms of the Plan, as amended by the Amendment, are described in additional detail below. For additional information about the outstanding awards and shares available for issuance under the Plan, see the table under the header “Equity Compensation Plan Information” below.

Summary of Material Terms of the Plan (as Amended by the Amendment)

The actual text of the Plan, as amended by the Amendment, is attached as Annex K to this proxy statement/prospectus. The following description of the Plan is only a summary of its principal terms and provisions and is qualified by reference to the actual text as set forth in Annex K to this proxy statement/prospectus.

Purpose

The purpose of the Plan is to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to participants, and to promote the success of the Combined Company’s business.

Plan Term

The Plan is scheduled to expire ten years following the Closing. The term will expire sooner if, prior to the end of the ten-year term or any extension period, the maximum number of shares available for issuance under the Plan has been issued or the Cibus, Inc. Board terminates the Plan.

Eligibility

Employees, consultants, non-employee directors (and director nominees) and any other individuals who provide services to Cibus, Inc. or any of its affiliates are eligible to receive awards under the Plan, if permitted by applicable laws or accounting and tax rules and regulations. As of March 31, 2023, there were 25 employees, 4 consultants, 7 non-employee directors, and no other service providers eligible to participate in the Plan. The basis for participation in the Plan is being eligible and being selected by the Administrator (as defined below) to receive a grant thereunder.

Authorized Shares and Award Limits

Subject to adjustment, 4,900,000 shares of Calyxt Common Stock were originally available for awards to be granted under the Plan (other than substitute awards; that is, awards that are granted in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by Calyxt, Inc. or with which Calyxt, Inc. combines). As of March 31, 2023, the Overall Share Limit (after taking into account the evergreen refresh for the last six years) was 13,675,493 (of which 2,390,326 remained available for future issuance). The Amendment increases the Overall Share Limit to a number of shares equal to 10% of the total shares outstanding immediately following the Mergers. The Overall Share Limit will continue to be increased on the first day of each Cibus, Inc. fiscal year beginning in 2024, in an amount equal to the lesser of (i) 7.5% of outstanding shares on the last day of the immediately preceding fiscal year and (ii) such number of shares as determined by the Cibus, Inc. Board in its discretion.

Subject to adjustment, the maximum number of shares of Class A Common Stock actually issued or transferred by Cibus, Inc. upon the exercise of incentive stock options will not exceed a number of shares equal to 10% of the total shares outstanding immediately following the Mergers (or, in any event, the Overall Share Limit). The incentive stock option limit will be increased on the first day of each fiscal year following the Closing by a number of shares equal to 7.5% of the total shares outstanding immediately following the Mergers.

An individual who is a non-employee director may not be granted compensation for such service in any one calendar year having an aggregate maximum grant date fair value in excess of $1,000,000; provided an individual who serves as executive chair and is a non-employee director may not be granted compensation for such service in any one calendar year having an aggregate maximum grant date fair value in excess of $2,000,000.

If an award is forfeited, expires, terminates, or otherwise lapses or is settled for cash, the shares covered by such award will again be available for issuance under the Plan. In addition, any shares that are retained by Cibus, Inc. upon exercise, vesting or settlement of an award to satisfy (i) the exercise or purchase price for such award or (ii) any withholding obligations for taxes due with respect to such award shall be available for future grants under the Plan.

Administration

The Cibus, Inc. Board or, to the extent authority is delegated by the Cibus, Inc. Board, its compensation committee or other committee, will administer the Plan. The Cibus, Inc. Board or, to the extent authority is delegated by the Cibus, Inc. Board, its compensation committee or other committee (in either event, the “Administrator”) will administer the Plan and have the authority to do the following items (among others):

•	determine the fair market value of the common stock;

•	select the participants to whom awards may be granted;

•	approve forms of agreements, amend, or modify outstanding awards or award agreements;

•	correct any defect, supply any omission, and reconcile any inconsistency in the Plan or any award, in the manner and to the extent it will deem desirable to carry the Plan into effect;

•	establish, amend, suspend or waive rules and regulations and appoint agents, trustees, brokers, depositories, and advisors and determine such terms of their engagement as it will deem appropriate;

•	construe and interpret the terms of the plan, any award agreement and any agreement related to any award; and

•	make any other determination and take any other action that it deems necessary or desirable to administer the Plan.

To the extent not inconsistent with applicable law, the Administrator may delegate to one or more Cibus, Inc. officers the authority to grant certain awards under the Plan.

Types of Awards

The Plan provides for grants of incentive and non-qualified stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units (“RSUs”), performance awards, deferred awards, other share-based awards, and other cash-based awards as described below:

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Stock Options. A stock option is a contractual right to purchase shares at a future date at a specified exercise price. The per share exercise price of a stock option (except in the case of substitute awards) will be determined by the Administrator at the time of grant but may not be less than the fair market value of a share of Class A Common Stock on the grant date. The Administrator will determine the date on which each stock option becomes vested and exercisable and the expiration date of each option. No stock option will be exercisable more than ten years from the grant date, except that the Administrator may generally provide for an extension of such ten-year term in the event the exercise of the option would be prohibited by law on the expiration date. Stock options that are intended to qualify as incentive stock options must meet the requirements of Section 422 of the Code.

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SARs. A SAR represents a contractual right to receive, in cash or shares, an amount equal to the appreciation of one share of Class A Common Stock from the grant date over the exercise or hurdle price of such SAR. The per share exercise price of a SAR (except in the case of substitute awards) will be determined by the Administrator but may not be less than the fair market value of a share of Class A Common Stock on the grant date. The Administrator will determine the date on which each SAR may be exercised or settled and the expiration date of each SAR. However, no SAR will be exercisable more than ten years from the grant date.

•	Restricted Stock. Restricted stock is an award of shares of Class A Common Stock that are subject to restrictions on transfer and a substantial risk of forfeiture.

•	RSUs. An RSU represents a contractual right to receive the value of a share of Class A Common Stock at a future date, subject to specified vesting and other restrictions.

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Performance Awards. Performance awards, which may be denominated in cash or shares, will be earned upon the satisfaction of performance conditions specified by the Administrator. The performance conditions may include, but not be limited to, the following: return measures (including total shareholder return; return on equity; return on assets or net assets; return on risk-weighted assets; and return on capital (including return on total capital or return on invested capital)); revenues (including total revenue; gross revenue; net revenue; and net sales); income/earnings measures (including earnings per share; earnings or loss (including earnings before or after interest, taxes, depreciation and amortization); gross income; net income; operating income (before or after taxes); pre-or after-tax income or loss (before or after allocation of corporate overhead and bonus); pre- or after-tax operating income; net earnings; net income or loss (before or after taxes); operating margin; gross margin; and adjusted net income); expense measures (including expenses; operating efficiencies; and improvement in or attainment of expense levels or working capital levels (including cash and accounts receivable)); cash flow measures (including cash flow or cash flow per share (before or after dividends); and cash flow return on investment); share price measures (including share price; appreciation in and/or maintenance of share price; and market capitalization); strategic objectives (including market share; debt reduction; customer growth; employee satisfaction; research and development achievements; mergers and acquisitions; management retention; dynamic market response; expense reduction initiatives; reductions in costs; risk management; regulatory compliance and achievements; recruiting and maintaining personnel; and business quality); and other measures (including economic value-added models or equivalent metrics; economic profit added; gross profits; economic profit; comparisons with various stock market indices; financial ratios (including those measuring liquidity, activity, profitability or leverage); cost of capital or assets under management; and financing and other capital raising transactions (including sales of Cibus, Inc.’s equity or debt securities; factoring transactions; sales or licenses of Cibus, Inc.’s assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions)). These performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis, may be established on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries, or business segments, may be based on a ratio or separate calculation of any performance criteria and may be made relative to an index or one or more of the performance goals themselves.

•	Deferred Awards. The Administrator is authorized to grant awards denominated in a right to receive shares of Class A Common Stock or cash on a deferred basis.

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Other Share-Based Awards. The Administrator is authorized to grant other share-based awards, which may be denominated in shares of Class A Common Stock or factors that may influence the value of the Class A Common Stock.

•	Other Cash-Based Awards. The Administrator is authorized to grant other cash-based awards either independently or as an element of or supplement to any other award under the Plan.

Adjustments

In the event that the Administrator determines that, as result of any stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization (including a recapitalization through a large nonrecurring cash dividend) or reclassification of the shares, repurchase, exchange or subdivision of the Shares or other securities of the Company, a rights offering, a reorganization, merger, spin-off, split-up, change in corporate structure or other similar occurrence, in each case excluding any triggering event, an adjustment is appropriate to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, the Administrator will, subject to compliance with Section 409A of the Internal Revenue Code, adjust equitably any or all of

•	the number, type and class of shares or other stock or securities available for future awards and covered by each outstanding award;

•	the grant, purchase, exercise, or hurdle price covered by each such outstanding award; and

•	any repurchase price per share applicable to shares issued pursuant to any award, or, if deemed appropriate, will make a provision for a cash payment to the holder of an outstanding award.

In addition, the Administrator may adjust the terms and conditions of, and the criteria included in, outstanding awards in recognition of events affecting Cibus, Inc. or the financial statements of Cibus, Inc., or changes in applicable laws, regulations, or accounting principles, whenever the Administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

No Repricing

Except as provided in the Plan’s adjustment provisions, no action will directly or indirectly, through cancellation and regrant or any other method, reduce, or have the effect of reducing, the exercise or hurdle price of any award established at the time of grant thereof without approval of Cibus, Inc.’s stockholders.

Termination of Service and Corporate Transactions

The Administrator will determine the effect of a termination of employment or service on outstanding awards, including whether the awards will vest, become exercisable, settle, or be forfeited. In the event of a dissolution or liquidation of Cibus, Inc. or a triggering event, except as otherwise provided in the applicable award agreement, the Administrator may provide for:

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assumption or substitution with equivalent awards of outstanding awards under the Plan by Cibus, Inc. (if Cibus, Inc. is the surviving corporation) or by the surviving corporation or its parent or subsidiary;

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termination of outstanding awards under the Plan in exchange for a payment of cash, securities and/or other property equal to the excess of the fair market value of the portion of the awards stock that is vested and exercisable immediately prior to the consummation of the corporate transaction over the per share exercise price;

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any combination of assumption, substitution, or termination of outstanding awards under the Plan as described above; provided that outstanding awards of stock options and SARs may be cancelled without consideration if the fair market value on the date of the event is greater than the exercise or hurdle price of such award; or

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acceleration of the vesting (including the lapse of any restrictions, with any performance criteria or conditions deemed met at target) and exercisability of outstanding award in full prior to the date of the corporate transaction and the expiration of awards not timely exercised by the date determined by the Administrator.

A triggering event as defined in the plan includes (i) a sale, transfer or disposition of all or substantially all of Cibus, Inc.’s assets other than to (A) a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by Cibus, Inc., (B) a corporation or other entity owned directly or indirectly by the holders of capital stock of Cibus, Inc. in substantially the same proportions as their ownership of Shares, or (C) an Excluded Entity (as defined in subsection (ii) below); or (ii) any merger, consolidation or other business combination transaction of Cibus, Inc. with or into another corporation, entity or person, other than a transaction with or into another corporation, entity or person in which the holders of at least a majority of the shares of voting capital stock of Cibus, Inc. outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding in the continuing entity or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of Cibus, Inc. (or the surviving entity) outstanding immediately after such transaction (an “Excluded Entity”); or (iii) any direct or indirect purchase or other acquisition by any person or group, other than a parent company or another person that is controlled by a parent company, of more than 50% of the total outstanding equity interests in or voting securities of Cibus, Inc., excluding any transaction that is determined by the Cibus, Inc. Board in its reasonable discretion to be a bona fide capital raising transaction.

Amendment and Termination

The Cibus, Inc. Board may amend, alter, suspend, discontinue, or terminate the Plan, but, subject to certain exceptions, no amendment or termination that would materially and adversely affect the rights of any participant under any outstanding award shall be made without his or her consent. The Administrator may also amend, alter, suspend, discontinue, or terminate, or waive any conditions or rights under, any outstanding award. However, subject to the adjustment provision and corporate transaction provision, any such action by the Administrator that would materially adversely affect the rights of a holder of an outstanding award may not be taken without the holder’s consent, subject to certain exceptions. Cibus, Inc. will also seek, to the extent necessary and desirable to comply with applicable laws, the approval of holders of capital stock with respect to any amendment of the Plan.

New Plan Benefits

It is not possible to determine the specific amounts and types of awards that may be awarded in the future under the Plan because the grant and actual settlement of awards under the Plan are subject to the discretion of the Administrator.

Existing Plan Benefits

Since its inception, the following option and Calyxt RSU grants have been made under the Plan to the persons and categories of persons identified below as of March 31, 2023:

Name and Position	Number of Shares Subject to Stock Options Granted	Number of Calyxt RSUs Granted (1)
Michael A. Carr, President and Chief Executive Officer	690,000	1,096,900
William F. Koschak, Chief Financial Officer	566,000	896,600
Travis J. Frey, Ph.D., Chief Technology Officer	454,000	796,050
Debra Frimerman, General Counsel and Corporate Secretary	457,000	853,350
Executive Officers as a Group	2,167,000	3,642,900
Non-Executive Directors as a Group	731,873	298,615
Non-Executive Officer Employees as a Group	318,851	1,319,580

(1)	Includes all Calyxt PSUs granted under the Plan.

The closing price per share of Calyxt Common Stock, as reported on the Nasdaq Stock Market on April 17, 2023 was $0.31.

U.S. Federal Income Tax Consequences

The following is a brief summary of certain of the federal income tax consequences of certain transactions under the Plan based on federal income tax laws in effect. This summary, which is presented for the information of Calyxt Stockholders considering how to vote on this proposal and not for Plan participants, is not intended to be complete and does not describe federal taxes other than income taxes (such as Medicare and Social Security taxes), or state, local or foreign tax consequences.

Tax Consequences to Participants

RSUs, Performance Awards, Deferred Awards and Cash-Based Awards. No income generally will be recognized upon the grant of RSUs, performance awards, deferred awards, or cash-based awards. Upon payment in respect of such awards, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any unrestricted shares received (reduced by any amount paid by the recipient).

Restricted Stock. The recipient of restricted stock generally will be subject to tax at ordinary income rates on the fair market value of the restricted stock (reduced by any amount paid by the recipient) at such time as the restricted stock is no longer subject to a substantial risk of forfeiture. However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares over any purchase price.

Nonqualified Stock Options and SARs. In general:

•	no income will be recognized by a grantee at the time a non-qualified stock option or SAR is granted; and

•

at the time of exercise of a non-qualified stock option or SAR, ordinary income will be recognized by the grantee in an amount equal to, in the case of a non-qualified stock option, the difference between the option price paid for the shares and the fair market value of the unrestricted shares on the date of exercise and, in the case of a SAR, the amount of cash received, and the fair market value of any unrestricted shares received.

Incentive Stock Options. No income generally will be recognized by an optionee upon the grant or exercise of an “incentive stock option” as defined in Section 422 of the Code, but the exercise may give rise to alternative minimum tax. If shares are issued to the optionee pursuant to the exercise of an incentive stock option, and if no disqualifying disposition of such shares is made by such optionee within two years after the date of grant or within one year after the transfer of such shares to the optionee, then upon sale of such shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.

If shares acquired upon the exercise of an incentive stock option are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the exercise price paid for such shares. Any further gain (or loss) realized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

Tax Consequences to Cibus, Inc. and its Subsidiaries

To the extent that a participant recognizes ordinary income in the circumstances described above, Cibus, Inc. or the subsidiary for which the participant performs services will be entitled to a corresponding deduction provided that, among other things, it is not disallowed by the $1 million limitation on certain executive compensation under Section 162(m) of the Code.

Registration with the SEC

Cibus, Inc. intends to file a Registration Statement on Form S-8 relating to the issuance of shares of Class A Common Stock under the Plan with the SEC pursuant to the Securities Act, as soon as practicable after the consummation of the Mergers.

Vote Required

The Amendment to the Calyxt, Inc. 2017 Omnibus Incentive Plan will be approved by the affirmative vote of the majority of the votes cast at the Calyxt Special Meeting and entitled to vote on the subject matter. Abstentions and broker non-votes will have no effect on the outcome of the vote on Proposal No. 5.

THE CALYXT BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE AMENDMENT TO THE CALYXT, INC. 2017 OMNIBUS INCENTIVE PLAN.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth certain information related to Calyxt, Inc.’s compensation plans under which shares of Calyxt Common Stock are authorized for issuance as of December 31, 2022:

Plan Category	(A) Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights ($)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by security holders (1)	7,600,659	(2)	7.35	(3)	3,112,568	(4)
Equity compensation plans not approved by security holders (5)	600,000		—		—
Total	8,200,659		7.35		3,112,568

(1)	Includes the Calyxt, Inc. Equity Incentive Plan (2014 Plan) and the 2017 Omnibus Plan (2017 Plan).
(2)

Consists of stock options, Calyxt RSUs, and Calyxt PSUs. No Calyxt PSUs granted in 2019 are included in these amounts since none of them were earned. The number of Calyxt PSUs granted in 2022 included in these amounts consists of the maximum number of shares that participants are eligible to receive if applicable performance metrics are fully achieved under the terms of the outstanding 2022 Calyxt PSUs.

(3)

Represents the weighted average exercise price of stock options outstanding under the 2014 Plan and the 2017 Plan. Does not take into account outstanding Calyxt RSUs and Calyxt PSUs which, when settled, will be settled in shares of Calyxt Common Stock on a one-for-one basis at no additional cost.

(4)

Of these shares, none are available for future issuance from the 2014 Plan and 3,112,568 remain available for future issuance from the 2017 Plan. The total number of Shares available for issuance under the 2017 Plan will be increased on the first day of each Company fiscal year following the effective date of Calyxt, Inc.’s IPO in an amount equal to the least of (i) 4,900,000 Shares, (ii) 5% of outstanding Shares on the last day of the immediately preceding fiscal year or (iii) such number of Shares as determined by the Calyxt Board in its discretion. All these shares are available for issuance other than upon exercise of options, warrants, or rights.

(5)

Includes the Calyxt, Inc. 2021 Employee Inducement Plan (Inducement Plan). In July 2021, Calyxt, Inc. adopted the Inducement Plan, pursuant to which shares of common stock are issuable upon the settlement of Calyxt PSUs granted to Mr. Michael A. Carr in July 2021 as a material inducement to accept employment as Calyxt, Inc.’s President and Chief Executive Officer. The Calyxt PSUs will vest if Calyxt, Inc.’s stock remains above three specified price levels for 30 calendar days over the three-year performance period. The Calyxt PSUs will be settled in unrestricted shares of Calyxt Common Stock on the vesting date.

Proposal No. 6: Non-Binding, Advisory Vote on Merger-Related Named Executive Officer Compensation for Calyxt, Inc.’s Named Executive Officers

Section 14A of the Exchange Act and the applicable SEC rules issued thereunder require that Calyxt, Inc. seek a non-binding, advisory vote from Calyxt Stockholders to approve certain compensation that may be paid or become payable to the Calyxt, Inc. named executive officers in connection with the Transactions, as described in this proxy statement/prospectus in the table titled “Golden Parachute Compensation” under “The Mergers—Interests of Calyxt, Inc. Directors and Executive Officers in the Mergers” beginning on page 145, and including the accompanying footnotes and related narrative discussion.

Accordingly, Calyxt, Inc. is asking Calyxt Stockholders to vote in favor of the following resolution on a non-binding, advisory basis:

“RESOLVED, that the compensation that may be paid or become payable to Calyxt, Inc.’s named executive officers that is based on or otherwise relates to the Mergers, and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in ‘The Mergers—Interests of Calyxt, Inc. Directors and Executive Officers in the Mergers—Golden Parachute Compensation,’ including the footnotes to the table and the related narrative discussion, are hereby APPROVED.”

Calyxt Stockholders should note that approval of the merger-related named executive officer compensation proposal is not a condition to completion of the Mergers, and the vote with respect to the merger-related named executive officer compensation proposal is advisory only and will not be binding on Calyxt, Inc., the Calyxt Board, or Cibus Global. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, if Proposal No. 1 is adopted by Calyxt Stockholders and the Mergers are completed, the merger-related compensation will be payable to Calyxt, Inc.’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the vote on the merger-related named executive officer compensation proposal.

Vote Required

The affirmative vote of a majority in voting power of the votes cast affirmatively or negatively by the holders of Calyxt Common Stock present or represented by proxy at the Calyxt Special Meeting and entitled to vote on the matter is required for approval of Proposal No. 6. Abstentions and broker non-votes will have no effect on Proposal No. 6.

Recommendation of Calyxt Board

THE CALYXT BOARD UNANIMOUSLY RECOMMENDS THAT CALYXT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 6 TO APPROVE ON A NON-BINDING, ADVISORY BASIS, THE MERGER-RELATED NAMED EXECUTIVE OFFICER COMPENSATION DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS.

Proposal No. 7: Approval of possible adjournment of the Calyxt Special Meeting

At the Calyxt Special Meeting, Calyxt Stockholders will be asked to consider and vote upon a proposal to approve one or more adjournments of the Calyxt Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of one or more of the proposals presented to Calyxt Stockholders.

If the number of shares of Calyxt Common Stock present or represented by proxy at the Calyxt Special Meeting voting in favor of one or more of the proposals presented to Calyxt Stockholders is insufficient to approve such proposal at the time of the Calyxt Special Meeting, then Calyxt, Inc. may move to adjourn the Calyxt Special Meeting in order to enable the Calyxt Board to solicit additional proxies in respect of such proposals. In that event, Calyxt Stockholders will be asked to vote only upon the adjournment proposal, Proposal No. 7, and not on any other proposal.

Calyxt, Inc. currently does not intend to propose adjournment at the Calyxt Special Meeting if there are sufficient votes to approve each of the proposals presented to Calyxt Stockholders.

Vote Required

The affirmative vote of a majority in voting power of the votes cast affirmatively or negatively by the holders of Calyxt Common Stock present or represented by proxy at the Calyxt Special Meeting and entitled to vote on the matter is required for approval of Proposal No. 7. Abstentions will have no effect on Proposal No. 7. Because Proposal No. 7 is considered a routine matter, it is expected that there would not be any broker non-votes.

Recommendation of Calyxt Board

THE CALYXT BOARD UNANIMOUSLY RECOMMENDS THAT CALYXT STOCKHOLDERS VOTE “FOR” PROPOSAL NO. 7 TO APPROVE THE ADJOURNMENT OF THE CALYXT SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE NOT SUFFICIENT VOTES IN FAVOR OF ONE OR MORE OF THE PROPOSALS PRESENTED TO CALYXT STOCKHOLDERS.

CALYXT BUSINESS

Company Overview

Calyxt, Inc. was founded in 2010 and incorporated in Delaware. Calyxt is a plant-based synthetic biology company. Calyxt leverages its proprietary PlantSpringTM technology platform to engineer plant metabolism to produce innovative, high-value and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. Calyxt’s primary focus and commercialization strategy is on engineering synthetic biology solutions through its PlantSpring technology platform for manufacture using its proprietary and differentiated BioFactory™ production system for a diverse base of target customers across a range of end markets, including the cosmeceutical, nutraceutical, and pharmaceutical industries. Calyxt also commercializes its PlantSpring technology platform by licensing elements of the platform and historically developed traditional agriculture seed-trait product candidates, as well as selectively developing product candidates for customers in traditional agriculture.

The production of Calyxt’s plant-based chemistries occurs in its proprietary BioFactoryTM production system. This strategic initiative was announced in October 2021. In the context of Calyxt’s PlantSpring technology platform and BioFactory production system, the term “sustainable”, as used in this proxy statement/prospectus, refers to the plant-based chemistry production methods that use plant biomass as a raw material and are therefore renewable and do not completely use up or destroy natural resources.

Calyxt also out-licenses elements of the PlantSpring technology platform, has historically developed seed-trait product candidates for the traditional agriculture market, and may selectively develop products for customers in traditional agriculture. For example, in the third quarter of 2021, Calyxt announced it had entered into a research collaboration with a global food ingredient manufacturer based in Asia to develop an improved soybean capable of producing oil that would serve as a commercial alternative to palm oil.

Calyxt was previously focused on the development of traits for traditional agriculture that it planned to commercialize using either a vertically integrated or licensing business model. Calyxt’s first commercial product, a high oleic soybean, was launched in this manner in the first quarter of 2019. In August 2020, Calyxt announced it was winding down the vertically integrated soybean product line. The wind-down of this product line was completed in late 2021 with the final sales of soybean grain to a large soybean processor. Calyxt’s second product, an improved digestibility alfalfa, was developed with and licensed to S&W Seed Company (S&W). S&W is pursuing regulatory clearance for their product candidate and is targeting commercialization in 2023 at which time Calyxt expects to begin to receive initial royalty payments. Calyxt intends to use this licensing strategy for other historically developed, traditional agriculture seed-trait product candidates.

Calyxt has historically operated in a single segment primarily within the United States and its assets are located within the United States.

Prior to its initial public offering (IPO) on July 25, 2017, Calyxt was a wholly owned subsidiary of Cellectis S.A. (Cellectis). As of December 31, 2022, Cellectis owned 49.1% of issued and outstanding Calyxt Common Stock. Cellectis has certain contractual rights as well as rights pursuant to the Calyxt Certificate of Incorporation and Calyxt Bylaws, in each case, for so long as it maintains threshold beneficial ownership levels in Calyxt, Inc.’s shares. See “Risk Factors—Risks Related to Calyxt—Risks Related to Ownership of Calyxt Common Stock if the Mergers Are Not Completed—If the Mergers do not close for any reason, Cellectis will continue to possess rights that prevent other stockholders from influencing significant decisions.”

On September 22, 2022, Calyxt announced that the Calyxt Board had begun evaluating potential strategic alternatives to maximize shareholder value, including financing alternatives, merger, reverse merger, other business combinations, sale of assets, licensing, or other transactions.

On January 13, 2023, Calyxt and Merger Subsidiary entered into the Merger Agreement with Cibus Global and certain other parties thereto.

Pursuant to the Merger Agreement, following the Transactions, Calyxt will be organized in an “Up-C” structure and re-named “Cibus, Inc.” and its only material asset will consist of common units of Cibus Global. If the Transactions are completed, the business of Cibus will continue as the primary business of the Combined Company and the equity holders of Cibus Global will own a substantial majority of the issued and outstanding Calyxt Common Stock.

The Closing is subject to the approval of Calyxt Stockholders, the approval of Cibus Global’s members, the receipt of required regulatory approvals (to the extent applicable) and satisfaction of other customary closing conditions. The Closing is currently expected to occur in the second quarter of 2023.

In connection with the Transactions, beginning at the earlier of March 15, 2023 and the date Calyxt’s unrestricted cash balance first drops below $1,500,000, Calyxt, Inc. can request, and Cibus Global has agreed to provide, an unsecured, interest-free revolving line of credit of up to $3,000,000 in cash, which amount may be increased to $4,000,000 if Cibus elects to extend the Outside Date to June 30, 2023. Funds can be drawn by Calyxt in $500,000 increments and may only be used to fund operating expenses incurred in the ordinary course of business consistent with past practice and consistent with the negative covenants in the Merger Agreement. The full outstanding balance of the Interim Funding will be reduced to zero in connection with the Closing, if the Transactions are consummated. The full outstanding balance of the Interim Funding will be forgiven by Cibus Global if the Merger Agreement is terminated for any reason other than certain under certain conditions, as detailed in the Merger Agreement. The Interim Funding is subject to acceleration in connection with certain bankruptcy events.

As a result of Calyxt’s substantially narrowed operational focus and in light of the available Interim Funding from Cibus Global in connection with the proposed Transactions, Calyxt believes it has sufficient cash to fund operations through the end of the second quarter of 2023.

If, for any reason, the Transactions are not completed, Calyxt will reconsider its available alternatives at such time and could pursue one of the following courses of action, which Calyxt currently believes to be the most likely alternatives:

•

Dissolve and liquidate. Calyxt may decide to dissolve and liquidate its assets. In such a circumstance, Calyxt would be required to pay all of its debts and contractual obligations and to set aside certain reserves for potential future claims. In light of Calyxt’s current capital resources, it is highly unlikely, in this case, that substantial resources, if any, would be available for distributions to stockholders.

•

Pursue another strategic transaction. Calyxt may decide to resume the process of evaluating a potential merger, reorganization or other business combination transaction or to sell or otherwise dispose of certain of Calyxt’s assets. Any of these alternatives would be costly and time-consuming and would require that Calyxt obtain additional near-term funding in parallel to, or as part of, such a strategic transaction. Calyxt expects that it would be difficult to secure such funding in a timely manner, on favorable terms or at all.

•

Operate the business. Although substantially less likely than the alternatives above, the Calyxt Board could elect to seek to continue to operate Calyxt’s business. This alternative would require that Calyxt obtain additional near-term funding, which Calyxt expects would be difficult to secure in a timely manner, on favorable terms or at all. If pursued, Calyxt would likely need to significantly delay or further scale back operations beyond its already narrowly focused operational activities.

Current Operational Focus

Prior to the announcement of the Transactions, Calyxt’s primary focus was on the development of synthetic biology products for its customers using its PlantSpring technology to develop various plant-based chemistries for production in its proprietary BioFactory production system. In light of the proposed Transactions and recent capital resource constraints, Calyxt has substantially scaled back its operations and has focused its current business activities on ensuring it has cash sufficient to achieve a closing of the proposed Transactions. Accordingly, Calyxt’s management has implemented cost reduction and other cash-focused measures, including reduction of headcount, reductions of capital expenditures, and renegotiation or termination of professional services agreements. To conserve cash, Calyxt has also strategically evaluated its arrangements with suppliers and service providers and has, in several instances, transitioned such relationships to lower cost alternative providers.

In limiting operations to core activities, Calyxt has focused its continuing operations on

•	scaling production of a single Plant Cell MatrixTM (PCMTM) structures with its manufacturing partner, Evologic;

•	licensing efforts with respect to its PlantSpring technology and plant traits, including the TALEN™ technology; and

•

continuing to progress its three current customer projects—(1) its research collaboration with a leading global food ingredient manufacturer to develop a soybean trait to serve as an alternative to palm oil, (2) its plant-based chemistry pilot project for a major consumer packaged goods company, and (3) supporting late-stage development activities for its improved digestibility alfalfa trait, which was developed with and licensed to S&W Seed Company.

Calyxt has suspended non-core activities, such as efforts toward the development and integration of AIML capabilities and the initiation, development and commercialization of additional synthetic biology products, or chemistries, beyond those involved in the continuing operations identified above.

The PlantSpring Technology Platform and Calyxt’s Development Process

The PlantSpring technology platform is founded on Calyxt’s more than a decade of experience engineering plant metabolism and incorporates its scientific knowledge and its proprietary systems, tools and technologies. PlantSpring also has the potential to incorporate AIML capabilities.

PlantSpring offers the potential to unleash the natural capabilities of plants—the original biological systems—and make available commercial innovations that produce unique plant-based chemistries from plant species, including rare or undomesticated species, in a manner that Calyxt believes is more robust and sustainable than other methods of production.

Plants naturally produce many chemistries that may be valuable inputs for end products. Of the approximately 170,000 known and classified compounds derived from plants, bacteria, and fungi, approximately 78 percent are derived from plants. Moreover, some estimates suggest that there may be up to one million additional chemical compounds yet to be discovered.

However, the yield of plant-based chemistries that occurs naturally may be insufficient for commercialization using traditional production methods, the plant that produces the chemistry may be scarce in nature or difficult to harvest, or there may be a socioeconomic concern with the harvest of the plant producing the chemistry. Additionally, the quality or quantity of a natural plant chemistry may be inconsistent, varying considerably over each variety, harvest, or field, and can be impacted by different contaminants in the soil where grown.

In PlantSpring, Calyxt identifies metabolic pathways to produce plant-based chemistries, designs strategies to reprogram host cells, engineers plant cell metabolism to optimally produce targeted compounds or plant traits.

Calyxt uses an efficient development process to deliver innovation through the PlantSpring technology platform, leveraging its extensive knowledge of plants and their metabolism when developing a plant-based chemistry or plant trait. Calyxt’s synthetic biology product development process is comprised of three primary stages: Design, Engineer, and Verify, and activities within each stage are as follows:

•

Design – identify metabolic pathways to produce the target compound and the genes controlling these pathways, develop strategies for the optimized expression of the target genes, and design the technical approach to achieve the production of the targeted compound or trait. A metabolic pathway is a linked series of chemical reactions occurring within a cell. The reactants, products, and intermediates of an enzymatic reaction are known as metabolites, which are modified by a sequence of chemical reactions catalyzed by enzymes.

•	Engineer – direct changes in the plant cells using one or more genetic transformation and plant tissue culture techniques, and enhancements of genes in that plant species.

•

Verify – use a combination of analytical tools to verify the compound or trait produced against the intended specification. The analytical tools used include natural product chemistry, metabolomics, genomics, gene expression tools, and other analytics.

The typical timeline to complete the Design-Engineer-Verify process is currently estimated at 12 months. Calyxt is in the process of scaling plant-based chemistry production beyond the laboratory with its third-party manufacturing partner, Evologic.

Commercialization Strategies

Calyxt contemplates three commercialization strategies for its PlantSpring technology platform: (i) the development and sale of high-value synthetic biology products from Calyxt’s proprietary BioFactory production system, (ii) the licensing of elements of the PlantSpring technology platform and historically developed, traditional agriculture seed-trait product candidates, and (iii) selective product development for customers in traditional agriculture. In light of Calyxt’s capital resource constraints, the implementation of these strategies has been limited to implementation of the core activities described under “—Current Operational Focus.”

The BioFactory Production System

The BioFactory production system is a bioreactor-based production system that is designed to be capable of continuous production of plant-based chemistries. The bioreactor can be of any size depending upon factors including yield and titer necessary to reach the required commercial scale. For production, multicellular PCMTM structures are placed inside the bioreactor, and growth media provides the PCM structures with nutrition. A PCM structure is a living system of various cell types, which is designed to emulate the intercellular metabolism of an entire plant, that grows over time and produces and stores, or excretes, the target chemistries. The growth media is the feedstock of the BioFactory production system and contains the essential inputs to support growth of the PCM structures and necessary chemistry production.

In 2022, Calyxt signed an agreement with an infrastructure partner, Evologic. Under the terms of the agreement, Evologic will work alongside Calyxt to grow and scale Calyxt’s proprietary PCM structures and is currently scaling one PCM for Calyxt.

In combination with Calyxt’s Design-Engineer-Verify stages of the development process, Calyxt estimates that the timeline to achieve commercial availability of a potential product is currently approximately 36 months, subject to potential regulatory extensions for certain industries.

As a result, Calyxt believes that in combination its PlantSpring technology platform and its BioFactory production system are capable of unlocking the power of plants to produce high value and complex plant-based chemistries and plant traits that are finite, are difficult to source sustainably, and may not be able to be produced through other production systems or cannot be produced as efficiently in single cell plant culture systems.

Technology Licensing & Product Development for Agriculture

Calyxt maintains the capability to implement broad technology licensing arrangements and to selectively develop agricultural products. Potential commercial opportunities include the licensing of elements of the PlantSpring technology platform as well as historically developed, traditional agriculture seed-trait product candidates.

With respect to licensing opportunities for select elements of the PlantSpring technology platform, the opportunities span Calyxt’s intellectual property portfolio built for more than a decade as a leading plant-based biotechnology company, including multiple gene editing platforms, plant breeding, and other capabilities. Calyxt’s PlantSpring technology platform has been utilized to drive industry-leading modernization of the hemp species, including improved characteristics for protein and oil production and use in advanced materials. Hemp can also contribute to enhancing a wide variety of materials, including strengthening plastics, reducing petroleum-based content, and providing greater strength and longevity compared to other plant-based fabrics like linen or cotton. Calyxt has successfully transformed the hemp genome and also has produced “pollen-proof” (seedless) hemp with its triploid breeding technology. Combined, Calyxt’s hemp advancements offer significant potential advantages in innovation, crop management, and harvest yield.

Additional technology-licensing activity may also continue in connection with the licensing of historically developed, traditional agriculture seed-trait product candidates, including soybeans with improved fatty-acid profiles; an improved digestibility alfalfa, which has been licensed for commercialization to S&W; wheat with a higher fiber content than traditionally bred varieties, and its second generation soybean product, which has an improved fatty acid profile compared to commodity soybeans and Calyxt’s initial soybean product launched in 2019. Among Calyxt’s other development successes are a soybean with improved flavor to help enable wider adoption for plant-based protein applications and controlling the production of storage sugars in potatoes to improve fry quality and reduce acrylamide. While Calyxt will pursue licensing opportunities for these product candidates, it does not intend to invest in further development until specific licensee customers are contracted with.

The potential to opportunistically develop seed-trait product candidates for customers focused on traditional outdoor agriculture market also remains. In 2021, Calyxt entered into a research collaboration with a global food ingredient manufacturer based in Asia to develop an improved soybean capable of producing an oil that would serve as a commercial alternative to palm oil. The food ingredient manufacturer is funding Calyxt’s development costs over the term of the agreement and holds an option for future development and commercialization. Calyxt achieved the first $100,000 milestone payment in the fourth quarter of 2022, with the overall project scheduled for completion in the first quarter of 2024, at which time the second milestone payment of $100,000 would be due.

To manage prioritization of resources and to drive returns on its investment, Calyxt has developed a set of criteria by which all agricultural seed trait licensing and seed trait development opportunities are evaluated, which include the size of the overall opportunity, the nature of the product to be developed, and the amount of cash it expects to receive both up front and over time. At present, no new investments are being made in light of the limited implementation of Calyxt’s core activities described under “—Current Operational Focus.”

Research and Development

Calyxt’s proprietary technologies and intellectual property portfolio are focused on the PlantSpring technology platform, the BioFactory production system, TALEN, and other adjacent technologies, data analytics, plant breeding, systems, and work processes.

Calyxt’s R&D team has technical expertise primarily in biochemistry, bioinformatics, chemistry, genetics and genetic engineering, molecular biology, plant physiology, tissue culture techniques, and other related fields. Calyxt’s R&D activities are conducted principally at its Minnesota facility.

Historically, Calyxt’s R&D cash usage has included investments in the development, enhancement and deployment of AIML capabilities, expenses to continue to enhance the capabilities of its PlantSpring technology platform and BioFactory production system, and various expenses and capital expenditures to expand its BioFactory production system from lab through various pilot vessel sizes.

In light of Calyxt’s capital resource constraints, it has limited R&D cash usage. Calyxt’s current R&D cash usage primarily consists of expenses to continue to scaling production of a single PCM structure with its manufacturing partner, Evologic.

Calyxt has made substantial investments in R&D. For more information on R&D expenses, see Calyxt’s consolidated financial statements and related notes starting on page F-4.

Market and Industry Overview

Calyxt believes that its technology platforms have the potential to revolutionize how the world uses plants, providing innovation opportunities in the space where customers’ needs to consume finite resources and their enhanced focus on the sustainability of the planet intersect. The global economy today faces numerous sustainability challenges, as evidenced by metrics such as carbon pollution, water scarcity, and soil erosion. To address their sustainability goals, many companies must produce products differently, and plant–based chemistries represent a differentiated and a more sustainable alternative to many products and materials in use today. More than 20 percent of the world’s 2,000 largest public companies have committed to carbon-neutrality, supporting a shift to plant-based solutions.

The synthetic biology industry has expanded significantly over the past several years. New companies are being formed, investment capital is being deployed, and the number of public exits for once-private synthetic biology companies have accelerated. Companies within this group are pursuing novel methods of production to replace current approaches to the production of various compounds or products. Examples of such compounds include plant-based proteins, colorants, advanced materials, pharma-grade products (such as vaccine adjuvants and antibiotics), and many others. Calyxt believes it is the only company in the synthetic biology industry that has exclusively used plants as its core innovation species, with most competitors focused on single-cell organisms including yeast, bacteria (such as e coli), and algae.

Calyxt believes that potential end markets for plant-based sustainable solutions are broad and diverse because plant-based synthetic biology can be used to produce compounds and products with many desirable sustainability features. These end markets include the cosmeceutical, nutraceutical, and pharmaceutical industries.

Intellectual Property

Intellectual property protection is key to Calyxt. As of December 31, 2022, Calyxt’s patent estate is composed of patents and patent applications owned by Calyxt and in-licensed from other parties. Most of the in-licensed patents and patent applications are licensed from Cellectis or the University of Minnesota. The license from Cellectis includes technologies invented at Cellectis, technologies invented by Calyxt when it was a wholly owned subsidiary of Cellectis, and technologies licensed to Cellectis from third parties. Calyxt also has access to additional patents and patent applications through in-licensing agreements with other research institutions and universities.

Calyxt’s patent portfolio is categorized into three major platforms: PlantSpring, BioFactory and other products, and Licensing. Some patents and patent applications are applicable to multiple platforms, and as such are included in multiple categories.

The PlantSpring platform elements of Calyxt’s patent portfolio is intellectual property used with its PlantSpring platform and includes gene-editing technologies and hemp breeding technologies. This portion of Calyxt’s patent portfolio includes more than 160 patents and patent applications worldwide.

The BioFactory and products platform elements of Calyxt’s patent portfolio includes outputs from its BioFactory, gene edited crops, and its PCM structures. This portion of Calyxt’s patent portfolio includes approximately 45 patents and patent applications worldwide.

The technologies available for licensing within Calyxt’s patent portfolio includes in-licensed technology and Calyxt-originated IP, and includes gene-editing technologies (e.g., TALEN®), gene-edited traits for agriculture, and hemp breeding technologies. This portion of Calyxt’s patent portfolio includes approximately 490 patents and patent applications worldwide.

Calyxt is actively involved in the prosecution and protection of its technology. Calyxt’s global patent portfolio includes 67 patent families comprised of 369 patents and 113 patent applications. Of those patents, 47 have been issued in the United States, with the remaining issued in key geographies outside the United States, primarily Europe, Japan, and China. This number also includes European patents validated in individual European countries. Of those patent applications, 26 are pending in the United States, with the remaining pending as international applications or country-specific applications in key geographies outside the United States.

Individual patent terms extend for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance, and the legal term of patents in the countries in which they are obtained. The issued patents that Calyxt has licensed in will expire on dates ranging from 2023 to 2037. If patents are issued on the pending patent applications owned by Calyxt or that it has in-licensed, the resulting patents are projected to expire on dates ranging from 2023 to 2043. Calyxt does not believe that the expiration of any patents expected to occur during 2023 would have a material effect on Calyxt’s business, including any impact on its future operations and financial position. For more information regarding the risks related to Calyxt’s intellectual property, please see “Risk Factors—Risks Related to Calyxt—Risks Related to Calyxt’s Intellectual Property.”

License Agreement with Cellectis

Through its license agreement with Cellectis, Calyxt has access to intellectual property that broadly covers the use of engineered nucleases for plant gene editing. This intellectual property covers methods to edit plant genes using “chimeric restriction endonucleases,” which include TALEN, CRISPR/Cas9, zinc finger nucleases, and some types of meganucleases. Calyxt believes this umbrella intellectual property applies broadly across gene editing in plants and makes this license an important element in the gene editing intellectual property space.

Under its license agreement with Cellectis, Calyxt has exclusive sublicense rights (subject to existing non-exclusive sublicenses to third parties) to intellectual property exclusively licensed to Cellectis from the University of Minnesota in the field of researching, developing, and commercializing agricultural and food products, including traits, seeds, and feed and food ingredients (excluding any application in connection with animals or animal cells). These patent applications cover the use of DNA replicons for gene editing.

Calyxt has also been granted a non-exclusive license to use the TALEN trademark in connection with its use of licensed products under the agreement. Any improvements it makes to the in-licensed intellectual property are owned by Calyxt and licensed back to Cellectis on an exclusive basis for any use outside of its exclusive agricultural field of use. The exclusivity of Calyxt’s license agreement with Cellectis is subject to certain non-exclusive licenses Cellectis granted to third parties in the field of research.

In consideration for the license from Cellectis, Calyxt is required to pay to Cellectis, on a product-by-product and country-by-country basis, a royalty of three percent of net sales less certain items as defined, including costs for grain and seed of any products that are covered by the patents licensed from Cellectis. In addition, Calyxt is required to pay Cellectis 30 percent of revenue it receives for sublicensing its rights under the agreement to third parties. Calyxt’s payment obligations to Cellectis will expire upon the expiration of the last-to-expire valid claim of the patents licensed to Calyxt by Cellectis.

Under Calyxt’s license agreement with Cellectis, and as between the parties, Cellectis has the first right to control the prosecution, maintenance, defense and enforcement of the licensed intellectual property and Calyxt will have the right to step in and assume such control with respect to the patents owned by Cellectis and exclusively licensed to it under the agreement if Cellectis elects to not prosecute, maintain, defend, or enforce such patents. In certain circumstances, if Cellectis elects to abandon any patents owned by Cellectis and exclusively licensed to Calyxt under the agreement, it has the right to assume ownership of such patents. In addition, some of the intellectual property that is licensed to Calyxt by Cellectis consists of a sublicense of intellectual property originally licensed to Cellectis by the University of Minnesota. Calyxt’s license from Cellectis is subject to the license agreement between the University of Minnesota and Cellectis and should its activities under such sublicense violate the license agreement between Cellectis and the University of Minnesota, Calyxt is responsible for any related damages that Cellectis may incur. In addition, Calyxt is required to reimburse Cellectis for any payments made by Cellectis to the University of Minnesota pursuant to the license agreement between the University of Minnesota and Cellectis to the extent that such payments are required to be made as a result of its applicable activities. Under the license agreement between Cellectis and the University of Minnesota, the University of Minnesota has the first right to control the prosecution and maintenance of the licensed intellectual property.

Calyxt’s license agreement with Cellectis is perpetual. However, the agreement may be terminated at any time upon the mutual written agreement of both parties, either party’s uncured material breach of the agreement, or upon certain bankruptcy and insolvency related events.

License Agreement between Cellectis and Regents of the University of Minnesota—TALEN

In January 2011, Cellectis entered into an exclusive license agreement with the University of Minnesota, which was amended in 2012, 2014 and 2015. Pursuant to the agreement, as amended, Cellectis and its affiliates were granted an exclusive, worldwide, royalty-bearing, sublicensable license, under certain patents and patent applications owned by the University of Minnesota, to make, use, sell, import, and otherwise dispose of products covered by the licensed patents, in all fields of use. These licensed patents relate to TALEN molecules and their use in gene editing.

Pursuant to the agreement, with respect to the agricultural field, Cellectis is required to pay to the University of Minnesota an annual fee, as well as a commercialization fee for every seed variety containing new traits developed using the licensed technology. Cellectis is also required to pay the University of Minnesota milestone payments based on the net sales of licensed products in the agricultural field. Cellectis must also pay the University of Minnesota certain patent-related expenses for prosecuting and maintaining the licensed patents; and under Calyxt’s license agreement with Cellectis, it is obligated to reimburse Cellectis for these prosecution costs.

The agreement will expire upon the expiration of the last to expire valid claim of the licensed patents. The University of Minnesota may terminate the agreement upon advance written notice in the event of the insolvency or bankruptcy of Cellectis, and immediately upon written notice if Cellectis challenges the validity or enforceability of any licensed patent in a court or other applicable authority. Cellectis and the University of Minnesota may terminate the agreement by written notice in the event of the other party’s breach that has not been cured within a specified number of days after receiving notice of such breach.

Trademarks

As of December 31, 2022, Calyxt had four registered trademarks in the United States.

Government Regulation and Product Compliance

Calyxt’s PlantSpring technology platform and its BioFactory production system operate in contained environments without the need for outdoor cropping systems. Any regulated materials used under this process, such as specific bacteria, are therefore subject to well-defined regulations in the United States.

Calyxt’s development and production processes involve the use, generation, handling, storage, transportation and disposal of hazardous chemicals and regulated biological materials. Calyxt is subject to a variety of federal, state, and local laws, regulations and permit requirements governing the use, generation, manufacture, transportation, storage, handling and disposal of these materials in the United States. In the future, to the extent Calyxt may operate or sell its products outside the United States, Calyxt would be subject to corresponding international laws and regulations. These laws, regulations and permits can require expensive fees, exposure or pollution control equipment or operational changes to limit actual or potential impact of Calyxt’s technology on the environment and violation of these laws could result in significant fines, civil sanctions, permit revocation or costs from environmental remediation. Future developments, including the commencement of or changes in the processes relating to commercial manufacturing of one or more of Calyxt’s products, more stringent environmental regulation, policies and enforcement, the implementation of new laws and regulations or the discovery of unknown environmental conditions, may require expenditures that could have a material adverse effect on Calyxt’s business, results of operations or financial condition.

Hemp, as defined in the 2018 Farm Bill as Cannabis sativa containing a delta-9 tetrahydrocannabinol (THC) concentration of not more than 0.3 percent on a dry weight basis, has been removed from the United States Federal Controlled Substances Act and is legally distinct from marijuana/cannabis, which is Cannabis sativa containing a THC concentration of more than 0.3 percent on a dry weight basis. Hemp is recognized as an agricultural crop by the United States federal government. Federal and state laws and regulations on hemp address production, monitoring, manufacturing, distribution, and laboratory testing to ensure that that the hemp has a THC concentration of not more than 0.3 percent on a dry weight basis. Federal laws and regulations also address the transportation or shipment of hemp or hemp products.

Consistent with the 2018 Farm Bill, the Minnesota Department of Agriculture (MDA) operates a Hemp Program under its USDA approved Minnesota state plan. This plan establishes that a commercial hemp production license is required for growing and processing of hemp in the State of Minnesota. Calyxt holds an MDA Hemp Program License and has implemented an internal hemp compliance system including procedures, quality control and internal audits. USDA and/or MDA may audit Calyxt at any time for compliance with license requirements.

Additionally, Calyxt has obtained USDA permits for specific regulated materials (e.g., bacteria) that are used as part of its PlantSpring technology platform and BioFactory production system. Calyxt has implemented the required compliance system in order to meet USDA permit conditions and ensure adequate documentation is in place. The USDA may audit Calyxt at any time for compliance with permit requirements.

The BioFactory production system has the capability of producing a diverse range of plant-derived compounds that may be used for applications in cosmeceuticals, nutraceuticals, pharmaceuticals, and more. As Calyxt delivers these valuable compounds to its customers, each customer will be responsible for determining for which applications the compounds are utilized and such customer-determined specific uses will determine applicable regulatory requirements. It is anticipated that because Calyxt’s customers would incorporate the purchased compounds into their existing product development processes and areas of applications, the customers will be best positioned to apply their specific expertise in the field to establish regulatory compliance and determine any additional requirements.

Calyxt also expects to continue to license its technology and develop seed traits for agricultural customers based on their needs. This would include the use of gene editing in crops for outdoor use. Neither Calyxt, nor its commercial partners, currently deploy Calyxt’s technology for use outside of the United States with the exception of Calyxt’s High Oleic Soybean product, which in addition to having clearance from the USDA and FDA, also has clearance from the Canadian Food Inspection Agency and Health Canada for use in Canada. In today’s global market, overall business development strategy for plant biology companies depends, in part, on the availability of regulatory clearance in strategic export markets, which enables broader flexibility for product expansion and is a key consideration in evaluating global trade opportunities. Regulatory predictability is critical in order to establish accurate product launch strategies. The costs of achieving clearance in foreign countries is often high, due to stricter regulatory environments than the United States, and there can be no assurance Calyxt will be granted clearance on favorable terms, if at all.

Under Calyxt’s partner-driven model, agricultural customers would likely be contractually responsible for obtaining the needed global regulatory clearance for agricultural products developed by Calyxt or using its licensed technology. Accordingly, outside of permitting expenses incurred in the ordinary course of business, Calyxt does not expect compliance with government regulations, including environmental regulations, to have a material effect on Calyxt’s capital expenditures, earnings, or competitive position.

Competition

The market for more sustainably produced products is highly competitive. Competition in synthetic biology is largely from fermentation-based companies who generally pursue the development of compounds by combining a single cell organism like a microbe, bacteria, or yeast with another organism’s DNA to achieve a desired result. These compounds are then marketed by third parties or directly by the fermentation company. These organizations may have substantially larger budgets for R&D, product commercialization, and regulatory process management and greater available capital resources.

Through its technology licensing, Calyxt believes that it faces competition from large agricultural biotechnology, seed, and chemical companies, certain of which have been actively involved in new trait discovery, development, and commercialization. Many of Calyxt’s competitors—particularly large chemical companies—have substantially larger budgets for R&D, product commercialization, and regulatory process management as well as substantially greater access to capital. Trait research and development companies as well as research universities and institutions are competitors that typically focus on a limited number of traits and do not generally have the product development, gene editing technologies, and regulatory infrastructure necessary to bring traits to market. They generally out-license trait technologies to large industry players with in-house development and regulatory capabilities at a relatively early stage of development.

Calyxt competes based on its expertise and the precision, specificity, cost effectiveness and development speed of its proprietary technologies. Nevertheless, certain of Calyxt’s competitors are more established in the synthetic biology industry and many of Calyxt’s current or potential competitors, either alone or with their R&D or collaboration partners, have significantly greater financial resources and expertise in R&D, manufacturing, testing, and marketing approved products than Calyxt.

Calyxt’s commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products faster, with lower research costs than Calyxt.

Human Capital

As of December 31, 2022, Calyxt had 48 employees, 30 of whom were in R&D. None of Calyxt’s employees are represented by a labor union or covered by a collective bargaining agreement. Calyxt considers its relationship with employees to be good.

Calyxt’s employees are a critical asset. Recognizing the core importance of its personnel, Calyxt has sought to provide:

•	competitive wages and benefits,

•	support to employees by promoting health and safety,

•	training and development that builds technical and professional skills, and

•	a culture of compliance that focuses on adhering to its code of conduct and business ethics and labor policy at all levels.

Calyxt values and celebrates the diversity of its employee base and provides regular opportunities to learn about contributions of various ethnic and minority groups on the culture and achievements of the United States, including scientific advancements.

Human capital management strategies have been developed collectively by senior management and are overseen by the Calyxt Board. Calyxt is committed to efforts that ensure that the workplace is respectful, equitable, ethical, and fosters an inclusive work environment across its workforce. This commitment has been reinforced through required diversity and inclusion trainings for all employees.

In connection with Calyxt’s cost reduction measures, Calyxt has undertaken headcount reductions, primarily in the first quarter of 2023. As of January 31, 2023, Calyxt had 28 full-time employees, of which ten employees are within Calyxt’s administrative, legal and finance functions.

Seasonality

Calyxt maintains the capability to implement broad arrangements for technology licensing and product development for agriculture. Technology licensing opportunities span Calyxt’s intellectual property portfolio built over more than a decade as a leading plant-based biology company, including multiple gene editing platforms, plant breeding, and other capabilities. Calyxt may be exposed to the impact of seasonality that exits with traditional agriculture depending on the arrangement.

Corporate Information

Calyxt incorporated in Delaware on January 8, 2010, and its largest stockholder is Cellectis. Calyxt’s principal executive offices are located at 2800 Mount Ridge Road, Roseville, Minnesota 55113, United States of America, and its telephone number is +1 (651) 683-2807. Calyxt also maintains a website at www.calyxt.com. The information contained in, or that can be accessed through, its website is not part of this proxy statement/prospectus.

Legal Proceedings

Calyxt is not a party to any material pending legal proceedings as of December 31, 2022. From time to time, Calyxt may be involved in legal proceedings arising in the ordinary course of business.

CIBUS BUSINESS

For the purposes of this section, references to “us,” “our,” “we” and derivations thereof refer to Cibus Global.

BUSINESS OVERVIEW

Cibus® is a leading agricultural technology company that develops and licenses plant traits to seed companies for royalties. The company is a technology leader in developing plant traits (or specific genetic characteristics) using gene editing. Its primary business is using gene editing to develop Productivity Traits in the major agricultural crops: Canola, Rice, Soybean, Corn and Wheat. Productivity Traits are crop traits that improve crop yields and make farmers more productive, thereby driving greater farming profitability. They do this in several ways such as making plants resistant to diseases or pests, thereby reducing the use of chemicals like fungicides and insecticides, enabling plants to process nutrients more efficiently, thereby reducing the use of fertilizers, and making crops more adaptable to their environment and to climate change. In addition, Cibus is a leader in the development of sustainable low carbon ingredients to help major corporations meet their Net Carbon Zero climate goals.

Founded in 2001, Cibus has developed a proprietary core technology platform called the Rapid Trait Development System (RTDS®). RTDS is covered by over 400 patents or patents pending. RTDS is the underlying technology platform for Cibus’ Trait Machine™: the first standardized end-to-end semi-automated crop specific gene editing system that directly edits seed companies’ elite germplasm. It is a timebound, reproducible and predictable science-based breeding process.

Cibus believes that RTDS and the Trait Machine represent the technological breakthrough in plant breeding that is the ultimate promise of plant gene editing: the ability to materially change the productivity of the breeding process that currently averages more than a decade. The Trait Machine materially changes not only the scale and speed of the breeding process, but it also exponentially changes the range of possible genetic solutions from breeding and with it, the capability to develop desired characteristics or traits needed for greater farming sustainability and food security. Cibus is currently completing construction of the first stand-alone production facility housing the Trait Machine (the Trait Machine Facility). When the Trait Machine Facility is completed, it is expected to initially be operational for Canola, Rice and Soybean. Cibus’ technologies and trait products are accelerating agriculture’s jump to a climate smart, more sustainable crop production system and industry’s move to sustainable low carbon ingredients.

Cibus currently has a pipeline of six traits. Four of the six traits are applicable to multiple crops. Three of the traits are fully developed and have begun shipping. In the first quarter of 2023, Cibus successfully transferred its Pod Shatter (PSR) trait in the elite germplasm of a leading Canola seed company for commercialization. In addition, in the first quarter of 2023, Cibus transferred two different herbicide tolerance traits in the elite germplasm of a leading Rice seed company for commercialization. Cibus already has ten different leading seed company customers for its PSR trait in Canola. It expects to transfer its PSR trait in the elite germplasm of these seed companies by the end of the second quarter of 2024.

Cibus sees its business as the start of the gene editing industry—an industry characterized by high throughput gene editing facilities serving as extensions of plant breeding operations for seed company customers. Cibus is the leader in this vision. Cibus and its Trait Machine do not compete with breeding operations, they augment them. Cibus provides traits that it edits in the elite germplasm of its customers for commercialization. Its role is to improve the efficiency and effectiveness of developing the complex traits needed to address agriculture’s (and, farmers’) most pressing productivity issues. Importantly, Cibus and its Trait Machine provide the ability to efficiently gene edit these new traits directly into elite germplasm of any of the major crops.

Toward this vision, Cibus now has a pipeline of six traits, including three fully developed gene edited traits products, it has leading seed company partners/customers, it has completed the transfer of its first three traits in the elite germplasm of customers in two different crops, and it is completing the industry’s first trait production facility.

Cibus believes that this is the Future of Breeding™.

WHAT EXACTLY ARE PLANT GENETICS OR GENE EDITING? WHAT DIFFERENTIATES CIBUS?

Background on the Plant Genetics Industry.

Plant genetics is the study of genes, genetic variation, and heredity specifically in plants, seeds or germplasm. Germplasm is the term used to describe the seeds, plants, or plant parts useful in plant breeding. The Plant Genetics Industry consists of the activities, like breeding and genetics, that are focused on understanding and improving germplasm. Plant genetics for germplasm and traits are the core technologies in seeds and ultimately, the varieties and parental lines of seed companies. These technologies underpin the expected performance of a given seed and are the primary basis for competition in the seed business. These technologies are generally developed internally by seed companies, but they are often bought or licensed from third parties such as other seed companies or the many academic institutions that have large plant genetics programs.

Increasing yields, lowering costs and making crop outcomes more predictable are the core targets of trait development programs. Each of these targets has a readily quantifiable economic basis for determining the trait value.

The targets addressed by the two early GMO-based traits were weed and insect management. Each of these had a material impact on farming productivity and sustainability. They are now used in multiple crops and are planted on over 300 million acres in North America and South America.

The Bt trait (a GMO trait for insect resistance) is an excellent example. It is used to control Corn borers and is credited with materially increasing farming productivity both through improved yield and through material reduction in the use (and cost) of insecticides. A 2010 National Research Council study concurred that Bt crops led to reduced pesticide use and /or the use of pesticides with lower toxicity compared to those used on conventional crops. Based on the underlying positive economics of the Bt trait, it is estimated by AgBioInvestor that the average trait fee paid by farmers for the Bt traits is over $10 per acre. At this price, it is also estimated that the Bt Trait is incorporated in the genetics of seeds that are planted on over 300 million acres. The annual royalties are estimated by AgBioInvestor to be approximately $4 billion. It is further estimated by AgBioInvestor that the GMO-based weed management traits are also planted on over 300 million acres and earn annual trait fees of approximately $4 billion.

Novel traits or genetic characteristics in seeds will continue to be the driving force of the plant genetics industry and the growth of the seed business. Given peak acres, there is increasing pressure on improved crop productivity to meet the growing demands for food and food security. The promise of the new gene editing industry is to be a key driver behind a new generation of plant traits that can meet the current and future challenges of farming, in general, and climate change, specifically.

Gene Editing

Gene editing in plants is essentially a tool used in plant breeding that can precisely and predictably introduce new traits or improve upon existing ones. Gene editing, like breeding, is the science of optimizing plant genetics to increase a plant’s yield potential and to improve its ability to withstand challenges, such as climate change, diseases, and pests, as well as to deliver end-use characteristics such as nutritional quality or renewable plant-based ingredients. What differentiates gene editing from traditional breeding is that it makes deliberate edits in the existing DNA sequence of a plant as opposed to the lengthy and random conventional breeding process. The promise of gene editing is that it can change the scale and range of possible genetic solutions from breeding by its ability to make genetic changes in less time and more accurately. As challenges to farming sustainability increase with climate change, the ultimate promise of gene editing is that it can help meet those challenges with a timely and predictable process.

In addition, gene editing is an important tool in building genetic diversity needed to address climate resilience in crops. During the process through which wild species were domesticated into the crops we know today, genetic bottlenecks were encountered as a result of selecting traits such as bigger fruits and higher yields, while diversity was reduced for genetic traits like disease resistance. Gene editing is a breeding tool that can augment this lost diversity. Using the suite of technologies underlying RTDS and through our understanding of the genetic and trait expression relationships, we can apply gene editing to develop more diverse germplasm while eliminating these bottlenecks.

What Differentiates Cibus

What differentiates Cibus in the gene editing industry is its patented RTDS technology platform and its crop specific Trait Machine process. Using RTDS, Cibus developed the Trait Machine: the first standardized end-to-end semi-automated crop specific gene editing system that directly edits a seed company’s elite germplasm. The Trait Machine transforms the lengthy and random conventional breeding process into a timebound, reproducible and predictable science-based breeding process. The Cibus trait products are indistinguishable from plant traits developed using conventional breeding processes. Cibus believes that the Trait Machine represents the technological breakthrough in plant breeding that is the ultimate promise of plant gene editing: the ability to change the scale and range of possible genetic solutions from breeding and to develop desired characteristics or traits with greater speed and accuracy. Cibus expects to have its stand-alone Trait Machine Facility operational in 2023. The Trait Machine drives and differentiates Cibus’ operating plan and its commercial model.

WHAT ARE CIBUS’ PRODUCTS?

Cibus’ business and its products are based on the use of its gene editing technologies to develop and license a new generation of high value Productivity Traits and Sustainable Plant-Based Low Carbon Ingredients.

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Productivity Traits: Productivity Traits are the plant traits that are associated with improving crop yields in the face of challenges such as weeds, pests, and diseases, in the face of factors such as heat and drought as a result of climate change, as well as environmental challenges such as fertilizer use. They are the primary target of plant breeding programs and a key basis of competition in the “seed and trait” business. The key application of Cibus’ Trait Machine is the development of a new class of high value Productivity Traits. Its focus is on the five major crops: Canola, Rice, Soybean, Wheat, and Corn. Together they are grown on over one billion acres and represent over 90% of the world’s protein and 70% of the world’s vegetable oils. Cibus’ product goal for its Productivity Trait business is a new generation of high value Productivity Traits that make crops more adaptable to their environment and have increased yields while reducing chemical inputs.

Cibus has a pipeline of six Productivity Traits, three of which are fully developed. Each of the Cibus’ developed traits has its initial customers, and Cibus has begun transferring each of these traits to customers in their elite germplasm for commercialization. The lead developed trait is PSR in Canola, which has ten leading seed company customers for whom Cibus is currently editing PSR into their elite germplasm.

In the first quarter and early second quarter of 2023, Cibus successfully transferred its three developed traits in Canola and Rice to leading seed companies for commercial development. Cibus’ developed trait for Pod Shatter Reduction was successfully transferred in the elite germplasm of Nuseed, a leading Canola seed company with operations in North America and Australia. Cibus’ two developed traits for herbicide tolerance (HT) in Rice were successfully transferred in the elite germplasm of Nutrien, a leading North American Rice seed company. These successful transfers of three traits in two different crops for commercial development are important milestones for Cibus and for gene edited crops in general.

Cibus’ lead Productivity Trait in advanced development is for Sclerotinia white mold. It has had successful initial greenhouse trials. If successful, this Productivity Trait is expected to materially improve yield while reducing fungicide use. Cibus’ advanced development Productivity Trait for nitrogen use efficiency is a very important trait that, if successfully developed, will be applicable to many crops. Its goal is more efficient processing of nutrients like fertilizer, thereby reducing fertilizer use. This would be a major cost savings for virtually every farmer.

Each of the Productivity Traits have an important role for farming sustainability. Cibus estimates that for every dollar of trait royalty, a farmer receives approximately a two-fold benefit in cost and yield improvement. In addition, the Productivity Traits for challenges like disease, insects and nutrient use lower the use of chemicals such as fungicides, insecticides and fertilizer.

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Sustainable Low Carbon Ingredients: Sustainable Low Carbon Ingredients are a key target market for Cibus’ gene editing platform. The goal of the Global Net Carbon Zero Climate Goals being set by many muti-national companies is to replace the many ingredients that are fossil fuel based or linked to environmental challenges. Using gene editing to develop plant- or micro-organism-based solutions is a key element of this drive to new renewable low carbon materials. To address this market, Cibus is using both its Trait Machine platform as well as ASAP™, its advanced (non-transgenic gene editing) fermentation platform.

Cibus’ product goal for its Sustainable Low Carbon Ingredient business is to use its non-transgenic gene editing platforms to work with companies to develop a new generation of specific high value sustainable low carbon ingredients to replace existing ingredients linked to fossil fuels or environmental challenges such as increased greenhouse gases, deforestation, plastic waste, and human health. Cibus is working with several consumer product, industrial, pharmaceutical and energy companies to develop a new generation of sustainable low carbon ingredients to address these challenges.

In the first quarter of 2023, Cibus and Procter & Gamble (P&G), a leading multi-national consumer product company, entered into a collaboration to develop sustainable low carbon ingredients or materials that do not negatively impact the environment during production, use, or disposal. Under the terms of the agreement, P&G will fund a multi-year program to develop Sustainable Low Carbon Ingredients that help P&G advance its sustainability objectives.

Cibus believes that gene editing will play an important role in achieving these Global 2040 Climate Goals.

THE TRAIT MACHINE è THE OPERATIONAL AND COMMERCIAL MODEL

The Operational Model

The operational advantage of the Trait Machine is that it is a high throughput standardized end-to-end gene editing process that can directly edit a customer’s elite germplasm in a timebound, reproducible and predictable process. It provides the ability to prototype new traits and, once developed, the ability to materially accelerate the time to commercialize new traits. By materially changing the speed and accuracy to develop new traits, the Trait Machine revolutionizes the business of trait development by exponentially changing the speed and scale of prototyping new traits relative to conventional breeding. By working directly with a customer’s elite germplasm, the Trait Machine enables the introduction of high value traits directly into a customer’s market-ready varieties and parent lines: dramatically reducing the time to commercialization. This is our vision for the Future of Breeding and our position in this new industry.

The key to our model is the Trait Machine. It is based on crop specific trait editing platforms using Cibus’ RTDS technology platform. A crop-specific platform means that the specific Trait Machine process is based on crop-specific single cell models that can grow into a plant after being edited. Once developed, in the specific crop, Cibus is able to edit directly in a customer’s elite germplasm and grow it into the customer’s gene edited plant. This is what we mean when we say that Cibus is able to operate as an extension of a customer’s breeding program. This means that in any crop in which the Trait Machine is operational, Cibus will able to edit any trait in its pipeline directly into the customer’s elite germplasm and transfer back the gene edited elite germplasm to the customer for commercialization.

As of December 31, 2022, Cibus had two operational crop platforms in Canola and Rice, which Cibus has used to begin editing the elite germplasm of our customers in Canola and Rice. Cibus has begun transferring their elite germplasm with these traits back to these customers ready for commercial development. Cibus has developed a pipeline of six traits in Canola and Rice. All six traits are being developed on these two Trait Machine platforms. Three of the traits are fully developed and Cibus has begun transfers back to Canola and Rice customers.

Cibus expects to have an operational Soybean trait machine platform by the end of 2023, a Wheat platform by the end of 2024 and a Corn platform by the end of 2025. Once the Soybean platform is complete, Cibus’ Trait Machine platform will be operational for approximately 250 million acres of addressable acres in North America, South America and Europe.

Having Trait Machine Platforms for each of the five major crops would enable Cibus to introduce any of our multi-crop traits to any customer in these crops. It would also enable us to prototype new traits for any customer in any of the five crops in their elite germplasm. This is the scale and breadth of trait development enabled by the Trait Machine Model.

This is the operational vision behind the Trait Machine model.

The Commercial Model

The commercial model of the Trait Machine is to develop families of Productivity Traits and license them to seed companies for royalties. Seed companies paying royalties for Productivity Traits is a long-standing practice in agriculture, and is central to how major GMO-based traits have been commercialized. Cibus’ commercial plan is based on this model. The trait provider gets a royalty for every bag sold or each acre used. Virtually every seed has royalties due to third parties for intellectual property associated with either the germplasm or the traits in a seed. In each case, the trait provider is not involved in seed bulk-up or launch once a trait is transferred to the seed company. This is the same way in which holders of pharmaceutical royalties are not involved in the production or sale of the drugs. Cibus’ commercial model is based on this practice.

The agricultural trait business is driven by three factors: Type of Trait, Addressable Acreage and Trait Fees. The big traits from the GMO-based trait era were for two types of traits: weeds and insects. Each of these trait groups have been incorporated in over five different major crops and planted on over 300 acres. Cibus believes that on average each of these key traits earns over $10 per acre. The actual trait fee for a given trait for a given crop is based on the economics of the trait in a given crop and geography. Cibus estimates that for every dollar of trait royalty, a farmer receives approximately a two-fold benefit (i.e., $2.00) in cost and yield improvement. In other words, traits are very valuable to farmers. Increased productivity means higher yields and/or lower costs. If an insect trait fee is $10 per acre it means that the improvement in farming profitability between yield improvement and lower costs, is estimated to be approximately $20 per acre. The $10 trait fee is then divided between the trait company and the seed company. The percent of the fee that accrues to the trait developer can vary depending on the type of trait, value and IP protection.

Historically, trait development has been a crop by crop and trait by trait process. Under the new gene editing regime this is expected to change because of the expected scale, scope and speed of trait discovery using gene editing. This is why the Cibus commercial strategy differs from pre-gene editing commercial models. In Cibus’ Trait Machine Model, Cibus is not focused on a specific crop, its focus is specific traits. The goal of Cibus’ model is to find and develop important blockbuster traits that are applicable to multiple crops and have economics that would earn approximately $10 or more per acre royalties across multiple crops.

The Cibus model is driven by its vision of a high throughput gene editing facility or service with the ability to develop families of multi-crop traits. The goal of this vision is to be an extension of major seed companies’ breeding operations. This is the difference of the Cibus model. With the benefit of the Trait Machine, our job is to make the traits available in a way that is coordinated with any seed company’s breeding operation in order to most efficiently commercialize each trait regardless of trait, crop, customer or geography.

Stated differently, the big difference between the Cibus commercial model and the historical models is the Trait Machine and its speed, scale and breadth of operations. Its ability to develop complex traits and to deliver these traits in the elite germplasm of any seed company in the five major crops. Our job is not to develop a specific trait, our model is to develop a family of complex traits applicable to multiple crops that are needed to address the global productivity challenges facing farmers of virtually every crop. In other words, we look at the trait market from an agricultural need as opposed to a crop-by-crop needs. Our aim is to solve major multi-crop challenges across the multiple crops at the same time. With the Trait Machine, we have the ability to launch traits within a crop for multiple customers and across crops by editing into any customer’s elite germplasm for commercialization, and to do so with superior speed, scale and breadth compared to conventional breeding. At Cibus, we see this as comparable to the scale change that occurred in the move from analogue to digital. We are starting in Canola, Rice and Soybean with multiple traits and multiple customers. For both Canola and Soybean, we have a pipeline of 5 different traits at all stages of development. We then expect to expand to all the five major crops in all the major accessible markets and apply our pipeline to each where appropriate.

This is the commercial vision behind the Trait Machine model.

This chart below shows our initial commercial vision with just our first three crop platforms and six trait pipeline, assuming addressable acres in North and South America and Europe. See “Risk Factors—Risks Related to Cibus—Risks Related to Regulatory and Legal Matters—Potential changes in regulatory frameworks that would be beneficial to Cibus may not come to fruition.”

The Breeding Challenge that the Trait Machine Addresses

Historically, the introduction of desirable traits in plants was achieved by major seed companies using conventional breeding or by employing transgenic processes. Both traditional breeding and transgenic bioengineering require substantial development time frames. The average time for trait development using transgenic techniques is approximately 14.5 years, while conventional breeding techniques can require more than a decade. Further, for transgenic techniques, the integration of recombinant DNA typically results in seeds being classified as genetically engineered or bioengineered producing genetically modified organisms (“GMO”) that are subject to strict regulatory filings and specific GMO approvals prior to commercialization. Both methods produce genetic diversity in the genetic material (DNA) of plants: one through traditional breeding methods and the other by making precise changes to the plant’s DNA sequence through the use of tools such as CRISPR-Cas9.

The Trait Machine transforms a lengthy and random conventional breeding process into a timebound, reproducible and predictable system

In contrast, Cibus views gene editing as an extension of plant breeding. The Trait Machine provides an extension of conventional breeding that provides a standardized gene editing process that operates in an end-to-end semi-automated system that can achieve the identical changes as conventional breeding more precisely and efficiently. The Trait Machine provides a process that enables plant gene editing to occur in a timebound, reproducible and predictable process. Importantly, it has the ability to develop the complex traits that are difficult to achieve using conventional breeding technologies. In addition, the Trait Machine enables the introduction of high value traits directly into a customer’s market-ready varieties or parent lines in a process using the Trait Machine that takes on average 2 to 3 years. In other words, by working directly with a customer’s elite germplasm, the Trait Machine accelerates the time to market for developed traits.

Another critically important challenge that RTDS and the Trait Machine process addresses is that its gene edits are indistinguishable from genetic changes that could occur from conventional breeding or that could occur in nature. This aspect of gene editing is driving a global regulatory movement in which traits from gene editing are being regulated in an increasing number of countries on a similar basis as traits from conventional breeding. The U.S., South America and certain other countries have already determined not to treat traits from RTDS as GMO. Each of Cibus’ three developed traits and its three advanced traits have been determined not to be regulated articles through the USDA’s “Am I Regulated” process, which was replaced with the USDA’s Sustainable, Ecological, Consistent, Uniform, Responsible, Efficient (SECURE) Rule’s confirmation process. In 2023, there are several important countries or regions, including the European Union (EU), that are considering similar regulations to separate GMO technology from gene editing. This is the additional promise of the Trait Machine: a science-based end-to-end gene editing system whose output would be regulated on a similar basis as traits developed using conventional breeding. The ability to transform trait development from a lengthy and random conventional breeding process to a timebound and predictable scientific process. The ability to transform plant trait development and commercialization from decades to years.

1-	TECHNOLOGY OVERVIEW: DEVELOPING A TRAIT MACHINE PLATFORM

– Single Cells to Edited Plants

Background

At the heart of Cibus’ Trait Machine is RTDS, which is a suite of technologies that enable Cibus to isolate a single plant cell, make the desired genetic edits in that cell, and regenerate that cell into an entire plant.

What to edit: Differences in DNA sequences, many of which are variations in one or a few single base pair(s) (letter(s)) in a DNA sequence, underlie some of the most important traits in plants.

Plant biologists have recognized that we are in the “genomics information age”. Across the plant kingdom, plants show enormous diversity driven by the enormous diversity in their genome sequences – the plant’s software. Their genome sequence drives all the characteristics (traits) that define each plant, crop and variety of a crop. In truly understanding this diversity, and the DNA sequences that underly that diversity, one can leverage these characteristics across plants. Cibus is focused on both understanding this diversity and on leveraging this diversity to improve farmer productivity and to develop sustainable ingredients. Trait Platforms are cases where differences in DNA sequences that result in these desired traits are leveraged across multiple crops.

Over our history, Cibus has accessed the sequences of thousands of genomes (and fragments thereof) allowing us to analyze, classify and catalog plant DNA sequences. Analysis using comparative genomics allows our scientists to understand and associate those sequences with important plant traits. We have a team of informatics specialists that use computational biology and artificial intelligence using our systems approach to plant genetic data to identify key sequence differences in targets that represent potential candidates or components for our traits. This computational biology analysis can also identify multiple genes and gene edits that influence important traits. These traits include improving plants to address the increase in diseases, to manage the increased challenges of weeds, insects, and pests and to adapt to less water or increased temperatures. For many traits in our pipeline, Cibus combines computational prediction with hypothesis testing in the laboratory to explore sequence differences in potential targets (genes/loci) to iterate to a list of preferred edits to assess in crops. These discovery efforts are often performed in a variety of microbial hosts that became the basis for our business division Nucelis. Our long discovery history has enabled sequence changes in microbial assays to be correlated with precise edit performance in plants. By knowing exactly which genes or edits to those genes contribute to specific characteristics of a plant, Cibus can rapidly deploy its gene-editing capabilities to obtain plant traits to improve farmer productivity and to develop sustainable ingredients.

Finally, we were able to leverage our microbial competence from trait discovery that catalyzed the formation of Nucelis and its focus on enabling our sustainable ingredients business. This has now come full circle where vignettes driving sustainable ingredients in microbes have catalyzed cost effective crop-based opportunities.

The Benefits of using Elite Germplasm to Edit

The developed “crop platform” and associated RTDS has been applied to elite germplasm from seed company customers. Importantly, this application allowed Cibus to confirm the ability to edit complex genetic traits. In many cases, as many as eight loci have been targeted directly in elite germplasm. Cibus’ ability to perform direct editing in elite genetics allows seed company plant breeders to rapidly incorporate these new traits into commercial lines or hybrid seed. Increased speed of breeding is of paramount importance for follow on speed to market. Traditionally, trait development has been a slow process and farmers access to innovation very slow, RTDS allows Cibus’ partners to accelerate this process.

Accelerating Trait Development Increases Scale

An important challenge of trait development for Cibus’ seed company customers is to ensure traits can be added to many of their elite germplasm. This allows plant breeders to incorporate Cibus’ Productivity Traits into the often-large breeding populations at a stage that is close to full commercialization. Scaling trait development using RTDS is unique to Cibus. Once Cibus has established this process flow as a predictable, reproducible progression, the crop RTDS platform is complete and can effectively function as an automated Trait Machine, which allows for the rapid and efficient production of customizable crops with multiple stacked traits. Recently, Cibus has included automation to help scale the Trait Machine. This not only improves the scale and speed but allows Cibus to take on more seed company customers and their elite genetics. This expansion to a semi-automated Trait Machine will help to address specific needs across the agricultural value chain.

It is now clear that Cibus can provide the seed industry an end-to-end trait development Trait Machine, that will accelerate breeding timelines for the very best genetics to reach the market.

2-	DEVELOPING TRAITS - Cibus’ RTDS Technologies

Background

How we edit: A key component of its RTDS are oligonucleotides, which edit specific targeted bases within the genome by acting as a “DNA template” to guide the cell’s innate repair machinery to make specific edits to the DNA’s targeted base pairs. In some cases, Cibus combines these powerful oligonucleotides with DNA-breaking reagents, such as CRISPR-Cas9, to enhance the efficiency and precision of its RTDS.

Another key component of RTDS is Cibus’ proprietary cell culture expertise. Gene edits introduced into a single plant cell are only commercially viable if they can be cultured and regenerated into whole plants having the desired trait associated with the gene edited genotype. Cibus’ proprietary cell culture expertise enables it to regenerate and grow an entire plant with the desired traits introduced by its targeted edits.

Once Cibus has identified which genes to edit, RTDS can operate within the genome, such as through an Oligo Directed Mutagenesis (ODM) technique. The first application of ODM as a gene-editing technique in plants occurred over 20 years ago, when researchers, including Cibus’ President and Chief Operating Officer, Dr. Peter Beetham, were able to edit plant cells to become resistant to sulfonylurea herbicides. Following this breakthrough, modified plant cells were cultured and regenerated into whole plants that produced hybrid progeny with heritable and stable gene mutations for this herbicide resistance trait.

Cibus believes that it has been at the forefront of continuously improving the efficiency of gene editing and subsequent cell culture processes, which have made RTDS increasingly faster and more efficient.

RTDS Gene Editing Process—GRONs are Chemically Synthesized Directed Mutagens

Cibus’ RTDS can effect ODM using a carefully designed oligonucleotide, which Cibus refers to as the Gene Repair OligoNucleotide (GRON). The GRON is a chemically-engineered combination of DNA and modified nucleotides and other end-protective chemistries, the structure of which is carefully and purposefully designed.

Validating the non-transgenic nature of Cibus’ RTDS, the GRON is blocked from undergoing recombination (or insertion) with the plant DNA by its end-protective chemical structure. A GRON contains no biologically derived material; it is produced with an automated chemical synthesizer and purified like any other chemical mutagen. In addition, the GRON is formulated without the need for a delivery vector, which ensures that no foreign or extraneous DNA is inserted into the plant DNA. As a result of this carefully designed structure, the GRON acts as a mutagen, and RTDS can serve as a targeted mutagenesis system, rather than a transgenic process.

To effect precision gene editing, the GRON contains carefully sequenced DNA building blocks, but is specifically designed to include a mismatch in one or a few base pairs compared to the target gene’s DNA sequence. This genome sequencing and purposeful mismatch permits the GRON to act as a “DNA template” for the DNA sequence to be edited.

Mechanism of GRON Action

The GRON’s DNA template operates by using the plant DNA’s natural or inherent mismatch-repair system to effect a change.

Once inside the cell, the GRON is transported to the nucleus and based on the GRON’s sequence design, binds with the specific DNA sequence targeted for editing—a process referred to as specific hybridization. However, in connection with this pairing, the designed mismatch between the GRON and the DNA sequence ensures that there is no correspondence between the GRON and the plant genome at the specific target site. Consequently, no binding occurs at this specific site. The cell detects this mismatch and signals the cell’s natural repair system to change the gene’s sequence in order to match the GRON template. The cell uses enzymes to remove the mismatched nucleotide or nucleotides from the plant’s DNA sequence, and a new DNA sequence, which corresponds to the GRON DNA template, is resynthesized to correct the mismatch, thereby producing a continuous sequence using the cell’s own source of nucleotides.

The ability of the GRON to specifically hybridize with great affinity to its target, and its resistance to premature degradation, allows the cellular gene-repair machinery time to locate and replace, insert or delete the targeted DNA nucleotide(s) on both strands of the genomic DNA. When the DNA strands are corrected to the GRON’s DNA sequence, the GRON is degraded by the cell’s natural processes, and the gene functions under its natural control mechanisms.

Through the controlled and precise mode of action of ODM utilizing the GRON, random or excessive mutations are prevented.

ODM in Combination with Engineered Nucleases

The key to specific gene editing to truly edit genes requires the GRON. While significant and practical gene-editing frequency is possible through ODM utilizing the GRON alone, various techniques can enhance the efficiency of the GRON’s editing process. For example, Cibus’ GRON has achieved significant gene editing efficiency improvements when combined with certain engineered nucleases designed to precisely introduce controlled DNA double-strand breaks. These engineered nucleases include meganucleases, zinc finger nucleases, TAL effector nucleases (TALENs) and clustered regularly interspaced short palindromic repeats (CRISPR)-associated endonuclease Cas9 (CRISPR-Cas9). Cibus’ RTDS technologies have been significantly enhanced where its GRONs are used to reliably and precisely target DNA sequence changes close to a cut site made by such DNA-breaking reagents.

GRON Mode of Action in Combination with CRISPR-Cas9

The following diagram depicts Cibus’ RTDS process deploying the GRON in combination with a CRISPR-Cas9 DNA breaker:

A Non-Transgenic Process and Product

Until the advent of Cibus’ RTDS technologies, the preponderance of commercial plant traits derived from biotechnology was based on transgenic products and processes. RTDS introduces a commercially viable, non-transgenic alternative.

The mode of action of ODM utilizing the GRON does not incorporate extra genes into the plant genome. Rather, the GRON functions only as a DNA template, guiding the plant to effect a change to its DNA with its own natural mechanisms. This is central to the design and structuring of the GRON, which uses end-protective chemical structures to prevent recombination with the plant’s DNA. Moreover, GRONs contain no biologically derived material—they are produced with an automated chemical synthesizer and purified like any other chemical agent. As a result, the GRON operates solely as a traditional mutagen. Because the GRON is fully degraded by the cell’s natural processes, the final trait products of Cibus’ RTDS are indistinguishable from those that could occur in nature.

In addition, the GRON does not require a delivery vector, which ensures that no foreign or extraneous DNA is inserted into the plant cell as part of the RTDS process. This enables the RTDS process to serve as a targeted mutagenesis system, rather than a transgenic process.

The Uniqueness of Cibus Trait Machine Technology

•	Cibus believes its Trait Machine is unique in the following ways:

•

It materially changes the scale and speed of trait development by changing the speed to precisely edit a specific trait in a plant. In so doing, it changes speed and scale with which a breeder can optimize the genetics associated with a specific trait.

•

It materially changes the scale and speed at which traits can be commercialized because it edits directly into a customer elite germplasm and is able to edit and transfer back a customer’s entire crop product line that is market ready in a timebound, reproducible and predictable manner.

It is able to do this because:

•	It moves from single cell to regenerated whole plant possessing desired traits more quickly and efficiently than other comparable technologies;

•	It uses elite genetic parental lines as the starting material for the gene-editing process, making trait development and trait stacking more efficient;

•	It is standardized, precise, reproducible and automated, making trait development customizable and trait stacking efficient and rapid;

•	It is scalable using newly acquired robotics and has been largely automated to further accelerate the trait development process; and

•	It is non-transgenic, making it cost and speed advantaged in the growing number of markets where it is not subject to heightened GMO regulation.

3-	TRAIT AND GENETIC SEQUENCE LICENSING

Cibus’ business is the development and licensing of intellectual property associated with plant traits or genetic characteristics in plants. Its products and initiatives can be divided into three groups.

•

Productivity Traits: For its Productivity Trait business, Cibus’ goal is to have its Trait Machine platform operational for all five major crops and to have separate trait development and licensing efforts for each of the five crops.

•	Low Carbon Ingredients: For its Low Carbon Ingredient Business, Cibus’ goal is to have a series of contracts with major global corporations to develop specific products for their specific needs.

•

Other Initiatives: In crops other than the five majors, Cibus’ goal is to build Trait Machine platforms in partnership with leading seed companies to address specific Productivity Trait or end product initiatives.

In each area above, Cibus’ product is the intellectual property associated with the specific trait or end product for which Cibus would generate a specific annual royalty or royalty-like payment.

Below is a summary of Cibus current efforts for Productivity Traits in the five major crops. In our current pipeline of six traits, four of the six traits are multi-crop traits. These are reflected below.

Trait Product Pipeline: By Crop

• Canola

Canola was the first crop for which Cibus successfully implemented its Trait Machine/RTDS breeding platform. As a result, Canola is the first crop for which Cibus has built an integrated family of Productivity Traits for a single crop platform—pod shatter reduction (PSR), herbicide tolerance, disease resistance and nitrogen use efficiency.

Cibus’ lead trait is its pod shatter reduction trait (PSR), which is Cibus’ first developed trait, meaning it has been gene edited in customers’ elite germplasm, has been confirmed in greenhouse trials and has been validated though field trials and was transferred to its first customers in the first quarter of 2023.

In addition to PSR, Cibus has three traits in advanced stages of development meaning that the editing process is underway with known edit targets. These traits include a trait for Sclerotinia (white mold disease) resistance, a trait for a nutrient use efficiency trait and an herbicide tolerance trait. All three of these traits are multi-crop traits meaning that they have applicability in other crops.

• Rice

Rice is the second crop for which Cibus has successfully implemented a Trait Machine/RTDS breeding platform. In addition, like PSR in Canola, Cibus has two fully developed herbicide tolerance traits in Rice meaning they have been gene edited in a customer’s elite germplasm, have been confirmed in greenhouse trials and have been validated though field trials. In the first quarter of 2023, Cibus made its first transfer of both of its herbicide tolerance traits Nutrien for commercial development.

• Soybean, Wheat and Corn

Cibus is also developing crop specific Trait Machine/RTDS platforms for Soybean, Wheat and Corn. Cibus expects to have the Trait Machine operational for Soybean in 2023, Wheat in 2024 and Corn in 2025. In each case, Cibus has multi-crop traits that are being developed in Canola and Rice that are applicable to these crops. Cibus believes that the initial traits commercialized in these crops will be the initial multi-crop traits from Canola and Rice. We believe that we have demand for specific traits in each crop.

As the Soybean platform is completed in 2023, it will be part of the initial operations of the Trait Machine Facility. Two of the advanced traits: one for Sclerotinia resistance and one for a new herbicide; are expected to be the initial traits for the Soybean platform.

Importantly, Cibus expects to have operational crop specific Trait Machine platforms in each of the five major crops by 2025. Once all five platforms are operational, it will be possible to develop and commercialize any trait contemporaneously in any or all of the five crops. This will accelerate the trait commercialization of our current pipeline. It will also materially accelerate the development and commercialization of any new trait Cibus develops.

This is what we mean when we say that our Trait Machine technology platform materially changes the scale and speed of trait development and commercialization. From a development perspective, it changes the speed with which new trait ideas can be implemented and tested. From a commercialization platform it speeds commercialization two different ways. On one side, edits are made directly in a customer’s elite germplasm. On the other side, any given trait can be launched globally contemporaneously across each major crop.

•	NUCELIS—Applications of Cibus’ Technology in Microorganisms developed for Fermentation

Cibus launched its subsidiary, Nucelis, to deploy its RTDS technologies to develop low carbon and non-GMO ingredients. These are critically important areas of need. Developing this new generation of ingredients can be done in both plants and microorganisms such as yeast and bacteria.

In addition to Cibus’ core strength in plant gene editing, Nucelis has developed important gene editing strengths in microorganisms. Specifically, Cibus is applying RTDS, together with its advanced fermentation capabilities and downstream purification processes, for the efficient development of innovative traits in microorganisms, such as yeast, bacteria and algae, to produce high-value, sustainably sourced specialty ingredients for the personal care, nutrition and flavor and fragrance industries.

Nucelis’ Accelerated Strain Advancement Platform (ASAP™) is a powerful specialty ingredient development platform that combines the precision of RTDS with two pillars of Nucelis’ business: its advanced fermentation and pilot scale facilities and its proprietary downstream purification processes. Through this combination, Nucelis has positioned itself as a leader in the efficient development and delivery of high-value, performance-focused, non-transgenic specialty ingredients for partners in the nutrition, personal care, flavor and fragrance markets, and for future applications in Ag biologicals, active pharmaceutical ingredients (API’s), human health and animal health.

Through its ASAP platform, Cibus has developed and produced two high-value nutritional products—ergosterol and vitamin D2. Nucelis’ first product, ergosterol, is the key intermediate in the production of vitamin D2, which serves as a supplement to prevent and treat vitamin D deficiency.

Nucelis oversees both the plant-based and microorganism-based solutions for low-carbon ingredients.

4-	INTELLECTUAL PROPERTY

Cibus is an innovator in precision gene editing. Cibus relies on a combination of patent, trademark, copyright, and trade secret laws in the United States and other jurisdictions to protect its intellectual property rights. No single patent or trademark is material to its business.

Its proprietary technologies and trait product candidates are protected by more than 400 patents and patent applications worldwide across 17 patent families. The scope of such intellectual property protection depends on the laws of the local jurisdiction, which, in some jurisdictions, may provide less protection than the laws of the United States. Moreover, the duration of protection varies between different types of intellectual property rights. For instance, in the United States patents generally remain in force for 20 years from the filing of the patent application. Cibus’ issued patents are expected to expire between 2037 and 2039. Cibus holds key patents and patent applications with respect to RTDS gene-editing methods, its PSR trait, applications of its RTDS technologies, and products of its RTDS technologies. Cibus believes its patent portfolio provides Cibus with a significant competitive advantage and creates a barrier to entry for potential competitors. In addition, as of January 2023, Cibus owns more than 40 trademark registrations and applications related to its products, product candidates, processes, and technologies. Cibus anticipates it will apply for additional patents and trademark registrations in the future as it develops new products, product candidates, processes, and technologies.

Cibus also relies on trade secrets to develop and maintain its proprietary position and protect aspects of its business that are not amenable to, or that Cibus does not consider appropriate for, patent protection. Cibus seeks to protect its proprietary technologies, in part, through confidentiality agreements with its employees, consultants, scientific advisors, contractors and others with access to its proprietary information. There can be no assurance, however, that these agreements will provide meaningful protection or adequate remedies for any breach, or that its trade secrets will not otherwise become known or be independently discovered by its competitors.

In addition to its own intellectual property, Cibus has also entered into licensing arrangements pursuant to which Cibus licenses third-party technologies and intellectual property. These are typically non-exclusive contracts for developing traits in plants.

5-	GOVERNMENT REGULATIONS AND PRODUCT APPROVAL

Overview

Cibus plans to license its products globally into its key target agricultural markets, including the United States and Canada. Each country or region has sets of regulations that govern the use of gene editing technologies in plants. The regulations for gene edited products varies from country to country. Because of the use of transgenes and the integration of foreign DNA in GMO technologies, there are very severe regulations in many countries, ranging from outright bans to specific controls regarding the use of GMO technology. In light technological advances since the development of GMO technologies, there has been tremendous effort globally to develop separate regulations for gene editing technologies that did not integrate transgenes or foreign DNA. These efforts are focused on technologies whose genetic changes are similar to genetic changes from conventional breeding. Accordingly, there are global efforts seeking to regulate technologies that meet this standard in the same manner as the products of mutagenesis and traditional breeding. While Cibus views the overall regulatory trajectory positively, regulatory change has encountered headwinds, including organized and vocal opponents of modifying existing, restrictive regulatory frameworks.

In many countries in North America and South America, there are new regulations in place. Specifically, in these markets, the first product outcomes of Cibus’ RTDS technologies have determined to be non-transgenic and, consequently, products developed using RTDS technologies will be regulated in the same manner as the products of mutagenesis and traditional breeding. In other markets, there are processes in various stages of advancement. In the UK, for example, an Act of Parliament was passed in March 2023. The EU has been under engaged in a multi-year regulatory process. It is expected that the European Commission will produce a proposal for new EU legislation in the second quarter of 2023.

Below is a map graphically showing this trend. For the major markets: the United States, South American and Europe we have a provided detailed overview of the process that has taken place or is in progress.

See “Risk Factors—Risks Related to Cibus—Risks Related to Regulatory and Legal Matters—Potential changes in regulatory frameworks that would be beneficial to Cibus may not come to fruition.”

United States

In the United States, the United States Department of Agriculture (“USDA”), the Food and Drug Administration (“FDA”) and the Environmental Protection Agency (“EPA”) have a coordinated framework to regulate the application of biotechnology to agriculture through a system of environmental (and food) laws and regulations.

The United States is deemed a self-regulatory jurisdiction, wherein it is the industry’s responsibility to comport with applicable rules in the first instance, subject to appropriate regulatory oversight by government agencies. Currently, transgenic technologies used in agriculture are overseen by the USDA’s Animal & Plant Health Inspection Service (“APHIS”). Under the Plant Protection Act (“PPA”), the USDA requires anyone who wishes to import, transport interstate, or plant a “regulated article” to apply for a permit or notify APHIS that the introduction will be made. Regulated articles are defined as any organism which has been altered or produced through genetic engineering which APHIS determines is a plant pest or has reason to believe is a plant pest.

Cibus’ RTDS technologies do not involve insertion or integration of foreign genetic material into plant DNA but result in site-specific mutations identical to those occurring in nature. The final product does not contain foreign genetic material. Consequently, both process and product are non-transgenic. Under a legacy rule, developers could submit a petition to APHIS requesting an agency determination that a developed plant is unlikely to pose a plant pest risk, and therefore, is not a “regulated article” and is not subject to APHIS’ biotechnology regulations. If, upon the completion of the review, APHIS granted the petition, the product would no longer be deemed a “regulated article” and the petitioner could commercialize the product, subject to any conditions set forth in the decision. Through this process, in 2004, APHIS informed Cibus in writing that products developed using its RTDS (specifically where Cibus used the GRON in an early version of its technologies under the RTDS umbrella) are not subject to regulation under the PPA. Therefore, it was not necessary under USDA and APHIS regulations to file a notification to conduct a field trial or seek permission to commercialize a product created using those technologies.

Cibus has continued to work closely with the USDA and the coordinated framework to ensure the compliance of more recent technologies developed as part of RTDS. Prior to August 2020, the USDA utilized a process known as AIR (“Am I Regulated?”), which was used by many companies to help evaluate the novel breeding technologies under the broad umbrella of gene editing. In 2018, Cibus had favorable letters for 14 AIRs filed with this agency for multiple modes of action associated with its traits.

On March 28, 2018, U.S. Secretary of Agriculture Sonny Perdue issued a statement providing clarification on the USDA oversight of plants produced through innovative new breeding techniques including gene editing. The statement confirmed that under its biotechnology regulations, USDA does not regulate and had no plans to regulate plants produced by gene editing that could otherwise have been developed through traditional breeding techniques as long as they are not plant pests or developed using plant pests.

The AIR process was discontinued on June 17, 2020, and was replaced with the Sustainable, Ecological, Consistent, Uniform, Responsible, Efficient (SECURE) Rule beginning on August 17, 2020. Under the revised regulations, certain categories of modified plants are exempt from regulations because they could otherwise have been developed through conventional breeding techniques and thus are unlikely to pose an increased plant pest risk compared to conventionally bred plants. These exemptions apply only to plants. In addition, plants that have a plant-trait-mode of action combination that is the same as in a plant that has been determined by APHIS to be unlikely to pose a plant pest risk and therefore to be not regulated, are exempt from the regulations. Under the SECURE rule, developers can request a confirmation from APHIS that a modified plant qualifies for an exemption and is not subject to the regulations. APHIS provides a written response within 120 days of receiving a sufficiently detailed request.

For modified plants that do not qualify for exemption based of the pre-specified criteria, developers can seek a Regulatory Status Review (RSR) whereby APHIS evaluates whether the plant requires oversight based on the characteristics of the plant itself. If the plant is found to be unlikely to pose a plant pest risk, APHIS will determine the plant non-regulated.

Cibus continues to work with the USDA with pipeline products qualifying for exemption and those with multiple edits that may need to be assessed through the SECURE rule’s RSR.

There can be no guarantee that the governing regulations will not change further. Government regulations, regulatory systems, and the politics that influence them vary widely among jurisdictions. Historically, changes to the U.S. regulatory paradigm for these technologies have been infrequent, are typically preceded by notice, and are often subject to public comment.

Further, some of Cibus’ future products may be subject to FDA food product regulations or EPA environmental impact regulations. The FDA primarily derives its regulatory power from the Federal Food, Drug, and Cosmetic Act (“FDCA”), which has been amended over time by several subsequent laws. To support its oversight responsibilities, the FDA employs a dedicated inspectorate to conduct inspections and collect and analyze product samples.

The FDA regulates ingredients, packaging, and labeling of foods, including nutrition and health claims and the nutrition facts panel. Foods are typically not subject to premarket review and approval requirements, with limited exceptions. Under Section 409 of the FDCA, any substance that is reasonably expected to become a component of food is considered a “food additive” that is subject to premarket approval by the FDA, unless the substance is generally recognized as safe, or GRAS. Companies are responsible for making an initial determination of whether a food substance falls under an existing food additive regulation, requires a new food additive petition, or is GRAS. In order for a substance to be GRAS, there must be a consensus among qualified experts on the safety of the substance under the conditions of its intended use. A company may market a new food ingredient based on its self-affirmed determination that the substance is GRAS; however, the FDA can disagree and take enforcement action. Developers routinely consult with the FDA prior to marketing and, in most cases, foods derived from modified plant varieties are not subject to premarket review and approval processes.

The FDA’s thinking on the use of genome editing techniques to produce new plant varieties that are used for human or animal food continues to evolve. In January 2017 the FDA announced a request for comment (“RFC”) seeking public input to help inform its thinking about human and animal foods derived from new plant varieties produced using genome editing techniques. Among other things, the RFC asked for data and information in response to questions about the safety of foods from gene-edited plants, such as whether categories of gene-edited plants present food safety risks different from other plants produced through traditional plant breeding. On December 19, 2022, the White House Office of Science and Technology Policy (OSTP), in coordination with the FDA, EPA, and USDA, announced a request for information related to the Coordinated Framework for the Regulation of Biotechnology. This action requests relevant data and information to help identify regulatory ambiguities, gaps, inefficiencies, or uncertainties in the Coordinated Framework for the Regulation of Biotechnology.

If the FDA enacts new regulations or policies with respect to gene-edited plants, such policies could result in additional compliance costs and/or delay the commercialization of Cibus’ product candidates.

In addition, it is also possible that some products, into which Cibus introduces novel herbicide tolerances, will be subject to EPA regulation. If the specific novel trait is deemed to be a possible pest or the novel herbicide is part of a new registration, the EPA will regulate the distribution, sale or use. The Biopesticides and Pollution Prevention Division of the office of Pesticide Programs under the Federal Insecticide, Fungicide, and Rodenticide Act administers such regulatory oversight. This evaluation will determine the reasonable certainty that no harm from pesticide residues occurs in food and feed. Exemptions and tolerances are set by the FDCA. In addition, the EPA has the authority on reporting and testing requirements for herbicides and food provided by the Toxic Substances Control Act.

Canada

In Canada, the sale of new plant traits, or foods derived from genetically modified plants, is initially regulated through a pre-market notification requirement. Canada considers these to be “novel foods.” Health Canada (“HC”) is responsible for ensuring that all foods, including those derived from biotechnology, are safe prior to their entering the Canadian food system. HC uses a pre-market notification system to conduct a thorough safety assessment of all biotechnology-derived foods to determine that a novel food is safe and nutritious before allowing it in Canada. The Canadian Food Inspection Agency (“CFIA”) is responsible for regulating the environmental release of plants with novel traits (“PNTs”). The CFIA reviews and inspects PNTs. PNTs, defined in the Seeds Regulations, are (i) plants into which a trait or traits have been intentionally introduced and (ii) where the trait is new in Canada and has the potential to impact the environment.

Approval of a PNT or a novel food product does not take into account the method with which such product was produced. Rather, Canada employs a product-based (as opposed to a process-based) approach to its regulatory practice. Therefore, crops developed through Cibus’ RTDS technologies are evaluated in the same manner as crops developed through other breeding methods, whether Cibus derived products through conventional or modern forms of mutagenesis. Additionally, the CFIA operates a Remutation Policy whereby plants containing the same mutation as a previously authorized plant of the same species are included in the authorization of the original PNT and are subject to the same conditions.

In recent years, Health Canada and CFIA have been working on new guidance to ensure the Novel Food Regulations are clearer, more predictable and more transparent regarding products of plant breeding, including those developed using gene editing techniques. In July 2022, Health Canada published a scientific opinion regarding the regulation of gene-edited plant products within the context of the Novel Food Regulations. This opinion helped to inform the development of the Department’s new Health Canada Guidance on the Novelty Interpretation of Products of Plant Breeding. The Guidance provides criteria that need to be met in order for food products derived from gene edited varieties to be determined as ‘not novel’ and so fall outside the scope of the Novel Food. Guidance documents from CFIA are in production.

Canola, as one of Canada’s major field crops, is subject to variety registration. The variety registration is a regulatory requirement of the Seeds Act and like PNTs, is administered by the CFIA. Generally, variety registration is a two-year process in which potential new varieties (hybrids) are grown during the normal season at a defined number of suitable locations. In the first year, data is privately generated and in the second year, the Western Canada Canola/Rapeseed Recommending Committee (“WCC/RRC”) manages public trials of potential new varieties. At the end of each season, the collected data is compared to a set of reference varieties. In order for the WCC/RRC to recommend to CFIA that new hybrids be registered, candidates must meet or exceed a defined set of criteria for grain quality (composition) and disease resistance. The criteria include oil and protein content and a maximum level of saturated fat, erucic acid and glucosinolates in the meal. Since Canada exports 90% of its Canola grain, oil and meal, to be registered for sale, hybrids including traits are cleared for export trade. Finally, to sell a registered hybrid, it must also meet hybridity standards.

The United Kingdom

In March 2023, an Act of Parliament (the Genetic Technology (Precision Breeding) Act 2023) was passed into law in the United Kingdom. This Act, which remove plants produced using modern biotechnologies and the food and feed derived from them from GMO regulations if those organisms could have occurred naturally or been produced by conventional methods, will enable the development and marketing of gene edited crops in England.

The Act creates a science-based and streamlined regulatory system for gene edited or ‘precision bred’ crops, which have been developed with targeted genetic changes that could have arisen through traditional breeding or other natural processes. In addition, the Act includes provisions to:

•	Introduce two mandatory notification systems for precision bred organisms, one for non-marketing purposes (research and development) and one for marketing purposes;

•	Create a duty on the Secretary of State to create and maintain a new public register of notified information. The register is to be kept in electronic form and accessible on the UK government website;

•

Grant powers to create a new regulatory framework for food and feed derived from precision-bred organisms, ensuring that appropriate regulation is in place before placing these products on the market. This framework will include a procedure for making precision bred food and feed marketing authorizations including a new proportionate risk assessment. The framework will also set out the requirements to be satisfied before the Secretary of State could issue a food and feed marketing authorization;

•

Grant powers for the Food Standards Agency (FSA) to establish, publish and update a public register for precision-bred organisms authorized for food and feed use. An entry on this register would indicate that the Secretary of State has made a determination to authorize the precision-bred organism, and products derived from it to enter the market for food and feed uses based on the recommendation of the FSA; and

•	Grant powers to create an inspection and enforcement regime, including civil sanctions, in order to secure compliance with the obligations under the Act.

The passing of the Act aligns England’s regulatory path for gene editing technologies with other countries that have passed new regulations that regulate traits from Cibus’ gene editing platform on a similar basis as traits developed using conventional breeding technologies.

The Act as a major accomplishment of DEFRA (UK’s Department of Environment, Food and Rural Affairs) in its efforts to unlock modern breeding technologies to improve food security, reduce pesticide use, and enhance climate-resilience in crops. DEFRA has been commended for enabling the agriculture industry in England to realize the benefits of gene editing to improve farming productivity and sustainability. In addition to the introduction of the Act enabling the commercialization of gene edited crops, DEFRA previously introduced legislation (The Genetically Modified Organisms (Deliberate Release)(Amendment)(England) Regulations 2022) to simplify research and development with gene edited crops. These regulations simplify the approval process for researchers to take crops to field trials to develop crops better able to withstand the changing environment and reduce inputs such as fertilizers, fungicides, herbicides and pesticides. Productivity Traits such as these are the primary target of Cibus’ gene editing efforts.

European Union

The European Commission has stated its intent to produce a proposal for new EU legislation in this field in the second quarter of 2023. Its intent in this process is to consider legislation that would enable gene editing to be regulated similar to conventional breeding. The language to be released in the second quarter of 2023 is expected to be the text of the legislative proposal. If and to the extent that such proposal is ultimately published, it will likely have to follow the ordinary legislative procedure, which means that approval by the European Council and the European Parliament will be necessary in order for European law to be amended and potentially enable the use of the targeted NGTs.

The background of EU regulation is primarily based on EU Directive 2001/18/EC. The Directive defines GMOs broadly as “organism[s], with the exception of human beings, in which the genetic material has been altered in a way that does not occur naturally by mating and/or natural recombination.” Food that contains, consists of, or is produced from GMOs is referred to as genetically modified food. In the EU, GMOs or genetically modified food or feed products can only be sold in the market once they have been properly authorized. Any genetically modified micro-organisms that are for contained use are regulated under a different directive, EU Directive 2009/41/EC.

The procedures for the evaluation and authorization of GMOs or genetically modified food or feed products are established by Regulation (EC) 1829/2003 on genetically modified food and feed and Directive 2001/18/EC on the release of GMOs into the environment. An application for authorization must be submitted under Directive 2001/18/EC if a company seeks to release GMOs for experimental purposes (e.g., field tests) and/or to sell GMOs, as such or in products, in the market (e.g., cultivation, importation or processing). In turn, an application for authorization must be submitted under Regulation (EC) 1829/2003 if a company seeks to sell GMOs in the market for food and feed use and/or food and feed products containing or produced from GMOs. At the national level, EU member states have the ability to restrict or prohibit GMO cultivation in their territories by invoking grounds such as environmental or agricultural policy objectives, town and country-planning, land use, coexistence, socio-economic impacts or public policy.

In addition, Directive 2001/18/EC, Regulation (EC) 1829/2003 and Regulation (EC) 1830/2003 establish specific labeling and traceability requirements for GMOs and products that contain or are produced from GMOs. Finally, Directives 2002/53/EC and 2002/55/EC require genetically modified varieties to be authorized in accordance with Directive 2001/18/EC and/or Regulation (EC) 1829/2003, as applicable, before they can be included in a “Common Catalogue of Varieties,” which would permit the seeds of such genetically modified varieties to be marketed in the EU.

In the EU, one of Cibus’ RTDS technologies is well known as ODM. In the period between 2011 and 2015, Cibus requested guidance from EU competent authorities in Germany, Sweden, the UK, Ireland, Finland and Spain to determine the requirements in order to conduct field trials with oilseed rape lines developed using ODM technology. These competent authorities issued opinions that the line could be excluded from Directive 2001/18/EC and be tested in field trials like any other new variety. These opinions were consistent with submissions to the European Court of Justice (“ECJ”) Case 528/16 made by, amongst others, the European Commission. The opinions were also consistent with the non-binding opinion of the Advocate-General in the same case. However, the final ruling, issued on July 25, 2018, concluded that organisms obtained by modern mutagenesis plant breeding techniques, including ODM technologies, are GMOs and fall, in principle, under Directive 2001/18/EC and are subject to the obligations established in such directive, including the stringent pre-market authorization and associated environmental risk assessment requirements. The ECJ found further that varieties obtained by modern forms of mutagenesis are genetically modified varieties covered by Directive 2002/53/EC, and are therefore subject to the obligations of such directive. The ECJ clarified that only mutagenesis techniques which have been used in a number of applications and have a long safety record can be exempted from these requirements, although EU member states remain free to subject even such exempted organisms to the obligations under Directive 2001/18/EC, or to other obligations.

As a result of the ECJ ruling, the authorities of EU member states were required to treat organisms obtained by new techniques of directed mutagenesis, including those utilized in substantially all of the product candidates in Cibus’ current pipeline, as GMOs. Such organisms are therefore still subject to the pre-market assessments and authorization procedures derived from Directive 2001/18/EC or, if applicable, Regulation (EC) 1829/2003, as well as to the labeling and traceability requirements applicable to GMOs.

On November 8, 2019, in light of the ECJ Case C-528/16, the Council of the European Union asked the European Commission to submit, by April 30, 2021, a study regarding the status of new genomic techniques under EU law. The Council asked that, if appropriate in view of the outcomes of the study, the Commission should also submit a proposal for new legislation. In the report, the Commission concluded that there were strong indications that EU GMO legislation was not fit for purpose for some New Genomic Techniques (NGTs) and their products, and that it needed adaptation to science-based and technological progress. The Commission then announced the initiation of a policy action for new legislation aimed at providing a proportionate regulatory oversight for plants derived from targeted mutagenesis and cisgenesis. The Commission stated that the policy should allow reaping benefits from innovation by enabling safe NGT products to contribute to the sustainability and resilience of the EU agri-food system.

Other Jurisdictions with Established Procedures Applicable to New Plant Breeding Techniques

Argentina

The Argentinian authority, CONABIA, is responsible for the regulation of GMOs under Resolution 763/11, which provides an overall regulatory framework, and Resolution 701/11, which provides specific procedures for plant GMOs, including field trials and commercial release.

In 2015, CONABIA introduced Resolution 173/15, which provides procedures to establish if a crop obtained with the aid of new plant breeding techniques is a GMO as defined under Resolution 763/11. The analysis is case-by-case and can provide a preliminary answer in the design stage of a new product.

In 2018, CONABIA reviewed a Cibus Canola line developed using ODM technology within the RTDS and concluded that it was not a GMO as defined by Resolution 763/11.

Brazil

The Brazilian authority, CTNBio, is responsible for the regulation of GMOs under Law No. 11.105 of 2005, which provides for safety norms and inspection mechanisms for activities with GMOs and their by-products.

In 2018, CTNBio introduced Normative Resolution No 16, which provides procedures to establish if a crop obtained with the aid of new plant breeding techniques is a GMO as defined under Law No. 11.105 of 2005. The analysis is case-by-case with the primary determining factor for non-GMO status being the absence of recombinant DNA/RNA in the product.

Chile

The Chilean authority, SAG, is responsible for the regulation of GMOs under Resolution No 1523/2001, which controls the entry and introduction to the environment of Living Modified Organisms.

In 2017, SAG issued a statement indicating that scientific advances had allowed the development of a new generation of biotechnological techniques of plant breeding other than transgenic, and as a result, SAG considers it necessary to solve case by case if the material of propagation developed by any of these techniques is found within or out of the scope of Resolution No. 1523/2001.

SAG has provided procedures to establish if a crop product obtained with the aid of new plant breeding techniques is a GMO as defined under Resolution No 1523/2001. SAG will evaluate the background information presented on the technique and will verify if the crop product in question possesses a new combination of genetic material. Thereafter, SAG will pronounce by resolution, if the crop product is within or out of the scope of Resolution No. 1523/2001.

For these purposes, a new combination of genetic material will be understood as a stable insertion of one or more genes or DNA sequences encoding proteins, interfering RNA, double stranded RNA, signaling peptides or regulatory sequences.

In 2019, SAG reviewed a Cibus Canola line developed using ODM technology and site directed nuclease within the RTDS and concluded that it was not a GMO and was outside the scope Resolution No. 1523/2001.

6-	COMPETITION

The market for agricultural Productivity Traits is highly competitive, and Cibus faces significant competition.

The development of Productivity Traits are the primary target of plant breeding programs and a key basis of competition in the “seed and trait” business. These technologies underpin the expected performance of a given seed and are the primary basis for competition in the seed business. These technologies are generally developed internally by seed companies, but they are often bought or licensed from third parties such as other seed companies, the many academic institutions that have large programs or independent trait developers. The most likely competitors are likely to come from a relatively small number of major global agricultural chemical companies, including BASF, Bayer, Corteva AgriScience and Syngenta, smaller biotechnology research companies and institutions, including Arcadia Biosciences, Benson Hill Biosystems, Inari Agriculture, KeyGene, Pairwise Plants, Precision BioSciences now Elo Life Systems Yield10 and academic institutions. Our major competitors in some instances also be our customers Many of the companies above license out traits they have developed but sometimes they retain the rights for both competitive reasons and technical reasons.

Many of Cibus’ current or potential competitors, either alone or with their research and development or collaboration partners, have significantly greater financial resources and expertise in research and development, manufacturing, testing and marketing approved products than Cibus does. Smaller or early-stage companies may also prove to be significant competitors, particularly through research and development and collaborative arrangements with large and established companies. These competitors also compete with Cibus in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, Cibus’ programs.

Patents and proprietary technologies are important competitive barriers to competition. In addition to patents that may exist on technology to develop traits, virtually all of the leading traits that are licensed or sublicensed from 3rd parties have specific intellectual property on the trait itself. Cibus expects to have patents and proprietary technology associated with its traits. For example, Cibus was issued a patent in 2022 for its lead trait: pod shatter reduction in Canola. With patents, it is still possible for competition to develop the trait in other ways such as conventional breeding but gene editing patents should provide strong competitive barriers to other gene edited traits for the same genetic characteristics.

Cibus’ Competitive Strengths

Cibus believes that it is strategically well-positioned to develop innovative traits and products with high-value commercial applications. Cibus’ RTDS technology platform and the Trait Machine provide a significant competitive advantage in development and commercialization of new traits.

Cibus believes that all of Cibus’ traits are going to be treated as gene edited meaning that that are developed without integrating foreign DNA in the process or the product. This designation that our traits are not being regulated as GMO in many jurisdictions is an important competitive factor. The non-transgenic categorization of Cibus’ trait products in these key target markets provide Cibus with significant advantages. All six traits in Cibus’ traits have been determined not to be regulated articles through the USDA’s “Am I Regulated” process, which was replaced with the SECURE Rule’s confirmation process. Numerous regulatory agencies in the Americas, including the United States, Canada and Argentina, have confirmed that Cibus’ RTDS-developed trait products are non-transgenic and are not subject to heightened GMO regulation in these markets. In addition, Cibus is able to bring its products to market quickly and at a low cost, in part because its products are not subject to the time-consuming regulatory hurdles that apply to transgenic products.

The Trait Machine materially accelerates the time and ability to develop new traits. Time to develop and time to commercialize traits are important competitive factors. The ability of Cibus to collaborate with seed companies and edit directly into a customer’s germplasm accelerates time to launch and established need and commercial viability of each trait Cibus develops.

Cibus has a pipeline of six traits. Cibus believes that these traits are novel traits for which competition for these genetic charactersistic from gene editing will be limited. Cibus has selected its initial trait based on customer demand and the competitive position for each trait once developed. Once traits are developed and intellectual property has been developed around the trait, competition for traits has historically been limited.

Proprietary RTDS technologies and The Trait Machine provide the ability to stack traits and develop customized seed products quickly and efficiently. Cibus’ patent-protected RTDS can deliver multiple desirable traits within the same plant without the integration of foreign genetic material. Cibus has developed cell culture technologies that enable it to design and transfer a plant in the greenhouse with desirable traits within just a few months. Through RTDS, Cibus has established a predictable, reproducible and scalable process whereby it can develop customized plant products with multiple desirable traits specifically chosen to meet needs across the agricultural value chain. This process has been developed into the industry’s first standardized, semi-automated end-to-end gene editing facility—The Trait Machine. As a result, Cibus can use The Trait Machine to offer differentiated products that stack multiple, desirable traits in plants. With RTDS, Cibus is developing a trait portfolio across major crops that addresses significant market opportunities. Cibus has already establihed an RTDS technology platform for trait development in Canola and Rice. It expects to complete the development of its Soybean RTDS platforms by the end of 2023, Wheat by 2024 and its Corn RTDS platform by 2025.

Capital-efficient and highly scalable business model. Cibus has a capital-efficient, low-cost and highly-scalable business model. Its trait licensing strategy is based on Cibus’ core strengths in research and development and trait development. Cibus will continue to focus on advancing its gene-editing technologies toward developing plant traits for desired characteristics and intends to largely partner and license its traits to leading seed companies who will manage plant breeding and commercialization. Focusing on trait development while leveraging Cibus’ licensing partners’ breeding and commercialization expertise, market presence and geographic reach will reduce Cibus’ expenses and allow Cibus to pursue diversified growth across crop and trait platforms.

Recognized as non-transgenic in key target markets due to Cibus’ unique process and products. Numerous regulatory agencies in the Americas, including the United States, Canada and Argentina, have confirmed that Cibus’ RTDS-developed trait products are non-transgenic and are not subject to heightened GMO regulation in these markets. The non-transgenic categorization of Cibus’ trait products in these key target markets provide Cibus with significant advantages. In particular, Cibus is able to bring its products to market quickly and at a low cost, in part because its products are not subject to the time-consuming regulatory hurdles that apply to transgenic products.

Premier management team with broad expertise. Cibus’ management and senior leadership team has more than 300 years of cumulative industry experience and brings broad knowledge across key areas of its business, including research and development, product marketing, patent royalty management and regulatory compliance and oversight. Cibus’ Chief Executive Officer and Chairman, Rory Riggs, its President and Chief Operating Officer, Dr. Peter Beetham, and its Chief Scientific Officer and Executive Vice President, Dr. Greg Gocal, are founding members of the management team and each played a key role in developing Cibus’ business. Cibus’ leadership has a significant track record of scientific breakthroughs, including the development of RTDS, and product development at prestigious academic and research institutions and well-known agri-business companies.

7-	EMPLOYEES AND HUMAN CAPITAL RESOURCES

As of December 31, 2022, Cibus had 189 full-time employees, including a total of 26 employees with Ph.D. degrees. Of these full-time employees, approximately 143 employees are engaged in research and development, including trait development and production. None of Cibus’ employees are represented by a labor union or collective bargaining agreement. We consider our relationship with our employees to be good.

Cibus views its employees as among its most valuable assets. Its ability to hire and retain highly skilled professionals remains a key element to its success in developing and licensing novel Productivity Traits and high-value, low-carbon ingredients. Cibus’ human capital objectives are focused on identifying, recruiting, retaining, incentivizing and integrating its existing and newly hired employees. We strive to be equitable and inclusive. Cibus designs its compensation and benefit programs to help meet the needs of its employees, focusing on programs that promote well-being across all aspects of their lives, including healthcare, retirement planning and paid time off. Cibus pays its employees competitively in line with Cibus’ compensation philosophy, which includes paying employees at a rate consistent with an employee’s position, knowledge and skills. Cibus’ use of equity incentive compensation is designed to attract, retain and motivate its employees, consultants and directors through the granting of equity-based compensation awards.

Cibus also strive to make the company an inclusive, safe and healthy workplace, with opportunities for each of its employees to grow and develop in their careers. Additionally, Cibus promotes opportunities for employees of all backgrounds and seeks to actively support, promote and maintain a culture that fosters inclusion and diversity with respect to age, disability, gender identity or expression, ethnicity, military veteran status, national origin, race, religion, sexual orientation, and other backgrounds and experiences. We have a highly matrixed team that fosters diversity in ideas and background with 40% holding advanced degrees and approximately half who are women. We are committed to continuing to improve representation and diversity, while fostering a welcoming environment where everyone belongs.

Our dynamic culture has been developed over time by teams of employees who represent six major components of engagement:

•	Team Building

•	Diversity, Equity & Inclusion

•	Communications

•	Wellness

•	Social Events

•	Safety Action

These components are important threads which weave through our culture and encourage involvement and empowerment, while providing everyone with the ability to positively influence the work environment.

8-	RESEARCH AND DEVELOPMENT

Cibus’ research and development is involved in multiple aspects of platform and trait development. It is involved in building the crop-specific single cell platforms that are integral to the Trait Machine. In addition, they are integral to the development and implementation of the RTDS and ODM gene editing technologies and the development building and implementation of the crop-specific Trait Machine platforms. The team has technical expertise in genomics, genome engineering, molecular biology, biochemistry, genetics and genetic engineering, cell biology, plant physiology, plant breeding, strain engineering and fermentation. Cibus’ research and development activities are conducted principally at its San Diego, California facilities. Cibus has made, and will continue to make, substantial investments in research and development. Its research and development expenses were $33.5 million and $22.2 million for the years ended December 31, 2022 and 2021, respectively.

9-	FACILITIES

Cibus’ headquarters is located in San Diego, California, where it has leases for its office space, including its corporate headquarters and laboratory space, and stand-alone laboratory space (the Trait Machine Facility) in San Diego, California, totaling 53,423 and 31,939 square feet, respectively, with terms that expire in May 2025 and September 2025, respectively. Cibus has 1 option to extend the laboratory space lease, for 1 year. However, as Cibus is not reasonably certain to exercise this option at lease commencement, the option was not recognized as part of the associated operating lease Right-of-use (ROU) asset or liability.

Additionally, Cibus has certain leases for greenhouse and warehouse facilities, totaling 30,800 and 6,207 square feet, respectively, with terms that expire in September 2023 and August 2026, respectively. Cibus has 1 option to extend the term of the greenhouse lease, for 5 years, and 1 option to extend the warehouse lease, for 5 years. However, as Cibus is not reasonably certain to exercise either of those options at lease commencement, neither option was recognized as part of the associated operating lease Right-of-use (ROU) asset or liability.

Certain leases include rent abatement, rent escalations, tenant improvement allowances and additional charges for common area maintenance and other costs.

In addition, Cibus has offices in different locations in Canada, the United States and Europe.

For the years ended December 31, 2022 and 2021, Cibus incurred rent expenses under these leases of $3.4 million and $2.5 million, respectively.

10-	LEGAL PROCEEDINGS

From time to time, Cibus may be subject to legal proceedings and claims in the ordinary course of business.

On May 3, 2019, Houston Casualty Company filed a Complaint for Declaratory Relief and Recoupment with the United States District Court located in the Southern District of California related to an insurance claim involving Cibus Global’s hybrid canola products sold in 2018. On October 10, 2019 Cibus Global filed a counterclaim for certain breaches and damages.

CALYXT MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Calyxt’s financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements based upon current expectations that involve risks and uncertainties. Calyxt’s actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set out under the section entitled “Risk Factors” in this proxy statement/prospectus. See also the section entitled “Cautionary Statement Concerning Forward-Looking Statements” in this proxy statement/prospectus.

Executive Overview

Calyxt is a plant-based synthetic biology company. Calyxt leverages its proprietary PlantSpring™ technology platform to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. In October 2021, Calyxt announced the launch of a strategic initiative which focused on engineering synthetic biology solutions through its PlantSpring platform for manufacture using its proprietary and differentiated BioFactory™ production system for a diverse base of target customers across a range of end markets, including the cosmeceutical, nutraceutical, and pharmaceutical industries. Calyxt also commercializes its PlantSpring technology platform by licensing elements of the platform and historically developed traditional agriculture seed-trait product candidates, as well as selectively developing product candidates for customers in traditional agriculture.

The business is described in greater detail in “Calyxt Business—Company Overview.”

Calyxt is an early-stage company and has incurred net losses since its inception. As of December 31, 2022, Calyxt had an accumulated deficit of $212.2 million. Calyxt’s net losses were $16.9 million for the year ended December 31, 2022. Calyxt expects to continue to incur significant expenses and operating losses for the next several years. Those expenses and losses may fluctuate significantly from quarter-to-quarter and year-to-year.

Historically, Calyxt’s expenses in connection with the execution of its long-term business plan have been primarily driven by:

•	R&D expenses associated with developing and enhancing the capabilities of its PlantSpring technology platform;

•	R&D expenses and capital expenditures to expand its BioFactory production system;

•	regulatory expenses associated with R&D and product development;

•	maintaining, protecting, expanding, and defending its intellectual property portfolio, including intellectual property related to the PlantSpring technology platform and BioFactory production system;

•	human capital related expenses associated with attracting and retaining skilled personnel; and

•	pursuing and negotiating agreements with customers, licensees, and infrastructure partners.

On September 22, 2022, Calyxt announced that the Calyxt Board had begun evaluating potential strategic alternatives to maximize stockholder value, including financing alternatives, merger, reverse merger, other business combinations, sale of assets, licensing, or other transactions.

On January 13, 2023, Calyxt and Merger Subsidiary entered into the Merger Agreement with Cibus Global. Pursuant to the Merger Agreement, following the Transactions, Calyxt will be organized in an “Up-C” structure and re-named “Cibus, Inc.” and its only material asset will consist of common units of Cibus Global. If the Transactions are completed, the business of Cibus will continue as the primary business of the Combined Company and the equity holders of Cibus Global will own a substantial majority of the issued and outstanding Calyxt Common Stock.

The Closing is subject to the approval of Calyxt Stockholders, the approval of Cibus Global’s members, the receipt of required regulatory approvals (to the extent applicable) and satisfaction of other customary closing conditions. The Closing is currently expected to occur in the second quarter of 2023.

If, for any reason, the Transactions are not completed, Calyxt will reconsider its available alternatives at such time and could pursue one of the following courses of action, which Calyxt currently believes to be the most likely alternatives:

•

Dissolve and liquidate. Calyxt may decide to dissolve and liquidate its assets. In such a circumstance, Calyxt would be required to pay all of its debts and contractual obligations and to set aside certain reserves for potential future claims. In light of Calyxt’s current capital resources, it is highly unlikely, in this case, that substantial resources, if any, would be available for distributions to stockholders.

•

Pursue another strategic transaction. Calyxt may decide to resume the process of evaluating a potential merger, reorganization or other business combination transaction or to sell or otherwise dispose of certain of Calyxt’s assets. Any of these alternatives would be costly and time-consuming and would require that Calyxt obtain additional near-term funding in parallel to, or as part of, such a strategic transaction. Calyxt expects that it would be difficult to secure such funding in a timely manner, on favorable terms or at all.

•

Operate the business. Although substantially less likely than the alternatives above, the Calyxt Board could elect to seek to continue to operate Calyxt’s business. This alternative would require that Calyxt obtain additional near-term funding, which Calyxt expects would be difficult to secure in a timely manner, on favorable terms or at all. If pursued, Calyxt would likely need to significantly delay or further scale back operations beyond its already narrowly focused operational activities.

Current Operational Focus

Prior to the announcement of the Transactions, Calyxt’s primary focus was on the development of synthetic biology products for its customers using its BioFactory production system. In light of the proposed Transactions and recent capital resource constraints, Calyxt has substantially scaled back its operations and has focused its current business activities on ensuring it has cash sufficient to achieve a closing of the proposed Transactions. Accordingly, Calyxt’s management has implemented cost reduction and other cash-focused measures, including reduction of capital expenditures, headcount reductions, and renegotiation or termination of professional services agreements. To conserve cash, Calyxt has also strategically evaluated its arrangements with suppliers and service providers and has, in several instances, transitioned such relationships to lower cost alternative providers.

In limiting operations to core activities, Calyxt has focused its continuing operations on:

•	scaling production of a single Plant Cell Matrix with its manufacturing partner, Evologic;

•	licensing efforts with respect to its PlantSpring technology and plant traits, including the TALEN technology; and

•

continuing to progress its three current customer projects—(1) its research collaboration with a leading global food ingredient manufacturer to develop a soybean trait to serve as an alternative to palm oil, (2) its plant-based chemistry pilot project for a major consumer packaged goods company, and (3) supporting late-stage development activities for its improved digestibility alfalfa trait, which was developed with and licensed to S&W Seed Company.

Calyxt has suspended non-core activities, such as efforts toward the development and integration of AIML and the initiation, development and commercialization of additional synthetic biology products, or chemistries, beyond those involved in the continuing operations identified above.

Relationship with Cellectis and Comparability of Results

Calyxt, Inc.’s largest shareholder is Cellectis. As of December 31, 2022, Cellectis owned 49.1% of issued and outstanding Calyxt Common Stock.

Cellectis has certain contractual rights as well as rights pursuant to the Calyxt Certificate of Incorporation and Calyxt Bylaws, in each case, for so long as it maintains threshold beneficial ownership levels in Calyxt Common Stock. See “Risk Factors—Risks Related to Calyxt—Risks Related to Ownership of Calyxt Common Stock if the Mergers Are Not Completed—If the Mergers do not close for any reason, Cellectis will continue to possess rights that prevent other stockholders from influencing significant decisions.”

In addition, Cellectis has guaranteed the lease agreement for Calyxt’s headquarters. However, Calyxt previously agreed to indemnify Cellectis for any obligations under this guaranty, effective upon Cellectis’ ownership falling to 50 percent or less of outstanding Calyxt Common Stock. Accordingly, Calyxt’s indemnification obligation was triggered in October 2022.

Calyxt holds an exclusive license from Cellectis that broadly covers the use of engineered nucleases for plant gene editing. This intellectual property covers methods to edit plant genes using “chimeric restriction endonucleases,” which include TALEN®, CRISPR/Cas9, zinc finger nucleases, and some types of meganucleases.

Financial Operations Overview

Revenue

Revenue is recognized from sales of products, from licenses of technology, and from product development activities for customers.

Cost of Goods Sold

Cost of goods sold are recognized as products are sold. There are minimal cost of goods sold associated with Calyxt’s technology licensing activities.

Research and Development Expense

Calyxt’s R&D expenses primarily consist of employee-related costs for personnel who research and develop its product candidates, fees for contractors who support product development activities, purchasing material and supplies for its laboratories, licensing, an allocation of facility and information technology expenses, and other costs associated with owning and operating its own laboratories and pilot BioFactory capabilities. This includes the costs of performing activities to discover and develop products and advance Calyxt’s PlantSpring technology platform, including its intellectual property portfolio. BioFactory expenses from lab through pilot, unless incurred related to a specific product sold to a customer, are also classified as R&D expense. R&D expenses also include costs to write and support the research for filing patents. Calyxt recognizes R&D expenses as they are incurred.

Selling, General, and Administrative Expense

Selling, general, and administrative (SG&A) expenses consist primarily of employee-related expenses for selling and licensing Calyxt’s products and employee-related expenses for its executive, legal, intellectual property, information technology, finance, and human resources functions. In periods prior to 2021, these expenses also included employee-related and other expenses for selling soybean oil and meal, soybean acreage acquisition, and managing the soybean product supply chain. Other SG&A expenses include facility and information technology expenses not otherwise allocated to R&D expenses, professional fees for auditing, tax and legal services, expenses associated with maintaining patents, consulting costs and other costs of Calyxt’s information systems, and costs to market its products.

Interest, net

Interest, net is comprised of interest income resulting from investments of cash and cash equivalents, short-term investments, unrealized gains and losses on short-term investments, issuance costs associated with Calyxt Common Warrants issued in February 2022, and interest expense incurred related to financing lease obligations. It is also driven by balances, yields, and timing of financing and other capital raising activities.

Non-operating income (expenses)

Non-operating income (expenses) are income or expenses that are not directly related to ongoing operations and are primarily comprised of gains and losses from the mark-to-market of Calyxt Common Warrants, gain from a legal settlement, expenses associated with the evaluation of strategic alternatives, foreign exchange-related transactions, and disposals of land, buildings, and equipment.

Changes Between Revenues and Costs

Calyxt was previously focused on the development of traits for traditional agriculture that it planned to commercialize using either a vertically integrated or licensing business model. Calyxt’s first commercial product, a high oleic soybean, was launched in this manner in the first quarter of 2019. In August 2020, Calyxt announced it was winding down the vertically integrated soybean product line. The wind-down of this product line was completed in late 2021 with the final sales of soybean grain to a large soybean processor.

As Calyxt transitioned its business model, the composition of revenues and costs has evolved, with soybean-related revenues declining to zero, the negative gross profit margins experienced from sales of those products no longer occurring, and the significant working capital investment to support those activities also declining.

To the extent any revenue is generated under Calyxt’s current business model, such revenue would derive from product development activities for customers for both the BioFactory production system and agricultural production and technology licensing arrangements. Any such cash and revenue-generating opportunities associated with these activities would be expected to primarily arise from up-front and milestone payments, annual license fees, and royalties. If and when the BioFactory begins to produce products for customers, it is anticipated that such revenues would grow and surpass revenues from other sources.

During the course of discussions with Cibus regarding, and following the execution of, the Merger Agreement, Calyxt has streamlined and focused its business activities on preserving cash sufficient to achieve a closing of the Transactions. Accordingly, Calyxt has taken additional steps to streamline its operations and to reduce its operating expenses, while focusing on a limited scope of core projects. While these projects are important for Calyxt’s overall product development pipeline, none of these projects is expected to generate material revenue in the near term. While Calyxt continuously implemented cost reduction measures including not filling open positions throughout 2022, the principal impact of these actions affects results of operations beginning in early 2023 following the reduction in employees from 48 to 28, including attrition, in January 2023.

Results of Operations for the Year Ended December 31, 2022, Compared to the Year Ended December 31, 2021

A summary of Calyxt’s results of operations for the years ended December 31, 2022 and 2021 follows:

	Year Ended December 31,
	2022	2021	$ Change	% Change
	(In thousands, except percentage values)
Revenue	$157	$25,987	$(25,830)	(99)%
Cost of goods sold	—	28,557	(28,557)	(100)%

Gross profit	157	(2,570)	2,727	106%
Research and development	11,553	11,335	218	2%
Selling, general, and administrative	10,974	15,427	(4,453)	(29)%

Loss from operations	(22,370)	(29,332)	6,962	24%
Gain upon extinguishment of Payroll Protection Program loan	—	1,528	(1,528)	(100)%
Interest, net	(87)	(1,414)	1,327	94%
Non-operating income (expenses)	5,566	19	5,547	29,195%

Net loss	$(16,891)	$(29,199)	$12,308	42%

Basic and diluted net loss per share	$(0.37)	$(0.78)	$0.41	53%

Revenue, Cost of Goods Sold, and Gross Profit

Revenues were $0.2 million in 2022, a decrease of $26.0 million, or 99 percent, from 2021. Cost of goods sold was zero in 2022, a decrease of $28.6 million, or 100 percent, from 2021. Gross profit was $0.2 million, constituting 100 percent of revenue, in 2022, compared to negative $2.6 million, or negative 47 percent of revenue, in 2021. The decreases in revenue and cost of goods sold and improvement in gross profit were driven by the late 2021 completion of the wind-down of Calyxt’s soybean product line and transition of Calyxt’s focus to synthetic biology, which remains an early stage field and has not yet generated significant revenue. Revenue in 2022 was primarily associated with Calyxt’s agreement with a large food ingredient manufacturer to develop a palm oil alternative.

Research and Development Expense

R&D expense was $11.6 million in 2022, an increase of $0.2 million, or 2 percent, from 2021. The increase was primarily driven by an increase in allocated SG&A costs of $2.0 million as Calyxt adjusted its cost allocation methodology at the beginning of 2022, partially offset by $0.7 million of cost savings due to the change in Calyxt’s business model, $0.6 million lower cash compensation expense, and $0.5 million lower non-cash stock compensation expense.

Selling, General, and Administrative Expense

SG&A expense was $11.0 million in 2022, a decrease of $4.5 million, or 29 percent, from 2021. The decrease was driven by cost allocations to R&D expense of $2.0 million, lower cash compensation expense of $1.0 million, other expense reductions of $0.9 million, and a $0.6 million one-time benefit from the modification of Calyxt’s former Chief Executive Officer’s severance agreement. These decreases were partially offset by $0.8 million in higher rent expense as a result of the adoption of the lease accounting standard.

Gain Upon Extinguishment of Payroll Protection Program Loan

On April 8, 2021, Calyxt was notified by the U.S Small Business Administration (SBA) that the full principal amount and all accrued interest of the Paycheck Protection Program loan had been forgiven. Accordingly, Calyxt recognized a gain upon the extinguishment of the Payroll Protection Program Loan (the PPP loan) of $1.5 million in 2021.

Interest, net

Interest, net was an expense of $0.1 million in 2022, an improvement of $1.3 million, or 94 percent, from 2021. The improvement was driven by the adoption of the lease accounting standard, which shifted amounts previously reported as interest expense to SG&A expense.

Non-operating income (expenses)

Non-operating income (expenses) were income of $5.6 million in 2022, an improvement of $5.5 million from 2021. The improvement was driven by the mark-to-market of Calyxt Common Warrants derivative liability, which declined in value due to a decline in stock price in 2022, partially offset by expenses associated with the strategic alternatives review.

Net Loss

Net loss was $16.9 million in 2022, an improvement of $12.3 million, or 42 percent, from 2021. The improvement in net loss was driven by the mark-to-market of Calyxt Common Warrants derivative liability, the completion of the wind-down of the soybean product line in late 2021, and lower operating expenses. These improvements were partially offset by the gain realized on the forgiveness of the PPP loan in the second quarter of 2021.

Net Loss Per Share

Net loss per share was $0.37 in 2022, an improvement of $0.41 per share, or 53 percent, from 2021. The improvement in net loss per share was driven by the improvement in net loss and a year-over-year increase in the weighted average shares outstanding.

Liquidity and Capital Resources

Liquidity

Calyxt’s primary sources of liquidity are its cash and cash equivalents. As of December 31, 2022, Calyxt had $3.5 million of cash, cash equivalents, and restricted cash. Calyxt’s restricted cash balances are cash and cash equivalents deposited in an amount equal to future equipment rent payments, as required under its equipment lease facility. Calyxt may request the return of excess restricted cash collateral annually in December. Calyxt’s restricted cash was $0.1 million as of December 31, 2022. Current liabilities were $1.7 million as of December 31, 2022. Calyxt’s current cash, cash equivalents, and restricted cash is sufficient to cover all of its current liabilities as of December 31, 2022.

Calyxt’s liquidity funds its non-discretionary cash requirements and its discretionary spending. Prior to the wind-down of Calyxt’s soybean go-to-market strategy, working capital was its principal non-discretionary funding requirement. In addition, Calyxt has contractual obligations related to recurring business operations, primarily related to lease payments for its headquarters and laboratory facilities. Calyxt’s principal discretionary cash spending is for capital expenditures, short-term working capital payments, and professional and other transaction-related expenses incurred as Calyxt pursues additional financing and evaluates potential alternative transactions.

Calyxt incurred net losses of $16.9 million for the year ended December 31, 2022. As of December 31, 2022, Calyxt had an accumulated deficit of $212.2 million and expects to continue to incur losses in the future.

Cash Flows from Operating Activities

	Year Ended December 31,
In Thousands (except percentage values)	2022	2021	$ Change	% Change
Net loss	$(16,891)	$(29,199)	$12,308	42%
Gain upon extinguishment of Payroll Protection Program loan	—	(1,528)	1,528	100%
Depreciation and amortization expenses	1,534	2,338	(804)	(34)%
Stock-based compensation	3,998	2,090	1,908	91%
Unrealized (gain) loss on mark-to-market of common stock warrants	(5,120)	—	(5,120)	NM
Changes in operating assets and liabilities	(2,885)	7,488	(10,373)	(139)%

Net cash used by operating activities	$(19,364)	$(18,811)	$(553)	(3)%

NM- not meaningful

Net cash used by operating activities was $19.4 million in 2022, an increase in cash used of $0.6 million, or three percent, from 2021. The net cash used by operating activities result was driven by a $12.3 million improvement in net loss, a $1.9 million increase in non-cash stock compensation, primarily the result of the forfeiture of unvested stock awards in the first quarter of 2021, and the $1.5 million gain upon extinguishment of the PPP loan in the second quarter of 2021, which were more than offset by a $5.1 million gain on mark-to-market of the Calyxt Common Warrants and a $10.4 million decline in cash provided by operating assets and liabilities due to the completion of the wind-down of the soybean product line in late 2021 and transition of Calyxt’s focus to synthetic biology, which remains an early stage field and has not yet generated significant revenue.

Calyxt expects cash used by operating activities in 2023 to be lower than 2022 driven by reductions in operating expenses as a result of Calyxt’s cost reduction initiatives and streamlining of operational focus prior to the anticipated Closing.

Cash Flows from Investing Activities

	Year Ended December 31,
In Thousands	2022	2021	$ Change	% Change
Sales and (purchases) of short-term investments, net	$—	$11,698	$(11,698)	(100)%
Purchases of land, buildings, and equipment	(1,520)	(497)	(1,023)	(206)%

Net cash (used) provided by investing activities	$(1,520)	$11,201	$(12,721)	(114)%

Net cash used by investing activities was $1.5 million in 2022, an increase in cash used of $12.7 million, or 114 percent, from 2021. This increase in cash used by investing activities was driven by the 2021 sale of short-term investments to fund operations and higher capital expenditures.

Calyxt expects cash used for purchases of land, buildings, and equipment in 2023 to be lower than 2022, driven by reductions in cash expenditures as a result of Calyxt’s cost reduction initiatives and streamlining of operational focus prior to the anticipated Closing.

Cash Flows from Financing Activities

	Year Ended December 31,
In Thousands	2022	2021	$ Change	% Change
Proceeds from common stock issuance	$11,538	$4,380	$7,158	163%
Costs incurred related to the issuance of stock	(1,173)	(501)	(672)	(134)%
Repayments of financing lease obligations	(376)	(364)	(12)	(3)%
Proceeds from the exercise of stock options	—	227	(227)	(100)%

Net cash provided by financing activities	$9,989	$3,742	$6,247	167%

Net cash provided by financing activities was $10.0 million in 2022, an increase of $6.2 million, or 167 percent, from 2021. The increase was primarily driven by $10.0 million of net proceeds from the Follow-On Offering in February 2022.

Calyxt expects net cash provided by financing activities in 2023 to decrease compared to 2022, as a result of Calyxt’s cost reduction initiatives and streamlining of operational focus prior to the anticipated Closing.

Capital Resources

Calyxt has an effective shelf registration on Form S-3 on file with the SEC and additional capital is accessible from the capital markets, including pursuant to its ATM Facility. However, amounts available under the shelf registration statement, including the ATM Facility, are significantly limited because Calyxt’s public float is less than $75,000,000. Subject to Instruction I.B.6 to Form S-3, which is referred to as the “baby shelf” rules, for so long as Calyxt’s public float is less than $75,000,000, it may not sell more than the equivalent of one-third of its public float during any 12 consecutive months pursuant to the baby shelf rules.

Such additional liquidity and access to capital resources is subject to market conditions and other factors, including challenges associated with raising sufficient capital to meet Calyxt’s financing needs in light of Calyxt, Inc.’s current stock price and related constraints.

Prior to December 31, 2022, Calyxt completed the following capital raising transactions:

•

On July 25, 2017, Calyxt completed its IPO of common stock. In the aggregate, Calyxt received net proceeds from the IPO of $58.0 million, all of which have been used to fund R&D costs, build out commercial capabilities, and for general corporate purposes.

•	On May 22, 2018, Calyxt completed a follow-on offering of its common stock. In the aggregate, Calyxt received net proceeds from the follow-on offering of $57.0 million.

•	On October 20, 2020, Calyxt completed a follow-on offering of its common stock. In the aggregate, Calyxt received net proceeds from the follow-on offering of $14.0 million.

•	On September 21, 2021, Calyxt entered into an ATM Facility. In the aggregate, Calyxt received net proceeds from the ATM Facility of $4.1 million through early January 2022.

•

During the February 2022 Offering, Calyxt issued 3,880,000 shares of its common stock, 3,880,000 Pre-Funded Warrants, and 7,760,000 Calyxt Common Warrants. In the aggregate, Calyxt received net proceeds of $10.0 million, after deducting approximately $0.9 million of underwriting discounts and estimated other offering expenses.

On October 3, 2022, Calyxt, Inc. entered into an amendment to the Open Market Sale Agreement with Jefferies for the ATM Facility that enables it, subject to the applicable baby shelf rules, to offer and sell up to 15,661,000 shares of its common stock. At its discretion, Calyxt, Inc. determines the timing and number of shares to be issued under the ATM Facility. During the fourth quarter of 2022, Calyxt, Inc. issued approximately 2.0 million shares of common stock under the ATM Facility for proceeds of $0.1 million net of commissions and payments for other share issuance costs. From December 31, 2022 through the date of this proxy statement/prospectus, Calyxt has not issued any additional shares under the ATM Facility.

Operating Capital Requirements

Calyxt has incurred losses since its inception and its net loss was $16.9 million for the year ended December 31, 2022, and it used $19.4 million of cash for operating activities for the year ended December 31, 2022.

Calyxt has incurred losses since its inception. If the Transactions are not consummated for any reason, Calyxt may decide to dissolve and liquidate its assets. In such a circumstance, Calyxt would be required to pay all of its debts and contractual obligations and to set aside certain reserves for potential future claims. In light of Calyxt’s current capital resources, it is highly unlikely, in this case, that substantial resources, if any, would be available for distributions to stockholders.

To the extent the Transactions are not consummated for any reason and Calyxt is not liquidated and dissolved, it anticipates that it will continue to generate losses for the next several years or until such time as an alternative strategic transaction is consummated.

In the less likely scenario in which Calyxt seeks to continue to operate its business and until Calyxt can generate cash flows sufficient to support its operating capital requirements, it would seek to finance a portion of future cash needs through (i) cash on hand, (ii) commercialization activities, which may result in various types of revenue streams from (a) future product development agreements and technology licenses, including upfront and milestone payments, annual license fees, and royalties; and (b) product sales from its proprietary BioFactory production system; (iii) government or other third-party funding, (iv) public or private equity or debt financings, or (v) a combination of the foregoing. However, capital generated by commercialization activities, if any, is expected to be received over a period of time and near-term additional capital may not be available on reasonable terms, if at all.

In connection with the Transactions, beginning at the earlier of March 15, 2023 or the date Calyxt’s unrestricted cash balance first drops below $1,500,000, Calyxt can request, and Cibus Global has agreed to provide, an unsecured, interest-free revolving line of credit of up to $3,000,000 in cash, which amount may be increased to $4,000,000 if Cibus Global elects to extend the Outside Date to June 30, 2023. Funds can be drawn by Calyxt in $500,000 increments and may only be used to fund operating expenses incurred in the ordinary course of business consistent with past practice and consistent with the negative covenants in the Merger Agreement. The full outstanding balance of the Interim Funding will be reduced to zero in connection with the Closing, if the Transactions are consummated. The full outstanding balance of the Interim Funding will be forgiven by Cibus Global if the Merger Agreement is terminated for any reason other than certain under certain conditions, as detailed in the Merger Agreement. The Interim Funding is subject to acceleration in connection with certain bankruptcy events.

Calyxt faces uncertainty regarding the adequacy of its capital resources and presently has limited access to additional financing and expects to rely upon the Interim Funding in order to continue operations through the consummation of the Transactions.

While alternative public and private transaction structures may be available, these may require additional time and cost, may result in fixed payment obligations, may result in substantial dilution to existing stockholders, particularly in light of Calyxt, Inc.’s current stock price, may impose operational restrictions on Calyxt, Inc., may grant holders rights senior to those of Calyxt Common Stock, and may not be available on attractive terms. Further, during the pendency of the Transactions, any such transactions could only be entered into with the consent of Cibus Global. Accordingly, although Calyxt continuously assesses market conditions and available financing alternatives, in light of Calyxt, Inc.’s current stock price, the restrictions imposed by the Merger Agreement and the availability of the Interim Funding, Calyxt does not anticipate any additional third-party funding prior to the consummation of the Transactions.

Calyxt believes its cash, cash equivalents, and restricted cash as of December 31, 2022, considering continuing actions taken to reduce its operating expenses to enable the proposed Transactions to close, the legal settlement discussed in Note 8 to the consolidated financial statements, and the availability of the Interim Funding are sufficient to fund its operations through the second quarter of 2023. Calyxt’s management has concluded there is substantial doubt regarding its ability to continue as a going concern for a period of 12 months or more from the date of its Annual Report on Form 10-K for the year ended December 31, 2022.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

In light of Calyxt’s current liquidity challenges and capital resource constraints, management has implemented cost reduction and other cash-focused measures to manage liquidity, including reduction of capital expenditures, headcount reductions, and renegotiation or termination of professional services agreements. To conserve cash, Calyxt has also strategically evaluated its arrangements with suppliers and service providers and has, in several instances, transitioned such relationships to lower cost alternative providers. During the course of discussions with Cibus regarding, and following the execution of, the Merger Agreement, Calyxt has further streamlined and focused its business activities on preserving cash sufficient to achieve a closing of the Mergers. Accordingly, Calyxt has taken additional steps to reduce its operating expenses and has focused its continuing operations on scaling production of its Plant Cell Matrix structures with its manufacturing partner, licensing efforts with respect to its PlantSprin technology and plant traits and continuing to progress its three key customer projects.

If Calyxt is unable to consummate the Transactions, Calyxt may have to implement increasingly stringent cost saving measures and significantly delay, scale back, or cease operations, in part or in full. If Calyxt decided to cease operations and dissolve and liquidate its assets, it is unclear to what extent Calyxt would be able to pay its existing obligations. In such a circumstance and in light of Calyxt’s current capital resources position, it is unlikely that substantial resources would be available for distributions to stockholders.

Contractual Obligations, Commitments, and Contingencies

As of December 31, 2022, Calyxt’s contractual obligations consisted of minimum lease payments for its corporate headquarters and laboratory facilities and equipment leases. In the aggregate, $7.5 million is due within the next five years, of which $1.5 million is payable in 2023.

Sale-Leaseback of Headquarters and Laboratory Facilities

In September 2017, Calyxt consummated a sale-leaseback transaction with a third party for its corporate headquarters and laboratory facilities in Roseville, Minnesota, which encompasses approximately 44,000 square feet including office and lab space, the first pilot BioFactory production system, greenhouses, and outdoor research plots. Calyxt is deemed the owner for accounting purposes. The lease has a term of twenty years with four options to extend its term for five years each subject to there being no default under the lease terms beyond any cure period and Calyxt occupying the property at the time of extension. In 2017, Calyxt received $7.0 million in connection with the sale of the land and uncompleted facility.

The lease commenced in May 2018. Under the lease, Calyxt pays an annual base rent of eight percent of the total project cost with scheduled increases in rent of 7.5 percent on the sixth, eleventh, and sixteenth anniversaries of the start of the lease commencement as well as on the first day of each renewal term. Currently, Calyxt pays an annual base rent of $1.4 million. The first increase will occur during 2023.

Calyxt is also responsible for all operating costs and expenses associated with the property. If the landlord decides to sell the property, Calyxt has a right of first refusal to purchase the property on the same terms offered to any third party.

Concurrent with entering the lease, Cellectis guaranteed the lease agreement for Calyxt’s headquarters. However, Calyxt previously agreed to indemnify Cellectis for any obligations under this guaranty, effective upon Cellectis’ ownership falling to 50 percent or less of outstanding Calyxt Common Stock. Calyxt’s indemnification obligation was triggered in October 2022.

Prior to 2022, this lease was considered a failed sale leaseback based on the nature of the transactions and was reported as a financing-type lease. As discussed below in Note 1 to the Consolidated Financial Statements, with Calyxt’s adoption of the New Lease Standard on January 1, 2022, this lease is now considered an operating lease.

Sale-Leaseback of Equipment

Calyxt also has an equipment financing arrangement that is considered a financing-type lease which matures in 2023. Calyxt was required to deposit cash into a restricted account in an amount equal to the future rent payments required by the lease. As of December 31, 2022, this restricted cash totaled $0.1 million, and will be returned following the payoff of the lease obligations in 2023.

Critical Accounting Estimates

The accompanying discussion and analysis of Calyxt’s financial condition and results of operations are based upon its consolidated financial statements and the related disclosures, which have been prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires Calyxt to make estimates, assumptions, and judgments that affect the reported amounts in its consolidated financial statements and accompanying notes. Calyxt bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Calyxt believes the following policies to be the most critical to understanding its financial condition and results of operations because they require the use of estimates, assumptions, and judgments about matters that are inherently uncertain.

Stock-Based Compensation

The valuation of stock options is a critical accounting estimate that requires the use of judgments and assumptions that are likely to have a material impact on Calyxt’s consolidated financial statements. Calyxt generally measures the fair value of employee and nonemployee stock-based awards on their grant date and records compensation expense on a straight-line basis over the related service period of the award, which is generally the vesting period. Calyxt uses the Black-Scholes option pricing model to value its stock option awards, which requires Calyxt to make predictive assumptions regarding employee exercise behavior, future stock price volatility, and dividend yield. Calyxt generally measures compensation expense for grants of restricted stock units using Calyxt’s share price on the date of grant. Calyxt uses a Monte Carlo simulation pricing model when estimating the fair values of Calyxt PSUs, which requires Calyxt to make predictive assumptions. Calyxt estimates fair values and accounts for employee and nonemployee awards in a similar manner.

Due to the limited historical experience of Calyxt’s stock awards program, it has elected to account for forfeitures of awards as they occur. If an award is forfeited prior to vesting, the associated reduction in expense is reflected net in stock-based compensation expense in that period.

Stock Options

The estimated fair values of stock options granted, and the assumptions used for the Black-Scholes option-pricing model were as follows:

Year Ended December 31,
	2022	2021
Expected term (in years)	5.5 - 6.9	5.5 - 6.5
Expected volatility	89.7% - 92.8%	80.1% - 91.0%
Risk-free interest rate	1.9% - 3.5%	0.6% - 1.2%

Due to Calyxt’s limited history, it does not always have sufficient historical stock option activity to make predictive assumptions based solely on its stock or stock option activity for the Black-Scholes option pricing model. As a result, Calyxt may need to use data from other comparable public companies or alternative calculation methods as allowed by GAAP to make predictive assumptions.

Calyxt estimates its future stock price volatility using the weighted-average historical volatility calculated from a group of comparable public companies over the expected term of the option. The group of comparable public companies is determined by management on an annual basis. When selecting a comparable company, management considers relevant factors including industry and strategy, size, maturity, and financial leverage. The comparable companies used by management to calculate expected volatility may change from year-to-year because of changes in those factors and because a new comparable company may become publicly traded. A one percentage point increase in Calyxt’s volatility assumption, leaving all other assumptions constant, would increase the grant date fair value by one percent.

The expected term of stock options is estimated using the average of the vesting tranches and the contractual life of each grant for employee options, or the simplified method, as Calyxt has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The use of the simplified method is dependent upon the type of equity award granted and the term of the award. Management reviews the expected term of stock options before issuance to ensure that the use of the simplified method is appropriate and that Calyxt does not have sufficient historical exercise data to estimate the expected term using a different method. An increase in the expected term by one year, leaving all other assumptions constant, would increase the grant date fair value by five percent.

Calyxt estimates the risk-free interest rate based on the United States Treasury zero-coupon yield curve at the date of grant for the expected term of the option. A one percentage point increase in the risk-free interest rate, leaving all other assumptions constant, would not change the grant date fair value.

Calyxt does not, nor does it expect to pay dividends in the foreseeable future.

Performance Stock Units

From time to time, Calyxt issues Calyxt PSUs to certain individuals in management to align their objectives with Calyxt Stockholders.

In March 2022, Calyxt granted 530,000 Calyxt PSUs under the 2017 Plan to five employees, including four executive officers. The Calyxt PSUs include three annual performance periods (2022, 2023, and 2024) and target performance levels for each of those periods linked to the achievement of Calyxt objectives as determined annually for the respective period by the Compensation Committee of the Calyxt Board. Once the annual objectives are approved, the associated expense will be recognized on a straight-line basis over the period from the date of grant through the determination date, which can be no later than March 15 of the following year. Earned awards will be settled in shares of Calyxt Common Stock no later than the March 15 determination date in the following calendar year. The grant date for the tranche of awards linked to 2022 performance is May 4, 2022. The Calyxt Board approved the level of performance for the 2022 grant on March 1, 2023, and at the same time established the performance criteria for the 2023 awards. Determination of expense for the 2024 tranche of Calyxt PSUs will be made when the associated business objectives are determined.

In July 2021, Calyxt granted 600,000 Calyxt PSUs under the Inducement Plan to Mr. Michael A. Carr, its President and Chief Executive Officer. The estimated fair values of Calyxt PSUs granted in 2021, and the assumptions used were as follows:

Estimated fair values of Calyxt PSUs granted:
At least $12 per share	$2.16
At least $15 per share	$1.89
At least $20 per share	$1.55
Assumptions:
Expected term (in years)	3.0
Expected volatility	90.0%
Risk-free interest rate	0.4%

Calyxt estimated the fair value of each tranche of the Calyxt PSUs on the grant date using the Monte Carlo simulation pricing model, which required it to make predictive assumptions as to the expected term of the grant, future stock price volatility, and dividend yield. The expected term represents the expected service period of the Calyxt PSUs granted. It does not represent a significant accounting estimate. Due to the expected term of the award being three years and Calyxt having been publicly traded for more than three years, the volatility assumption was based on the historical volatility of Calyxt Common Stock over the expected term. Calyxt estimates the risk-free interest rate based on the United States Treasury zero-coupon yield curve at the date of grant for the expected term of the Calyxt PSU.

Valuation of Calyxt Common Warrants

The Calyxt Common Warrants have been classified as a liability in Calyxt’s consolidated balance sheet because the warrants include a put option election available to the holder of a Common Warrant that is contingently exercisable if Calyxt enters into a Fundamental Transaction through a Change of Control Put. If the Change of Control Put is exercised by the holder of a Common Warrant, they may elect to receive either the consideration of the Fundamental Transaction or put the Common Warrant back to Calyxt in exchange for cash, based on terms and timing specified in the Common Warrant. If the put option is exercised, Calyxt is required to pay cash to the holder in an amount as determined by the Black Scholes pricing model, with assumptions determined in accordance with the terms of the Calyxt Common Warrants. Those assumptions were as follows on December 31, 2022:

As of December 31, 2022
Estimated fair value of Calyxt Common Warrants	$0.04
Assumptions:
Risk-free interest rate	4.0%
Expected volatility	85.0%
Expected term to liquidation (in years)	4.6

A ten percent change in any of the assumptions would not have had a material effect on Calyxt’s results of financial condition or results of operations.

Net Realizable Value of Inventories

Due to the wind-down of its soybean product line in 2021, Calyxt did not have any inventory balances, nor does it anticipate having any such balances in 2023 based on the nature of its business activities.

Under Calyxt’s prior go-to-market soybean strategy, the determination of the net realizable value of inventories was a critical accounting estimate that required the use of judgments and assumptions that may have had a material impact on Calyxt’s consolidated financial statements. At each period-end, Calyxt made assumptions regarding projected selling prices of its products considering futures market prices for the underlying agricultural markets and its associated risk management strategies, anticipated costs, and other factors that take into consideration Calyxt’s limited operating history and compare those prices to the current weighted average costs of its inventories. If Calyxt’s costs were higher than the projected selling prices, then a valuation adjustment was recorded.

Income Tax Valuation Allowances

The determination of the income tax valuation allowances requires the use of judgments and assumptions that may have a material impact on the Calyxt’s consolidated financial statements, especially at the early stage of commercialization. Calyxt provides deferred taxes for deductible and taxable temporary differences. Deferred tax assets are reduced by a valuation allowance when Calyxt believes it is more likely than not that some portion or all the deferred tax assets will not be realized. Because Calyxt has generated losses cumulatively, management believes it is more likely than not that some portion or all the deferred tax assets will not be realized and have reflected a full valuation allowance against its net deferred tax assets. If Calyxt were to generate profits, the valuation allowance may change.

Recently Issued Accounting Pronouncements

For more information on recently issued accounting pronouncements, see Calyxt’s consolidated financial statements and related financial statement schedules on page F-1.

Quantitative and Qualitative Disclosure About Market Risk

Prior to Calyxt’s shift in business strategy which began in 2020, Calyxt’s primary exposure to market risk was commodity price sensitivity under its former soybean go-to-market strategy. Calyxt was susceptible to changes in commodity market prices that could impact the selling price for grain inventories, which were carried at historical cost. Prior to the purchase, Calyxt also had market exposure associated with fixed price grain production agreements. Under this former strategy, Calyxt managed its exposure to changes in market prices by entering commodity hedges to convert fixed price grain inventories and fixed price grain production agreements to floating market prices. By executing these hedging strategies, Calyxt could closely match the expected economic terms of the grain sale with the market. In a rising market these positions resulted in losses, and in a falling market these positions resulted in gains once any losses, if any, are recaptured. At time of sale, the gains or losses on the commodity derivatives were realized and fully offset by gains or losses on the grain inventories. As a result of the completed wind-down of the soybean product line in 2021, Calyxt’s market risk related to commodity price sensitivity has been eliminated and Calyxt no longer holds commodity derivative contracts.

Calyxt is exposed to potential losses related to the price of its common stock. At each balance sheet date, the fair value of Calyxt Common Warrants liability is remeasured using current fair value inputs, one of which is the price of its common stock.

During any period, if the price of Calyxt Common Stock increases, there will likely be an increase in the fair value of the associated liability. These potential increases in fair value will result in losses in Calyxt’s consolidated statements of operations from the change in fair value of the Calyxt Common Warrant liability. Conversely, a decrease in the price of Calyxt Common Stock during any period will likely result in decreases in the fair value of the associated liability. These potential decreases in fair value will result in gains in Calyxt’s consolidated statements of operations from the change in the value of the Calyxt Common Warrant liability. Given the significant current and historical volatility of Calyxt Common Stock price, any changes period-over-period have and could in the future result in a significant change in the fair value of its Calyxt Common Warrant liability and significantly impact its net loss during the period of change.

CIBUS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes appearing elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those factors set forth in the section titled “Risk Factors,” our actual results could differ materially from the results described in or implied by these forward-looking statements. You should carefully read the section titled “Risk Factors” to gain an understanding of the factors that could cause actual results to differ materially from our forward-looking statements. Please also see the sections titled “Cautionary Statement Concerning Forward-Looking Statements” and “Market and Industry Data.” For the purposes of this section, references to “us,” “our,” “we” and derivations thereof refer to Cibus Global.

Business Overview

Cibus® is a leading agricultural technology company that develops and licenses plant traits to seed companies for royalties. The company is a technology leader in developing plant traits (or specific genetic characteristics) using gene editing. Its primary business is using gene editing to develop Productivity Traits in the major agricultural crops: Canola, Rice, Soybean, Corn and Wheat. Productivity Traits are crop traits that improve crop yields and make farmers more productive, thereby driving greater farming profitability. They do this in several ways such as making plants resistant to diseases or pests, thereby reducing the use of chemicals like fungicides and insecticides, enabling plants to process nutrients more efficiently, thereby reducing the use of fertilizers, and making crops more adaptable to their environment and to climate change. In addition, Cibus is a leader in the development of sustainable low carbon ingredients to help major corporations meet their Net Carbon Zero climate goals.

Gene editing in plants is essentially a tool used in plant breeding that can precisely and predictably introduce new traits or improve upon existing ones. Gene editing, like breeding, is the science of optimizing plant genetics to increase a plant’s yield potential and to improve its ability to withstand challenges, such as climate change, diseases, and pests, as well as to deliver end-use characteristics such as nutritional quality or renewable plant-based ingredients. What differentiates gene editing from traditional breeding is that it makes deliberate edits in the existing DNA sequence of a plant as opposed to the lengthy and random conventional breeding process. The promise of gene editing is that it can change the scale and range of possible genetic solutions from breeding by its ability to make genetic changes in less time and more accurately. As challenges to farming sustainability increase with climate change, the ultimate promise of gene editing is that it can help meet those challenges with a timely and predictable process.

What differentiates Cibus in the gene editing industry is its patented RTDS technology platform and its crop specific Trait Machine process. Using RTDS, Cibus developed the Trait Machine: the first standardized end-to-end semi-automated crop specific gene editing system that directly edits a seed company’s elite germplasm. The Trait Machine transforms the lengthy and random conventional breeding process into a timebound, reproducible and predictable science-based breeding process. The Cibus trait products are indistinguishable from plant traits developed using conventional breeding processes. Cibus believes that the Trait Machine represents the technological breakthrough in plant breeding that is the ultimate promise of plant gene editing: the ability to change the scale and range of possible genetic solutions from breeding and to develop desired characteristics or traits with greater speed and accuracy. Cibus expects to have its stand-alone Trait Machine Facility operational in 2023. The Trait Machine drives and differentiates Cibus’ operating plan and its commercial model.

Cibus has a pipeline of six Productivity Traits, three of which are fully developed. Each of the Cibus’ developed traits has its initial customers, and Cibus has begun transferring each of these traits to customers in their elite germplasm for commercialization. The lead developed trait is PSR in Canola, which has ten leading seed company customers for whom Cibus is currently editing PSR into their elite germplasm.

Cibus’ business and its products are based on the use of its gene editing technologies to develop and license a new generation of high value Productivity Traits and Sustainable Plant-Based Low Carbon Ingredients.

•

Productivity Traits: Productivity Traits are the plant traits that are associated with improving crop yields in the face of challenges such as weeds, pests, and diseases, in the face of factors such as heat and drought as a result of climate change, as well as environmental challenges such as fertilizer use. They are the primary target of plant breeding programs and a key basis of competition in the “seed and trait” business. The key application of Cibus’ Trait Machine is the development of a new class of high value Productivity Traits. Its focus is on the five major crops: Canola, Rice, Soybean, Wheat, and Corn. Together they are grown on over one billion acres and represent over 90% of the world’s protein and 70% of the world’s vegetable oils. Cibus’ product goal for its Productivity Trait business is a new generation of high value Productivity Traits that make crops more adaptable to their environment and have increased yields while reducing chemical inputs.

•

Sustainable Low Carbon Ingredients: Low Carbon Ingredients are a key target market for Cibus’ gene editing platform. The goal of the Global Net Carbon Zero Climate Goals being set by many muti-national companies is to replace the many ingredients that are fossil fuel based or linked to environmental challenges. Using gene editing to develop plant- or micro-organism-based solutions is a key element of this drive to new renewable low carbon materials. To address this market, Cibus is using both its Trait Machine platform as well as ASAP™, its advanced (non-transgenic gene editing) fermentation platform.

Cibus now has a pipeline of six traits, including three fully developed gene edited traits products, it has leading seed company partners/customers, it has completed the transfer of its first three traits in the elite germplasm of customers in two different crops, and it is completing the industry’s first trait production facility.

We are an early-stage company and have incurred net losses since our inception. As of December 31, 2022, we had an accumulated deficit of $412.1 million. Our net losses for the years ended December 31, 2022 and 2021 were $55.6 million and $34.0 million, respectively. Substantially all of our net losses resulted from costs incurred in connection with our research and development programs and from selling, general and administrative expenses associated with our operations. As we continue to develop our pipeline of product candidates and as a result of our limited commercial activities, we expect to continue to incur significant expenses and operating losses for the foreseeable future, and those expenses and losses may fluctuate significantly from quarter-to-quarter and year-to-year. See “Risk Factors—Risks Related to Cibus—Risks Related to Cibus’ Business and Operations—Cibus has incurred significant losses and anticipates that it will continue to incur significant losses for several years.”

Accordingly, until such time that we can generate a sufficient amount of revenue from product sales or other sources, if ever, we expect to finance our operations through private or public equity or debt financings, loans or other capital sources, which could include income from collaborations, partnerships or other marketing, distribution, licensing or other strategic arrangements with third parties, or from grants. However, we may be unable to raise additional capital from these sources on favorable terms, or at all. Our failure to obtain sufficient capital on acceptable terms when needed could have a material adverse effect on our business, results of operations or financial condition, including requiring us to delay, reduce or curtail our research, product development or future commercialization efforts. We may also be required to license rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose. We cannot provide assurance that we will ever generate positive cash flow from operating activities.

The 2019 Corporate Conversion

In May 2019, we domesticated from a British Virgin Islands business company under the name of Cibus Global, Ltd. into a Delaware limited liability company.

Recent Developments

Merger Agreement

On January 13, 2023, Cibus Global entered into the Merger Agreement with Calyxt, Inc. Please see the sections titled “The Mergers” and “The Merger Agreement” beginning on pages 123 and 170, respectively, of this proxy statement/prospectus for more information.

Components of Results of Operations

Revenue

The following table presents Cibus Global’s revenue for the periods indicated:

	Year Ended December 31,
	2022	2021
	(in thousands)
Collaboration and research	$202	$731
Collaboration and research – related party	908	832

	$1,110	$1,563

Collaboration and research revenues are primarily related to revenues earned from performance obligations under collaboration arrangements. Pursuant to the terms of the collaboration agreements, we receive non-refundable payments for ongoing research and development activities, reimbursements of research and development costs, and milestone payments upon the achievement of certain scientific, regulatory, or commercial milestones. Pursuant to the collaboration agreements, we also receive royalty payments in connection with the sale of commercialized products containing the traits that are subject to those agreements. The majority of collaboration and research revenues for the periods presented in the table above were related to revenues received pursuant to a collaborative agreement with a China-based producer and marketer of specialty ingredients under which we utilize our suite of technologies, including RTDS to develop a series of bacterial strains with specific traits for such producer. Additionally, in the year ended December 31, 2022 we recognized revenue from a research and development agreement with a large U.S headquartered international health care company, pursuant to which we developed a new fermentation based process to make a key sterol intermediate for the production of a corticosteroid drug.

Collaboration and research—related party revenues represent revenues earned under an agreement with RTDC Company Limited (“RTDCCL”), a company influenced by Mark Lu, a member of the Cibus Board, to develop and commercialize certain crop varieties that include traits produced using our proprietary technology.

In the future, we may continue to generate revenue from collaboration and research agreements, but we expect an increasing amount of our revenue to come from our trait development efforts. We are using advanced technologies, including RTDS, to develop desirable plant traits for the global seed industry. We plan to sell or license our traits developed in the future with revenue from these licensing agreements increasingly becoming our main source of future revenues.

Our ability to generate substantial revenue from plant traits depends upon the ability to further expand our Trait Machine/RTDS platforms, which are fundamental for multiple different plant traits. We are advancing the commercialization of traits developed using RTDS and currently have three “developed” traits for two global crops.

Operating Expenses

Research and Development Expenses

Research and development expenses consist of expenses incurred while performing research and development activities to discover and develop potential product candidates and to establish Trait Machine/RTDS platforms.

Our research and development expenses consist primarily of:

•	personnel costs, including salaries and related benefits, for our employees engaged in scientific research and development functions;

•	cost of third-party contractors and consultants who support our product candidate and Trait Machine/RTDS platform development;

•	development costs associated with seed increases (small-scale and large-scale testing) for trait validation;

•	purchases of laboratory supplies and non-capital equipment used for our research and development activities;

•	facilities costs, including rent, utilities and maintenance expenses, allocated to our research and development activities; and

•	costs of in-licensing or acquiring technology from third parties.

Our research and development efforts are focused on advancing our existing product candidates, enhancing our product candidate pipeline through the development of additional traits within our Trait Machine/RTDS platforms, and establishing additional Trait Machine/RTDS platforms for the development and advancement of additional traits. Our infrastructure resources are utilized across multiple research and development programs. In addition, employees typically work across multiple research and development programs. We manage certain activities, such as field trials and seed production, through third-party vendors. Due to the number of ongoing projects and our ability to use resources across several projects, we do not record or maintain information regarding the costs incurred for our research and development programs on a program-specific basis.

Our research and development efforts are central to our business and account for a significant portion of our operating expenses. We expect that our research and development expenses will increase for the foreseeable future as we expand our product candidate pipeline, establish additional Trait Machine/RTDS platforms, develop or acquire additional technologies and hire additional personnel to support our product development. Additionally, product candidates in later stages of development generally have higher development costs than those in earlier stages of development, primarily due to the increased expense associated with large-scale field testing and seed increases (small-scale and large-scale) for trait validation.

We recognize research and development expenses as they are incurred, primarily due to the uncertainty of future commercial value. At this time, we cannot reasonably estimate or know the nature, timing and estimated costs of the efforts that will be necessary to complete the development of our current product candidates or any new product candidates that we may identify and develop. The duration, costs and timing of development of our product candidates are subject to numerous uncertainties and will depend on a variety of factors, including:

•	our levels of hiring and retaining research and development personnel;

•	the extent to which we encounter any serious adverse events in our field trials;

•	the impact of any business interruptions to our operations or to those of the third parties with whom we work; and

•	the impact of any new or changing government regulations related to our product candidates;

Any of these factors could significantly impact the costs, timing and viability associated with the development of our product candidates.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of personnel-related expenses, including salaries and related benefits, for our executive, business development, intellectual property, finance, legal, human resource and other administrative functions. Other selling, general and administrative expenses include facility-related costs not otherwise allocated to research and development expense, professional fees for auditing, tax and legal services, expenses associated with obtaining and maintaining patents, consulting costs and costs of our information systems.

We expect that our selling, general and administrative expenses will increase in the future to support the commercialization of our product candidates. In addition, if we complete the Mergers, we will incur significant additional expenses associated with being a public company, including expenses related to accounting, audit, legal, regulatory, public company reporting and compliance, director and officer insurance, investor and public relations, and other administrative and professional services.

Other (Income) Expense

Interest Expense, Royalty Liability – Related Parties

Interest expense, royalty liability – related parties (“Royalty Liability”) primarily consists of estimated future royalty payments due to certain related parties as a result of the Warrant Exchange Agreement, in which certain warrants were exchanged for rights to future royalty payments. Pursuant to the Warrant Exchange Agreement, we granted participating warrant holders a right, over a 30-year period, to receive an aggregate of 10% of revenue attributable to product sales, license fees, distribution fees, milestone payments and maintenance payments relating to products developed or manufactured by, or otherwise utilizing, our RTDS technologies, subject to certain exclusions (“Subject Revenues”). Royalty payments on Subject Revenues will commence in the first fiscal quarter in which the aggregate Subject Revenues during any consecutive 12-month period equals or exceeds $50 million, at which point we will be obligated to pay all aggregated but unpaid amounts due under the Warrant Exchange Agreement. This condition has not yet occurred as of December 31, 2022. The initial term of the Warrant Exchange Agreement is 30 years and may be extended for an additional 30-year term if the holders provide written notice and make a payment of $100. Our payments under, and performance of, the obligations under the Warrant Exchange Agreement, including payment of the Royalty Liability, are secured by a security interest in substantially all of our intellectual property.

We expect the Royalty Liability balance to continue to increase each year until the accretion of interest expense, which increases the liability, outpaces the cash payments for royalties due, which decreases the liability. Similarly, we also expect the related non-cash interest expense we record to increase in conjunction with the underlying liability balance. There are risks associated with the Royalty Liability. See “Risk Factors—Risks Related to the Combined Company—Cibus’ Royalty Liability may contribute to net losses for the Combined Company and cause the value for securities of the Combined Company to fluctuate.”

Interest Expense

Interest expense primarily consists of interest incurred related to financed equipment and license payments.

Gain on Debt Extinguishment

Gain on debt extinguishment consists of loans received in May of 2020 under the Paycheck Protection Program, which were completely forgiven in 2021.

Other Expense

Other expense primarily consists of realized and unrealized net losses on foreign currency remeasurement.

Results of Operations

Comparison of the Years Ended December 31, 2022 and 2021

The following table summarizes key components of our results of operations for the periods indicated:

	Years Ended December 31,
	2022	2021
	(in thousands)
Revenues:
Collaboration and research	$202	$731
Collaboration and research – related party	908	832

Total revenue	1,110	1,563
Operating expenses:
Research and development	33,461	22,182
Selling, general and administrative	16,779	11,493

Total operating expenses	50,240	33,675

Loss from operations	(49,130)	(32,112)

Other income (expense), net
Interest income	(7)	(7)
Interest expense	291	318
Interest expense, royalty liability – related parties	6,073	3,571
Gain on extinguishment of debt	—	(2,178)
Other expense, net	66	146

Total other income (expense), net	6,423	1,850

Net loss from continuing operations	(55,553)	(33,962)
Net loss from discontinued operations	—	(23)

Net Loss	$(55,553)	$(33,985)

Revenues

Revenues were $1.1 million for the year ended December 31, 2022, compared to $1.6 million for the year ended December 31, 2021, representing a decrease of $0.5 million. The decrease was primarily attributable to the completion of the term of our research and development agreement with a China-based producer and marketer of specialty ingredients during the year ended December 31, 2021.

Research and Development Expenses

Research and development expenses were $33.5 million for the year ended December 31, 2022, compared to $22.2 million for the year ended December 31, 2021, representing an increase of $11.3 million. The increase was primarily attributable to increased salary expenses and employee benefits of $5.7 million due to a more competitive employment market and additional headcount of 52 employees, increased lab and field activities and consumables expenses of $2.3 million, increases in IT/facilities expenses of $2.1 million, and increases in professional fees, consulting and other expenses of $1.2 million.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were $16.8 million for the year ended December 31, 2022, compared to $11.5 million for the year ended December 31, 2021, representing an increase of $5.3 million. The increase was primarily attributable to increased salary expenses and employee benefits of $1.0 million due to a more competitive employment market and increased headcount of two employees, a $2.6 million increase in professional services costs and a $1.7 million increase in IT, related general and administrative expenses and other expenses.

Interest Expense, Royalty Liability - Related Parties

Interest expense, Royalty Liability—Related Parties was $6.1 million for the year ended December 31, 2022, compared to $3.6 million for the year ended December 31, 2021, representing an increase of $2.5 million. The increase was attributable to an increase in our estimate of future royalties owed, mostly driven by the interest growth of the Royalty Liability calculation.

Gain on Extinguishment of Debt

We recognized a $2.2 million gain in June of 2021 upon the receipt of the notice of forgiveness of the loan granted under the Paycheck Protection Program.

Liquidity and Capital Resources

Sources of Liquidity

We have experienced net losses and negative cash flows from operations since our inception, and we expect to continue to incur net losses for at least the next several years. To date, we have funded our operations primarily through private placements of our Cibus Preferred Units for gross proceeds of $364.5 million before issuance costs. As of December 31, 2022, we had cash and cash equivalents of $24.3 million.

As described in Note 1 to our consolidated financial statements, management has prepared cash flow forecasts which indicate that based on our expected operating losses and negative cash flows, there is substantial doubt about our ability to continue as a going concern without raising additional capital within 12 months after the date that the financial statements for the year ended December 31, 2022 were issued. Our ability to continue as a going concern is dependent upon our ability to raise additional funding. In the near-term, we intend to raise additional capital through a combination of equity or equity-linked securities offerings, debt issuances, commercial sales transactions, and collaboration, and licensing agreements. However, we may not be able to secure additional financing in a timely manner or on favorable terms, if at all. Furthermore, if we issue equity or equity-linked securities to raise additional funds, our existing members may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of our existing stockholders. If we raise additional funds through collaboration, licensing or other similar agreements, it may be necessary to relinquish valuable rights to our potential products or proprietary technologies or grant licenses on terms that are not favorable to us. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate our research and development programs or other operations. If any of these events occur, our ability to achieve the development and commercialization goals would be adversely affected.

Our primary uses of cash to date have been to fund our research and development activities, including with respect to our RTDS programs and our other programs, business planning, establishing and maintaining our intellectual property portfolio, hiring personnel, raising capital, and providing general and administrative support for these activities.

Future Capital Requirements

In the future, we expect our operating and capital expenditures to increase as we increase headcount, expand our sales and marketing activities, grow our customer base, and incur costs associated with operating as a public company. Our estimates of the period of time through which our financial resources will be adequate to support our operations and the costs to support research and development and our sales and marketing activities are forward-looking statements and involve risks and uncertainties and actual results could vary materially and negatively as a result of a number of factors, including the factors discussed in the section “Risk Factors” of this proxy statement/prospectus. We have based our estimates on assumptions that may prove to be wrong and we could utilize our available capital resources sooner than we currently expect. Our future funding requirements will depend on many factors, including:

•	market acceptance of our products;

•	the cost of our research and development activities;

•	the effect of competing technological and market developments; and

•	the cost and timing of establishing additional sales, marketing and distribution capabilities.

We may be unable to obtain additional funds on acceptable terms, or at all. If we raise additional funds by issuing equity or equity-linked securities, our equity holders may experience dilution. Future debt financing, if available, may involve covenants restricting our operations or our ability to incur additional debt. Any debt or equity financing that we raise may contain terms that are not favorable to us or our equity holders. If we raise additional funds through collaboration, licensing or other similar agreements, it may be necessary to relinquish valuable rights to our potential products or proprietary technologies or grant licenses on terms that are not favorable to us. If we do not have or are not able to obtain sufficient funds, we may have to reduce our commercialization efforts or delay our development of new products. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations.

Cash Flows

The table below summarizes our sources and uses of cash from continuing operations for the periods presented (in thousands):

	Year Ended December 31,
	2022	2021
Net cash used in operating activities, continuing operations	$(44,550)	$(32,243)
Net cash used in investing activities, continuing operations	(3,213)	(1,842)
Net cash provided by financing activities, continuing operations	52,364	52,548
Effect of exchange rate changes on cash	(7)	(1)

Net increase in cash and cash equivalents, continuing operations	$4,594	$18,462

Cash Flows from Operating Activities

Continuing operations: Net cash used in operating activities from continuing operations was $44.6 million and $32.2 million for the years ended December 31, 2022 and 2021, respectively. The $12.4 million increase in net cash used in operating activities from continuing operations compared to the previous period primarily reflects an increase in net loss of $21.6 million, offset in part by the effects of changes in operating assets and liabilities primarily driven by increases in accounts payable and accrued expenses and a decrease in prepaid expenses and other current assets. The increase in net loss was further offset by an increase in non-cash items of $4.2 million.

Discontinued operations: Net cash used in operating activities from discontinued operations was $0 and $1.1 million for the years ended December 31, 2022 and 2021, respectively. The $1.1 million decrease in net cash used in operating activities from discontinued operations compared to the previous period, is due to the sale of the canola breeding program in 2021, resulting in no further spend on the discontinued program. See further discussion of discontinued operations in Note 3 of the consolidated financial statements.

Cash Flows from Investing Activities

Net cash used in investing activities was $3.2 million and $1.8 million for the years ended December 31, 2022 and 2021, respectively, in each case related to the purchase of property and equipment.

Cash Flows from Financing Activities

Net cash provided by financing activities was $52.4 million for the year ended December 31, 2022, which consisted of proceeds from the issuance of Simple Agreements for Future Equity of $34.5 million, proceeds from the issuance of Cibus Series F Preferred Units of $18.4 million and proceeds from notes payable of $0.6 million, offset partially by principal payments on notes payable and financing leases of $1.1 million.

Net cash provided by financing activities was $52.5 million for the year ended December 31, 2021, which consisted of proceeds from the issuance of Cibus Series D Preferred Units and Cibus Series E Preferred Units of $17.3 million and $34.4 million, respectively, and proceeds from notes payable and capital leases of $1.5 million, offset partially by principal payments on notes payable and capital leases of $0.7 million.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations and commitments as of December 31, 2022 (in thousands):

	Total ($)	2023 ($)	2024 ($)	2025 ($)	Thereafter ($)
Operating lease obligations	$13,459	$5,223	$5,264	$2,885	$87
Financing lease obligations	257	168	89	—	—
Notes payable including interest	1,584	835	380	277	92

	$15,300	$6,226	$5,733	$3,162	$179

We have also entered into agreements in the normal course of business with certain vendors for the provision of goods and services. These agreements may include certain provisions for purchase obligations and termination obligations that could require payments for the cancellation of committed purchase obligations or for early termination of the agreements. The amount of the cancellation or termination payments vary and are based on the timing of the cancellation or termination and the specific terms of the specific agreement. These obligations and commitments are not separately presented. In addition, the table does not include obligations under the Royalty Liability and the Impact Royalty, each described below, because such obligations are dependent on future events that are uncertain.

Additionally, we have recorded an asset retirement obligation of $0.3 million as certain lease agreements require us to return designated areas of leased space to its original condition upon termination of the lease agreement.

The Royalty Liability

In connection with two series of financings between November 2013 and December 2014, we issued to each investor in these financings warrants to purchase Cibus Series A Preferred Units. Subsequently, certain of the investors sold the warrants in exchange for ongoing quarterly payments equal to a portion of our aggregate amount of certain worldwide revenues received during such quarter. We refer to our ongoing warrant purchase payment obligations as its “Royalty Liability.” Pursuant to its Royalty Liability, we are required to make quarterly royalty payments equal in aggregate to 10% of all revenue attributable to its RTDS technologies, subject to certain exceptions, to the applicable investors, who include individuals who will serve as directors and officers of Cibus, Inc. The requirement to make quarterly payments pursuant to the Royalty Liability commences with the first quarter in which the aggregate revenue attributable to RTDS technologies during any consecutive

12-month period equals or exceeds $50 million. At commencement, we will be required to pay all aggregated but unpaid royalty payment amounts. The Royalty Liability has an initial term of 30 years following the date on which the first royalty payment becomes due and payable, subject to a subsequent 30-year extension, at the option of the holders, for a payment of $100. Our payments under, and performance of, the Royalty Liability are secured by a security interest in substantially all of our intellectual property.

Cibus Non-Profit Foundation (“Impact Royalty”)

During 2022, we created the Cibus Charitable Foundation, Inc., a nonprofit legal entity referred to as the Cibus Foundation. As of the date of this proxy statement/prospectus, the Cibus Foundation has not received any donations or commenced operations. We are obligated to make donations to the Cibus Foundation each fiscal year at a rate of 1.0% of all net royalty revenue in the applicable fiscal year that is equal to or greater than $100 million up to, and including, $1.0 billion, and then up to 2.0% in respect of any portion of such net royalty revenue in excess of $1.0 billion. For purposes of this calculation, “net royalty revenue” refers to all royalty payments we receive, net of all taxes (other than income taxes) and all amounts payable pursuant to the Royalty Liability. The donation payable by us may be reduced, including to zero, to the extent necessary to comply with any covenant or obligation in any instrument evidencing third-party indebtedness, to permit a financing to occur, to preclude undercapitalization, to satisfy working capital requirements or provide for strategic needs of our company, to ensure timely payment of our liabilities and debts to third parties as they become due, or to comply with applicable law. We have agreed not to enter any change of control transaction unless the surviving entity assumes the obligation to pay such donations to the Cibus Foundation.

This obligation is contingent upon the Cibus Foundation obtaining and maintaining its status as a charitable organization (IRS 501(C)3 registration not yet achieved) and must use all donations received consistent with its mission statement: to drive sustainable agriculture and sustainable agricultural communities in the developing world.

Off-Balance Sheet Arrangements

We enter into seed and grain production agreements with settlement values based on acreage and production yield. Otherwise, we do not have any off-balance sheet arrangements as defined under SEC rules.

Critical Accounting Policies and Estimates

Some of the accounting methods and policies used in preparing our consolidated financial statements and related disclosure in conformity with U.S. GAAP require us to make estimates and assumptions that affect the reported amounts. Estimates are based on past experience as well as assumptions and assessments deemed realistic and reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on a periodic basis. The actual value of our assets, liabilities and stockholders’ equity and of our losses could differ from the value derived from these estimates if conditions changed and these changes differ from the assumptions adopted.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing elsewhere in this proxy statement/prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as the policies relate to the more significant areas involving management’s judgments and estimates used in the preparation of our financial statements.

Royalty Liability—Related Parties

Our Royalty Liability relates to our obligations under the Warrant Exchange Agreement that was a component of the Cibus Series A Preferred Unit financing transaction. In 2014, we entered into the Warrant

Exchange Agreement with certain members holding Cibus Series A Preferred Units, including current and former members of the Cibus Board, who were also the holders of warrants to purchase Cibus Series A Preferred Units. Under the Warrant Exchange Agreement, the holders of certain warrants (the “Royalty Holders”) were provided the right to exchange their warrants for future royalty payments equal to 10% of the Subject Revenues. The exchange right was limited to 12,397,200 warrants, which were fully exchanged in 2014 and 2015. The aggregate value of warrants exchanged was $9.9 million, and the amount was initially recorded as a Royalty Liability in the years ended December 31, 2015 and 2014. See Note 2 of our audited financial statements appearing elsewhere in this proxy statement/prospectus for further information.

Changes in expected royalty payments, as a result of changes to estimates of the underlying revenues, are accreted to interest expense using the effective interest method. As royalties are paid over the life of the arrangement, we estimate the total amount of future royalty payments over the life of the Royalty Liability that will be required to be paid to holders of royalty rights. We reassess these estimated royalty payments periodically and, if the amount or timing of royalty payments differs materially from our prior estimates, we will prospectively adjust the accretion of the effective interest expense. If global net sales of our products developed using RTDS technologies are greater than or less than expected, the interest expense recorded with respect to the Royalty Liability would be greater or less, respectively, over the term of the arrangement. Our estimate resulted in an effective annual interest rate of 27% and 9% for the years ended December 31, 2022 and 2021, respectively.

As the Royalty Liability is calculated based on certain management assumptions including future projected revenues through the life of the Warrant Exchange Agreement, potential material adjustments to the Royalty Liability could occur in future periods if these estimates are incorrect. No such material changes to these assumptions have occurred in the current periods presented.

Equity-Based Compensation

We recognize awards for incentive purposes of non-voting restricted units to employees, non-employee directors, consultants and independent advisors as equity-based compensation based on their fair value on the grant date, determined based on the estimated number of awards that are ultimately expected to vest, less any consideration to be paid by the employee. We do not apply a forfeiture rate to estimate forfeitures expected to occur. The compensation expense resulting from equity-based compensation to employees is recognized in operating expenses ratably over the vesting period of the award.

Determination of the Fair Value of our Common Units

We are required to estimate the fair value of our common units underlying our equity-based awards when performing the fair value calculations using either the probability-weighted expected return model or the Black-Scholes Merton option pricing model. Because our common units are not currently publicly traded, the fair value of the common units underlying our equity-based awards has been determined on each grant date by the Cibus Board, with input from management, considering our most recently available third-party valuation of common units. All options to purchase our common units are intended to be granted with an exercise price per unit no less than the fair value per unit of our common units underlying those options on the date of grant, based on the information known to us on the date of grant.

The third-party valuations of our common units were performed using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (“Practice Aid”). In accordance with the Practice Aid, the Cibus Board considered the following methods:

•

Probability-Weighted Expected Return Method. The probability-weighted expected return method (PWERM) is a scenario-based analysis that estimates the fair value of equity securities based upon an analysis of future values for the business, assuming various outcomes. The equity security’s value is based on the probability-weighted present value of expected future investment returns considering each of the possible forecasted outcomes as well as the rights of each class of stock. The future value of the equity security under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at a non-marketable indication of value for such equity security.

•

Option Pricing Method. Under the option pricing method (OPM), equity securities are valued by creating a series of call options, representing the present value of the expected future returns to the equity holders, with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the equity securities are inferred by analyzing these options.

•

Current Value Method. Under the Current Value Method, once the fair value of the enterprise is established based on the balance sheet, the value is allocated to the various series of equity securities based on their respective liquidation preferences or conversion values, whichever is greater.

•	Hybrid Method. The Hybrid Method is a blended approach using aspects of both the PWERM and OPM, in which the equity value in one of the scenarios is calculated using an OPM.

In addition, the Cibus Board considered various objective and subjective factors to determine the fair value of our common units, including:

•	the prices of our Cibus Preferred Units sold to investors in arm’s length transactions;

•	the rights, preferences and privileges of our Cibus Preferred Units as compared to those of our common units, including the liquidation preferences of our Cibus Preferred Units;

•	our results of operations and financial position;

•	the composition of, and changes to, our management team and the Cibus Board;

•	the lack of liquidity of our common units as a private company;

•	the material risks related to our business and industry;

•	external market conditions affecting the life sciences and biotechnology industry sectors;

•	U.S. and global economic conditions;

•	the likelihood of achieving a liquidity event for the holders of our common units, such as an initial public offering, or a sale of our company, given prevailing market conditions; and

•	the market value and volatility of comparable companies.

During our fiscal years ended December 31, 2022 and 2021, the fair value of the underlying Cibus common units was determined using an option pricing model (“OPM”). Under the OPM, once the fair market value of the enterprise value is established, equity securities are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion behavior of the different classes of equity. Accordingly, the aggregate equity value is allocated to each of the classes of equity securities issued and outstanding based on their rights and preferences. In order to determine the fair market value of the enterprise, we utilized a market approach to estimate the equity value.

The assumptions underlying these valuations represented the Cibus Board and our management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our equity-based compensation expense could be materially different.

Following the Closing, the fair value of our common units will be the closing price thereof on the date of the grant.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial condition and results of operations is disclosed in Note 2 of our audited financial statements appearing elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risk

As of December 31, 2022 and 2021, our cash and cash equivalents consisted of readily available checking and money market accounts. We seek to engage in prudent management of our cash and cash equivalents, with cash held in a non-interest-bearing operating account at a financial institution and cash equivalents. Due to the short-term duration and low risk profile of our investments, the interest rate risk related to cash and cash equivalents is not significant.

Foreign Currency Exchange Risk

We are exposed to a limited amount of foreign currency exchange risk, principally in Euros, primarily as a result of our foreign subsidiaries, whose revenues and expenses are translated into U.S. dollars using average exchange rates in effect during the applicable reporting period. We do not currently engage in any hedging activity to reduce our potential exposure to currency fluctuations, although we may choose to do so in the future. We believe a hypothetical 100 basis point increase or decrease in foreign exchange rates during any of the periods presented would not have had a material impact on our financial condition or results of operations.

MANAGEMENT FOLLOWING THE TRANSACTIONS

Executive Officers and Directors

The Cibus, Inc. Board will initially be fixed at six members.

The following table sets forth the name, age as of March 31, 2023 and position of each of the individuals who are expected to serve as executive officers and directors of Cibus, Inc.

Name	Age	Position
Executive Officers
Rory Riggs	69	Chief Executive Officer and Chair
Peter Beetham, Ph.D.	60	President and Chief Operating Officer, Director
Greg Gocal, Ph.D.	54	Chief Scientific Officer and Executive Vice President
Wade King, M.D.	66	Chief Financial Officer
Non-Employee Directors
Mark Finn	79	Director
Jean-Pierre Lehmann	84	Director
Gerhard Prante, Ph.D.	81	Director
Keith Walker, Ph.D.	74	Director

Executive Officers

Rory Riggs is Cibus’ co-founder and currently serves as its Chief Executive Officer and Chair of the Cibus Board, serving on the Cibus Board since its founding in 2001 and as Chair of its Board since 2014. Mr. Riggs is a co-founder, director and former chair of the investment committee of Royalty Pharma, an investment company focused on drug royalties; and founder and Chief Executive Officer of Locus Analytics, LLC, and of Syntax, LLC, data analytics and Fintech companies based on a new information technology platform for economics, business and portfolio management. Mr. Riggs has served as President and a director of Biomatrix, Inc. (acquired by Genzyme Corp.); Chief Executive Officer of RF&P Corporation, an investment company owned by the State of Virginia Retirement System; and a managing director in PaineWebber’s mergers and acquisitions department. Mr. Riggs was a co-founder and Managing Member of Scientia Venture’s predecessor, New Venture Funds, a venture fund focused on healthcare, and served on the board of FibroGen, Inc. (co-founder, publicly-traded). Mr. Riggs currently serves on the boards of Intra-Cellular Therapies, Inc. (publicly-traded); StageZero Life Sciences Ltd. (publicly-traded); and eReceivables (private). Mr. Riggs graduated from Middlebury College and holds an M.B.A. from Columbia University.

Cibus believes that Mr. Riggs’s significant experience in the biopharmaceutical and biotechnology industries, and his founding and leading of Cibus’ business, qualifies him to serve on the Cibus, Inc. Board.

Peter Beetham, Ph.D. is Cibus’ co-founder and currently serves as its President and Chief Operating Officer. Dr. Beetham also serves on the Cibus Board. Previously, Dr. Beetham served as Cibus’ Chief Executive Officer, Senior Vice President of Research and Development and in other executive capacities. Dr. Beetham has over 30 years of experience in agriculture. Prior to joining Cibus, Dr. Beetham was Research Director of the Plant and Industrial Products Division at ValiGen and a Senior Scientist at Kimeragen where he led research teams exploring gene targeting. Part of his extensive research experience was at the Boyce Thompson Institute at Cornell University, where he was a postdoctoral scientist and one of the pioneers of the early work that led to Cibus’ RTDS technologies. Dr. Beetham was employed by the Department of Agriculture and Rural Affairs, Victoria, Australia from 1985 to 1992. He served as a scientific officer based at the Plant Research Institute, working with research groups throughout Southeast Asia and the South Pacific. Dr. Beetham received his Ph.D. in Plant Molecular Virology from QUT in Brisbane, Australia and is a B.Sc. (Hons) graduate of Monash University, Melbourne, Australia.

Cibus believes Dr. Beetham’s expertise in the agricultural industry, and his role as Cibus’ co-founder, qualifies him to serve on the Cibus, Inc. Board.

Greg Gocal, Ph.D. is Cibus’ co-founder and has served as its Chief Scientific Officer & Executive Vice President since 2016. Prior to that, he served as Cibus’ Senior Vice President of Research and Development from 2014 to 2016, and from 2010 to 2014 served as Vice President of Research. In 2000, Dr. Gocal joined an innovative cross disciplinary team at ValiGen, Cibus’ predecessor, as the lead molecular biologist. Within the Plant and Industrial Products Division, his team began developing the RTDS suite of technologies in plant and microbial systems in what was then the nascent field that has become gene editing. Continuing this focus and enabling Cibus’ technologies and product pipeline, Dr. Gocal has held various research management positions. Dr. Gocal has studied many aspects of plant biology. He was awarded undergraduate and graduate degrees from the University of Calgary. He worked at CSIRO Plant Industry in Canberra, Australia where he received his Ph.D. in Plant Molecular Biology from the Australian National University, then continued studying in this field as a postdoctoral scientist at the Salk Institute for Biological Studies in La Jolla, California.

Wade King, M.D. currently serves as Cibus’ Chief Financial Officer. Prior to joining Cibus, he was Chief Executive Officer of Prota Therapeutics, a Phase 2 stage peanut allergy therapeutics development company based in Melbourne, Australia. Before Prota, Dr. King led Corporate Development and Strategy and served on the management team of Insmed, a multi-billion-dollar public rare disease company, leading global licensing deals and exploring numerous gene therapy opportunities. Dr. King also led both finance and business development for Neomend, a surgical sealant company that was acquired by CR Bard, now part of Becton Dickinson. Prior to his work in the corporate sector, Dr. King was Chief of Anesthesiology for a 20-physician practice in Silicon Valley. Dr. King is a board-certified anesthesiologist and completed residencies in Surgery and Anesthesiology at University of California, San Francisco. He holds an M.S.M. from Stanford Business School, M.D. and M.P.H. degrees from UNC Chapel Hill Schools of Medicine and Public Health, and a B.A. cum laude from Princeton University.

Non-Employee Directors

Mark Finn serves on the Cibus Board. Mr. Finn has also chaired Cibus’ Finance and Audit Committee since 2009. Mr. Finn has been the Chair and Chief Executive Officer of the Vantage Consulting Group since August 1985. Mr. Finn’s previous involvements include the Virginia National Bank, the State of Virginia Retirement Plan’s Investment Advisory Committee, and the Board of Trustees of the Virginia Retirement System. Mr. Finn also chaired the Operations Advisory Committee for the State of Alaska Retirement System. Mr. Finn is also former Chair of the Board of Directors of RF&P Corporation, a privately held railroad and real estate company. Currently Mr. Finn serves on the advisory board of Auven Therapeutics, a private equity company focused on life science investment, as well as on the board of managers of the Managing Member of New Ventures I, LLC, a venture capital fund investing in biotechnology related entities, and New Ventures Select, LLC, a pharmaceutical royalty fund, as well as the New Ventures III, LLC, Vantage Multi-Strategy Fund, LP, New Ventures III VO, LLC, New Ventures as Solutions, LLC and New Ventures as Solutions II, LLC Managing Member boards. He also is a Director of Enterin Inc. (private), a life sciences company focused on Parkinson’s disease. Mr. Finn serves as an independent director on the Legg Mason Partners Fund Board. He has taught at the University of Virginia Graduate Business School and the College of William and Mary’s Mason School of Business, where he received his M.B.A. in 1987.

Cibus believes that Mr. Finn’s leadership role in its development and growth, and his experience in the life sciences investment space, qualifies him to serve on the Cibus, Inc. Board.

Jean-Pierre Lehmann has served on the Cibus Board since November 2009. Mr. Lehmann has been a private investor for the past 30 years, with a diversified portfolio in venture capital, private equity, especially in Asia, as well as hotels and commercial and residential real estate in the United States. Prior to this, Mr. Lehmann resided in Geneva, Switzerland, where he managed portfolios for Morval Bank and its holding company. He previously oversaw a diversified holding company for Edmond de Rothschild. Mr. Lehmann is a graduate of the Ecole des Hautes Etudes Commerciales in Paris and holds an M.B.A. from Harvard Business School; he was also an officer in the French Navy.

Cibus believes that Mr. Lehmann’s extensive background in financial investments brings valuable skills to the Cibus Board and qualifies him to serve on the Cibus, Inc. Board.

Gerhard Prante, Ph.D. serves as Vice Chair of the Cibus Board, and has served on the Cibus Board since 2011. Dr. Prante became Head of the Agriculture division of Hoechst AG in 1985. After forming AgrEvo GmbH (a joint venture of Hoechst AG and Schering AG), he served as its Chief Executive Officer and Chair of the Board. Following the merger of Hoechst and Rhone Polenc into Aventis SE, Dr. Prante served as Deputy Chief Executive Officer of Aventis CropScience (which was later acquired by Bayer AG). He then worked as an industry consultant, and served on several boards, including Bayer CropScience AG, Gerresheimer AG, Allessa GmbH and Direvo Industrial Biotechnology GmbH. He studied Agriculture at Kiel University in Germany, and finished his Ph.D. in Agricultural Sciences in 1970. Dr. Prante has served on numerous industry associations, at times as their president, including German Crop Protection and Fertilizer Association (IVA), Europe Crop Protection Association (ECPA), Global Crop Protection Federation (GCPF), Global Plant Science Industry Federation (Croplife International), German Association of Biotech Industry (DIB), and the Federation of Sustainable Agriculture. In his career, Dr. Prante has been a strong proponent of the integration of biotechnology into agribusiness since the mid-1980s, led the $0.7 billion acquisition of Plant Genetic Systems by AgrEvo, and built the InVigor canola business in Canada, in addition to buying and integrating several seed companies.

Cibus believes that Dr. Prante’s experience in the biotechnology industry, and particularly the integration of biotechnology and agribusiness, qualifies him to serve on the Cibus, Inc. Board.

Keith Walker, Ph.D. has served on the Cibus Board since July 2014. In 2014, Dr. Walker founded Valley Oils Partners, LLC and currently serves as Chair of its Board of Directors and Chief Executive Officer. Dr. Walker was instrumental in transforming the Plant and Industrial Products Division of ValiGen into, and thus founding, Cibus Global, and served as Cibus Global’s President and Chief Executive Officer from November 2001 to July 2014. Previously, Dr. Walker worked at Agrigenetics, Inc. and held a variety of management positions at Mycogen Seeds, an agricultural company that engages in the research, development, and testing of genetics in certain crops, after it acquired Agrigenetics, Inc. He was also a co-founder, director, and Vice President of Research at Plant Genetics, Inc. (“PGI”). Before founding PGI, Dr. Walker served in a variety of research roles with Monsanto, an agricultural biotechnology company. He received a B.A. from the College of Wooster and a Ph.D. in Biology from Yale University.

Cibus believes that Dr. Walker’s experience in agricultural biotechnology, which spans over 40 years, and his leadership role in our development, qualifies him to serve on the Cibus, Inc. Board.

Director Independence

Applicable Nasdaq Listing Rules require that the Cibus, Inc. Board be comprised of a majority of independent directors. Based upon information requested from and provided by each proposed director concerning their background, employment and affiliations, including family relationships, Cibus expects that the Cibus, Inc. Board will determine that each member of the Cibus, Inc. Board, except Rory Riggs and Peter Beetham, Ph.D., will qualify as an “independent director” as defined under applicable Nasdaq Listing Rules. In making such determination, the Cibus, Inc. Board will consider the current and prior relationships that each director has with Calyxt and Cibus and all other facts and circumstances that the Cibus, Inc. Board deems relevant in determining the independence of each director, including the interests of each director in the Transactions, any relevant related party transactions and the beneficial ownership of Calyxt Common Stock, Cibus Common Units, Class A Common Stock or Class B Common Stock by each director. See the sections entitled “The Mergers—Interests of Cibus Global Directors and Executive Officers in the Mergers,” “Related Party Transactions of Directors and Executive Officers of the Combined Company” and “Principal Stockholders of Cibus, Inc.” of this proxy statement/prospectus for additional information.

In addition, Nasdaq Listing Rules require that, subject to specified exceptions, each member of Cibus, Inc.’s audit, compensation and nominating and corporate governance committees be independent under the Exchange Act. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, and compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under applicable Nasdaq Listing Rules, a director will only qualify as an “independent director” if, in the opinion of the Cibus, Inc. Board, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of Cibus, Inc. may not, other than in their capacity as a member of the audit committee, the Cibus, Inc. Board, or any other committee of the Cibus, Inc. Board, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the Combined Company or otherwise be an affiliated person of the Combined Company. In order to be considered independent for purposes of Rule 10C-1, the Cibus, Inc. Board must consider, for each member of a compensation committee of Cibus, Inc., all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates.

There are no family relationships among any of the proposed directors or officers of Cibus, Inc.

Committees of the Cibus, Inc. Board Following the Transactions

The Calyxt Board has an established audit committee, compensation committee and a nominating and corporate governance committee, each of which operate pursuant to a charter adopted by the Calyxt Board. After completion of the Transactions, the Cibus, Inc. Board will continue to have such standing committees. Members will serve on these committees until their resignation or until as otherwise determined by the Cibus, Inc. Board.

Audit Committee

The Calyxt, Inc. audit committee is responsible for, among other things, the oversight of the integrity of Calyxt, Inc.’s financial statements and system of internal controls, the qualifications and independence of Calyxt, Inc.’s independent registered accounting firm and the performance of Calyxt, Inc.’s internal auditor and independent auditor. The audit committee also has the sole authority and responsibility to select, determine the compensation of, evaluate and, when appropriate, replace Calyxt, Inc.’s independent registered public accounting firm. In addition, the Calyxt, Inc. audit committee reviews reports from management, legal counsel and third parties relating to the status of compliance with laws, regulations and internal procedures. The Calyxt, Inc. audit committee is also responsible for reviewing and discussing with management Calyxt, Inc.’s policies with respect to risk assessment and risk management. A copy of Calyxt, Inc.’s current audit committee charter is available on Calyxt, Inc.’s website at www.calyxt.com.

The audit committee of Cibus, Inc. is expected to retain these duties and responsibilities following the consummation of the Transactions. A copy of Cibus, Inc.’s audit committee charter will be available on Cibus, Inc.’s website following the consummation of the Transactions.

Upon completion of the Transactions, it is expected that the audit committee of the Cibus, Inc. Board will consist of Messrs. Finn and Lehmann and Dr. Walker. The Cibus, Inc. Board will also determine that at least one member of the audit committee will qualify as an “audit committee financial expert,” as defined by the rules of the SEC and will satisfy the financial sophistication requirements of Nasdaq. Messrs. Finn and Lehmann and

Dr. Walker will serve as financial experts on the audit committee. Calyxt, Inc. and Cibus Global believe that, following the completion of the Transactions, the composition of the audit committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Compensation Committee

The Calyxt, Inc. compensation committee is responsible for, among other things, reviewing and approving Calyxt, Inc.’s overall compensation philosophy and overseeing the administration of related compensation benefit programs, policies and practices. The Calyxt, Inc. compensation committee is also responsible for annually reviewing and approving the corporate goals and objectives relevant to the compensation of Calyxt, Inc.’s chief executive officer and other executive officers and evaluating their performance in light of these goals, reviewing the compensation of Calyxt, Inc.’s executive officers and other appropriate officers, and administering Calyxt, Inc.’s incentive and equity-based compensation plans. A copy of Calyxt, Inc.’s current compensation committee charter is available on Calyxt, Inc.’s website at www.calyxt.com.

The compensation committee of Cibus, Inc. is expected to retain these duties and responsibilities following the consummation of the Transactions. A copy of Cibus, Inc.’s compensation committee charter will be available on Cibus, Inc.’s website following the consummation of the Transactions.

Upon completion of the Transactions, it is expected that the compensation committee of the Cibus, Inc. Board will consist of Messrs. Finn and Lehmann and Dr. Prante. Calyxt, Inc. and Cibus Global believe that, following the completion of the Transactions, the composition of the compensation committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Nominating and Corporate Governance Committee

The Calyxt, Inc. nominating and corporate governance committee is responsible for, among other things, matters of corporate governance and matters relating to the practices, policies and procedures of the Calyxt Board, identifying and recommending candidates for election to the Calyxt Board and each committee of the Calyxt Board, and reviewing, at least annually, Calyxt, Inc.’s corporate governance principles. The Calyxt, Inc. nominating and corporate governance committee also advises on and recommends director compensation, which is approved by the full Calyxt Board. A copy of Calyxt, Inc.’s current nominating and corporate governance committee charter is available on Calyxt, Inc.’s website at www.calyxt.com.

The nominating and corporate governance committee of Cibus, Inc. is expected to retain these duties and responsibilities following completion of the Transactions. A copy of Cibus, Inc.’s nominating and corporate governance committee charter will be available on Cibus, Inc.’s website following the consummation of the Transactions.

Upon completion of the Transactions, it is expected that the nominating and corporate governance committee of the Cibus, Inc. Board will consist of Messrs. Finn and Lehmann and Drs. Prante and Walker. Calyxt, Inc. and Cibus Global believe that, following the completion of the Transactions, the composition of the nominating and corporate governance committee will meet the requirements for independence under current Nasdaq and SEC rules and regulations.

Compensation Committee Interlocks and Insider Participation

In connection with the Closing, the Cibus, Inc. Board is expected to select members of the compensation committee. None of the proposed executive officers of Cibus, Inc. serve, or in the past year has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers who is proposed to serve on the Cibus, Inc. Board or compensation committee following the completion of the Transactions.

Code of Business Conduct and Ethics

Cibus, Inc. will adopt a written code of business conduct and ethics, substantially in the form of Calyxt, Inc.’s current Code of Business Conduct and Ethics, that applies to its directors, officers and employees, including the principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, of Cibus, Inc. Cibus, Inc. will post a current copy of the code on its website, www.cibus.com. In addition, Cibus, Inc. intends to post on its website all disclosures that are required by law or Nasdaq Listing Rules concerning any amendments to, or waivers from, any provision of the code of business conduct and ethics. The information contained on, or that can be accessed through, the website is not a part of this prospectus. The website address is included in this proxy statement/prospectus solely as an inactive textual reference.

Director Compensation

Cibus Global pays its directors annual retainer fees for their participation on the Cibus Board. The chairperson and vice chairperson of the Cibus Board each receives $100,000 per year for his services and all other directors receive $60,000 per year. The directors may elect to receive such fees in cash, in Cibus PIUs or a combination of the two. Cibus Global pays fees in cash on a monthly basis and issues Cibus PIUs once a year. For additional information on compensation paid to directors of Cibus, see the section entitled “Cibus Global Executive Compensation—Cibus Global Director Compensation” beginning on page 313 of this proxy statement/prospectus.

In connection with the Closing and the transition of the board of directors, Cibus, Inc. expects to evaluate Calyxt, Inc.’s director compensation practices and finalize Cibus, Inc.’s non-employee director compensation program, pursuant to which non-employee directors will be eligible to receive compensation for service on the Cibus, Inc. Board and its committees. The Cibus, Inc. Board expects to review director compensation periodically to ensure that director compensation remains competitive such that the Combined Company is able to recruit and retain qualified directors.

CALYXT, INC. EXECUTIVE COMPENSATION

The information in this section does not give effect to the Reverse Stock Splits described elsewhere in this proxy statement/prospectus.

Compensation Discussion and Analysis

Named Executive Officers

This Compensation Discussion and Analysis provides information regarding Calyxt’s compensation programs for its principal executive officer, principal financial officer, and each of its other executive officers serving at the end of the 2022 fiscal year (collectively, the “Calyxt NEOs”), who are identified below:

Calyxt NEO	Position
Michael A. Carr	President & Chief Executive Officer
William F. Koschak	Chief Financial Officer
Travis J. Frey, Ph.D.	Chief Technology Officer
Debra Frimerman	General Counsel and Corporate Secretary

Compensation Philosophy and Objectives

Calyxt’s compensation program is designed to recognize the level of responsibility of an executive within Calyxt, taking into account the Calyxt NEO’s role and expected leadership within Calyxt’s organization, and to encourage and reward decisions and actions that have a positive impact on Calyxt’s overall performance.

Calyxt’s compensation philosophy is based upon the following objectives:

•	to reward Calyxt’s executives for their outstanding performance and business results;

•	to emphasize the enhancement of shareholder value;

•	to value the executive’s unique skills and competencies;

•	to attract, retain and motivate qualified executives; and

•	to provide a competitive compensation structure in the life sciences market based on select market survey data.

Overview of Compensation Process

The Compensation Committee administers Calyxt’s compensation program. The Compensation Committee is responsible for, among other things, reviewing and approving Calyxt’s overall compensation philosophy and overseeing the administration of related compensation benefit programs, policies, and practices. The Compensation Committee is also responsible for annually reviewing and approving the corporate goals and objectives relevant to the compensation of Calyxt’s Chief Executive Officer and other Calyxt NEOs and evaluating their performance in light of these goals, reviewing the compensation of Calyxt NEOs, and administering Calyxt’s incentive and equity-based compensation plans. Executive compensation is recommended by the Compensation Committee and set by the Calyxt Board. In performing this function, the Compensation Committee and the Calyxt Board rely on the Chief Executive Officer to provide information regarding the other Calyxt NEOs, their roles and responsibilities, and the general performance of Calyxt. The Chief Executive Officer also suggests performance measures and targets for each of the executive officers under Calyxt’s short-term cash incentive program. The final decisions regarding salaries, bonuses (including measures, targets, and amounts to be paid), equity grants, and other compensation matters related to executive officers are made by the Calyxt Board. None of the Calyxt NEOs (including the Chief Executive Officer) has a role in determining his or her own compensation.

Compensation Consultant

In fiscal 2022, the Compensation Committee engaged Vareo Advisors, LLC to serve as its compensation consultant. The compensation consultant has periodically been engaged to assist the Compensation Committee with evaluation of Calyxt’s compensation program to review, comment and make recommendations on executive compensation matters, to help select appropriate market data for compensation determinations, to assist in executive compensation disclosures, and to provide updates on regulatory changes in compensation-related issues and other developments and trends in executive compensation. The Compensation Committee determined that Vareo Advisors, LLC is free of conflicts of interest under applicable Nasdaq and SEC rules. The compensation consultant reported directly to the Compensation Committee and works with the Compensation Committee, the Calyxt Board, and management to, among other things, provide advice regarding compensation structures and programs in general and competitive compensation data.

Elements of Compensation

Calyxt’s compensation program has three primary elements: a base salary, an annual cash incentive, and incentive equity awards. In addition, we also offer Calyxt’s executives the ability to participate in a 401(k) plan and health and welfare programs. Calyxt pays the cost of executives’ insurance premiums for medical and dental plans.

Calyxt’s Compensation Committee has not adopted any policies for allocating compensation between long-term and currently paid-out compensation, between cash and non-cash compensation or among different forms of non-cash compensation.

Base Salary

Calyxt pays base salaries to recognize and reward each named executive officer’s unique value and skills, competencies and experience in light of the executive’s position. The Compensation Committee and the Calyxt Board consider a variety of factors such as market survey data, a subjective assessment of the nature and scope of the Calyxt NEO’s responsibilities, each Calyxt NEO’s unique value and historical contributions, historical increases, internal equity considerations, and the experience of the Calyxt NEO in setting base salaries. The Calyxt NEOs were entitled to base salaries at the following annual rates during 2022:

Name	2022 Base Salary Rate ($)
Michael A. Carr	500,000
William F. Koschak	340,000
Travis J. Frey, Ph.D.	300,000
Debra Frimerman	321,000

Calyxt did not modify the base salary rates of any Calyxt NEOs for 2022.

Annual Cash Incentive

Annual cash incentive awards are used to reward and motivate Calyxt NEOs for achieving key financial and operational objectives. The annual incentive bonus awards are generally payable based on Calyxt’s performance and, in some cases, the level of individual contributions to that performance.

On May 3, 2022, Calyxt established the 2022 Short Term Incentive Plan (“STIP”), which provides performance-based cash awards for certain of Calyxt’s executives, subject to a maximum limit of 200% of the executive’s target bonus level. Under the STIP, the eligible executives (including the Calyxt NEOs) will receive a performance bonus opportunity based on a percentage of the individual’s annual base salary, with Calyxt performance objectives and individual performance objectives established by the Calyxt Board, and each comprising 50% of the bonus determination for executive officers other than the Chief Executive Officer. The achievement against Calyxt performance objectives comprises 100% of the bonus determination for the Chief Executive Officer. To be eligible to receive a bonus under the STIP, a participant in the plan must be employed by Calyxt as of both December 31, 2022 and the payment date, unless otherwise provided in a written agreement between Calyxt and the participant, and bonuses are subject to clawback to the extent required or permitted by law.

STIP Targets

Name	Bonus Target (as a Percentage of Base Salary) (%)	2022 Bonus Target ($)
Michael A. Carr	100%	500,000
William F. Koschak	45%	153,000
Travis J. Frey, Ph.D.	45%	135,000
Debra Frimerman	40%	128,400

Company Objectives (100% for Chief Executive Officer and 50% for non-Chief Executive Officer Plan Participants)

The portion of bonus attributable to Company Objectives is weighted as follows: 40% Collaboration (Measure 1), 20% Cash Balance (Measure 2) and 40% Innovation (Measure 3). Each Measure 1-3 will be determined by the Compensation Committee.

With respect to the Company Objectives, the STIP provides the Compensation Committee with the authority to determine whether (and by what amount) the actual result used to calculate the achievement of a Measure should be adjusted to account for extraordinary events or circumstances (including, without limitation, overall financial market performance factors relative to assumptions used in establishing target Measures), or should otherwise be adjusted in order to be consistent with the purpose or intent of the 2022 annual performance bonus program. The following are the performance targets and corresponding potential payouts for each of the three measures used in the STIP for 2022:

Multiplier/ Achievement Level	Measure 1 Collaboration	Measure 2 Cash Balance	Measure 3 Innovation
50%	Signed BioFactory Collaboration(s) AND Licensing Deal(s), collectively having NPV of $40mm	Cash Balance at 12/31/22 sufficient to fund 6 months of operations	BioFactory Pilot Plant Fully Operational with Full Analytics

100%	Signed BioFactory Collaboration(s) AND Licensing Deal(s), collectively having NPV of $75mm	Cash Balance at 12/31/22 sufficient to fund 12 months of operations	AI/ML Advancement to include Pathway Discovery and Vector Creation at a 25% improvement over baseline. Use of Lab Analytics (LC) in validating targets cumulating in AI/ML with Predictive Capabilities

200%	Signed BioFactory Collaboration(s) AND Licensing Deal(s), collectively having NPV of $100mm	Cash Balance at 12/31/22 sufficient to fund 18 months of operations	First BioFactory Infrastructure Partner Announced OR Scaling Production in Calyxt System

Weighting of Company Objectives	40%	20%	40%

Individual Objectives (50% for non-Chief Executive Officer Plan Participants)

The Compensation Committee will determine, in its discretion, the level of achievement of the goals identified below and the overall achievement of the Individual Objectives, with a multiplier of 0.7x at a minimum level of achievement, 1x at a target level of achievement and 2x at a maximum level of achievement. Achievement at less than the minimum level determined by the Compensation Committee will result in no bonus being earned for that particular goal or for the Individual Objectives as determined by the Compensation Committee.

Specific individual measures will be determined by the Compensation Committee drawn from the categories identified below, together with individual weighting of such Individual Objectives:

Internal & External Communications Achievement / Advancement

Financial Reporting Achievement / Advancement

Information Technology Achievement / Advancement

Research and Development Achievement / Advancement

Safety & Compliance Achievement / Advancement

Leadership Achievement / Advancement

Risk Management Achievement / Advancement

Intellectual Property Achievement / Advancement

Business Development Achievement / Advancement

2022 STIP Results

Given Calyxt’s cash position, the Compensation Committee determined that payment under the 2022 STIP would not be consistent with the purpose or the intent of the 2022 STIP. Therefore, no STIP amounts were earned or paid to the Calyxt NEOs for 2022 given that the goal for the cash balance metric was not met.

Incentive Equity Awards

Calyxt uses the grant of equity awards under Calyxt, Inc.’s 2017 Omnibus Incentive Plan (as amended, effective May 18, 2021) (the “Omnibus Plan”) to provide long-term incentive compensation opportunities intended to align the Calyxt NEOs’ interests with those of Calyxt Stockholders, and to attract, retain and reward Calyxt NEOs. Calyxt’s equity program generally consists of a mix of three types of equity awards: stock option awards (“options”), Calyxt RSUs, and Calyxt PSUs.

On March 24, 2022, Calyxt granted equity awards to certain of Calyxt’s employees, including the Calyxt NEOs, pursuant to the Omnibus Plan. The amount of the awards was determined based on ownership percentage of Calyxt, on a fully diluted basis, by role based on general practice for similar roles in early stage technology companies. The number of options, Calyxt RSUs and Calyxt PSUs granted to each Calyxt NEO is set forth below:

Name	Options(1)	Calyxt RSUs(2)	Calyxt PSUs(3)
Michael A. Carr	490,000	368,000	205,000
William F. Koschak	250,000	219,700	100,000
Travis J. Frey, Ph.D.	250,000	205,650	100,000
Debra Frimerman	250,000	200,450	100,000

(1)	The options have a term of ten years from the grant date, and will vest 25% on the first, second, third and fourth anniversaries of the grant date.
(2)	Certain of the Calyxt RSUs granted vested in full on January 1, 2023, and the remaining Calyxt RSUs will vest 1/3 on each of the first, second and third anniversaries of the grant date.
(3)

The Calyxt PSUs have a three-year performance period of 2022, 2023, and 2024. Vesting and settlement of the Calyxt PSUs will occur each year based on achievement of objectives approved by the Calyxt Board for the applicable year; provided that, upon a change in control, the performance period shall be truncated, and the Calyxt PSUs will vest and settle based on performance through such date, as determined by the Compensation

Committee of the Calyxt Board and otherwise in accordance with the Omnibus Plan and the applicable award agreements. The Calyxt PSU objectives for 2022 match the target performance goals under the STIP, described above. However, the Compensation Committee determined that the 2022 Calyxt PSUs would be earned at 100% of target given Calyxt’s execution of its strategic objectives during 2022.

Other Compensation and Benefits

Health and Welfare and Retirement Benefits

Calyxt NEOs are generally eligible to participate in the same health and welfare programs and 401(k) plan as other employees and receive company matching contributions under the 401(k) plan. The monthly medical and dental benefit plan premiums of Calyxt NEO’s are fully paid by Calyxt.

Perquisites

Calyxt generally does not offer any additional perquisites to Calyxt NEOs. However, Calyxt’s Chief Executive Officer is entitled to receive commuter expense reimbursements of up to $40,000 per calendar year for documented reasonable and customary expenses incurred by him in connection with commuting from his place of residence to Calyxt’s headquarters.

Post-Employment Compensation

Calyxt has entered into employment agreements with certain Calyxt NEOs, which provide for certain post-employment compensation including severance. Calyxt also maintains a 2021 Executive Severance Plan, as amended, in which certain Calyxt NEOs participate via voluntary participation agreements. These post-employment benefits are described in additional detail in “Potential Payments Upon Termination or Change in Control” below.

Other Considerations

Compensation Risk Assessment

From time to time, Calyxt’s Compensation Committee oversees a risk assessment of Calyxt’s compensation arrangements. The last review was conducted in December 2021 and, through discussions with management and Calyxt’s compensation consultant, the Compensation Committee determined that Calyxt’s policies and practices of compensating its employees, including executive officers, are not reasonably likely to have material risk for the company.

Summary Compensation Table

The following table sets forth total compensation for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, as applicable, for each Calyxt NEO.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total ($)
Michael A. Carr(1)	2022	500,000	—	495,923	474,522	—	43,561	1,514,006
President and Chief Executive Officer	2021	216,984	450,000	1,346,500	503,306	—	17,124	2,533,914
William F. Koschak	2022	340,000	—	292,952	241,935	—	16,742	891,629
Chief Financial Officer	2021	338,000	—	144,900	144,635	—	16,225	643,760
	2020	329,000		—	341,697	133,713	18,751	823,161
Travis J. Frey, Ph.D.	2022	300,000	—	275,109	242,138	—	14,760	832,007
Chief Technology Officer	2021	295,263	—	132,825	133,509	—	14,464	576,061
	2020	279,538	—	—	248,507	113,193	34,026	675,264
Debra Frimerman	2022	321,000	—	268,505	242,085	—	13,076	844,666
General Counsel and Corporate Secretary	2021	312,078	—	152,950	150,198	—	13,076	628,302
	2020	285,313	—	—	248,314	102,142	14,983	650,752

(1)	Mr. Carr was appointed as Chief Executive Officer effective July 27, 2021.
(2)	This column reflects Mr. Carr’s one-time new-hire bonus of $450,000.
(3)

This column reflects the fair value of Calyxt RSUs and Calyxt PSUs granted in 2022, 2021 and 2020, as applicable, based on the stock price on the date of grant. These amounts reflect Calyxt’s accounting expense for these awards and do not correspond to the actual value that will be realized by the Calyxt NEOs. Amounts listed in this column are calculated in accordance with FASB ASC Topic 718, as disclosed in Note 6 “Stock-Based Compensation” to Calyxt’s audited financial statements included in Calyxt’s Annual Report on Form 10-K for the year ended December 31, 2022.

(4)

This column reflects the fair value of options granted in 2022, 2021 and 2020 based on their grant date fair value calculated in accordance with FASB ASC Topic 718. These amounts reflect Calyxt’s accounting expense for these awards and do not correspond to the actual value that will be realized by the Calyxt NEOs. The assumptions used in the calculation of the amounts are described in Note 6 “Stock-Based Compensation” to Calyxt’s audited financial statements included in Calyxt’s Annual Report on Form 10-K for the year ended December 31, 2022.

(5)	This column reflects the annual cash bonus earned for the applicable fiscal year. No annual cash bonus was earned by Calyxt NEOs pursuant to Calyxt’s 2022 or 2021 short-term cash incentive plan.
(6)

Mr. Carr’s other compensation for the year ended December 31, 2022 includes $28,635 of commuter expenses and $11,600 of matching contributions under Calyxt’s 401k benefit plan. Mr. Koschak’s other compensation for the year ended December 31, 2022 includes $11,600 of matching contributions under Calyxt’s 401k benefit plan and $5,100 of premiums for medical, dental, and life insurance that were paid by Calyxt. Dr. Frey’s other compensation for the year ended December 31, 2022 includes $11,434 of matching contributions under Calyxt’s 401k benefit plan. Ms. Frimerman’s other compensation for the year ended December 31, 2022 includes $11,600 of matching contributions under Calyxt’s 401k benefit plan.

Grants of Plan-Based Awards

The following table sets forth certain information regarding grants of awards made to Calyxt’s NEOs during the year ended December 31, 2022.

Name	Grant Date	Estimated Possible Payouts under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Award: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)(2)	Target (#)	Maximum (#)
Michael A. Carr	3/24/22	—	—	—	—	—	—	—	490,000	1.27	474,522
	3/24/22	—	—	—	—	—	—	368,000	—	—	467,360
	3/24/22	—	—	—	—	205,000	205,000	—	—	—	28,563
		250,000	500,000	1,000,000	—	—	—	—	—	—	—
William F. Koschak	3/24/22	—	—	—	—	—	—	—	250,000	1.27	241,935
	3/24/22	—	—	—	—	—	—	219,700	—	—	279,019
	3/24/22	—	—	—	—	100,000	100,000	—	—	—	13,933
		76,500	153,000	306,000	—	—	—	—	—	—	—
Travis J. Frey, Ph.D.	3/24/22	—	—	—	—	—	—	—	250,000	1.27	242,138
	3/24/22	—	—	—	—	—	—	205,650	—	—	261,176
	3/24/22	—	—	—	—	100,000	100,000	—	—	—	13,933
		67,500	135,000	270,000	—	—	—	—	—	—	—
Debra Frimerman	3/24/22	—	—	—	—	—	—	—	250,000	1.27	242,085
	3/24/22	—	—	—	—	—	—	200,450	—	—	254,572
	3/24/22	—	—	—	—	100,000	100,000	—	—	—	13,933
		64,200	128,400	256,800	—	—	—	—	—	—	—

(1)	The values in this column reflect the grant date fair value for each award in accordance with FASB ASC Topic 718.
(2)	The Calyxt PSU awards granted on March 24, 2022 do not have a threshold level.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table sets forth certain information regarding outstanding equity awards of Calyxt NEOs as of December 31, 2022. The market value of the shares in the following table is the fair value of such shares as of December 31, 2022.

	Option Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Michael A. Carr	March 24, 2022(1)	—	490,000	1.27	March 24, 2032
President and Chief Executive Officer	July 27, 2021(2)	66,666	133,334	3.65	July 27, 2031

William F. Koschak	March 24, 2022(1)	—	250,000	1.27	March 24, 2032
Chief Financial Officer	March 12, 2021(2)	8,666	17,334	8.05	March 12, 2031
	August 4, 2020(2)	73,332	36,668	4.55	August 4, 2030
	February 8, 2019(3)	108,000	72,000	13.01	February 8, 2029

Travis J. Frey, Ph.D.	March 24, 2022(1)	—	250,000	1.27	March 24, 2032
Chief Technology Officer	March 12, 2021(2)	8,000	16,000	8.05	March 12, 2031
	August 4, 2020(2)	53,332	26,668	4.55	August 4, 2030
	May 20, 2019(3)	55,000	45,000	14.72	May 20, 2029

Debra Frimerman	March 24, 2022(1)	—	250,000	1.27	March 24, 2032
General Counsel and	March 12, 2021(2)	9,000	18,000	8.05	March 12, 2031
Corporate Secretary	August 4, 2020(2)	53,332	26,668	4.55	August 4, 2030
	May 13, 2019(3)	55,000	45,000	15.28	May 13, 2029

	Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(7)	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights That Have Not Vested ($)(7)
Michael A. Carr	March 24, 2022(4)	368,000	54,464	205,000	30,340
President and Chief Executive Officer	July 27, 2021(5)	33,334	4,933	600,000	88,800

William F. Koschak	March 24, 2022(4)	219,700	32,516	100,000	14,800
Chief Financial Officer	March 12, 2021(5)	12,000	1,776	—	—
	June 28, 2019(6)	—	—	85,000	—

Travis J. Frey, Ph.D.	March 24, 2022(4)	205,650	30,436	100,000	14,800
Chief Technology Officer	March 12, 2021(5)	11,000	1,628	—	—

Debra Frimerman	March 24, 2022(4)	200,450	29,667	100,000	14,800
General Counsel and	March 12, 2021(5)	12,667	1,875	—	—
Corporate Secretary	June 28, 2019(6)	—	—	60,000	—

(1)	The stock option grant vesting schedule is as follows: 25% of the total number of stock options vest on the first, second, third, and fourth anniversaries of the grant date.
(2)

The stock option grant vesting schedule is as follows: (i) 33.3% of the total number of stock options vest on the first and second anniversaries of the grant date; and (ii) 33.4% of the total number of stock options vest on the third anniversary of the grant date.

(3)

The stock option grant vesting schedule is as follows: (i) 15% of the total number of stock options vest on the first anniversary of the grant date; (ii) 10% of the total number of stock options vest on the second anniversary of the grant date and (iii) 5% of the total number of stock options vest on the last day of the next 15 quarters.

(4)

For Mr. Carr, the Calyxt RSU grant vesting schedule is as follows: 163,000 of the 368,000 Calyxt RSUs granted vest on January 1, 2023, and the vesting schedule for the remaining 205,000 Calyxt RSUs is as follows: (i) 33.3% of the total number of Calyxt RSUs vest on the first anniversary of the grant date; (ii) 33.4% of the total number of Calyxt RSUs vest on the second anniversary of the grant date and (iii) 33.3% of the total number of Calyxt RSUs vest on the third anniversary of the grant date. For Mr. Koschak, the Calyxt RSU grant vesting schedule is as follows: 119,700 of the 219,700 Calyxt RSUs granted vest on January 1, 2023, and the vesting schedule for the remaining 100,000 Calyxt RSUs is as follows: (i) 33.3% of the total number of Calyxt RSUs vest on the first anniversary of the grant date; (ii) 33.4% of the total number of Calyxt RSUs vest on the second anniversary of the grant date and (iii) 33.3% of the total number of Calyxt RSUs vest on the third anniversary of the grant date. For Dr. Frey, the Calyxt RSU grant vesting schedule is as follows: 105,650 of the 205,650 Calyxt RSUs granted vest on January 1, 2023, and the vesting schedule for the remaining 100,000 Calyxt RSUs is as follows: (i) 33.3% of the total number of Calyxt RSUs vest on the first anniversary of the grant date; (ii) 33.4% of the total number of Calyxt RSUs vest on the second anniversary of the grant date and (iii) 33.3% of the total number of Calyxt RSUs vest on the third anniversary of the grant date. For Ms. Frimerman, the Calyxt RSU grant vesting schedule is as follows: 100,450 of the 200,450 Calyxt RSUs granted vest on January 1, 2023, and the vesting schedule for the remaining 100,000 Calyxt RSUs is as follows: (i) 33.3% of the total number of Calyxt RSUs vest on the first anniversary of the grant date; (ii) 33.4% of the total number of Calyxt RSUs vest on the second anniversary of the grant date and (iii) 33.3% of the total number of Calyxt RSUs vest on the third anniversary of the grant date. Mr. Carr was granted 205,000 Calyxt PSUs, Mr. Koschak was granted 100,000 Calyxt PSUs, Dr. Frey was granted 100,000 Calyxt PSUs, and Ms. Frimerman was granted 100,000 Calyxt PSUs. The Calyxt PSUs have a three-year performance period of 2022, 2023, and 2024. Vesting and settlement of the Calyxt PSUs will occur each year based on achievement of objectives approved by the Calyxt Board for the applicable year; provided that, upon a change in control, the performance period shall be truncated, and the Calyxt PSUs will vest and settle based on performance through such date, as determined by the Compensation Committee of the Calyxt Board and otherwise in accordance with the Omnibus Plan and the applicable award agreements.

(5)

For all Calyxt NEOs, the Calyxt RSU grant vesting schedule is as follows: (i) 33.3% of the total number of Calyxt RSUs vest on the first anniversary of the grant date; (ii) 33.3% of the total number of Calyxt RSUs vest on the second anniversary of the grant date and (iii) 33.4% of the total number of Calyxt RSUs vest on the third anniversary of the grant date. For Mr. Carr, the Calyxt PSUs will vest if Calyxt Common Stock remains above three specified price levels for 30 calendar days over the three-year performance period. The Calyxt PSUs will be settled in unrestricted shares of Calyxt Common Stock on the vesting date. Upon a change of control as defined in the award agreement, 25% of the Calyxt PSUs will vest with the remainder continuing to vest pursuant to the terms of the award provided that he maintains continuous service.

(6)	The performance conditions in these Calyxt PSUs were not met and the awards were forfeited.
(7)	Value of unvested Calyxt RSUs and Calyxt PSUs are based on Calyxt’s closing price per common share of $0.15 on December 31, 2022.

Option Exercises and Stock Vested

The following table sets forth information with respect to stock options that were exercised, and Calyxt RSUs that vested, during the year ended December 31, 2022.

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael A. Carr	—	—	16,666	3,742
William F. Koschak	—	—	6,000	7,260
Travis J. Frey, Ph.D.	—	—	5,500	6,655
Debra Frimerman	—	—	6,333	7,663

Potential Payments Upon Termination or Change in Control

Agreements with Named Executive Officers

The following provides a discussion of the agreements between Calyxt, Inc. and each Calyxt NEO.

Michael A. Carr

On July 13, 2021, Mr. Carr entered into an offer letter agreement with Calyxt, Inc. (the “Carr Agreement”). Pursuant to the Carr Agreement, Mr. Carr joined Calyxt on July 27, 2021, as Calyxt’s President and Chief Executive Officer. Mr. Carr’s employment is at-will and may be terminated at any time for any reason, subject to the terms of Calyxt’s 2021 Executive Severance Plan (the “Severance Plan”), as modified by Mr. Carr’s Participation Agreement with respect thereto, as described below.

Mr. Carr is or was entitled to receive the following compensation and benefits in connection with his service as President and Chief Executive Officer of Calyxt, Inc.:

•	an annual base salary of $500,000;

•	a one-time new-hire bonus of $450,000;

•

a one-time equity award of (i) stock options for the purchase of 200,000 shares of Calyxt Common Stock and (ii) 50,000 Calyxt RSUs, which, in each case, will vest in equal installments on the first three anniversaries of Mr. Carr’s start date;

•

a one-time inducement award to be granted outside of Calyxt’s existing equity compensation plans in accordance with Rule 5635(c)(4) of the Nasdaq Listing Rules of Calyxt PSUs to acquire up to 600,000 shares of Calyxt Common Stock, which will vest based on Calyxt’s achievement for a period of 30 consecutive calendar days of specified trading price levels;

•

during a three-year performance period following the grant date (300,000 shares for a $12.00 price level, an additional 150,000 shares for a $15.00 price level and an additional 150,000 shares for a $20.00 price level) and otherwise have terms substantially similar to those of Calyxt PSUs issued under the Omnibus Plan;

•

eligibility to receive an annual cash performance bonus under Calyxt’s existing short-term incentive plan with a 2021 annual target of 100% of base salary (prorated for the number of days of employment during 2021), based on the achievement of performance goals, as determined by the Calyxt Board;

•

eligibility under the Severance Plan, as amended by Mr. Carr’s participation agreement, to receive upon termination of employment by Mr. Carr for Good Reason (as defined in the Severance Plan) or by Calyxt for any reason other than Cause (as defined in the Severance Plan, but modified to be subject to a notice and cure period with respect to non-willful performance deficiencies) severance benefits equal to 12 months (24 months, if occurring during a Change-in-Control Period (as defined in the Severance Plan)) of base salary and a prorated portion (the full amount, if occurring during a Change-in-Control Period) of Mr. Carr’s target cash incentive bonus for the applicable year;

•	eligibility for certain travel, temporary living, and relocation benefits for up to three years from Mr. Carr’s start date; and

•

participation in the benefit plans and programs of Calyxt in which similarly situated employees of Calyxt participate, as may be in effect from time to time, and accrual of 20 days of vacation per year.

On July 13, 2021, the Calyxt Board and the independent directors of the Calyxt Board approved the Calyxt, Inc. 2021 Employee Inducement Incentive Plan (the “Inducement Plan”) and reserved 600,000 shares of Calyxt Common Stock for issuance upon vesting of the Calyxt PSUs granted to Mr. Carr on July 27, 2021. The Inducement Plan’s terms are substantially similar to the terms of the Omnibus Plan. The Inducement Plan was adopted without Calyxt Stockholder approval pursuant to Rule 5635(c)(4) of the Nasdaq Listing Rules. The Calyxt PSUs granted to Mr. Carr on July 27, 2021, constitute an inducement material to Mr. Carr’s entering into employment with Calyxt within the meaning of Rule 5635(c)(4) of the Nasdaq Listing Rules.

Mr. Carr is the only participant in the Inducement Plan, and the Calyxt PSUs granted in connection with the commencement of Mr. Carr’s employment are the only awards that will be granted under the Inducement Plan. The Calyxt PSUs will vest if Calyxt Common Stock remains above three specified price levels for 30 calendar days over the three-year performance period. The Calyxt PSUs will be settled in unrestricted shares of Calyxt Common Stock on the vesting date.

Mr. Carr has also entered into a customary non-competition, non-solicitation, confidentiality and inventions agreement and Calyxt’s standard indemnification agreement.

William Koschak

On December 21, 2018 Mr. Koschak entered into an offer letter agreement with Calyxt (the “Koschak Agreement”) . Pursuant to the Koschak Agreement, Mr. Koschak joined Calyxt on January 7, 2019, as its Chief Financial Officer. Mr. Koschak is or was entitled to receive the following compensation and benefits in connection with his service as Chief Financial Officer of Calyxt:

•	an annual base salary of $320,000;

•	a one-time sign-on bonus of $180,000;

•	a one-time sign-on equity award of 30,000 stock options;

•

eligibility to receive an annual cash performance bonus with an amount equal to up to 45% of Mr. Koschak’s base salary and a multiplier on the annual target of 0.7 to 1.5x (prorated for the number of days of his employment during 2019), based on his achievement of individual and/or Calyxt performance goals as determined by the Calyxt Board;

•	a one-time equity award of 150,000 shares of Calyxt Common Stock pursuant to Calyxt’s existing equity incentive plan; and

•

participation in the benefit plans and programs of Calyxt in which substantially all of Calyxt’s employees participate, as may be in effect from time to time, and accrual of 20 days of vacation per year as well as a one-time grant of 5 days of vacation to be used prior to January 7, 2020.

The Koschak Agreement also provides for severance benefits in the event that Mr. Koschak’s employment is terminated by Calyxt without Cause, in which case Mr. Koschak will be entitled to receive a pro-rata portion of his annual performance bonus.

The Koschak Agreement also includes customary non-solicitation, non-compete, intellectual property and confidentiality provisions.

Travis J. Frey, Ph.D.

On May 13, 2019, Dr. Frey entered into an offer letter agreement with Calyxt (the “Frey Agreement”) . Pursuant to the Frey Agreement, Dr. Frey joined Calyxt on May 20, 2019, as its Chief Technology Officer. Dr. Frey is or was entitled to receive the following compensation and benefits in connection with his service as Chief Technology Officer of Calyxt:

•	an annual base salary of $300,000;

•	a one-time sign-on equity award of 100,000 stock options, which will be granted, subject to the approval of the Calyxt Board; and

•

eligibility to receive an annual cash performance bonus with an amount equal to up to 45% of Dr. Frey’s base salary and a multiplier on the annual target of 0.7 to 1.5x (prorated for the number of days of his employment during 2019), based on his achievement of individual and/or Calyxt performance goals as determined by the Calyxt Board.

Dr. Frey’s offer letter also included customary non-solicitation, non-compete, intellectual property, and confidentiality provisions.

Debra Frimerman

On January 21, 2019, Ms. Frimerman entered into an offer letter agreement with Calyxt (the “Frimerman Agreement”). Pursuant to the Frimerman Agreement, Ms. Frimerman joined Calyxt on February 11, 2019, as its General Counsel & Corporate Secretary. Ms. Frimerman’s employment agreement provides for at-will employment and may be terminated at any time, with or without cause, subject to certain severance benefits described below. Ms. Frimerman is or was entitled to receive the following compensation and benefits in connection with her service as General Counsel & Corporate Secretary of Calyxt:

•	an annual base salary of $321,000;

•	a one-time sign-on equity award of 100,000 stock options; and

•

eligibility to receive an annual cash performance bonus with an amount equal to up to 40% of Ms. Frimerman’s base salary and a multiplier on the annual target of 0.7 to 1.5x (prorated for the number of days of her employment during 2019), based on her achievement of individual and/or Calyxt performance goals as determined by the Calyxt Board.

Under her employment agreement, if Ms. Frimerman’s employment is terminated by Calyxt without cause (as defined in her employment agreement), she is eligible to receive a pro rata annual performance bonus and 12 months of base salary paid in installments. Calyxt may condition any severance pay to Ms. Frimerman upon her entering into a full release of claims in favor of Calyxt. If Ms. Frimerman voluntarily terminates her employment or her employment terminates due to death or disability, she will be entitled only to accrued base salary and other accrued amounts. Ms. Frimerman is eligible to participate in the Severance Plan, which would supersede the applicable terms of her employment agreement, if she executes a Severance Plan participation agreement.

Ms. Frimerman’s employment agreement also included customary non-solicitation, non-compete, intellectual property, and confidentiality provisions.

Executive Severance Plan

Calyxt maintains the 2021 Executive Severance Plan, as amended on January 13, 2023 (the “Executive Severance Plan”) for certain key management employees who agree to participate. The Executive Severance Plan provides plan participants with certain severance benefits upon termination of the plan participant’s employment with Calyxt. Mr. Carr, Mr. Koschak, and Dr. Frey are participants in the Executive Severance Plan. Ms. Frimerman is eligible to become a participant in the Executive Severance Plan by executing a plan participation agreement. Until such time as Ms. Frimerman may become a participant under the Executive Severance Plan, upon a qualifying termination Ms. Frimerman will be entitled to receive severance benefits under her employment agreement as described above.

The Executive Severance Plan provides plan participants with severance benefits upon termination of the plan participant’s employment by the plan participant for Good Reason or by Calyxt for any reason other than for Cause or other than the plan participant’s death or Disability (each as defined in the Executive Severance Plan).

Under the terms of the Executive Severance Plan, plan participants are entitled to the following compensation (“Severance Benefits”) upon such a qualifying termination:

•

An amount equal to the plan participant’s base salary for a period of (i) 12 months, for the Chief Executive Officer, Chief Financial Officer, Chief Legal Officer/General Counsel and any other chief executive, and (ii) 6 months, for Senior Vice Presidents and Vice Presidents or other participants, beginning on the plan participant’s date of termination, each a “Severance Coverage Period;” and

•	A pro-rated portion of the plan participant’s target incentive bonus under Calyxt’s annual cash incentive plan for the applicable year, pro-rated for the number of days elapsed in the applicable year.

Plan participants are also entitled to any unpaid amounts earned under the annual cash incentive plan for the preceding year, based upon actual performance and, in certain circumstances, continuing medical and dental benefits. Severance Benefits will generally be paid in substantially equal installments over the applicable Severance Coverage Period.

Stock option awards held by plan participants shall be exercisable as to the vested portion for a period of 90 days following the plan participant’s qualifying termination or the stated expiration date, whichever is earlier, so long as the qualifying termination does not occur during a period of 27 months beginning three months before the effective date of a change-in-control (the “Change-in-Control Period”). If a qualifying termination occurs during a Change-in-Control Period, (i) all time-based vesting conditions applicable to Calyxt equity or equity-based awards held by the plan participant will lapse and such awards will be immediately vested, and (ii) all performance-based vesting conditions applicable to outstanding equity awards will be deemed satisfied at a level reasonably determined by the compensation committee of the Calyxt Board based on actual performance (unless otherwise specified in the plan participant’s participation agreement). In addition, with respect to Mr. Carr, if a qualifying termination occurs during a Change-in-Control Period, Mr. Carr’s Severance Benefits are increased to 24 months of base salary and the full amount of his target cash incentive bonus for the applicable year.

2017 Omnibus Incentive Plan

Calyxt maintains the 2017 Omnibus Incentive Plan, as amended on May 18, 2021. Employees, consultants, non-employee directors (and director nominees) and any other individuals who provide services to us or any of Calyxt’s affiliates are eligible to receive awards under the Omnibus Plan, if permitted by applicable laws or accounting and tax rules and regulations.

In the event of a dissolution or liquidation of Calyxt or a triggering event, except as otherwise provided in the applicable award agreement, the plan administrator may provide for:

•	assumption or substitution with equivalent awards of outstanding awards under the Plan by Calyxt (if Calyxt is the surviving corporation) or by the surviving corporation or its parent or subsidiary;

•

termination of outstanding awards under the Omnibus Plan in exchange for a payment of cash, securities and/or other property equal to the excess of the fair market value of the portion of the awards stock that is vested and exercisable immediately prior to the consummation of the corporate transaction over the per share exercise price;

•

any combination of assumption, substitution, or termination of outstanding awards under the Omnibus Plan as described above; provided that outstanding awards of stock options and SARs may be cancelled without consideration if the fair market value on the date of the event is greater than the exercise or hurdle price of such award; or

•

acceleration of the vesting (including the lapse of any restrictions, with any performance criteria or conditions deemed met at target) and exercisability of outstanding award in full prior to the date of the corporate transaction and the expiration of awards not timely exercised by the date determined by the plan administrator.

A triggering event as defined in the plan includes (i) a sale, transfer or disposition of all or substantially all of Calyxt’s assets other than to (A) a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by Calyxt, (B) a corporation or other entity owned directly or indirectly by the holders of capital stock of Calyxt in substantially the same proportions as their ownership of Calyxt Common Stock, or (C) an Excluded Entity (as defined in subsection (ii) below); or (ii) any merger, consolidation or other business combination transaction of Calyxt with or into another corporation, entity or person, other than a transaction with or into another corporation, entity or person in which the holders of at least a majority of the shares of voting capital stock of Calyxt outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding in the continuing entity or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of Calyxt (or the surviving entity) outstanding immediately after such transaction (an “Excluded Entity”); or (iii) any direct or indirect purchase or other acquisition by any person or group, other than a parent company or another person that is controlled by a parent company, of more than 50% of the total outstanding equity interests in or voting securities of Calyxt, excluding any transaction that is determined by the Calyxt Board in its reasonable discretion to be a bona fide capital raising transaction.

The Calyxt RSU and option awards granted to Calyxt NEOs under the Omnibus Plan provide that in the event that a triggering event occurs during the vesting period, an additional 25% of the total number of Calyxt RSUs or shares underlying the options shall immediately vest. In addition, these awards provide that 100% of the total number of Calyxt RSUs or shares underlying the options shall vest in the event of the termination of the Calyxt NEO’s employment without cause within 12 months following a triggering event or resignation of the Calyxt NEO for “good reason” following a triggering event. The Calyxt PSUs granted to Calyxt NEOs under the Omnibus Plan that remain outstanding provide that, upon a change in control, the performance period shall be truncated, and the Calyxt PSUs will vest and settle based on performance through such date, as determined by the Compensation Committee of the Calyxt Board and otherwise in accordance with the Omnibus Plan and the applicable Calyxt PSU agreement.

2021 Employee Inducement Incentive Plan

In July 2021, Calyxt adopted the Inducement Plan, pursuant to which shares of Calyxt Common Stock are issuable upon the settlement of Calyxt PSUs granted to Mr. Michael A. Carr in July 2021 as a material inducement to accept employment as Calyxt’s President and Chief Executive Officer.

The Inducement Plan mirrors the Omnibus Plan with regard to impacts of a dissolution or liquidation of Calyxt or a triggering event. Mr. Carr’s award agreement under the Inducement Plan provides that in the event of a triggering event (as defined in the Inducement Plan) during the performance period, 25 percent of the total Calyxt PSUs will immediately vest to the extent not already vested.

The table below quantifies the payments and benefits potentially payable to each Calyxt NEO upon a change in control or certain employment terminations as described above, assuming a termination date of December 31, 2022 and a fair market value of a share of Class A Common Stock of $0.14, which is the average closing price per share of Calyxt Common Stock on Nasdaq over the last five trading days in the period ending December 31, 2022.

Name	Death/ Disability ($)	Retirement ($)	Change of Control Without Termination ($)	Qualifying Termination (no Change in Control) ($)	Qualifying Termination (in Connection with a Change of Control)
Michael A. Carr
Cash Severance	—	—	—	1,000,000	1,500,000
Equity Payout	—	—	63,747	—	105,887
Other Benefits	50,000	—	—	33,133	33,133

TOTAL	50,000	—	63,747	1,033,133	1,639,020

William F. Koschak
Cash Severance	—	—	—	493,000	493,000
Equity Payout	—	—	22,110	—	46,438
Other Benefits	50,000	—	—	25,829	25,829

TOTAL	50,000	—	22,110	518,829	565,267

Travis Frey, Ph.D.
Cash Severance	—	—	—	435,000	435,000
Equity Payout	—	—	21,583	—	44,331
Other Benefits	50,000	—	—	16,567	16,567

TOTAL	50,000	—	21,583	451,567	495,898

Debra Frimerman
Cash Severance	—	—	—	449,400	449,400
Equity Payout	—	—	21,459	—	43,836
Other Benefits	50,000	—	—	—	—

TOTAL	50,000	—	21,459	449,400	493,236

Chief Executive Officer Pay Ratio

For the fiscal year ending December 31, 2022, the ratio of the annual total compensation of Mr. Carr, Calyxt’s Chief Executive Officer (“CEO Compensation”), to the median of the annual total compensation of all of Calyxt’s employees and those of Calyxt’s consolidated subsidiaries other than Calyxt’s Chief Executive Officer (“Median Annual Compensation”) was 17.3 to 1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K using the data and assumptions summarized below. In this summary, Calyxt refers to the employee who received such Median Annual Compensation as the “Median Employee.” For purposes of this disclosure, the date used to identify the Median Employee was December 31, 2022 (the “Determination Date”).

CEO Compensation for purposes of this disclosure was $1,514,006 and matches the total compensation reported for Mr. Carr under the Summary Compensation Table for the 2022 fiscal year. For purposes of this disclosure, Median Annual Compensation was $87,763, and was calculated by totaling for Median Employee all applicable elements of compensation for the 2022 fiscal year in accordance with Item 402(c)(2)(x) of Regulation S-K.

To identify the Median Employee, Calyxt first determined its employee population as of the Determination Date. Calyxt had 48 employees, representing all full-time, part-time, seasonal and temporary employees of Calyxt and its consolidated subsidiaries as of the Determination Date. Calyxt then measured compensation for the period beginning on January 1, 2022 and ending on December 31, 2022 for these employees. This compensation measurement was calculated by totaling, for each employee, W-2 compensation as shown in Calyxt’s payroll and human resources records for fiscal year 2022.

Director Compensation

The following table sets forth the amount of compensation Calyxt paid to its directors during Calyxt’s fiscal year 2022. The Calyxt Board had determined there will be no cash stipends paid for Calyxt Board service in 2022. Directors also receive equity compensation upon joining the Calyxt Board and each year for their service. Directors received grants of stock options in 2022 for service in amounts determined by the Calyxt Board. Mr. Arthaud elected not to receive compensation for his Calyxt Board service during 2022. Mr. Carr does not receive any additional compensation for his Calyxt Board service.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	All Other Compensation ($)	Total ($)
Laurent Arthaud	—	—	—	—	—
Michael A. Carr(3)	—	—	—	—	—
Philippe Dumont(4)	—	—	7,430	—	7,430
Jonathan B. Fassberg(4)	—	—	7,430	—	7,430
Anna Ewa Kozicz-Stankiewicz(5)	—	—	7,930	—	7,930
Kimberly K. Nelson(6)	—	—	8,429	—	8,429
Christopher J. Neugent(7)	—	—	8,271	—	8,271
Yves J. Ribeill, Ph.D.(8)	—	—	10,725	—	10,725

(1)	No Calyxt RSU awards were granted to Calyxt’s non-employee directors in 2022. As of December 31, 2022, Mr. Fassberg held 5,880 Calyxt RSUs and Mr. Neugent held 5,880 Calyxt RSUs.
(2)

This column reflects the fair value of stock options granted in 2022 based on their grant date fair value calculated in accordance with FASB ASC Topic 718. As of December 31, 2022, Calyxt’s directors held stock options for the following number of shares of Calyxt Common Stock: (i) Mr. Dumont, 84,891 shares, (ii) Mr. Fassberg, 82,391 shares, (iii) Ms. Kozicz, 87,061 shares, (iv) Ms. Nelson, 114,831 shares, (v) Mr. Neugent, 92,708 shares, and (vi) Dr. Ribeill, 269,991 shares.

(3)	For Mr. Carr’s share information, see “—Summary Compensation Table” above.
(4)	Mr. Dumont and Mr. Fassberg were granted options to purchase 32,700 shares of Calyxt Common Stock on June 13, 2022.
(5)	Ms. Kozicz was granted options to purchase 34,900 shares of Calyxt Common Stock on June 13, 2022.
(6)	Ms. Nelson was granted options to purchase 37,100 shares of Calyxt Common Stock on June 13, 2022.
(7)	Mr. Neugent was granted options to purchase 36,400 shares of Calyxt Common Stock on June 13, 2022.
(8)	Dr. Ribeill was granted options to purchase 47,200 shares of Calyxt Common Stock on June 13, 2022.

Compensation Committee Interlocks and Insider Participation

During 2022, the following directors served as a member of Calyxt, Inc.’s Compensation Committee: Mr. Arthaud, Mr. Dumont, Mr. Neugent (chair), and Dr. Ribeill. During 2022, no member of Calyxt’s Compensation Committee was an officer or employee of Calyxt. Other than Dr. Ribeill, no member of Calyxt, Inc.’s Compensation Committee was formerly an officer of Calyxt, Inc. Dr. Ribeill served as Calyxt, Inc.’s interim Chief Executive Officer from August 2018 until October 2018 and as Executive Chair from February 2021 until August 2021. During 2022, none of Calyxt, Inc.’s executive officers served as a member of the Compensation Committee (or other committee performing similar functions) or as a director of any other entity of which an executive officer served on the Calyxt Board or its Compensation Committee. None of the directors who served on Calyxt, Inc.’s Compensation Committee during 2022 has any relationship requiring disclosure under this caption under SEC rules.

CIBUS GLOBAL EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth total compensation for the years ended December 31, 2022 and December 31, 2021, as applicable, for each person who served as a Cibus Global principal executive officer during 2022, as well as the two other most highly compensated executive officers of Cibus Global in 2022 (“Cibus NEOs”).

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Award ($)(3)	All Other Compensation ($)(4)	Total ($)
Rory Riggs	2022	500,000	—	—	23,617	523,617
Chief Executive Officer	2021	125,000	—	3,611,675	6,605	3,743,280
Peter Beetham, Ph.D.	2022	408,338	50,000	324,142	16,433	798,913
President & Chief Operating Officer	2021	400,005	—	149,512	16,055	565,572
Wade King, M.D.	2022	306,270	37,500	416,754	8,238	768,762
Chief Financial Officer	2021	300,020	—	226,233	8,050	534,303

(1)

Amounts in this column for Rory Riggs represent his deferred salary. For more information, see the section of this proxy statement/prospectus entitled “The Mergers—Interests of Cibus Global Directors and Executive Officers in the Mergers.”

(2)

Amounts in this column represent a one-time bonus for Drs. Beetham and King pursuant to their respective employment agreements providing a bonus upon closing a private placement of securities of gross proceeds of $50,000,000 or more.

(3)

Each of the Cibus NEOs received, as incentive compensation, certain Cibus PIU awards in 2021 and 2022. A description of these awards may be found in the footnotes and the narrative following the “Outstanding Equity Awards at Fiscal Year-End” table. Despite the fact that the awards that are intended to constitute profits interests and do not require the payment of an exercise price, Cibus Global believes that they are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” Amounts disclosed in this column reflect a grant date fair value of the Cibus PIUs in accordance with FASB ASC Topic 718, but with respect to such award, Cibus Global recognizes share-based compensation equal to the difference between the grant date fair value and $0.01, which is the amount per share paid by each Cibus NEO. Assumptions used to calculate the grant date values are described within the notes to Cibus Global’s consolidated financial statements included elsewhere in this prospectus.

(4)	Amounts reflected within the “All Other Compensation” column are comprised of the following amounts:

Name	Year	Insurance Premiums ($)(1)	Director Compensation ($)(2)	Total ($)
Rory Riggs	2022	23,617	—	23,617
	2021	—	6,605	6,605
Peter Beetham, Ph.D.	2022	16,433	—	16,433
	2021	16,055	—	16,055
Wade King, M.D.	2022	8,238	—	8,238
	2021	8,050	—	8,050

(1)	The amount in this column reflects the cost of health, dental, life and long-term disability insurance policy premiums that Cibus Global incurred during the applicable fiscal years.
(2)

The amount in this column reflects the grant date fair value of Cibus PIUs, determined in accordance with FASB ASC Topic 718, paid to Mr. Riggs for service on the Cibus Board for 9 months of service prior to being appointed Chief Executive Officer of Cibus.

Narrative Disclosure to Summary Compensation Table

The primary elements of compensation for the Cibus NEOs are base salary and equity compensation awards. The Cibus NEOs also participate in employee benefit plans and programs that Cibus Global offers to its other full-time employees on the same basis.

Base Salaries

Cibus Global pays its NEOs a base salary to compensate them for the satisfactory performance of services rendered to Cibus Global. The base salary payable to each Cibus NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. Base salaries for Cibus NEOs have generally been set at levels deemed necessary to attract and retain individuals with superior talent. For 2021 and 2022, until December 2, 2022, Dr. Beetham received an annual base salary of $400,005 and Dr. King received an annual base salary of $300,020. On December 2, 2022, Dr. Beetham received a base salary increase of $100,000 and Dr. King received a base salary increase of $75,000, in each case pursuant to their employment agreements. For 2021 and 2022, Mr. Riggs earned an annual base salary of $500,000.

Equity Compensation

Cibus Global has granted equity awards to its employees, including the Cibus NEOs, as the long-term incentive component of Cibus Global’s compensation program. Historically, the Cibus Board has, for incentive purposes, granted Cibus PIUs on an annual basis to key employees as it has determined appropriate to motivate, retain or reward such employees, and such grants have been made pursuant to the terms of a restricted unit plan, restricted unit purchase agreements and the Cibus Global Amended and Restated Memorandum of Association and Articles of Association, as currently in effect. These Cibus PIUs entitle the holder to participate in Cibus Global’s future appreciation from and after the date of grant of the applicable Cibus PIU.

Cibus PIUs granted to Cibus NEOs are typically subject to time-based vesting conditions and are subject to accelerated vesting in the event of a change of control, as defined in the applicable award agreement, provided that the Cibus NEO continues to provide services immediately prior to the consummation of such change of control. Refer to the “Outstanding Equity Awards at Fiscal Year End” table below for a description of the vesting terms that apply to these awards.

Retirement, Health, Welfare and Additional Benefits

Cibus NEOs are eligible to participate in Cibus Global’s employee benefit plans and programs, including medical and dental benefits and flexible spending accounts, to the same extent as Cibus Global’s other full-time employees, subject to the terms and eligibility requirements of those plans. Cibus Global also sponsors a 401(k) defined contribution plan in which Cibus NEOs may participate, subject to limits imposed by the Code, to the same extent as Cibus Global’s other full-time employees. Currently, Cibus Global does not match any of the contributions made by participants to the 401(k) plan.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information with respect to outstanding Cibus PIUs for each of the Cibus NEOs as of December 31, 2022. The table reflects both vested and unvested Cibus PIUs. The Cibus PIUs are subject to time-based vesting and to an additional requirement that a minimum valuation threshold be met before the holder of the Cibus PIU is entitled to a distribution in respect of such award.

At the effective time of the Cibus Merger, each Cibus PIU will, (a) to the extent not a “restricted unit” (under the award agreements and governing documents applicable to such Cibus PIU), be automatically cancelled and converted into the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule and (b) to the extent a “restricted unit” (i.e., an unvested unit), be automatically cancelled and converted into the right to receive the number of restricted shares of Class A Common Stock pursuant to a Calyxt, Inc. stock plan, as set forth on the Allocation Schedule and subject to the same vesting schedule as was applicable to such Cibus PIU prior to the Closing.

	Option Awards
Name	Date of Grant of Options(1)	Number of Securities Underlying Unexercised Options (#) Exercisable(2)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Option Exercise Price ($)(3)	Option Expiration Date
Peter Beetham, Ph.D.	8/4/2008	75,000	—	0.49	—
	4/30/2013	5,000	—	0.49	—
	11/30/2013	30,000	—	0.49	—
	2/1/2010	20,000	—	0.49	—
	5/1/2011	30,000	—	0.49	—
	12/31/2015	101,200	—	0.49	—
	12/31/2015	25,000	—	0.49	—
	4/30/2013	66,662	—	0.49	—
	11/30/2013	271,700	—	0.49	—
	12/31/2015	558,392	—	0.49	—
	4/30/2016	270,271	—	0.49	—
	5/8/2017	300,000	—	0.49	—
	5/8/2017	1,200,000	—	0.49	—
	9/24/2018	700,000	—	1.25	—
	9/24/2018	100,000	—	1.25	—
	12/16/2019	18,750	6,250	1.25	—
	3/31/2021	824,034	1,059,460	1.25	—
	12/31/2022	—	700,000	2.00	—
Wade King, M.D.	3/15/2021	831,256	1,068,744	1.25	—
	3/31/2021	415,628	534,372	1.25	—
	12/31/2022	—	900,000	2.00	—
Rory Riggs	1/1/2015	100,000	—	0.49	—
	12/31/2015	185,000	—	0.49	—
	12/31/2013	7,140	—	0.49	—
	6/30/2016	54,054	—	0.49	—
	4/21/2017	66,667	—	0.49	—
	4/21/2017	121,384	—	0.49	—
	4/21/2017	204,081	—	0.49	—
	4/30/2013	74,774	—	0.49	—
	11/30/2013	90,100	—	0.49	—
	12/31/2013	12,793	—	0.49	—
	9/24/2018	56,498	—	1.25	—
	4/30/2021	304,612	—	1.25	—
	4/30/2021	101,351	—	1.25	—
	10/4/2021(4)	—	3,766,988	1.25	—
	10/4/2021	1,098,705	2,668,283	1.25	—

(1)

These awards vest with respect to 25% of the Cibus PIUs on the one year anniversary of the date of grant and with respect to the remainder of the Cibus PIUs in monthly installments until fully vested on the fourth anniversary of the date of grant, subject to the Cibus NEO’s continued employment through each vesting date. These awards are subject to accelerated vesting upon a change of control, provided that the Cibus NEO continues to provide services immediately prior to the consummation of such change of control.

(2)

These Cibus PIUs do not require the payment of an exercise price, but rather entitle the holder to participate in Cibus Global’s future appreciation from and after the date of grant of the applicable Cibus PIUs. Despite the fact that the Cibus PIUs do not require the payment of an exercise price, for purposes of this table, Cibus Global believes the Cibus PIUs are most similar economically to stock options and are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” Awards reflected as “Unexercisable” are Cibus PIUs that have not yet vested. Awards reflected as “Exercisable” are Cibus PIUs that have vested. For a description of how and when the Cibus PIUs could become vested and when such awards could begin to receive payments, please read footnotes (1) and (4).

(3)

The Cibus PIUs do not have an “exercise price” in the same sense that a true stock option award would have an exercise price. Each Cibus PIUs award does have a “value threshold” associated with the award. Each Cibus PIUs award entitles the holder to receive distributions only if the aggregate distributions made by Cibus Global in respect of each common unit issued and outstanding on or prior to the date of the grant of the Cibus PIUs exceeds a specified amount, the value threshold. The value threshold is set at the time of grant and represents the estimated fair value of a common unit on the date of grant. The figure reflected in this column is the value threshold assigned to each Cibus PIUs award.

(4)	This award vests upon Cibus Global becoming a public company with its shares listed on a major exchange.

Additional Narrative Disclosure Relating to Cibus PIUs

Each of the Cibus NEOs has received certain non-voting Cibus PIUs, pursuant to a restricted unit plan and restricted unit purchase agreements. A Cibus PIUs award has a $0 value at the time of grant for tax purposes, which provides the award holder with value only if and when the company grows in value following the grant date of the award. If Cibus Global makes periodic cash distributions or there is a liquidation or termination event, the holders of Cibus PIUs are eligible to receive cash distributions in accordance with the terms of the Cibus Global Amended and Restated Memorandum of Association and Articles of Association as currently in effect. Pursuant to each restricted unit purchase agreement issued under the applicable restricted unit plan, each Cibus NEO paid an amount equal to $0.01 per each unit received (the par value for such non-voting common unit) on the date of grant. In addition, the Cibus NEO’s Cibus PIUs generally vest with respect to 25% of the Cibus PIUs on the one year anniversary of the date of grant and with respect to the remainder of the Cibus PIUs in monthly installments until fully vested on the fourth anniversary of the date of grant, subject to the Cibus NEO’s continued employment through each vesting date. Furthermore, the Cibus PIUs vest in full upon a change of control, provided that the Cibus NEO continues to provide services immediately prior to the consummation of such change of control. In addition, except with respect to certain grants made on December 31, 2015, the Cibus PIUs are generally subject to Cibus Global’s right of repurchase, pursuant to which, if a grantee ceases to provide continuous services to Cibus Global or its subsidiaries for any reason, Cibus Global, or its assigns, may exercise its right of repurchase with respect to all of the Cibus PIUs subject to the agreement within 90 days after such termination of continuous service. If the Cibus PIUs have not vested, or become exercisable, as of the grantee’s termination of service, Cibus Global will pay the grantee an amount equal to the par value per Cibus PIU. If the Cibus PIUs have vested, or become exercisable, as of the grantee’s termination of service, Cibus Global will pay fair market value, as determined by Cibus Global in good faith, for each Cibus PIU. Notwithstanding the foregoing regarding the repurchase prices, if the grantee is terminated for cause (as defined therein), Cibus Global will pay the lesser of the par value per Cibus PIU or the fair market value, regardless if all or any portion of the Cibus PIUs have vested.

Employment Agreements

Cibus Global has entered into employment agreements with each of Rory Riggs, Peter Beetham, Ph.D., and Wade King, M.D. (each, an “Employment Agreement,” and collectively, the “Employment Agreements”). The material terms of the Employment Agreements are summarized below.

Position and Employment Term. During their respective terms of employment, Mr. Riggs will serve as Cibus Global’s Chief Executive Officer, Dr. Beetham will serve as Cibus Global’s President and Chief Operating

Officer, and Dr. King will serve as Cibus Global’s Chief Financial Officer. Mr. Riggs and Dr. Beetham also serve as members of the Cibus Board. Unless earlier terminated in accordance with the terms of their respective Employment Agreement, the initial term of employment for Dr. Beetham is four years after the Effective Date and for Dr. King and Mr. Riggs one year after the Effective Date or one year after Cibus becomes a public company, each subject to automatic one-year extensions unless either party provides written notice of termination not less than 30 days (for Dr. Beetham) or 60 days (for Dr. King and Mr. Riggs) prior to the date of the expiration of the then-current term.

Base Salary, Annual Bonus, and Benefits. The Employment Agreements provide for annual base salaries of $500,000, $400,000, and $300,000 (each, as may be adjusted from time to time in Cibus Global’s sole discretion, their “Base Salary”), respectively, for Mr. Riggs and Drs. Beetham and King. The base salary for Mr. Riggs is payable upon Cibus becoming a public company with its shares listed on a major stock exchange. In addition, subject to the adoption of an executive bonus plan by the Cibus Board, Dr. Beetham will be eligible to receive an annual bonus. Additionally, in the event Cibus becomes a public company Mr. Riggs and Dr. King will be eligible to receive an annual bonus. Further, Dr. Beetham will be eligible to receive equity compensation awards pursuant to applicable equity compensation plans and related award agreements adopted by the Cibus Board and Mr. Riggs and Dr. King were awarded equity compensation pursuant to their Employment Agreements. Each executive is also eligible to participate in employee benefit plans, such as pension, profit sharing and other retirement plans, incentive compensation plans, group health, hospitalization, disability and other insurance plans, and other employee welfare plans, in each case in accordance with the employee benefit plans established by Cibus Global, and as may be amended from time to time in Cibus Global’s sole discretion.

Success Bonus. The Employment Agreement for Drs. Beetham and King provide that upon (i) Cibus becoming a public company with its shares listed on a major exchange or (ii) closing a private placement of securities of gross proceeds of $50,000,000 or more, Drs. Beetham and King are entitled to receive (a) an increase in their base salary and (b) an immediate cash bonus equal to 50% of the base salary increase. Dr. Beetham’s salary increase will be equal to the greater of $100,000 or an amount equal to 50% of the difference between his current base salary of $400,000 and the comparable base salary of presidents of peer public companies comparable to Cibus. Dr. King’s salary increase will be equal to the greater of $75,000 or an amount equal to 50% of the difference between his current base salary of $300,000 and the comparable base salary of presidents of peer public companies comparable to Cibus. Under the agreements, the Compensation Committee of the Cibus Board has the discretion to determine the amount of the comparable base salary of presidents of peer public companies but has not yet made that determination. Cibus achieved prong (ii) above in December 2022.

Equity Acceleration. Pursuant to Mr. Riggs Employment Agreement, upon Cibus becoming a public company with its shares listed on a major exchange 3,766,988 of his Cibus PIUs will vest.

Restrictive Covenants. Mr. Riggs and Drs. Beetham and King will not, without Cibus Global’s prior written consent, during the term of their Employment Agreement: (i) be employed elsewhere; (ii) engage, directly or indirectly, in any other business activity (whether or not pursued for pecuniary advantage) that might interfere with their duties and responsibilities described in their Employment Agreement or create a conflict of interest with Cibus Global; or (iii) acquire any interest of any type in any other business which is in competition with Cibus Global. Notwithstanding the foregoing, nothing will prohibit Drs. Beetham and King from acquiring, solely as an investment, up to 5% of the outstanding equity interests of any publicly-held company. The executives are also prohibited from soliciting employees of Cibus Global during their employment and for a period of 12 months after termination for any reason.

Payments Upon Termination. The employment of Mr. Riggs and Drs. Beetham and King is “at will” at all times and can be terminated by Cibus Global or the executive without advance notice, for any or no reason. The Employment Agreements provide executives with certain rights in connection with a termination of employment. All payments of Base Salary in connection with severance shall be made according to Cibus Global’s normal payroll practices, less applicable withholdings and any remuneration paid to such executive during each applicable payroll period because of the executive’s employment or self-employment during such period.

Upon termination of employment due to death or disability, the executive is eligible to receive any accrued and unpaid compensation through the date of termination.

Upon a termination by Cibus Global without cause or by the executive for good reason, Drs. Beetham and King, as applicable, will be eligible to receive severance consisting of (i) their Base Salary for 18 months (the “Severance Period”) and (ii) if the executive qualifies for and timely completes all documentation necessary to continue health insurance coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act (“COBRA”), the applicable COBRA premiums for the executive and his dependents, during the Severance Period (the “Severance Benefits”). Cibus Global’s obligation to pay COBRA premiums will cease upon (x) a determination that such payments would violate applicable law, (y) the applicable executive or his dependents ceasing to be eligible for COBRA coverage, or (z) the executive obtaining subsequent employment through which the executive is eligible to obtain substantially equivalent or better health insurance (the “COBRA Conditions”).

Upon a termination by Cibus Global without cause Mr. Riggs will be eligible to receive severance consisting of, if he qualifies for and timely completes all documentation necessary to continue health insurance coverage pursuant to COBRA, the applicable COBRA premiums for Mr. Riggs and his dependents for 18 months, provided that Cibus Global’s obligation to pay COBRA premiums will cease upon the occurrence of any of the COBRA Conditions.

Upon a termination in connection with a change in control without cause, or termination by an executive in connection with a change in control for good reason, Drs. Beetham and King will be eligible to receive (i) their Base Salary for 24 months (such period, the “Change In Control Severance Period”); and (ii) payment of a lump sum equal to the target annual bonus which such executive is eligible to receive for the year in which the termination occurs less applicable withholdings; and (iii) if such executive qualifies for and timely completes all documentation necessary to continue health insurance coverage pursuant to COBRA, COBRA premiums for such executive and his dependents for up to the end of the Change In Control Severance Period (“Change In Control Severance Benefits”). In addition, any and all unvested stock options and any other unvested equity in Cibus Global held by such executive will become fully vested upon the employment termination date. Cibus Global’s obligation to pay COBRA premiums will cease upon the occurrence of any of the COBRA Conditions.

Pursuant to the Employment Agreements, an executive’s eligibility to receive the Severance Benefits or the Change In Control Severance Benefits is conditioned on execution of a release by the executive, which becomes irrevocable by its terms within 55 calendar days following the date of the executive’s termination.

Upon termination by Cibus Global for cause or termination by the executive without good reason, all obligations of Cibus Global under the respective Employment Agreement cease, except that the executive is eligible to receive any accrued and unpaid compensation through the date of termination.

For purposes of the Employment Agreements, “cause” means the executive has (i) engaged in a material act of misconduct, including but not limited to misappropriation of trade secrets, fraud, or embezzlement; (ii) committed a crime involving dishonesty, breach of trust, or physical harm to any person; (iii) breached the Employment Agreement; (iv) refused to implement or follow a lawful policy or directive of Cibus Global; (v) engaged in misfeasance or malfeasance demonstrated by the executive’s failure to perform his job duties diligently and/or professionally; or (vi) violated a Cibus Global policy or procedure which is materially injurious to Cibus Global, including violation of Cibus Global’s policy concerning sexual harassment, discrimination or retaliation.

For purposes of the Employment Agreements, “good reason” means: (i) a material breach of the Employment Agreement by Cibus Global; or (ii) a material adverse change in the executive’s position, duties, authority or responsibilities. A termination shall only be for good reason if (x) the executive provides written notice to Cibus Global of the good reason within thirty (30) days of the event constituting the good reason and provides Cibus Global with a period of 30 days to cure the event constituting the good reason, (y) Cibus Global fails to cure the good reason within the applicable 30 day period, and (z) the executive terminates their employment with Cibus Global within 90 days of the event constituting the good reason.

For purposes of the Employment Agreements, “change in control” means the sale of Cibus Global or the sale of all or substantially all of Cibus Global’s assets, by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation, but excluding any merger effected exclusively for the purpose of changing the domicile of Cibus Global), after which Cibus Global’s stockholders of record as constituted immediately prior to such acquisition will, immediately after such acquisition, hold less than 50% of the voting power of the surviving or acquiring entity.

For purposes of the Employment Agreements, termination of the executive’s employment will be “in connection with a change in control” when it occurs within 90 days before a change in control or within 12 months after a change in control.

Cibus Global Director Compensation

Cibus Global pays its directors annual retainer fees for their participation on the Cibus Board. The chairperson and vice chairperson of the Cibus Board each receives $100,000 per year for his services and all other directors receive $60,000 per year. The directors may elect to receive such fees in cash, in Cibus PIUs or a combination of the two. Cibus Global pays fees in cash on a monthly basis and issues Cibus PIUs once a year. The following table sets forth the amount of compensation Cibus Global paid to the members of the Cibus Board during its fiscal year 2022.

Name(1)	Fees Earned or Paid in Cash ($)(2)		Option Awards ($)(3)	Total ($)
Mark Finn	—		21,958	21,958
Jean-Pierre Lehmann	—		21,958	21,958
Gerhard Prante, Ph.D.	50,000		18,299	68,299
Alain Pompidou, Ph.D.	30,000	(4)	12,809	42,809
Eugene Linden	—		21,958	21,958
Mark Lu	60,000		—	60,000
Keith Walker, Ph.D.	—		21,958	21,958

(1)

Rory Riggs and Peter Beetham each serve on the Cibus Board, but are not included for purposes of this table because they do not receive additional compensation for serving on the Cibus Board. All compensation provided to Mr. Riggs and Dr. Beetham is fully reflected in the Summary Compensation Table included earlier in this prospectus.

(2)	Represents annual retainer fees that each director elected to receive in cash.
(3)

Six of Cibus Global’s directors received, for incentive purposes, Cibus PIUs. Despite the fact that Cibus PIUs do not require the payment of an exercise price, Cibus Global believes that they are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K as an instrument with an “option-like feature.” Amounts disclosed in this column reflect a grant date fair value of the Cibus PIUs in accordance with FASB ASC Topic 718, but with respect to such shares, Cibus Global recognizes share-based compensation equal to the difference between the grant date fair value and $0.01, which is the amount per share paid by each director. Assumptions used to calculate the grant date values are described within the notes to Cibus Global’s financial statements included elsewhere in this prospectus. These awards were fully vested on their date of grant. As of December 31, 2022, Messrs. Finn, Lehmann, Prante, Pompidou, Linden, Lu, and Walker held an aggregate of 1,064,029, 796,716, 1,133,485, 478,921, 983,805, 125,906 and 1,161,441 Cibus PIUs, respectively. All of these outstanding awards were “exercisable” as of December 31, 2022.

(4)	These fees owed to Dr. Pompidou were paid in fully vested Cibus PIUs in January 2023.

Both the amount of the retainer fees paid in 2022 and the directors’ elections regarding the form of payment of their fees remained unchanged as of the date of this prospectus. As a result, at least until the registration statement becomes effective, each of the directors will receive the same amount of cash fees set forth in the table above.

Following the Closing of the Transactions, Cibus, Inc. will be the managing member of Cibus Global. At the effective time of the Cibus Merger, each Cibus PIU will, (a) to the extent not a “restricted unit” (under the award agreements and governing documents applicable to such Cibus PIU), be automatically cancelled and converted into the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule and (b) to the extent a “restricted unit” (or an unvested unit), be automatically cancelled and converted into the right to receive the number of restricted shares of Class A Common Stock pursuant to a Calyxt, Inc. stock plan, as set forth on the Allocation Schedule and subject to the same vesting schedule as was applicable to such Cibus PIU prior to the Closing.

Equity-Based Awards

Cibus Global believes its ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of Cibus Global’s personnel with the financial interests of Cibus Global’s stockholders. In addition, Cibus Global believes that its ability to grant equity-based awards helps Cibus Global to attract and retain top talent, and encourages them to drive performance to promote the success of Cibus Global’s business.

2016 Restricted Unit Plan

Cibus Global’s 2016 Amended and Restated Restricted Units Plan, effective as of May 10, 2019, is administered by the Cibus Board. It authorizes the Cibus Board to issue non-voting Common Units to officers, directors, employees, executives, consultants, advisors or other similar service providers of Cibus Global’s company or any of Cibus Global’s subsidiaries. The Cibus Board, in its sole discretion, may convert all or any portion of the non-voting Common Units into voting restricted units.

The 2016 Amended and Restated Restricted Units Plan provides that all grants of Cibus PIUs under the plan must be made pursuant to a restricted unit purchase agreement. See “—Additional Narrative Disclosure Relating to Cibus PIUs” above for details regarding the material terms of the restricted units purchase agreement.

At the effective time of the Cibus Merger, all awards under the 2016 Amended and Restated Restricted Units Plan, will (a) to the extent no longer a “restricted unit” (under the award agreements and governing documents applicable to such Cibus PIU), be automatically cancelled and converted into the right to receive the number of shares of Class A Common Stock set forth on the Allocation Schedule and (b) to the extent a “restricted unit” (i.e., an unvested unit), be automatically cancelled and converted into the right to receive the number of restricted shares of Class A Common Stock pursuant to a Calyxt, Inc. stock plan, as set forth on the Allocation Schedule and subject to the same vesting schedule as was applicable to such Cibus PIUs prior to the Closing.

RELATED PARTY TRANSACTIONS OF DIRECTORS AND

EXECUTIVE OFFICERS OF THE COMBINED COMPANY

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Calyxt, Inc.’s and Cibus Global’s directors and executive officers, including those discussed in the sections entitled “Management Following the Transactions,” “Calyxt, Inc. Executive Compensation” and “Cibus Global Executive Compensation,” beginning on pages 284, 290 and 307, respectively, of this proxy statement/prospectus, the following is a description of each transaction occurring since January 1, 2020 and any currently proposed transactions in which:

•	either Calyxt, Inc. or Cibus Global was or is to be a participant;

•	the amounts involved exceeded or will exceed the lesser of $120,000 or 1% of the average of Calyxt, Inc.’s or Cibus Global’s total assets at year end for the last two completed fiscal years; and

•

any director, executive officer, holder of more than 5% of the voting securities of Calyxt, Inc., Cibus Global, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Calyxt, Inc. Transactions

Relationship with Cellectis

Prior to the completion of Calyxt, Inc.’s initial public offering, Calyxt, Inc. was a wholly owned subsidiary of Cellectis. As of March 31, 2023, Cellectis owned approximately 48.2% of Calyxt Common Stock.

On October 16, 2020, Cellectis purchased 1,250,000 shares of Calyxt Common Stock at a purchase price of $4.00 per share in a follow-on offering, for a value of $5,000,000. Cellectis purchased the shares on the same terms as the institutional investors who participated in the follow-on offering.

IPO Framework Documents

In connection with Calyxt, Inc.’s initial public offering, Calyxt, Inc. and Cellectis entered into certain agreements that relate to Calyxt, Inc.’s relationship with Cellectis and provide a framework for their ongoing relationship. The material agreements are filed as exhibits to Calyxt, Inc.’s Annual Report on Form 10-K filed with the SEC on March 3, 2022. The discussions below are qualified in their entirety by reference to the full text of such agreements.

Management Services Agreement

Calyxt, Inc. is party to a management services agreement dated January 1, 2016, with Cellectis and Cellectis, Inc., a wholly owned subsidiary of Cellectis, pursuant to which Cellectis and Cellectis, Inc. provide certain services to Calyxt, Inc., including certain general management, finance, investor relations, communication, legal, intellectual property, human resources and information technology services. In consideration for such services, Calyxt, Inc. pays certain fees, consisting of reimbursement of all costs and expenses reasonably incurred by Cellectis and Cellectis, Inc. in connection with the provision of such services, payment of a mark-up, ranging between zero and 10%, corresponding to a percentage of certain of the costs and expenses, and reimbursement of certain subcontracting costs and expenses.

Calyxt, Inc. made payments to Cellectis for services provided under the Management Services Agreement, which exclude direct re-invoicing and royalties paid to Cellectis, of $0.0 million during the year ended December 31, 2022, of a nominal amount during the year ended December 31, 2021 and of approximately $0.3 million during the year ended December 31, 2020.

Stockholders Agreement

As of March 31, 2023, Cellectis owned 48.2% of the Calyxt Common Stock. Pursuant to Calyxt, Inc.’s stockholders’ agreement, Cellectis had certain contractual rights for so long as it beneficially owned at least 50 percent of the then outstanding shares of Calyxt Common Stock, including approval rights over a significant number of key aspects of Calyxt, Inc.’s operations and management. In addition, though Cellectis’ rights are diminished compared to when Cellectis owned more than 50 percent of the then outstanding shares of Calyxt Common Stock, Cellectis continues to maintain certain significant rights, including a right to nominate a majority of the Calyxt Board, as long as it beneficially owns at least 15 percent of the then outstanding shares of Calyxt Common Stock. As a result, through the Closing, Cellectis has the power to control the direction of Calyxt, Inc.’s business, and the concentrated ownership of Calyxt Common Stock and the contractual rights described above may prevent stockholders from influencing significant decisions.

License Agreement with Cellectis

Through Calyxt, Inc.’s perpetual license agreement with Cellectis, Calyxt, Inc. has (i) access to intellectual property that broadly covers the use of engineered nucleases for plant gene editing, (ii) exclusive sublicense rights (subject to existing non-exclusive sublicenses to third parties) to intellectual property exclusively licensed to Cellectis from the University of Minnesota in the field of researching, developing, and commercializing agricultural and food products, and (iii) a non-exclusive license to use the TALEN trademark in connection with Calyxt, Inc.’s use of licensed products under the agreement. In consideration for the license from Cellectis, Calyxt, Inc. is required to pay to Cellectis, on a product-by-product and country-by-country basis, a royalty of three percent of net sales less certain items as defined, including costs for grain and seed of any products that are covered by the patents licensed from Cellectis. In addition, Calyxt, Inc. is required to pay Cellectis 30 percent of revenue Calyxt, Inc. receives for sublicensing Calyxt, Inc.’s rights under the agreement to third parties. Cibus Global’s payment obligations to Cellectis will expire upon the expiration of the last-to-expire valid claim of the patents licensed to Calyxt, Inc. by Cellectis.

Calyxt, Inc. incurred expenses related to the stated license agreements with Cellectis in the amounts of $0.2 million during the year ended December 31, 2022, $0.2 million during the year ended December 31, 2021 and $0.2 million during the year ended December 31, 2020.

See “The Merger Agreement—Amendment to the Cellectis License Agreement” and “Agreements Related to the Mergers—Support Agreements—Calyxt Support Agreements” for additional information on the relationship with Cellectis.

Lease Guarantee and Indemnification

Cellectis has guaranteed the lease agreement for Calyxt, Inc.’s headquarters. Cellectis’ guarantee of Calyxt, Inc.’s obligations under the lease will terminate at the end of the second consecutive calendar year in which Calyxt, Inc.’s tangible net worth exceeds $300 million. Calyxt, Inc. agreed to indemnify Cellectis for any obligations incurred by Cellectis under its guaranty of the obligations under the lease, effective upon Cellectis’ ownership falling to 50 percent or less of outstanding Calyxt Common Stock. This indemnification obligation was triggered in October 2022.

Indemnification Agreements

The Calyxt Board has adopted a policy to enter into indemnification agreements with each of its directors and officers. Such indemnification agreements and the Calyxt Certificate of Incorporation and Calyxt Bylaws will require Calyxt, Inc., subject to certain exceptions, to indemnify and hold harmless its directors and officers to the fullest extent permitted by Delaware Law.

Policy Concerning Related Person Transactions

Calyxt, Inc. maintains a written related person transaction approval policy, for the review of any transaction, arrangement, or relationship in which Calyxt, Inc. is a participant, if the amount involved exceeds $100,000 and one of Calyxt, Inc.’s executive officers, directors, director nominees, or beneficial holders of more than 5% of Calyxt, Inc.’s total equity (or their immediate family members), each of whom Calyxt, Inc. refers to as a related person, has a direct or indirect material interest. This policy was not in effect when Calyxt, Inc. entered into the management, stockholders, or license agreements with Cellectis described above.

Each of the agreements between Calyxt, Inc. and Cellectis that were entered into in connection with Calyxt, Inc.’s initial public offering, and any transactions contemplated thereby, were and will be deemed approved under and not subject to the terms of such policy. Any future amendment to such agreements would be subject to Calyxt, Inc.’s related person transaction approval policy. If a related person, other than Cellectis and its affiliates, proposes to enter into such a transaction, arrangement, or relationship, which Calyxt, Inc. refers to as a related person transaction, the related person must report the proposed related person transaction to the General Counsel, who will present the proposed related party transaction to the Audit Committee. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Audit Committee. If the proposed related person transaction involves related persons constituting a majority of the members of the Audit Committee, such review will be undertaken by the disinterested members of the Calyxt Board who are also independent directors (each such body, as applicable, referred to as the “Committee” for the purpose of this paragraph).

In approving or rejecting such proposed transactions, the Committee will be required to consider relevant facts and circumstances. The Committee will approve only those transactions that, considering known circumstances, are deemed to be in Calyxt, Inc.’s best interests. If any member of the Committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction; provided, however, that such Committee member may be counted in determining the presence of a quorum at the meeting of the Committee at which such transaction is considered. If Calyxt, Inc. becomes aware of an existing related person transaction which has not been approved under the policy, the matter will be referred to the Committee. The Committee will evaluate all options available, including ratification, revision, or termination of such transaction.

Cibus Global Transactions

Described below are transactions and series of similar transactions, during Cibus Global’s last three fiscal years to which Cibus Global was a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of Cibus Global’s directors, executive officers or beneficial holders of more than 5% of Cibus Global’s outstanding voting securities had or will have a direct or indirect material interest.

Other than as described below, there have not been, nor are there any currently proposed, transactions or series of similar transactions meeting this criteria to which Cibus Global has been or will be a party other than compensation arrangements, which are described where required under “Cibus Global Executive Compensation.”

Warrant Transfer and Exchange Agreement

In December 2014, Cibus Global entered into the Warrant Exchange Agreement with certain seller parties and Rory Riggs, as representative of the seller parties (the “seller representative”). In connection with two series of financings between November 2013 and December 2014, Cibus Global issued to certain investors (the “investors”) four tranches of warrants to purchase Cibus Series A Preferred Units (collectively, the “warrants”). The Warrant Exchange Agreement granted each investor the right to sell some or all of its respective warrants to

Cibus Global in exchange for an interest in certain future revenues of Cibus Global. The warrants were fully exchanged in 2014 and 2015.

The investors sold the warrants in exchange for ongoing quarterly payments (each, a “warrant purchase payment”) equal to a portion of Cibus Global’s aggregate amount of certain worldwide revenues (the “subject revenues”) received during such quarter. The aggregate portion payable to the investors each quarter is the product of the subject revenues and a percentage, which is capped at 10%. Subject revenues broadly includes all cash attributable to product sales, license fees, sublicense payments, distribution fees, milestones, maintenance payments, royalties and distributions to Cibus Global, subject to certain exceptions.

The warrant purchase payments are due to the investors within 45 calendar days after the end of each calendar quarter. Any payments made after such 45-day period are subject to a late fee of 4% over the prime rate. Warrant purchase payments will commence in the first quarter in which the aggregate subject revenues during any consecutive 12-month period equals or exceeds $50.0 million, at which point Cibus Global will be obligated to pay all aggregated but unpaid payments under the Warrant Exchange Agreement. Further, Cibus Global is subject to ongoing reporting requirements under the Warrant Exchange Agreement, including delivery to the seller representative of (i) an annual report following the end of each calendar year and (ii) copies of written notices or correspondence with any counterparty to an in-license relating to RTDS that could reasonably be expected to adversely affect the warrant purchase payments.

The Warrant Exchange Agreement has an initial term of 30 years following the date on which the first warrant purchase payment becomes due and payable. The investors have the option to renew the Warrant Exchange Agreement for an additional 30-year term after expiration of the initial term upon delivery by the seller representative of written notice to Cibus Global and payment of $100.

Payments to the investors under the Warrant Exchange Agreement are secured by a senior security interest in certain Cibus Global collateral pursuant to an Intellectual Property Security Agreement (the “IP Security Agreement”). See “—Intellectual Property Security Agreement.”

Investors entitled to payments, including through entities controlled by them, pursuant to the Warrant Exchange Agreement include the following directors and executive officers: Messrs. Linden, Prante, Riggs and Walker and Drs. Beetham and Gocal.

Intellectual Property Security Agreement

In connection with the Warrant Exchange Agreement, Cibus Global and certain related entities (collectively, the “grantors”) entered into the IP Security Agreement with the seller representative. Pursuant to the IP Security Agreement, the grantors granted the seller representative a continuing security interest in certain intellectual property of the grantors (the “collateral”) to secure the payment and performance of Cibus Global’s obligations under the Warrant Exchange Agreement. The collateral includes any and all of the grantors’ respective copyrights, patents, trademarks, trade secrets, claims for damages from infringement of any of the proceeding rights, licenses and all cash and non-cash proceeds and products of the foregoing.

No lien is permitted to exist on the collateral, except for permitted licenses in accordance with the Warrant Exchange Agreement, certain permitted liens and security interests subordinated to the security interests granted by the IP Security Agreement.

Series F Purchase Agreement

In connection with a private placement of securities which occurred in December 2022, Cibus Global received funding from both Rory Riggs and the Blockers established by entities advised or sub-advised by Fidelity Management & Research Company, pursuant to which Cibus Global issued (a) 2,500,000 Cibus Series F Preferred Units to Mr. Riggs and (b) an aggregate of 3,740,098 Cibus Series F Preferred Units to such Blockers established by entities advised or sub-advised by Fidelity Management & Research Company.

Series F Purchase Commitment

In January 2023, New Ventures Agtech Solutions, LLC, an entity affiliated with Rory Riggs, committed to purchase $50,000,000 of Cibus Series F Preferred Units, which commitment was conditioned upon the consummation of the Transactions.

Promissory Note; Pledge Agreement

In 2020, Rory Riggs advanced to Cibus Global an aggregate of $6.2 million in cash. In December 2020, Mr. Riggs elected to exercise certain warrants to purchase Cibus Series A Preferred Units by way of cancelling his prior advances and through Mr. Riggs and Cibus Global entering into a Promissory Note and Pledge Agreement in the original principal amount of $4,065,845.44. Cibus Global and Mr. Riggs entered into an amendment to the promissory note in March 2022 (collectively, the “Riggs Note”). The Riggs Note bears simple interest at the annual rate of 0.15% and is collateralized by the Cibus Series A Preferred Units purchased with the Riggs Note. The Riggs Note is payable by Mr. Riggs on the earlier of January 31, 2024 and ninety (90) days after any underwriter “lock-up” period applicable to Mr. Riggs after the date of the consummation of Cibus Global’s first underwritten public offering. It is expected that the Riggs Note will be satisfied at or prior to Closing.

RTDCCL License and Marketing Agreement

In 2012, certain of Cibus Global’s subsidiaries entered into a license and marketing agreement with RTDCCL under which Cibus develops and commercializes certain crop varieties that include traits produced using Cibus’proprietary technology and RTDCCL is obligated to make certain funding payments to Cibus. Mark Lu, a member of the Cibus Board, is affiliated with RTDCCL.

Cibus Non-Profit Foundation

During 2022, Cibus created the Cibus Charitable Foundation, Inc., a nonprofit legal entity referred to as the Cibus Foundation. As of the date of this proxy statement/prospectus, the Cibus Foundation has not received any donations or commenced operations. Cibus is obligated to make donations to the Cibus Foundation each fiscal year at a rate of 1.0% of all net royalty revenue in the applicable fiscal year that is equal to or greater than $100 million up to, and including, $1.0 billion, and then steps up to 2.0% in respect of any portion of such net royalty revenue in excess of $1.0 billion. For purposes of this calculation, “net royalty revenue” refers to all royalty payments received by Cibus, net of all taxes (other than income taxes) and all amounts payable pursuant to the Royalty Liability. The donation payable by Cibus may be reduced, including to zero, to the extent necessary to comply with any covenant or obligation in any instrument evidencing third-party indebtedness, to permit a financing to occur, to preclude undercapitalization, to satisfy working capital requirements or provide for strategic needs of Cibus, to ensure timely payment of Cibus’ liabilities and debts to third parties as they become due, or to comply with applicable law. Cibus has agreed not to enter any change of control transaction, unless the surviving entity assumes the obligation to pay such donations to the Cibus Foundation.

This obligation is contingent upon the Cibus Foundation obtaining and maintaining its status as a charitable organization (IRS 501c3 registration not yet achieved) and must use all donations received consistent with its Mission Statement: to drive sustainable agriculture and sustainable agricultural communities in the developing world.

Policy Concerning Related Person Transactions

Prior to the Closing, the Cibus Board will adopt a written policy, which Cibus refers to as the related person transaction approval policy, for the review of any transaction, arrangement or relationship in which Cibus is a participant, if the amount involved exceeds $120,000 and one of Cibus’ executive officers, directors, director nominees or beneficial holders of more than 5% of Cibus’ total equity (or their immediate family members), each of whom Cibus refers to as a related person, has a direct or indirect material interest. This policy was not in effect when Cibus entered into the transactions described above.

If a related person proposes to enter into such a transaction, arrangement or relationship, which Cibus refers to as a related person transaction, the related person must report the proposed related person transaction to the Audit Committee (for purposes of this section only, Cibus refers to the Audit Committee as the Committee). The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the Committee. In approving or rejecting such proposed transactions, the Committee will be required to consider relevant facts and circumstances. The Committee will approve only those transactions that, in light of known circumstances, are deemed to be in Cibus’ best interests. In the event that any member of the Committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction; provided, however, that such Committee member may be counted in determining the presence of a quorum at the meeting of the Committee at which such transaction is considered. If Cibus becomes aware of an existing related person transaction which has not been approved under the policy, the matter will be referred to the Committee. The Committee will evaluate all options available, including ratification, revision or termination of such transaction. In the event that management determines that it is impractical or undesirable to wait until a meeting of the Committee to consummate a related person transaction, the chair of the Committee may approve such transaction in accordance with the related person transaction approval policy. Any such approval must be reported to the Committee at its next regularly scheduled meeting.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information presents the combination of the historical financial statements of Calyxt, Inc. and the historical financial statements of Cibus Global, after giving effect to the Mergers, as further described in Note 1.

The following unaudited pro forma combined financial information gives effect to the transaction accounting adjustments, which consist of the Mergers, but does not give effect to the Reverse Stock Splits described elsewhere in this proxy statement/prospectus.

In the unaudited pro forma combined financial information, the Mergers have been accounted for as a business combination, using the acquisition method of accounting under U.S. GAAP where Calyxt, Inc. is considered the acquirer of Cibus Global for accounting purposes. For accounting purposes, the acquirer is the entity that has obtained control of another entity and, thus, consummated a business combination. The determination of whether control has been obtained begins with the evaluation of whether control should be evaluated under the variable interest or voting interest model pursuant to ASC Topic 810, Consolidation (“ASC 810”). If the acquiree is a variable interest entity, the primary beneficiary would be the accounting acquirer. Cibus Global meets the definition of a variable interest entity, and Calyxt, Inc., which will be the managing member, has been determined to be the primary beneficiary.

Under the acquisition method of accounting, the assets and liabilities associated of Cibus Global will be recorded at their estimated fair value as of the acquisition date. The excess of the purchase price over the estimated fair values of the net assets acquired, if applicable, will be recognized as goodwill. For purposes of the unaudited pro forma combined balance sheet, the purchase consideration has been allocated to the assets acquired and liabilities assumed of Cibus Global based upon management’s preliminary estimate of their fair values and are subject to change. Accordingly, the value of Cibus Global assets and liabilities recognized should be treated as preliminary values.

The unaudited pro forma combined balance sheet data as of December 31, 2022 assumes that the Mergers took place on December 31, 2022 and combines the Calyxt, Inc., and Cibus Global historical balance sheets as of December 31, 2022. The unaudited pro forma combined statement of operations data for the year ended December 31, 2022 gives effect to the Mergers as if they took place on January 1, 2022.

The historical financial statements of Calyxt, Inc. and Cibus Global have been adjusted to give pro forma effect to reflect the accounting for the transaction in accordance with U.S. GAAP. The adjustments presented on the unaudited pro forma combined financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of the Combined Company upon consummation of the Mergers.

The unaudited pro forma combined financial information is based on assumptions and adjustments that are described in the accompanying notes and is for illustrative purposes only. The unaudited pro forma combined financial information should not be relied upon as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the Combined Company will experience. The actual amounts recorded as of the completion of the Mergers may differ materially from the information presented in the unaudited pro forma combined financial information as a result of changes in timing of the Closing, as well as other changes in Cibus Global’s assets and liabilities that occur prior to the completion of the Mergers.

The unaudited pro forma combined financial information, including the notes thereto, should be read in conjunction with the separate historical consolidated financial statements of Calyxt, Inc. and Cibus Global and the sections of this proxy statement/prospectus titled “Cibus Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Calyxt Management’s Discussion and Analysis of Financial

Condition and Results of Operations.” Calyxt, Inc.’s audited historical consolidated financial statements as of and for the year ended December 31, 2022 are included elsewhere in this proxy statement/prospectus. Cibus Global’s audited consolidated financial statements as of and for the year ended December 31, 2022 are included elsewhere in this proxy statement/prospectus.

Unaudited Pro Forma Combined Balance Sheet

As of December 31, 2022

(in thousands)

	Calyxt, Inc.	Cibus Global	Transaction Accounting Adjustments	Note 6		Pro Forma Combined Total
Assets
Current assets:
Cash and cash equivalents	$3,427	$24,338	$—			$27,765
Restricted cash	99	—	—			99
Accounts receivable, net	—	67	—			67
Due from related parties, net	—	254	—			254
Prepaid expenses and other current assets	606	1,054	—			1,660

Total current assets	4,132	25,713	—			29,845
Land, buildings, and equipment	4,516	5,831	4,472	(h	)	14,819
Operating lease right-of-use-assets	13,615	11,146	—			24,761
Other non-current assets	158	493	—			651
Intangible assets, net	—	—	43,966	(h	)	43,966
Goodwill	—	—	330,424	(h	)	330,424

Total assets	$22,421	$43,183	$378,862			$444,466

Liabilities and shareholders’ equity (deficit)
Current liabilities:
Accounts payable	$340	$4,103	$—			$4,443
Accrued expenses	173	2,102	5,394	(a	)(f)	7,669
Accrued compensation	107	2,844	—			2,951
Due to related party	175	80	—			255
Notes payable, current portion	—	736	—			736
Current portion of financing lease obligations	97	150	—			247
Common stock warrants	291	—	—			291
Other current liabilities	479	4,670	—			5,149

Total current liabilities	1,662	14,685	5,394			21,741
Notes payable, net of current portion	—	670	—			670
Operating lease obligations	13,447	7,833	—			21,280
Financing lease obligations	—	87	—			87
Royalty liability - related parties	—	49,325	32,619			81,944
Other non-current liabilities	79	1,495	—			1,574

Total liabilities	15,188	74,095	38,013			127,296

Shareholders’ equity:
Series A preferred units	—	64,097	(64,097)	(i	)	—
Series B preferred units	—	54,710	(54,710)	(i	)	—
Series C preferred units	—	67,012	(67,012)	(i	)	—
Series D preferred units	—	54,195	(54,195)	(i	)	—
Series E preferred units	—	34,381	(34,381)	(i	)	—
Series F preferred units	—	52,810	(52,810)	(i	)	—
Voting common units	—	—	—			—
Nonvoting common units	—	1,278	(1,278)	(i	)	—
Common stock	5	—	90	(i	)	95
Common stock in treasury, at cost	(1,043)	—	—			(1,043)
Unit subscription receivable	—	(4,078)	4,078	(i	)	—
Additional paid-in capital	220,422	56,829	215,034	(i	)	492,285
Accumulated other comprehensive income (loss)	—	(8)	8	(i	)	—
Accumulated deficit	(212,151)	(412,138)	402,546	(i	)	(221,743)
Non-controlling interest	—	—	47,576	(i	)	47,576

Total shareholders’ equity (deficit)	7,233	(30,912)	340,849			317,170

Total liabilities and shareholders’ equity	$22,421	$43,183	$378,862			$444,466

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2022

(in thousands, except share and per share amounts)

	Calyxt, Inc.	Cibus Global	Transaction Accounting Adjustments	Note 6	Pro Forma Combined Total
Revenue
Collaboration and research	$—	$202	$—		$202
Collaboration and research - related party	—	908	—		908
Revenue	157	—	—		157

Total revenue	157	1,110	—		1,267

Operating expenses
Research and development	11,553	33,461	—		45,014
Selling, general and administrative	10,974	16,779	10,772	(a)(e)(f)(h)	38,525

Total operating expenses	22,527	50,240	10,772		83,539

Loss from operations	(22,370)	(49,130)	(10,772)		(82,272)
Interest income	—	(7)	—		(7)
Interest expense	87	291	—		378
Interest expense, royalty liability - related parties	—	6,073	—		6,073
Other (income) expense, net	(5,566)	66	—		(5,500)

Total other (income) expense, net	(5,479)	6,423	—		944

Net loss	$(16,891)	$(55,553)	$(10,772)		$(83,216)

Net loss attributable to non-controlling interest	—	—	(12,482)	(g)	(12,482)

Net loss attributable to combined company	$(16,891)	$(55,553)	$1,710		$(70,734)

Net loss per share attributable to common stockholders, basic and diluted	$(0.37)				$(0.07)

Weighted average common shares outstanding, basic and diluted	45,997,525		860,228,694	(d)	944,851,112

NOTES TO THE UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

1. Description of the Mergers

On January 13, 2023, Calyxt, Inc. and Merger Subsidiary entered into the Merger Agreement with Cibus Global and the Blockers. The Merger Agreement provides that, among other things and upon the terms and subject to the conditions set forth therein (including receipt of Calyxt Stockholder Approval and the Cibus and Blocker member approvals), at the Closing: (a) each of the Blockers will merge with and into Calyxt, Inc., in each case with the Blockers ceasing to exist and Calyxt, Inc. surviving each such Blocker Merger, (b) at the First Blocker Merger Effective Time, the Calyxt Bylaws will be amended and restated and the Calyxt Certificate of Incorporation will be amended and restated, and (c) following the Blocker Mergers, Merger Subsidiary will merge with and into Cibus Global, with Cibus Global as the surviving company and Merger Subsidiary ceasing to exist. As consideration for the Mergers, the equity holders of the Blockers and the Cibus Unitholders will receive the Merger Consideration. In connection with the Mergers, Cibus, Inc. will contribute all of its assets and liabilities to Cibus Global, as a contribution to the capital of Cibus Global, in exchange for Cibus Common Units, pursuant to the Contribution Agreement.

Upon adoption of the Amended Certificate of Incorporation, each share of Calyxt Common Stock existing and outstanding immediately prior to the First Blocker Merger Effective Time shall remain outstanding as a share of Class A Common Stock at the First Blocker Merger Effective Time without conversion or exchange.

At the applicable Blocker Merger Effective Time, the limited liability company interests of the Blocker being merged will be cancelled and converted into the right of the equityholders of the applicable Blocker to receive shares of Class A Common Stock corresponding to that Blocker Merger, in each case, as set forth in the Allocation Schedule, and as described in more detail in the section titled “The Merger Agreement—Merger Consideration” included elsewhere in this proxy statement/prospectus.

At the Cibus Merger Effective Time, all of the issued and outstanding Cibus Units, all Cibus Warrants and all options to purchase Cibus Units, will be cancelled (or, in the case of warrants, surrendered to Cibus, Inc. for exchange) and converted into the right to receive Class A Common Stock or Up-C Units, in each case as set forth in the Allocation Schedule, and as described in further detail in the section titled “The Merger Agreement—Merger Consideration” included elsewhere in this proxy statement/prospectus.

Immediately following the Cibus Merger, (i) each pre-Closing Cibus Unit and pre-Closing Cibus Warrant, in each case, held by Cibus, Inc. as a result of the Blocker Mergers will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, (ii) each pre-Closing Cibus Warrant held by Cibus, Inc. as a result of the warrant exchanges described in the description of the Merger Consideration will be converted or exchanged for a number of Cibus Common Units set forth in the Allocation Schedule, and (iii) Cibus will issue a number of Cibus Common Units to Cibus, Inc. in an amount equal to the sum of (A) the number of shares of Class A Common Stock issued to Cibus Unitholders as Cibus Merger Consideration and (B) the number of shares of Calyxt Common Stock outstanding immediately prior to the First Blocker Merger.

Following the Closing, the issuance of Merger Consideration and the issuance of Cibus Common Units discussed above, the Combined Company will be organized in an “Up-C” structure, with Cibus, Inc.’s only material assets consisting of Cibus Common Units. Upon the Closing, Calyxt Stockholders are expected to own approximately 5.0% of issued and outstanding Shares, on a Fully-Exchanged Basis, and Cibus Unitholders are expected to own approximately 95.0% of the issued and outstanding Shares, on a Fully-Exchanged Basis taking into consideration all dilutive equity instruments as of that date, in each case, subject to dilution in connection with any additional equity issued in the Continuing Series F Financing or the Potential Calyxt Financing, certain Calyxt RSU grants that Calyxt, Inc. is permitted to issue prior to Closing and outstanding options and warrants of Calyxt, Inc., which as of the mailing date of the accompanying proxy statement/prospectus are out-of-the-money.

Immediately following the Closing, all of the issued and outstanding Cibus Common Units will be held by Cibus, Inc. and the Electing Members (through their ownership of Up-C Units), with the exact ownership interest held by Cibus, Inc. and the Electing Members subject to the elections to be submitted by Top 99 Holders prior to the Closing. In connection with the Up-C structure, at Closing, (i) Cibus, Inc. and the Electing Members will become party to the Cibus Amended Operating Agreement, (ii) Cibus, Inc., Cibus Global and the Electing Members will enter into an Exchange Agreement, and (iii) Cibus, Inc. and the Electing Members will enter into a Registration Rights Agreement and a Tax Receivable Agreement. The Up-C Units will be exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the terms of the Exchange Agreement.

Tax Receivable Agreement

Upon the completion of the Transactions, Cibus, Inc. will enter into the Tax Receivable Agreement, pursuant to which Cibus, Inc. generally will be required to pay to the TRA Parties, in the aggregate, 85% of the net income tax savings that Cibus, Inc. actually realizes (or in certain circumstances, is deemed to realize) as a result of (i) certain favorable tax attributes we will acquire from the Blockers in the Blocker Mergers (including net operating losses), (ii) increases to Cibus, Inc.’s allocable share of the tax basis of Cibus Global’s assets resulting from future redemptions or exchanges of Cibus Common Units for shares of Class A Common Stock or cash, (iii) tax attributes resulting from certain payments made under the Tax Receivable Agreement and (iv) deductions in respect of interest under the Tax Receivable Agreement. The payment obligations under the Tax Receivable Agreement are Cibus, Inc.’s obligations and not obligations of Cibus Global.

Due to the uncertainty of sufficient projected taxable income of Cibus, Inc. to realize all tax benefits, the unaudited pro forma combined financial information does not assume that any TRA Party will become entitled to a payment under the Tax Receivable Agreement or that any post-Mergers Cibus equity holder will exchange post-Mergers Cibus Common Units. Therefore, no increases in tax basis in Cibus, Inc.’s assets have been reflected in the unaudited combined pro forma financial information, nor have any liabilities that Cibus may incur under the Tax Receivable Agreement.

Should Cibus, Inc. change its assessment of realizability of its tax attributes in future periods, resulting in expected cash tax savings, the arising Tax Receivable Agreement liability will be recorded at the exchange date against equity, or at a later point through income. Other remeasurements of the Tax Receivable Agreement liability (e.g., due to change in tax rates) will be recorded through income.

2. Basis of Presentation

The unaudited pro forma combined financial information was prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of Article 11 of Regulation S-X. The unaudited pro forma combined balance sheet as of December 31, 2022 was prepared using the historical consolidated balance sheets of Calyxt, Inc. and Cibus Global as of December 31, 2022. The unaudited pro forma combined statement of operations for the year ended December 31, 2022 was prepared using the historical consolidated statements of operations of Calyxt, Inc. and Cibus Global for the year ended December 31, 2022 and gives effect to the Mergers as if they occurred on January 1, 2022.

The unaudited pro forma combined financial information has been prepared using the acquisition method of accounting under U.S. GAAP. Calyxt, Inc. is deemed the accounting acquirer in the Mergers for accounting purposes and Cibus Global is treated as the accounting acquiree. For accounting purposes, the acquirer is the entity that has obtained control of another entity and, thus, consummated a business combination. The determination of whether control has been obtained begins with the evaluation of whether control should be evaluated under the variable interest or voting interest model pursuant to ASC 810. If the acquiree is a variable interest entity, the primary beneficiary would be the accounting acquirer. Cibus Global meets the definition of a variable interest entity and Calyxt, Inc., which will be the managing member, has been determined to be the primary beneficiary.

The application of acquisition accounting to Cibus Global is dependent upon other factors such as the share price of Calyxt, Inc. as well as certain valuations that have yet to progress to a stage where there is sufficient information for a definitive measurement. The Combined Company will complete the valuations upon completion of the Mergers and will finalize the purchase price allocation as soon as practicable within the measurement period, but in no event later than one year following the Closing. The assets and liabilities of Cibus Global and other pro forma adjustments have been measured based on various preliminary estimates using assumptions that Calyxt, Inc. and Cibus Global believe are reasonable, based on information that is currently available. Accordingly, the pro forma adjustments are preliminary. Differences between these preliminary estimates and the final acquisition accounting could be significant, and these differences could have a material impact on the accompanying unaudited pro forma combined financial information and the Combined Company’s future results of operations and financial position.

The unaudited pro forma combined financial information does not include the impact of any cost or other operating synergies that may result from the Mergers or any related restructuring costs that may be contemplated and does not give effect to the Reverse Stock Splits described elsewhere in this proxy statement/prospectus.

To the extent there are significant changes to the business of either of the two companies that will comprise the Combined Company following completion of the Mergers, the assumptions and estimates set forth in the unaudited pro forma combined financial information could change significantly. Accordingly, the pro forma adjustments are subject to change as additional information becomes available and as additional analyses are conducted following the completion of the Mergers. There can be no assurances that these additional analyses will not result in material changes to the estimates of fair value.

3. Preliminary Purchase Price

Pursuant to the Merger Agreement, at the Closing, Calyxt, Inc. expects to issue to Cibus Unitholders a number of Shares representing approximately 95.0% of the outstanding Shares on a Fully-Exchanged Basis. The estimated preliminary purchase price is calculated based on the fair value of the Shares that Cibus Unitholders will own as of the Closing. With no active trading market for units of Cibus Global, the fair value of the Calyxt Common Stock represents a more reliable measure of the fair value of consideration transferred in the Mergers. Accordingly, the accompanying unaudited pro forma combined financial information reflects an estimated purchase price of approximately $315.3 million, which consists of the following:

Estimated number of Shares to be owned by Cibus Global stockholders (1)	900,946,624
Multiplied by the fair value per share of the Calyxt Common Stock (2)	$0.35

Estimated purchase price	$315,331,318

(1)

This share number represents the number of Shares to be owned by Cibus Global members, as set forth in the Allocation Schedule attached to the Merger Agreement, subsequent to the Mergers, excluding (i) 50,067,772 restricted shares of Class A Common Stock issuable in respect of restricted profits interest units of Cibus Global and subject to the same vesting schedule as was applicable to such profits interest unit prior to Closing, (ii) 4,030,612 shares of Class A Common Stock issuable in respect of profits units of Cibus Global that Cibus Global is permitted to grant prior to the Closing, and (iii) the effect of any Cibus Series F Preferred Units pursuant to the Continuing Series F Financing.

(2)

The estimated purchase price was based on the closing price of Calyxt Common Stock as reported on The Nasdaq Capital Market on April 3, 2023. The final purchase price will be based on the number of shares and fair market value of Calyxt Common Stock outstanding immediately prior to the Closing and could result in a purchase price different from that assumed in this unaudited pro forma combined financial information, and that difference may be material. An increase or decrease in the fair market value of Calyxt Common Stock of 10% would result in an increase or decrease in total purchase consideration of $31.5 million.

The actual purchase consideration may vary based on the Calyxt Common Stock share price at Closing as described above, and that difference could be material. As such, the estimated purchase consideration reflected in these unaudited pro forma combined financial information does not purport to represent what the actual purchase consideration will be when the Mergers are completed.

4. Purchase Price Allocation

Calyxt, Inc., has performed a preliminary valuation analysis of the fair market value of Cibus Global’s assets and liabilities. The following table summarizes the preliminary purchase price allocation as of the acquisition date (in thousands):

Cash and cash equivalents	$24,338
Accounts receivable	67
Due from related parties	254
Prepaid expenses and other current assets	1,054
Property and equipment	10,303
Operating lease right-of-use-assets	11,146
Other assets	493
Intangible assets	43,966
Goodwill	330,424
Accounts payable	(4,103)
Accrued expenses	(4,946)
Due to related party	(80)
Notes payable, current portion	(736)
Operating lease liabilities, current portion	(4,654)
Financing lease liabilities, current portion	(150)
Other current liabilities	(16)
Notes payable, net of current portion	(670)
Operating lease liabilities, net of current portion	(7,833)
Financing lease liabilities, net of current portion	(87)
Royalty liability - related parties	(81,944)
Other non-current liabilities	(1,495)

Estimate of consideration expected to be transferred	$315,331

This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet. The final purchase price allocation will be determined when the Combined Company has completed the detailed valuations and necessary calculations. The final allocation could differ materially from the preliminary allocation used in the pro forma adjustments. The final allocation may include material changes in allocations to the Royalty Liability, tax receivables liability, deferred tax liabilities and intangible assets such as trademark, developed technologies, in-process research and development technologies as well as goodwill and other changes to assets and liabilities.

5. Shares Issued to Cibus Unitholders upon Closing

At the Cibus Merger Effective Time, all outstanding Cibus Global equity will be converted into the right to receive Shares as consideration for the Mergers in the amounts as set forth in the Allocation Schedule. The estimated exchange ratios for purposes of the unaudited pro forma combined financial information was derived on a Fully-Exchanged Basis as of January 13, 2023 based on stipulated values of Cibus Global and Calyxt, Inc. Based on the preliminary estimated exchange ratio of approximately 3.1705 determined in accordance with the terms of the Merger Agreement and Allocation Schedule, Calyxt, Inc. expects to issue 900,946,624 Shares to Cibus Unitholders in the Mergers, excluding (i) 50,067,772 restricted shares of Class A Common Stock issuable in respect of restricted profits interest units of Cibus Global and subject to the same vesting schedule as was applicable to such profits interest unit prior to Closing, (ii) 4,030,612 shares of Class A Common Stock issuable in respect of profits units of Cibus Global that Cibus Global is permitted to grant prior to the Closing, and (iii) the effect of any Cibus Series F Preferred Units pursuant to the Continuing Series F Financing, determined as follows:

Cibus:
Cibus Global non-voting common units with threshold (1)	44,834,123
Cibus Warrants (1)	29,751,050

Total pre-Closing Cibus Warrants and non-voting common units with threshold	74,585,173
Weighted average exchange ratio applicable to Cibus Warrants and non-voting common units with threshold (rounded)	2.5715

Total Cibus, Inc. post-Mergers Shares for Cibus Warrants and non-voting common units with threshold	191,798,365

Plus:
Cibus Global non-voting common units	1,479,735
Cibus Preferred Units	222,194,079

Total pre-Closing Cibus Preferred Units and non-voting common units	223,673,814
Exchange ratio (rounded)	3.1705

Total Cibus, Inc. post-Mergers Shares for Cibus Preferred Units and non-voting common units	709,148,259

Total Cibus, Inc. post-Mergers Shares	900,946,624

(1)

Per the Merger Agreement, the outstanding non-voting restricted common units, as well as outstanding warrants, will convert based on the fair value of such unit, as a percentage of the Calyxt Common Stock value, multiplied by the conversion ratio of approximately 3.1705. This results in a weighted average conversion ratio applicable to the units which varies from the conversion ratio applied to Cibus Preferred Units and pre-Mergers Cibus Global non-voting common units without an applied threshold value.

The exchange ratio and estimated Shares to be issued to Cibus Unitholders have not been adjusted to give retrospective effect to the Reverse Stock Splits described elsewhere in this proxy statement/prospectus.

6. Pro Forma Adjustments

The unaudited pro forma combined financial information includes pro forma adjustments that reflect transaction accounting adjustments, as well as other adjustments deemed to be directly related to the Mergers, irrespective of whether or not such adjustments are deemed to be recurring.

Based on Calyxt, Inc.’s management’s review of Cibus Global’s summary of significant accounting policies, the nature and amount of any adjustments to the historical financial statements of Cibus Global to conform to the accounting policies of Calyxt, Inc. are not expected to be significant.

The unaudited pro forma combined financial information does not reflect the proposed Reverse Stock Splits described elsewhere in this proxy statement/prospectus.

The pro forma adjustments, based on preliminary estimates that may change significantly as additional information is obtained, are as follows:

(a)

To reflect preliminary estimated transaction costs of $2.6 million in connection with the Mergers, such as adviser, legal, and accounting expenses that are expected to be incurred by Calyxt, Inc., as an increase in accrued liabilities and accumulated deficit in the unaudited pro forma combined balance sheet, and an increase in selling, general and administrative expenses in the unaudited proforma combined statement of operations.

(b)

To reflect the change in Calyxt Common Stock’s par value and additional paid-in capital upon the exchange of Cibus Global equity interests for Shares upon the Closing. Share to Cibus Unitholders represents the number of Shares to be owned by Cibus Global members, as set forth in the Allocation Schedule attached to the Merger Agreement, subsequent to the Mergers, excluding (i) 50,067,772 restricted shares of Class A Common Stock issuable in respect of restricted profits interest units of Cibus Global and subject to the same vesting schedule as was applicable to such profits interest unit prior to Closing, (ii) 4,030,612 shares of Class A Common Stock issuable in respect of profits units of Cibus Global that Cibus Global is permitted to grant prior to the Closing, and (iii) the effect of any Cibus Series F Preferred Units pursuant to the Continuing Series F Financing. Shares to Calyxt Stockholders represents the Calyxt common stock outstanding as of the date of the Merger Agreement and excludes up to an additional 3,487,503 Calyxt RSUs (of which 3,468,083 have been issued as of the date of this proxy statement/prospectus), which Calyxt RSUs will, if issued, be subject to accelerated vesting upon Closing.

Common Shares
Shares to Cibus Unitholders	900,946,624
Shares to Calyxt Stockholders	50,251,747

Total Shares	951,198,371

Par value per Share	$0.0001

Aggregate par value of Shares (in thousands)	95
Aggregate par value of Calyxt Common Stock (in thousands)	(5)

Par value adjustment (in thousands)	$90

(c)	To reflect the elimination of Cibus Global’s historical accumulated deficit, accumulated other comprehensive loss, unit subscription receivable, and additional paid-in capital balances.

(d)

The pro forma combined basic and diluted net loss per Share have been adjusted to reflect the pro forma net loss for the year ended December 31, 2022. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of Shares that would be outstanding as of the Closing Date. For the year ended December 31, 2022, the pro forma weighted average shares outstanding has been calculated as follows:

Year Ended December 31, 2022
Historical Cibus Global weighted-average common units outstanding	38,624,893
Impact of Cibus Preferred Units assuming conversion as of January 1, 2022	222,194,079

Subtotal	260,818,972
Application of exchange ratio to historical Cibus Preferred Units outstanding	3.1705

(a) Subtotal	826,915,394

Impact of accelerated vesting for Cibus Global non-voting common units with threshold, assuming conversion as of January 1, 2022	3,766,988
Application of weighted average exchange ratio for accelerated vesting of Cibus Global non-voting common units with threshold	2.8511

(b) Subtotal	10,740,145

Impact of Cibus Global warrants, assuming conversion as of January 1, 2022	29,751,050
Application of exchange ratio to Cibus Global warrants outstanding	2.0096

(c) Subtotal	59,787,587

Adjusted Cibus weighted-average common units outstanding (after giving effect to the Exchange Ratio) (a + b + c)	897,443,126

Historical weighted average of Calyxt Common Stock outstanding	45,997,525
Impact on Calyxt Common Stock of accelerated vesting of equity awards as of January 1, 2022	1,410,461

Total weighted average units outstanding	944,851,112

Less: Historical Cibus Global weighted-average units outstanding	38,624,893
Less: Historical Calyxt, Inc. weighted-average shares of common stock outstanding	45,997,525

Total weighted average units outstanding - pro forma adjustment	860,228,694

(e)

To reflect $4.2 million in share-based compensation expense for Calyxt, Inc. as a result of the transaction, based on the fair value of awards for which vesting was accelerated based on the original grant terms, in connection with the Mergers.

(f)

To reflect Calyxt, Inc.’s estimated compensation expense of $2.8 million related to severance payments resulting from pre-existing employment agreements that will be payable in cash in connection with the Mergers but were not incurred as of December 31, 2022. These expenses are reflected as an increase to accrued expenses and accumulated deficit in the unaudited pro forma combined balance sheet. Calyxt, Inc.’s compensation costs of $2.8 million are reflected as selling, general and administrative expenses in the unaudited pro forma combined statement of operations for the year ended December 31, 2022.

(g)

To reflect the impact of the non-controlling interest created upon the election of historical Cibus Unitholders to become Electing Members, which Cibus Global estimates to be approximately 15% of the historical Cibus Global units. Cibus Global estimates the potential range of Electing Members to be between approximately 0% and 21% of historical Cibus Global units.

(h)

To reflect the impact of the preliminary purchase price allocation as described in Note 3, including the preliminary estimate of goodwill, the acquisition date fair value of land, buildings, and equipment, the royalty liability - related parties, and the deferred tax liability, and recognition of the intangible assets at the preliminary fair value, offset by the associated impact on amortization expense. The following table summarizes the intangible assets acquired (in thousands):

	Preliminary Fair Value	Estimated Weighted-Average Useful Life	Amortization Expense for Year Ended December 31, 2022
IPR&D(1)	$20,371		$—
Developed technology	9,995	20	500
Trade name	13,600	20	680

Total Pro forma Adjustment	$43,966		$1,180

(1)

IPR&D assets are initially recognized at fair value and are classified as indefinite-lived assets until the successful completion or abandonment of the associated research and development efforts. Accordingly, during the research and development period after the closing date of the Mergers, these assets will not be amortized. Such IPR&D projects will become amortizable when applicable products, which are currently in various stages of development, are complete.

(i)	The total impact to equity for the above adjustments is reflected in the table below:

		Common Stock				Additional Paid-in Capital	Unit Subscription Receivable	Accumulated Deficit	AOCI	Non- Controlling Interest	Stockholders Equity
		Cibus Global		Calyxt, Inc.
(amounts in thousands, except share amounts)		Units	Amount	Shares	Amount
Preliminary purchase price allocation fair value	(h)	—	$—	—	$—	$346,243	$—	$—	$—	$—	$346,243
Pre-combination stock-based compensation costs for Calyxt, Inc.	(e)	—	—	—	—	4,198	—	(4,198)	—	—	—
Elimination of historical Cibus Global additional paid in capital and accumulated deficit	(c)	—	—	—	—	(416,224)	4,078	412,138	8	—	—
Exchange of outstanding Cibus Global units into Calyxt Common Stock based on the assumed exchange ratio	(b)	(264,104,040)	(328,483)	900,946,624	90	328,393	—	—	—	—	—
Severance payments to Calyxt, Inc. employees	(f)	—	—	—	—	—	—	(2,834)	—	—	(2,834)
Transaction costs incurred by Calyxt Inc., associated with the Mergers	(a)	—	—	—	—	—	—	(2,560)	—	—	(2,560)
Impact of non-controlling interest	(g)	—	—	—	—	(47,576)	—	—	—	47,576	—

Pro forma adjustment		(264,104,040)	$(328,483)	900,946,624	$90	$215,034	$4,078	$402,546	$8	$47,576	$340,849

DESCRIPTION OF CAPITAL STOCK OF CIBUS, INC.

The following summary sets forth the material terms of Cibus, Inc.’s capital stock following the consummation of the Transactions. The following summary is not intended to be complete and is qualified by reference to the Amended Certificate of Incorporation, the form of which is attached as Annex B to this proxy statement/prospectus and the Amended Bylaws, the form of which is attached as Annex C to this proxy statement/prospectus. We urge you to read the Amended Certificate of Incorporation and Amended Bylaws in their entirety for a complete description of the capital stock of Cibus, Inc. following the consummation of the Transactions. Unless otherwise noted, the following information does not give effect to the Reverse Stock Splits described elsewhere in this proxy statement/prospectus.

General

Upon consummation of the Transactions, the total number of authorized shares of capital stock of Cibus, Inc. will consist of (i) a number of shares of Class A Common Stock equal to (A) if the Subsequent Reverse Stock has not occurred, 1,050,000,000, and (B) if the Subsequent Reverse Stock Split has occurred, 1,050,000,000 divided by the Subsequent Reverse Stock Split Factor, rounded up to the nearest whole number, (ii) a number of shares of Class B Common Stock equal to (A) if the Subsequent Reverse Stock has not occurred, 450,000,000, and (B) if the Subsequent Reverse Stock Split has occurred, 450,000,000 divided by the Subsequent Reverse Stock Split Factor, rounded up to the nearest whole number, and (iii) a number of shares of preferred stock equal to (A) if the Subsequent Reverse Stock has not occurred, 50,000,000, and (B) if the Subsequent Reverse Stock Split has occurred, 50,000,000 divided by the Subsequent Reverse Stock Split Factor, rounded up to the nearest whole number, par value of $0.0001 per share.

Class A Common Stock

Voting Rights. Holders of shares of Class A Common Stock will be entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, except that holders of shares of Class A Common Stock will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Amended Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote as a separate class thereon under the Amended Certificate of Incorporation or under the DGCL. The holders of Class A Common Stock will not have cumulative voting rights in the election of directors.

Holders of outstanding shares of Class A Common Stock will be entitled to vote separately upon any amendment to the Amended Certificate of Incorporation (including by merger, consolidation, conversion, reorganization or similar event) that would alter or change the powers, preferences or special rights of Class A Common Stock in a manner that is materially and disproportionately adverse as compared to the Class B Common Stock.

Dividend Rights. Holders of shares of Class A Common Stock will be entitled to receive dividends when, as and if declared by the Cibus, Inc. Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Liquidation Rights. Upon its liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of Class A Common Stock will be entitled to receive pro rata the remaining assets available for distribution.

All shares of Class A Common Stock that will be outstanding at the time of the completion of the Transactions will be fully paid and non-assessable. The Class A Common Stock will not be subject to further calls or assessments by us. Holders of shares of Class A Common Stock do not have preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to the Class A Common Stock. The rights powers, preferences and privileges of Class A Common Stock will be subject to those of the holders of any shares of Class B Common Stock and preferred stock or any other series or class of stock Cibus, Inc. may authorize and issue in the future.

Class B Common Stock

Voting Rights. Holders of shares of Class B Common Stock will be entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, except that holders of shares of

Class B Common Stock will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Amended Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote as a separate class thereon under the Amended Certificate of Incorporation or under the DGCL. The holders of Class B Common Stock will not have cumulative voting rights in the election of directors.

Holders of outstanding shares of Class B Common Stock will be entitled to vote separately upon any amendment to the Amended Certificate of Incorporation (including by merger, consolidation, conversion, reorganization or similar event) that would alter or change the powers, preferences or special rights of Class B Common Stock in a manner that is materially and disproportionately adverse as compared to the Class A Common Stock.

Holders of outstanding shares of Class B Common Stock will be entitled to vote separately upon any (A) merger, consolidation, conversion, reorganization or similar event in connection with any transaction or series of transactions intended to result in the Combined Company no longer being structured as an umbrella partnership C corporation (an “Up-C Reorganization Transaction”) or (B) amendment to the Amended Certificate of Incorporation (including by merger, consolidation, conversion, reorganization or similar event) to effect an Up-C Reorganization Transaction.

Holders of the Shares will vote together as a single class on all matters (or, if any holders of preferred stock are entitled to vote together with the holders of the Shares, as a single class with the holders of preferred stock) except as otherwise required in the Amended Certificate of Incorporation or by applicable law.

Dividend Rights. Holders of Class B Common Stock will not have any right to receive dividends. In no event will any dividend be declared or made on any Shares unless (1) a corresponding dividend for all other Shares not so adjusted at the time outstanding is made in the same proportion and the same manner and (2) the dividend has been reflected in the same economically equivalent manner on all Shares. Dividends with respect to Shares may only be paid with shares of stock of the same class of common stock.

Liquidation Rights. Holders of Class B Common Stock will not have any right to receive a distribution upon a liquidation, dissolution or winding up of Cibus, Inc.

Retirement of Shares. No holder of Class B Common Stock may transfer shares of Class B Common Stock to any Person unless such holder transfers a corresponding number of Cibus Common Units to the same Person in accordance with the provisions of the Cibus Amended Operating Agreement. If any outstanding share of Class B Common Stock ceases to be held by a holder of the corresponding Cibus Common Unit, such share shall automatically and without further action on the part of Cibus, Inc. or any holder of Class B Common Stock be transferred to Cibus, Inc. for no consideration and retired.

Issuance of Cibus Common Units. To the extent Cibus Common Units are issued pursuant to the Cibus Amended Operating Agreement to anyone other than Cibus, Inc. or a wholly owned subsidiary of Cibus, Inc., an equivalent number of shares of Class B Common Stock (subject to adjustment) will be issued at par to the same Person to which such Cibus Common Units are issued.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately after the Transactions. The Amended Certificate of Incorporation will authorize the Cibus, Inc. Board to establish one or more series of preferred stock. The Cibus, Inc. Board will be able to determine, with respect to any series of preferred stock, the powers

(including voting powers), and the designations, preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions thereof.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of the Cibus, Inc. Board.

Cibus, Inc. has no current plans to pay dividends on its Class A Common Stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of the Cibus, Inc. Board and will depend on, among other things, its results of operations, cash requirements, financial condition, contractual restrictions and other factors that the Cibus, Inc. Board may deem relevant. Because Cibus, Inc. will be a holding company and will have no direct operations, it will only be able to pay dividends from funds it receives from its subsidiaries.

Annual Stockholder Meetings

The Amended Bylaws will provide that annual stockholder meetings will be held at a date, time and place, if any, as may be designated by the Cibus, Inc. Board or, in the absence of a designation by the Cibus, Inc. Board, by the chair, the chief executive officer or the secretary. To the extent permitted under applicable law, Cibus, Inc. may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of the Amended Certificate of Incorporation, the Amended Bylaws and Certain Provisions of Delaware Law

The Amended Certificate of Incorporation, the Amended Bylaws and certain provisions of the DGCL will contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of the Cibus, Inc. Board. These provisions are intended to avoid costly takeover battles, reduce Cibus, Inc.’s vulnerability to a hostile or abusive change of control and enhance the ability of the Cibus, Inc. Board to maximize stockholder value in connection with any unsolicited offer to acquire Cibus, Inc. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of Cibus, Inc. by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the Shares held by stockholders.

Authorized but Unissued Capital Stock

Delaware Law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of Nasdaq, which would apply so long as Class A Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power of Cibus, Inc.’s capital stock or then outstanding number of shares of Class A Common Stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

The Cibus, Inc. Board will be authorized to generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of Cibus, Inc. or the removal of its management. Moreover, Cibus, Inc.’s authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved Class A Common Stock or preferred stock may be to enable the Cibus, Inc. Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Cibus, Inc. by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of its management and possibly deprive its stockholders of opportunities to sell their shares of Class A Common Stock at prices higher than prevailing market prices.

Vacancies and Newly Created Directorships

The Amended Certificate of Incorporation and the Amended Bylaws will provide that any vacancies on the Cibus, Inc. Board, and any newly created directorships, will be filled only by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, and any director so chosen will hold office until the earlier expiration of the term of office of the director whom he or she has replaced or his or her successor shall be duly elected and qualified or until such director’s earlier death, disqualification, resignation or removal. No decrease in the number of directors shall shorten the term of any director then in office.

No Cumulative Voting

Under Delaware Law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The Amended Certificate of Incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of Cibus, Inc. stock entitled to vote generally in the election of directors will be able to elect all directors.

Special Stockholder Meetings

The Amended Certificate of Incorporation and the Amended Bylaws will provide that special meetings of stockholders may be called only by the chair of the Cibus, Inc. Board, the chief executive officer of Cibus, Inc. or at the direction of the Cibus, Inc. Board pursuant to a written resolution adopted by a majority of the total number of directors that Cibus, Inc. would have if there were no vacancies. Any business transacted at a special meeting of stockholders will be limited to matters set forth in the notice of the special meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of Cibus, Inc.

Director Nominations and Stockholder Proposals

The Amended Bylaws will establish advance notice procedures with respect to stockholder nominations for the election as directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide Cibus, Inc. with certain information. Generally, to be timely, a stockholder’s notice must be received at Cibus, Inc.’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. The Amended Bylaws will also specify requirements as to the form and content of a stockholder’s notice. The Amended Bylaws will allow the chair of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of Cibus, Inc.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. The Amended Certificate of Incorporation will preclude stockholder action by written consent; provided, however, that any action required or permitted to be taken by the holders of Class B Common Stock, voting separately as a class, may be effected by the consent in writing of the holders of a majority of the total voting power of the Class B Common Stock entitled to vote thereon, voting together as a single class in lieu of a duly called annual or special meeting of holders of Class B Common Stock.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of Cibus, Inc. or its management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the Cibus, Inc. Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Cibus, Inc. Board. These provisions are designed to reduce Cibus, Inc.’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for Cibus, Inc. shares and, as a consequence, they also may inhibit fluctuations in the market price of Cibus, Inc. shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

DGCL Section 203

Cibus, Inc. will be subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on Nasdaq, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, including the circumstances where the Shares are, at the effective date of a merger or consolidation, either listed on a national securities exchange or held of record by more than 2,000 holders, Cibus, Inc. stockholders will have appraisal rights in connection with a merger or consolidation of Cibus, Inc. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any Cibus, Inc. stockholders may bring an action in Cibus, Inc.’s name to procure a judgment in Cibus, Inc.’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Cibus, Inc. shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.

Exclusive Forum

The Amended Certificate of Incorporation will provide that unless Cibus, Inc. consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of Cibus, Inc., (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Cibus, Inc. to Cibus, Inc. or Cibus, Inc. stockholders, (iii) action asserting a claim arising pursuant to any provision of the DGCL or the Amended Certificate of Incorporation or Amended Bylaws, or (iv) action asserting a claim governed by the internal affairs doctrine. This provision does not apply to any actions arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding any interest in any security of Cibus, Inc. shall be deemed to have notice of and consented to the forum provisions in the Amended Certificate of Incorporation. However, the enforceability of similar forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be unenforceable.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of directors’ and officers’ fiduciary duties, subject to certain exceptions. The Amended Certificate of Incorporation will include a provision that eliminates the personal liability of directors and officers for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director or an officer. The effect of these provisions is to eliminate the rights of Cibus, Inc. and its stockholders, through stockholders’ derivative suits on Cibus, Inc.’s behalf, to recover monetary damages from a director or an officer for breach of fiduciary duty as a director or an officer, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any breaches of a director’s or officer’s duty of loyalty, acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or for any transaction from which such director or officer derived an improper personal benefit.

The Amended Certificate of Incorporation will generally provide that Cibus, Inc. must defend, indemnify and advance expenses to Cibus, Inc. directors and officers to the fullest extent permitted or required by the DGCL. Cibus, Inc. will also be expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for its directors, officers and certain employees for some liabilities. Cibus, Inc. believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the Amended Certificate of Incorporation and the Amended Bylaws may discourage stockholders from bringing a lawsuit against directors or officers for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Cibus, Inc. and its stockholders.

Transfer Agent and Registrar

Upon consummation of the Transactions, the transfer agent and registrar for Class A Common Stock will be Broadridge Corporate Issuer Solutions, LLC. The transfer agent’s address is 1155 Long Island Avenue, Edgewood, NY 11717.

Listing

Following the Transactions, Class A Common Stock is expected to be listed on the Nasdaq Capital Market under the symbol “CBUS.”

COMPARISON OF STOCKHOLDERS’ RIGHTS

Calyxt, Inc. is incorporated under the laws of the State of Delaware and the rights of Calyxt Stockholders are governed by the laws of the State of Delaware, including the DGCL, the Calyxt Certificate of Incorporation, the Calyxt Bylaws and the Stockholders Agreement.

Cibus Global is a Delaware limited liability company and the rights of Cibus Unitholders are governed by the laws of the State of Delaware, including the DLLCA, and the Cibus Operating Agreement.

If the Mergers are completed, Cibus Unitholders who receive Shares will become stockholders of Cibus, Inc., and their rights will be governed by the DGCL, the Amended Bylaws and the Amended Certificate of Incorporation.

The table below summarizes the material differences between the current rights of Calyxt Stockholders under the Calyxt Certificate of Incorporation, the Calyxt Bylaws and the Stockholders Agreement, the rights of Cibus Unitholders under the Cibus Operating Agreement, and the rights of holders of the Shares under the DGCL, the Amended Bylaws and the Amended Certificate of Incorporation.

While Calyxt, Inc. and Cibus Global believe that the summary table below covers the material differences between the rights of their respective stockholders prior to the Transactions and the rights of stockholders of Cibus, Inc. following the Transactions, these summary tables may not contain all of the information that is important to you. These summaries are not intended to be a complete discussion of the respective rights of Calyxt Stockholders or Cibus Unitholders and are qualified in their entirety by reference to the DGCL, the DLLCA and the various documents of Calyxt, Inc. and Cibus Global that are referred to in the summaries. You should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Calyxt, Inc. or Cibus Global before the Transactions and being a stockholder of Cibus, Inc. after the Transactions. Calyxt, Inc. has filed copies of the Calyxt Certificate of Incorporation and Calyxt Bylaws with the SEC and will send copies of the documents referred to in this proxy statement/prospectus to you upon your request. Cibus Global will also send copies of its documents referred to in this proxy statement/prospectus to you upon your request. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

Pre-Merger Calyxt, Inc. (Common Stock)	Pre-Merger Cibus Global, LLC (Common and Preferred Units)	Cibus, Inc. (Post-Mergers)
Name

Calyxt, Inc.	Cibus Global, LLC	Cibus, Inc.

Authorized Equity

The Calyxt Certificate of Incorporation authorizes the issuance of up to 325,000,000 shares of stock, consisting of 275,000,000 shares of common stock, and 50,000,000 shares of preferred stock, par value $0.0001.	The Cibus Operating Agreement authorizes the issuance of 83,300,852 Cibus Series A Preferred Units, 31,285,438 Cibus Series B Preferred Units, 38,173,979 Cibus Series C Preferred Units, 44,000,000 Cibus Series D Preferred Units, 19,886,364 Cibus Series E Preferred Units, 50,000,000 Cibus Series F Preferred Units, 341,282,000 voting common units	The Amended Certificate of Incorporation authorizes the issuance of up to (1) a number of shares of common stock equal to (A) if the Subsequent Reverse Stock Split has not occurred, 1,500,000,000, and (B) if the Subsequent Reverse Stock Split has occurred, 1,500,000,000 divided by the Subsequent Reverse Stock Split Factor, rounded up to the nearest whole number, par value $0.0001

Pre-Merger Calyxt, Inc. (Common Stock)	Pre-Merger Cibus Global, LLC (Common and Preferred Units)	Cibus, Inc. (Post-Mergers)

and 66,414,403 non-voting common units.

As of January 13, 2023, there were 67,810,963 Cibus Series A Preferred Units, 30,817,791 Cibus Series B Preferred Units, 33,195,500 Cibus Series C Preferred Units, 44,000,000 Cibus Series D Preferred Units, 19,884,227 Cibus Series E Preferred Units, 26,485,598 Cibus Series F Preferred Units, 0 voting common units and 63,903,905 non-voting common units issued and outstanding.

per share, consisting of (i) a number of shares of Class A Common Stock equal to (A) if the Subsequent Reverse Stock Split has not occurred, 1,050,000,000, and (B) if the Subsequent Reverse Stock Split has occurred, 1,050,000,000 divided by the Subsequent Reverse Stock Split Factor, rounded up to the nearest whole number, and (ii) a number of shares of Class B Common Stock equal to (A) if the Subsequent Reverse Stock Split has not occurred, 450,000,000, and (B) if the Subsequent Reverse Stock Split has occurred, 450,000,000 divided by the Subsequent Reverse Stock Split Factor, rounded up to the nearest whole number, and (2) a number of shares of preferred stock equal to (A) if the Subsequent Reverse Stock Split has not occurred, 50,000,000, and (B) if the Subsequent Reverse Stock Split has occurred, 50,000,000 divided by the Subsequent Reverse Stock Split Factor, rounded up to the nearest whole number, par value $0.0001 per share.

Number and Qualification of Directors

The Calyxt Certificate of Incorporation and Calyxt Bylaws, subject to the rights of the holders of any series of Calyxt preferred stock, provide that the Calyxt Board shall consist of no less than five and no more than eleven members.

Under the Stockholder’s Agreement, so long as Cellectis and its affiliates beneficially own at least 15% of the then outstanding shares of Calyxt Common Stock, Cellectis has the right to nominate a number of

	The Cibus Board shall consist of between one and 14 members. The number of directors may be increased by a vote of the Cibus Board. The members of the Cibus Board shall be appointed as follows: (i) each of (a) the Cibus Board; (b) Rory Riggs, (c) Jean Pierre Lehmann, and (d) Blocker 1 (collectively, the “Major Members”) is entitled to appoint one member to the Cibus Board (each a “Major Director”); (ii) the remaining members of the Cibus	The Amended Certificate of Incorporation, subject to the rights of the holders of any series of Cibus, Inc. preferred stock, provides that the Cibus, Inc. Board shall initially consist of six members and thereafter will be fixed from time to time by resolution of the Cibus, Inc. Board.

Pre-Merger Calyxt, Inc. (Common Stock)	Pre-Merger Cibus Global, LLC (Common and Preferred Units)	Cibus, Inc. (Post-Mergers)
Structure, Term and Election of Board of Directors

designees to the Calyxt Board equal to the greater of (i) three designees and (ii) the majority of directors. If at any time the total number of Cellectis designees on the Calyxt Board is fewer than total number of designees Calyxt is entitled to, then Cellectis may, at any time, nominate additional nominees, and (A) increase the size of the Calyxt Board to enable Cellectis to nominate such additional designees and (B) appoint additional nominees to such newly created directorships. So long as Cellectis beneficially owns at least 15% of the then outstanding shares of Calyxt Common Stock, the size of the Calyxt Board may not be changed without Cellectis’ prior approval.

The Calyxt Certificate of Incorporation and the Calyxt Bylaws provide for the division of the Calyxt Board into three staggered classes, each consisting of as close to one-third of the entire Calyxt Board as possible. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting of stockholders at which such director was elected, provided, however, that the term of each director shall continue until the election and qualification of such director’s successor and be subject to such director’s earlier death, resignation or removal.

Board will be appointed (the “Designated Directors”) by a resolution of the holders of more than 50% of Cibus Global’s preferred stock and voting common units (a “Resolution of Members”).

Pursuant to the Cibus Operating Agreement, each Major Director shall serve for the term fixed by such director’s nominating Major Member, and each Designated Director will serve for the term fixed by the applicable Resolution of Members. If no term is fixed upon the appointment of a director, such director shall serve until the earlier of such director’s death, resignation or removal.

Pursuant to the Amended Certificate of Incorporation, subject to the rights of the holders of any series of Cibus, Inc. preferred stock, each director on the Cibus, Inc. Board shall be elected annually at each annual meeting of the Cibus, Inc. stockholders for one-year terms expiring at the next succeeding annual meeting. Each director shall hold office until such director’s successor shall have been duly elected and qualified or until such director’s death, resignation or removal.

Pursuant to the Amended Bylaws, subject to the rights of the holders of any series of Cibus, Inc. preferred stock, each director to be elected by the stockholders shall be elected by the majority of the votes cast by stockholders, provided, that if the number of nominees for election at any such meeting is determined by the Cibus, Inc. secretary, as of the date that is ten days prior to the scheduled mailing date of the proxy statement for such meeting, to exceed the number of directors to be elected at such meeting, each director to be so elected shall be elected by a plurality of the votes cast by stockholders at such meeting. If directors are to be elected by a plurality of votes cast, stockholders shall not be permitted to vote against a nominee.

Removal of Directors

Under the Calyxt Certificate of Incorporation, any or all members of the Calyxt Board may be removed for cause by a majority vote of the shares then entitled to vote generally in the	A Major Director may be removed from office without or without cause, (i) upon the unanimous approval of all Major Members other than the Major Member who appointed such Major Director,	Under the Amended Bylaws, subject to the rights of the holders of any series of Cibus, Inc. preferred stock, any or all members of the Cibus, Inc. Board may be removed, with or without cause, by

Pre-Merger Calyxt, Inc. (Common Stock)	Pre-Merger Cibus Global, LLC (Common and Preferred Units)	Cibus, Inc. (Post-Mergers)

election of directors, voting together as a single class.

Subject to Cellectis’ rights to nominate directors to the Calyxt Board, any Cellectis nominee to the Calyxt Board may be removed (with or without cause) by Cellectis at any time upon notice to Calyxt, and may otherwise only be removed for cause.

	(ii) by the Major Member who appointed such Major Director, or (iii) automatically upon the Major Member who appointed such Major Director no longer being a Major Member. A Designated Director may be removed with or without cause upon a Resolution of Members or upon the affirmative vote of the majority of directors present and entitled to vote.	a majority vote of the shares then entitled to vote generally in the election of directors.

Director Action by Written Consent

The Calyxt Bylaws provide that any action required or permitted to be taken at any meeting of the Calyxt Board or any committee thereof, may be taken without a meeting, if a written consent to such action is signed by all members of the Calyxt Board or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the Calyxt Board or committee, as applicable.

The Cibus Operating Agreement provides that any action of the Cibus Board may be taken without a meeting, if a written consent to such action is signed by the number of directors required to authorize such action at a meeting of the Cibus Board at which the directors entitled to vote thereon were present and voted.

The Cibus Operating Agreement provides that the Cibus Board may not take the following actions without a Resolution of Members: (i) create or designate additional classes or series of units; (ii) increase in the authorized number of any class or series of unit; (iii) undertake any merger, consolidation, or sale of all or substantially all assets of Cibus Global; (iv) cause any unit split, dividend, recapitalization, reconstitution or reorganization of Cibus Global; (v) authorize any distributions to members other than as provided for the Cibus Operating Agreement, (vi) file a bankruptcy petition on behalf of Cibus Global, (vii) dissolve or liquidate the company, (viii) continue to operate the company after dissolution thereof; (ix) cause any voluntary change of tax status or elections; or (x) change the nature of Cibus Global’s business.

The Amended Certificate of Incorporation and the Amended Bylaws do not explicitly provide for director action by written consent. Under the DGCL, any action required or permitted to be taken at any meeting of the board of directors or any committee thereof, may be taken without a meeting, if a written consent to such action is signed by all members of the board of directors or of such committee, as the case may be, and such written consent is filed with the minutes of proceedings of the board of directors or committee, as applicable.

Pre-Merger Calyxt, Inc. (Common Stock)	Pre-Merger Cibus Global, LLC (Common and Preferred Units)	Cibus, Inc. (Post-Mergers)
Special Meetings of the Board of Directors

The Calyxt Bylaws provide that special meetings of the Calyxt Board may be called by the Chief Executive Officer of Calyxt, the Chairman of the Calyxt Board or at the request in writing of at least two members of the Calyxt Board. Notice of the time and place of all special meetings of the Calyxt Board shall be given to each director at least 24 hours before the date and time of the meeting.	The Cibus Operating Agreement provides that a meeting of the Cibus Board may be called at any time and for any purpose by any member thereof. Notice of the time and place of such meeting shall be given via overnight delivery, or electronic delivery, to each member of the Cibus Board entitled to vote thereat, not fewer than 48 hours and not more than 30 days prior to the meeting.	The Amended Bylaws provide that special meetings of the Cibus, Inc. Board may be called by the Chair of the Cibus, Inc. Board on one day’s prior notice.

Cumulative Voting

The Calyxt Certificate of Incorporation provides that there will be no cumulative voting in the election of directors.	The Cibus Operating Agreement does not provide for cumulative voting in the election of directors.	The Amended Certificate of Incorporation provides that there will be no cumulative voting in the election of directors.

Vacancies on the Board of Directors

The Calyxt Certificate of Incorporation and the Calyxt Bylaws provide that any vacancy occurring on the Calyxt Board shall be filled only by vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall hold office until the next election of the class for which such director shall have been chosen.	Following the removal of a Major Director (other than in the case of an IPO or if such Major Director’s nominating Major Member is no longer a Major Member), a replacement for such Major Director will be appointed by such director’s Major Member. Following the removal of a Designated Director, or a Major Director whose removal is due to an initial public offering or because such director’s Major Member is no longer a Major Member, a replacement director will be appointed by a Resolution of Members.	The Amended Certificate of Incorporation and Amended Bylaws provide that, subject to the rights of the holders of any series of Cibus, Inc. preferred stock, any vacancy occurring on the Cibus, Inc. Board shall be filled only by vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director. Notwithstanding the foregoing, the Cibus, Inc. Board may determine by resolution that any vacancy or newly created directorship shall be filled by the stockholders. A director elected to fill a vacancy shall hold office until the next election of directors.

Voting Stock

Under the Calyxt Bylaws, each stockholder shall, at every meeting of the stockholders, be entitled to one vote for each share of stock held by such stockholder.	Under the Cibus Operating Agreement (i) each preferred unit shall entitle its holder to cast one vote at meetings of the Cibus Unitholders (or in written consents	Under the Amended Certificate of Incorporation, each holder of Class A Common Stock and Class B Common Stock will be entitled to one vote for each share

Pre-Merger Calyxt, Inc. (Common Stock)	Pre-Merger Cibus Global, LLC (Common and Preferred Units)	Cibus, Inc. (Post-Mergers)
in lieu of meetings) on matters upon which holders of preferred units are entitled to vote and (ii) each voting common unit shall entitle its holder to cast one vote at meetings of the Cibus Unitholders (or in written consents in lieu of meetings) on matters upon which holders of voting common units are entitled to vote. The non-voting common units are non-voting in all respects.

held on all matters which stockholders generally are entitled to vote.

Except as otherwise noted below, the holders of Cibus, Inc. common stock shall vote together as a single class on all matters.

Holders of Class A Common Stock are entitled to vote separately on any amendment to the Amended Certificate of Incorporation that would alter or change the powers, preferences or special rights of Class A Common Stock in a manner that is materially and disproportionately adverse as compared to Class B Common Stock.

Holders of Class B Common Stock are entitled to vote separately on: (i) any amendment to the Amended Certificate of Incorporation that would alter or change the powers, preferences or special rights of Class B Common Stock in a manner that is materially and disproportionately adverse as compared to Class A Common Stock; (ii) merger, consolidation or other transactions intended to result in the Combined Company no longer being structured as an umbrella partnership C corporation; and (iii) an amendment to the Amended Certificate of Incorporation to effect a transaction described in clause (ii).

Quorum at Stockholder / Unitholder Meetings

The Calyxt Bylaws provide that the presence, in person or by proxy, of the holders of a majority of the then outstanding capital stock of Calyxt entitled to vote at a meeting of stockholders shall constitute a	The Cibus Operating Agreement provides that the presence in person or via electronic communication, including by proxy, of such unitholders holding a majority of the units then entitled to vote at a meeting of unitholders shall	The Amended Bylaws provide that the presence, in person or by proxy, of the holders of a majority of the then outstanding capital stock of Cibus, Inc. entitled to vote at a meeting of stockholders shall

Pre-Merger Calyxt, Inc. (Common Stock)	Pre-Merger Cibus Global, LLC (Common and Preferred Units)	Cibus, Inc. (Post-Mergers)
quorum for the transaction of business.	constitute a quorum for the transaction of business.	constitute a quorum for the transaction of business.

Stockholder / Unitholder Action by Written Consent

The Calyxt Certificate of Incorporation and the Calyxt Bylaws provide that stockholders may not take any action by written consent in lieu of a meeting.

Under the Cibus Operating Agreement, any action of Cibus Unitholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action to be taken, is signed by the unitholders holding the majority of units entitled to vote thereon.

Certain actions of Cibus Global, including but not limited to (i) any amendment of the Cibus Operating Agreement that changes the terms of the Cibus Series F Preferred Units, (ii) any change in tax status or election of Cibus Global, (iii) any sale or merger of Cibus, or (iv) any increase or decrease in the number of authorized Cibus Series F Preferred Units, require the affirmative vote of the holders of a majority of the issued and outstanding Cibus Series F Preferred Units.

The Amended Certificate of Incorporation provides that stockholders may not take any action by written consent in lieu of a meeting, except that the holders of Class B Common Stock may take any action by written consent in lieu of a meeting where such action is required or permitted to be taking by the holders of Class B Common Stock, voting separately as a class, if consented to in writing by holders of a majority of the total voting power of Class B Common Stock.

Notice of Stockholder / Unitholder Meeting

Under the Calyxt Bylaws, notice of each stockholder meeting must specify the place, if any, date and time thereof and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining stockholders entitled to vote at such meeting, if the record date is different from the record date for determining stockholders entitled to notice of the meeting and, in the case of a special meeting, the purpose(s) for which the meeting is called. Notice shall be given not less than 10 days nor more than 60 days prior to the date of the	Under the Cibus Operating Agreement, notice of the date and place of each meeting of Cibus Unitholders shall be sent via overnight or first class mail to each unitholder then entitled to vote, not fewer than 10 days and not more than 30 days prior to the meeting.	Under the Amended Bylaws, notice of a stockholder meeting must state the place, if any, date and time thereof and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and in the case of a special meeting, the purpose(s) for which the meeting is called. Notice shall be given not less than 10 days nor more than 60 days prior to the date of the meeting to each stockholder entitled to vote at such meeting.

Pre-Merger Calyxt, Inc. (Common Stock)	Pre-Merger Cibus Global, LLC (Common and Preferred Units)	Cibus, Inc. (Post-Mergers)
meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the DGCL) by the stockholder to whom the notice is given.

Special Stockholder / Unitholder Meetings

The Calyxt Certificate of Incorporation and the Calyxt Bylaws provide that a special meeting of stockholders may be called only by the affirmative vote of the majority of the members of the Calyxt Board, and may not be called by any other person or persons.	The Cibus Operating Agreement provides that a special meeting of the Cibus Unitholders may be called by the Major Members.	The Amended Certificate of Incorporation and Amended Bylaws provide that, subject to the rights of the holders of any series of Cibus, Inc. preferred stock, a special meeting of the Cibus, Inc. stockholders may be called by only (i) the Chair of the Cibus, Inc. Board, (ii) the Chief Executive Officer of Cibus, Inc., or (iii) at the direction of the Cibus, Inc. Board pursuant to a written resolution adopted by a majority of the total number of directors that Cibus, Inc. would have if there were no vacancies. Cibus, Inc. stockholders are not permitted to call special meetings of the stockholders.

Stockholder / Unitholder Nominations and Proposals

The Calyxt Bylaws provide that nominations of any person for election to the Calyxt Board or the proposal of other business to be transacted at an annual meeting may be made (i) pursuant to Calyxt’s notice of meeting, (ii) by the Calyxt Board, or (iii) by any Calyxt Stockholder who is entitled to vote at the meeting and who timely complies with the notice procedures set forth below.

The Calyxt Bylaws further provide that a stockholder’s notice must be received in writing by Calyxt’s secretary at Calyxt’s principal

	The Cibus Operating Agreement does not contain advance notice requirements for unitholder proposals.	The Amended Bylaws provide that at an annual meeting of Cibus, Inc. stockholders, no business shall be conducted which has not been properly brought before the meeting. To be properly brought before a meeting, business must (i) be brought before the meeting by or at direction of the Cibus, Inc. Board, (ii) otherwise be properly brought by a stockholder who (a) has complied with the requirements for bringing proposals in the Amended Bylaws, (b) was a stockholder of record at the time of giving the notice and at the

Pre-Merger Calyxt, Inc. (Common Stock)	Pre-Merger Cibus Global, LLC (Common and Preferred Units)	Cibus, Inc. (Post-Mergers)
executive offices not less 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting, and no later than the later of 70 days prior to the date of the meeting or 10 days following the date of the public announcement of the date of the meeting first made by Calyxt.

stockholder meeting, and (c) is entitled to vote at the annual meeting of stockholders, or (iii) relate to an item of business that is a proper subject to stockholder action under applicable law.

To be in proper form, a stockholder’s notice must set forth in writing certain information, including information regarding (1) the proposing stockholder and number and types of shares owned by such stockholder, (2) any material interests of such stockholder in connection with the proposal or nomination and (3) in the case of nomination of a director, certain information regarding the nominee and the number and types of shares owned by the nominee. Further, Cibus, Inc. may require the stockholder and its nominees, as applicable, to furnish additional information upon request. Pursuant to the Amended Bylaws, for each person whom a stockholder giving notice proposes to nominate for election as a director, such notice must include, among other things, (A) a completed questionnaire with respect to the identity, background and qualification of the proposed nominee and (B) a written representation and agreement that such nominee is qualified and intends to serve as a director for a full term if elected, will not enter into certain types of agreements in connection with Cibus, Inc. and if elected, will comply with all corporate governance, ethics, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of Cibus, Inc.

Pre-Merger Calyxt, Inc. (Common Stock)	Pre-Merger Cibus Global, LLC (Common and Preferred Units)	Cibus, Inc. (Post-Mergers)

Pursuant to the Amended Bylaws, for a stockholders’ notice to be timely, such notice must be delivered to the Cibus, Inc. secretary not less than 90 nor more than 120 calendar days prior to the first anniversary of the date on which Cibus, Inc. held the preceding year’s annual meeting of the stockholders, provided, however, that if the date of the annual meeting is scheduled for a date more than 30 calendar days prior to or more than 30 calendar days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely, must be delivered not later than the close of business of the later of the 90th calendar prior to such annual meeting and the 10th calendar day following the day on which public disclosure of the date of such meeting is first made.

The presiding officer of any annual meeting shall, if the facts warrant, determine that a proposal or nomination was not properly brought before the meeting in accordance with the provisions of the Amended Bylaws, and such proposal or nomination will be disregarded.

Forum Selection

The Calyxt Certificate of Incorporation provides that unless Calyxt consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of Calyxt, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of Calyxt to Calyxt or	The Cibus Operating Agreement does not provide for a specific forum.	The Amended Certificate of Incorporation provides that unless Cibus, Inc. consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder to bring (i) any derivative action or proceeding brought on behalf of Cibus, Inc., (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other

Pre-Merger Calyxt, Inc. (Common Stock)	Pre-Merger Cibus Global, LLC (Common and Preferred Units)	Cibus, Inc. (Post-Mergers)
Calyxt Stockholders, (iii) any action asserting a claim against Calyxt, its directors, officers or employees arising pursuant to any provision of the DGCL, the Calyxt Certificate of Incorporation or the Calyxt Bylaws, or (iv) any action asserting a claim against Calyxt, its directors, officers or employees governed by the internal affairs doctrine.		employee of Cibus, Inc. to Cibus, Inc. or its stockholders, (iii) any action asserting a claim against Cibus, Inc., its directors, officers or employees arising pursuant to any provision of the DGCL, the Amended Certificate of Incorporation or the Amended Bylaws, or (iv) any action asserting a claim against Cibus, Inc., its directors, officers or employees governed by the internal affairs doctrine.

Registration Rights

Under the Stockholders Agreement, Cellectis has certain registration rights, including the right to demand that Calyxt file a registration statement, or request that their shares be covered by a registration statement that Calyxt is otherwise filing.	Under Cibus’ Fourth Amended and Restated Registration Rights Agreement, the holders of at least 25% of Cibus Global’s issued and outstanding units, acting together, have certain registration rights, including the right to demand that Cibus Global file a registration statement, or request that their shares be covered by a registration statement that Cibus Global is otherwise filing.	Under the Registration Rights Agreement, only holders of Up-C Units have registration rights, pursuant to the terms and subject to the conditions set forth therein. The Amended Certificate of Incorporation and the Amended Bylaws do not otherwise provide that Cibus, Inc. stockholders have registration rights.

Dividends, Distributions and Stock Repurchases

The Calyxt Bylaws provide that except as otherwise provided by law or the Calyxt Certificate of Incorporation, the Calyxt Board may from time to time declare and pay dividends upon the shares of Calyxt’s capital stock, which dividends may be paid in either cash, property or shares of stock of Calyxt.

Pursuant to the Stockholders Agreement, so long as Cellectis and its affiliates beneficially owns at least 15% of the then outstanding shares of Calyxt Common Stock, Calyxt may only declare dividends on Calyxt Common Stock with Cellectis’ prior approval.

Pursuant to the Cibus Operating Agreement, the Cibus Board may, in its sole discretion, declare certain amounts for distribution to Cibus Unitholders on a quarterly basis, after taking into account reserves for actual or anticipated liabilities, working capital and capital spending plans. Distributions to Cibus Unitholders shall be made in the order set forth in Section 5.4.1 of the Cibus Operating Agreement.

Upon the termination of the service of any employee or other agent of Cibus Global who owns voting or non-voting common units, Cibus Global shall have the option, at

The Amended Certificate of Incorporation provides that, subject to applicable law and rights, if any of holders of Cibus, Inc. preferred stock, the Cibus, Inc. Board may from time to time declare and pay dividends upon the shares of Class A Common Stock, which dividends may be paid in either cash, property or shares of stock of Cibus, Inc. Except as provided below, dividends of cash or property may not be declared or paid on shares of Class B Common Stock.

The Cibus, Inc. Board may not declare or make any stock dividend, stock split, reverse stock

Pre-Merger Calyxt, Inc. (Common Stock)	Pre-Merger Cibus Global, LLC (Common and Preferred Units)	Cibus, Inc. (Post-Mergers)
	Cibus Board’s discretion, within 90 days of such termination, to purchase any or all of such individual’s non-voting common units or voting common units or preferred units issued upon conversion of such non-voting common units. The purchase price for any such units shall be the fair market value of the units on the date of the termination.	split, combination of stock, reclassification or recapitalization on any class of Common Stock (each, a “Stock Adjustment”) unless (i) a corresponding Stock Adjustment for all other classes of Cibus, Inc. common stock not so adjusted at the time outstanding is made in the same proportion and the same manner and (ii) the Stock Adjustment has been reflected in the same economically equivalent manner on all Cibus, Inc. common stock. Stock dividends with respect to each class of Cibus, Inc. common stock may only be paid with shares of stock of the same class of Cibus, Inc. common stock.

Liquidation

The Calyxt Certificate of Incorporation and the Calyxt Bylaws do not provide for required actions upon liquidation of the company.	The Cibus Board may not cause the dissolution of the company or adopt a plan of liquidation without a Resolution of Members. In the event of a dissolution of Cibus Global, the proceeds of the liquidation shall be distributed in the following order of priority: (i) to creditors of Cibus Global, whether or not they are unitholders thereof; (ii) to the setting up of any reserves that the Cibus Board may deem reasonably necessary for any contingent or unforeseen liabilities of the company; and (iii) to the Cibus Unitholders in the same order as set forth for distributions to the Cibus Unitholders.	Under the Amended Certificate of Incorporation, in the event of any voluntary or involuntary liquidation, dissolution or winding-up of Cibus, Inc.’s affairs, after the payment of debts and other liabilities including rights of holders of preferred stock, if any, the holders of Class A Common Stock will be entitled to receive an amount per share equal to the par value thereof, and thereafter the holders of Class A Common Stock shall be entitled to receive the remaining assets of Cibus, Inc. available for distribution ratably in proportion to the number of shares of Class A Common Stock. The holders of Class B Common Stock shall not be entitled to receive, with respect to such shares, any assets of Cibus, Inc. in excess of the par value thereof, in the event of any voluntary or involuntary dissolution or liquidation of Cibus, Inc.

Pre-Merger Calyxt, Inc. (Common Stock)	Pre-Merger Cibus Global, LLC (Common and Preferred Units)	Cibus, Inc. (Post-Mergers)

Amendment to Governing Documents

Calyxt may amend the Calyxt Certificate of Incorporation, provided that, Articles 5 (Board of Directors), 6 (Stockholders), 7 (Limitations on Liability and Indemnification), 8 (Corporate Opportunities), 9 (Exclusive Jurisdiction), 10 (Miscellaneous) and 11 (Amendment of Certificate of Incorporation) may not be amended or repealed in any respect, and no other provision may be adopted, amended or repealed which would have the effect of modifying the foregoing articles, without the affirmative vote of the holders of not less than 66 2/23% of the total voting power of all outstanding securities of Calyxt generally entitled to vote in the election of directors, voting together as a single class.

The Calyxt Board or not less than 66 2/3% of the holders of then-outstanding Calyxt Common Stock entitled to vote thereon at any annual or special meeting of stockholders, may alter, amend, or repeal the Calyxt Bylaws, or create new bylaws.

Pursuant to the Stockholders Agreement, so long as Cellectis beneficially owns at least 15% of the then outstanding shares of Calyxt Common Stock, Cellectis’ prior approval is required for any amendment to Calyxt’s governing documents that would change Calyxt’s name, jurisdiction of incorporation, principal office location or corporate purpose.

The Cibus Operating Agreement may only be amended by (i) a Resolution of Members, and (ii) by a resolution of the holders of more than 50% of Cibus Global’s preferred units, provided, however, that (a) prior to the effective date of a registration statement for Cibus Global’s securities, no amendment to the Cibus Operating Agreement shall adversely affect the Major Members without by a resolution of more than 50% of the Major Members, (b) provided, further, that so long as 10% of the applicable series of preferred units are issued and outstanding, no amendment shall be made with respect to such series without a resolution of more than 50% of the holders of such series and (c) provided, further, that certain definitions cannot be amended without the consent of the parties to whom such definitions relate. The foregoing restrictions do not apply to ministerial or clerical corrections, or changes that the Cibus Board, in good faith, deems reasonably appropriate or necessary to comply with governmental or tax authorities.

Under the Amended Certificate of Incorporation, holders of Cibus, Inc. common stock shall have no voting power with respect to any amendment to the Amended Certificate of Incorporation that relates solely to the terms of any preferred stock.

Pursuant to the Amended Certificate of Incorporation, the Cibus, Inc. Board shall have the power, without stockholder approval, to adopt, alter, amend, change or repeal the Amended Bylaws by affirmative vote of the majority of directors then in office. Additionally, Cibus, Inc. shall have the power to amend, alter, change, or repeal any provision of the Amended Certificate of Incorporation at any time.

Stockholder / Unitholder Agreement

Pursuant to the Stockholders Agreement, Cellectis has certain rights for so long as it beneficially owns at least 15% of the then outstanding shares of Calyxt	Cibus Global does not currently have a unitholder agreement in place. Applicable provisions are described elsewhere herein to the	Cibus, Inc. does not intend to have a stockholders agreement in place.

Pre-Merger Calyxt, Inc. (Common Stock)	Pre-Merger Cibus Global, LLC (Common and Preferred Units)	Cibus, Inc. (Post-Mergers)
Common Stock, including certain board nomination and designation rights, the right to approve amendments to the Calyxt Certificate of Incorporation and Calyxt Bylaws, the right to approve the payment of any regular or special dividends, the right to approve any public or private offering, merger, amalgamation or consolidation or any sale, conveyance, transfer or disposition of Calyxt’s assets, and to approve any appointment to or removal from the Calyxt Board.	extent they are incorporated into the Cibus Operating Agreement.

Indemnification; Limitation of Liability

The Calyxt Certificate of Incorporation provides that Calyxt shall indemnify its directors for monetary damages for breach of fiduciary duties as a director to the fullest extent of Delaware Law. The Calyxt Certificate of Incorporation further provides that Calyxt shall indemnify its directors and officers, provided, that Calyxt will not indemnify its directors and officers with respect to a proceeding (or part thereof) initiated by such director or officer, unless the Calyxt Board approved such proceeding.

Except as otherwise provided by Delaware Law, no Cibus Unitholder shall, pursuant to the Cibus Operating Agreement, (i) be personally liable for any debt, liability or other obligation of Cibus Global, (ii) have any liability in excess of (a) the amount of capital contributions of such unitholder, (b) its share of assets and undistributed profits of Cibus Global, if any, and (c) the amount of any wrongful distribution to such unitholder, only if and to the extent that such unitholder had actual knowledge at the time of the distribution that such distribution was made in violation of the DGCL.

The Cibus Operating Agreements provides that no Cibus Unitholder or director shall be liable to Cibus or any other unitholder for any loss or damage sustained by Cibus Global or a Cibus Unitholder, unless the loss or damage is the result of fraud, intentional or reckless misconduct, or knowing violation of law by such individual. Further, no Cibus Unitholder or director shall be liable to Cibus Global or any other unitholder for

The Amended Certificate of Incorporation provides that Cibus, Inc. shall indemnify its directors and officers for monetary damages for breach of fiduciary duties as a director or officer thereof. Notwithstanding the preceding sentence, a director or officer of Cibus, Inc. shall be liable to the extent provided by applicable law, (i) with respect to any officer or director, (a) for any breach of such director’s or officer’s duty of loyalty to Cibus, Inc. or its stockholders, (b) for acts and omissions not in good faith or which involve intentional misconduct or knowing violations of law, or (c) any transaction from which such director or officer derived an improper personal benefit, (ii) with respect to any director, pursuant to Section 102(b)(7) of the DGCL, and (iii) with respect to any officer in any action by or in the right of Cibus, Inc.

The Amended Certificate of Incorporation further provides that Cibus, Inc. shall indemnify any person who was or is a party or is threatened to be made a party to,

Pre-Merger Calyxt, Inc. (Common Stock)	Pre-Merger Cibus Global, LLC (Common and Preferred Units)	Cibus, Inc. (Post-Mergers)

any act performed in good faith in connection with Cibus Global’s affairs.

The Cibus Operating Agreement further provides that to the fullest extent of Delaware Law, Cibus Global will pay the expenses incurred directors and Cibus Unitholders, for monetary damages arising from or in connection with any action or omitted action undertaken by the aforementioned individuals in connection with Cibus Global’s affairs, provided, however, such individual shall repay Cibus Global such amounts as are determined to be attributable to actions taken by such individuals in bad faith.

any threatened, action, suit or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that he or she is or was a director or officer of Cibus, Inc., or is or was serving at the request of Cibus, Inc. as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise, including with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, to the fullest extent provided by the DGCL against expenses (including attorneys’ fees, judgments, fines, Employee Retirement Income

Security Act excise taxes or penalties and amounts paid or to be paid in settlement) actually and reasonably incurred by him or her in connection with such action, suit or proceeding. Cibus, Inc. will not indemnify its directors and officers with respect to a proceeding (or part thereof) initiated by such director or officer (other than proceedings initiated to enforce such person’s rights to indemnification), unless the Cibus, Inc. Board approved such proceeding or indemnification is otherwise required by the DGCL.

The Amended Certificate of Incorporation provides that expenses (including attorneys’ fees) incurred by a Cibus, Inc. officer or director in defending or settling any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by Cibus, Inc. in advance of the final disposition of such action,

Pre-Merger Calyxt, Inc. (Common Stock)	Pre-Merger Cibus Global, LLC (Common and Preferred Units)	Cibus, Inc. (Post-Mergers)
suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by Cibus, Inc. as authorized in this provision.

Preemptive Rights

The Calyxt Certificate of Incorporation and the Calyxt Bylaws do not provide that Calyxt Stockholders have preemptive rights.	The Cibus Operating Agreement provides that in the event that Cibus Global or its subsidiaries propose to issue new or additional membership units, subject to certain exclusions, the Cibus Board must first give written notice of the offering to certain holders of preferred units and the opportunity to participate in such offering.	The Amended Certificate of Incorporation and the Amended Bylaws do not provide that Cibus, Inc. stockholders have preemptive rights.

Conversion of Shares / Units

The Calyxt Certificate of Incorporation and the Calyxt Bylaws do not provide for conversion of Calyxt’s stock.	Pursuant to the Cibus Operating Agreement, upon the resolution of the majority of holders of each of Cibus Series D Preferred Units, Cibus Series E Preferred Units and Cibus Series F Preferred Units, all issued and outstanding Cibus Preferred Units will automatically be converted into voting common units on a one-for-one basis. Further, prior to the issuance of any distributions to Cibus Unitholders, any holder of Cibus Preferred Units may convert such units into voting common units on a one-for-one basis. So long as Cibus Preferred Units are outstanding, Cibus Global may reserve a number of units and keep available out of the authorized but unissued membership units, for the purpose of effecting the conversion of the Cibus Preferred Units in accordance with the foregoing sentences.	Pursuant to the Amended Certificate of Incorporation, Cibus, Inc. may at all times reserve and keep available out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of the issuance in connection with the exchange of the Up-C Units, the number of shares of Class A Common Stock that are issuable upon the conversion of the Up-C Units.

Pre-Merger Calyxt, Inc. (Common Stock)	Pre-Merger Cibus Global, LLC (Common and Preferred Units)	Cibus, Inc. (Post-Mergers)

Rights of First Refusal; Co-Sale Rights

The Calyxt Certificate of Incorporation and the Calyxt Bylaws do not provide for any rights of first refusal or co-sale rights in connection with Calyxt Common Stock.

If a Cibus Unitholder receives a bona fide offer to purchase any or all of such unitholder’s units, such unitholder must first notify Cibus Global in writing of such unitholder’s intention to sell its units (the “Offer Notice”). The Offer Notice must set forth (i) the number of units being offered to be purchased, (ii) the price at which such units are being offered, (iii) the identity of the offeror, and (iv) the material terms of such offer. Cibus Global or its assignee may elect to purchase all or part of the units described in the Offer Notice by providing written notice of its intention to purchase the units (a “Purchase Notice”) within 10 days of receipt of the Offer Notice and under the same terms thereof. Cibus Global is required to complete such purchase within 30 days of sending a Purchase Notice to the selling Cibus Unitholder. If Cibus Global fails to consummate such purchase, after a period of 120 days following delivery of the Offer Notice, the offering Cibus Unitholder may sell its units to the original offeror.

If (a) the Cibus Board, (b) the Cibus Unitholders and (c) the holders of the Cibus Series F Preferred Units, approve any sale of Cibus Global, then Cibus Unitholders must comply with certain requirements in connection with the sale of Cibus Global, including but not limited to, appointing a unitholder representative, refrain from exercising any dissenters’ rights or rights of appraisal, if any, and executing all documentation necessary to support the sale of Cibus Global.

The Amended Certificate of Incorporation and the Amended Bylaws do not provide for any rights of first refusal or co-sale rights in connection with Cibus, Inc. common stock.

PRINCIPAL STOCKHOLDERS OF CALYXT, INC.

Except where specifically noted, the following information and all of the information in this proxy statement/prospectus does not give effect to the Reverse Stock Splits. The following table sets forth certain information regarding beneficial ownership of Calyxt Common Stock as of March 31, 2023, for:

•	each person whom Calyxt, Inc. knows to own beneficially more than 5% of Calyxt Common Stock;

•	each director and named executive officer individually; and

•	all directors and executive officers as a group.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares that may be acquired within 60 days of the date for which information is presented. Shares that may be acquired within 60 days are deemed outstanding for computing the percentage of the person holding such rights but are not outstanding for purposes of computing the percentage of any other person. The percentage of beneficial ownership for the following table is based on 49,730,657 shares of Calyxt Common Stock outstanding as of March 31, 2023.

Unless otherwise indicated, the address for each listed director and named executive officer is c/o Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113. The address of Cellectis is 8, rue de la Croix Jarry, 75013, Paris, France.

	Calyxt Common Stock Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage of Class
5% Beneficial Owners:
Cellectis S.A. (1)	23,963,175	48.2%
Armistice Capital Master Fund Ltd. (2)	7,760,000	15.6%

	Calyxt Common Stock Beneficially Owned
Name of Beneficial Owner †	Number of Shares	Percentage of Class
Directors and Named Executive Officers:
Laurent Arthaud	—	*
Philippe Dumont (3)	75,512	*
Jonathan B. Fassberg (4)	60,827	*
Anna Ewa Kozicz-Stankiewicz (5)	72,832	*
Kimberly K. Nelson (6)	63,185	*
Christopher J. Neugent (7)	86,612	*
Yves J. Ribeill (8)	311,057	*
Michael A. Carr (9)	427,276	*
William F. Koschak (10)	416,938	*
Travis J. Frey, Ph.D. (11)	312,092	*
Debra Frimerman (12)	308,833	*
Directors and current executive officers as a group (11 persons) (13)	2,135,164	4.3%

†	As of March 31, 2023, there were no directors or named executive officers that beneficially owned ordinary shares of Cellectis S.A.
*	Represents beneficial ownerships of less than one percent of Calyxt, Inc.’s outstanding shares of common stock.
(1)

Based upon an Amendment No. 6 to Schedule 13D filed by Cellectis with the SEC on January 13, 2023, in which Cellectis reports sole voting power over 23,963,175 shares and sole dispositive power over 23,963,175 shares.

(2)

Represents 7,760,000 shares underlying Calyxt Common Warrants held by Armistice Capital Master Fund Ltd. (“Master Fund”) that grant the Master Fund the right to acquire upon exercise of the outstanding Calyxt Common Warrants within 60 days of March 31, 2023, which warrants are subject to a beneficial ownership limitation that precludes the Master Fund from exercising any portion of them to the extent that, following the exercise, the Master Fund’s ownership of Calyxt Common Stock would exceed 9.99% of the total number of Calyxt, Inc. outstanding shares. The reported securities are directly owned by the Master Fund, a Cayman Islands exempted company, and may be deemed to be indirectly beneficially owned by (i) Armistice Capital, LLC (“Armistice Capital”), as the investment manager of the Master Fund; and (ii) Steven Boyd, as the Managing Member of Armistice Capital. Each of Armistice Capital and Mr. Boyd disclaim beneficial ownership of the reported securities except to the extent of their respective pecuniary interests therein, and this report shall not be deemed an admission that either of them are the beneficial owners of the securities for purposes of Section 16 of the Exchange Act, or for any other purpose.

(3)	Includes 47,898 shares of Calyxt Common Stock that Mr. Dumont has the right to acquire upon the exercise of stock options within 60 days of March 31, 2023.
(4)	Includes 38,923 shares of Calyxt Common Stock that Mr. Fassberg has the right to acquire upon the exercise of stock options within 60 days of March 31, 2023.
(5)	Includes 48,743 shares of Calyxt Common Stock that Ms. Kozicz has the right to acquire upon the exercise of stock options within 60 days of March 31, 2023.
(6)	Includes 55,981 shares of Calyxt Common Stock that Ms. Nelson has the right to acquire upon the exercise of stock options within 60 days of March 31, 2023.
(7)	Includes 44,708 shares of Calyxt Common Stock that Mr. Neugent has the right to acquire upon the exercise of stock options within 60 days of March 31, 2023.
(8)	Includes 211,832 shares of Calyxt Common Stock that Dr. Ribeill has the right to acquire upon the exercise of stock options within 60 days of March 31, 2023.
(9)	Includes 189,166 shares of Calyxt Common Stock that Mr. Carr has the right to acquire upon the exercise of stock options within 60 days of March 31, 2023.
(10)	Includes 270,164 shares of Calyxt Common Stock that Mr. Koschak has the right to acquire upon the exercise of stock options within 60 days of March 31, 2023.
(11)	Includes 191,832 shares of Calyxt Common Stock that Dr. Frey has the right to acquire upon the exercise of stock options within 60 days of March 31, 2023.
(12)	Includes 193,832 shares of Calyxt Common Stock that Ms. Frimerman has the right to acquire upon the exercise of stock options within 60 days of March 31, 2023.
(13)

Calyxt, Inc. amounts include 1,293,079 shares of Calyxt Common Stock the directors and current executive officers have the right to acquire upon the exercise of options exercisable within 60 days of March 31, 2023.

PRINCIPAL UNITHOLDERS OF CIBUS GLOBAL

The following table sets forth certain information with respect to the beneficial ownership of Cibus Units as of March 31, 2023 for:

•	each person whom Cibus Global knows to own beneficially more than 5% of Cibus Global’s outstanding voting securities;

•	each director and NEO individually; and

•	all directors and executive officers as a group.

The following table does not include equity incentive awards granted after March 31, 2023.

The percentage of beneficial ownership prior to the Transactions in the table below is based on 225,134,079 outstanding voting Cibus Units as of March 31, 2023.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes Cibus Warrants to purchase voting units that are exercisable within 60 days of the date of this prospectus. Cibus Global voting units issuable pursuant to Cibus Warrants are deemed outstanding for computing the percentage of the person holding such Cibus Warrants but are not outstanding for purposes of computing the percentage of any other person. Unless otherwise indicated, the address for each listed director and NEO is c/o Cibus Global, LLC, 6455 Nancy Ridge Drive, San Diego, California 92121.

	Shares of Voting Cibus Global Units Beneficially Owned
Name of Beneficial Owner	Number		%
5% Stockholders:
BV Partners, LLC(1)	18,667,148		8.23%
FMR LLC(2)	32,544,493		14.46%
Cibus Investments, LLC	14,831,763		6.59%
Directors and Named Executive Officers:
Rory Riggs(3)	32,161,804		13.71%
Peter Beetham, Ph.D.	58,123		*
Greg Gocal, Ph.D.	173,291	(7)	*
Wade King, MD	142,045		*
Mark Finn	257,043	(6)	*
Jean-Pierre Lehmann(4)	28,736,749		12.34%
Gerhard Prante, Ph.D.	95,329		*
Eugene Linden	33,115	(8)	*
Mark Lu(5)	12,063,246		5.36%
Keith Walker, Ph.D.	243,214	(9)	*
Directors and executive officers as a group (10 persons)	73,963,959		31.86%

*	Represents beneficial ownership of less than one percent of outstanding voting Cibus Global Units.
(1)

Represents (a) 17,069,116 Cibus Preferred Units and (b) Cibus Warrants to purchase 1,598,032 voting Cibus Global units held by the Blocker owned by private funds managed by BV Partners, LLC, of which entity Mark T. Finn and Jonathan F. Finn serve as managing members. As per agreement, Mark T. Finn and Jonathan F. Finn hold direct voting and dispositive power over the units held by the funds managed by BV Partners, LLC. Mark T. Finn and Jonathan F. Finn each disclaims beneficial ownership of the units held by such private funds except to the extent of his pecuniary interest therein.

(2)

Represents Cibus Preferred Units held by the Blockers established by entities advised or sub-advised by Fidelity Management & Research Company, comprising: 2,311,010 Cibus Preferred Units held by FSGRWCO CB Holdings LLC, 8,554,302 Cibus Preferred Units held by GRTHCOCP CB Holdings LLC, 8,770,694 Cibus Preferred Units held by GROWTHCO CB Holdings LLC, 7,514,641 Cibus Preferred Units

held by BCGF CB Holdings LLC, 277,529 Cibus Preferred Units held by BCGFCP CB Holdings LLC, 704,270 Cibus Preferred Units held by PYLBCG CB Holdings LLC, 548,277 Cibus Preferred Units held by BCGFK CB Holdings LLC, 2,356,149 Cibus Preferred Units held by GRWTHCOK CB Holdings LLC and 1,507,621 Cibus Preferred Units held by FSBCGF CB Holdings LLC.

These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chair, the Chief Executive Officer and the President of FMR LLC.

Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds Boards of Trustees. The address for FMR LLC is 245 Summer Street, Boston, MA 02210.

(3)

Includes (a) (i) 22,218,173 Cibus Preferred Units and (ii) Cibus Warrants to purchase 9,505,992 voting Cibus Global units, in each case for which Mr. Riggs has sole voting and dispositive control, (b) (i) 75,866 Cibus Preferred Units and (ii) Cibus Warrants to purchase 14,981 voting Cibus Global units held jointly with Robin Riggs, and (c) 346,792 Cibus Preferred Units held by the Rory Riggs Family Trust, for which Mr. Riggs is trustee and has sole voting and dispositive power with respect to the Cibus Preferred Units held by the trust.

(4)	Includes (a) 20,995,907 Cibus Preferred Units and (ii) Cibus Warrants to purchase 7,740,842 voting Cibus Global units held by JPL Investments SA, which Mr. Lehmann is deemed to beneficially own.
(5)

Includes (a) 8,279,472 Cibus Preferred Units held by Lufam Genetic Biotech Ltd. and (b) 3,783,774 Cibus Preferred Units held by Rowiss Biotech Investment Ltd., which Mr. Lu is deemed to beneficially own.

(6)	Includes (a) 221,573 Cibus Preferred Units and (b) Cibus Warrants to purchase 35,470 voting Cibus Units.
(7)	Includes (a) 97,307 Cibus Preferred Units and (b) Cibus Warrants to purchase 75,984 voting Cibus Units.
(8)	Includes (a) 1,115 Cibus Preferred Units and (b) Cibus Warrants to purchase 32,000 voting Cibus Units.
(9)	Includes (a) 241,006 Cibus Preferred Units and (b) Cibus Warrants to purchase 2,208 voting Cibus Units.

PRINCIPAL STOCKHOLDERS OF CIBUS, INC.

Except where specifically noted, the following information and all of the information in this proxy statement/prospectus does not give effect to the Reverse Stock Splits. The table below sets forth certain information with respect to the beneficial ownership of the Class A Common Stock and Class B Common Stock of Cibus, Inc. upon consummation of the Transactions based on beneficial ownership of Calyxt Common Stock and Cibus Units as of March 31, 2023 by:

•	each director of Cibus, Inc.;

•	each named executive officer of Cibus, Inc.;

•	all of Cibus, Inc.’s directors and executive officers as a group; and

•

each person or entity expected by Cibus Global and Calyxt, Inc. to become the beneficial owner of more than 5% of the Class A Common Stock and Class B Common Stock of Cibus, Inc. upon the consummation of the Transactions.

The table below does not include equity incentive awards granted after March 31, 2023.

The below tables each assume that the consummation of the Transactions occurred on March 31, 2023 and that, assuming prior to, or concurrent with, the consummation of the Transactions (a) Cibus Global completed the sale of $50.0 million of additional Cibus Series F Preferred Units to New Ventures Agtech Solutions, LLC, (b) Calyxt issued an aggregate of 3,487,503 fully-vested restricted stock units to certain employees with respect to 3,487,503 shares of Class A Common Stock and (c) prior to the consummation of the Transactions Cibus Global issued an aggregate of 1,244,600 Cibus PIUs reserved for issuance to certain of its employees. Immediately prior to the consummation of the Transactions, (i) Cibus Global is expected to have (A) 250,134,079 Cibus Units (exclusive of Cibus PIU) outstanding, (B) 64,193,846 Cibus PIUs outstanding and (C) outstanding Cibus Warrants to purchase 29,751,050 Cibus Units and (ii) Calyxt, Inc. is expected to have 53,739,250 shares of Common Stock outstanding.

The table below assumes that upon the Closing, no Electing Members elected to receive Up-C Units and that all Electing Members chose to receive Class A Common Stock such that there would be a total of 1,097,366,833 shares of Class A Common Stock and a total of 0 Class B Common Stock of Cibus, Inc. outstanding upon the closing of the Transactions. The table does not reflect the effect of the Reverse Stock Splits.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options that are exercisable within 60 days of the date of this prospectus. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for purposes of computing the percentage of any other person. Unless otherwise indicated, the address of each person or entity listed in the table is c/o Cibus Global, LLC, 6455 Nancy Ridge Drive, San Diego, California 92121.

	Class A Common Stock Beneficially Owned		Class B Common Stock Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage of Total Class A Common and Class B Common	Number of Shares	Percentage of Total Class A Common and Class B Common
Directors and Named Executive Officers:
Rory Riggs (1)	196,502,752	17.91%	0	*
Peter Beetham, Ph.D.	19,121,110	1.74%	0	*
Greg Gocal, Ph.D.	16,041,495	1.46%	0	*
Wade King, M.D.	11,032,739	1.01%	0	*
Mark Finn	3,927,484	*	0	*
Jean-Pierre Lehmann (2)	84,352,897	7.69%	0	*
Gerhard Prante, Ph.D.	3,588,833	*	0	*
Keith Walker, Ph.D.	4,934,525	*	0	*

	Class A Common Stock Beneficially Owned		Class B Common Stock Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage of Total Class A Common and Class B Common	Number of Shares	Percentage of Total Class A Common and Class B Common
All current executive officers and directors as a group (8 persons)	339,501,836	30.83%	0	*
Greater than 5% stockholders:
FMR LLC (3)	103,180,923	9.40%	0	*
New Ventures Agtech Solutions, LLC (4)	79,261,431	7.22%	0	*
BV Partners, LLC (5)	57,197,298	5.21%	0	*

*	Represents beneficial ownership of less than one percent of Calyxt, Inc.’s outstanding shares of Class A Common Stock and Class B Common Stock upon consummation of the Transactions.
(1)

Includes (a) 115,781,122 shares for which Mr. Riggs has sole voting and dispositive control, (b) 269,960 shares held jointly with Robin Riggs, (c) 1,190,239 shares held by the Rory Riggs Family Trust, for which Mr. Riggs is trustee and has sole voting and dispositive power with respect to the shares held by the trust and (d) 79,261,431 shares held by New Ventures Agtech Solutions, LLC for which Mr. Riggs has voting and investment power. Includes approximately 25,000,000 shares of Class A Common Stock issuable in respect of approximately 7,900,000 Cibus Units pledged as collateral to secure certain personal indebtedness.

(2)	Includes 84,352,897 shares held by JPL Investments SA, which Mr. Lehmann is deemed to beneficially own.
(3)

Consists of the following shares to be issued with respect to the Blockers established by entities advised or subadvised by Fidelity Management & Research Company: 7,326,958 shares to be issued to Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund with respect to Cibus Preferred units held by FSGRWCO CB Holdings LLC, 27,121,049 shares to be issued to Fidelity Growth Company Commingled Pool with respect to Cibus Preferred Units held by GRTHCOCP CB Holdings LLC, 27,807,110 shares to be issued to Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund with respect to Cibus Preferred Units held by GROWTHCO CB Holdings LLC, 23,824,848 shares to be issued to Fidelity Securities Fund: Fidelity Blue Chip Growth Fund with respect to Cibus Preferred Units held by BCGF CB Holdings LLC, 879,894 shares to be issued to Fidelity Blue Chip Growth Commingled Pool with respect to Cibus Preferred Units held by BCGFCP CB Holdings LLC, 2,232,858 shares to be issued to FIAM Target Date Blue Chip Growth Commingled Pool with respect to Cibus Preferred Units held by PYLBCG CB Holdings LLC, 1,738,280 shares to be issued to Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund with respect to Cibus Preferred Units held by BCGFK CB Holdings LLC, 7,470,070 shares to be issued to Fidelity Mt. Vernon Street Trust : Fidelity Growth Company K6 Fund with respect to Cibus Preferred Units held by GRWTHCOK CB Holdings LLC and 4,779,848 shares to be issued to Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund with respect to Cibus Preferred Units held by FSBCGF CB Holdings LLC.

These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chair, the Chief Executive Officer and the President of FMR LLC.

Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act

(“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds Boards of Trustees. The address for FMR LLC is 245 Summer Street, Boston, MA 02210.

(4)	Rory Riggs holds voting and investment power over the shares held by the New Ventures Agtech Solutions, LLC.
(5)

Represents shares issued with respect to the Blocker established by private funds managed by BV Partners, LLC, of which entity Mark T. Finn and Jonathan F. Finn serve as managing members. As per agreement, Mark T. Finn and Jonathan F. Finn hold direct voting and dispositive power over the shares held by the funds managed by BV Partners, LLC. Mark T. Finn and Jonathan F. Finn each disclaims beneficial ownership of the shares held by such private funds except to the extent of his pecuniary interest therein.

The table below does not include equity incentive awards granted after March 31, 2023.

The table below assumes that each (a) director of Cibus, Inc., (b) executive officer of Cibus, Inc. and (c) person or entity expected by Cibus Global and Calyxt, Inc. to become the beneficial owner of more than 5% of the Class A Common Stock and Class B Common Stock of Cibus, Inc. upon the consummation of the Transactions, in each case that is a Top 99 Holder, elects to receive Up-C Units to the maximum extent permitted under the Merger Agreement and that no other Top 99 Holder makes such election, such that there would be a total of 888,061,125 shares of Class A Common Stock and 209,305,707 shares of Class B Common Stock outstanding upon the closing of the Transactions. The table does not reflect the effect of any Reverse Stock Splits.

In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to options that are exercisable within 60 days of the date of this prospectus. Shares issuable pursuant to options are deemed outstanding for computing the percentage of the person holding such options but are not outstanding for purposes of computing the percentage of any other person. Unless otherwise indicated, the address of each person or entity listed in the table is c/o Cibus Global, LLC, 6455 Nancy Ridge Drive, San Diego, California 92121.

	Class A Common Stock Beneficially Owned		Class B Common Stock Beneficially Owned
Name of Beneficial Owner	Number of Shares	Percentage of Total Class A Common and Class B Common	Number of Shares	Percentage of Total Class A Common and Class B Common
Directors and Named Executive Officers:
Rory Riggs(1)	53,011,696	4.83%	143,491,056	13.08%
Peter Beetham, Ph.D.	18,946,047	1.73%	175,063	*
Greg Gocal, Ph.D.	15,748,413	1.44%	293,083	*
Wade King, M.D.	10,604,908	*	427,830	*
Mark Finn	3,260,121	*	667,363	*
Jean-Pierre Lehmann(2)	21,114,604	1.92%	63,238,294	5.76%
Gerhard Prante, Ph.D.	3,301,708	*	287,125	*
Keith Walker, Ph.D.	4,208,631	*	725,894	*
All current executive officers and directors as a group (8 persons)	130,196,128	17.86%	209,305,708	19.07%
Greater than 5% stockholders:
FMR LLC(3)	103,180,923	9.40%	0	*
New Ventures Agtech Solutions, LLC(4)	3,963,072	*	75,298,359	6.86%
BV Partners, LLC (5)	57,197,298	5.21%	0	*

*	Represents beneficial ownerships of less than one percent of Calyxt, Inc.’s outstanding shares of Class A Common Stock and Class B Common Stock upon consummation of the Transactions.

(1)

Includes (a) 115,781,122 shares for which Mr. Riggs has sole voting and dispositive control, (b) 269,960 shares held jointly with Robin Riggs, (c) 1,190,239 shares held by the Rory Riggs Family Trust, for which Mr. Riggs is trustee and has sole voting and dispositive power with respect to the shares held by the trust and (d) 79,261,431 shares held by New Ventures Agtech Solutions, LLC for which Mr. Riggs has voting and investment power. Includes approximately 25,000,000 shares of Class A Common Stock issuable in respect of approximately 7,900,000 Cibus Units pledged as collateral to secure certain personal indebtedness.

(2)	Includes 84,352,897 shares held by JPL Investments SA, which Mr. Lehmann is deemed to beneficially own.
(3)

Represents shares issued with respect to the Blockers established by entities advised or sub-advised by Fidelity Management & Research Company, comprising: 7,326,958 shares issued with respect to FSGRWCO CB Holdings LLC, 27,121,049 shares issued with respect to GRTHCOCP CB Holdings LLC, 27,807,110 shares issued with respect to GROWTHCO CB Holdings LLC, 23,824,848 shares issued with respect to BCGF CB Holdings LLC, 879,894 shares issued with respect to BCGFCP CB Holdings LLC, 2,232,858 shares issued with respect to PYLBCG CB Holdings LLC, 1,738,280 shares issued with respect to BCGFK CB Holdings LLC, 7,470,070 shares held with respect to GRWTHCOK CB Holdings LLC and 4,779,848 shares held with respect to FSBCGF CB Holdings LLC.

These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chair, the Chief Executive Officer and the President of FMR LLC.

Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds Boards of Trustees. The address for FMR LLC is 245 Summer Street, Boston, MA 02210.

(4)	Rory Riggs holds voting and investment power over the shares held by the New Ventures Agtech Solutions, LLC.
(5)

Represents shares issued with respect to the Blocker established by private funds managed by BV Partners, LLC, of which entity Mark T. Finn and Jonathan F. Finn serve as managing members. As per agreement, Mark T. Finn and Jonathan F. Finn hold direct voting and dispositive power over the shares held by the funds managed by BV Partners, LLC. Mark T. Finn and Jonathan F. Finn each disclaims beneficial ownership of the shares held by such private funds except to the extent of his pecuniary interest therein.

LEGAL MATTERS

Sidley Austin LLP, New York, New York, will pass on the validity of the Shares offered by this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of Calyxt, Inc. as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, included in the Proxy Statement of Calyxt, Inc., which is referred to and made part of this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about Calyxt, Inc.’s ability to continue as a going concern as described in Note 2, Going Concern, to the consolidated financial statements), appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Cibus Global, LLC as of December 31, 2022 and 2021 and for the years then ended included in this Proxy Statement/Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent auditor, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements contains an explanatory paragraph regarding Cibus Global, LLC’s ability to continue as a going concern.

WHERE YOU CAN FIND MORE INFORMATION

Calyxt, Inc. is subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, is required to file periodic reports, proxy statements and other information with the SEC. You can read Calyxt, Inc.’s SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

Calyxt, Inc. makes available free of charge, on or through the investor relations section of Calyxt, Inc.’s website, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after Calyxt, Inc. electronically files such material with, or furnishes it to, the SEC. Calyxt, Inc. will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all of the information that has been incorporated by reference into this prospectus but not delivered with this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may obtain copies of this prospectus and the documents incorporated by reference without charge by writing to Calyxt, Inc.’s investor relations team at 2800 Mount Ridge Road, Roseville, Minnesota 55113, by telephone at (651) 683-2807 or on Calyxt, Inc.’s website at www.calyxt.com. Information contained on Calyxt, Inc.’s website is not incorporated into this prospectus and you should not consider information contained on Calyxt, Inc.’s website to be part of this prospectus.

As of the date of this proxy statement/prospectus, Calyxt, Inc. has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register the shares of Class A Common Stock that Calyxt, Inc. will issue to Cibus Unitholders in the Mergers. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Calyxt, Inc., as well as a proxy statement of Calyxt, Inc. for the Calyxt Special Meeting.

Calyxt, Inc. has supplied all information contained in this proxy statement/prospectus relating to Calyxt, and Cibus Global has supplied all information contained in this proxy statement/prospectus relating to Cibus.

If you would like to request documents from Calyxt or Cibus, please send a request in writing or by telephone to either Calyxt or Cibus at the following addresses:

Calyxt, Inc. 2800 Mount Ridge Road Roseville, MN 55113 Telephone: (651) 683-2807 Attn: Investor Relations Email: Investors@Calyxt.com	Cibus Global, LLC 6455 Nancy Ridge Drive San Diego, CA 92121 Telephone: (858) 450-0008 Attn: Investor Relations Email: Investors@Cibus.com

OTHER MATTERS

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires Calyxt, Inc.’s directors and officers and persons who own more than 10% of Calyxt Common Stock to file reports of ownership and changes in ownership with the SEC, and to furnish Calyxt, Inc. with copies of the reports. Specific due dates for these reports are prescribed by SEC rules and Calyxt, Inc. is required to report in this proxy statement/prospectus any failure by directors, officers, or 10% holders to file such reports on a timely basis. Based on Calyxt, Inc.’s review of such reports and written representations from Calyxt, Inc.’s directors and officers, Calyxt, Inc. believes that all such filing requirements were timely met during 2022.

Procedure for Submitting Stockholders Proposals and Director Nominees at the 2024 Annual Meeting

The rules of the SEC permit Calyxt Stockholders, after timely notice to Calyxt, Inc., to present proposals in Calyxt, Inc.’s proxy statement for stockholder action where such proposals are consistent with applicable law, constitute a proper matter for stockholder action, and are not properly omitted by Calyxt, Inc. in accordance with the rules of the SEC. To be timely for Calyxt, Inc.’s 2024 Annual Meeting, a stockholder’s notice of a proposal must be delivered to or mailed and received by the Secretary of Calyxt, Inc. at Calyxt, Inc.’s principal executive offices, 2800 Mount Ridge Road, Roseville, MN 55113, no later than November 23, 2023.

Pursuant to the Calyxt Bylaws, in order for a proposal to be properly brought before the next annual meeting by a stockholder or for a stockholder’s nominee for director to be considered at such annual meeting, the stockholder must give written notice of such stockholder’s intent to bring a matter before the annual meeting or to nominate the director, which must be received by Calyxt, Inc. not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. In the case of Calyxt, Inc.’s 2024 Annual Meeting, to be timely under the Calyxt Bylaws, a stockholder’s notice must be received not later than February 2, 2024, nor earlier than January 3, 2024. Each such notice must set forth certain information with respect to the stockholder who intends to bring a proposal before the meeting or to make the nomination, and the director nominee or proposal, as set forth in greater detail in the Calyxt Bylaws. If Calyxt, Inc. receives notice of a stockholder proposal after February 2, 2024, such proposal also will be considered untimely pursuant to Rules 14a-4 and 14a-5(e) and the persons named in proxies solicited by the Calyxt Board for the 2024 Annual Meeting may exercise discretionary voting power with respect to such proposal.

In the event that the date of Calyxt, Inc.’s 2024 Annual Meeting is advanced more than 30 days prior to the anniversary of Calyxt, Inc.’s 2023 Annual Meeting or delayed more than 30 days after such anniversary date, then to be timely such notice must be received by Calyxt, Inc. no earlier than 120 days prior to such 2024 Annual Meeting and no later than the later of 70 days prior to the date of the meeting or the 10th day following the day on which public announcement of the date of the meeting was first made by Calyxt, Inc.

In addition to satisfying the requirements under the Calyxt Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Calyxt, Inc.’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act, which notice must be postmarked or transmitted electronically to Calyxt, Inc. at its principal executive offices no later than March 1, 2024. If the date of the 2024 Annual Meeting is changed by more than 30 calendar days from the anniversary of the 2023 Annual Meeting, then notice must be provided by the later of 60 calendar days prior to the date of the 2024 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2024 Annual Meeting is first made.

Stockholder Communications with the Calyxt Board

Stockholders may contact the Calyxt Board about bona fide issues or questions about Calyxt, Inc. by sending a letter to the following address: Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113, Attention: Board of Directors. Each communication should specify the applicable addressee or addressees to be contacted, the general topic of the communication, and the number of shares of Calyxt Common Stock that are owned of record (if a record holder) or beneficially. If a stockholder wishes to contact the independent members of the Calyxt Board, the stockholder should address such communication to the attention of the “Independent Directors” at the address above. Calyxt, Inc.’s General Counsel will initially receive and process communications before forwarding them to the addressee, and generally will not forward a communication that is unrelated to the duties and responsibilities of the Calyxt Board, including a communication the General Counsel determines to be primarily commercial in nature, is related to an improper or irrelevant topic, or is a request for general information about Calyxt, Inc. or its products or services.

Delivery of Documents to Stockholders Sharing an Address

A number of brokers with account holders who are Calyxt Stockholders will be “householding” Calyxt, Inc.’s proxy materials. A single Notice of Special Meeting or, if requested, set of proxy materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be “householding” communications to your address, “householding” will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in “householding” and would prefer to receive a separate Notice of Special Meeting and/or separate set of proxy materials, please notify your broker and direct your written request to Calyxt, Inc., Inc., 2800 Mount Ridge Road, Roseville, MN 55113, Attn: Secretary, or call (651) 683-2807. Calyxt, Inc. undertakes to deliver promptly to a stockholder upon such written or oral request a separate Notice of Special Meeting, and, if requested, set of proxy materials. Stockholders who currently receive multiple copies of the proxy materials at their address and would like to request “householding” of their communications should contact their broker.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Calyxt, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Calyxt, Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations, utilized cash from operations, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Adoption of ASU No. 2016-02

As discussed in Notes 1 and 8 to the consolidated financial statements, the Company changed its method of accounting for leases in 2022 due to the adoption of ASU No. 2016-02, Leases.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Description of the Matter

Common Stock Warrants

As discussed in Note 5 to the consolidated financial statements, the Company entered into a follow-on public offering and issued common warrants to purchase shares of common stock. These warrants were initially recorded as a liability at their fair value on the date issued. Subsequent changes in the fair value of the warrants are recorded in earnings. As of December 31, 2022, the fair value of the warrants was $291 thousand. The Company has recognized an unrealized gain on the fair value of the warrants of $5,120 thousand in other income (expense), net in the year ended December 31, 2022.

Auditing the Company’s valuation of the common stock warrants was complex due to the degree of judgment required in evaluating the significant assumptions, principally the expected volatility used in the Black-Scholes model.

How We Addressed the Matter in Our Audit	To test the Company’s valuation of the warrants determined by the Black-Scholes model, we performed audit procedures that included, among others, assessing the methodology used and testing significant assumptions and the underlying data used by the Company in its analysis, including assessing the completeness and accuracy of such underlying data. We involved internal valuation specialists in assessing the fair value methodology applied and evaluating the reasonableness of the assumptions used by management, including evaluating significant assumptions by comparing them to independently developed estimates. We performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the warrants that would result from changes in the assumptions. Furthermore, we assessed the appropriateness of the disclosures in the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2015.

Minneapolis, Minnesota

March 2, 2023

CALYXT, INC.

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Par Value and Share Amounts)

	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$3,427	$13,823
Restricted cash	99	499
Prepaid expenses and other current assets	606	859

Total current assets	4,132	15,181
Non-current restricted cash	—	99
Land, buildings, and equipment	4,516	21,731
Operating lease right-of-use assets	13,615	—
Other non-current assets	158	183

Total assets	$22,421	$37,194

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$340	$1,260
Accrued expenses	173	339
Accrued compensation	107	2,522
Due to related parties	175	172
Current portion of financing lease obligations	97	370
Common stock warrants	291	—
Other current liabilities	479	191

Total current liabilities	1,662	4,854
Financing lease obligations	—	17,506
Operating lease obligations	13,447	—
Other non-current liabilities	79	702

Total liabilities	15,188	23,062

Stockholders’ equity:
Common stock, $0.0001 par value; 275,000,000 shares authorized; 48,944,771 shares issued and 48,844,619 shares outstanding as of December 31, 2022, and 38,874,146 shares issued and 38,773,994 shares outstanding as of December 31, 2021	5	4
Additional paid-in capital	220,422	211,263
Common stock in treasury, at cost; 100,152 shares as of December 31, 2022, and December 31, 2021	(1,043)	(1,043)
Accumulated deficit	(212,151)	(196,092)

Total stockholders’ equity	7,233	14,132

Total liabilities and stockholders’ equity	$22,421	$37,194

See accompanying notes to the Consolidated Financial Statements.

CALYXT, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands Except Shares and Per Share Amounts)

	Year Ended December 31,
	2022	2021	2020
Revenue	$157	$25,987	$23,851
Cost of goods sold	—	28,557	35,127

Gross profit	157	(2,570)	(11,276)

Operating expenses:
Research and development	11,553	11,335	11,082
Selling, general, and administrative	10,974	15,427	20,789
Restructuring costs	—	—	685

Total operating expenses	22,527	26,762	32,556

Loss from operations	(22,370)	(29,332)	(43,832)
Gain upon extinguishment of Payroll Protection Program loan	—	1,528	—
Interest, net	(87)	(1,414)	(878)
Non-operating income (expenses)	5,566	19	(126)

Loss before income taxes	(16,891)	(29,199)	(44,836)
Income taxes	—	—	—

Net loss	$(16,891)	$(29,199)	$(44,836)

Basic and diluted net loss per share	$(0.37)	$(0.78)	$(1.32)

Weighted average shares outstanding - basic and diluted	45,997,525	37,475,763	33,882,406

Anti-dilutive stock options, restricted stock units, performance stock units, and common stock warrants	15,960,659	6,001,405	5,552,418

See accompanying notes to the Consolidated Financial Statements.

CALYXT, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In Thousands Except Shares Outstanding)

	Shares Outstanding	Common Stock	Additional Paid-In Capital	Shares in Treasury	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
Balances at December 31, 2019	32,951,329	$3	$185,588	$(1,043)	$(122,057)	$17	$62,508
Net loss	—	—	—	—	(44,836)	—	(44,836)
Stock-based compensation	—	—	4,971	—	—	—	4,971
Issuance of common stock and payment of minimum employee taxes withheld upon net share settlement of restricted stock units	381,507	—	212	—	—	—	212
Issuance of common stock from the follow-on offering, net of $1.0 million of issuance costs	3,750,000	1	14,036				14,037
Shares withheld for net share settlement	(17,792)	—	—	—	—	—	—
Other comprehensive income	—	—	—	—	—	(17)	(17)

Balances at December 31, 2020	37,065,044	4	204,807	(1,043)	(166,893)	—	36,875

Net loss	—	—		—	(29,199)	—	(29,199)
Stock-based compensation	—	—	2,090	—	—	—	2,090
Issuance of common stock and payment of minimum employee taxes withheld upon net share settlement of restricted stock units	270,303	—	227	—	—	—	227
Issuance of common stock from ATM Facility, net of $0.5 million of issuance costs	1,438,647	—	4,139	—	—	—	4,139
Shares withheld for net share settlement	—	—	—	—	—	—	—

Balances at December 31, 2021	38,773,994	4	211,263	(1,043)	(196,092)	—	14,132

Net loss	—	—		—	(16,891)	—	(16,891)
Stock-based compensation	—	—	3,998	—	—	—	3,998
Issuance of common stock and payment of minimum employee taxes withheld upon net share settlement of restricted stock units	304,517	—	—	—	—	—	—
Issuance of common stock from ATM Facility, net of offering expenses	2,006,108	—	111	—	—	—	111
Issuance of common stock and pre-funded warrants in registered offering, net of $0.5 million of offering costs	3,880,000	1	5,050	—	—	—	5,051
Issuance of common stock upon exercise of pre-funded warrants	3,880,000	—	—	—	—	—	—
Cumulative effect of adoption of lease accounting standard	—	—	—	—	832	—	832

Balances at December 31, 2022	48,844,619	$5	$220,422	$(1,043)	$(212,151)	$—	$7,233

See accompanying notes to the Consolidated Financial Statements.

CALYXT, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Year Ended December 31,
	2022	2021	2020
Operating activities
Net loss	$(16,891)	$(29,199)	$(44,836)
Adjustments to reconcile net loss to net cash used by operating activities:
Gain upon extinguishment of Payroll Protection Program loan	—	(1,528)	—
Depreciation and amortization	1,534	2,338	1,869
Stock-based compensation	3,998	2,090	4,971
Unrealized (gain) loss on mark-to-market of common stock warrants	(5,120)	—	—
Changes in operating assets and liabilities:
Accounts receivable	—	4,887	(3,765)
Due to/from related parties	3	(594)	(211)
Inventory	—	1,383	1,211
Prepaid expenses and other current assets	389	3,331	(3,122)
Accounts payable	(229)	(360)	(148)
Accrued expenses	(166)	(2,542)	347
Accrued compensation	(2,415)	572	(231)
Other	(467)	811	243

Net cash used by operating activities	(19,364)	(18,811)	(43,672)

Investing activities
Sales and (purchases) of short-term investments, net	—	11,698	(11,698)
Purchases of land, buildings, and equipment	(1,520)	(497)	(1,786)

Net cash (used) provided by investing activities	(1,520)	11,201	(13,484)

Financing activities
Proceeds from common stock issuance	11,538	4,380	15,000
Costs incurred related to the issuance of stock	(1,173)	(501)	(963)
Proceeds from Payroll Protection Program loan	—	—	1,518
Repayments of financing lease obligations	(376)	(364)	(360)
Proceeds from the exercise of stock options	—	227	212

Net cash provided by financing activities	9,989	3,742	15,407

Net decrease in cash, cash equivalents, and restricted cash	(10,895)	(3,868)	(41,749)
Cash, cash equivalents, and restricted cash - beginning of period	14,421	18,289	60,038

Cash, cash equivalents, and restricted cash — end of period	$3,526	$14,421	$18,289

See accompanying notes to the Consolidated Financial Statements.

CALYXT, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Overview

Calyxt, Inc. was founded in 2010 and incorporated in Delaware. Calyxt is a plant-based synthetic biology company. The Company leverages its proprietary PlantSpring™ technology platform to engineer plant metabolism to produce innovative, high-value, and sustainable materials and products for use in helping customers meet their sustainability targets and financial goals. The Company’s primary focus and commercialization strategy is on engineering synthetic biology solutions through its PlantSpring technology platform for manufacture using its proprietary and differentiated BioFactory™ production system for a diverse base of target customers across a range of end markets, including the cosmeceutical, nutraceutical, and pharmaceutical industries. The Company also commercializes its PlantSpring technology platform by licensing elements of the platform and historically developed traditional agriculture seed-trait product candidates, as well as selectively developing product candidates for customers in traditional agriculture.

Prior to its IPO on July 25, 2017, the Company was a wholly owned subsidiary of Cellectis. As of December 31, 2022, Cellectis owned 49.1 percent of the Company’s issued and outstanding common stock. Cellectis has certain contractual rights as well as rights pursuant to the Company’s certificate of incorporation and bylaws, in each case, for so long as it maintains threshold beneficial ownership levels in the Company’s shares. See “Risk Factors—Although Cellectis and its affiliates hold less than a majority of the Company’s outstanding common stock, Cellectis possesses certain rights that prevent other stockholders from influencing significant decisions.”

Basis of Presentation and Use of Estimates

The Company has prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United States (U.S. GAAP or GAAP) and has included the accounts of Calyxt and its subsidiary.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes, including those related to revenue recognition, the net realizable value of inventories, stock-based compensation, and valuation allowances on deferred tax assets. Actual results could materially differ from these estimates.

Cash, Cash Equivalents, Restricted Cash, and Investments

All investments purchased with an original maturity of three months or less are accounted for as cash equivalents. The Company’s restricted cash balances are cash and cash equivalents deposited in an amount equal to the future rent payments as required under the Company’s equipment lease facility. The Company may request the return of excess restricted cash collateral annually in December. The amount of the restricted cash balance the Company expects to have returned in 2023 is reflected as a current asset.

The Company periodically invests its cash in high grade, highly liquid securities, and investment funds. The Company considers securities purchased with more than ninety days to their original maturity at issuance to be short-term investments. These short-term investments are classified as available-for-sale securities based on the Company’s intent to generally match maturities with Calyxt’s projected monthly cash usage. The Company held these securities to their planned maturity or liquidated them earlier in response to variations in the Company’s monthly cash usage.

The Company ensures the credit risk in this portfolio is in accordance with its internal policies and if necessary, makes changes to investments to ensure credit risk is minimized. The Company has not experienced any counterparty credit losses.

Accounts Receivable

Accounts receivable are unsecured and are recorded at net realizable value. The Company makes judgments as to its ability to collect outstanding receivables based upon patterns of collectability, historical experience, and its evaluation of specific accounts and will provide an allowance for credit losses when collection becomes doubtful. The Company performs credit evaluations of its customers’ financial condition on an as-needed basis. Payment is generally due fifteen or thirty days from the invoice date depending upon the product, and accounts past 30 days are individually analyzed for collectability. When all collection efforts have been exhausted, the account is written off.

Inventory

Inventories are recorded at the lower of cost or net realizable value and include all costs of seed production and grain the Company purchased as well as costs to store and transport the grain. As of December 31, 2020, inventory included the costs to process the grain into finished products. Consideration received from growers when they purchase seed is recorded as a reduction of inventory.

The Company evaluates inventory balances for obsolescence or estimated net realizable value on a regular basis based on the age of the inventory and its sales forecasts. At each period-end, the Company made assumptions regarding projected selling prices for its products considering futures market prices for the underlying agricultural markets and its associated risk management strategies, anticipated costs, and other factors that take into consideration its limited operating history and compare those prices to the current weighted average inventory costs. If the Company’s costs were higher than the projected selling prices, then a valuation adjustment was recorded.

Prior to the commercialization of its high oleic soybean products, the Company expensed all grain costs as R&D.

Forward Purchase Contracts

Under the Company’s former go-to-market soybean strategy, it would enter into hedging contracts to convert fixed price grain inventories and fixed price grain production agreements to floating prices, consistent with how the grain was sold.

The seed contracts often required the Company to pay prices for the seed produced at commodity futures market prices plus a premium. The seed growers had the option to fix their price with the Company throughout the term of the agreement. The Company paid a portion of the seed cost in December each year and the remainder upon delivery in either the first or second quarter of the following year.

The grain grower contracts required the Company to pay prices for all grain produced at commodity futures market prices plus a premium. The grain growers had the option to fix their price with the Company throughout the term of the agreement. The grain grower contracts allowed for delivery of grain to the Company at harvest, if so specified when the agreement was executed, otherwise delivery occurred on a date that was elected by the Company through August 31, 2021. The Company paid for grain within a contractually determined number of days following delivery and final pricing.

Upon delivery, the inventory was carried at historical cost but sold at prevailing market prices. As a result, the Company entered into hedging arrangements by selling futures contracts which converted its market exposure to these fixed prices to floating prices. By executing these hedging strategies, the Company could closely match the expected economic terms of the grain sale with the market, which helped stabilize margins until such inventory was sold. The Company did not account for these economic hedges as accounting hedges. All unrealized gains or losses on outstanding hedging contracts were recognized in Cost of Goods sold. The Company expected that any gains or losses from these hedging arrangements would be offset by gains or losses on the grain inventories when such grain inventories were sold.

Prior to August 1, 2020, the Company designated all of its commodity derivative contracts as cash flow hedges based on the nature of its business activities. As a result, all gains or losses associated with recording those commodity derivative contracts at fair value were recorded as a component of accumulated other comprehensive income (loss) (AOCI). The Company reclassified amounts from AOCI to cost of goods sold when the underlying products were sold to which those hedges related. For the year ended December 31, 2020, the Company reclassified a nominal amount from AOCI to cost of goods sold, and there were no such reclassifications in 2021 or 2022.

Land, Buildings, and Equipment

Land, buildings, and equipment are stated at cost less accumulated depreciation. Assets under capital lease are stated at the lesser of their net present value of future lease payments or fair market value. Repair and maintenance costs are expensed as incurred. The cost and accumulated depreciation of property and equipment retired, or otherwise disposed of, are removed from the related accounts, and any residual values are charged to expense. Depreciation is recorded using the straight-line method over estimated useful lives as follows:

Buildings and improvements	10-20 years
Leasehold improvements	Shorter of lease term or 15 years
Office furniture and equipment	7 years
Assets under capital lease	4-20 years
Computer equipment and software	3-5 years
Vehicles	3-6 years

Impairment of Long-Lived Assets

The Company has a single asset group and reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of that asset group may not be recoverable. If the impairment tests indicate that the carrying value of the asset group is greater than the expected undiscounted cash flows to be generated by the asset group, further analysis is performed to determine the fair value of the asset group. To the extent the fair value of the asset group is less than its carrying value, an impairment loss is recognized equal to the amount the carrying value exceeds the fair value of the asset group. If the Company’s plans or intentions change with regard to a specific asset within the asset group, that asset’s remaining useful life is assessed, and depreciation is accelerated if necessary. Assets to be disposed of are carried at the lower of their carrying value or fair value less costs to sell. Fair value is measured using a discounted cash flow model or independent appraisals, as appropriate. The Company has not recognized any impairment losses in these consolidated financial statements.

Revenue Recognition

The Company accounts for a contract as revenue when it has approval and commitment to perform from both parties, the rights of the parties are identified, payment terms are established, the contract has commercial substance, and collectability of the consideration is probable. Changes to contracts are assessed for whether they represent a modification or should be accounted for as a new contract. The Company considers the following indicators, among others, when determining if it is acting as a principal in the transaction and recording revenue on a gross basis: (i) the Company is primarily responsible for fulfilling the promise to provide the specified good or service, (ii) the Company has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer and (iii) the Company has discretion in establishing the price for the specified good or service. If a transaction does not meet the Company’s indicators of being a principal in the transaction, then the Company is acting as an agent in the transaction and the associated revenues are recognized on a net basis.

The Company recognizes revenue when control of the good or service has passed to the customer. The following indicators are evaluated in determining when control has passed to the customer: (i) the customer has legal title to the product, (ii) the Company has transferred physical possession of the product or service to the customer, (iii) the Company has a right to receive payment for the good or service, (iv) the customer absorbs the significant risks and rewards of ownership of the good and (v) the customer has accepted the good.

The Company generally does not incur costs to obtain new contracts.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company’s contracts may contain multiple performance obligations if a promise to transfer the individual good or service is separately identifiable from other promises in the contracts and, therefore, is considered distinct. Performance obligations that are not considered distinct are combined with other goods or services in the contract until that combination meets the distinct criteria above. For contracts with multiple performance obligations, the Company determines the standalone selling price of each performance obligation and allocates the total transaction price using the relative selling price basis.

The following is a description of the principal goods and services from which the Company generates revenue:

Product Sales

Historically, the Company sold soybean grain, oil, and meal. The Company recognized sales revenue at the point in time that title transferred to the customer, which was based on shipping terms. Sales included shipping and handling charges if billed to the customer and were reported net of trade promotion and other costs, including estimated allowances for returns, unsalable products, and prompt pay discounts. Sales, use, value-added, and other excise taxes were not recognized in revenue. Trade promotions were recorded based on estimated participation and performance levels for offered programs at the time of sale. The Company generally did not allow a right of return.

During 2021 and 2020, the Company sold soybean grain to a processor and subsequent to the sale they utilized the Company’s rented third-party storage facility to hold the grain until such time they requested it be delivered. The Company was responsible for all handling charges and delivery activities. In those instances, the Company recognized revenue from the sale of grain to the processor upon the transfer of the control of the grain, which was determined to be at the time of the issuance of the purchase order and assignment of warehouse receipts to the customer. The Company determined that the reason for the arrangement was substantive, in that the customer had requested the arrangement, the product was separately identified as belonging to the customer, the product was ready for physical transfer, and the Company did not have the ability to use the product or direct it to another customer. The Company concluded that any remaining performance obligations (e.g., for custodial services) were immaterial in relation to the contract. The Company concurrently accrued all estimated future storage, handling, and delivery costs associated with that sale. All arrangements of this nature were completed prior to December 31, 2021.

In certain transactions occurring in the third quarter of 2020, the Company sold grain to a processor with a commitment to provide consideration to the processor in exchange for the soybean meal resulting from the grain crushing activity. The Company determined the consideration payable to the processor was not in exchange for a distinct good or service, as the soybean meal was considered highly interrelated to the grain because they both possess Calyxt specific genetic traits, and the transactions were entered into in contemplation of one another, and therefore, were not considered to be distinct within the context of the contract. For these transactions, the Company recognized revenue from the sale of grain in the amount of the final net cash settlement with the processor, as the consideration payable to the processor was treated as a reduction of revenue.

Technology Licensing

The Company recognizes revenue from license agreements, which may consist of nonrefundable up-front payments, milestone payments, annual licensing fee payments, royalty payments, and payments for services.

Nonrefundable up-front payments are deferred and recognized as revenue over the term of the license agreement. If a license agreement is terminated before the original term of the agreement is fulfilled, all remaining deferred revenue is recognized at termination.

Annual licensing fee payments are generally associated with services in the contract and are recognized over time as the customer receives the benefits of the services. If necessary, the Company establishes and increases a contract asset as the revenue is recognized. For these types of payments, the Company recognizes revenue using an input method, such as the completed contract or time elapsed methods, or an output method, such as the work performed or units produced methods. The Company will apply each method of revenue recognition consistently for like contracts and assess any revenue estimates periodically for cumulative adjustments.

In certain instances, the receipt of payments in these arrangements are dependent upon the achievement of certain scientific, regulatory, commercial, or other milestones. The Company recognizes milestone payments when the triggering event has occurred, there are no further contingencies or services to be provided with respect to that event, and the counterparty has no right to refund of the payment.

Royalty revenues are expected to arise following the commercialization of products developed using the licensed technology by the counterparty to the license agreement. The royalties may be a percentage of sales or another measurement achieved by the licensee. Royalty revenues will be recognized at the later of (i) when the licensee is generating sales subject to royalty payments or (ii) the performance obligation to which the sales-based or usage-based royalties relates has been satisfied.

Product Development Agreements

The Company recognizes revenue from product development agreements, which may consist of nonrefundable up-front payments, milestone payments, annual payments, and payments for services.

Nonrefundable up-front payments are recognized as revenue over the term of the development agreement. If a development agreement is terminated before the original term of the agreement is fulfilled, all remaining deferred revenue is recognized at termination.

In certain instances, the receipt of payments in these arrangements are dependent upon the achievement of certain scientific, regulatory, commercial, or other milestones. Milestone payments are considered variable consideration which are evaluated against the Company’s performance obligations for determination of when it is appropriate to recognize revenue. For purposes of revenue recognition, the Company considers whether the performance obligation is achieved, which may be (i) when a triggering event has occurred, (ii) there are no further contingencies or services to be provided with respect to that event, and (iii) the customer has no right to require refund of their payment. The Company recognizes milestone payments as revenue when it is highly probable that any revenue recognized will not be subsequently reversed.

Annual payments are generally associated with services in the contract and are recognized over time as the customer receives the benefits of the services. If necessary, the Company establishes and increases a contract asset as the revenue is recognized. For these types of payments, the Company recognizes revenue using an input method, such as the completed contract or time elapsed methods, or an output method, such as the work performed or units produced methods. The Company will apply each method of revenue recognition consistently for like contracts and assess any revenue estimates periodically for cumulative adjustments.

Agreements for the performance of R&D services and cost reimbursements are recognized as revenue over time based on work performed.

Collaborative Arrangements

For arrangements that do not represent contracts with a customer, the Company analyzes the transaction to assess whether the arrangement involves joint operating activities performed by parties that are both active participants in the activities and exposed to significant risks and rewards that are dependent on the commercial success of such activities. The Company had no such arrangements as of December 31, 2022.

Advertising Costs

The Company expenses advertising costs as incurred.

Research and Development Expenses

The Company recognizes R&D expenses as incurred. These expenses consist of direct costs for R&D and R&D-related allocations of overhead costs such as facilities and information technology costs. Costs incurred in connection with customer-funded activities are expensed as incurred. Costs to acquire technologies that are utilized in R&D that have no alternative future use are expensed as incurred. Prior to the commercialization of the Company’s soybean product, the Company expensed all grain costs as R&D.

Patents

The Company expenses patent costs, including related legal costs, as incurred. Costs to write and support the research for filing patents are recorded as R&D expenses in the statements of operations. Costs to maintain, in-license, and defend patents are recorded as SG&A expenses in the statements of operations.

Stock-Based Compensation

The Company generally measures the fair value of employee and nonemployee stock-based awards on their grant date and records compensation expense on a straight-line basis over the related service period of the award, which is generally the vesting period. The Company uses the Black-Scholes option pricing model to value its stock option awards. The Company generally measures compensation expense for grants of restricted stock units using the Company’s share price on the date of grant. The Company uses a Monte Carlo simulation pricing model when estimating the fair values of PSUs. The Company estimates fair values and accounts for employee and nonemployee awards in a similar manner.

Due to the Company’s limited history, it does not always have sufficient historical stock option activity to make predictive assumptions based solely on its stock or stock option activity for the Black-Scholes option pricing model. As a result, the Company may need to use data from other comparable public companies or alternative calculation methods to make predictive assumptions.

The Company estimates its future stock price volatility using the weighted-average historical volatility calculated from a group of comparable public companies over the expected term of the option. The group of comparable public companies is determined by management on an annual basis. When selecting a comparable company, management considers relevant factors including industry and strategy, size, maturity, and financial leverage. The comparable companies used by management to calculate expected volatility may change from year-to-year because of changes in those factors and because a new comparable company may become publicly traded.

The expected term of stock options is estimated using the average of the vesting tranches and the contractual life of each grant for employee options, or the simplified method, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants.

Due to the limited historical experience of the Company’s stock awards program, it has elected to account for forfeitures of awards as they occur. If an award is forfeited prior to vesting, the associated reduction in expense is reflected net in stock-based compensation expense in that period. Stock-based compensation expense is recorded in R&D and SG&A expenses in the Company’s consolidated statements of operations.

Income Taxes

Current income taxes are recorded based on statutory obligations for the current operating period for the jurisdictions in which the Company has operations.

Deferred taxes are provided on an asset and liability method, whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when the Company believes it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Foreign Currency Transactions

Transactions in foreign currencies are translated at the exchange rates effective on the transaction dates. Assets and liabilities denominated in foreign currencies are translated at the period-end exchange rate. Foreign currency gains and losses are recognized in non-operating expenses in the consolidated statements of operations.

Foreign currency fluctuations affect the Company’s foreign currency cash flows related primarily to payments to Cellectis. The Company’s principal foreign currency exposure is to the euro. The Company does not hedge these exposures, and it does not believe that the current level of foreign currency risk is significant to its operations.

Net Loss Per Share

Due to the Company’s net loss position for the years ended December 31, 2022, 2021, and 2020, all its outstanding stock options, restricted stock units, PSUs, and Common Warrants are considered anti-dilutive and excluded from the calculation of net loss per share. Accordingly, the treasury method was not used in determining the number of anti-dilutive stock options and restricted stock units.

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASU) No. 2016-02, Leases (Topic 842) and in July 2018, ASU No. 2018-10, Codification Improvements to Topic 842, Leases, and ASU 2018-11, Leases (Topic 842) – Targeted Improvements (collectively, the New Lease Standard). The New Lease Standard requires lessees to record assets and liabilities on the balance sheet for all leases with terms longer than 12 months. The New Lease Standard establishes ROU model that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the income statement.

The Company adopted the New Lease Standard as of January 1, 2022, using the transition method which does not require revisions to comparative periods. The Company elected to implement the transition package of practical expedients permitted within the New Lease Standard, which among other things, allows it to carryforward the historical lease classification. In addition, the Company elected the hindsight practical expedient to determine the lease term for existing leases and it also made an accounting policy election to not record leases with an initial term of 12 months or less on its consolidated balance sheet.

The Company’s adoption of the New Lease Standard required it to remove the previously reported amounts for land, buildings, and equipment associated with its headquarters and laboratory facility lease as well as the associated liability. The Company assessed the elements of its lease agreement and upon adoption, recorded an operating lease associated with the sale leaseback of land component of the lease, and a second operating lease associated with the building component of the lease. The Company recorded operating lease assets and liabilities of $14.1 million within its consolidated balance sheet as of January 1, 2022. The New Lease Standard had no impact on the Company’s consolidated statements of operations or cash flows. The $0.8 million cumulative effect of the adoption of the New Lease Standard was recorded to stockholders’ equity. See Note 8 for further information regarding the Company’s leases.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326)” (ASU 2016-13). ASU 2016-13 creates accounting requirements on how to account for credit losses on most financial assets and certain other instruments. This will require the estimation of lifetime expected credit losses and corresponding recognition of allowance for losses on trade and other receivables, loans, and other instruments held at amortized cost. The ASU requires certain recurring disclosures and is effective for annual periods, and interim periods within those annual periods, beginning on or after December 15, 2023. The Company is analyzing the impact of this standard on its results of operations and financial position.

2. GOING CONCERN

The Company has incurred losses since its inception. The Company’s net loss was $16.9 million for the year ended December 31, 2022, and it used $19.4 million of cash for operating activities for the year ended December 31, 2022. The Company’s primary sources of liquidity are its cash and cash equivalents, with additional liquidity accessible, subject to market conditions and other factors, including limitations that may apply to the Company under applicable SEC and Nasdaq Capital Market (Nasdaq) regulations, from the capital markets, including under the Open Market Sale AgreementSM with Jefferies LLC (as amended, the ATM Facility).

As of December 31, 2022, the Company had $3.5 million of cash, cash equivalents, and restricted cash. The Company’s restricted cash is associated with its equipment financing leases and was $0.1 million as of December 31, 2022, and will be returned following the payoff of the lease obligations in 2023. Current liabilities were $1.7 million as of December 31, 2022.

On October 3, 2022, the Company entered into an amendment to the Open Market Sale Agreement with Jefferies for the ATM Facility that enables it, subject to the applicable baby shelf rules described below, to offer and sell up to 15,661,000 shares of its common stock. At its discretion, the Company determines the timing and number of shares to be issued under the ATM Facility. During the fourth quarter of 2022, the Company issued approximately 2.0 million shares of common stock under the ATM Facility for proceeds of $0.1 million net of commissions and payments for other share issuance costs. From December 31, 2022, through the date of this report, the Company has not issued any additional shares under the ATM Facility.

During the February 2022 Offering, the Company issued 3,880,000 shares of its common stock, Pre-Funded Warrants to purchase up to 3,880,000 shares of its common stock, and Common Warrants to purchase up to 7,760,000 shares of its common stock in the Follow-On Offering. In the aggregate, the Company received net proceeds of $10.0 million, after deducting approximately $0.9 million of underwriting discounts and estimated other offering expenses.

The Company has incurred losses since its inception and anticipates that it will continue to generate losses for the next several years. Over the longer term and until the Company can generate cash flows sufficient to support its operating capital requirements, it expects to finance a portion of future cash needs through (i) cash on hand, (ii) commercialization activities, which may result in various types of revenue streams from (a) future product development agreements and technology licenses, including upfront and milestone payments, annual license fees, and royalties; and (b) product sales from its proprietary BioFactory production system; (iii) government or other third-party funding, (iv) public or private equity or debt financings, or (v) the execution of an alternative strategic transaction pursuant to the board of directors’ ongoing evaluation process, or (vi) a combination of the foregoing. However, capital generated by commercialization activities, if any, is expected to be received over a period of time and near-term additional capital may not be available on reasonable terms, if at all.

Although the Company has access to the ATM Facility, based on the Company’s public float, as of the date of the filing of this Annual Report, the Company is only permitted to utilize a “shelf” registration statement for primary offerings, including the registration statement under which the ATM Facility is operated, subject to Instruction I.B.6 to Form S-3, which is referred to as the “baby shelf” rules. For so long as the Company’s public float is less than $75,000,000, it may not sell more than the equivalent of one-third of its public float during any 12 consecutive months pursuant to the baby shelf rules. While alternative public and private transaction structures may be available, these may require additional time and cost, may result in substantial dilution to existing stockholders, particularly in light of the Company’s current stock price, may impose operational restrictions on the Company, and may not be available on attractive terms or at all. Accordingly, the Company continuously assesses market conditions and available financing alternatives.

The Company’s ability to continue as a going concern will depend on its ability to obtain additional public or private equity or debt financing, obtain government or private grants and other similar types of funding, to consummate an alternative strategic transaction, attain further operating efficiencies, reduce or contain expenditures, and, ultimately, to generate revenue.

The Company believes that its cash, cash equivalents, and restricted cash as of December 31, 2022, considering continuing actions taken to reduce its operating expenses to enable the Transactions to close, the legal settlement discussed in Note 8 to the consolidated financial statements, and funding to be provided by Cibus are sufficient to fund its operations through the second quarter of 2023. The Company’s management has concluded there is substantial doubt regarding its ability to continue as a going concern because it will need to raise additional capital to support its business plan for a period of 12 months or more from the date of this filing.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might result from the outcome of the uncertainties described above.

Management has implemented various cost reduction and other cash-focused measures to manage liquidity. If the Company is unable to raise additional capital in a sufficient amount or on acceptable terms or to consummate an alternative strategic transaction, the Company may have to implement increasingly stringent cost saving measures and significantly delay, scale back, or cease operations, in part or in full. If the Company raises additional funds through the issuance of additional debt or equity securities, including as part of a strategic alternative, it could result in substantial dilution to its existing stockholders and increased fixed payment obligations, and these securities may have rights senior to those of the Company’s shares of common stock. Any of these events could significantly harm the Company’s business, financial condition, and prospects.

3. FINANCIAL INSTRUMENTS MEASURED AT FAIR VALUE AND CONCENTRATIONS OF CREDIT RISK

Financial Instruments Measured at Fair Value and Financial Statement Presentation

Financial instruments including cash and cash equivalents, restricted cash, accounts payable, and all other current liabilities have carrying values that approximate fair value. The Company measures Common Warrants on a quarterly basis. The accounting guidance establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value as of the measurement date as follows:

Level 1: Fair values are based on unadjusted quoted prices in active trading markets for identical assets and liabilities.

Level 2: Fair values are based on observable quoted prices other than those in Level 1, such as quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3: Fair values are based on at least one significant unobservable input for the asset or liability.

Fair Value Measurements and Financial Statement Presentation

As of December 31, 2021, the Company had no financial instruments measured at fair value. The fair values of the Company’s financial instruments measured at fair value and their respective levels in the fair value hierarchy as of December 31, 2022, were as follows:

	December 31, 2022				December 31, 2022
	Fair Values of Assets				Fair Values of Liabilities
In Thousands	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Other items reported at fair value:
Common stock warrants	$—	$—	$—	$—	$—	$—	$291	$291

Total	$—	$—	$—	$—	$—	$—	$291	$291

The Company estimates the fair value of the Common Warrants as of the date of issuance and at the end of every fiscal period using a Black-Scholes option pricing model, which requires it to make predictive assumptions regarding future stock price volatility and dividend yield. The Company estimates the risk-free interest rate based on the United States Treasury zero-coupon yield curve for the remaining life of the Common Warrants. The Company estimates its future stock price volatility using its historical volatility over the remaining life of the Common Warrants. The Company does not pay dividends and does not expect to pay dividends in the foreseeable future.

The estimated fair values of the Common Warrants, and the assumptions used for the Black-Scholes option pricing model were as follows:

As of December 31, 2022
Estimated fair value of Common Warrants:	$0.04
Assumptions:
Expected term to liquidation (in years)	4.6
Expected volatility	85.0%
Risk-free interest rate	4.0%

As of December 31, 2022, the Company had no other financial instruments measured at fair value.

The non-current portion of the Company’s financing lease obligations are also considered a financial instrument, which the Company measures at fair value for disclosure purposes. It is a Level 2 liability and as of December 31, 2021, it had a fair value of $14.5 million. There is no non-current portion of the financing lease obligation at December 31, 2022.

Concentrations of Credit Risk

The Company invests its cash, cash equivalents, and restricted cash in highly liquid securities and investment funds. The Company diversifies the risk associated with investing in securities by allocating its investments to a diverse portfolio of short-dated, high investment-grade securities, which it classifies as short-term investments that are recorded at fair value in its consolidated financial statements. The Company maintains the credit risk in this portfolio in accordance with its internal policies and if necessary, makes changes to investments to minimize credit risk. The Company has not experienced any counterparty credit losses. As of December 31, 2022, the Company did not hold any short-term investments.

4. RELATED-PARTY TRANSACTIONS

The Company is party to several agreements that govern its relationship with Cellectis, some of which require the Company to make payments to Cellectis. Pursuant to the Company’s management services agreement with Cellectis, it incurred no management fee expenses in 2022, and it incurred nominal management fee expenses in 2021 and 2020.

Cellectis has also guaranteed the lease agreement for the Company’s headquarters. Cellectis’ guarantee of the Company’s obligations under the lease will terminate at the end of the second consecutive calendar year in which the Company’s tangible net worth exceeds $300 million. The Company agreed to indemnify Cellectis for any obligations incurred by Cellectis under its guaranty of the obligations under the lease, effective upon Cellectis’ ownership falling to 50 percent or less of the Company’s outstanding common stock. This indemnification obligation was triggered in October 2022.

TALEN® is the Company’s primary gene editing technology. TALEN® technology was invented by researchers at the University of Minnesota and Iowa State University and exclusively licensed to Cellectis. The Company obtained an exclusive license for the TALEN® technology for commercial use in plants from Cellectis. The Company also licenses other technology from Cellectis. Cellectis is entitled to royalties on any revenue the Company generates from sales of products less certain amounts as defined in the license agreement, royalties on certain cumulative revenue thresholds, and a percentage of any sublicense revenues. The Company has incurred nominal license and royalty fees for the years ended December 31, 2022, 2021, and 2020.

5. STOCKHOLDERS’ EQUITY

Preferred Stock

Preferred stock of 50.0 million shares, with a $0.0001 par value, is authorized but unissued.

Follow-on Public Offerings

During the February 2022 Offering, the Company issued 3,880,000 shares of its common stock, Pre-Funded Warrants to purchase up to 3,880,000 shares of its common stock, and Common Warrants to purchase up to 7,760,000 shares of its common stock. The aggregate offering price for each share of common stock and accompanying Common Warrant was $1.41 per share. The aggregate offering price for each Pre-Funded Warrant and accompanying Common Warrant was $1.4099 per share. In the aggregate, the Company received net proceeds of $10.0 million, after deducting approximately $0.9 million of underwriting discounts and estimated other offering expenses.

Pre-Funded Warrants

Each Pre-Funded Warrant entitled the holder to purchase one share of the Company’s common stock at an exercise price of $0.0001 per share. The Pre-Funded Warrants were recorded as a component of stockholders’ equity within additional paid-in capital. The Pre-Funded Warrants were exercised in full on May 4, 2022, and subsequently settled with the counterparty.

Common Stock Warrants

Each Common Warrant entitles the holder to purchase one share of common stock at an exercise price of $1.41 per share. The Common Warrants became exercisable on August 23, 2022, and expire on August 23, 2027. The Common Warrants are recorded as a liability in the Company’s consolidated balance sheet. Per the terms of the Common Warrants, a holder of an outstanding warrant is not entitled to exercise any portion of such warrant if, upon exercise of such portion of the warrant, the holder’s ownership of the Company’s common stock (together with its affiliates) or the combined voting power of the Company’s securities beneficially owned by such holder (together with its affiliates) would exceed the 4.99 percent after giving effect to the exercise.

Warrant transactions for the year ended December 31, 2022, are as follows:

	Number of Pre-Funded Warrants	Weighted Average Exercise Price	Number of Common Warrants	Weighted Average Exercise Price
Outstanding as of December 31, 2021:
Issued	3,880,000	$0.0001	7,760,000	$1.41
Forfeited/canceled	—	—	—	—
Exercised	3,880,000	$0.0001	—

Outstanding as of December 31, 2022:	—	—	7,760,000	$1.41

Exercisable as of December 31, 2022:	—	—	7,760,000	$1.41

On October 20, 2020, the Company completed a follow-on offering of its common stock. It sold an aggregate of 3,750,000 shares of common stock at a price of $4.00 per share. In the aggregate, the Company received net proceeds from the follow-on offering of $14.0 million, after deducting $1.0 million of placement and agent fees and other offering expenses. As part of the follow-on offering, Cellectis purchased 1,250,000 shares of common stock for a value of $5.0 million, the proceeds of which are included in the net proceeds of $14.0 million.

ATM Facility

On September 21, 2021, the Company entered into an ATM Facility with Jefferies LLC, as sole selling agent. The Company issued approximately 1.4 million shares of common stock under the ATM Facility in 2021. In the aggregate, the Company received net proceeds from the ATM Facility of $4.1 million through early January 2022.

On October 3, 2022, the Company entered into an amendment to the Open Market Sale Agreement that enables it, subject to the applicable baby shelf rules, to offer and sell up to 15,661,000 shares of its common stock. At its discretion, the Company determines the timing and number of shares to be issued under the ATM Facility. During the fourth quarter of 2022, the Company issued approximately 2.0 million shares of common stock under the ATM Facility for proceeds of $0.1 million net of commissions and payments for other share issuance costs. From December 31, 2022, through the date of this report, the Company has not issued any additional shares under the ATM Facility.

6. STOCK-BASED COMPENSATION

The Company uses broad-based stock plans to attract and retain highly qualified officers and employees and to help ensure that management’s interests are aligned with those of its shareholders. The Company has also granted equity-based awards to directors, nonemployees, and certain employees of Cellectis.

In December 2014, the Company adopted the 2014 Plan, which allowed for the grant of stock options, and in June 2017, it adopted the 2017 Plan, which allowed for the grant of stock options, restricted stock units, PSUs, and other types of equity awards.

On February 19, 2021, James Blome ceased serving as the Company’s Chief Executive Officer. The Company recorded a benefit to earnings from a $2.5 million recapture of non-cash stock compensation expense from the forfeiture of Mr. Blome’s unvested stock options, restricted stock units, and PSUs.

On July 16, 2021, the Company filed a Registration Statement on Form S-8 with the SEC which registered an additional 4,299,904 shares of common stock that may be issued or delivered and sold pursuant to the 2017 Plan and 600,000 shares of common stock that may be issued or delivered and sold pursuant to the Calyxt, Inc. Inducement Plan. Shares of common stock are issuable under the Inducement Plan upon the settlement of PSUs which were granted to Mr. Michael A. Carr in July 2021 as a material inducement to accept employment as the Company’s President and Chief Executive Officer.

As of December 31, 2022, 2,718,149 shares were registered and available for grant under effective registration statements, while 3,112,568 shares were available for grant in the form of stock options, restricted stock, restricted stock units, and PSUs under the 2017 Plan. Stock-based awards currently outstanding also include awards granted under the 2014 Plan and the Inducement Plan. No further awards will be granted under either the 2014 Plan or the Inducement Plan.

Stock Options

The estimated fair values of stock options granted, and the assumptions used for the Black-Scholes option pricing model were as follows:

	Year ended December 31,
	2022	2021	2020
Estimated fair values of stock options granted	$0.86	$3.61	$3.24
Assumptions:
Risk-free interest rate	1.9% - 3.5%	0.6% - 1.2%	0.3% - 1.7%
Expected volatility	89.7% - 92.8%	80.1% - 91.0%	77.4% - 81.2%
Expected term (in years)	5.5 - 6.9	5.5 - 6.5	6.0 - 10.0

The Company estimates the fair value of each option on the grant date, or other measurement date if applicable, using a Black-Scholes option pricing model, which requires it to make predictive assumptions regarding employee exercise behavior, future stock price volatility, and dividend yield. The Company estimates the risk-free interest rate based on the United States Treasury zero-coupon yield curve at the date of grant for the expected term of the option. The Company estimates its future stock price volatility using the weighted-average historical volatility calculated from a group of comparable public companies over the expected term of the option. The expected term of stock options is estimated using the average of the vesting tranches and the contractual life of each grant for employee options, or the simplified method, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The use of the simplified method is dependent upon the type of equity award granted and the term of the award. The Company does not pay dividends and does not expect to pay dividends in the foreseeable future.

Option strike prices are set at 100 percent or more of the closing share price on the date of grant and generally vest over three to six years following the grant date. Options generally expire 10 years after the date of grant.

Information on stock option activity is as follows:

	Options Exercisable	Weighted- Average Exercise Price Per Share	Options Outstanding	Weighted- Average Exercise Price Per Share
Balance as of December 31, 2021	2,789,110	$10.23	4,658,405	$9.47
Granted			1,609,000	1.12
Exercised			—	—
Forfeited or expired			(425,952)	7.02

Balance as of December 31, 2022	3,396,624	$9.94	5,841,453	$7.35

Stock-based compensation expense related to stock option awards was as follows:

	Year ended December 31,
In Thousands	2022	2021	2020
Stock-based compensation expense	$2,031	$1,850	$3,371

As of December 31, 2022, options outstanding and exercisable had no aggregate intrinsic value and the weighted average remaining contractual term was 5.0 years as of that date.

Net cash proceeds from the exercise of stock options less shares used for minimum withholding taxes and the intrinsic value of options exercised were as follows:

	Year ended December 31,
In Thousands	2022	2021	2020
Net cash proceeds	$—	$227	$212
Intrinsic value of options exercised	$—	$344	$179

As of December 31, 2022, unrecognized compensation expense related to non-vested stock options was $3.1 million. This expense will be recognized over 22 months on average.

Restricted Stock Units

The Company grants restricted stock units which generally vest over three to five years after the date of grant. Information on restricted stock unit activity is as follows:

	Number of Restricted Stock Units Outstanding	Weighted- Average Grant Date Fair Value
Unvested balance at December 31, 2021	571,303	$6.15
Granted	1,077,600	1.26
Vested	(303,728)	6.39
Forfeited	(115,969)	4.14

Unvested balance at December 31, 2022	1,229,206	$1.99

The total grant-date fair value of restricted stock unit awards that vested was as follows:

	Year ended December 31,
In Thousands	2022	2021	2020
Grant-date fair value	$1,940	$1,489	$3,122

Information on the weighted average grant date fair value of restricted stock units issued was as follows:

	Year ended December 31,
In Thousands	2022	2021	2020
Weighted average grant date fair value	$1.26	$4.59	$6.54

Stock-based compensation expense related to restricted stock units was as follows:

	Year ended December 31,
In Thousands	2022	2021	2020
Stock-based compensation expense	$1,318	$224	$1,155

As of December 31, 2022, unrecognized compensation expense related to restricted stock units was $1.2 million. This expense will be recognized over 22 months on average.

The Company accounts for stock-based compensation awards granted to employees of Cellectis as deemed dividends. The Company recorded deemed dividends as follows:

	Year ended December 31,
In Thousands	2022	2021	2020
Deemed dividends from grants to Cellectis employees	$90	$(289)	$1,168

Performance Stock Units

From time-to-time, the Company issues PSUs to certain individuals in management in order to align their objectives with stockholders of the Company. Depending upon the type of PSU award, the Company uses a Monte Carlo simulation pricing model when estimating the fair values of these awards.

2022 Grant

In March 2022, the Company granted 530,000 PSUs under the 2017 Plan to five employees including four executive officers. The PSUs include three annual performance periods (2022, 2023, and 2024) and target performance levels for each of those periods linked to the achievement of Company objectives as determined annually for the respective period by the Compensation Committee. Once the annual objectives are approved, the associated expense will be recognized on a straight-line basis over the period through the determination date, which can be no later than March 15 of the following year. Earned awards will be settled in shares of Company stock no later than the March 15 determination date in the following calendar year. The grant date for the tranche of awards linked to 2022 performance is May 4, 2022. Determination of expense for the 2023 and 2024 tranches of PSUs will be made when the associated business objectives are determined. See Note 14 for more information about the vesting of these PSU awards.

2021 Grant

In July 2021, the Company granted 600,000 PSUs under the Inducement Plan to Mr. Carr. The PSUs will vest if the Company’s stock remains above three specified price levels for 30 calendar days over the three-year performance period. The PSUs will be settled in unrestricted shares of the Company’s common stock on the vesting date.

The estimated fair values of PSUs granted in 2021 and the assumptions used were as follows:

Estimated fair values of performance stock units granted:

At least $12 per share	$2.16
At least $15 per share	$1.89
At least $20 per share	$1.55
Assumptions:
Expected term (in years)	3.0
Expected volatility	90.0%
Risk-free interest rate	0.4%

The Company estimated the fair value of each tranche of the PSUs on the grant date using the Monte Carlo simulation pricing model, which required it to make predictive assumptions as to the expected term of the grant, future stock price volatility, and dividend yield. The expected term represents the expected service period of the PSUs granted. Expected volatility was based on the historical volatility of the Company’s common stock over the expected term. The Company estimates the risk-free interest rate based on the United States Treasury zero-coupon yield curve at the date of grant for the expected term of the option.

2019 Grant forfeitures

In June 2022, PSU grants made to two executive officers in 2019 were forfeited because the underlying performance criteria were not met. These PSUs contained a market condition and had a five-year service period. The Company will continue to expense these PSUs over the remaining service period for these two executive officers. During 2021, the Company recognized a benefit from the forfeiture of 166,667 PSUs held by Mr. Blome, its former Chief Executive Officer.

PSU activity for the year ended December 31, 2022, is as follows:

Number of PSUs
Outstanding as of December 31, 2021:	745,000
Issued	530,000
Forfeited/canceled	(145,000)
Awarded	—

Outstanding as of December 31, 2022:	1,130,000

Stock-based compensation expense related to PSUs is as follows:

	Year ended December 31,
In Thousands	2022	2021	2020
Stock-based compensation expenses	$649	$16	$445

As of December 31, 2022, unrecognized compensation expense related to PSUs was $0.9 million. This expense will be recognized over 19 months on average.

7. INCOME TAXES

The following table reconciles the United States statutory income tax rate to the Company’s effective income tax rate:

	Year ended December 31,
	2022	2021	2020
United States statutory rate	21.0%	21.0%	21.0%
State tax, net of federal benefit	1.0%	1.0%	4.2%
Stock-based compensation	(1.7%)	(0.7%)	(0.5%)
Officer compensation	(1.4%)	1.5%	(1.0%)
Deferred rate change	—%	—%	—%
R&D credit	2.2%	1.4%	0.8%
PPP Loan	—%	1.1%	—%
Unrealized (gain) loss on mark-to-market of common stock warrants	6.4%	—%	—%
Other	—%	0.1%	(0.1)%
Change in valuation allowance	(27.5%)	(25.4%)	(24.4%)

Effective income tax rate	—%	—%	—%

Deferred assets and liabilities consist of the following:

	December 31,
In Thousands	2022	2021	2020
Net operating losses	$40,914	$38,671	$33,392
Stock-based compensation	2,950	2,724	2,531
Financing lease obligations	—	3,820	4,574
Operating lease ROU liabilities	2,921	—
Tax credit carry forwards	3,685	3,210	2,577
Capitalized R&D	2,183	—
Compensation	14	514	339
Derivative liability	—	—	703
Other	124	143	391

Gross deferred tax assets	52,791	49,082	44,507
Less valuation allowance	(49,843)	(45,369)	(39,898)

Net deferred tax assets	2,948	3,713	4,609
Fixed assets	(89)	(3,667)	(4,609)
Operating lease ROU assets	(2,859)	—
Other	—	(46)	—

Gross deferred tax liabilities	(2,948)	(3,713)	(4,609)

Net deferred tax asset or liability	$—	$—	$—

The Company provides for a valuation allowance when it is more likely than not that it will not realize a portion of the deferred tax assets. The Company has established a full valuation allowance for deferred tax assets described above due to the uncertainty that enough taxable income will be generated in the taxing jurisdiction to utilize the assets. Therefore, the Company has not reflected any benefit of such deferred tax assets in the accompanying consolidated financial statements.

The Company has $239.2 million of tax loss carryforwards. Of this amount, $55.2 million are state operating loss carryforwards and $184.0 million are federal operating loss carryforwards. The federal carryforward periods are as follows: $142.0 million do not expire and $41.9 million expire between 2032 and 2037. The state net operating losses will expire between 2027 and 2041, with some amounts having indefinite carryover. The Company also has federal and state R&D credit carryovers of $2.6 million and $1.3 million, which will expire between 2032 and 2042.

The Company is subject to federal income taxes in the United States as well as various state and local jurisdictions. The Company has reviewed its tax positions and concluded that no liability for uncertain tax positions is required as of December 31, 2022. The Company will classify any future interest and penalties as a component of income tax expense if incurred.

The Company does not expect the amount of uncertain tax positions to change significantly in the next 12 months. The Company’s major taxing jurisdictions are in the United States, at both the federal and state levels. The number of years open for examination varies depending on the tax jurisdiction but are generally from three to five years.

8. LEASES, COMMITMENTS, AND CONTINGENCIES

Litigation and Claims

In the fourth quarter of 2022, the Company reached a settlement with one of its technology vendors regarding alleged intellectual property infringement. As a result of the settlement, the Company received $0.75 million in the fourth quarter of 2022. See Note 14 for further information regarding this legal settlement.

The Company is not currently a party to any other material pending legal proceedings.

Sale-Leaseback of Headquarters and Laboratory Facilities

In September 2017, the Company consummated a sale-leaseback transaction with a third party for its corporate headquarters and laboratory facilities in Roseville, Minnesota, which encompasses approximately 44,000 square feet including office and lab space, the first pilot BioFactory production system, greenhouses, and outdoor research plots. The Company is deemed the owner for accounting purposes. The lease has a term of twenty years and includes four options to each extend the lease for five years subject to there being no default under the lease terms beyond any cure period and the Company occupying the property at the time of extension. In 2017, the Company received $7.0 million in connection with the sale of the land and uncompleted facility.

The lease commenced in May 2018. Under the lease, the Company pays an annual base rent of eight percent of the total project cost with scheduled increases in rent of 7.5 percent on the sixth, eleventh, and sixteenth anniversaries of the start of the lease commencement as well as on the first day of each renewal term. Currently, the Company pays an annual base rent of $1.4 million. The first increase will occur during 2023.

The Company is also responsible for all operating costs and expenses associated with the property. If the landlord decides to sell the property, the Company has a right of first refusal to purchase the property on the same terms offered to any third party.

Concurrent with entering the lease, Cellectis guaranteed the lease agreement for the Company’s headquarters. However, the Company previously agreed to indemnify Cellectis for any obligations under this guaranty, effective upon Cellectis’ ownership falling to 50 percent or less of the Company’s outstanding common stock. Accordingly, the Company’s indemnification obligation was triggered in October 2022.

Prior to 2022, this lease was considered a failed sale leaseback based on the nature of the transactions and was reported as a financing-type lease.

As discussed in Note 1, Recently Issued Accounting Pronouncements, the Company adopted the New Lease Standard as of January 1, 2022, using the transition method which does not require revisions to comparative periods. The Company elected to implement the transition package of practical expedients permitted within the New Lease Standard, which among other things, allows it to carryforward the historical lease classification. In addition, the Company elected the hindsight practical expedient to determine the lease term for existing leases and it also made an accounting policy election to not record leases with an initial term of 12 months or less on its consolidated balance sheet.

The Company’s adoption of the New Lease Standard required it to remove the previously reported amounts for land, buildings, and equipment associated with its headquarters and laboratory facilities lease as well as the associated liability. The Company assessed the elements of its lease agreement and upon adoption, recorded an operating lease associated with the sale leaseback of land underlying the headquarter facility, and a second operating lease associated with the building. The Company recorded operating lease assets and liabilities of $14.1 million within its consolidated balance sheet as of January 1, 2022. The New Lease Standard had no impact on the Company’s consolidated statements of operations or cash flows. The $0.8 million cumulative effect of the adoption of the New Lease Standard was recorded to stockholders’ equity.

The impact of adoption of the New Lease Standard on the Company’s December 31, 2021, consolidated balance sheet was as follows:

	As Reported December 31, 2021	Adoption of Lease Standard	As Adjusted December 31, 2021
Assets
Land, buildings, and equipment	$21,731	$(16,543)	$5,188
Operating lease right-of-use assets	—	14,090	14,090

	$21,731	$(2,453)	$19,278

Liabilities and stockholders’ equity
Current portion of financing lease obligations	$370	$(4)	$366
Other current liabilities	191	276	467
Financing lease obligations	17,506	(17,371)	135
Operating lease obligations	—	13,814	13,814
Accumulated deficit	(196,092)	832	(195,260)

	$(178,025)	$(2,453)	$(180,478)

Sale-Leaseback of Equipment

The Company also has an equipment financing arrangement that is considered a financing-type lease which matures in 2023. The Company was required to deposit cash into a restricted account in an amount equal to the future rent payments required by the lease. As of December 31, 2022, restricted cash totaled $0.1 million, and will be returned following the payoff of the lease obligations in 2023.

Recognition of Lease Liabilities

The Company records its operating lease liabilities at the present value of the future lease payments over the lease term. If the lease term includes options to extend or terminate the lease, those elements are included in the determination of lease term when it is reasonably certain that the option will be exercised. The rate used to determine the present value of future lease payments is the rate stated in the lease agreement, or if not stated, the Company’s incremental borrowing rate is used, up to an effective rate that enables the lease liability to amortize to zero over the lease term. Rent expense for operating leases is recorded in SG&A expense in the consolidated statements of operations and in operating cash flows in the consolidated statements of cash flows. The Company also records operating lease ROU assets at an initial amount equal to the operating lease liability. Those ROU assets are amortized to lease expense within SG&A over the lease term using the effective interest method to ensure the ROU asset amortizes to zero concurrent with the associated liability, and the ROU asset amortization expense is also reported in operating cash flows in the consolidated statements of cash flows.

The Company records its financing lease liabilities at the present value of the future lease payments over the lease term. If the lease term includes options to extend or terminate the lease, those elements are included in the determination of lease term when it is reasonably certain that the option will be exercised. The rate used to determine the present value of future lease payments is the rate stated in the lease agreement, or if not stated, the Company’s incremental borrowing rate is used, up to an effective rate that enables the lease liability to amortize to zero over the lease term. Expense associated with financing leases is recorded in interest, net in the consolidated statements of operations and in operating cash flows in the consolidated statements of cash flows.

The Company is obligated under a non-cancellable operating lease for office and laboratory space at its facility in Roseville, Minnesota. The lease has a remaining term of 15.3 years and has a ROU asset of $13.6 million as of December 31, 2022.

The Roseville, Minnesota lease includes four options to each extend the lease for five years. These options to extend the lease are not recognized as part of the ROU assets and operating lease liabilities as it is not reasonably certain that the Company will exercise those options. The Company’s agreement does not include options to terminate the lease.

Lease Expense

The components of lease expense were as follows:

	Year Ended December 31,
In Thousands	2022	2021	2020
Finance lease costs	$75	$1,431	$1,435
Operating lease costs	1,548	46	83
Variable lease costs	942	NA	NA

Total	$2,565	$1,477	$1,518

NA- not applicable prior to the New Lease Standard

Operating lease cost for short-term leases was not material for the year ended December 31, 2022.

Other Lease Information

Other information related to leases was as follows:

	Year Ended December 31, 2022
In Thousands except for lease term and discount rate	Operating	Financing
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows	$276	$—
Financing cash flows	$—	$376
Weighted average remaining lease term (years)	15.3	0.4
Weighted average discount rate	7.9%	8.1%

As of December 31, 2022, future minimum payments under operating and finance leases were as follows:

In Thousands	Operating Leases	Financing Leases	Total Leases
2023	$1,446	$100	$1,546
2024	1,480	—	1,480
2025	1,479	—	1,479
2026	1,479	—	1,479
2027	1,479	—	1,479
Thereafter	16,991	—	16,991

Total including interest	24,354	100	24,454
Less: imputed interest	(10,540)	(3)	(10,543)

Total	$13,814	$97	$13,911

9. EMPLOYEE BENEFIT PLAN

The Company provides a 401(k) defined contribution plan for all regular full-time employees who have completed two months of service. The Company matches employee contributions up to certain amounts and those matching contributions vest immediately.

	Year Ended December 31,
In Thousands	2022	2021	2020
Employee benefit plan expenses	$259	$274	$309

10. SUPPLEMENTAL INFORMATION

Certain balance sheet amounts are as follows:

	As of December 31,
In Thousands	2022	2021
Cash, cash equivalents, and restricted cash:
Cash and cash equivalents	$3,427	$13,823
Restricted cash	99	499
Non-current restricted cash	—	99

Total	$3,526	$14,421

	As of December 31,
In Thousands	2022	2021
Prepaid expenses and other current assets:
Common warrants – financing costs	$396	$—
Prepaid expenses and other current assets	210	859

Total	$606	$859

	As of December 31,
In Thousands	2022	2021
Other current liabilities:
Operating lease obligations – current	$367	$—
Other current liabilities	112	191

Total	$479	$191

	As of December 31,
In Thousands	2022	2021
Land, buildings, and equipment:
Land under capital lease	$—	$5,690
Buildings	900	804
Buildings under capital lease	—	3,812
Leasehold improvements	364	215
Leasehold improvements under capital lease	—	10,023
Office furniture and equipment	7,803	5,409
Office furniture and equipment under capital lease	414	1,788
Computer equipment and software	912	831
Construction in progress	—	849
Vehicles	—	38

Total land, buildings, and equipment	10,393	29,459
Less accumulated depreciation and amortization	(5,877)	(7,728)

Total	$4,516	$21,731

Certain statements of operations amounts are as follows:

	Year Ended December 31,
In Thousands	2022	2021	2020
Revenue:
Soybean grain	$—	$25,930	$12,976
Soybean meal	—	—	8,628
Soybean oil	—	—	2,220
Other	157	57	27

Total	$157	$25,987	$23,851

	Year Ended December 31,
In Thousands	2022	2021	2020
Stock-based compensation expense:
Research and development	$946	$1,465	$1,132
Selling, general, and administrative	3,052	625	3,839

Total	$3,998	$2,090	$4,971

	Year Ended December 31,
In Thousands	2022	2021	2020
Interest, net:
Interest expense	$(75)	$(1,431)	$(1,435)
Interest income	60	17	557
Common stock warrants – financing cost amortization	(72)	—	—

Total	$(87)	$(1,414)	$(878)

Supplemental statement of cash flows information is as follows:

	Year Ended December 31,
In Thousands	2022	2021	2020
Interest paid	$69	$1,425	$1,455

Non-cash transactions not reported in the consolidated statement of cash flows are as follows:

	Year Ended December 31,
In Thousands	2022	2021	2020
Receivable from Jefferies for shares issued under ATM Facility	$(260)	$260	$—
Non-cash additions to land, buildings, and equipment	$(691)	$691	$—
Cumulative effect of adoption of lease accounting standard on stockholders’ equity	$832	$—	$—
Establishment of operating lease right-of-use assets and associated operating lease liabilities	$14,090	$—	$—

11. SEGMENT INFORMATION

The Company operates in a single reportable segment, the development and commercialization of products derived from plant cells. The chief operating decision maker is the Company’s Chief Executive Officer, who makes resource allocation decisions and assesses business performance based on financial information presented on a consolidated basis. There are no segment managers who are held accountable by the chief operating decision maker, or anyone else, for operations, operating results, and planning for levels or components below the consolidated unit level. Accordingly, the Company has determined that it operates in a single reportable segment, the development and commercialization of products derived from plant cells. The Company’s current commercial focus is North America, and all revenue in 2022 was recognized in the United States.

12. LONG-TERM DEBT

The Company’s long-term debt was comprised of a $1.5 million promissory note pursuant to the PPP loan established by the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) implemented by the SBA. The Company received the funds under the PPP loan on April 19, 2020. Subject to certain conditions, the PPP loan and accrued interest were eligible to be forgiven in whole or in part by applying for forgiveness pursuant to the CARES Act and the Paycheck Protection Program. In order to be eligible for forgiveness, the proceeds of the PPP loan were required to be applied to certain eligible expenses, including payroll costs, interest on certain mortgage obligations, rent payments on certain leases, and certain qualified utility payments, with not more than 40 percent of the amount applied to non-payroll costs.

The Company applied the proceeds from the PPP loan toward qualifying expenses. On October 21, 2020, as modified December 29, 2020, the Company applied for forgiveness of the full principal amount and all accrued interest. On April 8, 2021, the Company was notified by the SBA that the full principal amount and all accrued interest of the PPP loan had been forgiven. Accordingly, the Company recognized a gain upon the extinguishment of the PPP loan for $1.5 million during the second quarter of 2021.

13. RESTRUCTURING COSTS

On August 4, 2020, the Company approved a move to a streamlined go-to-market strategy for its soybean product line. The impact of the action included staffing adjustments related to soybean processing and product sales, as well as the gradual exit of all supply chain contractual commitments that were not associated with the soybean go-to-market strategy. In the fiscal year ended December 31, 2020, the Company recorded $0.7 million of restructuring costs for severance and other related payments, and also recorded a $0.9 million recapture benefit of non-cash stock compensation expense from the forfeiture or modification of unvested stock awards. The Company did not incur any other material costs from the disposal of any assets or contractual terminations in the years ended December 31, 2021, and 2020. As of December 31, 2020, all severance and transitional expenses were recorded, with $0.4 million to be paid during 2021. As of December 31, 2021, all amounts related to the restructuring had been paid.

14. SUBSEQUENT EVENTS

Merger with Cibus Global LLC

On January 13, 2023, the Company and Cibus Global, LLC entered into a definitive merger agreement under which the Company and Cibus will merge in an all-stock transaction. As a part of the proposed merger, beginning at the earlier of March 15, 2023 and the date the Company’s unrestricted cash balance first drops below $1,500,000, the Company can request, and Cibus has agreed to provide, an unsecured, interest-free revolving line of credit of up to $3,000,000 in cash, which amount may be increased to $4,000,000 under certain conditions.

In connection with the Transactions (as defined in Note 14), beginning at the earlier of March 15, 2023 and the date Calyxt’s unrestricted cash balance first drops below $1,500,000, Calyxt can request, and Cibus has agreed to provide, an unsecured, interest-free revolving line of credit of up to $3,000,000 in cash, which amount may be increased to $4,000,000 if Cibus elects to extend the outside date (as defined in the Merger Agreement) to June 30, 2023 (the Interim Funding.” Funds can be drawn by Calyxt in $500,000 increments and may only be used to fund operating expenses incurred in the ordinary course of business consistent with past practice and consistent with the negative covenants in the Merger Agreement. The full outstanding balance of the Interim Funding will be reduced to zero in connection with the closing of the Transactions, if consummated. The full outstanding balance of the Interim Funding will be forgiven by Cibus if the Merger Agreement is terminated for any reason other than certain under certain conditions, as detailed in the Merger Agreement. The Interim Funding is subject to acceleration in connection with certain bankruptcy events.

Modification of Stock Options

On March 1, 2023, the Company’s Board of Directors approved the modification of the award terms of all outstanding stock options that have 90-day post-separation exercise periods from the current 90 days to five years from date of grant. These modifications may result in additional stock compensation expense that will be recognized immediately for vested awards or over the remaining service period for unvested awards as of that date.

Grant of Restricted Stock Units

On March 1, 2023, the Company’s Board of Directors authorized the grant of an aggregate of 3,487,503 RSUs. These awards will vest upon completion of the Transactions, and accordingly, the expense associated with these awards will be recognized over the period from the date of grant to the estimated closing date of the Transactions.

Performance Stock Units

On March 1, 2023, the Company’s Board of Directors determined the 2022 tranche of PSUs would vest at 100%.

Litigation and Claims

In the fourth quarter of 2022, the Company reached a settlement with one of its technology vendors regarding alleged intellectual property infringement. The Company received the final installment of $0.75 million in the first quarter of 2023.

Independent Auditor’s Report

Board of Directors

Cibus Global, LLC

San Diego, California

Opinion

We have audited the consolidated financial statements of Cibus Global, LLC (the “Company”), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive loss, members’ deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in 2022 due to the adoption of Accounting Standards Codification Topic 842, Leases.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficiency, and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ BDO USA, LLP

San Diego, California

April 14, 2023

Cibus Global, LLC

Consolidated Balance Sheets

(in thousands, except unit amounts)

	December 31,
	2022	2021
Assets
Current assets:
Cash and cash equivalents	$24,338	$19,744
Accounts receivable, net	67	175
Due from related parties, net	254	219
Prepaid expenses and other current assets	1,054	999

Total current assets	25,713	21,137
Property and equipment, net	5,831	3,969
Right-of-use asset	11,146	—
Other assets	493	299

Total assets	$43,183	$25,405

Liabilities and Members’ deficit
Current liabilities:
Accounts payable	$4,103	$3,503
Accrued expenses	4,946	3,476
Due to related party	80	80
Deferred revenues	—	85
Notes payable, current portion	736	696
Deferred rent, current portion	—	307
Operating lease liabilities, current portion	4,654	—
Financing lease liabilities, current portion	150	—
Capital lease obligations, current portion	—	208
Other current liabilities	16	—

Total current liabilities	14,685	8,355
Notes payable, net of current portion	670	994
Operating lease liabilities, net of current portion	7,833	—
Financing lease liabilities, net of current portion	87	239
Deferred rent, net of current portion	—	1,035
Royalty liability - related parties	49,325	43,252
Other non-current liabilities	1,495	1,118

Total liabilities	74,095	54,993

Commitments and contingencies (See Note 15)
Members’ deficit
Series A convertible preferred units, no par value; 83,300,852 units authorized at December 31, 2022 and 2021; 67,810,963 and 67,781,328 units issued and outstanding at December 31, 2022 and 2021, respectively	64,097	64,060
Series B convertible preferred units, no par value; 31,285,438 units authorized at December 31, 2022 and 2021; 30,817,791 units issued and outstanding at December 31, 2022 and 2021	54,710	54,710
Series C convertible preferred units, no par value; 38,173,979 units authorized at December 31, 2022 and 2021; 33,195,500 units issued and outstanding at December 31, 2022 and 2021	67,012	67,012

	December 31,
	2022	2021
Series D convertible preferred units, no par value; 44,000,000 units authorized at December 31, 2022 and 2021; 44,000,000 units issued and outstanding at December 31, 2022 and 2021	54,195	54,195
Series E convertible preferred units, no par value; 19,886,364 units authorized at December 31, 2022 and 2021; 19,884,227 units issued and outstanding at December 31, 2022 and 2021	34,381	34,381
Series F convertible preferred units, no par value; 50,000,000 and no units authorized at December 31, 2022 and 2021, respectively; 26,485,598 and none issued and outstanding at December 31, 2022 and 2021, respectively	52,810	—
Voting common units, no par value; 341,282,000 and 291,281,999 units authorized at December 31, 2022 and 2021, respectively; none issued and outstanding	—	—
Nonvoting common units, no par value; 66,414,403 units authorized at December 31, 2022 and 2021; 63,903,905 and 56,805,754 units issued and outstanding at December 31, 2022 and 2021, respectively	1,278	1,207
Unit subscription receivable	(4,078)	(4,072)
Additional paid-in capital	56,829	55,499
Accumulated other comprehensive income (loss)	(8)	5
Accumulated deficit	(412,138)	(356,585)

Total members’ deficit	(30,912)	(29,588)

Total liabilities and members’ deficit	$43,183	$25,405

The accompanying notes are an integral part of these consolidated financial statements.

Cibus Global, LLC

Consolidated Statements of Operations and Comprehensive Loss

(in thousands)

	Year Ended December 31,
	2022	2021
Revenue
Collaboration and research	$202	$731
Collaboration and research - related party	908	832

Total revenue	1,110	1,563

Operating expenses
Research and development	33,461	22,182
Selling, general and administrative	16,779	11,493

Total operating expenses	50,240	33,675

Loss from operations	(49,130)	(32,112)
Other (income) expense, net
Interest income	(7)	(7)
Interest expense	291	318
Interest expense, royalty liability - related parties	6,073	3,571
Gain on extinguishment of debt	—	(2,178)
Other expense, net	66	146

Total other (income) expense, net	6,423	1,850

Net loss from continuing operations	(55,553)	(33,962)
Net loss from discontinued operations	—	(23)

Net loss	(55,553)	(33,985)

Other comprehensive income
Foreign currency translation adjustment	(13)	41

Comprehensive loss	$(55,566)	$(33,944)

The accompanying notes are an integral part of these consolidated financial statements.

Cibus Global, LLC

Consolidated Statements of Members’ Deficit

(in thousands, except unit amounts)

	Convertible Preferred Units		Nonvoting Common Units		Unit Subscription Receivable	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Members’ Deficit
	Units	Amount	Units	Amount
Balance at December 31, 2020	161,275,460	$222,078	36,862,960	$920	$(4,066)	$53,301	$(36)	$(322,600)	$(50,403)
Issuance of Series D convertible preferred units, net of issuance costs of $250	14,519,159	17,899	—	—	—	—	—	—	17,899
Issuance of Series E convertible preferred units, net of issuance costs of $615	19,884,227	34,381	—	—	—	—	—	—	34,381
Issuance of restricted units	—	—	19,645,004	197	—	68	—	—	265
Issuance of restricted units for services	—	—	232,000	2	—	—	—	—	2
Issuance of common units for services	—	—	338,200	91	—	—	—	—	91
Issuance of common warrants for services	—	—	—	—	—	190	—	—	190
Repurchase of restricted units	—	—	(272,410)	(3)	—	(1)	—	—	(4)
Equity-based compensation	—	—	—	—	—	1,941	—	—	1,941
Interest on subscription receivable	—	—	—	—	(6)	—	—	—	(6)
Foreign currency translation	—	—	—	—	—	—	41	—	41
Net loss	—	—	—	—	—	—	—	(33,985)	(33,985)

Balance at December 31, 2021	195,678,846	274,358	56,805,754	1,207	(4,072)	55,499	5	(356,585)	(29,588)
Issuance of Series F convertible preferred units, net of issuance costs of $161	26,485,598	52,810	—	—	—	—	—	—	52,810
Issuance of Series A preferred units upon exercise of Series A preferred warrants	29,635	37	—	—	—	—	—	—	37
Issuance of restricted units	—	—	7,073,000	71	—	—	—	—	71
Issuance of restricted units for services	—	—	483,113	5	—	119	—	—	124
Repurchase of restricted units	—	—	(457,962)	(5)	—	(26)	—	—	(31)
Equity-based compensation	—	—	—	—	—	1,185	—	—	1,185
Warrant modification	—	—	—	—	—	52	—	—	52
Interest on subscription receivable	—	—	—	—	(6)	—	—	—	(6)
Foreign currency translation	—	—	—	—	—	—	(13)	—	(13)
Net loss	—	—	—	—	—	—	—	(55,553)	(55,553)

Balance at December 31, 2022	222,194,079	$327,205	63,903,905	$1,278	$(4,078)	$56,829	$(8)	$(412,138)	$(30,912)

The accompanying notes are an integral part of these consolidated financial statements.

Cibus Global, LLC

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2022	2021
Cash flows from operating activities, continuing operations
Net loss	$(55,553)	$(33,985)
Net loss from discontinued operations	—	23
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,713	1,471
Equity-based compensation	1,185	1,941
Non-cash interest expense, royalty liability - related parties	6,073	3,571
Non-cash issuance of restricted units to board of directors	119	—
Gain on extinguishment of debt	—	(2,178)
Other	(11)	109
Changes in operating assets and liabilities:
Accounts receivable	158	(2)
Due from related parties	(33)	(49)
Prepaid expenses and other current assets	(5)	(563)
Other assets	(197)	(72)
Accounts payable	501	(2,572)
Accrued expenses	1,547	610
Due to related party	—	(89)
Deferred revenue	(85)	(357)
Operating right-of-use asset and lease liabilities, net	79	—
Deferred rent	—	(101)
Other current liabilities	(28)	—
Other non-current liabilities	(13)	—

Net cash used in operating activities, continuing operations	(44,550)	(32,243)

Cash flows from investing activities, continuing operations
Purchases of property and equipment	(3,229)	(1,864)
Proceeds from sale of property and equipment	16	22

Net cash used in investing activities, continuing operations	(3,213)	(1,842)

Cash flows from financing activities, continuing operations
Principal payments on financing leases	(201)	(246)
Proceeds from financing leases	—	424
Principal payments on notes payable	(904)	(486)
Proceeds from issuance of notes payable	619	1,038
Proceeds from exercise of Series A preferred warrants	37	—
Proceeds from issuance of Series D convertible preferred units, net of issuance costs	—	17,271
Proceeds from issuance of Series E convertible preferred units, net of issuance costs	—	34,381
Proceeds from issuance of Series F convertible preferred units, net of issuance costs	18,346	—
Proceeds from issuance of SAFE Notes	34,491	—
Repurchase of restricted units	(31)	(4)
Proceeds from issuance of restricted units	7	170

Net cash provided by financing activities, continuing operations	52,364	52,548
Effect of exchange rate changes on cash	(7)	(1)

Net increase in cash and cash equivalents, continuing operations	4,594	18,462
Discontinued Operations:
Cash flows used in operating activities	—	(1,088)

Net decrease in cash and cash equivalents from discontinued operations	—	(1,088)
Cash and cash equivalents
Cash and cash equivalents - beginning of period	19,744	2,370

Cash and cash equivalents - end of period	$24,338	$19,744

The accompanying notes are an integral part of these consolidated financial statements.

Cibus Global, LLC

Notes to Consolidated Financial Statements

1. Nature of Business and Organization

Cibus Global, LLC, a Delaware limited liability company, (“Cibus” or the “Company”) was formed on May 10, 2019. At the time immediately prior to the effective date of the formation, Cibus was organized as a British Virgin Islands company (“Cibus Global, Ltd.”), which was formed on November 5, 2001. In 2019 the Company was converted to be a Delaware limited liability company.

Cibus is a plant trait company using gene editing technologies to develop and license gene edited plant traits that improve farming productivity or produce renewable low carbon plant products.

Liquidity and Going Concern

The Company has experienced recurring net losses and negative cash flows from operations since its inception and has relied on its ability to fund its operations through equity financings. The Company expects to continue to incur net losses for at least the next several years. As of December 31, 2022, the Company had an accumulated deficit of $412.1 million and cash and cash equivalents of $24.3 million. The Company’s expected operating losses and negative cash flows raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date these financial statements were available to be issued.

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional funding. Management intends to raise additional capital through a combination of equity or equity-linked securities offerings, debt issuances, commercial sales transactions, and collaboration and license agreements. However, the Company may not be able to secure additional financing in a timely manner or on favorable terms, if at all. Furthermore, if the Company issues equity securities to raise additional funds, its existing members may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of the Company’s existing members. If the Company raises additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to its potential products or proprietary technologies or grant licenses on terms that are not favorable to the Company. If the Company is unable to raise capital when needed or on attractive terms, it would be forced to delay, reduce or eliminate its research and development programs or other operations. If any of these events occur, the Company’s ability to achieve the development and commercialization goals would be adversely affected.

The accompanying consolidated financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. They do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The Company’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include the accounts of Cibus Global, LLC and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company’s consolidated financial statements and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Management evaluates its estimates on an ongoing basis. Although estimates are based on the Company’s historical experience, knowledge of current events and actions it may undertake in the future, actual results may ultimately materially differ from these estimates and assumptions. Key estimates made by the Company include revenue recognition, useful lives and impairment of long-lived assets, valuation of equity-based awards and related equity-based compensation expense, and the valuation of the Royalty Liability.

Fair Value Measurements of Financial Instruments

The Company follows Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, for financial assets and liabilities that are recognized or disclosed at fair value in these consolidated financial statements on a recurring basis. Under ASC 820, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts its business. ASC 820 clarifies fair value should be based on assumptions market participants would use when pricing the asset or liability and establishes a hierarchy that prioritizes inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to observable unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The carrying amounts reflected in the accompanying consolidated balance sheets for accounts receivable, accounts payable and accrued expenses approximate their fair value due to their short-term nature. Based on the borrowing rates currently available to the Company for debt with similar terms and consideration of default and credit risk, the carrying value of the debt approximates fair value, which is considered a Level 2 fair value measurement.

Cash and Cash Equivalents

The Company considers all liquid investments purchased with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include cash in readily available checking and money market accounts. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses with these financial institutions. As of December 31, 2022 and 2021, the Company had cash balances deposited at major financial institutions.

Accounts Receivable

Accounts receivable are recorded at the amounts billed relating to contracted research and development services provided. The Company makes judgments as to its ability to collect outstanding receivables and provides an allowance for receivables when collection becomes doubtful. Accounts receivable are written off when management believes that all efforts to collect the amounts outstanding have been exhausted. The allowance for doubtful accounts is estimated by management based on evaluations of its historical bad debt, current collection experience and estimate of remaining collectability. Bad debt expense is recorded as necessary to maintain an appropriate level of allowance for doubtful accounts in selling, general and administrative expense in the accompanying consolidated statements of operations and comprehensive loss. Accounts receivable is presented net of allowance for doubtful accounts which was $0 as of December 31, 2022 and 2021.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation of lab equipment, furniture, and computer equipment and software is recorded using the straight-line method over the estimated useful lives of the respective assets, ranging from three to ten years. Amortization of leasehold improvements are recorded using a straight-line method over the lesser of the estimated useful lives of the improvements or the remaining life of the lease. Expenditures which substantially increase the useful life of an asset, are capitalized. Expenditures for repairs and maintenance are expensed as incurred.

Assets in progress include the construction of lab equipment and software to be used in the Company’s facility. The assets will be placed in service when the construction is completed and will be amortized over the useful life of the asset.

Long-Lived Assets

The Company periodically reviews the carrying value and estimated lives of all of its long-lived assets, including property and equipment, to determine whether indicators of impairment may exist which warrant adjustments to carrying values or estimated useful lives. Should an impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset or asset group over the estimated asset’s fair value. Management determined no impairment existed during the years ended December 31, 2022 and 2021.

Deferred Rent

The Company records rent expense on a straight-line basis over the lease term. Prior to the adoption of Topic 842, as defined below, on January 1, 2022, deferred rent was recorded for the accumulated difference between the actual rent and the recognized rent expenses over the term of the lease and results from certain rent escalation clauses and rent abatements. Deferred rent was $0 and $1.3 million as of December 31, 2022 and 2021, respectively.

Leases

The Company determines if an arrangement is or contains a lease at inception. Beginning January 1, 2022, for leases with a term greater than one year, lease right-of-use assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company excludes short-term leases, if any, having initial terms of 12 months or less at lease commencement as an accounting policy election. In determining the net present value of lease payments, the Company uses its incremental borrowing rate, which represents an estimated rate of interest that the Company would have to pay to borrow equivalent funds on a collateralized basis, at the lease commencement date. Leases are classified as finance or operating, with classification affecting the pattern and classification of expense recognition in the consolidated statements of operations and comprehensive loss. Variable lease payments primarily include common area maintenance, utilities, real estate taxes, insurance, and other operating costs that are passed on from the lessor in proportion to the space leased by the Company. The Company has elected the practical expedient to not separate between lease and non-lease components.

Asset Retirement Obligation

The Company records asset retirement obligations (“AROs”) for the estimated cost of removing constructed leasehold improvement assets and restoring the leased premises back to their original condition, at the time when the contractual obligations are incurred. AROs represent the present value of the expected costs for the related restoration activities. The ARO assets and liabilities are recorded in property and equipment, net and other non-current liabilities, respectively, in the Company’s balance sheets. The Company records accretion expense, which represents the increase in the asset retirement obligations, over the remaining or operational life of the associated leasehold improvements. Accretion expense is recorded as selling, general and administrative in the statements of operations using an accretion rate based on the credit adjusted risk-free interest rate. Changes resulting from revisions to the timing or amount of the original estimate of cash flows are recognized as an increase or a decrease in the asset retirement cost, or income when the asset retirement cost is depleted.

Revenue Recognition

The Company’s revenues represent amounts earned from collaboration agreements related to contract research. The Company recognizes revenues under Topic 606 Revenue from Contracts with Customers (“Topic 606”)

when control of services is transferred to the Company’s customers in an amount that reflects the consideration the Company expects to receive from the Company’s customers in exchange for those services. This process involves identifying the contract with a customer, determining the performance obligations in the contract, determining the contract price, allocating the contract price to the distinct performance obligations in the contract and recognizing the revenue when the performance obligations have been satisfied. The Company recognizes revenue for satisfied performance obligations only when the Company determines there are no uncertainties regarding payment terms or transfer of control. A performance obligation is considered distinct from other obligations in a contract when it provides a benefit to the customer either on its own or together with other resources that are readily available to the customer and is separately identified in the contract.

Sales tax and other taxes the Company collects concurrent with revenue-producing activities are excluded from revenue.

Collaboration Agreements Related to Contract Research

Performance obligations under collaboration arrangements include providing intellectual property licenses, performing research and development consulting services and providing other materials. To date, the Company has concluded that the licenses of intellectual property in its collaboration arrangements have not been distinct, as intellectual property has not been licensed without related research and development support services.

Under Topic 606, milestone fees are variable consideration that is initially constrained and included in the arrangement consideration only when it is probable that the milestones will be achieved. Arrangement consideration, including upfront fees, milestone fees and fees for research services, is recognized over the period as services are provided using an input method to determine the amount to recognize each reporting period. The Company reviews the inputs each period, such as the Company’s level of effort expended, including the time the Company estimates it will take to complete the activities, or costs incurred relative to the total expected inputs to satisfy the performance obligation. Generally, input measures are labor hours expended or a time-based measure of progress towards the satisfaction of the performance obligation.

Contract Assets and Liabilities

Contract assets primarily include amounts related to contractual rights to consideration for completed performance not yet invoiced. The Company had recorded no contract assets as of December 31, 2022 or 2021. The Company records contract liabilities when cash payments are received or due in advance of performance, primarily related to advances of upfront and milestone payments from contract research and collaboration agreements. Contract liabilities consist of deferred revenue on the accompanying consolidated balance sheets. The Company expects to recognize the amounts included in deferred revenues within one year. The deferred revenue balance of $0.1 million at December 31, 2021 was all recognized in 2022.

The following table represents the deferred revenue activity (in thousands):

Balance as of January 1, 2021	$441
Consideration earned	(1,563)
Consideration received	1,207

Balance as of December 31, 2021	$85

Consideration earned	(1,110)
Consideration received	1,025

Balance as of December 31, 2022	$—

Costs to Obtain Contracts

The Company recognizes the incremental costs of obtaining contracts as an expense when incurred if the amortization period of the assets that otherwise would have been recognized is one year or less. These costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss. Deferred contract acquisition costs were zero as of December 31, 2022 and 2021.

Selling, General and Administrative Expenses

All selling and marketing expenses, including advertising expenses and allocated facility costs including rent, utilities, maintenance expenses and depreciation and amortization, are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

The Company expenses patent application costs and related legal costs for maintenance of such patents as incurred and are included in selling, general, and administrative expenses in the accompanying consolidated statements of operations and comprehensive loss.

Research and Development Expenses

Research and development costs are expensed as incurred in performing research and development activities and include salaries, lab supplies, consultant fees, and allocated facility costs including rent, utilities, maintenance expenses and depreciation and amortization.

Royalty Liability – Related Parties

Pursuant to the warrant transfer and exchange agreement dated December 31, 2014 (the “Warrant Exchange Agreement”), management estimates the total amount of royalty payments over the life of the Warrant Exchange Agreement that the Company will be required to make to holders of certain warrants that were exchanged for the rights to future royalty payments (the “Royalty Liability”). The Royalty Liability is based on the Company’s current estimates of future royalties expected to be paid over the life of the arrangement. The Company will periodically assess the expected royalty payments using a combination of internal projections and external sources. In order to determine the amortization of the Royalty Liability, the Company is required to estimate the total amount of future royalty payments to the warrant holders over the life of the Warrant Exchange Agreement. This estimate contains significant assumptions that impact both the amount recorded at execution and the interest expense that will be recognized over the royalty period. The Company will periodically assess the estimated royalty payments and to the extent the amount or timing of such payments is materially different than the original estimates, an adjustment will be recorded prospectively to increase or decrease interest expense. There are a number of factors that could materially affect the amount and timing of royalty payments and correspondingly, the amount of interest expense recorded by the Company, most of which are not within the Company’s control. Such factors include, but are not limited to, delays or discontinuation of development of the Company’s products, regulatory approval, the introduction of competing products, manufacturing or other delays, intellectual property matters, adverse events that result in authority imposed restrictions on the use of the products, significant changes in foreign exchange rates as the royalties are made in U.S. dollars, and other events or circumstances that are not currently foreseen. Changes to any of these factors could result in increases or decreases to interest expense. See Note 11 for further details.

Equity-Based Compensation

Equity-based compensation to employees and nonemployee service providers, for awards of restricted units, is measured at the fair value of the award on the date of grant based on the total number of awards that are ultimately expected to vest, less any consideration to be paid by the employee. The Company recognizes forfeitures as they occur. The compensation expense resulting from equity-based compensation to employees is recognized ratably over the requisite service period, which generally is the vesting period, of the award in operating expenses in the accompanying consolidated statements of operations and comprehensive loss.

Income Taxes

Prior to May 10, 2019, the Company was a British Virgin Island Limited Company and elected to be treated as a partnership for income tax purposes in the United States. Commencing May 10, 2019, the Company operated as a Delaware limited liability company and elected to continue to be treated as a partnership for income tax purposes in the United States (see Note 1). As such, the Company is not a tax paying entity for United States federal income tax purposes. Each member is individually responsible for their share of the Company’s net income (loss) for federal income tax purposes. The Company also has operations in jurisdictions outside the United States, some of which are subject to corporate tax. However, the Company’s operations in these jurisdictions did not give rise to a material amount of corporate income tax during the period. Accordingly, the Company has not recorded a provision for income taxes in the accompanying consolidated statements of operations and comprehensive loss.

The Company accounts for uncertain tax positions in accordance with the provisions of Accounting Standards Codification (ASC) 740, Income Taxes. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit would more likely than not be realized assuming examination by the taxing authority. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. The Company does not have any material uncertain tax positions as of December 31, 2022 and 2021 and does not expect a material change in the next twelve months.

Foreign Currency

The accompanying consolidated financial statements are presented in United States dollars (“USD”) as the reporting currency. For those foreign subsidiaries where the Company has determined that the functional currency is the entity’s local currency, the assets and liabilities of such subsidiaries are translated into USD using exchange rates in effect at the balance sheet date. The revenue and expenses of such subsidiaries are translated into USD using average exchange rates in effect during the reporting period. Any translation adjustments are presented as accumulated other comprehensive income (loss), within members’ deficit in the accompanying consolidated statements of members’ deficit. Foreign currency transaction gains and losses are included in other (income) expense, net within the accompanying consolidated statements of operations and comprehensive loss and were immaterial for all periods presented.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board (the “FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position, results of operations, or cash flows upon adoption.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (“Topic 842”) (“ASC 842”), which establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether the lease is effectively a financed purchase by the lessee. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term greater than 12 months regardless of the lease classification. ASC 842 provides lessees with the option to not account for leases with a term of 12 months or less as leases. ASC 842 supersedes the previous leases standard, ASC 840 Leases, and requires a modified retrospective transition approach for leases existing at, or entered into after the beginning of the earliest comparative period presented in the financial statements. In July 2018, the FASB issued supplemental adoption guidance and clarification to ASC 842 within ASU No. 2018-10, Codification Improvements to Topic 842, Leases and ASU No. 2018-11, Leases (Topic 842): Targeted Improvements. ASU No. 2018-11 provides another transition method in addition to the existing modified retrospective transition method by allowing entities to initially apply the new leasing standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit in the period of adoption.

On January 1, 2022, the Company adopted ASC 842 using the modified retrospective approach. Accordingly, prior period financial information and disclosures have not been adjusted and continue to be reported in accordance with the Company’s historical accounting under the previous lease standard. In addition, the Company elected the package of practical expedients available for existing contracts, which allowed it to carry forward historical assessments of lease identification, lease classification, and initial direct costs. As a result of adopting ASC 842, the Company recognized operating right-of-use assets and lease liabilities of $7.6 million and $8.8 million, respectively, on January 1, 2022, which are related to the Company’s facility operating leases. The difference between the right-of-use assets and lease liabilities is primarily attributed to the elimination of deferred rent and unamortized lease incentives. There was no adjustment to the opening balance of accumulated deficit as a result of the adoption of ASC 842.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the impact of recently issued standards that are not yet effective will not have a material impact on the Company’s financial position, results of operations, or cash flows upon adoption.

In June 2016, FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326). The amendments in ASU 2016-13 affect entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in ASU 2016-13 require a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. On April 8, 2020, the FASB has changed the effective date of this standard applicable to the Company to January 1, 2023. The Company is currently evaluating the potential impact of this standard on its financial position, results of operations, and cash flows.

3.	Discontinued Operations

On October 27, 2020 (the “Closing Date”), the Company completed the sale of substantially all of its intangible assets related to the canola breeding program (“Breeding Program”) to Farmer’s Business Network (“FBN” or “Buyer”), including the Company’s ownership interests in the canola germplasm and certain rights to agreements that are material to the breeding program (Breeding Program Assets). The sale excluded the net tangible assets, including SU Canola inventories and any rights and obligations under the commercialization agreements at the Closing Date, which were subsequently liquidated by the Company. As the consideration for the Breeding Program sale the Company received a $2.0 million upfront payment and additional success fees upon achievement of certain levels of gross sales of canola products by FBN.

The Company received a deposit of $1.0 million to cover amounts payable under a trait license to be applied to the Buyer’s trait fee obligations under the trait license. The interest on the deposit is to be credited to the Buyer on the deposit until the end of the first calendar month in which the first commercial sale occurs. The deposit amount and related accrued interest are included in other non-current liabilities in the accompanying consolidated balance sheets.

Due to the resulting major strategic shift in the Company’s operating activities, the sale of the Breeding Program met the accounting requirements for reporting as a discontinued operation. Accordingly, the accompanying consolidated financial statements for all periods presented reflect this group of nonfinancial assets as a discontinued operation. Discontinued operations include the results of the canola breeding and commercialization activities except for certain corporate overhead costs, which are included in continuing operations.

The following tables present amounts included in the discontinued operations on the Company’s consolidated statements of operations and comprehensive loss and statements of cash flows for the years ended December 31, 2022 and 2021. No balances were recorded on the consolidated balance sheets as of December 31, 2022 or 2021.

	Year Ended December 31,
	2022	2021
	(in thousands)
Revenue
Product sales, net	$—	$199

Total revenue	—	199

Operating expenses
Cost of product sales	—	204
Selling, general and administrative	—	18

Total operating expenses	—	222

Net loss from discontinued operations	$—	$(23)

	Year Ended December 31,
	2022	2021
	(in thousands)
Cash flows from operating activities, discontinued operations
Net loss from discontinued operations	$—	$(23)
Changes in operating assets and liabilities
Inventory	—	405
Accounts payable	—	(1,160)
Accrued expenses	—	(136)
Deferred revenue	—	(174)

Net cash used in operating activities, discontinued operations	—	(1,088)

Cash flows from investing activities, discontinued operations
Net cash used in investing activities, discontinued operations	—	—

Cash flows from financing activities, discontinued operations
Net cash used in financing activities, discontinued operations	$—	$—

4. Property and Equipment, net

Property and equipment consists of the following (in thousands):

		December 31,
	Useful Life	2022	2021
Lab equipment	5-10 years	$11,252	$10,150
Leasehold improvements	5-7 years	4,154	3,208
Furniture	5 years	170	170
Computer equipment and software	3 years	2,636	1,494
Assets in progress	N/A	1,221	869

		19,433	15,891
Less: Accumulated depreciation and amortization		(13,602)	(11,922)

		$5,831	$3,969

Depreciation and amortization for the years ended December 31, 2022 and 2021 was $1.7 million and $1.5 million, respectively.

Asset Retirement Obligations

Certain lease agreements require the Company to return designated areas of leased space to its original condition upon termination of the lease agreement. At the inception of such leases, the Company records an asset retirement obligation and a corresponding capital asset in an amount equal to the estimated fair value of the obligation. To determine the fair value of the obligation, the Company estimates the cost for a third-party to perform the restoration work. In subsequent periods, for each asset retirement obligation, the Company records operating expense to accrete the asset retirement obligation liability to full value and depreciation expense against the asset retirement obligation, over the term of the associated lease agreement. The Company used a credit-adjusted risk free rate of 5.64% to discount the future obligation, and an inflation rate of 5% to determine the future value of the original estimate of restoration costs. The asset retirement obligation is expected to be resolved in July 2025. Asset retirement obligations were $0.3 million and $0 as of December 31, 2022 and 2021, respectively.

The following table presents the changes in asset retirement obligation during the year ended December 31, 2022 (in thousands):

Balance as of January 1, 2022	$—
Obligations incurred	252
Accretion expense	6

Balance as of December 31, 2022	$258

5. Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,
	2022	2021
Accrued salaries, wages, and payroll taxes	$2,844	$2,318
Accrued professional fees	1,389	736
Accrued field trials	604	289
Other	109	133

	$4,946	$3,476

6. Notes Payable

On May 5, 2020, the Company received a $2.2 million loan under the Paycheck Protection Program (“PPP”) established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). The PPP note bore interest at a fixed rate of 1% per annum and had an initial term of two years. The note was unsecured, and guaranteed by the Small Business Administration (“SBA”). The Company was permitted to prepay the PPP note at any time prior to maturity with no prepayment penalties. The principal amount and accrued interest of the PPP note was eligible for forgiveness if the proceeds were used for qualifying expenses, which includes payroll, rent, and utilities during the eight-week period commencing on May 5, 2020. The Company was obligated to repay any portion of the principal amount of the PPP note that was not forgiven, and any accrued interest.

In the second quarter of 2021, the Company received notification from the SBA that the entire $2.2 million PPP loan was forgiven. The forgiven debt was recorded as a gain on extinguishment of debt on the consolidated statement of operations and comprehensive loss for the year ended December 31, 2021.

The Company has also financed certain annual license costs. The Company has recorded notes payable related to financed license costs of $0.2 million on the consolidated balance sheet as of December 31, 2022 and 2021. The financing arrangements for the licenses have a term of one year and accrue interest at an annual rate between 9% and 10%. The Company makes monthly principal and interest payments. The notes related to annual licenses mature in July 2023.

Additionally, the Company has purchased various fixed assets using notes. The total notes payable balance related to financed equipment was $1.1 million and $1.5 million as of December 31, 2022, and 2021, respectively. The financed equipment is subject to annual interest rates between 7.3% and 17.6% and has a weighted average remaining term of 2.7 years. Notes used to finance equipment mature between January 2023 and December 2027.

The following table summarizes future payments on notes payable:

Years Ending December 31,
2023	$835
2024	380
2025	277
2026	77
2027	15

1,584
Less: Interest	(178)

1,406
Less: Current portion	(736)

Noncurrent portion	$670

7. Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair-value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets;

Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The carrying amounts of the Company’s interest receivable, included in prepaid expenses and other current assets, accounts payable, accrued liabilities, and notes payable are generally considered to be representative of their fair value because of the short-term nature of these instruments. The Company’s investments, which includes money market funds are measured at fair value in accordance with the fair value hierarchy.

	Fair Value	Quoted Market Price for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
(in thousands)
At December 31, 2022
Assets

Money market funds (1)	$20,202	$20,202	$—	$—	$20,202

At December 31, 2021
Assets

Money market funds (1)	$18,201	$18,201	$—	$—	$18,201

(1)	Included in cash and cash equivalents on the accompanying consolidated balance sheets

8. Convertible Preferred Units and Voting Common Units

The Company has authorized multiple series of convertible preferred units (collectively, the “Preferred Units”), in addition to voting and non-voting common units (see Note 10).

Preferred Units

The number of authorized and outstanding Preferred Units was as follows (in thousands, except unit amounts):

	December 31, 2022
	Authorized Units	Outstanding Units	Carrying Value	Liquidation Preference
Series A convertible preferred units	83,300,852	67,810,963	$64,097	$111,428
Series B convertible preferred units	31,285,438	30,817,791	54,710	57,013
Series C convertible preferred units	38,173,979	33,195,500	67,012	69,711
Series D convertible preferred units	44,000,000	44,000,000	54,195	55,000
Series E convertible preferred units	19,886,364	19,884,227	34,381	34,996
Series F convertible preferred units	50,000,000	26,485,598	52,810	52,971

	266,646,633	222,194,079	$327,205	$381,119

	December 31, 2021
	Authorized Units	Outstanding Units	Carrying Value	Liquidation Preference
Series A convertible preferred units	83,300,852	67,781,328	$64,060	$111,391
Series B convertible preferred units	31,285,438	30,817,791	54,710	57,013
Series C convertible preferred units	38,173,979	33,195,500	67,012	69,711
Series D convertible preferred units	44,000,000	44,000,000	54,195	55,000
Series E convertible preferred units	19,886,364	19,884,227	34,381	34,996

	216,646,633	195,678,846	$274,358	$328,111

Conversion

The Preferred Units are convertible, at the option of the holder at any time and without any additional consideration, into an equivalent number of voting common units. In addition, upon (i) the closing of a Qualified Public Offering (defined as a firm commitment underwritten public offering of the Company’s equity securities to the public at a price per unit of at least (a) $4.00 per unit and gross proceeds of $200 million, or (b) $4.00 per share with a minimum market capitalization of $1.0 billion or (c) $4.00 per unit and an equity financing of at least $250), (ii) the closing of certain liquidation or change in control events, or (iii) a resolution of the Preferred Members, all issued and outstanding Preferred Units shall automatically be converted into voting common units on a one-for-one basis.

Liquidation

In the event of a voluntary or involuntary liquidation, proceeds or any other assets of the Company will be distributed to the Company’s equity holders as follows:

(1)	Unreturned Capital on Series F convertible preferred units (“Series F Preferred Units”)

(2)	Unreturned Capital on Series E convertible preferred units (“Series E Preferred Units”)

(3)	Unreturned Capital on Series D convertible preferred units (“Series D Preferred Units”)

(4)	Unreturned Capital on Series C convertible preferred units (“Series C Preferred Units”)

(5)	Unreturned Capital on Series B convertible preferred units (“Series B Preferred Units”)

(6)	Series A Preferred Return, if applicable

(7)

Unreturned Capital on Series A convertible preferred units (“Series A Preferred Units, and together with the Series F Preferred Units, the Series E Preferred Units, the Series D Preferred Units, the Series C Preferred Units and the Series B Preferred Units, the “Preferred Units”)

(8)	Nonvoting and voting common units

Any distribution remaining, after the Series F, E, D, C, B, and A preferred members and nonvoting and voting common members have received their portion in proportion to and to the extent of each such holders’ Unreturned Capital Amount, will be distributed to the holders of all units on a pro rata basis in proportion to their overall percentage interest. The “Unreturned Capital Amount” for members holding Series F, E, D, C, B, and A Preferred Units as of December 31, 2022 was $53.0 million, $35.0 million, $55.0 million, $69.7 million, $57.0 million, and $88.9 million, respectively. The members holding Series A Preferred Units accrued a cumulative Series A Preferred Return at 10% per annum, until the initial closing of the Series B Preferred Units purchase agreement at July 29, 2015. The cumulative Series A Preferred Return was $22.5 million as of December 31, 2022.

Redemption

The Preferred Units are not redeemable.

Preferred Unit Issuances

During the year ended December 31, 2022, 26.5 million Series F Preferred Units were issued at $2.00 per unit, with offering costs of $0.2 million. Of the 26.5 million Series F Preferred Units issued, 17.2 million units were issued in connection with the conversion of Simple Agreements for Future Equity (“SAFEs”). Additionally, during the year ended December 31, 2022, the Company issued 29,635 Series A Preferred Units as a result of the exercise of warrants to purchase Series A Preferred Units.

During the year ended December 31, 2021, 19.9 million Series E Preferred Units were issued at $1.76 per unit, with offering expenses of $0.6 million. During the year ended December 31, 2021, 14.5 million Series D Preferred Units were issued at $1.25 per unit, with offering expenses of $0.2 million.

Voting Common Units

Voting common units are reserved for the conversion of Series A, B, C, D, E and F Preferred Units and nonvoting common units. Each voting common unit entitles the holder to cast one vote at all member meetings. No voting common units have been issued as of December 31, 2022.

Simple Agreements for Future Equity

During the year ended December 31, 2022, the Company entered into SAFEs with various investors, totaling $34.5 million. These SAFEs converted into Series F Preferred Units upon the closing of the Series F Preferred Unit financing. SAFEs were carried at fair value during the year ended December 31, 2022, prior to conversion. No SAFEs were outstanding as of December 31, 2022.

9. Warrants to Purchase Preferred Units

The Company had warrants to purchase Preferred Units outstanding at December 31, 2022 and 2021 as follows:

	December 31, 2022
	Preferred Units Underlying Warrants	Weighted Average Exercise Price	Expiry Date
Series A Preferred Units	15,489,402	$1.25	2023-2027
Series B Preferred Units	467,647	$1.85	2023
Series C Preferred Units	4,978,479	$2.10	2024-2027

	December 31, 2021
	Preferred Units Underlying Warrants	Weighted Average Exercise Price	Expiry Date
Series A Preferred Units	15,519,524	$1.25	2022-2027
Series B Preferred Units	467,647	$1.85	2022-2023
Series C Preferred Units	4,978,479	$2.10	2024-2027

Warrants to Purchase Series A Preferred Units

The Company had outstanding warrants to purchase a total of 15.5 million Series A Preferred Units at December 31, 2022 and 2021. These warrants were primarily issued in connection with the sale of Series A Preferred Units.

The 15.5 million warrants to purchase Series A Preferred Units have an exercise price of $1.25 and were originally granted with expiration dates between February 2022 and January 2027. The warrants are classified as equity.

In June 2022, the Company extended the expiration date of 50,000 and 42,959 warrants to purchase Series A Preferred Units from April 30, 2022 and December 22, 2022, respectively, to December 31, 2022. The incremental fair value associated with the modification was immaterial.

Subsequently, in December 2022, the Company extended the expiration date of 50,000 and 39,433 warrants to purchase Series A Preferred Units from December 31, 2022 to June 30, 2023. The incremental fair value associated with the modification was immaterial.

During the year ended December 31, 2022, 487 warrants expired.

In December 2020, the Company received $6.2 million in cash from a related party for the right to exercise 8.2 million warrants to purchase Series A Preferred Units. This was recorded as a $4.1 million unit subscription receivable from the related party. In connection with the exercise, the Company granted 8.2 million warrants to purchase voting common units. These warrants have an exercise price of $1.25 per unit with a 6-year term and can be exercised immediately at the issuance date. This was accounted for as equity under the relevant accounting guidance applicable to derivative instruments. The unit subscription receivable bears simple interest at an annual rate of 0.15% and is collateralized by the Series A Preferred Units purchased with the note (the “Promissory Note”). The Promissory Note was originally payable on the earlier of (i) January 31, 2022 and (ii) the date of any qualified liquidation/change event as defined in the Company’s LLC agreement. Subsequently, the payment due date was extended to the earlier of (i) January 31, 2024 and (ii) ninety (90) days after any underwriter “lock-up” period applicable to the related party after the date of the consummation of the Company’s first underwritten public offering.

Warrants to Purchase Series B Preferred Units

The Company has outstanding warrants to purchase a total of 0.5 million Series B Preferred Units at December 31, 2022 and 2021. These warrants were issued for services provided in connection with the issuance of the Series B Preferred Units in 2016. Such warrants are fully exercisable and entitle the holder to purchase Series B Preferred Units at an exercise price of $1.85 per unit with a term of seven years from the date of issuance. The warrants are classified as equity.

In June 2022, the Company extended the expiration of 221,161 warrants to purchase Series B Preferred Units from September 30, 2022 to December 31, 2022. The incremental fair value associated with the modification was immaterial.

Subsequently, in December 2022, the Company extended the expiration date of 221,161 and 201,081 warrants to purchase Series B Preferred Units from December 22, 2022 and March 31, 2023, respectively, to June 30, 2023. The incremental fair value associated with the modification was immaterial.

Warrants to Purchase Series C Preferred Units

The Company has outstanding warrants to purchase a total of 5.0 million Series C Preferred Units at December 31, 2021 and 2020. These warrants were issued to existing members and directors in connection with the issuance of Series C Preferred Units and for services provided in connection with the offerings. Such warrants are fully exercisable and entitle the holder to purchase the Series C Preferred Units at an exercise price of $2.10 per unit and expire between September 2024 and September 2027. The warrants are classified as equity.

10. Non-voting Common Units and Equity-Based Compensation

Non-voting Common Units

The Company’s non-voting common units include units issued under the Company’s Stock Option Plan which was terminated in 2016 and units issued under the Company’s Restricted Units Plan.

The following table summarizes the Company’s non-voting common units according to these restrictions:

	December 31,
	2022	2021
Vested non-voting units outstanding	1,475,059	1,475,059

Units outstanding under the restricted units plan, subject to threshold values
Restricted units non-vested	21,993,944	21,019,984
Restricted units vested	40,434,902	34,310,711

	62,428,846	55,330,695

Total non-voting common units outstanding	63,903,905	56,805,754

Non-voting members and holders of vested restricted units issued under the Restricted Units Plan (defined below) are entitled to share in distributions from the Company (after members holding Series F, Series E, Series D, Series C, Series B and Series A Preferred Units receive their distributions), up to, the amount of the distribution exceeds a predetermined threshold value. Non-voting common units, except for nonvested restricted units, are to be converted to voting common units, upon certain qualified financing events, as defined in the underlying restricted unit purchase agreements.

Restricted Units

The Company’s restricted units are issued in accordance with the restricted units purchase plan (“Restricted Units Plan”) which allowed for a total of 66,414,403 units to be issued as of December 31, 2022, which number will automatically increase in connection with any future equity financing transactions undertaken by the Company such that the total number of common units which may be issued under the Restricted Units Plan shall represent 15% of the Company’s outstanding equity on a fully-diluted basis. There are 7.8 million units that are excluded from the current Restricted Units Plan and will not count in the total which is allowed to be issued. Under the Restricted Units Plan, the Company issued restricted units to members of the Board, employees, advisors, consultants or similar other service providers. The restricted units are subject to both a vesting schedule and a defined threshold value, equal to the estimated fair value of a nonvoting common unit on the issuance date. Restricted units issued under the Restricted Units Plan vest based on a grant date vesting schedule as determined by the Board of Directors, generally over a period of 48 months. Units are sold to participants for $0.01 per unit. Holders of vested units are entitled to share in distributions from the Company after members holding Series F, Series E, Series D, Series C, Series B and Series A Preferred Units receive their distributions with respect to such Preferred Units and the amount of the distribution exceeds the predetermined threshold value. The Restricted Units Plan has a term ending on May 31, 2026, after which no additional units shall be issued pursuant to the Restricted Units Plan.

Under the Restricted Units Plan, the Company may exercise the right to repurchase certain units after the release of the vesting restriction if the holder ceases to provide continuous service to the Company. The repurchase price of vested units is the fair value of the units, as determined by the Company, at the date of the termination of continuous service subject to a previously defined threshold value. The repurchase price for nonvested units is $0.01, which is the price at which the units were initially purchased by the holders.

As of December 31, 2022, 40,434,902 of the units issued under the Restricted Units Plan had vested in accordance with the terms of the underlying purchase agreements, which were subject to a weighted average threshold value of $0.80 per unit, and 21,993,944 of the restricted units were nonvested. In the event of a qualified public offering, as defined in the underlying restricted unit purchase agreements, vested units convert to common units at a conversion rate of the then-fair-market value of each vested unit less the applicable threshold value of each vested unit, divided by the value of the qualified offering price per unit of common units.

During the years ending December 31, 2022 and 2021, the grant date fair value of the underlying common units for grants of restricted units was determined using an option pricing model (“OPM”). Under the OPM, once the fair market value of the enterprise value is established, units are valued creating a series of call options with exercise prices based on the liquidation preferences and conversion behavior of the different classes of equity. Accordingly, the aggregate equity value is allocated to each of the classes of member units issued and outstanding based on their rights and preferences. In order to determine the fair market value of the enterprise, the Company utilized a market approach to estimate the Company’s equity value. The threshold units were valued using the Black-Scholes valuation model.

The following table summarizes the valuation inputs for restricted units granted:

	Year Ended December 31,
	2022	2021
Risk-free interest rate	2.4% – 4.0%	1.0% – 1.4%
Expected volatility	67.5% – 73.1%	69.7% – 74.4%
Expected term (in years)	5.50 – 6.08	5.50 – 6.08
Expected distribution yield	0%	0%
Fair value of common units	$0.86 – $0.90	$0.27 – $0.86

The following table summarizes information regarding nonvested restricted units:

	Number of Units	Weighted Average Grant Date Fair Value
Restricted units nonvested at January 1, 2022	21,019,984	$0.28

Granted	7,556,113	$0.46
Vested	(6,124,191)	$0.19
Repurchased	(457,962)	$0.28

Restricted units nonvested at December 31, 2022	21,993,944	$0.37
Restricted units vested at December 31, 2022	40,434,902

Total restricted units outstanding under the restricted units plan at December 31, 2022	62,428,846

The total fair value of vested restricted units during the years ended December 31, 2022 and 2021 was $1.2 million and $4.0 million, respectively. The weighted-average grant-date fair value of restricted units granted during the year ended December 31, 2021 was $0.23 per unit.

Equity-Based Compensation

The Company recognizes equity-based compensation for the difference between the grant date fair value and the amount per unit paid by the employee. The grant date fair value of restricted units is estimated based on the valuation of the Company’s equity securities. Equity-based compensation is recognized ratably over the requisite service period, which is generally the vesting period. During the years ended December 31, 2022 and 2021, the Company recognized $1.2 million and $1.9 million, respectively, of equity-based compensation related to restricted units of which $0.8 million and $0.9 million, respectively, was included in selling, general and administrative expense and $0.4 million and $1.0 million, respectively, was included in research and development expense in the accompanying consolidated statements of operations and comprehensive loss. The Company has unrecognized compensation costs related to restricted units of $7.1 million as of December 31, 2022, and the weighted average period over which these costs are expected to be recognized is 3.4 years.

11. Royalty Liability – Related Parties

In 2014 the Company entered into the Warrant Exchange Agreement with certain members holding Series A Preferred Units, including members of the Board and management, who were also the holders of warrants to purchase Series A Preferred Units. Under the Warrant Exchange Agreement, the holders of certain warrants (the “Royalty Holders”) were provided the right to exchange their warrants for future royalty payments equal to 10% of the Subject Revenues. “Subject Revenues” include all revenues earned by the Company, including consideration attributable to canola seed products and other crop traits developed using the Company’s gene editing technology, but excludes specifically, (i) revenues attributable to the Nucelis product line, (ii) amounts received from the sale or disposition of the Company’s assets to the extent the purchaser agrees to be bound by the Warrant Exchange Agreement, (iii) payments for the Company’s capital stock, and (iv) revenues attributable to collaboration and research projects. Royalty payments will begin in the first fiscal quarter after which the aggregate Subject Revenues during any consecutive 12-month period equals or exceeds $50.0 million, at which point the Company will be obligated to pay all aggregated but unpaid payments under the Warrant Exchange Agreement. This condition had not occurred as of December 31, 2022. Additionally, the Company granted the Royalty Holders a continuing security interest in certain intellectual property of the Company to secure the payment and performance of the Company’s obligations under the Warrant Exchange Agreement. The initial term of the Warrant Exchange Agreement is 30 years and may be extended for an additional 30-year term if the holders provide written notice and make a payment of $100. The exchange right was limited to 12,397,200 warrants, which were fully exchanged in 2014 and 2015. The aggregate value of warrants exchanged was $9.9 million and the amount was initially recorded as a Royalty Liability in the years ended December 31, 2015 and 2014. Changes in the liability are accreted to interest expense using the effective interest method over the term of the royalty arrangement.

For purposes of determining the Royalty Liability, the Company estimates the total amount of future royalty payments required to be paid to Royalty Holders over the life of the agreement. The Company will periodically assess the expected royalty payments using a combination of internal projections and external sources. The Company’s estimate resulted in an effective annual interest rate of 27% and 9% for the years ended December 31, 2022 and 2021, respectively.

The Royalty Liability activity is as follows (in thousands):

Royalty liability at January 1, 2021	$39,681
Interest expense recognized	3,571

Royalty liability at December 31, 2021	43,252
Interest expense recognized	6,073

Royalty liability at December 31, 2022	$49,325

12. Related Party Transactions

Due to Related Parties

The Company is party to an arrangement with a company influenced by a member of the Board under which research and development services are performed for the Company. During the years ended December 31, 2022 and 2021, the Company incurred $0.3 million each year of research and development expenses under this arrangement. The amount outstanding at December 31, 2022 and 2021 was $0.1 million.

Due from Related Parties

The Company is party to a license and marketing agreement with a company controlled by a member of the Board, pursuant to which the amounts due from related parties are recorded at the amounts billed to the related parties for services provided or product sold. The Company makes judgments as to its ability to collect amounts outstanding from related parties and provides an allowance for amounts outstanding when collection becomes doubtful. Amounts due from related parties are written off when management believes that all realistic efforts to collect the amounts outstanding have been exhausted. The allowance for amounts due from related parties is estimated by management based on the current collection experience and estimate of remaining collectability. The amounts due from related parties presented on the consolidated balance sheets as of December 31, 2022 and 2021 were $0.3 million and $0.2 million, respectively.

License and Marketing Agreement

In July 2012, the Company entered into a license and marketing agreement with RTDC Company, Ltd (“RTDC”), which is controlled by a member of the Company’s Board. Under the agreement the Company develops and commercializes certain crop varieties that include traits produced using the Company’s proprietary technology and RTDC is obligated to make certain funding payments.

On January 21, 2020 (the “Agreement Date”), the Company and RTDC amended the license and marketing agreement, under which RTDC agreed to pay the Company $4.5 million. The parties also agreed to continue funding of the research and development activities. Continued funding is recorded in the consolidated statements of operations and comprehensive loss as revenue under Collaboration and research-related party. During the years ended December 31, 2022 and 2021 the Company recognized $0.9 million and $0.8 million, respectively, under the license and marketing agreement. In connection with the agreement with RTDC, the Company recorded $0.2 million as due from related parties on the consolidated balance sheet as of December 31, 2022 and 2021.

13. Supplemental Cash Flow Information

Non-cash investing and financing transactions are as follows (in thousands):

	Year Ended December 31,
	2022	2021
Supplemental disclosure of cash flow information
Cash paid for interest	$191	$233
Cash paid for amounts included in the measurement of operating lease liabilities	$3,344	$—
Cash paid for amounts included in the measurement of financing lease liabilities	$208	$—
Supplemental disclosures of noncash investing and financing activities
Property and equipment acquired through accounts payable	$103	$11
Series F issuance costs, accrued and unpaid	$27	$—
Asset retirement obligation	$252	$—
Right-of-use assets obtained in exchange for operating lease liabilities	$14,003	$—

14. Collaboration Agreement

Research and Development Agreement

In August 2018, the Company entered into a research and development agreement with a China-based producer and marketer of specialty ingredients (the “Producer”) under which the Company employs its suite of technologies, including the Rapid Trait Development System (“RTDS”) to develop a series of bacterial strains with specific traits for the Producer. Under such agreement, the Company is entitled to an upfront cash payment, conditional payments based on achieving certain milestones and royalties based on the Producer’s commercial sales of products made using the bacterial strains. In April 2020, the Company and Producer amended such agreement to update the conditional payment terms and extended the period of service. The Company recognized revenue over time and utilized direct labor hours incurred to measure its progress in transferring control of the promised service. The Company recognized $0 and $0.3 million of revenue in the fulfillment of the performance obligation for the years ended December 31, 2022 and 2021. The contract was completed in 2021.

15. Commitments and Contingencies

Operating Leases

The Company has leases for its office space, including its corporate headquarters and laboratory space in San Diego, California, with terms that expire in May 2025 and August 2025, respectively. The Company has one option to extend the laboratory space lease for one year. As the Company is not reasonably certain to exercise this option at lease commencement, the option was not recognized as part of the associated operating lease right-of-use (“ROU”) asset or liability.

Additionally, the Company has certain leases for greenhouse and warehouse facilities, with terms that expire in September 2023 and August 2026, respectively. The Company has one option to extend the term of the greenhouse lease, for five years, and one option to extend the warehouse lease, for five years. However, as the Company is not reasonably certain to exercise either of those options at lease commencement, neither option was recognized as part of the associated operating lease ROU asset or liability.

Certain leases include rent abatement, rent escalations, tenant improvement allowances and additional charges for common area maintenance and other costs. The Company is required to pay base rent expense as well as its proportionate share of the facilities operating expenses. The non-lease components, consisting primarily of common area maintenance, are paid separately based on actual costs incurred. Therefore, the variable non-lease components were not included in the right of use asset and lease liability and are reflected as expense in the period incurred.

For the years ended December 31, 2022 and 2021, the Company incurred rent expenses under these leases of $3.4 million and $2.5 million, respectively.

Aggregate future minimum payments under operating leases, weighted average remaining term, and weighted average discount rate as of December 31, 2022 are as follows (in thousands):

Years Ending December 31,
2023	$5,223
2024	5,264
2025	2,885
2026	87
Thereafter	—

Total minimum lease payments	13,459
Less: amounts representing interest	(972)

Present value of lease liabilities	12,487
Less: current portion	(4,654)

Non-current portion	$7,833

December 31, 2022
Weighted-average remaining lease term (years)	2.6
Weighted-average incremental borrowing rate	6.23%

As of December 31, 2021, prior to adoption of ASC 842, the Company had aggregate future obligations for the

Company’s operating leases as follows: $2.8 million in 2022, $2.8 million in 2023, $2.8 million in 2024,

$1.2 million in 2025, and none thereafter.

Financing Leases

The Company has financing leases for certain equipment. During the year ended December 31, 2022, the Company recorded expense of $0.2 million related to the amortization of its financing lease right-of-use assets, and $35,000 related to interest on financing lease liabilities, for total financing lease costs of $0.3 million.

Aggregate future minimum payments under financing leases, weighted average remaining term, and weighted average discount rate as of December 31, 2022 are as follows (in thousands):

Years Ending December 31,
2023	$168
2024	89
Thereafter	—

Total minimum lease payments	257
Less: amounts representing interest	(20)

Present value of lease liabilities	237
Less: current portion	(150)

Non-current portion	$87

December 31, 2022
Weighted-average remaining lease term (years)	1.4
Weighted-average incremental borrowing rate	10.52%

As of December 31, 2021, prior to adoption of ASC 842, the Company had aggregate future obligations for the

Company’s financing leases as follows: $0.2 million in 2022, $0.2 million in 2023, and $0.1 million in 2024.

Cibus Non-profit Foundation

During 2022, Cibus created the Cibus Charitable Foundation, Inc., a nonprofit legal entity referred to as the

Cibus Foundation. As of December 31, 2022, the Cibus Foundation has not received any donations or commenced operations. Cibus is obligated to make donations to the Cibus Foundation each fiscal year at a rate of 1.0% of all net royalty revenue in the applicable fiscal year that is equal to or greater than $100 million up to, and including, $1.0 billion, and then steps up to 2.0% in respect of any portion of such net royalty revenue in excess of $1.0 billion. For purposes of this calculation, “net royalty revenue” refers to all royalty payments received by Cibus, net of all taxes (other than income taxes) and all amounts payable pursuant to the Royalty Liability. The donation payable by Cibus may be reduced, including to zero, to the extent necessary to comply with any covenant or obligation in any instrument evidencing third-party indebtedness, to permit a financing to occur, to preclude undercapitalization, to satisfy working capital requirements or provide for strategic needs of Cibus, to ensure timely payment of the Cibus’ liabilities and debts to third parties as they become due, or to comply with applicable law. Cibus has agreed not to enter any change of control transaction unless the surviving entity assumes the obligation to pay such donations to the Cibus Foundation.

This obligation is contingent upon the Cibus Foundation obtaining and maintaining its status as a charitable organization (IRS 501c3 registration not yet achieved) and must use all donations received consistent with its mission statement: to drive sustainable agriculture and sustainable agricultural communities in the developing world. Accordingly, as of December 31, 2022, the Company has not recorded a liability related to its obligations to the Cibus Foundation within the accompanying consolidated financial statements.

Litigation

The Company is subject to potential liabilities under various claims and legal actions that are pending or may be asserted.

These matters arise in the ordinary course and conduct of the business. The Company regularly assesses contingencies to determine the degree of probability and range of possible loss for potential accrual in the consolidated financial statements. An estimated loss contingency is accrued in the consolidated financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.

On May 3, 2019, Houston Casualty Company (“HCC”) filed a Complaint for Declaratory Relief and Recoupment related to an insurance claim involving the Company’s hybrid canola products sold in 2018. On October 10, 2019 the Company filed a counterclaim for certain breaches and damages. The Company is unable to estimate a range of reasonably possible outcomes for this matter since the proceedings are in the pre-trial stage with significant uncertainty as to factual issues. The Company does not believe, based on currently available information, that the outcome of this matter will have a material adverse effect on the Company’s financial condition in the event HCC should prevail, though the outcome could be material to the Company’s results of operations for a particular period.

16. Subsequent Events

The Company evaluated subsequent events from December 31, 2022 through April 14, 2023, which represents the date the financial statements were available to be issued.

Series F Preferred Units

In March 2023, the Company completed, in a private placement, the sale and issuance of 2,940,000 Series F Preferred Units at $2.00 per unit, for total gross proceeds of approximately $5.9 million.

Merger Agreement

On January 13, 2023, the Company entered into an agreement and plan of merger (“Merger Agreement”) with Calyxt, Inc. (“Calyxt”), a Delaware corporation and Calypso Merger Sub, LLC., a wholly-owned subsidiary of Calyxt. Pursuant to the Merger Agreement, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as a wholly owned subsidiary of Calyxt and the surviving corporation of the merger. The Merger Agreement and the transactions contemplated by the Merger Agreement were approved by the members of the board of directors of the Company, but are subject to numerous closing conditions, including Calyxt shareholder approval.

Subject to the terms and conditions of the Merger Agreement, at the closing of the transactions contemplated by the Merger Agreement, all of the issued and outstanding membership units of the Company, and all warrants or options to purchase membership units of the Company will be cancelled and converted into the right to receive Calyxt equity securities based on a specified exchange ratio provided for in the Merger Agreement (subject to adjustment for the Reverse Stock Splits).

ANNEX A-1

EXECUTION

AGREEMENT AND PLAN OF MERGER

by and among

CALYXT, INC.,

CALYPSO MERGER SUBSIDIARY, LLC,

CIBUS GLOBAL, LLC,

NEW VENTURES I HOLDINGS, LLC,

BCGF CB HOLDINGS LLC,

BCGFCP CB HOLDINGS LLC,

BCGFK CB HOLDINGS LLC,

FSBCGF CB HOLDINGS LLC,

PYLBCG CB HOLDINGS LLC,

FSGRWCO CB HOLDINGS LLC,

GROWTHCO CB HOLDINGS LLC,

GRTHCOCP CB HOLDINGS LLC

and

GRWTHCOK CB HOLDINGS LLC

Dated as of January 13, 2023

A-1-i

(continued)

A-1-ii

(continued)

A-1-iii

(continued)

A-1-iv

(continued)

EXHIBITS

Page
Exhibit A	Public Company Support Agreements
Exhibit B	Merger Partner Support Agreement
Exhibit C-1	First Blocker Merger Certificate of Merger
Exhibit C-2	Form of Blocker Certificate of Merger
Exhibit C-3	Merger Partner Certificate of Merger
Exhibit D-1	Public Company Directors
Exhibit D-2	Public Company Officers
Exhibit E	Interim Funding Term Sheet
Exhibit F	Amendment to License Agreement
Exhibit G	Allocation Schedule
Exhibit H	Term Sheet for Tax Receivables Agreement
Exhibit I	Form of Unitholder Representative Engagement Agreement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of January 13, 2023, by and among: Calyxt, Inc., a Delaware corporation (“Public Company”); Calypso Merger Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of Public Company (“Merger Subsidiary”); Cibus Global, LLC, a Delaware limited liability company (“Merger Partner”); New Ventures I Holdings, LLC, a Delaware limited liability company (“Blocker 1”); BCGF CB Holdings LLC, a Delaware limited liability company (“Blocker 2”); BCGFCP CB Holdings LLC, a Delaware limited liability company (“Blocker 3”); BCGFK CB Holdings LLC, a Delaware limited liability company (“Blocker 4”); FSBCGF CB Holdings LLC, a Delaware limited liability company (“Blocker 5”); PYLBCG CB Holdings LLC, a Delaware limited liability company (“Blocker 6”); FSGRWCO CB Holdings LLC, a Delaware limited liability company (“Blocker 7”); GROWTHCO CB Holdings LLC, a Delaware limited liability company (“Blocker 8”); GRTHCOCP CB Holdings LLC, a Delaware limited liability company (“Blocker 9”); and GRWTHCOK CB Holdings LLC, a Delaware limited liability company (“Blocker 10”; and, collectively with Blocker 1, Blocker 2, Blocker 3, Blocker 4, Blocker 5, Blocker 6, Blocker 7, Blocker 8 and Blocker 9, the “Blockers”).

RECITALS

WHEREAS, Merger Subsidiary is a newly-formed, wholly-owned Subsidiary of Public Company, and was formed for the sole purpose of the Merger Partner Merger;

WHEREAS, (a) Public Company and Blocker 1 intend to effect a merger (the “First Blocker Merger”) in which Blocker 1 will merge with and into Public Company with Public Company being the surviving entity in such merger; (b) Public Company and Blocker 2 intend to effect a merger (the “Second Blocker Merger”) in which Blocker 2 will merge with and into Public Company with Public Company being the surviving entity in such merger; (c) Public Company and Blocker 3 intend to effect a merger (the “Third Blocker Merger”) in which Blocker 3 will merge with and into Public Company with Public Company being the surviving entity in such merger; (d) Public Company and Blocker 4 intend to effect a merger (the “Fourth Blocker Merger”) in which Blocker 4 will merge with and into Public Company with Public Company being the surviving entity in such merger; (e) Public Company and Blocker 5 intend to effect a merger (the “Fifth Blocker Merger”) in which Blocker 5 will merge with and into Public Company with Public Company being the surviving entity in such merger; (f) Public Company and Blocker 6 intend to effect a merger (the “Sixth Blocker Merger”) in which Blocker 6 will merge with and into Public Company with Public Company being the surviving entity in such merger; (g) Public Company and Blocker 7 intend to effect a merger (the “Seventh Blocker Merger”) in which Blocker 7 will merge with and into Public Company with Public Company being the surviving entity in such merger; (h) Public Company and Blocker 8 intend to effect a merger (the “Eighth Blocker Merger”) in which Blocker 8 will merge with and into Public Company with Public Company being the surviving entity in such merger; (i) Public Company and Blocker 9 intend to effect a merger (the “Ninth Blocker Merger”) in which Blocker 9 will merge with and into Public Company with Public Company being the surviving entity in such merger; and (j) Public Company and Blocker 10 intend to effect a merger (the “Tenth Blocker Merger” and, collectively with the First Blocker Merger, Second Blocker Merger, Third Blocker Merger, Fourth Blocker Merger, Fifth Blocker Merger, Sixth Blocker Merger, Seventh Blocker Merger, Eighth Blocker Merger and Ninth Blocker Merger, the “Blocker Mergers”) in which Blocker 10 will merge with and into Public Company with Public Company being the surviving entity in such merger;

WHEREAS, following the Blocker Mergers, Public Company, Merger Subsidiary and Merger Partner intend to effect a merger (the “Merger Partner Merger” and, collectively with the Blocker Mergers, the “Mergers”), pursuant to which Merger Subsidiary will merge with and into Merger Partner, Merger Subsidiary will cease to exist, and Merger Partner will survive, with the former security holders of Merger Partner receiving the Merger Consideration set forth in Section 2.1(b);

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WHEREAS, in connection with the consummation of the Merger Partner Merger, Public Company, the Electing Members and Merger Partner will enter into a Tax Receivable Agreement, in a form to be agreed by Merger Partner and Public Company consistent with the terms set forth on Exhibit H promptly following the date of this Agreement, pursuant to which the Public Company will agree to make payments to the post-Closing holders of Merger Partner Common Units (other than the Public Company) from time to time with respect to the effect of tax attributes resulting from Exchanges and the Blocker Mergers on the liability for Taxes of the Public Company (the “Tax Receivable Agreement”);

WHEREAS, in connection with the consummation of the Merger Partner Merger, Public Company, the Electing Members and Merger Partner will enter into an Exchange Agreement, in a form to be agreed by Merger Partner and Public Company promptly following the date of this Agreement, pursuant to which the post-Closing holders of Merger Partner Common Units (other than the Public Company) shall have the right (on the terms and subject to the conditions to be agreed therein) to exchange their Merger Partner Common Units and shares of Public Company Class B Common Stock for shares of Public Company Class A Common Stock (the “Exchange Agreement”, and any such exchanges, “Exchanges”);

WHEREAS, in connection with the consummation of the Merger Partner Merger, Public Company and the Electing Members will enter into a Registration Rights Agreement, in a form to be agreed by Merger Partner and Public Company promptly following the date of this Agreement, providing for, among other things, the registration for resale of any shares Public Company Class A Common Stock received by post-Closing holders of Merger Partner Common Units (other than the Public Company) in connection with any Exchanges (the “Registration Rights Agreement”);

WHEREAS, each recipient of shares of Public Company Class B Common Stock shall also be a Participating Member in respect of the shares of Public Company Class A Stock such Person shall receive in the Merger Partner Merger, as contemplated herein;

WHEREAS, the Parties intend for the Transactions to be treated in accordance with the Intended Tax Treatment set forth in Section 7.3(b);

WHEREAS, immediately prior to the Mergers, Public Company intends to repay the outstanding balance owed to Merger Partner in connection with the Interim Funding through the transfer of a portion of its assets to Merger Partner and immediately thereafter, Public Company intends to contribute the residual of its assets and liabilities to Merger Partner, as a contribution to the capital of Merger Partner in exchange for Merger Partner Common Units, in each case, pursuant to Section 7.5 (the “Asset Transfers”);

WHEREAS, the Boards of Directors (or equivalent governing bodies) of Public Company, Merger Subsidiary and Merger Partner deem it advisable and in the best interests of each company and their respective equity holders to consummate the Mergers and the other Transactions in accordance with and on the terms contemplated by this Agreement;

WHEREAS, the managing member of Blocker 1 executed and delivered to Public Company on or prior to the date hereof, a written consent wherein the managing member (i) determined that the Transactions are fair to, advisable, and in the best interests of Blocker 1 and its sole member and (ii) adopted this Agreement and approved the Transactions, including the First Blocker Merger, in each case, consistent with the applicable provisions of Blocker 1’s Organizational Documents and Delaware Law;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Merger Partner’s willingness to enter into this Agreement, the Persons set forth on Schedule A attached hereto (the “Public Company Support Stockholders”) have entered into Voting Agreements, dated as of the date of this Agreement, in the form attached hereto as Exhibit A (the “Public Company Support Agreements”), pursuant to which the Public Company Support Stockholders have, subject to the terms and

A-1-2

conditions set forth therein, agreed to vote all of their respective shares of capital stock of Public Company in favor of Public Company Stockholder Matters and the Other Public Company Stockholder Matters at the Public Company Stockholders’ Meeting to be convened to approve the Mergers and the other Transactions; and

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Public Company’s willingness to enter into this Agreement, the Persons set forth on Schedule B attached hereto (the “Merger Partner Support Holders”) have each entered into a Voting Agreement, dated as of the date of this Agreement, in the form attached hereto as Exhibit B (the “Merger Partner Support Agreement”), pursuant to which the Merger Partner Support Holders have, subject to the terms and conditions set forth therein, agreed to vote all of their respective shares of membership interest in Merger Partner in favor of the Merger Partner Member Approvals by executing and delivering an action by written consent, representing the Merger Partner Member Approvals (together with the actions by written consent representing the Blocker Approvals, the “Written Consents”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Public Company, Merger Subsidiary, Merger Partner and each Blocker agree as follows:

ARTICLE I

THE MERGERS

1.1 Mergers; Effective Time of the Mergers.

(a) Blocker Mergers.

(i) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of Delaware Law, Public Company and each Blocker shall cause the corresponding Blocker Merger to be consummated (and for the avoidance of doubt, each Blocker shall only be responsible for causing the merger of itself with and into Public Company pursuant to its corresponding Blocker Merger). Each Blocker Merger shall be consummated at the applicable Blocker Merger Effective Time in accordance with this Agreement upon the filing and effectiveness of a certificate of merger relating to the corresponding Blocker Merger in substantially the form of Exhibit C-1 (with respect to the First Blocker Merger) or Exhibit C-2 (with respect to all subsequent Blocker Mergers other than the First Blocker Merger) (the applicable certificate of merger corresponding to each Blocker Merger being such Blocker Merger’s applicable “Blocker Certificate of Merger”).

(ii) Upon the applicable Blocker Merger Effective Time, the separate company existence of each Blocker being merged shall cease and Public Company, as the surviving corporation of such Blocker Merger, shall continue its corporate existence under Delaware Law.

(iii) Subject to the provisions of this Agreement, Public Company and each Blocker shall cause the corresponding Blocker Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware (and for the avoidance of doubt, each Blocker shall only be responsible for causing its applicable Blocker Certificate of Merger to be executed, acknowledged and filed). The applicable Blocker Merger shall become effective at the time when the corresponding Blocker Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Public Company, Merger Partner and the applicable Blocker in writing and specified in the corresponding Blocker Certificate of Merger (the effective time of each Blocker Merger being such Blocker Merger’s applicable “Blocker Merger Effective Time”).

A-1-3

(b) Merger Partner Merger.

(i) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the applicable provisions of Delaware Law, Public Company, Merger Subsidiary and Merger Partner shall cause the Merger Partner Merger to be consummated. The Merger Partner Merger shall be consummated at the Merger Partner Merger Effective Time immediately following the Blocker Mergers in accordance with this Agreement upon the filing and effectiveness of a certificate of merger relating to the Merger Partner Merger in substantially the form of Exhibit C-3 (the “Merger Partner Certificate of Merger”).

(ii) Upon the Merger Partner Merger Effective Time, the separate company existence of Merger Subsidiary shall cease and Merger Partner, as the surviving limited liability company in the Merger Partner Merger, shall continue its existence as a limited liability company under Delaware Law.

(iii) Subject to the provisions of this Agreement, Public Company, Merger Subsidiary and Merger Partner and shall cause the Merger Partner Certificate of Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware. The Merger Partner Merger shall become effective at the time when the Merger Partner Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by Public Company and Merger Partner in writing and specified in the Merger Partner Certificate of Merger (the “Merger Partner Merger Effective Time”).

1.2 Closing; Actions at the Closing.

(a) The Closing shall take place at 10:00 a.m., Eastern time, on the Closing Date remotely by electronic exchange of documents and/or at the offices of Jones Day, 250 Vesey Street, New York, NY 10281, unless another date, place or time is agreed to in writing by Public Company and Merger Partner.

(b) At the Closing:

(i) Merger Partner and each Blocker shall deliver to Public Company and Merger Subsidiary the various certificates, instruments and documents referred to in Section 6.1 that are required to be delivered by it;

(ii) Public Company and Merger Subsidiary shall deliver to Merger Partner the various certificates, instruments and documents referred to in Section 6.2;

(iii) Public Company and Merger Partner shall file with the Secretary of State of the State of Delaware the Blocker Certificate of Merger for each of the Blocker Mergers and the Merger Partner Certificate of Merger, respectively;

(iv) Public Company, Merger Subsidiary, Merger Partner and each Blocker shall take, or cause to be taken, the actions set forth in Sections 1.1(a) and 1.1(b) that are required to be taken by it;

(v) Public Company shall issue the shares of Public Company Class A Common Stock and Public Company Class B Common Stock constituting the Merger Consideration and deposit them with the Exchange and Paying Agent pursuant to Section 2.2(a);

(vi) Merger Partner shall issue the Merger Partner Common Units constituting the Merger Consideration and deposit them with the Exchange and Paying Agent pursuant to Section 2.2(a);

(vii) Merger Partner shall issue the Merger Partner Common Units to be issued to Public Company pursuant to Section 2.1(b)(ii) and 7.5; and

(viii) Each Blocker shall deliver a properly executed certification that such entity’s equity interests are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS in accordance with the provisions of Treasury Regulations section

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1.897-2(h)(2) and Merger Partner shall deliver a properly executed certification satisfying the requirements of Temporary Treasury Regulations section 1.1445-11T to the effect that fifty percent (50%) or more of the value of the gross assets of Merger Partner does not consist of “U.S. real property interests”, or that ninety percent (90%) or more of the value of the gross assets of Merger Partner does not consist of “U.S. real property interests” plus cash or cash equivalents.

1.3 Effects of the Mergers.

(a) At and after the Blocker Merger Effective Time corresponding to the First Blocker Merger, without any action on the part of Blocker 1 or Public Company or the holders of securities of the foregoing, (i) Blocker 1 shall merge with and into Public Company, the separate existence of Blocker 1 shall cease, and Public Company shall survive the First Blocker Merger and continue its corporate existence, (ii) the effect of the First Blocker Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law, (iii) the certificate of incorporation of Public Company shall be amended and restated in its entirety in a manner to be mutually agreed as soon as reasonably practicable following the date hereof by Merger Partner and Public Company (the “Amended Certificate”) and (iv) the by-laws of Public Company shall be amended and restated in their entirety in a manner to be mutually agreed as soon as reasonably practicable following the date hereof by Merger Partner and Public Company (the “Amended By-Laws”). Without limiting the foregoing, Public Company, as the surviving corporation in the First Blocker Merger, shall thereupon and thereafter possess all of the rights, property, privileges, powers and franchises, of a public as well as a private nature, of each of Public Company and Blocker 1, and shall become subject to all the restrictions, disabilities and duties of each of Public Company and Blocker 1.

(b) At and after the applicable Blocker Merger Effective Time of each Blocker Merger (other than the First Blocker Merger), without any action on the part of applicable Blocker being merged (other than Blocker 1) or Public Company or the holders of securities of the foregoing, (i) such Blocker shall merge with and into Public Company, the separate existence of such Blocker shall cease, and Public Company shall survive such Blocker Merger and continue its corporate existence and (ii) the effect of such Blocker Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the foregoing, Public Company, as the surviving corporation in each Blocker Merger (other than the First Blocker Merger), shall thereupon and thereafter possess all of the rights, property, privileges, powers and franchises, of a public as well as a private nature, of each of Public Company and the Blocker being merged in such Blocker Merger, and shall become subject to all the restrictions, disabilities and duties of each of Public Company and the Blocker being merged in such Blocker Merger.

(c) At and after the Merger Partner Merger Effective Time without any action on the part of Merger Partner, Merger Subsidiary or Public Company or the holders of securities of the foregoing, (i) Merger Subsidiary shall merge with and into Merger Partner, the separate existence of Merger Subsidiary shall cease, and Merger Partner shall survive the Merger and continue its existence as a limited liability company, (ii) the effect of the Merger Partner Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law and (iii) the limited liability company agreement of Merger Partner shall be amended and restated in its entirety in a manner to be mutually agreed as soon as reasonably practicable following the date hereof by Merger Partner, Public Company and the Electing Members (the “Amended Operating Agreement”). Without limiting the foregoing, Merger Partner, as the surviving limited liability company of the Merger Partner Merger, shall thereupon and thereafter possess all of the rights, property, privileges, powers and franchises, of a public as well as a private nature, of the Merger Partner and Merger Subsidiary, and shall become subject to all the restrictions, disabilities and duties of each of Merger Partner and Merger Subsidiary.

1.4 Directors and Officers.

(a) At and after the Blocker Merger Effective Time corresponding to the First Blocker Merger, without any action on the part of Blocker 1 or Public Company or the holders of securities of the foregoing, the

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individuals set forth on Exhibit D-1 shall be the directors of Public Company, each to hold office in accordance with the Amended Certificate and Amended By-Laws of Public Company and until their respective successors are duly elected and qualified or until such director’s earlier death, resignation or removal.

(b) At and after the Blocker Merger Effective Time corresponding to the First Blocker Merger, without any action on the part of Blocker 1 or Public Company or the holders of securities of the foregoing, the individuals set forth on Exhibit D-2 shall be the officers of Public Company, each to hold office in accordance with the Amended Certificate and Amended By-Laws of Public Company and until their respective successors are duly appointed or until such officer’s earlier death, resignation or removal.

1.5 Additional Action. Public Company, at any time from and after the effective time of the Blocker Mergers and Merger Partner Merger, may take any lawful action, including executing and delivering any document, in the name and on behalf of either Merger Subsidiary, any Blocker or Merger Partner necessary or desirable in order to consummate and give effect to the Transactions.

ARTICLE II

CONVERSION OF SECURITIES

2.1 Conversion of Securities.

(a) Blocker Mergers.

(i) At the applicable Blocker Merger Effective Time for each Blocker Merger, by virtue of such Blocker Merger and without any action on the part of Public Company, the Blocker being merged, any holder of limited liability company interests or capital stock, as applicable, in such Blocker or any other Person, (A) each limited liability company interest or share of capital stock, as applicable, of the Blocker being merged that is owned by such Blocker in treasury or by Public Company or any direct or indirect wholly-owned Subsidiary of Public Company as of immediately prior to the applicable Blocker Merger Effective Time shall be cancelled and cease to exist and no payment of consideration shall be delivered in exchange therefor and (B) each limited liability company interest or share of capital stock, as applicable, of the Blocker being merged issued and outstanding immediately prior to the applicable Blocker Merger Effective Time (other than the limited liability company interests or share of capital stock, as applicable, referenced in clause (A) above) shall be automatically cancelled and converted into the right to receive the applicable portion of the Merger Consideration (in the form of shares of Public Company Class A Common Stock) corresponding to that Blocker Merger as set forth on the Allocation Schedule.

(ii) The shares of capital stock of Public Company outstanding immediately prior to each applicable Blocker Merger Effective Time shall remain outstanding.

(b) Merger Partner Merger.

(i) At the Merger Partner Merger Effective Time, by virtue of the Merger Partner Merger and without any action on the part of Public Company, Merger Subsidiary, Merger Partner, any holder of limited liability company interests in Merger Partner or any other Person:

(A) each Merger Partner Unit that is owned by Merger Partner in treasury as of immediately prior to the Merger Partner Merger Effective Time shall be cancelled and cease to exist and no payment of consideration shall be delivered in exchange therefor;

(B) each Merger Partner Unit (other than a Merger Partner PIU) held by an Electing Member (as determined pursuant to Section 2.5(b)) issued and outstanding immediately prior to the Merger Partner

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Merger Effective Time shall automatically be cancelled and converted into the right to receive in exchange therefor, at the election by such Electing Member pursuant to Section 2.5, either (I) the number of shares of Public Company Class A Common Stock set forth on the Allocation Schedule, or (II) the number of Merger Partner Common Units set forth on the Allocation Schedule and an equal number of shares of Public Company Class B Common Stock (a Merger Partner Common Unit and a share of Public Company Class B Common Stock, collectively, an “Up-C Unit”);

(C) each Merger Partner Warrant issued and outstanding immediately prior to the Merger Partner Merger Effective Time shall automatically be exchanged for the right to receive the number of shares of Public Company Class A Common Stock set forth on the Allocation Schedule;

(D) each Merger Partner Unit (other than a Merger Partner PIU) held by a Participating Member (or an Electing Member with respect to any Merger Partner Units held by such Electing Member that are not Excluded Units) issued and outstanding immediately prior to the Merger Partner Merger Effective Time shall (without duplication of any conversions pursuant to Section 2.1(b)(i)(B) above) automatically be cancelled and converted into the right to receive the number of shares of Public Company Class A Common Stock set forth on the Allocation Schedule; and

(E) each Merger Partner PIU issued and outstanding immediately prior to the Merger Partner Merger Effective Time shall, (I) to the extent not a “restricted unit” under the award agreements and governing documents applicable to such Merger Partner PIU as of such time, be automatically cancelled and converted into the right to receive the number of shares of Public Company Class A Common Stock set forth on the Allocation Schedule and (II) to the extent a “restricted unit” (or unvested) under the award agreements and other governing documents applicable to such Merger Partner PIU as of such time, be automatically cancelled and converted into the right to receive the number of restricted shares of Public Company Class A Common Stock pursuant to a Public Company Stock Plan, as set forth on the Allocation Schedule and subject to the same vesting schedule as was applicable to such Merger Partner PIU.

(ii) Immediately following the consummation of the Merger Partner Merger, and without any action on the part of Public Company, Merger Subsidiary, Merger Partner, any other holder of limited liability company interests in Merger Partner or any other Person, (A) each limited liability company interest of Merger Subsidiary issued and outstanding immediately prior to the Merger Partner Merger Effective Time shall be automatically be cancelled and cease to exist, (B) each Merger Partner Unit or Merger Partner Warrant held by the Public Company by operation of the Blocker Mergers issued and outstanding immediately prior to the Merger Partner Merger Effective Time shall automatically be converted or exchanged for the number of Merger Partner Common Units set forth in the Allocation Schedule, (C) each Merger Partner Warrant held by Public Company as a result of the exchanges set forth in Section 2.1(b)(i)(C) shall automatically be converted or exchanged for the number of Merger Partner Common Units set forth in the Allocation Schedule and (D) Merger Partner shall issue an aggregate number of Merger Partner Common Units to Public Company in an equal amount to the number shares of Public Company Class A Common Stock issued pursuant to Sections 2.1(b)(i)(B)(I), 2.1(b)(i)(D), and 2.1(b)(i)(E) (without duplication of Merger Partner Common Units issued pursuant to the foregoing clauses (B) and (C)) as set forth in the Allocation Schedule.

(c) Certain Adjustments to Per Share Amounts. All per-share or per-unit amounts of the Merger Consideration shall be equitably adjusted, as applicable and appropriate, to reflect fully the effect of, and to provide the holders of equity securities of Public Company, Blockers or Merger Partner the same economic effect as contemplated by this Agreement prior to the occurrence of, any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Company Stock), reorganization, recapitalization or other like change with respect to the Public Company Common Stock or the Merger Partner Units or any securities convertible or exchangeable into or exercisable for shares of Public Company Common Stock or Merger Partner Units occurring (or for which a record date is established) after the date of this Agreement and prior to the consummation of the First Blocker Merger. Nothing in this Section 2.1(c)

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will be construed to permit Public Company, Merger Partner, Merger Sub, or Blockers to take any action prohibited by the terms of this Agreement.

(d) No Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Public Company Class A Common Stock or Public Company Class B Common Stock shall be issued in exchange for any Merger Partner Units or equity securities in a Blocker, and no holder of any of the foregoing shall be entitled to receive a fractional share of Public Company Class A Common Stock or Public Company Class B Common Stock. Any fractional share of Public Company Class A Common Stock or Public Company Class B Common Stock issuable pursuant to Sections 2.1(a) or 2.1(b), shall be rounded up to the nearest whole share.

2.2 Payment Fund. The procedures for exchanging outstanding Merger Partner Units, Merger Partner Warrants or equity securities of any Blocker for the shares of Public Company Class A Common Stock, shares of Public Company Class B Common Stock, or Merger Partner Common Units to be issued to such holders in connection with the Mergers are as follows:

(a) Deposit at Closing. At the Closing, (i) Public Company shall deliver to the Exchange and Paying Agent shares of Public Company Class A Common Stock and Public Company Class B Common Stock issued in book entry form equal to the amount of the Merger Consideration payable in shares of Public Company Class A Common Stock and Public Company Class B Common Stock and (ii) Merger Partner shall deliver to the Exchange and Paying Agent Merger Partner Common Units in book entry form equal to the amount of the Merger Consideration payable in Merger Partner Common Units (the “Payment Fund”). For the avoidance of doubt, any Merger Partner Common Units to be issued to Public Company pursuant to Section 2.1(b)(ii), shall be issued by Merger Partner directly to Public Company immediately following the consummation of the Merger Partner Merger.

(b) Exchange and Paying Agent. The Exchange and Paying Agent shall, pursuant to instructions from Public Company and Merger Partner in accordance with the Exchange and Paying Agent Agreement and the Allocation Schedule, deliver (i) the applicable portion of the Merger Consideration to be paid in shares of Public Company Class A Common Stock, shares of Public Company Class B Common Stock and Merger Partner Common Units to the equity holders of Merger Partner and (ii) the applicable portion of the Merger Consideration for each Blocker Merger to be paid in shares of Public Company Class A Common Stock to the equity holders of the corresponding Blocker being merged in such Blocker Merger. The Payment Fund shall not be used for any purpose other than as specified in this Section 2.2(a).

(c) Exchange Procedures. Promptly, but in no event more than three (3) Business Days, following the date the Registration Statement is declared effective by the SEC, Public Company shall cause the Exchange and Paying Agent to mail to each Person who was a member of Merger Partner or any Blocker as of immediately prior to the effective time of each respective Mergers, (i) a Letter of Transmittal and (ii) instructions for effecting the issuance of the portion of the Merger Consideration, as applicable, payable with respect thereto pursuant to the terms of this Agreement and the Allocation Schedule. Upon proper delivery of a duly completed and executed Letter of Transmittal, each such Person shall be entitled to receive the number of shares of Public Company Class A Common Stock, shares of Public Company Class B Common Stock and Merger Partner Common Units as determined in accordance with Section 2.1 and reflected on the Allocation Schedule. If payment is to be made to a Person other than the Person who is reflected in the books and records of the applicable company as the applicable member, it shall be a condition of payment that the Person requesting such payment shall have established to the satisfaction of Public Company and the Exchange and Paying Agent that any transfer and other Taxes required by reason of such payment to a Person other than the applicable member have been paid or are not applicable. From and after the Merger Partner Merger Effective Time, or each applicable Blocker Merger Effective Time, as applicable, other than Electing Members (with respect to Excluded Units) each Person that was a member of Merger Partner or the corresponding Blocker being merged, respectively (or the holder of an economic interest therein) shall have no rights as a member or holder of any

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such economic interests and, until the procedures contemplated by this Section 2.2 have been complied with, any such former limited liability company or economic interest shall represent only the right to receive the applicable portion of the Merger Consideration, respectively, on the terms and subject to the conditions of this Agreement.

(d) No Further Ownership Rights. All Merger Consideration paid in accordance with the terms hereof shall be deemed to have been paid in satisfaction of all rights pertaining to the applicable limited liability company or other interests in Merger Partner and each Blocker, respectively, and from and after the Merger Partner Merger Effective Time and the applicable Blocker Merger Effective Time, as applicable, (except as necessary to reflect the issuance of Merger Partner Common Units as Merger Consideration pursuant to Section 2.1) there shall be no further registration of transfers on the register or members or other books of Merger Partner or the corresponding Blocker which were outstanding as of immediately prior to the Merger Effective Time and the applicable Blocker Merger Effective Time, as applicable. If, after the Merger Partner Merger Effective Time and the applicable Blocker Merger Effective Time, as applicable, claims of ownership are presented to Public Company, Merger Partner or the Exchange and Paying Agent for any reason, they shall be cancelled and exchanged as provided in this Article II, subject to Section 2.2(f).

(e) Termination of Payment Fund. Any portion of the Payment Fund deposited with the Exchange and Paying Agent (including shares of Public Company Class A Common Stock or Public Company Class B Common Stock issued to a Public Company reserve account) that remains undistributed as of one year after the Closing shall be delivered to Public Company (subject to abandoned property, escheat or similar Law), upon demand, and any Person who is entitled to such amount under this Section 2.2 shall (subject to Section 2.2(f)) be entitled to seek payment of such amount from Public Company only as a general creditor thereof.

(f) No Liability. To the extent permitted by applicable Law, none of Public Company, Merger Subsidiary, Merger Partner, any Blocker or the Exchange and Paying Agent shall be liable to any Person for any amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If the applicable exchange procedures shall not have been completed prior to the first (1st) anniversary of the Closing Date (or immediately prior to such earlier date on which the related consideration payable pursuant to this Article II would otherwise escheat to or become the property of any Governmental Entity), any such consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of Public Company, free and clear of all claims or interest of any Person previously entitled thereto.

2.3 Allocation Schedule. The Allocation Schedule sets forth a true, correct and complete allocation of the amounts payable to the equity holders of Merger Partner and the Blockers pursuant to this Agreement as of the date of this Agreement and the pro forma equity capitalization of Public Company and Merger Partner giving effect to the Mergers. Merger Partner shall deliver an updated Allocation Schedule reflecting any transfers of equity interests in Merger Partner or any Blocker or issuances of equity or equity linked securities of Merger Partner after the date hereof (which issuances for the avoidance of doubt shall only be made in compliance with the terms of this Agreement), as well as the elections contemplated by Section 2.5, to Public Company at least three (3) Business Days prior to the Closing, which updated Allocation Schedule shall not, for the avoidance of doubt, change the aggregate number of shares of Public Company Class A Common Stock and Public Company Class B Common Stock comprising the Merger Consideration or the aggregate number of Merger Partner Common Units to be issued in connection with the Mergers (subject to the election rights of the Electing Members pursuant to Section 2.5); provided, however, that in the event Merger Partner sells additional Merger Partner Series F Preferred Units after the date of this Agreement at a cash price per Series F Preferred Unit of $2.00 and otherwise on terms substantially the same as issuances of Series F Preferred Units by Merger Partner prior to the date hereof (each, an “Additional Merger Partner Unit”) the Allocation Schedule shall be updated to reflect such issuances of Additional Series F Preferred Unit(s) of Merger Partner and the number of shares of Public Company Class A Common Stock, Public Company Class B Common Stock and Member Partner Class B Units comprising the Merger Consideration in exchange therefor and any additional Member Partner Class A Units to be issued as a result pursuant to Section 2.1(b)(ii). Public Company, Merger Partner and the Exchange and Paying Agent shall be entitled to rely conclusively on the Allocation Schedule as in effect from time to time

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and any amounts delivered by Public Company and Merger Partner to any security holder of Merger Partner or a Blocker (or delivered by Public Company to the Exchange and Paying Agent for further delivery to such Persons) in accordance with the Allocation Schedule, shall be deemed for all purposes to have been delivered to the applicable equity holder in full satisfaction of the obligations of Public Company and Merger Partner under this Article II.

2.4 Withholding Rights. Public Company, Merger Partner and the Exchange and Paying Agent will be entitled to deduct and withhold from the amounts otherwise payable by it pursuant to this Agreement to any Person, such amounts as it reasonably determines that it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law, and to collect any necessary Tax forms, including Forms W-8 or W-9, as applicable, or any similar information, from any equity holders of Merger Partner or a Blocker and any other recipients of payments hereunder, provided, that if any payment to the equity holders of Merger Partner or a Blocker is subject to deduction or withholding (other than any payment to a Merger Partner employee in its capacity as such or a requirement to deduct or withhold that is attributable to a failure to provide a duly completed Form W-8 or W-9, as applicable, to the Exchange and Paying Agent), then the Public Company or the Exchange and Paying Agent shall (i) provide notice to Merger Partner or the applicable Blocker as soon as reasonably practicable after such determination and prior to such payment and (ii) reasonably cooperate with Merger Partner or the applicable Blocker to reduce or eliminate any such deduction or withholding to the extent permitted by applicable Law. In the event that any amount is so deducted and withheld, and properly remitted, such amount will be treated for all purposes of this Agreement as having been paid to the Person to whom the payment from which such amount was withheld was made.

2.5 Merger Consideration Election Procedures.

(a) Promptly, but in no event more than three (3) Business Days, following the date the Registration Statement declared effective by the SEC (the “Mailing Date”), Merger Partner will mail, or cause the Exchange and Paying Agent to mail, to each holder of Merger Partner Units (other than Merger Partner PIUs) that is a Top 99 Merger Partner Holder as of the Mailing Date (or another date selected by Merger Partner which is reasonably acceptable to Public Company) a merger consideration election form in a form mutually satisfactory to Merger Partner and Public Company (the “Election Form”). The Election Form will accompany the Disclosure Statement and copies of the form of Tax Receivable Agreement, Amended Operating Agreement, Exchange Agreement and Registration Rights Agreement and the Election Form will include counterpart signatures to each of the foregoing agreements.

(b) Each Election Form will permit each holder (other than Blockers) of Merger Partner Units that is a Top 99 Merger Partner Holder, to elect on a per-Merger Partner Unit basis (other than in respect of Merger Partner PIUs), to receive as Merger Consideration in the Merger Partner Merger in the form of either (A) shares of Public Company Class A Common Stock or (B) Up-C Units (subject to the limitations in this Section 2.5(b), any such holder validly electing to receive Up-C Units in exchange for any one or more of its Merger Partner Units, an “Electing Member”, and the Merger Partner Units that such Electing Member will exchange for Up-C Units, the “Excluded Units”); provided, however, that no Electing Member will be entitled to receive Up-C Units to the extent such holder’s Excluded Units exchanged therefor would represent more than ninety-five percent (95%), or such lower percentage as may be determined by Merger Partner and set forth on the Election Form, of the total number of Merger Partner Units held by such Person as of immediately prior to the Merger Partner Merger Effective Time (for the avoidance of doubt, any Merger Partner Units held by such Person in excess of such amount will not constitute Excluded Units and will instead receive shares of Public Company Class A Common Stock in exchange for the Merger Partner Units representing such excess, notwithstanding such Person’s election).

(c) Any Merger Partner Units with respect to which an election may be made and the Exchange and Paying Agent does not receive a properly completed Election Form during the period (the “Election Period”) from the Mailing Date to 5:00 p.m., New York Time, on the Business Day that is five (5) Business Days prior to

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the Closing Date or such other date as Merger Partner and Public Company will, prior to the Closing, mutually agree (the “Election Deadline”) will be deemed to be held by a Participating Member and will receive the form of Merger Consideration set forth in Section 2.1(b)(i)(D). If the Closing Date is delayed to a subsequent date, the Election Deadline shall be similarly delayed to a subsequent date, and Merger Partner and Public Company shall promptly announce any such delay and, when determined, the rescheduled Election Deadline.

(d) Any election made pursuant to this Section 2.5 will have been properly made only if the Exchange and Paying Agent has actually received a properly completed Election Form (including duly executed counterpart signature pages to the Tax Receivable Agreement, the Amended Operating Agreement, the Exchange Agreement and the Registration Rights Agreement) during the Election Period. Any Election Form may be revoked or changed by the Person submitting it, by written notice received by the Exchange and Paying Agent during the Election Period. In the event an Election Form is revoked during the Election Period, the Merger Partner Units represented by such Election Form will be subject to Section 2.5(c) except to the extent a subsequent election is properly made during the Election Period. Any Election Form indicating Electing Member status must be accompanied by duly executed signature pages to the Tax Receivable Agreement, the Amended Operating Agreement, the Exchange Agreement and the Registration Rights Agreement for such Election Form to be validly received. Subject to the terms of this Agreement and of the Election Form, the Exchange and Paying Agent will have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in the Election Forms, and any good faith decisions of the Exchange and Paying Agent regarding such matters will be binding and conclusive. None of Merger Partner, Public Company or the Exchange and Paying Agent will be under any obligation to notify any Person of any defect in an Election Form.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF MERGER PARTNER AND BLOCKERS

Merger Partner represents and warrants to Public Company that, except as set forth in Merger Partner Disclosure Schedule, the statements contained in Sections 3.1 through 3.21, and 3.29 and 3.30 (with respect to Merger Partner) are true and correct as of the date of this Agreement and as of the Closing Date, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date). Each Blocker (solely with respect to itself and not to any other Blocker or Merger Partner) represents and warrants to Public Company that, except as set forth in Merger Partner Disclosure Schedule, the statements contained in Sections 3.22 through 3.28, and 3.29 and 3.30 (solely with respect to such Blocker) are true and correct as of the date of this Agreement and as of the Closing Date, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date). Merger Partner Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article III; provided, however, that the disclosures in any section or paragraph of Merger Partner Disclosure Schedule shall qualify (a) the corresponding section or paragraph in this Article III and (b) such other sections or paragraphs in this Article III (whether or not there is a specific cross reference) to the extent that it is reasonably apparent on the face of the disclosure that such disclosure also qualifies or applies to such other section or paragraph.

3.1 Organization, Standing and Power. Merger Partner is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. Except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect, Merger Partner is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification. Merger Partner has all requisite power and authority to (i) carry on the businesses in which it is engaged, (ii) own and use the properties owned and used by it and (iii) perform its obligations under all Merger Partner Contracts. Merger Partner has made available to Public Company complete and accurate copies of the Organizational Documents of Merger Partner as in effect on the date of this Agreement. Merger Partner is not in material default under or in material violation of any provision of its Organizational Documents.

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3.2 Capitalization.

(a) Section 3.2(a) of the Merger Partner Disclosure Schedule sets forth the authorized capital of Merger Partner and the issued and outstanding equity interests of Merger Partner, in each case as of the date of this Agreement.

(b) Section 3.2(b) of Merger Partner Disclosure Schedule sets forth a complete and accurate list, as of the date of the Agreement, of (i) the members and holders of limited liability company interests of each of Merger Partner, showing the number and class(es) held by each holder and (ii) the holders of warrants to purchase limited liability company interest of the Merger Partner. Section 3.2(b) of Merger Partner Disclosure Schedule also indicates all limited liability company interests that are subject to a threshold value, vesting or otherwise subject to a repurchase or redemption right, indicating the name of the applicable member or interest holder, the threshold value, vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by Merger Partner. All of the limited liability company interests of Merger Partner have been duly authorized, validly issued, and free of all preemptive rights. To the Knowledge of Merger Partner, all of the limited liability company interests of Merger Partner have been offered, issued and sold by Merger Partner in compliance in all material respects with all applicable federal and state securities Laws.

(c) Except as set forth in Section 3.2(b), (A) there are no limited liability company interests of any class of Merger Partner, or any security exchangeable into or exercisable for such membership interests, issued, reserved for issuance or outstanding, (B) there are no options, warrants, securities, calls, rights, commitments or agreements to which Merger Partner is a party or by which Merger Partner is bound obligating Merger Partner to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional limited liability company interests of Merger Partner or any security or rights convertible into or exchangeable or exercisable for any such membership interests, or obligating Merger Partner to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement, and (C) Merger Partner have no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of their limited liability company interests or to make any distribution in respect thereof.

(d) Except for the Organizational Documents of Merger Partner or as set forth on Section 3.2(d) of the Merger Partner Disclosure Schedule, there is no agreement, written or, to the Knowledge of Merger Partner, oral, between Merger Partner and any holder of its limited liability company interests or, to the Knowledge of Merger Partner, among any holders of the limited liability company interests of Merger Partner, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag along” rights), registration under the Securities Act or the securities Laws of any other jurisdiction, or voting, of the limited liability company interests of Merger Partner.

(e) The Allocation Schedule sets forth as of the date of this Agreement a true, correct and complete summary of the allocation of the amounts payable to the equity holders of Merger Partner and the Blockers pursuant to this Agreement and the pro forma equity capitalization of each of Public Company and Merger Partner giving effect to the Closing. The allocation of payments set forth on the Allocation Schedule complies with the terms of Organizational Documents of Merger Partner.

3.3 Subsidiaries.

(a) Section 3.3(a) of Merger Partner Disclosure Schedule sets forth each Subsidiary of Merger Partner, all of which are wholly-owned by Merger Partner. Merger Partner does not own or control directly or indirectly or have any direct or indirect equity participation or similar interest in, or any obligation to provide funding to, any corporation, partnership, limited liability company, joint venture, trust or other business association or entity.

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(b) Each Subsidiary of Merger Partner (i) is duly organized, validly existing and in standing under the Laws of the jurisdiction of its formation, (ii) is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect, and (iii) has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Merger Partner has delivered to Public Company complete and accurate copies of the Organizational Documents of each Subsidiary of Merger Partner. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which Merger Partner or any Subsidiary of Merger Partner is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any equity interests of any such Subsidiary other than to Merger Partner or another Subsidiary.

(c) All of the outstanding capital stock of or other voting securities of or ownership interests in each Subsidiary of Merger Partner, is owned by Merger Partner, directly or indirectly, free and clear of any Lien and free of any transfer restriction (other than transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws), including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests.

(d) Except for its interests in each Subsidiary of Merger Partner, Merger Partner does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other Person. There are no outstanding contractual obligations of Merger Partner or any of the Subsidiaries of Merger Partner in any Person.

3.4 Authority; No Conflict; Required Filings and Consents.

(a) Merger Partner has all requisite power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to perform its respective obligations hereunder and thereunder. The execution and delivery by Merger Partner of this Agreement and the other agreements contemplated hereby and, subject to obtaining the Merger Partner Member Approval, which are the only approval required from the members of Merger Partner, the performance by Merger Partner of this Agreement and the consummation by Merger Partner of the Transactions have been duly and validly authorized by all necessary company or other corporate action on the part of Merger Partner. This Agreement and all other agreements contemplated hereby have been duly and validly executed and delivered by each of Merger Partner and, assuming the due execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes or will constitute a valid and binding obligation of Merger Partner, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) The Merger Partner Board (by unanimous written consent) has: (i) determined that the Transactions are fair to, advisable, and in the best interests of Merger Partner and its Subsidiaries; (ii) authorized, approved and declared advisable this Agreement and the Transactions, including the Merger Partner Merger; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Merger Partner Board has unanimously voted to adopt this Agreement and thereby approve the Transactions.

(c) Subject to the filing of the Merger Partner Certificate of Merger as required by Delaware Law, neither the execution and delivery by Merger Partner of this Agreement or any other agreement contemplated hereby, nor the performance by Merger Partner of its obligations hereunder or thereunder, nor the consummation by Merger Partner of the Transactions, will (i) conflict with or violate any provision of the Organizational Documents of Merger Partner, each as amended or restated to date, (ii) require on the part of Merger Partner or any of its Subsidiaries any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (iii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to

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accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of Indebtedness, Lien (other than Permitted Liens) or other arrangement to which Merger Partner or any of its Subsidiaries is a party or by which Merger Partner or any of its Subsidiaries is bound or to which any of the assets of Merger Partner or any of its Subsidiaries are subject, (iv) result in the imposition of any Lien other than Permitted Liens upon any assets of Merger Partner or any of its Subsidiaries or (v) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Merger Partner or any of its Subsidiaries or any properties or assets of any of the foregoing, except in the case of clauses (ii) through (v) as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect.

3.5 Financial Statements; Information Provided.

(a) Merger Partner has made available to Public Company the Merger Partner Financial Statements. The Merger Partner Financial Statements (i) comply as to form with all applicable accounting requirements and (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby; provided, however, that the Merger Partner Financial Statements referred to in clause (b) of the definition of such term are subject to normal recurring year-end adjustments (which, individually and in the aggregate, will not be material) and do not include footnotes.

(b) Each of the Merger Partner Financial Statements fairly presents the consolidated assets, liabilities, business, financial condition, results of operations and cash flows of Merger Partner and its Subsidiaries as of the date thereof and for the period referred to therein, and is consistent with the books and records of Merger Partner and its Subsidiaries.

(c) Merger Partner maintains accurate books and records reflecting its assets and liabilities and maintains proper and a system of internal accounting control over financial reporting designed to provide reasonable assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of Merger Partner and to maintain accountability for Merger Partner’s assets, (iii) access to assets of Merger Partner is permitted only in accordance with management’s authorization, (iv) the reporting of assets of Merger Partner is compared with existing assets at regular intervals, and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Merger Partner has disclosed to Merger Partner’s auditors and audit committee (and made available to Public Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Merger Partner’s ability to record, process, summarize and report financial information and (B) any Fraud, whether or not material, that involves management or other employees who have a significant role in Merger Partner’s or its Subsidiaries’ internal control over financial reporting. Merger Partner has not identified any material weaknesses in the design or operation of Merger Partner’s internal control over financial reporting.

(d) Neither Merger Partner nor any of its Subsidiaries has any Liability, except for: (i) Liabilities disclosed, reflected or reserved against in Public Company’s most recent interim consolidated unaudited balance sheet for the period ended September 30, 2022; (ii) Liabilities that have been incurred by Merger Partner or its Subsidiaries since September 30, 2022 in the Ordinary Course of Business; (iii) Liabilities for performance of obligations of Merger Partner or any of its Subsidiaries under Merger Partner Contracts (other than those arising as a result of a breach or default thereunder or as a result of failure to comply with applicable Law); (iv) Liabilities for payment of fees and expenses incurred in connection with the Transactions; (v) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to Merger Partner and its Subsidiaries, taken as a whole; and (vi) Liabilities described in Section 3.5(d) of the Merger Partner Disclosure Schedule.

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(e) The information (including information relating to the Blockers) to be supplied by or on behalf of Merger Partner for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed by Public Company pursuant to which shares of Public Company Class A Common Stock and Public Company Class B Common Stock issued in connection with the Mergers shall be registered under the Securities Act (the “Registration Statement”), or supplied by or on behalf of Merger Partner for inclusion in any filing pursuant to Rule 165 and Rule 425 under the Securities Act or Rule 14a-12 under the Exchange Act (each a “Regulation M-A Filing”), shall not at the time the Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the SEC, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, in light of the circumstances under which they were made. The information (including information relating to the Blockers) to be supplied by or on behalf of Merger Partner for inclusion or incorporation by reference in the proxy statement/prospectus (the “Proxy Statement/Prospectus”) to be sent to the stockholders of Public Company in connection with the meeting of Public Company’s Stockholders’ Meeting shall not, on the date the Proxy Statement/Prospectus is first mailed to stockholders of Public Company, or at the time of the Public Company Meeting or as of the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement/Prospectus not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Public Company Meeting that has become, in light of the circumstances in which they were made, false or misleading.

(f) Between January 1, 2020 and the date of this Agreement, there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, principal accounting officer or general counsel of Merger Partner, the Merger Partner Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls.

3.6 Absence of Certain Changes. Since December 31, 2021, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, (a) there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a Merger Partner Material Adverse Effect, (b) Merger Partner and its Subsidiaries have conducted their businesses in the Ordinary Course of Business and (c) neither Merger Partner nor any Subsidiary has taken any of the actions set forth in clauses (a) through (o) of Section 5.1.

3.7 Merger Partner Tax Matters.

(a) Each of Merger Partner and its Subsidiaries has properly filed on a timely basis all income and other material Tax Returns that it was required to file, and all such Tax Returns were true, correct and complete in all material respects. Each of Merger Partner and its Subsidiaries has paid on a timely basis all income or other material Taxes, whether or not shown on any Tax Return, that were due and payable.

(b) All material Taxes that Merger Partner or any of its Subsidiaries was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, in each case in compliance in all material respects with applicable law.

(c) No examination or audit of any Tax Return of Merger Partner or any of its Subsidiaries by any Governmental Entity is currently in progress or, to the Knowledge of Merger Partner, has been threatened by any Governmental Entity. No deficiencies for Taxes of Merger Partner or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Entity in writing. Neither Merger Partner nor any of its Subsidiaries has been informed in writing by any jurisdiction in which Merger Partner or any of its Subsidiaries does not file a Tax Return that the jurisdiction believes that Merger Partner or any of its Subsidiaries was required to file any

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Tax Return that was not filed or is subject to Tax in such jurisdiction. Neither Merger Partner nor any of its Subsidiaries has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return (other than any automatic extension granted in the ordinary course of business and consistent with past custom and practice of Merger Partner), or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.

(d) Neither Merger Partner nor any of its Subsidiaries has participated in any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b) or a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any analogous provision of state or local Law.

(e) There are no Liens with respect to Taxes on any of the assets of Merger Partner or its Subsidiaries, other than Permitted Liens.

(f) With the exception of customary commercial leases or contracts that are not primarily related to Taxes entered into in the Ordinary Course of Business and liabilities thereunder, neither Merger Partner nor any of its Subsidiaries (i) has any liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of state, local or non-U.S. law), as a transferee or successor, or pursuant to any contractual obligation for any Taxes of any Person other than Merger Partner or any of its Subsidiaries, or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(g) During the two-year period ending on the date hereof, neither Merger Partner (including any predecessor thereof) nor any of its Subsidiaries (including any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(h) Other than Section 3.15, this Section 3.7 provides the sole and exclusive representations and warranties of Merger Partner in respect of Tax matters.

3.8 Assets. Except as would not be, individually or in the aggregate, material to Merger Partner and its Subsidiaries, taken as a whole, Merger Partner or its applicable Subsidiary is the true and lawful owner of, and has good title to, all of the assets (tangible or intangible) purported to be owned by Merger Partner or such Subsidiary, free and clear of all Liens other than Permitted Liens. Merger Partner and each Subsidiary owns or leases all material tangible assets sufficient for the conduct of its businesses as presently conducted, which tangible assets are reflected in the Merger Partner Financial Statements (other than to the extent disposed of in the Ordinary Course of Business). Except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect, each such tangible asset is free from defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

3.9 Owned and Leased Real Property.

(a) Neither Merger Partner nor any of its Subsidiaries owns any real property.

(b) Merger Partner has delivered to Public Company complete and accurate copies of all material Leases of Merger Partner and its Subsidiaries. Neither Merger Partner nor any Subsidiary occupies any space other than pursuant to a Lease. With respect to each such Lease, except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect:

(i) such Lease is legal, valid, binding, enforceable and in full force and effect against Merger Partner or its Subsidiary that is the party thereto, as applicable, and, to the Knowledge of Merger Partner, against each other party thereto;

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(ii) such Lease will continue to be legal, valid, binding, enforceable and in full force and effect against Merger Partner or the Subsidiary that is the party thereto, as applicable, and, to the Knowledge of Merger Partner, against each other party thereto immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

(iii) none of Merger Partner, any Subsidiary of Merger Partner or, to the Knowledge of Merger Partner, any other party, is in breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the Knowledge of Merger Partner, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default by Merger Partner or any Subsidiary of Merger Partner or, to the Knowledge of Merger Partner, any other party under such Lease; and no event has occurred that would give rise to a termination right under such Lease;

(iv) neither Merger Partner nor any Subsidiary of Merger Partner has assigned, transferred, conveyed, mortgaged, subleased, licensed, deeded in trust or encumbered any interest in the leasehold or subleasehold; and

(v) to the Knowledge of Merger Partner, there are no Liens (other than Permitted Liens) applicable to the real property subject to such Lease which would reasonably be expected to impair the current uses or the occupancy by Merger Partner or any Subsidiary of Merger Partner of the property subject thereto.

(c) Each of Merger Partners and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, in each case, that are material to Merger Partner and its Subsidiaries, taken as a whole, including: (A) all such tangible assets reflected on the Merger Partner Financial Statements; and (B) all other such tangible assets reflected in the books and records of Merger Partner or any of its Subsidiaries as being owned by Merger Partner or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by Merger Partner or any of its Subsidiaries free of any Liens other than Permitted Liens.

3.10 Intellectual Property.

(a) Section 3.10(a) of the Merger Partner Disclosure Schedule sets forth a true, correct and complete list of all Patents, Copyright registrations, Trademark registrations, applications for Trademark registration, material unregistered Trademarks, Design registrations and applications for Design registration, and Internet domain names owned (in whole or in part) by or exclusively licensed to Merger Partner or any of its Subsidiaries.

(b) (i) Merger Partner and its Subsidiaries (A) solely own all Intellectual Property owned or purported to be owned by Merger Partner or any of its Subsidiaries and (B) possess, hold or have obtained valid and enforceable licenses or other rights under all other Intellectual Property necessary to operate the business of Merger Partner in the manner now operated and as currently proposed to be operated by it as disclosed in the Registration Statement and Prospectus, except, in each case of (A) and (B), as such failure to own or obtain such licenses would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect; (ii) none of the Intellectual Property owned by, exclusively licensed to, or to the Knowledge of Merger Partner, otherwise licensed to or used by, the Merger Partner and its Subsidiaries (collectively, the “Merger Partner Intellectual Property”) has been adjudged invalid or unenforceable, in whole or in part; (iii) to the Knowledge of Merger Partner, no third party is infringing, misappropriating, or otherwise violating any Merger Partner Intellectual Property, except, where such infringement, misappropriation or other violation would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect; (iv) since January 1, 2020 to the date of this Agreement, to the Knowledge of Merger Partner, there has been no actual or threatened action, suit, proceeding or claim by others challenging the validity, enforceability or scope of, or challenging Merger Partner’s ownership of or rights in or to, any Merger Partner Intellectual Property, and Merger Partner is not aware of any facts or circumstances that would render

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any Merger Partner Intellectual Property invalid or unenforceable by Merger Partner or one of its Subsidiaries, or of inadequate scope to protect the interests of Merger Partner in conducting its business, except in each case, as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect; (v) since January 1, 2020 to the date of this Agreement, to the Knowledge of Merger Partner, there has been no actual, or threatened action, suit, proceeding or claim by a third party alleging that Merger Partner or any of its Subsidiaries infringes, misappropriates, or otherwise violates, any Intellectual Property of third parties, and Merger Partner has not received any notice alleging, or is otherwise aware of, any facts or circumstances that would give rise to such an action, proceeding or claim, except, in each case, where such infringement, misappropriation or other violation would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect; (vi) Merger Partner has taken all reasonable steps to protect, maintain and safeguard the Merger Partner Intellectual Property, including the execution of appropriate nondisclosure, confidentiality agreements and invention assignment agreements and invention assignments with their directors, officers, employees, contractors and other agents and since January 1, 2020 to the date of this Agreement, to the Knowledge of Merger Partner, no such individual is in or has been in violation of any term of such nondisclosure, confidentiality agreements and invention assignment agreements; and (vii) since January 1, 2020 to the date of this Agreement, to the Knowledge of Merger Partner, no material technology employed by Merger Partner or its Subsidiaries has been obtained or is being used by Merger Partner or its Subsidiaries in violation of any contractual or legal obligation binding on Merger Partner, its Subsidiaries or any of its officers, directors or employees, which violation relates to the breach of a confidentiality obligation, obligation to assign Intellectual Property to a previous employer or obligation otherwise not to use the Intellectual Property of a third party.

(c) To the Knowledge of Merger Partner, the material information technology systems of the Merger Partner and its Subsidiaries are adequate for their respective businesses as currently conducted in all material respects.

3.11 Contracts.

(a) Section 3.11(a) of Merger Partner Disclosure Schedule lists the following agreements (each a “Merger Partner Contract”) to which Merger Partner or any Subsidiary of Merger Partner is a party as of the date of this Agreement which contains any remaining material rights or obligations:

(i) any agreement (or group of related agreements) (A) which involves expected payments in an amount in excess of $500,000 in the aggregate, (B) in which Merger Partner or any of its Subsidiaries has granted “most favored nation” pricing provisions or exclusive marketing or distribution rights or has agreed to purchase goods or services exclusively from a certain party, (C) which limits the freedom of Merger Partner or its Subsidiaries to engage in any line of business or compete with any Person or (D) which contains any non-solicitation provision, in each case, except for restrictions that would not materially affect the ability of Merger Partner and its Subsidiaries to conduct its business, in each case, that is not terminable by Merger Partner or its Subsidiaries, as applicable, on 90 days’ notice or less;

(ii) any agreement relating to the disposition or acquisition of material assets or any ownership interests in any Person, in each case, involving payments in excess of $500,000, other than agreements in which the applicable acquisition or disposition has been consummated and there are no material ongoing liabilities or obligations;

(iii) any agreement providing for any material royalty, milestone or similar payments by Merger Partner or its Subsidiaries;

(iv) any agreement concerning the establishment or operation of a joint venture with a third party;

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(v) any agreement (or group of related agreements) under which Merger Partner or any Subsidiary has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) material Indebtedness (including capitalized lease obligations) or under which it has imposed (or may impose) a Lien (other than Permitted Liens) on any of its assets, tangible or intangible;

(vi) any agreement for the disposition of any material assets or business of Merger Partner or any Subsidiary or any agreement for the acquisition of material assets or business of any other Person (other than purchases of inventory or components in the Ordinary Course of Business);

(vii) any noncompetition agreement restricting Merger Partner or any of its Subsidiaries from competing in any line of business or jurisdiction;

(viii) any written employment agreement or consulting agreement that is not on Merger Partner’s standard form of employment agreement or consulting agreement, each of which has been previously made available to Public Company (excluding employment agreements that are terminable “at will” without the payment of severance or other amounts upon termination, and consulting agreements which are terminable on 30 days or less notice without the payment of additional consideration);

(ix) any agreement providing for severance, retention, change in control payments, or transaction-based bonuses or incentives;

(x) any material settlement agreement or agreement that includes the admission of wrongdoing by Merger Partner or any of its Subsidiaries or any of their respective officers or directors;

(xi) any agreement with respect to an interest rate, currency or other swap or derivative transaction (other than those solely between Merger Partner or any of its Subsidiaries);

(xii) any agreement between Merger Partner or any of its Subsidiaries, on the one hand, and any director, officer or employee of Merger Partner or any of its Subsidiaries or any Person beneficially owning five percent or more of the outstanding equity interests of Merger Partner or any of their respective Affiliates, on the other hand;

(xiii) except as set forth in the Organizational Documents of Merger Partner or in Merger Partner’s standard form of restricted unit grant agreement, any agreement that contains a put, call or similar right pursuant to which Merger Partner or any of its Subsidiaries or after the Merger Partner Merger Effective Time, Public Company or any of its Subsidiaries or Affiliates, could be required to purchase or sell, as applicable, in a single transaction or series of transactions, (A) any equity interests of any Person or (B) any asset or group of related assets that have a fair market value or purchase price of more than $500,000 individually or in the aggregate;

(xiv) any agreement relating to royalty, dividend or similar arrangement to be paid, or received, by Merger Partner or any of its Subsidiaries that is based on the revenue or profits of Merger Partner or any of its Subsidiaries or any material agreement involving fixed price or fixed volume arrangements;

(xv) any agreement under which the consequences of a default or termination would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect;

(xvi) any agreement with expected annual receipts or payables of more than $500,000 annually, under which Merger Partner or any of its Affiliates or Subsidiaries has (A) granted a license, sublicense, covenant not to sue or assert, immunity from suit, right to coexist or other right under any Intellectual Property to any other Person; (B) received from any other Person a grant of a license, sublicense, covenant not to sue or assert, immunity from suit, right to coexist or other right under any Intellectual Property (other than licenses to any shrink wrap, click wrap or other software that is generally commercially available and not customized costing less than $50,000 per year or as a one-time fee); (C) assigned any rights under any Intellectual Property

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to any other Person; or (D) received an assignment of any rights under Intellectual Property from any Person (other than assignments from employees on the form assignment agreement used by Merger Partner with such employees);

(xvii) any agreement the primary purpose of which is to provide for the sharing, indemnification or allocation of Taxes between or among the Merger Partner and its Subsidiaries, or between or among the Subsidiaries of Merger Partner; and

(xviii) any other agreement (or group of related agreements) that is material to Merger Partner and its Subsidiaries, taken as a whole, including any material contacts (as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act).

(b) Merger Partner has made available to Public Company a complete and accurate copy of each Merger Partner Contract (as amended to date) as of the date of this Agreement. With respect to each Merger Partner Contract: (i) the Merger Partner Contract is legal, valid, binding and enforceable and in full force and effect against Merger Partner or the Subsidiary that is the party thereto, as applicable, and, to the Knowledge of Merger Partner, against each other party thereto; (ii) the Merger Partner Contract will continue to be legal, valid, binding and enforceable and in full force and effect against Merger Partner or the Subsidiary that is the party thereto, as applicable, and, to the Knowledge of Merger Partner, against each other party thereto immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; and (iii) neither Merger Partner, any Affiliate or Subsidiary nor, to the Knowledge of Merger Partner, any other party, is in breach or violation of, or default under, any such Merger Partner Contract, and no event has occurred, is pending or, to the Knowledge of Merger Partner, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default by Merger Partner, any Subsidiary or, to the Knowledge of Merger Partner, any other party under such Merger Partner Contract, in each case, where any such breach or violation would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect.

3.12 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of Merger Partner, threatened with respect to, (A) against or affecting (i) Merger Partner or any Subsidiary of Merger Partner, (ii) any current or former officer, director, employee, consultant, agent or member of any of the foregoing in its, his or her capacity as such, (iii) any of the material assets owned or used by Merger Partner and its Subsidiaries or (iv) to the Knowledge of Merger Partner, any Blocker and (B) no notice of any Legal Proceeding involving or relating to Merger Partner, any of its Subsidiaries, or any Blocker, whether pending or threatened, has been received by Merger Partner, any of its Subsidiaries, or to the Knowledge of Merger Partner any Blocker, in each case as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect, a Public Company Material Adverse Effect (after giving effect to the Closing) or that would have the effect of preventing, delaying beyond the Outside Date, or making illegal, the Transactions (including the Mergers). As of the date of this Agreement, there are no material judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative agency or other Governmental Entity, by arbitration or otherwise) against or involving Merger Partner or any Subsidiary of Merger Partner or, to the Knowledge of Merger Partner, any Blocker. As of the date of this Agreement, there is no material Legal Proceeding by Merger Partner or any Subsidiary of Merger Partner pending, or which Merger Partner, any Subsidiary of Merger Partner or, to the Knowledge of Merger Partner, any Blocker has commenced preparations to initiate, against any other Person.

3.13 Environmental Matters.

(a) Since January 1, 2020, Merger Partner and its Subsidiaries have complied with all applicable Environmental Laws except as would not, individually or in the aggregate, reasonably be expected to result in a Merger Partner Material Adverse Effect. There is no pending or, to the Knowledge of Merger Partner, threatened material Legal Proceeding relating to any Environmental Law involving Merger Partner or any Subsidiary of Merger Partner.

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(b) To the Knowledge of Merger Partner, neither Merger Partner nor any Subsidiary of Merger Partner has any material liabilities or material obligations arising from the release or threatened release of any Materials of Environmental Concern into the environment.

(c) Neither Merger Partner nor any Subsidiary of Merger Partner is a party to or bound by any court order, administrative order, consent order or other agreement between Merger Partner or any Subsidiary and any Governmental Entity entered into in connection with any material legal obligation or material liability arising under any Environmental Law.

(d) Merger Partner has no Knowledge of any material environmental liability relating to any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by Merger Partner or any Subsidiary of Merger Partner.

3.14 Labor and Employment.

(a) Each such current Merger Partner Employee is retained at-will and none of such current Merger Partner Employees is a party to a written employment agreement or contract with Merger Partner or any Subsidiary contradicting their at-will employment. Each current Merger Partner Employee has entered into Merger Partner’s or such Subsidiary’s standard form of confidentiality, non-competition and assignment of inventions agreement, a copy of which has previously been delivered to Public Company. All of the agreements referenced in the preceding sentence will continue to be in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

(b) Since January 1, 2020, neither Merger Partner nor any Subsidiary of Merger Partner has breached or violated any (i) applicable Law respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such Law respecting employment discrimination, employee classification (for overtime purposes or as employee versus independent contractor), workers’ compensation, family and medical leave, the Immigration Reform and Control Act and occupational safety and health requirements, or (ii) employment or other individual service provider agreement, in each case except as would not, individually or in the aggregate, reasonably be expected to be material to Merger Partner and its Subsidiaries, taken as a whole. As of the date hereof, no material claims, controversies, investigations, audits or other Legal Proceedings are pending or, to the Knowledge of Merger Partner, threatened, with respect to such Laws or agreements, either by private Persons or by Governmental Entities.

(c) Neither Merger Partner nor any Subsidiary of Merger Partner is a party to or bound by any collective bargaining agreement, nor has either of them experienced any actual or, to the Knowledge of Merger Partner, threatened strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. Merger Partner has no Knowledge of any material organizational effort made or threatened (including the filing of a petition for certification) either currently or within the past two (2) years, by or on behalf of any labor union with respect to Merger Partner Employees.

(d) Each such consultant or independent contractor is or was a party to a written agreement or contract with Merger Partner or its Subsidiaries. Merger Partner and its Subsidiaries have not incurred, and, to the Knowledge of Merger Partner, no circumstances exist under which, Merger Partner and its Subsidiaries could reasonably be expected to incur, any material liability arising from the misclassification of employees as consultants or independent contractors, or from the misclassification of consultants or independent contractors as employees. Each such consultant and independent contractor has entered a confidentiality and assignment of inventions agreement with Merger Partner, a copy of which has previously been made available to Public Company.

(f) As of the date hereof, no charges or complaints are open and pending against Merger Partner or any Subsidiary with the Equal Employment Opportunity Commission, the Office of Federal Contract Compliance

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Programs (the “OFCCP”), or similar Governmental Entity or pursuant to internal complaint procedures, and, to the Knowledge of Merger Partner, as of the date hereof no current or former employee of Merger Partner or any Subsidiary has made, during the last twelve (12) months, an oral or, during the last three (3) years, a written complaint of discrimination, retaliation or other similar wrongdoing. True, correct and complete information regarding any closed charges or complaints filed since December 31, 2020 through the date of this Agreement with the Equal Employment Opportunity Commission, the OFCCP or similar Governmental Entity (or, with respect to discrimination, retaliation, or similar wrongdoing, pursuant to internal complaint procedures) has been made available to Public Company.

(g) Since January 1, 2020, neither Merger Partner nor any Subsidiary has caused (i) a plant closing as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting any site of employment or one or more operating units within any site of employment of Merger Partner or any Subsidiary or (ii) a mass layoff as defined in the WARN Act, nor has Merger Partner or any Subsidiary been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law.

3.15 Employee Benefit Plans.

(a) Section 3.15(a) of Merger Partner Disclosure Schedule contains a complete and accurate list of all material Merger Partner Benefit Plans. Complete and accurate copies of (i) all Merger Partner Benefit Plans which have been reduced to writing, together with all amendments thereto, (ii) written summaries of all material unwritten Merger Partner Benefit Plans, (iii) all related trust agreements, insurance contracts, and most recent summary plan description together with the summary or summaries of material modifications thereto, (iv) the most recently filed annual report on IRS Form 5500 and all schedules thereto and (for all funded plans) all plan financial statements for the last plan year for each Merger Partner Benefit Plan, (v) all reports regarding the satisfaction of the nondiscrimination requirements of Sections 410(b), 401(k), and 401(m) of the Code for the past year, (vi) the most recent determination letter or opinion letter issued by the Internal Revenue Service with respect to any Merger Partner Benefit Plan intended to be qualified under Section 401(a) of the Code, and (vii) any material written or electronic communications from or to the Internal Revenue Service, the Department of Labor (“DOL”) or any other Governmental Entity received in the three (3) year period preceding the date of this Agreement with respect to a Merger Partner Benefit Plan (including any voluntary correction submissions), have been delivered or made available to Public Company. No Merger Partner Benefit Plan is or has been subject to non-U.S. Law.

(b) Neither Merger Partner, any of its Subsidiaries, nor any of their respective ERISA Affiliates sponsors, maintains or contributes to or in the last six years has sponsored, maintained, contributed to or been required to contribute to, or has (or is reasonably expected to have) any material current or contingent liability with respect to any (i) “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA, or (iii) a “multiple employer plan” subject to Sections 4063 or 4064 of ERISA or Section 413(c) of the Code. No liability under Section 302 or Title IV of ERISA or Section 412 of the Code has been incurred by Merger Partner, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full.

(c) Each Merger Partner Benefit Plan has been administered in all material respects in accordance with its terms and each of Merger Partner, its Subsidiaries and its ERISA Affiliates has met its obligations in all material respects with respect to each Merger Partner Benefit Plan and has timely made all required contributions, premiums and other payments thereto, in each case in all material respects. Merger Partner, its Subsidiaries, each of its ERISA Affiliates and each Merger Partner Benefit Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code (including Section 409A of the Code) and the regulations thereunder. Each Merger Partner Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and,

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no fact or event has occurred that would adversely affect the qualification or tax exemption of any such Merger Partner Benefit Plan. There is no legally binding commitment to create any additional Merger Partner Benefit Plans or to modify any existing Merger Partner Benefit Plans.

(d) There are no Legal Proceedings (except claims for benefits payable in the normal operation of Merger Partner Plans and proceedings with respect to qualified domestic relations orders) against or involving any Merger Partner Benefit Plan or asserting any rights or claims to benefits under any Merger Partner Benefit Plan that could give rise to any material liability. No Merger Partner Benefit Plan is or within the last three (3) calendar years has been the subject of, or has received or provided notice that it is the subject of, examination by a Governmental Entity or a participant in a government sponsored amnesty, voluntary compliance or similar program.

(e) The execution and delivery of this Agreement and the consummation of the Transactions will not, either alone or in combination with another event, (A) entitle any current or former employee, director, officer or independent contractor of Merger Partner or any of its Subsidiaries to severance pay, retention bonuses, non-competition payments or any other material compensatory payment, (B) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, officer or independent contractor, or (C) directly or indirectly require Merger Partner to transfer or set aside any assets to fund any material benefits under any Merger Partner Benefit Plan. No director, officer, employee or other service provider of Merger Partner or any of its Subsidiaries is entitled to a gross up, make whole or other similar payment as a result of the imposition of Taxes under Section 4999 or Section 409A of the Code pursuant to any agreement or arrangement with the Merger Partner or any of its Subsidiaries.

3.16 Compliance with Laws. Each of Merger Partner, its Subsidiaries has since January 1, 2020 conducted, and is conducting, its business and operations in compliance in all material respects with all applicable Laws. Since January 1, 2020, neither Merger Partner nor any Subsidiary has received any notice or other communication from any Governmental Entity or other Person alleging any material noncompliance with any applicable Law. To the Knowledge of Merger Partner, neither Merger Partner nor any Subsidiary has any material liability for failure to comply with any Law and, to the Knowledge of Merger Partner, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such liability. Neither Merger Partner nor any Subsidiary has conducted any internal investigation with respect to any actual, potential or alleged violation of any Law by any manager, member or other equity holder, officer or Merger Partner Employee or concerning any actual or alleged Fraud.

3.17 Unlawful Payments. Since January 1, 2020, Merger Partner and its Subsidiaries are and have been in compliance in all material respects with the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1, et seq., the Organization for Economic Cooperation and Development Convention Against Bribery of Foreign Public Officials in International Business Transactions and legislation implementing such convention, all other international anti-bribery conventions and all applicable anti-corruption or bribery Laws in any jurisdiction in which Merger Partner or any Subsidiary has conducted its business (collectively, “Anti-Bribery Laws”). Since January 1, 2020, neither Merger Partner nor any Subsidiary has received any written communication from any Governmental Entity that alleges that Merger Partner or any Subsidiary, or any current or former Representatives thereof, is or may be in violation of, or has, or may have, any liability under, any Anti-Bribery Laws, and no such actual or potential violation of Anti-Bribery Laws has been discovered by or brought to the attention of Merger Partner or any Subsidiary since January 1, 2020. Since January 1, 2020, neither Merger Partner nor any Subsidiary has made or anticipates making any disclosures to any Governmental Entity for potential violations of Anti- Bribery Laws. To the Knowledge of Merger Partner, none of Merger Partner and its Subsidiaries’ current or former Representatives is currently an officer, agent or employee of a Governmental Entity. Neither Merger Partner nor any Subsidiary nor any of their respective current or former Representatives has directly or indirectly offered, given, reimbursed, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment payable to (a) any Person who is an official, officer, agent, employee or representative of any Governmental Entity or of any

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existing or prospective customer (whether or not owned by a Governmental Entity), (b) any political party or official thereof or (c) any candidate for political or political party office, in each case while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, reimbursed, paid or promised, directly or indirectly, for purposes not allowable under the Anti-Bribery Laws, to any such official, officer, agent, employee, representative, political party, political party official, candidate, individual affiliated with any such customer, political party or official or political office.

3.18 Permits. Each of Merger Partner and its Subsidiaries owns or holds all material Permits that are required for Merger Partner and its Subsidiaries, respectively, to conduct their business as presently conducted or as proposed to be conducted. Each such Permit is in full force and effect. Merger Partner or the applicable Subsidiary, as the case may be, is in compliance in all material respects with the terms of each such Permit; and, as of the date of this Agreement, to the Knowledge of Merger Partner, no suspension or cancellation of such Permit is threatened and, to the Knowledge of Merger Partner, there is no basis for believing that such Permit will not be renewable upon expiration, other than in the Ordinary Course of Business. Each such Permit will continue in full force and effect immediately following the Closing. Merger Partner has made available to Public Company all such Permits as of the date of this Agreement.

3.19 Insurance.

(a) Merger Partner has made available to Public Company a true and complete list, as of the date of this Agreement, all material insurance policies (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, director and officer liability, product liability and automobile insurance policies and bond and surety arrangements) to which Merger Partner or any Subsidiary is a party, a named insured or otherwise the beneficiary of coverage (the “Merger Partner Insurance Policies”), all of which are in full force and effect. The Merger Partner Insurance Policies are of the type and in the amounts customarily carried by organizations conducting businesses or owning assets similar to those of Merger Partner. There is no material claim pending under the Merger Partner Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all of the Merger Partner Insurance Policies have been paid, and, to the Knowledge of Merger Partner, neither Merger Partner nor any Subsidiary may be liable for retroactive premiums or similar payments, and Merger Partner and its Subsidiaries are otherwise in compliance with the terms of the Merger Partner Insurance Policies in all material respects. Merger Partner has no Knowledge of any threatened termination of, or premium increase with respect to, any of the Merger Partner Insurances Policies. Each Merger Partner Insurance Policy will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing. There is no material claim by Merger Partner or any of its Subsidiaries pending under any Merger Partner Insurance Policy in favor of Merger Partner and its Subsidiaries that has been denied or disputed by the insurer other than denials and disputes in the Ordinary Course of Business.

(b) Section 3.19(b) of Merger Partner Disclosure Schedule identifies all claims asserted by Merger Partner pursuant to any Merger Partner Insurance Policy since December 31, 2019 and describes the nature and status of each such claim.

3.20 Cybersecurity and Privacy.

(a) Each of Merger Partner and its Subsidiaries comply, and have complied, in all respects with all: (i) applicable Privacy Laws; (ii) policies, statements, and contractual obligations relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer of Personal Information of the Merger Partner and its Subsidiaries; and (iii) all applicable industry standards including, without limitation, PCI DSS, and all other applicable requirements of the payment card brands (clauses (i)-(iii) of this Section 3.20(a)) collectively, the “Merger Partner Privacy Requirements”). The consummation of any of the Transactions will not violate any applicable Merger Partner Privacy Requirements.

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(b) Merger Partner and its Subsidiaries have taken all organizational, physical, administrative, and technical measures required by the Merger Partner Privacy Requirements and consistent with standards prudent in the industry in which Merger Partner and its Subsidiaries operate to protect: (i) the integrity, security, and operations of all Merger Partner IT Systems; and (ii) all Personal Information and all other data owned, controlled, or stored by Merger Partner and its Subsidiaries from and against data security incidents or other misuse. In connection with each third party servicing, outsourcing, hosting or otherwise processing Personal Information collected, held, or processed by or on behalf of Merger Partner and its Subsidiaries, Merger Partner and its Subsidiaries has in accordance with the Merger Partner Privacy Requirements entered into valid, binding and enforceable written data processing agreements with any such third party that ensures appropriate protection for Personal Information. None of Merger Partner and its Subsidiaries sells, rents or otherwise makes available, or permits any third party to, sell, rent or otherwise make available, to any Person any Personal Information, except as stated in the applicable privacy policies and in compliance with Privacy Laws.

(c) There have been no actual or suspected data security incidents, data breaches, ransomware incidents, or other adverse events or incidents related to any Merger Partner IT Systems, Personal Information, or data in the custody or control of Merger Partner or its Subsidiaries or any third party acting on behalf of Merger Partner or its Subsidiaries. Merger Partner and its Subsidiaries have not been subject to any claims or proceedings related to any data security incidents, ransomware incidents, or any violations of any Merger Partner Privacy Requirements, and there are no facts or circumstances which could reasonably serve as the basis for any such allegations or claims. Merger Partner and its Subsidiaries have taken commercially reasonable steps to provide for archival, back-up, recovery and restoration of its material business data.

(d) Merger Partner and its Subsidiaries own or have a valid right to access and use all Merger Partner IT Systems. To the Knowledge of Merger Partner, the Merger Partner IT Systems do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that are designed to (A) disrupt or adversely affect the functionality of any Merger Partner IT Systems or (B) enable or assist any Person to access without authorization any Merger Partner IT Systems. The Merger Partner IT Systems have not materially malfunctioned or failed within the past two years. Merger Partner and its Subsidiaries have taken reasonable, and to ensure the continued, uninterrupted, and error-free operation of the Merger Partner IT Systems. No Person has gained unauthorized access to any Merger Partner IT Systems.

3.21 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission based upon arrangements made by or on behalf of Merger Partner nor any Subsidiary in respect of any of the Transactions.

3.22 Blocker Organization, Standing and Power. Such Blocker is either a corporation or a limited liability company, as applicable, duly organized, validly existing and in good standing under the Laws of the State of Delaware. Except as would not, individually or in the aggregate, reasonably be expected to have the effect of preventing, delaying beyond the Outside Date, or making illegal, the Transactions (including the Mergers), such Blocker is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification. Such Blocker has all requisite power and authority to (i) carry on the businesses in which it is engaged, (ii) own and use the properties owned and used by it and (iii) perform its obligations under all Contracts to which it is a party. Merger Partner has made available to Public Company complete and accurate copies of the Organizational Documents of such Blocker as in effect on the date of this Agreement. Such Blocker is not in material default under or in material violation of any provision of its Organizational Documents.

3.23 Blocker Capitalization.

(a) Section 3.23(a) of the Merger Partner Disclosure Schedule sets forth the authorized capital of such Blocker and, as of the date of this Agreement, the issued and outstanding equity interests of such Blocker.

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(b) Section 3.23(b) of Merger Partner Disclosure Schedule sets forth a complete and accurate list, as of the date of the Agreement, of the members and holders of limited liability company interests, or the stockholders, as applicable, of such Blocker, showing the number and class(es) held by each holder. Section 3.23(b) of Merger Partner Disclosure Schedule also indicates all equity securities that are subject to a threshold value, vesting or otherwise subject to a repurchase or redemption right, indicating the name of the applicable member or interest holder, the threshold value, vesting schedule (including any acceleration provisions with respect thereto), and the repurchase price payable by applicable Blocker. All of the equity securities of such Blocker have been duly authorized, validly issued, and free of all preemptive rights. To the actual knowledge of such Blocker, all of the equity securities of such Blocker have been offered, issued and sold by such Blocker in compliance in all material respects with all applicable federal and state securities Laws.

(c) Except as set forth in Section 3.23(b), (A) there are no equity securities of any class of such Blocker, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding, (B) there are no options, warrants, securities, calls, rights, commitments or agreements to which such Blocker is a party or by which such Blocker is bound obligating such Blocker to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional equity securities of such Blocker or any security or rights convertible into or exchangeable or exercisable for any such equity securities, or obligating such Blocker to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement, and (C) such Blocker has no obligation (contingent or otherwise) to purchase, redeem or otherwise acquire any of its equity securities or to make any distribution in respect thereof.

(d) Except for the Organizational Documents of such Blocker or as set forth on Section 3.23(d) of the Merger Partner Disclosure Schedule, there is no agreement, written or, to the actual knowledge of such Blocker, oral, between such Blocker and any holder of its equity securities or, to the actual knowledge of such Blocker, among any holders of the equity securities of such Blocker, relating to the sale or transfer (including agreements relating to rights of first refusal, co-sale rights or “drag along” rights), registration under the Securities Act or the securities Laws of any other jurisdiction, or voting, of the equity securities of such Blocker.

3.24 No Business. Except for the ownership of limited liability company interests in Merger Partner, such Blocker (i) has not conducted any business and (ii) does not have and has not had any employees, assets, or liabilities (contingent or otherwise) other than reasonable reserves of cash or other liquid amounts as may be necessary or reasonably appropriate in order to provide for ongoing corporate maintenance of such Blocker.

3.25 Blocker Authority; No Conflict; Required Filings and Consents.

(a) Such Blocker has all requisite power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to perform its respective obligations hereunder and thereunder. The execution and delivery by such Blocker of this Agreement and the other agreements contemplated hereby and, subject to obtaining the Blocker Approvals, which are the only approval required from the securityholders of such Blocker, the performance by such Blocker of this Agreement and the consummation by such Blocker of the Transactions have been duly and validly authorized by all necessary company or other corporate action on the part of such Blocker. This Agreement and all other agreements contemplated hereby have been duly and validly executed and delivered by such Blocker party thereto and, assuming the due execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes or will constitute a valid and binding obligation of such Blocker, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity. The manager or managing member, as applicable, of each Blocker has (i) determined that the Transactions are fair to, advisable, and in the best interests of such Blocker and its respective members and (ii) adopted this Agreement and approved the Transactions, including the applicable Blocker Merger, in its capacity as a manager or managing member, as applicable, of such Blocker.

(b) Subject to the filing of the Blocker Certificate of Merger for such Blocker Merger as required by Delaware Law, neither the execution and delivery by such Blocker of this Agreement or any other agreement

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contemplated hereby, nor the performance by such Blocker of its obligations hereunder or thereunder, nor the consummation by such Blocker of the Transactions, will (i) conflict with or violate any provision of the Organizational Documents of such Blocker, each as amended or restated to date, (ii) require on the part of such Blocker any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (iii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of Indebtedness, Lien (other than Permitted Liens) or other arrangement to which such Blocker is a party or by which such Blocker is bound or to which any of the assets of such Blocker are subject, (iv) result in the imposition of any Lien other than Permitted Liens upon any assets of such Blocker or (v) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Blocker or any of its properties or assets, except in the case of clauses (ii) through (v) as would not, individually or in the aggregate, reasonably be expected to have the effect of preventing, delaying beyond the Outside Date, or making illegal, the Transactions (including the Mergers).

3.26 Blocker Compliance with Laws. To the actual knowledge of such Blocker, such Blocker, has since January 1, 2020 conducted, and is conducting, its business and operations in compliance in all material respects with all applicable Laws. To the actual knowledge of such Blocker, since January 1, 2020, such Blocker has not received any notice or other communication from any Governmental Entity or other Person alleging any material noncompliance with any applicable Law. To the actual knowledge of such Blocker, such Blocker does not have any material liability for failure to comply with any Law and, to the actual knowledge of such Blocker, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such liability.

3.27 Blocker Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission based upon arrangements made by or on behalf of such Blocker with respect to any of the Transactions.

3.28 Blocker Tax Matters.

(a) Each Blocker has properly filed on a timely basis all income and other material Tax Returns that it was required to file, and all such Tax Returns were true, correct and complete in all material respects. Each Blocker has paid on a timely basis all income or other material Taxes, whether or not shown on any Tax Return, that were due and payable.

(b) All material Taxes that each Blocker was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, in each case in compliance in all material respects with applicable Law.

(c) No examination or audit of any Tax Return of a Blocker by any Governmental Entity is currently in progress or, to the Knowledge of such Blocker, has been threatened by any Governmental Entity. No deficiencies for Taxes of any Blocker have been claimed, proposed or assessed by any Governmental Entity in writing. No Blocker has been informed in writing by any jurisdiction in which such Blocker does not file a Tax Return that the jurisdiction believes that such Blocker was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. No Blocker has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return (other than any automatic extension granted in the ordinary course of business and consistent with past custom and practice of such Blocker), or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.

(d) To the actual knowledge of such Blocker, such Blocker has not participated in any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b) or a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) or any analogous provision of state or local Law.

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(e) There are no Liens with respect to Taxes on any of the assets of any Blocker, other than Permitted Liens.

(f) With the exception of customary commercial leases or contracts, if any, that are not primarily related to Taxes entered into in the Ordinary Course of Business and liabilities thereunder, no Blocker (i) has any liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of state, local or non-U.S. law), as a transferee or successor, or pursuant to any contractual obligation for any Taxes of any Person, or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(g) During the two-year period ending on the date hereof, no Blocker (including any predecessor thereof) has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

(h) Each Blocker is, and has been at all times since its inception, classified for U.S. federal and state income Tax purposes as a corporation.

3.29 No Other Representations and Warranties. Except as previously set forth in this Article III or in any certificate delivered by Merger Partner to Public Company and/or Merger Subsidiary pursuant to this Agreement or otherwise in the case of Fraud, Merger Partner and Blockers make no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

3.30 Reliance. Each of Merger Partner and each Blocker acknowledges that, except for the representations and warranties contained in Article IV, neither Public Company nor any other Person on behalf of Public Company has made, and each of Merger Partner and each Blocker (as to itself) has not relied on, any other express or implied representation or warranty by or on behalf of Public Company or such Person.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PUBLIC COMPANY AND MERGER SUBSIDIARY

Each of Public Company and Merger Subsidiary represents and warrants to Merger Partner and the Blockers, as of the date of this Agreement and as of the Closing Date, that, except (a) as set forth in Public Company Disclosure Schedule or (b) as disclosed in Public Company SEC Reports filed since January 1, 2020 that were publicly available on EDGAR at least one (1) Business Day prior to the date of this Agreement (but (i) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the Business Day prior to the date of this Agreement and (ii) excluding any risk factor or similar disclosure under the headings “Risk Factors”, “Forward-Looking Statements” or other similar cautionary, predictive or forward-looking disclosures contained therein), it being understood and agreed that any matter disclosed in such Public Company SEC Reports shall be deemed to be disclosed in a section of the Public Company Disclosure Schedule only to the extent to which its relevance is reasonably apparent on the face of the disclosure in such Public Company SEC Reports the statements contained in this Article IV are true and correct as of the date of this Agreement, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date). The Public Company Disclosure Schedule shall be arranged in sections and paragraphs corresponding to the numbered and lettered sections and paragraphs contained in this Article IV; provided, however, that the disclosures in any section or paragraph of Public Company Disclosure Schedule shall qualify (a) the corresponding section or paragraph in this Article IV and (b) such other sections or paragraphs in this Article IV (whether or not there is a specific cross reference) to the extent that it is reasonably apparent on the face of the disclosure that such disclosure also qualifies or applies to such other section or paragraph.

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4.1 Organization, Standing and Power. Each of Public Company and Merger Subsidiary is a corporation or limited liability company and duly organized, validly existing and in good standing under the Laws of the State of Delaware. Except as would not, individually or in the aggregate, reasonably be expected to result in a Public Company Material Adverse Effect, each of Public Company and Merger Subsidiary is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification. Each of Public Company and Merger Subsidiary has all requisite power and authority to (i) carry on the businesses in which it is engaged, (ii) own and use the properties owned and used by it and (iii) perform its obligations under all Public Company Contracts. Public Company has made available to Merger Partner complete and accurate copies of the Organizational Documents of Public Company and Merger Subsidiary as in effect on the date of this Agreement. Each of Public Company and Merger Subsidiary is not in material default under or in material violation of any provision of its Organizational Documents.

4.2 Capitalization.

(a) The authorized capital stock of Public Company consists of 275,000,000 shares of Public Company Common Stock and 50,000,000 shares of Public Company Preferred Stock, $0.0001 par value per share (“Public Company Preferred Stock”). As of December 30, 2022 (the “Measurement Date”), there were (a) 48,844,619 shares of Public Company Common Stock outstanding, (b) no shares of Public Company Preferred Stock outstanding, (c) 100,152 shares of Public Company Common Stock held in treasury and (d) no shares of Public Company Common Stock are owned by any Subsidiary of Public Company. Since the Measurement Date through the date of this Agreement, Public Company has not issued any shares of Public Company Common Stock or Public Company Preferred Stock except for issuances of shares of Public Company Common Stock upon the exercise of Public Company Stock Options, Public Company RSUs, Public Company PSUs, or Public Company Warrants that were outstanding at such time.

(b) As of December 30, 2022, there were outstanding options to purchase 5,845,733 shares of Public Company Common Stock (each, a “Public Company Stock Option” and collectively, the “Public Company Stock Options”); 1,258,447 restricted stock units with respect to 1,258,447 shares of Public Company Stock (each, a “Public Company RSU” and collectively, the “Public Company RSUs”); and 1,130,000 performance stock units with respect to 1,130,000 shares of Public Company Stock, assuming achievement of the applicable performance measures at the maximum level, (each, a “Public Company PSU” and collectively, the “Public Company PSUs”). Public Company has made available to Merger Partner complete and accurate copies of all stock or equity related plans, agreements, or arrangements of Public Company (collectively, the “Public Company Stock Plans”) and the forms of all award agreements evidencing awards under the Public Company Stock Plans. Section 4.2(b) of the Public Company Disclosure Schedule contains a correct and complete list, as of December 30, 2022, of each award issued under the Public Company Stock Plans, including the date of grant, number of Public Company Common Shares, and, where applicable, outstanding dividend equivalent rights, exercise price, whether such award is intended to be an incentive stock option, and vesting schedule. As of December 30, 2022, Public Company had reserved 11,313,227 shares of Public Company Common Stock for issuance to employees pursuant to the Public Company Stock Plans, of which 2,718,149 shares remain available for issuance thereunder as of the date thereof. Public Company has not granted, issued or authorized the grant or issuance of any Public Company Stock Options on the Business Day prior to the date of this Agreement or on the date of this Agreement. With respect to each Public Company Stock Option, Public Company RSU, Public Company PSU, and any other award granted with respect to Public Company Common Stock (whether outstanding or previously exercised or settled, as applicable) (i) each such award or grant was duly authorized no later than the date on which the grant or award was by its terms to be effective by all necessary company or other corporate action, including, as applicable, approval by the Public Company Board (or a duly constituted and authorized committee thereof), or a duly authorized delegate thereof, and any required stockholder approval by the necessary number of votes or written consents, (ii) each such grant or award was made in accordance with the terms of the applicable Public Company Stock Plan, the Securities Act, the Exchange Act, to the extent applicable, and all other applicable Laws and are not and have not been the subject of any internal investigation, review or inquiry, and

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each Public Company Stock Option has an exercise price per Public Company Common Share equal to or greater than the fair market value of a Public Company Common Share on the date of such grant.

(c) Section 4.2(c) of the Public Company Disclosure Schedule lists the number of shares of Public Company Common Stock reserved for future issuance pursuant to warrants or other outstanding rights (other than Public Company Stock Options, Public Company RSUs, and Public Company PSUs) to purchase shares of Public Company Common Stock outstanding as of the close of business on the Business Day prior to the date of this Agreement (such outstanding warrants or other rights, the “Public Company Warrants”) and the agreement or other document under which such Public Company Warrants were granted, and the exercise price, the date of grant and the expiration date thereof.

(d) Except as set forth in this Section 4.2 or in ARTICLE II, (A) there are no equity securities of any class of Public Company, or any security exchangeable into or exercisable for such equity securities, issued, reserved for issuance or outstanding and (B) there are no options, warrants, equity securities, calls, rights, commitments or agreements of any character to which Public Company or any of its Subsidiaries is a party or by which Public Company or any of its Subsidiaries is bound obligating Public Company or any of its Subsidiaries to issue, exchange, transfer, deliver or sell, or cause to be issued, exchanged, transferred, delivered or sold, additional shares of capital stock or other equity interests of Public Company or any security or rights convertible into or exchangeable or exercisable for any such shares or other equity interests, or obligating Public Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, otherwise modify or amend or enter into any such option, warrant, equity security, call, right, commitment or agreement. Except as set forth in the Support Agreements or pursuant to any Public Company Stock Plan, Public Company is not a party to or is bound by any, and to the Knowledge of Public Company, there are no, agreements or understandings with respect to the voting (including voting trusts and proxies) or sale or transfer (including agreements imposing transfer restrictions) of any shares of capital stock or other equity interests of Public Company. Except as contemplated by this Agreement or described in this Section 4.2(d), there are no registration rights to which Public Company or any of its Subsidiaries is a party or by which it or they are bound with respect to any equity security of any class of Public Company. Stockholders of Public Company are not entitled to dissenters’ or appraisal rights under applicable Delaware Law in connection with the Mergers.

(e) All outstanding shares of Public Company Common Stock are, and all shares of Public Company Common Stock subject to issuance as specified in Sections 4.2(b) and 4.2(c) or pursuant to ARTICLE II, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Public Company’s certificate of incorporation or bylaws or any agreement to which Public Company is a party or is otherwise bound.

4.3 Subsidiaries.

(a) Section 4.3 of Public Company Disclosure Schedule sets forth each Subsidiary of Public Company, all of which are wholly-owned by Public Company. Except as listed on Section 4.3 of the Public Company Disclosure Schedule, Public Company does not own or control directly or indirectly or have any direct or indirect equity participation or similar interest in, or any obligation to provide funding to, any corporation, partnership, limited liability company, joint venture, trust or other business association or entity.

(b) Each Subsidiary of Public Company (i) is duly organized, validly existing and in standing under the Laws of the jurisdiction of its formation, (ii) is duly qualified to conduct business and is in good standing under the Laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification except as would not, individually or in the aggregate, reasonably be expected to result in a Public Company Material Adverse Effect, and (iii) has all requisite power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it. Public Company has

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delivered to Merger Partner complete and accurate copies of the Organizational Documents of each Subsidiary of Public Company. There are no outstanding or authorized options, warrants, rights, agreements or commitments to which Public Company or any Subsidiary of Public Company is a party or which are binding on any of them providing for the issuance, disposition or acquisition of any equity interests of any such Subsidiary other than to Public Company or another Subsidiary.

(c) All of the outstanding capital stock of or other voting securities of or ownership interests in, each Subsidiary of Public Company, is owned by Public Company, directly or indirectly, free and clear of any Lien and free of any transfer restriction (other than transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities Laws), including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests.

(d) Except for its interests in each Subsidiary of Public Company, Public Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any other Person. There are no outstanding contractual obligations of Public Company or any of its Subsidiaries in any Person.

4.4 Authority; No Conflict; Required Filings and Consents.

(a) Each of Public Company and Merger Subsidiary has all requisite power and authority to execute and deliver this Agreement and the other agreements contemplated hereby and to perform its respective obligations hereunder and thereunder. The execution and delivery by Public Company and Merger Subsidiary of this Agreement and the other agreements contemplated hereby and, subject to obtaining the Public Company Stockholder Approval, which is the only approval required from the shareholders of Public Company and its Subsidiaries, the performance by Public Company and Merger Subsidiary of this Agreement and the consummation by Public Company and Merger Subsidiary of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Public Company and Merger Subsidiary, respectively. This Agreement and all other agreements contemplated hereby have been duly and validly executed and delivered by Public Company and Merger Subsidiary and, assuming the due execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes or will constitute a valid and binding obligation of each of Public Company and Merger Subsidiary, as applicable, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity.

(b) The Public Company Board (at a meeting or meetings duly called and held and at which all members were present) has unanimously: (i) determined that the Transactions are fair to, advisable and in the best interests of Public Company and its stockholders; (ii) authorized, approved and declared advisable this Agreement and the Transactions, including the issuance of shares of Public Company Common Stock to the stockholders of Blockers and Merger Partner pursuant to the terms of this Agreement; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Public Company vote to approve the Public Company Stockholder Matters and the Other Public Company Stockholder Matters. The board of directors of Merger Subsidiary (by unanimous written consent) has: (A) determined that the Transactions are fair to, advisable, and in the best interests of Merger Subsidiary and its sole stockholder; (B) authorized, approved and declared advisable this Agreement and the Transactions, including the Merger Partner Merger; and (C) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Subsidiary vote to adopt this Agreement and thereby approve the Transactions.

(c) Subject to the filing of the each Blocker Certificate of Merger and the Merger Partner Certificate of Merger as required by Delaware Law, neither the execution and delivery by Public Company or Merger Subsidiary of this Agreement or any other agreement contemplated hereby, nor the performance by Public Company or Merger Subsidiary of their respective obligations hereunder or thereunder, nor the consummation by Public Company or Merger Subsidiary of the Transactions, will (i) conflict with or violate any provision of the

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Organizational Documents of Public Company or Merger Subsidiary, each as amended or restated to date, (ii) require on the part of Public Company or Merger Subsidiary or any of their respective Subsidiaries any notice to or filing with, or any permit, authorization, consent or approval of, any Governmental Entity, (iii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to accelerate, terminate, modify or cancel, or require any notice, consent or waiver under, any contract, lease, sublease, license, sublicense, franchise, permit, indenture, agreement or mortgage for borrowed money, instrument of Indebtedness, Lien (other than Permitted Liens) or other arrangement to which Public Company or any of its Subsidiaries is a party or by which any of them are bound or to which any of their assets are subject, (iv) result in the imposition of any Lien other than Permitted Liens upon any assets of Public Company or any of its Subsidiaries or (v) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Public Company or any of its Subsidiaries or any of their respective properties or assets of any of the foregoing, except in the case of clauses (ii) through (v) as would not, individually or in the aggregate, reasonably be expected to result in a Public Company Material Adverse Effect.

4.5 Operations of Merger Subsidiary. Merger Subsidiary a wholly owned subsidiary of Public Company and has not engaged in any business activities or conducted any operations of any kind, entered into any agreement or arrangement with any Person, or incurred, directly or indirectly, any liabilities, in each case except in connection with its incorporation and the negotiation of this Agreement.

4.6 SEC Filings; Financial Statements.

(a) Public Company has timely filed or furnished (as applicable) all forms, reports, certifications and other documents required to be filed by Public Company with the SEC since January 1, 2020. All such registration statements, forms, reports and other documents filed by Public Company with the SEC prior to the date hereof are referred to herein as the “Public Company SEC Reports.” None of the Subsidiaries of Public Company are required to make any filings with the SEC. All of Public Company SEC Reports (a) were filed on a timely basis, and (b) at the time filed, complied as to form in all material respects with the requirements of the Securities Act and the Exchange Act applicable to such Public Company SEC Reports and (c) do not, as of the date hereof, contain a material misstatement, untrue fact or omission except as set forth in disclosures of the Public Company SEC Reports. The certifications and statements required by (i) Rule 13a-14 or Rule 15d-14(a) under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Public Company SEC Reports (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws. The Public Company SEC Reports at the time filed (a) complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (b) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved and at the dates involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim financial statements, as permitted by the SEC on Form 10-Q under the Exchange Act) and (c) fairly presented in accordance with GAAP the consolidated financial position of Public Company and its Subsidiaries as of the dates indicated and the consolidated results of its operations, cash flows and stockholders’ equity for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments. Other than as expressly disclosed in the Public Company SEC Reports filed prior to the date hereof or have been permitted or required by any Governmental Authority, there has been no material change in Public Company’s accounting methods or principles that would be required to be disclosed in Public Company’s financial statements in accordance with GAAP. The interactive data in eXtensible Business Reporting Language (XBRL) included or incorporated by reference in the Public Company SEC Reports fairly presents the information called for in all material respects and has been prepared in accordance with the SEC’s rules and guidelines applicable thereto.

(b) As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any Public Company SEC Report and, to the Knowledge of Public Company, none of the Public Company SEC Reports is the subject of ongoing SEC review. As of the date of this Agreement, there has

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been no material correspondence between the SEC and Public Company since January 1, 2020 that is not set forth in the Public Company SEC Reports or that has not otherwise been disclosed to Merger Partner prior to the date of this Agreement.

(c) Public Company maintains accurate books and records reflecting its assets and liabilities and maintains proper and adequate system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide assurance that (i) transactions are executed with management’s authorization, (ii) transactions are recorded as necessary to permit preparation of the financial statements of Public Company and to maintain accountability for Public Company’s assets, (iii) access to assets of Public Company is permitted only in accordance with management’s authorization, (iv) the reporting of assets of Public Company is compared with existing assets at regular intervals, and (v) accounts, notes and other receivables and inventory were recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. Public Company has disclosed to Public Company’s auditors and audit committee (and made available to Merger Partner a summary of the significant aspects of such disclosure) (A) all significant deficiencies and material weaknesses, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Public Company’s ability to record, process, summarize and report financial information and (B) any Fraud, whether or not material, that involves management or other employees who have a significant role in Public Company’s or its Subsidiaries’ internal control over financial reporting. Public Company has not identified any material weaknesses in the design or operation of Public Company’s internal control over financial reporting.

(d) Neither Public Company nor any of its Subsidiaries has any Liability, except for: (i) Liabilities disclosed, reflected or reserved against in Public Company’s most recent interim consolidated unaudited balance sheet as of September 30, 2022; (ii) Liabilities that have been incurred by Public Company or its Subsidiaries since September 30, 2022 in the Ordinary Course of Business; (iii) Liabilities for performance of obligations of Public Company or any of its Subsidiaries under Public Company Contracts (other than those arising as a result of a breach or default thereunder or as a result of failure to comply with applicable Law); (iv) Liabilities for payment of fees and expenses incurred in connection with the Transactions; (v) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to Public Company and its Subsidiaries, taken as a whole; and (vi) Liabilities described in Section 4.6(d) of the Public Company Disclosure Schedule.

(e) The information in the Registration Statement to be supplied by or on behalf of Public Company for inclusion or incorporation by reference in the Registration Statement or supplied by or on behalf of Public Company for inclusion in any Regulation M-A Filing, shall not at the time the Registration Statement or any such Regulation M-A Filing is filed with the SEC, at any time it is amended or supplemented or at the time the Registration Statement is declared effective by the SEC, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, in light of the circumstances under which they were made. The information to be supplied by or on behalf of Public Company for inclusion or incorporation by reference in the Proxy Statement/Prospectus to be sent to the stockholders of Public Company in connection with the Public Company Stockholder Meeting, which information shall be deemed to include all information about or relating to Public Company, the Public Company Stockholder Matters, the Other Public Company Stockholder Matters (as applicable) or the Public Company Stockholder Meeting, shall not, on the date the Proxy Statement/Prospectus is first mailed to stockholders of Public Company, or at the time of the Public Company Stockholder Meeting or as of the Effective Time, contain any statement that, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements made in the Proxy Statement/Prospectus not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Public Company Meeting that has become, in light of the circumstances in which they were made, false or misleading.

(f) Public Company’s independent registered accounting firm has at all times since its first date of service to Public Company has been: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the

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Sarbanes-Oxley Act); (ii) to the Knowledge of Public Company, “independent” with respect to Public Company within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of Public Company, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and Public Company Board.

(g) Between January 1, 2020 and the date of this Agreement, there have been no formal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, principal accounting officer or general counsel of Public Company, the Public Company Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

4.7 Absence of Certain Changes. Since December 31, 2021, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, (a) there has occurred no event or development which, individually or in the aggregate, has had, or could reasonably be expected to have in the future, a Public Company Material Adverse Effect, (b) Public Company and the Subsidiaries have conducted their businesses in the Ordinary Course of Business and (c) neither Public Company nor any Subsidiary has taken any of the actions set forth in clauses (a) through (s) of Section 5.2.

4.8 Tax Matters.

(a) Each of Public Company and its Subsidiaries has properly filed on a timely basis all income and other material Tax Returns that it was required to file, and all such Tax Returns were true, correct and complete in all material respects. Each of Public Company and its Subsidiaries has paid on a timely basis all income or other material Taxes, whether or not shown on any Tax Return, that were due and payable.

(b) Neither Public Company nor any of its Subsidiaries is or has ever been a member of an affiliated group with which it has filed (or been required to file) consolidated, combined, unitary or similar U.S. federal Tax Returns, other than a group of which the common parent is Public Company. With the exception of customary commercial leases or contracts that are not primarily related to Taxes entered into in the Ordinary Course of Business and liabilities thereunder, neither Public Company nor any of its Subsidiaries (i) has any liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of state, local or non-U.S. law), as a transferee or successor, or pursuant to any contractual obligation for any Taxes of any Person other than Public Company or any of its Subsidiaries, or (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.

(c) All material Taxes that Public Company or any of its Subsidiaries was required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Entity, in each case in compliance in all material respects with applicable law.

(d) Public Company has delivered or made available to Merger Partner (i) complete and correct copies of all income and other material Tax Returns of Public Company and any of its Subsidiaries relating to Taxes for all taxable periods for which the applicable statute of limitations has not yet expired, (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of Public Company or any of its Subsidiaries relating to Taxes for all taxable periods for which the statute of limitations has not yet expired, and (iii) complete and correct copies of all material agreements, rulings, settlements or other Tax documents with or from any Governmental Entity relating to Tax incentives of Public Company or any of its Subsidiaries.

(e) No examination or audit of any Tax Return of Public Company or any of its Subsidiaries by any Governmental Entity is currently in progress or, to the Knowledge of Public Company, has been threatened by

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any Governmental Entity. No deficiencies for Taxes of Public Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Entity in writing. Neither Public Company nor any of its Subsidiaries has been informed in writing by any jurisdiction in which Public Company or any of its Subsidiaries does not file a Tax Return that the jurisdiction believes that Public Company or any of its Subsidiaries was required to file any Tax Return that was not filed or is subject to Tax in such jurisdiction. Neither Public Company nor any of its Subsidiaries has (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect, (ii) requested any extension of time within which to file any Tax Return (other than any automatic extension granted in the ordinary course of business and consistent with past custom and practice of Public Company), or (iii) executed or filed any power of attorney with any taxing authority, which is still in effect.

(f) Neither Public Company nor any of its Subsidiaries has made any payment or provided any benefit, is obligated to make any payment or provide any benefit, or is a party to any plan, program, policy, agreement or arrangement that could obligate it to make any payment or provide any benefit that may be treated as an “excess parachute payment” under Section 280G of the Code (without regard to Sections 280G(b)(4) and 280G(b)(5) of the Code).

(g) Neither Public Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(h) There are no Liens with respect to Taxes upon any of the assets or properties of Public Company or any of its Subsidiaries, other than Permitted Liens.

(i) Neither Public Company nor any of its Subsidiaries has participated in any “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b) or a “listed transaction” as set forth in Treasury Regulations Section 301.6111-2(b)(2) or any analogous provision of state or local law.

(j) During the two-year period ending on the date hereof, Public Company nor any predecessor thereof has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 of the Code as relates to Section 355 of the Code).

Other than Section 4.16, this Section 4.8 provides the sole and exclusive representations and warranties of Public Company and its Subsidiaries in respect of Tax matters

4.9 Assets. Except as would not be, individually or in the aggregate, material to Public Company and its Subsidiaries, taken as a whole, Public Company or its applicable Subsidiary is the true and lawful owner of, and has good title to, all of the assets (tangible or intangible) purported to be owned by Public Company or such Subsidiary, free and clear of all Liens other than Permitted Liens. Public Company and each Subsidiary owns or leases all material tangible assets sufficient for the conduct of its businesses as presently conducted, which tangible assets are reflected in the Public Company Financial Statements (other than to the extent disposed of in the Ordinary Course of Business). Except as would not, individually or in the aggregate, reasonably be expected to result in a Public Company Material Adverse Effect, each such tangible asset is free from defects, has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear) and is suitable for the purposes for which it presently is used.

4.10 Owned and Leased Real Property.

(a) Neither Public Company nor any of its Subsidiaries owns any real property.

(b) Public Company has delivered to Merger Partner complete and accurate copies of all material Leases of Public Company and its Subsidiaries. Neither Public Company nor any Subsidiary occupies any space

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other than pursuant to a Lease. With respect to each such Lease, except as would not, individually or in the aggregate, reasonably be expected to result in a Public Company Material Adverse Effect:

(i) such Lease is legal, valid, binding, enforceable and in full force and effect against Public Company or its Subsidiary that is the party thereto, as applicable, and, to the Knowledge of Public Company, against each other party thereto;

(ii) such Lease will continue to be legal, valid, binding, enforceable and in full force and effect against Public Company or the Subsidiary that is the party thereto, as applicable, and, to the Knowledge of Public Company, against each other party thereto immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing;

(iii) none of Public Company, any Subsidiary of Public Company or, to the Knowledge of Public Company, any other party, is in breach or violation of, or default under, any such Lease, and no event has occurred, is pending or, to the Knowledge of Public Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default by Public Company or any Subsidiary of Public Company or, to the Knowledge of Public Company, any other party under such Lease; and no event has occurred that would give rise to a termination right under such Lease;

(iv) neither Public Company nor any Subsidiary of Public Company has assigned, transferred, conveyed, mortgaged, subleased, licensed, deeded in trust or encumbered any interest in the leasehold or subleasehold; and

(v) to the Knowledge of Public Company, there are no Liens (other than Permitted Liens) applicable to the real property subject to such Lease which would reasonably be expected to impair the current uses or the occupancy by Public Company or any Subsidiary of Public Company of the property subject thereto.

(c) Each of Public Company and its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, in each case, that are material to Public Company and its Subsidiaries, taken as a whole, including: (A) all such tangible assets reflected on the Public Company Financial Statements and (B) all other such tangible assets reflected in the books and records of Public Company or any of its Subsidiaries as being owned by Public Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by Public Company or any of its Subsidiaries free of any Liens other than Permitted Liens.

4.11 Intellectual Property.

(a) Section 4.11(a) of the Public Company Disclosure Schedule sets forth a true, correct and complete list of all Patents, Copyright registrations, Trademark registrations, applications for Trademark registration, material unregistered Trademarks, Design registrations and applications for Design registration, and Internet domain names owned (in whole or in part) by or exclusively licensed to Public Company or any of its Subsidiaries.

(b) (i) Public Company and its Subsidiaries (A) solely own all Intellectual Property owned or purported to be owned by Public Company or any of its Subsidiaries and (B) possess, hold or have obtained valid and enforceable licenses or other rights under all other Intellectual Property necessary to operate the business of Public Company in the manner now operated and as currently proposed to be operated by it as disclosed in the Registration Statement and Prospectus, except, in each case of (A) and (B), as such failure to own or obtain such licenses would not, individually or in the aggregate, reasonably be expected to result in a Public Company Material Adverse Effect; (ii) none of the Intellectual Property owned by, exclusively licensed to, or to the Knowledge of Public Company, otherwise licensed to or used by, Public Company and its Subsidiaries

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(collectively, the “Public Company Intellectual Property”) has been adjudged invalid or unenforceable, in whole or in part; (iii) to the Knowledge of Public Company, no third party is infringing, misappropriating, or otherwise violating any Public Company Intellectual Property, except, where such infringement, misappropriation or other violation would not, individually or in the aggregate, reasonably be expected to result in a Public Company Material Adverse Effect; (iv) since January 1, 2020 to the date of this Agreement, to the Knowledge of Public Company, there has been no actual or threatened action, suit, proceeding or claim by others challenging the validity, enforceability or scope of, or challenging Public Company’s ownership of or rights in or to, any Public Company Intellectual Property, and Public Company is not aware of any facts or circumstances that would render any Public Company Intellectual Property invalid or unenforceable by Public Company or one of its Subsidiaries, or of inadequate scope to protect the interests of Public Company in conducting its business, except in each case, as would not, individually or in the aggregate, reasonably be expected to result in a Public Company Material Adverse Effect; (v) since January 1, 2020 to the date of this Agreement, to the Knowledge of Public Company, there has been no actual, or threatened action, suit, proceeding or claim by a third party alleging that Public Company or any of its Subsidiaries infringes, misappropriates, or otherwise violates, any Intellectual Property of third parties, and Public Company has not received any notice alleging, or is otherwise aware of, any facts or circumstances that would give rise to such an action, proceeding or claim, except, in each case, where such infringement, misappropriation or other violation would not, individually or in the aggregate, reasonably be expected to result in a Public Company Material Adverse Effect; (vi) Public Company has taken all reasonable steps to protect, maintain and safeguard the Public Company Intellectual Property, including the execution of appropriate nondisclosure, confidentiality agreements and invention assignment agreements and invention assignments with their directors, officers, employees, contractors and other agents and since January 1, 2020 to the date of this Agreement, to the Knowledge of Public Company, no such individual is in or has been in violation of any term of such nondisclosure, confidentiality agreements and invention assignment agreements; and (vii) since January 1, 2020 to the date of this Agreement, to the Knowledge of Public Company, no material technology employed by Public Company or its Subsidiaries has been obtained or is being used by Public Company or its Subsidiaries in violation of any contractual or legal obligation binding on Public Company or its Subsidiaries or any of its officers, directors or employees, which violation relates to the breach of a confidentiality obligation, obligation to assign Intellectual Property to a previous employer or obligation otherwise not to use the Intellectual Property of a third party.

(c) To the Knowledge of Public Company, the material information technology systems of Public Company and its Subsidiaries are adequate for their respective businesses as currently conducted in all material respects.

4.12 Contracts.

(a) Section 4.12(a) of Public Company Disclosure Schedule lists the following agreements in effect as of the date of this Agreement (each a “Public Company Contract”) to which Public Company or any of its Subsidiaries is a party as of the date of this Agreement and which contains any remaining material rights or obligations:

(i) any agreement (or group of related agreements) (A) which calls for performance over a period of more than one year, (B) which involves more than the sum of $500,000, (C) in which Public Company or any of its Subsidiaries has granted “most favored nation” pricing provisions or exclusive marketing or distribution rights or has agreed to purchase goods or services exclusively from a certain party, (D) which limits the freedom of Public Company or its Subsidiaries to engage in any line of business or compete with any Person or (E) which contains any non-solicitation provision, in each case, except for restrictions that would not materially affect the ability of Public Company and its Subsidiaries to conduct its business, in each case, that is not terminable by Public Company or its Subsidiaries, as applicable, on 90 days’ notice or less;

(ii) any agreement relating to the disposition or acquisition of material assets or any ownership interests in any Person, in each case, involving payments in excess of $500,000, other than agreements in which

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the applicable acquisition or disposition has been consummated and there are no material ongoing liabilities or obligations;

(iii) any agreement providing for any material royalty, milestone or similar payments by Public Company or its Subsidiaries;

(iv) any agreement concerning the establishment or operation of a partnership, joint venture or limited liability company;

(v) any agreement (or group of related agreements) under which Public Company or any of its Subsidiaries has created, incurred, assumed or guaranteed (or may create, incur, assume or guarantee) material Indebtedness (including capitalized lease obligations) or under which it has imposed (or may impose) a Lien (other than Permitted Liens) on any of its assets, tangible or intangible;

(vi) any agreement for the disposition of any material assets or business of Public Company or any of its Subsidiaries or any agreement for the acquisition of material assets or business of any other Person (other than purchases of inventory or components in the Ordinary Course of Business);

(vii) any noncompetition agreement restricting Public Company or any of its Subsidiaries from competing in any line of business or jurisdiction;

(viii) any written employment agreement or consulting agreement that is not on Public Company’s standard form of employment agreement or consulting agreement, each of which has been previously made available to Merger Partner (excluding employment agreements that are terminable “at will” without the payment of severance or other amounts upon termination, and consulting agreements which are terminable on 30 days or less notice without the payment of additional consideration);

(ix) any agreement providing for severance, retention, change in control payments, or transaction-based bonuses or incentives;

(x) any material settlement agreement or agreement that includes the admission of wrongdoing by Public Company or any of its Subsidiaries or any of their respective officers or directors;

(xi) any agreement with respect to an interest rate, currency or other swap or derivative transaction (other than those solely between Public Company or any of its Subsidiaries);

(xii) any agreement between Public Company or any of its Subsidiaries, on the one hand, and any director, officer or employee of Public Company or any of its Subsidiaries or any Person beneficially owning five percent or more of the outstanding Public Company Common Stock or any of their respective Affiliates, on the other hand;

(xiii) except as set forth in the Organizational Documents of Public Company or in Public Company’s standard form of Public Company RSU grant agreement, any agreement that contains a put, call or similar right pursuant to which Public Company or any of its Subsidiaries or after the Merger Partner Merger Effective Time, Merger Partner or any of its Subsidiaries or Affiliates, could be required to purchase or sell, as applicable, in a single transaction or series of transactions, (A) any equity interests of any Person or (B) any asset or group of related assets that have a fair market value or purchase price of more than $500,000 individually or in the aggregate;

(xiv) any agreement relating to royalty, dividend or similar arrangement to be paid, or received, by Public Company or any of its Subsidiaries that is based on the revenue or profits of Public Company or any of its Subsidiaries or any material agreement involving fixed price or fixed volume arrangements;

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(xv) any agreement under which the consequences of a default or termination would not, individually or in the aggregate, reasonably be expected to result in a Public Company Material Adverse Effect;

(xvi) any agreement under which Public Company or any of its Subsidiaries has (A) granted a license, sublicense, covenant not to sue or assert, immunity from suit, right to coexist or other right under any Intellectual Property to any other Person; (B) received from any other Person a grant of a license, sublicense, covenant not to sue or assert, immunity from suit, right to coexist or other right under any Intellectual Property (other than licenses to any shrink wrap, click wrap or other software that is generally commercially available and not customized costing less than $50,000 per year or as a one-time fee); (C) assigned any rights under any Intellectual Property to any other Person; or (D) received an assignment of any rights under Intellectual Property from any Person (other than assignments from employees on the form assignment agreement used by Public Company with such employees); and

(xvii) any other agreement (or group of related agreements) that is material to Public Company and its Subsidiaries, taken as a whole, including any material contacts (as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act).

(b) Public Company has made available to Merger Partner a complete and accurate copy of each Public Company Contract (as amended to date) as of the date of this Agreement. With respect to each Public Company Contract: (i) Public Company Contract is legal, valid, binding and enforceable and in full force and effect against Public Company or the Subsidiary that is the party thereto, as applicable, and, to Public Company’s Knowledge, against each other party thereto; (ii) Public Company Contract will continue to be legal, valid, binding and enforceable and in full force and effect against Public Company or the Subsidiary that is the party thereto, as applicable, and, to Public Company’s Knowledge, against each other party thereto immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing; and (iii) neither Public Company or Subsidiary nor, to the Knowledge of Public Company, any other party, is in breach or violation of, or default under, any such Public Company Contract, and no event has occurred, is pending or, to the Knowledge of Public Company, is threatened, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default by Public Company, any Subsidiary or, to the Knowledge of Public Company, any other party under such Public Company Contract, in each case, where any such breach or violation would not, individually or in the aggregate, reasonably be expected to result in a Public Company Material Adverse Effect.

4.13 Litigation. As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of Public Company, threatened with respect to,(A) against or affecting (i) Public Company or any Subsidiary of Public Company, (ii) or any current or former officer, director, employee, consultant, agent or member of any of the foregoing in its, his or her capacity as such, or (iii) any of the material assets owned or used by Public Company and its Subsidiaries and (B) no notice of any Legal Proceeding involving or relating to Public Company or any of its Subsidiaries, whether pending or threatened, has been received by Public Company or any of its Subsidiaries, in each case as would not, individually or in the aggregate, reasonably be expected to result in a Public Company Material Adverse Effect or that would have the effect of preventing, delaying beyond the Outside Date, or making illegal, the Transactions (including the Mergers). As of the date of this Agreement, there are no material judgments, orders, injunctions, decrees, stipulations or awards (whether rendered by a court, administrative agency or other Governmental Entity, by arbitration or otherwise) against or involving Public Company or any Subsidiary of Public Company. As of the date of this Agreement, there is no material Legal Proceeding by Public Company or any Subsidiary of Public Company, or which Public Company or any Subsidiary of Public Company has commenced preparations to initiate, against any other Person.

4.14 Environmental Matters.

(a) Since January 1, 2020, Public Company and its Subsidiaries have complied with all applicable Environmental Laws except as would not, individually or in the aggregate, reasonably be expected to result in a

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Public Company Material Adverse Effect. There is no pending or, to the Knowledge of Public Company, threatened material Legal Proceeding relating to any Environmental Law involving Public Company or any Subsidiary of Public Company.

(b) To the Knowledge of Public Company, neither Public Company nor any Subsidiary of Public Company has any material liabilities or material obligations arising from the release or threatened release of any Materials of Environmental Concern into the environment.

(c) Neither Public Company nor any Subsidiary of Public Company is a party to or bound by any court order, administrative order, consent order or other agreement between Public Company or any Subsidiary of Public Company and any Governmental Entity entered into in connection with any material legal obligation or material liability arising under any Environmental Law.

(d) Public Company has no Knowledge of any material environmental liability relating to any solid or hazardous waste transporter or treatment, storage or disposal facility that has been used by Public Company or any Subsidiary of Public Company.

4.15 Labor and Employment.

(a) Public Company has made available to Merger Partner a true and correct list of all current Public Company Employees as of the date of this Agreement. Each such current Public Company Employee is retained at-will and none of such current Public Company Employees is a party to a written employment agreement or contract with Public Company or any of its Subsidiaries contradicting their at-will employment. Each current Public Company Employee has entered into Public Company’s or such Subsidiary’s standard form of confidentiality, non-competition and assignment of inventions agreement, a copy of which has previously been delivered to Merger Partner. All of the agreements referenced in the preceding sentence will continue to be in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.

(b) Since January 1, 2020, neither Public Company nor any Subsidiary of Public Company has breached or violated any (i) applicable Law respecting employment and employment practices, terms and conditions of employment and wages and hours, including any such Law respecting employment discrimination, employee classification (for overtime purposes or as employee versus independent contractor), workers’ compensation, family and medical leave, the Immigration Reform and Control Act and occupational safety and health requirements, or (ii) employment or other individual service provider agreement, in each case except as would not, individually or in the aggregate, reasonably be expected to be material to Public Company and its Subsidiaries, taken as a whole. As of the date hereof, no material claims, controversies, investigations, audits or other Legal Proceedings are pending or, to the Knowledge of Public Company, threatened, with respect to such Laws or agreements, either by private Persons or by Governmental Entities.

(c) Neither Public Company nor any Subsidiary of Public Company is a party to or bound by any collective bargaining agreement, nor has either of them experienced any actual or, to the Knowledge of Public Company, threatened strikes, grievances, claims of unfair labor practices or other collective bargaining disputes. Public Company has no Knowledge of any material organizational effort made or threatened (including the filing of a petition for certification) either currently or within the past two (2) years, by or on behalf of any labor union with respect to Public Company Employees.

(d) Public Company has made available to Merger Partner a true and correct list of all consultants and independent contractors as of the date of this Agreement engaged by or for the benefit of Public Company or its Subsidiaries. Each such consultant or independent contractor is or was a party to a written agreement or contract with Public Company or its Subsidiaries. Public Company and its Subsidiaries have not incurred, and, to the Knowledge of Public Company, no circumstances exist under which Public Company and its Subsidiaries could

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reasonably be expected to incur, any material liability arising from the misclassification of employees as consultants or independent contractors, or from the misclassification of consultants or independent contractors as employees. Each such consultant and independent contractor has entered into Public Company’s standard form of confidentiality and assignment of inventions agreement with Public Company, a copy of which has previously been made available to Merger Partner.

(e) As of the date hereof, no charges or complaints are open and pending against Public Company or any of its Subsidiaries with the Equal Employment Opportunity Commission, the OFCCP, or similar Governmental Entity or pursuant to internal complaint procedures, and, to the Knowledge of Public Company, as of the date hereof no current or former employee of Public Company or any of its Subsidiaries has made, during the last twelve (12) months, an oral or, during the last three years, a written complaint of discrimination, retaliation or other similar wrongdoing. True, correct and complete information regarding any closed charges or complaints filed since December 31, 2020 through the date of this Agreement with the Equal Employment Opportunity Commission, the OFCCP or similar Governmental Entity (or, with respect to discrimination, retaliation, or similar wrongdoing, pursuant to internal complaint procedures) has been made available to Merger Partner.

(f) Since January 1, 2020, neither Public Company nor any of its Subsidiaries has caused (i) a plant closing as defined in the WARN Act affecting any site of employment or one or more operating units within any site of employment of Public Company or any of its Subsidiaries or (ii) a mass layoff as defined in the WARN Act, nor has Public Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law.

4.16 Employee Benefit Plans.

(a) Section 4.16(a) of Public Company Disclosure Schedule contains a complete and accurate list of all material Public Company Benefit Plans. Complete and accurate copies of (i) all Public Company Benefit Plans which have been reduced to writing, together with all amendments thereto, (ii) written summaries of all material unwritten Public Company Benefit Plans, (iii) all related trust agreements, insurance contracts, and most recent summary plan description together with the summary or summaries of material modifications thereto, (iv) the most recently filed annual report on IRS Form 5500 and all schedules thereto and (for all funded plans) all plan financial statements for the last plan year for each Public Company Benefit Plan, (v) all reports regarding the satisfaction of the nondiscrimination requirements of Sections 410(b), 401(k), and 401(m) of the Code for the past year, (vi) the most recent determination letter or opinion letter issued by the Internal Revenue Service with respect to any Public Company Benefit Plan intended to be qualified under Section 401(a) of the Code, and (vii) any material written or electronic communications from or to the Internal Revenue Service, the DOL or any other Governmental Entity received in the three (3) year period preceding the date of this Agreement with respect to a Public Company Benefit Plan (including any voluntary correction submissions), have been delivered or made available to Public Company. No Public Company Benefit Plan is or has been subject to non-U.S. Law.

(b) Neither Public Company, any of its Subsidiaries, nor any of their respective ERISA Affiliates sponsors, maintains or contributes to or in the last six years has sponsored, maintained, contributed to or been required to contribute to, or has (or is reasonably expected to have) any material current or contingent liability with respect to any (i) “employee pension benefit plan,” as defined in Section 3(2) of ERISA, that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA, or (iii) a “multiple employer plan” subject to Sections 4063 or 4064 of ERISA or Section 413(c) of the Code. No liability under Section 302 or Title IV of ERISA or Section 412 of the Code has been incurred by Public Company, any of its Subsidiaries or any of their respective ERISA Affiliates that has not been satisfied in full.

(c) Each Public Company Benefit Plan has been administered in all material respects in accordance with its terms and each of Public Company, its Subsidiaries and its ERISA Affiliates has met its obligations in all

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material respects with respect to each Public Company Benefit Plan and has timely made all required contributions, premiums and other payments thereto, in each case in all material respects. Public Company, its Subsidiaries, each of its ERISA Affiliates and each Public Company Benefit Plan are in compliance in all material respects with the currently applicable provisions of ERISA and the Code (including Section 409A of the Code) and the regulations thereunder. Each Public Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be qualified under Section 401(a) of the Code and, no fact or event has occurred that would adversely affect the qualification or tax exemption of any such Public Company Benefit Plan. There is no legally binding commitment to create any additional Public Company Benefit Plans or to modify any existing Public Company Benefit Plans.

(d) There are no Legal Proceedings (except claims for benefits payable in the normal operation of Public Company Plans and proceedings with respect to qualified domestic relations orders) against or involving any Public Company Benefit Plan or asserting any rights or claims to benefits under any Public Company Benefit Plan that could give rise to any material liability. No Public Company Benefit Plan is or within the last three (3) calendar years has been the subject of, or has received or provided notice that it is the subject of, examination by a Governmental Entity or a participant in a government sponsored amnesty, voluntary compliance or similar program.

(e) The execution and delivery of this Agreement and the consummation of the Transactions will not, either alone or in combination with another event, (A) entitle any current or former employee, director, officer or independent contractor of Public Company or any of its Subsidiaries to severance pay, retention bonuses, non-competition payments or any other material compensatory payment, (B) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee, director, officer or independent contractor, or (C) directly or indirectly require Public Company to transfer or set aside any assets to fund any material benefits under any Public Company Benefit Plan. No director, officer, employee or other service provider of Public Company or any of its Subsidiaries is entitled to a gross up, make whole or other similar payment as a result of the imposition of Taxes under Section 4999 or Section 409A of the Code pursuant to any agreement or arrangement with Public Company or any of its Subsidiaries.

4.17 Compliance with Laws. Each of Public Company and its Subsidiaries, to the Knowledge of Public Company, has since January 1, 2020 conducted, and is conducting, its business and operations in compliance in all material respects with all applicable Laws. Since January 1, 2020, neither Public Company nor any Subsidiary, to the Knowledge of Public Company, has received any notice or other communication from any Governmental Entity or other Person alleging any material noncompliance with any applicable Law. To the Knowledge of Public Company, neither Public Company nor any Subsidiary has any material liability for failure to comply with any Law and, to the Knowledge of Public Company, there is no act, omission, event or circumstance that would reasonably be expected to give rise to any such liability. Neither Public Company nor any Subsidiary has conducted any internal investigation with respect to any actual, potential or alleged violation of any Law by any manager, member or other equity holder, officer or Public Company Employee or concerning any actual or alleged Fraud.

4.18 Unlawful Payments. Since January 1, 2020, Public Company and its Subsidiaries are and have been in compliance in all material respects with all Anti-Bribery Laws. Since January 1, 2020, neither Public Company nor any Subsidiary has received any written communication from any Governmental Entity that alleges that Public Company or any of its Subsidiaries, or any current or former Representatives thereof, is or may be in violation of, or has, or may have, any liability under, any Anti-Bribery Laws, and no such actual or potential violation of Anti-Bribery Laws has been discovered by or brought to the attention of Public Company or any of its Subsidiaries since January 1, 2020. Since January 1, 2020, neither Public Company nor any of its Subsidiaries has made or anticipates making any disclosures to any Governmental Entity for potential violations of Anti-Bribery Laws. To Public Company’s Knowledge, none of Public Company and its Subsidiaries’ current or former Representatives is currently an officer, agent or employee of a Governmental Entity. Neither Public Company nor any Subsidiary nor any of their respective current or former Representatives has directly or

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indirectly offered, given, reimbursed, paid or promised to pay, or authorized the payment of, any money or other thing of value (including any fee, gift, sample, travel expense or entertainment) or any commission payment payable to (a) any Person who is an official, officer, agent, employee or representative of any Governmental Entity or of any existing or prospective customer (whether or not owned by a Governmental Entity), (b) any political party or official thereof or (c) any candidate for political or political party office, in each case while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, reimbursed, paid or promised, directly or indirectly, for purposes not allowable under the Anti-Bribery Laws, to any such official, officer, agent, employee, representative, political party, political party official, candidate, individual affiliated with any such customer, political party or official or political office.

4.19 Permits. Each of Public Company and its Subsidiaries owns or holds all material Permits that are required for Public Company and its Subsidiaries, respectively, to conduct their business as presently conducted or as proposed to be conducted. Each such Permit is in full force and effect. Public Company or the applicable Subsidiary, as the case may be, is in compliance in all material respects with the terms of each such Permit; and, as of the date of this Agreement, to the Knowledge of Public Company, no suspension or cancellation of such Permit is threatened and, to the Knowledge of Public Company, there is no basis for believing that such Permit will not be renewable upon expiration, other than in the Ordinary Course of Business. Each such Permit will continue in full force and effect immediately following the Closing. Public Company has made available to Merger Partner all such Permits as of the date of this Agreement.

4.20 Insurance.

(a) Public Company has made available to Merger Partner a true and complete list, as of the date of this Agreement, all material insurance policies (including fire, theft, casualty, comprehensive general liability, workers compensation, business interruption, environmental, director and officer liability, product liability and automobile insurance policies and bond and surety arrangements) to which Public Company or any of its Subsidiaries is a party, a named insured or otherwise the beneficiary of coverage (the “Public Company Insurance Policies”), all of which are in full force and effect. The Public Company Insurance Policies are of the type and in the amounts customarily carried by organizations conducting businesses or owning assets similar to those of Public Company. There is no material claim pending under the Public Company Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriter of such policy. All premiums due and payable under all of the Public Company Insurance Policies have been paid, and, to the Knowledge of Public Company, neither Public Company nor any Subsidiary may be liable for retroactive premiums or similar payments, and Public Company and its Subsidiaries are otherwise in compliance with the terms of the Public Company Insurance Policies in all material respects. Public Company has no Knowledge of any threatened termination of, or premium increase with respect to, any of the Public Company Insurances Policies. Each Public Company Insurance Policy will continue to be enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing. There is no material claim by Public Company or any of its Subsidiaries pending under any Public Company Insurance Policy in favor of Public Company and its Subsidiaries that has been denied or disputed by the insurer other than denials and disputes in the Ordinary Course of Business.

(b) Section 4.20(b) of Public Company Disclosure Schedule identifies all claims asserted by Public Company pursuant to any Public Company Insurance Policy since December 31, 2019 and describes the nature and status of each such claim.

4.21 Cybersecurity and Privacy.

(a) Each of Public Company and its Subsidiaries comply, and have complied, in all material respects with all: (i) applicable Privacy Laws; (ii) policies, statements, and contractual obligations relating to the receipt, collection, compilation, use, storage, processing, sharing, safeguarding, security, disposal, destruction, disclosure, or transfer of Personal Information of Public Company and its Subsidiaries; and (iii) all applicable

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industry standards including, without limitation, PCI DSS, and all other applicable requirements of the payment card brands (clauses (i)-(iii) of this Section 4.21(a)) collectively, the “Public Company Privacy Requirements”). The consummation of any of the Transactions will not violate any applicable Public Company Privacy Requirements.

(b) Public Company and its Subsidiaries have taken all organizational, physical, administrative, and technical measures required by the Public Company Privacy Requirements and consistent with standards prudent in the industry in which Public Company and its Subsidiaries operate to protect: (i) the integrity, security, and operations of all Public Company IT Systems; and (ii) all Personal Information and all other data owned, controlled, or stored by Public Company and its Subsidiaries from and against data security incidents or other misuse. In connection with each third party servicing, outsourcing, hosting or otherwise processing Personal Information collected, held, or processed by or on behalf of Public Company and its Subsidiaries, Public Company and its Subsidiaries has in accordance with Public Company Privacy Requirements entered into valid, binding and enforceable written data processing agreements with any such third party that ensures appropriate protection for Personal Information. None of Public Company and its Subsidiaries sells, rents or otherwise makes available, or permits any third party to, sell, rent or otherwise make available, to any Person any Personal Information, except as stated in the applicable privacy policies and in compliance with Privacy Laws.

(c) There have been no actual or suspected data security incidents, data breaches, ransomware incidents, or other adverse events or incidents related to any Public Company IT Systems, Personal Information, or data in the custody or control of Public Company or its Subsidiaries or any third party acting on behalf of Public Company or its Subsidiaries. Public Company and its Subsidiaries have not been subject to any claims or proceedings related to any data security incidents, ransomware incidents, or any violations of any Public Company Privacy Requirements, and there are no facts or circumstances which could reasonably serve as the basis for any such allegations or claims. Public Company and its Subsidiaries have taken commercially reasonable steps to provide for archival, back-up, recovery and restoration of its material business data.

(d) Public Company and its Subsidiaries own or have a valid right to access and use all Public Company IT Systems. To Public Company’s Knowledge, the Public Company IT Systems do not contain any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that are designed to (A) disrupt or adversely affect the functionality of any Public Company IT Systems or (B) enable or assist any Person to access without authorization any Public Company IT Systems. The Public Company IT Systems have not materially malfunctioned or failed within the past two years. Public Company and its Subsidiaries have taken reasonable, and to ensure the continued, uninterrupted, and error-free operation of the Public Company IT Systems. No Person has gained unauthorized access to any Public Company IT Systems.

4.22 Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission based upon arrangements made by or on behalf of Public Company or Merger Subsidiary respect of any of the Transactions.

4.23 Transactions with Affiliates. Except as set forth in the Public Company SEC Reports filed prior to the date of this Agreement, since December 31, 2021, no event has occurred that would be required to be reported by Public Company pursuant to Item 404 of Regulation S-K.

4.24 [Reserved].

4.25 Nasdaq Market Quotation. As of the date of this Agreement, the issued and outstanding shares of Public Company Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq under the symbol “CLXT.” As of the date of this Agreement, Public Company is in compliance in all material respects with the rules of the Nasdaq and there is no action or proceeding pending or, to the Knowledge of Public Company threatened, against Public Company by the Nasdaq, the Financial Industry

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Regulatory Authority or the SEC with respect to any intention by such entity to deregister the Public Company Common Stock or terminate the listing of Public Company Common Stock on the Nasdaq.

4.26 No Shareholder Rights Plan; No Antitakeover Law. As of the date of this Agreement, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar domestic or foreign Law applies with respect to Public Company or any of its Subsidiaries in connection with this Agreement, the Mergers, the issuance of the Merger Consideration or any of the other Transactions. There is no stockholder rights plan, “poison pill” or similar anti-takeover agreement or plan in effect to which Public Company or any of its Subsidiaries is subject, party or otherwise bound which will be triggered by the execution and delivery of this Agreement or the Transactions.

4.27 Valid Issuance. The Public Company Class A Common Stock and Public Company Class B Common Stock to be issued in the Mergers will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

4.28 No Other Representations and Warranties. Except as previously set forth in this Article IV or in any certificate delivered by Public Company or Merger Subsidiary to Merger Partner pursuant to this Agreement or otherwise in the case of Fraud, neither Public Company nor Merger Subsidiary makes any representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

4.29 Reliance. Public Company acknowledges that, except for the representations and warranties contained in Article III, none of Merger Partner, any Blocker or any other Person has made, and Public Company has not relied on, any other express or implied representation or warranty by or on behalf of Merger Partner, any Blocker or any other Person.

ARTICLE V

PRE-CLOSING COVENANTS

5.1 Operation of Merger Partner’s Business. Except as contemplated by this Agreement, in connection with implementing the Transactions in a manner consistent with this Agreement, as set forth on Section 5.1 of Merger Partner Disclosure Schedule or as required by applicable Law (including any COVID-19 Measures), during the Pre-Closing Period, without the written consent of Public Company (which consent shall not be unreasonably withheld, conditioned or delayed), Merger Partner shall use commercially reasonable efforts to, and shall cause each Subsidiary to use commercially reasonable efforts to, conduct its operations only in the Ordinary Course of Business and in compliance with all applicable Laws in all material respects. Without limiting the generality of the foregoing, during the Pre-Closing Period and except as set forth on Section 5.1 of Merger Partner Disclosure Schedule or in connection with implementing the Transactions in a manner consistent with this Agreement, Merger Partner shall not, and shall cause each of its Subsidiaries not to, without the written consent of Public Company (such consent shall not be unreasonably withheld, conditioned or delayed):

(a) issue or sell any equity interests in Merger Partner or any options, warrants or rights to acquire any such equity interests, or declare, accrue, set aside or pay any dividend or make any other distribution in respect of its equity interests, or repurchase or redeem any equity interests in Merger Partner or any Subsidiary; provided that Merger Partner (i) may issue additional equity interests to Merger Partner Employees, to the extent contemplated in the Allocation Schedule, and (ii) may issue additional Series F Preferred Units in Merger Partner to other Persons for a per unit cash purchase price of $2.00 and otherwise on terms consistent with the terms and conditions for issuances of Series F Preferred Units in Merger Partner prior to the date of this Agreement (which threshold and minimum subscription price is subject to adjustment adjusted, as applicable and appropriate, to reflect fully the effect of any reclassification, split, reverse split, distribution (including any distribution of securities convertible into membership units of Merger Partner), reorganization, recapitalization or other like

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change with respect to the equity securities of Merger Partner or any securities convertible or exchangeable into or exercisable equity securities of Merger Partner); provided further that any interests issued to Merger Partner Support Holders to pursuant to clause (i) or (ii) shall be “Subject Units” under the Merger Partner Support Agreement pursuant to documentation reasonably satisfactory to Public Company;

(b) split, combine or reclassify any equity interests other than the conversion of preferred units of Merger Partner to voting common units of Merger Partner as contemplated by the Merger Partner Member Approval and in a manner consistent with the Allocation Schedule;

(c) create, incur or assume any Indebtedness (other than (x) interest accrued with respect to Indebtedness outstanding as of the date hereof in accordance with its terms, (y) new Indebtedness for borrowed money not exceeding $5,000,000 in the aggregate, or (z) Indebtedness payable in connection with leases for equipment); (ii) assume, guarantee, endorse or otherwise agree to be liable (whether directly, contingently or otherwise) for the obligations of any other Person, other than for Subsidiaries of Merger Partner; or (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than investments of cash in cash equivalents in the Ordinary Course of Business);

(d) except as required to comply with applicable Law or pursuant to agreements, plans or arrangements existing on the date hereof, (i) adopt, enter into, terminate or amend any employment or severance plan, agreement or arrangement, any Merger Partner Plan or any collective bargaining agreement, that in each case, would result in materially increased costs to Merger Partner or Public Company after the Closing, (ii) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant, except for increases in compensation consistent with the Ordinary Course of Business and in no event more than 20 percent or that would require disclosure in the Registration Statement after it is filed with the SEC, (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding equity awards, that in each case, would result in materially increased costs to Merger Partner or Public Company after the Closing, (iv) except as contemplated in any other provision of this Section 5.1(d), pay any material benefit not provided for as of the date of this Agreement under any Merger Partner Plan, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder, or (v) take any action to fund any Merger Partner Plan other than the payment of premiums due or contributions owed in the Ordinary Course of Business;

(e) acquire, sell, lease, in-license, out-license, abandon, allow to lapse, agree to coexist with respect to or otherwise dispose of any material assets or property (including any Intellectual Property or any shares or other equity interests in or securities of any Subsidiary or any other Person), in each case, other than in the Ordinary Course of Business;

(f) mortgage or pledge any of its material property or material assets or enter into an agreement that subjects any such material property or material assets to any Lien other than Permitted Liens;

(g) form any Subsidiary or acquire any equity interest or other interest in any other Person (other than investments of cash and cash equivalents in the Ordinary Course of Business) or enter into a joint venture with any other Person;

(h) forgive any loans to any Person, including its employees, officers, directors or Affiliates, other than the settlement of accounts receivable in the Ordinary Course of Business;

(i) change the nature or scope of its business being carried on as of the date of this Agreement in any material respect or commence any new business not being ancillary or incidental to such business;

(j) change its accounting methods, principles or practices in any material respect, except insofar as may be required by a generally applicable change in GAAP or applicable Law;

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(k) except as required by applicable Law, make or change any material Tax election, amend any material Tax Return, change an annual accounting period, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, settle or compromise any Tax liability, claim or assessment, or surrender any right to claim a material refund of Taxes;

(l) settle any Legal Proceedings involving cash payments by Merger Partner in excess of $1,000,000 in the aggregate;

(m) amend its Organizational Documents (other than, for the avoidance of doubt, as contemplated by Section 5.16 or otherwise in connection with implementing the Transactions in a manner consistent with this Agreement);

(n) make or commit to make capital expenditures in excess of $4,000,000 in the aggregate; or

(o) agree in writing or otherwise to take any of the foregoing actions.

Nothing contained in this Agreement shall give Public Company, directly or indirectly, the right to control or direct the operations of Merger Partner and its Subsidiaries prior to the Merger Partner Merger Effective Time. Prior to the Merger Partner Merger Effective Time, the Merger Partner and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations

5.2 Operation of Public Company’s Business. Except as contemplated by this Agreement, in connection with implementing the Transactions in a manner consistent with this Agreement, as set forth on Section 5.2 of Public Company Disclosure Schedule or as required by applicable Law (including any COVID-19 Measures), during the Pre-Closing Period, without the written consent of Merger Partner (which consent shall not be unreasonably withheld, conditioned or delayed), Public Company shall use commercially reasonable efforts to, and shall cause each Subsidiary to use commercially reasonable efforts to, conduct its operations only in the Ordinary Course of Business and in compliance with all applicable Laws in all material respects and take all necessary steps (including timely making all filings required by the SEC) to prepare for the filing of the annual meeting proxy statement (including all required Form 10-K, Item III information). Without limiting the generality of the foregoing, during the Pre-Closing Period and except as set forth on Section 5.2 of Public Company Disclosure Schedule, or in connection with implementing the Transactions in a manner consistent with this Agreement, Public Company shall not, and shall cause each Subsidiary not to, without the written consent of Merger Partner (such consent shall not be unreasonably withheld, conditioned or delayed):

(a) Issue, grant, pledge or sell, or authorize the issuance of, any equity interests in Public Company or any of its Subsidiaries or any options, warrants or rights to acquire any such equity interests, or other securities or any other instrument convertible into or exchangeable for any equity interests of Public Company or its Subsidiaries, or declare, accrue, set aside or pay any dividend or make any other distribution in respect of its equity interests, or repurchase or redeem any equity interests in Public Company or any of its Subsidiaries;

(b) split, combine or reclassify any equity interests, effect any merger, consolidation, share exchange, business combination, recapitalization or similar transaction other than the Mergers;

(c) (i) create, incur or assume any Indebtedness (other than interest accrued with respect to Indebtedness outstanding as of the date hereof in accordance with its terms); (ii) assume, guarantee, endorse or otherwise agree to be liable (whether directly, contingently or otherwise) for the obligations of any other Person; or (iii) make any loans, advances or capital contributions to, or investments in, any other Person (other than investments of cash in cash equivalents in the Ordinary Course of Business);

(d) hire, engage or offer to hire any new officers, directors, employees or consultants;

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(e) except as required to comply with applicable Law or pursuant to agreements, plans or arrangements existing on the date hereof and disclosed in Section 5.2 of Public Company Disclosure Schedule, (i) adopt, enter into, terminate or amend any employment or severance plan, agreement or arrangement, any Public Company Benefit Plan or any collective bargaining agreement, (ii) increase the compensation or fringe benefits of, or pay any bonus to, any director, officer, employee or consultant, (iii) amend or accelerate the payment, right to payment or vesting of any compensation or benefits, including any outstanding Public Company Stock Options, Public Company RSUs, or Public Company PSUs, (iv) except as contemplated in any other provision of this Section 5.2, pay any material benefit not provided for as of the date of this Agreement under any Public Company Benefit Plan, or the removal of existing restrictions in any benefit plans or agreements or awards made thereunder, or (v) take any action to fund any Public Company Benefit Plan other than the payment of premiums due or contributions owed in the Ordinary Course of Business;

(f) acquire, sell, lease, in-license, out-license or dispose of any material assets or material property (including any Intellectual Property or any shares or other equity interests in or securities of any Subsidiary or any other Person), other than in the Ordinary Course of Business;

(g) mortgage or pledge any of its material property or material assets or enter into an agreement that subjects any such material property or material assets to any Lien other than Permitted Liens;

(h) discharge or satisfy any Lien other than in the Ordinary Course of Business or as required by Law or a contract existing on the date of this Agreement or entered into in compliance with this Agreement;

(i) form any Subsidiary or acquire any equity interest or other interest in any other Person (other than investments of cash and cash equivalents in the Ordinary Course of Business) or enter into a joint venture with any other Person;

(j) other than as contemplated by the transactions set forth in this Agreement, amend its Organizational Documents;

(k) (i) materially change pricing or royalties or other payments set or charged by Public Company or any of its Subsidiaries to its customers or licensees or (ii) agree to materially change pricing or royalties or other payments set or charged by Persons who have licensed rights to Intellectual Property to Public Company or any of its Subsidiaries;

(l) accelerate collection of accounts receivable or delay payment of accounts payable, other than in accordance with GAAP;

(m) forgive any loans to any Person, including its employees, officers, directors or Affiliates, other than the settlement of accounts receivable in the Ordinary Course of Business;

(n) change the nature or scope of its business being carried on as of the date of this Agreement in any material respect or commence any new business not being ancillary or incidental to such business;

(o) change its accounting methods, principles or practices in any material respect, except insofar as may be required by a generally applicable change in GAAP or applicable Law;

(p) except as required by applicable Law, make or change any material Tax election, amend any material Tax Return, change an annual accounting period, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, settle or compromise any Tax liability, claim or assessment, or surrender any right to claim a material refund of Taxes;

(q) make or commit to make any capital expenditure in excess of $25,000 per item or $50,000 in the aggregate;

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(r) institute or settle any Legal Proceeding (other than to enforce the terms of this Agreement and the other agreements relating to the transaction or otherwise in accordance with Section 7.4); or

(s) agree in writing or otherwise to take any of the foregoing actions.

5.3 Operation of Blockers. During the Pre-Closing Period and except (a) as set forth on Section 5.3 of Merger Partner Disclosure Schedule, (b) in connection with implementing the Transactions in a manner consistent with this Agreement, (c) the distribution of cash or other liquid amounts held by such Blocker as of the date of this Agreement or received by such Blocker in a Merger Partner distribution permitted under Section 5.1, (d) in the Ordinary Course of Business, or (e) as required by the terms of this Agreement, each Blocker shall not, without the written consent of Public Company (such consent shall not be unreasonably withheld, conditioned or delayed) conduct any business, take any action or enter into, amend or terminate any agreement or commitment. Further, during the Pre-Closing Period, each Blocker, to the extent it has not already done so, shall file all Tax Returns due on or prior to the Closing Date and pay all Taxes reasonably owing in connection with such Tax Returns.

5.4 Public Company No Solicitation.

(a) Public Company agrees that, during the Pre-Closing Period, it shall not, and shall not authorize any of its Representatives to (and it shall use its reasonable best effort to cause its Representatives not to), directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any information regarding Public Company to any Person for the purpose of encouraging, or in response to, an Acquisition Proposal or Acquisition Inquiry, provided that the foregoing clause (ii) shall not prohibit filings required by applicable securities Laws, including but not limited to Section 15(c) or 15(d) of the Exchange Act, or stock exchange rule, or otherwise directing such Person to Public Company’s SEC filings; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 5.4) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.9); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction (other than a confidentiality agreement permitted under this Section 5.4(a)); (vi) publicly propose to do any of the foregoing; or (vii) agree, resolve or commit (or, for the avoidance of doubt, Public Company Board or any committee thereof to resolve, agree or commit) to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 5.4 and subject to compliance with this Section 5.4, prior to obtaining the Public Company Stockholder Approval, Public Company may furnish non-public information regarding Public Company to, and enter into discussions or negotiations with, any Person in response to an unsolicited bona fide written Acquisition Proposal by such Person, which Public Company Board determines in good faith, after consultation with Public Company’s outside financial advisors and outside legal counsel, constitutes, or would be reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Public Company nor any of its Representatives shall have materially breached this Section 5.4, (B) Public Company Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of Public Company Board under applicable Law; (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, Public Company gives Merger Partner written notice of the identity of such Person and of Public Company’s intention to furnish nonpublic information to, or enter into discussions with, such Person ; (D) Public Company receives from such Person an executed confidentiality agreement containing provisions (including non-disclosure, use restrictions, non-solicitation and no-hire provisions), in the aggregate, at least as favorable to Public Company as those contained in the Confidentiality Agreement; and (E) at least two (2) Business Days prior to furnishing any such non-public information to such Person, Public Company furnishes such non-public information to Merger Partner (to the extent such information has not been previously furnished by Public Company to Merger Partner). Without limiting the generality of the foregoing, Public Company acknowledges

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and agrees that, in the event any Representative of Public Company (whether or not such Representative is purporting to act on behalf of Public Company) takes any action that, if taken by Public Company, would constitute a breach of this Section 5.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.4 by Public Company for purposes of this Agreement.

(b) If Public Company or any Representative of Public Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Public Company shall promptly (and in any event within 24 hours) advise Merger Partner orally and in writing of (i) the receipt of such Acquisition Proposal or Acquisition Inquiry, (ii) any non-public information provided to a Person who has made an Acquisition Proposal or Acquisition Inquiry in response to a request from such Person, (iii) the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and (iv) the material terms thereof as well as complete copies of any written Acquisition Proposals, Acquisition Inquiries or any other written communications from such Person or its Representatives, including any proposed agreements, and Public Company thereafter shall keep Merger Partner reasonably informed, on a reasonably current basis, with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry, including informing Merger Partner on a reasonably current basis (and, in any event, within 24 hours) of any material amendment or modification or proposed material amendment or modification to any such Acquisition Proposal or Acquisition Inquiry.

(c) Public Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement and request the destruction or return of any non-public information of Public Company provided to such Person as soon as practicable after the date of this Agreement.

5.5 Merger Partner Non-Solicitation.

(a) Merger Partner agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of their respective Representatives to (and it and each of its Subsidiaries shall use its reasonable best efforts to cause its Representatives not to), directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any information regarding Merger Partner or any of its Subsidiaries to any Person for the purpose of encouraging, or in response to, an Acquisition Proposal or Acquisition Inquiry, provided that the foregoing shall not prohibit filings required by Law, including but not limited to Section 15(c) or 15(d) of the Exchange Act, or stock exchange rule; (iii) engage in discussions (other than to inform any Person of the existence of the provisions in this Section 5.5) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; (vi) publicly propose to do any of the foregoing; or (vii) agree, resolve or commit to do any of the foregoing; provided, however, that notwithstanding anything contained in this Section 5.5 and subject to compliance with this Section 5.5, prior to obtaining the Merger Partner Member Approval applicable to it, Merger Partner may furnish non-public information regarding it to, and enter into discussions or negotiations with, any Person in response to an unsolicited bona fide written Acquisition Proposal by such Person, which its board of managers determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes, or would be reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) none of Merger Partner nor any of its Representatives shall have materially breached this Section 5.5; (B) the board of managers of Merger Partner concludes in good faith based on the advice of outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with the fiduciary duties of such board of managers under applicable Law; (C) at least two (2) Business Days prior to initially furnishing any such nonpublic information to, or entering into discussions with, such Person, Merger Partner gives Public Company written notice of the identity of such Person and of Merger Partner’s intention to furnish nonpublic information to, or enter into discussions with, such Person ; (D) it receives from such Person an

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executed confidentiality agreement containing provisions (including non-disclosure, use restrictions, non-solicitation and no-hire provisions), in the aggregate, at least as favorable to it as those contained in the Confidentiality Agreement; and at least two (2) Business Days prior to furnishing any such non-public information to such Person, Merger Partner furnishes such non-public information to Public Company (to the extent such information has not been previously furnished by Merger Partner to Public Company). Without limiting the generality of the foregoing, Merger Partner acknowledges and agrees that, in the event any Representative of it or any of its Subsidiaries (whether or not such Representative is purporting to act on behalf of it or any of its Subsidiaries) takes any action that, if taken by it, would constitute a breach of this Section 5.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 5.5 by Merger Partner for purposes of this Agreement.

(b) If Merger Partner or its Subsidiaries or Representatives receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then it shall promptly (and in any event within 24 hours) advise Public Company orally and in writing of (i) the receipt of such Acquisition Proposal or Acquisition Inquiry, (ii) any non-public information provided to a Person who has made an Acquisition Proposal or Acquisition Inquiry in response to a request from such Person, (iii) the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and (iv) the material terms thereof as well as complete copies of any written Acquisition Proposals, Acquisition Inquiries or any other written communications from such Person or its Representatives, including any proposed agreements, and Merger Partner thereafter shall keep Public Company reasonably informed, on a reasonably current basis, with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry, including informing Public Company on a reasonably current basis (and, in any event, within 24 hours) of any material amendment or modification or proposed material amendment or modification to any such Acquisition Proposal or Acquisition Inquiry.

(c) Merger Partner shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement and request the destruction or return of any non-public information of Merger Partner or its Subsidiaries provided to such Person as soon as practicable after the date of this Agreement.

5.6 Notification of Certain Matters.

(a) During the Pre-Closing Period, Merger Partner shall promptly (and in no event later than one (1) Business Day after Merger Partner becomes aware of same) notify Public Company (and, if in writing, furnish copies of any relevant documents) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the consent of such Person is or may be required in connection with any of the Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Merger Partner, to the Knowledge of Merger Partner, a Blocker or any of their respective Subsidiaries is commenced, or, to the Knowledge of Merger Partner, threatened against Merger Partner, a Blocker or any of their respective Subsidiaries or, to the Knowledge of Merger Partner, any director or officer of Merger Partner, a Blocker or any of their respective Subsidiaries, (iii) any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Merger Partner or, to the Knowledge of Merger Partner, any Blocker to comply with any of their respective covenants or obligations in this Agreement; in the case of (iii) and (iv) that will or could reasonably be expected to result in the failure by Merger Partner or any Blocker to satisfy any of the conditions set forth in Section 6.1. Any failure to timely provide a notification under clauses (iii) and (iv) above shall be disregarded for purposes of determining compliance with Section 6.1(c) and for all purposes under Section 8.1. No notification given to Public Company pursuant to this Section 5.6(a) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Merger Partner, the Blockers or any of their respective Subsidiaries contained in this Agreement or Merger Partner Disclosure Schedule for purposes of Article VI, as applicable.

(b) During the Pre-Closing Period, Public Company shall promptly (and in no event later than one (1) Business Day after Public Company becomes aware of same) notify Merger Partner (and, if in writing,

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furnish copies of any relevant documents) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the consent of such Person is or may be required in connection with any of the Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Public Company or its Subsidiaries is commenced, or, to the Knowledge of Public Company, threatened against Public Company or, to the Knowledge of Public Company, any director or officer of Public Company, (iii) any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of Public Company or Merger Subsidiary to comply with any of their respective covenants or obligations in this Agreement; in the case of (iii) and (iv) that will or could reasonably be expected to result in the failure by Public Company or Merger Subsidiary to satisfy any of the conditions set forth in Section 6.2. Any failure to timely provide a notification under clauses (iii) and (iv) above shall be disregarded for purposes of determining compliance with Section 6.2(c) and for all purposes under Section 8.1. No notification given to Merger Partner pursuant to this Section 5.6(b) shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Public Company contained in this Agreement or Public Company Disclosure Schedule for purposes of Article VI, as applicable.

5.7 Proxy Statement/Prospectus; Registration Statement.

(a) As promptly as practical after the execution of this Agreement and contingent upon receipt from Merger Partner of the information required by the following sentence, Public Company, with the cooperation of Merger Partner, shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement/Prospectus will be included. Merger Partner shall (i) provide to Public Company as promptly as practical (and in any event by January 22, 2023) all information, including financial statements of Merger Partner and its Subsidiaries for the fiscal years 2021 and 2020 and for the interim period ended September 30, 2022 and 2021 and descriptions of its business and financial condition, as Public Company may reasonably request for preparation of the Registration Statement and the Proxy Statement/Prospectus and (ii) cause the timely cooperation of its independent public accountants in connection with the preparation and filing of the Registration Statement and the Proxy Statement/Prospectus, including by causing such accountants to provide a consent to the inclusion of such accountant’s reports in respect of the audited financial statements of Merger Partner in the Registration Statement and/or in the Proxy Statement/Prospectus (as applicable) and to the reference to such accountant firm as an “expert” therein. Each Blocker shall provide to Public Company as promptly as practical (and in any event by January 22, 2023) all information about itself as Public Company may reasonably request and which is required to be included in the Registration Statement and the Proxy Statement/Prospectus. Public Company shall respond to any comments of the SEC and shall use reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and Public Company shall cause the Proxy Statement/Prospectus to be mailed to its stockholders at the earliest practicable time after the Registration Statement is declared effective under the Securities Act. Public Company shall notify Merger Partner promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Registration Statement, the Proxy Statement/Prospectus or any filing pursuant to Section 6.2(b) or for additional information and shall promptly supply Merger Partner with copies of all correspondence between Public Company or any of its representatives, on the one hand, and the SEC, or its staff, on the other hand, with respect to the Registration Statement, the Proxy Statement/Prospectus, the Merger or any filing pursuant to Section 5.7(b). Public Company shall use commercially reasonable efforts to cause all documents that it is responsible for filing with the SEC under this Section 5.7 to comply in all material respects with all applicable requirements of Law and the rules and regulations promulgated thereunder. Whenever either Public Company or Merger Partner shall become aware of the occurrence of any event which is required to be set forth in an amendment or supplement to the Proxy Statement/Prospectus, the Registration Statement or any filing pursuant to Section 6.2(b), Public Company or Merger Partner, as the case may be, shall promptly inform the others of such occurrence and cooperate in filing with the SEC or its staff, and/or mailing to stockholders of Public Company, such amendment or supplement.

(b) Notwithstanding anything to the contrary stated above, prior to filing and mailing, as applicable, the Registration Statement or Proxy Statement/Prospectus (or any amendment or supplement thereto) or responding

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to any comments of the SEC with respect thereto, Public Company shall provide Merger Partner and each Blocker a reasonable opportunity to review and comment on such document or response and shall consider in good faith any such comments proposed by Merger Partner or each Blocker (but only with respect to matters pertaining to such Blocker). Public Company will advise Merger Partner and each Blocker, promptly after Public Company receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Public Company Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(c) Public Company and Merger Partner and, to the extent applicable, the Blockers shall promptly make all necessary filings of such party with respect to the Mergers and the issuance of the Public Company Class A Common Stock and Public Company Class B Common Stock constituting Merger Consideration under the Securities Act, the Exchange Act, applicable state blue sky laws and the rules and regulations thereunder.

5.8 Nasdaq Listing. Public Company agrees to use its reasonable best efforts: (a) to maintain its existing listing on Nasdaq and to obtain approval of the listing of the combined corporation on Nasdaq; (b) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the shares of Public Company Class A Common Stock to be issued in connection with the Mergers; (c) if not previously implemented, to prepare and timely submit to Nasdaq a notification form of any reverse stock split effected with the Merger Party’s consent and, to the extent required to effect the foregoing, to submit a copy of the amendment to Public Company’s certificate of incorporation to effect such reverse stock split certified by the Secretary of State of the State of Delaware to Nasdaq; (d) to the extent required by Nasdaq Listing Rule 5110, to file an initial listing application for the Public Company Class A Common Stock on Nasdaq and to cause such Nasdaq initial listing application (“Nasdaq Listing Application”) to be approved; and (e) in the event of receipt of a Nasdaq delisting determination, Public Company shall request a hearing to appeal the delisting determination and shall pay the appropriate fee to Nasdaq to appeal the delisting determination. Public Company shall promptly inform Merger Partner of all material verbal or written communications between Nasdaq and Public Company or its representatives. Public Company and Merger Partner will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. Merger Partner will cooperate with Public Company to cause the Nasdaq Listing Application to be approved and shall promptly furnish to Public Company all information concerning Merger Partner, the Blockers and their respective equity holders that may be required or reasonably requested in connection with any action contemplated by this Section 5.8.

5.9 Public Company Stockholders’ Meeting.

(a) As promptly as reasonably practicable after the Registration Statement is declared effective by the SEC, Public Company shall take all action reasonably necessary under applicable Law to call, give notice of and hold a meeting of the holders of Public Company Common Stock for the purpose of seeking approval of (i) the Blocker Mergers, (ii) the issuance of Public Company Class A Common Stock and Public Company Class B Common Stock under this Agreement and in accordance with the Nasdaq Listing Rules; (iii) the amendment of Public Company’s Organizational Documents, in the form of the Amended Certificate and the Amended By-Laws, to, among other things, authorize the shares of Public Company Class A Common Stock and Public Company Class B Common Stock to be issued pursuant to this Agreement in connection with the Mergers and (iv) any other proposals the Parties reasonably deem necessary or desirable to consummate the Transactions (the matters contemplated by the foregoing Sections 5.9(a)(i), (ii) and (iii) are collectively referred to as the “Public Company Stockholder Matters,” and the matters contemplated by Section 5.9(a)(iv) are referred to herein as, the “Other Public Company Stockholder Matters,” and such meeting, the “Public Company Stockholders’ Meeting”).

(b) Public Company will take all necessary actions to duly call, give notice of, convene and hold the Public Company Stockholders’ Meeting as promptly as practicable (but in no event later than sixty (60) days)

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after the Registration Statement is declared effective by the SEC. Absent a Public Company Board Adverse Recommendation Change pursuant to Section 5.9(c), Public Company shall use its reasonable best efforts to solicit the holders of Public Company Common Stock to obtain the Public Company Stockholder Approval. Public Company shall take reasonable measures to ensure that all proxies solicited in connection with Public Company Stockholders’ Meeting are solicited in compliance with all applicable Laws. Notwithstanding anything to the contrary contained herein, if on the date of Public Company Stockholders’ Meeting, or a date preceding the date on which Public Company Stockholders’ Meeting is scheduled, Public Company reasonably believes that (i) it will not receive proxies sufficient to obtain approval of the Public Company Stockholder Matters, whether or not a quorum would be present, or (ii) it will not have sufficient shares of Public Company Common Stock represented (whether in Person or by proxy) to constitute a quorum necessary to conduct the business of Public Company Stockholders’ Meeting, Public Company may make one or more successive postponements or adjournments of Public Company Stockholders’ Meeting as long as the date of Public Company Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 60 days in connection with any postponements or adjournments. Public Company and Merger Partner shall coordinate and reasonably cooperate in connection with soliciting and obtaining the Public Company Stockholder Approval, including the preparation and delivery of any information relating to the parties hereto, the Mergers and the Transactions as may be reasonably requested by each of the Public Company and Merger Partner.

(c) Public Company agrees that, subject to Section 5.9(d): (i) Public Company Board shall recommend that the holders of Public Company Common Stock vote to approve Public Company Stockholder Matters and the Other Public Company Stockholder Matters and (ii) the Proxy Statement/Prospectus shall include a statement to the effect that Public Company Board recommends that Public Company’s stockholders vote to approve Public Company Stockholder Matters and the Other Public Company Stockholder Matters (the recommendation of Public Company Board with respect to Public Company Stockholder Matters and the Other Public Company Stockholder Matters being referred to as the “Public Company Board Recommendation”). Neither Public Company Board nor any committee thereof shall (x) withhold, amend, qualify, withdraw or modify (and Public Company Board or any committee thereof shall not resolve to or publicly propose to withhold, amend, qualify, withdraw or modify) the Public Company Board Recommendation in a manner adverse to Merger Partner; or (y) within ten (10) Business Days’ of Merger Partner’s written request to do so, fail to recommend after the commencement of an Acquisition Proposal through a tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act for outstanding shares of Public Company Common Stock, against acceptance of such tender offer or exchange offer by its stockholders (which request may only be made once with respect to any such Acquisition Proposal and each material modification thereto) (the actions set forth in the foregoing clauses collectively, a “Public Company Board Adverse Recommendation Change”).

(d) Notwithstanding anything to the contrary contained in Section 5.4(a) of this Agreement, if at any time prior to the approval of Public Company Stockholder Matters and the Other Public Company Stockholder Matters at Public Company Stockholders’ Meeting by the Required Public Company Stockholder Vote:

(i) if Public Company has received a written Acquisition Proposal (which Acquisition Proposal did not arise in connection with a breach of Section 5.3) from any Person that has not been withdrawn and after consultation with outside legal counsel, Public Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, Public Company Board may make a Public Company Board Adverse Recommendation Change if and only if all of the following apply: (A) Public Company Board determines in good faith, after consultation with Public Company’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of Public Company Board to Public Company’s stockholders under applicable Law; (B) Public Company shall have given Merger Partner prior written notice of its intention to consider making a Public Company Board Adverse Recommendation Change at least three (3) Business Days prior to making any such Public Company Board Adverse Recommendation Change (a “Determination Notice”) (which notice shall not constitute a Public Company Board Adverse Recommendation Change); and (C) (1) Public Company shall have provided to Merger Partner a copy of such Acquisition Proposal in accordance with Section 5.4(b), (2) Public Company shall have given Merger Partner the three (3) Business

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Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal and shall have made its Representatives reasonably available to negotiate in good faith with Merger Partner (to the extent Merger Partner desires to negotiate) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Merger Partner, if any, after consultation with outside legal counsel, Public Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make Public Company Board Adverse Recommendation Change would be reasonably likely to be inconsistent with the fiduciary duties of Public Company Board to Public Company’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.9(d)(i) shall also apply to any material change to the facts and circumstances relating to such Acquisition Proposal and require a new Determination Notice, except that the references to three (3) Business Days shall be deemed to be two (2) Business Days.

(ii) Other than in connection with an Acquisition Proposal, Public Company Board may make a Public Company Board Adverse Recommendation Change in response to a Public Company Change in Circumstance, if and only if: (A) Public Company Board determines in good faith, after consultation with Public Company’s outside legal counsel, that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of Public Company Board to Public Company’s stockholders under applicable Law; (B) Public Company shall have given Merger Partner a Determination Notice at least three (3) Business Days prior to making any such Public Company Board Adverse Recommendation Change; and (C) (1) Public Company shall have specified Public Company Change in Circumstance in reasonable detail, (2) Public Company shall have given Merger Partner the three (3) Business Days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have made its Representatives reasonably available to negotiate in good faith with Merger Partner (to the extent Merger Partner desires to do so) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of any such negotiations and giving effect to the proposals made by Merger Partner, if any, after consultation with outside legal counsel, Public Company Board shall have determined, in good faith, that the failure to make Public Company Board Adverse Recommendation Change in response to such Public Company Change in Circumstance would be reasonably likely to be inconsistent with the fiduciary duties of Public Company Board to Public Company’s stockholders under applicable Law. For the avoidance of doubt, the provisions of this Section 5.9(d)(ii) shall also apply to any material change to the facts and circumstances relating to such Public Company Change in Circumstance and require a new Determination Notice, except that the references to three (3) Business Days shall be deemed to be two (2) Business Days.

(e) Nothing contained in Section 5.3(a) shall prohibit Public Company or Public Company Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to Public Company’s stockholders; that Public Company Board determines in good faith, after consultation with its outside legal counsel, is required under applicable securities Laws; provided that in each of cases (i), (ii) and (iii) in no event shall Public Company make a Public Company Board Adverse Recommendation Change.

5.10 Merger Partner and Blocker Member Approval.

(a) Merger Partner shall use reasonable best efforts to secure the Written Consent necessary to secure the Merger Partner Member Approval as promptly as practical following the date that the SEC declares the Registration Statement effective and each Blocker shall secure the Written Consents necessary to secure the applicable Blocker Approvals as promptly as practical following the date that the SEC declares the Registration Statement effective. As promptly and practical following the receipt of Merger Partner Member Approval and Blocker Approvals, Merger Partner shall deliver to Public Company copy of the Written Consents evidencing the Merger Partner Member Approval and Blocker Approvals.

(b) As promptly as practical following the date that the SEC declares the Registration Statement effective, Merger Partner shall mail or otherwise distribute the Disclosure Statement, in a form reasonably

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acceptable to Public Company, to the equity holders of Merger Partner and, to the extent required by Law, to the equity holders of any Blockers, and shall promptly inform Public Company of the date on which such Disclosure Statement (including the notices contained therein) was sent to such equity holders. The Disclosure Statement shall include a written notice to all members of Merger Partner and the Blockers that did not execute the Written Consents informing them that this Agreement and the Mergers were adopted and approved by the equityholders of Merger Partner and the Blockers. Public Company and its counsel shall be given an adequate opportunity to review and comment on the Disclosure Statement, and Merger Partner shall reflect all reasonable comments of Public Company or its counsel thereon. Public Company and Merger Partner shall coordinate and reasonably cooperate in connection with soliciting and obtaining the Merger Partner Member Approval, including the preparation and delivery of any information relating to the parties hereto, the Mergers and the Transactions as may be reasonably requested by each of the Public Company and Merger Partner.

(c) Merger Partner shall ensure that the Disclosure Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading (provided that Merger Partner shall not be responsible for the accuracy or completeness of any information concerning Public Company or Merger Subsidiary furnished by Public Company in writing for inclusion in the Disclosure Statement).

(d) Public Company shall ensure that any information furnished by Public Company to Merger Partner in writing for inclusion in the Disclosure Statement does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

5.11 Access to Information. During the Pre-Closing Period and subject to the terms of the Confidentiality Agreement, Public Company and Merger Partner shall each (and shall cause each of their respective Subsidiaries to) use commercially reasonable efforts to afford the officers, attorneys, accountants, tax advisors, lenders and other authorized representatives of the other party reasonable access upon reasonable notice and during normal business hours and without unreasonable interference with the operation of the business of such other party to all Personnel, offices, properties, books and records of such party and its Subsidiaries, so that the other party may have full opportunity to make such investigation as it shall desire to make of the management, business, properties and affairs of said party and the Subsidiaries. Public Company and Merger Partner shall (and shall cause each Subsidiary to) furnish to the other parties such financial and operating data and other information as to the business of said party and the Subsidiaries as the other parties shall reasonably request. Each Blocker shall furnish to Public Company and Merger Partner such financial and operating data and other information as to the business of such Blocker as the other parties shall reasonably request in connection with this Agreement and the transactions contemplated hereby but only to the extent that such information is reasonably available. Notwithstanding the foregoing, nothing herein will require a party or its Subsidiaries to (i) provide the other party with access or information that said party is expressly prohibited by applicable Law from granting or disclosing or that would breach such party’s confidentiality obligations to a third party in effect as of the date of this Agreement, or (ii) take any action that would, in the advice of counsel, constitute a waiver of the attorney-client privilege or the attorney work product privilege in the event of a legal proceeding with the other party; provided, that in the event that a party or any Subsidiary relies on this sentence to withhold access or disclosure, said party shall, to the extent permitted by Law, applicable confidentiality obligations and the protection of such attorney-client privilege, promptly notify the other party of the nature of the withheld information and provide the other party of a reasonable opportunity to seek an appropriate remedy or waive compliance with the terms of this Agreement.

5.12 Closing Efforts.

(a) Upon the terms and subject to the conditions of this Agreement, each of Public Company and Merger Partner shall each use its reasonable best efforts to take all actions and to do all things necessary, proper or advisable to consummate the Transactions to be completed at Closing as promptly as practicable, including

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using its reasonable best efforts to ensure that the conditions to the obligations of the other parties to consummate the Merger are satisfied.

(b) Public Company and Merger Partner shall each use its reasonable best efforts to obtain, at its expense, all waivers, permits, consents, approvals or other authorizations from Governmental Entities or from third parties pursuant to the Public Company Contracts or Merger Partner Contracts (as applicable), and to effect all registrations, filings and notices with or to Governmental Entities, in each case, as may be required for such party to consummate the Transactions and to otherwise comply with all applicable Laws in connection with the consummation of the Transactions.

5.13 Public Disclosure. No party shall issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other parties; provided, however, that (a) Merger Partner and Blockers each acknowledge and agree that Public Company (i) may issue, without the approval of any other party, an initial joint press release with respect to this Agreement and the matters contemplated hereby, in form and substance mutually agreed by Public Company, Merger Partner and each Blocker (provided that such press release shall not name any Blocker or its Affiliate or investment adviser without the prior consent of such Blocker), (ii) intends to publicly file this Agreement with the SEC, and (iii) may seek confidential treatment under applicable SEC rules with respect to certain matters and terms contained in this Agreement; (b) Public Company or Merger Partner may make any public disclosure it believes in good faith is required by applicable Law or stock market rule (in which case the disclosing party shall use reasonable best efforts to advise the other parties and provide them with a copy of the proposed disclosure prior to making the disclosure); and (c) Public Company and its Affiliates shall not be bound by the provisions of this Section 5.13 following the Closing Date.

5.14 Antitrust. If at any time after the date hereof but prior to the Closing, Merger Partner determines, in its reasonable discretion after consultation with Public Company and its legal advisors, that the Transactions require filings under the HSR Act to be submitted with the applicable Governmental Entities, then as promptly as reasonably practicable following such determination, Public Company and Merger Partner shall cooperate in the preparation of such filings and, upon completion thereof (in form and substance mutually agreeable to Merger Partner and Public Company), each of Merger Partner and Public Company shall make or cause to be made any such required filings under the HSR Act.

5.15 Warrant Restructuring. From and after the date hereof until the date that is five (5) Business Days prior to the Closing Date or the earlier termination of this Agreement pursuant to Section 8.1, Merger Partner shall use commercially reasonable efforts to obtain any and all consents from each holder of Merger Partner Warrants necessary to effectuate the treatment of the Merger Partner Warrants set forth in Section  2.1.

5.16 Transaction Documentation. From the date hereof until the time when the Registration Statement becomes effective or the earlier termination of this Agreement pursuant to Section 8.1, Public Company and Merger Partner shall use reasonable best efforts to negotiate and settle on mutually agreeable final forms of the Tax Receivable Agreement, the Exchange Agreement, the Amended Certificate, the Amended By-Laws, the Amended Operating Agreement, the Registration Rights Agreement and the Asset Transfer Agreements as promptly as practicable following the date hereof.

5.17 Merger Partner Funding. No later than two (2) Business Days following Merger Partner’s receipt of a written request from Public Company, Merger Partner shall make available to Public Company and its Subsidiaries, funds up to a maximum aggregate amount of $3,000,000 in cash (the “Interim Funding”); provided, however, that in the event Merger Partner elects to extend the Outside Date pursuant to Section 8.1(b), the maximum aggregate amount of the Interim Funding shall automatically increase to $4,000,000. The Interim Funding shall be made available on the terms and conditions consistent with those set forth on Exhibit E and on such other terms and conditions as are mutually agreed by Merger Partner and Public Company.

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5.18 Section 16 Matters. Prior to the Closing, each of Public Company and Merger Partner, as applicable, shall use all reasonable efforts to approve in advance in accordance with the applicable requirements of Rule 16b-3 promulgated under the Exchange Act, the acquisition of Up-C Units, the exchange of Up-C Units for shares of Public Company Class A Common Stock (and any dispositions of Merger Partner Common Units or shares of Public Company Class B Common Stock thereby) resulting from the transactions contemplated by this Agreement by each officer or director (including by deputization) of the Public Company or the Merger Partner who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act) as a result of the transactions contemplated hereby.

ARTICLE VI

CONDITIONS TO CONSUMMATION OF THE MERGERS

6.1 Conditions to Obligations of Public Company and Merger Subsidiary. The obligation of each of Public Company and Merger Subsidiary to consummate the Mergers is subject to the satisfaction of the following conditions precedent, each of which may be waived in writing in the sole discretion of Public Company:

(a) the Fundamental Representations contained in Article III shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such particular date); the representations and warranties contained in Article III (other than the Fundamental Representations contained in Article III) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to result in a Merger Partner Material Adverse Effect (without giving effect to any references therein to any Merger Partner Material Adverse Effect or other materiality qualifications), or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date);

(b) Each of Merger Partner and the Blockers shall have performed or complied with, in all material respects, its agreements and covenants required to be performed or complied with by it under this Agreement as of or prior to the Closing;

(c) Public Company shall have received a certificate of an officer of Merger Partner certifying to the satisfaction of the conditions set forth in Sections 6.1(a) and (b);

(d) no judgment, order, decree, stipulation or injunction shall be in effect that would reasonably be expected to (i) temporarily or permanently prevent or enjoin consummation of the Transactions, or (ii) cause the Transactions to be rescinded following consummation of such transaction;

(e) there shall have occurred no Effect since the date of this Agreement that, individually or taken together with all other Effects, has had, or would reasonably be expected to result in, a Merger Partner Material Adverse Effect;

(f) Public Company shall have received copies of the Written Consents evidencing the Merger Partner Member Approval and the Blocker Approvals;

(g) Public Company shall have obtained Stockholder Approval;

(h) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no Legal Proceeding for

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that purpose, and no similar Legal Proceeding with respect to the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC or its staff that has not been withdrawn;

(i) If filings under the HSR Act are required, as determined pursuant to Section 5.14, any applicable waiting period shall have expired or been terminated;

(j) The Nasdaq Listing Application shall have been approved, and the shares of the Public Company Class A Common Stock to be issued as Merger Consideration shall have been approved for listing (subject to official notice of issuance) on Nasdaq;

(k) Merger Partner shall have delivered to Public Company a copy of (i) the Tax Receivable Agreement, and the Exchange Agreement, each duly executed by Merger Partner and each Electing Member and (ii) the Registration Rights Agreement, duly executed by each Electing Member; and

(l) Merger Partner shall have delivered to Public Company a copy of the Amended Operating Agreement, duly executed by Merger Partner and each Electing Member.

6.2 Conditions to Obligations of Merger Partner and the Blockers. The obligations of Merger Partner and the Blockers to consummate the Mergers is subject to the satisfaction of the following conditions precedent, each of which may be waived in writing in the sole discretion of Merger Partner:

(a) the Fundamental Representations contained in Article IV shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct in all material respects as of such particular date). The representations and warranties contained in Article IV (other than the Fundamental Representations contained in Article IV) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (i) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to result in a Public Company Material Adverse Effect (without giving effect to any references therein to any Public Company Material Adverse Effect or other materiality qualifications), or (ii) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (i), as of such particular date);

(b) each of Public Company and Merger Subsidiary shall have performed or complied, in all material respects, with its agreements and covenants required to be performed or complied with under this Agreement as of or prior to the Closing;

(c) Public Company shall have received a certificate of an officer of Merger Partner certifying to the satisfaction of the conditions set forth in Sections 6.2(b) and (c);

(d) no judgment, order, decree, stipulation or injunction shall be in effect, that would reasonably be expected to (i) temporarily or permanently prevent or enjoin prevent consummation of the Transactions, or (ii) cause the Transactions to be rescinded following consummation of such transaction;

(e) there shall have occurred no Effect since the date of this Agreement that, individually or taken together with all other Effects, has had, or would reasonably be expected to result in, a Public Company Material Adverse Effect;

(f) Public Company shall have obtained the Public Company Stockholder Approval;

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(g) Merger Partner shall have obtained the Written Consents evidencing the Merger Partner Member Approval and the Blocker Approvals;

(h) Public Company shall have delivered to Merger Partner an amendment to the license agreement between Public Company and Cellectis S.A. in substantially the form attached hereto as Exhibit F;

(i) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no Legal Proceeding for that purpose, and no similar Legal Proceeding with respect to the Proxy Statement/Prospectus, shall have been initiated or threatened in writing by the SEC or its staff that has not been withdrawn;

(j) (i) the existing shares of Public Company Common Stock shall be listed on Nasdaq and not subject to any pending de-listing notice (except as set forth in the Public Company Disclosure Schedule) or de-listing appeal process that would not be remedied by the consummation of the Transactions, (ii) the Nasdaq Listing Application shall have been approved, and (iii) the shares of the Public Company Class A Common Stock to be issued as Merger Consideration shall have been approved for listing (subject to official notice of issuance) on Nasdaq;

(k) The Support Agreements will continue to be in full force and effect as of immediately following the Merger Partner Merger Effective Time;

(l) If filings under the HSR Act are required, as determined pursuant to Section 5.14, any applicable waiting period shall have expired or been terminated;

(m) Merger Partner shall have received a written resignation, in a form reasonably satisfactory to Merger Partner, dated as of the Closing Date and effective as of the Merger Partner Merger Effective Time, executed by each of the officers and directors of Public Company that are not included in the Exhibit D-1 or Exhibit D-2, from their positions as such, of Public Company, including any characterization of the resigning officers cessation from employment;

(n) Public Company shall have delivered to Merger Partner a copy of the Tax Receivable Agreement, the Exchange Agreement and the Registration Rights Agreement each duly executed by Public Company;

(o) Public Company shall have delivered to Merger Partner a copy of the Amended Operating Agreement, duly executed by Public Company;

(p) Public Company shall have delivered to Merger Partner an agreement evidencing termination of Public Company as a party to that certain Management Services Agreement by and among Cellectis S.A., Cellectis, Inc. and Public Company, in form and substance reasonably acceptable to Merger Partner, effective as of or prior to the Closing; and

(q) Public Company shall have taken all steps necessary to effectuate Section 2.1(b)(i)(E), including amending the Public Company Stock Plans as needed to issue the awards contemplated by Section 2.1(b)(i)(E) and filing applicable registration statements with respect thereto.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Employee Matters.

(a) Solely to the extent any of the eligible participants in the Public Company 2021 Executive Severance Plan (the “Executive Severance Plan”) set forth on Schedule 7.1 are employed by Public Company

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immediately prior to the Closing and who (a) resign employment with Public Company, Merger Partner, and their affiliates on the Closing Date for any reason or (b) are terminated by Public Company or Merger Partner other than for Cause, death, or Disability (as such terms are defined in the Executive Severance Plan) on the Closing Date, shall be deemed to undergo a Qualifying Termination during a Change-In-Control Period and shall, effective as of the Closing, be entitled to receive the corresponding Severance Benefits as set forth in the Executive Severance Plan and applicable Participation Agreement. Any capitalized terms used in this Section 7.1 and not otherwise defined in this Agreement shall have the meanings ascribed thereto in the Executive Severance Plan.

(b) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of Public Company, Merger Partner, Blockers or any of their respective Subsidiaries any right to continue in the employ or service of Public Company, Merger Partner or any Subsidiary thereof, or shall interfere with or restrict in any way the rights of Public Company, Merger Partner or any Subsidiary thereof to discharge or terminate the services of any employee, officer, director or consultant at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Public Company Benefit Plan or Merger Partner Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of Public Company, Merger Partner or any Subsidiary to amend, modify or terminate any particular Public Company Benefit Plan, Merger Partner Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Closing. Without limiting the generality of Section 10.3 and subject to 7.2, nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, including any current or former employee, officer, director or consultant of Public Company, Merger Partner, any Blocker or any of their respective Subsidiaries, any third party beneficiary rights or any other right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

7.2 D&O Indemnification.

(a) From the Closing through the sixth (6th) anniversary of the Closing Date occurs, Public Company shall indemnify and hold harmless each Person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Closing, a director, manager or officer of Merger Partner, Public Company or any of their respective Subsidiaries (the “Indemnified Persons”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Person is or was an officer, director, manager, employee, trustee, fiduciary or agent of Merger Partner, Public Company or any of their respective Subsidiaries, or, while a director, manager or officer of Merger Partner, Public Company or any of their respective Subsidiaries, is or was serving at the request of Merger Partner, Public Company or any of their respective Subsidiaries as a director, manager, officer, employee or agent of another Person, whether asserted or claimed prior to, at or after the Closing, to the extent permitted under the applicable certificate of incorporation and bylaws or other organizational document. Each Indemnified Person will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from Public Company following receipt by Public Company from the Indemnified Party of a request therefor; provided that any Person to whom expenses are advanced provides an undertaking, to the extent then required by Delaware Law, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification. From the Closing through the sixth anniversary of the Closing Date, the certificate of incorporation and bylaws of Public Company will contain provisions at least as favorable as the provisions relating to the indemnification, advance of expenses and elimination of liability for monetary damages set forth in the certificate of incorporation and bylaws of Public Company immediately prior to the Closing.

(b) Prior to the Closing, Public Company shall purchase a six-year prepaid “D&O tail policy” (the “Public Company Tail Policy”) for the non-cancellable extension of the directors’ and officers’ liability coverage of Public Company’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Closing with respect to any claim related to any period of time at or

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prior to the Merger Partner Merger Effective Time with terms, conditions, retentions and limits of liability to be mutually agreed by Public Company and Merger Partner prior to the Closing (which approval will not be unreasonably withheld, conditioned or delayed), but that are no more favorable than the coverage provided under Public Company’s existing policies as of the date of this Agreement with respect to coverage of any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Public Company by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing (including in connection with this Agreement or the Mergers).

(c) Prior to the Closing, Merger Partner shall purchase a six-year prepaid “D&O tail policy” (the “Merger Partner Tail Policy”) for the non-cancellable extension of the directors’ and officers’ liability coverage of Merger Partner’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under Merger Partner’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a manager, director or officer of Merger Partner by reason of him or her serving in such capacity that existed or occurred at or prior to the Closing (including in connection with this Agreement or the Merger.

(d) Public Company shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by a Person in successfully enforcing such Person’s rights provided in this Section 7.2.

(e) Public Company and Merger Partner agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Closing, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, managers, officers or employees, as the case may be, of Public Company, Merger Partner or any of their respective Subsidiaries as provided in their respective certificates of incorporation or bylaws or other organization documents or in any agreement in existence immediately prior to the Closing shall survive the Mergers and shall continue in full force and effect. The provisions of this Section 7.2 are intended to be in addition to the rights otherwise available to the current officers, managers and directors of Public Company, Merger Partner or any of their respective Subsidiaries by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Persons, their heirs and their representatives. The obligations set forth in this Section 7.2 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person, or any Person who is a beneficiary under the policies referred to in this Section 7.2 and their heirs and representatives, without the prior written consent of such affected Indemnified Person or other Person.

(f) If Public Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of such Person shall assume all of the obligations of such Person set forth in this Section 7.2.

(g) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Merger Partner, Public Company or any of their respective Subsidiaries for any of their respective directors, managers, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 7.2 is not prior to or in substitution for any such claims under such policies.

7.3 Tax Matters.

(a) Public Company shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions (collectively, the “Transfer Taxes”) and file all

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necessary Tax Returns with respect to all Transfer Taxes, and, if required by applicable Law, Public Company and Merger Partner shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns and other document. Notwithstanding any other provision of this Agreement, Public Company and Merger Partner shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.

(b) For U.S. federal income tax purposes (and for purposes of any applicable state or local income tax that follows U.S. federal income tax treatment), each of the Parties intends that (the “Intended Tax Treatment”) (i) the Public Company’s acquisition of interests in Merger Partner by operation of the Merger Partner Merger, and Public Company’s issuance of Public Company Class A Common Stock and Public Company Class B Common Stock to Participating Members, Electing Members, holders of Merger Partner Warrants, and holders of Merger Partner PIUs at the Merger Partner Merger Effective Time, shall be treated as a transaction governed by Section 351 of the Code, (ii) the Blocker Mergers will each qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and (iii) and the other changes to the capital structure of Merger Partner at Closing contemplated by Sections 2.1(b)(i)(B) and 2.1(b)(ii) shall be treated as a non-taxable amendment to the partnership agreement under Section 761(c) of the Code, or as otherwise nontaxable under Revenue Ruling 84-52, 1984-1 C.B. 157 (or otherwise under Section 721 of the Code). This Agreement is hereby adopted as and shall constitute a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) with respect to each of the Blocker Mergers.

(c) Each of the Parties intends for the Transactions to qualify for the Intended Tax Treatment and will not, without the Unitholder Representative’s or Public Company’s consent (not to be unreasonably withheld, conditioned, or delayed), take any inconsistent position on any Tax Return or during the course of any audit, litigation or other proceeding with respect to Taxes, except as otherwise required by a determination within the meaning of Section 1313(a) of the Code. Each of the Parties agrees to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Authority.

(d) No Party shall knowingly take or cause to be taken any action, or fail to take or cause to be taken any action, which action or failure to act would reasonably be expected to prevent the Transactions from so qualifying for the Intended Tax Treatment.

(e) Public Company and Merger Partner shall use reasonable best efforts to execute and deliver customary representations reasonably requested by counsel to Public Company or counsel to Merger Partner, as applicable, for purposes of rendering opinions regarding the Intended Tax Treatment and other tax matters in connection with the Transactions, at such time or times as may be reasonably requested by such counsel, including in connection with the Closing and any filing of any Form S-4. In the event that the SEC (or its staff) requires a tax opinion regarding the Intended Tax Treatment, Merger Partner shall use its reasonable best efforts to cause Akin Gump Strauss Hauer & Feld LLP to deliver such opinion (subject to customary assumptions and limitations) to Merger Partner. For the avoidance of doubt, the delivery of tax opinions by counsel to Public Company or counsel to Merger Partner shall not be a condition to Closing under this Agreement.

(f) The Unitholder Representative shall prepare, or cause to be prepared, at the expense of Merger Partner, all income Tax Returns with respect to Pass-Through Income Taxes of Merger Partner (and its Subsidiaries) for any Pre-Closing Tax Period (other than the portion of any Straddle Period ending on the Closing Date) that are due after the Closing Date (taking into account applicable extensions) (each, a “Pass-Through Return”). Each Pass-Through Return, as prepared by the Unitholder Representative, shall be submitted to the Public Company for its review and approval no later than 45 days prior to its due date (taking into account applicable extensions). Public Company shall propose any comments on such Pass-Through Returns no later than 15 days prior to their due date (taking into account applicable extensions), and the Unitholder Representative and the Unitholder Representative shall consider in good faith any such comments. Public Company shall cause all Pass-Through Returns as prepared by the Unitholder Representative, to be timely filed and will promptly provide a copy of all filed Pass-Through Returns to the Unitholder Representative.

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(g) In the event of any proposed audit, adjustment, assessment, examination, claim or other controversy or proceeding relating to Pass-Through Income Taxes or any Pass-Through Return (a “Tax Contest”) with respect to a Straddle Period, Public Company will, within 15 days of it (or any of its Subsidiaries) being notified of such Tax Contest, notify the Unitholder Representative of such Tax Contest in writing. All Tax Contests for any taxable periods initiated or continuing after the Closing Date shall be controlled in accordance with the terms of the Merger Partner Operating Agreement.

(h) After the Closing, Public Company (and its Subsidiaries) will not, without the consent of the Unitholder Representative (which consent will not be unreasonably withheld, conditioned or delayed) or as required by applicable Law, (i) amend or otherwise modify any Pass-Through Return, (ii) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Pass-Through Income Taxes for Pre-Closing Tax Periods (other than the portion of any Straddle Period ending on the Closing Date) or audit of any Pass-Through Return, (iii) initiate with a taxing authority discussions or examinations or voluntary disclosures with respect to Pass-Through Taxes for Pre-Closing Tax Period or (iv) make or change any income election or accounting method or practice with respect to Pass-Through Income Taxes for Pre-Closing Tax Periods (other than the portion of any Straddle Period ending on the Closing Date) or Pass-Through Returns.

(i) Public Company, Merger Partner and the Unitholder Representative shall reasonably cooperate (and cause its Affiliates to reasonably cooperate), as and to the extent reasonably requested by each other Party and the Unitholder Representative, in connection with the preparation and filing of Tax Returns or any Tax Contest. Such cooperation shall include the provision of available records and information that are reasonably relevant to any such matter and making employees available on a mutually convenient basis to provide additional information and explanation with respect thereto.

(j) Public Company and the sole member of each Blocker shall reasonably cooperate (and cause their respective affiliates to reasonably cooperate) with respect to the administration of tax matters relating to such Blocker (including the preparation of Tax Returns and the conduct of any tax audits, adjustments, assessments, examinations, claims or other controversies or proceedings).

(k) Merger Partner has in effect, or shall make effective starting no later than the taxable year of the Closing, a valid election under Section 754 of the Code.

7.4 Transaction Litigation. In the event that any litigation related to this Agreement or the Transactions is brought, or, to the Knowledge of Public Company, threatened, against Public Company, any members of Public Company’s Board or the Public Company Support Stockholders under the Public Company Support Agreements (such litigation, “Public Company Transaction Litigation”), Public Company shall promptly notify Merger Partner of such Public Company Transaction Litigation and shall keep Merger Partner reasonably informed with respect to the status thereof. Public Company shall give Merger Partner a reasonable opportunity to participate in the defense or settlement, at Merger Partner’s sole expense and subject to a customary joint defense agreement, of any Public Company Transaction Litigation and shall consider in good faith Merger Partner’s advice with respect to such Public Company Transaction Litigation; provided that Public Company shall retain the right to control the defense of such Public Company Transaction Litigation in its sole discretion and the disclosure of information to Merger Partner in connection therewith shall be subject to the provisions of Section 5.11 (without giving effect to the words “upon reasonable notice and during normal business hours”); provided, that Public Company shall not settle or moot, or agree to settle or moot, any Public Company Transaction Litigation without the prior written consent of Merger Partner.

7.5 Asset Transfers. Immediately prior to the consummation of the Mergers, Public Company shall consummate the Asset Transfers in accordance with the terms of one or more Transfer Agreements in the form(s) to be agreed between Public Company and Merger Partner as promptly following the date hereof as practicable (the “Asset Transfer Agreements”). In exchange for the Asset Transfers, Merger Partner will agree that the outstanding Interim Funding subject to repayment thereafter shall be reduced to zero ($0) and Merger Partner shall issue to Public Company the number of Merger Partner Common Units set forth in the Allocation Schedule.

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ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Closing, whether before or, subject to the terms hereof, after receipt of the approval of the stockholders of Public Company or the members of Merger Partner and/or the Blockers:

(a) by mutual written consent of Public Company and Merger Partner; or

(b) by either Public Company or Merger Partner if the Merger shall not have been consummated by the Outside Date; provided, that if on the Outside Date, each of the conditions to closing set forth in Sections 6.1 and 6.2 shall not have been satisfied or waived by the parties entitled to the benefit thereof (other than conditions that, by their nature, are to be satisfied or waived at the Closing), then at the written election of Merger Partner (which written election shall include acknowledgment and agreement by Merger Partner that the Interim Funding available to Public Company shall be increased pursuant to Section 5.17), the Outside Date may be extended to June 30, 2023 (and in the case of such extension, any reference to the Outside Date in any other provision of this Agreement shall be a reference to the Outside Date, as extended); provided, however, that the right to terminate this Agreement under this Section this Section 8.1(b) shall not be available to a party if the failure of the Mergers to have been consummated on or before the Outside Date was primarily due to such party’s action or failure to act, where such action or failure to act constitutes a breach of this Agreement (with any action or failure to act by a Blocker being considered an action or failure to act by Merger Partner); or

(c) by either Public Company or Merger Partner if a Governmental Entity of competent jurisdiction shall have issued a nonappealable final order, decree or ruling or taken any other nonappealable final action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting any of the Mergers; provided, however, that the right to terminate this Agreement under this Section 8.1(c) shall not be available to a party if the issuance of such order, decree, ruling or the taking of such action was primarily due to such party’s action or failure to act, where such action or failure to act constitutes a breach of this Agreement (with any action or failure to act by a Blocker being considered an action or failure to act by Merger Partner); or

(d) by Public Company, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Merger Partner or a Blocker set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 6.1(a) or 6.1(b) not to be satisfied and (ii) shall not have been cured, if capable of being cured, or waived within 30 days following receipt by Merger Partner of written notice of such breach or failure to perform from Public Company; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to Public Company if Public Company or Merger Subsidiary then in material breach of any representation, warranty or covenant set forth in this Agreement; or

(e) by Merger Partner, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Public Company or Merger Subsidiary set forth in this Agreement, which breach or failure to perform (i) would cause the conditions set forth in Section 6.2(a) or 6.2(b) not to be satisfied and (ii) shall not have been cured, if capable of being cured, or waived within 30 days following receipt by Public Company of written notice of such breach or failure to perform from Merger Partner; provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to Merger Partner if Merger Partner is then in material breach of any representation, warranty or covenant set forth in this Agreement; or

(f) by Merger Partner, at any time prior to receipt of the Public Company Stockholder Approval, if: (i) the Public Company Board shall have effected a Public Company Board Adverse Recommendation Change; or (ii) Public Company shall have committed a material breach of Public Company’s obligations under Section 5.4 of this Agreement; or

(g) by Public Company, at any time prior to receipt of the Public Company Stockholder Approval, if each of the following occur: (i) Public Company shall have received a Superior Offer; (ii) Public Company shall

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have complied with its obligations under Section 5.4 with respect to such Superior Offer, including with respect to making a Public Company Board Recommendation Change with respect to such Superior Offer; (iii) the Public Company Board approves such Superior Offer, and Public Company substantially concurrently with the termination of this Agreement enters into, a definitive agreement with respect to such Superior Offer; and (iv) prior to or substantially concurrently with such termination, Public Company pays to Merger Partner the amounts contemplated by Sections 8.3(b) and 8.3(d); or

(h) by either Public Company or Merger Partner if (i) Public Company Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and Public Company’s stockholders shall have taken a final vote on Public Company Stockholder Matters and the Other Public Company Stockholder Matters and (ii) any of the Public Company Stockholder Matters or the Other Public Company Stockholder Matters shall not have been approved at the Public Company Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Public Company Stockholder Vote; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(h) shall not be available to Public Company if Public Company’s actions or failure to act has been a principal cause of the failure of Public Company to obtain the Required Public Company Stockholder Vote and such action or failure to act constitutes a breach by Public Company of this Agreement; and

(i) by Public Company, if (x) the Merger Partner Member Approval and the Blocker Approvals shall not have been obtained prior to 5:00 p.m., New York time, on the date that is ten (10) Business Days following the date that the SEC declares the Registration Statement effective or (y) Merger Partner shall have committed a material breach of Merger Partner’s obligations under Section 5.5.

The party desiring to terminate this Agreement pursuant to this Section 8.1 (other than pursuant to Section 8.1(a)) shall give notice of such termination to the other party specifying the provisions hereof pursuant to which such termination is made and the basis therefore described in reasonable detail.

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 8.2, Section 8.3, Article X and the definitions of the defined terms in such Sections (including the definitions of such defined terms in Article IX) shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 8.3 shall not relieve any party of any liability for Fraud committed prior to such termination or for any Willful Breach prior to such termination of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

8.3 Fees and Expenses.

(a) Except as otherwise expressly provided herein (including in this Section 8.3), whether or not the Mergers are consummated, each party will pay all fees and expenses (including legal and accounting fees and expenses) incurred by it in connection with the Transactions.

(b) If:

(i) (A) this Agreement is terminated pursuant to Section 8.1(b), Section 8.1(e) or Section 8.1(h) and (B) an Acquisition Proposal with respect to Public Company shall have been publicly announced or disclosed to Public Company or Public Company Board after the date of this Agreement but prior to the termination of this Agreement (which shall not have been withdrawn), and (C) within twelve (12) months after the date of such termination, Public Company enters into a definitive agreement with respect to or consummates an Acquisition Proposal; or

(ii) this Agreement is terminated by Merger Partner pursuant to Section 8.1(f) or by Public Company pursuant to Section 8.1(g);

then Public Company shall pay to Merger Partner an amount equal to $1,000,000 (a “Public Company Termination Fee”) within three (3) Business Days of the termination of this Agreement or, in the cause of clause (i) above, the date of the applicable triggering event.

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(c) If this Agreement is terminated by Public Company pursuant to Section 8.1(i) or by Merger Partner pursuant to Section 8.1(e) at a time when Public Company had the right to terminate this Agreement pursuant to Section 8.1(i), then Merger Partner shall pay to Public Company an amount equal to $1,000,000 (a “Merger Partner Termination Fee”) and reimburse Public Company for Public Company’s reasonable and documented out-of-pocket costs and expenses incurred in connection with this Agreement (such reimbursement not to exceed $500,000) within three (3) Business Days of the termination of this Agreement.

(d) Any amounts due under this Section 8.3 shall be paid by wire transfer of same day funds. If a party fails to pay when due any amount payable by it under this Section 8.3, then such party shall (i) reimburse the other party for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred by it in connection with the collection of such overdue amount and the enforcement by such party of its rights under this Section 8.3 and (ii) pay to the other party interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(e) The parties agree that, subject to Section 8.2, (i) payment of the Public Company Termination Fee set forth in this Section 8.3 shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of Merger Partner and Blockers following the termination of this Agreement, it being understood that in no event shall Public Company be required to pay a Public Company Termination Fee on more than one occasion and (ii) following payment of the Public Company Termination Fee (x) Public Company shall have no further liability to Merger Partner or the Blockers in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Public Company giving rise to such termination, or the failure of the Transactions to be consummated, (y) neither Merger Partner or a Blocker nor any of their respective Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Public Company or Merger Subsidiary or seek to obtain any recovery, judgment or damages of any kind against such parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such parties giving rise to such termination or the failure of the Transactions to be consummated and (z) Merger Partner, Blockers and their respective Affiliates shall be precluded from any other remedy against Public Company, Merger Subsidiary and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such party giving rise to such termination or the failure of the Transactions to be consummated.

(f) Each of the parties acknowledges that (i) the agreements contained in this Section 8.3 are an integral part of the Transactions, (ii) without these agreements, the parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 8.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the applicable party in the circumstances in which such amount is payable.

8.4 Amendment. Prior to the Closing, this Agreement may be amended by Public Company and Merger Partner at any time before or after receipt of the Public Company Stockholder Approval or the Merger Partner Member Approval, but, after receipt of the Public Company Stockholder Approval or the Merger Partner Member Approval, no amendment shall be made which by Law requires further approval by such stockholders or members, as applicable, without such further approval; provided, however, that any such amendment that adversely effects a Blocker shall also require the approval of such Blocker. This Agreement may not be amended except by an instrument in writing signed by Public Company, Merger Partner and the applicable Blockers (if any).

8.5 Extension; Waiver. (a) At any time prior to the Closing, Public Company and Merger Partner may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions

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contained herein; (b) any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party; (c) such extension or waiver shall not be deemed to apply to any time for performance, inaccuracy in any representation or warranty, or noncompliance with any agreement or condition, as the case may be, other than that which is specified in the extension or waiver; and (d) the failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE IX

DEFINITIONS

For purposes of this Agreement, each of the following terms has the meaning set forth below.

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by Merger Partner, on the one hand, or Public Company, on the other hand, to the other Party) that could reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of Merger Partner or any of its Subsidiaries, on the one hand, or by or on behalf of Public Company or any of its Subsidiaries, on the other hand, to the other Party) contemplating or otherwise relating to or that could reasonably be interpreted to lead to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(a) any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing (A) with respect to Public Company more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries or (B) with respect to Merger Partner more than 35% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which (Y) Public Company or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of Public Company or any of its Subsidiaries or (Z) Merger Partner or any of its Subsidiaries issues securities representing more than 35% of the outstanding securities of any class of voting securities of Merger Partner or any of its Subsidiaries; or

(b) any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Additional Merger Partner Unit” has the meaning set forth in Section 2.3.

“Affiliate” means, with respect to a Person, any other Person who is an “affiliate” of that Person within the meaning of Rule 405 promulgated under the Securities Act.

“Agreement” has the meaning set forth in the first paragraph of this Agreement.

“Allocation Schedule” means the schedule attached hereto as Exhibit G (as such schedule may be updated, corrected, amended or modified in accordance with Section 2.3 from time to time), setting forth for each holder of a Merger Partner Unit and of a Merger Partner Warrant and of an equity interest in each Blocker: (i) the name

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and address for such Person; (ii) the number and class of interests of Merger Partner and each Blocker, as applicable, held by such Person; and (iii) the portion of the Merger Consideration attributable to such Person.

“Amended By-Laws” has the meaning set forth in Section 1.3(a).

“Amended Certificate” has the meaning set forth in Section 1.3(a).

“Amended Operating Agreement” has the meaning set forth in Section 1.3(c).

“Anti-Bribery Laws” has the meaning set forth in Section 3.17.

“Asset Transfer Agreements” has the meaning set forth in Section 7.5.

“Asset Transfers” has the meaning set forth in the Recitals.

“Blocker 1” has the meaning set forth in the Recitals.

“Blocker 2” has the meaning set forth in the Recitals.

“Blocker 3” has the meaning set forth in the Recitals.

“Blocker 4” has the meaning set forth in the Recitals.

“Blocker 5” has the meaning set forth in the Recitals.

“Blocker 6” has the meaning set forth in the Recitals.

“Blocker 7” has the meaning set forth in the Recitals.

“Blocker 8” has the meaning set forth in the Recitals.

“Blocker 9” has the meaning set forth in the Recitals.

“Blocker 10” has the meaning set forth in the Recitals.

“Blocker Approvals” means a written consent of the sole member of each of Blocker 2 through Blocker 10 wherein the sole member of each such Blocker adopted this Agreement and approved the Transactions, including the applicable Blocker Merger, in each case, consistent with the applicable provisions of such Blocker’s Organizational Documents and Delaware Law.

“Blocker Certificate of Merger” has the meaning set forth in Section 1.1(a)(i).

“Blocker Merger Effective Time” has the meaning set forth in Section 1.1(a)(iii).

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions located in Wilmington, Delaware or New York, New York are permitted or required by Law, executive order or governmental decree to remain closed.

“CERCLA” means the federal Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

“Certifications” has the meaning set forth in Section 4.6(a).

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“Closing” means the closing of the Transactions.

“Closing Date” means (a) the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VI (other than the delivery of items to be delivered at the Closing and other than satisfaction of those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the delivery of such items and the satisfaction or waiver of such conditions at the Closing) or (b) such other date as may be mutually agreed to in writing by Merger Partner and Public Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement dated September 7, 2022 between Merger Partner and Public Company.

“Copyright” has the meaning set forth in the definition of “Intellectual Property” herein.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or any other applicable Law, order or recommendations of a Governmental Entity, or any applicable directive or guidance from any applicable industry group widely followed by the party’s industry peer companies in response to COVID-19.

“Delaware Law” means, as the context requires, the DGCL and/or the DLLCA.

“Design” has the meaning set forth in the definition of “Intellectual Property” herein.

“Determination Notice” has the meaning set forth in Section 5.9(d)(i).

“DGCL” means the Delaware General Corporation Law, as amended.

“Disclosure Statement” means a written information statement, which shall include a copy of the Proxy Statement/Prospectus and shall contain the information prescribed by Section 5.10(b).

“DLLCA” means the Delaware Limited Liability Company Act, as amended.

“DOL” has the meaning set forth in Section 3.15(a).

“Effect” has the meaning set forth in the definition of “Merger Partner Material Adverse Effect” herein.

“Eighth Blocker Merger” has the meaning set forth in the Recitals.

“Electing Member” has the meaning set forth in Section 2.5(b).

“Election Deadline” has the meaning set forth in Section 2.5(c).

“Election Form” has the meaning set forth in Section 2.5(a).

“Election Period” has the meaning set forth in Section 2.5(c).

“Employee Benefit Plans” means all (a) “employee benefit plans,” as defined in Section 3(3) of ERISA, together with plans or arrangements that would be so defined if they were not (i) otherwise exempt from ERISA

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by Section 3(3) of ERISA or another Section of ERISA, (ii) maintained outside the United States or (iii) individually negotiated or applicable only to one individual and (b) any other written or oral benefit arrangement or obligation to provide benefits as compensation for services rendered, including employment or consulting agreements (except for agreements that provide termination at no cost to Merger Partner), severance agreements, arrangements, plans or pay policies, stay or retention bonuses or compensation, incentive (including equity or equity-linked) plans, programs or arrangements, patent award programs, relocation benefits, loan, sick leave, vacation pay, plant closing benefits, salary continuation or insurance for disability, individual consulting, or other compensation arrangements, retirement, supplemental retirement, pension, deferred compensation, profit sharing, bonus, stock option or purchase plans or programs, hospitalization, medical insurance, life insurance, dental insurance, tuition reimbursement or scholarship programs, any plans subject to Section 125 of the Code and any plans providing benefits or payments in the event of a change of control, change in ownership or effective control, or sale of a substantial portion (including all or substantially all) of the assets of any business or portion thereof.

“Employment Agreement” has the meaning set forth in the Recitals.

“Environmental Law” means any Law relating to the environment, occupational health and safety, or exposure of Persons or property to Materials of Environmental Concern, including any statute, regulation, administrative decision or order pertaining to: (a) the presence of or the treatment, storage, disposal, generation, transportation, handling, distribution, manufacture, processing, use, import, export, labeling, recycling, registration, investigation or remediation of Materials of Environmental Concern or documentation related to the foregoing; (b) air, water and noise pollution; (c) groundwater and soil contamination; (d) the release, threatened release, or accidental release into the environment, the workplace or other areas of Materials of Environmental Concern, including emissions, discharges, injections, spills, escapes or dumping of Materials of Environmental Concern; (e) transfer of interests in or control of real property which may be contaminated; (f) community or worker right-to-know disclosures with respect to Materials of Environmental Concern; (g) the protection of wild life, marine life and wetlands, and endangered and threatened species; (h) storage tanks, vessels, containers, abandoned or discarded barrels and other closed receptacles; and (i) health and safety of employees and other Persons. As used above, the term “release” shall have the meaning set forth in CERCLA.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means any entity that is, or at any applicable time was, a member of (a) a controlled group of corporations (as defined in Section 414(b) of the Code), (b) a group of trades or businesses under common control (as defined in Section 414(c) of the Code), or (c) an affiliated service group (as defined under Section 414(m) of the Code or the regulations under Section 414(o) of the Code).

“Exchange and Paying Agent” means Broadridge Corporate Issuer Solutions, Inc., in its capacity as exchange and paying agent, or another bank or trust company reasonably and mutually acceptable to Public Company and Merger Partner.

“Exchange and Paying Agent Agreement” means an agreement, in form and substance reasonably acceptable to Merger Partner, to be entered into at or prior to the Effective Time by the Exchange and Paying Agent and Public Company, governing the disbursement of the Payment Fund.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agreement” has the meaning set forth in the Recitals.

“Exchanges” has the meaning set forth in the Recitals.

“Excluded Units” has the meaning set forth in Section 2.5(b).

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“Executive Severance Plan” has the meaning set forth in Section 7.1(a).

“Fifth Blocker Merger” has the meaning set forth in the Recitals.

“First Blocker Merger” has the meaning set forth in the Recitals.

“Fourth Blocker Merger” has the meaning set forth in the Recitals.

“Fraud” with respect to a party means intentional common law fraud under Delaware law in the making of the representations and warranties in this Agreement.

“Fundamental Representations” means, with respect to Merger Partner, the representations in Sections 3.1, 3.2, 3.3(c), 3.4 (other than 3.4(c)(iii) and 3.4(c)(iv)), 3.21, 3.22, 3.23, 3.24 and 3.25 (other than 3.25(b)(iii) and 3.25(b)(iv)) and, with respect to Public Company, the representations in Sections 4.1, 4.2, 4.4 (other than 4.4(c)(iii) and 4.4(c)(iv)), 4.5, 4.22 and 4.25).

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any federal, state, local or foreign government or any court, arbitrational tribunal, administrative agency or commission or government authority acting under the authority of the federal or any state, local or foreign government.

“HSR” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” with respect to any Person means (a) any indebtedness or other obligation for borrowed money or under bonds, notes, debentures or similar instruments, letters of credit, acceptance credit or similar facilities, as well as any cash advances; (b) any obligation incurred for all or any part of the purchase price of property or other assets (including earnout, milestone, royalty and similar obligations) or for the cost of property or other assets constructed or of improvements thereto, other than accounts payable included in current liabilities and incurred in respect of property purchased in the Ordinary Course of Business; (c) letters of credit issued for the account of such Person to the extent drawn; (d) lease obligations required to be capitalized by GAAP; (e) all guarantees and similar obligations of such Person with respect to obligations of another Person of the nature described in clauses (a), (b), (c) or (d) above; (f) all bankers acceptances and overdrafts; (g) declared but unpaid dividends or distributions; and (h) all interest, prepayment premiums and penalties, guarantees, and any other fees, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any indebtedness listed in clause (a) above.

“Intellectual Property” means, in any and all jurisdictions throughout the world, all (a) patents, patent applications, inventors’ certificates, utility models, statutory invention registrations, and other indicia of ownership of an invention, discovery or improvement issued by a Governmental Authority, including reissues, divisionals, continuations, continuations-in-part, extensions, reexaminations and other pre-grant and post-grant forms of the foregoing (collectively, “Patents”), (b) trademarks, service marks, trade dress, slogans, logos, symbols, trade names, brand names and other identifiers of source or goodwill recognized by any Governmental Authority, including registrations and applications for registration thereof and including the goodwill symbolized thereby or associated therewith (collectively, “Trademarks”), and Internet domain names and associated uniform resource locators, (c) copyrights, whether in published and unpublished works of authorship, registrations, applications, renewals and extensions therefor, mask works, and any and all similar rights recognized in a work of authorship by a Governmental Authority (collectively, “Copyrights”), (d) any rights in any inventions, discoveries, improvements and all other confidential or proprietary Information (including know-how, data, formulas, processes and procedures, research records, records of inventions, test information, and market surveys), and all rights to limit the use or disclosure thereof (collectively, “Trade Secrets”), (e) registered and

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unregistered design rights (collectively, “Designs”), (f) rights of privacy and publicity, and (g) any and all other intellectual or industrial property rights recognized by any Governmental Authority under the Laws of any country throughout the world.

“Intended Tax Treatment” has the meaning set forth in Section 7.3(b).

“Interim Funding” has the meaning set forth in Section 5.17.

“Knowledge” and words of similar effect means (a) with respect to Public Company, the actual knowledge of each of the individuals identified in Section 9.01 of the Public Company Disclosure Schedule, in each case after due and reasonable inquiry of their respective direct reports and (b) with respect to Merger Partner and the Blockers, the actual knowledge of each of the individuals identified in Section 9.01 of the Merger Partner Disclosure Schedule, in each case after due and reasonable inquiry of their respective direct reports.

“Law” means any United States federal, state or local or foreign law, common law, statute, standard, ordinance, code, rule, regulation, resolution or promulgation, or any decree, order, injunction, rule, judgment, consent of or by any Governmental Entity, or any Permit or similar right granted under any of the foregoing, or any similar provision having the force or effect of law.

“Lease” means any lease, sublease, license, or occupancy agreement pursuant to which Merger Partner (or its Subsidiaries) or Public Company (or its Subsidiaries), as applicable, leases or subleases from or to another party any real property, or otherwise occupies any real property.

“Legal Proceeding” means any action, suit, proceeding (including administrative proceeding), claim, complaint, hearing, information request, notice of violation, arbitration, inquiry or investigation of or before any Governmental Entity or before any arbitrator.

“Letter of Transmittal” means a letter of transmittal in the form to be mutually agreed between Public Company and Merger Partner promptly following the execution and delivery of this Agreement.

“Lien” means any mortgage, pledge, security interest, encumbrance, charge or other lien (whether arising by contract or by operation of Law.

“Mailing Date” has the meaning set forth in Section 2.5(a).

“Management Services Agreement” means that certain Management Services Agreement, dated January 1, 2016, by and among Cellectis SA, a French Société Anonyme, Cellectis, Inc., a Delaware corporation, and Public Company, as amended by that certain First Amendment to the Management Services Agreement, dated July 25, 2017, and that certain Second Amendment to Management Services Agreement, dated January 29, 2020.

“Materials of Environmental Concern” means any: pollutants, contaminants or hazardous substances (as such terms are defined under CERCLA), pesticides (as such term is defined under the Federal Insecticide, Fungicide and Rodenticide Act), solid wastes and hazardous wastes (as such terms are defined under the Resource Conservation and Recovery Act), chemicals, other hazardous, radioactive or toxic materials, oil, petroleum and petroleum products (and fractions thereof), or any other material (or article containing such material) listed or subject to regulation under any Law due to its potential, directly or indirectly, to harm the environment or the health of humans or other living beings.

“Measurement Date” has the meaning set forth in 4.2(a).

“Mergers” has the meaning set forth in the Recitals.

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“Merger Consideration” means the shares of Public Company Class A Common Stock and Public Company Class B Common Stock and Merger Partner Common Units, as applicable, calculated in accordance with Section 2.1.

“Merger Partner” has the meaning set forth in the first paragraph of this Agreement.

“Merger Partner Benefit Plan” means any Employee Benefit Plan in respect of any employees, independent contractors, directors, officers or members of Merger Partner or any of its Subsidiaries that are sponsored or maintained by Merger Partner or any of its Subsidiaries or with respect to which Merger Partner or any of its Subsidiaries is required to make payments, transfers or contributions or has or may have any actual, potential or contingent liability.

“Merger Partner Board” means the board of managers of Merger Partner.

“Merger Partner Certificate of Merger” has the meaning set forth in Section 1.1(b)(i).

“Merger Partner Change in Circumstance” means a change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Merger Partner that occurs or arises after the date of this Agreement that was neither known to Merger Partner or Merger Partner Board nor reasonably foreseeable on, or prior to, the date of this Agreement.

“Merger Partner Common Unit” means the units of Merger Partner designated as “Common Units” with such rights and restrictions as to be set forth in the Amended Operating Agreement.

“Merger Partner Contract” has the meaning set forth in Section 3.11(a).

“Merger Partner Disclosure Schedule” means Merger Partner Disclosure Schedule provided by Merger Partner to Public Company on the date hereof.

“Merger Partner Employee” means any employee (whether current or former) of Merger Partner or any Subsidiary of Merger Partner.

“Merger Partner Financial Statements” means:

(a) the consolidated audited balance sheets, statements of operations and comprehensive loss, statements of convertible preferred stock and stockholders’ deficit and statements of cash flows of Merger Partner as of the end of and for each of the fiscal years ended December 31, 2020 and 2021, as certified without qualification by BDO USA, LLC, Merger Partner’s independent public accountants; and

(b) the consolidated unaudited balance sheets of Merger Partner for any interim periods after December 31, 2021, including at September 30, 2022, and the related consolidated unaudited statements of operations and comprehensive loss, statements of convertible preferred stock and stockholders’ deficit and statements of cash flows for each of the interim period then ended.

“Merger Partner Intellectual Property” has the meaning set forth in Section 3.10(b).

“Merger Partner Insurance Policies” has the meaning set forth in Section 3.19(a).

“Merger Partner IT Systems” means any computer systems, networks, hardware, software and other information technology equipment used in connection with the business of Merger Partner and its Subsidiaries.

“Merger Partner Material Adverse Effect” means any change, event, effect, circumstance or development (collectively, “Effects”) that, considered together with all other Effects, has or would reasonably be expected to

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have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Merger Partner or its Subsidiaries, taken as a whole; provided, however, that Effects resulting from the following shall not be taken into account in determining whether there has been a Merger Partner Material Adverse Effect: (a) general business or economic conditions generally affecting the industry in which Merger Partner and its Subsidiaries operate, (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism (including cyberterrorism), earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19) and related or associated epidemics, disease outbreaks and any governmental or industry responses thereto (including quarantine restrictions), (c) changes in financial, banking, securities markets, or general economic, regulatory, legislative or political conditions (including changes in interest or exchange rates), (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (e) resulting from the announcement of this Agreement or the pendency of the Transactions, (g) the failure of Merger Partner to meet internal expectations or projections or the results of operations of Merger Partner in and of itself (it being understood, however, that any Effect causing or contributing to such failure may be taken into account in determining whether a Merger Partner Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition) or (h) resulting from the taking of any action required to be taken by this Agreement, except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting Merger Partner and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Merger Partner and its Subsidiaries operate (and then only the amount of such disproportionate impact shall be taken into account).

“Merger Partner Member Approval” means approval of (i) a majority of the issued and outstanding Series D Preferred Units in Merger Partner, (ii) a majority of the issued and outstanding Series E Preferred Units in Merger Partner, (iii) a majority of the issued and outstanding Series F Preferred Units in Merger Partner and (iv) a majority of the issued and outstanding Preferred Units in Merger Partner in each of cases (i) through (iv) to (a) agree to convert all issued and outstanding Preferred Units in Merger Partner into Voting Common Units on a one-for-one basis and (b) approve the Transactions.

“Merger Partner Merger Effective Time” has the meaning set forth in Section 1.1(b)(iii).

“Merger Partner PIU” means Common Units of the Merger Partner, which are “profits interests” (as described in IRS Revenue Procedure 93-27 and IRS Revenue Procedure 2001-43) in Merger Partner.

“Merger Partner Preferred Unit” means a membership unit representing a preferred membership interest in Merger Partner, which may be designated as a Series A Preferred Unit, Series B Preferred Unit, Series C Preferred Unit, Series D Preferred Unit, Series E Preferred Unit or Series F Preferred Unit.

“Merger Partner Privacy Requirements” has the meaning set forth in Section 3.20(a).

“Merger Partner Support Agreement” has the meaning set forth in the Recitals.

“Merger Partner Support Holders” has the meaning set forth in the Recitals.

“Merger Partner Termination Fee” has the meaning set forth in Section 8.3(c).

“Merger Partner Unit” means a membership unit representing a membership interest in Merger Partner, which may be designated as a Series A Preferred Unit, Series B Preferred Unit, Series C Preferred Unit, Series D Preferred Unit, Series E Preferred Unit, Series F Preferred Unit, Voting Common Unit or Common Units.

“Merger Partner Warrant” means a warrant to purchase membership units representing a membership interest in Merger Partner.

“Merger Subsidiary” has the meaning set forth in the first paragraph of this Agreement.

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“Ninth Blocker Merger” has the meaning set forth in the Recitals.

“OFCCP” has the meaning set forth in Section 3.14(g).

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to frequency and amount) of the applicable Person, including, without limitation, with respect to the preparation and making of filings with the SEC.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of incorporation or organization and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all by-laws, stockholder agreements, voting agreements and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Outside Date” means May 15, 2023, as may be extended pursuant to Section 8.1(b).

“Participating Member” means any member of Merger Partner prior to the Merger Partner Merger Effective Time, other than the Blockers, the Electing Members or Public Company or its Subsidiaries.

“Pass-Through Income Tax” means any income Tax with respect to which the holders of units of Merger Partner outstanding as of immediately prior to the Closing (or any of their direct or indirect owners) would be primarily liable as a matter of Tax Law (e.g., the income Tax liability for items of income, gain, loss, deduction and credit passed-through to owners of an entity treated as a partnership for U.S. federal income Tax purposes).

“Pass-Through Return” has the meaning set forth in Section 7.3(e).

“Patent” has the meaning set forth in the definition of “Intellectual Property” herein.

“Payment Fund” has the meaning set forth in Section 2.2(a).

“Permits” means all permits, licenses, registrations, certificates, orders, exemptions, approvals, franchises, variances, clearances and similar rights issued by or obtained from any Governmental Entity (including those issued or required under Environmental Laws and those relating to the occupancy or use of owned or leased real property).

“Permitted Lien” means than (a) mechanic’s, material men’s and similar liens to secure claims for labor, materials or supplies arising in the Ordinary Course of Business of the applicable party and its Subsidiaries, (b) liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (c) liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the Ordinary Course of Business of the applicable Party and its Subsidiaries, (d) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and, in each case, for which adequate reserves have been made in accordance with GAAP on the applicable party’s unaudited interim balance sheet, as applicable, (e) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (f) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law in the Ordinary Course of Business of the applicable party and its Subsidiaries, (g) non-exclusive licenses of Intellectual Property granted by a party or any of its Subsidiaries, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property subject thereto, and (h) liens that, individually or in the aggregate, are not material to Merger Partner (and its Subsidiaries) or Public Company (and its Subsidiaries), as applicable, taken as a whole.

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“Person” means any natural Person, firm, limited liability company, general or limited partnership, association, corporation, unincorporated organization, company, joint venture, trust, Governmental Entity or other entity.

“Personal Information” has the definition that “Personal information,” “Personal data,” “protected health information” and similar terms are assigned under applicable Law.

“Pre-Closing Period” means the period commencing on the date of this Agreement and ending at the Effective Time or such earlier date as this Agreement is terminated in accordance with its terms.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period through and including the Closing Date.

“Privacy Laws” means any Laws that govern the receipt, collection, compilation, use, storage, sharing, safeguarding, security, disposal, destruction, disclosure, transfer or other processing of Personal Information, and any Laws governing privacy, data security, data or security breach notification, and any order of a Governmental Entity dealing with same, including, without limitation: (i) Section 5 of the Federal Trade Commission Act, the Health Information Portability and Accountability Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, the California Online Privacy Protection Act, the California Consumer Privacy Act, the Illinois Biometric Information Privacy Act and other Laws governing the processing of biometric data, the Massachusetts Data Security Regulations set forth at 201 CMR 17.00, and any other United States federal and state Laws implementing, supplementing or amending the foregoing or otherwise concerning privacy, data protection, data security, or electronic marketing; and (ii) any Laws in any relevant jurisdiction concerning privacy, data protection, data security, or electronic marketing.

“Proxy Statement/Prospectus” means the proxy statement/prospectus, which shall be included in the Registration Statement, to be sent to Public Company’s stockholders in connection with the Public Company Stockholders’ Meeting.

“Public Company” has the meaning set forth in the first paragraph of this Agreement.

“Public Company Benefit Plan” means any Employee Benefit Plan in respect of any employees, independent contractors, directors, officers or shareholders of Public Company or any of its Subsidiaries that are sponsored or maintained by Public Company or any Subsidiary or with respect to which Public Company or any of its Subsidiaries is required to make payments, transfers or contributions or has or may have any actual, potential or contingent liability.

“Public Company Board” means the board of directors of Public Company.

“Public Company Board Adverse Recommendation Change” has the meaning set forth in Section 5.9(c).

“Public Company Board Recommendation” has the meaning set forth in Section 5.9(c).

“Public Company Change in Circumstance” means a change in circumstances (other than an Acquisition Proposal) that affects the business, assets or operations of Public Company that occurs or arises after the date of this Agreement that was neither known to Public Company or Public Company Board nor reasonably foreseeable on, or prior to, the date of this Agreement.

“Public Company Class A Common Stock” means the Class B Common Stock, par value $0.0001 per share, of Public Company.

“Public Company Class B Common Stock” means the Class B Common Stock, par value $0.0001 per share, of Public Company.

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“Public Company Common Stock” means the common stock, $0.0001 par value per share, of Public Company.

“Public Company Contract” has the meaning set forth in Section 4.12(a).

“Public Company Disclosure Schedule” means Public Company Disclosure Schedule provided by Public Company to Merger Partner on the date hereof.

“Public Company Employee” means any employee (whether current or former) of Public Company or any of its Subsidiaries.

“Public Company Financial Statements” means: each of the consolidated financial statements (including, in each case, any related notes and schedules) contained in Public Company SEC Reports.

“Public Company Insurance Policy” has the meaning set forth in Section 4.20(a).

“Public Company Intellectual Property” has the meaning set forth in Section 4.11.

“Public Company IT Systems” means any computer systems, networks, hardware, software and other information technology equipment used in connection with the business of Public Company and its Subsidiaries.

“Public Company Material Adverse Effect” means any Effect that, considered together with all other Effects, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Public Company or its Subsidiaries, taken as a whole; provided, however, that Effects resulting from the following shall not be taken into account in determining whether there has been a Public Company Material Adverse Effect: (a) general business or economic conditions generally affecting the industry in which Public Company and its Subsidiaries operate, (b) acts of war, the outbreak or escalation of armed hostilities, acts of terrorism (including cyberterrorism), earthquakes, wildfires, hurricanes or other natural disasters, health emergencies, including pandemics (including COVID-19) and related or associated epidemics, disease outbreaks and any governmental or industry responses thereto (including quarantine restrictions), (c) changes in financial, banking, securities markets, or general economic, regulatory, legislative or political conditions (including changes in interest or exchange rates), (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (e) resulting from the announcement of this Agreement or the pendency of the Transactions, (g) the failure of Public Company to meet internal expectations or projections or the results of operations of Public Company in and of itself (it being understood, however, that any Effect causing or contributing to such failure may be taken into account in determining whether a Public Company Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition) or (h) resulting from the taking of any action required to be taken by this Agreement, except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting Public Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Public Company and its Subsidiaries operate (and then only the amount of such disproportionate impact shall be taken into account).

“Public Company Privacy Requirements” has the meaning set forth in Section 4.21(a).

“Public Company PSU” has the meaning set forth in Section 4.2(b).

“Public Company RSU” has the meaning set forth in Section 4.2(b).

“Public Company SEC Reports” has the meaning set forth in Section 4.6.

“Public Company Stock Option” has the meaning set forth in Section 4.2(b).

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“Public Company Stock Plan” has the meaning set forth in Section 4.2(b).

“Public Company Stockholder Approval” means the approval of the Public Company Stockholder Matters and the Other Public Company Stockholder Matters by the stockholders of Public Company.

“Public Company Stockholder Matters” has the meaning set forth in Section 5.9(a).

“Public Company Stockholder Meeting” has the meaning set forth in Section 5.9(a).

“Public Company Support Stockholders” has the meaning set forth in the Recitals.

“Public Company Support Agreements” has the meaning set forth in the Recitals.

“Public Company Termination Fee” has the meaning set forth in Section 8.3(b).

“Public Company Transaction Litigation” has the meaning set forth in Section 7.4.

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Public Company Common Stock) to be filed with the SEC by Public Company registering the public offering and sale of Public Company Common Stock to the equity holders of Blockers and Merger Partner in the Mergers, as may be amended prior to the time it is declared effective by the SEC.

“Representatives” means, with respect to any Person, such Person’s directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Required Public Company Stockholder Vote” means the affirmative vote of the holders of a majority of the issued and outstanding shares Public Company Common Stock entitled to vote thereon at a meeting of the holders of Public Company Common Stock duly called and convened in accordance with the Proxy Statement/Prospectus, Delaware Law, Public Company’s Organizational Documents and the rules and regulations of Nasdaq.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Second Blocker Merger” has the meaning set forth in the Recitals.

“Securities Act” means the Securities Act of 1933, as amended.

“Seventh Blocker Merger” has the meaning set forth in the Recitals.

“Sixth Blocker Merger” has the meaning set forth in the Recitals.

“Straddle Period” means any taxable period that beings on or before the Closing Date and ends after the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, trust, limited liability company or other non-corporate business enterprise in which such Person (or another Subsidiary of such Person) holds stock or other ownership interests representing (a) more than 50% of the voting power of all outstanding stock or ownership interests of such entity or (b) the right to receive more than 50% of the net assets of such entity available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution of such entity.

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“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a result of a breach of (or in violation of) this Agreement; (b) is on terms and conditions that Public Company Board (or, in the case of a Superior Offer with respect to Merger Partner, the managers of Merger Partner) determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof, the financing terms thereof, any break-up fees, and conditions to consummation), as well as any written offer by Merger Partner (or, in the case of a Superior Offer with respect to Merger Partner, by Public Company) to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to Public Company’s stockholders (or, in the case of a Superior Offer with respect to Merger Partner, the members of Merger Partner and the Blockers) than the terms of the Transactions; (c) is not subject to any financing conditions (and if financing is required, such financing is then fully committed to the third party); and (d) is reasonably capable of being completed on the terms proposed without unreasonable delay.

“Tax” or “Taxes” means any and all taxes, charges, fees, duties, contributions, levies or other similar assessments or liabilities, including income, gross receipts, corporation, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, national insurance, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, escheat, windfall profits, customs duties, franchise, estimated and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to or related to such items.

“Tax Contest” has the meaning set forth in Section 7.3(g).

“Tax Receivable Agreement” has the meaning set forth in the Recitals.

“Tax Returns” means any and all reports, returns (including information returns), declarations, or statements relating to Taxes, including any schedule or attachment thereto and any amendment thereof, filed with or submitted to, or required to be filed with or submitted to, any Governmental Entity in connection with the determination, assessment, collection or payment of Taxes.

“Tenth Blocker Merger” has the meaning set forth in the Recitals.

“Termination Fee” means the Public Company Termination Fee or the Merger Partner Termination Fee, as applicable.

“Third Blocker Merger” has the meaning set forth in the Recitals.

“Top 99 Merger Partner Holder” means, any holder of Merger Partner Units (other than Blockers) that, prior to the Mailing Date, is among the 99 largest members of Merger Partner (or such lower number of largest members treated as 99 partners for purposes of the private placement safe harbor set forth in Treasury Regulations Section 1.7704-1(h)), measured based on each member’s membership interest in Merger Partner (including warrants or options to purchase and instruments convertible into membership interests of Merger Partner), on a fully-diluted, as converted basis (including any Merger Partner Units subject to an irrevocable commitment as of the date hereof to purchase Merger Partner Units at any point prior to the Blocker Merger Effective Time for the First Blocker Merger). For purposes of this definition, “holder of Merger Partner Units” shall include any investor who has delivered an irrevocable commitment as of the date hereof to purchase Merger Partner Units at any point prior to the Blocker Merger Effective Time for the First Blocker Merger.

“Trade Secret” has the meaning set forth in the definition of “Intellectual Property” herein.

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“Trademark” has the meaning set forth in the definition of “Intellectual Property” herein.

“Transactions” mean, collectively, the Mergers, the Asset Transfers and the other transactions contemplated by this Agreement.

“Transfer Taxes” has the meaning set forth in Section 7.3(a).

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“Unitholder Representative” means Rory Riggs, or any successor to such Person pursuant to the Unitholder Representative Engagement Agreement, dated as of the Closing Date, by and between Unitholder Representative and Merger Partner, in substantially the form attached hereto as Exhibit I.

“Up-C Unit” has the meaning set forth in Section 2.1(b)(i)(B).

“WARN Act” has the meaning set forth in Section 3.15(g).

“Willful Breach” means an intentional and material breach of this Agreement that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such act would cause or constitute such material breach and result in the consequences caused by such material breach.

“Written Consents” has the meaning set forth in the Recitals.

ARTICLE X

MISCELLANEOUS

10.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

(a) if to Public Company or Merger Subsidiary (prior to the Closing), to:

Calyxt, Inc.

2800 Mount Ridge Road

Roseville, MN 55113

Attention: Debra Frimerman, General Counsel

E-mail: [***]

with a copy (which shall not constitute notice) to:

Sidley Austin LLP

787 Seventh Ave

New York, New York 10019

Attention: John H. Butler

Email: [***]

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(b) if to Merger Partner or to Public Company (after the Closing):

Cibus Global, LLC

6455 Nancy Ridge Drive

San Diego, CA 92121

Attention: Rory Riggs, Chief Executive Officer, and Wade King, MD, Chief Financial Officer

E-mail: [***] and [***]

with a copy (which shall not constitute notice) to:

Jones Day

4655 Executive Drive, Suite 1500

San Diego, CA 92121-3134

Attention: Cameron A. Reese

E-mail: [***]

(c) if (prior to the Closing) to any Blocker, to the applicable Blocker address (with a copy which shall not constitute notice) listed on Schedule C.

10.2 Entire Agreement. This Agreement (including the schedules and exhibits hereto and the documents and instruments referred to in this Agreement that are to be delivered at the Closing) constitutes the entire agreement among the parties to this Agreement and supersedes any prior understandings, agreements or representations by or among the parties hereto, or any of them, written or oral, with respect to the subject matter hereof; provided that the Confidentiality Agreement shall remain in effect in accordance with its terms.

10.3 Third-Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except that Indemnified Persons shall be third-party beneficiaries of Section 7.1.

10.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the parties hereto without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns.

10.5 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

10.6 Counterparts and Signature. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original but all of which together shall be considered one (1) and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Agreement may be executed and delivered by facsimile or by an electronic scan delivered by electronic transmission.

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10.7 Interpretation. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “either” and “or” are not exclusive and “include,” “includes” and “including” are not limiting; (b) “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (c) “date of this Agreement” refers to the date set forth in the initial caption of this Agreement; (d) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”; (e) the descriptive headings and table of contents included herein are included for convenience only and shall not affect in any way the meaning or interpretation of this Agreement or any provision hereof; (f) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (g) references to a contract or agreement mean such contract or agreement as amended or otherwise supplemented or modified from time to time; (h) references to a Person are also to its permitted successors and assigns; (i) references to an “Article,” “Section,” “Exhibit” or “Schedule” refer to an Article or Section of, or an Exhibit or Schedule to, this Agreement; (j) references to “$” or otherwise to dollar amounts refer to the lawful currency of the United States; (k) references to a federal, state, local or foreign Law include any rules, regulations and delegated legislation issued thereunder; (l) references to “Party” or “party” refer to a party to this Agreement; (m) references to accounting terms used and not otherwise defined herein have the meaning assigned to them under GAAP and (n) references to a “day” mean calendar days. When reference is made in this Agreement to information that has been “made available” to Public Company, that shall consist of only the information that was (i) contained in Merger Partner’s electronic data room no later than 5:00 p.m., Eastern time, on the second (2nd) Business Day prior to the date of this Agreement or (ii) delivered to Public Company or its counsel prior to the date of this Agreement. When reference is made in this Agreement to information that has been “made available” to Merger Partner, that shall consist of only the information that was (i) contained in Public Company’s electronic data room no later than 5:00 p.m., Eastern time, on the second (2nd) Business Day prior to the date of this Agreement or (ii) delivered to Merger Partner or its counsel prior to the date of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party hereto. No summary of this Agreement prepared by any party shall affect the meaning or interpretation of this Agreement. If any date on which a party is required to make a payment or a delivery pursuant to the terms hereof is not a Business Day, then such party shall make such payment or delivery on the next succeeding Business Day. Time shall be of the essence in this Agreement.

10.8 Governing Law. This Agreement (and any claims or disputes arising out of or related hereto or the Transactions or to the inducement of any party to enter herein, whether for breach of contract, tortious conduct or otherwise and whether predicated on common law, statute or otherwise) shall be governed in all respects, including validity, interpretation, and effect, by and construed in accordance with the internal Laws of the State of Delaware (including in respect of the statute of limitations or other limitations period applicable to any claim, controversy or dispute) without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdictions other than those of the State of Delaware.

10.9 Remedies.

(a) Except as otherwise expressly provided in this Agreement, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one (1) remedy will not preclude the exercise of any other remedy.

(b) The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at Law or in equity.

A-1-83

Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the party seeking such remedy has an adequate remedy at Law or (ii)  an award of specific performance is not an appropriate remedy for any reason at Law or equity.

10.10 Confidentiality. The parties acknowledge that Public Company and Merger Partner have previously executed the Confidentiality Agreement, which Confidentiality Agreement shall continue in full force and effect in accordance with its terms, except as expressly modified herein.

10.11 Submission to Jurisdiction. Each of the parties to this Agreement (a) consents to submit itself to the exclusive Personal jurisdiction of the Court of Chancery of the State of Delaware, New Castle County, or, if that court does not have jurisdiction, a federal court sitting in Wilmington, Delaware in any action or proceeding arising out of or relating to this Agreement or any of the Transactions, (b) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court, (c) agrees that it shall not attempt to deny or defeat such Personal jurisdiction by motion or other request for leave from any such court, (d) agrees not to bring any action or proceeding arising out of or relating to this Agreement or any of the Transactions in any other court, and (e) waives any right it may have to a trial by jury with respect to any action or proceeding arising out of or relating to this Agreement. Each of the parties hereto waives any defense of improper venue or inconvenient forum to the maintenance of any action or proceeding so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party hereto may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for the giving of notices in Section 10.1. Nothing in this Section 10.11, however, shall affect the right of any party to serve legal process in any other manner permitted by Law. Nothing in this Section 10.11 shall limit the right of a party to seek injunctive relief under Section 10.9(b) in any applicable jurisdiction.

10.12 Non-Survival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations, agreements or other provisions in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements or other provisions, shall survive the Closing, and each such representation, warranty, covenant, obligation, agreement or other provision shall terminate and expire upon the occurrence of the Merger Partner Merger Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part at or after the Closing, and then only with respect to any breaches occurring at or after the Closing, and (b) this ARTICLE X.

[Remainder of the Page Intentionally Left Blank]

A-1-84

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

MERGER SUBSIDIARY:

CALYPSO MERGER SUBSIDIARY, LLC

By Its Managing Member:

CALYXT, INC.

By:	/s/ Debra Frimerman
Name: Debra Frimerman
Title: General Counsel and Corporate Secretary

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

PUBLIC COMPANY:

CALYXT, INC.

By:	/s/ Debra Frimerman
Name: Debra Frimerman
Title: General Counsel and Corporate Secretary

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

MERGER PARTNER:

CIBUS GLOBAL, LLC

By:	/s/ Rory Riggs
Name: Rory Riggs
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BLOCKER 1:

NEW VENTURES I HOLDINGS, LLC

By:	/s/ Jonathan Finn
Name:	Jonathan Finn
Title:	Member and Managing Member of BV
Partners LLC, acting as Managing Member of New Ventures I LLC, acting as sole member and managing member of New Ventures I Holdings, LLC

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BLOCKER 2:

BCGF CB HOLDINGS LLC
By: Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, its manager

By:	/s/ Chris Maher
Name: Chris Maher
Title: Authorized Signatory

Address:

Mag & Co.
c/o Brown Brothers Harriman & Co.
Attn: Corporate Actions /Vault
140 Broadway
New York, NY 10005
Email: BBH.Fidelity.CA.Notifications@BBH.com
Phone Number: 617-772-1070
Fax Number: 201-325-3651

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BLOCKER 3:

BCGFCP CB HOLDINGS LLC
By: Fidelity Blue Chip Growth Commingled Pool,
its manager
By: Fidelity Management Trust Company, as
Trustee

By:	/s/ Chris Maher
Name: Chris Maher
Title: Authorized Signatory

Address:

Mag & Co.
c/o Brown Brothers Harriman & Co.
Attn: Corporate Actions /Vault
140 Broadway
New York, NY 10005
Email: BBH.Fidelity.CA.Notifications@BBH.com
Phone Number: 617-772-1070
Fax Number: 201-325-3651

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BLOCKER 4:

BCGFK CB HOLDINGS LLC
By: Fidelity Securities Fund: Fidelity Blue Chip
Growth K6 Fund, its manager

By:	/s/ Chris Maher
Name: Chris Maher
Title: Authorized Signatory

Address:

The Northern Trust Company
Attn: Trade Securities Processing
333 South Wabash Ave, 32nd Floor
Chicago, Illinois 60604
Fidelity Securities Fund: Fidelity Blue Chip
Growth K6 Fund
Reference Account # F71082
Email: NTINQUIRY@NTRS.COM
Fax number: 312-557-5417

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BLOCKER 5:

FSBCGF CB HOLDINGS LLC
By: Fidelity Securities Fund: Fidelity Series Blue
Chip Growth Fund, its manager

By:	/s/ Chris Maher
Name: Chris Maher
Title: Authorized Signatory

Address:

State Street Bank & Trust
PO Box 5756
Boston, Massachusetts 02206
Attn: WAVECHART + CO fbo Fidelity Securities
Fund: Fidelity Series Blue Chip Growth Fund
Email: SSBCORPACTIONS@StateStreet.com
Fax Number: 617-988-9110

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BLOCKER 6:

PYLBCG CB HOLDINGS LLC
By: FIAM Target Date Blue Chip Growth
Commingled Pool, its manager
By: Fidelity Institutional Asset Management Trust
Company as Trustee

By:	/s/ Chris Maher
Name: Chris Maher
Title: Authorized Signatory

Address:

State Street Bank & Trust
PO Box 5756
Boston, Massachusetts 02206
Attn: WAVECHART + CO fbo Fidelity Securities
Fund: Fidelity Series Blue Chip Growth Fund
Email: SSBCORPACTIONS@StateStreet.com
Fax Number: 617-988-9110

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BLOCKER 7:

FSGRWCO CB HOLDINGS LLC
By: Fidelity Mt. Vernon Street Trust: Fidelity Series
Growth Company Fund, its manager

By:	/s/ Chris Maher
Name: Chris Maher
Title: Authorized Signatory

Address:

Mag & Co.
c/o Brown Brothers Harriman & Co.
Attn: Corporate Actions /Vault
140 Broadway
New York, NY 10005
Email: BBH.Fidelity.CA.Notifications@BBH.com

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BLOCKER 8:

GROWTHCO CB HOLDINGS LLC
By: Fidelity Mt. Vernon Street Trust: Fidelity
Growth Company Fund, its manager

By:	/s/ Chris Maher
Name: Chris Maher
Title: Authorized Signatory

Address:

BNY Mellon
PO Box 392002
Pittsburgh PA 15230
Email: fidelitycorporateevents@bnymellon.com

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BLOCKER 9:

GRTHCOCP CB HOLDINGS LLC
By: Fidelity Growth Company Commingled Pool,
its manager
By: Fidelity Management Trust Company, as
Trustee

By:	/s/ Chris Maher
Name: Chris Maher
Title: Authorized Signatory

Address:

Mag & Co.
c/o Brown Brothers Harriman & Co.
Attn: Corporate Actions /Vault
140 Broadway
New York, NY 10005
Email: BBH.Fidelity.CA.Notifications@BBH.com

[Signature Page to Merger Agreement]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

BLOCKER 10:

GRWTHCOK CB HOLDINGS LLC
By: Fidelity Mt. Vernon Street Trust: Fidelity
Growth Company K6 Fund, its manager

By:	/s/ Chris Maher
Name: Chris Maher
Title: Authorized Signatory

Address:

BNY Mellon
PO Box 392002
Pittsburgh PA 15230
Email: fidelitycorporateevents@bnymellon.com

[Signature Page to Merger Agreement]

Schedule A

Support Stockholders

1.	Cellectis S.A.

2.	Michael Carr

3.	Philippe Dumont

4.	Jonathan Fassberg

5.	Ewa Kozicz

6.	Kim Nelson

7.	Chris Neugent

8.	Yves Ribeill

9.	Bill Koschak

10.	Travis Frey

11.	Debra Frimerman

Schedule B

Support Holders

1.	New Ventures I Holdings, LLC

2.	BCGF CB Holdings LLC

3.	BCGFCP CB Holdings LLC

4.	BCGFK CB Holdings LLC

5.	FSBCGF CB Holdings LLC

6.	PYLBCG CB Holdings LLC

7.	FSGRWCO CB Holdings LLC

8.	GROWTHCO CB Holdings LLC

9.	GRTHCOCP CB Holdings LLC

10.	GRWTHCOK CB Holdings LLC

11.	Rory Riggs

12.	Wade King, MD

13.	Peter Beetham, Ph.D.

14.	Greg Gocal Ph.D.

15.	Jean-Pierre Lehmann

16.	Mark Finn

17.	Gerhard Prante

18.	Keith Walker

19.	Cibus Investments LLC

20.	Lufam Genetic Biotech Ltd.

21.	Rowiss Biotech Investment Ltd.

Schedule C

Notice Information for Blocker 1 through Blocker 10 pursuant to Section 10.1 of the Agreement:

Blocker:	Name	Notice to:	With a copy (which shall not constitute notice) to:

Blocker 1	New Ventures I Holdings, LLC	New Ventures I Holdings, LLC Attn: Jonathan Finn c/o BV PARTNERS LLC 3500 Pacific Avenue Virginia Beach, VA 23451	Akin Gump Strauss Hauer & Feld LLP One Bryant Park Bank of America Tower New York, NY 10036-6745 Attention: Tuvia Tendler E-mail: [***]

Blocker 2	BCGF CB HOLDINGS LLC	Mag & Co. c/o Brown Brothers Harriman & Co. Attn: Corporate Actions /Vault 140 Broadway New York, NY 10005 BBH.Fidelity.CA.Notifications@BBH.com Phone Number: 617-772-1070 Fax Number: 201-325-3651	Fenwick & West LLP 555 California Street San Francisco, CA 94104 Attention: Jordan Roberts E-mail: [***]

Blocker 3	BCGFCP CB HOLDINGS LLC	Mag & Co. c/o Brown Brothers Harriman & Co. Attn: Corporate Actions /Vault 140 Broadway New York, NY 10005 BBH.Fidelity.CA.Notifications@BBH.com Phone Number: 617-772-1070 Fax Number: 201-325-3651	Fenwick & West LLP 555 California Street San Francisco, CA 94104 Attention: Jordan Roberts E-mail: [***]

Blocker 4	BCGFK CB HOLDINGS LLC

The Northern Trust Company

Attn: Trade Securities Processing

333 South Wabash Ave, 32nd Floor

Chicago, Illinois 60604

Fidelity Securities Fund: Fidelity Blue Chip

Growth K6 Fund

Reference Account # F71082

Email: NTINQUIRY@NTRS.COM

Fax number: 312-557-5417

Fenwick & West LLP 555 California Street San Francisco, CA 94104 Attention: Jordan Roberts E-mail: [***]

Blocker 5	FSBCGF CB HOLDINGS LLC

State Street Bank & Trust

PO Box 5756

Boston, Massachusetts 02206

Attn: WAVECHART + CO fbo Fidelity

Securities Fund: Fidelity Series Blue Chip Growth Fund

Email: SSBCORPACTIONS@StateStreet.com

Fax number: 617-988-9110

Fenwick & West LLP 555 California Street San Francisco, CA 94104 Attention: Jordan Roberts E-mail: [***]

Blocker:	Name	Notice to:	With a copy (which shall not constitute notice) to:

Blocker 6	PYLBCG CB HOLDINGS LLC	State Street Bank & Trust PO Box 5756 Boston, Massachusetts 02206 Attn: FLAPPER CO fbo FIAM Target Date Blue Chip Growth Commingled Pool Email: SSBCORPACTIONS@StateStreet.com Fax number: 617-988-9110	Fenwick & West LLP 555 California Street San Francisco, CA 94104 Attention: Jordan Roberts E-mail: [***]

Blocker 7	FSGRWCO CB HOLDINGS LLC	Mag & Co. c/o Brown Brothers Harriman & Co. Attn: Corporate Actions /Vault 140 Broadway New York, NY 10005 BBH.Fidelity.CA.Notifications@BBH.com	Fenwick & West LLP 555 California Street San Francisco, CA 94104 Attention: Jordan Roberts E-mail: [***]

Blocker 8	GROWTHCO CB HOLDINGS LLC	BNY Mellon PO Box 392002 Pittsburgh PA 15230 fidelitycorporateevents@bnymellon.com	Fenwick & West LLP 555 California Street San Francisco, CA 94104 Attention: Jordan Roberts E-mail: [***]

Blocker 9	GRTHCOCP CB HOLDINGS LLC	Mag & Co. c/o Brown Brothers Harriman & Co. Attn: Corporate Actions /Vault 140 Broadway New York, NY 10005 BBH.Fidelity.CA.Notifications@BBH.com	Fenwick & West LLP 555 California Street San Francisco, CA 94104 Attention: Jordan Roberts E-mail: [***]

Blocker 10	GRWTHCOK CB Holdings LLC	BNY Mellon PO Box 392002 Pittsburgh PA 15230 fidelitycorporateevents@bnymellon.com	Fenwick & West LLP 555 California Street San Francisco, CA 94104 Attention: Jordan Roberts E-mail: [***]

Exhibit A

Public Company Support Agreements

Exhibit B

Merger Partner Support Agreement

Exhibit C-1

First Blocker Merger Certificate of Merger

Exhibit C-2

Form of Blocker Certificate of Merger

Exhibit C-3

Merger Partner Certificate of Merger

Exhibit D-1

Public Company Directors

Exhibit D-2

Public Company Officers

Exhibit E

Interim Funding Term Sheet

[See attached.]

Exhibit E

FINAL FORM

Project Calypso

Proposed Calypso Funding Terms

All terms not otherwise defined herein shall have the meanings assigned to them in the Merger Agreement

1.

Amount: line of credit up to $3,000,000; provided, however, that the line of credit may be increased to $4,000,000 at the Merger Partner’s sole discretion at which point the Outside Date would automatically be extended to June 30, 2023.

2.	Availability: becomes available to Public Company upon the earlier to occur of (a) March 15, 2023 and (b) Public Company’s unrestricted cash balance dropping below $1,500,000.

3.

Draws: Public Company may draw in $500,000 increments to the extent necessary to maintain its unrestricted cash balance at $1,500,000 or above. Merger Partner will wire funds within two business days of a written request for a draw from Public Company.

4.

Use of Funds: Public Company may only use the funds for operating expenses incurred in the ordinary course of business consistent with past practice and consistent with the negative covenants in the Merger Agreement. For the avoidance of doubt, this will exclude capex that has not been disclosed other than equipment repairs in the ordinary course of business, bonuses to officers and employees, dividends to stockholders, and loans to affiliates.

5.	Maturity: Third Business Day after Closing of the Transactions (subject to acceleration described in Section 7 and termination of the Merger Agreement by Merger Partner as described in Section 8).[1]

6.	Interest: No interest

7.

Acceleration Event. The Loan will automatically accelerate and become immediately due and payable in connection with a voluntary bankruptcy or involuntary bankruptcy that is not dismissed in 180 days related to . No further draws may be made under the Loan following the occurrence of a bankruptcy related event.

8.

Repayment: 100% forgiven if the Merger Agreement is terminated other than in connection with (a) a termination of the Agreement by Merger Partner resulting from the Fraud or Willful Breach of Public Company, in which case Public Company will no longer be permitted to make draws under the loan and loan will become due and payable on the date that is two years from the date funds are first drawn or (b) (i) a termination of the Agreement by Public Company pursuant to Section 8.1(g) of the Agreement or (ii) a termination of the Agreement by Merger Partner pursuant to Section 8.1(f) of the Agreement, in which case Public Company will no longer be permitted to make draws under the loan and the loan will become due and payable on the date that is 30 days of termination of the Agreement. The Closing of the Transactions contemplated by the Merger Agreement will not constitute a termination for purposes of this paragraph.

9.	Security: Loan will be unsecured.

10.	Other Provisions: The Loan will not have any other events of default or events of acceleration that are not expressly provided for in this term sheet.

[1]

NTD: It is the parties expectation that the Loan will be 100% repaid immediately prior to the closing of the Merger Agreement pursuant to a Contribution Agreement pursuant to which all the assets of Public Company will be transferred to Merger Partner first in repayment of the Loan and thereafter in exchange for the Merger Partner equity provided in the Merger Agreement (or such other structure or documentation requested by Merger Partner providing substantially similar economics to Public Company).

Exhibit F

Amendment to License Agreement

[See attached.]

Exhibit F

FINAL FORM

FIRST AMENDMENT TO THE LICENSE AGREEMENT

This FIRST AMENDMENT TO THE LICENSE SERVICES AGREEMENT (the “First Amendment”) is made and entered into effective as of __________, 2023 (the “First Amendment Effective Date”) by and between Cellectis S.A., a corporation existing and registered under the laws of France (“Cellectis”), and Calyxt, Inc., a corporation existing and registered under the laws of Delaware (“Calyxt”).

WHEREAS, the Parties entered into that certain License Agreement dated July 25, 2017 (the “Agreement”).

WHEREAS, the Parties wish to amend the Agreement in accordance with the terms as set forth in this First Amendment.

NOW, THEREFORE, the Parties agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01 Generally. All Capitalized terms used in this First Amendment not otherwise defined herein have the meaning assigned to them in the Agreement.

ARTICLE 2

AMENDMENTS

Section 2.01 Bare Sublicense Revenue. The definition of “Bare Sublicense Revenue” in Article 1 of the Agreement is hereby in its entirety and replaced with the following:

“Bare Sublicense Revenue” means any and all consideration, payments and revenue (including the fair market value of any non-cash consideration) received by Calyxt pursuant to any Bare Sublicense to the extent attributable to the rights in the Licensed Cellectis Patents and the Licensed Plant Patents that are granted to a third party in such Bare Sublicense.

Section 2.02 Calyxt Field. The definition of “Calyxt Field” in Article 1 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Calyxt Field” means the field of researching, developing and commercializing microorganism, agricultural and food products, including, but not limited to traits, seeds, proteins, oils, carbohydrates, food, and food and animal feed ingredients, excluding (i) any application in connection with animals and animal cells and (ii) therapeutic applications.

Section 2.03 Licensed Plant Patents. The following definition is inserted into Article 1 of the Agreement in alphabetical order:

“Licensed Plant Patents” means (i) each Patent set forth on Exhibit A to the First Amendment, (ii) all foreign equivalents and counterparts to each Patent described in clause (i), and (iii) each Patent claiming priority to or having common priority with each Patent described in clauses (i) and (ii) anywhere in the world.

Section 2.04 Licensed Cellectis Patents. The definition of “Licensed Cellectis Patents” in Article 1 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Licensed Cellectis Patents” means any and all Patents that are: (i) related to the Calyxt Field; (ii) necessary for Calyxt to operate in the Calyxt Field; and (iii) Licensable by Cellectis and existing as of the Effective Date, in each case excluding Licensed Plant Patents.

Section 2.05 Patent-Related Expenses. The definition of “Patent-Related Expenses” in Article 1 of the Agreement is hereby deleted in its entirety and replaced with the following:

“Patent-Related Expenses” means (i) external costs and expenses (including out-of-pocket attorneys’ fees, patent agent fees and governmental filing fees) that Cellectis or any of its Affiliates actually incurs in prosecuting and maintaining the Licensed Cellectis Patents which are exclusively and solely related to the Calyxt Field, and (ii) the Pro Rata Share.

Section 2.06 Pro Rata Share. The following definition is inserted into Article 1 of the Agreement in alphabetical order:

“Pro Rata Share” means (i) external costs and expenses (including out-of-pocket attorneys’ fees, patent agent fees and governmental filing fees) that Cellectis or any of its Affiliates actually incurs in prosecuting and maintaining a Licensed Plant Patent which are exclusively and solely related to the Calyxt Field multiplied by (ii) a fraction, (A) the numerator of which is one, and (B) the denominator of which is (x) the number of express third party licensees of such Licensed Plant Patent, plus (y) one (1). By way of example only, if a Licensed Plant Patent is licensed to four third party licensees, then subclause (ii) of the definition of Pro Rata Share for this Licensed Plant Patent shall be 1/5. For the avoidance of doubt, if a Licensed Plant Patent is licensed to a third party and the grant of license collectively includes such third party’s Affiliates, for the purposes of calculating the Pro Rata Share, such third party and its Affiliates shall be counted collectively as one third party licensee.

Section 2.07 Calyxt License. Section 2.01 of the Agreement is hereby deleted in its entirety and replaced with the following:

Section 2.01. Calyxt License.

(i) Licensed Cellectis IP. Subject to the terms and conditions of this Agreement, Cellectis hereby grants to Calyxt an exclusive (except as otherwise provided herein and subject to existing licenses granted by Cellectis to third parties prior to the Effective Date) worldwide, perpetual license, with the right to sublicense (in accordance with Section 2.03) under the Licensed Cellectis IP to use, have used , make, have made, sell, have sold, offer for sale, export, import and otherwise exploit any and all Calyxt Licensed Products within the Calyxt Field (the “Calyxt License”). Notwithstanding the foregoing, the Calyxt License shall be non-exclusive solely in the Non-Exclusive Field, such that the rights as set forth above in this Section 2.01 are granted to Calyxt on a non-exclusive basis in the Non-Exclusive Field under the Calyxt License.

(ii) Licensed Plant Patents. Subject to the terms and conditions of this Agreement, Cellectis hereby grants to Calyxt a non-exclusive, worldwide, perpetual, irrevocable, royalty-free and fully paid-up license (with the right to sublicense to any Person through multiple tiers and without any of the restrictions imposed by Section 2.03) under the Licensed Plant Patents to use, make, have made, sell, offer to sell, export, import and otherwise exploit the Licensed Plant Patents within the Calyxt Field.

Section 2.08 UMinn License. Section 2.04 of the Agreement is hereby deleted in its entirety and replaced with the following:

Section 2.04. UMinn license. The Parties acknowledge and agree that Calyxt has received a copy of the UMinn License and certain Licensed Cellectis IP is owned by the University of Minnesota (“UMinn IP”) and the Calyxt License with respect to the UMinn IP is granted as a sublicense under, and subject to the terms and conditions of, the UMinn License. Accordingly, in exercising its rights under the Calyxt License,

A-1-113

Calyxt shall comply with any and all terms and conditions of the UMinn License as they would apply to Calyxt as a sublicensee with respect to any UMinn IP. Without limiting the generality of the foregoing, promptly following receipt of written notice thereof, Calyxt shall reimburse Cellectis for any and all payments required to be made by Cellectis to the University of Minnesota pursuant to Sections 11.6.4 (Milestone Payments), 11.11 (Annual Fee), and 11.12 (Commercialization Fee) of the UMinn License, but solely to the extent that any such payments are required as a result of the applicable activities of Calyxt hereunder or thereunder. Calyxt shall not be liable to the University of Minnesota for any other payments and as party to the UMinn License, as between the Parties, Cellectis will be responsible for all such payments owed to UMinn under the UMinn License. Notwithstanding anything to the contrary in this Agreement, Calyxt can deduct from any payment owed by Calyxt to Cellectis hereunder for any particular activity any amount reimbursed to Cellectis under this Section 2.04 that arises from the same activity. Without the prior written consent of Calyxt, Cellectis shall not (A) terminate the UMinn License, or (B) amend or waive any rights under the UMinn License in any manner that would reasonably be expected to have a material adverse effect on any of Calyxt’s rights under this Agreement. In addition, Calyxt shall provide, and shall cause its sublicensees to provide, to Cellectis all reports, information, and other assistance in connection with Calyxt’s and its sublicensees’ activities pursuant to this Agreement that are reasonably required to enable Cellectis to comply with its obligations under the UMinn License solely to the extent that such obligations relate to Calyxt’s activities pursuant to this Agreement.

Section 2.09 Calyxt Improvements. Section 2.05(b) of the Agreement is hereby deleted in its entirety.

Section 2.10 No Other Licenses. Section 2.07 of the Agreement is hereby deleted in its entirety and replaced with the following:

Section 2.07. No Other Licenses. Except as expressly provided in this Agreement, no other licenses are granted to either Party under this Agreement. Each Party acknowledges and agrees that (a) any use by Calyxt or any of its sublicensees of the Licensed Cellectis IP or Licensed Plant Patents outside the scope of the Calyxt License or the Licensed TALEN Mark outside the scope of the Calyxt TM License is expressly prohibited and (b) any use by Cellectis or any of its sublicensees of the Calyxt Improvements is expressly prohibited.

Section 2.11 Prosecution and Maintenance. Section 9.1(a) of the Agreement is hereby amended by inserting the words “and Licensed Plant Patents” following the words “Licensed Cellectis IP,” in the first sentence of such section.

Section 2.12 Prosecution and Maintenance. Section 9.1(b) is deleted in its entirety and replaced with the following:

(b) As between the Parties, Calyxt shall have the sole and exclusive right to prosecute and maintain all Intellectual Property Rights owned or otherwise controlled by Calyxt or any of its Affiliates, including all Intellectual Property Rights in or to any Calyxt Improvements.

Section 2.13 Prosecution and Maintenance. The following section (c) is added in alphabetical order to Section 9.01 of the Agreement:

(c) Within sixty (60) days of the First Amendment Effective Date, and thereafter on an annual basis, at least thirty (30) days prior to the beginning of each calendar year, Cellectis will provide to Calyxt a budget for the estimated Patent-Related Expenses that are expected to be incurred during such calendar year. Cellectis will consider in good faith to implement any changes to such budget that are reasonably requested by Calyxt (each an “Annual Prosecution Budget”). Cellectis will use commercially reasonable efforts to adhere to the Annual Prosecution Budget and will not incur any Patent-Related Expenses in an unreasonable manner (including by filing Patents subject to Patent-Related Expenses in multiple countries without first obtaining Calyxt’s prior written consent). If practicable, Cellectis will notify Calyxt before incurring any

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additional Patent-Related Expense and the Parties will discuss strategies to mitigate any such additional Patent-Related Expense. Calyxt will be responsible for reimbursing Cellectis for Patent-Related Expenses in accordance with Section 5.03.

Section 2.14 Survival. Section 10.04 of the Agreement is hereby deleted in its entirety and replaced with the following:

Section 10.04. Survival. Notwithstanding anything in this Agreement to the contrary, Sections 2.01(ii), 2.05(a), 2.07, 3.02, 5.04 (only to the extent any royalties or Bare Sublicense Revenue are due to Cellectis during the applicable reporting period), 6.02, 6.03, 9.01(b) and 10.04, and Articles 7, 8 and 11 shall survive any expiration or termination of this Agreement.

Section 2.15 Change of Control. The Agreement is hereby amended by adding the following as a new Section 11.13:

Section 11.13. Change of Control. Unless that certain Lease Guaranty, dated as of September 1, 2017, executed by Cellectis, S.A. in favor of NLD Mount Ridge LLC as landlord under that certain Lease Agreement, dated as of the same date, with Calyxt, Inc. (as the same may be amended or restated from time to time, the “Lease Guaranty”) has been terminated such that Cellectis S.A. and its Affiliates have no further liabilities or obligations thereunder, and with no amounts having been paid by Cellectis S.A. or its Affiliates thereunder other than those amounts that have been fully repaid to Cellectis S.A. or its Affiliates prior to the consummation of such Change of Control, Cellectis may terminate this Agreement by giving written notice to Calyxt, such termination to take effect forthwith or as otherwise stated in the notice, in case of any Change of Control of Calyxt. For the purpose of this Section 11.13: (a) “Change of Control” means the occurrence of any of the following events: (i) any third party acquires direct or indirect Control of Calyxt, by any means (including acquisition of shares, share exchange or share transfer); or (ii) Calyxt, directly or indirectly, conveys, transfers, divests or leases (including general succession and all types of corporate split) in one or more transactions to any third party either: (x) all or substantially all of the assets of Calyxt or (y) all or substantially all of its assets that are material to the purpose of performance of its obligations under this Agreement, and (b) “Control” means the ownership of more than 50% (fifty percent) of the issued share capital or other equity interest or the legal power to direct or cause the direction of the general management and policies of a Person, whether directly or indirectly.

ARTICLE 3

MISCELLANEOUS

Section 3.01 Other Provisions. All provisions of the Agreement not expressly amended herein shall remain in full force and effect.

Section 3.02 No Calyxt Improvements. Calyxt represents and warrants to Cellectis that as of the date hereof there are no Calyxt Improvements.

Section 3.03 Miscellaneous. The provisions of Article 11 of the Agreement apply to the First Amendment mutatis mutandis.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused this First Amendment to be duly executed by their respective authorized officers as of the date first written above.

CELLECTIS S.A.

By:
Name:
Title:

CALYXT, INC.

By:
Name:
Title:

[Signature Page to First Amendment to License Agreement]

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Exhibit A

Licensed Plant Patents

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Exhibit G

Allocation Schedule

Agreement Sect. Ref.	Public Company Shares of Common Stock		Security Type	Notes
	Pre-Closing Shares of Public Company Common Stock
	Fully Diluted Shares (Treasury Stock Method)	50,251,747	Common Stock (converts to Class A)	Reflects issued and outstanding shares, all restricted stock units assumed to fully vest upon closing and 150,000 performance share units assumed to vest upon closing
	Share Grants Available for Issuance Prior to Closing	3,487,503	Common Stock (converts to Class A)	Reflects shares grants available for issuance prior to closing by Public Company

	Total Fully Diluted Shares (Treasury Stock Method)	53,739,250	Common Stock (converts to Class A)

	Blocker Merger Consideration
2.1(a)(i)	New Ventures I Holdings, LLC	57,197,299	Public Company Class A Common Stock
2.1(a)(i)	GROWTHCO CB Holdings LLC (Fidelity)	27,807,111	Public Company Class A Common Stock
2.1(a)(i)	GRTHCOCP CB Holdings LLC (Fidelity)	27,121,049	Public Company Class A Common Stock
2.1(a)(i)	BCGF CB Holdings LLC (Fidelity)	23,824,848	Public Company Class A Common Stock
2.1(a)(i)	GRWTHCOK CB Holdings LLC (Fidelity)	7,470,070	Public Company Class A Common Stock
2.1(a)(i)	FSGRWCO CB Holdings LLC (Fidelity)	7,326,959	Public Company Class A Common Stock
2.1(a)(i)	FSBCGF CB Holdings LLC (Fidelity)	4,779,848	Public Company Class A Common Stock
2.1(a)(i)	PYLBCG CB Holdings LLC (Fidelity)	2,232,858	Public Company Class A Common Stock
2.1(a)(i)	BCGFK CB Holdings LLC (Fidelity)	1,738,289	Public Company Class A Common Stock
2.1(a)(i)	BCGFCP CB Holdings LLC (Fidelity)	879,894	Public Company Class A Common Stock

	Total Blocker Merger Consideration	160,378,225	Public Company Class A Common Stock

Agreement Sect. Ref.	Public Company Shares of Common Stock		Security Type	Notes
	Merger Partner Merger Consideration
2.1(b)(i)(A)	Merger Partner Units held in treasury	—	Public Company Class A Common Stock
2.1(b)(i)(B)(I)	Merger Partner Units (other than PIUs) held by Electing Members (Class A Election)	—	Public Company Class A Common Stock	To be updated to reflect valid Elections received by Election Deadline
2.1(b)(i)(C)	Merger Partner Warrants	59,787,587	Public Company Class A Common Stock
2.1(b)(i)(D)	Merger Partner Units (other than PIUs) held by Participating Members	548,755,210	Public Company Class A Common Stock	Includes shares issued in exchange for Merger Partner preferred units and Merger Partner non-voting common units (Class A); excludes Blockers
2.1(b)(i)(E)	Merger Partner PIUs (restricted and unrestricted)	186,123,985	Public Company Class A Common Stock / Restricted Public Company Class A Common Stock	To be updated to reflect vesting of Merger Partner PIUs as of immediately prior to Closing; includes Merger Partner Class G grants to be allocated prior to Closing
2.1(b)(i)(B)(II)	Merger Partner Units (other than PIUs) held by Electing Members (Class B Election)	—	Public Company Class B Common Stock	To be updated to reflect valid Elections received by Election Deadline

	Total Merger Partner Merger Consideration	794,666,782

	Total Shares of Public Company Class A Common Stock	1,008,784,257
	Total Shares of Public Company Class B Common Stock	—

	Total Shares of Public Company Common Stock	1,008,784,257

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Agreement Sect. Ref.	Merger Partner Common Units	Units	Security Type	Notes
	Merger Partner Common Units Issued to Public Company at Closing
2.1(b)(ii)(A)	Limited liability interests of Merger Subsidiary	—	Merger Partner Common Units (voting)
2.1(b)(ii)(B)	Merger Partner Units and Merger Partner Warrants exchanged in Blocker Mergers	160,378,225	Merger Partner Common Units (voting)	Equal to total Blocker Merger Consideration
2.1(b)(ii)(C)	Merger Partner Warrants held by Public Company after exchange per 2.1(b)(i)(C)	59,787,587	Merger Partner Common Units (voting)
2.1(b)(ii)(D)	Aggregate number of shares of Public Company Class A Common Stock issued per 2.1(b)(i)(B)(I), 2.1(b)(i)(D), and 2.1(b)(i)(E)	734,879,195	Merger Partner Common Units (voting)
7.5	Asset Transfers	53,739,250	Merger Partner Common Units (voting)	Equal to total fully diluted shares (treasury stock method) of Public Company
2.1(b)(i)(B)(II)	Merger Partner Units (other than PIUs) held by Electing Members	—	Merger Partner Common Units (non-voting)	Equal to total number of shares of Public Company Class B Common Stock

	Total Merger Partner Units (voting)	1,008,784,257
	Total Merger Partner Units (non-voting)	—

	Total Merger Partner Common Units (voting and non-voting)	1,008,784,257

	Check PC Class A vs. MP voting	—
	Check PC Class B vs. MP non-voting	—

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Exhibit H — TERM SHEET

TAX RECEIVABLES AGREEMENT

Exhibit I

Form of Unitholder Representative Engagement Agreement

ANNEX A-2

EXECUTION VERSION

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

This First Amendment to the Agreement and Plan of Merger (this “Amendment”), dated April 14, 2023, is by and between Calyxt, Inc., a Delaware corporation (“Public Company”) and Cibus Global, LLC, a Delaware limited liability company (“Merger Partner”), and amends that certain Agreement and Plan of Merger, dated January 13, 2023, by and among Public Company; Merger Partner; Calypso Merger Subsidiary, LLC, a Delaware limited liability company; New Ventures I Holdings, LLC, a Delaware limited liability company; BCGF CB Holdings LLC, a Delaware limited liability company; BCGFCP CB Holdings LLC, a Delaware limited liability company; BCGFK CB Holdings LLC, a Delaware limited liability company; FSBCGF CB Holdings LLC, a Delaware limited liability company; PYLBCG CB Holdings LLC, a Delaware limited liability company; FSGRWCO CB Holdings LLC, a Delaware limited liability company; GROWTHCO CB Holdings LLC, a Delaware limited liability company; GRTHCOCP CB Holdings LLC, a Delaware limited liability company; and GRWTHCOK CB Holdings LLC, a Delaware limited liability company (the “Agreement”), as contemplated by Section 8.4 of the Agreement. The capitalized terms used but not defined herein shall have the meanings given to them in the Agreement.

WHEREAS, Section 8.4 of the Agreement provides that the Agreement may be amended in writing by Public Company and Merger Partner; and

WHEREAS, the Parties desire to amend the Agreement to address certain scrivener’s errors, as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Public Company and Merger Partner hereby agree as follows:

ARTICLE I

AMENDMENTS

Section 1.1    Public Company Class A Common Stock. Article IX of the Agreement is hereby amended to delete the definition of “Public Company Class A Common Stock” and replace it with the following:

“Public Company Class A Common Stock” means the Class A Common Stock, par value $0.0001 per share, of Public Company.

ARTICLE II

MISCELLANEOUS

Section 2.1    Effect of Amendment. Except as and to the extent expressly modified by this Amendment, the Agreement, as so amended by this Amendment, will remain in full force and effect in all respects. Each reference to “hereof,” “herein,” “hereby,” and “this Agreement” in the Agreement will from and after the effective date hereof refer to the Agreement as amended by this Amendment.

Section 2.2    Integration. This Amendment, together with the Agreement and the documents executed pursuant thereto, supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter hereof (except for the Confidentiality Agreement) and constitute the entire agreement between the Parties with respect thereto.

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Section 2.3    Notices; Governing Law; Submission to Jurisdiction. Sections 10.1, 10.8 and 10.11, in each case, of the Agreement are incorporated into this Amendment by reference as if fully set forth herein, mutatis mutandis.

Section 2.4    Headings. The insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Amendment.

Section 2.5    Counterparts; Signature. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same amendment and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart. This Amendment may be executed and delivered by facsimile or by an electronic scan delivered by electronic transmission.

[Signature page follows.]

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the day and year first written above.

PUBLIC COMPANY:

CALYXT, INC.

By:	/s/ Michael Carr
Name:	Michael Carr
Title:	President and Chief Executive Officer

[Signature Page – First Amendment to Agreement and Plan of Merger]

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the day and year first written above.

MERGER PARTNER:

CIBUS GLOBAL, LLC

By:	/s/ Rory Riggs
Name:	Rory Riggs
Title:	Chief Executive Officer

[Signature Page – First Amendment to Agreement and Plan of Merger]

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ANNEX B

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CIBUS, INC.

ARTICLE I

NAME

Section 1.1.    Name. The name of the corporation is Cibus, Inc. (the “Corporation”).

ARTICLE II

REGISTERED OFFICE AND AGENT

Section 2.1.    Registered Office and Agent. The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The name of the Corporation’s registered agent at such address is Corporation Service Company.

ARTICLE III

PURPOSE

Section 3.1.    Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the “DGCL”).

ARTICLE IV

CAPITAL STOCK

Section 4.1.    Capitalization.

(a)    Authorized Shares. The total number of shares of all classes of capital stock which the Corporation is authorized to issue is [●](1) shares, consisting of (i) [●](2) shares of common stock, par value $0.0001 per share (the “Common Stock”) divided into (A) [●](3) shares of Class A Common Stock, par value

(1)

To equal (A) if the Subsequent Reverse Stock Split (as such term is defined in the proxy statement/prospectus included in the registration statement on Form S-4 filed with the Securities and Exchange Commission on April 14, 2023 (the “Proxy Statement/Prospectus”)) has not occurred, 1,550,000,000, and (B) if the Subsequent Reverse Stock Split has occurred, 1,550,000,000 divided by the Subsequent Reverse Stock Split Factor (as such term is defined in the Proxy Statement/Prospectus), rounded up to the nearest whole number.

(2)

To equal (A) if the Subsequent Reverse Stock Split has not occurred, 1,500,000,000, and (B) if the Subsequent Reverse Stock Split has occurred, 1,500,000,000 divided by the Subsequent Reverse Stock Split Factor, rounded up to the nearest whole number.

(3)

To equal (A) if the Subsequent Reverse Stock Split has not occurred, 1,050,000,000, and (B) if the Subsequent Reverse Stock Split has occurred, 1,050,000,000 divided by the Subsequent Reverse Stock Split Factor, rounded up to the nearest whole number.

$0.0001 per share (the “Class A Common Stock”), and (B) [●](4) shares of Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”), and (ii) [●](5) shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). Upon the effectiveness of this Certificate of Incorporation (as defined below), each outstanding share of Common Stock as of immediately prior to such time shall automatically and without further action on the part of the Corporation or any holder thereof be converted into an equivalent number of shares of Class A Common Stock of the Corporation (i.e., on a one-to-one basis) for no consideration.

(b)    Changes in Authorized Shares. Subject to the rights of the holders of any one or more series of Preferred Stock then outstanding, the number of authorized shares of any class of the Common Stock or the Preferred Stock may be increased or decreased, in each case by the affirmative vote of the holders of a majority of the total voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL, and no vote of the holders of any class of the Common Stock or the Preferred Stock voting separately as a class shall be required therefor. Notwithstanding the immediately preceding sentence, the number of authorized shares of any particular class may not be decreased below the number of shares of such class then outstanding, plus, in the case of

Class A Common Stock, the number of shares of Class A Common Stock issuable in connection with (A) the exchange of all outstanding shares of Class B Common Stock, together with the corresponding Common Units (as defined in the Third Amended and Restated Operating Agreement of Cibus Global LLC, as such agreement may be amended from time to time in accordance with the terms thereof (the “OpCo Operating Agreement”)) (each share of Class B Common Stock, together with the corresponding Common Unit, collectively, a “Paired Interest”) pursuant to the Exchange Agreement, dated [●], 2023, by and among the Corporation, Cibus Global, LLC and the holders from time to time party thereto (the “Exchange Agreement”), and (B) the exercise of outstanding options, warrants, exchange rights, conversion rights or similar rights for Class A Common Stock.

Section 4.2.    Classes of Shares. The designation, relative rights, preferences and limitations of the shares of each class of stock are as follows:

(a)    Common Stock.

(i)    Voting Rights.

(A)    Each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, and each holder of Class B Common Stock shall be entitled to one vote for each share of Class B Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote, except that, in each case, to the fullest extent permitted by law and subject to Section 4.2(a)(ii), holders of shares of each class of Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to this Second Amended and Restated Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) (the “Certificate of Incorporation”) that relates solely to the terms of any outstanding Preferred Stock if the holders of such Preferred Stock are entitled to vote as a separate class thereon under this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) or under the DGCL.

(B)

(1)    The holders of the outstanding shares of Class A Common Stock shall be entitled to vote separately upon any amendment to this Certificate of Incorporation (including by merger, consolidation,

(4)

To equal (A) if the Subsequent Reverse Stock Split has not occurred, 450,000,000, and (B) if the Subsequent Reverse Stock Split has occurred, 450,000,000 divided by the Subsequent Reverse Stock Split Factor, rounded up to the nearest whole number.

(5)

To equal (A) if the Subsequent Reverse Stock Split has not occurred, 50,000,000, and (B) if the Subsequent Reverse Stock Split has occurred, 50,000,000 divided by the Subsequent Reverse Stock Split Factor, rounded up to the nearest whole number.

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conversion, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is materially and disproportionately adverse as compared to the Class B Common Stock and (2) the holders of the outstanding shares of Class B Common Stock shall be entitled to vote separately upon any amendment to this Certificate of Incorporation (including by merger, consolidation, conversion, reorganization or similar event) that would alter or change the powers, preferences or special rights of such class of Common Stock in a manner that is materially and disproportionately adverse as compared to the Class A Common Stock.

(2)    The holders of the outstanding shares of Class B Common Stock shall be entitled to vote separately upon any (A) merger, consolidation, conversion, reorganization or similar event in connection with any transaction or series of transactions intended to result in the Corporation and its subsidiaries no longer being structured as an umbrella partnership C corporation (an “Up-C Reorganization Transaction”) or (B) amendment to this Certificate of Incorporation (including by merger, consolidation, conversion, reorganization or similar event) to effect an Up-C Reorganization Transaction.

(C)    Except as otherwise required in this Certificate of Incorporation or by applicable law, the holders of Common Stock shall vote together as a single class on all matters (or, if any holders of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of Preferred Stock).

(ii)    Dividends; Stock Splits or Combinations.

(A)    Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference senior to or the right to participate with the Class A Common Stock with respect to the payment of dividends, such dividends and other distributions of cash, stock or property may be declared and paid on the Class A Common Stock out of the assets of the Corporation that are by law available therefor, at the times and in the amounts as the board of directors of the Corporation (the “Board”) in its discretion may determine.

(B)    Except as provided in Section 4.2(a)(ii)(C) with respect to stock dividends, dividends of cash or property may not be declared or paid on shares of Class B Common Stock.

(C)    In no event will any stock dividend, stock split, reverse stock split, combination of stock, reclassification or recapitalization be declared or made on any class of Common Stock (each, a “Stock Adjustment”) unless (a) a corresponding Stock Adjustment for all other classes of Common Stock not so adjusted at the time outstanding is made in the same proportion and the same manner and (b) the Stock Adjustment has been reflected in the same economically equivalent manner on all Common Stock. Stock dividends with respect to each class of Common Stock may only be paid with shares of stock of the same class of Common Stock.

(iii)    Liquidation. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and of the preferential and other amounts, if any, to which the holders of Preferred Stock are entitled, if any, the holders of all outstanding shares of Class A Common Stock shall be entitled to receive, pari passu, an amount per share equal to the par value thereof, and thereafter the holders of all outstanding shares of Class A Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares of Class A Common Stock. Without limiting the rights of the holders of Class B Common Stock to exchange their shares of Class B Common Stock, together with the corresponding Common Units constituting the remainder of any Paired Interests in which such shares are included, for shares of Class A Common Stock in accordance with the Exchange Agreement (or for the consideration payable in respect of shares of Class A Common Stock in such voluntary or involuntary liquidation, dissolution or winding-up), the holders of shares of Class B Common Stock, as such, shall not be

3

entitled to receive, with respect to such shares, any assets of the Corporation in excess of the par value thereof, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation. A consolidation, reorganization or merger of the Corporation with any other Person (defined below) or Persons, or a sale of all or substantially all of the assets of the Corporation, shall not be considered to be a dissolution, liquidation or winding up of the Corporation within the meaning of this Section 4.2(a)(iii).

(b)    Preferred Stock. The Board is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preferred Stock from time to time in one or more series of any number of shares, provided that the aggregate number of shares issued and not retired of any and all such series shall not exceed the total number of shares of Preferred Stock hereinabove authorized, and with such powers, including voting powers, if any, and the designations, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, all as shall hereafter be stated and expressed in the resolution or resolutions providing for the designation and issue of such shares of Preferred Stock from time to time adopted by the Board pursuant. The powers, including voting powers, if any, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

(c)    Specific Provisions With Respect To Class B Common Stock.

(i)    Retirement of Shares of Class B Common Stock. No holder of Class B Common Stock may transfer shares of Class B Common Stock to any individual, partnership, firm, corporation, limited liability company, association, trust, unincorporated organization or other entity (a “Person”) unless such holder transfers a corresponding number of Common Units to the same Person in accordance with the provisions of the OpCo Operating Agreement. If any outstanding share of Class B Common Stock ceases to be held by a holder of the corresponding Common Unit, such share shall automatically and without further action on the part of the Corporation or any holder of Class B Common Stock be transferred to the Corporation for no consideration and retired.

(ii)    Reservation of Shares of Class A Common Stock. The Corporation shall at all times reserve and keep available out of its authorized and unissued shares of Class A Common Stock, solely for the purpose of the issuance in connection with the exchange of Paired Interests, the number of shares of Class A Common Stock that are issuable upon conversion of all outstanding Paired Interests, pursuant to the Exchange Agreement. The Corporation covenants that all the shares of Class A Common Stock that are issued upon the exchange of such Paired Interests will, upon issuance, be validly issued, fully paid and non-assessable.

(iii)    Taxes. The issuance of shares of Class A Common Stock upon the exercise by holders of Paired Interests of their right under the Exchange Agreement to exchange Paired Interests for shares of Class A Common Stock shall be made without charge to such holders for any transfer taxes, stamp taxes or duties or other similar tax in respect of the issuance; provided, however, that if any such shares of Class A Common Stock are to be issued in a name other than that of the then record holder of the Paired Interests being exchanged (or The Depository Trust Company or its nominee for the account of a participant of The Depository Trust Company that will hold the shares for the account of such holder), then such holder and/or the Person in whose name such shares are to be delivered, shall pay to the Corporation the amount of any tax that may be payable in respect of any transfer involved in the issuance or shall establish to the reasonable satisfaction of the Corporation that the tax has been paid or is not payable.

(iv)    Issuance of Common Units. To the extent Common Units are issued pursuant to the OpCo Operating Agreement to anyone other than the Corporation or a wholly owned subsidiary of the Corporation, an equivalent number of shares of Class B Common Stock (subject to adjustment as set forth herein) shall be issued at par to the same Person to which such Common Units are issued.

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(v)    Certificates. All certificates or book entries representing shares of Class B Common Stock, shall bear a legend substantially in the following form (or in such other form as the Board may determine):

THE SECURITIES REPRESENTED BY THIS [CERTIFICATE][BOOK ENTRY] ARE SUBJECT TO THE RESTRICTIONS (INCLUDING RESTRICTIONS ON TRANSFER) SET FORTH IN THE SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF THE CORPORATION (A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION AND SHALL BE PROVIDED FREE OF CHARGE TO ANY STOCKHOLDER MAKING A REQUEST THEREFOR).

Section 4.3.    Registered Owners. The Corporation shall be entitled to treat the Person in whose name any share of its stock is registered as the owner thereof for all purposes and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other Person, whether or not the Corporation shall have notice thereof, except as expressly provided by applicable law.

ARTICLE V

Section 5.1.    Board of Directors. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board.

Section 5.2.    Composition.

(a)    Except as otherwise provided for or fixed pursuant to the provisions of Section 4.2(b) of this Certificate of Incorporation relating to the rights of the holders of any series of Preferred Stock to elect additional Directors, the total number of directors of the Corporation (the “Directors”) constituting the entire Board shall, (i) as of the date of this Certificate of Incorporation, be six and (ii) thereafter, shall be fixed exclusively by one or more resolutions adopted from time to time by the Board.

(b)    During any period when the holders of any series of Preferred Stock have the right to elect additional Directors as provided for or fixed pursuant to the provisions of Section 4.2(b) (“Preferred Stock Directors”), upon the commencement, and for the duration, of the period during which such right continues: (i) the election, term of office, filling of vacancies, removal and other features of such directorships shall be governed by the terms of the resolution or resolutions adopted by the Board pursuant to Section 4.2(b) applicable thereto, and such Preferred Stock Directors so elected shall not be subject to the provisions of this Article V unless otherwise provided therein, (ii) the then total authorized number of Directors shall automatically be increased by such specified number of Preferred Stock Directors, and the holders of the related Preferred Stock shall be entitled to elect the Preferred Stock Directors pursuant to the provisions of the Board’s designation for the series of Preferred Stock, and (iii) each such Preferred Stock Director shall serve until such Preferred Stock Director’s successor shall have been duly elected and qualified, or until such Preferred Stock Director’s right to hold such office terminates pursuant to such provisions, whichever occurs earlier, subject to his or her earlier death, disqualification, resignation or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect Preferred Stock Directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such Preferred Stock Directors elected by the holders of such Preferred Stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such Preferred Stock Directors, shall forthwith terminate and the total and authorized number of Directors shall be reduced accordingly.

(c)    Directors shall be elected annually at each annual meeting for one-year terms expiring at the next succeeding annual meeting of stockholders. Each director shall hold office until such director’s successor shall have been duly elected and qualified or until such director’s earlier death, resignation or removal.

(d)    There shall be no cumulative voting in the election of Directors.

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(e)    Unless and except to the extent that the Bylaws of the Corporation, as may be amended from time to time in accordance therewith (the “Bylaws”), shall so require, the election of Directors need not be by written ballot.

Section 5.3.    Vacancies and Newly Created Directorships. Subject to any limitations imposed by applicable law and the rights of the holders of any one or more series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of Directors or any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause shall, unless the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the remaining Directors then in office, even if less than a quorum of the Board, and not by the stockholders. Any Director so chosen shall hold office until the earlier expiration of the term of office of the director whom he or she has replaced or his or her successor shall be duly elected and qualified or until such Director’s earlier death, disqualification, resignation or removal. No decrease in the number of Directors shall shorten the term of any Director then in office.

Section 5.4.    Nomination of Director Candidates. Advance notice of stockholder nominations for the election of Directors must be given in the manner provided in the Bylaws.

ARTICLE VI

STOCKHOLDERS

Section 6.1.    No Action by Written Consent. Subject to the rights of the holders of any outstanding Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation at any annual or special meeting of stockholders may be taken only by a vote of the stockholders at an annual or special meeting of stockholders, duly noticed and called in accordance with the DGCL, this Certificate of Incorporation and the Bylaws of the Corporation, and may not be taken in writing by such stockholders; provided, however, that any action required or permitted to be taken by the holders of Class B Common Stock, voting separately as a class, may be effected by the consent in writing of the holders of a majority of the total voting power of the Class B Common Stock entitled to vote thereon, voting together as a single class in lieu of a duly called annual or special meeting of holders of Class B Common Stock.

Section 6.2.    Meetings.

(a)    An annual meeting of stockholders for the election of Directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting shall be held at such place, on such date, and at such time as the Board shall determine.

(b)    Subject to any special rights of the holder of any series of Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the chairperson of the Board, the chief executive officer of the Corporation or at the direction of the Board pursuant to a written resolution adopted by a majority of the total number of Directors that the Corporation would have if there were no vacancies. Any business transacted at a special meeting of stockholders shall be limited to matters set forth in the notice of the special meeting. The ability of holders of Common Stock to call a special meeting of the stockholders is hereby specifically denied. At any annual meeting or special meeting of stockholders, only such business will be conducted or considered as has been brought before such meeting in the manner provided in the Bylaws.

(c)    Advance notice of stockholder nominations for the election of Directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

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ARTICLE VII

LIMITATIONS ON LIABILITY AND INDEMNIFICATION

Section 7.1.    Limitation of Liability. No Director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such a Director or officer as a Director or officer. Notwithstanding the foregoing sentence, a Director or officer, as applicable, shall be liable to the extent provided by applicable law (a) with respect to any Director or officer, (i) for any breach of the Director’s or officer’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which such Director or officer derived an improper personal benefit, (b) with respect to any Director, pursuant to Section 174 of the DGCL, (c) with respect to any officer, in any action by or in the right of the Corporation. Solely for purposes of this Section 7.1, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL as currently in effect and as it may hereafter be amended. No amendment to or repeal of this Section 7.1 shall apply to or have any effect on the liability or alleged liability of any Director or officer of the Corporation for or with respect to any acts or omissions of such Director or officer occurring prior to such amendment.

Section 7.2.    Indemnification.

(a)    Each person who was or is made a party or is threatened to be made a party to or is otherwise subject to or involved in any claim, demand, action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that he or she is or was a Director, officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another company or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an “Indemnitee”), whether the basis of such Proceeding is alleged action in an official capacity as a Director, officer, employee or agent or in any other capacity while serving as a Director, officer, employee or agent, shall be indemnified by the Corporation to the fullest extent permitted or required by the DGCL and any other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including, without limitation, court costs, attorneys’ fees, witness fees, amounts paid in settlement or judgment, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such Indemnitee in connection therewith (“Indemnifiable Losses”); provided, however, that, except as provided in Section 7.2(d) with respect to Proceedings to enforce rights to indemnification, the Corporation shall indemnify any such Indemnitee pursuant to this Section 7.2(a) in connection with a Proceeding (or part thereof) initiated by such Indemnitee only (i) if such Proceeding (or part thereof) was authorized by the Board or (ii) if indemnification is expressly required by the DGCL. An Indemnitee’s right to indemnification pursuant to this Section 7.2(a) does not include and is separate from an Indemnitee’s right to Advancement of Expenses (as defined below) under Section 7.2(b).

(b)    Each Indemnitee shall have the right to advancement by the Corporation of any and all expenses (including, without limitation, attorneys’ fees and expenses) incurred in defending any such Proceeding in advance of its final disposition (an “Advancement of Expenses”); provided, however, that, if the DGCL so requires, an Advancement of Expenses incurred by an Indemnitee in his or her capacity as a Director or officer (and not in any other capacity in which service was or is rendered by such Indemnitee, including without limitation service to an employee benefit plan) shall be made pursuant to this Section 7.2(b) only upon delivery to the Corporation of an undertaking (an “Undertaking”), by or on behalf of such Indemnitee, to repay, without interest, all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a “Final Adjudication”) that such Indemnitee is not entitled to be indemnified for such expenses under Section 7.2(a). An Indemnitee’s right to an Advancement of Expenses pursuant to this Section 7.2(b) is not subject to the satisfaction of any standard of conduct and is not conditioned upon any prior determination that Indemnitee is entitled to indemnification under Section 7.2(a) with respect to the related Proceeding or the absence of any prior determination to the contrary.

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(c)    The rights to indemnification and to the Advancement of Expenses conferred in Sections 7.2(a) and 7.2(b) shall be separate contract rights and such rights shall continue as to an Indemnitee who has ceased to be a Director, officer, employee or agent and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

(d)    If a claim under Section 7.2(a) or Section 7.2(b) is not paid in full by the Corporation within 60 calendar days after a written claim has been received by the Corporation, except in the case of a claim for an Advancement of Expenses, in which case the applicable period shall be 20 calendar days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Indemnitee shall be entitled to the fullest extent permitted or required by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader reimbursements of prosecution or defense expenses than such law permitted the Corporation to provide prior to such amendment), to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the Indemnitee to enforce a right to an Advancement of Expenses) it shall be a defense that, and (ii) any suit brought by the Corporation to recover an Advancement of Expenses pursuant to the terms of an Undertaking, the Corporation shall be entitled to recover such expenses, without interest, upon a Final Adjudication that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including the Board or a committee thereof, its stockholders or independent legal counsel) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including the Board or a committee thereof, its stockholders or independent legal counsel) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, be a defense to such suit. In any suit brought by an Indemnitee to enforce a right to indemnification or to an Advancement of Expenses hereunder, or brought by the Corporation to recover an Advancement of Expenses hereunder pursuant to the terms of an Undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such Advancement of Expenses, shall be on the Corporation.

(e)    The rights to indemnification and to the Advancement of Expenses conferred in this Section 7.2 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws, agreement, vote of stockholders or disinterested Directors or otherwise. Nothing contained in this Section 7.2 shall limit or otherwise affect any such other right or the Corporation’s power to confer any such other right.

(f)    The Corporation shall not be liable under this Section 7.2 to make any payment to an Indemnitee in respect of any Indemnifiable Losses to the extent that the Indemnitee has otherwise actually received payment (net of any expenses incurred in connection therewith and any repayment by the Indemnitee made with respect thereto) under any insurance policy or from any other source in respect of such Indemnifiable Losses.

(g)    Any repeal or modification of this Section 7.2 shall only be prospective and shall not affect the rights or protections or increase the liability of any Director under this Section 7.2 in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

Section 7.3.    Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 7.4.    Savings Clause. If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee to the

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full extent not prohibited by any applicable portion of this Article VII that shall not have been invalidated, or by any other applicable law. If this Article VII or any portion hereof shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the Corporation shall indemnify each Indemnitee to the full extent under any other applicable law.

ARTICLE VIII

FORUM; SEVERABILITY

Section 8.1.    Forum.

(a)    Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action or proceeding asserting a claim arising pursuant to any provision of the DGCL or the Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (iv) any action or proceeding asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery in the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the preceding sentence and (ii) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

(b)    Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be, to the fullest extent permitted by law, the sole and exclusive forum for any action asserting a claim arising under the Securities Act of 1933.

Section 8.2.    Notice and Consent. To the fullest extent permitted by law, any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article VIII.

Section 8.3.    Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, (a) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other Persons or circumstances shall not in any way be affected or impaired thereby, and (b) to the fullest extent possible, the provisions of the Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its Directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

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ARTICLE IX

AMENDMENTS

Section 9.1.    Amendments to the Bylaws. In furtherance and not in limitation of the rights, powers, privileges, and discretionary authority granted or conferred by the DGCL or other statutes or laws of the State of Delaware, the Board shall have the power, without stockholder approval, to adopt, alter, amend, change or repeal the Bylaws by the affirmative vote of a majority of the Directors then in office, subject to any limitation set forth in the Bylaws. The Corporation may in its Bylaws confer powers upon the Board in addition to the foregoing and in addition to the powers and authorities expressly conferred upon the Board by applicable law.

Section 9.2.    Amendments to the Certificate of Incorporation. The Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the DGCL and laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by applicable law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, Directors or any other Persons whomsoever by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted and held subject to this reservation.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned has executed this Second Amended and Restated Certificate of Incorporation this      day of             , 2023.

By:
[ ]
Authorized Person

ANNEX C

CIBUS, INC.

AMENDED AND RESTATED BYLAWS

As Adopted and Effective

on [                    ], 2023

(i)

(continued)

(ii)

STOCKHOLDERS MEETINGS

1.    Time and Place of Meetings. All meetings of stockholders will be held at such time and place, within or without the State of Delaware, as may be designated by the Board of Directors (the “Board”) of Cibus, Inc., a Delaware corporation (the “Company”), from time to time or, in the absence of a designation by the Board, by the Chairman, the Chief Executive Officer or the Secretary, and stated in the notice of the meeting. Notwithstanding the foregoing, the Board may, in its sole discretion, determine that a meeting of stockholders will not be held at any place, but may instead be held by means of remote communications, subject to such guidelines and procedures as the Board may adopt from time to time in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”). The Board may cancel or reschedule to an earlier or later date any previously scheduled annual or special meeting of stockholders.

2.    Annual Meetings. At each annual meeting of stockholders, the stockholders will elect the directors from the nominees for director, to succeed those directors whose terms expire at such meeting and will transact such other business, in such case as may properly be brought before the meeting in accordance with Bylaws 8, 9, 10 and 11.

3.    Special Meetings. Subject to the rights, if any, of any series of Preferred Stock to call a special meeting of stockholders under circumstances specified in a Preferred Stock Designation, a special meeting of stockholders may be called only (i) by the Chairman, (ii) by the Chief Executive Officer, or (iii) by the Board pursuant to a written resolution adopted by a majority of the total number of directors that the Company would have if there were no vacancies on the Board (the “Whole Board”), in each case to transact only such business as is specified in the notice of the meeting or authorized by a majority of the Whole Board to be brought before the meeting. For the avoidance of doubt, stockholders shall not be permitted to propose business to be brought before a special meeting of stockholders.

4.    Notice of Meetings. Written notice of every meeting of stockholders, stating the place, if any, date and time thereof, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, will be given, in a form permitted by Bylaw 28 or by the DGCL, not less than ten nor more than 60 calendar days before the date of the meeting to each stockholder of record entitled to vote at such meeting, except as otherwise provided by law. When a meeting is adjourned to another place, date, or time, notice need not be given of the adjourned meeting if the place, if any, date and time thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, are provided in a manner permitted by Section 222 of the DGCL (or any successor provision); provided, however, that if the adjournment is for more than 30 calendar days, or if after the adjournment a new record date is fixed for the adjourned meeting, written notice of the place, if any, date and time thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, must be given in conformity herewith or as otherwise provided or permitted by the DGCL.

5.    Inspectors. The Board will, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Board may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the presiding officer of the meeting will appoint one or more inspectors to act at the meeting.

6.    Quorum. Except as otherwise provided by law or in a Preferred Stock Designation, the holders of a majority in voting power of the shares of stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, will constitute a quorum at a meeting of stockholders for the transaction of business thereat. A quorum, once established, will not be broken by the subsequent withdrawal of enough votes to leave less than a quorum. If, however, such a quorum shall not be present or represented at any meeting of the stockholders, the presiding officer of the meeting shall have the power to adjourn the meeting from time to time, in the manner provided in Bylaw 13, until a quorum is present or represented.

7.    Voting; Proxies.

(a)    General. Except as otherwise provided by law, by the Company’s Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), or in a Preferred Stock Designation, each stockholder will be entitled at every meeting of the stockholders to one vote for each share of stock having voting power standing in the name of such stockholder on the books of the Company on the record date for the meeting and such votes may be cast either in person or by proxy. Every proxy must be authorized in a manner permitted by Section 212 of the DGCL (or any successor provision). Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for exclusive use by the Board.

(b)    Vote Required for Stockholder Action.

(i)    When a quorum is present at any meeting of stockholders and except as otherwise provided by law, the Certificate of Incorporation, these Bylaws or in a Preferred Stock Designation, the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the matter will be the act of the stockholders with respect to all matters other than the election of directors.

(ii)    Each director to be elected by stockholders shall be elected as such by the majority of the votes cast by stockholders upon his or her election at a meeting for the election of directors at which a quorum is present, except that, if the number of nominees for election at any such meeting is determined by the Secretary as of the date that is ten days prior to the scheduled mailing date of the proxy statement for such meeting to exceed the number of directors to be elected at such meeting, each director to be so elected shall be elected as such by a plurality of the votes cast by stockholders at such meeting. For purposes of this Bylaw 7(b)(ii), a majority of votes cast shall mean that the number of shares voted “for” a director’s election exceeds 50% of the number of votes cast on the issue of that director’s election (including votes “for,” votes “against” and votes to withhold authority with respect to that director’s election, but excluding any abstentions or broker non-votes). If directors are to be elected by a plurality of the votes cast, stockholders shall not be permitted to vote against a nominee.

(iii)    A director who stands for re-election is expected to tender his or her resignation if he or she fails to receive the required number of votes for re-election. The Board shall nominate for election or re-election as director only candidates who agree to tender, promptly following the annual meeting at which they are elected or re-elected as director, irrevocable resignations that will be effective upon (A) the failure to receive the required vote at the next annual meeting at which they stand for re-election and (B) the Board’s acceptance of such resignation in the Board’s exclusive discretion. In addition, the Board shall fill director vacancies and new directorships only with persons who agree to tender, promptly following their appointment to the Board, irrevocable resignations that will be effective upon (X) the failure to receive the required vote at the next annual meeting at which they stand for re-election and (Y) the Board’s acceptance of such resignation in the Board’s exclusive discretion. If an incumbent director fails to receive the required vote for re-election, the Nominating and Corporate Governance Committee will act on an expedited basis to determine whether to recommend that the Board accept the director’s resignation and will submit such recommendation for prompt consideration by the Board. A director whose resignation is under consideration is expected to abstain from participating in any decision regarding that resignation. The Nominating and Corporate Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept or reject a director’s resignation.

8.    Order of Business. The Chairman, or an officer of the Company designated from time to time by a majority of the Whole Board, will call meetings of stockholders to order and will act as presiding officer thereof. The presiding officer of any meeting may adjourn, recess and convene any meeting of stockholders. Unless otherwise determined by the Board prior to the meeting, the presiding officer of any meeting of stockholders will also determine the order of business and have the authority in his or her sole discretion to determine the rules of procedure and regulate the conduct of the meeting, including without limitation by: (a) imposing restrictions on the persons (other than stockholders of the Company or their duly appointed proxy holders) that may attend the

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meeting; (b) ascertaining whether any stockholder or his or her proxy holder may be excluded from the meeting based upon any determination by the presiding officer, in his or her sole discretion, that any such person has disrupted or is likely to disrupt the proceedings thereat; (c) determining the circumstances in which any person may make a statement or ask questions at the meeting; (d) ruling on all procedural questions that may arise during or in connection with the meeting; (e) determining whether any nomination or business proposed to be brought before the meeting has been properly brought before the meeting; and (f) determining the time or times at which the polls for voting at the meeting will be opened and closed.

9.    Notice of Stockholder Proposals.

(a)    Business to Be Conducted at Annual Meeting. At an annual meeting of stockholders, only such business may be conducted as has been properly brought before the meeting. To be properly brought before an annual meeting, business (other than the nomination of a person for election as a director, which is governed by Bylaw 10, and, to the extent applicable, Bylaw 11), must (i) be brought before the meeting by or at the direction of the Board, (ii) otherwise be properly brought before the meeting by a stockholder who (A) has complied with all applicable requirements of this Bylaw 9 and Bylaw 11 in relation to such business, (B) was a stockholder of record of the Company at the time of giving the notice required by Bylaw 11(a) and is a stockholder of record of the Company at the time of the annual meeting, and (C) is entitled to vote at the annual meeting, and (iii) relate to an item of business that is a proper subject to stockholder action under applicable law. For the avoidance of doubt, the foregoing clause (ii) will be the exclusive means for a stockholder to submit business before an annual meeting of stockholders (other than proposals properly made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (such act, and the rules and regulations promulgated thereunder, the “Exchange Act”) and included in the notice of meeting given by or at the direction of the Board).

(b)    Required Form for Stockholder Proposals. To be in proper form, a stockholder’s notice to the Secretary must set forth in writing the following information, which must be updated and supplemented, if necessary, so that the information provided or required to be provided will be true and correct on the record date of the annual meeting and as of such date that is ten business days prior to the annual meeting or any adjournment or postponement thereof; which update shall be delivered to the Secretary no later than five business days after the record date for the annual meeting and not later than eight business days prior to the date of the annual meeting.

(i)    Information Regarding the Proposing Person. As to each Proposing Person (as such term is defined in Bylaw 11(d)(ii)):

(A)    the name and address of such Proposing Person, as they appear on the Company’s stock transfer book;

(B)    the class, series and number of shares of the Company directly or indirectly beneficially owned or held of record by such Proposing Person (including any shares of any class or series of the Company as to which such Proposing Person has a right to acquire beneficial ownership, whether such right is exercisable immediately or only after the passage of time);

(C)    a representation (1) that the stockholder giving the notice is a holder of record of stock of the Company entitled to vote at the annual meeting and intends to appear at the annual meeting to bring such business before the annual meeting, (2) as to whether any Proposing Person intends, or is part of a group that intends, to deliver a proxy statement and form of proxy to holders of at least the percentage of shares of the Company entitled to vote and required to approve the proposal and, if so, identifying such Proposing Person and (3) as to whether any Proposing Person intends to engage in or be a participant in a solicitation (within the meaning of Rule 14a-1(l) under the Exchange Act) with respect to the proposal and, if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation;

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(D)    a description of any (1) option, warrant, convertible security, stock appreciation right or similar right or interest (including any derivative securities, as defined under Rule 16a-1 under the Exchange Act or other synthetic arrangement having characteristics of a long position), assuming for purposes of these Bylaws presently exercisable, with an exercise or conversion privilege or a settlement or payment mechanism at a price related to any class or series of securities of the Company or with a value derived in whole or in part from the value of any class or series of securities of the Company, whether or not such instrument or right is subject to settlement in whole or in part in the underlying class or series of securities of the Company or otherwise, directly or indirectly held of record or owned beneficially by such Proposing Person and whether or not such Proposing Person may have entered into transactions that hedge or mitigate the economic effects of such security or instrument and (2) each other direct or indirect right or interest that may enable such Proposing Person to profit or share in any profit derived from, or to manage the risk or benefit from, any increase or decrease in the value of the Company’s securities, in each case regardless of whether (x) such right or interest conveys any voting rights in such security to such Proposing Person, (y) such right or interest is required to be, or is capable of being, settled through delivery of such security, or (z) such Proposing Person may have entered into other transactions that hedge the economic effect of any such right or interest (any such right or interest referred to in this clause (D) being a “Derivative Interest”);

(E)    any proxy, contract, agreement, arrangement, understanding or relationship pursuant to which the Proposing Person has a right to vote any shares of the Company or which has the effect of increasing or decreasing the voting power of such Proposing Person;

(F)    any contract, agreement, arrangement, understanding or relationship including any repurchase or similar so called “stock borrowing” agreement or arrangement, the purpose or effect of which is to mitigate loss, reduce economic risk or increase or decrease voting power with respect to any capital stock of the Company or which provides any party, directly or indirectly, the opportunity to profit from any decrease in the price or value of the capital stock of the Company;

(G)    any material pending or threatened legal proceeding involving the Company, any affiliate of the Company or any of their respective directors or officers, to which such Proposing Person or its affiliates is a party or has a material interest (excluding an interest that is substantially the same as all stockholders);

(H)    any rights directly or indirectly held of record or beneficially by the Proposing Person to dividends on the shares of the Company that are separated or separable from the underlying shares of the Company;

(I)    any equity interests, including any convertible, derivative or short interests, in any principal competitor of the Company;

(J)    any performance-related fees (other than an asset-based fee) to which the Proposing Person or any affiliate or immediate family member of the Proposing Person may be entitled as a result of any increase or decrease in the value of shares of the Company or Derivative Interests;

(K)    an accounting of any equity interests, including any convertible, derivative or short interests, in any competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended, of the Company; and

(L)    any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required pursuant to Section 14(a) of the Exchange Act to be made in connection with a general solicitation of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting.

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(ii)    Information Regarding the Proposal: As to each item of business that the stockholder giving the notice proposes to bring before the annual meeting:

(A)    a description in reasonable detail of the business desired to be brought before the annual meeting and the reasons why such stockholder or any other Proposing Person believes that the taking of the action or actions proposed to be taken would be in the best interests of the Company and its stockholders;

(B)    a description in reasonable detail of any material interest of any Proposing Person in such business and a description in reasonable detail of all agreements, arrangements and understandings among the Proposing Persons or between any Proposing Person and any other person or entity (including their names) in connection with the proposal; and

(C)    the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend these Bylaw, the language of the proposed amendment).

The Company may require any Proposing Person to furnish such other information as may be reasonably required by the Company or one of its representatives in good faith to determine such Proposing Person’s compliance with these Bylaws or the accuracy and completeness of any notice or solicitation given or made on behalf of such Proposing Person. Such Proposing Person shall provide such other information within ten calendar days after the Company has requested such other information.

(c)    No Right to Have Proposal Included. A stockholder is not entitled to have its proposal included in the Company’s proxy materials solely as a result of such stockholder’s compliance with the foregoing provisions of this Bylaw 9.

(d)    Requirement to Attend Annual Meeting. If a stockholder does not appear at the annual meeting to present its proposal, such proposal will be disregarded (notwithstanding that proxies in respect of such proposal may have been solicited, obtained or delivered).

10.    Notice of Director Nominations.

(a)    Nomination of Directors. Subject to the rights, if any, of any series of Preferred Stock to nominate or elect directors under circumstances specified in a Preferred Stock Designation, only persons who are nominated in accordance with the procedures set forth in this Bylaw 10 will be eligible to serve as directors. Nominations of persons for election as directors of the Company may be made only at an annual meeting of stockholders and only (i) by or at the direction of the Board or (ii) by a stockholder who (A) has complied with all applicable requirements of this Bylaw 10 and Bylaw 11 in relation to such nomination, (B) was a stockholder of record of the Company at the time of giving the notice required by Bylaw 11(a) and is a stockholder of record of the Company at the time of the annual meeting, (C) is entitled to vote in the election of directors at the annual meeting and (D) subject to Bylaw 11, has nominated a number of nominees that does not exceed the number of directors that will be elected at such meeting. In addition to the requirements of this Bylaw 10 with respect to any nomination proposed to be made at an annual meeting, each Nominating Person shall comply with all applicable requirements of the Exchange Act (including Rule 14a-19 promulgated thereunder) and DGCL with respect to any such nominations.

(b)    Required Form for Director Nominations. To be in proper form, a stockholder’s notice to the Secretary must set forth in writing:

(i)    Information Regarding the Nominating Person. As to each Nominating Person (as such term is defined in Bylaw 11(d)(iii)):

(A)    the information set forth in Bylaw 9(b)(i) (except that for purposes of this Bylaw 10, the term “Nominating Person” will be substituted for the term “Proposing Person” in all places where it appears in

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Bylaw 9(b)(i), the term “elect” will be substituted for the term “approve” and any reference to “business” or “proposal” therein will be deemed to be a reference to the “nomination” or “nominee” contemplated by this Bylaw 10(b), as the context requires).

(B)    a written representation as to whether such Nominating Person intends, or is part of a group that intends, to solicit proxies in support of director nominees other than the nominees of the Board or a duly authorized committee thereof in accordance with Rule 14a-19 under the Exchange Act; and

(C)    for any Nominating Person that the stockholder’s notice indicates intends, or is part of a group that intends, to solicit proxies in support of director nominees other than the nominees of the Board or a duly authorized committee thereof in accordance with Rule 14a-19 under the Exchange Act, a written agreement (in substantially the form provided by the Secretary upon written request), on behalf of such Nominating Person and any group of which it is a member, pursuant to which such Nominating Person acknowledges and agrees that (1) the Company shall disregard any proxies or votes solicited for the Nominating Person’s nominees if such Nominating Person (i) notifies the Company that such Nominating Person no longer intends, or is part of a group that no longer intends, to solicit proxies in support of director nominees other than the nominees of the Board or a duly authorized committee thereof in accordance with Rule 14a-19 under the Exchange Act or (ii) fails to comply with Rules 14a-19(a)(2) and (3) under the Exchange Act, and (2) if any Nominating Person provides notice pursuant to Rule 14a-19(a)(1) under the Exchange Act, such Nominating Person shall deliver to the Secretary, no later than five business days prior to the applicable meeting, reasonable documentary evidence (as determined by the Company or one of its representatives in good faith) that the requirements of Rule 14a-19(a)(3) under the Exchange Act have been satisfied.

The Company may require any Nominating Person to furnish such other information as may be reasonably required by the Company or one of its representatives in good faith to determine such Nominating Person’s compliance with these Bylaws or the accuracy and completeness of any notice or solicitation given or made on behalf of such Nominating Person. Such Nominating Person shall provide such other information within ten calendar days after the Company has requested such other information.

(ii)    Information Regarding the Nominee: As to each person whom the stockholder giving notice proposes to nominate for election as a director:

(A)    all information with respect to such proposed nominee that would be required to be set forth in a stockholder’s notice pursuant to Bylaw 9(b)(i) if such proposed nominee were a Nominating Person;

(B)    all information relating to such proposed nominee that would be required to be disclosed in a proxy statement or other filing required pursuant to Section 14(a) under the Exchange Act to be made in connection with a general solicitation of proxies for an election of directors in a contested election (including such proposed nominee’s written consent to be named in the proxy materials as a nominee and to serve as a director if elected);

(C)    a reasonably detailed description of all direct and indirect compensation and other material monetary agreements, arrangements or understandings during the past three years, any other material relationships, between or among such Nominating Person and its affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee and his or her affiliates, associates or others acting in concert therewith, on the other hand, including all information that would be required to be disclosed pursuant to Items 403 and 404 under Regulation S-K if the stockholder giving the notice or any other Nominating Person were the “registrant” for purposes of such rule and the proposed nominee were a director or executive officer of such registrant;

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(D)    a completed questionnaire (in the form provided by the Secretary upon written request) with respect to the identity, background and qualification of the proposed nominee and the background of any other person or entity on whose behalf the nomination is being made; and

(A)    a written representation and agreement (in the form provided by the Secretary upon written request) that the proposed nominee (1) is qualified and if elected intends to serve as a director of the Company for the entire term for which such proposed nominee is standing for election, (2) is not and will not become a party to (x) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how the proposed nominee, if elected as a director of the Company, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Company or (y) any Voting Commitment that could limit or interfere with the proposed nominee’s ability to comply, if elected as a director of the Company, with the proposed nominee’s fiduciary duties under applicable law, (3) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, and (4) if elected as a director of the Company, the proposed nominee would be in compliance and will comply, with all applicable publicly disclosed corporate governance, ethics, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Company (including, without limitation, the policy set forth in Bylaw 7(c) and the related agreement of the proposed nominee to tender, promptly following the meeting at which he or she is elected as director, an irrevocable resignation that will be effective as provided in such Bylaw 7(c)).

The Company may require any Nominating Person or proposed nominee to furnish such other information as may be reasonably required by the Company or one of its representatives in good faith to determine the qualifications and eligibility of such proposed nominee to serve as a director. Such nominee, or such Nominating Person on behalf of the nominee, shall provide such other information within ten calendar days after the Company has requested such other information. The Company may request that any nominee submit to interviews (which may be conducted via virtual meeting) with the Board or any committee thereof, and such nominee shall, and the Nominating Person shall cause the nominee to, make himself or herself available for any such interviews within ten business days following the Company’s request.

(c)    No Right to Have Nominees Included. A stockholder is not entitled to have its nominees included in the Company’s proxy materials solely as a result of such stockholder’s compliance with the foregoing provisions of this Bylaw 10, except to the extent required by Rule 14a-19 under the Exchange Act and other applicable requirements of state and federal law.

(d)    Requirement to Attend Annual Meeting. If a stockholder does not appear at the annual meeting to present its nomination, such nomination will be disregarded (notwithstanding that proxies in respect of such nomination may have been solicited, obtained or delivered).

(a)    Rule 14a-19 Compliance. If (i) any Nominating Person provides notice pursuant to Rule 14a-19(a)(1) under the Exchange Act and (ii) such Nominating Person subsequently either (A) notifies the Company that such Nominating Person no longer intends to, or is part of a group that no longer intends to, solicit proxies in support of director nominees other than the nominees of the Board or a duly authorized committee thereof in accordance with Rule 14a-19 under the Exchange Act or (B) fails to comply with the requirements of Rules 14a-19(a)(2) and (3) under the Exchange Act, then the Company shall disregard any proxies or votes solicited for the Nominating Person’s nominees, notwithstanding that proxies or votes in favor thereof may have been received by the Company. If any Nominating Person provides notice pursuant to Rule 14a-19(a)(1) under the Exchange Act, such Nominating Person shall deliver to the Secretary, no later than five business days prior to the applicable meeting, reasonable documentary evidence (as determined by the Company or one of its representatives in good faith) that the requirements of Rule 14a-19(a)(3) under the Exchange Act have been satisfied.

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11.    Additional Provisions Relating to the Notice of Stockholder Business and Director Nominations.

(a)    Timely Notice. To be timely, a stockholder’s notice required by Bylaw 9(a) or Bylaw 10(a) must be delivered to or mailed and received by the Secretary at the principal executive offices of the Company not less than 90 nor more than 120 calendar days prior to the first anniversary of the date on which the Company held the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting is scheduled for a date more than 30 calendar days prior to or more than 30 calendar days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not later than the close of business on the later of the 90th calendar day prior to such annual meeting and the 10th calendar day following the day on which public disclosure of the date of such meeting is first made. In no event will a recess or adjournment of an annual meeting (or any announcement of any such recess or adjournment) commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. Notwithstanding the foregoing, in the event the number of directors to be elected to the Board at the annual meeting is increased by the Board, and there is no public announcement by the Company naming the nominees for the additional directors at least 100 calendar days prior to the first anniversary of the date on which the Company held the preceding year’s annual meeting of stockholders, a stockholder’s notice pursuant to Bylaw 10(a) will be considered timely, but only with respect to nominees for the additional directorships, if it is delivered to or mailed and received by the Secretary at the principal executive offices of the Company not later than the close of business on the tenth calendar day following the day on which such public announcement is first made by the Company.

(b)    Updating Information in Notice. A stockholder providing notice of business proposed to be brought before an annual meeting pursuant to Bylaw 9 or notice of any nomination to be made at an annual meeting pursuant to Bylaw 10 must further update and supplement such notice, from time to time, if necessary, so that the information provided or required to be provided in such notice pursuant to Bylaw 9 or Bylaw 10, as applicable, is true and correct as of the record date for notice of the meeting and as of the date that is ten days prior to the meeting or any recess, adjournment or postponement thereof. Any such update and supplement must be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Company, as promptly as practicable. Notwithstanding the foregoing, following the conclusion of the relevant time period to provide timely notice to the Company pursuant to Bylaw 11(a), a stockholder will not be permitted to update the information provided or required to be provided in such notice to substitute or replace a nominee. For the avoidance of doubt, any information provided pursuant to this Bylaw 11(b) shall not, and shall not be deemed to, cure any deficiencies in any Proposing Person or Nominating Person’s notice, extend any applicable deadlines under these Bylaws or enable or be deemed to permit such Proposing Person or Nominating Person to amend any proposal or nomination or to submit any new or amended proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a meeting, except as otherwise set forth in these Bylaws. Business or a nomination proposed to be brought by a stockholder may not be brought before a meeting if such stockholder or any Proposing Person or Nominating Person, as applicable, takes action contrary to the representations made in the stockholder notice applicable to such business or nomination or if the stockholder notice applicable to such business or nomination contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading, or if after being submitted to the Company, the stockholder notice applicable to such business or nomination was not updated in accordance with these Bylaws.

(c)    Determinations of Form, Effect of Noncompliance, Etc. The presiding officer of any annual meeting will, if the facts warrant, determine that a proposal was not made in accordance with the procedures prescribed by Bylaw 9 and this Bylaw 11 or that a nomination was not made in accordance with the procedures prescribed by Bylaw 10 and this Bylaw 11, and if he or she should so determine, he or she will so declare to the meeting and the defective proposal or nomination, as applicable, will be disregarded. Notwithstanding anything in these Bylaws to the contrary, unless otherwise required by applicable law: (i) no nominations shall be made or business shall be conducted at any annual meeting or special meeting except in accordance with the procedures set forth in Bylaws 9, 10 and 11, and (ii) if a Proposing Person intending to propose business or a Nominating Person

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intending to make nominations at an annual meeting or special meeting pursuant to Bylaws 9, 10 and 11, as applicable, does not provide the information required under Bylaws 9, 10 and 11 to the Company in accordance with the applicable timing requirements set forth in these Bylaws, or the Proposing Person or Nominating Person (or a qualified representative thereof) does not appear at the meeting to present the proposed business or nominations, such business or nominations shall not be considered, notwithstanding that proxies in respect of such business or nominations may have been received by the Company.

(d)    Certain Definitions.

(i)    For purposes of Bylaw 9 and Bylaw 10 and this Bylaw 11, “public disclosure” means disclosure in a press release reported by the Dow Jones News Service, Bloomberg, Associated Press or comparable national news service or in a document filed by the Company with the Securities and Exchange Commission pursuant to Exchange Act or furnished by the Company to stockholders.

(ii)    For purposes of Bylaw 9 and this Bylaw 11, “Proposing Person” means (A) the stockholder providing the notice of business proposed to be brought before an annual meeting, (B) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is given, and (C) any Affiliate or Associate (each within the meaning of Rule 12b-2 under the Exchange Act) of such stockholder or beneficial owner.

(iii)    For purposes of Bylaw 10 and this Bylaw 11, “Nominating Person” means (A) the stockholder providing the notice of the nomination proposed to be made at an annual meeting, (B) the beneficial owner or beneficial owners, if different, on whose behalf the notice of nomination proposed to be made at the annual meeting is given, and (C) any Affiliate or Associate (each within the meaning of Rule 12b-2 under the Exchange Act) of such stockholder or beneficial owner.

12.    Record Dates.

(a)    Voting Record Dates. In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders, the Board may fix a record date, which will not precede the date upon which the Board resolution fixing the same is adopted and will not be more than 60 nor less than 10 calendar days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders will be at the close of business on the calendar day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the calendar day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of the stockholders will apply to any recess or adjournment of the meeting; provided, however, that the Board may fix a new record date for the determination of stockholders entitled to vote at the recessed or adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to such notice of such recessed or adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Bylaw 12(a) at the recessed or adjourned meeting.

(b)    Payment Record Dates. In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date will not be more than 60 calendar days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose will be at the close of business on the calendar day on which the Board adopts the resolution relating thereto.

(c)    Identity of Registered Holder. The Company will be entitled to treat the person in whose name any share of its stock is registered as the owner thereof for all purposes, and will not be bound to recognize any

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equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Company has notice thereof, except as expressly provided by applicable law.

13.    Adjournments. A meeting of stockholders may be adjourned from time to time by the presiding officer of the meeting. Upon any adjourned meeting being reconvened, any business may be transacted which properly could have been transacted in the absence of such adjournment.

14.    Voting List. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder, shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of ten days ending on the day before the meeting date, (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Company. In the event that the Company determines to make the list available on an electronic network, the Company may take reasonable steps to ensure that such information is available only to the stockholders of the Company. Except as otherwise provided by law, such list shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Bylaw 14 or to vote in person or by proxy at any meeting of the stockholders. The Company shall not be required to include electronic mail addresses or other electronic contact information on such list.

DIRECTORS

15.    Function. The business and affairs of the Company will be managed under the direction of the Board.

16.    Number, Election and Terms. Subject to the rights, if any, of any series of Preferred Stock to elect additional directors under circumstances specified in a Preferred Stock Designation, and to the minimum and maximum number of authorized directors provided in the Certificate of Incorporation, the authorized number of directors may be fixed from time to time only by a resolution adopted from time to time by the Board. Directors will be elected at each annual meeting of stockholders to serve as such until the next annual meeting of stockholders and until their successors are elected and qualified; provided that any directors that are to be elected by the holders of any series of the Preferred Stock will be so elected in the manner provided in the applicable Preferred Stock Designation and in accordance with the Certificate of Incorporation.

17.    Vacancies and Newly Created Directorships. Subject to any limitations imposed by applicable law and the rights, if any, of the holders of any one or more series of Preferred Stock to elect additional directors under circumstances specified in a Preferred Stock Designation, newly created directorships resulting from any increase in the authorized number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal from office or other cause, shall, unless the Board determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders, be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board, and not by the stockholders. Any director so chosen will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor is elected and qualified, or until such director’s earlier death, disqualification, resignation or removal. No decrease in the authorized number of directors will shorten the term of any incumbent director.

18.    Removal. Unless otherwise restricted by statute or by the Certificate of Incorporation, any director or the entire Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

19.    Resignation. Any director may resign at any time upon notice given in writing or by electronic transmission to the Chairman or the Secretary. Any resignation is effective when the resignation is delivered to

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the Company unless the resignation specifies a later effective date or an effective date that is contingent upon the occurrence or non-occurrence of one or more specified events.

20.    Regular Meetings. Regular meetings of the Board may be held immediately after the annual meeting of the stockholders and at such other time and place either within or without the State of Delaware as may from time to time be determined by the Board. Notice of regular meetings of the Board need not be given.

21.    Special Meetings. Special meetings of the Board may be called by the Chairman on one day’s notice to each director by whom such notice is not waived, given in a manner permitted by Bylaw 28 or by the DGCL, and will be called by the Chairman, in like manner and on like notice, upon the request of a majority of the Whole Board. The time and place of any such special meeting shall be as specified in the notice of such meeting.

22.    Quorum. At all meetings of the Board, a majority of the Whole Board will constitute a quorum for the transaction of business. Except for action to be taken by committees of the Board as provided in Bylaw 24, and except for actions required by these Bylaws or the Certificate of Incorporation to be taken by a majority of the Whole Board, the act of a majority of the directors present at any meeting at which there is a quorum will be the act of the Board. If a quorum is not present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time to another place, time, or date, without notice other than announcement at the meeting, until a quorum is present.

23.    Participation in Meetings by Remote Communications. Members of the Board or any committee designated by the Board may participate in a meeting of the Board or any such committee, as the case may be, by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting will constitute presence in person at the meeting.

24.    Committees. The Board may designate one or more committees, each committee to consist of one or more of the directors. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board, or in these Bylaws, will have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Company, and may authorize the seal of the Company to be affixed to all papers which may require it; but no such committee will have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval or (b) making, adopting, amending or repealing any provision of these Bylaws. Unless the Board provides otherwise, each committee designated by the Board may make, alter and repeal rules and procedures for the conduct of its business. In the absence of such rules and procedures, each committee shall conduct its business in the same manner as the Board conducts its business. Any resolution of the Board establishing or directing any committee of the Board or establishing or amending the charter of any such committee may establish requirements or procedures relating to the governance and/or operation of such committee that are different from, or in addition to, those set forth in these Bylaws and, to the extent that there is any inconsistency between these Bylaws and any such resolution or charter, the terms of such resolution or charter shall be controlling.

25.    Compensation. The Board may establish the compensation of directors, including without limitation compensation for membership on the Board and on committees of the Board, attendance at meetings of the Board or committees of the Board, and for other services provided to the Company or at the request of the Board.

26.    Rules. The Board may adopt rules and regulations for the conduct of meetings and the oversight of the management of the affairs of the Company.

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27.    Chairman of the Board. The Board, by a majority vote of the Whole Board, shall elect a Chairman from among the members of the Board. The Chairman shall not be considered an officer of the Company in his or her capacity as such. The Chairman may be removed from that capacity by a majority vote of the Whole Board. The Chairman shall preside at meetings of the Board and of the stockholders of the Company and exercise and perform such other powers and duties as may from time to time be assigned to him or her by the Board or as may be prescribed by these Bylaws. In the absence of the Chairman, such other director of the Company designated by the Chairman or by the Board shall act as chairman of any such meeting. The Chairman or the Board may appoint a Vice Chairman of the Board to exercise and perform such other powers and duties as may from time to time be assigned to him or her by the Chairman or by the Board.

NOTICES

28.    Generally.

(a)    Form of Notices.

(i)    Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the Company pursuant to applicable law or under the Certificate of Incorporation or these Bylaws may be given in writing directed to the stockholder’s mailing address (or by electronic transmission directed to the stockholder’s electronic mail address, as applicable) as it appears on the records of the Company and shall be given (A) if mailed, when the notice is deposited in the U.S. mail, postage prepaid; (B) if delivered by courier service, the earlier of when the notice is received or left at such stockholder’s address; or (C) if given by electronic mail, when directed to such stockholder’s electronic mail address unless the stockholder has notified the Company in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by Bylaw 28(a)(iii). A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Company.

(ii)    Without limiting the manner by which notice otherwise may be given effectively to stockholders, but subject to Bylaw 28(a)(iii), any notice to stockholders given by the Company pursuant to applicable law or under the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Company. The Company may give a notice by electronic mail in accordance with Bylaw 28(a)(i) without obtaining the consent required by this Bylaw 28(a)(ii). Notice given pursuant to this Bylaw 28(a)(ii) shall be deemed given (A) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (B) if by a posting on an electronic network together with separate notice to the stockholder of such specific posting, upon the later of (1) such posting and (2) the giving of such separate notice; and (C) if by any other form of electronic transmission, when directed to the stockholder.

(iii)    Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (A) the Company is unable to deliver by such electronic transmission two consecutive notices given by the Company and (B) such inability becomes known to the Secretary or an Assistant Secretary or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.

(iv)    An affidavit of the Secretary or an Assistant Secretary or of the transfer agent or other agent of the Company that notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

(b)    Notices to Directors. Notices to directors may be given by mail or courier service, telephone, electronic transmission or as otherwise may be permitted by applicable law or these Bylaws.

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29.    Waivers. Whenever any notice is required to be given by law or under the provisions of Certificate of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person entitled to such notice, or a waiver by electronic transmission by the person entitled to such notice, whether before or after the time of the event for which notice is to be given, will be deemed equivalent to such notice. Attendance of a person at a meeting will constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

OFFICERS

30.    Generally.

(a)    The officers of the Company will be elected annually by the Board and will consist of a Chief Executive Officer, a President, a Secretary and a Treasurer, all of whom shall be elected at the annual meeting of the Board. The Board may also choose one or more Vice Presidents (who may be given particular designations with respect to authority, function, or seniority), one or more Assistant Secretaries, one or more Assistant Treasurers and such other officers as the Board may from time to time determine. Notwithstanding the foregoing, the Board may authorize the Chief Executive Officer to appoint any person to any office other than the Secretary or Treasurer. Any number of offices may be held by the same person. Any of the offices may be left vacant from time to time as the Board may determine. In the case of the absence or disability of any officer of the Company or for any other reason deemed sufficient by a majority of the Board, the Board may delegate the absent or disabled officer’s powers or duties to any other officer or to any director.

(b)    Chief Executive Officer. The Chief Executive Officer shall have general charge and supervision of the business of the Company subject to the direction of the Board, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board.

(c)    President. The President shall have such powers and perform such duties as may be assigned to him or her from time to time by the Board or the Chief Executive Officer.

(d)    Vice Presidents. Each Vice President shall have such powers and perform such duties as may be assigned to him or her from time to time by the Board or the Chief Executive Officer. The Board may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board.

(e)    Secretary; Assistant Secretary. The Secretary, or an Assistant Secretary, shall attend all sessions of the Board and all meetings of the stockholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose, and shall perform like duties for committees when required. He or she shall give, or cause to be given, notice of all meetings of the stockholders and meetings of the Board, and shall perform such other duties as may be assigned by the Board. The Secretary, or an Assistant Secretary, shall keep in safe custody the seal of the Company and have authority to affix the seal to all documents requiring it and attest to the same.

(f)    Treasurer; Assistant Treasurer. The Treasurer, or an Assistant Treasurer, shall have the custody of the corporate funds and other property of the Company, except as otherwise provided by the Board, and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board. The Treasurer, or an Assistant Treasurer, shall disburse the funds of the Company as may be ordered by the Board, taking proper vouchers for such disbursements, and whenever requested by the Board, shall render an account of all his or her transactions as treasurer and of the financial condition of the Company, and shall perform such other duties as may be assigned by the Board.

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(g)    Delegation of Authority. The Board may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding the provisions herein.

(h)     Voting Securities Owned by the Company. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Company may be executed in the name of and on behalf of the Company by the Chief Executive Officer, the President, any Vice President or any other officer authorized to do so by the Board and any such officer may, in the name of and on behalf of the Company, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any company in which the Company may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Company might have exercised and possessed if present. The Board may, by resolution, from time to time confer like powers upon any other person or persons.

(i)    Chairman of the Board. The Board, in its discretion, may choose a Chairman (who shall be a director but need not be elected as an officer). The Chairman of the Board shall preside at all meetings of the stockholders and all meetings of the Board. The Chairman of the Board shall perform such other duties and may exercise such other powers as may from time to time be assigned by these Bylaws or by the Board.

31.    Compensation. The compensation of all directors who are also officers and agents of the Company and the executive officers of the Company will be fixed by the Board or by a committee of the Board. The Board may fix or delegate the power to fix, the compensation of other officers and agents of the Company to an officer of the Company.

32.    Succession. The officers of the Company will hold office until their successors are elected and qualified or until such officer’s earlier death, resignation or removal. Any officer may be removed at any time by the affirmative vote of a majority of the Whole Board. Any vacancy occurring in any office of the Company may be filled by the Board or by the Chairman as provided in Bylaw 30. Any officer of the Company may resign at any time by giving written notice of his or her resignation to the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon receipt unless such notice provides that the resignation is effective at some later time or upon the occurrence of some later event.

33.    Authority and Duties. Each of the officers of the Company will have such authority and will perform such duties as are customarily incident to their respective offices or as may be specified from time to time by the Board.

STOCK

34.    Certificates. The Board may provide by resolution or resolutions that some or all of any or all classes or series of the stock of the Company shall be uncertificated shares. Certificates, if any, representing shares of stock of the Company will be in such form as is determined by the Board, subject to applicable legal requirements and the Certificate of Incorporation. Each such certificate shall be numbered and shall be signed by, or in the name of the Company by, the Chairman, or Chief Executive Officer or Chief Financial Officer, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary. Any or all of the signatures on a certificate may be a facsimile signature or electronic signature. In case any officer, transfer agent or registrar who has signed or whose facsimile signature or electronic signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

35.    Transfer. Transfers of shares shall be made upon the books of the Company (i) only by the holder of record thereof, or by a duly authorized agent, transferee or legal representative and (ii) in the case of certificated shares, upon the surrender to the Company of the certificate or certificates for such shares. No transfer shall be made that is inconsistent with the provisions of applicable law.

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36.    Lost, Stolen or Destroyed Certificates. The Secretary may direct a new certificate or certificates or uncertificated shares to be issued in place of any certificate or certificates theretofore issued by the Company alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact, satisfactory to the Secretary, by the person claiming the certificate of stock to be lost, stolen or destroyed. As a condition precedent to the issuance of a new certificate or certificates, the Secretary may require the owners of such lost, stolen or destroyed certificate or certificates to give the Company a bond in such sum and with such surety or sureties as the Secretary may direct as indemnity against any claims that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of the new certificate or uncertificated shares.

GENERAL

37.    Fiscal Year. The fiscal year of the Company will end on December 31 of each calendar year or such other date as may be fixed from time to time by the Board.

38.    Reliance Upon Books, Reports and Records. Each director, each member of a committee designated by the Board, and each officer of the Company will, in the performance of his or her duties, be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements presented to the Company by any of the Company’s officers or employees, or committees of the Board, or by any other person or entity as to matters the director, committee member, or officer believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Company.

39.    Amendments. Except as otherwise provided by law or by the Certificate of Incorporation or these Bylaws, these Bylaws or any of them may be amended in any respect or repealed at any time, either (a) at any meeting of stockholders, provided that any amendment or supplement proposed to be acted upon at any such meeting has been properly described or referred to in the notice of such meeting, or (b) by the Board, provided that no amendment adopted by the Board may vary or conflict with any amendment adopted by the stockholders in accordance with the Certificate of Incorporation and these Bylaws.

40.    Electronic Signatures.

(a)    Except as otherwise required by the Certificate of Incorporation (including as otherwise required by any Preferred Stock Designation) or these Bylaws (including, without limitation, as otherwise required by Bylaw 40(b)), any document, including, without limitation, any consent, agreement, certificate or instrument, required by the DGCL, the Certificate of Incorporation (including any Preferred Stock Designation) or these Bylaws to be executed by any officer, director, stockholder, employee or agent of the Corporation may be executed using a facsimile or other form of electronic signature to the fullest extent permitted by applicable law. All other contracts, agreements, certificates or instruments to be executed on behalf of the Corporation may be executed using a facsimile or other form of electronic signature to the fullest extent permitted by applicable law. The terms “electronic mail,” “electronic mail address,” “electronic signature” and “electronic transmission” as used herein shall have the meanings ascribed thereto in the DGCL.

(b)    Notwithstanding anything to the contrary in these Bylaws, whenever Bylaws 9, 10, or 11 require one or more persons (including a stockholder) to deliver a document or information (other than a document authorizing another person to act for a stockholder by proxy at a meeting of stockholders pursuant to Section 212 of the DGCL) to the Company or any officer, employee or agent thereof (including any notice, request, questionnaire, revocation, representation or other document or agreement), the Company shall not be required to accept delivery of such document or information unless the document or information is in writing exclusively (and not in an electronic transmission) and delivered exclusively by hand (including, without limitation, overnight courier service) or by certified or registered mail, return receipt requested. For the avoidance of doubt, the Company expressly opts out of Section 116 of the DGCL with respect to the delivery of information and

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documents (other than a document authorizing another person to act for a stockholder by proxy at a meeting of stockholders pursuant to Section 212 of the DGCL) to the Company required by Bylaws 9, 10, or 11.

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ANNEX D

Execution Version

TAX RECEIVABLE AGREEMENT

among

CIBUS, INC. (f/k/a Calyxt, Inc.)

and

THE PERSONS NAMED HEREIN

Dated as of [●]

-i-

TAX RECEIVABLE AGREEMENT

This TAX RECEIVABLE AGREEMENT (this “Agreement”), dated as of [●], is hereby entered into by and among Cibus, Inc. (f/k/a Calyxt, Inc.), a Delaware corporation (the “Corporate Taxpayer”), the TRA Party Representative and each of the other persons from time to time party hereto (the “TRA Parties”). Capitalized terms used but not defined herein have their respective meanings set forth in the Merger Agreement.

RECITALS

WHEREAS, the TRA Parties directly or indirectly hold Units in Cibus Global, LLC, a Delaware limited liability company (“OpCo”), which is classified as a partnership for United States federal income tax purposes, or held Blocker Stock immediately prior to the Blocker Mergers;

WHEREAS, the Corporate Taxpayer, OpCo, Calypso Merger Subsidiary, LLC, a Delaware limited liability company (“Opco Merger Sub”), the Blockers and the other parties thereto entered into that certain Agreement and Plan of Merger, dated January 13, 2023 (as further amended or modified in whole or in part from time to time in accordance with such agreement, the “Merger Agreement”), pursuant to which, among other things, (a) the Blockers will each be merged with and into the Corporate Taxpayer (such mergers, the “Blocker Mergers”), and (b) following the Blocker Mergers, at the Closing, Opco Merger Sub will merge with and into OpCo, with OpCo surviving (such merger, the “Company Merger”);

WHEREAS, immediately prior to the consummation of the Blocker Mergers, each Blocker was taxable as a corporation for United States federal income tax purposes;

WHEREAS, as of immediately following the Company Merger, the Corporate Taxpayer is the sole managing member of OpCo and holds Units that were (a) received in connection with the Blocker Mergers and Company Merger, (b) received in exchange for the Corporate Taxpayer’s contribution to OpCo in a transaction described under Section 721 of the Code, or (c) otherwise received pursuant to the transactions contemplated by the Merger Agreement;

WHEREAS, as a result of the Blocker Mergers, the Corporate Taxpayer will be entitled to utilize Blocker NOLs;

WHEREAS, after the Closing Date, any Units held by the TRA Parties, together with Class B common stock of the Corporate Taxpayer, may be exchanged for Class A common stock of the Corporate Taxpayer (the “Class A Shares”) constituting the Stock Exchange Payment or, alternatively, at the election of the Corporate Taxpayer, the Cash Exchange Payment (a “Future Exchange”), pursuant to the provisions of the LLC Agreement and the Exchange Agreement, dated as of [●], among the Corporate Taxpayer, OpCo, and the holders of Units from time to time party thereto, as amended from time to time (the “Exchange Agreement”), and in either case contributed to OpCo by the Corporate Taxpayer, provided that, at the election of the Corporate Taxpayer in its sole discretion and in accordance with the Exchange Agreement, the Corporate Taxpayer may effect a direct exchange of such cash or Class A Shares for such Units (a “Direct Exchange,” which shall also constitute a Future Exchange);

WHEREAS, OpCo and each of its direct and indirect Subsidiaries that is treated as a partnership for United States federal income tax purposes (but only if such indirect Subsidiaries are held only through Subsidiaries treated as partnerships or disregarded entities) will have in effect (and with respect to any Subsidiary that is not wholly-owned, OpCo shall use commercially reasonable efforts to cause such Subsidiary to have in effect) an election under Section 754 of the Code for the Taxable Year (a “Section 754 Election”) that includes the Closing Date and each subsequent Taxable Year in which an Future Exchange occurs, in each case, to the extent eligible to do so;

WHEREAS, as a result of the Blocker Mergers, Future Exchanges, and Section 754 Elections, the income, gain, deduction, loss, expense and other tax items of the Corporate Taxpayer may be affected by (i) the Exchange Basis Adjustments, (ii) Blocker NOLs; and (iii) any deduction attributable to any payment (including amounts attributable to Imputed Interest) made under this Agreement (collectively, the “Tax Attributes”);

WHEREAS, the parties to this Agreement desire to provide for certain payments and make certain arrangements with respect to the effect of the Tax Attributes on the liability for Taxes of the Corporate Taxpayer.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1    Definitions. As used in this Agreement, the terms set forth in this Article I shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

“Acquired Units” means the Units acquired by the Corporate Taxpayer in the Blocker Mergers or an Future Exchange.

“Actual Tax Liability” means, with respect to any Taxable Year, the actual liability for Taxes, which shall not be less than zero, of (i) the Corporate Taxpayer and (ii) without duplication, OpCo and its Subsidiaries, but only with respect to Taxes imposed on OpCo and its Subsidiaries and allocable to the Corporate Taxpayer or to the other members of the consolidated group of which the Corporate Taxpayer is the parent, provided, that, if applicable, such amounts shall be determined in accordance with a Determination (including interest imposed in respect thereof under applicable law); provided, further, that the actual liability for Taxes described in clauses (i) and (ii) shall be calculated using the Assumed Rate, solely for purposes of calculating the U.S. state and local Actual Tax Liability of the Corporate Taxpayer.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, its capacity as a sole or managing member or otherwise, including any private equity fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person. For purposes of this Agreement, no TRA Party shall be considered to be an Affiliate of the Corporate Taxpayer or OpCo.

“Agreed Rate” means a per annum rate equal to SOFR plus 100 basis points.

“Assumed Rate” means, with respect to any Taxable Year, the tax rate equal to the sum of the product of (x) OpCo’s tax apportionment percentage(s) for each U.S. state and local jurisdiction in which OpCo or the Corporate Taxpayer files Tax Returns for the relevant Taxable Year and (y) the highest corporate tax rate(s) for each such U.S. state and local jurisdiction in which OpCo or the Corporate Taxpayer files Tax Returns for each relevant Taxable Year.

“Attributable” means the portion of any Tax Attribute of the Corporate Taxpayer or its Subsidiaries or, without duplication, OpCo or its Subsidiaries, that is attributable to a TRA Party and shall be determined by reference to the Tax Attributes, under the following principles:

(i) any Exchange Basis Adjustments shall be determined separately with respect to each TRA Party and are Attributable to a TRA Party in an amount equal to the total Exchange Basis Adjustments relating to the Units that are exchanged by such TRA Party as part of a Future Exchange;

(ii) any Blocker NOLs shall be determined separately with respect to each TRA Party and are Attributable to each TRA Party in an amount equal to the Blocker NOLs relating to the Blocker Stock acquired (via the Blocker Mergers) from such TRA Party (pro-rata based on the number of shares owned by such TRA Party in such Blocker); and

(ii) any deduction to the Corporate Taxpayer or its Subsidiaries, as applicable, with respect to a Taxable Year in respect of any payment (including amounts attributable to Imputed Interest) made under this Agreement is Attributable to the Person that is required to include the Imputed Interest or other payment in income (without regard to whether such Person is actually subject to Taxes thereon).

A “Beneficial Owner” of a security is a Person who directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of, such security and/or (ii) investment power, which includes the power to dispose of, or to direct the disposition of, such security. The terms “Beneficially Owned” and “Beneficial Ownership” shall have correlative meanings.

“Blocker” means any New Ventures I Holdings, LLC, a Delaware limited liability company (“Blocker 1”); BCGF CB Holdings LLC, a Delaware limited liability company (“Blocker 2”); BCGFCP CB Holdings LLC, a Delaware limited liability company (“Blocker 3”); BCGFK CB Holdings LLC, a Delaware limited liability company (“Blocker 4”); FSBCGF CB Holdings LLC, a Delaware limited liability company (“Blocker 5”); PYLBCG CB Holdings LLC, a Delaware limited liability company (“Blocker 6”); FSGRWCO CB Holdings LLC, a Delaware limited liability company (“Blocker 7”); GROWTHCO CB Holdings LLC, a Delaware limited liability company (“Blocker 8”); GRTHCOCP CB Holdings LLC, a Delaware limited liability company (“Blocker 9”); and GRWTHCOK CB Holdings LLC, a Delaware limited liability company (“Blocker 10”; and, collectively with Blocker 1, Blocker 2, Blocker 3, Blocker 4, Blocker 5, Blocker 6, Blocker 7, Blocker 8 and Blocker 9, the “Blockers”).

“Blocker NOLs” means any U.S. federal, state, or local net operating losses, capital losses, disallowed interest expense carryforwards under Section 163(j) of the Code (and any comparable provision of state or local tax law), and credit carryforwards of the Blockers relating to taxable periods (or portions thereof) ending on or prior to the Closing Date that the Corporate Taxpayer is entitled to utilize as a result of the Blocker Mergers. Notwithstanding the foregoing, the term “Blocker NOLs” shall not include any tax attribute of a Blocker that is used to offset Taxes attributable to such Blocker, if such offset Taxes are attributable to taxable periods ending on or prior to the date of the Blocker Mergers.

“Blocker Shareholder” means, a Person who, prior to a Blocker Merger, holds Blocker Stock, and as a result of such Blocker Merger, holds stock of the Corporate Taxpayer.

“Blocker Stock” means, with respect to any Blocker, the membership interests or stock of such Blocker, as applicable, outstanding immediately prior to the Blocker Mergers.

“Board” means the Board of Directors of the Corporate Taxpayer.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York, San Francisco, California or Wilmington, Delaware are authorized or required by Law to close.

“Cash Exchange Payment” has the meaning set forth in the Exchange Agreement.

“Class A Shares 5-Day VWAP” means, on any date, the arithmetic average of the VWAP for each of the five (5) consecutive Trading Days ending on such date, or if such date is not a Trading Day, the immediately preceding Trading Day.

“Change of Control” means the occurrence of any of the following events:

(i) any Person or any group of Persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act or any successor provisions thereto (excluding any Excluded) is or becomes the Beneficial Owner, directly or indirectly, of securities of Corporate Taxpayer representing more than 50% of the combined voting power of Corporate Taxpayer’s then outstanding voting securities (assuming the full exercise for cash and settlement in shares of all outstanding warrants, if any, issued by Corporate Taxpayer or OpCo or any OpCo PIUs issued by OpCo at such time irrespective of any conditions or limitations thereon), other than in connection with any merger or consolidation that does not constitute a Change of Control under clause (ii) below; or

(ii) there is consummated a merger or consolidation of Corporate Taxpayer with any other corporation or other entity, and, immediately after the consummation of such merger or consolidation, the Beneficial Owners of voting securities of Corporate Taxpayer immediately prior to such merger or consolidation (assuming that all outstanding options, warrants, rights and other convertible or exchangeable securities issued by Corporate Taxpayer or OpCo (whether or not then currently exercisable) have been exercised and the holders thereof are holders of voting securities of Corporate Taxpayer) do not represent or are not converted into more than 50% of the combined voting power of the then outstanding voting securities of the Person resulting from such merger or consolidation or the ultimate parent entity thereof (calculated on a fully-diluted basis using the treasury stock method); or

(iii) the shareholders of Corporate Taxpayer approve a plan of complete liquidation or dissolution of Corporate Taxpayer or there is consummated an agreement or series of related agreements for the sale, lease or other disposition, directly or indirectly, by Corporate Taxpayer of all or substantially all of the assets of Corporate Taxpayer, taken as a whole, other than such sale or other disposition by Corporate Taxpayer of all or substantially all of the assets of Corporate Taxpayer, taken as a whole, to an entity of which at least 50% of the combined voting power of the voting securities of such entity (calculated on a fully diluted basis using the treasury stock method) are Beneficially Owned by the Beneficial Owners of voting securities of Corporate Taxpayer immediately prior to such merger or consolidation (assuming that all outstanding options, warrants, rights and other convertible or exchangeable securities issued by Corporate Taxpayer or OpCo (whether or not then currently exercisable) have been exercised and the holders thereof are holders of voting securities of Corporate Taxpayer).

Notwithstanding the foregoing, a “Change of Control” shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the shares of the Corporate Taxpayer immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in, and own substantially all of the shares of, an entity which owns all or substantially all of the assets of the Corporate Taxpayer immediately following such transaction or series of transactions.

“Closing Date” means the date of the consummation of the transactions contemplated by the Merger Agreement.

“Control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Corporate Taxpayer Return” means the United States federal and/or state and/or local and/or foreign Tax Return, as applicable, of the Corporate Taxpayer filed with respect to Taxes of any Taxable Year.

“Cumulative Net Realized Tax Benefit” for a Taxable Year means the cumulative amount of Realized Tax Benefits for all Taxable Years of the Corporate Taxpayer, up to and including such Taxable Year, net of the cumulative amount of Realized Tax Detriments for the same period. The Realized Tax Benefit and Realized Tax Detriment for each Taxable Year shall be determined based on the most recent Tax Benefit Schedules or Amended Schedules, if any, in existence at the time of such determination; provided that the computation of the Cumulative Net Realized Tax Benefit shall be adjusted to reflect any applicable Determination with respect to any Realized Tax Benefits and/or Realized Tax Detriments.

“Default Rate” means a per annum rate equal to SOFR plus 500 basis points.

“Determination” shall have the meaning ascribed to such term in Section 1313(a) of the Code or similar provision of state, foreign or local tax law, as applicable, or any other event (including the execution of IRS Form 870-AD) that finally and conclusively establishes the amount of any liability for Taxes.

“Early Termination Date” means the date of an Early Termination Notice for purposes of determining the Early Termination Payment.

“Early Termination Rate” means a per annum rate equal to SOFR plus 400 basis points.

“Exchange Basis Adjustment” means the adjustment to the tax basis of a Reference Asset under Sections 732, 734(b) and/or 1012 of the Code (in situations where, as a result of one or more Future Exchanges, OpCo becomes an entity that is disregarded as separate from its owner for United States federal income tax purposes) or under Sections 734(b), 743(b), 754 and/or 755 of the Code (in situations where, following a Future Exchange, OpCo remains in existence as an entity treated as a partnership for United States federal income tax purposes) and, in each case, comparable sections of United States state and local tax laws, as a result of a Future Exchange and the payments made pursuant to this Agreement in respect of such Future Exchange. The amount of any Exchange Basis Adjustment shall be determined using the Market Value with respect to such Future Exchange, except, for the avoidance of doubt, as otherwise required by a Determination. For the avoidance of doubt, payments made under this Agreement shall not be treated as resulting in an Exchange Basis Adjustment to the extent such payments are treated as Imputed Interest, and the amount of any Exchange Basis Adjustment resulting from a Future Exchange of one or more Units shall be determined without regard to any Pre-Exchange Transfer of such Units and as if any such Pre-Exchange Transfer had not occurred.

“Exchange Date” means the date of any Future Exchange.

“Excluded Holders” mean the initial TRA Party Representative and his immediate family members, together with their respective Affiliates.

“Excluded Party” means a Person or group of Persons relevant to an event described in clause (i) of the definition of “Change of Control” in which the Excluded Holders (x) directly or indirectly hold Beneficial Ownership of securities representing more than 50% of the total voting power in such Person or held by such group or (y) participate, through a plan or arrangement between the Excluded Holders and such Person or group of Persons, as “roll-over” equity investors in respect of which such Excluded Holders directly or indirectly receive or retain Beneficial Ownership of rights or securities representing more than 10% of the economic interests in OpCo (or its successor) following such event.

“Future Exchange” is defined in the Recitals of this Agreement.

“Hypothetical Tax Liability” means, with respect to any Taxable Year, an amount, not less than zero, equal to the liability for Taxes of (i) the Corporate Taxpayer and (ii) without duplication, OpCo and its Subsidiaries, but only with respect to Taxes imposed on OpCo and its Subsidiaries and allocable to the Corporate Taxpayer or to the other members of the consolidated group of which the Corporate Taxpayer is the parent, in each case determined using the same methods, elections, conventions and similar practices used in computing the Actual Tax Liability, but, in each case, (a) calculating depreciation, amortization or similar deductions and income, gain or loss using the Non-Stepped Up Tax Basis as reflected on the Basis Schedule including amendments thereto for the Taxable Year, (b) without taking into account any Blocker NOLs, and (c) excluding any deduction attributable to any payment (including amounts attributable to Imputed Interest) made under this Agreement for the Taxable Year. For the avoidance of doubt, Hypothetical Tax Liability shall be determined: (i) without taking into account the carryover or carryback of any tax item (or portions thereof) that is attributable to a Tax Attribute, as applicable, and (ii) using the Assumed Rate solely for purposes of calculating the U.S. state and local Hypothetical Tax Liability of the Corporate Taxpayer.

“Imputed Interest” in respect of a TRA Party shall mean any interest imputed under Section 1272, 1274 or 483 or other provision of the Code and any similar provision of state or local tax law with respect to the Corporate Taxpayer’s payment obligations in respect of such TRA Party under this Agreement.

“IRS” means the United States Internal Revenue Service.

“LLC Agreement” means, with respect to OpCo, the Third Amended and Restated Limited Liability Company Agreement of OpCo, dated on or about the date hereof, as amended from time to time.

“Market Value” shall mean on any date, (a) if the Class A Shares trade on a national securities exchange or automated or electronic quotation system, the Class A Shares 5-Day VWAP or (b) if the Class A Shares are not then traded on a national securities exchange or automated or electronic quotation system, as applicable, the “Appraiser FMV” (as defined in the Exchange Agreement) on such date of one (1) Class A Share that would be obtained in an arms-length transaction between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to buy or sell, respectively, and without regard to the particular circumstances of the buyer or seller.

“Non-Stepped Up Tax Basis” means with respect to any Reference Asset at any time, the tax basis that such asset would have had at such time if no Exchange Basis Adjustments had been made.

“OpCo PIU” means Units of OpCo, which are “profits interests” (as described in IRS Revenue Procedure 93-27 and IRS Revenue Procedure 2001-43) in OpCo.

“Payment Date” means any date on which a payment is required to be made pursuant to this Agreement.

“Permitted Transferee” has the meaning set forth in the LLC Agreement.

“Person” means any individual, corporation, firm, partnership, joint venture, limited liability company, estate, trust, business association, organization, governmental entity or other entity.

“Pre-Exchange Transfer” means any transfer (including upon the death of a holder of Units) or distribution in respect of one or more Units (a) that occurs after the Closing Date but prior to a Future Exchange of such Units, and (b) to which Section 743(b) or 734(b) of the Code applies.

“Realized Tax Benefit” means, for a Taxable Year, the excess, if any, of the Hypothetical Tax Liability over the Actual Tax Liability. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Benefit unless and until there has been a Determination, provided that the Corporate Taxpayer may set aside any payment hereunder and defer payment thereof to any TRA Party (only to the extent of the reasonably expected reduction in the Realized Tax Benefit or Realized Tax Detriment, as applicable) until such Determination or a Determination with respect to any Realized Tax Detriment if in the reasonable discretion of the Corporate Taxpayer the full amount of the Realized Tax Benefit or Realized Tax Detriment, as applicable, is not expected to be so realized as a result of such audit. Any such deferred payments shall bear interest at the Agreed Rate.

“Realized Tax Detriment” means, for a Taxable Year, the excess, if any, of the Actual Tax Liability over the Hypothetical Tax Liability. If all or a portion of the actual liability for such Taxes for the Taxable Year arises as a result of an audit by a Taxing Authority of any Taxable Year, such liability shall not be included in determining the Realized Tax Detriment unless and until there has been a Determination.

“Reference Asset” means an asset that is held by OpCo, or by any of its direct or indirect Subsidiaries treated as a partnership or disregarded entity (but only if such indirect Subsidiaries are held only through Subsidiaries treated as partnerships or disregarded entities) for purposes of the applicable tax, at the time of a Future Exchange or the Blocker Mergers, as applicable. A Reference Asset also includes any asset the tax basis of which is determined, in whole or in part, for purposes of the applicable tax, by reference to the tax basis of an asset that is described in the preceding sentence, including for U.S. federal income tax purposes, any asset that is “substituted basis property” under Section 7701(a)(42) of the Code with respect to a Reference Asset.

“Schedule” means any of the following: (a) a Basis Schedule, (b) a Tax Benefit Schedule, or (c) the Early Termination Schedule, and, in each case, any amendments thereto.

“SOFR” means with respect to any day, a rate per annum equal to the Secured Overnight Financing Rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark (or a successor administrator), on the Federal Reserve Bank of New York’s website. In no event will SOFR plus an applicable margin be less than 0% (for example, SOFR with respect to the Early Termination Rate shall not be less than (-4%)).

“Stock Exchange Payment” has the meaning set forth in the Exchange Agreement.

“Subsidiaries” means, with respect to any Person, as of any date of determination, any other Person as to which such Person, owns, directly or indirectly, or otherwise controls more than 50% of the voting power or other similar interests or the sole general partner interest or managing member or similar interest of such Person.

“Subsidiary Stock” means any stock or other equity interest in any subsidiary entity of OpCo that is treated as a C corporation for United States federal income tax purposes.

“Tax Attributes” has the meaning set forth in the Recitals.

“Tax Benefit Payment” has the meaning set forth in Section 3.1(b).

“Tax Benefit Schedule” has the meaning set forth in Section 2.2(a).

“Tax Return” means any return, declaration, report, or similar statement filed or required to be filed with respect to Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Taxes.

“Taxable Year” means a taxable year of the Corporate Taxpayer as defined in Section 441(b) of the Code or comparable section of state, local or foreign tax law, as applicable (and, therefore, for the avoidance of doubt, may include a period of less than 12 months for which a Tax Return is made), ending on or after the Closing Date.

“Taxes” means any and all United States federal, state, local and foreign taxes, assessments or similar charges that are based on or measured with respect to net income or profits, whether as an exclusive or an alternative basis, and including franchise taxes that are based on or measured with respect to net income or profits, and any interest, penalties, or additions related to such amounts or imposed in respect thereof under applicable law.

“Taxing Authority” shall mean any domestic, federal, national, state, county or municipal or other local government, any subdivision, agency, commission or authority thereof, or any quasi-governmental body exercising any taxing authority or any other authority exercising tax regulatory authority.

“TRA Party Representative” means, initially, Rory Riggs, and thereafter, if Rory Riggs becomes unable to perform the TRA Party Representative’s responsibilities hereunder or resigns from such position, either (i) a replacement TRA Party Representative selected by Rory Riggs at or prior to the time of such inability or resignation, or (ii) if Rory Riggs has not selected a replacement TRA Party Representative at or prior to the time of such inability or resignation, that TRA Party or a committee of TRA Parties determined from time to time by a plurality vote of the TRA Parties ratably in accordance with their right to receive Early Termination Payments under this Agreement determined as if all TRA Parties directly holding Units had fully exchanged their Units for Class A Shares or other consideration and the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Future Exchange; provided, however, that if the TRA Parties fail to appoint a TRA Party Representative within ninety (90) days of the Corporate Taxpayer’s request in writing to do so, the TRA Party having the right to receive the largest Early Termination Payment (in accordance with this sentence) shall be the TRA Party Representative.

“Trading Day” means a day on which the Trading Market is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Trading Market” means the Nasdaq Stock Market or such other principal United States securities exchange on which Class A Shares are listed, quoted or admitted to trading.

“Treasury Regulations” means the final, temporary and proposed regulations under the Code promulgated from time to time (including corresponding provisions and succeeding provisions) as in effect for the relevant taxable period.

“Units” has the meaning set forth in the LLC Agreement.

“Valuation Assumptions” shall mean, as of an Early Termination Date, the assumptions that in each Taxable Year ending on or after such Early Termination Date, (a) the Corporate Taxpayer will have taxable income sufficient to fully utilize the tax items arising from the Tax Attributes (other than any items addressed in clause (b)) during such Taxable Year or future Taxable Years (including, for the avoidance of doubt, deductions and other tax items arising from Tax Attributes that would result from future Tax Benefit Payments that would be paid in accordance with the Valuation Assumptions, further assuming that such applicable future payments would be paid on the due date (including extensions) for filing the Corporate Taxpayer Tax Return for the applicable Taxable Year) in which such deductions would become available, (b) any Blocker NOLs and loss carryovers generated by deductions arising from any Tax Attributes, which Blocker NOLs and/or loss carryovers are available in the Taxable Year that includes such Early Termination Date, will be used by the Corporate Taxpayer on a pro rata basis from the Early Termination Date through (A) the scheduled expiration date of such Blocker NOLs and/or loss carryovers (if any) or (B) if there is no such scheduled expiration date, then the 15th year anniversary of the Early Termination Date, (c) the United States federal income tax rates that will be in effect for each such Taxable Year will be those specified for each such Taxable Year by the Code and other law as in effect on the Early Termination Date, the Assumed Rate will be calculated based on such rates and the apportionment factors applicable in the most recently ended Taxable Year, in each case, except to the extent any change to such tax rates for such Taxable Year has already been enacted into law as of the Early Termination Date, and SOFR that will be in effect for each such Taxable Year will be the rate in effect on the Early Termination Date, (d) any non-amortizable, non-depreciable Reference Assets (other than any Subsidiary Stock) will be disposed of on the fifteenth anniversary of a Future Exchange which gave rise to the applicable Exchange Basis Adjustment and any short-term investments will be disposed of 12 months following the Early Termination Date; provided that, in the event of a Change of Control, such non-amortizable, non-depreciable assets shall be deemed disposed of at the time of sale of the relevant asset (if earlier than such fifteenth anniversary), (e) any

Subsidiary Stock will never be disposed of and (f) if, at the Early Termination Date, there are Units that have not been exchanged, then each such Unit is exchanged in a fully taxable transaction for the Market Value of the Class A Shares that would be transferred if the Future Exchange occurred on the Early Termination Date.

“VWAP” means the daily per share volume-weighted average price of Class A Shares on the Trading Market, as displayed under the heading “Bloomberg VWAP” on the Bloomberg page designated for Class A Shares (or its equivalent successor if such page is not available) in respect of the period from the open of trading on such Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, (a) the per share volume-weighted average price of a Class A Share on such Trading Day (determined without regard to afterhours trading or any other trading outside the regular trading session or trading hours), or (b) if such determination is not feasible, the market price per Class A Share, in either case as determined by a nationally recognized independent investment banking firm retained in good faith for this purpose by the Corporate Taxpayer).

Glossary of Defined Terms	Section
Acquired Units	Section 1.1
Actual Tax Liability	Section 1.1
Affiliate	Section 1.1
Agreed Rate	Section 1.1
Agreement	Recital
Amended Schedule	Section 2.3(b)
Assumed Rate	Section 1.1
Attributable	Section 1.1
Basis Schedule	Section 2.1
Beneficially Owned	Section 1.1
Beneficial Owner	Section 1.1
Beneficial Ownership	Section 1.1
Blocker	Section 1.1
Blocker Mergers	Recital
Blocker NOLs	Section 1.1
Blocker Shareholder	Section 1.1
Blocker Stock	Section 1.1
Board	Section 1.1
Business Day	Section 1.1
Cash Exchange Payment	Section 1.1
Change of Control	Section 1.1
Class A Shares	Recital
Closing Date	Section 1.1
Company Merger	Recital
Control	Section 1.1
Corporate Taxpayer	Recital
Corporate Taxpayer Return	Section 1.1
Cumulative Net Realized Tax Benefit	Section 1.1
Default Cap	Section 3.1(a)
Default Rate	Section 1.1
Determination	Section 1.1
Direct Exchange	Recital
Early Termination Date	Section 1.1
Early Termination Effective Date	Section 4.2
Early Termination Notice	Section 4.2
Early Termination Payment	Section 4.3(b)
Early Termination Rate	Section 1.1
Early Termination Schedule	Section 4.2
Exchange Agreement	Recital

Glossary of Defined Terms	Section
Exchange Basis Adjustment	Section 1.1
Exchange Date	Section 1.1
Expert	Section 7.9
Future Exchange	Recital
Hypothetical Tax Liability	Section 1.1
Imputed Interest	Section 1.1
Interest Amount	Section 3.1(b)
IRS	Section 1.1
Joinder Requirement	Section 7.6(a)
LIBOR	Section 1.1
Liquidity Exceptions	Section 4.1(b)
LLC Agreement	Section 1.1
Mandatory Assignment	Section 7.6(c)
Market Value	Section 1.1
Material Objection Notice	Section 4.2
Material Payment Default	Section 4.1(b)
Merger Agreement	Recital
Net Tax Benefit	Section 3.1(b)
Non-Stepped Up Tax Basis	Section 1.1
Non-TRA Portion	Section 2.2(b)
Objection Notice	Section 2.3(a)
OpCo	Recital
Opco Merger Sub	Recital
OpCo PIU	Section 1.1
Other Tax Receivable Obligations	Section 3.3(c)
Payment Date	Section 1.1
Permitted Transferee	Section 1.1
Person	Section 1.1
Pre-Exchange Transfer	Section 1.1
Realized Tax Benefit	Section 1.1
Realized Tax Detriment	Section 1.1
Reconciliation Dispute	Section 7.9
Reconciliation Procedures	Section 2.3(a)
Reference Asset	Section 1.1
Schedule	Section 1.1
Senior Obligations	Section 5.1
SOFR	Section 1.1
Section 754 Election	Recital
Stock Exchange Payment	Section 1.1
Subsidiaries	Section 1.1
Subsidiary Stock	Section 1.1
Taxable Year	Section 1.1
Tax Attributes	Recital
Tax Benefit Payment	Section 1.1
Tax Benefit Schedule	Section 2.2(a)
Taxes	Section 1.1
Taxing Authority	Section 1.1
Tax Return	Section 1.1
TRA Parties	Recital
TRA Party Representative	Section 1.1
TRA Portion	Section 2.2(b)
Treasury Regulations	Section 1.1
Units	Section 1.1
Valuation Assumptions	Section 1.1

ARTICLE II

DETERMINATION OF CERTAIN REALIZED TAX BENEFIT

Section 2.1    Exchange Basis Adjustment. Within one hundred twenty (120) calendar days after the filing of the United States federal income tax return of the Corporate Taxpayer for the Taxable Year that includes the Closing Date and each Taxable Year thereafter while this Agreement (or any amended and/or restated version thereof) remains in effect, the Corporate Taxpayer shall deliver to each TRA Party who received (or is deemed to receive) cash or Class A Shares in such Taxable Year pursuant to a Future Exchange, as applicable, and, with respect to the Taxable Year that includes the Closing Date, to each Blocker Shareholder, a schedule (the “Basis Schedule”) that shows, in reasonable detail necessary to perform the calculations required by this Agreement, (a) the actual tax basis and the Non-Stepped Up Tax Basis of the Reference Assets as of the Closing Date or the applicable Exchange Date (as applicable) occurring during such Taxable Year, (b) the Exchange Basis Adjustment with respect to the Reference Assets Attributable to such TRA Party as a result of the Future Exchanges effected in such Taxable Year and prior Taxable Years by such TRA Party, calculated in the aggregate, (c) the Blocker NOLs Attributable to such TRA Party for the Taxable Year of the Closing, if any, (d) the period (or periods) over which the Reference Assets are amortizable and/or depreciable and (e) the period (or periods) over which each Exchange Basis Adjustment in respect of such TRA Party is amortizable and/or depreciable, in each case, with respect to schedules provide to the TRA Party Representative calculated in the aggregate for all TRA Parties and with respect to schedules provided to a TRA Party, calculated with respect to the TRA Party to which such Basis Schedule is delivered. Each TRA Party shall bear no costs and expenses incurred in connection with the provision and preparation of the Basis Schedules and Tax Benefit Schedules for each TRA Party in compliance with this Agreement, as well as the procedures set forth in Section 2.3(b), if applicable. Each Basis Schedule will become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).

Section 2.2    Tax Benefit Schedule.

(a)    Tax Benefit Schedule. Within one hundred and twenty (120) calendar days after the filing of the United States federal income tax return of the Corporate Taxpayer for any Taxable Year in which there is a Realized Tax Benefit or Realized Tax Detriment Attributable to a TRA Party, the Corporate Taxpayer shall provide to such TRA Party a schedule showing, in reasonable detail necessary to perform the calculations required by this Agreement, the calculation of the Tax Benefit Payment (and any Realized Tax Benefit or Realized Tax Detriment) or the lack of a Tax Benefit Payment (and any Realized Tax Detriment), as applicable, Attributable to such TRA Party for such Taxable Year (a “Tax Benefit Schedule”). Each Tax Benefit Schedule will become final as provided in Section 2.3(a) and may be amended as provided in Section 2.3(b) (subject to the procedures set forth in Section 2.3(b)).

(b)    Applicable Principles. Subject to Section 3.3(a), the Realized Tax Benefit or Realized Tax Detriment for each Taxable Year is intended to measure the decrease or increase in the Actual Tax Liability for such Taxable Year attributable to the Tax Attributes, determined using a “with and without” methodology. For the avoidance of doubt, the Actual Tax Liability will take into account the deduction of the portion of the Tax Benefit Payment that must be accounted for as interest under the Code based upon the characterization of Tax Benefit Payments as additional consideration payable by the Corporate Taxpayer for the Units acquired in a Future Exchange or Blocker Merger. Carryovers or carrybacks of any Tax item attributable to the Tax Attributes shall be considered to be subject to the rules of the Code and the Treasury Regulations or the appropriate provisions of United States state and local and foreign income and franchise tax law, as applicable, governing the use, limitation and expiration of carryovers or carrybacks of the relevant type. If a carryover or carryback of any tax item includes a portion that is attributable to any Tax Attribute (“TRA Portion”) and another portion that is not (“Non-TRA Portion”), such portions shall be considered to be used in accordance with the “with and without” methodology so that the amount of any Non-TRA Portion is deemed utilized, to the extent available, prior to the amount of any TRA Portion, to the extent available (with the TRA Portion being applied on a proportionate basis consistent with the provisions of Section 3.3). The parties agree that (i) all Tax Benefit

Payments (other than Imputed Interest) made to TRA Parties that exchanged shares of a Blocker for Class A Shares of the Corporate Taxpayer in a Blocker Merger will be treated as non-qualifying property or money received in the Blocker Merger for purposes of Sections 356 of the Code, (ii) all Tax Benefit Payments (other than the portion of Tax Benefit Payments treated as Imputed Interest) made to transferors in a Future Exchange will be treated as subsequent upward purchase price adjustments that have the effect of creating additional Exchange Basis Adjustments to Reference Assets for the Corporate Taxpayer in the Taxable Year of payment, (iii) as a result, such additional Exchange Basis Adjustments described in clause (ii) will be incorporated into the calculation for the Taxable Year of the applicable payment and into the calculations for subsequent Taxable Years, as appropriate, (iv) the Actual Tax Liability shall take into account the deduction of the portion of the Tax Benefit Payment that must be accounted for as Imputed Interest under applicable law and (v) the liability for U.S. federal income Taxes of the Corporate Taxpayer and the amount of taxable income of the Corporate Taxpayer for U.S. federal income tax purposes as determined for purposes of calculating the Actual Tax Liability and the Hypothetical Tax Liability shall include, without duplication, such U.S. federal income liability for Taxes and such U.S. federal taxable income that is economically borne by or allocated to the Corporate Taxpayer as a result of the provisions of Sections 5.06 and 5.07 of the LLC Agreement; provided, however, that such liability for Taxes and such taxable income shall be included in the Hypothetical Tax Liability and the Actual Tax Liability subject to the adjustments and assumptions set forth in the definitions thereof and, to the extent any such amount is taken into account on an Amended Schedule, such amount shall adjust a Tax Benefit Payment, as applicable, in accordance with Section 2.3(b).

(c)    Administrative Assumptions. For the avoidance of doubt, the Corporate Taxpayer shall be entitled to make reasonable simplifying assumptions in making determinations contemplated by this Agreement, including reasonable assumptions regarding basis recovery periods based on available balance sheet information (and the parties hereby agree that that the Corporate Taxpayer’s determination of the Realized Tax Benefit and Realized Tax Detriment with respect to U.S. state and local Taxes may or may not take into account jurisdiction-specific U.S. state and local adjustments to the U.S. federal taxable income base or to the U.S. federal rules regarding the utilization of tax attribute carryovers based on the administrative burden of such calculation, as reasonably determined by the Corporate Taxpayer after consultation with its accounting and tax advisors and the TRA Party Representative). Notwithstanding anything to the contrary, to the extent the Corporate Taxpayer reasonably determines (in consultation with its accounting and tax advisors and the TRA Party Representative) that the administrative burden and costs associated with calculating the Tax Attributes with respect to any subsidiary of OpCo would materially outweigh the Tax Benefit Payment attributable to such Tax Attributes, the Corporate Taxpayer shall be permitted to determine that such Tax Attributes shall not be treated as Tax Attributes for all purposes of this Agreement.

Section 2.3    Procedures, Amendments.

(a)    Procedure. Every time the Corporate Taxpayer delivers to a TRA Party an applicable Schedule under this Agreement, including any Amended Schedule delivered pursuant to Section 2.3(b), and any Early Termination Schedule or amended Early Termination Schedule, the Corporate Taxpayer shall also (x) deliver to such TRA Party supporting schedules, valuation reports, if any, and work papers, as determined by the Corporate Taxpayer or reasonably requested by such TRA Party, providing reasonable detail regarding data and calculations that were relevant for the preparation of the Schedule, and (y) allow the TRA Party Representative and its advisors reasonable access to the appropriate representatives at the Corporate Taxpayer or its advisors, as determined by the Corporate Taxpayer, at the relevant accounting firm that prepared the applicable Schedule, if applicable, in connection with the review of such Schedule. Without limiting the generality of the preceding sentence, the Corporate Taxpayer shall ensure that each Tax Benefit Schedule or Early Termination Schedule delivered to a TRA Party, together with any supporting schedules and work papers, provides a reasonably detailed presentation of the calculation of the Actual Tax Liability (the “with” calculation), the Hypothetical Tax Liability (the “without” calculation), and identifies any material assumptions or operating procedures or principles that were used for purposes of such calculations. An applicable Schedule or amendment thereto shall become final and binding on all parties thirty (30) calendar days from the date on which all relevant TRA Parties are treated as having received the applicable Schedule or amendment thereto under Section 7.1 unless the TRA Party Representative (i) within thirty (30) calendar days from such date provides the Corporate Taxpayer with notice of an objection to such Schedule or amendment setting forth in reasonable detail the basis of such objection (“Objection Notice”) or (ii) provides a written waiver of such right of any Objection Notice within the period described in clause (i) above, in which case such Schedule or amendment thereto shall become binding on the date such waiver is received by the Corporate Taxpayer. If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in the Objection Notice within thirty (30) calendar days after receipt by the Corporate Taxpayer of an Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the reconciliation procedures described in Section 7.9 of this Agreement (the “Reconciliation Procedures”). The TRA Party Representative will represent the interests of each of the TRA Parties and shall raise and pursue, in accordance with this Section 2.3(a), any objection to a Schedule or amendment thereto timely given in writing to the TRA Party Representative by a TRA Party unless the TRA Party Representative determines in its sole discretion that such objection is unlikely to be accepted.

(b)    Amended Schedule. The applicable Schedule for any Taxable Year may be amended from time to time by the Corporate Taxpayer (i) in connection with a Determination affecting such Schedule, (ii) to correct inaccuracies in the Schedule, including those identified as a result of the receipt of additional factual information relating to a Taxable Year after the date the Schedule was provided to a TRA Party, (iii) to comply with the Expert’s determination under the Reconciliation Procedures, (iv) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to a carryback or carryforward of a loss or other tax item to such Taxable Year, (v) to reflect a change in the Realized Tax Benefit or Realized Tax Detriment for such Taxable Year attributable to an amended Tax Return filed for such Taxable Year, or (vi) to adjust an applicable Basis Schedule to take into account payments made pursuant to this Agreement (any such Schedule, an “Amended Schedule”). The Corporate Taxpayer shall provide an Amended Schedule to each TRA Party within thirty (30) calendar days of the occurrence of an event referenced in clauses (i) through (vi) of the preceding sentence. In the event a Schedule is amended after such Schedule becomes final pursuant to Section 2.3(a) or, if applicable, Section 7.9, (A) the Amended Schedule shall not be taken into account in calculating any Tax Benefit Payment in the Taxable Year to which the amendment relates but instead shall be taken into account in calculating the Cumulative Net Realized Tax Benefit for the Taxable Year in which the amendment actually occurs, and (B) as a result of the foregoing, any increase of the Net Tax Benefit attributable to an Amended Schedule shall accrue the Interest Amount (or any other interest hereunder) after the due date (without extensions) for filing the United States federal income tax return of the Corporate Taxpayer for the Taxable Year in which the amendment actually occurs.

Section 2.4    Tax Classifications; Elections.

(a)    Exchange Basis Adjustments. The parties to this Agreement acknowledge and agree to treat (A) to the fullest extent permitted by law each Direct Exchange as giving rise to Exchange Basis Adjustments and (B) to the fullest extent permitted by law each other Future Exchange using cash or Class A Shares contributed to OpCo by the Corporate Taxpayer as a direct purchase of Units by the Corporate Taxpayer from the applicable TRA Party pursuant to Section 707(a)(2)(B) of the Code and as giving rise to Exchange Basis Adjustments.

(b)    Section 754 Election. For the Taxable Year that includes the date hereof and for each Taxable Year in which a Future Exchange occurs and with respect to which the Corporate Taxpayer has obligations under this Agreement, the Corporate Taxpayer, in its capacity as the sole managing member of OpCo, shall ensure that OpCo and each of OpCo’s direct and indirect Subsidiaries that is treated as a partnership for United States federal income tax purposes (but only if such indirect Subsidiaries are held only through Subsidiaries treated as partnerships or disregarded entities) have in effect (and with respect to any Subsidiary that is not wholly-owned, OpCo shall use commercially reasonable efforts to cause such Subsidiary to have in effect) an election under Section 754 of the Code (and under any similar provisions of applicable U.S. state or local law) for each such Taxable Year to the extent eligible to make such election.

ARTICLE III

TAX BENEFIT PAYMENTS

Section 3.1    Payments.

(a)    Payments. Within five (5) Business Days after a Tax Benefit Schedule delivered to a TRA Party becomes final in accordance with Section 2.3(a), or, if applicable, Section 7.9, the Corporate Taxpayer shall pay such TRA Party for such Taxable Year the Tax Benefit Payment determined pursuant to Section 3.1(b) that is Attributable to such TRA Party. Each such Tax Benefit Payment shall be made by wire transfer of immediately available funds to the bank account previously designated by such TRA Party to the Corporate Taxpayer or as otherwise agreed by the Corporate Taxpayer and such TRA Party. The payments provided for pursuant to the above sentence shall be computed separately for each TRA Party. For the avoidance of doubt, no Tax Benefit Payment shall be made in respect of estimated tax payments, including federal estimated income tax payments. Notwithstanding anything to the contrary in this Agreement, with respect to each Future Exchange by or with respect to any TRA Party, if such TRA Party notifies the Corporate Taxpayer in writing of a stated maximum selling price (within the meaning of Treasury Regulations Section 15A.453-1(c)(2)), then the aggregate Tax Benefit Payments to such TRA Party in respect of such Future Exchange (other than amounts accounted for as interest under the Code) shall not exceed such stated maximum selling price.

(b)    A “Tax Benefit Payment” in respect of a TRA Party for a Taxable Year means an amount, not less than zero, equal to the sum of the portion of the Net Tax Benefit that is Attributable to such TRA Party and the Interest Amount with respect thereto. For the avoidance of doubt, for Tax purposes, the Interest Amount shall not be treated as interest (to the extent permitted by applicable law and other than amounts accounted for as Imputed Interest) but instead shall be treated as additional consideration for the applicable Blocker Merger or Future Exchange, unless otherwise required by law. Subject to Section 3.3(a), the “Net Tax Benefit” for a Taxable Year shall be an amount equal to the excess, if any, of eighty-five percent (85%) of the Cumulative Net Realized Tax Benefit as of the end of such Taxable Year, over the total amount of payments previously made under the first sentence of Section 3.1(a) (excluding payments attributable to Interest Amounts); provided that if there is no such excess (or a deficit exists) no TRA Party shall be required to make a payment (or return a payment) to the Corporate Taxpayer in respect of any portion of any Tax Benefit Payment previously paid by the Corporate Taxpayer to such TRA Party. The “Interest Amount” shall equal the interest on the Net Tax Benefit calculated at the Agreed Rate from the due date (without extensions) for filing the Corporate Taxpayer Return with respect to Taxes for such Taxable Year until the Payment Date under Section 3.1(a). The Net Tax Benefit and the Interest Amount shall be determined separately with respect to each Blocker Merger and each Future Exchange. The Net Tax Benefit and the Interest Amount with respect to each Future Exchange shall be determined on a Unit by Unit basis by reference to the resulting Exchange Basis Adjustment to the Corporate Taxpayer.

Section 3.2    No Duplicative Payments. It is intended that the provisions of this Agreement will result in the payments specified in Section 3.1 being made to the TRA Parties and will not result in duplicative payment of any amount (including interest) required under this Agreement. The provisions of this Agreement shall be construed in the appropriate manner to ensure such intentions are realized.

Section 3.3    Pro Rata Payments; Coordination of Benefits With Other Tax Receivable Agreements.

(a)    Notwithstanding anything in Section 3.1 to the contrary, to the extent that the aggregate Realized Tax Benefit of the Corporate Taxpayer with respect to the Tax Attributes is limited in a particular Taxable Year because the Corporate Taxpayer does not have sufficient taxable income, the Net Tax Benefit for the Corporate Taxpayer shall be allocated among all TRA Parties eligible for Tax Benefit Payments under this Agreement in proportion to the respective amounts of Net Tax Benefit that would have been allocated to each such TRA Party if the Corporate Taxpayer had sufficient taxable income so that there were no such limitation.

(b)    If for any reason (including as contemplated by Section 3.3(a)) the Corporate Taxpayer does not fully satisfy its payment obligations to make all Tax Benefit Payments due under this Agreement in respect of a particular Taxable Year, then the Corporate Taxpayer and the TRA Parties agree that (i) Tax Benefit Payments for such Taxable Year shall be allocated to all parties eligible for Tax Benefit Payments under this Agreement in proportion to the relative amounts of Tax Benefit Payments that would have been allocable to each TRA Party if the Corporate Taxpayer had sufficient cash available to make such Tax Benefit Payments and (ii) no Tax Benefit Payment shall be made in respect of any subsequent Taxable Year until all Tax Benefit Payments in respect of prior Taxable Years have been made in full.

(c)    Any Tax Benefit Payment or Early Termination Payment required to be made by the Corporate Taxpayer to the TRA Parties under this Agreement shall rank senior in right of payment to any principal, interest or other amounts due and payable in respect of any similar agreement (“Other Tax Receivable Obligations”). The effect of any other similar agreement shall not be taken into account in respect of any calculations made hereunder.

Section 3.4    Overpayments. To the extent the Corporate Taxpayer makes a payment to a TRA Party in respect of a particular Taxable Year under Section 3.1(a) in an amount in excess of the amount of such payment that should have been made to such TRA Party in respect of such Taxable Year (taking into account Section 3.3) under the terms of this Agreement, then such TRA Party shall not receive further payments under Section 3.1(a) until such TRA Party has foregone an amount of payments equal to such excess. For clarity, the operation of this Section 3.4 with respect to any particular TRA Party shall not affect the rights or obligations of any other TRA Party under this Agreement.

ARTICLE IV

TERMINATION

Section 4.1    Early Termination and Breach of Agreement.

(a)    The Corporate Taxpayer may, terminate this Agreement with respect to all amounts payable to the TRA Parties and with respect to all of the Units held by the TRA Parties at any time by paying to each TRA Party the Early Termination Payment in respect of such TRA Party; provided, however, that this Agreement shall only terminate upon the receipt of the entire Early Termination Payment by all TRA Parties and payments described in the next sentence, if any and provided further that the Corporate Taxpayer may withdraw any notice to execute its termination rights under this Section 4.1(a) prior to the time at which any Early Termination Payment has been paid. Upon payment of the entire Early Termination Payment by the Corporate Taxpayer to all of the TRA Parties, none of the TRA Parties or the Corporate Taxpayer shall have any further payment rights or obligations under this Agreement, other than for any (i) Tax Benefit Payment due and payable that remains unpaid as of the Early Termination Date and as of the date of payment of the Early Termination Payment and (ii) any Tax Benefit Payment due for the Taxable Year ending immediately prior to, ending with or including the date of the Early Termination Notice (except to the extent that the amount described in clause (i) or this clause (ii) are included in the Early Termination Payment). If a Future Exchange occurs after the Early Termination Date, the Corporate Taxpayer shall have no obligations under this Agreement with respect to such Future Exchange other than the obligations under this Section 4.1.

(b)    In the event that the Corporate Taxpayer (1) materially breaches any of its material obligations under this Agreement, whether as a result of failure to make any payment when due, failure to honor any other material obligation required hereunder or by operation of law as a result of the rejection of this Agreement in a case commenced under the Bankruptcy Code (or other similar law), all obligations hereunder shall be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such breach and shall include, but not be limited to, (i) the Early Termination Payments calculated as if an Early Termination Notice had been delivered on the date of such breach, (ii) any Tax Benefit Payment in respect of a TRA Party agreed to by the Corporate Taxpayer and such TRA Party as due and payable but unpaid as of the date of such breach, and (iii) any Tax Benefit Payment in respect of any TRA Party due for the Taxable Year ending immediately prior to, with or including the date of such breach (except to the extent included in clause (i) or clause (ii)); provided, that procedures similar to the procedures of Section 4.3(b) shall apply with respect to the determination of the amount payable by the Corporate Taxpayer pursuant to this sentence. Notwithstanding the foregoing, in the event that the Corporate Taxpayer breaches a material obligation under this Agreement (and, in the case of a breach of a material obligation other than a Material Payment Default, does not cure such breach reasonably promptly upon written notice thereof), each TRA Party shall be entitled to elect to receive the amounts set forth in clauses (i), (ii) and (iii) above or to seek specific performance of the terms hereof. The parties agree that the failure to make any payment due pursuant to this Agreement on the date such payment is due shall be deemed to be a breach of a material obligation under this Agreement for all purposes of this Agreement if the TRA Party Representative provides written notice of breach of a material obligation to the Corporate Taxpayer and such breach has not been remedied within three (3) months of the date of such notice (such breach, a “Material Payment Default”), and that it will not be considered to be a breach of a material obligation under this Agreement to make a payment due pursuant to this Agreement within three (3) months of the date such payment is due. Notwithstanding anything in this Agreement to the contrary, it shall not be a breach of this Agreement if the Corporate Taxpayer fails to make any Tax Benefit Payment when due to the extent that the Corporate Taxpayer (x) has insufficient funds, or cannot make such payment as a result of obligations imposed in connection with any Senior Obligations, and cannot take commercially reasonable actions to obtain sufficient funds, to make such payment or (y) would become insolvent as a result of making such payment (in each case, as determined by the Board in good faith) (clause (x) and this clause (y) together, the “Liquidity Exceptions”); provided that the interest provisions of Section 5.2 shall apply to such late payment and any such payment obligation shall nonetheless accrue for the benefit of the TRA Parties and the Corporate Taxpayer shall make such payment at the first opportunity that the Liquidity Exceptions do not apply, and provided, further, that if the Liquidity Exceptions apply and the Corporate Taxpayer declares or pays any dividend of cash to its shareholders while any Tax Benefit Payment is due and payable and remains unpaid, then the Liquidity Exceptions shall no longer apply. In the case of a breach of a material obligation other than a Material Payment Default, the Corporate Taxpayer will not be considered to have breached such obligation for purposes of this Section 4.1(b) until the Corporate Taxpayer shall have been provided by the TRA Party Representative a written notice of, and a reasonable opportunity to cure, such breach and shall have failed to cure such breach.

(c)    In the event of a Change of Control, all obligations hereunder will be accelerated and such obligations shall be calculated as if an Early Termination Notice had been delivered on the date of such Change of Control and shall include, without duplication, (1) the Early Termination Payments calculated with respect to the TRA Parties as if the Early Termination Date is the date of such Change of Control, (2) any Tax Benefit Payment due and payable and that remains unpaid as of the date of such Change of Control, and (3) any Tax Benefit Payment in respect of any TRA Party due for the Taxable Year ending immediately prior to, with or including the date of such Change of Control (except to the extent included in clause (1) or clause (2)). In the event of a Change of Control, (i) the TRA Parties shall be entitled to receive the amounts set forth in clauses (1), (2) and (3) of the preceding sentence, (ii) any Early Termination Payment described in the preceding sentence shall be calculated utilizing the Valuation Assumptions by substituting the phrase “date of a Change of Control” in each place “Early Termination Date” appears and (iii) Section 4.2 and Section 4.3 shall apply, mutatis mutandis, with respect to payments to the TRA Parties upon the Change of Control. Upon payment by the Corporate Taxpayer of the full amount prescribed by this Section 4.1(c) pursuant to a Change of Control, the Corporate Taxpayer shall have no further payment obligations under this Agreement.

Section 4.2    Early Termination Notice. If the Corporate Taxpayer chooses to exercise its right of early termination in accordance with Section 4.1(a) above, the Corporate Taxpayer shall deliver to each TRA Party a notice (the “Early Termination Notice”) and a schedule (the “Early Termination Schedule”) specifying the Corporate Taxpayer’s intention to exercise such right and showing in reasonable detail the calculation of the Early Termination Payment(s) due for each TRA Party. Each Early Termination Schedule shall become final and binding on all parties thirty (30) calendar days from the first date on which all TRA Parties are treated as having received such Schedule or amendment thereto under Section 7.1 unless, prior to such thirtieth calendar day, the TRA Party Representative (a) provides the Corporate Taxpayer with written notice of a material objection to such Schedule made in good faith and setting forth in reasonable detail the basis for such objection (“Material Objection Notice”) or (b) provides a written waiver of such right of a Material Objection Notice, in which case such Schedule will become binding on the date the waiver is received by the Corporate Taxpayer (the “Early Termination Effective Date”). If the Corporate Taxpayer and the TRA Party Representative, for any reason, are unable to successfully resolve the issues raised in such notice within thirty (30) calendar days after receipt by the Corporate Taxpayer of the Material Objection Notice, the Corporate Taxpayer and the TRA Party Representative shall employ the Reconciliation Procedures in which case such Schedule shall become binding in accordance with Section 7.9.

Section 4.3    Payment upon Early Termination.

(a)    Within three (3) Business Days after the Early Termination Effective Date, the Corporate Taxpayer shall pay to each TRA Party an amount equal to the Early Termination Payment in respect of such TRA Party. Such payment shall be made by wire transfer of immediately available funds to a bank account or accounts designated by each TRA Party or as otherwise agreed by the Corporate Taxpayer and such TRA Party.

(b)    “Early Termination Payment” in respect of a TRA Party shall equal the present value, discounted at the Early Termination Rate as of the applicable Early Termination Effective Date, of all Tax Benefit Payments in respect of such TRA Party that would be required to be paid by the Corporate Taxpayer beginning from the Early Termination Date and assuming that (i) the Valuation Assumptions in respect of such TRA Party are applied, (ii) for each Taxable Year, the Tax Benefit Payment is paid on the last day of such Taxable Year and (iii) for purposes of calculating the Early Termination Rate, SOFR shall be SOFR as of the date of the Early Termination Notice. For the avoidance of doubt, an Early Termination Payment shall be made to each applicable TRA Party regardless of whether such TRA Party has exchanged all of its Units as of the Early Termination Effective Date.

ARTICLE V

SUBORDINATION AND LATE PAYMENTS

Section 5.1    Subordination. Notwithstanding any other provision of this Agreement to the contrary, any Tax Benefit Payment or Early Termination Payment required to be made by the Corporate Taxpayer to the TRA Parties under this Agreement shall rank subordinate and junior in right of payment to any principal, interest or other amounts due and payable in respect of any obligations in respect of indebtedness for borrowed money of the Corporate Taxpayer and its Subsidiaries (“Senior Obligations”), shall rank senior in right of payment to any principal, interest or other amounts due and payable in respect of any Other Tax Receivable Obligation, and shall rank pari passu with all current or future unsecured obligations of the Corporate Taxpayer that are not Senior Obligations or Other Tax Receivable Obligations. To the extent that any payment under this Agreement is not permitted to be made at the time payment is due as a result of this Section 5.1 and the terms of agreements governing Senior Obligations, such payment obligation nevertheless shall accrue for the benefit of TRA Parties and the Corporate Taxpayer shall make such payments at the first opportunity that such payments are permitted to be made in accordance with the terms of the Senior Obligations and Section 5.2 shall apply to such payment. To the extent the Corporate Taxpayer or its Subsidiaries (including OpCo and its Subsidiaries) incur, create or assume any Senior Obligations after the date hereof, the Corporate Taxpayer shall not, and shall cause its Subsidiaries to not, agree to any provision that restricts in any material respect the amounts payable hereunder if a principal purpose of the Corporate Taxpayer agreeing to such provision is to circumvent the payment of amounts payable hereunder.

Section 5.2    Late Payments by the Corporate Taxpayer. The amount of all or any portion of any Tax Benefit Payment or Early Termination Payment not made to the TRA Parties when due under the terms of this Agreement, whether as a result of Section 5.1 or otherwise, shall be payable together with any interest thereon, computed at the Default Rate and commencing from the date on which such Tax Benefit Payment or Early Termination Payment was due and payable.

ARTICLE VI

NO DISPUTES; CONSISTENCY; COOPERATION

Section 6.1    Participation in the Corporate Taxpayer’s and OpCo’s Tax Matters. Except as otherwise provided in this Agreement, the Merger Agreement or the LLC Agreement, the Corporate Taxpayer shall have full responsibility for, and sole discretion over, all tax matters concerning the Corporate Taxpayer and OpCo, including the preparation, filing or amending of any Tax Return and defending, contesting or settling any issue pertaining to Taxes. Notwithstanding the foregoing, the Corporate Taxpayer shall notify the TRA Party Representative in writing of the commencement of, and keep the TRA Party Representative reasonably informed with respect to, the portion of any audit of the Corporate Taxpayer and OpCo or any of OpCo’s Subsidiaries by a Taxing Authority the outcome of which is reasonably expected to significantly and adversely affect the rights and obligations of a TRA Party under this Agreement, and shall provide to the TRA Party Representative (at its sole cost and expense) reasonable opportunity to participate in or provide information and other input to the Corporate Taxpayer, OpCo and their respective advisors concerning the conduct of any such portion of such audit; provided, however, that the Corporate Taxpayer and OpCo shall not be required to take any action requested by the TRA Party Representative that is inconsistent with any provision of the LLC Agreement or the Merger Agreement.

Section 6.2    Consistency. The Corporate Taxpayer and the TRA Parties agree to report and cause their respective Affiliates to report for all purposes, including United States federal, state, local and foreign tax purposes and financial reporting purposes, all tax-related items (including the Exchange Basis Adjustments and each Tax Benefit Payment) in a manner consistent with that set forth in this Agreement or specified by the Corporate Taxpayer in any Schedule (or Amended Schedule, as applicable) required to be provided by or on behalf of the Corporate Taxpayer under this Agreement that is final and binding on the parties unless otherwise required by law. The Corporate Taxpayer shall (and shall cause OpCo and its other Subsidiaries to) use commercially reasonable efforts (for the avoidance of doubt, taking into account the interests and entitlements of all TRA Parties under this Agreement) to defend the tax treatment contemplated by this Agreement and any Schedule (or Amended Schedule, as applicable) in any audit, contest or similar proceeding with any Taxing Authority.

Section 6.3    Cooperation. Each of the TRA Parties shall (a) furnish to the Corporate Taxpayer in a timely manner such information, documents and other materials as the Corporate Taxpayer may reasonably request for purposes of making any determination or computation necessary or appropriate under this Agreement, preparing any Tax Return or contesting or defending any audit, examination or controversy with any Taxing Authority, (b) make itself available to the Corporate Taxpayer and its representatives to provide explanations of documents and materials and such other information as the Corporate Taxpayer or its representatives may reasonably request in connection with any of the matters described in clause (a) above, and (c) reasonably cooperate in connection with any such matter, and the Corporate Taxpayer shall reimburse each such TRA Party for any reasonable third-party costs and expenses incurred pursuant to this Section (excluding any costs or expenses which OpCo is obligated to bear pursuant to the LLC Agreement or the Merger Agreement) .

ARTICLE VII

MISCELLANEOUS

Section 7.1    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed duly given and received (a) on the date of delivery if delivered personally, or by facsimile or email with confirmation of transmission by the transmitting equipment or (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to the Corporate Taxpayer, to:

Cibus, Inc.

6455 Nancy Ridge Drive

San Diego, CA 92121

Attention: Rory Riggs, Chief Executive Officer, and Wade King, MD, Chief Financial Officer

E-mail: [***] and [***]

with a copy (which shall not constitute notice) to:

Jones Day

4655 Executive Drive, Suite 1500

San Diego, CA 92121-3134

Attention: Cameron A. Reese

E-mail: [***]

and

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

Attention: Stuart Leblang and Jonathan Pavlich

Email: [***] and [***]

If to the TRA Parties, to the address and other contact information set forth in the records of OpCo from time to time.

Any party may change its address, fax number or email by giving the other party written notice of its new address, fax number or email in the manner set forth above.

Section 7.2    Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement. No party shall raise the use of e-mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of e-mail as a defense to the formation or enforceability of a contract and each party forever waives any such defense.

Section 7.3    Entire Agreement; Third Party Beneficiaries. This Agreement (together with all Exhibits and Schedules to this Agreement), the Merger Agreement (together with the transaction documents contemplated thereby), the LLC Agreement, and the Confidentiality Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.4    Governing Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware, without regard to the conflicts of laws principles thereof that would mandate the application of the laws of another jurisdiction.

Section 7.5    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

Section 7.6    Successors; Assignment; Amendments; Waivers.

(a)    Each TRA Party may assign any of its rights under this Agreement to any Person as long as such transferee has executed and delivered, or, in connection with such transfer, executes and delivers, a joinder to this Agreement, in form and substance reasonably satisfactory to the Corporate Taxpayer (the “Joinder Requirement”), agreeing to become a TRA Party for all purposes of this Agreement. If any TRA Party sells, exchanges, distributes, or otherwise transfers Units to any Person (other than the Corporate Taxpayer or the OpCo) in accordance with the terms of the Exchange Agreement and/or LLC Agreement, such TRA Party shall have the option to assign to the transferee of such Units its rights under this Agreement with respect to such transferred Units; provided, further, that such transferee has satisfied the Joinder Requirement. For the avoidance of doubt, if a TRA Party transfers Units in accordance with the terms of the Exchange Agreement and/or LLC Agreement but does not assign to the transferee of such Units its rights under this Agreement with respect to such transferred Units, such TRA Party shall continue to be entitled to receive the Tax Benefit Payments arising in respect of a subsequent Future Exchange of such Units and such transferee may not enforce the provisions of this Agreement. Notwithstanding any other provision of this Agreement, an assignee of only rights to receive a Tax Benefit Payment in connection with a Future Exchange has no rights under this Agreement other than to enforce its right to receive a Tax Benefit Payment pursuant to this Agreement. The Corporate Taxpayer may not assign any of its rights or obligations under this Agreement to any Person (other than in connection with a Mandatory Assignment) without the prior written consent of the TRA Party Representative (not to be unreasonably withheld, conditioned or delayed). Any purported assignment in violation of the terms of this Section 7.6 shall be null and void. The implementation of this Section 7.6(a) is intended to be a “book entry system” as defined in Treasury Regulations Section 5f.103-1(c), and this Section 7.6(a) shall be interpreted consistently therewith, so that rights under this Agreement are at all times maintained in “registered form” for purposes of the Code and Treasury Regulations. The Corporate Taxpayer shall maintain a register of any Person entitled to payments under this Agreement, and no Person shall be entitled to any payment under this Agreement unless such Person’s name appears on such register.

(b)    No provision of this Agreement may be amended unless such amendment is approved in writing by the Corporate Taxpayer and by the TRA Party Representative and no provision of this Agreement may be waived unless such waiver is in writing and signed by the party against whom the waiver is to be effective (or, in the case of a waiver by all TRA Parties, signed by the TRA Party Representative); provided that no such amendment or waiver shall be effective if such amendment or waiver will have a disproportionate and adverse effect on the payments certain TRA Parties will or may receive under this Agreement unless such amendment or waiver is consented in writing by the TRA Parties disproportionately and adversely affected who would be entitled to receive at least majority of the total amount of the Early Termination Payments payable to all TRA Parties disproportionately and adversely affected hereunder if the Corporate Taxpayer had exercised its right of early termination on the date of the most recent Future Exchange prior to such amendment or waiver (excluding, for purposes of this sentence, all payments made to any TRA Party pursuant to this Agreement since the date of such most recent Future Exchange).

(c)    All of the terms and provisions of this Agreement shall be binding upon, shall inure to the benefit of and shall be enforceable by the parties hereto and their respective successors, assigns, heirs, executors, administrators and legal representatives. The Corporate Taxpayer shall require and cause any direct or indirect successor (whether by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of the Corporate Taxpayer, by written agreement, expressly to assume and agree to perform this Agreement in the same manner and to the same extent that the Corporate Taxpayer would be required to perform if no such succession had taken place (any such assignment, a “Mandatory Assignment”).

Section 7.7    Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

Section 7.8    Waiver of Jury Trial, Jurisdiction.

(a)    EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES HEREUNDER. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

(b)    Subject to Section 7.9, each of the parties submits to the exclusive jurisdiction of first, the Chancery Court of the State of Delaware or if such court declines jurisdiction, then to the Federal District Court for the District of Delaware, in any action, suit or proceeding arising out of or relating to this Agreement, agrees that all claims in respect of such action, suit or proceeding shall be heard and determined in any such court and agrees not to bring any action, suit or proceeding arising out of or relating to this Agreement in any other courts. Nothing in this Section 7.8, however, shall affect the right of any party to serve legal process in any other manner permitted by law or at equity. Each party agrees that a final judgment in any action, suit or proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by law or at equity. The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in this Section 7.8 and such parties agree not to plead or claim the same.

Section 7.9    Reconciliation. In the event that the Corporate Taxpayer and the TRA Party Representative are unable to resolve a disagreement with respect to the matters (x) governed by Section 2.3 and 4.2 or (y) described in the definition of “SOFR” within the relevant period designated in this Agreement (“Reconciliation Dispute”), the Reconciliation Dispute shall be submitted for determination to a nationally recognized expert (the “Expert”) in the particular area of disagreement mutually acceptable to both parties. The Expert shall be a partner or principal in a nationally recognized accounting or law firm, and unless the Corporate Taxpayer and the TRA Party Representative agree in writing otherwise, the Expert shall not, and the firm that employs the Expert shall not, have any material relationship with the Corporate Taxpayer, the TRA Party Representative, any relevant TRA Party or other actual or potential conflict of interest. If the Corporate Taxpayer and the TRA Party

Representative are unable to agree on an Expert within fifteen (15) calendar days of receipt by the respondent(s) of written notice of a Reconciliation Dispute, the Expert shall be appointed by the International Chamber of Commerce Centre for Expertise. The Expert shall resolve any matter relating to the Basis Schedule or an amendment thereto or the Early Termination Schedule or an amendment thereto within thirty (30) calendar days and shall resolve any matter relating to a Tax Benefit Schedule or an amendment thereto within fifteen (15) calendar days or as soon thereafter as is reasonably practicable, in each case after the matter has been submitted to the Expert for resolution. Notwithstanding the preceding sentence, if the matter is not resolved before any payment that is the subject of a disagreement would be due (in the absence of such disagreement) or any Tax Return reflecting the subject of a disagreement is due, the undisputed amount shall be paid on the date prescribed by this Agreement and such Tax Return may be filed as prepared by the Corporate Taxpayer, subject to adjustment or amendment upon resolution. The costs and expenses relating to the engagement of such Expert or amending any Tax Return shall be borne by the Corporate Taxpayer except as provided in the next sentence. The Corporate Taxpayer and the TRA Party Representative shall bear their own costs and expenses of such proceeding, unless (i) the Expert adopts the TRA Party Representative’s position, in which case the Corporate Taxpayer shall reimburse the TRA Party Representative for any reasonable out-of-pocket costs and expenses in such proceeding, or (ii) the Expert adopts the Corporate Taxpayer’s position, in which case the TRA Party Representative shall reimburse the Corporate Taxpayer for any reasonable out-of-pocket costs and expenses in such proceeding. Any dispute as to whether a dispute is a Reconciliation Dispute within the meaning of this Section 7.9 shall be decided by the Expert. The Expert shall finally determine any Reconciliation Dispute and the determinations of the Expert pursuant to this Section 7.9 shall be binding on the Corporate Taxpayer and each of the TRA Parties and may be entered and enforced in any court having jurisdiction.

Section 7.10    Withholding. The Corporate Taxpayer and its agents shall be entitled to deduct and withhold from any payment payable pursuant to this Agreement such amounts as the Corporate Taxpayer is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign tax law; provided, however, that the Corporate Taxpayer shall use commercially reasonable efforts to notify and shall reasonably cooperate with the applicable TRA Party prior to the making of such deductions and withholding payments to determine whether any such deductions or withholding payments (other than any deduction or withholding required by reason of such TRA Party’s failure to comply with the last sentence of this Section 7.10) are required under applicable law and in obtaining any available exemption or reduction of, or otherwise minimizing to the extent permitted by applicable law, such deduction and withholding. To the extent that amounts are so withheld and timely paid over to the appropriate Taxing Authority by the Corporate Taxpayer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such withholding was made. Each TRA Party shall promptly provide the Corporate Taxpayer with any applicable tax forms and certifications (including IRS Form W-9 or the applicable version of IRS Form W-8) reasonably requested by the Corporate Taxpayer in connection with determining whether any such deductions and withholdings are required under the Code or any provision of state, local or foreign tax law.

Section 7.11    Admission of the Corporate Taxpayer into a Consolidated Group; Transfers of Corporate Assets.

(a)    If the Corporate Taxpayer is or becomes a member of an affiliated, consolidated, combined or unitary group of corporations that files a consolidated, combined or unitary income Tax Return pursuant to Sections 1501 et seq. of the Code or any corresponding provisions of state, local or foreign tax law, then: (i) the provisions of this Agreement shall be applied with respect to the group as a whole; and (ii) Tax Benefit Payments, Early Termination Payments and other applicable items hereunder shall be computed with reference to the consolidated, combined or unitary taxable income of the group as a whole.

(b)    If any Person the income of which is included in the income of the Corporate Taxpayer or the Corporate Taxpayer’s affiliated or consolidated group transfers one or more Reference Assets to a corporation (or a Person classified as a corporation for U.S. federal income tax purposes) with which such entity does not file a consolidated Tax Return pursuant to Section 1501 of the Code or any corresponding provisions of state, local or foreign tax law and which such entity’s income is not included in the income of the Corporate Taxpayer or the Corporate Taxpayer’s affiliated or consolidated group, such Person, for purposes of calculating the amount of any Tax Benefit Payment or Early Termination Payment due hereunder, shall be treated as having disposed of such asset in a fully taxable transaction on the date of such transfer. The consideration deemed to be received in a transaction contemplated in the prior sentence shall be equal to the fair market value of the deemed transferred asset (as determined by an independent expert mutually agreed upon by the Corporate Taxpayer and the TRA Party Representative, unless such condition is waived by the TRA Party Representative) on a gross basis, i.e., disregarding (i) the amount of debt to which such asset is subject, in the case of a transfer of an encumbered asset or (ii) the amount of debt allocated to such asset, in the case of a transfer of a partnership interest. The transactions described in this Section 7.11(b) shall be taken into account in determining the Realized Tax Benefit or Realized Tax Detriment, as applicable, for such Taxable Year based on the income, gain or loss deemed allocated to the Corporate Taxpayer using the Non-Stepped Up Tax Basis of the Reference Assets in calculating its Hypothetical Tax Liability for such Taxable Year and using the actual tax basis of the Reference Assets in calculating its Actual Tax Liability, determined using the “with and without” methodology. Thus, for example, in determining the Hypothetical Tax Liability of the Corporate Taxpayer the taxable income of the Corporate Taxpayer shall be determined by treating OpCo as having sold the applicable Reference Asset for its fair market value, recovering any basis applicable to such Reference Asset (using the Non-Stepped Up Tax Basis), while the Actual Tax Liability of the Corporate Taxpayer would be determined by recovering the actual tax basis of the Reference Asset that reflects any Exchange Basis Adjustments. For purposes of this Section 7.11, a transfer of a partnership interest (including, for the avoidance of doubt, a Unit) or an election by any Person the income of which is included in the income of Corporate Taxpayer to be treated as a corporation for U.S. federal income tax purposes (or other applicable provisions of state and local and non-U.S. tax laws) shall be treated as a transfer of the transferring partner’s share of each of the assets and liabilities of that partnership.

Section 7.12    Confidentiality.

(a)    Each TRA Party and each of their respective assignees acknowledges and agrees that the information of the Corporate Taxpayer is confidential and, except in the course of performing any duties as necessary for the Corporate Taxpayer and its Affiliates, as required by law or legal process or to enforce the terms of this Agreement, such Person shall keep and retain in confidence in accordance with this Agreement, and not disclose to any Person, any confidential matters acquired pursuant to this Agreement of the Corporate Taxpayer and its Affiliates and successors, concerning OpCo and its Affiliates and successors or the holders of Units, learned by the TRA Party heretofore or hereafter. This Section 7.12 shall not apply to (i) any information that has been made publicly available by the Corporate Taxpayer or any of its Affiliates, becomes public knowledge (except as a result of an act of the TRA Party in violation of this Agreement) or is generally known, (ii) the disclosure of information to the extent necessary for the TRA Party to assert its rights hereunder or defend itself in connection with any action or proceeding arising out of, or relating to, this Agreement, (iii) any information that was in the possession of, or becomes available to, the TRA Party from a source other than the Corporate Taxpayer, its Affiliates or its or their respective representatives (provided that such source is not known by the TRA Party to be bound by a legal, contractual or fiduciary confidentiality obligation not to disclose such information) and (iv) the disclosure of information to the extent necessary for the TRA Party to prepare and file its Tax Returns, to respond to any inquiries regarding the same from any governmental or taxing authority or to prosecute or defend any action, proceeding or audit by any governmental or taxing authority with respect to such returns. Notwithstanding anything to the contrary herein, each TRA Party and each of their assignees (and each employee, representative or other agent of the TRA Party or its assignees, as applicable) may disclose to any and all Persons the tax treatment and tax structure of the Corporate Taxpayer, OpCo and their Affiliates, and any of their transactions, and all materials of any kind (including opinions or other tax analyses) that are provided to the TRA Party relating to such tax treatment and tax structure.

(b)    If a TRA Party or an assignee commits a breach, or threatens to commit a breach, of any of the provisions of this Section 7.12, the Corporate Taxpayer shall have the right and remedy to seek to have the provisions of this Section 7.12 specifically enforced by injunctive relief or otherwise by any court of competent jurisdiction without the need to post any bond or other security, it being acknowledged and agreed that any such breach or threatened breach will cause irreparable injury to the Corporate Taxpayer or any of its Affiliates and that money damages alone will not provide an adequate remedy. Such rights and remedies shall be in addition to, and not in lieu of, any other rights and remedies available at law or in equity.

Section 7.13    Change in Law. Notwithstanding anything herein to the contrary, if, in connection with an actual or proposed change in law, a TRA Party reasonably believes that the existence of this Agreement could cause income (other than income arising from receipt of a payment under this Agreement) recognized by the TRA Party upon any Future Exchange by such TRA Party to be treated as ordinary income rather than capital gain (or otherwise taxed at ordinary income rates) for United States federal income tax purposes or would have other material adverse tax consequences to such TRA Party, then at the election of such TRA Party and to the extent specified by such TRA Party, this Agreement (i) shall cease to have further effect with respect to such TRA Party, (ii) shall not apply to a Future Exchange by such TRA Party occurring after a date specified by such TRA Party, or (iii) shall otherwise be amended in a manner determined by such TRA Party; provided that such amendment shall not result in an increase in payments under this Agreement at any time as compared to the amounts and times of payments that would have been due in the absence of such amendment.

Section 7.14    Independent Nature of TRA Parties’ Rights and Obligations. The obligations of each TRA Party hereunder are several and not joint with the obligations of any other TRA Party, and no TRA Party shall be responsible in any way for the performance of the obligations of any other TRA Party hereunder. The decision of each TRA Party to enter into this Agreement has been made by such TRA Party independently of any other TRA Party. Nothing contained herein, and no action taken by any TRA Party pursuant hereto, shall be deemed to constitute the TRA Parties as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the TRA Parties are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby and the Corporate Taxpayer acknowledges that the TRA Parties are not acting in concert or as a group, and the Corporate Taxpayer will not assert any such claim, with respect to such obligations or the transactions contemplated hereby.

Section 7.15    TRA Party Representative.

(a)    Without further action of any of the Corporate Taxpayer, the TRA Party Representative or any TRA Party, and as partial consideration in respect of the benefits conferred by this Agreement, the TRA Party Representative is hereby irrevocably constituted and appointed as the TRA Party Representative, with full power of substitution, to take any and all actions and make any decisions required or permitted to be taken by the TRA Party Representative under this Agreement. The TRA Party Representative agrees that with respect to any material notice, information or other communication it receives from the Corporate Taxpayer in its capacity as a TRA Party Representative, it will promptly share such notice, information or communication with each TRA Party.

(b)    If at any time the TRA Party Representative shall incur out of pocket expenses in connection with the exercise of its duties hereunder, upon written notice to the Corporate Taxpayer from the TRA Party Representative of documented costs and expenses (including fees and disbursements of counsel and accountants) incurred by the TRA Party Representative in connection with the performance of its rights or obligations under this Agreement and the taking of any and all actions in connection therewith, the Corporate Taxpayer shall reduce the future payments (if any) due to the TRA Parties hereunder pro rata by the amount of such expenses which it shall instead remit directly to the TRA Party Representative (provided that, for applicable tax purposes, such amounts will be deemed to be distributed first to the TRA Parties and then paid over to the TRA Party Representative by the TRA Parties). In connection with the performance of its rights and obligations under this Agreement and the taking of any and all actions in connection therewith, the TRA Party Representative shall not be required to expend any of its own funds (though, for the avoidance of doubt but without limiting the provisions of this Section 7.15(b), it may do so at any time and from time to time in its sole discretion).

(c)    The TRA Party Representative shall not be liable to any TRA Party for any act of the TRA Party Representative arising out of or in connection with the acceptance or administration of its duties under this Agreement, except to the extent any liability, loss, damage, penalty, fine, cost or expense is actually incurred by such TRA Party as a proximate result of the bad faith or willful misconduct of the TRA Party Representative (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith judgment). The TRA Party Representative shall not be liable for, and shall be indemnified by the TRA Parties (on a several but not joint basis) for, any liability, loss, damage, penalty or fine incurred by the TRA Party Representative (and any cost or expense incurred by the TRA Party Representative in connection therewith and herewith and not previously reimbursed pursuant to subsection (b) above) arising out of or in connection with the acceptance or administration of its duties under this Agreement, and such liability, loss, damage, penalty, fine, cost or expense shall be treated as an expense subject to reimbursement pursuant to the provisions of subsection (b) above, except to the extent that any such liability, loss, damage, penalty, fine, cost or expense is the proximate result of the bad faith or willful misconduct of the TRA Party Representative (it being understood that any act done or omitted pursuant to the advice of legal counsel shall be conclusive evidence of such good faith judgment); provided, however, in no event shall any TRA Party be obligated to indemnify the TRA Party Representative hereunder for any liability, loss, damage, penalty, fine, cost or expense to the extent (and only to the extent) that the aggregate amount of all liabilities, losses, damages, penalties, fines, costs and expenses indemnified by such TRA Party hereunder is or would be in excess of the aggregate payments under this Agreement actually remitted to such TRA Party.

(d)    Subject to Section 7.6(b), a decision, act, consent or instruction of the TRA Party Representative shall constitute a decision of all TRA Parties and shall be final, binding and conclusive upon each TRA Party, and the Corporate Taxpayer may rely upon any decision, act, consent or instruction of the TRA Party Representative as being the decision, act, consent or instruction of each TRA Party. The Corporate Taxpayer is hereby relieved from any liability to any person for any acts done by the Corporate Taxpayer in accordance with any such decision, act, consent or instruction of the TRA Party Representative.

[The remainder of this page is intentionally blank]

IN WITNESS WHEREOF, the Corporate Taxpayer, the TRA Party Representative and each TRA Party have duly executed this Agreement as of the date first written above.

CORPORATE TAXPAYER:

[●]

By:
Name:	[●]
Title:	[●]

[Signature Page – Tax Receivable Agreement]

IN WITNESS WHEREOF, the Corporate Taxpayer, the TRA Party Representative and each TRA Party have duly executed this Agreement as of the date first written above.

TRA PARTY REPRESENTATIVE:

[●]

By:
Name:	[●]
Title:	[●]

By:
Name:	[●]
Title:	[●]

[Signature Page – Tax Receivable Agreement]

IN WITNESS WHEREOF, the Corporate Taxpayer, the TRA Party Representative and each TRA Party have duly executed this Agreement as of the date first written above.

TRA PARTIES:

[●]

/s/
(Signature)

[Signature Page – Tax Receivable Agreement]

ANNEX E

Execution Version

EXCHANGE AGREEMENT

EXCHANGE AGREEMENT (this “Agreement”), dated as of [●], 2023, by and among Cibus, Inc. (f/k/a Calyxt, Inc.), a Delaware corporation, Cibus Global, LLC, a Delaware limited liability company, and the holders from time to time party hereto, other than the Corporation (as defined herein), of Common Units (as defined herein) from time to time party hereto.

WHEREAS, the parties hereto desire to provide for the redemption and/or exchange of Paired Interests (as defined herein), on the terms and subject to the conditions set forth herein and the OpCo LLC Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and undertakings contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

SECTION 1.1 Definitions.

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Appraiser FMV” means the fair market value of a Class A Common Share as determined by an independent appraiser mutually agreed upon by the Corporation and the relevant Exchanging Member (such agreement not to be unreasonably withheld), whose determination shall be final and binding for those purposes for which Appraiser FMV is used in this Agreement. Appraiser FMV shall be the fair market value determined without regard to any discounts for minority interest, illiquidity or other discounts. The cost of any independent appraisal in connection with the determination of Appraiser FMV in accordance with this Agreement shall be borne by OpCo.

“Board” means the Board of Directors of the Corporation.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Cash Exchange Class A 5-Day VWAP” means the arithmetic average of the VWAP for each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the Exchange Notice Date (in the case of an Unrestricted Exchange) or the Exchange Date (in the case of any other Exchange).

“Cash Exchange Notice” has the meaning set forth in Section 2.1(c) of this Agreement.

“Cash Exchange Payment” means, with respect to the portion of any Exchange for which a Cash Exchange Notice is delivered by the Corporation and the Corporation has elected to make a Cash Exchange Payment in accordance with Section 2.1(c):

(a) if the Class A Common Shares trade on a National Securities Exchange or automated or electronic quotation system, an amount of cash equal to the product of: (x) the number of Class A Common Shares that would have been received by the Exchanging Member in the Exchange for that portion of the Paired Interests subject to a Cash Exchange Notice, had such Paired Interests not been subject to a Cash Exchange Notice and OpCo or the Corporation, as applicable, had paid the Stock Exchange Payment with respect to such number of Paired Interests, and (y) the Cash Exchange Class A 5-Day VWAP; or

(b) if Class A Common Shares are not then traded on a National Securities Exchange or automated or electronic quotation system, as applicable, an amount of cash equal to the product of (x) the number of Class A Common Shares that would have been received by the Exchanging Member in the Exchange for that portion of the Paired Interests subject to a Cash Exchange Notice, had such Paired Interests not been subject to a Cash Exchange Notice and OpCo or the Corporation, as applicable, had paid the Stock Exchange Payment with respect to such number of Paired Interests, and (y) the Appraiser FMV of one (1) Class A Common Share that would be obtained in an arms-length transaction between an informed and willing buyer and an informed and willing seller, neither of whom is under any compulsion to buy or sell, respectively, and without regard to the particular circumstances of the buyer or seller.

“Certificate Delivery” means, in the case of any Class B Common Shares to be transferred and surrendered by an Exchanging Member in connection with an Exchange which are represented by a certificate or certificates, the process by which the Exchanging Member shall also present and surrender such certificate or certificates representing such Class B Common Shares during normal business hours at the principal executive offices of the Corporation, or if any agent for the registration or transfer of Class B Common Shares is then duly appointed and acting, at the office of such transfer agent, along with any instruments of transfer reasonably required by the Corporation or such transfer agent, as applicable, duly executed by the Exchanging Member or the Exchanging Member’s duly authorized representative.

“Change of Control” has the meaning given to such term in the Tax Receivable Agreement; provided that, for the avoidance of doubt, any event that constitutes both a Pubco Offer and a Change of Control of the Corporation shall be considered a Pubco Offer for purposes of this Agreement.

“Class A Common Shares” means the shares of Class A Common Stock of the Corporation, par value $0.0001 per share.

“Class B Common Shares” means the shares of Class B Common Stock of the Corporation, par value $0.0001 per share.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commission” means the U.S. Securities and Exchange Commission, including any Governmental Entity succeeding to the functions thereof.

“Common Units” means the units of OpCo designated as a “Common Units” pursuant to the OpCo LLC Agreement.

“Corporation” means Cibus, Inc., a Delaware corporation, and any successor thereto.

“Direct Exchange” has the meaning set forth in Section 2.6 of this Agreement.

“Direct Exchange Election Notice” has the meaning set forth in Section 2.6 of this Agreement.

“Exchange” has the meaning set forth in Section 2.1(a) of this Agreement.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Exchange Blackout Period” means (i) any “black out” or similar period under the Corporation’s policies covering trading in the Corporation’s securities to which the applicable Exchanging Member is subject (or will be subject at such time as it owns Class A Common Shares), which period restricts the ability of such Exchanging Member to immediately resell Class A Common Shares to be delivered to such Exchanging Member in connection with a Stock Exchange Payment and (ii) the period of time commencing on (x) the date of the declaration of a dividend by the Corporation and ending on the first day following (y) the record date determined by the Board with respect to such dividend declared pursuant to clause (x), which period of time shall be no longer than 10 Business Days; provided that, in no event shall an Exchange Blackout Period which respect to clause (ii) of the definition hereof occur more than four (4) times per calendar year.

“Exchange Date” means, subject in all cases to the provisions of Section 2.2(a) hereof, in the case of any Unrestricted Exchange, the date that is five (5) Business Days after the date the Exchange Notice is given pursuant to Section 2.1(b), unless the Exchanging Member submits a written request to extend such date and the Corporation in its sole discretion agrees in writing to such extension, and in any other case, the Quarterly Exchange Date; provided that, if the Exchange Date for any Exchange with respect to which the Corporation elects to make a Stock Exchange Payment would otherwise fall within any Exchange Blackout Period, then the Exchange Date shall occur on the next Business Day following the end of such Exchange Blackout Period; provided, further, that in the event the Corporation is required under the terms of this Agreement, or otherwise elects, to make a Stock Exchange Payment, the Exchange may be conditioned (including as to timing) by the Exchanging Member on the closing of an underwritten distribution of the Class A Common Shares that may be issued in connection with such proposed Exchange.

“Exchange Notice Date” means, with respect to an Exchange, the date the applicable Exchange Notice is delivered in accordance with Section 2.1(b).

“Exchange Notice Date Value” means, in the case of an Exchange (other than an Unrestricted Exchange), the arithmetic average of the VWAP for each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the Exchange Notice Date.

“Exchange Rate” means, at any time, the number of Class A Common Shares for which a Paired Interest is entitled to be exchanged at such time. On the date of this Agreement, the Exchange Rate shall be 1 for 1, subject to adjustment pursuant to Section 2.4 hereof.

“Exchanged Units” means any Common Unit to be Exchanged (as part of a Paired Interest) for the Cash Exchange Payment or Stock Exchange Payment, as applicable, on the applicable Exchange Date.

“Exchanging Member” means, with respect to any Exchange, the LLC Unitholder exchanging Units pursuant to Section 2.1(a) of this Agreement.

“Exchange Notice” has the meaning set forth in Section 2.1(b) of this Agreement.

“Governmental Entity” means any nation or government, any state, province or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitrator (public or private) or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.

“HSR Act” has the meaning set forth in Section 2.1(b) of this Agreement.

“Law” means any statute, act, code, law (including common law), ordinance, rule, regulation, determination, guidance or governmental order, in each case, of any Governmental Entity.

“LLC Unitholder” means each holder of one or more Common Units that may from time to time be a party to this Agreement.

“Managing Member” has the meaning given to such term in the OpCo LLC Agreement.

“National Securities Exchange” means a securities exchange that has registered with the Commission under Section 6 of the Exchange Act.

“OpCo” means Cibus Global, LLC, a Delaware limited liability company, and any successor thereto.

“OpCo LLC Agreement” means the Third Amended and Restated Limited Liability Company Agreement of OpCo, dated on or about the date hereof, as such agreement may be amended from time to time.

“Paired Interest” means one Common Unit and one Class B Common Share.

“Permitted Exchange Event” means any of the following events, which has or is occurring, or is otherwise satisfied, as of the Exchange Date:

(i) The Exchange is part of one or more Exchanges by an LLC Unitholder and any related persons (within the meaning of Section 267(b) or 707(b)(1) of the Code) that is part of a “block transfer” within the meaning of Treasury Regulations Section 1.7704-1(e)(2) (for this purpose, treating the Managing Member as a “general partner” within the meaning of Treasury Regulations Section 1.7704-1(k)(1)), a “Block Transfer”);

(ii) The Exchange is in connection with a Pubco Offer or Change of Control; provided that, any such Exchange pursuant to this clause (ii) shall be effective immediately prior to the consummation of the closing of the Pubco Offer or Change of Control date (and, for the avoidance of doubt, shall not be effective if such Pubco Offer is not consummated or Change of Control does not occur); or

(iii) The Exchange is permitted by the Managing Member, in its reasonable discretion, in connection with circumstances not otherwise set forth herein, if the Managing Member determines, after consultation with its outside legal counsel and tax advisor, that OpCo would not (at a “more likely than not” standard) be treated as a “publicly traded partnership” under Section 7704 of the Code (or any successor or similar provision) as a result of or in connection with such Exchange.

“Permitted Transferee” has the meaning given to such term in Section 3.1 of this Agreement.

“Person” means any individual, estate, corporation, partnership, limited partnership, limited liability company, limited company, joint venture, trust, unincorporated or governmental organization or any agency or political subdivision thereof.

“Private Placement Safe Harbor” means the “private placement” safe harbor set forth in Treasury Regulations Section 1.7704-1(h)(1).

“Pubco Offer” has the meaning set forth in Section 2.7 of this Agreement.

“Quarterly Exchange Date” means, either (x) for each fiscal quarter, the first (1st) Business Day occurring after the sixtieth (60th) day after the expiration of the applicable Quarterly Exchange Notice Period or (y) such other date as the Corporation shall determine in its sole discretion; provided that, such date is at least sixty (60) days after the expiration of the Quarterly Exchange Notice Period; provided, further, that the Corporation shall use commercially reasonable efforts to ensure that at least one Quarterly Exchange Date occurs each fiscal quarter.

“Quarterly Exchange Date Value” means the arithmetic average of the VWAP for each of the five (5) consecutive Trading Days ending on the Trading Day immediately prior to the Exchange Date; provided that, if such an Exchange (other than an Unrestricted Exchange) is in connection with a Secondary Offering or other negotiated transaction, the Quarterly Exchange Date Value shall be the per share price of Class A Common Shares in such transaction.

“Quarterly Exchange Notice Period” means, for each fiscal quarter, the period commencing on the third (3rd) Business Day after the day on which the Corporation releases its earnings for the prior fiscal period, beginning with the first such date that falls from and after the effectiveness of the Corporation’s Registration Statement on Form S-3 to be filed pursuant to the terms and conditions of the Registration Rights Agreement (or such other date within such quarter as the Corporation shall determine in its sole discretion) and ending ten (10) Business Days thereafter. Notwithstanding the foregoing, the Corporation may change the definition of Quarterly Exchange Notice Period with respect to any Quarterly Exchange Notice Period scheduled to occur in a calendar quarter subsequent to the then-current calendar quarter, if (x) the revised definition provides for a Quarterly Exchange Notice Period occurring at least once in each calendar quarter, (y) the first Quarterly

Exchange Notice Period pursuant to the revised definition will occur no less than 10 Business Days from the date written notice of such change is sent to each LLC Unitholder (other than the Corporation) and (z) the revised definition, together with the revised Quarterly Exchange Date resulting therefrom, do not materially adversely affect the ability of the LLC Unitholders to exercise their Exchange rights pursuant to this Agreement.

“Redemption” has the meaning set forth in Section 2.1(a) of this Agreement.

“Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of the date hereof, by and among the Corporation and the other parties thereto.

“Retraction Notice” has the meaning set forth in Section 2.1(d) of this Agreement.

“Secondary Offering” has the meaning set forth in Section 2.1(f) of this Agreement.

“Secondary Offering Paired Interests” has the meaning set forth in Section 2.1(a) of this Agreement.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Stock Exchange Payment” means, with respect to the portion of any Exchange for which a Cash Exchange Notice is not delivered by the Corporation, on behalf of OpCo, a number of Class A Common Shares equal to the product of the number of Exchanged Units multiplied by the Exchange Rate.

“Taxing Authority” has the meaning set forth in the Tax Receivable Agreement.

“Tax Receivable Agreement” means that certain Tax Receivable Agreement, dated as of the date hereof, by and among the Corporation and the other parties thereto.

“Trading Day” means a day on which the Trading Market is open for the transaction of business (unless such trading shall have been suspended for the entire day).

“Trading Market” means the Nasdaq Stock Market or such other principal United States securities exchange on which Class A Common Shares are listed, quoted or admitted to trading.

“Unrestricted Exchanges” means any Exchange that is in connection with a Permitted Exchange Event or that occurs during a period in which OpCo meets the requirements of the Private Placement Safe Harbor.

“VWAP” means the daily per share volume-weighted average price of Class A Common Shares on the Trading Market, as displayed under the heading “Bloomberg VWAP” on the Bloomberg page designated for Class A Common Shares (or its equivalent successor if such page is not available) in respect of the period from the open of trading on such Trading Day until the close of trading on such Trading Day (or if such volume-weighted average price is unavailable, (a) the per share volume-weighted average price of a Class A Common Share on such Trading Day (determined without regard to afterhours trading or any other trading outside the regular trading session or trading hours), or (b) if such determination is not feasible, the market price per Class A Common Share, in either case as determined by a nationally recognized independent investment banking firm retained in good faith for this purpose by the Managing Member).

ARTICLE II

SECTION 2.1 Exchange Procedure

(a) From and after the effectiveness of the Corporation’s Registration Statement on Form S-3 to be filed pursuant to the terms and conditions of the Registration Rights Agreement, each LLC Unitholder (other than the Corporation) shall be entitled, upon the terms and subject to the conditions hereof, to surrender Paired

Interests to OpCo and the Corporation, as applicable, in exchange for the delivery by OpCo of the Stock Exchange Payment or, at the election of the Corporation, the Cash Exchange Payment (such exchange, a “Redemption” and, together with a Direct Exchange (as defined below), an “Exchange”); provided, that (absent a waiver by the Managing Member) any such Exchange is for a minimum of the lesser of (i) 25,000 Common Units (which minimum shall be equitably adjusted in accordance with any adjustments to the Exchange Rate) and (ii) all of the Common Units held by such LLC Unitholder; provided, further, that in the event that an Exchanging Member is participating in an underwritten offering or other block sale of Class A Common Shares following such Exchange and a portion of its Paired Interests are being surrendered to OpCo or the Corporation, as applicable, in furtherance thereof (such portion, the “Secondary Offering Paired Interests”), then OpCo and the Corporation shall settle the Exchange of such Secondary Offering Paired Interests by delivery of a Stock Exchange Payment hereunder.

(b) An LLC Unitholder shall exercise its right to make an Exchange as set forth in Section 2.1(a) above by delivering to OpCo, with a copy to the Corporation, a written election of exchange in respect of the Paired Interests to be exchanged substantially in the form of Exhibit A hereto (an “Exchange Notice”) in accordance with this Section 2.1(b). An LLC Unitholder may deliver an Exchange Notice with respect to an Unrestricted Exchange at any time, and, in any other case, during the Quarterly Exchange Notice Period preceding the desired Exchange Date. An Exchange Notice with respect to an Unrestricted Exchange may specify that the Exchange is to be contingent (including, without limitation, as to timing) upon the consummation of a purchase by another Person (whether in a tender or exchange offer, an underwritten offering or otherwise) of the Class A Common Shares into which the Paired Interests are exchangeable, or contingent (including, without limitation, as to timing) upon the closing of an announced merger, consolidation or other transaction or event in which such Class A Common Shares would be exchanged or converted or become exchangeable for or convertible into cash or other securities or property. Notwithstanding anything to the contrary contained in this Agreement, if, in connection with an Exchange in accordance with this Section 2.1, a filing is required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ( the “HSR Act”), then the Exchange Date with respect to all Paired Interests which would be exchanged into Class A Common Shares resulting from such Exchange shall be delayed until the earlier of (i) such time as the required filing under the HSR Act has been made and the waiting period applicable to such Exchange under the HSR Act shall have expired or been terminated or (ii) such filing is no longer required, at which time such Exchange shall automatically occur without any further action by the holders of any such Paired Interests. Each of the LLC Unitholders and the Corporation agree to promptly take all actions required to make such filing under the HSR Act and the filing fee for such filing shall be paid by OpCo.

(c) Subject to Sections 2.1(a) and 2.2(a), within three (3) Business Days of the giving of an Exchange Notice, the Corporation, on behalf of OpCo, may elect to settle all or a portion of the Exchange in cash (in lieu of Class A Common Shares) by giving written notice of such election to OpCo and the Exchanging Member within such three (3) Business Day period (such notice, the “Cash Exchange Notice”). The Cash Exchange Notice shall set forth the portion of the Paired Interests which will be exchanged for cash in lieu of Class A Common Shares. Any portion of the Exchange not settled for a Cash Exchange Payment shall be settled for a Stock Exchange Payment. Subject to Section 2.1(a), at any time following the giving of a Cash Exchange Notice and prior to the Exchange Date, the Corporation may elect (exercisable by giving written notice of such election to the Exchanging Member) to revoke the Cash Exchange Notice with respect to all or any portion of the Paired Interests and make the Stock Exchange Payment with respect to any such Paired Interests on the Exchange Date.

(d) The Exchanging Member may elect to retract its Exchange Notice with respect to an Unrestricted Exchange by giving written notice of such election to OpCo, with a copy to the Corporation, no later than (1) Business Day prior to the Exchange Date. Subject to the terms of this Section 2.1(d), an Exchanging Member may deliver an Exchange Notice with respect to an Exchange (other than an Unrestricted Exchange) during the Quarterly Exchange Notice Period which conditions such Exchange upon the Quarterly Exchange Date Value being equal to or greater than ninety percent (90%) of the Exchange Notice Date Value and if such requirement is not met, then the Exchanging Member may elect to retract its Exchange Notice by giving written notice of such election to OpCo, with a copy to the Corporation, no later than 12:00 p.m. (New York time) on the Trading Day preceding the Exchange Date (a “Retraction Notice”). The delivery of a Retraction Notice shall terminate all of the Exchanging Member’s, the Corporation’s and OpCo’s rights and obligations under this Article II arising from such retracted Exchange Notice (but not, for the avoidance of doubt, from any Exchange Notice not retracted or that may be delivered in the future); provided that, an Exchanging Member may deliver a Retraction Notice only once in every twelve (12)-month period (and any additional Retraction Notice delivered by such Exchanging Member within such twelve (12)-month period shall be deemed null and void ab initio and ineffective with respect to the revocation of the Exchange specified therein).

(e) Notwithstanding anything to the contrary in this Agreement, if the Corporation closes an underwritten distribution of the Class A Common Shares and the LLC Unitholders (any of them alone, or together with the Corporation) were entitled to resell Class A Common Shares in connection therewith (by the exercise by such LLC Unitholders of Exchange rights or otherwise) (a “Secondary Offering”), then, except as provided in the following proviso, the immediately succeeding Quarterly Exchange Date shall be automatically cancelled and of no force or effect (and no LLC Unitholder shall be entitled to deliver a Quarterly Exchange Date Notice with respect to an Exchange that is not an Unrestricted Exchange in respect of such Quarterly Exchange Date); provided that, the Corporation and OpCo may effect an Exchange if the Corporation determines (in its reasonable discretion), after consultation with its legal counsel and tax advisors, that such Exchange, together with any other Exchanges that have occurred or are expected to occur, would not be reasonably likely to result in the OpCo being treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code. Notwithstanding anything to the contrary in this Agreement (a) for such periods that OpCo does not meet the requirements of the Private Placement Safe Harbor, any Secondary Offering (other than that pursuant to which all Exchanges are Unrestricted Exchanges) shall only be undertaken if, during the applicable taxable year, the total number of Quarterly Exchange Dates and prior Secondary Offerings (other than any pursuant to which all Exchanges are Unrestricted Exchanges) on which Exchanges occur is three (3) or fewer and (b) OpCo and the Corporation shall not be deemed to have failed to comply with their respective obligations under the Registration Rights Agreement, if a Secondary Offering cannot be undertaken due to the restriction set forth in the preceding clause (a).

SECTION 2.2 Exchange Payment

(a) The Exchange shall be consummated on the Exchange Date; provided that, in the event that an Exchange Notice with respect to an Unrestricted Exchange is delivered pursuant to Section 2.1(b) and specifies that it is predicated upon the settlement of an Exchange of Paired Interests sooner than on the Exchange Date, the Corporation and OpCo shall use their respective commercially reasonable efforts to consummate the Exchange on the date specified in such Exchange Notice, which shall thereafter be deemed the Exchange Date for purposes of such Exchange; provided further, that, notwithstanding anything to the contrary contained in this Agreement, in the event that an Exchange Notice is delivered in connection with a Secondary Offering or a block sale pursuant to Rule 144 of the Securities Act or other then available exemption from registration thereunder that is not an underwritten distribution but is an Unrestricted Exchange, and the Corporation has at least three (3) Business Days’ notice prior to the settlement date thereof, the Exchange Date shall be the settlement date of such Secondary Offering or such block sale and the Exchange shall be consummated no later than the settlement of such Secondary Offering or such block sale on such date.

(b) In connection with any Exchange, the Exchanging Member shall make any applicable Certificate Delivery requested or required by the Corporation.

(c) On the Exchange Date (to be effective immediately prior to the close of business on the Exchange Date), in the case of a Redemption, (i) the Corporation shall contribute to OpCo, for delivery to the Exchanging Member (x) the Stock Exchange Payment with respect to any Exchanged Units not subject to a Cash Exchange Notice and (y) the Cash Exchange Payment with respect to any Exchanged Units subject to a Cash Exchange Notice, (ii) the Exchanging Member shall (A) transfer and surrender the Exchanged Units to OpCo, free and clear of all liens and encumbrances and (B) transfer and surrender the corresponding number of Class B Common Shares to the Corporation, free and clear of all liens and encumbrances, and the Corporation shall cancel such

Class B Common Shares, (iii) OpCo shall issue to the Corporation a number of Common Units equal to the number of Exchanged Units surrendered pursuant to the preceding clause (ii), (iv) solely to the extent necessary in connection with a Redemption, the Corporation shall undertake all actions, including, without limitation, an issuance, reclassification, distribution, division or recapitalization, with respect to the Class A Common Shares to maintain a one-to-one ratio (or such other ratio then in effect) between the number of Common Units owned by the Corporation, directly or indirectly, and the number of outstanding Class A Common Shares, taking into account the issuance in the preceding clause (iii), any Stock Exchange Payment, and any other action taken in connection with this Section 2.2, and (v) OpCo shall (x) cancel the redeemed Exchanged Units and (y) transfer to the Exchanging Member the Cash Exchange Payment and/or the Stock Exchange Payment, as applicable.

(d) On the Exchange Date (to be effective immediately prior to the close of business on the Exchange Date), in the case of a Direct Exchange, (i) the Corporation shall deliver to the Exchanging Member, (x) the Stock Exchange Payment with respect to any Paired Interests not subject to a Cash Exchange Notice and (y) the Cash Exchange Payment with respect to any Paired Interests subject to a Cash Exchange Notice, (ii) the Exchanging Member shall transfer to the Corporation the Exchanged Units and the corresponding Class B Common Shares (it being understood that (A) the Corporation shall cancel the surrendered Class B Common Shares and (B) the Exchanged Units shall remain outstanding and the Corporation shall be treated for all purposes of this Agreement as the owner of such Exchanged Units), free and clear of all liens and encumbrances, and (iii) solely to the extent necessary in connection with a Direct Exchange, the Corporation shall undertake all actions, including, without limitation, an issuance, reclassification, distribution, division or recapitalization, with respect to the Class A Common Shares to maintain a one-to-one ratio (or such other ratio then in effect) between the number of Common Units owned by the Corporation, directly or indirectly, and the number of outstanding Class A Common Shares, taking into account any Stock Exchange Payment and any other action taken in connection with this Section 2.2.

(e) Upon the Exchange of all of an LLC Unitholder’s Common Units, such LLC Unitholder shall cease, in accordance with the terms of the OpCo LLC Agreement, to be a Member (as such term is defined in the OpCo LLC Agreement) of OpCo.

SECTION 2.3 Expenses and Restrictions.

(a) Except as expressly set forth in this Agreement, OpCo and each Exchanging Member shall bear its own expenses in connection with the consummation of any Exchange, whether or not any such Exchange is ultimately consummated, except that OpCo shall bear any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, any Exchange; provided, however, that if any Class A Common Shares are to be issued in a name other than that of the LLC Unitholder that requested the Exchange, then such LLC Unitholder and/or the person in whose name such shares are to be issued shall pay to OpCo the amount of any transfer taxes, stamp taxes or duties, or other similar taxes in connection with, or arising by reason of, such Exchange or shall establish to the reasonable satisfaction of OpCo that such tax has been paid or is not payable.

(b) Notwithstanding anything to the contrary herein, to the extent that OpCo is otherwise eligible for the Private Placement Safe Harbor in any taxable year, the Corporation and OpCo shall use commercially reasonable efforts to restrict issuances of Common Units in an amount sufficient for OpCo to continue to be eligible for the Private Placement Safe Harbor, and, to the extent that the Corporation or OpCo determines that OpCo does not meet the requirements of the Private Placement Safe Harbor at any point in any taxable year, the Corporation or OpCo may impose such additional restrictions on Exchanges (other than Exchanges that are Secondary Offerings) during such taxable year as the Corporation or OpCo may determine to be necessary or advisable so that OpCo is not treated as a “publicly traded partnership” under Section 7704 of the Code; provided that, the restrictions imposed pursuant to this sentence shall not apply to any Unrestricted Exchange. Notwithstanding anything to the contrary herein, no Exchange shall be permitted (and, if attempted, shall be void ab initio) if, in the good faith determination of the Corporation or of OpCo, such an Exchange would pose a material risk that OpCo would be a “publicly traded partnership” under Section 7704 of the Code; provided, however, that this sentence shall not apply to prohibit a Block Transfer unless a change in applicable Law after the date of the signing of the Merger Agreement (as defined in the OpCo LLC Agreement) modifies the application or availability of Treasury Regulations Section 1.7704-1(e)(2).

(c) For the avoidance of doubt, and notwithstanding anything to the contrary herein, an LLC Unitholder shall not be entitled to effect an Exchange (other than an Exchange in connection with settlement of a Secondary Offering or other Block Transfer) to the extent the Corporation reasonably determines in good faith that such Exchange (i) would be prohibited by law or regulation (including, without limitation, the unavailability of any requisite registration statement filed under the Securities Act, or any exemption from the registration requirements thereunder), or (ii) would not be permitted under any other agreements with the Corporation or its subsidiaries to which such LLC Unitholder is party (including, without limitation, the OpCo LLC Agreement) or any written policies of the Corporation related to unlawful or inappropriate trading applicable to its directors, officers or other personnel.

(d) The Corporation may adopt reasonable procedures for the implementation of the exchange provisions set forth in this Article II, including, without limitation, procedures for the giving of notice of an election of exchange.

SECTION 2.4 Adjustment. The Exchange Rate shall be adjusted accordingly if there is: (a) any subdivision (by any unit split, unit distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse unit split, reclassification, reorganization, recapitalization or otherwise) of the Common Units that is not accompanied by an identical subdivision or combination of the Class A Common Shares or (b) any subdivision (by any share or stock split, stock dividend or distribution, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse share or stock split, reclassification, reorganization, recapitalization or otherwise) of the Class A Common Shares that is not accompanied by an identical subdivision or combination of the Common Units. If there is any reclassification, reorganization, recapitalization or other similar transaction in which the Class A Common Shares are converted or changed into another security, securities or other property, then upon any subsequent Exchange, an Exchanging Member shall be entitled to receive the amount of such security, securities or other property that such Exchanging Member would have received if such Exchange had occurred immediately prior to the effective time of such reclassification, reorganization, recapitalization or other similar transaction, taking into account any adjustment as a result of any subdivision (by any share or stock split, distribution or dividend, reclassification, reorganization, recapitalization or otherwise) or combination (by reverse share or stock split, reclassification, recapitalization or otherwise) of such security, securities or other property that occurs after the effective time of such reclassification, reorganization, recapitalization or other similar transaction. Except as may be required in the immediately preceding sentence, no adjustments in respect of distributions shall be made upon the exchange of any Common Unit.

SECTION 2.5 Class A Common Shares to be Issued.

(a) The Corporation shall at all times reserve and keep available out of its authorized but unissued Class A Common Shares, solely for the purpose of issuance upon an Exchange, such number of Class A Common Shares as may be issued upon any such Exchange; provided that, nothing contained herein shall be construed to preclude the Corporation and OpCo from satisfying its obligations in respect of the Exchange of the Paired Interests by the sale of Class A Common Shares which are held in the treasury of the Corporation or are held by OpCo or any of their subsidiaries or by delivery of purchased Class A Common Shares (which may or may not be held in the treasury of the Corporation or held by any subsidiary thereof), or by the sale/issuance of the Cash Exchange Payment in accordance with the terms hereof. The Corporation and OpCo covenant that all Class A Common Shares issued upon an Exchange will, upon issuance, be validly issued, fully paid and non-assessable.

(b) The Corporation and OpCo shall at all times ensure that the execution and delivery of this Agreement by each of the Corporation and OpCo and the consummation by each of the Corporation and OpCo of the transactions contemplated hereby (including, without limitation, the issuance of the Class A Common Shares) have been duly authorized by all necessary corporate or limited liability company action, as the case may be, on the part of the Corporation and OpCo, including, but not limited to, all actions necessary to ensure that the acquisition of Class A Common Shares pursuant to the transactions contemplated hereby, to the fullest extent of the Board’s power and authority and to the extent permitted by law, shall not be subject to any “moratorium,” “control share acquisition,” “business combination,” “fair price” or other form of anti-takeover laws and regulations of any jurisdiction that may purport to be applicable to this Agreement or the transactions contemplated hereby.

(c) The Corporation and OpCo covenant and agree that, to the extent that a registration statement under the Securities Act is effective and available for Class A Common Shares to be issued with respect to any Exchange, shares that have been registered under the Securities Act shall be issued in respect of such Exchange. In the event that any Exchange in accordance with this Agreement is to be effected at a time when any required registration has not become effective or otherwise is unavailable, upon the request and with the reasonable cooperation of the LLC Unitholder requesting such Exchange, the Corporation and OpCo shall use commercially reasonable efforts to promptly facilitate such Exchange pursuant to any reasonably available exemption from such registration requirements. The Class A Common Shares to be issued following completion of an Exchange may, in the reasonable discretion of the Corporation, be restricted and/or legended securities to the extent required under the Securities Act, the regulations promulgated thereunder or any other applicable or federal or state securities laws. The Corporation and OpCo shall use commercially reasonable efforts to list the Class A Common Shares required to be issued upon the Exchange prior to such issue upon each National Securities Exchange or inter-dealer quotation system upon which the outstanding Class A Common Shares may be listed or traded at the time of such issue.

SECTION 2.6 Direct Exchange. Notwithstanding anything to the contrary in this Article II, the Corporation may, in its sole and absolute discretion, elect to effect on the Exchange Date the Exchange of Paired Interests for the Cash Exchange Payment and/or the Stock Exchange Payment, as the case may be (and subject to the terms of Section 2.2(a), (c) and (d)), through a direct exchange of such Paired Interests between the Exchanging Member and the Corporation (a “Direct Exchange”). Upon such Direct Exchange pursuant to this Section 2.6, the Corporation shall acquire the Exchanged Units (which shall remain outstanding) and the Corporation shall be treated for all purposes of this Agreement as the owner of such Exchanged Units; provided that, any such election by the Corporation shall not relieve OpCo of its obligation arising with respect to such applicable Exchange Notice. The Corporation may, at any time prior to an Exchange Date, deliver written notice (an “Direct Exchange Election Notice”) to OpCo and the Exchanging Member setting forth its election to exercise its right to consummate a Direct Exchange; provided that, such election does not prejudice the ability of the parties to consummate an Exchange or Direct Exchange on the Exchange Date. A Direct Exchange Election Notice may be revoked by the Corporation at any time; provided that, any such revocation does not prejudice the ability of the parties to consummate an Exchange or Direct Exchange on the Exchange Date. The right to consummate a Direct Exchange in all events shall be exercisable for all of the Paired Interests that would otherwise have been subject to an Exchange. Except as otherwise provided in this Section 2.6, a Direct Exchange shall be consummated pursuant to the same timeframe and in the same manner as the relevant Exchange would have been consummated had the Corporation not delivered a Direct Exchange Election Notice.

SECTION 2.7. Pubco Offer or Change of Control.

(a) In the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to any Class A Common Shares (a “Pubco Offer”) is proposed by the Corporation or is proposed to the Corporation or its stockholders and approved by the Board or is otherwise effected or to be effected with the consent or approval of the Board or the Corporation will undergo a Change of Control, the LLC Unitholders shall be permitted to deliver an Exchange Notice (which Exchange Notice shall be effective immediately prior to the consummation of such Pubco Offer or Change of Control (and, for the avoidance of doubt, shall be contingent upon such Pubco Offer or Change of Control and not be effective if such Pubco Offer or Change of Control is not consummated)). In the case of a Pubco Offer proposed by the Corporation, the Corporation will use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the LLC Unitholders to participate in such Pubco Offer to the same extent or on an economically equivalent basis as the holders of

Class A Common Shares without discrimination (but excluding, for the avoidance of doubt, the LLC Unitholders’ rights under the Tax Receivable Agreement in determining whether such participation is on an economically equivalent basis).

(b) The Corporation shall send written notice to OpCo and the LLC Unitholders at least thirty (30) Business Days prior to the closing date of the transactions contemplated by the Pubco Offer or the Change of Control notifying them of their rights pursuant to this Section 2.7, and setting forth, in the case of a Pubco Offer, (i) a copy of the written proposal or agreement pursuant to which the Pubco Offer will be effected, (ii) the consideration payable in connection therewith, (iii) the terms and conditions of transfer and payment and (iv) the date and location of and procedures for selling Common Units, or in the case of a Change of Control, (x) a description of the event constituting the Change of Control, (y) the date of the Change of Control, and (z) a copy of any written proposals or agreement relating thereto. In the event that the information set forth in such notice changes from that set forth in the initial notice, a subsequent notice shall be delivered by the Corporation as promptly as reasonably practicable, but in any event no less than five (5) days prior to the closing of the Pubco Offer or date of the Change of Control.

ARTICLE III

SECTION 3.1 Additional LLC Unitholders. To the extent an LLC Unitholder validly transfers any or all of such holder’s Common Units to another person in a transaction in accordance with, and not in contravention of, the OpCo LLC Agreement or any other agreement or agreements with the Corporation or any of its subsidiaries to which a transferring LLC Unitholder may be party, then such transferee (each, a “Permitted Transferee”) shall execute and deliver a joinder to this Agreement, substantially in the form of Exhibit B hereto, whereupon such Permitted Transferee shall become an LLC Unitholder hereunder. To the extent OpCo issues Common Units in the future, OpCo shall be entitled, in its sole discretion, to make any holder of such Common Units an LLC Unitholder hereunder through such holder’s execution and delivery of a joinder to this Agreement, substantially in the form of Exhibit B hereto.

SECTION 3.2 Addresses and Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service, by fax, by electronic mail (delivery receipt requested) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be as specified in a notice given in accordance with this Section 3.2):

(a)	If to the Corporation, to:

Cibus, Inc.

6455 Nancy Ridge Drive

San Diego, CA 92121

Attention: Rory Riggs, Chief Executive Officer, and Wade King, MD, Chief Financial Officer

E-mail: [***] and [***]

with a copy (which shall not constitute notice) to:

Jones Day

4655 Executive Drive, Suite 1500

San Diego, CA 92121-3134

Attention: Cameron A. Reese

E-mail: [***]

(b)	If to OpCo, to:

Cibus Global, LLC

6455 Nancy Ridge Drive

San Diego, CA 92121

Attention: Rory Riggs, Chief Executive Officer, and Wade King, MD, Chief Financial Officer

E-mail: [***] and [***]

with a copy (which shall not constitute notice) to:

Jones Day

4655 Executive Drive, Suite 1500

San Diego, CA 92121-3134

Attention: Cameron A. Reese

E-mail: [***]

and

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

Attention: Stuart Leblang and Jonathan Pavlich

Email: [***] and [***]

(c) If to any LLC Unitholder, to the address or other contact information set forth in the records of OpCo from time to time.

SECTION 3.3 Further Action. The parties shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

SECTION 3.4 Binding Effect. This Agreement shall be binding upon and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors, executors, administrators, heirs, legal representatives and assigns. No LLC Unitholder may assign its rights under this Agreement without the consent of the Corporation and OpCo.

SECTION 3.5 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

SECTION 3.6 Amendment. The provisions of this Agreement may be amended only by the affirmative vote or written consent of each of (i) the Corporation, (ii) OpCo and (iii) LLC Unitholders holding at least a majority of the then outstanding Common Units (excluding Common Units held by the Corporation); provided that, for purposes of this clause (iii), in addition to the consent required by clauses (i) and (ii), no amendment may materially, disproportionately and adversely affect the rights of an LLC Unitholder (other than the Corporation and its subsidiaries) without the consent of such LLC Unitholder (or, if there is more than one such LLC Unitholder that is so affected, without the consent of a majority in interest of such affected LLC Unitholders (other than the Corporation and its subsidiaries) in accordance with their holdings of Common Units).

SECTION 3.7 Waiver. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute waiver of any such breach of any other covenant, duty, agreement or condition.

SECTION 3.8 Submission to Jurisdiction; Waiver of Jury Trial.

(a) Any and all disputes which cannot be settled amicably with respect to this Agreement, including, without limitation, any action (at law or in equity), claim, litigation, suit, arbitration, hearing, audit, review, inquiry, proceeding, investigation or ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement or any matter arising out of or in connection with this Agreement and the rights and obligations arising hereunder or thereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder or thereunder brought by a party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Chancery Court, or if such court shall not have jurisdiction, any federal court located in the State of Delaware, or, if neither of such courts shall have jurisdiction, any other Delaware state court. Each of the parties hereby irrevocably submits with regard to any such dispute for itself and in respect of its property, generally and unconditionally, to the sole and exclusive personal jurisdiction of the aforesaid courts and agrees that it will not bring any dispute relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each party irrevocably consents to service of process in any dispute in any of the aforesaid courts by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized overnight delivery service, to such party at such party’s address referred to in Section 3.2. Each party hereby irrevocably and unconditionally waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action brought by any party with respect to this Agreement (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 3.8; (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); or (iii) any objection which such party may now or hereafter have (A) to the laying of venue of any of the aforesaid actions arising out of or in connection with this Agreement brought in the courts referred to above; (B) that such action brought in any such court has been brought in an inconvenient forum and (C) that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts.

(b) To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself, or to such party’s property, each such party hereby irrevocably waives such immunity in respect of such party’s obligations with respect to this Agreement.

(c) EACH PARTY ACKNOWLEDGES THAT IT IS KNOWINGLY AND VOLUNTARILY AGREEING TO THE CHOICE OF DELAWARE LAW TO GOVERN THIS AGREEMENT AND TO THE JURISDICTION OF DELAWARE COURTS IN CONNECTION WITH PROCEEDINGS BROUGHT HEREUNDER. THE PARTIES INTEND THIS TO BE AN EFFECTIVE CHOICE OF DELAWARE LAW AND AN EFFECTIVE CONSENT TO JURISDICTION AND SERVICE OF PROCESS UNDER 6 DEL. C. § 2708.

(d) EACH PARTY, FOR ITSELF AND ITS AFFILIATES, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE ACTIONS OF THE PARTIES OR THEIR RESPECTIVE AFFILIATES PURSUANT TO THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF.

(e) The parties hereby waive, to the fullest extent permitted by applicable law, any objection which they now or hereafter may have to personal jurisdiction or to the laying of venue of any such ancillary suit, action or proceeding brought in any court referred to in Section 3.8(a) and such parties agree not to plead or claim the same.

SECTION 3.9 Counterparts. This Agreement may be executed and delivered (including, without limitation, by facsimile transmission or by e-mail delivery of a “.pdf” format data file) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts transmitted by telecopy, by e-mail delivery of a “.pdf” format data file or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 3.9.

SECTION 3.10 Tax Treatment. This Agreement shall be treated as part of the partnership agreement of OpCo as described in Section 761(c) of the Code and Sections 1.704-1(b)(2)(ii)(h) and 1.761-1(c) of the Treasury Regulations promulgated thereunder. As required by the Code and the Treasury Regulations, the parties shall report any Exchange consummated hereunder as a taxable sale of the Exchanged Units (together with an equal number of Class B Common Shares) by an LLC Unitholder to the Corporation in exchange for (i) the payment by the Corporation of the Stock Exchange Payment, the Cash Exchange Payment, or other applicable consideration to the Exchanging Member, and, if applicable, (ii) corresponding payments under the Tax Receivable Agreement, and no party shall take a contrary position on any income tax return, amendment thereof or communication with any Taxing Authority unless an alternate position is permitted under the Code and Treasury Regulations and the Corporation consents in writing to such alternate position, such consent not to be unreasonably withheld, conditioned, or delayed. Further, in connection with any Exchange consummated hereunder, OpCo and/or the Corporation shall provide the Exchanging Member with all reasonably necessary information to enable the Exchanging Member to file its income Tax returns for the taxable year that includes the Exchange, including, without limitation, information with respect to assets under Section 751 of the Code (including, without limitation, relevant information regarding “unrealized receivables” or “inventory items”) and basis adjustments under Section 743(b) of the Code as soon as practicable and in all events within 60 days following the close of such taxable year (and use commercially reasonable efforts to provide estimates of such information within 90 days of the applicable Exchanges). Within thirty (30) days following the Exchange Date, the Corporation shall deliver a Code Section 743 notification to OpCo in accordance with Treasury Regulations Section 1.743-1(k)(2).

SECTION 3.11 Withholding. The Corporation and OpCo shall be entitled to deduct and withhold from any payments made to an LLC Unitholder pursuant to any Exchange consummated under this Agreement all taxes that each of the Corporation and OpCo is required to deduct and withhold with respect to such payments under the Code and any other provision of applicable law (including, without limitation, under Section 1445 and Section 1446(f) of the Code). In connection with any Exchange, the Exchanging Member shall, to the extent it is legally entitled to deliver such form, deliver to the Corporation or OpCo, as applicable, a certificate, dated as of the Exchange Date, in a form reasonably acceptable to the Corporation certifying as to such Exchanging Member’s taxpayer identification number and that such Exchanging Member is a not a foreign person for purposes of Section 1445 and Section 1446(f) of the Code (which certificate may be an Internal Revenue Service Form W-9 if then sufficient for such purposes under applicable law) (such certificate, a “Non-Foreign Person Certificate”). If an Exchanging Member is unable to provide a Non-Foreign Person Certificate in connection with an Exchange, then (i) OpCo shall provide a certificate substantially in the form described in Treasury Regulations Section 1.1446(f)-2(c)(2)(ii)(C) setting forth the liabilities of OpCo allocated to the Exchanged Units subject to the Exchange under Section 752 of the Code or (ii) each of the Exchanging Member and OpCo shall, to the extent it is legally entitled to do so, deliver a certificate reasonably acceptable to the Corporation to permit OpCo and the Corporation to comply with Sections 1445 and 1446(f), and the Corporation or OpCo, as and to the extent applicable, shall be permitted to deduct and withhold on the amount realized by such Exchanging Member in respect of such Exchange if and as provided in Section 1446(f) of the Code and Treasury Regulations thereunder. The Corporation or OpCo, as applicable, may at their sole discretion reduce the Class A Common Shares issued to an LLC Unitholder in an Exchange in an amount that corresponds to the amount of the required withholding described in the immediately preceding sentence. All such amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to such LLC Unitholder in respect of which such deduction or withholding was made.

SECTION 3.12 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that such parties shall be entitled to specific performance of the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity.

SECTION 3.13 Independent Nature of LLC Unitholders’ Rights and Obligations. The obligations of each LLC Unitholder hereunder are several and not joint with the obligations of any other LLC Unitholder, and no LLC Unitholder shall be responsible in any way for the performance of the obligations of any other LLC Unitholder hereunder. The decision of each LLC Unitholder to enter into this Agreement has been made by such

LLC Unitholder independently of any other LLC Unitholder. Nothing contained herein, and no action taken by any LLC Unitholder pursuant hereto, shall be deemed to constitute the LLC Unitholders as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the LLC Unitholders are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated hereby. The Corporation acknowledges that the LLC Unitholders are not acting in concert or as a group, and the Corporation will not assert any such claim, with respect to such obligations or the transactions contemplated hereby.

SECTION 3.14 Applicable Law. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware, without regards to its principles of conflicts of laws.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered, all as of the date first set forth above.

Cibus, Inc.

By:
Name:
Title:

Signature Page to Exchange Agreement

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered, all as of the date first set forth above.

Cibus Global, LLC

By:
Name:
Title:

Signature Page to Exchange Agreement

EXHIBIT A

EXCHANGE NOTICE

Cibus, Inc.

6455 Nancy Ridge Drive

San Diego, CA 92121

Attention: Rory Riggs, Chief Executive Officer, and Wade King, MD, Chief Financial Officer

E-mail: [***] and [***]

Cibus Global, LLC

6455 Nancy Ridge Drive

San Diego, CA 92121

Attention: Rory Riggs, Chief Executive Officer, and Wade King, MD, Chief Financial Officer

E-mail: [***] and [***]

Reference is hereby made to the Exchange Agreement, dated as of [•], 2023 (as amended from time to time, the “Exchange Agreement”), among Cibus Global, LLC, a Delaware limited liability company (together with any successor thereto, “OpCo”), Cibus, Inc. (f/k/a Calyxt, Inc.), a Delaware corporation (the “Corporation”) and managing member of OpCo, and the LLC Unitholders from time to time party thereto (each, a “Holder”). Capitalized terms used but not defined herein shall have the meanings given to them in the Exchange Agreement.

The undersigned Holder hereby transfers the number of Paired Interests set forth below in Exchange for the Stock Exchange Payment to be issued in its name as set forth below, or the Cash Exchange Payment, as applicable, as set forth in the Exchange Agreement.

The undersigned Holder agrees and acknowledges that as set forth in the Exchange Agreement, the Class A Common Shares to be issued following completion of an Exchange may, in the reasonable discretion of the Corporation, be restricted and/or legended securities under the Securities Act, the regulations promulgated thereunder or any other applicable federal or state securities laws, which may not be sold or transferred without a registration statement filed under the Securities Act or an applicable exemption from the registration requirements thereunder.

Legal Name of Holder:

Address:

Number of Paired Interests to be Exchanged:

Brokerage Account Details:

The undersigned hereby represents and warrants that (i) the undersigned has full legal capacity to execute and deliver this Exchange Notice and to perform the undersigned’s obligations hereunder; (ii) this Exchange Notice has been duly executed and delivered by the undersigned and is the legal, valid and binding obligation of the undersigned enforceable against it in accordance with the terms thereof or hereof, as the case may be, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and the availability of equitable remedies; (iii) the Paired Interests subject to this Exchange Notice are being transferred to the Corporation or OpCo, as applicable, free and clear of any pledge, lien, security interest, encumbrance, equities or claim; and (iv) no consent, approval, authorization, order, registration or qualification of any third party or with any court or governmental agency or body having jurisdiction over the undersigned or the Paired Interests subject to this Exchange Notice is required to be obtained by the undersigned for the transfer of such Paired Interests to the Corporation or OpCo, as applicable.

The undersigned hereby irrevocably constitutes and appoints any officer of the Corporation or of OpCo as the attorney of the undersigned, with full power of substitution and resubstitution in the premises, to do any and all things and to take any and all actions that may be necessary to transfer to the Corporation or OpCo, as applicable, the Paired Interests subject to this Exchange Notice and to deliver to the undersigned the Stock Exchange Payment or Cash Exchange Payment, as applicable, to be delivered in exchange therefor.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Exchange Notice to be executed and delivered by the undersigned or by its duly authorized attorney.

Name:

Dated:

EXHIBIT B

JOINDER

This Joinder Agreement (“Joinder Agreement”) is a joinder to the Exchange Agreement, dated as of [●], 2023 (as amended from time to time, the “Exchange Agreement”), among Cibus, Inc. (f/k/a Calyxt, Inc.), a Delaware corporation (together with any successor thereto, the “Corporation”), Cibus Global, LLC, a Delaware limited liability company, and each of the LLC Unitholders from time to time party thereto. Capitalized terms used but not defined in this Joinder Agreement shall have their meanings given to them in the Exchange Agreement. This Joinder Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware. In the event of any conflict between this Joinder Agreement and the Exchange Agreement, the terms of this Joinder Agreement shall control.

The undersigned hereby joins and enters into the Exchange Agreement having acquired Common Units in Cibus Global, LLC. By signing and returning this Joinder Agreement to the Corporation, the undersigned accepts and agrees to be bound by and subject to all of the terms and conditions of and agreements of an LLC Unitholder contained in the Exchange Agreement, with all attendant rights, duties and obligations of an LLC Unitholder thereunder. The parties to the Exchange Agreement shall treat the execution and delivery hereof by the undersigned as the execution and delivery of the Exchange Agreement by the undersigned and, upon receipt of this Joinder Agreement by the Corporation and by Cibus Global, LLC, the signature of the undersigned set forth below shall constitute a counterpart signature to the signature page of the Exchange Agreement.

Name:

Address for Notices:

Attention:

With copies to:

ANNEX F

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made as of [●], 2023 by and among Cibus, Inc. (f/k/a Calyxt, Inc.), a Delaware corporation (the “Company”), and the persons identified on the Schedule of Investors attached hereto (collectively, the “Investors” and, each individually, an “Investor”).

RECITALS

WHEREAS, pursuant to the Merger Agreement, dated as of January 13, 2023, by and between the Company; Calypso Merger Subsidiary, LLC; Cibus Global LLC; New Ventures I Holdings, LLC; BCGF CB Holdings LLC; BCGFCP CB HOLDINGS LLC; BCGFK CB Holdings LLC; FSBCGF CB Holdings LLC; PYLBCG CB Holdings LLC; FSGRWCO CB Holdings LLC; GROWTHCO CB Holdings LLC; GRTHCOCP CB Holdings LLC; and GRWTHCOK CB Holdings LLC (the “Merger Agreement”), the Company will enter into that certain Second Amended and Restated Certificate of Incorporation of the Company (such agreement, as it may be amended, restated, amended and restated, supplemented or otherwise modified form time to time, the “Amended Certificate of Incorporation”), which will create two classes of the Company’s common stock: (i) Class A Common Stock (as defined below), which shares will have full voting and economic rights and (ii) Class B Common Stock (as defined below), which shares will have full voting, but no economic rights;

WHEREAS, pursuant to the Merger Agreement, the Investors may elect to receive a certain number of shares of Class B Common Stock, with an equal number of membership units (“Cibus Common Units”) of Cibus Global LLC, a Delaware limited liability company (“Cibus Global”) (a Cibus Common Unit and a share of Class B Common Stock, collectively, an “Up-C Unit”);

WHEREAS, the Up-C Units will generally be exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the terms of an exchange agreement to be entered into between the Company, Cibus Global and the Investors, subject to certain procedures set forth therein; and

WHEREAS, in connection with the consummation of the transactions contemplated by the Merger Agreement and pursuant to the terms of the Merger Agreement, the parties hereto desire to enter into this Agreement in order to grant certain registration rights to the Investors as set forth below.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

Section 1.    Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1:

“Additional Investor” has the meaning set forth in Section 9, and shall be deemed to include each such Person’s Affiliates, immediate family members, heirs, successors and assigns who may succeed to such Person as a Holder hereunder.

“Affiliate” of any Person means any other Person controlled by, controlling or under common control with such Person; provided that the Company and its Subsidiaries shall not be deemed to be Affiliates of any Holder. As used in this definition, “control” (including, with its correlative meanings, “controlling,” “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities, by contract or otherwise).

“Agreement” has the meaning set forth in the preamble.

“Amended Certificate of Incorporation” has the meaning set forth in the recitals.

“Automatic Shelf Registration Statement” has the meaning set forth in Section 2(c).

“Business Day” means any day of the year on which national banking institutions in New York are open to the public for conducting business and are not required or authorized to close.

“Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests or equivalents in capital stock of such corporation (whether voting or nonvoting and whether common or preferred), (ii) with respect to any Person that is not a corporation, individual or governmental entity, any and all partnership, membership, limited liability company or other equity interests of such Person that confer on the holder thereof the right to receive a share of the profits and losses of, or the distribution of assets of the issuing Person, and (iii) any and all warrants, rights (including conversion and exchange rights) and options to purchase any security described in the clause (i) or (ii) above.

“Cibus Common Units” has the meaning set forth in the recitals.

“Cibus Global” has the meaning set forth in the recitals.

“Cibus Global Majority-In-Interest” means, as of any time, those Investors party hereto who hold a majority of the then-outstanding Cibus Common Units (excluding Cibus Common Units held by the Company).

“Class A Common Stock” means the Company’s Class A common stock, par value $0.0001 per share.

“Class B Common Stock” means the Company’s Class B common stock, par value $0.0001 per share.

“Company” has the meaning set forth in the preamble.

“Demand Registrations” has the meaning set forth in Section 2(a).

“End of Suspension Notice” has the meaning set forth in Section 2(e)(ii).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

“Exchange Agreement” means Exchange Agreement, dated of even date herewith, by and among the Company, Cibus Global and the Investors.

“FINRA” means the Financial Industry Regulatory Authority.

“Form S-1” means the SEC’s long-form registration form, Form S-1, or any successor or replacement long-form registration form.

“Form S-3” means the SEC’s short-form registration form, Form S-3, or any successor or replacement short-form registration form.

“Free Writing Prospectus” means a free-writing prospectus, as defined in Rule 405.

“Holdback Period” has the meaning set forth in Section 4(a)(i).

“Holder” means any Person who is the registered holder of Registrable Securities.

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“Holder Indemnified Parties” has the meaning set forth in Section 7(a).

“Joinder” has the meaning set forth in Section 9.

“MNPI” means material non-public information within the meaning of Regulation FD promulgated under the Exchange Act.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization and a governmental entity or any department, agency or political subdivision thereof.

“Piggyback Registrations” has the meaning set forth in Section 3(a).

“Public Offering” means any sale or distribution to the public of Capital Stock of the Corporation pursuant to an offering registered under the Securities Act, whether by the Company, by Holders and/or by any other holders of the Company’s Capital Stock.

“Registrable Securities” means (i) any shares of Class A Common Stock issued by the Company in connection with the exchange by any Up-C Unit Holder (as defined below) of Up-C Units for shares of Class A Common Stock, in accordance with the terms of the Exchange Agreement, and (ii) any shares of Class A Common Stock issued or issuable with respect to the securities referred to in clause (i) above by way of dividend, distribution, split or combination of securities, or any recapitalization, merger, consolidation or other reorganization. As to any particular Registrable Securities owned by any Person, such securities shall cease to be Registrable Securities on the date (i) such securities have been sold or distributed pursuant to a Public Offering, or (ii) such securities are sold in a transaction in compliance with Rule 144 under the Securities Act. For purposes of this Agreement, a Person shall be deemed to be a Holder, and the Registrable Securities shall be deemed to be in existence, whenever such Person has the right to acquire, directly or indirectly, such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Registrable Securities hereunder, provided that a holder of Registrable Securities may only request that the resale of Registrable Securities in the form of Class A Common Stock of the Company be registered under this Agreement. Notwithstanding the foregoing, if a Holder holds Registrable Securities that are eligible to be sold without restriction under Rule 144 under the Securities Act (other than the restriction set forth under Rule 144(i)), then, at such Holder’s request the Company shall cause, at the Company’s sole cost and expense, the Company’s transfer agent to remove any restrictive legend set forth on the Registrable Securities held by such Holder in connection with any sale of such Registrable Securities pursuant to Rule 144.

“Registration Expenses” has the meaning set forth in Section 6(a).

“Rule 144,” “Rule 158,” “Rule 405” and “Rule 415” mean, in each case, such rule promulgated under the Securities Act (or any successor provision) by the Securities and Exchange Commission, as the same shall be amended from time to time, or any successor rule then in force.

“Schedule of Investors” means the schedule attached to this Agreement entitled “Schedule of Investors”, which shall reflect each Holder from time to time party to this Agreement.

“Securities Act” means the U.S. Securities Act of 1933, as amended from time to time, or any successor federal law then in force, together with all rules and regulations promulgated thereunder.

“Share Settlement” means “Share Settlement” as defined in the Exchange Agreement.

“Shelf Offering” has the meaning set forth in Section 2(c)(ii).

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“Shelf Offering Notice” has the meaning set forth in Section 2(c)(ii).

“Shelf Offering Request” has the meaning set forth in Section 2(c)(ii).

“Shelf Registrable Securities” has the meaning set forth in Section 2(c)(ii).

“Shelf Registration” has the meaning set forth in Section 2(a).

“Shelf Registration Statement” has the meaning set forth in Section 2(c)(i).

“Subsidiary” means, with respect to the Company, any Company, limited liability company, partnership, association or other business entity of which (i) if a Company, a majority of the total voting power of Capital Stock of such Person entitled (without regard to the occurrence of any contingency) to vote in the election of directors is at the time owned or controlled, directly or indirectly, by the Company, or (ii) if a limited liability company, partnership, association or other business entity, either (x) a majority of the Capital Stock of such Person entitled (without regard to the occurrence of any contingency) to vote in the election of managers, general partners or other oversight board vested with the authority to direct management of such Person is at the time owned or controlled, directly or indirectly, by the Company or (y) the Company or one of its Subsidiaries is the sole manager or general partner of such Person.

“Suspension Event” has the meaning set forth in Section 2(e)(ii).

“Suspension Notice” has the meaning set forth in Section 2(e)(ii).

“Suspension Period” has the meaning set forth in Section 2(e)(i).

“Underwritten Takedown” has the meaning set forth in Section 2(c)(ii).

“Up-C Units” has the meaning set forth in the recitals.

“Up-C Unit Holders” means the holders of Up-C Units, and shall be deemed to include their respective Affiliates, heirs, successors and assigns who may succeed to such Person as a Holder hereunder.

“Violation” has the meaning set forth in Section 7(a).

Section 2.    Demand Registrations.

(a)    Requests for Registration. Subject to the terms and conditions of this Agreement, each Holder may request registration under the Securities Act of all or any portion of their Registrable Securities on Form S-1 or any other appropriate long-form registration form under the Securities Act in connection with an underwritten offering, provided that such request must relate to Registrable Securities with a market value of at least $20 million. All registrations requested pursuant to this Section 2(a) are referred to herein as “Demand Registrations.” Within seven days after the filing of the registration statement relating to the Demand Registration, the Company shall give written notice of the Demand Registration to all other Holders and, subject to the terms of Section 2(d), shall include in such Demand Registration (and in all related registrations and qualifications under state blue sky laws and in any related underwriting) all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company’s notice; provided that the Company shall provide notice of the Demand Registration to all other Holders prior to the non-confidential filing of the registration statement with respect to the Demand Registration. Each Holder agrees that (1) such notice constitutes MNPI and that it will not engage in any transaction in any securities of the Company until such notice and the information contained therein ceases to constitute MNPI and (2) such Holder shall treat as confidential the receipt of the notice of Demand Registration and shall not disclose

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or use the information contained in such notice of Demand Registration without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the Holder in breach of the terms of this Agreement.

(b)    At any time in which the Shelf Registration Statement in Section 2(c)(i) is effective, Section 2(a) shall be inapplicable, and Section 2(c) shall control.

(c)    Shelf Registrations.

(i)    Subject to the availability of required financial information, as promptly as practicable after the Company receives written notice of a request that a registration be made pursuant to Rule 415 under the Securities Act (a “Shelf Registration”), the Company shall file with the Securities and Exchange Commission a registration statement under the Securities Act for the Shelf Registration (a “Shelf Registration Statement”). The Company shall use its reasonable best efforts to cause any Shelf Registration to be registered on Form S-3 (or any successor form), and the Company shall use its reasonable best efforts to remain eligible to use Form S-3 (including, if applicable, an automatic shelf registration statement (as defined in Rule 405 under the Securities Act) (an “Automatic Shelf Registration Statement”)). The Company shall use its reasonable best efforts to cause any Shelf Registration Statement to be declared effective under the Securities Act as soon as practicable after the initial filing of such Shelf Registration Statement, and once effective, the Company shall cause such Shelf Registration Statement to remain continuously effective, and to be supplemented and amended to the extent necessary to ensure that such Shelf Registration Statement is available or, if not available, that another Shelf Registration Statement is available, for the resale of all the Registrable Securities held by the Holders, for no time period longer than the period ending on the earliest of (A) the tenth anniversary of the initial effective date of such Shelf Registration Statement, (B) the date on which all Registrable Securities covered by such Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement, and (C) the date as of which there are no longer any Registrable Securities covered by such Shelf Registration Statement in existence. Without limiting the generality of the foregoing, the Company shall use its reasonable best efforts to prepare a Shelf Registration Statement with respect to all of the Registrable Securities owned by or issuable to the Up-C Unit Holders in accordance with the terms of the Exchange Agreement to enable and cause such Shelf Registration Statement to be filed and maintained with the Securities and Exchange Commission within 30 days following the consummation of the transactions contemplated by the Merger Agreement; provided that any of the Up-C Unit Holders may, with respect to itself, instruct the Company in writing not to include in such Shelf Registration Statement the Registrable Securities owned by or issuable to such Up-C Unit Holder. In order for any of the Up-C Unit Holders to be named as a selling securityholder in such Shelf Registration Statement, the Company may require such Holder to deliver all information about such Holder that is required to be included in such Shelf Registration Statement in accordance with applicable law, including Item 507 of Regulation S-K promulgated under the Securities Act, as amended from time to time, or any similar successor rule thereto. Notwithstanding anything to the contrary in Section 2(c)(ii), any Holder that is named as a selling securityholder in such Shelf Registration Statement may make a secondary resale under such Shelf Registration Statement without the consent of the Holders representing a majority of the Registrable Securities or any other Holder if such resale does not require a supplement to the Shelf Registration Statement.

(ii)    In the event that a Shelf Registration Statement is effective, Holders of Registrable Securities shall have the right at any time or from time to time to elect to sell pursuant to an offering (including an underwritten offering (an “Underwritten Takedown”)) Registrable Securities available for sale pursuant to such registration statement (“Shelf Registrable Securities”), so long as the Shelf Registration Statement remains in effect, provided that the amount of Registrable Securities requested to be included in such Shelf Offering Request (including any Registrable Securities included pursuant to the third succeeding sentence) is reasonably expected to result in aggregate gross proceeds in excess of $20 million. The Company shall pay all Registration Expenses in connection with any Underwritten Takedown. The applicable Holders shall make such election by delivering to the Company a written request (a “Shelf Offering Request”) for such offering specifying the number of Shelf Registrable Securities that such Holders desire to sell pursuant to such offering

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(the “Shelf Offering”). As promptly as practicable, but no later than two Business Days after receipt of a Shelf Offering Request, the Company shall give written notice (the “Shelf Offering Notice”) of such Shelf Offering Request to all other holders of Shelf Registrable Securities. The Company, subject to Sections 2(d) and 8 hereof, shall include in such Shelf Offering the Shelf Registrable Securities of any other Holder that shall have made a written request to the Company for inclusion in such Shelf Offering (which request shall specify the maximum number of Shelf Registrable Securities intended to be sold by such Holder) within seven days after the receipt of the Shelf Offering Notice. The Company shall, as expeditiously as possible (and in any event within 10 days after the receipt of a Shelf Offering Request, unless a longer period is agreed to by the Holders representing a majority of the Registrable Securities that made the Shelf Offering Request), use its reasonable best efforts to facilitate such Shelf Offering. Each Holder agrees that (1) such notice constitutes MNPI and that it will not engage in any transaction in any securities of the Company until such notice and the information contained therein ceases to constitute MNPI and (2) such Holder shall treat as confidential the receipt of the Shelf Offering Notice and shall not disclose or use the information contained in such Shelf Offering Notice without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the Holder in breach of the terms of this Agreement.

(iii)    Notwithstanding the foregoing, if a Holder wishes to engage in an underwritten block trade off of a Shelf Registration Statement (either through filing an Automatic Shelf Registration Statement or through a take-down from an existing Shelf Registration Statement), then notwithstanding the foregoing time periods, such Holders only need to notify the Company of the block trade Shelf Offering two Business Days prior to the day such offering is to commence (unless a longer period is agreed to by Holders representing a majority of the Registrable Securities wishing to engage in the underwritten block trade) and the Company shall promptly notify other Holders and such other Holders must elect whether or not to participate by the next Business Day (i.e., one Business Day prior to the day such offering is to commence) (unless a longer period is agreed to by Holders representing a majority of the Registrable Securities wishing to engage in the underwritten block trade) and the Company shall as expeditiously as possible use its reasonable best efforts to facilitate such offering (which may close as early as three Business Days after the date it commences); provided that Holders representing a majority of the Registrable Securities wishing to engage in the underwritten block trade shall use commercially reasonable best efforts to work with the Company and the underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the underwritten block trade.

(iv)    The Company shall, at the request of Holders representing a majority of the Registrable Securities covered by a Shelf Registration Statement, file any prospectus supplement or, if the applicable Shelf Registration Statement is an Automatic Shelf Registration Statement, any post-effective amendments and otherwise take any action necessary to include therein all disclosure and language deemed necessary or advisable by such Holders to effect such Shelf Offering.

(d)    Priority on Demand Registrations and Shelf Offerings. The Company shall not include in any Demand Registration or Shelf Offering any securities that are not Registrable Securities without the prior written consent of Holders representing a majority of the Registrable Securities included in such registration or offering. If a Demand Registration or a Shelf Offering is an underwritten offering and the managing underwriters advise the Company in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering exceeds the number of Registrable Securities and other securities, if any, that can be sold therein without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration or offering, as applicable, prior to the inclusion of any securities which are not Registrable Securities the number of Registrable Securities requested by Holders to be included that, in the opinion of such underwriters, can be sold, without any such adverse effect, pro rata among the respective Holders thereof on the basis of the amount of Registrable Securities owned by each such Holder that such Holder of Registrable Securities shall have requested to be included therein. Alternatively, if the number of Registrable Securities which can be included on a Shelf Registration Statement is otherwise limited by Instruction I.B.6 to Form S-3 (or any successor provision thereto),

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to the extent applicable, the Company shall include in such registration or offering prior to the inclusion of any securities which are not Registrable Securities the number of Registrable Securities requested to be included which can be included on such Shelf Registration Statement in accordance with the requirements of Form S-3, pro rata among the respective Holders thereof on the basis of the amount of Registrable Securities owned by each such Holder that such Holder of Registrable Securities shall have requested to be included therein.

(e)    Restrictions on Demand Registration and Shelf Offerings.

(i)    The Company shall not be obligated to effect any Demand Registration within 90 days after the effective date of a previous Demand Registration or a previous registration in which Registrable Securities were included pursuant to Section 3 and in which there was no reduction in the number of Registrable Securities requested to be included. The Company may postpone, for up to 60 days from the date of the request, the filing or the effectiveness of a registration statement for a Demand Registration or suspend the use of a prospectus that is part of a Shelf Registration Statement for up to 60 days from the date of the Suspension Notice (as defined below) and therefore suspend sales of the Shelf Registrable Securities (such period, the “Suspension Period”) by providing written notice to the Holders if (A) the Company’s board of directors determines in its reasonable good faith judgment that the offer or sale of Registrable Securities would reasonably be expected to have a material adverse effect on any proposal or plan by the Company or any Subsidiary to engage in any material acquisition of assets or stock (other than in the ordinary course of business) or any material merger, consolidation, tender offer, recapitalization, reorganization or other transaction involving the Company or any Subsidiary, (B) upon advice of counsel, the sale of Registrable Securities pursuant to the registration statement would require disclosure of MNPI not otherwise required to be disclosed under applicable law, and (C) either (x) the Company has a bona fide business purpose for preserving the confidentiality of such transaction or (y) disclosure of such MNPI would have a material adverse effect on the Company or the Company’s ability to consummate such transaction; provided that in such event, the Holders shall be entitled to withdraw such request for a Demand Registration or underwritten Shelf Offering and the Company shall pay all Registration Expenses in connection with such Demand Registration or Shelf Offering. The Company may delay a Demand Registration or underwritten Shelf Offering hereunder only once in any twelve-month period, except with the consent of the applicable Holder(s). The Company also may extend the Suspension Period with the consent of the applicable Holder.

(ii)    In the case of an event that causes the Company to suspend the use of a Shelf Registration Statement as set forth in paragraph (f)(i) above or pursuant to applicable subsections of Section 5(a)(vi) (a “Suspension Event”), the Company shall give a notice to the Holders of Registrable Securities registered pursuant to such Shelf Registration Statement (a “Suspension Notice”) to suspend sales of the Registrable Securities and such notice shall state generally the basis for the notice and that such suspension shall continue only for so long as the Suspension Event or its effect is continuing. If the basis of such suspension is nondisclosure of MNPI, the Company shall not be required to disclose the subject matter of such MNPI to Holders. A Holder shall not affect any sales of the Registrable Securities pursuant to such Shelf Registration Statement (or such filings) at any time after it has received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice (as defined below). Each Holder agrees that (1) such notice constitutes MNPI and that it will not engage in any transaction in any securities of the Company until such notice and the information contained therein ceases to constitute MNPI and (2) such Holder shall treat as confidential the receipt of the Suspension Notice and shall not disclose or use the information contained in such Suspension Notice without the prior written consent of the Company until such time as the information contained therein is or becomes available to the public generally, other than as a result of disclosure by the Holder in breach of the terms of this Agreement. Holders may recommence effecting sales of the Registrable Securities pursuant to the Shelf Registration Statement (or such filings) following further written notice to such effect (an “End of Suspension Notice”) from the Company, which End of Suspension Notice shall be given by the Company to the Holders and their counsel, if any, promptly following the conclusion of any Suspension Event.

(iii)    Notwithstanding any provision herein to the contrary, if the Company gives a Suspension Notice with respect to any Shelf Registration Statement pursuant to this Section 2(e), the Company agrees that it

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shall (A) extend the period of time during which such Shelf Registration Statement shall be maintained effective pursuant to this Agreement by the number of days during the period from the date of receipt by the Holders of the Suspension Notice to and including the date of receipt by the Holders of the End of Suspension Notice, and (B) provide copies of any supplemented or amended prospectus necessary to resume sales, with respect to each Suspension Event; provided that such period of time shall not be extended beyond the date that there are no longer Registrable Securities covered by such Shelf Registration Statement.

(f)    Selection of Underwriters. Holders representing a majority of the Registrable Securities included in any Demand Registration shall have the right to select the investment banker(s) and manager(s) to administer the offering (including assignment of titles), subject to the Company’s approval not be unreasonably withheld, conditioned or delayed. If any Shelf Offering is an Underwritten Takedown, the Holders representing a majority of the Registrable Securities participating in such Underwritten Takedown shall have the right to select the investment banker(s) and manager(s) to administer the offering relating to such Shelf Offering (including assignment of titles), subject to the Company’s approval not be unreasonably withheld, conditioned or delayed.

(g)    Other Registration Rights. The Company represents and warrants that it is not a party to, or otherwise subject to, any other agreement granting registration rights to any other Person with respect to any securities of the Company. Except as provided in this Agreement, the Company shall not grant to any Persons the right to request the Company or any Subsidiary to register any Capital Stock of the Company or of any Subsidiary, or any securities convertible or exchangeable into or exercisable for such securities, without the prior written consent of the Cibus Global Majority-in-Interest.

Section 3.    Piggyback Registrations.

(a)    Right to Piggyback. Following the consummation of the Merger Agreement, whenever the Company proposes to register any of its securities under the Securities Act (other than (i) pursuant to a Demand Registration, (ii) in connection with registrations on Form S-4 or S-8 promulgated by the Securities and Exchange Commission or any successor or similar forms or (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of Registrable Securities) and the registration form to be used may be used for the registration of Registrable Securities (a “Piggyback Registration”), the Company shall give prompt written notice (in any event within three Business Days after its receipt of notice of any request for registration on behalf of holders of the Company’s securities (other than by the Holders) to all Holders of its intention to effect such Piggyback Registration and, subject to the terms of Section 3(c) and Section 3(d), shall include in such Piggyback Registration (and in all related registrations or qualifications under blue sky laws and in any related underwriting) all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 20 days after delivery of the Company’s notice. A Piggyback Registration shall not be considered a Demand Registration or a Shelf Offering Request for purposes of Section 2.

(b)    Piggyback Expenses. The Registration Expenses of the Holders shall be paid by the Company in all Piggyback Registrations, whether or not any such registration became effective.

(c)    Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their reasonable and good faith opinion the number of securities requested to be included in such registration (including all Registrable Securities and all other securities proposed to be included in such underwritten offering) exceeds the number which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration (i) first, the securities the Company proposes to sell, (ii) second, the Registrable Securities requested to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect, pro rata among the Holders on the basis of the number of Registrable Securities owned by each such Holder that such Holder of Registrable Securities shall have requested to be included therein, and (iii) third,

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other securities requested to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect.

(d)    Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company’s securities (other than the Holders), and the managing underwriters advise the Company in writing that in their reasonable and good faith opinion the number of securities requested to be included in such registration (including all Registrable Securities and all other securities proposed to be included in such underwritten offering) exceeds the number which can be sold in such offering without adversely affecting the marketability, proposed offering price, timing or method of distribution of the offering, the Company shall include in such registration (i) first, the securities requested to be included therein by the initial holders requesting such registration which, in the opinion of the underwriters, can be sold without any such adverse effect, (ii) second, the Registrable Securities of Holders requested to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect, pro rata among the such Holders on the basis of the number of Registrable Securities owned by each such Holder that such Holder of Registrable Securities shall have requested to be included therein and (iii) third, other securities requested to be included in such registration which, in the opinion of the underwriters, can be sold without any such adverse effect.

(e)    Selection of Underwriters. If any Piggyback Registration is an underwritten offering, the selection of investment banker(s) and manager(s) for the offering shall be at the election of the Company (in the case of a primary registration) or at the election of the majority of the holders of other Company securities requesting such registration (in the case of a secondary registration); provided that Holders representing a majority of the Registrable Securities included in such Piggyback Registration may request that one or more investment banker(s) or manager(s) be included in such offering (such request not to be binding on the Company or such other initiating holders of Company securities).

(f)    Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 3 whether or not any Holder has elected to include securities in such registration. The Registration Expenses of such withdrawn registration shall be borne by the Company in accordance with Section 6.

Section 4.    Holdback Agreements.

(a)    If requested by the Company or the managing underwriter(s), each Holder participating in an underwritten Public Offering shall enter into customary lock-up agreements with the managing underwriter(s) of such Public Offering. In the absence of any such lock-up agreement, each Holder participating in an underwritten Public Offering agrees as follows:

(i)    in the event of an underwritten Public Offering by the Company (whether for the account of the Company or otherwise), not to offer, sell, contract to sell or otherwise dispose of any Registrable Securities, or any securities convertible into or exchangeable or exercisable for such securities, including any sale pursuant to Rule 144 under the Securities Act (except as part of such underwritten Public Offering), during the seven days prior to, and during the 90-day period (the “Holdback Period”) beginning on the effective date of the registration statement for such underwritten Public Offering (or, in the case of an underwritten Public Offering pursuant to an effective shelf registration statement pursuant to Rule 415, the pricing date for such underwritten Public Offering);

(ii)    in the event that (A) the Company issues an earnings release or discloses other material information or a material event relating to the Company and its Subsidiaries occurs during the last 17 days of any Holdback Period or (B) prior to the expiration of any Holdback Period, the Company announces that it will release earnings results during the 16-day period beginning upon the expiration of such Holdback Period, then to the extent necessary for a managing or co-managing underwriter of a registered offering hereunder to comply

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with FINRA Rule 2711(f)(4), if agreed to by the Holders representing a majority of the Registrable Securities included in such Underwritten Takedown, the Holdback Period shall be extended until 18 days after the earnings release or disclosure of other material information or the occurrence of the material event, as the case may be.

Section 5.    Registration Procedures.

(a)    Whenever the Holders have requested that any Registrable Securities be registered pursuant to this Agreement or have initiated a Shelf Offering, the Company shall use its reasonable best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

(i)    in accordance with the Securities Act and all applicable rules and regulations promulgated thereunder, prepare and file with the Securities and Exchange Commission a registration statement, and all amendments and supplements thereto and related prospectuses, with respect to such Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to the counsel selected by the Holders representing a majority of the Registrable Securities covered by such registration statement copies of all such documents proposed to be filed, which documents shall be subject to the review and comment of such counsel);

(ii)    notify each holder of Registrable Securities of (A) the issuance by the Securities and Exchange Commission of any stop order suspending the effectiveness of any registration statement or the initiation of any proceedings for that purpose, (B) the receipt by the Company or its counsel of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose and (C) the effectiveness of each registration statement filed hereunder;

(iii)    prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period ending when all of the securities covered by such registration statement have been disposed of in accordance with the intended methods of distribution by the sellers thereof set forth in such registration statement (but in any event not before the expiration of any longer period required under the Securities Act) and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

(iv)    furnish to each seller of Registrable Securities thereunder such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus), each Free Writing Prospectus and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

(v)    use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company shall not be required to (A) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph, (B) consent to general service of process in any such jurisdiction or (C) subject itself to taxation in any such jurisdiction);

(vi)    notify each seller of such Registrable Securities (A) promptly after it receives notice thereof, of the date and time when such registration statement and each post-effective amendment thereto has become

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effective or a prospectus or supplement to any prospectus relating to a registration statement has been filed and when any registration or qualification has become effective under a state securities or blue sky law or any exemption thereunder has been obtained, (B) promptly after receipt thereof, of any request by the Securities and Exchange Commission for the amendment or supplementing of such registration statement or prospectus or for additional information and (C) at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, subject to Section 2(e), at the request of any such seller, the Company shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading;

(vii)    use reasonable best efforts to cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on a securities exchange and, without limiting the generality of the foregoing, to arrange for at least two market markers to register as such with respect to such Registrable Securities with FINRA;

(viii)    use reasonable best efforts to provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

(ix)    enter into and perform such customary agreements (including underwriting agreements in customary form) and take all such other actions as the Holders representing a majority of the Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, without limitation, effecting a stock split, combination of shares, recapitalization or reorganization);

(x)    make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate and business documents and properties of the Company as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors, employees, agents, representatives and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(xi)    take all reasonable actions to ensure that any Free-Writing Prospectus utilized in connection with any Demand Registration or Piggyback Registration hereunder complies in all material respects with the Securities Act, is filed in accordance with the Securities Act to the extent required thereby, is retained in accordance with the Securities Act to the extent required thereby and, when taken together with the related prospectus, shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(xii)    otherwise use its reasonable best efforts to comply with all applicable rules and regulations of the Securities and Exchange Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158;

(xiii)    to the extent that a Holder, in its sole and exclusive judgment, might be deemed to be an underwriter of any Registrable Securities or a controlling person of the Company, permit such Holder to participate in the preparation of such registration or comparable statement and allow such Holder to provide language for insertion therein, in form and substance satisfactory to the Company, which in the reasonable judgment of such Holder and its counsel should be included;

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(xiv)    in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or the issuance of any order suspending or preventing the use of any related prospectus or suspending the qualification of any shares of Class A Common Stock included in such registration statement for sale in any jurisdiction use reasonable best efforts promptly to obtain the withdrawal of such order;

(xv)    use its reasonable best efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities;

(xvi)    cooperate with the Holders of Registrable Securities covered by the registration statement and the managing underwriter or agent, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing securities to be sold under the registration statement and enable such securities to be in such denominations and registered in such names as the managing underwriter, or agent, if any, or such Holders may request;

(xvii)    cooperate with each Holder of Registrable Securities covered by the registration statement and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

(xviii)    use its reasonable best efforts to make available the executive officers of the Company to participate with the Holders of Registrable Securities covered by the registration statement and any underwriters in any “road shows” or other selling efforts that may be reasonably requested by the Holders in connection with the methods of distribution for the Registrable Securities;

(xix)    in the case of any underwritten Public Offering, use its reasonable best efforts to obtain one or more cold comfort letters from the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by cold comfort letters as the Holders representing a majority of the Registrable Securities being sold reasonably request;

(xx)    in the case of any underwritten Public Offering, use its reasonable best efforts to provide a legal opinion of the Company’s outside counsel, dated the effective date of such registration statement and the date of the closing under the underwriting agreement, the registration statement, each amendment and supplement thereto, the prospectus included therein (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature, which opinion shall be addressed to the underwriters and the Holders of such Registrable Securities being sold;

(xxi)    if the Company has not previously paid the filing fee covering the Registrable Securities, pay such fee at such time or times as the Registrable Securities are to be sold; and

(xxii)    otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

(b)    Any officer of the Company who is a Holder agrees that if and for so long as he or she is employed by the Company or any Subsidiary thereof, he or she shall participate fully in the sale process in a manner customary and reasonable for persons in like positions and consistent with his or her other duties with the Company and in accordance with applicable law, including the preparation of the registration statement and the preparation and presentation of any road shows.

(c)    The Company may require each Holder requesting, or electing to participate in, any registration to furnish the Company such information regarding such Holder and the distribution of such Registrable Securities as the Company may from time to time reasonably request in writing.

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(d)    If the Up-C Unit Holders or any of their respective Affiliates seek to effectuate an in-kind distribution of all or part of their respective Registrable Securities to their respective direct or indirect equityholders, the Company shall work with the foregoing persons to facilitate such in-kind distribution in the manner reasonably requested.

Section 6.    Registration Expenses.

(a)    The Company’s Obligation. All expenses incident to the Company’s performance of or compliance with this Agreement (including, without limitation, all registration, qualification and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding underwriting discounts and commissions) and other Persons retained by the Company) (all such expenses being herein called “Registration Expenses”), shall be borne as provided in this Agreement, except that the Company shall, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed. Each Person that sells securities pursuant to a Demand Registration or Piggyback Registration hereunder shall bear and pay all underwriting discounts and commissions applicable to the securities sold for such Person’s account.

(b)    Counsel Fees and Disbursements. In connection with each Demand Registration, each Piggyback Registration and each Shelf Offering that is an underwritten Public Offering, the Company shall reimburse the Holders of Registrable Securities included in such registration for the reasonable fees and disbursements of one counsel chosen by the Holders representing a majority of the Registrable Securities included in such registration or participating in such Shelf Offering.

Section 7.    Indemnification and Contribution.

(a)    By the Company. The Company shall indemnify and hold harmless, to the extent permitted by law, each Holder, such Holder’s officers, directors, managers, employees, agents and representatives, and each Person who controls such Holder (within the meaning of the Securities Act) (the “Holder Indemnified Parties”) against all losses, claims, actions, damages, liabilities and expenses (including with respect to actions or proceedings, whether commenced or threatened, and including reasonable attorney fees and expenses) caused by, resulting from, arising out of, based upon or related to any of the following statements, omissions or violations (each a “Violation”) by the Company: (i) any untrue or alleged untrue statement of material fact contained in (A) any registration statement, prospectus, preliminary prospectus or Free-Writing Prospectus, or any amendment thereof or supplement thereto or (B) any application or other document or communication (in this Section 7, collectively called an “application”) executed by or on behalf of the Company or based upon written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify any securities covered by such registration under the securities laws thereof, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) any violation or alleged violation by the Company of the Securities Act or any other similar federal or state securities laws or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance. In addition, the Company will reimburse such Holder Indemnified Party for any legal or any other documented expenses reasonably incurred by them in connection with investigating or defending any such losses. Notwithstanding the foregoing, the Company shall not be liable in any such case to the extent that any such losses result from, arise out of, are based upon, or relate to an untrue statement or alleged untrue statement, or omission or alleged omission, made in such registration statement, any such prospectus, preliminary prospectus or Free-Writing Prospectus or any amendment or supplement thereto, or in any application, in reliance upon, and in conformity with, written information prepared and furnished in writing to the Company by such Holder Indemnified Party

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expressly for use therein or by such Holder Indemnified Party’s failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such Holder Indemnified Party with a sufficient number of copies of the same. In connection with an underwritten offering, the Company shall indemnify such underwriters, their officers and directors, and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Holder Indemnified Parties.

(b)    By Each Holder. In connection with any registration statement in which a Holder is participating, each such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its officers, directors, managers, employees, agents and representatives, and each Person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission was furnished in writing to the Company by such Holder expressly for use therein; provided that the obligation to indemnify shall be individual, not joint and several, for each Holder and shall be limited to the net amount of proceeds received by such Holder from the sale of Registrable Securities pursuant to such registration statement.

(c)    Claim Procedure. Any Person entitled to indemnification hereunder shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall impair any Person’s right to indemnification hereunder only to the extent such failure has materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. In such instance, the conflicted indemnified parties shall have a right to retain one separate counsel, chosen by the Holders representing a majority of the Registrable Securities included in the registration if such Holders are indemnified parties, at the expense of the indemnifying party.

(d)    Contribution. If the indemnification provided for in this Section 7 is held by a court of competent jurisdiction to be unavailable to, or is insufficient to hold harmless, an indemnified party or is otherwise unenforceable with respect to any loss, claim, damage, liability or action referred to herein, then the indemnifying party shall contribute to the amounts paid or payable by such indemnified party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other hand in connection with the statements or omissions which resulted in such loss, claim, damage, liability or action as well as any other relevant equitable considerations; provided that the maximum amount of liability in respect of such contribution shall be limited, in the case of each seller of Registrable Securities, to an amount equal to the net proceeds actually received by such seller from the sale of Registrable Securities effected pursuant to such registration. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The parties hereto agree that it would not be just or equitable if the contribution pursuant to this

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Section 7(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account such equitable considerations. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities or expenses referred to herein shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending against any action or claim which is the subject hereof. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(t) of the Securities Act) shall be entitled to contribution from any Person who is not guilty of such fraudulent misrepresentation.

(e)    Release. No indemnifying party shall, except with the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation. Notwithstanding anything to the contrary in this Section 7, an indemnifying party shall not be liable for any amounts paid in settlement of any loss, claim, damage, liability, or action if such settlement is effected without the consent of the indemnifying party.

(f)    Non-exclusive Remedy; Survival. The indemnification and contribution provided for under this Agreement shall be in addition to any other rights to indemnification or contribution that any indemnified party may have pursuant to law or contract and shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of Registrable Securities and the termination or expiration of this Agreement. Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

Section 8.    Underwritten Registrations.

(a)    Participation. No Person may participate in any Public Offering hereunder which is underwritten unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements (including, without limitation, pursuant to any over-allotment or “green shoe” option requested by the underwriters; provided that no Holder shall be required to sell more than the number of Registrable Securities such Holder has requested to include) and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements. Each Holder shall execute and deliver such other agreements as may be reasonably requested by the Company and the lead managing underwriter(s) that are consistent with such Holder’s obligations under Section 4, Section 5 and this Section 8(a) or that are necessary to give further effect thereto. To the extent that any such agreement is entered into pursuant to, and consistent with, Section 4 and this Section 8(a), the respective rights and obligations created under such agreement shall supersede the respective rights and obligations of the Holders, the Company and the underwriters created pursuant to this Section 8(a).

(b)    Price and Underwriting Discounts. In the case of an underwritten Demand Registration or Underwritten Takedown requested by Holders pursuant to this Agreement, the price, underwriting discount and other financial terms of the related underwriting agreement for the Registrable Securities shall be determined by the Holders representing a majority of the Registrable Securities included in such underwritten offering.

(c)    Suspended Distributions. Each Person that is participating in any registration under this Agreement, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5(a)(vi)(B) or (C), shall immediately discontinue the disposition of its Registrable Securities pursuant to the registration statement until such Person’s receipt of the copies of a supplemented or amended prospectus as contemplated by Section 5(a)(vi). In the event the Company has given any such notice, the applicable time period

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set forth in Section 5(a)(iii) during which a Registration Statement is to remain effective shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to this Section 8(c) to and including the date when each seller of Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by Section 5(a)(vi).

Section 9.    Additional Parties; Joinder. Subject to the prior written consent of each Investor, any Person who acquires shares of Class A Common Stock or rights to acquire Class A Common Stock from the Company after the date hereof (including without limitation any Person who acquires Up-C Units) shall have the right to be made a party to this Agreement by the Company (each such Person, an “Additional Investor”) and to succeed to all of the rights and obligations of a Holder under this Agreement by executing a joinder to this Agreement in the form of Exhibit A attached hereto (a “Joinder”). Upon the execution and delivery of a Joinder by such Additional Investor, the shares of Class A Common Stock acquired by such Additional Investor or issuable upon exchange of Up-C Units acquired by such Additional Investor shall be Registrable Securities to the extent provided herein, such Additional Investor shall be a Holder under this Agreement with respect to such shares of Class A Common Stock, and the Company shall add such Additional Investor’s name and address to the Schedule of Investors and circulate such information to the parties to this Agreement.

Section 10.    Rule 144 Compliance; Current Public Information. At all times after the Company has filed a registration statement with the Securities and Exchange Commission pursuant to the requirements of either the Securities Act or the Exchange Act, the Company shall file all reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as any Holder may reasonably request, all to the extent required to enable such Holders to sell Registrable Securities pursuant to Rule 144. Upon request, the Company shall deliver to any Holder a written statement as to whether it has complied with such requirements.

Section 11.    Transfer of Registrable Securities.

(a)    Restrictions on Transfers. Notwithstanding anything to the contrary contained herein, except in the case of (i) a transfer to the Company, (ii) a transfer by any Holder or any of its Affiliates to its respective equityholders, (iii) a Public Offering, or (iv) a sale pursuant to Rule 144 after completion of the transactions contemplated by the Merger Agreement, the transferring Holder shall cause the prospective transferee to execute and deliver to the Company a Joinder agreeing to be bound by the terms of this Agreement; provided that, for the avoidance of doubt, any pledge by a Holder of Registrable Securities shall not be deemed a transfer under this Agreement. Any transfer or attempted transfer of any Registrable Securities in violation of any provision of this Agreement shall be void, and the Company shall not record such transfer on its books or treat any purported transferee of such Registrable Securities as the owner thereof for any purpose.

(b)    Legend. Each certificate evidencing any Registrable Securities and each certificate issued in exchange for or upon the transfer of any Registrable Securities (unless such Registrable Securities would no longer be Registrable Securities after such transfer) shall be stamped or otherwise imprinted with a legend in substantially the following form:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND OTHER PROVISIONS SET FORTH IN A REGISTRATION RIGHTS AGREEMENT DATED AS OF [·], 2023, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “COMPANY”) AND CERTAIN OF THE COMPANY’S STOCKHOLDERS, AS AMENDED FROM TIME TO TIME. A COPY OF SUCH REGISTRATION RIGHTS AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

The Company shall imprint such legend on certificates evidencing Registrable Securities outstanding prior to the date hereof, and shall cause the Company to imprint such legend on certificates, if any, evidencing

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Up-C Units exchangeable for Registrable Securities outstanding prior to the date hereof. The legend set forth above shall be removed from the certificates evidencing any securities that have ceased to be Registrable Securities at the Company’s sole cost and expense.

Section 12.    MNPI Provisions.

(a)    Each Holder acknowledges that (i) the provisions of this Agreement that require communications by the Company or other Holders to such Holder may result in such Holder and its Representatives (as defined below) acquiring MNPI (which may include, solely by way of illustration, the fact that an offering of the Company’s securities is pending or the number of Company securities or the identity of the selling Holders), and (ii) there is no limitation on the duration of time that such Holder and its Representatives may be in possession of MNPI and no requirement that the Company or other Holders make any public disclosure to cause such information to cease to be MNPI; provided that the Company will use commercially reasonable best efforts to promptly notify each Holder if any proposed registration or offering for which a notice has been delivered pursuant to this Agreement has been terminated or aborted.

(b)    Each Holder agrees that it will maintain the confidentiality of such MNPI and, to the extent such Holder is not a natural person, such confidential treatment shall be in accordance with procedures adopted by it in good faith to protect confidential information of third parties delivered to such Holder (“Policies”); provided that a holder may deliver or disclose MNPI to (i) its directors, officers, employees, agents, attorneys, affiliates and financial and other advisors (collectively, the “Representatives”), but solely to the extent such disclosure reasonably relates to its evaluation of exercise of its rights under this Agreement and the sale of any Registrable Securities in connection with the subject of the notice, (ii) any federal or state regulatory authority having jurisdiction over such Holder, (iii) any Person if necessary to effect compliance with any law, rule, regulation or order applicable to such Holder, (iv) in response to any subpoena or other legal process, or (v) in connection with any litigation to which such Holder is a party; provided further, that in the case of clause (i), the recipients of such MNPI are subject to the Policies or agree to hold confidential the MNPI in a manner substantially consistent with the terms of this Section 12 and that in the case of clauses (ii) through (v), such disclosure is required by law and you promptly notify the Company of such disclosure to the extent such Holder is legally permitted to give such notice.

(c)    Each Holder, by its execution of a counterpart to this agreement or of a Joinder, hereby (i) acknowledges that it is aware that the U.S. securities laws prohibit any person who has MNPI about a company from purchasing or selling, directly or indirectly, securities of such company (including entering into hedge transactions involving such securities), or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (ii) agrees that it will not use or permit any third party to use, and that it will use its reasonable best efforts to assure that none of its representatives will use or permit any third party to use, any MNPI the Company provides in contravention of the U.S. securities laws and you will cease trading in the Company’s and the Company’s securities while in possession of material non-public information.

(d)    Each Holder shall have the right, at any time and from time to time (including after receiving information regarding any potential Public Offering), to elect to not receive any notice that the Company or any other Holders otherwise are required to deliver pursuant to this Agreement by delivering to the Company a written statement signed by such Holder that it does not want to receive any notices hereunder (an “Opt-Out Request”); in which case and notwithstanding anything to the contrary in this Agreement the Company and other Holders shall not be required to, and shall not, deliver any notice or other information required to be provided to Holders hereunder to the extent that the Company or such other Holders reasonably expect would result in a Holder acquiring MNPI. An Opt-Out Request may state a date on which it expires or, if no such date is specified, shall remain in effect indefinitely. A Holder who previously has given the Company an Opt-Out Request may revoke such request at any time, and there shall be no limit on the ability of a Holder to issue and revoke subsequent Opt-Out Requests.

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Section 13.    General Provisions.

(a)    Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended, modified or waived only with the prior written consent of the Company and the Cibus Global Majority-In-Interest; provided that no such amendment, modification or waiver that would materially and adversely affect a Holder in a manner materially different than any other Holder (provided that the accession by Additional Investors to this Agreement pursuant to Section 9 shall not be deemed to adversely affect any Holder), shall be effective against such Holder without the consent of such Holder that is materially and adversely affected thereby. The failure or delay of any Person to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the right of such Person thereafter to enforce each and every provision of this Agreement in accordance with its terms. A waiver or consent to or of any breach or default by any Person in the performance by that Person of his, her or its obligations under this Agreement shall not be deemed to be a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person under this Agreement.

(b)    Remedies. The parties to this Agreement shall be entitled to enforce their rights under this Agreement specifically (without posting a bond or other security), to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights existing in their favor. The parties hereto agree and acknowledge that a breach of this Agreement would cause irreparable harm and money damages would not be an adequate remedy for any such breach and that, in addition to any other rights and remedies existing hereunder, any party shall be entitled to specific performance and/or other injunctive relief from any court of law or equity of competent jurisdiction (without posting any bond or other security) in order to enforce or prevent violation of the provisions of this Agreement.

(c)    Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited, invalid, illegal or unenforceable in any respect under any applicable law or regulation in any jurisdiction, such prohibition, invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or in any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such prohibited, invalid, illegal or unenforceable provision had never been contained herein.

(d)    Entire Agreement. Except as otherwise provided herein, this Agreement contains the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties hereto, written or oral, which may have related to the subject matter hereof in any way.

(e)    Successors and Assigns. This Agreement shall bind and inure to the benefit and be enforceable by the Company and its successors and assigns and the Holders and their respective successors and assigns (whether so expressed or not). In addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit Holders are also for the benefit of, and enforceable by, any subsequent or successor Holder.

(f)    Termination. This Agreement shall terminate and be of no further force or effect when there shall no longer be any Registrable Securities outstanding; provided, that the provisions of Section 6 and Section 7 shall survive any such termination.

(g)    Notices. Any notice, demand or other communication to be given under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York

18

City time, otherwise on the next succeeding Business Day. Such notices, demands and other communications shall be sent to the Company at the address specified below and to any Investor or to any other party subject to this Agreement at such address as indicated on the Schedule of Investors, or at such address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party. Any party may change such party’s address for receipt of notice by providing prior written notice of the change to the sending party as provided herein. The Company’s address is:

Cibus, Inc.

6455 Nancy Ridge Drive

San Diego, CA 92121

Attention: Wade King, Chief Financial Officer

E-mail: [***]

with a copy (which shall not constitute notice) to:

Jones Day

4655 Executive Dr.,

San Diego, CA 92121

Attention: Cameron Reese

Peter Devlin

Email: [***] ; [***]

or to such other address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party.

(h)    Business Days. If any time period for giving notice or taking action hereunder expires on a day that is not a Business Day, the time period shall automatically be extended to the immediately following Business Day.

(i)    No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, under or by reason of this Agreement

(j)    Governing Law. The corporate law of the State of Delaware shall govern all issues and questions concerning the relative rights of the Company and its stockholders. All other issues and questions concerning the construction, validity, interpretation and enforcement of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(k)    MUTUAL WAIVER OF JURY TRIAL. AS A SPECIFICALLY BARGAINED FOR INDUCEMENT FOR EACH OF THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT (AFTER HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL), EACH PARTY HERETO EXPRESSLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY LAWSUIT OR PROCEEDING RELATING TO OR ARISING IN ANY WAY FROM THIS AGREEMENT OR THE MATTERS CONTEMPLATED HEREBY.

(l)    CONSENT TO JURISDICTION AND SERVICE OF PROCESS. EACH OF THE PARTIES IRREVOCABLY SUBMITS TO THE NON-EXCLUSIVE JURISDICTION OF COURT OF CHANCERY OF THE STATE OF DELAWARE, NEW CASTLE COUNTY, OR, IF THAT COURT DOES NOT HAVE JURISDICTION, A FEDERAL COURT SITTING IN WILMINGTON, DELAWARE, FOR THE PURPOSES OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT, ANY RELATED AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH

19

OF THE PARTIES HERETO FURTHER AGREES THAT SERVICE OF ANY PROCESS, SUMMONS, NOTICE OR DOCUMENT BY U.S. REGISTERED MAIL TO SUCH PARTY’S RESPECTIVE ADDRESS SET FORTH ABOVE SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY ACTION, SUIT OR PROCEEDING WITH RESPECT TO ANY MATTERS TO WHICH IT HAS SUBMITTED TO JURISDICTION IN THIS PARAGRAPH. EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY OBJECTION TO THE LAYING OF VENUE OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF THIS AGREEMENT, ANY RELATED DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE, AND HEREBY AND THEREBY FURTHER IRREVOCABLY AND UNCONDITIONALLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION, SUIT OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(m)    No Recourse. Notwithstanding anything to the contrary in this Agreement, the Company and each Holder agrees and acknowledges that no recourse under this Agreement or any documents or instruments delivered in connection with this Agreement, shall be had against any current or future director, officer, employee, general or limited partner or member of any Holder or of any Affiliate or assignee thereof, whether by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any current or future officer, agent or employee of any Holder or any current or future member of any Holder or any current or future director, officer, employee, partner or member of any Holder or of any Affiliate or assignee thereof, as such for any obligation of any Holder under this Agreement or any documents or instruments delivered in connection with this Agreement for any claim based on, in respect of or by reason of such obligations or their creation.

(n)    Headings; Interpretation. The headings in this Agreement are inserted for convenience only and shall not affect the interpretation of this Agreement. The use of the word “including” in this Agreement shall be by way of example rather than by limitation.

(o)    No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party.

(p)    Counterparts. This Agreement may be executed in multiple counterparts, any one of which need not contain the signature of more than one party, but all such counterparts taken together shall constitute one and the same agreement.

(q)    Electronic Delivery. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent executed and delivered by means of a photographic, photostatic, facsimile or similar reproduction of such signed writing using a facsimile machine or electronic mail shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or electronic mail to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or electronic mail as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

(r)    Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Holder shall execute and deliver any additional documents and instruments and perform any additional acts

20

that may be necessary or appropriate to effectuate and perform the provisions of this Agreement and the transactions contemplated hereby.

(s)    No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the Holders in this Agreement.

* * * * *

21

IN WITNESS WHEREOF, the parties have executed this Registration Rights Agreement as of the date first written above.

CIBUS, INC.

By:
Name:	[●]
Title:	[●]

CIBUS GLOBAL, LLC

By:
Name:	[●]
Title:	[●]

SCHEDULE OF INVESTORS

Investor Name	Number of Up-C Units

EXHIBIT A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this Joinder pursuant to the Registration Rights Agreement dated as of [●], 2023 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Cibus, Inc. (f/k/a Calyxt, Inc.), a Delaware company (the “Company”), and the other person named as parties therein.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the provisions of the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Class A Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein. The Company is directed to add the address below the undersigned’s signature on this Joinder to the Schedule of Investors attached to the Registration Rights Agreement.

Accordingly, the undersigned has executed and delivered this Joinder as of the day of             , 20

Signature of Stockholder

Print Name of Stockholder
Its:

Address:

Agreed and Accepted as of                  , 20

Cibus, Inc.

By:

ANNEX G

FINAL FORM

VOTING AGREEMENT

VOTING AGREEMENT, dated as of January 13, 2023 (this “Agreement”), by and between Cibus Global, LLC, a Delaware limited liability company (“Merger Partner”), and the undersigned stockholders (each, a “Holder” and collectively, “Holders”) of Calyxt, Inc., a Delaware corporation (the “Public Company”)[, and, solely for purposes of Section 1.6 and Annex A, the Public Company.]1 Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Merger Agreement (as herein defined).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Public Company, Calypso Merger Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of Public Company (“Merger Subsidiary”), Merger Partner and the Blockers (as defined in the Merger Agreement) are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or modified in accordance with its terms, the “Merger Agreement”);

WHEREAS, as a condition to Merger Partner’s willingness to enter into the Merger Agreement, Holders have agreed to enter into this Agreement with respect to the Subject Shares (as defined herein);

WHEREAS, as of the date hereof, each Holder is the beneficial owner of the number of shares of Public Company Common Stock (“Public Company Common Stock”), set forth opposite such Holder’s name on Exhibit A hereto (all such shares set forth opposite each such Holder’s name, together with any shares of Public Company Common Stock that are hereafter issued to (including upon the exercise of options or warrants) or otherwise acquired, or beneficially owned by such Holder prior to the termination of this Agreement (including the resulting shares of Public Company Common Stock resulting from any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares affecting the shares of Public Company Common Stock) being referred to as the “Subject Shares” of such Holder); and

WHEREAS, the Merger Agreement provides for, among other things, the Mergers and the other Transactions.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

Voting and Transfer of Public Company Common Stock

1.1 Voting. Each Holder shall cause to be present and counted and shall vote (or cause to be voted or acted upon by written consent with respect to) all of its Subject Shares at any meeting of the stockholders of Public Company or any adjournment or postponement thereof, and in any action proposed to be taken by written consent of the stockholders of Public Company: (a) to approve the Public Company Stockholder Matters, the Other Public Company Stockholder Matters and any proposal to adjourn or postpone such meeting of stockholders of Public Company to a later date if there are not sufficient votes to approve the Public Company Stockholder Matters and the Other Public Company Stockholder Matters, provided that, for the avoidance of

[1]	NTD: To be included only in Cellectis version of this Agreement doubt, Holder shall not be required to approve anything other than the Public Company Stockholder Matters and the Other Public Company Stockholder Matters and (b) against any Acquisition Proposal (other than the Transactions) or any other action that would reasonably be expected to materially impede, interfere with, discourage, adversely affect, inhibit or delay the timely consummation of the Transactions or the fulfillment of Public Company or Merger Subsidiary’s conditions to Closing under the Merger Agreement. Each Holder agrees that it will not revoke any consent previously executed in support of the Transactions.

1.2 No Transfer. During the period beginning on the date of this Agreement and ending immediately prior to the earlier of the Merger Partner Merger Effective Time and the termination of this Agreement, other than as contemplated by the Merger Agreement or with the written consent of Merger Partner, each Holder shall not, directly or indirectly, except as contemplated by the Merger Agreement: (a) sell, distribute, assign, convey, transfer, grant, pledge, hypothecate, convey any legal or beneficial ownership in (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer), or otherwise encumber or dispose of any Subject Shares; (b) deposit any Subject Shares into a voting trust or enter into a voting agreement or any other arrangement with respect to any such Subject Shares or purport to grant any proxy with respect thereto; (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any Subject Shares; (d) otherwise permit any Liens to be created on any Subject Shares (other than Permitted Liens (as defined herein)) or (e) commit or agree to take any of the foregoing actions (any action described in clauses (a), (b), (c), (d) and (e), a “Transfer”); provided, that the foregoing shall not prohibit (i) Transfers between such Holder and any Affiliates of such Holder; (ii) Transfers in connection with any estate planning or charitable giving; (iii) Transfers pursuant to any existing 10b5-1 Plan that has been entered into by such Holder prior to the Merger Partner Merger Effective Time; (iv) exercising any stock option to purchase shares of Public Company Common Stock, or any securities convertible into or exercisable or exchangeable for Public Company Common Stock, or other similar awards granted pursuant to the Public Company Stock Plans; (v) Transfer Public Company Common Stock or any securities convertible into or exercisable or exchangeable for shares of Public Company Common Stock upon a vesting event of Public Company’s securities or upon the exercise of options to purchase Public Company Common Stock, in each case on a “cashless” or “net exercise” basis or in a sale-to-cover transaction with respect to tax withholding obligations of such Holder in connection with such vesting or exercise, whether by means of a “net settlement” or otherwise with respect to awards granted pursuant to the Public Company Stock Plans; or (vi) any Transfer required by Law or required by a Legal Proceeding to which such Holder is a party; provided, further, that any Transfer pursuant to clauses (i), (ii) or (vi) of this Section 1.2 shall be permitted only if, prior to any such Transfer, and as a precondition to the effectiveness of any such Transfer, the transferee executes and delivers to Merger Partner a joinder to this Agreement in the form attached hereto as Exhibit B. Any Transfer or action in violation of this Section 1.2 shall be void ab initio.

1.3 Solicitation. Each Holder shall, and shall instruct and use its reasonable best efforts to cause the Representatives retained by it and acting on its behalf to:

a) immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement; and

b) not to take any action that Public Company would then be prohibited from taking under Section 5.4(a) of the Merger Agreement as if such Holder were Public Company, provided that the foregoing shall not preclude any Holder from having discussions with Merger Partner or Public Company regarding the Merger Agreement or the transactions contemplated thereby.

Notwithstanding the foregoing, from and after the date of the Merger Agreement until the earlier to occur of (x) the Merger Partner Merger Effective Time and (y) such date and time as the Merger Agreement shall be validly terminated pursuant thereto, if (and only if) Public Company is permitted, pursuant to the Merger Agreement, to have discussions or negotiations in response to an Acquisition Proposal, each Holder and its Representatives shall be permitted to participate in such discussions or negotiations with such Person making such Acquisition Proposal to the same extent as Public Company is permitted to do so under the Merger Agreement (including with respect to providing a voting agreement with respect to such Holder’s Subject Shares).

For the avoidance of doubt, and notwithstanding anything in this Agreement to the contrary, (a) no Holder’s obligations under this Section 1.3 shall be construed to apply to any actions taken by any other stockholder of Public Company, Public Company or any of its Subsidiaries, the Board of Directors of Public Company or any committee thereof, any of the directors, officers or employees of any other stockholder of Public Company, Public Company or any of its Subsidiaries (in their capacities as such), or the Representatives of Public Company or any of their respective Subsidiaries, (b) no Holder shall be responsible for the actions of any of the foregoing and (c) nothing in this Section 1.3 shall prevent any Holder or its Representatives, in their capacity as a member of Public Company’s Board of Directors or as an executive officer of Public Company, as applicable, from engaging in any activity permitted or required by the Merger Agreement in the performance of their fiduciary obligations to Public Company’s stockholders.

1.4 Further Assurances. Each Holder shall execute and deliver, or cause to be executed and delivered, such further certificates, instruments and other documents as Merger Partner or Public Company may reasonably request for the purpose of effectively carrying out its obligations under this Agreement.

1.5 Additional Public Company Stock. Each Holder acknowledges and agrees that any additional shares of Public Company Common Stock with respect to which beneficial ownership is acquired by such Holder (other than pursuant to a vesting event pursuant to Public Company Stock Plans, if any, after the date hereof), by transfer or any other mechanism shall automatically become subject to the terms of this Agreement as though owned by such Holder as of the date hereof.

1.6 Holder Guaranty. [Each of Holder, Merger Partner and Public Company acknowledges and agrees to the matters set forth in Annex A attached hereto, which are hereby incorporated by reference into this Section 1.6.]2

ARTICLE II

Representations and Warranties of Each Holder

Each Holder, severally and not jointly, hereby represents and warrants to Merger Partner as to itself (and not as to any other Holder) as follows:

2.1 Authorization. Such Holder has all requisite capacity, power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by or on behalf of such Holder and, assuming the due authorization, execution and delivery of this Agreement by the Merger Partner, this Agreement constitutes a legal, valid and binding obligation of such Holder, enforceable against such Holder in accordance with its terms, except to the extent that enforcement may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws affecting creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law). Each Holder that is an entity (a) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept or equivalent) under the Laws of the jurisdiction of its organization, (b) the execution and delivery of this Agreement and such Holder’s performance of its obligations under this Agreement have been duly authorized by all necessary corporate or other organizational action on the part of such Holder and no other corporate or other organizational action on the part of such Holder is necessary to authorize the execution and delivery of this Agreement or for such Holder to perform its obligations under this Agreement and (c) no approval by any holder of such Holder’s equity, membership or other interests is necessary to approve this Agreement.

[2]	NTD: To be included only in Cellectis version of this Agreement

2.2 Governmental Filings; No Violations; Certain Contracts.

(a) No consent, approval, order or authorization of, or registration, declaration or filing with or notice to, any Government Authority is required to be obtained or made by such Holder in connection with the execution and delivery of this Agreement, except for (i) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” Laws (collectively, “Required Filings”) and (ii) such consents, authorizations, filings, approvals and registrations which, if not obtained or made, are not reasonably likely to prevent, materially delay or materially impair the performance of such Holder’s obligations under this Agreement.

(b) The execution and delivery by such Holder of this Agreement does not, and the compliance with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of such Holder under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) any written agreement to which such Holder is a party or by which such Holder or any of his properties or assets may be bound, (ii) any Law applicable to such Holder or by which such Holder or any of its properties or assets may be bound or (iii) following a valid Transfer pursuant to Section 1.2, with respect to such Holder that is an entity, the organizational documents of such Holder, except as would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the ability of such Holder to perform such Holder’s obligations under this Agreement or to consummate the transactions contemplated hereby.

2.3 Ownership of Subject Shares; Voting Power. Exhibit A hereto correctly sets forth the number of Subject Shares held beneficially by such Holder, as of the date of this Agreement. Such Holder is the sole beneficial holder of all of its Subject Shares and has full voting power and power of disposition with respect to all such Subject Shares free and clear of any liens, claims, proxies, voting trusts or agreements, options or any other encumbrances or restrictions on title, transfer or exercise of any rights of a stockholder in respect of such Subject Shares (collectively, “Encumbrances”), except for any such Encumbrance that may be imposed pursuant to (a) (i) this Agreement, (ii) the organizational documents of Public Company, or (iii) any applicable restrictions on transfer under the Securities Act, including the rules and regulations promulgated thereunder, or any “blue sky” Laws of the various states of the United States or (b) expressly contemplated by the Merger Agreement (collectively, “Permitted Liens”). Except pursuant to this Agreement or the Merger Agreement or as set forth in the organizational documents of Public Company, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Holder’s Subject Shares.

2.4 Disclosure of All Shares Owned. Such Holder does not beneficially own any shares of Public Company Common Stock other than the Subject Shares any options, warrants, or other rights to acquire any additional shares of Public Company Common Stock or any security exercisable for or convertible into shares of Public Company Common Stock, in each case, as set forth on Exhibit A attached hereto.

2.5 Reliance. Such Holder understands and acknowledges that the Merger Partner is entering into the Merger Agreement in reliance upon such Holder’s execution, delivery and performance of this Agreement.

ARTICLE III

Representations and Warranties of Merger Partner

Merger Partner hereby represents and warrants to each Holder as follows:

(a) Merger Partner is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept or equivalent) under the Laws of the jurisdiction of its organization.

(b) Merger Partner has all requisite capacity, power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by or on behalf of Merger Partner and, assuming the due authorization, execution and delivery of this Agreement by the Holder, this Agreement constitutes a legal, valid and binding obligation of Merger Partner, enforceable against Merger Partner in accordance with its terms, except to the extent that enforcement may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws affecting creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

ARTICLE IV

General Provisions

4.1 Termination. This Agreement and all obligations, covenants and agreements contained herein, including the voting agreements contemplated hereby and the proxies granted hereunder, shall automatically terminate and cease to be effective at the earliest to occur of: (a) the Merger Partner Merger Effective Time; (b) the termination of the Merger Agreement pursuant thereto; (c) the effective date of a written agreement of the parties hereto terminating this Agreement; (d) with respect to the Holder, the date of any modification or amendment to the Merger Agreement, as in effect on the date hereof, in a manner that reduces the amount and/or changes the form of consideration payable thereunder to the Holder or its equityholders, or otherwise adversely effects the Holder or its equityholders in any respect without the prior written approval of the Holder; and (e) a Public Company Board Adverse Recommendation Change in accordance with and to the extent permitted by the Merger Agreement; provided, however, that in the case of any termination pursuant to clause (a) of this sentence (or any other termination that is followed by the occurrence of the Merger Partner Merger Effective Time), Section 1.4 (Further Assurances)[, Section 1.6 (Holder Guaranty) (including Annex A)]3 and this ARTICLE IV shall survive such termination hereof.

4.2 Notices. All notices and other communications to any party hereunder shall be in writing and shall be deemed given if personally delivered, emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Merger Partner, to:

Cibus Global, LLC

6455 Nancy Ridge Drive

San Diego, CA 92121

Attention:         Rory Riggs, Chief Executive Officer, and Wade King, MD, Chief Financial Officer

E-mail:             [***] and [***]

With a copy (which shall not constitute notice) to:

Jones Day

4655 Executive Drive

Suite 1500

San Diego, CA 92121-3134

Attention:         Cameron A. Reese

E-mail:             [***]

If to any Holder, to it at: the address listed below such Holder’s name on the signature page of such Holder,

With a copy (which shall not constitute notice) to:

[Public Company]

2800 Mount Ridge Road

Roseville, MN 55113

Attention:         Debra Frimerman, General Counsel

E-mail:             [***]

[3]	NTD: To be included only in Cellectis version of this Agreement and to:

Sidley Austin LLP

787 Seventh Ave

New York, New York 10019

Attention:         John H. Butler

Email:              [***]

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

4.3 Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

4.4 Third Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of such parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

4.5 Governing Law; Jurisdiction; Specific Performance; Waiver to Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.

(b) All Actions arising out of or relating to this Agreement or the Transactions shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Legal Proceeding, any state or federal court within the State of Delaware). The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of such courts in any such Legal Proceeding, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Legal Proceeding, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court and (iv) agree to not bring any Legal Proceeding arising out of or relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Legal Proceeding, any state or federal court within the State of Delaware), except for Legal Proceedings brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 4.5(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any

Legal Proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 4.2 of this Agreement. The parties hereto agree that a final judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(c) The parties hereto agree that irreparable damage for which monetary relief, even if available, might not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the Mergers or the other Transactions. Subject to the following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 4.5(b), this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right none of Holders or Merger Partner would have entered into this Agreement or the Merger Agreement. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 4.5(c) shall not be required to provide any bond or other security in connection with any such order or injunction.

(d) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 4.5(d).

4.6 Entire Agreement. This Agreement, the Merger Agreement and the other agreements related to the Transactions (and all exhibits and schedules hereto and thereto) collectively constitute the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

4.7 Amendment or Supplement. Subject to compliance with applicable Law, at any time prior to the Merger Partner Merger Effective Time, this Agreement may be amended or supplemented in any and all respects only by written agreement of the parties hereto.

4.8 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

4.9 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

CIBUS GLOBAL, LLC

By:
Name:
Title:

[Signature Page to Voting Agreement]

Solely for purposes of Section 1.6 and Annex A:

CALYXT, INC.

By:
Name:
Title:

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

[STOCKHOLDER]

Signature of [STOCKHOLDER]

Printed Name of [STOCKHOLDER]

Address of [STOCKHOLDER] for purposes of Section 4.2 (Notices) of this Agreement:

EXHIBIT A

Subject Shares

EXHIBIT B

FORM OF JOINDER

ANNEX A

COVENANTS REGARDING CELLECTIS GUARANTEE

ANNEX H

FINAL FORM

VOTING AGREEMENT

VOTING AGREEMENT, dated as of January 13, 2023 (this “Agreement”), by and between Calyxt, Inc., a Delaware corporation (“Public Company”), and the undersigned equityholders (each, a “Holder” and collectively, “Holders”)1 of Cibus Global, LLC, a Delaware limited liability company (“Merger Partner”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to them in the Merger Agreement (as herein defined).

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Public Company, Calypso Merger Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of Public Company (“Merger Subsidiary”), Merger Partner and the Blockers (as defined in the Merger Agreement) are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or modified in accordance with its terms, the “Merger Agreement”);

WHEREAS, as a condition to Public Company’s willingness to enter into the Merger Agreement, Holders have agreed to enter into this Agreement with respect to the Subject Units (as defined herein);

WHEREAS, as of the date hereof, each Holder is the beneficial owner of the number of limited liability membership units of Merger Partner (“Merger Partner Units”) set forth opposite such Holder’s name on Exhibit A hereto (all such Merger Partner Units set forth opposite each such Holder’s name, together with any Merger Partner Units that are hereafter issued to (including upon the exercise of options or warrants) or otherwise acquired, or beneficially owned by such Holder prior to the termination of this Agreement (including the Merger Partner Units resulting from any unit split, unit dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of units affecting Merger Partner Units) being referred to as the “Subject Units” of such Holder); and

WHEREAS, the Merger Agreement provides for, among other things, the Mergers and the other Transactions.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

Voting and Conversion of Merger Partner Preferred Units

1.1 Voting. Each Holder shall cause to be present and counted and shall vote (or cause to be voted or acted upon by written consent with respect to) all of its Subject Units at any meeting of the equityholders of Merger Partner or any adjournment or postponement thereof, and in any action proposed to be taken by written consent of the equityholders of Merger Partner: (a) to approve the Transactions, provided that, for the avoidance of doubt, Holder shall not be required to approve anything other than the Merger Agreement and the consummation of the Transactions; (b) against any Acquisition Proposal (other than the Transactions); (c) to agree to convert all issued

[1]	Merger Partner D&O group to sign a separate agreement from the 9 Fidelity Blockers. New Ventures to sign its own agreement.

and outstanding preferred units of Merger Partner into voting common units of Merger Partner on a one-for-one basis; and (d) against any other action that would reasonably be expected to materially impede, interfere with, discourage, adversely affect, inhibit or delay the timely consummation of the Transactions or the fulfillment of Merger Partner’s conditions to Closing under the Merger Agreement. Each Holder agrees that it will not revoke any consent previously executed in support of the Transactions.

1.2 No Transfer. During the period beginning on the date of this Agreement and ending immediately prior to the earlier of the applicable Blocker Merger Effective Time and the termination of this Agreement, other than as contemplated by the Merger Agreement or with the written consent of Public Company, each Holder shall not, directly or indirectly, except as contemplated by the Merger Agreement: (a) sell, distribute, assign, convey, transfer, grant, pledge, hypothecate, convey any legal or beneficial ownership in (including by merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer), or otherwise encumber or dispose of any Subject Units; (b) deposit any Subject Units into a voting trust or enter into a voting agreement or any other arrangement with respect to any such Subject Units or purport to grant any proxy with respect thereto; (c) enter into any contract, option or other arrangement or undertaking with respect to the direct or indirect acquisition or sale, assignment, transfer or other disposition of any Subject Units; (d) otherwise permit any Liens to be created on any Subject Units (other than Permitted Liens (as defined herein)) or (e) commit or agree to take any of the foregoing actions (any action described in clauses (a), (b), (c), (d) and (e), a “Transfer”); provided, that the foregoing shall not prohibit (i) Transfers between such Holder and any Affiliates of such Holder; (ii) Transfers in connection with any estate planning or charitable giving; (iii) exercising any option to purchase Merger Partner Units, or any securities convertible into or exercisable or exchangeable for Merger Partner Units; (iv) Transfer Merger Partner Units or any securities convertible into or exercisable or exchangeable for Merger Partner Units upon a vesting event of Merger Partner’s securities or upon the exercise of options or warrants to purchase Merger Partner Units, in each case on a “cashless” or “net exercise” basis or in a sale-to-cover transaction with respect to tax withholding obligations of such Holder in connection with such vesting or exercise, whether by means of a “net settlement” or otherwise; or (v) any Transfer required by Law or required by a Legal Proceeding to which such Holder is a party; provided, further, that any Transfer pursuant to clauses (i), (ii) or (v) of this Section 1.2 shall be permitted only if, prior to any such Transfer, and as a precondition to the effectiveness of any such Transfer, the transferee executes and delivers to Merger Partner a joinder to this Agreement in the form attached hereto as Exhibit B. Any Transfer or action in violation of this Section 1.2 shall be void ab initio.

1.3 Solicitation. Each Holder shall, and shall instruct and use its reasonable best efforts to cause the Representatives retained by it and acting on its behalf to:

a) immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry that has not already been terminated as of the date of this Agreement; and

b) not to take any action that Merger Partner would then be prohibited from taking under Section 5.5(a) of the Merger Agreement as if such Holder were Merger Partner, provided that the foregoing shall not preclude any Holder from having discussions with Merger Partner or Public Company regarding the Merger Agreement or the transactions contemplated thereby.

Notwithstanding the foregoing, from and after the date of the Merger Agreement until the earlier to occur of (x) the Merger Partner Merger Effective Time and (y) such date and time as the Merger Agreement shall be validly terminated pursuant thereto, if (and only if) Merger Partner is permitted, pursuant to the Merger Agreement, to have discussions or negotiations in response to an Acquisition Proposal, each Holder and its Representatives shall be permitted to participate in such discussions or negotiations with such Person making such Acquisition Proposal to the same extent as Merger Partner is permitted to do so under the Merger Agreement (including with respect to providing a voting agreement with respect to such Holder’s Subject Units).

For the avoidance of doubt, and notwithstanding anything in this Agreement to the contrary, (a) no Holder’s obligations under this Section 1.3 shall be construed to apply to any actions taken by any other equityholder of

Merger Partner, Merger Partner or any of its Subsidiaries, the Board of Managers of Merger Partner or any committee thereof, any of the directors, managers, officers or employees of any other equityholder of Merger Partner, Merger Partner or any of their respective Subsidiaries (in their capacities as such), or the Representatives of any other equityholder of Merger Partner, Merger Partner or any of their respective Subsidiaries, (b) no Holder shall be responsible for the actions of any of the foregoing and (c) nothing in this Section 1.3 shall prevent any Holder or its Representatives, in their capacity as a member of Merger Partner’s Board of Managers or as an executive officer of Merger Partner, as applicable, from engaging in any activity permitted or required by the Merger Agreement in the performance of their fiduciary obligations to Merger Partner’s equityholders.

1.4 Further Assurances. Each Holder shall execute and deliver, or cause to be executed and delivered, such further certificates, instruments and other documents as Merger Partner or Public Company may reasonably request for the purpose of effectively carrying out its obligations under this Agreement.

1.5 Additional Merger Partner Units. Each Holder acknowledges and agrees that any additional Merger Partner Units with respect to which beneficial ownership is acquired by such Holder (other than pursuant to a vesting event pursuant to Merger Partner’s profit interest units, if any, after the date hereof), by transfer or any other mechanism shall automatically become subject to the terms of this Agreement as though owned by such Holder as of the date hereof.

ARTICLE II

Representations and Warranties of Each Holder

Each Holder, severally and not jointly, hereby represents and warrants to Public Company as to itself (and not as to any other Holder) as follows:

2.1 Authorization. Such Holder has all requisite capacity, power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by or on behalf of such Holder and, assuming the due authorization, execution and delivery of this Agreement by Public Company, this Agreement constitutes a legal, valid and binding obligation of such Holder, enforceable against such Holder in accordance with its terms, except to the extent that enforcement may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws affecting creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law). Each Holder that is an entity (a) is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept or equivalent) under the Laws of the jurisdiction of its organization, (b) the execution and delivery of this Agreement and such Holder’s performance of its obligations under this Agreement have been duly authorized by all necessary corporate or other organizational action on the part of such Holder and no other corporate or other organizational action on the part of such Holder is necessary to authorize the execution and delivery of this Agreement or for such Holder to perform its obligations under this Agreement and (c) no approval by any holder of such Holder’s equity, membership or other interests is necessary to approve this Agreement.

2.2 Governmental Filings; No Violations; Certain Contracts.

(a) No consent, approval, order or authorization of, or registration, declaration or filing with or notice to, any Government Authority is required to be obtained or made by such Holder in connection with the execution and delivery of this Agreement, except for (i) such filings and reports as may be required pursuant to the applicable requirements of the Securities Act, the Exchange Act and any other applicable state or federal securities, takeover and “blue sky” Laws (collectively, “Required Filings”) and (ii) such consents, authorizations, filings, approvals and registrations which, if not obtained or made, are not reasonably likely to prevent, materially delay or materially impair the performance of such Holder’s obligations under this Agreement.

(b) The execution and delivery by such Holder of this Agreement does not, and the compliance with the provisions hereof will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, or result in the creation of any Lien in or upon any of the properties, assets or rights of such Holder under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, or require any consent, waiver or approval of any Person pursuant to, any provision of (i) any written agreement to which such Holder is a party or by which such Holder or any of his properties or assets may be bound, (ii) any Law applicable to such Holder or by which such Holder or any of its properties or assets may be bound or (iii) following a valid Transfer pursuant to Section 1.2, with respect to such Holder that is an entity, the organizational documents of such Holder, except as would not, individually or in the aggregate, be reasonably expected to prevent or materially delay the ability of such Holder to perform such Holder’s obligations under this Agreement or to consummate the transactions contemplated hereby.

2.3 Ownership of Subject Units; Voting Power. Exhibit A hereto correctly sets forth the number of Subject Units held beneficially by such Holder, as of the date of this Agreement. Such Holder is the sole beneficial holder of all of its Subject Units and has full voting power and power of disposition with respect to all such Subject Units free and clear of any liens, claims, proxies, voting trusts or agreements, options or any other encumbrances or restrictions on title, transfer or exercise of any rights of an equityholder in respect of such Subject Units (collectively, “Encumbrances”), except for any such Encumbrance that may be imposed pursuant to (a) (i) this Agreement, (ii) the organizational documents of Merger Partner, or (iii) any applicable restrictions on transfer under the Securities Act, including the rules and regulations promulgated thereunder, or any “blue sky” Laws of the various states of the United States or (b) expressly contemplated by the Merger Agreement (collectively, “Permitted Liens”). Except pursuant to this Agreement or the Merger Agreement or as set forth in the organizational documents of Merger Partner, no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Holder’s Subject Units.

2.4 Disclosure of All Units Owned. Such Holder does not beneficially own any equity securities of Merger Partner other than the Subject Units any options, warrants, or other rights to acquire any additional equity securities of Merger Partner or any security exercisable for or convertible into equity securities of Merger Partner, in each case, as set forth on Exhibit A attached hereto.

2.5 Reliance. Such Holder understands and acknowledges that Public Company is entering into the Merger Agreement in reliance upon such Holder’s execution, delivery and performance of this Agreement.

ARTICLE III

Representations and Warranties of Public Company

Public Company hereby represents and warrants to each Holder as follows:

(a) Public Company is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept or equivalent) under the Laws of the jurisdiction of its organization.

(b) Public Company has all requisite capacity, power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by or on behalf of Public Company and, assuming the due authorization, execution and delivery of this Agreement by the Holder, this Agreement constitutes a legal, valid and binding obligation of Public Company, enforceable against Public Company in accordance with its terms, except to the extent that enforcement may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws affecting creditors’ rights generally and by general equitable principles (whether considered in a proceeding in equity or at law).

ARTICLE IV

General Provisions

4.1 Termination. This Agreement and all obligations, covenants and agreements contained herein, including the voting agreements contemplated hereby and the proxies granted hereunder, shall automatically terminate and cease to be effective at the earliest to occur of: (a) the Merger Partner Merger Effective Time; (b) the termination of the Merger Agreement pursuant thereto; (c) the effective date of a written agreement of the parties hereto terminating this Agreement; and (d) with respect to the Holder, the date of any modification or amendment to the Merger Agreement, as in effect on the date hereof, in a manner that reduces the amount and/or changes the form of consideration payable thereunder to the Holder or its equityholders, or otherwise adversely effects the Holder or its equityholders in any respect without the prior written approval of the Holder; provided, however, that in the case of any termination pursuant to clause (a) of this sentence, Section 1.4 (Further Assurances) and this ARTICLE IV shall survive such termination hereof.

4.2 Notices. All notices and other communications to any party hereunder shall be in writing and shall be deemed given if personally delivered, emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Public Company, to:

Calyxt, Inc.

2800 Mount Ridge Road

Roseville, MN 55113

Attention:        Debra Frimerman, General Counsel

E-mail:            [***]

and to:

Sidley Austin LLP

787 Seventh Ave

New York, New York 10019

Attention:        John H. Butler

Email:              [***]

If to any Holder, to it at: the address listed below such Holder’s name on the signature page of such Holder,

With a copy (which shall not constitute notice) to:

Cibus Global, LLC

6455 Nancy Ridge Drive

San Diego, CA 92121

Attention:        Rory Riggs, Chief Executive Officer, and Wade King, MD, Chief Financial Officer

E-mail:            [***] and [***]

and to:

Jones Day

4655 Executive Drive

Suite 1500

San Diego, CA 92121-3134

Attention:        Cameron A. Reese

E-mail:            [***]

or such other address or email address as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.

4.3 Severability. If any term, condition or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

4.4 Third Party Beneficiaries. This Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of such parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date hereof or as of any other date.

4.5 Governing Law; Jurisdiction; Specific Performance; Waiver to Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.

(b) All Actions arising out of or relating to this Agreement or the Transactions shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Legal Proceeding, any state or federal court within the State of Delaware). The parties hereto hereby irrevocably (i) submit to the exclusive jurisdiction and venue of such courts in any such Legal Proceeding, (ii) waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Legal Proceeding, (iii) agree to not attempt to deny or defeat such jurisdiction by motion or otherwise request for leave from any such court and (iv) agree to not bring any Legal Proceeding arising out of or relating to this Agreement or the Transactions in any court other than the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Legal Proceeding, any state or federal court within the State of Delaware), except for Legal Proceedings brought to enforce the judgment of any such court. The consents to jurisdiction and venue set forth in this Section 4.5(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Legal Proceeding arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 4.2 of this Agreement. The parties hereto agree that a final judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(c) The parties hereto agree that irreparable damage for which monetary relief, even if available, might not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the Mergers or the other Transactions. Subject to the following sentence, the parties acknowledge and agree that (a) the parties shall be entitled to seek an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 4.5(b), this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right none of Holders or Public Company would have entered into this Agreement or the Merger Agreement. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 4.5(c) shall not be required to provide any bond or other security in connection with any such order or injunction.

(d) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 4.5(d).

4.6 Entire Agreement. This Agreement, the Merger Agreement and the other agreements related to the Transactions (and all exhibits and schedules hereto and thereto) collectively constitute the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and thereof.

4.7 Amendment or Supplement. Subject to compliance with applicable Law, at any time prior to the Merger Partner Merger Effective Time, this Agreement may be amended or supplemented in any and all respects only by written agreement of the parties hereto.

4.8 Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

4.9 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

* * * * *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

CALYXT, INC.

By:
Name:
Title:

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

[EQUITYHOLDER]

Signature of [EQUITYHOLDER]

Printed Name of [EQUITYHOLDER]

Address of [EQUITYHOLDER] for purposes of Section 4.2 (Notices) of this Agreement:

EXHIBIT A

Subject Units

EXHIBIT B

FORM OF JOINDER

ANNEX I

Execution Version

THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

CIBUS GLOBAL, LLC

a Delaware limited liability company

Dated as of [            ], 2023

THE LIMITED LIABILITY COMPANY UNITS OF CIBUS GLOBAL, LLC HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OR ANY OTHER APPLICABLE SECURITIES LAWS AND ARE BEING SOLD IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND SUCH LAWS. SUCH UNITS MUST BE ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT, ANY APPLICABLE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION, AND ANY OTHER APPLICABLE SECURITIES LAWS; (II) THE TERMS AND CONDITIONS OF THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT; AND (III) ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BETWEEN THE COMPANY AND THE APPLICABLE MEMBER. THE UNITS MAY NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH SUCH LAWS, THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT, AND ANY OTHER TERMS AND CONDITIONS AGREED TO IN WRITING BY THE COMPANY AND THE APPLICABLE MEMBER. THEREFORE, MEMBERS AND OTHER TRANSFEREES OF SUCH UNITS WILL BE REQUIRED TO BEAR THE RISK OF THEIR INVESTMENT OR ACQUISITION FOR AN INDEFINITE PERIOD OF TIME.

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12.15	Power of Attorney	45
12.16	Separate Agreements; Schedules	46
12.17	Partnership Status	46
12.18	Delivery by Facsimile or Email	46

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THIRD AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT OF

CIBUS GLOBAL, LLC

THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of Cibus Global, LLC, a Delaware limited liability company (the “Company”), is made as of [            ], 2023 (the “Effective Date”) by and among Cibus, Inc. (f/k/a Calyxt, Inc.), a Delaware corporation, in its capacity as the Managing Member of the Company, the Company and the Members set forth on Exhibit A hereto and each other person who is or at any time becomes a Member in accordance with the terms of this Agreement and the Act (as defined below).

RECITALS

WHEREAS, the Company was originally formed as Cibus Global, Ltd., a British Virgin Islands company (in such capacity, “Cibus BVI”);

WHEREAS, pursuant to the provisions of Section 18-212 of the Delaware Act, and Section 388 of the BVI Business Companies Act, and through the filing of a Certificate of Limited Liability Company Domestication and a Certificate of Formation with the Delaware Secretary of State, Division of Corporations (such Certificate of Formation, collectively with each amendment thereto, the “Certificate”), on May 10, 2019 Cibus BVI was continued and/or converted as the Company;

WHEREAS, the Company entered into that certain Limited Liability Company Agreement of the Company, dated May 10, 2019, by and between the Company and certain of the Members, as amended by that certain First Amendment to the Limited Liability Company Agreement of the Company, dated August 7, 2019 (together, the “Original Agreement”);

WHEREAS, on June 23, 2021, the Original Agreement was amended and restated in its entirety by that certain Amended and Restated Limited Liability Company Agreement of the Company (the “Amended Agreement”);

WHEREAS, on December 2, 2022, in connection with the issuance of certain preferred units, the Amended Agreement was amended and restated in its entirety by that certain Second Amended and Restated Limited Liability Company Agreement of the Company (the “Existing Agreement”);

WHEREAS, concurrently with the effectiveness of this Agreement, in accordance with the Agreement and Plan of Merger, dated as of January 13, 2023 (the “Merger Agreement”), by and among the Managing Member; Calypso Merger Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Managing Member (“Merger Subsidiary”); the Company; New Venture I Holdings, LLC, a Delaware limited liability company (“Blocker 1”); BCGF CB Holdings LLC, a Delaware limited liability company (“Blocker 2”); BCGFCP CB Holdings LLC, a Delaware limited liability company (“Blocker 3”); BCGFK CB Holdings LLC, a Delaware limited liability company (“Blocker 4”); FSBCGF CB Holdings LLC, a Delaware limited liability company (“Blocker 5”); PYLBCG CB Holdings LLC, a Delaware limited liability company (“Blocker 6”); FSGRWCO CB Holdings LLC, a Delaware limited liability company (“Blocker 7”); GROWTHCO CB Holdings LLC, a Delaware limited liability company (“Blocker 8”); GRTHCOCP CB Holdings LLC, a Delaware limited liability company (“Blocker 9”); and GRWTHCOK CB Holdings LLC, a Delaware limited liability company (“Blocker 10” and, collectively with Blocker 1, Blocker 2, Blocker 3, Blocker 4, Blocker 5, Blocker 6, Blocker 7, Blocker 8 and Blocker 9, the “Blockers”): (i) Blocker 1 merged with and into the Managing Member, whereupon the separate corporate existence of Blocker 1 ceased and the Managing Member became the surviving entity (the “First Blocker Merger”), (ii) Blocker 2 merged with and into the Managing Member, whereupon the separate corporate existence of Blocker 2 ceased and the Managing Member became the surviving entity (the “Second

Blocker Merger”), (iii) Blocker 3 merged with and into the Managing Member, whereupon the separate corporate existence of Blocker 3 ceased and the Managing Member became the surviving entity (the “Third Blocker Merger”), (iv) Blocker 4 merged with and into the Managing Member, whereupon the separate corporate existence of Blocker 4 ceased and the Managing Member became the surviving entity (the “Fourth Blocker Merger”), (v) Blocker 5 merged with and into the Managing Member, whereupon the separate corporate existence of Blocker 5 ceased and the Managing Member became the surviving entity (the “Fifth Blocker Merger”), (vi) Blocker 6 merged with and into the Managing Member, whereupon the separate corporate existence of Blocker 6 ceased and the Managing Member became the surviving entity (the “Sixth Blocker Merger”), (vii) Blocker 7 merged with and into the Managing Member, whereupon the separate corporate existence of Blocker 7 ceased and the Managing Member became the surviving entity (the “Seventh Blocker Merger”), (viii) Blocker 8 merged with and into the Managing Member, whereupon the separate corporate existence of Blocker 8 ceased and the Managing Member became the surviving entity (the “Eighth Blocker Merger”), (ix) Blocker 9 merged with and into the Managing Member, whereupon the separate corporate existence of Blocker 9 ceased and the Managing Member became the surviving entity (the “Ninth Blocker Merger”), (x) Blocker 10 merged with and into the Managing Member, whereupon the separate corporate existence of Blocker 10 ceased and the Managing Member became the surviving entity (the “Tenth Blocker Merger” and, collectively with the First Blocker Merger, Second Blocker Merger, Third Blocker Merger, Fourth Blocker Merger, Fifth Blocker Merger, Sixth Blocker Merger, Seventh Blocker Merger, Eighth Blocker Merger, and Ninth Blocker Merger, the “Blocker Mergers”), and (xi) immediately following the Blocker Mergers, the Merger Subsidiary merged with and into the Company, whereupon the separate corporate existence of the Merger Subsidiary ceased and the Company became the surviving entity (the “Company Merger” and together with the Blocker Mergers, the “Mergers”) and continued its existence under the Act and in accordance with this Agreement;

WHEREAS, pursuant to the Company Merger, each of the Series A Preferred Units, Series B Preferred Units, Series C Preferred Units, Series D Preferred Units, Series E Preferred Units, Series F Preferred Units, Voting Common Units and Common Units (as each is defined in the Existing Agreement) outstanding prior to the effectiveness of this Agreement were cancelled and certain of the holders thereof received the number of Common Units set forth opposite such Member’s name on Exhibit A hereto, in each case, in accordance with Section 2.1 of the Merger Agreement;

WHEREAS, immediately prior to the consummation of the Mergers, the Managing Member repaid the outstanding balance owed to the Company in connection with the Interim Funding through the transfer of a portion of the assets of the Managing Member to the Company and, immediately thereafter, the Managing Member contributed the residual of its assets and liabilities to the Company as a Capital Contribution in exchange for Common Units (the “Managing Member Initial Contribution”) and the Company reduced the outstanding Interim Funding subject to repayment thereafter to zero ($0); and

WHEREAS, pursuant to the Merger Agreement, (i) the Members have agreed to amend and restate the Existing Agreement in its entirety as set forth herein and (ii) Cibus, Inc., by its execution and delivery of this Agreement, is hereby admitted to the Company as the Managing Member, and shall have the rights and obligations as provided in this Agreement.

NOW, THEREFORE, in consideration of the premises and agreements of the parties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members and the Managing Member hereby agree to amend and restate the Existing Agreement to read in its entirety as follows:

ARTICLE I

DEFINITIONS

1.01    Definitions. Capitalized terms used herein without definition have the following meanings (such meanings being equally applicable to both the singular and plural form of the terms defined):

“Act” means, the Delaware Limited Liability Company Act, 6 Del. C. Section 18-101, et seq., as it may be amended from time to time.

“Adjusted Capital Account Balance” means, with respect to each Member, the balance in such Member’s Capital Account adjusted (i) by taking into account the adjustments, allocations and distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6); and (ii) by adding to such balance such Member’s share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, determined pursuant to Treasury Regulations Sections 1.704-2(g) and 1.704-2(i)(5), and any amounts such Member is obligated to restore pursuant to any provision of this Agreement or by applicable Law. The foregoing definition of Adjusted Capital Account Balance is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Affiliate” means, with respect to a specified Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such specified Person.

“Agreement” has the meaning set forth in the preamble of this Agreement.

“Allocation Schedule” has the meaning given to such term in the Merger Agreement.

“Amended Agreement” has the meaning set forth in the recitals of this Agreement.

“Approved Qualified Transaction” has the meaning set forth in Section 8.05(a).

“Assignee” has the meaning set forth in Section 8.07.

“Assumed Tax Rate” means the highest effective marginal combined U.S. federal, state and local income tax rate (including the tax imposed under Section 1411 of the Code on net investment income) for a Fiscal Year prescribed for an individual or corporate resident in California or New York, New York (whichever results in the application of the highest state and local tax rate for a given type of income), and taking into account (a) the limitations imposed on the deductibility of expenses and other items, (b) the character (e.g., long-term or short-term capital gain or ordinary or exempt income) of the applicable income, and (c) the deductibility of state and local income taxes, to the extent applicable, but not taking into account any deduction under Section 199A of the Code or any similar state or local law), as determined in good faith by the Managing Member. For the avoidance of doubt, the Assumed Tax Rate shall be the same for all Members.

“Available Cash” means, as of a particular date, the amount of cash on hand which the Managing Member, in its reasonable discretion, deems available for distribution to the Members, taking into account all debts, liabilities and obligations of the Company then due and amounts that the Managing Member, in its reasonable discretion, deems necessary to expend or retain for working capital or to place into reserves for customary and usual claims with respect to the Company’s operations.

“Blocker 1” has the meaning set forth in the recitals of this Agreement.

“Blocker 10” has the meaning set forth in the recitals of this Agreement.

“Blocker 2” has the meaning set forth in the recitals of this Agreement.

“Blocker 3” has the meaning set forth in the recitals of this Agreement.

“Blocker 4” has the meaning set forth in the recitals of this Agreement.

“Blocker 5” has the meaning set forth in the recitals of this Agreement.

“Blocker 6” has the meaning set forth in the recitals of this Agreement.

“Blocker 7” has the meaning set forth in the recitals of this Agreement.

“Blocker 8” has the meaning set forth in the recitals of this Agreement.

“Blocker 9” has the meaning set forth in the recitals of this Agreement.

“Blocker Mergers” has the meaning set forth in the recitals of this Agreement.

“Blockers” has the meaning set forth in the recitals of this Agreement.

“Board” means the Board of Directors of the Managing Member.

“Capital Account” means the separate capital account maintained for each Member in accordance with Section 5.03 hereof.

“Capital Contribution” means, with respect to any Member, the aggregate amount of money contributed to the Company and the initial Carrying Value of any property (other than money), net of any liabilities assumed by the Company upon contribution or to which such property is subject, contributed to the Company pursuant to Article V.

“Carrying Value” means, with respect to any Company asset, the asset’s adjusted basis for U.S. federal income tax purposes, except that the initial carrying value of assets contributed to the Company shall be their respective gross Fair Market Values on the date of contribution as determined by the Managing Member in its reasonable discretion, and the Carrying Values of all Company assets shall be adjusted to equal their respective Fair Market Values, in accordance with the rules set forth in Treasury Regulation Section 1.704-1(b)(2)(iv)(f), except as otherwise provided herein, as of: (a) the date of the acquisition of any additional limited liability company interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (b) the date of the Distribution of more than a de minimis amount of Company assets to a Member as consideration for an interest in the Company; (c) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g); (d) in connection with the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing member acting in a partner capacity, or by a new Member acting in a partner capacity in anticipation of being a Member, (e) the acquisition of an interest in the Company upon the exercise of a noncompensatory option in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(s); (f) on the Effective Date in connection with the closing of the transactions contemplated by the Merger Agreement, or (g) any other date specified in the Treasury Regulations; provided, however, that adjustments pursuant to clauses (a), (b), and (d) above shall be made only if such adjustments are deemed necessary or appropriate by the Managing Member in its reasonable discretion to reflect the relative economic interests of the Members; and

provided further, if any noncompensatory option is outstanding, Carrying Values shall be adjusted in accordance with Treasury Regulations Sections 1.704-1(b)(2)(iv)(f)(1) and 1.704-1(b)(2)(iv)(h)(2). The Carrying Value of any Company asset distributed to any Member shall be adjusted immediately before such Distribution to equal its Fair Market Value. In the case of any asset that has a Carrying Value that differs from its adjusted tax basis, Carrying Value shall be adjusted by the amount of depreciation calculated for purposes of the definition of “Profits” and “Losses” rather than the amount of depreciation determined for U.S. federal income tax purposes, and depreciation shall be calculated by reference to Carrying Value rather than tax basis once Carrying Value differs from tax basis. The Carrying Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Carrying Values shall not be adjusted pursuant to this sentence to the extent that the Managing Member reasonably determines that an adjustment pursuant to clauses (a) through (g) the first sentence of this definition is necessary or appropriate in connection with the transaction that would otherwise result in an adjustment pursuant to this sentence.

“Certificate” has the meaning set forth in the recitals of this Agreement.

“Change of Control” has the meaning given to such term in the Tax Receivable Agreement; provided that, for the avoidance of doubt, any event that constitutes both a Managing Member Offer and a Change of Control of the Managing Member shall be considered a Managing Member Offer for purposes of this Agreement.

“Cibus BVI” has the meaning set forth in the recitals of this Agreement.

“Class” means the classes of Units into which the limited liability company interests in the Company may be classified or divided from time to time by the Managing Member pursuant to the provisions of this Agreement. As of the date of this Agreement, the only Classes are Common Units. Subclasses within a Class shall not be separate Classes for purposes of this Agreement. For all purposes hereunder and under the Act, only such Classes expressly established under this Agreement, including by the Managing Member in accordance with this Agreement, shall be deemed to be a class of limited liability company interests in the Company. For the avoidance of doubt, to the extent that the Managing Member holds limited liability company interests of any Class, the Managing Member shall not be deemed to hold a separate Class of such interests from any other Member because it is the Managing Member.

“Class A Common Shares” means the shares of the Class A Common Stock of the Managing Member, par value $0.0001 per share.

“Class A Common Stock” means the Class A common stock of the Managing Member, par value $0.0001 per share.

“Class A Restricted Common Stock Consideration” means the restricted Class A Common Shares issued pursuant to the Company Plan to holders of Merger Partner PIUs in the Company Merger in accordance with Section 2.1(b)(i)(E)(II) of the Merger Agreement.

“Class B Common Shares” means the shares of the Class B Common Stock of the Managing Member, par value $0.0001 per share.

“Class B Common Stock” means the Class B common stock of the Managing Member, par value $0.0001 per share.

“Closing” has the meaning given to such term in the Merger Agreement.

“Closing Date” has the meaning given to such term in the Merger Agreement.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Commission” means the U.S. Securities and Exchange Commission.

“Common Percentage Interest” means, with respect to any Member, the quotient obtained by dividing the aggregate number of Common Units then owned by such Member by the aggregate number of Common Units then owned by all Members.

“Common Units” means the Units of limited liability company interest in the Company designated as the “Common Units” herein and having the rights pertaining thereto as are set forth in this Agreement.

“Company” has the meaning set forth in the preamble of this Agreement.

“Company Merger” has the meaning set forth in the recitals of this Agreement.

“Company Minimum Gain” has the meaning ascribed to the term “partnership minimum gain” set forth in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

“Company Plan” means the Cibus, Inc. (f/k/a Calyxt, Inc.) 2017 Omnibus Incentive Plan, as amended, supplemented or modified from time to time.

“Confidential Information” has the meaning set forth in Section 6.02(a).

“Contingencies” has the meaning set forth in Section 9.03(a).

“Control” (including the terms “Controlled by” and “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Conversion” has the meaning set forth in the recitals of this Agreement.

“Covered Transaction” means any liquidation, dissolution or winding up of the Company (whether occurring through one transaction or a series of related transactions, and whether voluntary or involuntary) and any other sale, redemption or Transfer of Units.

“Designated Individual” has the meaning set forth in Section 5.08(a).

“Distribution” means the transfer of any money or other property to a Member or its Assignee in respect of its Units or other Equity Interests in the Company.

“Drag Price” has the meaning set forth in Section 8.05(a).

“Drag-Along Notice” has the meaning set forth in Section 8.05(b).

“Drag-Along Right” has the meaning set forth in Section 8.05(a).

“Effective Date” has the meaning set forth in the preamble of this Agreement.

“Eighth Blocker Merger” has the meaning set forth in the recitals of this Agreement.

“Encumbrance” means any mortgage, hypothecation, claim, lien, encumbrance, conditional sales or other title retention agreement, right of first refusal, preemptive right, pledge, option, charge, security interest or other similar interest, easement, judgment or imperfection of title of any nature whatsoever, other than encumbrances arising under applicable securities Laws.

“Equity Interests” means (a) capital stock, membership interests, partnership interests, other equity interests, rights to profits or revenue and any other similar interest in any corporation, partnership, limited liability company or other business entity, (b) any security or other interest convertible into or exchangeable or exercisable for any of the foregoing, whether at the time of issuance or upon the passage of time or the occurrence of some future event and (c) any warrant, option or other right (contingent or otherwise) to acquire any of the foregoing.

“ERISA” means The Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agreement” means the exchange agreement dated as of or about the date hereof among the Company, Managing Member, the other Members of the Company from time to time party thereto, and the other parties thereto, as amended from time to time.

“Exchange Transaction” means an exchange of Common Units and Class B Common Shares for Class A Common Shares of the Managing Member pursuant to, and in accordance with, the Exchange Agreement (including pursuant to a Direct Exchange (as defined in the Exchange Agreement)).

“Exempt Transfer” has the meaning set forth in Section 8.01(c).

“Existing Agreement” has the meaning set forth in the recitals of this Agreement.

“Fair Market Value” has the meaning set forth in Section 11.01.

“Family Group” means, with respect to a Person who is an individual, (a) such Person’s spouse and direct descendants (whether natural or adopted) (collectively, for purposes of this definition, “relatives”), and (b) any trust, the trustee of which is such Person and which at all times is and remains solely for the benefit of such Person and/or such Person’s relatives.

“Fifth Blocker Merger” has the meaning set forth in the recitals of this Agreement.

“First Blocker Merger” has the meaning set forth in the recitals of this Agreement.

“Fiscal Year” means, unless otherwise determined by the Managing Member in its sole discretion in accordance with Section 12.12(b), any twelve-month period commencing on January 1 and ending on December 31.

“Fourth Blocker Merger” has the meaning set forth in the recitals of this Agreement.

“GAAP” means accounting principles generally accepted in the United States of America as in effect from time to time.

“Income Amount” has the meaning set forth in Section 4.01(c)(i).

“Indemnitee” means (a) the Managing Member, (b) any additional or substitute Managing Member, (c) any Person who is or was a Partnership Representative, officer or director of the Managing Member or any additional or substitute Managing Member, (d) any Person that is required to be indemnified by the Managing

Member as an “indemnitee” in accordance with the certificate of incorporation and/or bylaws of the Managing Member as in effect from time to time, (e) any officer or director of the Managing Member or any additional or substitute Managing Member who is or was serving at the request of the Managing Member or any additional or substitute Managing Member as an officer, director, employee, member, Member, Partnership Representative, agent, fiduciary or trustee of another Person; provided, that a Person shall not be an Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services, (f) any Officer, (g) any other Person the Managing Member in its sole discretion designates as an “Indemnitee” for purposes of this Agreement, (h) any former officer or Manager of the Company pursuant to Section 7.2 of the Merger Agreement and (i) any heir, executor or administrator with respect to Persons named in clauses (a) through (h).

“Interim Funding” has the meaning given to such term in the Merger Agreement.

“Issuance Items” has the meaning set forth in Section 5.05(h).

“Law” means any statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order issued or promulgated by any national, supranational, state, federal, provincial, local or municipal government or any administrative or regulatory body with authority therefrom with jurisdiction over the Company or any Member, as the case may be.

“Liquidation Agent” has the meaning set forth in Section 9.03.

“Liquidity Limitations” has the meaning set forth in Section 4.01(c)(i).

“Managing Member” means Cibus, Inc. (f/k/a Calyxt, Inc.), a corporation incorporated under the laws of the State of Delaware, or any successor Managing Member admitted to the Company in accordance with the terms of this Agreement, in its capacity as the managing member of the Company.

“Managing Member Initial Contribution” has the meaning set forth in the recitals of this Agreement.

“Managing Member Offer” has the meaning set forth in Section 8.03.

“Mandatory Exchange” has the meaning set forth in Section 8.03.

“Member” means, at any time, each person listed as a Member (including the Managing Member) on the books and records of the Company, in each case for so long as he, she or it remains a Member of the Company as provided hereunder.

“Member Nonrecourse Debt Minimum Gain” means an amount with respect to each partner nonrecourse debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) equal to the Company Minimum Gain that would result if such partner nonrecourse debt were treated as a nonrecourse liability (as defined in Treasury Regulations Section 1.704-2(b)(3)) determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

“Member Nonrecourse Deductions” has the meaning ascribed to the term “partner nonrecourse deductions” set forth in Treasury Regulations Section 1.704-2(i)(2).

“Member’s Required Tax Distribution” has the meaning set forth in Section 4.01(c)(i).

“Merger Agreement” has the meaning set forth in the recitals of this Agreement.

“Mergers” has the meaning set forth in the recitals of this Agreement.

“Merger Partner PIU” has the meaning given to such term in the Merger Agreement.

“Merger Subsidiary” has the meaning set forth in the recitals of this Agreement.

“Ninth Blocker Merger” has the meaning set forth in the recitals of this Agreement.

“Nonrecourse Deductions” has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1). The amount of Nonrecourse Deductions of the Company for a Fiscal Year equals the net increase, if any, in the amount of Company Minimum Gain of the Company during that fiscal year, determined according to the provisions of Treasury Regulations Section 1.704-2(c).

“Officer” means each Person designated as an officer of the Company by the Managing Member pursuant to and in accordance with the provisions of Section 3.04, subject to any resolutions of the Managing Member appointing such Person as an officer of the Company or relating to such appointment.

“Original Agreement” has the meaning set forth in the recitals of this Agreement.

“Original Member Representative” means Rory Riggs or, if Rory Riggs no longer holds any Units of the Company, such other Person as may be appointed from time to time by holders of a majority of Units held by Original Members who hold Units at the time of determination.

“Original Members” means the Members of the Company as of immediately prior to the Closing.

“Partnership Representative” has means any Person acting as “tax matters partner” or the “partnership representative” pursuant to Section 5.08.

“Permitted Transferee” means any transferee in an Exempt Transfer.

“Person” means any individual, estate, corporation, partnership, limited partnership, limited liability company, limited company, joint venture, trust, unincorporated or governmental organization or any agency or political subdivision thereof.

“Proceeding” has the meaning set forth in Section 10.02(a).

“Profits” and “Losses” means, for each Fiscal Year or other period, the taxable income or loss of the Company, or particular items thereof, determined in accordance with the accounting method used by the Company for U.S. federal income tax purposes with the following adjustments: (a) all items of income, gain, loss or deduction allocated pursuant to Section 5.05 shall not be taken into account in computing such taxable income or loss (but the amounts of items to be specially allocated pursuant to Section 5.05 shall be determined by applying rules analogous to those set forth in the remainder of this definition of “Profits” and “Losses”); (b) any income of the Company that is exempt from U.S. federal income taxation and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss; (c) if the Carrying Value of any asset differs from its adjusted tax basis for U.S. federal income tax purposes, any gain or loss resulting from a disposition of such asset shall be calculated with reference to such Carrying Value; (d) upon an adjustment to the Carrying Value (other than an adjustment in respect of depreciation) of any asset, pursuant to the definition of Carrying Value, the amount of the adjustment shall be included as gain or loss in computing such taxable income or loss; (e) if the Carrying Value of any asset differs from its adjusted tax basis for U.S. federal income tax purposes, the amount of depreciation, amortization or cost recovery deductions with respect to such asset for purposes of determining Profits and Losses, if any, shall be an amount which bears the same ratio to such Carrying Value as the U.S. federal income tax depreciation, amortization or other cost recovery deductions bears to such adjusted tax basis (provided that, if the U.S. federal income tax depreciation, amortization or other cost recovery deduction is zero, the Managing Member may use any reasonable method for purposes of determining depreciation, amortization or other cost recovery deductions in calculating Profits and Losses); (f) to the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required pursuant to Treasury Regulation Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital

Accounts as a result of a Distribution other than in liquidation of a Member’s interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing such taxable income or loss and (g) except for items in (a) above, any expenditures of the Company not deductible in computing taxable income or loss, not properly capitalizable and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be treated as deductible items.

“Qualified Transaction” means a Change of Control.

“Required Member” has the meaning set forth in Section 8.05(a).

“Restricted Securities” means any Units in the Company or any equity interests of the Managing Member (including any Class A Common Shares or Class B Common Shares) received or retained as consideration under the Merger Agreement, including any securities held in escrow or otherwise issued or delivered after the Closing pursuant to the Merger Agreement.

“Revised Partnership Audit Provisions” means Code Sections 6221 through 6241, as in effect for taxable years of the Company beginning after December 31, 2017, together with any subsequent amendments thereto, Treasury Regulations promulgated thereunder, and published administrative interpretations thereof, and any comparable provisions of state or local tax Law.

“Second Blocker Merger” has the meaning set forth in the recitals of this Agreement.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seventh Blocker Merger” has the meaning set forth in the recitals of this Agreement.

“Similar Law” means any law or regulation that could cause the underlying assets of the Company to be treated as assets of the Member by virtue of its limited liability company interest in the Company and thereby subject the Company and the Managing Member (or other persons responsible for the investment and operation of the Company’s assets) to laws or regulations that are similar to the fiduciary responsibility or prohibited transaction provisions contained in Title I of ERISA or Section 4975 of the Code.

“Sixth Blocker Merger” has the meaning set forth in the recitals of this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity. For purposes hereof, references to a “Subsidiary” of the Company shall be given effect only at such times that the Company has one or more Subsidiaries, and, unless otherwise indicated, the term “Subsidiary” refers to a Subsidiary of the Company.

“Tax Advances” has the meaning set forth in Section 5.07.

“Tax Distributions” has the meaning set forth in Section 4.01(c)(ii).

“Tax Estimation Period” shall mean each period from January 1 through March 31, from April 1 through May 31, from June 1 through August 31, and from September 1 through December 31 of each taxable year.

“Tax Receivable Agreement” means the Tax Receivable Agreement dated as of or about the date hereof among the Company, Managing Member and the other parties from time to time party thereto, as amended from time to time.

“Tenth Blocker Merger” has the meaning set forth in the recitals of this Agreement.

“Third Blocker Merger” has the meaning set forth in the recitals of this Agreement.

“TRA Party” has the meaning given to such term in the Tax Receivable Agreement.

“Transfer” means, in respect of any Unit, property or other asset, any direct or indirect sale, assignment, transfer, distribution, exchange, mortgage, pledge, hypothecation or other disposition thereof, whether voluntarily or by operation of Law, directly or indirectly, in whole or in part, including the exchange of any Unit for any other security or the entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Unit, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise. The term “Transferred” shall have a meaning correlative to the foregoing.

“Transferee” means any Person that is a permitted transferee of a Member’s interest in the Company, or part thereof.

“Treasury Regulations” means the income tax regulations, including temporary and proposed regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“Unitholder Representative” means Rory Riggs, or any successor to such Person pursuant to the Unitholder Representative Agreement.

“Unitholder Representative Agreement” that certain Unitholder Representative Engagement Agreement, dated as of the date hereof, by and among Unitholder Representative and the Company.

“Units” means the Common Units and any other Class of Units that is established in accordance with this Agreement, which shall constitute limited liability company interests in the Company as provided in this Agreement and under the Act, entitling the holders thereof to the relative rights, title and interests in the profits, losses, deductions and credits of the Company at any particular time as set forth in this Agreement, and any and all other benefits to which a holder thereof may be entitled as a Member as provided in this Agreement, together with the obligations of such Member to comply with all terms and provisions of this Agreement.

ARTICLE II

FORMATION, TERM, PURPOSE AND POWERS

2.01    Formation. The Company was formed as a limited liability company under the provisions of the Act by the filing of the Certificate on May 10, 2019. If requested by the Managing Member, the Members shall promptly execute all certificates and other documents consistent with the terms of this Agreement necessary for the Managing Member to accomplish all filing, recording, publishing and other acts as may be appropriate to comply with all requirements for (a) the formation and operation of a limited liability company under the laws of the State of Delaware, (b) if the Managing Member in its sole discretion deems it advisable, the operation of the Company as a limited liability company, or entity in which the Members have limited liability, in all jurisdictions where the Company proposes to operate and (c) all other filings required to be made by the Company. The rights, powers, duties, obligations and liabilities of the Members shall be determined pursuant to the Act and this Agreement. To the extent that the rights, powers, duties, obligations and liabilities of any Member are different by reason of any provision of this Agreement than they would be in the absence of such provision, this Agreement shall, to the extent permitted by the Act, control. The execution, delivery and filing of the Certificate and each amendment thereto is hereby ratified, approved and confirmed by the Members.

2.02    Name. The name of the Company shall be, and the business of the Company shall be conducted under the name of “Cibus Global, LLC” and all Company business shall be conducted in that name or in such other names that comply with applicable Law as the Managing Member in its sole discretion may select from time to time. Subject to the Act, the Managing Member in its sole discretion may change the name of the Company (and amend this Agreement to reflect such change) at any time and from time to time without the consent of any other Person. Prompt notification of any such change shall be given to all Members.

2.03    Term. The term of the Company commenced on the date of the filing of the Certificate, and the term shall continue until the dissolution of the Company in accordance with Article IX. The existence of the Company shall continue until cancellation of the Certificate in the manner required by the Act.

2.04    Offices. The Company may have offices at such places either within or outside the State of Delaware as the Managing Member from time to time may select in its sole discretion. As of the date hereof, the principal place of business and office of the Company is located at 6455 Nancy Ridge Drive, San Diego, California, 92121.

2.05    Agent for Service of Process; Existence and Good Standing; Foreign Qualification.

(a)    The registered office of the Company in the State of Delaware shall be located at 251 Little Falls Drive, Wilmington, Delaware, 19808. The name of the registered agent of the Company for service of process on the Company in the State of Delaware at such address shall be Corporation Service Company.

(b)    The Managing Member in its sole discretion may take all action which may be necessary or appropriate (i) for the continuation of the Company’s valid existence as a limited liability company under the Laws of the State of Delaware (and of each other jurisdiction in which such existence is necessary to enable the Company to conduct the business in which it is engaged) and (ii) for the maintenance, preservation and operation of the business of the Company in accordance with the provisions of this Agreement and applicable laws and regulations. The Managing Member in its sole discretion may file or cause to be filed for recordation in the proper office or offices in each other jurisdiction in which the Company is formed or qualified, such certificates (including certificates of formation and fictitious name certificates) and other documents as are required by the applicable statutes, rules or regulations of any such jurisdiction or as are required to reflect the identity of the Members. The Managing Member in its sole discretion may cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Officers, with all requirements necessary to qualify the Company to do business in any jurisdiction other than the State of Delaware.

2.06    Business Purpose. The Company was formed for the object and purpose of, and the nature and character of the business to be conducted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act.

2.07    Powers of the Company. Subject to the limitations set forth in this Agreement, the Company will possess and may exercise all of the powers and privileges granted to it by the Act including the ownership and operation of the assets and other property contributed to the Company by the Members, by any other Law or this

Agreement, together with all powers incidental thereto, so far as such powers are necessary or convenient to the conduct, promotion or attainment of the purpose of the Company set forth in Section 2.06.

2.08    Members; Reclassification; Admission of New Members. Each of the Persons listed on Exhibit A hereto, as the same may be amended from time to time in accordance with this Agreement, by virtue of its execution of this Agreement, are admitted as Members of the Company. The rights, duties and liabilities of the Members shall be as provided in the Act, except as is otherwise expressly provided herein, and the Members consent to the variation of such rights, duties and liabilities as provided herein. Subject to Section 8.08 with respect to substitute Members, a Person may be admitted from time to time as a new Member with the written consent of the Managing Member in its sole discretion. Each new Member shall execute and deliver to the Managing Member an appropriate supplement to this Agreement pursuant to which the new Member agrees to be bound by the terms and conditions of this Agreement, as it may be amended from time to time. A new Managing Member or substitute Managing Member may be admitted to the Company solely in accordance with Section  8.09 hereof.

2.09    Resignation. No Member shall have the right to resign as a member of the Company other than following the Transfer of all Units owned by such Member in accordance with Article VIII.

2.10    Representations of Members. Each Member severally (and not jointly), on behalf of itself and its successors and assigns, hereby represents and warrants to the Company and each other Member that as of the date of such Member’s admittance to the Company (or as of the date hereof for any Member as of the date hereof) and as of each subsequent date that such Member acquires any additional Units that:

(a)    Organization; Authority.

(i)    To the extent it is not a natural person, (x) it is duly formed, validly existing and in good standing (if applicable) under the Laws of the jurisdiction of its formation, and if required by Law is duly qualified to conduct business and is in good standing in the jurisdiction of its principal place of business (if not formed in such jurisdiction), and (y) has full corporate, limited liability company, partnership, trust or other applicable power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement and all necessary actions by the board of directors, shareholders, managers, members, partners, trustees, beneficiaries or other Persons necessary for the due authorization, execution, delivery and performance of this Agreement by that Member have been duly taken.

(ii)    It has duly executed and delivered this Agreement, and this Agreement is enforceable against such Member in accordance with its terms, subject to bankruptcy, moratorium, insolvency and other Laws generally affecting creditors’ rights and general principles of equity (whether applied in a proceeding in a court of law or equity).

(b)    Non-Contravention. Its authorization, execution, delivery, and performance of this Agreement does not breach or conflict with or constitute a default under (x) such Member’s charter or other governing documents to the extent it is not a natural person, (y) any material obligation under any other material agreement to which that Member is a party or by which it is bound or (z) applicable Law.

(c)    Due Inquiry. It has had, prior to the execution and delivery of this Agreement, the opportunity to ask questions of and receive answers from representatives of the Company concerning an investment in the Company, as well as the finances, operations, business and prospects of the Company, and the opportunity to obtain additional information to verify the accuracy of all information so obtained, and received all such information about the Company and the Units as it has requested.

(d)    Purpose of Investment. It is acquiring and holding its Units solely for investment purposes, for its own account and not for the account or benefit of any other Person and not with a view towards the distribution or dissemination thereof, did not decide to enter into this Agreement as a result of any general solicitation or general advertising within the meaning of Rule 502 of Regulation D under the Securities Act, and acknowledges and understands that no United States federal or state agency has passed upon or made any recommendation or endorsement of the offering of any Units.

(e)    Transfer Restrictions. It understands that the Units and the Class B Common Shares are each being Transferred in a transaction not involving a public offering within the meaning of the Securities Act, and the Units and Class B Common Shares will comprise “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act which shall not be sold, pledged, hypothecated or otherwise Transferred except in accordance with the terms of this Agreement and applicable Law. It agrees that, if in the future it decides to offer, resell, pledge or otherwise Transfer any portion of its Units or Class B Common Shares, such Units and/or Class B Common Shares may be offered, resold, pledged or otherwise Transferred only pursuant to an effective registration statement under the Securities Act or an applicable exemption from registration and/or qualification under the Securities Act and applicable state securities Laws, and as a condition precedent to any such Transfer, it may be required to deliver to the Company an opinion of counsel satisfactory to the Company, and agrees, absent registration or an exemption with respect to its Units, not to resell any such Units and/or Class B Common Shares.

(f)    Investor Status. It (i) has adequate means of providing for its current needs and possible contingencies, is able to bear the economic risks of its investment for an indefinite period of time and has a sufficient net worth to sustain a loss of its entire investment in the Company in the event such loss should occur, (ii) is sophisticated in financial matters and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Company, (iii) is, or is controlled by, an “accredited investor,” as that term is defined in Rule 501(a) of Regulation D, promulgated under the Securities Act, and acknowledges the issuance of Units under this Agreement is being made in reliance on a private placement exemption to “accredited investors” within the meaning of Section 501(a) of Regulation D under the Securities Act or similar exemptions under federal and state Law, and (iv) is treated as a single partner within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)).

2.11    Amendment and Restatement of Existing Agreement. Each of the Members agrees and acknowledges that this Agreement amends and restates the Existing Agreement, which is no longer in effect.

ARTICLE III

MANAGEMENT

3.01    Managing Member.

(a)    The business, property and affairs of the Company shall be managed under the sole, absolute and exclusive direction of the Managing Member, which may from time to time delegate authority to Officers or to others to act on behalf of the Company.

(b)    Without limiting the foregoing provisions of this Section 3.01, the Managing Member shall have the general power to manage or cause the management of the Company (which may be delegated to Officers of the Company), including the following powers:

(i)    to develop and prepare a business plan each year which will set forth the operating goals and plans for the Company;

(ii)    to execute and deliver or to authorize the execution and delivery of contracts, deeds, leases, licenses, instruments of transfer and other documents on behalf of the Company;

(iii)    to make any expenditures, to lend or borrow money, to assume or guarantee, or otherwise contract for, indebtedness and other liabilities, to issue evidences of indebtedness and to incur any other obligations;

(iv)    to establish and enforce limits of authority and internal controls with respect to all personnel and functions;

(v)    to engage attorneys, consultants and accountants for the Company;

(vi)    to develop or cause to be developed accounting procedures for the maintenance of the Company’s books of account; and

(vii)    to do all such other acts as shall be authorized in this Agreement or by the Members in writing from time to time.

3.02    Compensation. The Managing Member shall not be entitled to any compensation for services rendered to the Company in its capacity as Managing Member.

3.03    Expenses. The Company shall pay, or cause to be paid, all costs, fees, operating expenses and other expenses of the Company (including the costs, fees and expenses of attorneys, accountants or other professionals) incurred in pursuing and conducting, or otherwise related to, the activities of the Company. The Company shall also bear and/or reimburse the Managing Member for (i) any costs, fees or expenses incurred by the Managing Member in connection with serving as the Managing Member and (ii) all other expenses allocable to the Company or otherwise incurred by the Managing Member in connection with operating the Company’s business (including expenses allocated to the Managing Member by its Affiliates). To the extent that the Managing Member determines in its sole discretion that such expenses are related to the business and affairs of the Managing Member that are conducted through the Company and/or its subsidiaries (including expenses that relate to the business and affairs of the Company and/or its subsidiaries and that also relate to other activities of the Managing Member), the Managing Member may cause the Company to pay or bear all expenses of the Managing Member, including compensation and meeting costs of any board of directors or similar body of the Managing Member, any salary, bonus, incentive compensation and other amounts paid to any Person including Affiliates of the Managing Member to perform services for the Company, litigation costs and damages arising from litigation, accounting and legal costs and franchise taxes, provided that the Company shall not pay or bear any income tax obligations of the Managing Member or any obligations of the Managing Member under the Tax Receivable Agreement. Reimbursements pursuant to this Section 3.03 shall be in addition to any reimbursement to the Managing Member as a result of indemnification pursuant to Section 10.02.

3.04    Officers. Subject to the direction and oversight of the Managing Member, the day-to-day administration of the business of the Company may be carried out by persons who may be designated as officers by the Managing Member, with titles including “assistant secretary,” “assistant treasurer,” “chairman,” “chief executive officer,” “chief financial officer,” “chief operating officer,” “director,” “general counsel,” “general manager,” “managing director,” “president,” “principal accounting officer,” “secretary,” “senior chairman,” “senior managing director,” “treasurer,” “vice chairman,” “executive vice president” or “vice president,” and as and to the extent authorized by the Managing Member in its sole discretion. The officers of the Company shall have such titles and powers and perform such duties as shall be determined from time to time by the Managing Member and otherwise as shall customarily pertain to such offices. Any number of offices may be held by the same person. In its sole discretion, the Managing Member may choose not to fill any office for any period as it may deem advisable. All officers and other persons providing services to or for the benefit of the Company shall be subject to the supervision and direction of the Managing Member and may be removed, with or without cause, from such office by the Managing Member and the authority, duties or responsibilities of any employee, agent or officer of the Company may be suspended by the Managing Member from time to time, in each case in the sole discretion of the Managing Member. The Managing Member shall not cease to be a Managing Member of the Company as a result of the delegation of any duties hereunder. No officer of the Company, in its capacity as such, shall be considered a Managing Member of the Company by agreement, as a result of the performance of its duties hereunder or otherwise.

3.05    Authority of Members. No Member (other than the Managing Member), in its capacity as such, shall participate in or have any control over the business of the Company. Except as expressly provided herein, the Units do not confer any rights upon the Members to participate in the affairs of the Company described in this Agreement. Except as expressly provided herein, no Member (other than the Managing Member) shall have any right to vote on any matter involving the Company, including with respect to any merger, consolidation, combination or conversion of the Company, or any other matter that a Member might otherwise have the ability to vote on or consent with respect to under the Act, at law, in equity or otherwise. The conduct, control and management of the Company shall be vested exclusively in the Managing Member. In all matters relating to or arising out of the conduct of the operation of the Company, the decision of the Managing Member shall be the decision of the Company. Except as required or permitted by Law, or expressly provided in the ultimate sentence of this Section 3.05 or by separate agreement with the Company, no Member who is not also the Managing Member (and acting in such capacity) shall take any part in the management or control of the operation or business of the Company in its capacity as a Member, nor shall any Member who is not also the Managing Member (and acting in such capacity) have any right, authority or power to act for or on behalf of or bind the Company in his or its capacity as a Member in any respect or assume any obligation or responsibility of the Company or of any other Member. Notwithstanding the foregoing, the Company may from time to time appoint one or more Members as officers or employ one or more Members as employees, and such Members, in their capacity as officers or employees of the Company (and not, for clarity, in their capacity as Members of the Company), may take part in the control and management of the business of the Company to the extent such authority and power to act for or on behalf of the Company has been delegated to them by the Managing Member.

3.06    Action by Written Consent or Ratification. Any action required or permitted to be taken by the Members pursuant to this Agreement shall be taken if all Members whose consent or ratification is required consent thereto or provide a consent or ratification in writing. Any action required, required to be approved or permitted to be taken by the Managing Member pursuant to this Agreement may be taken or approved, as applicable, by the Managing Member acting pursuant to a writing which evidences its approval of or consent to such action.

3.07    Investment Company Act Restrictions. The Managing Member shall use its best efforts to ensure that the Company shall not be subject to registration as an investment company pursuant to the Investment Company Act.

ARTICLE IV

DISTRIBUTIONS

4.01    Distributions.

(a)    Distributions Generally. The Managing Member, in its sole discretion, may, subject to (i) any restrictions contained in the financing agreements to which the Company or any of its Subsidiaries is a party, (ii) having Available Cash, and (iii) any other restrictions set forth in this Agreement, make Distributions at any time and from time to time. If any assets of the Company are to be Distributed in kind, they shall be Distributed on the basis of their Fair Market Value. The Members’ Capital Accounts shall be appropriately adjusted before any such Distribution to reflect the increases or decreases to the Capital Accounts which would have occurred if the property Distributed in kind had been sold for its Fair Market Value by the Company prior to the Distributions. Notwithstanding any other provision of this Agreement to the contrary, no Distribution, Tax Distribution or other payment in respect of Units shall be required to be made to any Member if, and to the extent that, such Distribution, Tax Distribution or other payment in respect of Units would not be permitted under the Act or other applicable Law.

(b)    Operating Distributions. The Managing Member, in its sole discretion, may authorize Distributions (to the extent of Available Cash) by the Company to the Members at any time and from time to time. Subject to Section 4.01(c) with respect to Tax Distributions, all Distributions by the Company other than those made in connection with dissolution of the Company pursuant to Section 4.02, shall be made or allocated to holders of Common Units pro rata based on the number of Common Units held by each such holder.

(c)    Tax Distributions

(i)    With respect to each Member, the Company shall calculate the excess of (x)(A) the Income Amount allocated or allocable to such Member for the Tax Estimation Period in question and for all preceding Tax Estimation Periods, if any, within the taxable year containing such Tax Estimation Period multiplied by (B) the Assumed Tax Rate over (y) the aggregate amount of all prior Tax Distributions in respect of such taxable year and any Distributions made to such Member pursuant to Section 4.01(b) and Section 4.02, with respect to the Tax Estimation Period in question and any previous Tax Estimation Period falling in the taxable year containing the applicable Tax Estimation Period referred to in (x)(A) (the amount so calculated pursuant to this sentence is herein referred to as a “Member’s Required Tax Distribution”); provided, however, that the Managing Member may make adjustments in its reasonable discretion to reflect transactions occurring during the taxable year; provided, further, that if the amount of a Tax Distribution actually made with respect to a Tax Estimation Period is greater than or less than such Member’s Tax Distribution that would have been made under this Section 4.01(c)(i) for such period based on subsequent tax information and assuming no limitations based on prohibitions under applicable Law, Available Cash, or insolvency (such limitations, the “Liquidity Limitations”) (e.g., because the estimated Tax Distribution for a Tax Estimation Period was greater than or less than the amount calculated based on actual taxable income for such Tax Estimation Period or because such Tax Distribution would have rendered the Company insolvent), then, for subsequent Tax Estimation Periods, the Managing Member shall cause the Company to adjust each Member’s Required Tax Distribution for the next Tax Estimation Period downward (but not below zero) or upward (but the resulting Tax Distribution shall in all cases remain pro rata in accordance with each Member’s Common Percentage Interest) to reflect such excess or shortfall; provided, further, that with respect to the Managing Member and its wholly owned Subsidiaries, the Member’s Required Tax Distribution for any Tax Estimation Period shall be an amount sufficient for the Managing Member and its wholly owned Subsidiaries to receive a Distribution pursuant to Section 4.01(b) and this Section 4.01(c) sufficient to enable the Managing Member and its wholly owned Subsidiaries to meet their U.S. federal, state, local and non-U.S. tax obligations and obligations under the Tax Receivable Agreement for such Tax Estimation Period (but the resulting Tax Distribution shall in all cases remain pro rata in accordance with each Member’s Common Percentage Interest). For purposes of this Agreement, the “Income Amount” for a Tax Estimation Period shall equal, with respect to any Member, the net taxable income (or, if applicable, gross taxable income, except to the extent offset by items of loss thereof) of the Company allocated or allocable to such Member for such Tax Estimation Period (excluding any compensation paid to a Member outside of this Agreement). For purposes of computing the Income Amount, the taxable income shall be determined (i) without regard to any special adjustments of tax items required as a result of any election under Section 754 of the Code, including adjustments required by Sections 734 and 743 of the Code, and (ii) by including adjustments to taxable income in respect of Section 704(c) of the Code (including “reverse Section 704(c) allocations”). For the avoidance of doubt, taxable income will include any amounts required to be included in taxable income by a Member as a result of ownership by the Company of an entity classified as a: (i) PFIC (including by reason of a QEF election or a mark-to-market election) or (ii) “controlled foreign corporation” within the meaning of Section 957 of the Code in which a Member (or any of its direct or indirect owners) could be a “United States shareholder” for U.S. federal income tax purposes.

(ii)    At least five (5) days before the quarterly due date for payment of estimated tax payments by corporations or individuals (whichever is earlier) on a calendar year under the Code, the Company shall distribute (to the extent of Available Cash and unless prohibited by applicable Law or by any restrictions applicable to tax distributions contained in the Company’s or its Subsidiaries’ then applicable bank financing agreements by which the Company or its Subsidiaries are bound) to the Members pro rata in accordance with their Common Percentage Interest, an aggregate amount of cash sufficient to provide each such Member with a Distribution at least equal to such Member’s Required Tax Distribution (amounts distributed pursuant to this Section 4.01(c), “Tax Distributions”). Notwithstanding anything to the contrary contained in this Agreement, the Managing Member shall make, in its reasonable discretion, equitable adjustments (downward (but not below zero) or upward) to the Members’ Required Tax Distributions for a Tax Estimation Period (but the resulting Tax Distribution shall in all cases remain pro rata in accordance with each Member’s Common Percentage Interest) to take into account increases or decreases in the number of Common Units held by each Member solely with respect to any relevant period (or portion thereof) following the Closing Date. Any Tax Distributions shall be treated in all respects as advances against future Distributions pursuant to Section 4.01(b) and Section 4.02 and shall be treated for all purposes of this Agreement as having been paid pursuant to Section 4.01(b) and Section 4.02.

(iii)    Notwithstanding anything to the contrary herein, no Tax Distributions will be required to be made with respect to items arising with respect to any Covered Transaction.

4.02    Liquidation Distribution. Subject to Section 4.01(c) with respect to Tax Distributions, all Distributions by the Company, and all proceeds (whether received by the Company or directly by the Members) in connection with dissolution of the Company shall be made or allocated among the holders of Common Units pro rata based on the number of Common Units held by each such holder.

4.03    Limitations on Distribution. Notwithstanding any provision to the contrary contained in this Agreement, the Managing Member shall not make a Distribution to any Member if such Distribution would violate Section 18-607 of the Act or other applicable Law.

ARTICLE V

CAPITAL CONTRIBUTIONS; CAPITAL ACCOUNTS;

TAX ALLOCATIONS; TAX MATTERS

5.01    Initial Capital Contributions. The Members have made, on or prior to the date hereof, Capital Contributions and, in exchange, the Company has issued to the Members the number of Common Units as specified in the books and records of the Company.

5.02    No Additional Capital Contributions. No Member shall be required to make additional Capital Contributions to the Company without the consent of such Member or permitted to make additional capital contributions to the Company without the consent of the Managing Member, which may be granted or withheld in its sole discretion.

5.03    Capital Accounts.

(a)    A separate capital account (a “Capital Account”) shall be established and maintained for each Member in accordance with the provisions of Treasury Regulations Section 1.704-1(b)(2)(iv) and this Section 5.03. The Company may adjust the Capital Accounts of its Members to reflect revaluations of the property of any Subsidiary of the Company that is treated as a partnership (or entity disregarded from a partnership) for U.S. federal income tax purposes. The Capital Account of each Member shall be credited with such Member’s Capital Contributions, if any, all Profits allocated to such Member pursuant to Section 5.04 and any items of income or gain which are specially allocated pursuant to Section 5.05; and shall be debited with all Losses allocated to such Member pursuant to Section 5.04, any items of loss or deduction of the Company specially allocated to such Member pursuant to Section 5.05, and all cash and the Carrying Value of any property (net of liabilities assumed by such Member and the liabilities to which such property is subject) distributed by the Company to such Member. Any references in any section of this Agreement to the Capital Account of a Member shall be deemed to refer to such Capital Account as the same may be credited or debited from time to time as set forth above. In the event of any Transfer of any interest in the Company in accordance with the terms of this

Agreement, the Transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest. The Managing Member shall also (i) make any adjustments that are necessary or appropriate in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(q) and (ii) make any appropriate modifications for unanticipated events that might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b), provided that, to the extent that any such adjustment is inconsistent with any other provisions of this Agreement and would have a disproportionate (compared to the Managing Member) and material adverse effect on any Member, such adjustment shall require the consent of such Member (not to be unreasonably withheld, conditioned or delayed).

5.04    Allocations of Profits and Losses. Except as otherwise provided in this Agreement, Profits and Losses (and, to the extent necessary, individual items of income, gain or loss or deduction of the Company) shall be allocated in a manner such that the Capital Account of each Member after giving effect to the special allocations set forth in Section 5.05 is, as nearly as possible, equal (proportionately) to (i) the Distributions that would be made pursuant to Section 4.02 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Carrying Value, all Company liabilities were satisfied in cash in accordance with their terms (limited with respect to each nonrecourse liability to the Carrying Value of the assets securing such liability) and all remaining or resulting cash was distributed to the Members, minus (ii) such Member’s share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets. Notwithstanding the foregoing, the Managing Member shall make such adjustments to Capital Accounts as it determines in its reasonable discretion to be appropriate to ensure allocations are made in accordance with a Member’s interest in the Company.

5.05    Special Allocations. Notwithstanding any other provision in this Article V:

(a)    Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain or Member Nonrecourse Debt Minimum Gain (determined in accordance with the principles of Treasury Regulations Sections 1.704-2(d) and 1.704-2(i)) during any Company Fiscal Year, the Members shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to their respective shares of such net decrease during such year, determined pursuant to Treasury Regulations Section 1.704-2(i)(4). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 5.05(a) is intended to comply with the minimum gain chargeback requirements in such Treasury Regulations Sections and shall be interpreted consistently therewith; including that no chargeback shall be required to the extent of the exceptions provided in Treasury Regulations Sections 1.704-2(f) and 1.704-2(i)(4).

(b)    Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate the deficit balance in such Member’s Adjusted Capital Account Balance created by such adjustments, allocations or distributions as promptly as possible; provided that, an allocation pursuant to this Section 5.05(b) shall be made only to the extent that a Member would have a deficit Adjusted Capital Account Balance in excess of such sum after all other allocations provided for in this Article V have been tentatively made as if this Section 5.05(b) were not in this Agreement. This Section 5.05(b) is intended to comply with the “qualified income offset” requirement of the Code and shall be interpreted consistently therewith.

(c)    Gross Income Allocation. If any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; provided that an allocation pursuant to this Section 5.05(c) shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article V have been tentatively made as if Section 5.05(b) and this Section 5.05(c) were not in this Agreement.

(d)    Nonrecourse Deductions. Nonrecourse Deductions shall be allocated to the Members holding Common Units in accordance with their respective Common Percentage Interest.

(e)    Member Nonrecourse Deductions. Member Nonrecourse Deductions for any taxable period shall be allocated to the Member who bears the economic risk of loss with respect to the liability to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(f)    Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a Distribution to a Member in complete liquidation of such Member’s interest in the Company, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such Distribution was made in the event Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(g)    Ameliorative Allocations. Any special allocations of income or gain pursuant to Sections 5.05(a), 5.05(b) or 5.05(c) hereof shall be taken into account in computing subsequent allocations pursuant to Section 5.04 and this Section 5.05(g), so that the net amount of any items so allocated and all other items allocated to each Member shall, to the extent possible, be equal to the net amount that would have been allocated to each Member if such allocations pursuant to Sections 5.05(a), 5.05(b) or 5.05(c) had not occurred.

(h)    Allocations Relating to Taxable Issuance of Company Units. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of Units by the Company to a Member (the “Issuance Items”) shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized. The forfeiture allocations described in Proposed Regulations Section 1.704-1(b)(4)(xii)(c) (2005), and the allocations to which they relate, shall be treated as Issuance Items.

(i)    Forfeiture Allocation. In the event that the Units of any Member are forfeited, then for the Fiscal Year of such forfeiture or other period (as determined by the Managing Member):

(i)    items of income, gain, loss, and deduction shall be excluded from the calculation of Profits and Losses and shall be specially allocated to the Member whose Units have been forfeited so as to cause such Member’s Capital Account to equal such Member’s Distribution entitlements under Section 4.01 after giving effect to the adjustment in the Member’s Common Percentage Interest resulting from the applicable forfeiture; or

(ii)    the Managing Member may elect to apply another allocation or Capital Account adjustment method to a Unit forfeiture as it reasonably deems appropriate in lieu of the method set forth in this Section 5.05(i).

(j)    Noncompensatory Options. If, as a result of an exercise of a noncompensatory option to acquire an interest in the Company, a Capital Account reallocation is required under Treasury Regulations Section 1.704-1(b)(2)(iv)(s)(3), the Company shall make corrective allocations pursuant to Treasury Regulations Section 1.704-1(b)(4)(x).

5.06    Tax Allocations. For income tax purposes, each item of income, gain, loss and deduction of the Company shall be allocated among the Members in the same manner as the corresponding items of Profits and Losses and specially allocated items are allocated for Capital Account purposes; provided that, in the case of any asset the Carrying Value of which differs from its adjusted tax basis for U.S. federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be allocated solely for income tax purposes in accordance with the principles of Sections 704(b) and (c) of the Code (including under “reverse” Section 704(c) principles) in any manner determined by the Managing Member with the consent of the Original Member Representative (not to be unreasonably withheld, conditioned, or delayed) and permitted by the Code and Treasury Regulations, provided that the consent of the Original Member Representative shall only be required for so long as the Original Member Representative owns at least 50% of the Units owned by the Original Member Representative immediately following the Closing Date. The Managing Member shall make such other allocations for tax purposes as it determines in its reasonable discretion, subject to, for so long as the Original Member Representative owns at least 50% of the Units owned by the Original Member Representative immediately following the Closing Date, the prior written consent, not to be unreasonably withheld, conditioned or delayed, of the Original Member Representative (and its successors or assigns), to be appropriate to ensure allocations are made in accordance with a Member’s interest in the Company.

5.07    Tax Advances. If the Company or any other Person in which the Company holds an interest is required by Law to withhold or to make tax payments on behalf of or with respect to any Member, or the Company is subjected to tax itself (including any amounts withheld from amounts directly or indirectly payable to the Company or to any other Person in which the Company holds an interest) by reason of the status of any Member as such or that is specifically attributable to a Member (including U.S. federal, state, or local or non-U.S. withholding, personal property, unincorporated business or other taxes, the amount of any taxes arising under the Revised Partnership Audit Provisions, the amount of any taxes imposed under Code Section 1446(f), and any interest, penalties, additions to tax, and expenses related to any such amounts) (“Tax Advances”), the Managing Member may cause the Company to withhold such amounts and cause the Company to make such tax payments as so required. All Tax Advances made on behalf of a Member shall be repaid by reducing the amount of the current or next succeeding Distribution or Distributions which would otherwise have been made to such Member or, if such Distributions are not sufficient for that purpose, by so reducing the proceeds of liquidation otherwise payable to such Member. For all purposes of this Agreement such Member shall be treated as having received the amount of the Distribution that is equal to the Tax Advance. Each Member hereby agrees to indemnify and hold harmless the Company and the other Members from and against any liability (including any liability for taxes, penalties, additions to tax or interest) with respect to income attributable to or Distributions or other payments to such Member. For the avoidance of doubt, any income taxes, penalties, additions to tax and interest payable by the Company or any fiscally transparent entity in which the Company owns an interest shall be treated as specifically attributable to the Members and shall be allocated among the Members such that the burden of (or any diminution in distributable proceeds resulting from) any such amounts is borne by those Members to whom such amounts are specifically attributable (whether as a result of their status, actions, inactions or otherwise, including pursuant to an allocation made under Section 5.08), in each case as reasonably determined by the Managing Member. For the avoidance of doubt, any taxes, penalties, and interest payable under the Revised Partnership Audit Provisions by the Company or any fiscally transparent entity in which the Company owns an interest shall be treated as specifically attributable to the Members of the Company, and the Managing Member shall use commercially reasonable efforts to allocate the burden of (or any diminution in distributable proceeds resulting from) any such taxes, penalties or interest to those Members to whom such amounts are specifically attributable (whether as a result of their status, actions, inactions or otherwise), as reasonably determined by the Managing Member.

5.08    Partnership Representative.

(a)    The Managing Member is hereby designated as the “partnership representative” as that term is defined in Revised Partnership Audit Provisions for taxable years of the Company beginning with the taxable year including the Effective Date. In addition, the Managing Member is hereby authorized to designate or remove any other Person selected by the Managing Member as the Partnership Representative. For each Fiscal Year in which the Partnership Representative is an entity, the Company shall appoint an individual identified by the Partnership Representative for such Fiscal Year to act on its behalf (the “Designated Individual”) in accordance with the applicable regulations or analogous provisions of state or local Law. Each Member hereby expressly consents to such designations and agrees to take, and the Managing Member is authorized to take (or cause the Company to take), such other actions as may be necessary or advisable pursuant to Treasury Regulations or other Internal Revenue Service or Treasury guidance or state or local Law to cause such designations or evidence such Member’s consent to such designations.

(b)    Subject to this Section 5.08, the Partnership Representative shall have the sole authority to act on behalf of the Company in connection with, make all relevant decisions regarding application of, and to exercise the rights and powers provided for in the Revised Partnership Audit Provisions, including making any elections under the Revised Partnership Audit Provisions or any decisions to settle, compromise, challenge, litigate or otherwise alter the defense of any action, audit or examination before the IRS or any other tax authority (each, an “Audit”), and to expend Company funds for professional services and other expenses reasonably incurred in connection therewith.

(c)    Without limiting the foregoing, the Partnership Representative shall give prompt written notice to the Original Member Representative of the commencement of any Audit of the Company or any of its Subsidiaries the resolution of which would reasonably be expected to have a disproportionate (compared to the Managing Member) and material adverse effect on the Original Members (a “Specified Audit”). The Partnership Representative shall (i) keep the Original Member Representative reasonably informed of the material developments and status of any such Specified Audit, (ii) permit the Original Member Representative (or its designee) to participate (including using separate counsel), in each case at the Original Members’ sole cost and expense, in any such Specified Audit, and (iii) promptly notify the Original Member Representative of receipt of a notice of a final partnership adjustment (or equivalent under applicable Laws) or a final decision of a court or IRS Independent Office of Appeals panel (or equivalent body under applicable Laws) with respect to such Specified Audit. The Partnership Representative or the Company shall promptly provide the Original Member Representative with copies of all material correspondence between the Partnership Representative or the Company (as applicable) and any governmental entity in connection with such Specified Audit and shall give the Original Member Representative a reasonable opportunity to review and comment on any material correspondence, submission (including settlement or compromise offers) or filing in connection with any such Specified Audit. Additionally, for so long as the Original Member Representative owns at least 50% of the Units owned by the Original Member Representative immediately following the Closing Date, the Partnership Representative shall not (and the Company shall not (and shall not authorize the Partnership Representative to)) settle, compromise or abandon any Specified Audit in a manner that would reasonably be expected to have a disproportionate (compared to the Managing Member) and material adverse effect on the Original Members without the Original Member Representative’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). The Partnership Representative shall, for so long as the Original Member Representative owns at least 50% of the Units owned by the Original Member Representative immediately following the Closing Date, obtain the prior written consent of the Original Member Representative (which consent shall not be unreasonably withheld, delayed or conditioned) before (i) making an election under Section 6226(a) of the Code (or any analogous provision of state or local Law) or (ii) taking any material action under the Revised Partnership Audit Provisions that would reasonably be expected to have a disproportionate (compared to the Managing Member) and material adverse effect on the Original Members, in the case of clauses (i) and (ii); provided that, no consent from the Original Member Representative is required in order to make an election under Section 6226(a) of the Code with respect to taxable periods that began on or before the Closing.

(d)    All expenses incurred by the Partnership Representative or Designated Individual or Original Member Representative in connection with its duties as partnership representative or designated individual or Original Member Representative, as applicable, shall be expenses of the Company (including, for the avoidance of doubt, any costs and expenses incurred in connection with any claims asserted against the Partnership Representative or Designated Individual or Original Member Representative, as applicable, except to the extent the Partnership Representative or Designated Individual is determined to have performed its duties in the manner described in the final sentence of this Section 5.08(d)), and the Company shall reimburse and indemnify the Partnership Representative or Designated Individual or Original Member Representative, as applicable, for all such expenses and costs. Nothing herein shall be construed to restrict the Partnership Representative or Designated Individual or Original Member Representative from engaging lawyers, accountants, tax advisers, or other professional advisers or experts to assist the Partnership Representative or Designated Individual or Original Member Representative in discharging its duties hereunder. Neither the Partnership Representative nor Designated Individual nor Original Member Representative shall be liable to the Company, any Member or any Affiliate thereof for any costs or losses to any Persons, any diminution in value or any liability whatsoever arising as a result of the performance of its duties pursuant to this Section 5.08 absent (i) willful breach of any provision of this Section 5.08 or (ii) bad faith, fraud, gross negligence or willful misconduct on the part of the Partnership Representative or Designated Individual or Original Member Representative, as applicable.

(e)    The Company, the Partnership Representative, and the Members expressly agree to be bound by the terms of Section 7.3 of the Merger Agreement. Notwithstanding anything to the contrary contained in this Agreement, in the event of any conflict between Section 7.3 of the Merger Agreement and this Agreement, Section 7.3 of the Merger Agreement shall control.

5.09    Other Allocation Provisions. Certain of the foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such regulations. In addition to amendments effected in accordance with Section 12.12 or otherwise in accordance with this Agreement, Sections 5.03, 5.04 and 5.05 may also, so long as any such amendment does not materially change the relative economic interests of the Members, be amended at any time by the Managing Member if necessary, in the Managing Member’s reasonable discretion after consultation with its tax advisers, to comply with such regulations or any applicable Law.

5.10    Survival. Sections 5.07 and 5.08 shall be interpreted to apply to Members and former Members and shall survive the Transfer of a Member’s Units and the termination, dissolution, liquidation and winding up of the Company and, for this purpose to the extent not prohibited by applicable Law, the Company shall be treated as continuing in existence.

5.11    Unitholder Representative Matters. Each of the provisions of the Unitholder Representative Agreement is hereby incorporated by reference into this Agreement, and, without limiting the generality of the foregoing, each Member hereby acknowledges and agrees that amounts otherwise payable to such Member hereunder may instead be remitted to the Unitholder Representative (as defined in the Unitholder Representative Agreement) in the circumstances, and at the times and in the amounts, set forth in the Unitholder Representative Agreement.

ARTICLE VI

BOOKS AND RECORDS; REPORTS

6.01    Books and Records.

(a)    At all times during the continuance of the Company, the Company shall prepare and maintain separate books of account for the Company in accordance with GAAP.

(b)    Except as limited by Section 6.01(c), each Member shall have the right to receive, for a purpose reasonably related to such Member’s interest as a Member in the Company, upon reasonable written demand stating the purpose of such demand and at such Member’s own expense, a copy of the Certificate and this Agreement and all amendments thereto, together with a copy of the executed copies of all powers of attorney pursuant to which the Certificate and this Agreement and all amendments thereto have been executed.

(c)    Intentionally Omitted.

(d)    The Managing Member shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, including making any tax elections. At the Company’s expense, the Managing Member, within 120 days of the close of the Fiscal Year, shall use commercially reasonable efforts to furnish to each Member that was a Member during such Fiscal Year a Schedule K-1 and such other tax information reasonably required for U.S. federal, state and local income tax reporting purposes. The Company shall use commercially reasonable efforts to provide to each Person that was a Member during the Fiscal Year (a) by May 15th, August 15th and November 15th of such Fiscal Year, with an estimate of the taxable income, gains, deductions, losses and other items for, respectively, the first, second and third fiscal quarters that such Person will be required to include in its taxable income and (b) by March 1st of such Fiscal Year, with an estimate of the taxable income, gains, deductions, losses and other items of such Person to be reflected on the Schedule K-1 of such Person for the prior Fiscal Year (it being understood such estimated information is subject to change based on the final Form K-1 made available by the Company). The Company also shall provide the Members with such other information as may be reasonably requested for purposes of allowing the Members to prepare and file their own tax returns; provided that, any costs or expenses with respect to the foregoing shall be borne by the requesting Member.

(e)    The Managing Member shall make the following elections on the appropriate tax returns and shall not rescind them without the prior written consent of the Original Member Representative (provided that, the election described in clause (ii) below cannot be rescinded without the prior written consent of the all the Members):

(i)    to adopt an appropriate federal income tax method of accounting and to keep the Company’s books and records on such income-tax method;

(ii)    to have in effect (and to cause each direct or indirect Subsidiary that is treated as a partnership for U.S. federal income tax purposes and over 50% owned and controlled by the Company to have in effect, to the extent eligible to do so) an election, pursuant to Section 754 of the Code (and any similar election for state or local tax purposes), to adjust the tax basis of Company properties, for the taxable year of the Company that includes the Effective Date and each subsequent taxable year in which an Exchange Transaction occurs; and

(iii)    any other available election that the Managing Member deems appropriate; provided that, for so long as the Original Member Representative owns at least 50% of the Units owned by the Original Member Representative immediately following the Closing Date, the Managing Member shall consult in good faith with the Original Member Representative with respect to any material tax election with respect to the Company that could reasonably be expected to have a disproportionate (as compared to the Managing Member) and adverse effect on the Original Members, and not make such election without the Original Member Representative’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned). No Member may make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state Law, and no provision of this Agreement shall be construed to sanction or approve such an election.

6.02    Confidentiality.

(a)    Each of the Members (other than the Managing Member) agrees to hold the Company’s Confidential Information in confidence and may not disclose or use such information except as otherwise authorized separately in writing by the Managing Member. “Confidential Information” as used herein includes all non-public information concerning the Company or its Subsidiaries including, but not limited to, ideas, financial product structuring, business strategies, innovations and materials, all aspects of the Company’s business plan, proposed operation and products, corporate structure, financial and organizational information, analyses, proposed partners, software code and system and product designs, employees and their identities, equity ownership, the methods and means by which the Company plans to conduct its business, all trade secrets, trademarks, tradenames and all intellectual property associated with the Company’s business. With respect to each Member, Confidential Information does not include information or material that: (i) before or after it has been disclosed to such Member by the Company, becomes part of public knowledge, not as a result of any action or inaction of such Member in violation of this Agreement; (ii) is approved for release by written authorization of the Chief Executive Officer, Chief Financial Officer or General Counsel of the Company or of the Managing Member, or any other officer designated by the Managing Member; (iii) is disclosed to such Member or their representatives by a third party not, to the knowledge of such Member, in violation of any obligation of confidentiality owed to the Company, the Managing Member or any of their respective Subsidiaries with respect to such information; or (iv) is or becomes independently developed by such Member or their respective representatives without use of or reference to the Confidential Information.

(b)    Solely to the extent it is reasonably necessary or appropriate to fulfill its obligations or to exercise its rights under this Agreement, each of the Members may disclose Confidential Information to its Subsidiaries, Affiliates, partners, directors, officers, employees, counsel, advisers, consultants, outside contractors and other agents, on the condition that such Persons keep the Confidential Information confidential to the same extent as such Member is required to keep the Confidential Information confidential; provided that, such Member shall remain liable with respect to any breach of this Section 6.02 by any such Subsidiaries, Affiliates, partners, directors, officers, employees, counsel, advisers, consultants, outside contractors and other agents (as if such Persons were party to this Agreement for purposes of this Section 6.02).

(c)    Notwithstanding anything herein to the contrary, each of the Members may disclose Confidential Information:

(i)    to the extent that such Member is required by Law (by oral questions, interrogatories, request for information or documents, subpoena, civil investigative demand or similar process) to disclose any of the Confidential Information,

(ii)    for purposes of reporting to its stockholders and direct and indirect equity holders (each of whom are bound by customary confidentiality obligations) the performance of the Company and its Subsidiaries and for purposes of including applicable information in its financial statements to the extent required by applicable Law or applicable accounting standards; or

(iii)    to any bona fide prospective purchaser of the equity or assets of a Member, or the Units held by such Member (provided, in each case, that such Member determines in good faith that such prospective purchaser would be a Permitted Transferee), or a prospective merger partner of such Member (provided that, (i) such Persons will be informed by such Member of the confidential nature of such information and shall agree in writing to keep such information confidential in accordance with the contents of this Agreement and (ii) each Member will be liable for any breaches of this Section 6.02 by any such Persons (as if such Persons were party to this Agreement for purposes of this Section 6.02)).

(d)    Notwithstanding any of the foregoing, nothing in this Section 6.02 will restrict in any manner the ability of the Managing Member to comply with its disclosure obligations under Law, and the extent to which any Confidential Information is necessary or desirable to disclose.

ARTICLE VII

COMPANY UNITS

7.01    Units.

(a)    Limited liability company interests in the Company shall be represented by Units. At the execution of this Agreement, the Units are comprised of only Common Units. Immediately after giving effect to the transactions contemplated by the Merger Agreement, each Member holds the number of Units set forth opposite such Member’s name on Exhibit A attached hereto. For the avoidance of doubt, in connection with the Class A Restricted Common Stock Consideration issued by the Managing Member to certain holders of Merger Partner PIUs, the Company has issued to the Managing Member a corresponding number of Common Units. Such Common Units shall be subject to the same vesting or forfeiture terms as the corresponding restricted Class A Common Shares; if any restricted Class A Common Shares vest or are forfeited, then a corresponding number of the Common Units issued by the Company to the Managing Member shall automatically vest or be forfeited. Common Units which correspond to the Class A Restricted Common Stock Consideration shall participate in Distributions pursuant to Article IV the extent that the holders of the corresponding restricted Class A Common Shares are entitled to receive dividends thereon pursuant to the terms of the Company Plan. Any cash or property held by either the Managing Member or the Company or on either’s behalf in respect of dividends paid on restricted Class A Common Shares that fail to vest shall be returned to the Company upon the forfeiture of such restricted Class A Common Shares.

(b)    Subject to Section 7.04, the Managing Member in its sole discretion may establish and issue, from time to time in accordance with such procedures as the Managing Member shall determine from time to time, additional Units, in one or more classes or series of Units, or other Company securities, at such price, and with such designations, preferences and relative, participating, optional or other special rights, powers and duties (which may be senior to existing Units, classes and series of Units or other Company securities), as shall be determined by the Managing Member without the approval of any Member or any other Person who may acquire an interest in any of the Units, including (i) the right of such Units to share in Profits and Losses or items thereof; (ii) the right of such Units to share in Distributions; (iii) the rights of such Units upon dissolution and winding up of the Company; (iv) whether, and the terms and conditions upon which, the Company may or shall be required to redeem such Units (including sinking fund provisions); (v) whether such Units are issued with the privilege of conversion or exchange and, if so, the terms and conditions of such conversion or exchange; (vi) the terms and conditions upon which such Units will be issued, evidenced by certificates and assigned or transferred; (vii) the method for determining the Common Percentage Interest as to such Units; (viii) the terms and conditions of the issuance of such Units (including the amount and form of consideration, if any, to be received by the Company in respect thereof, the Managing Member being expressly authorized, in its sole discretion, to cause the Company to issue such Units for less than Fair Market Value); and (ix) the right, if any, of the holder of such Units to vote on Company matters, including matters relating to the relative designations, preferences, rights, powers and duties of such Units. Notwithstanding any other provision of this Agreement, the Managing Member in its sole discretion, without the approval of any Member or any other Person, is authorized (i) to issue Units or other Company securities of any newly established class or any existing class to Members or other Persons who may acquire an interest in the Company, including Equity Interests which constitute a “profits interest” to Persons within the meaning of IRS Revenue Procedures 93-27 and 2001-43 and IRS Notice 2005-43 and which will be issued with the intention that under current interpretations of the Code the recipient will not realize income upon the issuance of such Equity Interests, and that neither the Company nor any Member is entitled to any deduction either immediately or through depreciation or amortization as a result of the issuance of such Equity Interest; (ii) to amend this Agreement to reflect the creation of any such new class, the issuance of Units or other Company securities of such class, and the admission of any Person as a Member which has received Units or other Company securities; and (iii) to effect the combination, subdivision and/or reclassification of outstanding Units as may be necessary or appropriate to give economic effect to equity investments in the Company by the Managing Member that are not accompanied by the issuance by the Company to the Managing Member of additional Units and to update the books and records of the Company accordingly. Except as expressly provided in this Agreement to the contrary, any reference to “Units” shall include the Common Units and Units of any other class or series that may be established in accordance with this Agreement. All Units of a particular class shall have identical rights in all respects as all other Units of such class, except in each case as otherwise specified in this Agreement.

(c)    Notwithstanding anything to the contrary in this Agreement, the Managing Member shall not cause or permit the Company to issue, or authorize the issuance of, any Units unless the Managing Member has a sufficient number of Class A Common Stock authorized, available and reserved for issuance upon an exchange of such newly issued Units for Class A Common Stock pursuant to an Exchange Transaction.

(d)    Notwithstanding anything to the contrary in this Agreement, the Company shall not, and the Managing Member shall not cause the Company to, issue any Units if such issuance would result, in the Managing Member’s reasonable discretion, in the Company having more than one-hundred (100) “partners”, within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)) or if the Company already has more than one-hundred (100) “partners” but such issuance would further increase the number of “partners” in the Company; provided that, for such purposes, the Company and the Managing Member shall be entitled to assume that each person who is a Member immediately before the Closing is treated as a single partner within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)), unless otherwise required by applicable Law.

7.02    Register. The books and records of the Company shall be the definitive record of ownership of each Unit and all relevant information with respect to each Member. Unless the Managing Member in its sole discretion shall determine otherwise, Units shall be uncertificated and recorded in the books and records of the Company.

7.03    Registered Members. The Company shall be entitled to recognize the exclusive right of a Person registered on its records as the owner of Units for all purposes and shall not be bound to recognize any equitable or other claim to or interest in Units on the part of any other Person, whether or not it shall have express or other notice thereof, except as otherwise provided by the Act or other applicable Law.

7.04    Issuances, Repurchases and Redemptions, Recapitalizations.

(a)    Issuances by the Managing Member

(i)    Subject to Section 7.04(a)(ii) and the Exchange Agreement, if, at any time after the Closing Date, the Managing Member sells or issues Class A Common Shares or any other Equity Interests of the Managing Member (other than Class B Common Stock), (x) the Company shall concurrently issue to the Managing Member an equal number of Common Units (if the Managing Member issues Class A Common Stock), or an equal number of such other Equity Interests of the Company corresponding to the Equity Interests issued by the Managing Member (if the Managing Member issues Equity Interests other than Class A Common Stock), and with substantially the same rights to dividends and Distributions (including Distributions upon liquidation) and other economic rights as those of such Equity Interests of the Managing Member so issued and (y) the Managing Member shall concurrently contribute to the Company, the net proceeds or other property received by the Managing Member, if any, for such Class A Common Stock or other Equity Interest.

(ii)    Notwithstanding anything to the contrary contained in Section 7.04(a)(i) or Section 7.04(a)(iii), this Section 7.04(a) shall not apply to (x) the issuance and distribution to holders of Class A Common Stock or other Equity Interests of the Managing Member of rights to purchase Equity Interests of the Managing Member under a “poison pill” or similar shareholder rights plan (and upon exchange of Common Units for Class A Common Stock, such Class A Common Stock will be issued together with a corresponding right under such plan) or (y) the issuance under the Managing Member’s employee benefit plans of any warrants, options, stock appreciation right, restricted stock units, performance based award or other rights to acquire Equity Interests of the Managing Member, but shall in each of the foregoing cases apply to the issuance of Equity Interests of the Managing Member in connection with the exercise or settlement of such warrants, options, stock appreciation right, restricted stock units, performance based awards (including as set forth in clause (iii) below, as applicable).

(iii)    In the event any outstanding Equity Interest of the Managing Member is exercised or otherwise converted and, as a result, any Class A Common Shares or other Equity Interests of the Managing Member are issued (including as a result of the exercise of warrants of the Managing Member), (x) the corresponding Equity Interest outstanding at the Company, if any, shall be similarly exercised or otherwise converted, if applicable, (y) an equivalent number of Common Units or equivalent Equity Interests of the Company shall be issued to the Managing Member as required by the first sentence of Section 7.04(a)(i), and (z) the Managing Member shall concurrently contribute to the Company the net proceeds received by the Managing Member from any such exercise or conversion.

(b)    New Company Equity Interests. Except pursuant to the Exchange Agreement, (x) the Company may not issue any additional Common Units or Equity Interests of the Company to the Managing Member or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously therewith the Managing Member or such Subsidiary issues or Transfers an equal number of newly-issued Class A Common Shares of the Managing Member (or relevant Equity Interest of such Subsidiary) to another Person or Persons and contributes the net proceeds therefrom to the Company, and (y) the Company may not issue any other Equity Interests of the Company to the Managing Member or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously therewith the Managing Member or such Subsidiary issues or Transfers, to another Person, an equal number of newly-issued shares of Equity Interests of the Managing Member or such Subsidiary with substantially the same rights to dividends and Distributions (including Distributions upon liquidation) and other economic rights as those of such Equity Interests of the Company and contributes the net proceeds therefrom to the Company.

(c)    Repurchases and Redemptions.

(i)    Neither the Managing Member nor any of its Subsidiaries (other than the Company and its Subsidiaries) may redeem, repurchase or otherwise acquire (A) Class A Common Stock pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) unless substantially simultaneously therewith the Company redeems, repurchases or otherwise acquires from the Managing Member or such Subsidiary an equal number of Common Units for the same price per security, if any, or (B) any other Equity Interests of the Managing Member or any of its Subsidiaries (other than the Company and its Subsidiaries) pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) unless substantially simultaneously therewith the Company redeems, repurchases or otherwise acquires from the Managing Member or such Subsidiary an equal number of the corresponding class or series of Equity Interests of the Company with the same rights to dividends and Distributions (including Distributions upon liquidation) and other economic rights as those of such Equity Interests of the Managing Member or such Subsidiary for the same price per security, if any.

(ii)    The Company may not redeem, repurchase or otherwise acquire (x) any Common Units from the Managing Member or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously the Managing Member or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) an equal number of Class A Common Shares for the same price per security from holders thereof or (y) any other Equity Interests of the Company from the Managing Member or any of its Subsidiaries (other than the Company and its Subsidiaries) unless substantially simultaneously the Managing Member or such Subsidiary redeems, repurchases or otherwise acquires pursuant to a Board approved repurchase plan or program (or otherwise in connection with a transaction approved by the Board) for the same price per security an equal number of Equity Interests of the Managing Member (or such Subsidiary) of a corresponding class or series with substantially the same rights to dividends and Distributions (including Distributions upon liquidation) and other economic rights as those of such Equity Interests of the Managing Member or such Subsidiary.

(iii)    Notwithstanding the foregoing clauses (a) and (c) of this Section 7.04, to the extent that any consideration payable by the Managing Member in connection with the redemption, repurchase or acquisition of Class A Common Shares or other equity securities of the Managing Member or any of its Subsidiaries (other than the Company and its Subsidiaries) consists (in whole or in part) of Class A Common Shares or such other Equity Interests (including in connection with the cashless exercise of an option or warrant (or other convertible right or security)) other than under the Managing Member’s employee benefit plans for which there are no corresponding Common Units or other Equity Interests of the Company, the redemption, repurchase or acquisition of the corresponding Common Units or other Equity Interests of the Company shall be effectuated in a substantially similar manner.

(d)    Equity Subdivisions and Combinations.

(i)    The Company shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of the outstanding Equity Interests of the Company unless accompanied by an identical subdivision or combination, as applicable, of the outstanding related class or series of Equity Interest of the Managing Member, with corresponding changes made with respect to any other exchangeable or convertible Equity Interests of the Company and the Managing Member.

(ii)    the Managing Member shall not in any manner effect any subdivision (by any equity split, equity distribution, reclassification, recapitalization or otherwise) or combination (by reverse equity split, reclassification, recapitalization or otherwise) of any class or series of Equity Interests of the Managing Member, unless accompanied by an identical subdivision or combination, as applicable, of the outstanding related class or series of Equity Interest of the Company, with corresponding changes made with respect to any applicable exchangeable or convertible Equity Interests of the Company and the Managing Member.

(e)    General Authority. For the avoidance of doubt, but subject to Section 7.01, Section 7.02, and Section 7.04, the Company and the Managing Member shall be permitted to undertake all actions, including an issuance, cancellation, redemption, reclassification, distribution, division or recapitalization, with respect to the Common Units as the Managing Member determines is necessary to maintain at all times a one-to-one ratio between (i) the number of Class A Units owned by the Managing Member, directly or indirectly, and the number of outstanding Class A Common Shares, and (ii) the number of outstanding Class B Common Shares held by any Member other than the Managing Member and the number of Class A Units held, directly or indirectly, by such Member disregarding, for purposes of maintaining the one-to-one ratios in clause (i) and clause (ii), (A) options, rights or securities of the Managing Member issued under any plan involving the issuance of any Equity Interests that are convertible into or exercisable or exchangeable for Class A Common Shares, (B) treasury stock, or (C) preferred stock or other debt or equity securities (including warrants, options or rights) issued by the Managing Member that are convertible or into or exercisable or exchangeable for Class A Common Stock (but in each case prior to such conversion, exercise or exchange).

ARTICLE VIII

TRANSFER RESTRICTIONS

8.01    Member Transfers.

(a)    Except as otherwise agreed to in writing between the Managing Member and the applicable Member and reflected in the books and records of the Company or as otherwise provided in this Article VIII, no

Member or Assignee thereof may Transfer all or any portion of its Units or other interest in the Company (or beneficial interest therein) without the prior consent of the Managing Member, which consent may be given or withheld, or made subject to such conditions (including the receipt of such legal opinions and other documents that the Managing Member may require) as are determined by the Managing Member, in each case in the Managing Member’s sole discretion, and which consent may be in the form of a plan or program entered into or approved by the Managing Member, in its sole discretion. Any such determination in the Managing Member’s sole discretion in respect of Units shall be final and binding. Such determinations need not be uniform and may be made selectively among Members, whether or not such Members are similarly situated, and shall not constitute the breach of any duty hereunder or otherwise existing at law, in equity or otherwise. Any purported Transfer of Units that is not in accordance with, or subsequently violates, this Agreement shall be, to the fullest extent permitted by law, null and void. If a Member Transfers all or a portion of its Common Units to a Transferee in compliance with this Agreement, the Member shall surrender a number of Class B Common Shares to the Managing Member equal to the number of Transferred Common Units, such Class B Common Shares will be immediately cancelled, and the Managing Member shall issue the same number of Class B Common Shares to such Transferee upon its admittance to the Company as a Member.

(b)    Notwithstanding anything otherwise to the contrary in this Agreement, each Member may Transfer Units in Exchange Transactions pursuant to, and in accordance with, the Exchange Agreement; provided that in the case of any Member other than a Member holding at least 3% of the Common Percentage Interest, that (excluding, for purposes of this calculation, Common Units then owned by the Managing Member (if any) or any Subsidiary of the Managing Member (if any)) such Exchange Transactions shall be effected in compliance with reasonable policies that the Managing Member may adopt or promulgate from time to time and advise the Members of in writing (including policies requiring the use of designated administrators or brokers) in its reasonable discretion; provided, further, that if such policies conflict with the terms of the Exchange Agreement, the provisions of the Exchange Agreement shall apply in lieu thereof to any Exchange Transaction to the extent of such conflict.

(c)    Notwithstanding anything otherwise to the contrary in this Section 8.01, an individual Member may Transfer all or any portion of his, her or its Restricted Securities without consideration to (i) any member of his or her Family Group or (ii) any Affiliate of such Member (including any direct or indirect partner, shareholder, equityholder of such Member or any Affiliated investment fund or vehicle of such Member or such Member’s direct or indirect partners, shareholders or equityholders), but excluding any Affiliate under this clause (ii) who operates or engages in a business which competes with the business of Managing Member or the Company, and (iii) to a trust solely for the benefit of such Member and such Member’s Family Group (or a re-Transfer of such Restricted Securities by such trust back to such Member upon the revocation of any such trust) or pursuant to the applicable Laws of descent or distribution among such Member’s Family Group, in each case, in a Transfer that complies with Section 8.06 (each of clauses (i)-(iii), an “Exempt Transfer”); provided that the restrictions contained in this Agreement will continue to apply to the Restricted Securities after any Exempt Transfer and each Transferee of Restricted Securities shall agree in writing, by entering into an appropriate supplemental agreement in such form and terms as the Managing Member may reasonably specify, prior to and as a condition precedent to the effectiveness of such Exempt Transfer, to be bound by the provisions of this Agreement, without modification or condition, subject only to the consummation of such Exempt Transfer. Upon the Exempt Transfer of Restricted Securities, the transferor will deliver written notice to the Company, which notice will disclose in reasonable detail the identity of such Transferee(s) and shall include an executed original counterpart of this Agreement in a form acceptable to the Managing Member. Notwithstanding the foregoing, no party hereto shall avoid the provisions of this Agreement by making one or more Exempt Transfers to one or more Transferees and then disposing of all or any portion of any such party’s interest in such Transferee if such disposition would result in such Transferee ceasing to be a Permitted Transferee. The Managing Member may implement other policies and procedures to permit the Transfer of Restricted Securities by the other Members for personal planning purposes and any such Transfer effected in compliance with such policies and procedures shall not require the prior consent of the Managing Member.

8.02    Purported Transfers Void. Any Transfer or attempted Transfer of any Units in violation of any provision of this Agreement shall, to the fullest extent permitted by Law, be null and void ab inito, and the Company will not record such Transfer on its books or treat any purported Transferee of such Units as the owner of such securities for any purpose.

8.03    Mandatory Exchanges. The Managing Member may in its sole discretion at any time and from time to time, without the consent of any Member or other Person, cause to be Transferred to the Managing Member in an Exchange Transaction any and all Units, except for Units held by any Member holding at least 3% of the Common Percentage Interest (excluding, for purposes of this calculation, Common Units then owned by the Managing Member or any Subsidiary of the Managing Member) (a “Mandatory Exchange”); provided that, if at any time:

(a)    the Company has more than one-hundred (100) “partners”, within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)), and

(b)    there are not binding agreements by and among Members and the Company and/or its assignees to sell Units in a manner that will not cause the Company to be classified as a “publicly traded partnership” within the meaning of Section 7704 of the Code that would cause the Company to have one-hundred (100) or fewer “partners”, within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)), upon the consummation of the transactions contemplated by such agreements (including, agreements to tender Units to the Company or one or more purchasers approved by the Company), then the Company shall promptly cause a Mandatory Exchange to be effected with respect to a number of Member holding less than 3% of the Common Percentage Interest (excluding, for purposes of this calculation, Common Units then owned by the Managing Member) sufficient to cause the Company to have no more than one-hundred (100) “partners”, within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)), upon the consummation of such Mandatory Exchange. Any Mandatory Exchange need not be uniform and may be made by the Company and Managing Member selectively among the Members, whether or not such Members are similarly situated; provided that, in the event that a tender offer, share exchange offer, take-over bid, recapitalization or similar transaction with respect to any Class A Common Shares (a “Managing Member Offer”) is proposed by the Managing Member or is proposed to the Managing Member or its stockholders and approved by the Board or is otherwise effected or to be effected with the consent or approval of the Board that would result in Managing Member undergoing a Change of Control, then the Managing Member shall require, and each Member shall be deemed to effect, an Exchange Transaction with respect to any and all Units held by all Members conditioned upon, and subject to, the consummation of such Managing Member Offer or Change of Control, in each case, to the extent that such Member has not effected an Exchange Transaction with respect to all of its Units prior to the consummation of such transaction.

8.04    Encumbrances. No Member or Assignee may create an Encumbrance with respect to all or any portion of its Units (or any beneficial interest therein) other than Encumbrances that run in favor of the Member unless the Managing Member consents in writing thereto, which consent may be given or withheld, or made subject to such conditions as are determined by the Managing Member, in the Managing Member’s sole discretion. Consent of the Managing Member shall be withheld until the holder of the Encumbrance acknowledges the terms and conditions of this Agreement. Any purported Encumbrance that is not in accordance with this Agreement shall be, to the fullest extent permitted by law, null and void.

8.05    Approved Qualified Transaction.

(a)    In the event that the Managing Member and the holders of a majority of the voting power of all outstanding capital stock of the Managing Member entitled to vote thereon approve a Qualified Transaction (the “Approved Qualified Transaction”), each other Member (each, a “Required Member”) agrees to Transfer all of such Required Member’s Units in connection with such Approved Qualified Transaction (the “Drag-Along Right”) for an amount of consideration per Unit and corresponding shares of Class B Common Stock equal (before taking into account any rights such Required Member may have under the Tax Receivable Agreement) to the amount of consideration to be received per share of Class A Common Stock by the holders thereof (the “Drag Price”), and otherwise with respect to such Units on the same terms and conditions as apply to the Class A Common Shares in such Approved Qualified Transaction, with such modifications as are appropriate, as determined in good faith by the Managing Member, solely to reflect the fact that Units and corresponding Class B Common Shares rather than Class A Common Shares will be Transferred in the first instance by such Member. Any Transfer effected in connection with the Drag-Along Right shall be structured in the sole discretion of the Managing Member and, without limitation to any other structure, the Managing Member will use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the Members to participate in such Approved Qualified Transaction to the same extent or on an economically equivalent basis as the holders of Class A Common Shares without discrimination; provided that, without limiting the generality of this sentence, the Managing Member will use its reasonable best efforts expeditiously and in good faith to ensure that such Members may participate in each such Approved Qualified Transaction without being required to have their Common Units and Class B Common Shares redeemed (or, if so required, to ensure that any such redemption shall be effective only upon, and shall be conditional upon, the closing of such Approved Qualified Transaction, or, as applicable, to the extent necessary to exchange the number of Common Units being repurchased).

(b)    The Managing Member shall send written notice (the “Drag-Along Notice”) to the Company and the Required Members at least thirty (30) days prior to the closing of the Approved Qualified Transaction notifying them that such Required Members will be required to sell all (but not less than all) of their Units in such sale, and setting forth (i) a copy of the written proposal or agreement pursuant to which the Approved Qualified Transaction will be effected, (ii) the Drag Price, (iii) the terms and conditions of Transfer and payment and (iv) the date and location of and procedures for selling the Units. In the event that the information set forth in the Drag-Along Notice changes from that set forth in the initial Drag-Along Notice, a subsequent Drag-Along Notice shall be delivered by the Managing Member no less than seven (7) days prior to the closing of the Approved Qualified Transaction. Notwithstanding the foregoing, to the extent that any of the foregoing information to be included in the Drag-Along Notice is publicly available, the Managing Member shall not be required to include such information in the Drag-Along Notice or deliver a subsequent Drag-Along Notice. Each Required Member shall thereafter be obligated to sell their Units and corresponding Class B Common Shares on the terms set forth in the Drag-Along Notice.

(c)    Upon receipt of a Drag-Along Notice, each Required Member receiving such notice shall be obligated to sell all of its Units and corresponding Class B Common Shares in the Approved Qualified Transaction as contemplated by the Drag-Along Notice for the Drag Price, on the terms and conditions described in this Section 8.05, including by executing any document containing customary representations, warranties and agreements with respect to itself and its ownership of the Units or Class B Common Shares, as applicable, as requested by the Managing Member in connection with the Approved Qualified Transaction, which representations, warranties, indemnities and agreements shall be substantially the same as those contained in any letter of transmittal to be executed by the holders of Class A Common Shares with such modifications as are appropriate, as determined in good faith by the Managing Member, solely to reflect the fact that Units or Class B Common Shares, as applicable, rather than Class A Common Shares will be transferred by such Required Member. The Managing Member and each Required Member shall cooperate in good faith in connection with the consummation of the Approved Qualified Transaction.

8.06    Further Restrictions.

(a)    Units issued from time to time after the date of this Agreement, including Units issued under equity incentive plans of the Company or the Managing Member (or upon settlement of awards granted under such plans), may be subject to such additional or other terms and conditions, including with regard to vesting, forfeiture, minimum retained ownership and Transfer, as may be agreed between the Managing Member and the applicable Member and reflected in the books and records of the Company. Such requirements, provisions and restrictions need not be uniform and may be waived or released by the Managing Member in its sole discretion with respect to all or a portion of the Units owned by any one or more Members at any time and from time to time, and shall not constitute the breach of any duty hereunder or otherwise existing at law, in equity or otherwise.

(b)    Notwithstanding any contrary provision in this Agreement, in no event may any Transfer of a Unit (other than, in each case, in accordance with the Exchange Agreement) be made by any Member or Assignee if the Managing Member determines that:

(i)    such Transfer is made to any Person who lacks the legal right, power or capacity to own such Unit;

(ii)    except pursuant to an Exchange Transaction, such Transfer would require the registration of such transferred Unit or of any Class of Unit pursuant to any applicable U.S. federal or state securities Laws (including the Securities Act or the Exchange Act) or other non-U.S. securities Laws or would constitute a non-exempt distribution pursuant to applicable provincial or state securities Laws;

(iii)    such Transfer would cause (i) all or any portion of the assets of the Company to (A) constitute “plan assets” (under ERISA, the Code or any applicable Similar Law) of any existing or contemplated Member, or (B) be subject to the provisions of ERISA, Section 4975 of the Code or any applicable Similar Law, or (ii) the Managing Member to become a fiduciary with respect to any existing or contemplated Member, pursuant to ERISA, any applicable Similar Law, or otherwise;

(iv)    to the extent requested by the Managing Member, the Company does not receive such legal and/or tax opinions and written instruments (including copies of any instruments of Transfer and such Assignee’s consent to be bound by this Agreement as an Assignee) that are in a form satisfactory to the Managing Member, as determined in the Managing Member’s sole discretion; provided that no such legal and/or tax opinions shall be required for a Transfer by a Member holding at least 3% of the Common Percentage Interest (excluding, for purposes of this calculation, Common Units then owned by the Managing Member (if any) or any Subsidiary of the Managing Member (if any));

(v)    such Transfer would cause the Company to be treated as having more than one-hundred (100) “partners” within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)) or if the Company already has more than one-hundred (100) “partners” but such issuance would further increase the number of “partners” in the Company; or

(vi)    the Managing Member shall reasonably determine that such Transfer would pose a material risk that the Company would be treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code and the Treasury Regulations promulgated thereunder.

All determinations with respect to this Section 8.06 shall be made by the Managing Member in its sole discretion; provided, however, that all such determinations with respect to a Member holding at least 3% of the Common Percentage Interest (excluding, for purposes of this calculation, Common Units then owned by the Managing Member (if any) or any Subsidiary of the Managing Member (if any)) shall be made by the Managing Member exercising its reasonable discretion.

(c)    In addition, notwithstanding any contrary provision in this Agreement, to the extent the Managing Member shall reasonably determine that interests in the Company do not meet the requirements of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations

Section 1.7704-1(h)(3) in a taxable year, provided that, for such purpose, the Company and the Managing Member shall assume that each Original Member is treated as a single partner within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)) unless otherwise required by applicable Law), in no event may any Transfer or assignment of Units by any Member be made if such Transfer would, in the Managing Member’s reasonable discretion, (i) be considered to be effected on or through an “established securities market” or a “secondary market or the substantial equivalent thereof” as such terms are used in Treasury Regulations Section 1.7704-1, (ii) materially increase the possibility of the Company becoming a “publicly traded partnership” within the meaning of Section 7704 of the Code, or (iii) cause the Company to be treated as a “publicly traded partnership” within the meaning of Section 7704 of the Code or successor provision of the Code or to be treated as an association taxable as a corporation pursuant to the Code. For the avoidance of doubt, any Transfer that constitutes a “block transfer” within the meaning of Treasury Regulation Section 1.7704-1(e)(2) shall not be considered to be (i) effected on or through an “established securities market” or a “secondary market or the substantial equivalent thereof” as such terms are used in Treasury Regulations Section 1.7704-1, (ii) materially increase the possibility of the Company becoming a “publicly traded partnership” within the meaning of Section 7704 of the Code, or (iii) cause the Company to be treated as a “publicly traded partnership.” Notwithstanding anything contrary in this Agreement, in no event may any Transfer, assignment of Units, or other Transfer of beneficial entitlement to Units by any Member be made if such Transfer would cause the Company to be treated as having more than one-hundred (100) “partners” within the meaning of Treasury Regulations Section 1.7704-1(h) (determined taking into account the rules of Treasury Regulations Section 1.7704-1(h)(3)) or if the Company already has more than one-hundred (100) “partners” but such issuance would further increase the number of “partners” in the Company. For purposes of determining whether a Transfer is a “block transfer” if at any time the Company is managed by a Managing Member such Managing Member shall be treated as a “general partner.”

(d)    Transfers of Units (other than pursuant to an Exchange Transaction) that are otherwise permitted by this Article VIII may only be made on the first day of a fiscal quarter of the Company, unless the Managing Member otherwise agrees.

(e)    To the fullest extent permitted by law, any Transfer in violation of this Article VIII shall be deemed null and void ab initio and of no effect.

8.07    Rights of Assignees. Subject to Section 8.06(b), the Transferee of any permitted Transfer pursuant to this Article VIII will be an assignee only (“Assignee”), and only will receive, to the extent transferred, the Distributions and allocations of income, gain, loss, deduction, credit or similar item to which the Member which transferred its Units would be entitled, and such Assignee will not be entitled or enabled to exercise any other rights or powers of a Member, such other rights, and all obligations relating to, or in connection with, such interest remaining with the transferring Member. The transferring Member will remain a Member even if it has transferred all of its Units to one or more Assignees until such time as the Assignee(s) is admitted to the Company as a Member pursuant to Section 8.08.

8.08    Admissions, Resignations and Removals.

(a)    No Person may be admitted to the Company as an additional Managing Member or substitute Managing Member without the prior written consent of each incumbent Managing Member, which consent may be given or withheld, or made subject to such conditions as are determined by each incumbent Managing Member, in each case in the sole discretion of each incumbent Managing Member. A Managing Member will not be entitled to resign as a Managing Member of the Company unless another Managing Member shall have been admitted hereunder (and not have previously been removed or resigned).

(b)    No Member will be removed or entitled to resign from being a Member of the Company except in accordance with Section 8.09 hereof. Any additional Managing Member or substitute Managing Member admitted as a Managing Member of the Company pursuant to this Section 8.08 is hereby authorized to, and shall, continue the Company without dissolution.

(c)    Except as otherwise provided in Article IX or the Act, no admission, substitution, resignation or removal of a Member will cause the dissolution of the Company. To the fullest extent permitted by law, any purported admission, resignation or removal that is not in accordance with this Agreement shall be null and void.

8.09    Admission of Assignees as Substitute Members. An Assignee will become a substitute Member only if and when each of the following conditions is satisfied:

(a)    the Managing Member consents in writing to such admission, which consent may be given or withheld, or made subject to such conditions as are determined by the Managing Member, in each case in the Managing Member’s sole discretion;

(b)    if required by the Managing Member, the Managing Member receives written instruments (including copies of any instruments of Transfer and such Assignee’s consent to be bound by this Agreement as a substitute Member) that are in a form satisfactory to the Managing Member (as determined in its sole discretion);

(c)    if required by the Managing Member, the Managing Member receives an opinion of counsel satisfactory to the Managing Member to the effect that such Transfer is in compliance with this Agreement and all applicable Law; and

(d)    if required by the Managing Member, the parties to the Transfer, or any one of them, pays all of the Company’s reasonable expenses connected with such Transfer (including, but not limited to, the reasonable legal and accounting fees of the Company).

Notwithstanding anything herein to the contrary, to the fullest extent permitted by Law, any Person who acquires in any manner whatsoever any Units, irrespective of whether such Person has accepted and adopted in writing the terms and conditions of this Agreement shall be deemed by acceptance of the benefits of the acquisition thereof to have agreed to be subject to and bound by all of the terms and conditions of this Agreement to which any predecessor in such Units was subject or by which such predecessor was bound.

8.10    Resignation and Removal of Members. Subject to Section 8.06, if a Member (other than the Managing Member) ceases to hold any Units then such Member shall cease to be a Member and to have the power to exercise any rights or powers of a member of the Company, and shall be deemed to have resigned from the Company.

8.11    Withholding. In the event any transfer is permitted pursuant to this Article VIII, the transferring parties shall demonstrate to the satisfaction of the Managing Member either that no withholding is required in connection with such transfer under applicable U.S. federal, state, local or non-U.S. law (including under Section 1445 or 1446 of the Code) or that any amounts required to be withheld in connection with such transfer under applicable U.S. federal, state, local or non-U.S. law (including under Section 1446 of the Code, other than by reason of Section 1446(f)(4)) have been so withheld. The transferring parties shall furnish any forms, certifications or other documentation reasonably requested by the Managing Member for purposes of determining whether withholding is required in connection with such transfer or the amount of tax, if any, required to be withheld has been remitted to the applicable governmental authority.

8.12    Allocations in Respect of Transferred Units. With regard to the Managing Member’s acquisition of Common Units in connection with the Company Merger, Profits or Losses shall be allocated to the Members of the Company so as to take into account the varying interests of the Members in the Company using an “interim closing of the books” method in a manner that complies with the provisions of Section 706 of the Code and the Treasury Regulations thereunder. If during any taxable year there is any other change in any Member’s Units in the Company, the Managing Member shall consult in good faith with the Original Member Representative and the tax advisors to the Company and allocate the Profits or Losses to the Members of the Company so as to take into account the varying interests of the Members in the Company using an “interim closing of the books” method in a manner that complies with the provisions of Section 706 of the Code and the Treasury Regulations thereunder; provided, however, that such allocations may instead be made in another manner that complies with the provisions of Section 706 of the Code and the Treasury Regulations thereunder and that is selected by the Managing Member in its reasonable discretion (after consulting in good faith with the Original Member Representative); provided that, the Original Member Representative shall not have the consultation right described in this Section 8.11 in the event that the Original Member Representative owns less than 50% of the Units owned by the Original Member Representative immediately following the Closing Date.

ARTICLE IX

DISSOLUTION, LIQUIDATION AND TERMINATION

9.01    No Dissolution. Except as required by the Act, the Company shall not be dissolved by the admission of additional Members or resignation of Members in accordance with the terms of this Agreement. The Company may be dissolved, liquidated, wound up and terminated only pursuant to the provisions of this Article IX, and the Members hereby irrevocably waive any and all other rights they may have to cause a dissolution of the Company or a sale or partition of any or all of the Company assets.

9.02    Events Causing Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the occurrence of any of the following events:

(a)    the entry of a decree of judicial dissolution of the Company under Section 18-802 of the Act upon the finding by a court of competent jurisdiction that it is not reasonably practicable to carry on the business of the Company in conformity with this Agreement;

(b)    any event which makes it unlawful for the business of the Company to be carried on by the Members;

(c)    the written consent of all Members;

(d)    at any time, there are no Members, unless the Company is continued in accordance with the Act; or

(e)    the determination of the Managing Member in its reasonable discretion; provided that, in the event of a dissolution pursuant to this clause (e), the relative economic rights of each Class of Units immediately prior to such dissolution shall be preserved to the greatest extent practicable with respect to Distributions made to Members pursuant to Section 9.03 below in connection with the winding up of the Company, taking into consideration tax and other legal constraints that may adversely affect one or more parties hereto and subject to compliance with applicable Laws and regulations, unless, and to the extent that, with respect to any Class of Units, holders of not less than 90% of the Units of such Class consent in writing to a treatment other than as described above.

9.03    Distribution upon Dissolution. Upon dissolution, the Company shall not be terminated and shall continue until the winding up of the affairs of the Company is completed. Upon the winding up of the Company, the Managing Member, or any other Person designated by the Managing Member (the “Liquidation Agent”), shall take full account of the assets and liabilities of the Company and shall, unless the Managing Member determines otherwise, liquidate the assets of the Company as promptly as is consistent with obtaining the fair value thereof. The proceeds of any liquidation shall be applied and distributed in the following order:

(a)    First, to the satisfaction of debts and liabilities of the Company (including satisfaction of all indebtedness to Members and/or their Affiliates to the extent otherwise permitted by law) including the expenses of liquidation, and including the establishment of any reserve which the Liquidation Agent shall deem reasonably necessary for any contingent, conditional or unmatured contractual liabilities or obligations of the Company (“Contingencies”). Any such reserve may be paid over by the Liquidation Agent to any attorney-at-law, or acceptable party, as escrow agent, to be held for disbursement in payment of any Contingencies and, at the expiration of such period as shall be deemed advisable by the Liquidation Agent for Distribution of the balance in the manner hereinafter provided in this Section 9.03;

(b)    Second, to the payment to the Members of any debts (and any accrued interest thereon), owed by the Company to such Members; and

(c)    The balance, if any, to the Members in accordance with Section 4.02.

9.04    Time for Liquidation. A reasonable amount of time shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors so as to enable the Liquidation Agent to minimize the losses attendant upon such liquidation. Notwithstanding the provisions of Section 9.03, but subject to the order of priorities set forth therein, if upon dissolution of the Company the Liquidation Agent determines that an immediate sale of part or all of the Company’s assets would be impractical or would cause undue loss (or would otherwise not be beneficial) to the Members, the Liquidation Agent may, in its sole discretion, defer for a reasonable time the winding up of any assets except those necessary to satisfy Company liabilities (other than loans to the Company by Members) and reserves. Subject to the order of priorities set forth in Section 9.03, the Liquidation Agent may, in its sole discretion, distribute to the Members, in lieu of cash, either (i) all or any portion of such remaining Company assets in-kind in accordance with the provisions of Section 9.03, (ii) as tenants in common and in accordance with the provisions of Section 9.03, undivided interests in all or any portion of such Company assets or (iii) a combination of the foregoing. Any such Distributions in kind shall be subject to (x) such conditions relating to the disposition and management of such assets as the Liquidation Agent deems reasonable and equitable and (y) the terms and conditions of any agreements governing such assets (or the operation thereof or the holders thereof) at such time. Any Company assets distributed in kind will first be written up or down to their Fair Market Value, thus creating Profit or Loss (if any), which shall be allocated in accordance with Article V. The Liquidation Agent shall determine the Fair Market Value of any property distributed in accordance with the valuation procedures set forth in Article XI.

9.05    Termination. The Company shall terminate when all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the holders of Units in the manner provided for in this Article IX, and the Certificate shall have been cancelled in the manner required by the Act.

9.06    Claims of the Members. The Members shall look solely to the Company’s assets for the return of their Capital Contributions, and if the assets of the Company remaining after payment of or due provision for all debts, liabilities and obligations of the Company are insufficient to return such Capital Contributions, the Members shall have no recourse against the Company or any other Member or any other Person. No Member with a negative balance in such Member’s Capital Account shall have any obligation to the Company or to the other Members or to any creditor or other Person to restore such negative balance during the existence of the Company, upon dissolution or termination of the Company or otherwise, except to the extent required by the Act.

9.07    Survival of Certain Provisions. Notwithstanding anything to the contrary in this Agreement, the provisions of Sections 5.07, 10.01, 10.02, 12.09 and 12.10 shall survive the termination of the Company.

ARTICLE X

LIABILITY AND INDEMNIFICATION

10.01    Liability of Members.

(a)    No Member and no Affiliate, manager, member, employee or agent of a Member shall be liable for any debt, obligation or liability of the Company or of any other Member or have any obligation to restore any deficit balance in its Capital Account solely by reason of being a Member of the Company, except to the extent required by the Act.

(b)    This Agreement is not intended to, and does not, create or impose any duty (including any fiduciary duty) on any of the Members (including the Managing Member) hereto or on their respective Affiliates. Further, notwithstanding any other provision of this Agreement or any duty otherwise existing at law or in equity, the parties hereto agree that no Member or Managing Member shall, to the fullest extent permitted by law, have duties (including fiduciary duties) to any other Member or to the Company, and in doing so, recognize, acknowledge and agree that their duties and obligations to one another and to the Company are only as expressly set forth in this Agreement; provided, however, that each Member shall have the duty to act in accordance with the implied contractual covenant of good faith and fair dealing.

(c)    To the extent that, at law or in equity, any Member (including the Managing Member) has duties (including fiduciary duties) and liabilities relating thereto to the Company, to another Member or to another Person who is a party to or is otherwise bound by this Agreement, the Members (including the Managing Member) acting under this Agreement will not be liable to the Company, to any such other Member or to any such other Person who is a party to or is otherwise bound by this Agreement, for their good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities relating thereto of any Member (including the Managing Member) otherwise existing at law or in equity, are agreed by the Members to replace to that extent such other duties and liabilities of the Members relating thereto (including the Managing Member).

(d)    The Managing Member may consult with legal counsel, accountants and financial or other advisors selected by it, and any act or omission taken by the Managing Member on behalf of the Company or in furtherance of the interests of the Company in good faith in reliance upon and in accordance with the advice of such Person as to matters the Managing Member reasonably believes to be within such Person’s professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such opinion or advice, and the Managing Member will be fully protected in so acting or omitting to act so long as such counsel or accountants or financial or other advisors were selected with reasonable care.

(e)    To the fullest extent permitted by applicable Law, the doctrine of corporate opportunity, or any analogous doctrine, shall not apply to (a) any Member that is not a director, manager, officer or employee of the Managing Member or any of their respective Subsidiaries, in which case solely acting in their capacity as such, (b) any of their respective Affiliates (other than the Company, the Managing Member or any of their respective Subsidiaries), (c) any Person that was a Member immediately before the Closing or any of its respective Affiliates (including its respective investors and equityholders and any associated Persons or investment funds or any of their respective portfolio companies or investments) or (d) any of the respective officers, managers, directors, agents, shareholders, members, and equityholders of any of the foregoing (but in each case excluding any director, manager, officer or employee of the Managing Member or any of their respective Subsidiaries solely acting in their capacity as such) (each a “Business Opportunities Exempt Party”). The Company and each of the Members, on its own behalf and on behalf of their respective Affiliates and equityholders, hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, business opportunities that are from time to time presented to any Business Opportunities Exempt Party and irrevocably waives any right to require any Business Opportunity Exempt Party to act in a manner inconsistent with the provisions of this Section 10.01(e). No Business Opportunities Exempt Party who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Managing Member, the Company or any of their respective Subsidiaries, Affiliates or equityholders shall have any duty to communicate or offer such opportunity to the Company and none of the Managing Member, the Company or any of their respective Subsidiaries, Affiliates or equityholders will acquire or be entitled to any interest or participation in any such transaction, agreement, arrangement or other matter or opportunity as a result of participation therein by a Business Opportunity Exempt Party. This Section 10.01(e) shall not apply to, and no interest or expectancy of the Company is renounced with respect to, any opportunity offered to any director or officer of the Managing Member or its Subsidiaries if such opportunity is expressly offered or presented to, or acquired or developed by, such Person solely in his or her capacity as a director or officer of the Managing Member or its Subsidiaries. No amendment or repeal of this Section 10.01(e) shall apply to or have any effect on the liability or alleged liability of any Business Opportunities Exempt Party for or with respect to any opportunities of which any such Business Opportunities Exempt Party becomes aware prior to such amendment or repeal. Any Person purchasing or otherwise acquiring any interest in any Units shall be deemed to have notice of and consented to the provisions of this Section 10.01(e). Neither the amendment or repeal of this Section 10.01(e), nor the adoption of any provision of this Agreement inconsistent with this Section 10.01(e), shall eliminate or reduce the effect of this Section 10.01(e) in respect of any business opportunity first identified or any other matter occurring, or any cause of action that, but for this Section 10.01(e), would accrue or arise, prior to such amendment, repeal or adoption. No action or inaction taken by any Business Opportunities Exempt Party in a manner consistent with this Section 10.01(e) shall be deemed to be a violation of any fiduciary or other duty owed to any Person.

10.02    Indemnification.

(a)    Exculpation and Indemnification. Notwithstanding any other provision of this Agreement, whether express or implied, to the fullest extent permitted by law, no Indemnitee shall be liable to the Company or any Member for any act or omission in relation to the Company or this Agreement or any transaction contemplated hereby taken or omitted by an Indemnitee unless such Indemnitee’s conduct constituted fraud, bad faith or willful misconduct. To the fullest extent permitted by law, as the same exists or hereafter be amended (but in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), the Company shall indemnify any Indemnitee who was or is made or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding (brought in the right of the Company or otherwise), whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal (hereinafter a “Proceeding”), including appeals, by reason of his or her or its status as an Indemnitee or by reason of any action alleged to have been taken or omitted to be taken by Indemnitee in such capacity, for and against all loss and liability suffered and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement reasonably incurred by such Indemnitee in connection with such action, suit or proceeding, including appeals; provided that such Indemnitee shall not be entitled to indemnification hereunder if, but only to the extent that, such Indemnitee’s conduct constituted fraud, bad faith or willful misconduct. Notwithstanding the preceding sentence, except as otherwise provided in Section 10.02(c), the Company shall be required to indemnify an Indemnitee in connection with any action, suit or proceeding (or part thereof) (i) commenced by such Indemnitee only if the commencement of such action, suit or proceeding (or part thereof) by such Indemnitee was authorized by the Managing Member, and (ii) by or in the right of the Company only if the Managing Member has provided its prior written consent. The indemnification of any Indemnitee shall, to the extent not in conflict with such policy, be secondary to any and all payment to which such Indemnitee is entitled from any relevant insurance policy issued to or for the benefit of the Company or any Indemnitee.

(b)    Advancement of Expenses. To the fullest extent permitted by law, the Company shall promptly pay reasonable expenses (including attorneys’ fees) incurred by any Indemnitee in appearing at, participating in or defending any Proceeding in advance of the final disposition of such Proceeding, including appeals, upon presentation of an undertaking on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Section 10.02 or otherwise.

Notwithstanding the preceding sentence, except as otherwise provided in Section 10.02(c), the Company shall be required to pay expenses of an Indemnitee in connection with any Proceeding (or part thereof) (i) commenced by such Indemnitee only if the commencement of such action, suit or proceeding (or part thereof) by such Indemnitee was authorized by the Managing Member and (ii) by or in the right of the Company only if the Managing Member has provided its prior written consent.

(c)    Unpaid Claims. If a claim for indemnification (following the final disposition of such Proceeding) or advancement of expenses under this Section 10.02 is not paid in full within 30 days after a written claim therefor by any Indemnitee has been received by the Company, such Indemnitee may file proceedings to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Company shall have the burden of proving that such Indemnitee is not entitled to the requested indemnification or advancement of expenses under applicable Law.

(d)    Insurance.

(i)    To the fullest extent permitted by law, the Company may purchase and maintain insurance on behalf of any Person described in Section 10.02(a) against any liability asserted against such person, whether or not the Company would have the power to indemnify such person against such liability under the provisions of this Section 10.02 or otherwise.

(ii)    In the event of any payment by the Company under this Section 10.02, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of the Indemnitee from any relevant other Person or under any insurance policy issued to or for the benefit of the Company, such relevant other Person, or any Indemnitee. Each Indemnitee agrees to execute all papers required and take all action necessary to secure such rights, including the execution of such documents as are necessary to enable the Company to bring suit to enforce any such rights in accordance with the terms of such insurance policy or other relevant document. The Company shall pay or reimburse all expenses actually and reasonably incurred by the Indemnitee in connection with such subrogation.

(iii)    The Company shall not be liable under this Section 10.02 to make any payment of amounts otherwise indemnifiable hereunder (including, but not limited to, judgments, fines and amounts paid in settlement, and excise taxes with respect to an employee benefit plan or penalties) if and to the extent that the applicable Indemnitee has otherwise actually received such payment under this Section 10.02 or any insurance policy, contract, agreement or otherwise.

(e)    Non-Exclusivity of Rights. The provisions of this Section 10.02 shall be applicable to all actions, claims, suits or proceedings made or commenced after the date of this Agreement, whether arising from acts or omissions to act occurring before or after its adoption. The provisions of this Section 10.02 shall be deemed to be a contract between the Company and each person entitled to indemnification under this Section 10.02 (or legal representative thereof) who serves in such capacity at any time while this Section 10.02 and the relevant provisions of applicable Law, if any, are in effect, and any amendment, modification or repeal hereof shall not affect any rights or obligations then existing with respect to any state of facts or any action, suit or proceeding then or theretofore existing, or any action, suit or proceeding thereafter brought or threatened based in whole or in part on any such state of facts. If any provision of this Section 10.02 shall be found to be invalid or limited in application by reason of any law or regulation, it shall not affect the validity of the remaining provisions hereof. The rights of indemnification provided in this Section 10.02 shall neither be exclusive of, nor be deemed in limitation of, any rights to which any person may otherwise be or become entitled or permitted by contract, this Agreement or as a matter of law, both as to actions in such person’s official capacity and actions in any other capacity, it being the policy of the Company that indemnification of any person whom the Company is obligated to indemnify pursuant to Section 10.02(a) shall be made to the fullest extent permitted by law.

For purposes of this Section 10.02, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to “serving at the request of the Company” shall include any service as a director, officer, employee or agent of the Company which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries.

This Section 10.02 shall not limit the right of the Company, to the extent and in the manner permitted by law, to indemnify and to advance expenses to, and purchase and maintain insurance on behalf of, persons other than persons described in Section 10.02(a).

10.03    Survival. The provisions of this Article X shall survive the dissolution, liquidation, winding up and termination of the Company.

ARTICLE XI

VALUATION

11.01    Fair Market Value. For all purposes of this Agreement, “Fair Market Value” of any asset, property or equity interest means the amount which a seller of such asset, property or equity interest would receive in a sale of such asset, property or equity interest in an arms-length transaction with an unaffiliated third party consummated on a date determined by the Managing Member (which may be the date on which the event occurred which necessitated the determination of the Fair Market Value) (and after giving effect to any transfer taxes payable in connection with such sale).

11.02    Determination. Fair Market Value shall be determined by the Managing Member (or, if pursuant to Section 9.03, the Liquidation Agent) in its good faith judgment in such manner as it deems reasonable and using all factors, information and data deemed to be pertinent; provided that, no determination of Fair Market Value shall give effect or take into account any “minority discount” or “liquidity discount” (or any similar discount arising out of the fact that the Units are restricted or is not registered with the Commission, publicly traded or listed on a securities exchange), but shall value the Company and its Subsidiaries and their respective businesses in their entirety on an enterprise basis using any variety of industry recognized valuation techniques commonly used to value businesses.

ARTICLE XII

MISCELLANEOUS

12.01    Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions is not affected in any manner materially adverse to any party. Upon a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

12.02    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service (delivery receipt requested), by electronic mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12.02):

(a) If to the Company, to:

Cibus Global, LLC

6455 Nancy Ridge Drive

San Diego, CA 92121

Attention: Rory Riggs, Chief Executive Officer, and Wade King, MD,

Chief Financial Officer

E-mail:     [***] and [***]

with a copy (which shall not constitute notice) to:

Jones Day

4655 Executive Drive, Suite 1500

San Diego, CA 92121-3134

Attention: Cameron A. Reese

E-mail: [***]

and

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

Attention: Stuart Leblang and Jonathan Pavlich

Email: [***] and [***]

(b) If to any Member other than the Managing Member, to such Member at the address of such Member as set forth on Exhibit A.

(c) If to the Managing Member, to:

Cibus, Inc.

6455 Nancy Ridge Drive

San Diego, CA 92121

Attention: Rory Riggs, Chief Executive Officer, and Wade King, MD,

Chief Financial Officer

E-mail:     [***] and [***]

with a copy (which shall not constitute notice) to:

Jones Day

4655 Executive Drive, Suite 1500

San Diego, CA 92121-3134

Attention: Cameron A. Reese

E-mail: [***]

12.03    Cumulative Remedies. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive its right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by Law.

12.04    Binding Effect. This Agreement shall be binding upon and inure to the benefit of all of the parties and, to the extent permitted by this Agreement, their successors, executors, administrators, heirs, legal representatives and assigns.

12.05    Interpretation. Throughout this Agreement, nouns, pronouns and verbs shall be construed as masculine, feminine, neuter, singular or plural, whichever shall be applicable. Unless otherwise specified, all references herein to “Articles,” “Sections” and paragraphs shall refer to corresponding provisions of this Agreement. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

Each party hereto acknowledges and agrees that the parties hereto have participated collectively in the negotiation and drafting of this Agreement and that he or she or it has had the opportunity to draft, review and edit the language of this Agreement; accordingly, it is the intention of the parties that no presumption for or against any party arising out of drafting all or any part of this Agreement will be applied in any dispute relating to, in connection with or involving this Agreement. Accordingly, the parties hereby waive to the fullest extent permitted by law the benefit of any rule of law or any legal decision that would require that in cases of uncertainty, the language of a contract should be interpreted most strongly against the party who drafted such language.

12.06    Counterparts. This Agreement may be executed and delivered (including by email or facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Copies of executed counterparts transmitted by telecopy or other electronic transmission service shall be considered original executed counterparts for purposes of this Section 12.06.

12.07    Further Assurances. Each Member shall perform all other acts and execute and deliver all other documents as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

12.08    Entire Agreement. This Agreement and the agreements referred to herein constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior agreements and understandings, whether oral or written, pertaining thereto (including the Existing Agreement).

12.09    Governing Law. This Agreement shall be governed by, and construed in accordance with, the Law of the State of Delaware.

12.10    Submission to Jurisdiction; Waiver of Jury Trial.

(a)    Any and all disputes which cannot be settled amicably with respect to this Agreement, including any action (at law or in equity), claim, litigation, suit, arbitration, hearing, audit, review, inquiry, proceeding or investigation or ancillary claims of any party, arising out of, relating to or in connection with the validity, negotiation, execution, interpretation, performance or non-performance of this Agreement or any matter arising out of or in connection with this Agreement and the rights and obligations arising hereunder or thereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder or thereunder brought by a party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Chancery Court, if such court shall not have jurisdiction, any federal court located in the State of Delaware, or, if neither of such courts shall have jurisdiction, any other Delaware state court. Each of the parties hereby irrevocably submits with regard to any such dispute for itself and in respect of its property, generally and unconditionally, to the sole and exclusive personal jurisdiction of the aforesaid courts and agrees that it will not bring any dispute relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each party irrevocably consents to service of process in any dispute in any of the aforesaid courts by the mailing of copies thereof by registered or certified mail, postage prepaid, or by recognized overnight delivery service, to such party at such party’s address referred to in Section 12.02. Each party hereby irrevocably and unconditionally waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action brought by any party with respect to this Agreement (i) any claim that it is not personally subject to the jurisdiction of the aforesaid courts for any reason other than the failure to serve process in accordance with this Section 12.10; (ii) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise); or (iii) any objection which such party may now or hereafter have (A) to the laying of venue of any of the aforesaid actions arising out of or in connection with this Agreement brought in the courts referred to above; (B) that such action brought in any such court has been brought in an inconvenient forum and (C) that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts.

(b)    To the extent that any party has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself, or to such party’s property, each such party hereby irrevocably waives such immunity in respect of such party’s obligations with respect to this Agreement.

(c)    EACH PARTY ACKNOWLEDGES THAT IT IS KNOWINGLY AND VOLUNTARILY AGREEING TO THE CHOICE OF DELAWARE LAW TO GOVERN THIS AGREEMENT AND TO THE JURISDICTION OF DELAWARE COURTS IN CONNECTION WITH PROCEEDINGS BROUGHT HEREUNDER. THE PARTIES INTEND THIS TO BE AN EFFECTIVE CHOICE OF DELAWARE LAW AND AN EFFECTIVE CONSENT TO JURISDICTION AND SERVICE OF PROCESS UNDER 6 DEL. C. § 2708.

(d)    EACH PARTY, FOR ITSELF AND ITS AFFILIATES, HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THE ACTIONS OF THE PARTIES OR THEIR RESPECTIVE AFFILIATES PURSUANT TO THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF OR THEREOF.

12.11    [Intentionally Omitted].

12.12    Amendments and Waivers.

(a)    This Agreement (including the Annexes hereto) may be amended, supplemented, waived or modified by the Managing Member in its sole discretion without the approval of any other Member or other Person so long as such amendment is executed and delivered to the Company by (i) so long as Rory Riggs owns at least 50% of the Common Units owned by him immediately following the Closing, Rory Riggs or (ii) if Rory Riggs no longer owns at least 50% of the Common Units owned by him immediately following the Closing, Members holding greater than 50% of the Common Percentage Interest (excluding, for purposes of this calculation, Common Units then owned by the Managing Member); provided that, no amendment, including any amendment effected by way of merger, consolidation or Transfer of all or substantially all the assets of the Company, may (i) materially and adversely affect the rights of a holder of Units, as such, other than on a pro rata basis with other holders of Units of the same Class without the consent of such holder (or, if there is more than one such holder that is so affected, without the consent of a majority in interest of such affected holders in accordance with their holdings of such Class of Units), provided that, the creation or issuance of any new Unit or Equity Interest of the Company permitted pursuant to Section 7.04 and any amendments or modifications to Agreement to the extent necessary to reflect such creation or issuance shall not be deemed to disproportionately and adversely affect a Member or remove a right or privilege specifically granted to a Member in any event;

(ii) modify the limited liability of any Member, or increase the liabilities of any Member, in each case, without the prior written consent of each such affected Member; or (iii) alter or change any rights, preferences or privileges of any Units in a manner that is different or prejudicial relative to any other Units in the same class of Units, without the prior written consent of the holders of a majority of such Units.

(b)    Notwithstanding anything to the contrary herein, the Managing Member may, without the written consent of any Member or any other Person, amend, supplement, waive or modify any provision of this Agreement, including Exhibit A, and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith, to reflect: (1) any amendment, supplement, waiver or modification that the Managing Member determines in its reasonable discretion to be necessary or appropriate in connection with the creation, authorization or issuance of Units or any Class or series of equity interest in the Company pursuant to Section 7.01 hereof; (2) the admission, substitution, or withdrawal of Members in accordance with this Agreement, pursuant to Section 8.08 hereof; (3) a change in the name of the Company, the location of the principal place of business of the Company, the registered agent of the Company or the registered office of the Company; (4) any amendment, supplement, waiver or modification that the Managing Member determines in its reasonable discretion to be necessary or appropriate to address changes in U.S. federal income tax regulations, legislation or interpretation; and/or (5) a change in the Fiscal Year or taxable year of the Company and any other changes that the Managing Member determines to be necessary or appropriate as a result of a change in the Fiscal Year or taxable year of the Company including a change in the dates on which Distributions are to be made by the Company. If an amendment has been approved in accordance with this agreement, such amendment shall be adopted and effective with respect to all Members. Upon obtaining such approvals as may be required by this Agreement, and without further action or execution on the part of any Member or other Person, any amendment to this Agreement may be implemented and reflected in a writing executed solely by the Managing Member and the Members shall be deemed a party to and bound by such amendment.

(c)    No failure or delay by any party in exercising any right, power or privilege hereunder (other than a failure or delay beyond a period of time specified herein) shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

(d)    Except as may be otherwise required by law in connection with the winding-up, liquidation, or dissolution of the Company, each Member hereby irrevocably waives any and all rights that it may have to maintain an action for judicial accounting or for partition of any of the Company’s property.

12.13    No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and successors and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement (other than pursuant to Section 10.02 hereof); provided, however, that each employee, officer, director, agent or indemnitee of any Person who is bound by this Agreement or its Affiliates is an intended third party beneficiary of Section 12.10 and shall be entitled to enforce its rights thereunder.

12.14    Headings. The headings and subheadings in this Agreement are included for convenience and identification only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

12.15    Power of Attorney. Each Member, by its execution hereof, hereby makes, constitutes and appoints the Managing Member as its true and lawful agent and attorney in fact, with full power of substitution and full power and authority in its name, place and stead, to make, execute, sign, acknowledge, swear to, record and file (a) this Agreement and any amendment to this Agreement that has been consented to and adopted as herein provided; (b) all amendments to the Certificate required or permitted by law or the provisions of this Agreement; (c) all certificates and other instruments (including consents and ratifications which the Members have agreed to provide upon a matter receiving the agreed support of Members) deemed advisable by the Managing Member to carry out the provisions of this Agreement and Law or to permit the Company to become or to continue as a limited liability company or entity wherein the Members have limited liability in each jurisdiction where the Company may be doing business; (d) all instruments that the Managing Member deems appropriate to reflect a change or modification of this Agreement or the Company in accordance with this Agreement, including the admission of additional Members or substituted Members pursuant to the provisions of this Agreement; (e) all conveyances and other instruments or papers deemed advisable by the Managing Member to effect the liquidation and termination of the Company; and (f) all fictitious or assumed name certificates required or permitted (in light of the Company’s activities) to be filed on behalf of the Company.

12.16    Separate Agreements; Schedules. Notwithstanding any other provision of this Agreement, including Section 12.12, the Managing Member in its sole discretion may, or may cause the Company to, without the approval of any Member or other Person, enter into separate subscription, letter or other agreements with individual Members that have become or will become Members after the date hereof with respect to any matter, which have the effect of establishing rights under, or altering, supplementing or amending the terms of, this Agreement. The parties hereto agree that any terms contained in any such separate agreement shall govern with respect to such future Member(s) party thereto notwithstanding the provisions of this Agreement. The Managing Member in its sole discretion may from time to time execute and deliver to the Members schedules which set forth information contained in the books and records of the Company and any other matters deemed appropriate by the Managing Member. Such schedules shall be for information purposes only and shall not be deemed to be part of this Agreement for any purpose whatsoever. Notwithstanding anything to the contrary, solely for U.S. federal income tax purposes, this Agreement, the Tax Receivable Agreement, the Exchange Agreement and any other separate agreement described in this Section 12.16 shall constitute a “partnership agreement” within the meaning of Section 761 of the Code.

12.17    Partnership Status. The Members intend to treat the Company as a partnership for U.S. federal income tax purposes and notwithstanding anything to the contrary herein, no election to the contrary shall be made.

12.18    Delivery by Facsimile or Email. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or email with scan or facsimile attachment, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or email as a defense to the formation or enforceability of a contract, and each such party forever waives any such defense.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement or have caused this Agreement to be duly executed by their respective authorized officers, in each case as of the date first above stated.

COMPANY:
CIBUS GLOBAL, LLC

By:
Name:
Title:

[Signature Page - Third Amended and Restated Limited Liability Company Agreement Cibus Global, LLC]

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement or have caused this Agreement to be duly executed by their respective authorized officers, in each case as of the date first above stated.

MANAGING MEMBER:
CIBUS, INC.

By:
Name:
Title:

[Signature Page - Third Amended and Restated Limited Liability Company Agreement Cibus Global, LLC]

IN WITNESS WHEREOF, the parties hereto have entered into this Agreement or have caused this Agreement to be duly executed by their respective authorized officers, in each case as of the date first above stated.

MEMBERS:

Name:

[Signature Page - Third Amended and Restated Limited Liability Company Agreement Cibus Global, LLC]

EXHIBIT A

[See attached]

ANNEX J

CERTIFICATE OF AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

CALYXT, INC.

Calyxt, Inc., a corporation organized and existing under the laws of the State of Delaware, does hereby certify as follows:

(1)	The name of the Corporation is Calyxt, Inc (the “Corporation”).

(2)	The Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 25, 2017.

(3)

Pursuant to and in accordance with Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment hereby further amends the provisions of the Amended and Restated Certificate of Incorporation of the Corporation to amend and restate in its entirety Section 1 of Article 4 as follows:

“Section 1. The total number of shares of stock which the Corporation shall have authority to issue is 325,000,000, consisting of 275,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and 50,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”). Upon filing and effectiveness of this Certificate of Amendment with the Secretary of State of Delaware (the “Effective Time”), every [●]1 issued and outstanding shares of Common Stock shall without further action by this Corporation or the holder thereof be combined into and automatically become one share of Common Stock (the “Reverse Stock Split”). The number of authorized shares of Common Stock of the Corporation and the par value of the Common Stock shall remain as set forth in this Amended and Restated Certificate of Incorporation, as amended. No fractional shares of Common Stock shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares of Common Stock to which a stockholder would otherwise be entitled (after taking into account all fractional shares of Common Stock otherwise issuable to such holder), all fractional shares of Common Stock resulting from the Reverse Stock Split shall be rounded up to the nearest whole share of Common Stock. The capital of the Corporation will not be reduced under or by reason of any amendment herein certified.”

(4)	This Certificate of Amendment shall become effective as of [ ] at [a.m./p.m.].

(5)

This Certificate of Amendment was duly proposed and adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware and the affirmative vote of the holders of a majority of the Corporation’s outstanding stock entitled to vote thereon.

* * * * *

[1]

To be a whole number of shares of Calyxt’s Common Stock between and including 2 and 10. If the reverse stock split proposal is approved by stockholders, the Certificate of Amendment filed with the Secretary of State of the State of Delaware will include only that reverse stock split ratio determined by Calyxt’s Board of Directors to be in the best interests of Calyxt and its stockholders.

IN WITNESS WHEREOF, this Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this day of                 .

CALYXT, INC.
By:
Name:
Title:

ANNEX K

CIBUS, INC. 2017 OMNIBUS INCENTIVE PLAN

(F/K/A CALYXT, INC. 2017 OMNIBUS INCENTIVE PLAN)

(AS AMENDED, EFFECTIVE [                    ], 2023)

1. Purposes of the Plan. The purposes of this Omnibus Incentive Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to Employees and Consultants, and to promote the success of the Company’s business.

2. Definitions. As used herein, the following definitions shall apply:

(a)	“Administrator” means the Board or a Committee.

(b)	“Affiliate” means an entity other than a Subsidiary which, together with the Company, is under common control of a third person or entity.

(c)

“Applicable Laws” means all applicable laws, rules, regulations and requirements, including, but not limited to, all applicable U.S. federal or state laws, any Stock Exchange rules or regulations, and the applicable laws, rules or regulations of any other country or jurisdiction where Awards are granted under the Plan or Participants reside or provide services, as such laws, rules and regulations shall be in effect from time to time.

(d)

“Award” means any award of a Nonstatutory Stock Option, Incentive Stock Option, SAR, Restricted Stock, RSU, Performance Award, Deferred Award, Other Cash-Based Award or Other Share-Based Award under the Plan.

(e)

“Award Agreement” means a written document, the form(s) of which shall be approved from time to time by the Administrator, reflecting the terms of an Award granted under the Plan and includes any documents attached to or incorporated into such Award Agreement, including, but not limited to, a notice of award grant and a form of exercise notice.

(f)	“Board” means the Board of Directors of the Company.

(g)

“Cashless Exercise” means a program approved by the Administrator in which payment of the Option exercise price or tax withholding obligations may be satisfied, in whole or in part, with Shares subject to the Option, including by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Administrator) to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price and, if applicable, the amount necessary to satisfy the Company’s withholding obligations.

(h)

“Cause” for termination of a Participant’s Continuous Service Status will exist (unless another definition is provided in an applicable Award Agreement, employment agreement or other applicable written agreement) if the Participant’s Continuous Service Status is terminated for any of the following reasons: (i) the Participant’s willful failure to perform his or her duties and responsibilities to the Company or the Participant’s violation of any written Company policy; (ii) the Participant’s commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in injury to the Company; (iii) the Participant’s unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) the Participant’s material breach of any of his or her obligations under any written agreement or covenant with the Company. The determination as to whether a Participant’s Continuous Service Status has been terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company’s ability to terminate a Participant’s employment or consulting relationship at any time, and the term “Company” shall be interpreted to include any Subsidiary, Parent, Affiliate, or any successor thereto, if appropriate.

(i)	“Code” means the Internal Revenue Code of 1986, as amended.

(j)

“Committee” means one or more committees or subcommittees of the Board consisting of two (2) or more Directors (or such lesser or greater number of Directors as shall constitute the minimum number permitted by Applicable Laws to establish a committee or subcommittee of the Board) appointed by the Board to administer the Plan in accordance with Section 4 below.

(k)	“Common Stock” means the Company’s common stock, par value $0.0001 per share, as adjusted in accordance with Section 17 below.

(l)	“Company” means Cibus, Inc., a Delaware corporation (formerly Calyxt, Inc.).

(m)

“Consultant” means any person, including an advisor but not an Employee, who is engaged by the Company, or any Parent, Subsidiary or Affiliate, to provide services (other than capital-raising services), and is compensated for such services, including any Director and any member of the supervisory board or director of any Affiliate or Parent, whether compensated for such services or not.

(n)

“Continuous Service Status” means the absence of any interruption or termination of service as an Employee, Director or Consultant, or as a director of a Parent. Continuous Service Status as an Employee, Director or Consultant, or a director of a Parent shall not be considered interrupted or terminated in the case of: (i) Company-approved sick leave; (ii) military leave; or (iii) any other bona fide leave of absence approved by the Administrator; provided that such leave is for a period of not more than ninety (90) days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to a written Company policy. Continuous Service Status as an Employee, Director or Consultant, or as a director of a Parent, shall not be considered interrupted or terminated in the case of a transfer of employment or location between the Company, and any of its Parents, Subsidiaries or Affiliates, or their respective successors, or a change in status from an Employee to a Consultant or from a Consultant to an Employee. Notwithstanding the foregoing, the “Continuous Service Status” of an individual who is nominated to become a Director and is not an Employee or Consultant or a director of a Parent shall be considered to begin on the date such individual begins providing services as a Director; provided that if such individual does not begin providing services within twelve (12) months of the date of grant of an Award, such individual shall not be considered to have begun Continuous Service Status.

(o)

“Current Parent” means a person that is a Parent as of June 14, 2017, or any other Person in which a Current Parent owns, directly or indirectly, equity securities possessing than fifty percent (50%) or more of the total combined voting power of all classes of stock.

(p)	“Deferred Award” shall mean an Award granted pursuant to Section 12.

(q)	“Director” means a member of the Board.

(r)	“Disability” means “disability” within the meaning of Section 22(e)(3) of the Code.

(s)

“Employee” means any person employed by the Company, or any Parent, Subsidiary or Affiliate, under the terms and conditions of an employment contract or with the status of employment determined pursuant to such factors as are deemed appropriate by the Administrator in its sole discretion, subject to any requirements of the Applicable Laws, including the Code. The payment by the Company of a director’s fee shall not be sufficient to constitute “employment” of such director by the Company or any Parent, Subsidiary or Affiliate.

(t)	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

(u)

“Fair Market Value” means (i) with respect to Shares, the per share closing price for the Shares on the applicable date (or, if there is no reported sale on such date, on the last preceding date on which any reported sale occurred) as reported in the Wall Street Journal on the principal stock market or exchange on which the Shares are quoted or trade, or if Shares are not so quoted or traded, fair market value of a Share, as determined by the Administrator in good faith on such basis as it deems appropriate and applied consistently with respect to Participants, and (ii) with respect to property other than Shares, the fair market value of such properly determined by such methods or procedures as shall be established from time to time by the Administrator.

(v)

“Family Member” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law (including adoptive relationships) of the Participant, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons (or the Participant) have more than fifty percent (50%) of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent (50%) of the voting interests.

(w)	“Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, as designated in the applicable Award Agreement.

(x)	“Listed Security” means any security of the Company that is listed or approved for listing on a national securities exchange.

(y)	“Nonstatutory Stock Option” means an Option not intended to qualify as an Incentive Stock Option, as designated in the applicable Award Agreement.

(z)	“Option” means an option representing the right to purchase Shares from the Company, granted pursuant to Section 8 of the Plan.

(aa)

“Parent” means, subject to Section 20(a) of the Plan, any corporation (other than the Company) in an unbroken chain of corporations above the Company and ending with the Company if, at the time of grant of the Award, each of the corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Parent on a date after the adoption of the Plan shall be considered a Parent commencing as of such date.

(bb)	“Participant” means any holder of one or more Awards or Shares issued pursuant to an Award.

(cc)	“Performance Award” means an Award granted pursuant to Section 11.

(dd)

“Performance Period” means the period established by the Administrator at the time any Performance Award is granted or at any time thereafter during which any performance goals specified by the Administrator with respect to such Award are measured.

(ee)	“Plan” means this Cibus, Inc. 2017 Omnibus Incentive Plan (f/k/a Calyxt, Inc. 2017 Omnibus Incentive Plan), as amended.

(ff)	“Restricted Stock” means any Share granted pursuant to Section 10.

(gg)

“Restricted Stock Unit” or “RSU” means a contractual right granted pursuant to Section 10 that is denominated in Shares. Each RSU represents a right to receive the value of one Share (or a percentage of such value) in cash, Shares or a combination thereof. Awards of RSUs may include the right to receive dividend equivalents.

(hh)

“Share Appreciation Right” or “SAR” means any right granted pursuant to Section 9 to receive upon exercise by the Participant or settlement, in cash, Shares or a combination thereof, the excess of (i) the Fair Market Value of one Share on the date of exercise or settlement over (ii) the exercise or hurdle price of the right on the date of grant, or if granted in connection with an Option, on the date of grant of the Option.

(ii)	“Share” means a share of Common Stock, as adjusted in accordance with Section 17 below.

(jj)	“Successor Corporation” means a successor corporation or a parent or subsidiary of such successor corporation.
(kk)	“Stock Exchange” means any stock exchange or consolidated stock price reporting system on which prices for the Common Stock are quoted at any given time.

(ll)

“Subsidiary” means, subject to Section 20(a) of the Plan, any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if, at the time of grant of the Award, each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain. A corporation that attains the status of a Subsidiary on a date after the adoption of the Plan shall be considered a Subsidiary commencing as of such date.

(mm)

“Substitute Award” means an Award granted in assumption of, or in substitution for, an outstanding award previously granted by a company or other business acquired by the Company or with which the Company combines. Any such assumption or substitution will be effective as of the close of the applicable transaction, and, to the extent applicable, will be conducted in a manner that complies with Section 409A of the Code. A Substitute Award may reflect the original terms of the award being assumed or substituted for and need not comply with other specific terms of this Plan, and may account for Shares substituted for the securities covered by the original awards and the number of shares subject to the original awards, as well as any exercise or purchase prices applicable to the original awards, adjusted to account for differences in stock prices in connection with the transaction.

(nn)

“Ten Percent Holder” means a person who owns stock representing more than ten percent (10%) of the voting power of the outstanding shares of all classes of stock of the Company or any Parent or Subsidiary, measured as of an Award’s date of grant.

(oo)	“Triggering Event” means

(i) a sale, transfer or disposition of all or substantially all of the Company’s assets other than to (A) a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by the Company, (B) a corporation or other entity owned directly or indirectly by the holders of capital stock of the Company in substantially the same proportions as their ownership of Common Stock, or (C) an Excluded Entity (as defined in subsection (ii) below); or

(ii) any merger, consolidation or other business combination transaction of the Company with or into another corporation, entity or person, other than a transaction with or into another corporation, entity or person in which the holders of at least a majority of the shares of voting capital stock of the Company outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding in the continuing entity or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of the Company (or the surviving entity) outstanding immediately after such transaction (an “Excluded Entity”); or

(iii) any direct or indirect purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), other than a Current Parent or another Person that is controlled by a Current Parent, of more than fifty percent (50%) of the total outstanding equity interests in or voting securities of the Company, excluding any transaction that is determined by the Board in its reasonable discretion to be a bona fide capital raising transaction.

Notwithstanding anything stated herein, a transaction shall not constitute a Triggering Event if its sole purpose is to change the state of the Company’s incorporation, or to create a holding company that will be owned in substantially the same proportions by the persons who hold the Company’s securities immediately before such transaction.

3. Eligibility.

(a)

Recipients of Grants. Any Employee, Consultant, non-employee Director, individuals nominated to be Directors, a director of a Parent, or any other individual who provides services to the Company or any Affiliate shall be eligible to be selected to receive an Award under the Plan, to the extent an offer of an Award or a receipt of such Award is permitted by Applicable Laws or accounting or tax rules and regulations. Incentive Stock Options may be granted only to Employees; provided that Employees of Affiliates shall not be eligible to receive Incentive Stock Options.

(b)

Type of Award. Each Award shall be designated in the Award Agreement as a Nonstatutory Stock Option, Incentive Stock Option, SAR, Restricted Stock, RSU, Performance Award, Deferred Award, Other Cash Based Award or Other Share Based Award under the Plan.

(c)

Substitute Awards. Holders of Options and other types of Awards granted by a company acquired by the Company or with which the Company combines are eligible for grants of Substitute Awards under the Plan to the extent permitted under applicable regulations of any stock exchange on which the Company is listed.

(d)

No Employment Rights. Neither the Plan nor any Award shall confer upon any Participant any right with respect to Continuous Service Status with the Company (any Parent or Subsidiary), nor shall it interfere in any way with such Employee’s or Consultant’s right or the Company’s (Parent’s or Subsidiary’s) right to terminate his or her employment or consulting relationship at any time, with or without cause, as applicable.

4. Administration of the Plan.

(a)

General. The Plan shall be administered by the Board or a Committee, or a combination thereof, as determined by the Board. The Plan may be administered by different administrative bodies with respect to different classes of Participants and, if permitted by Applicable Laws, the Board may authorize one or more officers of the Company to make Awards under the Plan to Employees and Consultants (who are not subject to Section 16 of the Exchange Act) within parameters specified by the Board. The Administrator may issue rules and regulations for administration of the Plan.

(b)

Powers of the Administrator. Subject to the provisions of the Plan and, in the case of a Committee or officer, the specific duties delegated by the Board to such Committee or by the Board or such Committee to an officer, the Administrator shall have the authority, in its sole discretion:

(i) to determine the Fair Market Value of the Common Stock in accordance with Section 2(u) above; provided that such determination shall be applied consistently with respect to Participants under the Plan;

(ii) to select the Employees and Consultants to whom Awards may from time to time be granted;

(iii) to determine the type or types of Awards (including Substitute Awards) to be granted to each Participant under the Plan;

(iv) to determine the number of Shares to be covered by each Award;

(v) to approve the form(s) of agreement(s) and other related documents used under the Plan;

(vi) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder, which terms and conditions include but are not limited to the exercise or purchase price, the time or times when Awards may be exercised (which may be based on performance criteria), the circumstances (if any) when vesting shall be accelerated or forfeiture restrictions shall be waived, and any restriction or limitation regarding any Award;

(vii) to amend any outstanding Award or agreement related to any Award, including any amendment adjusting vesting (e.g., in connection with a change in the terms or conditions under which such person is providing services to the Company); provided that no amendment shall be made that would materially and adversely affect the rights of any Participant without his or her consent, as determined in the sole discretion of the Board;

(viii) to determine whether and under what circumstances an Award may be settled and exercised in cash, Shares, other Awards, other property, net settlement or any combination thereof, or cancelled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, cancelled, forfeited or suspended;

(ix) to determine whether, to what extent and under what circumstances cash, Shares, other Awards, other property and other amounts payable with respect to an Award under the Plan shall be deferred either automatically or at the election of the holder thereof or of the Administrator;

(x) to grant Awards to, or to modify the terms of any outstanding Award Agreement or any agreement related to any Award held by, Participants who are foreign nationals or employed outside of the United States with such terms and conditions as the Administrator deems necessary or appropriate to accommodate differences in local law, tax policy or custom which deviate from the terms and conditions set forth in this Plan to the extent necessary or appropriate to accommodate such differences;

(xi) to correct any defect, supply any omission and reconcile any inconsistency in the Plan or any Award, in the manner and to the extent it shall deem desirable to carry the Plan into effect;

(xii) to establish, amend, suspend or waive such rules and regulations and appoint such agents, trustees, brokers, depositories and advisors and determine such terms of their engagement as it shall deem appropriate for the proper administration of the Plan and due compliance with Applicable Laws or accounting or tax rules and regulations;

(xiii) to make any other determination and take any other action that the Administrator deems necessary or desirable for the administration of the Plan and due compliance with Applicable Laws or accounting or tax rules and regulations; and

(xiv) to construe and interpret the terms of the Plan, any Award Agreement, and any agreement related to any Award, which constructions, interpretations and decisions shall be final and binding on all Participants.

(c)

Indemnification. To the maximum extent permitted by Applicable Laws, each member of the Committee (including officers of the Company, if applicable), or of the Board, as applicable, shall be indemnified and held harmless by the Company against and from (i) any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or pursuant to the terms and conditions of any Award except for actions taken in bad faith or failures to act in bad faith, and (ii) any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit or proceeding against him or her; provided that such member shall give the Company an opportunity, at its own expense, to handle and defend any such claim, action, suit or proceeding before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s Articles of Incorporation, Certificate of Incorporation or Bylaws, by contract, as a matter of law or otherwise, or under any other power that the Company may have to indemnify or hold harmless each such person.

5. Stock Subject to the Plan.

(a)

Subject to the provisions of Section 17 below and except for Substitute Awards, the maximum aggregate number of Shares that may be issued under the Plan is a number of Shares equal to 10% of the total Shares outstanding as of the 2023 Amendment Date. The total number of Shares available for issuance under the Plan (the “Overall Share Limit”) will be increased on the first day of each Company fiscal year during the term of the Plan beginning in 2024 in an amount equal to the lesser of (i) 7.5% of outstanding Shares on the last day of the immediately preceding fiscal year or (ii) such number of Shares as determined by the Board in its discretion.

(b)

Notwithstanding anything to the contrary contained in this Plan, and subject to the provisions of Section 17 below, the maximum aggregate number of Shares actually issued or transferred by the Company under the Plan upon the exercise of Incentive Stock Options is a number of Shares equal to 10% of the total Shares outstanding as of the 2023 Amendment Date. The total number of Shares that may be issued pursuant to Incentive Stock Options will be increased on the first day of each Company fiscal year during the term of the Plan beginning in 2024 by a number of Shares equal to 7.5% of the total Shares outstanding as of the 2023 Amendment Date; provided, however, such limit will not, in any event, exceed the Overall Share Limit.

6. Limitation on Grants to Participants.

(a)

No Participant who is a non-employee Director may be granted compensation for such service in any one calendar year having an aggregate maximum value (calculating the value of any awards based on the grant date fair value for financial reporting purposes) in excess of $1,000,000; provided, however, that such compensation limit with respect to a non-employee Director serving as executive chair of the Board shall be $2,000,000.

(b)

The Shares issued under the Plan may be authorized, but unissued or reacquired Shares. If an Award should be forfeited, expire, terminate, lapse or become unexercisable for any reason without having been exercised in full or be settled in cash, in whole or in part, the unpurchased or unissued Shares that were subject thereto shall, unless the Plan shall have been terminated, become available for future grants under the Plan. In addition, any Shares which are retained by the Company upon exercise, settlement or vesting of an Award in order to satisfy (i) the exercise or purchase price for such Award or (ii) any withholding obligation for taxes due with respect to such Award shall be available for future grants under the Plan.

7. Term of Plan. The Plan was originally adopted by the Board of Directors and approved by the shareholders of the Company on June 14, 2017, and subsequently amended effective as of May 18, 2021 and, subject to and conditioned upon approval by the shareholders of the Company and consummation of the mergers with and involving Cibus Global, LLC, amended effective as of the date of such consummation, which occurred on [                ], 2023 (the “2023 Amendment Date”). It shall continue in effect for a term of ten (10) years from the 2023 Amendment Date unless sooner terminated under Section 20 below. No Award shall be granted under the Plan after the earliest to occur of (i) the 10-year anniversary of the 2023 Amendment Date; provided that to the extent permitted by the listing rules of any stock exchange on which the Company is listed, such 10-year term may be extended indefinitely so long as the maximum number of Shares available for issuance under the Plan have not been issued; (ii) the maximum number of Shares available for issuance under the Plan have been issued; or (iii) the Board terminates the Plan in accordance with Section 20. However, unless otherwise expressly provided in the Plan or in an applicable Award Agreement, any Award theretofore granted may extend beyond such date, and the authority of the Administrator to amend, alter, adjust, suspend, discontinue or terminate any such Award, or to waive any conditions or rights under any such Award, and the authority of the Board to amend the Plan, shall extend beyond such date.

8. Options.

(a)

Term of Option. The term of each Option shall be the term stated in the Award Agreement; provided that the term shall be no more than ten (10) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement; provided further that, in the case of an Incentive Stock Option granted to a person who at the time of such grant is a Ten Percent Holder, the term of the Option shall be five (5) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement; and, provided further, that the Administrator may (but shall not be required to) provide in an Award Agreement for an extension of such term in the event the exercise of the Option would be prohibited by law on the expiration date.

(b)

Option Exercise Price. The per Share exercise price for the Shares to be issued pursuant to the exercise of an Option shall be such price as is determined by the Administrator and set forth in the Award Agreement, but shall be subject to the following:

(i) In the case of an Incentive Stock Option

(A) granted to an Employee who at the time of grant is a Ten Percent Holder, the per Share exercise price shall be no less than one hundred and ten percent (110%) of the Fair Market Value on the date of grant; and

(B) granted to any other Employee, the per Share exercise price shall be no less than one hundred percent (100%) of the Fair Market Value on the date of grant, except in the case of Substitute Awards.

(ii) In the case of a Nonstatutory Stock Option, the per Share exercise price shall be such price as is determined by the Administrator; provided that, if the per Share exercise price is less than one hundred percent (100%) of the Fair Market Value on the date of grant, it shall otherwise comply with all Applicable Laws, including Section 409A of the Code.

(iii) Notwithstanding the foregoing, Options may be granted with a per Share exercise price other than as required above pursuant to a merger or other corporate transaction.

(c)	Vesting and Exercisability. The Administrator shall determine the time or times at which an Option becomes vested and exercisable in whole or in part.

(d)

Incentive Stock Option $100,000 Limitation. Notwithstanding any designation under Section 8(b) above, to the extent that the aggregate Fair Market Value of Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company or any Parent or Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 8(d), Incentive Stock Options shall be taken into account in the order in which they were granted, and the Fair Market Value of the Shares subject to an Incentive Stock Option shall be determined as of the date of the grant of such Option.

(e)

Disqualifying Dispositions. Any Participant who shall make a “disposition” (as defined in Section 424 of the Code) of all or any portion of an Incentive Stock Option within two years from the date of grant of such Incentive Stock Option or within one year after the issuance of the Shares acquired upon exercise of such Incentive Stock Option shall be required to immediately advise the Company in writing as to the occurrence of the sale and the price realized upon the sale of such Shares.

(f)

Permissible Consideration. The consideration to be paid for the Shares to be issued upon exercise of an Option, including the method of payment, shall be determined by the Administrator (and, in the case of an Incentive Stock Option and to the extent required by Applicable Laws, shall be determined at the time of grant) and may consist entirely of (1) cash; (2) check; (3) wireless transfer; (4) other previously owned Shares that have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which the Option is exercised; (5) a Cashless Exercise; (6) other property; (7) net settlement; (8) such other consideration and method of payment permitted under Applicable Laws; or (9) any combination of the foregoing methods of payment. In making its determination as to the type of consideration to accept, the Administrator shall consider if acceptance of such consideration may be reasonably expected to benefit the Company and the Administrator may, in its sole discretion, refuse to accept a particular form of consideration at the time of any Option exercise.

9. SARs.

(a)

Term of SARs. The term of each SAR shall be the term stated in the Award Agreement; provided that the term shall be no more than ten (10) years from the date of grant thereof or such shorter term as may be provided in the Award Agreement.

(b)

Grant of SARs. SARs may be granted under the Plan to Participants either alone (“freestanding”) or in addition to other Awards granted under the Plan (“tandem”) and may, but need not, relate to a specific Option granted under Section 8.

(c)

SAR Exercise Price. The exercise or hurdle price per Share to be issued pursuant to the exercise of a SAR shall be such price as is determined by the Administrator and set forth in the Award Agreement; provided, however, that, except in the case of Substitute Awards, such exercise or hurdle price shall not be less than the Fair Market Value of a Share on the date of grant of such SAR.

(d)	Vesting and Exercisability. The Administrator shall determine the time or times at which a SAR may be exercised or settled in whole or in part.

(e)

Settlement. Upon the exercise of an SAR, the Company shall pay to the Participant an amount equal to the number of Shares subject to the SAR multiplied by the excess, if any, of the Fair Market Value of one Share on the exercise date over the exercise or hurdle price of such SAR. The Company shall pay such excess in cash, in Shares valued at Fair Market Value, or any combination thereof, as determined by the Administrator.

10. Restricted Stock and RSUs. The Administrator is authorized to grant Awards of Restricted Stock and RSUs to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Administrator shall determine:

(a)

The Award Agreement shall specify the vesting schedule and, with respect to RSUs, the delivery schedule (which may include deferred delivery later than the vesting date) and whether the Award of Restricted Stock or RSUs is entitled to dividends or dividend equivalents, voting rights or any other rights; provided that if the Award relates to Shares on which dividends are declared during the period that the Award is outstanding, the Award shall not provide for the payment of such dividend (or a dividend equivalent) to the Participant prior to the time at which such Award, or applicable portion thereof, becomes nonforfeitable.

(b)

Shares of Restricted Stock and RSUs shall be subject to such restrictions as the Administrator may impose (including any limitation on the right to vote a Share of Restricted Stock or the right to receive any dividend, dividend equivalent or other right), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Administrator may deem appropriate.

(c)

Any Share of Restricted Stock granted under the Plan may be evidenced in such manner as the Administrator may deem appropriate, including book-entry registration or issuance of a stock certificate or certificates. In the event any stock certificate is issued in respect of shares of Restricted Stock granted under the Plan, such certificate shall be registered in the name of the Participant and shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock.

(d)

The Administrator may provide in an Award Agreement that an Award of Restricted Stock is conditioned upon the Participant making or refraining from making an election with respect to the Award under Section 83(b) of the Code. If a Participant makes an election pursuant to Section 83(b) of the Code with respect to an Award of Restricted Stock, the Participant shall be required to file promptly a copy of such election with the Company and the applicable Internal Revenue Service office.

(e)

The Administrator may determine the form or forms (including cash, Shares, other Awards, other property or any combination thereof) in which payment of the amount owing upon settlement of any RSU Award may be made.

11. Performance Awards. The Administrator is authorized to grant Performance Awards to Participants with the following terms and conditions and with such additional terms and conditions, in either case not inconsistent with the provisions of the Plan, as the Administrator shall determine:

(a)

Performance Awards may be denominated as a cash amount, number of Shares or a combination thereof and are Awards which may be earned upon achievement or satisfaction of performance conditions specified by the Administrator. In addition, the Administrator may specify that any other Award shall constitute a Performance Award by conditioning the right of a Participant to exercise the Award or have it settled, and the timing thereof, upon achievement or satisfaction of such performance conditions as may be specified by the Administrator. The Administrator may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions. Subject to the terms of the Plan, the performance goals to be achieved during any Performance Period, the length of any Performance Period, the amount of any Performance Award granted and the amount of any payment or transfer to be made pursuant to any Performance Award shall be determined by the Administrator.

(b)

A Performance Award may include a pre-established formula, such that payment, retention or vesting of the Award is subject to the achievement during a Performance Period or Performance Periods, as determined by the Administrator, of a level or levels of, or increases in, in each case as determined by the Administrator, one or more of the following performance measures or any other performance measure reasonably determined by the Administrator, with respect to the Company:

(i) return measures (including, but not limited to, total shareholder return; return on equity; return on assets or net assets; return on risk-weighted assets; and return on capital (including return on total capital or return on invested capital));

(ii) revenues (including, but not limited to, total revenue; gross revenue; net revenue; and net sales);

(iii) income/earnings measures (including, but not limited to, earnings per share; earnings or loss (including earnings before or after interest, taxes, depreciation and amortization); gross income; net income; operating income (before or after taxes); pre-or after-tax income or loss (before or after allocation of corporate overhead and bonus); pre- or after-tax operating income; net earnings; net income or loss (before or after taxes); operating margin; gross margin; and adjusted net income);

(iv) expense measures (including, but not limited to, expenses; operating efficiencies; and improvement in or attainment of expense levels or working capital levels (including cash and accounts receivable));

(v) cash flow measures (including, but not limited to, cash flow or cash flow per share (before or after dividends); and cash flow return on investment);

(vi) share price measures (including, but not limited to, share price; appreciation in and/or maintenance of share price; and market capitalization);

(vii) strategic objectives (including, but not limited to, market share; debt reduction; customer growth; employee satisfaction; research and development achievements; mergers and acquisitions; management retention; dynamic market response; expense reduction initiatives; reductions in costs; risk management; regulatory compliance and achievements; recruiting and maintaining personnel; and business quality); and

(viii) other measures (including, but not limited to, economic value-added models or equivalent metrics; economic profit added; gross profits; economic profit; comparisons with various stock market indices; financial ratios (including those measuring liquidity, activity, profitability or leverage); cost of capital or assets under management; and financing and other capital raising transactions (including sales of the Company’s equity or debt securities; factoring transactions; sales or licenses of the Company’s assets, including its intellectual property, whether in a particular jurisdiction or territory or globally; or through partnering transactions)).

(c)

Performance criteria may be measured on an absolute (e.g., plan or budget) or relative basis, may be established on a corporate-wide basis or with respect to one or more business units, divisions, subsidiaries or business segments, may be based on a ratio or separate calculation of any performance criteria and may be made relative to an index or one or more of the performance goals themselves. Relative performance may be measured against a group of peer companies, a financial market index or other acceptable objective and quantifiable indices. If the Administrator determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which the Company conducts its business, or other events or circumstances render the performance objectives unsuitable, the Administrator may modify the performance objectives or the related minimum acceptable level of achievement, in whole or in part, as the Administrator deems appropriate and equitable. Performance measures may vary from Performance Award to Performance Award and from Participant to Participant, and may be established on a stand-alone basis, in tandem or in the alternative. The Administrator shall have the power to impose such other restrictions on Awards subject to this Section 11(c) as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements of any Applicable Laws or accounting or tax rules and regulations

(d)

Settlement of Performance Awards shall be in cash, Shares, other Awards, other property, net settlement or any combination thereof, as determined in the discretion of the Administrator. The Administrator shall specify the circumstances in which, and the extent to which, Performance Awards shall be paid or forfeited in the event of a Participant’s termination of Continuous Service Status.

(e)

Performance Awards shall be settled only after the end of the relevant Performance Period. The Administrator may, in its discretion, increase or reduce the amount of a settlement otherwise to be made in connection with a Performance Award.

12. Deferred Awards. The Administrator is authorized, subject to limitations under Applicable Laws, to grant to Participants Deferred Awards, which may be a right to receive Shares or cash under the Plan (either independently or as an element of or supplement to any other Award under the Plan), including, as may be required by any Applicable Laws or determined by the Administrator, in lieu of any annual bonus that may be payable to a Participant under any applicable bonus plan or arrangement. The Administrator shall determine the terms and conditions of such Deferred Awards, including, without limitation, the method of converting the amount of annual bonus into a Deferred Award, if applicable, and the form, vesting, settlement, forfeiture and cancellation provisions or any other criteria, if any, applicable to such Deferred Awards. Shares underlying a Share-denominated Deferred Award, which is subject to a vesting schedule or other conditions or criteria, including forfeiture or cancellation provisions, set by the Administrator shall not be issued until on or following the date that those conditions and criteria have been satisfied. Deferred Awards shall be subject to such restrictions as the Administrator may impose (including any limitation on the right to vote a Share underlying a Deferred Award or the right to receive any dividend, dividend equivalent or other right), which restrictions may lapse separately or in combination at such time or times, in such installments or otherwise, as the Administrator may deem appropriate. The Administrator may determine the form or forms (including cash, Shares, other Awards, other property or any combination thereof) in which payment of the amount owing upon settlement of any Deferred Award may be made.

13. Other Cash-Based Awards and Other Share-Based Awards. The Administrator is authorized, subject to limitations under Applicable Laws, to grant to Participants Other Cash-Based Awards (either independently or as an element of or supplement to any other Award under the Plan) and Other Share-Based Awards. The Administrator shall determine the terms and conditions of such Awards. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 13 shall be purchased for such consideration, paid for at such times, by such methods and in such forms, including cash, Shares, other Awards, other property, net settlement, broker-assisted Cashless Exercise or any combination thereof, as the Administrator shall determine; provided that the purchase price therefore shall not be less than the Fair Market Value of such Shares on the date of grant of such right.

14. Exercise of Awards.

(a)

Exercisability. Any Award granted hereunder shall be exercisable at such times and under such conditions as determined by the Administrator, consistent with the terms of the Plan and reflected in the Award Agreement, including vesting requirements and/or performance criteria with respect to the Company, and Parent or Subsidiary, and/or the Participant. The Administrator shall determine the time or times at which a SAR may be exercised or settled in whole or in part.

(b)

Leave of Absence. The Administrator shall have the discretion to determine whether and to what extent the vesting of Awards shall be tolled during any unpaid leave of absence; provided, however, that in the absence of such determination, vesting of Awards shall be tolled during any such unpaid leave (unless otherwise required by the Applicable Laws). Notwithstanding the foregoing, in the event of military leave, vesting shall toll during any unpaid portion of such leave; provided that, upon a Participant’s returning from military leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights Act), he or she shall be given vesting credit with respect to Awards to the same extent as would have applied had the Participant continued to provide services to the Company (or any Parent or Subsidiary, if applicable) throughout the leave on the same terms as he or she was providing services immediately prior to such leave.

(c)

Minimum Exercise Requirements. An Award may not be exercised for a fraction of a Share. The Administrator may require that an Award be exercised as to a minimum number of Shares; provided that such requirement shall not prevent a Participant from exercising the full number of Shares as to which the Award is then exercisable.

(d)

Procedures for and Results of Exercise. An Award shall be deemed exercised when written notice of such exercise has been received by the Company in accordance with the terms of the Award Agreement by the person entitled to exercise the Award and the Company has received full payment for the Shares with respect to which the Award is exercised and has paid, or made arrangements to satisfy, any applicable withholding requirements in accordance with Section 17 below. The exercise of an Award shall result in a decrease in the number of Shares that thereafter may be available, both for purposes of the Plan and for sale under the Award, by the number of Shares as to which the Option is exercised.

(e)

Rights as Holder of Capital Stock. Until the issuance of the Shares (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a holder of capital stock shall exist with respect to the Shares, notwithstanding the exercise of the Award. No adjustment shall be made for a dividend or other right for which the record date is prior to the date the stock certificate is issued, except as provided in Section 17 below.

(f)

Termination of Service. The Administrator shall establish and set forth in the applicable Award Agreement the terms and conditions upon which an Award shall remain exercisable, if at all, following termination of a Participant’s Continuous Service Status, which provisions may be waived or modified by the Administrator at any time. To the extent that an Award Agreement does not specify the terms and conditions upon which an Award shall terminate upon termination of a Participant’s Continuous Service Status, the following provisions shall apply:

(i) General Provisions. If the Participant (or other person entitled to exercise the Award) does not exercise the Award to the extent so entitled within the time specified below, the Award shall terminate and the Shares underlying the unexercised portion of the Award shall revert to the Plan. In no event may any Award be exercised after the expiration of the Award term as set forth in the Award Agreement (and subject to Sections 8(a) and 9(a) above).

(ii) Termination other than Upon Disability, Death or for Cause. In the event of termination of a Participant’s Continuous Service Status other than under the circumstances set forth in subsections (iii) through (v) below, such Participant may exercise any outstanding Award at any time within three (3) months following such termination to the extent the Participant was vested in the Shares underlying the Award as of the date of such termination.

(iii) Disability of Participant. In the event of termination of a Participant’s Continuous Service Status as a result of his or her Disability, such Participant may exercise any outstanding Award at any time within six (6) months following such termination to the extent the Participant was vested in the Shares underlying the Award as of the date of such termination.

(iv) Death of Participant. In the event of the death of a Participant during the period of Continuous Service Status since the date of grant of any outstanding Award, or within three (3) months following termination of the Participant’s Continuous Service Status, the Award may be exercised by the Participant’s estate, or by a person who acquired the right to exercise the Award by bequest or inheritance, at any time within nine (9) months following the date of death or, if earlier, the date the Award’s Continuous Service Status terminated, but only to the extent the Participant was vested in the Shares underlying the Award as of the date of death.

(v) Termination for Cause. In the event of termination of a Participant’s Continuous Service Status for Cause, any outstanding Award (including any vested portion thereof) held by such Participant shall immediately terminate in its entirety upon first notification to the Participant of termination of the Participant’s Continuous Service Status for Cause. If a Participant’s Continuous Service Status is suspended pending an investigation of whether the Participant’s Continuous Service Status will be terminated for Cause, all the Participant’s rights under any Award, including the right to exercise the Award, shall be suspended during the investigation period. Nothing in this Section 14(f)(v) shall in any way limit the Company’s right to purchase unvested Shares issued upon exercise of an Award as set forth in the applicable Award Agreement.

15. Taxes.

(a)

As a condition of the grant, vesting and exercise of an Award, the Participant (or in the case of the Participant’s death or a permitted transferee, the person holding or exercising the Award) shall make such arrangements as the Administrator may require for the satisfaction of any applicable U.S. federal, state or local tax withholding obligations or foreign tax withholding obligations that may arise in connection with such Award. The Company shall not be required to issue any Shares under the Plan until such obligations are satisfied.

(b)

The Administrator may permit a Participant (or in the case of the Participant’s death or a permitted transferee, the person holding or exercising the Award) to satisfy all or part of his or her tax withholding obligations by Cashless Exercise or by surrendering Shares (either directly or by stock attestation) that he or she previously acquired; provided that, unless the Cashless Exercise is an approved broker-assisted Cashless Exercise, the Shares tendered for payment have been previously held for a minimum duration (e.g., to avoid financial accounting charges to the Company’s earnings), or as otherwise permitted to avoid financial accounting charges under applicable accounting guidance. Any Shares withheld pursuant to this Section 15(b) shall not exceed the statutory minimum amount necessary to satisfy the Company’s tax withholding obligations (including, but not limited to, U.S. federal and state income taxes, payroll taxes, and foreign taxes, if applicable), unless (i) an additional amount can be withheld and not result in adverse accounting consequences and (ii) such additional withholding amount is specifically authorized by the Administrator. Any payment of taxes by surrendering Shares to the Company may be subject to restrictions, including, but not limited to, any restrictions required by rules of the Securities and Exchange Commission.

16. Non-Transferability of Awards.

(a)

General. Except as set forth in this Section 16, Awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution. The designation of a beneficiary by a Participant shall not constitute a transfer. An Award may be exercised, during the lifetime of the holder of the Award, only by such holder or a transferee permitted by this Section 16.

(b)

Limited Transferability Rights. Notwithstanding anything else in this Section 16, the Administrator may in its sole discretion grant Awards that may be transferred by instrument to an inter vivos or testamentary trust in which the Awards are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift to Family Members.

17. Adjustments Upon Changes in Capitalization, Merger or Certain Other Transactions.

(a)

Changes in Capitalization. Subject to any action required under Applicable Laws by the holders of capital stock of the Company, the Administrator shall, subject to compliance with Section 409A or Section 424, as applicable, of the Code, equitably adjust (i) the number, type and class of Shares or other stock or securities: (x) available for future Awards under Section 5 above, (y) set forth in Section 5 above and (z) covered by each outstanding Award, (ii) the grant, purchase, exercise or hurdle price covered by each such outstanding Award, and (iii) any repurchase price per Share applicable to Shares issued pursuant to any Award, or, if deemed appropriate, shall make a provision for a cash payment to the holder of an outstanding Award in the event of a stock split, reverse stock split, stock dividend, combination, consolidation, recapitalization (including a recapitalization through a large nonrecurring cash dividend) or reclassification of the Shares, repurchase, exchange or subdivision of the Shares or other securities of the Company, a rights offering, a reorganization, merger, spin-off, split-up, change in corporate structure or other similar occurrence, in each case excluding a Triggering Event; provided, however, that the number of Shares subject to any Award denominated in Shares shall always be a whole number. Any adjustment by the Administrator pursuant to this Section 17(a) shall be made in the Administrator’s sole and absolute discretion and shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award. If, by reason of a transaction described in this Section 17(a) or an adjustment pursuant to this Section 17(a), a Participant’s Award Agreement or agreement related to any Shares underlying an Award covers additional or different shares of stock or securities, then such additional or different shares, and the Award Agreement or agreement related to the Shares underlying an Award in respect thereof, shall be subject to all of the terms, conditions and restrictions which were applicable to the Award and the Shares underlying the Award prior to such adjustment.

(b)

Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company, each Award shall terminate immediately prior to the consummation of such action, unless otherwise determined by the Administrator.

(c)	Corporate Transactions. Unless a Participant’s applicable Award Agreement, employment agreement or other applicable written agreement provides otherwise, in the event of:

(i) a dissolution or liquidation of the Company or

(ii) a Triggering Event, then:

each outstanding Award shall either be (A) assumed or an equivalent award shall be substituted by such Successor Corporation, or (B) terminated in exchange for a payment of cash, securities and/or other property equal to the excess of the Fair Market Value of the portion of the Award Stock that is vested and exercisable immediately prior to the consummation of the corporate transaction over the per Share exercise price thereof, or (C) any combination of (A) and (B) that is approved by the Administrator; provided that, in the case of an Option or SAR Award, such Award may be cancelled without consideration if the Fair Market Value on the date of the event is greater than the exercise or hurdle price of such Award. Notwithstanding the foregoing, in the event such Successor Corporation does not agree to such assumption, substitution or exchange, each such Award shall terminate upon the consummation of the corporate transaction.

Unless a Participant’s applicable Award Agreement, employment agreement or other applicable written agreement provides otherwise, if a Triggering Event, dissolution or liquidation occurs and any outstanding Award held by the Participant is to be terminated (in whole or in part) pursuant to the preceding paragraph, the Administrator may accelerate the vesting and exercisability of each such Award in his sole discretion such that the Award shall become vested and exercisable in full prior to the consummation of the corporate transaction at such time and on such conditions as the Administrator shall determine. The Administrator shall notify the Participant that the Award shall terminate at least five (5) days prior to the date upon which the Award terminates.

18. Time of Granting Options. The date of grant of an Award shall, for all purposes, be the date on which the Administrator makes the determination granting such Award, or such later date as is determined by the Administrator; provided that in the case of any Incentive Stock Option, the grant date shall be the later of the date on which the Administrator makes the determination granting such Incentive Stock Option or the date of commencement of the Participant’s employment relationship with the Company.

19. General Provisions Applicable to Awards.

(a)

Awards shall be granted for such cash or other consideration, if any, as the Administrator determines; provided that in no event shall Awards be issued for less than such minimal consideration as may be required by Applicable Laws.

(b)

Awards may, in the discretion of the Administrator, be granted either alone or in addition to or in tandem with any other Award or any award granted under any other plan of the Company. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other plan of the Company, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(c)

Subject to the terms of the Plan, payments or transfers to be made by the Company upon the grant, exercise or settlement of an Award may be made in the form of cash, Shares, other Awards, other property, net settlement or any combination thereof, as determined by the Administrator in its discretion at the time of grant, and may be made in a single payment or transfer, in installments or on a deferred basis, in each case in accordance with rules and procedures established by the Administrator. Such rules and procedures may include provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of dividend equivalents in respect of installment or deferred payments.

(d)

Except as may be permitted by the Administrator (except with respect to Incentive Stock Options) or as specifically provided in an Award Agreement, (i) no Award and no right under any Award shall be assignable, alienable, saleable or transferable by a Participant otherwise than by will or pursuant to the laws of descent and distribution and (ii) during a Participant’s lifetime, each Award, and each right under any Award, shall be exercisable only by such Participant or, if permissible under Applicable Laws, by such Participant’s guardian or legal representative. The provisions of this Section 19(d) shall not apply to any Award that has been fully exercised or settled, as the case may be, and shall not preclude forfeiture of an Award in accordance with the terms thereof.

(e)

All certificates for Shares and/or other securities delivered under the Plan pursuant to any Award or the exercise thereof shall be subject to such stop transfer orders and other restrictions as the Administrator may deem advisable under the Plan or the rules, regulations and other requirements of the Securities Exchange Commission, any stock market or exchange upon which such Shares or other securities are then quoted, traded or listed, and any applicable securities laws, and the Administrator may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(f)	The Administrator may impose restrictions on any Award with respect to non-competition, confidentiality and other restrictive covenants as it deems necessary or appropriate in its sole discretion.

(g)

Any Award granted to an individual who is nominated to become a Director and is not an Employee or Consultant or a director of a Parent at the time of grant shall be forfeited in its entirety if such individual does not commence providing services to the Company within 12 months after the date of grant of such Award.

20. Amendment and Terminations.

(a)

The Board may at any time amend, alter, suspend, discontinue or terminate the Plan or any portion thereof at any time, but no amendment or termination (other than an adjustment pursuant to Section 17 above or as necessary to comply with Applicable Laws or accounting or tax rules and regulations) shall be made that would materially and adversely affect the rights of any Participant under any outstanding Award, without his or her consent, as determined in the sole discretion of the Board except (x) to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the Plan to comply with Applicable Laws or accounting or tax rules and regulations or (y) to impose any “clawback” or recoupment provisions on any Awards in accordance with Section 24. In addition, to the extent necessary and desirable to comply with the Applicable Laws, the Company shall obtain the approval of holders of capital stock with respect to any Plan amendment in such a manner and to such a degree as required by Applicable Laws. Notwithstanding anything to the contrary in the Plan, the Administrator may amend the Plan, or create sub-plans, in such manner as may be necessary to enable the Plan to achieve its stated purposes in any jurisdiction in a tax-efficient manner and in compliance with local rules and regulations.

(b)

Dissolution or Liquidation. In the event of the dissolution or liquidation of the Company, each Award shall terminate immediately prior to the consummation of such action, unless otherwise determined by the Administrator.

(c)

Terms of Awards. The Administrator may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate any Award theretofore granted, prospectively or retroactively, without the consent of any relevant Participant or holder of an Award; provided, however, that, subject to Section 17, no such action shall materially adversely affect the rights of any affected Participant or holder under any Award theretofore granted under the Plan, except (x) to the extent any such action is made to cause the Plan to comply with Applicable Laws or accounting or tax rules and regulations or (y) to impose any “clawback” or recoupment provisions on any Awards in accordance with Section 24. The Administrator shall be authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards in recognition of events (including the events described in Section 17) affecting the Company, or the financial statements of the Company, or of changes in Applicable Laws or accounting principles, whenever the Administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan.

(d)

No Repricing. Notwithstanding the foregoing, except as provided in Section 17, no action shall directly or indirectly, through cancellation and regrant or any other method, reduce, or have the effect of reducing, the exercise or hurdle price of any Award established at the time of grant thereof without approval of the Company’s shareholders.

21. Conditions Upon Issuance of Shares. Notwithstanding any other provision of the Plan or any agreement entered into by the Company pursuant to the Plan, the Company shall not be obligated, and shall have no liability for failure, to issue or deliver any Shares under the Plan unless such issuance or delivery would comply with the Applicable Laws, with such compliance determined by the Company in consultation with its legal counsel. As a condition to the exercise of any Award, the Company may require the person exercising the Award to represent and warrant at the time of any such exercise or purchase that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by Applicable Laws. Shares issued upon exercise of Awards prior to the date, if ever, on which the Common Stock becomes a Listed Security shall be subject to a right of first refusal in favor of the Company pursuant to which the Participant shall be required to offer Shares to the Company before selling or transferring them to any third party on such terms and subject to such conditions as is reflected in the applicable Award Agreement.

22. Beneficiaries. Unless stated otherwise in an Award Agreement, a Participant may designate one or more beneficiaries with respect to an Award by timely filing the prescribed form with the Company. A beneficiary designation may be changed by filing the prescribed form with the Company at any time before the Participant’s death. If no beneficiary was designated or if no designated beneficiary survives the Participant, then after a Participant’s death any vested Award(s) shall be transferred or distributed to the Participant’s estate.

23. Addenda. The Administrator may approve such addenda to the Plan as it may consider necessary or appropriate for the purpose of granting Awards to Employees or Consultants, which Awards may contain such terms and conditions as the Administrator deems necessary or appropriate to accommodate differences in local law, tax policy or custom, which, if so required under Applicable Laws, may deviate from the terms and conditions set forth in this Plan. The terms of any such addenda shall supersede the terms of the Plan to the extent necessary to accommodate such differences but shall not otherwise affect the terms of the Plan as in effect for any other purpose.

24. Cancellation or “Clawback” of Awards. The Administrator shall have full authority to implement any policies and procedures necessary to comply with Section 10D of the Exchange Act and any rules promulgated thereunder and any other regulatory regimes. Notwithstanding anything to the contrary contained herein, the Administrator may, to the extent permitted by Applicable Laws or by any applicable Company policy or arrangement, and shall, to the extent required, cancel or require reimbursement of any Awards granted to the Participant or any Shares issued or cash received upon vesting, exercise or settlement of any such Awards or sale of Shares underlying such Awards.

25. Restrictive Covenants. The Administrator may impose restrictions on any Award with respect to non-competition, confidentiality and other restrictive covenants as it deems necessary or appropriate in its sole discretion.

26. Compliance with Section 409A and Section 457A of the Code. To the extent applicable, it is intended that this Plan and any grants made hereunder comply with the provisions of Section 409A and Section 457A of the Code. This Plan and any grants made hereunder shall be administered in a manner consistent with this intent, and any provision that would cause this Plan or any grant made hereunder to fail to satisfy Section 409A and Section 457A of the Code shall have no force and effect until amended to comply with Section 409A and Section 457A of the Code (which amendment may be retroactive to the extent permitted by Section 409A and Section 457A of the Code and may be made by the Company without the consent of Participants). If, at the time of a Participant’s separation from service (within the meaning of Section 409A of the Code), (a) the Participant will be a specified employee (within the meaning of Section 409A of the Code and using the identification methodology selected by the Company from time to time) and (b) the Company makes a good faith determination that an amount payable hereunder constitutes deferred compensation (within the meaning of Section 409A of the Code) the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A of the Code in order to avoid taxes or penalties under Section 409A of the Code, then the Company will not pay such amount on the otherwise scheduled payment date but will instead pay it, without interest, on the tenth business day of the seventh month after such separation from service. Any reference in this Plan to Section 409A and Section 457A of the Code shall also include any proposed, temporary or final regulations, or any other guidance, promulgated with respect to such section by the U.S. Department of the Treasury or the Internal Revenue Service.

27. Successors and Assigns. The terms of the Plan shall be binding upon and inure to the benefit of the Company and any successor entity, including any successor entity contemplated by Section 17.

28. Data Privacy. By participating in the Plan, the Participant consents to the holding and processing of personal information provided by the Participant to the Company or any subsidiary, trustee or third-party service provider, for all purposes relating to the operation of the Plan. These include, but are not limited to:

(a)	administering and maintaining Participant records, a dissolution or liquidation of the Company;

(b)	providing information to the Company, Subsidiaries, trustees of any employee benefit trust, registrars, brokers or third-party administrators of the Plan;

(c)	providing information to future purchasers or merger partners of the Company or any subsidiary, or the business in which the Participant works; and

(d)	transferring information about the Participant to any country or territory that may not provide the same protection for the information as the Participant’s home country.

29. Governing Law. The Plan and each Award Agreement shall be governed by the laws of the State of Delaware, without application of the conflicts of law principles thereof.

30. Waiver of Jury Trial. EACH PARTICIPANT WAIVES ANY RIGHT IT MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, ARISING OUT OF, UNDER OR IN CONNECTION WITH THE PLAN.

31. Dispute Resolution. Any dispute or claim arising out of, under or in connection with the Plan or any Award Agreement shall be submitted to arbitration in Delaware and shall be conducted in accordance with the rules of, but not necessarily under the auspices of, the American Arbitration Association rules in force when the notice of arbitration is submitted. The arbitration shall be conducted before an arbitration tribunal comprised of three individuals, one selected by the Company, one selected by the Participant, and the third selected by the first two. The Participant and the Company agree that such arbitration will be confidential and no details, descriptions, settlements or other facts concerning such arbitration shall be disclosed or released to any third party without the specific written consent of the other party, unless required by law or court order or in connection with enforcement of any decision in such arbitration. Any damages awarded in such arbitration shall be limited to the contract measure of damages, and shall not include punitive damages.

32. Other Acknowledgments. Notwithstanding anything in this Plan or an Award Agreement to the contrary, nothing in this Plan or in an Award Agreement prevents a Participant from providing, without prior notice to the Company, information to governmental authorities regarding possible legal violations or otherwise testifying or participating in any investigation or proceeding by any governmental authorities regarding possible legal violations, and for purpose of clarity a Participant is not prohibited from providing information voluntarily to the Securities and Exchange Commission pursuant to Section 21F of the Exchange Act.